Form 20-F
period 2001-12-31
METALINK LTD
filed 2002-06-25
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

     |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001
     -----------------

                                       OR


     |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to
     ----------

                         Commission file number 0-30394

                                  Metalink Ltd.
             (Exact name of Registrant as specified in its charter)

                                     Israel
                 (Jurisdiction of incorporation or organization)

                    Yakum Business Park, Yakum 60972, Israel
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the
     Act:
   Title of each class          Name of each exchange on which registered
       None                                         None
Securities  registered or to be registered pursuant to Section 12(g) of the Act:
     Ordinary    Shares,     NIS    0.1    par    value    per    share

              Securities for which there is a reporting obligation pursuant to
                     Section 15(d) of the Act:
                                      None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             18,296,488 Ordinary Shares, NIS 0.1 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 |X| Yes |_| No

Indicate by check mark which financial statement item the registrant has elected
to follow.                      |_| Item 17   |X| Item 18

     Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements a result of various factors, including all the risks discussed in "Item 3--Key Information--Risk Factors" and elsewhere in this annual report.

     We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     As used in this annual report, the terms "we," "us," "our," and "Metalink" mean Metalink Ltd., and our consolidated subsidiary, unless otherwise indicated.

     "Multi-Mode DSL(TM)," "NML(TM)," "Olympus-DSL" and "Turbo SDSL(TM)" are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS........1

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE......................1

ITEM 3.         KEY INFORMATION..............................................2

ITEM 4.         INFORMATION ON THE COMPANY...................................22

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................32

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................43

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............56

ITEM 8.         FINANCIAL INFORMATION........................................59

ITEM 9.         THE OFFER AND LISTING........................................60

ITEM 10.        ADDITIONAL INFORMATION.......................................62

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLSOURES ABOUT MARKET RISK...83

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......84

                                     PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..............85

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                   USE OF PROCEEDS...........................................85

ITEM 15.        [RESERVED]...................................................85

ITEM 16.        [RESERVED]...................................................85

                                    PART III

ITEM 17.        FINANCIAL STATEMENTS.........................................86

ITEM 18.        FINANCIAL STATEMENTS.........................................86

ITEM 19.        EXHIBITS.....................................................87

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.       Selected Financial Data

         We have derived the following selected consolidated financial data presented below for each of the years ended December 31, 2001, 2000 and 1999 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data for the years ended as of December 31, 1998 and 1997 have been derived from audited financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this annual report. Please see note 2 of our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                                                  Year Ended December 31,
                                                  1997         1998        1999        2000         2001
                                                      (In thousands, except share and per share data)
Statement of Operations Data:
Revenues....................................    $    5,904  $    9,159   $   11,708  $   23,302  $   14,049
Cost of revenues:
  Costs and expenses........................         3,867       5,040        5,878       9,794       6,086
  Royalties to the Government of Israel.....            45         143          209         469         364
                                                ----------  ----------   ----------  ----------  ----------
Total cost of revenues......................         3,912       5,183        6,087      10,263       6,450
                                                ----------  ----------   ----------  ----------  ----------
Gross profit................................         1,992       3,976        5,621      13,039       7,599
Operating expenses:
  Gross research and development............         2,823       3,839        6,065      12,592      17,060
  Royalty bearing grant.....................           879       1,301        1,965       3,381       3,457
                                                ----------  ----------   ----------  ----------  ----------
  Research and development, net.............         1,944       2,538        4,100       9,211      13,603
  Sales and marketing, net..................         1,150       1,510        2,026       3,665       5,465
  General and administrative................           696         798        1,138       3,042       3,526
  Non-cash compensation.....................            93         182          382         791         745
                                                ----------  ----------   ----------  ----------  ----------
Total operating expenses....................         3,883       5,028        7,646      16,709      23,339
                                                ----------  ----------   ----------  ----------  ----------
Operating loss..............................        (1,891)     (1,052)      (2,025)     (3,670)    (15,740)
Financial income (expenses), net:
    Interest income (expenses), net                     29         (63)         145       5,986       4,629
  Non-cash charge for warrants..............            --          --       (1,400)         --          --
                                               ----------- -----------  ----------------------- -----------
  Total financial income (expenses), net....            29         (63)      (1,255)      5,986       4,629
                                                ----------  ----------- -----------  ----------  ----------
Net (loss) profit...........................    $   (1,862) $   (1,115)  $   (3,280) $    2,316  $  (11,111)
                                                ==========  ==========   ==========  ==========  ===========
Earnings (loss) per share:
  Basic.....................................    $    (0.16) $    (0.09)  $    (0.27) $     0.13  $   (0.61)
                                                ==========  ==========   ==========  ==========  ==========
  Diluted...................................    $    (0.16) $    (0.09)  $    (0.27)$      0.11 $    (0.61)
                                                ==========  ==========   ========== =========== ===========
Shares used in computing earnings (loss) per ordinary share:
  Basic.....................................    11,627,190  12,010,745   12,309,339  18,269,556  18,260,798
                                                ==========  ==========   ==========  ==========  ==========
  Diluted...................................    11,627,190  12,010,745   12,309,339  20,773,382  18,260,798
                                                ==========  ==========   ==========  ==========  ==========




                                                                    As of December 31,
                                                  1997         1998        1999        2000         2001
                                                                      (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents....................   $  1,773    $  1,013     $  4,281    $    8,851  $   15,946
Short-term investments.......................          -           -       42,816        86,268      64,967
Long-term investments........................          -           -        2,952        15,344       9,172
Working capital..............................      2,324       1,396       46,971        97,324      82,430
Total assets.................................      5,212       5,455       55,850       125,266     104,733
Short-term bank credits and loans............          -         500            -             -           -
Shareholders equity .........................      3,282       2,351       50,991       117,632      98,497

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

     Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, results of operations and financial condition, and our share price may decline. We cannot assure you that we will successfully address any of these risks.

     Slowdown in the telecommunication industry might continue to adversely affect our business and results of operations.

     Telecommunications service providers and their customers are the principal end-users of substantially all of our products. Beginning in 2001, the telecommunications industry in much of the world, including in our principal markets, experienced a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. As a result, we experienced a significant decline in demand for our products in 2001. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control. In addition, a market perception that these conditions could have an impact on our company may harm the trading prices of our shares, whether or not our business and results of operations are actually affected.


     We have a limited operating history, which may limit your ability to evaluate our business.

     We commenced operations in 1993. Our limited operating history may limit your ability to evaluate our prospects due to:

o        our limited historical financial data;

o        our unproven potential to generate operating profitability; and

o our limited experience in addressing emerging trends that may affect our business.

     You should consider our prospects in light of the risks, expenses and difficulties we may encounter in the new and rapidly evolving market for DSL chip sets.

     We have a history of operating losses.

     We have incurred significant operating losses since our inception, and we may not achieve operating profitability for the foreseeable future. We reported operating losses of approximately $15.7 million for the year ended December 31, 2001, and $3.7 million for the year ended December 31, 2000. As of December 31, 2001, our accumulated deficit was approximately $17.6 million. We reported revenues of approximately $14 million for the year ended December 31, 2001, and $23.3 million for the year ended December 31, 2000. Despite the fact that we are making expenditures in anticipation of generating higher revenues, our revenues may not grow and may even continue to decline. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase as necessary or if our expenses increase at a greater pace than our revenues, we will not likely be able to achieve, sustain or increase profitability on a quarterly or annual basis.

     Our quarterly operating results are volatile. This may cause our share price to decline.

     Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

o Our revenues depend upon the size, timing and shipment of orders for our chip sets, especially large orders from some of our customers. We do not receive orders in the same amounts each quarter.

o Our customers may not be able to forecast their needs or accurately or efficiently manage their inventory positions.

o Customer buying patterns may change and may be stronger in certain quarters of each year and weaker in other quarters of the year.

o Our limited order backlog makes revenues in any quarter substantially dependent on orders received and delivered in that quarter.

o             Customers may cancel or postpone orders in our backlog.

o The timing and level of market acceptance for existing chip sets, chip sets under development and new applications or chip sets introduced by us or by our competitors is uncertain.

o The effectiveness of our customers in marketing and selling their DSL equipment.

o             Changes in pricing by us or our competitors.

o Unfavorable changes in the prices of the components we purchase or license.

o The amount of our expenses which are fixed, rather than varying with our revenues, providing us with limited ability to attain earnings immeidately if revenue levels in any given quarter decline.

o A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were, as a result, negatively impacted.

o The mix of chip sets sold and the mix of sales channels through which they are sold.

o Changes in resource allocation by our customers due to their operating budget cycles.

o Deferrals of customer orders in anticipation of new applications or new chip sets introduced by us or by our competitors.

o Delays in delivery by the subcontractors who manufacture our chips.

     Because of the variations which we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful or should necessarily be relied upon as indicators of future performance.

     Accordingly, our operating results may be below public expectations in future fiscal periods. Our failure to meet these expectations may cause our share price to decline.

     Any reversal or slowdown in deregulation of telecommunications markets could materially harm the markets for our products.

     Future growth in the markets for our products will depend, in part, on the continued privatization, deregulation and the restructuring of telecommunications markets worldwide, as the demand for our products is generally higher when a competitive environment exists. Any reversal or slowdown in the pace of this privatization, deregulation or restructuring could materially harm the markets for our products. Moreover, the consequences of deregulation are subject to many uncertainties, including judicial and administrative proceedings that affect the pace at which the changes contemplated by deregulation occur, and other regulatory, economic and political factors. Any invalidation, repeal or modification of the requirements imposed by the Telecommunications Act of 1996, the local telephone competition rules adopted by the U.S. Federal Communications Commission to implement that Act or similar international regulation could materially harm our business, financial condition and results of operations. Furthermore, the uncertainties associated with deregulation have in the past, and could in the future, cause our customers to delay purchasing decisions pending the resolution of these uncertainties.


     The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

     Relatively few customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or if we experience a loss of any of our significant customers, particularly, Schmid Telecommunication Ltd., ECI Telecom Ltd. and Primetech Electronics Inc, or suffer a substantial reduction in orders from these customers. In 2001, our top three customers were Schmid, which accounted for 35% of our revenues; ECI, which accounted for 19% of our revenues; and Primetech, which accounted for 19% of our revenues. We cannot be certain that these customers will maintain these levels of purchases. We do not have contracts with any of our customers that obligate them to continue to purchase our chip sets, and these customers could cease purchasing our chip sets at any time. We expect that sales of our chip sets to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

     If the market for DSL solutions does not continue to develop, we will not be able to sell enough of our chip sets to achieve, sustain or increase profitability.

     DSL solutions compete with a variety of different broadband access technologies, including but not limited to cable modem, wireless and FTTH (fiber to the home) technologies. If any technology that competes with DSL technology is more reliable, faster or less expensive, reaches more customers or has other advantages over DSL technology, the demand for our chip sets will decrease, and we may not sell enough of our chip sets to achieve, sustain or increase profitability.

     If ADSL solutions gain in market share at the expense of our DSL products, we may not be able to sell enough of our chip sets to achieve, sustain or increase profitability.

     Currently our product line includes HDSL, SDSL, VDSL, and G.SHDSL products. If the ADSL technology that competes with our DSL products becomes more reliable, faster or less expensive, reaches more customers or has other advantages over our products, the demand for our chip sets will decrease, and we may not sell enough of our chip sets to achieve, sustain or increase profitability

     Substantial sales of our chip sets will not occur unless telecommunication service providers increasingly deploy DSL systems.

     The success of our products is dependent upon the decision by telecommunication service providers to deploy DSL systems and the timing of the deployment. Factors that will impact the deployment include:

o a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

o the development of a viable business model for DSL systems and services, including the capability to market, sell, install and maintain DSL systems and services;

o cost constraints, such as installation costs and space and power requirements at the telecommunication service provider's central office;

o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunication services;

o challenges of interoperability among DSL equipment manufacturers' products;

o             evolving industry standards for DSL technologies; and

o             government regulations.

     If telecommunication service providers do not expand their deployment of DSL systems or if additional telecommunication service providers do not offer DSL services on a timely basis, our business will be harmed.

     If the DSL equipment manufacturers which utilize our chip sets are not successful in selling their systems, sales of our chip sets will decline significantly.

     We rely upon DSL equipment manufacturers, such as ECI and Schmid, to integrate our chip sets into their DSL systems. If their systems are not successful, we will not be able to sell our chip sets to them in substantial quantities. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

     Our chip sets may not adequately serve the needs of end users.

     Our chip sets are sold primarily through OEMs. Thus, the feedback that we receive with respect to the field performance of our chip sets from telecommunication service providers and their users may be limited. This may impair our ability to design chip sets that are responsive to the needs of the end users of our chip sets. This may harm the market acceptance of our chip sets.

     We currently depend on sales of our European standard, or E1 HDSL, chip sets.

     For the year ended December 31, 2001, we derived approximately 68% of our revenues from our E1 HDSL chip sets. Our future financial performance will depend significantly on the successful marketing and market acceptance of this line of chip sets. If for any reason our revenues from this chip set decrease, our results of operations will be harmed.

     If we do not achieve "design wins" with equipment manufacturers during the design stage of a new product, we may be unable to secure production orders from these customers in the future.

     Once a DSL equipment manufacturer has designed its system to include a particular supplier's chip set, the DSL equipment manufacturer may be reluctant to change its source of chip sets. Accordingly, the failure to achieve design wins with key DSL equipment manufacturers could create barriers to future sales opportunities.

     We must develop new chip sets and new applications for our existing chip sets to remain competitive. If we fail to do so on a timely and cost effective basis, we may lose market share.

     The markets for DSL solutions such as ours are characterized by:

o        rapid technological changes;

o        frequent new product introductions;

o        changes in customer requirements; and

o        evolving industry standards.

     Accordingly, our future success will depend to a substantial extent on our ability to:

o        invest significantly in research and development;

o develop, introduce and support new chip sets and new applications for existing chip sets on a timely basis;

o        gain market acceptance of our chip sets;

o        anticipate customer requirements; and

o        comply with industry standards.

     We may not be able to complete the development and market introduction of new chip sets or new applications successfully. If we fail to develop and deploy new chip sets and new applications on a timely basis, we may lose market share to our competitors and our revenues will decline. In addition any change in industry standards and regulations or adoption of a standard not implemented by us, may have an adverse effect on the business of the Company.

     Because competition in the market for our solutions is intense, we may lose market share, and we may be unable to achieve or maintain profitability.

     Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors include Conexant Systems, Inc., GlobeSpan, Inc., Virata corporation , Infineon Technologies AG, and Broadcom Corporation. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chip set providers and emerge as significant competitors. For example, in December 2001, two of our principal competitors, GlobeSpan and Virata, announced the closing of their merger. Said merger may adversely affect our market share and as a result might adversely affect our results of operations. In addition, competitors may bundle their products or incorporate a DSL chip set component into existing products in a manner that renders our chip sets obsolete.

     Competition may result in lower prices and a corresponding reduction in our ability to recover our costs. This may impair our ability to achieve or maintain profitability.

     We expect that price competition among DSL chip set suppliers will reduce our gross margins in the future. We anticipate that average selling prices of DSL chip sets will continue to decline as product technologies mature. Since we do not manufacture our own chip sets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger and have greater resources than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than we are. Declines in average selling prices will generally lead to declines in gross margins for chip sets. If we are unable to recover costs, we will likely be unable to achieve profitability.

     In order to attain profitability, we must manage our expansion and anticipated growth effectively.

     We had 88 employees at December 31, 1999, and grew to 141 employees at December 31, 2001. The growth of our business has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must also implement sophisticated inventory and control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization.

     To manage growth effectively, we must continuously:

o improve and expand our information and financial systems, and managerial procedures and controls;

o        hire, train, manage and retain qualified employees; and

o effectively manage relationships with our customers, subcontractors, suppliers and other third parties.

     We cannot assure you that we have made adequate allowances for the costs and risks associated with this expansion, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to offer and expand our product categories successfully. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to record and report financial and management information on a timely and accurate basis or otherwise manage our expanding operations. If we are unable to do so effectively, our revenues may not increase, our costs of operations may increase and our business may be harmed.

     Because we operate in international markets, we are subject to additional risks.

     We currently offer our chip sets in a number of countries, through independent sales representatives and distributors, and we intend to enter additional geographic markets. Our business is subject to risks which often characterize international markets, including:

o        potentially weak protection of intellectual property rights;

o        economic, political, and security instability;

o        import or export licensing requirements;

o        trade restrictions;

o        difficulties in collecting accounts receivable;

o        longer payment cycles;

o        unexpected changes in regulatory requirements and tariffs;

o seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

o        fluctuations in exchange rates; and

o        potentially adverse tax consequences.

     These risks may impair our ability to generate revenues from our increased global sales efforts.

     Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated revenues.

     We incur substantial product development and marketing expenditures prior to generating associated revenues. We do not receive substantial orders for our chip sets during the period that potential customers test and evaluate our chip sets. This period typically lasts from six to nine months or longer, and volume production of products that incorporate our chip sets typically does not begin until this test and evaluation period has been completed. As a result, a significant period of time may elapse between our product development and sales efforts and any realization by us of revenues from volume ordering of our chip sets by our customers, or we may never realize revenues from our efforts.

     Because we do not have long-term contracts with our customers, our customers can discontinue purchases of our chip sets at any time.

     We sell our chip sets based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chip sets. Our customers can generally cancel or reschedule orders upon short notice. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our chip sets. Rather, it is a decision by a customer to use our chip sets in the design process of that customer's products. A customer can discontinue using our chip sets at any time.

     We currently rely on a limited number of subcontractors to manufacture and assemble our chips.

     We currently rely on a single subcontractor for the manufacture of each chip included in our chip sets and on a limited number of subcontractors for the assembly of finished chips and other related services. Our subcontractors manufacture, assemble and test our chips in Hong Kong, Ireland, Singapore, South Korea, the Republic of China (Taiwan) and the United States. These subcontractors currently have limited manufacturing capacity, which may be inadequate to meet our demand. If the operations of our subcontractors were halted, even temporarily, or if they were unable to operate at full capacity for an extended period of time, we could experience business interruption, increased costs, loss of goodwill and loss of customers. Delays in the manufacture of chip sets are typical in our industry, and we have experienced these delays in the past.

     We are dependent upon a limited number of suppliers of key components.

     We currently obtain key components from a single supplier or from a limited number of suppliers. We generally do not have long-term supply contracts with our suppliers. These factors subject us to the following risks:

o delays in delivery or shortages in components could interrupt and delay the manufacturing and delivery of our chip sets and may result in cancellation of orders by our customers;

o suppliers could increase component prices significantly and with immediate effect;

o we may not be able to develop alternative sources for chip set components, if and as required in the future;

o suppliers could discontinue the manufacture or supply of components used in our chip sets. In such event, we might need to modify our chip sets, which may cause delays in shipments, increased manufacturing costs and increased chip sets prices; and

o we may hold more inventory than is immediately required to compensate for potential component shortages or discontinuance.

     Changes in regulations affecting the telecommunications industry worldwide may reduce our customer base and sales.

     Changes in regulations affecting the telecommunications industry worldwide may adversely affect our key customers' businesses. As competition intensifies, these customers may be forced to cut costs, which may negatively impact our sales. Also, these customers may be forced to combine with other manufacturers, thereby reducing the number of our potential customers.

     We may experience delays in the delivery of components from our suppliers.

     Delays and shortages in the supply of components are typical in our industry. We have experienced delays and shortages on more than one occasion in the past. In addition, failure of worldwide semiconductor manufacturing capacity to rise along with a rise in demand could result in our subcontract manufacturers allocating available capacity to other customers, including customers that are larger or have long-term supply contracts in place. Our inability to obtain adequate foundry capacity at acceptable prices, or any delay or interruption in supply, could reduce our revenues or increase our cost of revenue and could harm our business and results of operations.

     Undetected hardware and software errors may increase our costs and impair the market acceptance of our chip sets.

     Our chip sets may contain undetected errors. This may result either from errors we have failed to detect or from errors in components supplied by third parties. These errors are likely to be found from time to time in new or enhanced chip sets after commencement of commercial shipments. Because our customers integrate our chip sets into their systems with components from other vendors, when problems occur in a system it may be difficult to identify the component which has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection of the errors. We may incur significant warranty and repair costs related to errors, and we may also be subject to liability claims for damages related to these errors. The occurrence of errors, whether caused by our chip sets or the components of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our chip sets.

     Our success depends on our ability to attract, train and retain qualified engineers and sales and technical support personnel.

     Upon growth in our business, we will need to hire additional engineers and highly trained technical support personnel in Israel, United States and worldwide. We currently have a small technical support staff. We will need to increase our technical staff to support new customers and the expanding needs of existing customers as well as our continued research and development operations.

     Hiring engineers and technical support personnel is competitive in our industry, due to the limited number of people available with the necessary skills and understanding of our products. This is particularly true in Israel, Northern California and the east cost of the United States. Our success depends upon our ability to attract, train and retain highly qualified engineers and technical support personnel.

     Our chip sets require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. We plan to hire additional sales personnel, particularly in the United States, Europe and Asia. In addition we may decide to engage with additional sales representatives worldwide. As competition for qualified sales personnel continues, we may not be able to hire sufficient sales personnel to support our marketing efforts.

     We are dependent on our key personnel, in particular Tzvi Shukhman, our chief executive officer, the loss of whom would negatively affect our business.

     Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Tzvi Shukhman, our chairman and chief executive officer. All of our employees have entered into employment contracts with us except for Mr. Shukhman. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Tzvi Shukhman, other members of senior management or other key personnel could negatively affect our business.

     Our profitability could suffer if third parties infringe upon our proprietary technology.

     Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our intellectual property rights, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently own four unregistered trademarks, two patents in Israel and three patents in the United States. We have also filed two additional patent applications in the United States and Israel. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

     Our products may infringe on the intellectual property rights of others.

     Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For example, the ownership by an unaffiliated third party of a valid trademark with respect to the name Metalink, or the use of that name by any unaffiliated third party (whether or not a valid trademark exists), could cause confusion and otherwise have a material adverse effect upon our business and financial condition. In addition, any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

     We may need to raise additional funds, which may not be available.

     We expect that the net proceeds from our initial public offering and secondary public offering and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. At some point, we may need to raise additional funds in the future for a number of uses, including:

o        expanding research and development programs;

o        hiring additional qualified personnel;

o        implementing further marketing and sales activities; and

o        acquiring complementary businesses.

o expending our business to new business areas, either by ourselves or in cooperation with others.

     We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may not be able to:

o        develop new products;

o        enhance our existing products;

o        remain current with evolving industry standards;

o        take advantage of future opportunities; or

o        respond to competitive pressures or unanticipated requirements.

o        enter new business areas.

     We may encounter difficulties with acquisitions, which could harm our business.

     We may make investments in other companies, products or technologies. If we acquire a company, we may have difficulty integrating that company's personnel, operations, products and technologies. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses.

     Messrs. Shukhman and Rozenberg can control the outcome of matters requiring shareholder approval.

     As of December 31, 2001, Messrs. Tzvi Shukhman and Uzi Rozenberg beneficially own an aggregate of 8,581,519 ordinary shares (representing approximately 46.9% of the ordinary shares then outstanding). These shareholders will control the outcome of various actions that require shareholder approval. For example, these shareholders could elect our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

     Messrs. Shukhman and Rozenberg are parties to a voting agreement, pursuant to which they will act in concert with respect to the nomination and election of directors.

     8,782,490, or 48%, of our outstanding ordinary shares are restricted from immediate resale but may be sold into the market in accordance with the requirements of the federal securities laws. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

     As of December 31, 2001, we had 18,296,488 ordinary shares outstanding. Of those, 8,782,490 ordinary shares (48% of our total outstanding ordinary shares) are, available for resale in the public market in accordance with the requirements of the United States federal securities laws. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

     In addition, as of December 31, 2001, options to purchase a total of 3,905,381 ordinary shares under our share option plans were outstanding. We filed registration statements covering 5,522,433 ordinary shares issuable upon the exercise of options under our share option plans. These ordinary shares, when issued upon the exercise of options, will be available for sale in the public market, subject to the terms of the grant of the related options. In addition, we have registered 160,000 ordinary shares issuable pursuant to our 2000 Employee Stock Purchase Plan. Accordingly, ordinary shares purchased by our employees pursuant to our 2000 Employee Stock Purchase Plan, will also be available for sale in the public market. As of December 31, 2001, 82,221 shares were purchased by our employees pursuant to our 2000 Employee Stock Purchase Plan.

     34,000 additional ordinary shares issuable upon the exercise of outstanding warrants may be registered for sale pursuant to registration rights granted to a shareholder, which rights permit that shareholder, in specified circumstances, to demand to have its shares registered and to have its shares included in our registration statements.

     Volatility of our share price could adversely affect our shareholders.

     The market price of our ordinary shares has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

o actual or anticipated variations in our quarterly operating results or those of our competitors;

o        announcements by us or our competitors of technological innovations;

o        introduction and adoption of new industry standards;

o        introductions of new products by us or our competitors;

o announcements by us or by securities analysts of changes in financial estimates or;

o        conditions or trends in our industry;

o        changes in the market valuations of our competitors;

o        announcements by us or our competitors of significant acquisitions;

o entry into strategic partnerships or joint ventures by us or our competitors;

o        additions or departures of key personnel; and

o        sales of ordinary shares.

     Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.

     Our ordinary shares have been listed for trading on the Nasdaq National Market since December 2, 1999. As of December 3, 2000, our ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange. Volatility of the price of our ordinary shares on either market is likely to be reflected on the price of our ordinary shares on the other market. In addition, fluctuations in exchange rate between the New Israeli Shekel or NIS and the dollar may affect the price of our ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of our ordinary shares on the Nasdaq National Market.

     Investors may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to that volatility. The stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. We cannot assure you that our ordinary shares will trade at the same levels of shares of other technology companies or that shares of technology companies in general will sustain their current market prices. In addition, the stock market in either country may be closed due to facts or circumstances beyond our control.

     Our management has broad discretion as to the use of the proceeds of our public offerings.

     Our management has broad discretion as to how the net proceeds of our public offerings are used. Investors will be relying on the judgment of management regarding the application of the proceeds of those offerings. The results and the effectiveness of the application of the proceeds are uncertain. In addition, we have changed our investment mix in order to avoid being regulated under the Investment Company Act of 1940, which has affected the income generated by our investment assets.

     Because we are characterized as a passive foreign investment company or PFIC for 2001, and we may be characterized as a PFIC for additional years, our U.S. shareholders may suffer adverse tax consequences.

     In taxable year 2001, our assets which produce passive income exceeded levels specified in the U.S. Internal Revenue Code ("IRC"), which resulted in characterizing Metalink Ltd. as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2001. This characterization could result in adverse U.S. tax consequences to our shareholders. In addition, we may be characterized, as a PFIC for additional taxable years if our passive income, or our assets which produce passive income, exceed the levels set out in the IRC. U.S. shareholders should consult with their own U.S. advisors with respect to the U.S. tax consequences of investing in our ordinary shares. See "Item 10-Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Considerations"

     The tragic terrorist attacks in the United States and worldwide have affected the global economy and could have a material adverse effect on our results of operations.

     The tragic terrorist attacks in the United States on September 11, 2001, followed by military action by the United States and threats of biological warfare, have affected, and may continue to affect for an unforeseen time, the global economy. The future course of this conflict and its effect on the global economy and the telecommunications industry cannot be predicted.

Risks Relating to Our Location in Israel

     Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

     Our principal offices and research and development facilities are located in Israel. (We also have a research and development center in Folsom, California, see "Item 4 - History and Development of the Company"). Political, economic and military conditions in Israel directly affect our operations. Since September 2000, the State of Israel and its citizens have been subjected to repeated terrorist attacks. The hostilities between the State of Israel and the Palestinians increased during the past year and have intensified in the past few months. This conflict can have both direct and indirect impacts on our business as a result of, among other things, military service obligations of our directors, officers and employees, changes in monetary and fiscal policies including but not limited to a significant increase in inflation, the willingness of customers outside Israel to buy our products, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. We cannot assess the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

     Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that, the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

     All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to approximately 31 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we believe that we have operated relatively efficiently given these requirements since we began operations and during the period of the increase in hostilities with the Palestinians since September 2000, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians would change, and we cannot predict the effect on our business operations of any expansion or reduction of these requirements.

     Changes to the Israeli tax system may have adverse tax consequences for us and our shareholders.

     The Israeli government recently appointed a new committee to review the current tax system and propose possible reforms. This may result in significant changes to the Israeli tax system, which may have adverse tax consequences for us and our shareholders. Because we cannot predict the outcome of the committee's review and to the extent, if any, its recommendations would be enacted into law, we and our shareholders face uncertainties as to the potential consequences of this tax reform initiative.

     Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

     The Israeli Companies Law generally requires that a merger be approved by a company's board of directors and by a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the merger will not be deemed approved if a majority of the ordinary shares held by shareholders other than the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

     Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half of such shareholder's ordinary shares for a period of two years following the exchange and for a period of four years on the remaining half of the ordinary shares even if the shareholder has not yet sold the ordinary shares acquired in the exchange. These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition of us. This could prevent a change of control of us and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

     Because substantially all of our revenues are generated in U.S. dollars while a portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar or if the NIS is appreciated against the U.S. dollar.

     We generate substantially all of our revenues in dollars, but we incur a portion of our expenses, principally salaries, related personnel expenses and occupancy expenses in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. In 2000 the NIS was appreciated against the dollar in the rate of 2.7% while the rate of inflation was 0%. In 2001 the NIS was depreciated against the dollar in the rate of 9.3% while the rate of inflation was 1.4%. We can not be certain that the trends which have benefited us in 2001 will continue. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

     To date, we have not engaged in hedging transactions. In the future, we might enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the New Israeli Shekel. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

     The government programs and benefits in which we currently participate or which we currently receive require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase our costs and taxes and could impact our manufacturing operations.

     We currently receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a significant portion of our research and development expenditures in Israel and we intend to apply for additional grants in the future. We cannot assure you that we will continue to receive grants at the same rate or at all. One of the conditions to the receipt of these grants is that we pay royalties to the Office of the Chief Scientist on revenues derived from the sale of products and services resulting from the research and development funded by these grants. The budget of the Office of the Chief Scientist has been subject to reductions which may affect the availability of funds for grants in the future and the terms and conditions of these grants (including the rates of royalty payments) as determined in government regulations that have been modified from time to time. If we fail to comply with these conditions, we could be required to refund any payments previously received together with interest and penalties and would likely be denied receipt of these grants thereafter. In addition, the regulations under which we received these grants restrict our ability to manufacture products or transfer technology outside of Israel. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel. However, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be revoked or modified in any way or that we will obtain consents for such activities at all, from the Office of the Chief Scientist in the future. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of the grants and denial of any future applications for grants or these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. See Item 10 regarding a discussion of a pending amendment to the Research Law under which the Office of the Chief Scientist operates.

     In addition, several of our capital investments have been granted "approved enterprise" status under Israeli law. The portion of our income derived from our approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which we have taxable income and we will be subject to a reduced tax for a period of five or eight additional years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions stipulated in applicable law and in the specific certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all.

     It may be difficult to enforce a U.S. judgment against us, our officers and directors who are nonresidents of the United States or to assert U.S. securities laws claims in Israel or serve process on our officers and directors who are nonresidents of the United States.

     We are incorporated in Israel. The majority of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

ITEM 4.  INFORMATION ON THE COMPANY

A.       History and Development of the Company

     Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. In September 2000, we moved our principal executive offices from Tel-Aviv to a new location at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555. In 1997, we established a wholly-owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. Metalink Inc. is located at 105C Lake Forest Way, Folsom, California 95630, and its telephone number is 916-355-1580.

     In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the Nasdaq National Market under the symbol "MTLK." In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares. As of December 3, 2000, our ordinary shares are traded also on the Tel-Aviv Stock Exchange.

     During the period between December 2000 and April 2001 we have purchased at market price at broker transactions 898,500 of our ordinary shares for approximately $9.88 million, pursuant to a repurchase program authorized by our board and approved by the Tel-Aviv District Court.

     In January 2001, we implemented a new enterprise resources planning system. The new system supports the control of our operations.

     Capital expenditures were $3.4 million for year 2001. The expenditures were principally for capital equipment and software used in our research and development activities.

B.       Business Overview

General

     We design, develop and market digital subscriber line (DSL) chip sets used by manufacturers of telecommunication equipment. Our chip sets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 500 times faster than transmission rates provided by conventional analog modems. Our chip sets typically include three to five individual integrated circuits, or chips, and include an analog front-end for line interfacing with analog signals, a digital signal processor (DSP) for signal processing and a framer to process the messages being transmitted. We are a leader in DSL semiconductor technology because of our expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over seven million of our chips to original equipment manufacturers (OEMs) that incorporate our chip sets into their own products. These OEMs, which include ECI Telecom Ltd., Alcatel Networks Corporation, Primetech Electronics Inc, Portugal Telecom Inovacao, Quante Verkabelungsystem GmbH, Schmid Telecommunication Ltd., Siemens AG, Tut Systems Inc. and others, have sold products containing our chip sets to telecommunication service providers throughout the world, including Bell Canada, British Telecom, France Telecom, Deutsche Telecom, Portugal Telecom and Italy Telecom.

Products and Technology

     We offer a broad suite of DSL chip set solutions. A typical chip set consists of an analog front-end (AFE) device and a digital device. The AFE serves as an interface between the analog signals transmitted along the copper wire and the digital device. The AFE performs various analog signal-processing functions, such as converting the analog signals into digital format and vice-versa. The digital device include multiple functions including the transceiver (DSP) section implementing the modulation and demodulation of the digital signal, the framer section which serves as an interface between the DSP functional block and the digital network system. In some cases the digital device may contain additional functionality such as a network processor, higher layers processing etc.

     Our chip sets support the transmission of digital transmissions over copper wire using different line codes, including two bit per quadrant (2BlQ), pulse amplitude modulation (PAM) and quadrature amplitude modulation (QAM). Each of our chip sets is software programmable to meet the specific needs of each customer. This enables the implementation of multiple DSL configurations, such as high bit-rate DSL ( HDSL) and Symmetric DSL (SDSL), a broad range of transmission rates, performance enhancement and feature upgrades in compliance with various industry standards.

     HDSL. HDSL is a cost-effective alternative to traditional repeatered T1 (in North America) and El (in the rest of the world) transmission services, which generally offer transmission speeds of 1.5 or 2.0 megabits per second, or Mbps. The HDSL system creates a link between the central office and a customer network premise over unconditioned copper wire. T1 HDSL has been standardized by the American National Standards Institute, or ANSI, and allows the transmission of
1.544 Mbps over two copper wire pairs using 2BlQ line code. El HDSL has been standardized by the European Telecom Standards Institute (ETSI) and allows the transmission of 2.320 Mbps over either one, two or three copper wire pairs, depending on the operator's deployment strategy and generally uses the 2BlQ line code. ETSI's specifications for 1-Pair HDSL were also adopted by the International Telecommunication Union (ITU). We currently offer El HDSL for 1-Pair, 2-Pair and 3-Pair copper wire configurations and a T1 HDSL which is a 2-Pair configuration, each of which uses 2BlQ line coding. We believe that our chip sets are the only chip sets that meet the performance criteria as defined by the 1-Pair El HDSL 2BIQ standard. We were the driving force in setting the ETSI standard for 1-Pair El HDSL solutions.

     SDSL. Similar to HDSL, SDSL uses 2BlQ encoding to offer a symmetric link over a single copper wire at maximum symmetric rates of 2.320 Mbps. SDSL is used by competitive local exchange carriers, or CLECs, to allow their business customers cost effective access to the network, including high-speed access to the Internet and remote local area networks (LANs), integrated with multiple transmissions of voice channels and video conferencing. To date, the SDSL technology has been recognized as an accepted specification and is not likely to be adopted as a formal standard by any of the standardizing bodies. We currently offer chip sets for SDSL-based systems in various configurations.

     HDSL2. HDSL2 improves on the T1 HDSL 2-Pair solution by offering similar performance achieved using only a single copper wire pair. This is achieved by using the PAM-16 line code in combination with Trellis coding. This standard was further enhanced to support an extended reach 4 wire mode, using the same PAM-16 line code referred to as HDSL4.

     G.SHDSL. G.SHDSL improves on the SDSL and HDSL technologies by providing rate adaptive solutions at rates of up to 2.320 Mbps, while increasing the maximum range of transmissions by 20%, compared to that allowed by the legacy technologies. G.SHDSL supports various encoding technologies, including the technologically-advanced Trellis coded PAM-16. We are a contributor to the standardization of G.SHDSL, and we have developed proprietary algorithms for the efficient implementation of this technology. During the year 2001, we completed the development and integration of our first generation SHDSL solution that includes an eight-port G.SHDSL digital device, a single port G.SHDSL digital device and an single port G.SHDSL analog front end. During 2001 we also completed the development of a second generation digital device optimized for T1/E1 transport applications. This device, incorporated the entire digital functionality of a T1/E1 transport application combining the DSL transceiver and framer, T1/E1 framer, host processor and RAM. To the best of our knowledge, this is the only device available in the market with such high levels of optimization and integration for T1/E1 transport applications.

     VDSL. VDSL technology defines very high transmission rates over a single copper wire pair. This includes symmetric transmission at a rate of up to 26 Mbps and asymmetric transmission of 52 Mbps downstream and 6 Mbps upstream. VDSL is typically deployed in combination with an optical network unit. This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses. The unit multiplexes the bandwidth of hundreds of subscribers onto a single fiber that carries the information to the central office. VDSL applications include high bandwidth data, multiple video and voice channels, broadband access and broadband wide area networks (WANs). VDSL has been standardized by ANSI and ETSI and is currently at its standardization stage in ITU-T and IEEE. We are an active participant in all these standardization processes. We have developed powerful algorithms for VDSL, including NML, that optimize the performance in the operating environment. During 2001, we finished the development and started integration of two generations of VDSL solutions, including a single port 2-band digital device, a single port 4-band digital device, a dual port 3-band device and a single port 4-band analog front end. To the best of our knowledge these devices were the first available standard compliant solutions according to the quadrature amplitude modulation (QAM)-based ETSI and ANSI standards.

     The following is a table of our proprietary chips which form the chip sets offered by us to our customers


--------------------- ------------------------------------------------------------ ------------- --------------
                                                                                                    Maximum
                                                                                                 Transmission
                                                                                     Sampling        Rates
       Chips                                   Function                                Date         (Mbps)
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtH 1242              2BlQ AFE                                                         2Q97          1.168
MtH 2441              2BlQ AFE                                                         3Q99          2.320
MtH 2443              Low-power, small size 2BIQ AFE                                   3Q99          2.320
MtH 2445              2B1Q AFE                                                                       2.320
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtH 1210BL            2BlQ encoding/decoding DSP                                       2Q97          1.168
MtH 2410BL            Low-power 2BlQ encoding/decoding DSP                             1Q99          2.320
MtH 2411              Advanced, low-power 2BlQ encoding/decoding DSP                   3Q99          2.320
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtH 2430CL            Universal T1 /El standards compliant framer                      3Q98          2.320
MtH 2431              Single pair framer                                                             2.320
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtH 2470 Dual         Advanced, low-power integrated dual                              3Q99          2.320
                      DSP and dual framer
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtS 870               Octal SHDSL transceiver/framer                                   4Q00          4.640
MtS 170               Single SHDSL transceiver frame                                   1Q01          4.640
MtS 140               Single SHDSL AFE                                                 4Q00          4.640
MtS 142               Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.        2Q01          4.640

--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtV 9170              VDSL transceiver/framer for 2-band applications                  1Q01           26
MtV 9370              Dual VDSL transceiver/framer for 3-band applications             3Q01           52
MtV 9171              VDSL transceiver/framer for 4-band applications                  4Q01           52
MtV 9141              VDSL AFE for 2,3 and 4-band applications                         4Q01           52
--------------------- ------------------------------------------------------------ ------------- --------------

         The following table enumerates our product applications:


--------------------------------------------------- --------------------        --------------------------------------
              Chip Set Applications                      Products                    Configuration
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
2-pair                                                  E1/T1 HDSL MtH 1242 Each
                                                        chip set consists of two
                                                        AFE MtH 2441 MtH chips,
                                                        two DSP chips and one
                                                        framer 2445 MtH chip.
                                                        2410BL
                                                        MtH 2411
                                                        MtH 2430
--------------------------------------------------- --------------------        --------------------------------------
Integrated 2-pair El/T1 HDSL                            MtH 2443                 Each chip set consists of two AFE
                                                        MtH 2470                chips and one integrated DSP/framer
                                                                                chip.
--------------------------------------------------- --------------------        --------------------------------------
1-pair El HDSL                                          MtH 2441                Each chip set consists of one AFE
                                                        MtH 2410AL              chip, one DSP chip and one framer
                                                        MtH 2410BL              chip.
                                                        MtH 2411
                                                        MtH 2430
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
Dual Channel 1-pair El HDSL                             MtH 2443                Each chip set consists of two AFE
                                                        MtH 2470                chips and one integrated DSP/framer
                                                                                chip.
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
3-pair El HDSL                                          MtH 1242                Each chip set consists of three AFE
                                                        MtH l2l0BL              chips, three DSP chips and one
                                                        MtH 2430                framer chip.
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
Octal                                                   G.shdsl CO application
                                                        MtS870 Each chip set
                                                        consists of one octal
                                                        MtS140 DSP / framer and
                                                        eight AFE chips.
                                                        MtS142
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
G.shdsl                                                 CPE application MtS170
                                                        Each chip-set consist of
                                                        a single MtS140 DSP /
                                                        framer chip and a single
                                                        AFE MtS142 chip.
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
Single pair T1 HDSL2 and E1 G.SHDSL                     MtS170                  Each chip-set consist of a single
                                                        MtS140                  DSP / framer chip and a single AFE
                                                        MtS142                  chip.
--------------------------------------------------- --------------------         --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
Two pair T1 HDSL4 and E1 G.SHDSL                        MtS170 Each
                                                        chip-set consist of a
                                                        two DSP / MtS140 framer
                                                        chips and two AFE chips.
                                                        MtS142
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
CO                                                      dual three band VDSL
                                                        application MtV9370 Each
                                                        chip-set consist of a
                                                        DSP/ MtV9141 framer chip
                                                        and two AFE chips.
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
CO and CPE  four band VDSL application                  MtV9171                 Each chip-set consist of a single
                                                        MtV9141                 DSP / framer chip and a single AFE
                                                                                chip.
--------------------------------------------------- --------------------        --------------------------------------
--------------------------------------------------- --------------------        --------------------------------------
CPE two-band VDSL application                           MtV9170                 Each chip-set consist of a single
                                                        MtV9141                 DSP / framer chip and a single AFE
                                                                                chip.
--------------------------------------------------- --------------------        --------------------------------------

Customers

         Our customers, telecommunication equipment manufacturers, incorporate our chip sets into the products that they sell to telecommunication service providers. Since we commenced operations in 1993, we have shipped over seven million of our chips to our customers, or OEM partners, including Lucent, Next Level Communications, ECI, Marconi Communications, Alcatel, PT - Inovacao, Datentechnik (Quante) , RAD Data Communications, Schmid, Siemens and Tut Systems. These chips are used in telecommunication equipment deployed worldwide by telecommunications service providers including Qwest, Bell Canada, British Telecom, and France Telecom. Our largest customers include ECI, Schmid and Primetech, each of which accounted for 10% or more of our total sales in 2001. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chip sets and these customers could cease purchasing our chip sets, at any time.

         Our chip sets are being incorporated into the following systems:

o T1/El transmission equipment, which is used by telecommunications service provider to enable transmission speeds of 1.544 Mbps, for T1 lines, and 2.048 Mbps, for El lines;

o Digital subscriber line access multiplexers (DSLAMs), which are used to terminate up to hundreds of lines in a central office and aggregate them onto high-speed lines for transmission to the communications backbone;

o DSL enabled Digital loop carriers (DLC), which are used to terminate up to hundreds of DSL and telephony lines, typically in a remote terminal (RT) or an optical network unit (ONU);

o DSL network interface units, which are customer premises equipment that enable high-speed data transmission over the local loop;

o DSL-compatible routers, which are used to connect one or more personal computers to the local loop;

o DSL-integrated access device (IAD) that combine voice and data transport over single twisted pair; and

o DSL residential gateways and set-top boxes (STB) that combined Video, Voice and Data transport over single twisted pair.

         Our customers market their products to public and private telecommunications service providers. These service providers include incumbent local exchange carriers or ILECs, CLECs and Internet service providers.

         The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                 Year ended December 31,
                                 ----------- ----------- ----------
                                    1999        2000       2001
                                    ----        ----       ----
                                 ----------- ----------- ----------
                                          (in thousands)


Revenues:
Israel                               $4,859      $8,227      $3,070
Switzerland                           1,853       6,356       5,329
Canada                                1,681       6,053       2,989
Spain                                   671         630         939
United States                         1,864         569         680
Germany                                  35         493         170
Other foreign countries
         (mainly European)              745         974         872
                                       ----        ----        ----

                                   $ 11,708    $ 23,302    $ 14,049
                                   ========    ========    ========


Sales and Marketing

         We have established a worldwide network of independent sales representatives and distributors. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to our customers.

         We have sales representative in the following countries:

         Europe: Austria, Germany, Italy, Poland, Portugal and Spain.

         Asia: Republic of China (Taiwan), People Republic of China (Mainland China), Japan, Singapore and South Korea

         Australia

         North America: Canada and the United States

         South America: Brazil.

         The listed sales representatives, also, offer our customers technical support and customer services.

         We also sell our products directly to select customers in Israel and Europe. Direct sale customers include ECI, Schmid, and RAD Data Communications. Our sales force, technical support personnel and key engineers work together in teams to support key customers. We have located technical support capabilities in key geographic locations.

         Our marketing strategy focuses on key customer sponsorships to promote early adoption of our chip sets in the products of DSL equipment manufacturers who are market innovators and market leaders. Through our ongoing relationships, customers provide us with direct feedback on product specifications and applications while participating in product testing simultaneously with our certification process. This approach accelerates customers' time to market enables us to achieve early design wins and volume commitments for our chip sets.

         We intend to continue to invest resources in marketing communications efforts, including participation in trade shows and trade events and direct marketing campaigns. These efforts are directed at enhancing our brand recognition and building our reputation as a leading developer of DSL chip sets, as well as our customer service and responsiveness.


Research and Development

         We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the needs of our customers. Accordingly, we intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of the product development process, we seek to develop close relationships with industry innovators in our target segments and engage in product development partnerships to meet their needs.

         As of March 31, 2002 our research and development staff consisted of 89 employees. Research and development activities take place at our facilities in Yakum, Israel and at the design center of our subsidiary in Folsom, California. We intend to continue adding research and development personnel in the near future. We deploy standard procedures for the design, development and quality assurance of our new product developments.

         The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, encourages research and development projects which result in products for export. Since 1994, we received grants from the Office of the Chief Scientist for the development of our products. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing, products.

Manufacturing

         We do not own or operate a semiconductor fabrication facility. As a fabless provider of chip sets, we subcontract our entire semiconductor manufacturing to third party contractors. Our chip sets are delivered to us fully assembled and tested based on our proprietary designs. The use of the fabless model allows us to focus substantially most of our resources on determining customer requirements and on the design, development and support of chip sets and to have significantly reduced capital requirements.

         We currently subcontract our semiconductor wafer manufacturing to Chartered Semiconductor Manufacturing Corporation in Singapore and Taiwan Semiconductor Manufacturing Company (TSMC) and the packaging and testing of our chip sets to Singapore Technologies Assembly and Test Services (STATS), Advanced Semiconductor Engineering Inc. (ASE Inc.) & ASE TEST LIMITED and Amkor Technology Inc in Korea. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us. All of the fabrication, assembly and test facilities are ISO 9002 / QS9000 / SAC certified. None of our chip sets is currently manufactured by more than one contractor. In the event one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the effected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

         We intend to continue for the foreseeable future to rely on third parties for substantially all of our wafer manufacturing, assembly and test requirements. All of our subcontract manufacturers produce products for other companies. We do not have long-term manufacturing agreements with any of our foundries. Our foundries are not obligated to supply us with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by one of our foundries.

         We must place orders at least 14 to 16 weeks in advance of expected delivery. As a result, we have only a limited ability to react to fluctuations in demand for our chip sets, which could cause us to have excess or a shortage of inventory of a particular chip.

Proprietary Rights

         We rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. We own unregistered trademarks for the names NML, Multi-Mode DSL, Turbo SDSL and Olympus-DSL. We do not currently own any registered copyrights.

         In addition, our NML technology is protected by two patents in Israel and three patents in the United States. One of the two Israeli patents was issued in favor of us following a settlement agreement we entered into with an opposing company. We have filed two additional patent applications in the United States and Israel. These applications may not result in any patent or patents being issued and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.


Competition

         The DSL chip set market is intensely competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

         We believe our principal competitors for HDSL, SDSL, HDSL2 and G.SHDSL products include, GlobespanVirata, Infineon and Conexant. Our principal competition for VDSL QAM based products include Broadcom and Infineon. Other competitors offering VDSL DMT based products include Globespan, ST Microelectronics, Zarlink and Ikanos. In addition to these competitors, there have been announcements by other integrated circuit companies that they intend to enter the DSL chip set market.

         We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chip set providers and emerge as significant competitors. For example, in December 2001, two of our principal competitors, GlobeSpan and Virata, announced the closing of their merger. Said merger may adversely effect our market share and as a result might adversely effect our result of operations. In addition, competitors may bundle their products or incorporate a DSL chip set component into existing products in a manner that renders our chip sets obsolete.

         Further, many of our customers face competition from companies, which design their own chip sets. Because these companies do not purchase all of their chip sets from suppliers such as us, if these competitors displace our customers in the DSL equipment market, our customers would no longer need our chip sets, and our business would be seriously harmed.

         Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have preexisting relationships with our customers or potential customers. These competitors may compete effectively with us because in addition to the above-listed factors, they more quickly introduce new technologies, more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

         As the DSL market matures, the industry may become subject to increasing price competition driven by the lowest cost providers of chip sets. We anticipate that average per unit selling prices of DSL chip sets will continue to decline as product technologies mature. If we are unable to reduce our costs sufficiently to offset declines in the average per unit selling prices or are unable to introduce new higher performance products with higher average per unit selling prices, our operating results will be seriously harmed. Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chip sets in response to declining average per unit selling prices. Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

C.       Organizational Structure

         See "Item 5--Operating and Financial Review and Prospects--Over View"

D.       Property, Plants and Equipment

         Our headquarters and principal administrative, finance, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. The lease expires in September 2010. In the United States, we lease approximately 10,000 square feet of office space in Folsom, California. The lease will expire in March 2005, and we will have the option to extend the lease for two additional five-year periods. In addition we currently lease sales and support office in San Jose, California (864 square feet). Currently, our offices in San Jose are not occupied and we intend to try and sublease these premises for the remainder of the lease period, which concludes March 2004. Aggregate rental payments, at rates in effect at December 31, 2001 are approximately $957,000 and the projected payments for 2002 are approximately $932,000. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future.

         Total rent expenses for the years ended December 31,2001, 2000 and 1999 were $957,000, $543,000 and $290,000, respectively.

ITEM 5.  Operating and financial review and prospects

A.       Overview

         We design, develop and market digital subscriber line (DSL) chip sets used by manufacturers of telecommunication equipment. Our chip sets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 500 times faster than transmission rates provided by conventional analog modems.

         We were incorporated in September 1992 under the laws of the State of Israel. From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunication equipment manufacturers. We shipped our first chip set in the fourth quarter of 1994. Since that time, we have continued to focus on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In addition, in 1997, we established a wholly owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware and is headquartered in Northern California. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. In 1999, we established our Northern California research and development design center. In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

B.       Critical Accounting Policies

         Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, and the use and recoverability of inventory. Actual results could differ from those estimates. The markets for our products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future realizability of our assets. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

         Revenue from product sales is recognized upon shipment to the customer, when the risk of loss has been transferred to the customer, price and terms are fixed, and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Our revenue recognition policy is significant because our revenue is a key component of our operations. In addition, our revenue recognition determines the timing of certain expenses, such as sales commissions. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Inventories

         Inventories are stated at the lower of cost or market. Cost is determined on a moving average basis. We regularly review inventory values and quantities on hand and write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. If actual market conditions are less favorable than those expected by management, additional inventory write-downs may be required. If our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our estimates of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

C.       Operating Results

General

         Revenues. Our revenues are derived from sales of our chip sets to our customers with which we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2001, three customers accounted for approximately 73% of our revenues.

         We sell our chip sets in Europe, Israel and North America through independent sales representatives and distributors. We also sell our chip sets directly to select customers in Israel and Europe. For the year ended December 31, 2001, approximately 76% of our sales were in Europe and Israel and 24% in North America.

         Cost of Revenues. Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, salaries and other personnel related expenses for those engaged in operations, fees for subcontractors who manufacture, assemble and test our chip sets, other overhead expenses and royalties paid to the Government of Israel.

         Gross Research and Development. Research and development expenses consist primarily of salaries and other personnel related expenses related to the design, development and enhancement of our products and other overhead expenses. In addition, we subcontract the layout and mask development production of our chips to unaffiliated third parties. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives. We expect these expenses to increase in the future as we continue to develop new products and product applications.

         Research and Development, Net. The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. In 1999, 2000 and 2001, we received grants from the Office of the Chief Scientist for the development of our products. Research and development expenses are net of grants received or accrued from the Government of Israel.

         Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other personnel related expenses for those engaged in the sales, marketing and support of our products, as well as trade show, promotional and public relations expenses. Our success in increasing revenues depends on our ability to increase our customer base, achieve design wins, drive industry standards and introduce new products and product applications. Accordingly, we intend to pursue sales and marketing campaigns, and we therefore expect these expenses to increase in the future.

         General and Administrative. General and administrative expenses consist primarily of salaries and other personnel related expenses for executive, accounting and administrative personnel, professional fees, and other general corporate expenses. As we incur additional costs related to the growth of our business and our becoming a public company, we expect that general and administrative expenses will also increase.

         Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses consist of the charge incurred by us arising from the grant of options to purchase our ordinary shares at exercise prices below the fair market value of our ordinary shares at the date of the grant. This discount is recorded and charged to our earnings over the vesting period of the options. We have recorded a total of $3,868,000 of deferred stock compensation as of December 31,2001. We have incurred amortization of deferred stock compensation expenses of $382,000 in 1999, $791,000 in 2000 and $745,000 in
2001.

         We expect to recognize stock compensation expenses of $799,000 in 2002, $628,000 in 2003, $208,000 in 2004 and $15,000 in 2005. We cannot guarantee, however, that we will not accrue additional stock compensation expenses in the future or that our current estimate of these costs will prove accurate, either of which events could seriously harm our business and results of operations.

         Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest earned on bank deposits and securities in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and interest expense paid on bank loans.

         Taxes. Israeli companies are generally subject to income tax at the corporate rate of 36%. However, we are eligible for tax benefits which should result in our income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net operating loss carry forwards.

         The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations. The data is as follows:



                                                                  Year Ended December 31,
                                                           1999            2000            2001

Revenues...........................................         100%              100%            100%
Cost of revenues:
     Costs and expenses............................           50               42              43
     Royalties to the Government of Israel.........            2                2               3
                                                           -----            -----           -----
Total Cost of revenues.............................           52               44              46
                                                           -----            -----           -----
Gross profit.......................................           48               56              54
Operating expenses:
     Gross research and development................           52               54             121
     Royalty bearing grant.........................           17               14              24
                                                           -----            -----           -----
     Research and development, net.................           35               40              97
     Sales and marketing, net......................           17               16              39
     General and administrative....................           10               13              25
     Non-cash compensation.........................            3                3               5
                                                           -----            -----           -----
Total operating expenses...........................           65               72             166
                                                           -----            -----           -----
Operating loss.....................................          (17)             (16)           (112)
Financial income (expenses), net:
     Non-cash charge for warrants..................          (12)              --              --
     Interest income, net..........................            1               26              33
                                                           -----            -----           -----
     Total financial income (expenses), net........          (11)              26              33
Net Income (loss)..................................          (28)%            10%            (79)%
                                                           ======           =====           ======



Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

         Revenues. Revenues in 2001 were $14 million, a decrease of $9.3 million compared with revenues of $23.3 million in 2000. The decrease in revenues reflects general economic conditions and increased weakness in the telecommunication market in North America and Europe, and the fact the customers have reduced orders while diminishing inventories previously purchased.


         Cost of Revenues. Cost of revenues was $6.4 million in 2001, a decrease of $3.9 million compared with cost of revenues of $10.3 million in 2000. This decrease is primarily attributable to the decrease in revenues. Cost of revenues as a percentage of revenues increase to 46% in 2001 from 44% in 2000, primarily attributable to the decrease in revenues volume and the fixed cost elements in the cost of good sold.

         Gross Research and Development Expenses. Gross research and development expenses were $17 million in 2001, an increase of $4.4 million compared with gross research and development expenses of $12.6 million in 2000. This increase is primarily attributable to enhancement of our research and development focusing in our SHDSL and VDSL products, including increase in personnel (increased expenses of $3.1 million). Gross research and development as a percentage of revenues increased to 121% in 2001 from 54% in 2000 primarily attributable to the decrease in revenues volume, and also the increase in gross research and development expenses mentioned above. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

         Research and Development, Net. Grants from the Office of the Chief Scientist, totaling $3.5 million in 2001 compared with $3.4 million in 2000, are applied as reductions to gross research and development expenses. Research and development expenses (net) were $13.6 million in 2001, or 97% of revenues, compared with $9.2 million in 2000, or 40% of revenues. As grants were approximately the same in both 2000 and 2001, the increase in research and development, net, as a percentage of revenue is attributable, to the decrease in revenues volume, and also the increase in gross research and development expenses mentioned above.

          Sales and Marketing. Sales and marketing expenses were $5.5 million in 2001, an increase of $1.8 million compared with sales and marketing expenses of $3.7 million in 2000. This increase is primarily attributable to enhancement of sales channels in North America and the resulting increase in personnel (increased expenses of $1.1 million). Sales and marketing expenses, as a percentage of revenues, were 39% in 2001 compared to 16% in 2000 primarily attributable to the decrease in revenues volume.

         General and Administrative. General and administrative expenses were $3.5 million in 2001, an increase of $500,000 compared with general and administrative expenses of $3 million in 2000. This increase is primarily attributable to one time provision for litigation. See "Item 8 -Legal Proceedings". General and administrative expenses as a percentage of revenues increased to 25% in 2001 from 13% in 2000 primarily attributable to the decrease in revenues volume, and increase of general and administrative expenses mentioned above.

         Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses were $745,000 in 2001, a decrease of $46,000 compared with amortization of deferred stock compensation expenses of $791,000 in 2000. This change is primarily attributable to periodical amortization. Amortization of deferred stock compensation expenses as a percentage of revenues increased to 5% in 2001 from 3% in 2000 primarily attributable to the decrease in revenues volume.

         Financial Income (Expenses), Net. Financial income, net was $4.6 million in 2001, a decrease of $1.4 million compared with financial expenses, net of $6 million in 2000. This change is primarily attributable to general decline in interest rates and change in our investment mix in order to avoid Investment Company Act constrains.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

         Revenues. Revenues in 2000 were $23.3 million, an increase of $11.6 million compared with revenues of $11.7 million in 1999. The growth in revenues is primarily attributable to an increase in unit volume shipments to existing customers, mainly in Europe, North American and Israel.

         Cost of Revenues. Cost of revenues was $10.3 million in 2000, an increase of $4.2 million compared with cost of revenues of $6.1 million in 1999. This increase is primarily attributable to the increase in revenues. Cost of revenues as a percentage of revenues declined to 44% in 2000 from 52% in 1999, primarily as a result of lower manufacturing costs due to increased use of our proprietary products in chip sets we have manufactured at the foundries, as compared to buying fully assembled and tested chips from third parties.

         Gross Research and Development Expenses. Gross research and development expenses were $12.6 million in 2000, an increase of $6.5 million compared with gross research and development expenses of $6.1 million in 1999. This increase is primarily attributable to expansion of our research and development and the resulting increase in personnel (increased expenses of $2.6 million), subcontracting costs (increased expenses of $2 million) and other related expenses. Gross research and development as a percentage of revenues increased to 54% in 2000 from 52% in 1999.

         Research and Development, Net. Grants from the Office of the Chief Scientist, totaling $3.4 million in 2000 and in $2 million in 1999, are applied as reductions to gross research and development expenses. Research and development expenses, net were $9.2 million in 2000, or 40% of revenues, compared with $4.1 million in 1999, or 35% of revenues, primarily as a result of the increase in gross research and development expenses.

         Sales and Marketing. Sales and marketing expenses, which consist of gross sales and marketing expenses, were $3.7 million in 2000, an increase of $1.7 million compared with sales and marketing expenses of $2 million (after reduction of grants from the Israeli Government's Fund for Encouragement of Marketing Activities) in 1999. This increase is primarily attributable to the establishment of new distribution and sales channels in North America resulting in an expense of $1,780,000 in 2000 compared with an expense of $687,000 in 1999. Sales and marketing expenses, as a percentage of revenues, were 16% in 2000 compared to 17% in 1999.

         General and Administrative. General and administrative expenses were $3 million in 2000, an increase of $1.9 million compared with general and administrative expenses of $1.1 million in 1999. This increase is primarily attributable to increase of $652,000 in professional expenses and to an increase in personnel. General and administrative expenses as a percentage of revenues increased to 13% in 2000 from 10% in 1999.

         Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses were $791,000 in 2000, an increase of $409,000 compared with amortization of deferred stock compensation expenses of $382,000 in 1999. This increase was primarily due to our Share Option Plan (2000) under which options to purchase 103,000 ordinary shares were granted during the year 2000.

         Amortization of deferred stock compensation expenses as a percentage of revenues remained 3% in 2000 and 1999.

         Financial Income (Expenses), Net. Financial income, net were $6 million in 2000, compared with financial expenses, net of $1.3 in 1999. This change is primarily attributable to interest income on U.S. Treasury notes and corporate bonds we invested with the proceeds of our public offerings.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for substantially all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS, unless such inflation is offset by a devaluation of the NIS.

         In 1997 and 1998, the devaluation of the NIS against the dollar exceeded the inflation in Israel and companies experienced decreases in the dollar cost of their operations in Israel. In 1997 and 1998 rate of inflation was 7.0% and 8.6%, and the rate of devaluation was 8.8% and 17.6% in accordance. In 1999 the rate of inflation was 1.34% and the appreciation rate of the NIS against the dollar was 0.2%. In 2000 the NIS was appreciated against the dollar in the rate of 2.7% while the rate of inflation was 0%. In 2001 the NIS was depreciated against the dollar in the rate of 9.3% while the rate of inflation was 1.4%. We can not be certain that the trends which have benefited us in 2001 will continue. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

         A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

         Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our consolidated financial statements in current operations.

Corporate Tax Rate

         Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income. In December 2000, our facility received an approval for extension of the "approved enterprise" status, in the form of an additional capital investment. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facility. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise is tax-exempt for a period of two years commencing in the first year in which there is taxable income and will be subject for the subsequent period of five or eight years to a reduced company tax of up to 25% (the rate and period of benefits will depend upon the percentage of non-Israeli holders of our ordinary shares). The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income. As a result of the foregoing, and of our accumulated tax loss carryforwards (which totaled approximately $25.7 million at December 31, 2001), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel in 2002. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $2.9 million available at December 31, 2001 for federal and state income tax purposes. These carry-forwards will offset future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

Government Grants

         We conduct a substantial part of our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided grants for research and development efforts of approximately $1.3 million for the year ended December 31, 1998 (34% of total research and development expenses), $2 million for the year ended December 31, 1999 (32% of total research and development expenses), $3.4 million for the year December 31, 2000 (27% of total research and development expenses), and $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses). Under Israeli law, royalties on the revenues derived from products and services developed using such grants are payable to the Israeli Government. We are obligated to pay royalties at the rate of 4%-4.5% of revenues. The maximum aggregate royalties payable cannot exceed 100%-300% of the dollar-linked value of the total grants received depending on different factors as described below (We currently pay 100%-120%). Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits.

         The Government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on such technology in Israel and to obtain the consent of the Office of the Chief Scientist to transfer the technology to a third party. The Office of the Chief Scientist may consent to the manufacture of the products outside Israel by identified manufacturers and, in such cases, may require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant, depending on the percentage of foreign manufacture. Therefore, in 2001 Metalink was required by the Office of the Chief Scientist to pay increased royalties of 120% of the amount of year 2001 grant. These restrictions continue to apply even after we shall have paid the full amount of royalties payable in respect of the grants. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel, however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirement for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Office of the Chief Scientist on sales of our products and related services for the foreseeable future. From time to time, provisions of Israeli law relating to the terms of the Office of the Chief Scientist participations have been amended and may be further amended in the future. The budget of the Office of the Chief Scientist has been subject to reductions and such reductions may affect the availability of funds for the Office of the Chief Scientist participations in the future.

         The Government of Israel, through the marketing fund, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys. We received grants from the marketing fund totaling $126,000 in 1998 and $20,000 in 1999. We are required to pay royalties in connection with such grants at a rate of 4% of the increase in foreign sales up to the total dollar-linked amount of such grants. If we fail to satisfy the terms and conditions of the grants, we may be required to refund the grants already received.

         We paid or accrued to the Office of the Chief Scientist and to the marketing fund $212,000 for the year ended December 31, 1998, $385,000 for the year ended December 31, 1999, $469,000 for the year December 31, 2000, and $364,000 for the year December 31, 2001.

D.       Liquidity and Capital Resources

         At December 31, 2001, we had cash and cash equivalents of $15.95 million and short-term investments of $65 million. At December 31, 2000, we had cash and cash equivalents of $8.85 million and short-term investments of $86.3 million. In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 22, 2000, we completed our secondary offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

         Our total proceeds, net of royalties paid or accrued, from royalty-bearing government grants was $10 million as of December 31, 2001, $7 million as of December 31, 2000, and $4 million as of December 31, 1999.

         Capital expenditures were $698,000 for the year ended December 31, 1999, $5,373,000 for the year ended December 31, 2000 and $3,420,000 for the year ended December 31, 2001. These expenditures were principally for capital equipment and software for our research and development activities. We expect to invest additional resources for capital equipment and software.

         Net cash used in operating activities was $7,874,000 for the year ended December 31, 2001. Net cash used in operating activities during 2001 was primarily due to net loss and offset by depreciation and amortization, amortization of deferred stock compensation and decrease in working capital. Net cash provided by operating activities was $2,245,000 for the year ended December 31, 2000. Net cash used in operating activities was $509,000 in 1999.

         Net cash provided by investing activities was $23.7 million for the year ended December 31, 2001. $27.1 million cash was provided from sales of marketable debt securities held in Metalink's tressury and $3.4 million was used for the purchase of property and equipment. Net cash used in investing activities was $61.2 million in 2000, and $45.9 million in 1999.

         Net cash used in financing activities was $8.8 million for the year ended December 31, 2001 and was primarily attributable to repurchase (buy-back) of shares that then became treasury stock. Net cash provided by financing activities was $63.5 million for the year ended December 31, 2000 and was primarily attributable to the proceeds of our secondary public offering. Net cash provided by financing activities was $49.6 million in 1999 and was primarily attributable to the proceeds of our initial public offering.
 We believe that cash generated from operations, our unused cash balances, governmental research and development in Israel and the net proceeds from our initial public offering and our secondary offering will provide sufficient cash resources to finance our operations and the projected expansion of our sales and marketing and research and development activities for at least the next twelve months. However, if our operations do not generate cash to the extent currently anticipated or if we grow more rapidly than currently anticipated, it is possible that we will require additional funds at some point in the future.

E.       Research and Development, Patents and Licenses, etc.

         See "Item 4 - Information on the Company - Business Overview - Research and Development," "Item 4 - Information on the Company - Business Overview - Proprietary Rights" and " - Operating Results."

F.       Trend Information

         Telecommunications service providers and their customers are the principal end-users of substantially all of our products. Recently, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing an apparent slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. As a result, we have experienced a significant decline in demand for our products in 2001 compared to 2000. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         The following table lists our current directors and executive officers:


Name                             Age                                 Position
Tvzi Shukhman.................    41    Chairman of the Board of Directors and Chief Executive Officer
J. Francois Crepin............    55    President, Member of the Office of the CEO and Director
Ofer Lavie....................    57    Chief Financial Officer
Hudi Zack.....................    36    Chief Operating Officer
Ronen Avron...................    45    Vice President, International Sales
Danny Gur.....................    44    Vice President, Business Development
Daniel Manor .................    32    Vice President, Marketing
Aviva Gatt ...................    48    Vice President of Human Resources
Uzi Rozenberg.................    42    Director
Efi Shenhar...................    46    Director
Sarit Weiss-Firon.............    36    Director
Joe Markee....................    49    Director
Syrus Madavi..................    52    Director
Meir Bar-El...................    58    Director

         Tzvi Shukhman, a co-founder of our company, has served as our Chief Executive Officer and Chairman of our Board of Directors from our inception in 1992. Prior to May 1999, Mr. Shukhman also served as our President. From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications and ECI. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has an M.Sc. from The Technion, Israel Institute of Technology.

         J. Francois Crepin has served as our President, Member of the Office of the CEO, since January 2001 and as a director since May 1999. Since May 1999 until December 2000 Mr. Crepin served as our President and Chief Operating Officer. From February 1997 to April l999, Mr. Crepin served as President of Bandwidth Communications Management, a privately held consulting company focusing on semiconductor companies. From January 1986 to February 1997, Mr. Crepin held different Vice President positions at Level One, including marketing and sales and business development. Prior to joining Level One, Mr. Crepin served as Director of Strategic Planning for Information Communications for LSI Logic Corporation. Mr. Crepin holds a B.Sc. in mathematics from Grenoble University and an M.B.A. from the University of Paris.

         Ofer Lavie has served as our Chief Financial Officer since November 1999. Mr. Lavie has also served as a member of the board of Ophir Tours Ltd since August 2001. Prior thereto from April 1991, Mr. Lavie served as Chief Financial Officer of Electro-Optics Industries Ltd., a company engaged in research and development and production of military systems and other commercial business areas. From October 1990 to March 1991, Mr. Lavie served as the President and Chief Executive Officer of GMA Communications Ltd., a company engaged in the manufacture of telephone key systems. From November 1984, to September 1990, Mr. Lavie held different corporate positions at Tadiran Electronics Ltd. Mr. Lavie has a B.Sc. in economics from Tel Aviv University.

         Hudi Zack has served as our Chief Operating Officer since January 2001. Since May 1995 until December 2000, Mr. Zack served as our Vice President, Engineering. From October 1997 to April 1999, Mr. Zack served as a senior program manager at BVR Systems (1998) Ltd., where he was in charge of an innovative simulation system project. From September 1995 to October 1997, Mr. Zack served as a project manager at Israel Aircraft Industries Ltd. Prior thereto, from January 1989, Mr. Zack served as a project officer in the Israel Air Force, where he supervised various large-scale communications and radar development projects. Mr. Zack has a M.S.E.E. from Tel Aviv University and a B.Sc. in mathematics and physics from the Hebrew University of Jerusalem.

         Ronen Avron has served as our Vice President of International Sales since May, 2002. From September 1999 till April 2002, Mr. Avron served as Regional Director in Gilat Satellite Networks Ltd having business and sales responsibility for all of the Pacific area. Prior thereto during the years 1995-1999, Mr. Avron was stationed in Seoul Korea, managing the Korean and Taiwanese offices of Rafael Armaments Development Authority of the state of Israel with responsibility for Sales, Marketing and Business Development for that territory. Previous to that during the years 1993- 1995 Mr. Avron was the Sales and Marketing Manager for Asia and Pacific Rim of RND Ltd of the RAD Group. Mr. Avron served in the Israeli Air Force as a pilot for 7 years, 1975-1982. Mr. Avron holds degrees of BSEE from Tel Aviv University, and MBA from Boston University (London Branch).

     Danny Gur has served as our Vice President, Business Development since 1995. In addition, Mr. Gur has served as President of Metalink, Inc. since its inception in 1997. Prior thereto, Mr. Gur held various technical and marketing positions at Scitex Corp., Opal Ltd., Opal Inc. and Eurom Ltd. Mr. Gur has a B.Sc, in mathematics and computer science and an M.B.A. from Tel Aviv University.


     Daniel Manor has served as our Vice President, Marketing since October 2001, and as Associate Vice President, Marketing - Networking Solutions since March 2001. From July 2000 to February 2001, Mr. Manor served as Director of Marketing in Tioga Technologies Ltd. From 1995 to 2000, Mr. Manor held different marketing and research and developments positions in Orckit Communications Ltd. Mr. Manor holds a B.Sc. Degree in Math and Physics from the Jerusalem Hebrew University.

     Aviva Gatt has served as our VP Human Resources since March, 2000. From 1998 to 2000 Ms. Gatt served as Director of Human Resources for Texas Instruments Cable Broadband Communications. From 1994 to 1998 Ms. Gatt served as Director of Human Resources at Nice Systems. From 1991 to 1998 Ms. Gatt served as recruitment manager at Tadiran Telecommunications. Ms. Gatt holds a Bachelors in Social Work from Jerusalem's Hebrew University and an MBA from New York's Polytechnic University.

     Uzi Rozenberg, a co-founder of our company, has served as a director from 1992 until 1997 and since August 1999. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Ltd. since February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

     Efi Shenhar has served as a director since July 1995. From March 1987 until February 1999, Mr. Shenhar has served as a Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University. Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     Sarit Weiss-Firon has served as a director since October 2000. Ms. Weiss-Firon currently serves as the Chief Financial Officer of P-Cube, Inc. since 2000. From 1997 to 1999 Ms. Weiss-Firon served as Chief Financial Officer of Radcom. From 1995 to 1996, Ms. Weiss-Firon served as vice-comptroller at Rad Company for six months before being appointed comptroller. From 1992 to 1994, Ms. Weiss-Firon was an intern at Kesselmann & Kesselman Accountants. Ms. Weiss Firon has a B.A. in Accounting and Economics from Tel Aviv University.


     Joe Markee has served as a director since July 23, 2001. Mr. Markee currently serves as a member of the board of directors of Copper Mountain
Networks.  Mr.  Markee is the  Founder  and was  Chairman of the Board of Copper
Mountain. Prior to founding Copper Mountain, Mr. Markee was a co-founder of Primary Access, a leading remote access server company acquired by 3Com Corporation in 1995. At 3Com/Primary Access, Mr. Markee was a member of the senior management team, serving as Vice President of Operations and Vice President of Support. Mr. Markee began his career in product management and engineering capacities at General Instrument Corporation and M/A-Com Linkabit. Mr. Markee holds a B.S. Degree in Electrical Engineering and Computer Science from the University of California at Davis.

     Syrus Madavi has served as a director since October 29, 2001. Mr. Madavi currently serves as chairman of the Board, and executive chairman for ON Semiconductor Corporation. From September 2000 to March 2002 Mr. Madavi served as a senior vice president of Texas Instruments Corporation. Until September 2000, Mr. Madavi was Chairman, CEO and President of Burr-Brown Corporation. During September 2000, Burr-Brown was acquired by Texas Instruments Corporation. Prior to joining Burr-Brown, Mr. Madavi was President of Raytheon Semiconductor Corporation. Mr. Madavi's professional engineering work experience includes employment with General Electric developing hardware and software for imaging systems and he has also held several other positions designing and trouble shooting various types of electronic systems. Mr. Madavi has a BSEE degree and a Masters degree in Computer Science from Stevens Institute of Technology, as well as an MBA from UCLA in Finance.

     Meir Bar-El was approved by the board on June 2002 for submission to the shareholders to be elected as external director. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the Manufacturers' Association of Israel, a General Director of the Israeli Plastics & Rubber Industry, and a Genaral Director of the Israeli Furniture Industries Association. Mr. Bar-El also has served as External Director for Mifalley Etz Carmiel Ltd since June 1998, External Director for Ophir Tours Ltd since August 1998, and as a Director for the Wood Products & Furniture Export Economic Company. Mr. Bar-El has a B.A. in Economics from Jerusalem University.


B.      Compensation

         The aggregate remuneration we paid for the year ended December 31, 2001 to all executive officers as a group (11 persons), was approximately $1,708,000 in salaries, fees, commissions and bonuses. This amount includes approximately $145,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

         Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended.

         During 2001 we granted to our directors and executive officers options to purchase 237,000 ordinary shares under our option plans, of which 20,000 options are subject to shareholder approval. The weighted average exercise price of these options was $5.7 per share and they expire within 10 years from the date they were issued.

C.       Board Practices

         Our directors, other than our external directors, are elected at annual general meetings by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors. Each director shall serve, subject to our articles of association, until the annual general meeting next following the annual general meeting at which such director was elected.

External Directors

         We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, like us, whose shares are traded outside of Israel.

         Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

o        an employment relationship;

o        a business or professional relationship maintained on a regular basis;

o        control; and

o        service as an office holder.

         No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

         External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

o a majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders, vote in favor of the election; or

o the total number of shares voted against the election of the external director does not exceed one percent of the aggregate number of voting shares of the company.

         The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director. On June 20, 2002, the board of directors approved Mr. Meir Bar-El for submission to the shareholders to be elected as an external director, at the next annual shareholders meeting of the company, joining Ms. Sarit Weiss-Firon who has served as an external director since October 2000.

Audit Committee

         Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

o        chairman of the board of directors;

o        general manager;

o        chief executive officer; and

o controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

         The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants and suggest appropriate course of action. In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties.

         An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager.

         An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.

         Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, whether the company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. On April 2001, we appointed Mr. Jonathan Glazer as our internal auditor. See "--Committees" for information relating to our audit committee.

Approval of Specified Related Party Transactions Under Israeli Law

         Fiduciary Duties of Office Holders

         The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

o information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

o        all other important information pertaining to the previous actions.

         The duty of loyalty of an office holder includes a duty to:

o refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

o        refrain from any activity that is competitive with the company;

o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

         Each person listed in the table under "Directors and Senior Management" above is an office holder. Directors' compensation arrangements also require audit committee approval before board approval and shareholder approval.

         The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager. In the case of an "extraordinary transaction", the office holder's duty to disclose applies also to a personal interest of the office holder's relative. The office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

         Under Israeli law, an extraordinary transaction is a transaction:

o        other than in the ordinary course of business;

o        other than on market terms; or

o that is likely to have a material impact on the company's profitability, assets or liabilities.

         Under the Companies Law, once an office holder complies with the above disclosure requirement the board of directors may approve a transaction between the company and such office holder or a third party in which such office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved.

         If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter.

         Disclosure of Personal Interests of a Controlling Shareholder

         Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. Shareholder approval is satisfied by the vote of a majority of the voting power present and voting (in person, by proxy or by written ballot) at a shareholder meeting, so long as either:

o the approving majority includes at least one-third of the shareholders who have no personal interest in the transaction; or

o the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

         For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7- Major Shareholders and Related Party Transactions."

Exculpation, Insurance and Indemnification of Directors and Officers

         Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

     Office Holder Insurance

         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

o        a breach of his duty of care to us or to another person;

o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

o a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

     Indemnification of Office Holders

         Our articles of association provide that we may indemnify an office holder against:

o a financial liability imposed on him in favor of another person by any judgement, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

         Under the new Companies Law, these provisions are subject to shareholder approval.

     Limitations on Insurance and Indemnification

         The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

o any act or omission done with the intent to derive an illegal personal benefit; or

o        any fine levied against the office holder.

         In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

         We have obtained director's and officer's liability insurance. In addition we entered into indemnification agreements with our directors and executive officers in accordance with our articles of association.

Committees

         Our board of directors has formed an executive committee, an audit committee and a share incentive committee. The executive committee exercises the power of the board of directors with respect to matters that require the action of the board of directors, between meetings of the board of directors subject to section 112 of the Companies Law. The audit committee, which consists of Ms. Weiss-Firon, Mr. Meir Bar-El and Mr. Joe Markee, exercises the powers of the board of directors with respect to our accounting, reporting and financial control practices. Our share incentive committee administers our share option plans but pursuant to Section 122 of the Companies Law, may only advise our Board of Directors with regard to the granting of options and the actual grants must be performed by the Board of Directors.

Management Employment Agreements

         We have entered into employment agreements with each of our executive officers, other than our chief executive officer. These agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us and confidentiality and are in effect until terminated by either party upon advance notice or otherwise in accordance with the terms of the particular agreement. All of these agreements also contain non-competition provisions. Under the Companies Law, in a company whose shares are traded on a stock exchange the company's chairman of the board may not be the person serving as chief executive officer. However, the shareholders of the company may approve the service of the chief executive officer also as a chairman of the board for a period of up to three years, provided, that at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively. Accordingly, on October 2000, our shareholders approved the service of Tzvi Shukhman as our chief executive officer and chairman of the board.

D.       Employees

         As of March 31, 2002, we had 147 employees worldwide, of which 89 were employed in research and development, 23 in sales and marketing, 16 in management and administration, and 19 in operations and quality assurance. As of March 31, 2002, 122 of our employees were based in Israel and 25 were based in the United States. We had 141 employees worldwide as of December 31, 2001, 133 employees worldwide as of December 31, 2000, and 88 employees worldwide as of December 31, 1999. We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our chief executive officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

         We are subject to labor laws and regulations in Israel and the United States. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees is represented by a labor union and we have not experienced any work stoppages.

E.       Share Ownership

         The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of March 31, 2002. The percentage of outstanding ordinary shares is based on 18,325,438 ordinary shares outstanding as of March 31, 2002.


                                 Number of Ordinary             Percentage of
                                 Shares Beneficially        Outstanding Ordinary
            Name                      Owned(1)                    Shares(2)             Number of Options

Tzvi Shukhman................            4,776,424                    26.1%                          --
Uzi Rozenberg................            3,986,095                    21.8%                          --
Danny Gur(3).................            --                          --                          100,829
Efi Shenhar(4)...............             *                           *                           36,095
Erez Kleinman(5).............             *                           *                           63,000
J. Francois Crepin(6)........             *                           *                          399,500
Danny Manor (7)..............             *                           *                           79,000
Ofer Lavie(8)................            --                          --                          194,500
Hudi Zack(9).................            --                          --                          226,550
Syrus Madavi (10)............            --                          --                           40,000
Aviva Gatt(11)...............            --                          --                           66,000
Joe Markee(12)...............            --                          --                           40,000
Ronen Avron(13)..............            --                          --                           60,000
Sarit Weiss-Firon............            --                           --                             --
Zohar Gilon(14)..............            --                           --                             --
Alan Litchfield(15)..........            --                           --                             --
Meir Bar-El..................            --                           --                             --
All directors and executive
officers as a group (16
persons).....................            8,794,798                    48.00%                   1,305,474
------------------------

*      Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2002.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of March 31, 2002, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) Includes (i) options to purchase 329 ordinary shares which are exercisable as of March 31, 2002 at an exercise price of $2.27 per share,
       (ii) options to purchase 90,000 ordinary shares, of which 46,500 are exercisable as of March 31, 2002 and 43,500 are exercisable over the period between June 2002 and November 2004, at an exercise price of $8.00 per share, (iii) options to purchase 4,500 ordinary shares, which are exercisable as of March 31, 2002, at an exercise price of $21.625 per share, and (iv) options to purchase 6,000 ordinary shares which are exercisable between June 2002 and January 2003, at an exercise price of $3.07 per share.

(4) Includes (i) options to purchase 12,095 ordinary shares, which are exercisable as of March 31, 2002 at per value, and (ii) options to purchase 24,000 ordinary shares, of which 13,333 are exercisable as of March 31, 2002 and 10,667 are exercisable over the period between June 2002 and January 2004, at an exercise price of $15.75 per share.

(5) Includes (i) options to purchase 60,000 ordinary shares, of which 33,000 are exercisable as of March 31, 2002 and 27,000 are exercisable over the period between June 2002 and September 2004, at an exercise price of $4.00 per share, and (ii) options to purchase 3,000 ordinary shares, which are exercisable as of March 31, 2002, at an exercise price of $21.625 per share. As of March 31, 2002 Mr. Klienman is no longer our vice president of operations. Nevertheless, Mr. Klienman remained to work for Metalink in the operations department.

(6) Includes (i) options to purchase 370,000 ordinary shares, of which 250,000 are exercisable as of March 31, 2002 and 120,000 are exercisable between June 2002 and May 2003, at an exercise price of $5.00 per share,
       (ii) options to purchase 9,500 ordinary shares, which are exercisable as of March 31, 2002, at an exercise price of $21.625 per share, (iii) options to purchase 3,000 ordinary shares, which are exercisable as of March 31, 2002, at an exercise price of $2.29 per share, and (iv) options to purchase 17,000 ordinary shares which are exercisable between June 2002 and January 2003, at an exercise price of $3.07 per share.

(7) Includes (i) options to purchase 50,000 ordinary shares, of which 15,625 are exercisable as of March 31, 2002 and 34,375 are exercisable between June 2002 and March 2005, at an exercise price of $9.00 per share, (ii) options to purchase 15,000 ordinary shares which are exercisable between June 2002 and June 2004, at an exercise price of $6.19 per share, and
       (iii) options to purchase 14,000 ordinary shares which are exercisable between June 2002 and January 2003, at an exercise price of $3.07 per share.

(8) Includes (i) options to purchase 180,000 ordinary shares, of which 116,250 are exercisable as of March 31, 2002 and 63,750 are exercisable over the period between June 2002 and October 2003, at an exercise price of $7.65 per share, (ii) options to purchase 4,500 ordinary shares which are exercisable as of March 31, 2002, at an exercise price of $21.625 per share, and (iii) options to purchase 10,000 ordinary shares which are exercisable between June 2002 and January 2003, at an exercise price of $3.07 per share.

(9) Includes (i) options to purchase 125,050 ordinary shares, of which 75,030 are exercisable as of March 31, 2002 and 50,020 are exercisable over the period between June 2002 and May 2004, at an exercise price of $5.00 per share, (ii) options to purchase 18,000 ordinary shares, of which 9,300 are exercisable as of March 31, 2002 and 8,700 are exercisable over the period between June 2002 and November 2004, at an exercise price of $8.00 per share, (iii) options to purchase 6,500 ordinary shares which are exercisable as of March 31, 2002, at an exercise price of $21.625 per share, (iv) options to purchase 10,000 ordinary shares, which are exercisable as of March 31, 2002, at an exercise price of $9.25 per share, (v) options to purchase 50,000 ordinary shares, of which 10,000 are exercisable as of March 31, 2002 and 40,000 are exercisable over the period between June 2002 and December 2005, at an exercise price of $9.25 per share, and (vi) options to purchase 17,000 ordinary shares which are exercisable between June 2002 and January 2003, at an exercise price of $3.07 per share.

(10) Includes options to purchase 40,000 ordinary shares, which are exercisable between June 2002 and October 2003, at an exercise price of $2.09 per share.

(11) Includes (i) options to purchase 1,000 ordinary shares, which are exercisable as of March 31, 2002, at an exercise price of $21.625 per share, (ii) options to purchase 50,000 ordinary shares, of which 26,000 are exercisable as of March 31, 2002 and 24,000 are exercisable over the period between June 2002 and March 2005, at an exercise price of $16.50 per share, (iii) options to purchase 5,000 ordinary shares, which are exercisable as of March 31, 2002, at an exercise price of $9.25 per share, and (iv) ) options to purchase 10,000 ordinary shares which are exercisable between June 2002 and January 2003, at an exercise price of $3.07 per share.

(12) Includes options to purchase 40,000 ordinary shares, of which 20,000 are exercisable as of March 31, 2002, and 20,000 are exercisable over the period between June 2002 and May 2003, at an exercise price of $9.00 per share.

(13) Includes options to purchase 60,000 ordinary shares, which are exercisable between June 2002 and May 2006, at an exercise price of $4.15 per share.


(14)  Mr. Gilon resigned effective  on October 4, 2001.

(15)  Mr. Litchfield terminated employment  on September 30, 2001.



Share Option Plans

         We have five employee share option plans and one additional option plan, Share Option Plan (2000), for our advisors and independent contractors. Options granted under our option plans generally vest over a period of five years. The expiration dates of the options range from 10 to 25 years from the date of grant. Our share option plans are administered by the share incentive committee of our board of directors or, if the board of directors deems fit, by our board of directors. Under section 112 of the Israeli Companies Law, the share incentive committee may only advise our board of directors with regard to the grant of options, and the actual grant is performed by our board of directors. All of our employees and directors are eligible to participate in our employee option plans. Members of our advisory board and our independent contractors are eligible to receive options under our Share Option Plan (2000).

         As of March 31, 2002, options to purchase 3,891,070 ordinary shares under our share option plans were outstanding. As of March 31, 2002, an additional 903,983 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans. We may increase the number of ordinary shares reserved for issuance pursuant to options issuable under our plans.

Stock Purchase Plan

         On October 2000 we initiated our 2000 Employee Stock Purchase Plan. The plan is implemented by consecutive offering periods with new offering periods commencing on the first trading day on or after November 14 and May 14 each year, or on such other date as our board shall determine, and continuing thereafter until terminated. The plan enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, which ever is lower. Participants will be limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which shall be available for sale under the plan shall be 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 3/4% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan shall be administered by our board or a committee appointed by the board. The plan shall terminate on October 31, 2010. As of March 31, 2002, 82,221 ordinary shares were issued under the plan. As of March 31, 2002 an additional 355,002 ordinary shares are reserved for issuance under the plan.

ITEM 7.           Major Shareholders and Related Party Transactions

A.       Major Shareholders

         The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2002, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.


                                                                                  Percentage of
                                             Number of Ordinary               Outstanding Ordinary
                Name                    Shares Beneficially Owned(1)                Shares(2)
  Tzvi Shukhman(3)                               4,776,424                             26.1%
  Uzi Rozenberg(3)                               3,986,095                             21.8%



         Although the shares they own do not possess voting rights different from those of other shares, due to the size of their shareholdings Messrs. Tzvi Shukhman and Uzi Rozenberg will control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. Messrs. Shukhman and Rozenberg are also parties to a voting agreement, pursuant to which they will act in concert with respect to the nomination and election of directors. See " -- Related Party Transactions".

         On March 31, 2002, we had approximately 17 shareholders of record with United States address, including banks, brokers and nominees. On March 31, 2002, these United States record holders represented ownership of 8,626,077 ordinary shares, representing approximately 47.1% of our ordinary shares outstanding as of March 31, 2002. Because those holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons residing outside of the United States.



--------------
(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(2) The percentage of outstanding ordinary shares is based on 18,325,438 ordinary shares outstanding as of March 31, 2002.

(3) Our major shareholders do not have voting rights different from the voting rights of our other shareholders.


B.       Related Party Transactions

Private Placements

         In November 1999, we entered into agreements to borrow $2.0 million from ECI, one of our largest customers, $1.0 million from RAD Data Communications, our customer and an affiliate of Mr. Zisapel, and $500,000 from Tut Systems, our customer. These loans were repaid in December 1999. In connection with the loans, we granted ECI a warrant to purchase 80,000 of our ordinary shares, RAD Data Communications a warrant to purchase 40,000 of our ordinary shares and Tut Systems a warrant to purchase 20,000 of our ordinary shares. In addition, pursuant to preemptive rights of a former employee, we issued an additional warrant to purchase 280 of our ordinary shares. These warrants are exercisable at an exercise price per share equal to the nominal value of our ordinary shares, NIS 0.10. The warrants expire four years after the date of grant. The warrants holders were also granted registration rights with respect to the ordinary shares issuable upon exercise of the warrants. We recognized a one-time, non-cash charge of approximately $1.4 million for the fair value of the warrants on the date of grant immediately upon repayment of the loans in December 1999. Warrants for 106,000 ordinary shares were exercised after the completion of our initial public offering.

Registration Rights

         In connection with the private placement of our ordinary shares, several of our shareholders were granted registration rights with respect to their outstanding ordinary (8,687,536 ordinary shares in the aggregate as of April 30, 2001) and warrants (34,000 ordinary shares in the aggregate). Each of
(i) the holders of a majority of the shares owned by the investors which are parties to the Share Purchase Agreement dated as of September 19, 1996 together with Messrs. Shukhman, Zohar Zisapel and Rozenberg as a group and (ii) the holders of a majority of the shares purchased by the investors pursuant to the Share Purchase Agreement dated as of August 14, 1997, ECI, RAD Data Communications and Tut Systems, as a group, have the right to a demand on two occasions the registration of their ordinary shares outstanding at the time of our initial public offering in 1999, provided that the demand covers shares representing a market value of at least $3 million. These registration rights became exercisable at any time following the first anniversary of the consummation of our initial public offering. In addition, each of these shareholders has the right to have its ordinary shares included in certain of our registration statements.

Voting Agreement

         Messrs. Shukhman and Rozenberg, who together own an aggregate of 8,762,519 ordinary shares (representing approximately 47.8% of our ordinary shares outstanding as of March 31, 2002), are parties to a voting agreement. Pursuant to the voting agreement, they will act in concert with respect to the nomination and election of directors.

Employment Agreements

         We have entered into employment agreements with each of our executive officers, other than our chief executive officer. See "Item 6--Board Practices--Management Employment Agreements."

Indemnification Agreements

         We have entered into indemnification agreements with each of our executive officers and directors. See "Item 6 -- Directors, Senior Management and Employees - Board Practices--Exculption, Insurance and Indemnification of Directors and Officers."

C.       Interests of Exports and Counsel

Not applicable.

ITEM 8.  financial information

A.       Consolidated Statements and Other Financial Information

Consolidated Financial Statements

         The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Other Financial Information

         In the year ended December 31, 2001 the amount of our export sales was approximately $10.98 million which represents 78.1% of our total sales.

Legal Proceedings

         On July 9, 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court stating that we are obligated to issue to him ordinary shares and to pay on his behalf any taxes relating to such issuance. In addition, this former employee is stating that we are obligated to pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses. The former employee is also demanding that we would release his manager insurance and continuing education fund. We have filed a counterclaim against this former employee. In November 2000 we started mediation proceedings. In March 2001, pursuant to previous agreements with the former employee, the Tel Aviv District Labor court ordered that certain of the disputes between the parties, which were not settled, be referred to an arbitrator. According to the court's order, and based on agreements between the parties, we have issued ordinary shares (which are held in trust) in favor of the former employee and paid him statutory severance pay together with travel expenses. We believe that the resolution of this matter will not have a material adverse effect on our financial condition nor cause a material change in the number of our outstanding ordinary shares. However, there can be no assurance that we will necessarily prevail due to the inherent uncertainties in litigation.

         We are not a party to any material legal proceedings.

Dividend Policy

         We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings for use in the development of our business.

B.       Significant Changes

Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.       Offer and Listing Details

         The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq National Market for the periods indicated:


                                                                                High             Low
                                   1999
Fourth Quarter (commencing December 2)...................................      $ 23.81         $ 19.19

                                   2000
First Quarter............................................................      $ 72.00         $ 16.50
Second Quarter...........................................................      $ 38.75         $ 15.75
Third Quarter............................................................      $ 34.00         $ 18.00
Fourth Quarter...........................................................      $ 18.50         $  9.25

                                   2001
First Quarter............................................................      $ 17.38         $  7.31
Second Quarter..........................................................-      $ 10.00         $  6.19
Third Quarter............................................................      $  6.97         $  2.25

Fourth Quarter...........................................................      $  5.95         $  2.04
  October................................................................      $  2.51         $  2.04
  November...............................................................      $  4.72         $  2.24
  December...............................................................      $  5.95         $  4.25

                                   2002
First Quarter............................................................      $  6.5          $  4.15
  January................................................................      $  6.5          $  4.70
  February...............................................................      $  5.16         $  4.15
  March..................................................................      $  5.1          $  4.20

Second Quarter (to May 31)...............................................      $  4.48         $  3.00
April....................................................................      $  4.48         $  3.40
May......................................................................      $  3.54         $  3.00





The following table sets forth the high and low closing price for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the relevant date, as published by the Bank of Israel.




                                                                            High                 Low
                               2000                                       $       NIS          $       NIS
                               ----
Fourth Quarter (commencing December 3) ..........................       14.17    58.00        9.51    38.54

                               2001
First Quarter ...................................................       17.54    72.70        7.47    31.48
Second Quarter ..................................................        9.86    41.20        5.99    25.02
Third Quarter ...................................................        7.53    31.45        2.23     9.75

Fourth Quarter...................................................        5.91    24.98        2.1      9.16
  October........................................................        2.42    10.41        2.1      9.16
  November.......................................................        4.04    17.14        2.27     9.71
  December.......................................................        5.91    24.98        4.31    18.26
                               2002
First Quarter....................................................        6.33    28.59        4.00    18.91
  January........................................................        6.33    28.59        4.75    21.85
  February.........................................................       5.2  1 23.89        4.00    18.91
  March............................................................       5.05   23.57        4.17    19.50

Second Quarter (to May 31).........................................       4.23    20.22       3.01    14.66
April..............................................................       4.23    20.22       3.62    17.67
May................................................................       3.53    17.25       3.01    14.66


B.       Plan of Distribution

Not applicable.

C.       Markets

         Our ordinary shares began trading on the Nasdaq National Market on December 2, 1999 under the symbol "MTLK". Prior to that date, there had been no market for our ordinary shares. As of December 3, 2000, our ordinary shares began trading also on the Tel-Aviv Stock Exchange under the symbol "MTLK."

D.       Selling shareholders.

Not applicable.

E.       Dilution.

Not applicable.

F.       Expenses of the Issue.

Not applicable.

ITEM 10. Additional Information

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association


Objects and Purposes

         We were first registered under Israeli law on September 7, 1992 as a private company, and on December 2, 1999 became a public company. Our registration number with the Israeli registrar of companies is 52-004448-8. Our objects and purposes include a wide variety of business purposes as set forth in
Section 2 of our Memorandum of Association, which was filed with the Israeli registrar of companies.

Transactions Requiring Special Approval

         An "office holder" is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager and any person assuming the responsibilities of any of the foregoing positions without regard to such person's title and any other manager who is directly subject to the general manager.

         The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

o information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

o        all other important information pertaining to the previous actions.

         The duty of loyalty of an office holder includes a duty to:

o refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

o        refrain from any activity that is competitive with the company;

o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

         Each person listed in the table under "Item 6--Directors, Senior Management and Employees--Directors and Senior Management" is an office holder.

         The Companies Law requires from any office holder to disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by his or her relative.

         Under the Companies Law, an extraordinary transaction is a transaction:

o        not in the ordinary course of business;

o        not on market terms; or

o likely to have a material impact on the company's profitability, assets or liabilities.

         Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company's articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, by the shareholders of the company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. If a majority of the directors has a personal interest in an extraordinary transaction, these directors are permitted to be present and vote, but shareholder approval is also required.

         Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval may include either:

o at least one-third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting; or

o a majority of the voting power present and voting, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

         For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

Directors Compensation

         Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements as to compensation of directors also require audit committee approval, before board approval, and shareholder approval. Nevertheless, pursuant to our articles of association, our directors (other than external directors) shall not be paid any remuneration for their services unless it was expressly approved by the general meeting of our shareholders.

Directors Borrowing Powers

         Our board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board in accordance with our articles of association.

Rights attached to our Shares

         Dividend Rights. Our articles of association provide that our board of directors may from time to time, declare such dividend as may appear to be justified. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our profits. Any dividend unclaimed after a period of seven years from the date of its declaration, shall be forfeited and reverted to us, provided, however, that our board may, at its discretion, cause us to pay any such dividend or any part thereof, to a person who would have been entitled thereto, had the same not reverted to us.

         Voting Rights. Holders of ordinary shares have one vote for each ordinary shares held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power have the power to elect all the directors to the exclusion of the remaining shareholders.

         Rights to Share in the Company's Profits. Our board has the power to cause any moneys, investments, or other assets forming part of the undivided profits of the company, standing to the credit of a reserve fund for the redemption of capital, to be capitalized and distributed among such shareholders as would be entitled to receive the same if distributed by way of dividend.

         Liquidation Rights. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

         Redemption Provisions. We may, subject to applicable law, issue redeemable shares and redeem the same, and our board may redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings.

         Preemptive, First Refusal and Co-Sale Rights. All outstanding ordinary shares, are validly issued, fully paid and non-assessable and do not have preemptive rights, rights of first refusal or co-sale rights.

         Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be transferred pursuant to our articles of association, unless such transfer is restricted or prohibited by another instrument and subject to applicable securities laws.

Modification of Rights

         Unless otherwise provided by our articles of association, rights attached to any class may be modified or abrogated by a resolution adopted in a general meeting approved by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon, subject to the sanction of a resolution passed by majority of the holders of a majority of the shares of such class present and voting as a separate general meeting of the holders of such class.

Shareholders' Meetings and Resolutions

         The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 33-1/3% of the outstanding voting shares, unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

         Unless otherwise prescribed by law, each shareholder of record will be provided at least 7 calendar days' prior notice of any general shareholders meeting.

         Under the Companies Law and our articles of association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, the Companies Law requires that the first amendment of a company's articles of association after February 1, 2000 be approved by holders of at least 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon. On October 2000, our shareholders approved the amendment to our article of association and to our memorandum of association. Under the Companies Law, our articles of association are deemed to include a provision requiring a majority of 75% of the voting shareholders at a general meeting of shareholders convened for purposes of approving a merger.

         Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, such as in voting in the general meeting of shareholders on the following matters:

o        any amendment to the articles of association;

o        an increase of our authorized share capital;

o        a merger; or

o approval of certain actions and transactions which require shareholder approval.

         In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

         Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place determined by our board. All general meetings other than annual general meetings shall be called extraordinary general meetings. Our board may, whenever it thinks fit, convene an extraordinary general meeting at such time and place as it determines, and shall be obligated to do so upon a requisition in writing in accordance with the Companies Law.

Limitation on Owning Securities

         The ownership of our ordinary shares by nonresidents of Israel is not restricted in any way by our memorandum of association and articles of association or the laws of the State of Israel, except for citizens of countries which are in a state of war with Israel, who may not be recognized as owners of our ordinary shares.

Mergers and Acquisitions under Israeli Law

         The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

         The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 50% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

         Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.


C.       Material Contracts

         For a summary of our material contracts, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions" and "Item 4 - Information on the Company - Property, Plants and Equipment."

D.       Exchange Controls

         Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

         Dividends, if any, paid to holders of our ordinary shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

E.       Taxation

Israeli Tax Considerations and Government Programs

         The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of certain Israeli and United States tax consequences to purchasers of our ordinary shares and certain Israeli Government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

     General Corporate Tax Structure

         Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

     Tax Benefits Under the Law for Encouragement of Capital Investments, 1959

         The Law for the Encouragement of Capital Investments, 1959, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

         Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

         A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

         In 1994, our request for designation of our capital investment at our facility as an "approved enterprise" program was approved under the Investment Law. For this approved enterprise, we elected the alternative package of benefits. On December 2000, we received an approval for additional capital investment in our approved enterprise.

         A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares). The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. See "--United States Federal Income Tax Considerations--Taxation of Dividends Paid On Ordinary Shares" and Note 9 to the Consolidated Financial Statements.

         Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates. We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year's profits to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

         The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

         We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, income derived from our approved enterprise facility will be tax exempt for a period of two years after we have taxable income and will be subject to a reduced company tax of up to 25% depending on the extent of foreign shareholders holding our ordinary shares for the following five or eight years.

     Grants under the Law for the Encouragement of Industrial Research and Development, 1984

         Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet certain criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in return for the payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 3.5% or in some cases, such as ours, ranging from 4% to 4.5%, on revenues from products developed using such grants until 100-150% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for payment. See "Item 5--Operating and Financial Review and Prospects" and Note 7 to the Consolidated Financial Statements.

         The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90% the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel, however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted in certain circumstances only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Government Grants".

         Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 months LIBOR rate applicable to dollar deposits, that is published on the first business day of each calendar year.

         In October 2001, the Israeli government submitted legislation to the Israeli parliament to amend the Research and Development Law. The proposed legislation aims to make the Research and Development Law more compatible with the current business environment by, among other things, relaxing restrictions on transfer of technology or manufacturing abroad.

         However, the proposed amendment to the declared purposes of the Research and Development Law may imply that future grants from the Office of the Chief Scientist will be available only to those applicants who can demonstrate that their proposed program will substantially contribute to the Israeli economy as a whole. This may result in future, unforeseen, difficulties to obtain approvals from the Office of the Chief Scientist for additional grants.

         Moreover, while the proposed bill would, among other things, allow the transfer of technology or know-how developed with the funding of the Office of the Chief Scientist to third parties outside of Israel, such transfer would still require the approval of the Office of the Chief Scientist and may require a material payment. Generally, the proposed bill would mandate the Office of the Chief Scientist to grant such approval to transferors if either (1) the transferee granted the transferor an irrevocable worldwide exclusive license to use and benefit from the technology, or (2) the Office of the Chief Scientist receives payment based on (x) 150% of the total benefits granted to the participant, linked to the Israeli consumer price index, plus interest, or, depending on certain variables, such as the market valuation of the participant and the amount of benefits granted, and (y) an amount equal to the market valuation of the transferor at the time of transfer multiplied by the deemed holdings of the Office of the Chief Scientist in the transferor, plus a premium. The deemed holdings of the Office of the Chief Scientist in the transferor would be determined based on the amount of funds granted by the Office of the Chief Scientist in relation to other investments in the transferor.

         As opposed to the Research and Development Law, which requires an undertaking in the grant application that all manufacturing will be performed in Israel, the proposed bill allows for the possibility of the approval of grants in cases of prior declaration by the applicant that the manufacturing will not take place, in whole or in part, in Israel. Such a declaration will be taken into consideration in the evaluation of the grant application. Similar to the regulations promulgated under the law, the proposed bill would also permit for the manufacture of products outside Israel, even if not included in the initial application, if prior approval is received from the Office of the Chief Scientist. This approval may be subject to a payment of up to 120% of the grants, linked to the Israeli consumer price index, plus interest. However, this payment would not be required if only 10% of the manufacturing capability is being transferred.

         In order to be enacted as legislation the proposed bill must be approved by the Israeli parliament and published, and the substance of the bill could undergo significant revision during that process. It is not known at this stage when or whether the proposed bill (in its current or a future revised form) will be implemented or to what extent it will apply to technology programs funded prior to the effective date of the proposed bill.

         Prior to the proposed amendment described above, the Israeli authorities indicated that the government may reduce or abolish grants from the Office of the Chief Scientist in the future. Even if these grants are maintained, there is no assurance we will receive Office of the Chief Scientist grants in the future. In addition, each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the Research Committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Office of the Chief Scientist. There is no assurance that applications to the Office of the Chief Scientist will be approved and, until approved, the amounts of any such grants are not determinable.

     Tax Benefits and Grants for Research and Development

         Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible, according to Israeli law.

     Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

         According to the Law for the Encouragement of Industry (Taxes), 1969, or the "Industry Encouragement Law", an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an "Industrial Company" within the definition of the Industry Encouragement Law.

         Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

                  (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes;

                  (b) right to elect under certain conditions to file a consolidated tax return with additional related Israeli
Industrial Companies; and

                  (c) accelerated depreciation rates on equipment and buildings.

         Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

     Special Provisions Relating to Taxation Under Inflationary Conditions

         The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

                  (a) There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

                  (b) Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

                  (c) Gains on certain traded securities, which are normally exempt from tax, are taxable in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

     Capital Gains Tax on Sales of Our Ordinary Shares

         Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.

         Under current law, sales of our ordinary shares are exempt from Israeli capital gains for so long as they are quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualify as an Industrial Company, or so long as they are quoted on the Tel Aviv Stock Exchange. There can be no assurance that we will maintain such qualification or our status as an Industrial Company. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

         Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.- Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

     Taxation of Non-Resident Holders of Shares

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25% (however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%).

         Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

    Proposed Reform of Taxes on Income in Israel

         The Israeli government recently appointed a committee to review the current tax system and propose possible reforms. This may result in significant changes to the Israeli tax system, and have adverse tax consequences for us and our shareholders. Because we cannot predict the outcome of the committee's review and to what extent, if any, its recommendations would be enacted into law, we and our shareholders face uncertainties as to the potential consequences of this tax reform initiative.


United States Federal Income Tax Considerations

     General

         Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of our ordinary shares and that holds them as capital assets. For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ordinary shares who or that is for United States federal income tax purposes:

o        a citizen or resident of the United States;

o a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia;

o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. As this is a general summary, prospective owners of our ordinary shares are advised to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences, as well as to non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares applicable to their particular tax situations.

         This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including:

o        broker-dealers, including dealers in securities or currencies;

o        insurance companies;

o        taxpayers that have elected mark-to-market accounting;

o        tax-exempt organizations;

o        financial institutions or "financial services entities";

o taxpayers who hold the ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

o holders owning directly, indirectly or by attribution at least 10% of our voting power;

o        taxpayers whose functional currency is not the U.S. dollar; and

o        taxpayers who acquire our ordinary shares as compensation.

         This discussion does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold our ordinary shares through a partnership or other pass-through entity. Certain material aspects of United States federal income tax relevant to a beneficial owner other than a U.S. Holder, or a Non-U.S. Holder, are also discussed below. Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

     Taxation of Dividends Paid on Ordinary Shares

         We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the ordinary shares.

         Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

         U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of any Israeli income taxes withheld, but such individuals may still claim a credit against their United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

         A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

o if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or

o to the extent such U.S. Holder is under an obligation to make related payments on substantially similar or related property.

         Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16 day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations.

     Taxation of the Disposition of Ordinary Shares

         Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of such shares, and the amount realized on the disposition. If the ordinary shares are publicly traded, a disposition of the ordinary shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss, unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of the ordinary shares is subject to limitations. In addition, a U.S. Holder that receives foreign currency upon disposition of the ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

     Passive Foreign Investment Company Considerations

         Generally a foreign corporation is treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if either, (i) 75% or more of its gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which such corporation is considered to own 25% or more of the shares by value, is passive income, or (ii) 50% or more of the assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company in which such corporation is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

         As previously announced in a press release dated January 2, 2002, we believe that we should be characterized as a PFIC for 2001. Although we will endeavor to avoid such characterization in the future, we may not be able to do so. Any U.S. person who held our shares at any time during 2001 can mitigate the consequences of our PFIC characterization by electing to treat us as a "qualified electing fund" or QEF under the Internal Revenue Code ((as described below). Alternatively, such U.S. persons may make a "mark-to-market" election under the Internal Revenue Code (as described below).

         A U.S. Holder who did not make a qualifying election either to (i) treat us as a "qualified electing fund", or a QEF, or (ii) mark our ordinary shares to market will be subject to the following:


o gain recognized by the U.S shareholder upon the disposition of, as well as income recognized upon receiving certain dividends on the shares would be taxable as ordinary income;

o the U.S shareholder would be required to allocate such dividend income and/or disposition gain ratably over such shareholder's entire holding period for such Metalink ordinary shares;

o the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest applicable tax rate, and an interest charge would be imposed with respect to the resulting tax liability;

o the U.S shareholder would be required to file an annual return on IRS Form 8621 regarding distributions received on, gain recognized on dispositions of, Metalink shares; and

o any U.S. shareholder who acquired the ordinary shares upon the death of the shareholder would not receive a step-up to market value of his income tax basis for such shares. Instead such U.S shareholder beneficiary would have a tax basis equal to the decedent's basis, if lower.

         Although the determination of Metalink's status as a PFIC for year 2001 was made only with respect to that year, and will be revisited annually, the above described consequences shall apply for all future years to U.S shareholders who held shares in the corporation at any time during year 2001, and who neither made a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return that included the last day of the corporation's first taxable year as a PFIC - December 31, 2001. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S shareholders who realize gain on their disposition of the shares in the PFIC.

         With respect to the treatment of Metalink as a PFIC for 2001, if a U.S shareholder makes a valid QEF election for 2001 with respect to Metalink shares:

o the U.S shareholder would be required for each taxable year for which Metalink is a PFIC to include in income a pro-rata share of Metalink's (i) net ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

o the U.S shareholder would not be required under these rules to include any amount in income for any taxable year during which Metalink does not have net ordinary earnings or capital gains; and

o the U.S shareholder would not be required under these rules to include any amount in income for any taxable year for which Metalink is not a PFIC.


         Metalink did not have net ordinary earnings or net capital gain for the 2001 tax year. Therefore, any U.S shareholder who makes a QEF election for 2001 will not be required to include any amount in income as a result of such election.

         The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. During January 2002 Metalink sent to its shareholders the required information to report income and gain under a QEF election - a "PFIC ANNUAL INFORMATION STATEMENT" for the year 2001.

        Any U.S shareholder who would like to receive PFIC ANNUAL INFORMATION STATEMENT for year 2001 can contact Mr. Ofer Lavie, Metalink Ltd, Yakum Business Park, Yakum 60972, Israel.

         Alternatively, a U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the U.S. Holder's adjusted tax basis in the PFIC stock and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. As with the QEF election, a U.S shareholder who makes a mark-to-market election for 2001 with respect to Metalink shares would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to shares of Metalink ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that Metalink was no longer a PFIC.

         U.S. Holders of Metalink shares are strongly urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market or QEF election with respect to their holding of Metalink ordinary shares, including warrants or rights to acquire Metalink ordinary shares.

     Tax Consequences for Non-U.S. Holders of Ordinary Shares

         Except as described in "U.S. Information Reporting and Back-up Withholding" below, a Non-U.S. Holder who is a beneficial owner of our ordinary shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, the ordinary shares, unless:

o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

o the Non-U.S. Holder is an individual who holds the ordinary shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

o the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

     U.S. Information Reporting and Backup Withholding

         U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. In addition, U.S. Holders are subject to U.S. backup withholding at a rate of up to 31% on dividends paid in the United States on the ordinary shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and backup withholding at a rate of up to 31% on proceeds paid from the sale, exchange, redemption or other disposition of the ordinary shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

         Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, the ordinary shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

         The amount of any backup withholding will be allowed as a credit against such U.S. Holder's or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

F.       Dividends and Paying Agents

Not applicable.

G.       Statements by Exports.

Not applicable.

H.       Documents on Display

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

         As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

         All of our sales are made in US dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional currency, and accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effect of foreign currency remeasurement is reported in current operations.

         We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2001 and December 31, 2000, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Item 3--Key Information--Risk Factors--Risks Relating to our location in Israel."


Interest Rate Risk

     Our exposure to market risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist of primarily, certificates of deposits and debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December 31, 2001.

     The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:


-------------------------------------------------------------------------------------------------------------
                                                 Short-Term
                                        (U.S. dollars in thousands)
-------------------------------------------------------------------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
Marketable debt securities                              Maturity date at year 2002
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
U.S. dollar debt securities and certificates of
deposit with fixed interest rate                                               61,063
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
Weighted Average Interest Rate                                                  3.8%
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
U.S. dollar debt securities with floating interest
rate                                                                           3,904
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
Weighted Average Interest Rate                                                  2.2%

------------------------------------------------------- -----------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                                 Long-Term
                                        (U.S. dollars in thousands)
-------------------------------------------------------------------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
Marketable debt securities                              Maturity date at year 2003
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
U.S. dollar debt securities with fixed interest rate
                                                                           9,172
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
Weighted average interest rate                                            3.6%
------------------------------------------------------- -----------------------------------------------------

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

         Our initial public offering commenced on December 1, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Banc of America Securities LLC. We registered 4,600,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter's over-allotment option. Of such shares, we sold 4,600,000 ordinary shares at an aggregate offering price of $55.2 million ($12.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $3.86 million. We also incurred estimated expenses of $1.54 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $49.8 million. As of December 31, 2001, approximately $21.03 million of the net proceeds have been used for the enhancement of our research and development, sales and marketing and for general and administrative expenses. In addition, $9.88 million of the net proceeds have been used for the buy-back of 898,500 Metalink shares during the period of December 2000 to April 2001. None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates.

ITEM 15. [reserved]

ITEM 16. [reserved]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

   Exhibit No.     Description
      1.1*         Memorandum of Association, as amended, (English translation accompanied by Hebrew original) (incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration
                   Statement on Form S-8, filed with the Securities and Exchange
                   Commission on April 17, 2001).
      1.2*         Articles of Association, as amended, (English translation
                   accompanied by Hebrew original) (incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration
                   Statement on Form S-8, filed with the Securities and Exchange
                   Commission on April 17, 2001).
      3*           Voting Agreement, dated August 11, 1999, between Tzvi
                   Shukhman and Zvi Rosenberg (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on
                   Form F-1 (No. 333-11118) filed with the Securities and
                   Exchange Commission on November 10, 1999).
      4.1*         Employee Share Option Plan (1997) (incorporated herein by
                   reference to Exhibit 10.2 to the Registrant's Registration
                   Statement on Form F-1 (No. 333-11118) filed with the
                   Securities and Exchange Commission on November 10, 1999).
      4.2*         Employee Share Option Plan (1997), Section 102 (incorporated herein by reference to Exhibit 10.3 to the Registrant's
                   Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).
      4.3*         International Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration
                   Statement on Form F-1 (No. 333-11118) filed with the
                   Securities and Exchange Commission on November 10, 1999).
      4.4*         Employee Share Option Plan (1999) (incorporated herein by
                   reference to Exhibit 10.5 to the Registrant's Registration
                   Statement on Form F-1 (No. 333-11118) filed with the
                   Securities and Exchange Commission on November 10, 1999).
      4.5*         Employee Share Option Plan (1999a) (incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration
                   Statement on Form F-1 (No. 333-11118) filed with the
                   Securities and Exchange Commission on November 10, 1999).
      4.6*         Unprotected Lease Agreement, dated June 6, 2000, between
                   Yakum Development Ltd. and the Registrant (English summary accompanied by Hebrew original) (incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
      4.7*         Standard Industrial/Commercial Multi-Tenant Lease - Net,
                   dated December 12, 1999, between Garaventa Properties and
                   Metalink, Inc. (incorporated herein by reference to Exhibit
                   4.7 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
      4.8*         2000 Employee Stock Purchase Plan (incorporated herein by
                   reference to Exhibit 4.5 to the Registrant Registration
                   Statement on Form S-8, filed with the Securities and Exchange
                   Commission on April 17, 2001).
      4.9*         Share Option Plan (2000) (incorporated herein by reference to
                   Exhibit 4.9 to the Registrant's Registration Statement on
                   Form 20-F, filed with the Securities and Exchange Commission on June 29, 2001).
      8*           List of Subsidiaries (incorporated herein by reference to
                   Exhibit 2.1 to the Registrant's Registration Statement on
                   Form F-1 (No. 333-11118) filed with the Securities and
                   Exchange Commission on November 10, 1999).

-----------------
* Incorporated by reference.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      Metalink Ltd.


                                By: /s/Ofer Lavie
                                      Name: Ofer Lavie
                                      Title:    Chief Financial Officer

Date:  June 20, 2002

 METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2001





                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page

Report of Independent Auditors                                             2

Consolidated balance sheets as of December 31, 2001 and 2000               3

Consolidated Statements of Operations
   for the years ended December 31, 2001, 2000 and 1999                    4

Statements of Changes in Shareholders' Equity
   for the years ended December 31, 2001, 2000 and 1999                    5

Consolidated Statements of Cash Flows
   for the years ended December 31, 2001, 2000 and 1999                    6-7

Notes to Consolidated Financial Statements                                 8-23

                         REPORT OF INDEPENDENT Auditors


To the Board of Directors and
Shareholders of Metalink Ltd.


We have audited the accompanying consolidated balance sheets of Metalink Ltd. ("the Company") and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
January 24, 2002

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS



                                                                                                  December 31,
                                                                                              2001             2000
                                                                                                    (in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                                                   $ 15,946         $ 8,851
  Short-term investments (Note 3)                                                               64,967          86,268
  Trade accounts receivable                                                                      1,966           3,782
  Other receivables (Note 10)                                                                      796           2,397
  Prepaid expenses                                                                                 706             665
  Inventories (Note 4)                                                                           2,806           2,013
       Total current assets                                                                     87,187         103,976

Long-term investments (Note 3)                                                                   9,172          15,344

Severance pay fund (Note 6)                                                                        827             546

Property and equipment (Note 5)
  Cost                                                                                          11,995           7,911
  Less - Accumulated depreciation and amortization                                               4,448           2,511
                                                                                                 7,547           5,400

       Total assets                                                                           $104,733       $ 125,266

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                                                       $ 1,473         $ 3,631
  Other payables and accrued expenses (Note 10)                                                  3,284           3,021
       Total current liabilities                                                                 4,757           6,652

Accrued severance pay (Note 6)                                                                   1,479             982

Shareholders' equity (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued and outstanding

      - 19,194,988 and 18,832,024 shares as of                                                     580             574
      December 31, 2001 and 2000, respectively)
  Additional paid-in capital                                                                   127,029         125,942
  Deferred stock-based compensation                                                             (1,650)         (2,026)
  Accumulated deficit                                                                          (17,577)         (6,466)
                                                                                               108,382         118,024
  Treasury stock, at cost; 898,500 and 40,000 shares as of
    December 31, 2001 and 2000, respectively                                                    (9,885)           (392)

                                                                                                98,497         117,632

       Total liabilities and shareholders' equity                                             $104,733        $125,266

The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                   Year ended  December 31,
                                                                      2 0 0 1              2 0 0 0              1 9 9 9
                                                                      -------              -------              -------
                                                                       (in thousands, except share and per share data)

Revenues (Note 11)                                                    $  14,049             $ 23,302             $ 11,708
Cost of revenues (Note 11):
  Costs and expenses (excluding non-cash compensation of $53,
    $58 and $49, respectively)                                            6,086               9,794                5,878

  Royalties to the Government of Israel                                     364                  469                  209
      Total cost of revenues                                              6,450               10,263                6,087

   Gross profit                                                           7,599               13,039                5,621

Operating expenses:
  Gross research and development (excluding non-cash
    compensation of $188, $242 and $146, respectively)                    17,060              12,592                6,065

  Less - Royalty bearing grants                                           3,457                3,381                1,965
  Research and development, net                                          13,603                9,211                4,100

  Selling and marketing (excluding non-cash compensation of               5,465               3,665                2,026
    $172, $205 and $17, respectively)
  General and administrative (excluding non-cash compensation
    of $332, $286 and $170, respectively)                                 3,526                3,042                1,138
  Non-cash compensation                                                     745                  791                  382
      Total operating expenses                                           23,339               16,709                7,646

   Operating loss                                                       (15,740)              (3,670)              (2,025)

Financial income (expenses), net:
  Interest income                                                         4,629                5,986                  145
  Non-cash charge for warrants                                                -                    -               (1,400)
   Total financial income (expenses), net                                 4,629                5,986               (1,255)

   Net income (loss)                                                 $ (11,111)             $  2,316            $ (3,280)

Earnings (loss) per ordinary share:
  Basic                                                               $  (0.61)             $   0.13            $  (0.27)
  Diluted                                                             $  (0.61)             $   0.11            $  (0.27)

Shares used in computing earnings (loss) per ordinary share:
  Basic                                                              18,260,798           18,269,556           12,309,339
  Diluted                                                            18,260,798           20,773,382           12,309,339


The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                        Receipts
                                   Number of            on account Additional    Deferred      Treasury   Accumu-
                                   outstanding  Share   of share   paid-in       Stock-based   stock      lated
                                   shares       capital  capital   capital       compensation  (at cost)  deficit   Total
                                   ------       -------  -------   -------       ------------   --------- --------  -------
                                                         (in thousands, except share data)
 Balance at
  January 1, 1999                  12,010,745    $    2 $       2  $ 7,934        $   (85)     $     -     $(5,502) $ 2,351
Changes during 1999:
Issuance of shares in initial
public
   offering, net of issuance costs  4,600,000       109         -   49,729              -            -           -   49,838
Exercise of employees options         181,655         4        (2)     298              -            -           -      300
Issuance of share dividend                  -       408         -     (408)             -            -           -        -
Deferred stock-based compensation
   related to stock
   option grants to employees               -         -         -    2,609          2,609)           -           -        -
Warrants granted in connection
   with short-term loans                    -         -         -    1,400              -            -           -    1,400
Amortization of deferred
   stock-based compensation                 -         -         -        -            382            -           -      382
Loss for the year                           -         -         -        -              -            -      (3,280)  (3,280)
Balance at
  December 31, 1999                16,792,400       523         -   61,562         (2,312)           -      (8,782)  50,991

Changes during 2000:
Issuance of shares in public
   offering, net of issuance costs  1,500,000        37         -   62,665              -            -           -   62,702
Purchase of treasury stock            (40,000)        -         -        -              -         (392)          -     (392)
Exercise of options                   539,624        14         -    1,210              -            -           -    1,224
Deferred stock-based compensation
   related to
   stock option grants to
   consultants and subcontractors           -         -         -      824           (824)           -           -        -
Cancellation of deferred stock-
   based comoensation due to
   resignation of employees                 -         -         -     (319)           319            -           -        -
Amortization of deferred
   stock-based compensation                 -         -         -      791              -            -           -      791
Income for  the year                        -         -         -        -              -            -       2,316    2,316
Balance at
   December 31, 2000               18,792,024       574         -   25,942         (2,026)        (392)     (6,466) 117,632

Changes during 2001:
Purchase of treasury stock           (858,500)        -         -        -              -       (9,493)          -   (9,493)
Exercise of employee options and
   shares                             362,964         6         -      718              -            -           -      724
Deferred stock-based compensation
   related to stock
   option grants to consultants             -         -         -      428           (428)           -           -        -
Cancellation of deferred
   stock-based compensation due
   to  resignation of employees             -         -         -      (59)            59            -           -        -
Amortization of deferred
   stock-based compensation                 -         -         -        -            745            -           -      745
Loss for the year                           -         -         -        -              -            -     (11,111) (11,111)
Balance at
   December 31, 2001               18,296,488   $   580   $     -   $127,029     $ (1,650)     $ (9,885)   $(17,57  $  98,497


The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                                                Year ended December 31,
                                                                                        2 0 0 1         2 0 0 0         1 9 9 9
                                                                                                     (in thousands)


Cash flows from operating activities:
Net income (loss)                                                                         $(11,111)        $ 2,316        $ (3,280)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities (Appendix A)                                                3,902             (71)          2,771
Net cash provided by (used in) operating activities                                         (7,209)          2,245            (509)

Cash flows from investing activities:
Changes in marketable debt securities, net                                                  27,157         (55,844)        (45,163)
Purchase of property and equipment                                                          (4,084)         (5,373)           (698)
Proceeds from disposal of property and equipment                                                 -               8               -
Net cash provided by (used in) investing activities                                         23,073         (61,209)        (45,861)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of options, net                                  724          63,926          50,138
Purchase of treasury stock                                                                  (9,493)           (392)
Short-term bank credit and loans                                                                 -               -            (500)
Net cash provided by (used in) financing activities                                         (8,769)         63,534          49,638

Increase  in cash and cash equivalents                                                       7,095           4,570           3,268
Cash and cash equivalents at beginning of year                                               8,851           4,281           1,013
Cash and cash equivalents at end of year                                                  $ 15,946         $ 8,851         $ 4,281

Supplemental disclosure of cash flow information:
Cash paid during the year for interest                                                      $    3         $     2         $    43

The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                Year ended December 31,
                                                                                        2 0 0 1         2 0 0 0         1 9 9 9
                                                                                                     (in thousands)
Appendix A

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

  Depreciation and amortization                                                            $ 1,937         $1,208           $ 492
  Increase in accrued severance pay, net                                                       216            171              93
  Amortization of deferred stock-based compensation                                            745            791             382
  Charge for warrants granted in connection with short-term  loans                               -              -           1,400
  Capital loss                                                                                   -             90               -

Changes in assets and liabilities:

Decrease (increase) in assets:
  Trade accounts receivable                                                                  1,816         (1,293)           (393)
  Other receivables and prepaid expenses                                                     1,876         (2,300)           (842)
  Inventories                                                                                 (793)        (1,187)           (389)
Increase (decrease) in liabilities:
  Trade accounts payable                                                                    (2,158)         2,143             243
  Other payables and accrued expenses                                                          263            306           1,785
                                                                                           $ 3,902        $   (71)        $ 2,771


The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       -GENERAL

              Metalink Ltd. (the "Company"), an Israeli Company, is a fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Company's broadband silicon solutions enable cost effective, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from its products mainly in Europe, Israel and Canada.

NOTE 2       -SIGNIFICANT ACCOUNTING POLICIES

              The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

              A.     Use of Estimates in Preparation of Financial Statements

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

              B.     Financial Statements in U.S. Dollars

                     The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its US subsidiary are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

                     Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they arise.

              C.     Principles of Consolidation

                     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. All material inter-company transactions and balances have been eliminated.

              D.     Cash Equivalents

                     Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

              E.     Marketable Debt Securities

                     Investments in marketable debt securities are classified as "held-to-maturity" in accordance with the provisions of SFAS No. 115 and are stated at cost. Interest income is included in financial income.

              F.     Inventories

                     Inventories are stated at the lower of cost or market. Cost is determined as follows:

                     Raw materials, components and finished products - on the moving average basis. Work-in-process - on the basis of actual manufacturing costs.

              G.     Property and Equipment

                     Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

                     Computers and manufacturing equipment            3-7 years
                     Furniture and fixtures                         10-15 years

                     Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

                     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ", management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future cash flows.

              H.     Revenue Recognition

                     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended in June 2000, which summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000, which did not have an effect on its results of operations or financial position.

                     The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.

              I.     Research and Development Expenses

                     Research and development expenses, net of third-party grants, are expensed as incurred. The Company has no obligation to repay the grants, if sufficient sales are not generated.

              J.     Deferred Income Taxes

                     Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse.

              K.     Net Earnings (Loss) Per Ordinary Share

                     Basic and diluted net earnings (loss) per share have been computed in accordance with SFAS No. 128 using the weighted average number of ordinary shares outstanding. Basic earnings (loss) per share exclude any dilutive effect of options and warrants. Diluted earnings per share give effect to all potential dilutive issuances of ordinary shares that were outstanding during the period. A total of 764,042 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2001 due to the anti-dilutive effect, and 2,503,826 incremental shares were used to calculate diluted earnings per ordinary share for 2000.

              L.     Concentrations of Credit Risk

                     (i) As of December 31, 2001 and 2000, the Company had cash and cash equivalents and short-term investments totaling $80,913,000 and $95,119,000 respectively, most of which are deposited in major U.S. and Israeli financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents are financially sound. In addition, the marketable debt securities held by the Company consist of highly-rated corporate bonds. Accordingly, limited credit risk exists with respect to this item.

                    (ii) Most of the Company's revenues are generated in Europe, Israel and Canada from a small number of customers (see Note 11), mainly large industrial corporations. The Company generally does not require collateral. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. At December 31, 2001 the amount for doubtful accounts is $46,000 .




NOTE 2       -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              M.     Concentrations of Available Sources of Supply of Products

                     Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chip sets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chip sets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

              N.     Fair Value of Financial Instruments

                     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or substantially similar to their carrying amounts.


              O.     Effects of recently issued accounting standards

                     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations". SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

                     In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company does not believe that the adoption of SFAS 142 will have a significant impact on its financial statements.


                     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations", for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company has not yet determined what the effect of SFAS 144 will be on the earnings and financial position of the Company.

NOTE 3       -INVESTMENT IN MARKETABLE DEBT SECURITIES AND DEPOSITS

          A. Short-term investments

Comprised as follows:
                                          December 31,
                                  2 0 0 1          2 0 0 0
                                         (in thousands)

Certificates of deposit          $ 35,252            $   -
Corporate bonds                    29,715           86,268
                                 $ 64,967         $ 86,268

The market value of the Short-term investments as of December 31, 2001 and 2000 is $65,140 and $86,603 respectively.

          B. Long-term investments

Comprised as follows:
                                          December 31,
                                   2 0 0 1          2 0 0 0
                                         (in thousands)

Certificates of deposit           $   414           $      -
Corporate bonds                     8,758             15,344
                                  $ 9,172           $ 15,344



The market value of the Long-term investments as of December 31, 2001 and 2000 is $9,181 and $15,480 respectively.

NOTE 4       -INVENTORIES

          Comprised as follows:
                                       December 31,
                                2 0 0 1          2 0 0 0
                                     (in thousands)

Raw materials and components  $    538         $    417
Work-in-process                    142              173
Finished products                2,126            1,423
                               $ 2,806          $ 2,013

NOTE 5       -PROPERTY AND EQUIPMENT

          Comprised as follows:
                                                       December 31,
                                                 2 0 0 1          2 0 0 0
                                                      (in thousands)
Cost:

Computers and manufacturing equipment            $10,622           $6,820
Furniture and fixtures                               531              508
Leasehold improvements                               842              583
                                                 $11,995           $7,911

Accumulated depreciation and amortization:

Computers and manufacturing equipment             $4,259          $ 2,442
Furniture and fixtures                                86               48
Leasehold improvements                               103               21
                                                 $ 4,448          $ 2,511




NOTE 6       -ACCRUED SEVERANCE PAY, NET

              The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is fully provided. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations; they may be transferred to the ownership of the beneficiary employees.

              The severance pay expenses for the years ended December 31, 2001, 2000 and 1999 were $831,000, $542,000 and $307,000, respectively.

              The Company has no liability for pension expenses to its employees.

NOTE 7       -COMMITMENTS AND CONTINGENT LIABILITIES

              A.     Royalties

          (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants, up to the amount of 100%-150% of the grants received (from 1999 - up to the amount of 100% of the grants received plus interest at LIBOR rate) (in dollar terms). The royalties are payable at a rate of 3.5% for the first three years of product sales and 4.5% thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2001 and 2000 was $ 10,048,000 and $6,955,000, respectively. The research and development grants are presented in the statements of operations as an offset to research and development expenses. The refund of the grants is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

          (ii) Royalty expenses to the Office of the Chief Scientist for the years ended December 31, 2001, 2000 and 1999 were $ 364,000, $ 469,000 and
     $ 209,000, respectively.

              B.     Lease Commitments

          (i) The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In addition, the premises of the subsidiary in the United States are rented under an operating lease agreement till March 2005, with an option to extend the lease for two additional five-year periods. Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2001, are as follows:

     Year ended December 31,                       (in thousands)
     -----------------------                       --------------
     2002                                                    932
     2003                                                    975
     2004                                                  1,004
     2005                                                    896
     2006 and thereafter                                   4,084

          The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel and in United States totaling $219,000. Total rent expenses for the years ended December 31, 2001, 2000 and 1999 were $957,000, $543,000 and $290,000, respectively.

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2004. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $140,000 as of December 31, 2001. Lease expenses for the years ended December 31, 2001, 2000 and 1999, were $720,000, $388,000 and $281,000, respectively.

              C.     Legal Claim

          In July 1998, a former employee filed a claim against the Company stating that the Company is obligated to issue to him shares and to pay on his behalf any taxes relating to such issuance. The Company has previously granted this employee options to purchase shares for a substantial portion of the number of shares that is in dispute. In March 2, 2001 the Tel Aviv District labor court ordered that this matter would be referred to arbitrator. The Company estimates that the resolution of this matter will not have a material impact on its financial statements.


NOTE 8       -SHARE CAPITAL

              A. In December 1999, the Company effected an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838,000. Following the public offering, the Company's shares are traded on the over-the-counter market and are listed on the NASDAQ National Market.
                     In March 2000, the Company effected a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $ 62,702,000. Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000,000. Through December 31, 2001, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885,000.

              B.     Employee Stock Purchase Plan

                     During 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing 2001 equal to the lesser of 140,000 shares or 3/4 % of the outstanding shares on such date or a lesser amount determined by the Board of Directors. Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25,000 in total value of stock in any one year. The purchase price of the stock will be the 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2001, 82,221 ordinary shares were issued under the ESPP, and an additional 215,003 ordinary shares are reserved for issuance.

              C.  Stock Options

                     The Company has adopted five stock option plans to provide for the grant of options to certain officers and employees. As of December 31, 2001 3,666,381 options, had been granted under the plans. The options granted vest over periods ranging from one to five years from the date of the grant, and will expire after 10 years from the date of the grant. With respect to options granted at exercise prices below the fair market value of the underlying shares at the date of grant, deferred compensation is recorded and charged to earnings over the vesting period of the options in accordance with FIN 44 and APB 25 "Accounting for Stock Issued to Employees."

          A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the years then ended are as follows:


                                              December 31, 2001             December 31, 2000              December 31, 1999
                                                          Weighted                      Weighted                       Weighted
                                                           average                       average                        average
                                                          exercise                      exercise                       exercise
                                            Shares          price         Shares          price          Shares          price

Options outstanding at
   beginning of year                        3,715,822   $ 3.35            3,058,172     $  4.14          1,688,175       $ 2.09
Granted during year                           837,100     5.09            1,429,894       12.89          1,677,840         6.03
Forfeited during year                        (681,563)   10.49             (288,621)       6.57           (206,802)        3.28
Exercised during year                        (204,978)    1.72             (483,623)       2.06           (101,041)        2.97

Outstanding at end of year                  3,666,381     7.00            3,715,822        7.59          3,058,172         4.14

Options exercisable at end
   of year                                  1,654,630   $ 6.46            1,056,231     $  3.35            850,286       $ 1.21



Weighted average fair value of
   options granted during year                $  3.03                       $  7.10                        $  5.02

       The following table summarizes information relating to stock options outstanding as of December 31, 2001:




                                 Options outstanding                    Options exercisable
                                                         Weighted
                                     Number               average         Weighted            Number        Weighted
                                 outstanding at          remaining         average        exercisable at    average
                                  December 31,          contractual       exercise         December 31,     exercise
Exercise price                        2001            life (in years)       price              2001         price

  $ 0.00 - $ 2.66                    461,633              5.81           $ 1.25               337,062      $   0.89
  $ 3.07 - $ 3.90                    767,353              7.90             3.56               341,447          3.90
  $ 4.00 - $ 5.00                    672,050              7.67             4.80               322,945          4.83
  $ 5.04 - $ 7.00                     58,675              9.56             5.75                 1,800          6.98
  $ 7.31 - $ 8.00                    615,593              8.02             7.85               239,982          7.84
  $ 8.48 - $ 9.90                    626,310              9.02             9.30               202,981          9.29
  $ 10.03 - $ 22.06                  464,767              8.41            17.52               208,413         17.88
                                   3,666,381              7.90          $  7.00             1,654,630      $   6.46



              D.     Options issued to consultants

                     In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2001, 200,000 options had been granted under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 4.6 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.50%-6.50%; volatility rate of 70%- 108.9%; dividend yields of 0% and an expected life of one to five years. The Company recorded deferred stock-based compensation of $428,000 and $824,000 for the years 2001 and 2000 respectively.
                     Compensation expenses of $257,000 and $ 213,000 were recognized for the period ended December 31, 2001 and December 31, 2000 respectively.

              E.     Fair Value Disclosures:

                     Had compensation expenses for the Company's employee option plans been determined on the basis of the fair value at the grant dates, as prescribed in SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

                                                                                            Year ended December 31,
                                                                                   2 0 0 1           2 0 0 0          1 9 9 9
                                                                                                 (in thousands)
                     Net income (loss):
                        As reported                                                $ (11,111)         $  2,316       $  (3,280)
                        Pro forma                                                  $ (15,406)          $   269       $  (4,004)
                     Basic net income (loss) per share:
                        As reported                                                $   (0.61)          $  0.13       $   (0.27)
                        Pro forma                                                  $   (0.85)          $  0.01       $   (0.33)
                     Diluted net income (loss) per share:
                        As reported                                                $   (0.61)          $  0.11       $   (0.27)
                        Pro forma                                                  $   (0.85)          $  0.01       $   (0.33)

              F.     Data in Respect of Option Plans

                     The fair value of each option grant is estimated on the Black-Scholes method for grants made after the Company became a public entity. The following assumptions were used: Dividend yield of 0.00% for all periods; risk-free interest rate of 4.5%-6.5% in 2001, 6.5% in 2000 and 5.17%
                     in 1999; weighted average expected lives of 5 years granted in all periods and a volatility rate of 70%- 108.9% using the Black-Scholes method.

                     Because the determination of the fair value of all options granted after the Company became a public entity included an expected volatility factor, in addition to the factors described in the preceding paragraph and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of reported net income for future years.

NOTE 9       -TAXES ON INCOME

              A.     Taxation under Various Laws

                     The Company and its subsidiary are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI.

                     The Company's foreign subsidiary is subject to the tax rules in its country of incorporation. The production facilities of the Company have been granted "approved enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2001, the period of benefits had not yet commenced.
                     Income derived from sources other than the "approved enterprise" is taxable at the ordinary corporate tax rate of 36%.

                     In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 25%.


              B.     Income (Losses) from Continuing Operations


                                           Year ended December 31,
                                     2 0 0 1           2 0 0 0          1 9 9 9
                                                 (in thousands)

Israeli company                    $  (9,262)         $ 1,972         $ (2,617)
U.S. subsidiary                       (1,849)             344             (663)
                                   $ (11,111)         $ 2,316         $ (3,280)

              C.     Theoretical Income Taxes

                     The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

                                                                      Year ended
                                                                    December 31,
                                                                     2 0 0 0
                                                                  (in thousands)

Income as reported in the consolidated statement of operations      $  2,316

Theoretical tax on the above amount                                 $    834

Tax benefit arising from the approved enterprise                        (611)
Permanent differences, net (mainly exempt interest income, net)         (261)
Increase in valuation allowance                                           38
                                                                    $      -

          With regard to the years 2001 and 1999, the amount of "theoretical" income tax benefits that would result from applying statutory tax rates to pre-tax losses is substantially offset by deferred tax benefits not recorded in respect of these years' losses whose realization is less likely than not.


              D.     Deferred Taxes

          The main components of the Company's deferred tax assets are as follows:

                                                                                                         December 31,
                                                                                                   2 0 0 1            2 0 0 0
                                                                                                        (in thousands)
                    Deferred tax assets
                    Net operating loss carry forwards in Israel                                 $   1,287           $    485
                    Net operating loss carry forwards of non-Israeli subsidiary                     1,027                408
                    Accrued vacation pay, severance pay and other                                      76                 46
                           Total gross deferred tax assets                                          2,390                939
                    Less - Valuation allowance                                                      2,390                939
                           Total deferred tax asset                                             $       -           $      -



                     Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry forwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

                     Since the realization of the net operating loss carry forwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

                     Tax loss carry forwards of the Company totaling $ 25,740,000 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

                     Tax loss carry forwards of a U.S. subsidiary totaling $ 3,020,000 expire between 2017 and 2020.

              E.     Tax Assessments

                     The Company and its subsidiary have not been assessed for income tax purposes since incorporation.


NOTE 10      -SUPPLEMENTARY BALANCE SHEET INFORMATION

              A.     Other Receivables

                     Comprised as follows:
                                                           December 31,
                                                      2 0 0 1          2 0 0 0
                                                          (in thousands)
Research and development participation
 from the Government of Israel                         $  160          $ 1,619
Interest receivable on long-term investments              283              313
Value added tax                                             -              118
Income tax authorities                                    264              153
Advance to suppliers                                        -               75
Loans to employees                                         67               53
Others                                                     22               66
                                                       $  796          $ 2,397

              B.     Other Payables and Accrued Expenses

                     Comprised as follows:
                                                              December 31,
                                                       2 0 0 1          2 0 0 0
                                                            (in thousands)

Payroll and related amounts                           $ 1,766          $ 1,267
Accrued expenses                                        1,140            1,157
Royalties to the Government of Israel                     359              520
Others                                                     19               77
                                                      $ 3,284          $ 3,021



NOTE 11      -SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

              A.     Geographic Information

                     The following is a summary of revenues and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                              Year ended December 31,
                                     2 0 0 1           2 0 0 0          1 9 9 9
                                                    (in thousands)

Revenues:
Israel                               $ 3,070          $ 8,227          $ 4,859
Switzerland                            5,329            6,356            1,853
Canada                                 2,989            6,053            1,681
Spain                                    939              630              671
United States                            680              569            1,864
Germany                                  170              493               35
Other foreign countries
   (mainly European)                     872              974              745
                                    $ 14,049         $ 23,302         $ 11,708

Long-lived assets:
Israel                               $ 6,330          $ 3,874          $ 1,113
United States                          1,217            1,526              220
                                     $ 7,547          $ 5,400          $ 1,333

NOTE 11      -SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

              B.     Sales to Major Customers:

                     The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year).

                                            Year ended December 31,
                                     2 0 0 1           2 0 0 0          1 9 9 9
                                                 (in thousands)

Customer A                             35%              23%              15%
Customer B                             (*)              10%              (*)
Customer C                             19%              26%              33%
Customer D                             (*)              22%              14%
Customer E                             (*)              (*)              16%
Customer F                             19%              (*)              (*)
 (*) - Less than 10%.



              C.     Cost of Revenues:


                                               Year ended December 31,
                                     2 0 0 1           2 0 0 0          1 9 9 9
                                                    (in thousands)

Materials and components             $ 5,650        $   9,519         $  5,591
Salaries, wages and
  employee benefits                      522              718              240
Sub-contractors                           27               84               58
Depreciation and amortization            243              110               48
Other manufacturing costs                316              432              188
                                       6,758           10,863            6,125

Decrease (increase) in finished
  products and work-in-process          (672)          (1,069)            (247)
                                       6,086            9,794            5,878
Royalties to the Government
  of Israel                              364              469              209
                                     $ 6,450         $ 10,263          $ 6,087

NOTE 12      -NON-CASH CHARGE FOR WARRANTS


              In October 1999, the Company entered into agreements with three of its customers (two significant customers exceeding 10% of the revenues and a related party) with respect to loans. Pursuant to the agreement, the Company borrowed an aggregate of $ 3,500,000 convertible loans and issue warrants to purchase an aggregate of 140,000 ordinary shares of the Company at nominal value. The loans were for a period of 12 months bearing-interest of 6% per annum and were convertible into ordinary shares of the Company at a conversion rate of $ 10 per share. According to the agreement, if the Company had completed an initial public offering of its shares within 12 months of the date of the loan agreements or had sold a substantial amount of all of its assets, or if at least 75% of the Company's shareholders had sold their shares in the Company in a series of related transactions, then the Company should, within 30 days of such events, have repaid the entire amount of the loans and accrued interest. If neither of the above events had occurred during the 12 months following the date of the loan agreements, each of the customers had to notify the Company of its election to either receive the repayment of the loan by the Company or effect the conversion of the loan into ordinary shares.

              The warrants were exercisable immediately within four years of the date of the loan agreements. In addition, the Company has agreed to grant each customer 10% of the warrants it received for each month that the loan and accrued interest thereon have not been repaid or converted following the 12 months from the date of the loan agreements.

              Following the Company's initial public offering, the Company repaid the entire amount of the loans. The Company recognized a charge of $ 1,400,000 for the fair value of the warrants on the date of the grant upon repayment of the loan.


NOTE 13      -RELATED PARTIES

              Transactions with Related Parties
                                                Year ended December 31,
                                      2 0 0 1          2 0 0 0          1 9 9 9
                                                   (in thousands)

Sales                                $ 1,029     $         977          $     -
Subcontractors                             -                36               85
Salaries                                 259               298              186
Purchase of materials                      -                 9               51
Purchase of property and equipment         -                54                3

As of December 31, 2001 and 2000 there are no balances with Related Parties.