Form 20-F/A
period 2001-12-31
METALINK LTD
filed 2003-06-17
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 1 TO
                                   FORM 20-F
        o REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                       OR

       x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001

                                       OR

 o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                  Ordinary Shares, NIS 0.1 par value per share
                                (Title of Class)
              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 18,296,488 Ordinary Shares, NIS 0.1 par value per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. x Yes o No

     Indicate by check mark which financial statement item the registrant has elected to follow. o Item 17 x Item 18

     Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements a result of various factors, including all the risks discussed in "Item 3-Key Information-Risk Factors" and elsewhere in this annual report.

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

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS      1
ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE                    1
ITEM 3.           KEY INFORMATION                                            2
ITEM 4.           INFORMATION ON THE COMPANY                                 22
ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS               32
ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                 43
ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS          56
ITEM 8.           FINANCIAL INFORMATION                                      59
ITEM 9.           THE OFFER AND LISTING                                      60
ITEM 10.          ADDITIONAL INFORMATION                                     62
ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 83
ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES     84

                                    PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES            85
ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                    AND USE OF PROCEEDS                                      85
ITEM 15.          [RESERVED]                                                 85
ITEM 16.          [RESERVED]                                                 85

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS                                       86
ITEM 18.          FINANCIAL STATEMENTS                                       86
ITEM 19.          EXHIBITS                                                   87

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

                                                           Year Ended December 31,
                                         1997         1998         1999         2000         2001
                                               (In thousands, except share and per share data)
Statement of Operations Data:
Revenues                                  $5,904       $9,159      $11,708      $23,302      $14,049
Cost of revenues:
  Costs and expenses                       3,867        5,040        5,878        9,794        6,086
  Royalties to the
  Government of Israel                        45          143          209          469          364
Total cost of revenues                     3,912        5,183        6,087       10,263        6,450
Gross profit                               1,992        3,976        5,621       13,039        7,599
Operating expenses:
  Gross research and development           2,823        3,839        6,065       12,592       17,060
  Royalty bearing grant                      879        1,301        1,965        3,381        3,457
  Research and development, net            1,944        2,538        4,100        9,211       13,603
  Sales and marketing, net                 1,150        1,510        2,026        3,665        5,465
  General and administrative                 696          798        1,138        3,042        3,526
  Non-cash compensation                       93          182          382          791          745
Total operating expenses                   3,883        5,028        7,646       16,709       23,339
Operating loss                           (1,891)      (1,052)      (2,025)      (3,670)     (15,740)
Financial income (expenses), net:
  Interest income (expenses), net             29         (63)          145        5,986        4,629
  Non-cash charge for warrants                 -            -      (1,400)            -            -
  Total financial income
    (expenses), net                           29         (63)      (1,255)        5,986        4,629
Net (loss) profit                       $(1,862)      (1,115)      (3,280)        2,316     (11,111)
Earnings (loss) per share:
   Basic                                  (0.16)       (0.09)       (0.27)         0.13       (0.61)
   Diluted                                (0.16)       (0.09)       (0.27)         0.11       (0.61)
Shares used in computing
   earnings (loss)
   per ordinary share:
   Basic                              11,627,190   12,010,745   12,309,339   18,269,556   18,260,798
   Diluted                            11,627,190   12,010,745   12,309,339   20,773,382   18,260,798




Consolidated Balance Sheet Data:

                                             As of December 31,
                                  1997     1998     1999     2000    2001
                                           (In thousands)

Cash and cash equivalents        1,773    1,013    4,281    8,851    15,946
Short-term investments             -        -     42,816   86,268    64,967
Long-term investments              -        -      2,952   15,344     9,172
Working capital                  2,324    1,396   46,971   97,324    82,430
Total assets                     5,212    5,455   55,850  125,266   104,733

Short-term bank credits
   and loans                       -        500     -        -         -
Shareholders equity              3,282    2,351   50,991  117,632    98,497


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

     o The amount of our expenses which are fixed, rather than varying with our revenues, providing us with limited ability to attain earnings immediately if revenue levels in any given quarter decline.

     o A delay in the receipt of revenue arising from postponement of orders by customers or, shipping delays of existing orders and delivery of products, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were, as a result, negatively impacted.

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

     o announcements by us or by securities analysts of changes in financial estimates; or

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

     In taxable year 2001, our assets which produce passive income exceeded levels specified in the U.S. Internal Revenue Code ("IRC"), which resulted in characterizing Metalink Ltd. as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2001. This characterization could result in adverse U.S. tax consequences to our shareholders. In addition, we may be characterized, as a PFIC for additional taxable years if our passive income, or our assets which produce passive income, exceed the levels set out in the IRC. U.S. shareholders are encouraged to consult with their own U.S. advisors with respect to the U.S. tax consequences of investing in our ordinary shares. See "Item 10-Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Considerations"


     The tragic terrorist attacks in the United States and worldwide have affected the global economy and could have a material adverse effect on our results of operations.

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

     The following is a table of our proprietary  chips which form the chip sets
offered    by   us   to    our    customers:


 Chips                      Function                              Sampling Date      Maximum Transmission Rates(Mbps)

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

MtH 2470 Dual     Advanced, low-power integrated dual                  3Q99                      2.320
                  DSP and dual framer

MtS 870           Octal SHDSL transceiver/framer                       4Q00                      4.640
MtS 170           Single SHDSL transceiver frame                       1Q01                      4.640
MtS 140           Single SHDSL AFE                                     4Q00                      4.640
MtS 142           Single SHDSL/HDSL2/HDSL4 AFE with integrated         2Q01                      4.640
                  line-driver

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
MtV 9171          VDSL transceiver/framer for 4-band applications      4Q01                        52
MtV 9141          VDSL AFE for 2,3 and 4-band applications             4Q01                        52



     The following table enumerates our product applications:


Chip Set Applications                      Products                            Configuration


2-pair E1/T1 HDSL                          MtH 1242      Each chip set consists of two AFE chips, two DSP chips and one framer chip.
                                           MtH 2441
                                           MtH 2445
                                           MtH 2410BL
                                           MtH 2411
                                           MtH 2430

Integrated 2-pair El/T1 HDSL               MtH 2443
                                           MtH 2470     Each chip set consists of two AFE chips and one integrated DSP/framer chip.

1-pair El HDSL                             MtH 2441
                                           MtH 2410AL
                                           MtH 2410BL
                                           MtH 2411
                                           MtH 2430     Each chip set consists of one AFE chip, one DSP chip and one framer chip.

Dual Channel 1-pair El HDSL                MtH 2443     Each chip set consists of two AFE chips and one integrated DSP/framer chip.
                                           MtH 2470

3-pair El HDSL                             MtH 1242     Each chip set consists of three AFE chips, three DSP chips and
                                           MtH l2l0BL   one framer chip.
                                           MtH 2430

Octal G.shdsl CO application               MtS870       Each chip set consists of one octal DSP / framer and eight AFE chips.
                                           MtS140
                                           MtS142

G.shdsl CPE application                    MtS170       Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtS140
                                           MtS142

Single pair T1 HDSL2 and E1 G.SHDSL        MtS170       Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtS140
                                           MtS142

Two pair T1 HDSL4 and E1 G.SHDSL           MtS170       Each chip-set consist of a two DSP / framer chips and two AFE chips.
                                           MtS140
                                           MtS142

CO dual three band VDSL application        MtV9370      Each chip-set consist of a DSP/ framer chip and two AFE chips.
                                           MtV9141

CO and CPE  four band VDSL application     MtV9171      Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtV9141

CPE two-band VDSL application              MtV9170      Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtV9141


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

     The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                       Year ended December 31,
                             1999                2000                2001
                                            (in thousands)


Revenues:
Israel                     $ 4,859             $ 8,227             $ 3,070
Switzerland                  1,853               6,356               5,329
Canada                       1,681               6,053               2,989
Spain                          671                 630                 939
United States                1,864                 569                 680
Germany                         35                 493                 170
Other foreign countries
      (mainly European)        745                 974                 872

                          $ 11,708            $ 23,302            $ 14,049



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

     The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, encourages research and development projects which result in products for export. Since 1994, we received grants from the Office of the Chief Scientist for the development of our products. See "Item 5-Operating and Financial Review and Prospects-Operating Results-Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing, products.


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

     In addition, our NML technology is protected by two patents in Israel and three patents in the United States. One of the two Israeli patents was issued in favor of us following a settlement agreement we entered into with an opposing company. Most of our chip-sets design is based on the NML technology. We have filed two additional patent applications in the United States and Israel. These applications may not result in any patent or patents being issued and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.


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


C. Organizational Structure

     See "Item 5-Operating and Financial Review and Prospects-Over View"


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

     The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations. The data is as follows:


                                                 Year Ended December 31,
                                           1999           2000           2001

Revenues                                   100%           100%           100%
Cost of revenues:
   Costs and expenses                        50             42             43
   Royalties to the Government of Israel      2              2              3
Total Cost of revenues                       52             44             46
Gross profit                                 48             56             54
Operating expenses:
   Gross research and development            52             54            121
   Royalty bearing grant                     17             14             24
   Research and development, net             35             40             97
   Sales and marketing, net                  17             16             39
   General and administrative                10             13             25
   Non-cash compensation                      3              3              5
Total operating expenses                     65             72            166
Operating loss                             (17)           (16)          (112)
Financial income (expenses), net:
   Non-cash charge for warrants            (12)              -              -
   Interest income, net                       1             26             33
   Total financial income (expenses), net  (11)             26             33
Net Income (loss)                         (28)%            10%          (79)%




Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

     Revenues. Revenues in 2001 were $14 million, a decrease of $9.3 million compared with revenues of $23.3 million in 2000. The decrease in revenues reflects general economic conditions and increased weakness in the telecommunication market in North America and Europe, and the fact that customers have reduced orders while diminishing inventories previously purchased.

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

     Gross Research and Development Expenses. Gross research and development expenses were $17 million in 2001, an increase of $4.4 million compared with gross research and development expenses of $12.6 million in 2000. This increase is primarily attributable to enhancement of our research and development focusing in our SHDSL and VDSL products, including increase in personnel (increased expenses of $3.1 million). Inclusive of stock based compensation charges, Gross research and development expenses were $17.2 million in 2001, an increase of $4.4 million compared with gross research and development expenses of $12.8 million in 2000. Gross research and development as a percentage of revenues increased to 121% in 2001 from 54% in 2000 primarily attributable to the decrease in revenues volume, and also the increase in gross research and development expenses mentioned above. Inclusive stock based compensation charges, Gross research and development as a percentage of revenues increased to 123% in 2001 from 55% in 2000. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

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

     Sales and Marketing. Sales and marketing expenses were $5.5 million in 2001, an increase of $1.8 million compared with sales and marketing expenses of $3.7 million in 2000. This increase is primarily attributable to enhancement of sales channels in North America and the resulting increase in personnel (increased expenses of $1.1 million), travel expenses and promotional activities. Sales and marketing expenses, as a percentage of revenues, were 39% in 2001 compared to 16% in 2000 primarily attributable to the decrease in revenues volume.

     General and Administrative. General and administrative expenses were $3.5 million in 2001, an increase of $500,000 compared with general and administrative expenses of $3 million in 2000. This increase is primarily attributable to one time provision of $315,000 for litigation. See "Item 8 -Legal Proceedings". Inclusive stock based compensation charges, General and administrative expenses were $3.9 million in 2001, an increase of $600,000 compared with general and administrative expenses of $3.3 million in 2000. General and administrative expenses as a percentage of revenues increased to 25% in 2001 from 13% in 2000 primarily attributable to the decrease in revenues volume, and increase of general and administrative expenses mentioned above. Inclusive stock based compensation charges, General and administrative expenses as a percentage of revenues increased to 27% in 2001 from 14% in 2000.

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

     Financial Income (Expenses), Net. Financial income, net was $4.6 million in 2001, a decrease of $1.4 million compared with financial expenses, net of $6 million in 2000. This change is primarily attributable to general decline in interest rates and changes in our investment mix in order to avoid Investment Company Act constrains.


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

     Sales and Marketing. Sales and marketing expenses, which consist of gross sales and marketing expenses, were $3.7 million in 2000, an increase of $1.7 million compared with sales and marketing expenses of $2 million (after reduction of grants from the Israeli Government's Fund for Encouragement of Marketing Activities) in 1999. This increase is primarily attributable to the establishment of new distribution and sales channels in North America resulting in an expense of $1,780,000 in 2000 compared with an expense of $687,000 in 1999. Inclusive of stock based compensation charges, sales and marketing expenses, which consist of gross sales and marketing expenses, were $3.9 million in 2000, an increase of $1.9 million compared with sales and marketing expenses of $2 million (after reduction of grants from the Israeli Government's Fund for Encouragement of Marketing Activities) in 1999. Sales and marketing expenses, as a percentage of revenues, were 16% in 2000 compared to 17% in 1999. Inclusive of stock based compensation charges, sales and marketing expenses, as a percentage of revenues, were 17% in 2000 as well as in 1999.

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


Corporate Tax Rate

     Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income. In December 2000, our facility received an approval for extension of the "approved enterprise" status, in the form of an additional capital investment. The source of funding for the extension of the "approved enterprise" was the initial and the secondary public offering offered on December 1999 and March 2000. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facility. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise is tax-exempt for a period of two years commencing in the first year in which there is taxable income and will be subject for the subsequent period of five or eight years to a reduced company tax of up to 25% (the rate and period of benefits will depend upon the percentage of non-Israeli holders of our ordinary shares). The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income. As a result of the foregoing, and of our accumulated tax loss carryforwards (which totaled approximately $25.7 million at December 31, 2001), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel in 2002. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $2.9 million available at December 31, 2001 for federal and state income tax purposes. These carry-forwards will offset future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.


Government Grants

     We conduct a substantial part of our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided grants for research and development efforts of approximately $1.3 million for the year ended December 31, 1998 (34% of total research and development expenses), $2 million for the year ended December 31, 1999 (32% of total research and development expenses), $3.4 million for the year December 31, 2000 (27% of total research and development expenses), and $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses). Under Israeli law, royalties on the revenues derived from products and services developed using such grants are payable to the Israeli Government. Currently, we pay royalties at the rate of 4%-4.5% of revenues. The maximum aggregate royalties payable cannot exceed 100%-300% of the dollar-linked value of the total grants received depending on different factors as described below (We currently pay 100%-120%). Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits.

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

     Net cash used in operating activities was $7,874,000 for the year ended December 31, 2001. Net cash used in operating activities during 2001 was primarily due to net loss and offset by depreciation and amortization, amortization of deferred stock compensation and decrease in working capital. The decrease in working capital resulting from decrease in trade account receivables is primarily attributablee to the decrease in revenue; and decrease in other receivables and prepaid expenses that is primarily attributable to decrease in grants to receive from the Government of Israel. The corresponding decrease in trade accounts payables primarily attributable to decreases in inventory purchasing; and the increase in inventories primarily attributable to an increase in finished products were not sufficient to off set completely the decrease in working capital. Net cash provided by operating activities was $2,245,000 for the year ended December 31, 2000. Net cash used in operating activities was $509,000 in 1999.

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A.       Directors and Senior Management

     The following table lists our current directors and executive officers:


Name                      Age                             Position

Tvzi Shukhman              41       Chairman of the Board of Directors and Chief Executive Officer
J. Francois Crepin         55       President, Member of the Office of the CEO and Director
Ofer Lavie                 57       Chief Financial Officer
Hudi Zack                  36       Chief Operating Officer
Ronen Avron                45       Vice President, International Sales
Danny Gur                  44       Vice President, Business Development
Daniel Manor               32       Vice President, Marketing
Aviva Gatt                 48       Vice President of Human Resources
Uzi Rozenberg              42       Director
Efi Shenhar                46       Director
Sarit Weiss-Firon          36       Director
Joe Markee                 49       Director
Syrus Madavi               52       Director
Meir Bar-El                58       Director


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

     Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, whether the company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. On April 2001, we appointed Mr. Jonathan Glazer as our internal auditor. See "-Committees" for information relating to our audit committee.


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


Name                     Number of Ordinary Shares     Percentage of Outstanding     Number of Options
                           Beneficially Owned(1)           Ordinary Shares(2)

Tzvi Shukhman                   4,776,424                       26.1%                        -
Uzi Rozenberg                   3,986,095                       21.8%                        -
Danny Gur(3)                        -                             -                       100,829
Efi Shenhar(4)                      *                             *                        36,095
Erez Kleinman(5)                    *                             *                        63,000
J. Francois Crepin(6)               *                             *                       399,500
Danny Manor (7)                     *                             *                        79,000
Ofer Lavie(8)                       -                             -                       194,500
Hudi Zack(9)                        -                             -                       226,550
Syrus Madavi (10)                   -                             -                        40,000
Aviva Gatt(11)                      -                             -                        66,000
Joe Markee(12)                      -                             -                        40,000
Ronen Avron(13)                     -                             -                        60,000
Sarit Weiss-Firon                   -                             -                           -
Zohar Gilon(14)                     -                             -                           -
Alan Litchfield(15)                 -                             -                           -
Meir Bar-El                         -                             -                           -
All directors and
executive officers as
a group (16 persons)           8,794,798                       48.00%                   1,305,474


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


Name                   Number of Ordinary Shares       Percentage of Outstanding
                         Beneficially Owned(1)            Ordinary Shares (2)

Tzvi Shukhman(3)               4,776,424                         26.1%
Uzi Rozenberg(3)               3,986,095                         21.8%



     Although the shares they own do not possess voting rights different from those of other shares, due to the size of their shareholdings Messrs. Tzvi Shukhman and Uzi Rozenberg will control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. Messrs. Shukhman and Rozenberg are also parties to a voting agreement, pursuant to which they will act in concert with respect to the nomination and election of directors. See " 3/4 Related Party Transactions".

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

B.       Related Party Transactions


Private Placements

     In November 1999, we entered into agreements to borrow $2.0 million from ECI, one of our largest customers, $1.0 million from RAD Data Communications, our customer and an affiliate of Mr. Zisapel (who held, directly and indirectly, 4.2% of the Company's shares), and $500,000 from Tut Systems, our customer. These loans were repaid in December 1999. In connection with the loans, we granted ECI a warrant to purchase 80,000 of our ordinary shares, RAD Data Communications a warrant to purchase 40,000 of our ordinary shares and Tut Systems a warrant to purchase 20,000 of our ordinary shares. In addition, pursuant to preemptive rights of a former employee, we issued an additional warrant to purchase 280 of our ordinary shares. These warrants are exercisable at an exercise price per share equal to the nominal value of our ordinary shares, NIS 0.10. The warrants expire four years after the date of grant. The warrants holders were also granted registration rights with respect to the ordinary shares issuable upon exercise of the warrants. We recognized a one-time, non-cash charge of approximately $1.4 million for the fair value of the warrants on the date of grant immediately upon repayment of the loans in December 1999. Warrants for 106,000 ordinary shares were exercised after the completion of our initial public offering.


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


Employment Agreements

     We have  entered  into  employment  agreements  with each of our  executive
officers,   other  than  our  chief   executive   officer.   See  "Item  6-Board
Practices-Management  Employment Agreements."


Indemnification Agreements

     We have entered into indemnification agreements with each of our executive officers and directors. See "Item 6 - Directors, Senior Management and Employees
- Board Practices-Exculption, Insurance and Indemnification of Directors and Officers."


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


Legal Proceedings

     On July 9, 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court stating that we are obligated to issue to him ordinary shares and to pay on his behalf any taxes relating to such issuance. In addition, this former employee is stating that we are obligated to pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses. The former employee is also demanding that we would release his manager insurance and continuing education fund. We have filed a counterclaim against this former employee. In November 2000 we started mediation proceedings. In March 2001, pursuant to previous agreements with the former employee, the Tel Aviv District Labor Court ordered that certain of the disputes between the parties, which were not settled, be referred to arbitration, to be conducted in two stages. According to the court's order, and based on agreements between the parties, we issued 75,765 ordinary shares (which are held in trust) in favor of the former employee in March 2001. The Company had previously granted this employee options to purchase said shares. In addition, in January 2002, the Company paid the former employee $15,797 in payment of statutory severance pay and reimbursement of travel expenses.

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

ITEM 9.           THE OFFER AND LISTING


A.       Offer and Listing Details

     The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq National Market for the periods indicated:

                                                 High       Low


                   1999

Fourth Quarter (commencing December 2)         $ 23.81    $ 19.19


                   2000

First Quarter                                  $ 72.00    $ 16.50
Second Quarter                                 $ 38.75    $ 15.75
Third Quarter                                  $ 34.00    $ 18.00
Fourth Quarter                                 $ 18.50    $  9.25

                   2001
First Quarter                                  $ 17.38    $  7.31
Second Quarter                                 $ 10.00    $  6.19
Third Quarter                                  $  6.97    $  2.25

Fourth Quarter                                 $  5.95    $  2.04
         October                               $  2.51    $  2.04
         November                              $  4.72    $  2.24
         December                              $  5.95    $  4.25

                   2002
First Quarter                                  $  6.5     $  4.15
         January                               $  6.5     $  4.70
         February                              $  5.16    $  4.15
         March                                 $  5.1     $  4.20

Second Quarter (to May 31)                     $  4.48    $  3.00
April                                          $  4.48    $  3.40
May                                            $  3.54    $  3.00




     The following table sets forth the high and low closing price for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the relevant date, as published by the Bank of Israel.


                                                   High                       Low

                                               $        NIS              $        NIS

               2000

Fourth Quarter (commencing December 3)       14.17     58.00            9.51     38.54

               2001

First Quarter                                17.54     72.70            7.47     31.48
Second Quarter                                9.86     41.20            5.99     25.02
Third Quarter                                 7.53     31.45            2.23      9.75

Fourth Quarter                                5.91     24.98            2.1       9.16
         October                              2.42     10.41            2.1       9.16
         November                             4.04     17.14            2.27      9.71
         December                             5.91     24.98            4.31     18.26

               2002

First Quarter                                 6.33     28.59            4.00     18.91
         January                              6.33     28.59            4.75     21.85
         February                             5.1      23.89            4.00     18.91
         March                                5.05     23.57            4.17     19.50

Second Quarter (to May 31)                    4.23     20.22            3.01     14.66
         April                                4.23     20.22            3.62     17.67
         May                                  3.53     17.25            3.01     14.66



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

     Each person listed in the table under "Item 6-Directors, Senior Management and Employees-Directors and Senior Management" is an office holder.

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

     For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7-Major Shareholders and Related Party Transactions-Related Party Transactions."


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


C.       Material Contracts

     For a summary of our material contracts, see "Item 7-Major Shareholders and Related Party Transactions-Related Party Transactions" and "Item 4 - Information on the Company - Property, Plants and Equipment."


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


E.       Taxation


Israeli Tax Considerations and Government Programs

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and United States tax consequences to purchasers of our ordinary shares and certain Israeli Government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice.


     Holders of our ordinary shares should consultare encouraged to consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

     General Corporate Tax Structure

     Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

     Tax Benefits Under the Law for the  Encouragement  of Capital  Investments,
1959

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

     A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares). The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. See "-United States Federal Income Tax Considerations-Taxation of Dividends Paid On Ordinary Shares" and Note 9 to the Consolidated Financial Statements.

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

     Grants under the Law for the Encouragement of Industrial Research and Development, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet certain criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in return for the payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 3.5% or in some cases, such as ours, ranging from 4% to 4.5%, on revenues from products developed using such grants until 100-150% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for payment. See "Item 5-Operating and Financial Review and Prospects" and Note 7 to the Consolidated Financial Statements.

     The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90% the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel, however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted in certain circumstances only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted. See "Item 5-Operating and Financial Review and Prospects-Operating Results-Government Grants".

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

     This summary is not comprehensive description of all of the tax considerations that may be relevant to each individual investor's decision to purchase, sell, or hold ordinary shares. We recommend that owners of our ordinary shares consult their own tax advisers with respect to the U.S. federal, state and local tax consequences, as well as to non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares applicable to their particular tax situations.

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

     This discussion does not address any aspect of United States federal gift or estate tax, or state, or local tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold our ordinary shares through a partnership or other pass-through entity. Material aspects of United States federal income tax relevant to a beneficial owner other than a U.S. Holder, or a Non-U.S. Holder, are also discussed below. The Company recommends that each investor consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

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

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2001 and December 31, 2000, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Item 3-Key Information-Risk Factors-Risks Relating to our location in Israel."


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

     The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:


                                   Short-Term
                          (U.S. dollars in thousands)

Marketable debt securities                        Maturity date at year 2002

U.S. dollar debt securities and certificates              61,063
of deposit with fixed interest rate

Weighted Average Interest Rate                              3.8%

U.S. dollar debt securities with floating                  3,904
interest rate

Weighted Average Interest Rate                              2.2%



                                   Long-Term
                          (U.S. dollars in thousands)

Marketable debt securities                        Maturity date at year 2003

U.S. dollar debt securities with                          9,172
fixed interest rate

Weighted average interest rate                             3.6%


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

4.3*           International Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's
               Registration Statement on Form F-1 (No.333-11118) filed with the Securities and Exchange Commission on
               November 10, 1999).

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

4.6*           Unprotected Lease Agreement, dated June 6, 2000, between Yakum Development Ltd. and the Registrant (English summary accompanied by Hebrew original)(incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report on
               Form 20-F for the fiscal year ended December 31, 1999).

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

4.10           Form of Executive Employment Agreement.

8*             List of Subsidiaries (incorporated herein by reference to Exhibit 2.1 to the Registrant's Registration Statement on
               Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

-----------------
* Incorporated by reference.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf. METALINK LTD.
By:_______________
         Name:  Ofer Lavie
         Title:    Chief Financial Officer
Date:  June 24, 2002

                                 METALINK LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2001





                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page

Report of Independent Auditors                                               2

Consolidated balance sheets as of December 31, 2001 and 2000                 3

Consolidated Statements of Operations for the years ended                    4
  December 31, 2001, 2000 and 1999

Statements of Changes in Shareholders' Equity for the years                 5-6
  ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended                   7-8
  December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements                                 9-24



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


Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
January 24, 2002

                                                   METALINK LTD.

                                           CONSOLIDATED BALANCE SHEETS



                                                                              December 31,
                                                                        2001               2000
                                                                             (in thousands)


ASSETS
Current assets
 Cash and cash equivalents                                           $ 15,946            $ 8,851
 Short-term investments (Note 3)                                       64,967             86,268
 Trade accounts receivable                                              1,966              3,782
 Other receivables (Note 10)                                              796              2,397
 Prepaid expenses                                                         706                665
 Inventories (Note 4)                                                   2,806              2,013
   Total current assets                                                87,187            103,976

Long-term investments (Note 3)                                          9,172             15,344

Severance pay fund (Note 6)                                               827                546

Property and equipment (Note 5)
 Cost                                                                  11,995              7,911
 Less - Accumulated depreciation and amortization                       4,448              2,511
                                                                        7,547              5,400

     Total assets                                                   $ 104,733          $ 125,266


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Trade accounts payable                                               $ 1,473            $ 3,631
 Other payables and accrued expenses (Note 10)                          3,284              3,021
     Total current liabilities                                          4,757              6,652

Accrued severance pay (Note 6)                                          1,479                982

Shareholders' equity (Note 8)
 Ordinary shares NIS 0.1 par value
  (Authorized - 50,000,000 shares, issued and
  outstanding - 19,194,988 and 18,832,024
  shares as of December 31, 2001 and 2000,
  respectively)                                                           580                574

 Additional paid-in capital                                           127,029            125,942
 Deferred stock-based compensation                                    (1,650)            (2,026)
 Accumulated deficit                                                 (17,577)            (6,466)
                                                                      108,382            118,024
 Treasury stock, at cost; 898,500 and 40,000 shares as of
  December 31, 2001 and 2000, respectively                            (9,885)              (392)

                                                                       98,497            117,632

     Total liabilities and shareholders' equity                     $ 104,733          $ 125,266


The accompanying notes are an integral part of the financial statements.



                                                   METALINK LTD.

                                       CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                              Year ended December 31,
                                                                                       2001             2000            1999
                                                                                 (in thousands, except share and per share data)



Revenues (Note 11)                                                                  $ 14,049         $ 23,302        $ 11,708
Cost of revenues (Note 11):
 Costs and expenses (excluding non-cash
  compensation of $53, $58 and $49, respectively)                                      6,086            9,794           5,878
 Royalties to the Government of Israel                                                   364              469             209

     Total cost of revenues                                                            6,450           10,263           6,087

 Gross profit                                                                          7,599           13,039           5,621

Operating expenses:
 Gross research and development (excluding non-cash
  compensation of $188, $242 and $146, respectively)                                  17,060           12,592           6,065
 Less - Royalty bearing grants                                                         3,457            3,381           1,965
 Research and development, net                                                        13,603            9,211           4,100
 Selling and marketing (excluding non-cash
  compensation of $172, $205 and $17, respectively)                                    5,465            3,665           2,026
 General and administrative (excluding non-cash
  compensation of $332, $286 and $170, respectively)                                   3,526            3,042           1,138
 Non-cash compensation                                                                   745              791             382
     Total operating expenses                                                         23,339           16,709           7,646

 Operating loss                                                                     (15,740)          (3,670)         (2,025)

Financial income (expenses), net:
 Interest income                                                                       4,629            5,986             145
 Non-cash charge for warrants                                                              -                -         (1,400)
  Total financial income (expenses), net       4,629    5,986   (1,255)

 Net income (loss)                                                                $ (11,111)          $ 2,316       $ (3,280)

Earnings (loss) per ordinary share:
 Basic                                                                              $ (0.61)           $ 0.13        $ (0.27)
 Diluted                                                                            $ (0.61)           $ 0.11        $ (0.27)

Shares used in computing earnings (loss) per ordinary share:
 Basic                                                                            18,260,798       18,269,556      12,309,339
 Diluted                                                                          18,260,798       20,773,382      12,309,339


The accompanying notes are an integral part of the financial statements.



                                                   METALINK LTD.

                                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                          Receipts on
                        Number of    Number of  Share      account     Additional  Deferred      Treasury   Accum-        Total
                       outstanding   treasury   Capital    of share     paid-in    Stock-based   Stock      ulated
                         Shares      shares                capital      capital    compensation  (at cost)  deficit

                                                                (in thousands, except  share data)


Balance at
January 1, 1999       12,010,745           -   $     2    $     2     $  7,934       $  (85)      $    -   $ (5,502)    $ 2,351

Changes during 1999:
Issuance of shares in
 initial public
 offering, net of
 issuance costs        4,600,000           -       109          -       49,729             -           -          -      49,838
Exercise of employees
 options                 181,655           -         4        (2)          298             -           -          -         300
Issuance of share
 dividend                      -           -       408          -        (408)             -           -          -           -
Deferred stock-based
 compensation related
 to stock option grants
 to employees                  -           -         -          -        2,609       (2,609)           -          -           -
Warrants granted in
 connection with
 short-term loans              -           -         -          -        1,400             -           -          -       1,400
Amortization of
 deferred stock-based
 compensation                  -           -         -          -            -           382           -          -         382
Loss for the year              -           -         -          -            -             -           -    (3,280)     (3,280)
Balance at
  December 31, 1999   16,792,400           -       523          -       61,562       (2,312)           -    (8,782)      50,991


Changes during 2000:
Issuance of shares
 in public offering,
 net of issuance costs 1,500,000           -        37                  62,665            -            -         -       62,702
Purchase of treasury
 stock                         -    (40,000)         -          -            -            -        (392)         -        (392)
Exercise of options      539,624           -        14          -        1,210            -            -         -        1,224
Deferred stock-based
 compensation related
 to stock option grants
 to consultants and
 subcontractors                -           -         -          -          824        (824)            -         -            -
Cancellation of
 deferred stock-
 based comoensation
 due to resignation
 of employees                  -           -         -          -        (319)         319             -         -            -
Amortization of
 deferred stock-
 based compensation           -            -         -          -           -          791             -         -           791
Income for the year           -            -         -          -           -            -             -     2,316         2,316
Balance at
   December 31, 2000 18,832,024     (40,000)       574          -     125,942      (2,026)         (392)    (6,466)      117,632



                                                        METALINK LTD.

                                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (con't)

                                                          Receipts on
                        Number of    Number of  Share      account     Additional  Deferred      Treasury   Accum-        Total
                       outstanding   treasury   Capital    of share     paid-in    Stock-based   Stock      ulated
                         Shares      shares                capital      capital    compensation  (at cost)  deficit

                                                                (in thousands, except  share data)


Balance at
   January 1, 2000    18,832,024   (40,000)       574         -        125,942      (2,026)       (392)    (6,466)       117,632

Changes during 2001:
Purchase of treasury
 stock                         -  (858,500)         -         -              -            -     (9,493)          -        (9,493)
Exercise of employee
 options and shares      362,964          -         6         -            718            -           -          -            724
Deferred stock-based
 compensation related
 to stock option
 grants to consultants         -          -         -         -            428        (428)           -          -              -
Cancellation of deferred
 stock-based compensation
 due to  resignation of
 employees                     -          -         -         -           (59)           59           -          -              -
Amortization of
 deferred stock-based
 compensation                  -                    -         -             -           745           -          -            745
Loss for the year              -          -         -         -             -             -           -   (11,111)       (11,111)
Balance at
   December 31, 2001  19,194,988  (898,500)     $ 580      $  -     $ 127,029     $ (1,650)   $ (9,885)   $ (17,577)     $ 98,497


The accompanying notes are an integral part of the financial statements.





                                                   METALINK LTD.

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year ended December 31,
                                                                                    2001            2000            1999
                                                                                              (in thousands)



Cash flows from operating activities:
Net income (loss)                                                              $ (11,111)         $ 2,316        $ (3,280)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities (Appendix A)                                       4,092           (327)            2,771
Net cash provided by (used in) operating activities                               (7,019)           1,989            (509)

Cash flows from investing activities:
Purchase of marketable debt securities and certificates of deposits             (262,189)       (300,558)         (45,163)
Proceeds from maturity and sales of marketable debt securities and
  certificates of deposits                                                        289,156         244,970                -
Purchase of property and equipment                                                (4,084)         (5,373)            (698)
Proceeds from disposal of property and equipment                                        -               8                -
Net cash provided by (used in) investing activities                                22,883        (60,953)         (45,861)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of options, net                         724          63,926           50,138
Purchase of treasury stock                                                        (9,493)           (392)
Short-term bank credit and loans                                                        -               -            (500)
Net cash provided by (used in) financing activities                               (8,769)          63,534           49,638

Increase in cash and cash equivalents                                               7,095           4,570            3,268
Cash and cash equivalents at beginning of year                                      8,851           4,281            1,013
Cash and cash equivalents at end of year                                         $ 15,946         $ 8,851          $ 4,281

Supplemental disclosure of cash flow information:
Cash paid during the year for interest                                                $ 3             $ 2             $ 43


The accompanying notes are an integral part of the financial statements.



                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                           Year ended December 31,
                                                                                    2001           2000             1999
         (in thousands)

Appendix A

Adjustments to reconcile net income (loss) to net cash provided by (used in)operating activities:

Depreciation and amortization                                                     $ 1,937        $ 1,208            $ 492
Amortization of marketable debt securities and deposit
premium and accretion of discount                                                     190          (256)                -
Increase in accrued severance pay, net                                                216            171               93
Amortization of deferred stock-based compensation                                     745            791              382
Charge for warrants granted in connection with short-term  loans                        -              -            1,400
Capital loss                                                                            -             90                -


Changes in assets and liabilities:

Decrease (increase) in assets:
 Trade accounts receivable                                                           1,816        (1,293)            (393)
 Other receivables and prepaid expenses                                              1,876        (2,300)            (842)
 Inventories                                                                         (793)        (1,187)            (389)
Increase (decrease) in liabilities:
 Trade accounts payable                                                            (2,158)          2,143              243
 Other payables and accrued expenses                                                   263            306            1,785
                                                                                   $ 4,092        $ (327)          $ 2,771


The accompanying notes are an integral part of the financial statements.


NOTE 1 - GENERAL

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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




NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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


NOTE 3 - INVESTMENT IN MARKETABLE DEBT SECURITIES AND DEPOSITS

     A. Short-term investments

     Comprised as follows:

                                                                  December 31,
                                                               2001        2000
                                                                (in thousands)

Certificates of deposit                                      $ 35,252   $      -
Marketable debt securities:                                    29,715     86,268
Corporate bonds                                              $ 64,967   $ 86,268


     The market value of the Short-term investments as of December 31, 2001 and 2000 is $65,140 and $86,603 respectively.

     B. Long-term investments

     Comprised as follows:

                                                                  December 31,
                                                               2001        2000
                                                                (in thousands)

Certificates of deposit                                     $    414    $      -
Marketable debt securities:                                    8,758      15,344
Corporate bonds                                             $  9,172    $ 15,344


     The market value of the Long-term investments as of December 31, 2001 and 2000 is $9,181 and $15,480 respectively.

     The long term investments held by the company as of December 31, 2001 will mature in 2003.


NOTE 4 - INVENTORIES

     Comprised as follows:

                                                                  December 31,
                                                               2001        2000
                                                                (in thousands)

Raw materials and components                                $    538    $    417
Work-in-process                                                  142         173
Finished products                                              2,126       1,423
                                                            $  2,806    $  2,013



NOTE 5 - PROPERTY AND EQUIPMENT

     Comprised as follows:

                                                                  December 31,
                                                               2001        2000
                                                                (in thousands)

Cost:

     Computers and manufacturing equipment                  $ 10,622    $  6,820
     Furniture and fixtures                                      531         508
     Leasehold improvements                                      842         583
                                                            $ 11,995    $  7,911

Accumulated depreciation and amortization:

     Computers and manufacturing equipment                  $  4,259    $  2,442
     Furniture and fixtures                                       86          48
     Leasehold improvements                                      103          21
                                                            $  4,448    $  2,511



NOTE 6 - ACCRUED SEVERANCE PAY, NET

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

     The severance pay expenses for the years ended December 31, 2001, 2000 and 1999 were $831,000, $567,000 and $307,000, respectively.

     The Company has no liability for pension expenses to its employees.


NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

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


NOTE 8 - SHARE CAPITAL

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


NOTE 8 - SHARE CAPITAL (Cont.)

     C. Stock Options (Cont.)

     A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the years then ended are as follows:


                                           December 31, 2001               December 31, 2000               December 31, 1999
                                         Shares     Weighted             Shares     Weighted             Shares     Weighted
                                                    average                         average                         average
                                                    exercise                        exercise                        exercise
                                                    price                           price                           price


Options outstanding at
beginning of year                      3,715,822    $ 7.59              3,058,172   $ 4.14              1,688,175   $ 2.09
Granted during year                      837,100      5.09              1,429,894    12.89              1,677,840     6.03
Forfeited during year                  (681,563)      9.46              (288,621)     6.57              (206,802)     3.28
Exercised during year                  (204,978)      1.72              (483,623)     2.06              (101,041)     2.97

Outstanding at end of year             3,666,381      7.00              3,715,822     7.59              3,058,172     4.14

Options exercisable at end
 of year                               1,654,630    $ 6.46              1,056,231   $ 3.35                850,286   $ 1.21

Weighted average fair value of
options granted during year           $     3.03                       $     7.10                      $     5.02


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



NOTE 8 - SHARE CAPITAL (Cont.)

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

     E. Fair Value Disclosures:

     Had compensation expenses for the Company's employee option plans been determined on the basis of the fair value at the grant dates, as prescribed in SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:


                                                    Year ended December 31,
                                               2001         2000         1999
                                                        (in thousands)

Net income (loss):
 As reported                              $ (11,111)     $  2,316    $ (3,280)
 Pro forma                                $ (15,406)     $    269    $ (4,004)
Basic net income (loss) per share:
 As reported                              $   (0.61)     $   0.13    $  (0.27)
 Pro forma                                $   (0.85)     $   0.01    $  (0.33)
Diluted net income (loss) per share:
 As reported                              $   (0.61)     $   0.11    $  (0.27)
 Pro forma                                $   (0.85)     $   0.01    $  (0.33)


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


NOTE 9 - TAXES ON INCOME

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


     B. Income (Losses) from Continuing Operations


                                                    Year ended December 31,
                                               2001         2000         1999
                                                        (in thousands)

Israeli company                           $  (9,262)     $  1,972    $ (2,617)
U.S. subsidiary                              (1,849)          344        (663)
                                          $ (11,111)     $  2,316    $ (3,280)




NOTE 9 - TAXES ON INCOME (Cont.)

     C. Theoretical Income Taxes

     The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:


                                                    Year ended December 31,
                                               2001         2000         1999
                                                        (in thousands)

Net income (loss) as reported in the
consolidated statement of operations      $ (11,111)     $  2,316   $  (3,280)

Theoretical tax on the above amount       $  (4,000)     $    834   $  (1,180)

Tax benefit arising from the approved
enterprise                                     2,871        (611)          811
Increase in valuation allowance                1,451           38          406
Permanent differences, net                     (322)        (261)         (37)
Effective income tax rate                $         -    $       -   $        -





     D. Deferred Taxes

     The main components of the Company's deferred tax assets are as follows:


                                                                 December 31,
                                                              2001         2000
                                                               (in thousands)

Deferred tax assets
Net operating loss carry forwards in Israel               $   1,287     $    485
Net operating loss carry forwards of non-Israeli subsidiary   1,027          408
Accrued vacation pay, severance pay and other                    76           46
Total gross deferred tax assets                               2,390          939
Less - Valuation allowance                                    2,390          939
Total deferred tax asset                                 $        -     $      -



NOTE 9 - TAXES ON INCOME (Cont.)

     D. Deferred Taxes (Cont.)

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


NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     A. Other Receivables


Comprised as follows:

                                                                 December 31,
                                                              2001         2000
                                                               (in thousands)

Research and development participation
from the Government of Israel                              $    160    $   1,619
Interest receivable on long-term investments                    283          313
Value added tax                                                   -          118
Income tax authorities                                          264          153
Advance to suppliers                                              -           75
Loans to employees                                               67           53
Others                                                           22           66
                                                          $     796    $   2,397




NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

     B. Other Payables and Accrued Expenses


Comprised as follows:

                                                                 December 31,
                                                              2001         2000
                                                               (in thousands)

Payroll and related amounts                               $   1,766    $   1,267
Accrued expenses                                              1,140        1,157
Royalties to the Government of Israel                           359          520
Others                                                           19           77
                                                          $   3,284    $   3,021



NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

     A. Geographic Information

     The following is a summary of revenues and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                                    Year ended December 31,
                                               2001         2000         1999
                                                        (in thousands)

Revenues:
Israel                                     $   3,070    $   8,227    $   4,859
Switzerland                                    5,329        6,356        1,853
Canada                                         2,989        6,053        1,681
Spain                                            939          630          671
United States                                    680          569        1,864
Germany                                          170          493           35
Other foreign countries
  (mainly European)                              872          974          745
                                           $  14,049    $  23,302    $  11,708
Long-lived assets:
Israel                                     $   6,330    $   3,874    $   1,113
United States                                  1,217        1,526          220
                                           $   7,547    $   5,400    $   1,333



NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

     B. Sales to Major Customers:

     The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year).


                                                    Year ended December 31,
                                               2001         2000         1999
                                                        (in thousands)

Customer A                                     35%           23%          15%
Customer B                                     (*)           10%          (*)
Customer C                                     19%           26%          33%
Customer D                                     (*)           22%          14%
Customer E                                     (*)           (*)          16%
Customer F                                     19%           (*)          (*)
(*) - Less than 10%.



     C. Cost of Revenues:


                                                    Year ended December 31,
                                               2001         2000         1999
                                                        (in thousands)

Materials and components                   $   5,650    $   9,519    $   5,591
Salaries, wages and
employee benefits                                522          718          240
Sub-contractors                                   27           84           58
Depreciation and amortization                    243          110           48
Other manufacturing costs                        316          432          188
                                               6,758       10,863        6,125
Decrease (increase) in finished
products and work-in-process                   (672)      (1,069)        (247)
                                               6,086        9,794        5,878
Royalties to the Government of Israel            364          469          209
                                           $   6,450    $  10,263    $   6,087



NOTE 12 - NON-CASH CHARGE FOR WARRANTS

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


NOTE 13 - RELATED PARTIES

Transactions with Related Parties

                                                    Year ended December 31,
                                               2001         2000         1999
                                                        (in thousands)

Sales                                      $       -    $   1,029    $     977
Subcontractors                                     -           36           85
Salaries                                         259          298          186
Purchase of materials                              -            9           51
Purchase of property and equipment                 -           54            3



     As of  December  31,  2001 and 2000  there  are no  balances  with  Related
Parties.