Form 20-F
period 2002-12-31
METALINK LTD
filed 2003-06-30
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F
        o REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                       OR

       x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002
                                       OR

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

            18,552,056 Ordinary Shares, NIS 0.1 par value per share

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

     "Multi-Mode DSL(TM)", "NML(TM)", "Olympus-DSL(TM)", "Turbo SDSL(TM)"and "VDSLPlus(TM)" are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

                               TABLE OF CONTENTS
                                                                            Page

                                     PART I
ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS       1
ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE                     1
ITEM 3.           KEY INFORMATION                                             2
ITEM 4.           INFORMATION ON THE COMPANY                                  20
ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS                31
ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                  43
ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS           56
ITEM 8.           FINANCIAL INFORMATION                                       58
ITEM 9.           THE OFFER AND LISTING                                       60
ITEM 10.          ADDITIONAL INFORMATION                                      64
ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK  81
ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES      82
                                    PART II
ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES             83
ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS                                         83
ITEM 15.          [RESERVED]                                                  83
ITEM 16.          [RESERVED]                                                  83
                                    PART III
ITEM 17.          FINANCIAL STATEMENTS                                        84
ITEM 18.          FINANCIAL STATEMENTS                                        84
ITEM 19.          EXHIBITS                                                    85

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.       Selected Financial Data

We have derived the following selected consolidated financial data presented below for each of the years ended December 31, 2002, 2001 and 2000 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data for the years ended as of December 31, 1999 and 1998 have been derived from audited financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements incorporated by reference to this annual report. Please see note 2 of our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                              Year Ended December 31,
                                 1998       1999       2000        2001        2002
                                 (In thousands, except share and per share data)
Statement of Operations Data:
Revenues                        $ 9,159   $ 11,708    $ 23,302     $ 14,049   $ 6,636
Cost of revenues:
 Costs and expenses               5,040      5,878       9,794        6,086     4,589
 Royalties to the Government
   of Israel                        143        209         469          364       144
Total cost of revenues            5,183      6,087      10,263        6,450     4,733
Gross profit                      3,976      5,621      13,039        7,599     1,903
Operating expenses:
  Gross research and
   development                    3,839      6,065      12,592       17,060    15,240
  Royalty bearing grant           1,301      1,965       3,381        3,457     3,213
  Research and development, net   2,538      4,100       9,211       13,603    12,027
  Sales and marketing, net        1,510      2,026       3,665        5,465     4,814
  General and administrative        798      1,138       3,042        3,526     2,884
  Non-cash compensation             182        382         791          745       799
Total operating expenses          5,028      7,646      16,709       23,339    20,524
Operating loss                   (1,052)    (2,025)     (3,670)     (15,740)  (18,621)
Financial income (expenses), net:
  Interest income (expenses), net   (63)       145       5,986        4,629     2,283
  Non-cash charge for warrants        -     (1,400)         -            -         -
  Total financial income
   (expenses), net                  (63)    (1,255)      5,986        4,629     2,283
Net (loss) profit               $(1,115)   $(3,280)    $ 2,316     $(11,111) $(16,338)
Earnings (loss) per share:
   Basic                      $   (0.09)   $ (0.27)    $  0.13     $  (0.61) $  (0.89)
   Diluted                    $   (0.09)   $ (0.27)    $  0.11     $  (0.61) $  (0.89)
Shares used in computing
  earnings (loss) per
  ordinary share:
    Basic                     12,010,745   12,309,339  18,269,556  18,260,798 18,407,190
    Diluted                   12,010,745   12,309,339  20,773,382  18,260,798 18,407,190



                                                       As of December 31,
                                1998         1999        2000         2001       2002
         (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents   $    1,013     $ 4,281   $  8,851      $ 15,946  $  9,158
Short-term investments              -       42,816     86,268        64,967    20,691
Long-term investments               -        2,952     15,344         9,172    46,197
Working capital                  1,396      46,971     97,324        82,430    32,719
Total assets                     5,455      55,850    125,266       104,733    89,706
Short-term bank
 credits and loans                 500          -          -             -         -
Shareholders equity              2,351      50,991    117,632        98,497    83,558


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

Telecommunications service providers and their customers are the principal end-users of substantially all of our products. During 2001 and 2002, the telecommunications industry in much of the world, including in our principal markets, has been experiencing an apparent slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. As a result, we experienced a significant decline in demand for our products in 2001 and 2002. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control. In addition, a market perception that these conditions could have an impact on our company may harm the trading prices of our shares, whether or not our business and results of operations are actually affected.

In the past six months we achieved significant design wins across Asia-Pacific including Korea, Japan, China and Taiwan. Should the SARS disease continue to spread in the Asia Pacific region, it might have a material adverse effect on our ability to gain substantial revenues from these design wins.

Our future financial performance will depend significantly on the successful marketing, market acceptance , and our ability to increase the revenues from our VDSL chip sets worldwide, and in the Asia pacific region, in particular. If for any reason our revenues from these chip sets decrease, or do not increase, our results of operations will be harmed. Thus, the spread of the SARS disease in the Asia Pacific region, and in particular in Korea, Japan, China and Taiwan, may have a materially adverse effect on our revenues.

We have a history of operating losses.

We have incurred significant operating losses since our inception, and we may not achieve operating profitability for the foreseeable future. We reported operating losses of approximately $3.7 million for the year ended December 31, 2000, $15.7 million for the year ended December 31, 2001, and $18.6 million for the year ended December 31, 2002. As of December 31, 2002, our accumulated deficit was approximately $33.9 million. We reported revenues of approximately $6.6 million for the year ended December 31, 2002. Despite the fact that we are making expenditures in anticipation of generating higher revenues, our revenues may not grow and may even continue to decline. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase as necessary or if our expenses increase at a greater pace than our revenues, we will not likely be able to achieve, sustain or increase profitability on a quarterly or annual basis. Our quarterly operating results are volatile. This may cause our share price to decline.

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

o Year-end customer ordering patterns have caused our revenues to be strongest in the first and second quarters of 2001 and 2002 and to be weaker in other quarters of the year. We can not assure you that these quarters will be the strongest ones in the future, as these facts may be also a result of other factors such as the apparent slowdown in the telecommunication industry during these years.

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

o Because only a small portion of our expenses varies with our revenues, if revenue levels for a quarter fall below our expectations, our earnings will decrease.

o A delay in the receipt of revenue arising from postponement of orders by customers or, shipping delays of existing orders, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were, as a result, negatively impacted.

o The mix of chip sets sold and the mix of sales channels through which they are sold.

o Changes in resource allocation by our customers due to their operating budget cycles.

o Deferrals of customer orders in anticipation of new applications or new chip sets introduced by us or by our competitors.

o Delays in delivery by the subcontractors who manufacture our chips.

o General economic conditions.

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

Relatively few customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or if we experience a loss of any of our significant customers, or suffer a substantial reduction in orders from those customers. In 2002, we had only one customer which accounted for more than 10% of our revenues, namely ECI, which accounted for 45% of our revenues. We cannot be certain that this customer will maintain these levels of purchases. We do not have contracts with any of our customers that obligate them to continue to purchase our chip sets, and these customers could cease purchasing our chip sets at any time. We expect that sales of our chip sets to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

If the market for DSL solutions does not continue to develop, we will not be able to sell enough of our chip sets to achieve, sustain or increase profitability.

DSL solutions compete with a variety of different high-speed data transmission technologies, including cable modem, satellite and wireless technologies. If any technology that competes with DSL technology is more reliable, faster or less expensive, reaches more customers or has other advantages over DSL technology, the demand for our chip sets will decrease, and we may not sell enough of our chip sets to achieve, sustain or increase profitability.

Substantial  sales  of  our  chip  sets  will  not  occur  unless   end-customer
telecommunication service providers increasingly deploy DSL systems.

The success of our products is dependent upon the decision by end-customer telecommunication service providers to deploy DSL systems that include our chipsets and the timing of the deployment. Factors that will impact the deployment include:

o a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment. This process usually takes approximately a year in Europe and United States and around six months in the Asia Pacific region. During this process we are subject to numerous tests and trials, under which we may not continue to the final stage of commercial deployment;

o the development of a viable telecommunication service provider business model for DSL systems and services, including the capability to market, sell, install and maintain DSL systems and services; o cost constraints, such as installation costs and space and power requirements at the telecommunication service provider's central office, affect purchases of DSL systems that contain our chipsets;

o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunication services;

o challenges of interoperability among DSL equipment manufacturers' products, which may affect sales of the systems in which our chipsets are contained;

o evolving and current industry standards for DSL technologies that could affect the end-market for our products; and

o government regulations, including regulation of telecommunication service providers' rates and ability to recapture capital expenditures on DSL systems, by governments in the United States and around the world.

If telecommunication service providers do not expand their deployment of DSL systems or if additional telecommunication service providers do not offer DSL services on a timely basis, our business will be harmed. Recently a standards working group in the United States reached consensus position to develop a draft proposed American National Standard for VDSL using Multi Carrier Modulation
(DMT) and a draft proposed Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM). As Metalink's VDSL chip sets are based on QAM, if DMT is ultimately adopted as a standard our business would be adversely affected.

If the DSL equipment manufacturers which utilize our chip sets are not successful in selling their systems, sales of our chip sets will decline significantly.

We rely upon DSL equipment manufacturers to integrate our chip sets into their DSL systems. If their systems are not successful, we will not be able to sell our chip sets to them in substantial quantities. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.


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

We currently depend on sales of our European standard, E1 HDSL and SDSL, chip sets.

For the year ended December 31, 2002, we derived approximately 58% of our revenues from our E1 HDSL and SDSL chip sets. Our future financial performance will depend significantly on the successful marketing and market acceptance of this line of chip sets. If for any reason our revenues from this chip set decrease, our results of operations will be harmed.

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

We must develop new chip sets and new applications for our existing chip sets to remain competitive. If we fail to do so on a timely basis, we may lose market share.

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

Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors include Conexant Systems, Inc., GlobeSpanVirata, Infineon Technologies AG, Ikanos Communications Inc and ST Microelectronics Inc. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL chip set component into existing products in a manner that renders our chip sets obsolete.

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

In order to attain and maintain profitability, we must manage our resources effectively in a volatile market.

The volatility of our industry has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must also implement sophisticated inventory and control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization.

To manage resources effectively, particularly in slower economic times, we must:

o improve and expand our Management Information Systems ("MIS") . Specifically, in January 2001, we implemented a new Enterprise Resources Planning ("ERP") system - "Oracle Application System" - in order to manage our information systems. The new system supports the control of our operations. In order to better manage our organization to deal with potential growth in the future, we are considering implementation of additional modules and enhanced existing ones in the ERP system;

o hire, train, manage and retain qualified employees when the business is growing, and, when industry conditions decline, reduce the workforce; and

o effectively manage relationships with our customers, subcontractors, suppliers and other third parties.

We cannot assure you that we have made adequate allowances for the costs and risks associated with this volatility, that our systems, procedures or controls will be adequate to support our operations, or that our management will be able to offer and expand our product categories successfully to meet changing market conditions. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to record and report financial and management information on a timely and accurate basis or otherwise manage our expanding operations. If we are unable to do so effectively, our revenues may not increase, our costs of operations may increase and our business may be harmed.

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

o economic and political instability;

o import or export licensing requirements;

o trade restrictions;

o difficulties in collecting accounts receivable;

 o longer payment cycles;

o unexpected changes in regulatory requirements and tariffs;

o seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

o the impact of SARS or other regional epidemics;


 o fluctuations in exchange rates; and

o potentially adverse tax consequences.

These risks may impair our ability to generate revenues from our increased global sales efforts.

Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated revenues.

We incur substantial product development and marketing expenditures prior to generating associated revenues. We do not receive substantial orders for our chip sets during the period that potential customers test and evaluate our chip sets. This period typically lasts from six to twelve months or longer, and volume production of products that incorporate our chip sets typically does not begin until this test and evaluation period has been completed. As a result, a significant period of time may elapse between our product development and sales efforts and any realization by us of revenues from volume ordering of our chip sets by our customers, or we may never realize revenues from our efforts.

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

We currently rely on a single subcontractor for the manufacture of each chip included in our chip sets and on a limited number of subcontractors for the assembly of finished chips and other related services. Our subcontractors manufacture, assemble and test our chips in Singapore, South Korea, the Republic of China (Taiwan) and the United States. These subcontractors currently have limited manufacturing capacity, which may be inadequate to meet our demand. If the operations of our subcontractors were halted, even temporarily, or if they were unable to operate at full capacity for an extended period of time, we could experience business interruption, increased costs, loss of goodwill and loss of customers. Delays in the manufacture of chip sets are typical in our industry, and we have experienced these delays in the past. Regional epidemics, such as SARS, could also have a negative impact on our suppliers.

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

Upon growth in our business, we will need to hire additional engineers and highly trained technical support personnel in Israel, North America, Europe and in the Asia Pacific region. We currently have a small technical support staff. To support any growth, we will need to increase our technical staff to support new customers and the expanding needs of existing customers as well as our continued research and development operations.

Hiring highly qualified engineers and technical support personnel is competitive in our industry, due to the limited number of people available with the necessary skills and understanding of our products. Our success depends upon our ability to attract, train and retain highly qualified engineers and technical support personnel.

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

A majority of the Company's outstanding shares are held by two individuals, who exert significant control over the Company's direction.

At June 16, 2003, 10,717,451 ordinary shares (57.7%) are held by Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company. Mr. Shukhman is also ceo and chairman of the board of Metalink. Currently, Messrs. Shukhman and Rozenberg control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. In addition, Messrs. Shukhman and Rozenberg are parties to a voting agreement, pursuant to which they act in concert with respect to the nomination and election of directors.

Messrs. Shukhman and Rozenberg have filed a registration statement with the Securities and Exchange Commission relating to 10,565,651 shares. Were they to sell all of those shares, they would no longer have the ability to direct the voting of those shares, and new management could be elected.

In addition, because these shares are held by affiliates of the Company, they are not generally considered to be included in the "public float" of the Company's tradable shares. The market price for all shares could drop significantly as these shares are sold, or as the market perceives such a sale as imminent.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently own five unregistered trademarks, two patents in Israel and three patents in the United States. We have also filed one additional provisional patent application in the United States. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

We expect that the net proceeds from our initial public offering and secondary public offering and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. After that, we may need to raise additional funds in the future for a number of uses, including:

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

We may make investments in complementary companies, products or technologies. If we acquire a company, we may have difficulty integrating that company's personnel, operations, products and technologies. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses.

Volatility of our share price could adversely affect our shareholders.

The market price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

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

Investors may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to that volatility. In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. We cannot assure you that our ordinary shares will trade at the same levels of shares of other technology companies or that shares of technology companies in general will sustain their current market prices.

If we continue to be characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. As previously announced, we believe that we were characterized as a PFIC for 2001 and 2002. Although we will endeavor to avoid such characterization in the future, we may not be able to do so. Any U.S. person who held our shares at any time during 2001 or 2002 was eligible to mitigate the consequences of our PFIC characterization by electing to treat us as a "qualified electing fund" or QEF under the Internal Revenue code. The QEF election would result in the U.S. taxpayer annually including in income a pro rata share of the Company's earnings and net capital gains, regardless of whether the Company distributes any gains. During 2001 and 2002, the Company did not have earnings, so no income was includable in U.S. taxpayers' income. Alternatively, U.S. taxpayers were also able to make a "mark-to-market" election under the Internal Revenue Code, under which the taxpayer treats the shares as if they were sold and immediately repurchased at the close of each taxable year. In a mark-to-market election, the U.S. taxpayer must include as ordinary income the amount of any increase in the market value of the shares since the close of the preceding taxable year, or the beginning of the taxpayer's holding period, if less than one year. We recommend that shareholders consult their own tax advisers about the PFIC rules generally and about the advisability, procedure and timing of their making QEF or mark-to-market elections.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

Our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" between Israel and the Palestinians is uncertain and has deteriorated due to on-going violence between Israelis and Palestinians. Such ongoing hostilities may hinder Israel's international trade relations and may limit the geographic markets where we can sell our products. Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Moreover, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

Some of our directors, officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law generally requires that a statutory merger be approved by a company's board of directors and by a majority of the shares voting on the proposed merger. With respect to the shareholder vote of each potential merger partner, unless a court rules otherwise, the merger will not be deemed approved if a majority of the ordinary shares held by shareholders which are not the other potential merger partner (nor a person who holds 25% or more of the shares of capital stock or has the right to appoint 25% or more of the directors, of the other potential merger partner) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

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

We generate substantially all of our revenues in dollars, but we incur a portion of our expenses, principally salaries, related personnel expenses and occupancy expenses in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. In 2002 the NIS was depreciated against the dollar in the rate of 7.27% while the rate of inflation was 6.5%. We can not be certain that the trends which have affected us in 2002 will continue. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.


To date, we have not engaged in hedging transactions. In the future, we might enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the New Israeli Shekel. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The tax benefits we currently receive require us to meet several conditions, which we may fail to satisfy.

Our investment programs were granted the status of an approved enterprise under Israel's Law for Encouragement of Capital Investments, 1959, pursuant to which we have elected the alternative package of tax benefits. To be eligible for tax benefits as a result of the approved enterprise status granted to us under Israeli law, we must continue to meet certain conditions, including making certain investments in fixed assets, financing a percentage of investments with share capital and maintaining a minimum level of revenues. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. This could harm our business and our profitability.

The tax benefits we currently receive may be reduced in the future.

The tax benefits we receive may not be continued in the future at their current levels or at all. Israeli governmental authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of these tax benefits could harm our business and our profitability.

The government programs we currently participate in require us to meet several conditions, which we may fail to satisfy.

We have received grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel for the financing of a significant portion of our research and development expenditures in Israel, and we intend to apply for additional grants in the future. If, for any reason, the Office of the Chief Scientist determined that we have not complied with the terms of our grants or the R&D Law, or it is determined that an approval for a grant was knowingly obtained due to false or misleading statements, we could be exposed to penalties, suspension or cancellation of the grant approvals, the refund of benefits previously granted (plus linkage to the consumer price index and interest) and denial of any future applications for grants or these consents, and the savings that have been previously realized in our research and development programs as a result of these grants would no longer be available to us, potentially increasing the Company's operating expenses.

The government programs in which we currently participate may be terminated or reduced in the future.

The Israeli authorities have indicated that the government may reduce or abolish grants from the Office of the Chief Scientist of the Ministry of Industry and Trade in the future. Termination or substantial reduction of Chief Scientist grants would require us to divert other funds to research and development and increase our other operational costs.

It may be difficult to enforce a U.S. judgment against us, our officers and directors.

We are incorporated in Israel. The majority of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons.

ITEM 4.           INFORMATION ON THE COMPANY

A.       History and Development of the Company

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. In September 2000, we moved our principal executive offices from Tel-Aviv to a new location at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960- 5555. In 1997, we established a wholly-owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. Metalink Inc. is located at 105C Lake Forest Way, Folsom, California 95630, and its telephone number is 916-355-1580.

In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the Nasdaq National Market under the symbol "MTLK". In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares. As of December 3, 2000, our ordinary shares are traded also on the Tel-Aviv Stock Exchange.

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

Capital expenditures were $0.8 million for year 2002. The expenditures were principally for capital equipment and software used in our research and development activities.

B. Business Overview General

We design, develop and market digital subscriber line (DSL) chip sets used by manufacturers of telecommunication equipment. Our chip sets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 1,000 times faster than transmission rates provided by conventional analog modems. Our chip sets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We are a leader in DSL semiconductor technology because of our expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over seven million of our chips to original equipment manufacturers (OEMs) that incorporate our chip sets into their own products. These OEMs, which include ECI Telecom Ltd., Alcatel Networks Corporation, Schmid Telecommunication Ltd., Marconi Communications GmbH, Siemens AG, ADC Telecommunications Inc, and others, have sold products containing our chip sets to telecommunication service providers throughout the world, including Bell Canada, Qwest, Verizon, British Telecom, Deutsche Telecom, Telecom Italia and France Telecom. In addition, we engage in the research and development of high-throughput wireless local area networks (HT-WLAN) chipsets. Solutions under this category enable digital broadband communications of voice, video and data at significantly higher rates than conventional wireless local area networking (WLAN) solutions. We are an Israeli company and our principal executive offices are located at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555.

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

HDSL. HDSL is a cost-effective alternative to traditional repeatered T1 (in North America) and El (in the rest of the world) transmission services, which generally offer transmission speeds of 1.5 or 2.0 megabits per second, (Mbps). The HDSL system creates a link between the central office and a customer network premise over unconditioned copper wire. T1 HDSL has been standardized by the American National Standards Institute, or ANSI, and allows the transmission of
1.544 Mbps over two copper wire pairs using 2BlQ line code. El HDSL has been standardized by the European Telecom Standards Institute (ETSI) and allows the transmission of 2.320 Mbps over either one, two or three copper wire pairs, depending on the operator's deployment strategy and generally uses the 2BlQ line code. ETSI's specifications for 1-Pair HDSL were also adopted by the International Telecommunication Union (ITU). We currently offer El HDSL for 1-Pair, 2- Pair and 3-Pair copper wire configurations and a T1 HDSL which is a 2-Pair configuration, each of which uses 2BlQ line coding. We were the driving force in setting the ETSI standard for 1- Pair El HDSL solutions.

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

HDSL2 and HDSL4. HDSL2 improves on the T1 HDSL 2-Pair solution by offering similar performance achieved using only a single copper wire pair. This is achieved by using the PAM-16 line code in combination with Trellis coding. This standard was further enhanced to support an extended reach 4 wire mode, using the same PAM-16 line code referred to as HDSL4. During 2002 we completed the development and integration of our second generation HDSL2/HDSL4/SHDSL DSP product, and the new device combined with our HDSL2/HDSL4/SHDSL AFE is now being shipped in commercial volumes.

G.SHDSL. G.SHDSL improves on the SDSL and HDSL technologies by providing rate adaptive solutions at rates of up to 2.320 Mbps, while increasing the maximum range of transmissions by 20%, compared to that allowed by the legacy technologies. G.SHDSL supports various encoding technologies, including the technologically-advanced Trellis coded PAM-16. We are a contributor to the standardization of G.SHDSL, and we have developed proprietary algorithms for the efficient implementation of this technology. During the year 2001, we completed the development and integration of our first generation SHDSL solution that includes an eight-port G.SHDSL digital device, a single port G.SHDSL digital device and an single port G.SHDSL analog front end. During 2001 we also completed the development of a second generation digital device optimized for T1/E1 transport applications. This device, incorporated the entire digital functionality of a T1/E1 transport application combining the DSL transceiver and framer, T1/E1 framer, host processor and RAM. To the best of our knowledge, this is the only device available in the market with such high levels of optimization and integration for T1/E1 transport applications. We offer a variety of SHDSL products for CO, CPE and repeater applications which are being installed in major operator networks including Deutche Telekom, France Telecom, Telecom Italia and British Telecom.

VDSL. VDSL technology defines very high transmission rates over a single copper wire pair. This includes symmetric transmission at a rate of up to 30 Mbps and asymmetric transmission of 100 Mbps downstream and 6 Mbps upstream. VDSL is typically deployed in combination with an optical network unit. This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses. The unit multiplexes the bandwidth of hundreds of subscribers onto a single fiber that carries the information to the central office. VDSL applications include high bandwidth data, multiple video and voice channels, broadband access and broadband wide area networks (WANs). VDSL has been standardized by ANSI and ETSI and is currently at its standardization stage in ITU-T and IEEE. We are an active participant in all these standardization processes. Recently a standards working group in the United States reached consensus position to develop a draft proposed American National Standard for VDSL using Multi Carrier Modulation
(DMT) and a draft proposed Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM). We have developed powerful algorithms for VDSL, including NML, that optimize the performance in the operating environment. During 2001, we finished the development and started integration of two generations of VDSL solutions, including a single port 2-band digital device, a single port 4-band digital device, a dual port 3-band device and a single port 4-band analog front end. To the best of our knowledge these devices were the first available standard compliant solutions according to the quadrature amplitude modulation (QAM)-based ETSI and ANSI standards. During 2002 we completed the development of our 3rd generation VDSL product family including a Quad and Single port full 4-band VDSL devices. These devices address the Ethernet over VDSL (EoVDSL) market requirements which are rapidly evolving in the Asia-Pacific region. To the best of our knowledge, the Quad device was the first to integrate four full 4-band standard VDSL ports in a single package.

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

MtH 2470 Dual     Advanced, low-power integrated dual                  3Q99                      2.320
                  DSP and dual framer

MtS 870           Octal SHDSL transceiver/framer                       4Q00                      4.640
MtS 170           Single SHDSL transceiver frame                       1Q01                      4.640
MtS 140           Single SHDSL AFE                                     4Q00                      4.640
MtS 142           Single SHDSL/HDSL2/HDSL4 AFE with integrated         2Q01                      4.640
                  line-driver
MtS180            SHDSL/HDSL2/HDSL4 system on a chip for T1/E1         1Q02                      4.640
                  /TDM transport applications
MtS172            SHDSL/HDSL2/HDSL4 transciever with integrated T1/E1  2Q02                      4.640
                  framer
MtV 9170          VDSL transceiver/framer for 2-band applications      1Q01                        26
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
MtV 9171          VDSL transceiver/framer for 4-band applications      4Q01                        52
MtV 9141          VDSL AFE for 2,3 and 4-band applications             4Q01                        52


     The following table enumerates our product applications:


Chip Set Applications                      Products                            Configuration


Octal G.shdsl SHDSL CO application         MtS870       Each chip set consists of one octal DSP / framer and eight AFE chips.
                                           MtS140 OR
                                           MtS142       DSP / framer and eight AFE chips.

G.shdsl CPE application                    MtS170       Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtS140 OR
                                           MtS142        / framer and a single AFE chip.

Single pair T1 HDSL2 and E1 G.SHDSL        MtS170       Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtS140 OR
                                           MtS142       / framer and a single AFE chip.


Two pair T1 HDSL4 and E1 G.SHDSL           MtS170       Each chip-set consist of a two DSP / framer chip and two AFE chips.
                                           MtS140
                                           MtS142

Single pair T1 HDSL2                       MtS180       Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtS142


Two pair T1 HDSL4                          MtS180       Each chip-set consist of a single system on a chip, single DSM /Framer,
                                           MtS172       and two AFE devices
                                           MtS142

CO dual three band VDSL application        MtV9370      Each chip-set consist of a DSP/ framer chip and two AFE chips.
                                           MtV9141

CO and CPE  four band VDSL application     MtV9171      Each chip-set consist of a single DSP / framer chip and a single AFE chip.
                                           MtV9141

CPE two-band VDSL application              MtV9170      Each chip-set consist of a single DSP / framer chip and four AFE chips.
 EoVDSL four-band CO application           MtV9141
                                           MtV9470
                                           MtV9141

EoVDSL CPE four band VDSL application      MtV9172      Each chip-set consist of a DSP / framer chip and fsingle AFE chip.
                                           MtV9141



Customers

Our customers, telecommunication equipment manufacturers, incorporate our chip sets into the products that they sell to telecommunication service providers. Since we commenced operations in 1993, we have shipped over seven million of our chips to our customers, or OEM partners, including ECI, Marconi Communications, Alcatel, Schmid, Siemens, ADC Telecommunications Inc, and others. These chips are used in telecommunication equipment deployed worldwide by telecommunications service providers including Bell Canada, Qwest, Verizon, British Telecom, Deutshe Telekom, Telecom Italia and France Telecom. Our largest customer is ECI which accounted for more than 10% of our total sales in 2002. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chip sets and these customers could cease purchasing our chip sets, at any time.

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

o Ethernet based Digital subscriber line access multiplexers (DSLAMs) and Ethernet Switches, which are used to terminate tens of lines in a building basement or street cabinet and aggregate them onto high-speed Optical Ethernet link for transmission to the communications backbone;

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

The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                         Year ended December 31,
                                      2002         2001        2000
                                             (in thousands)

Revenues:
Israel                               $ 3,170     $ 3,070      $ 8,227
United States                          1,285         680          569
Italy                                    913         326          156
Switzerland                              144       5,329        6,356
Canada                                    93       2,989        6,053
Other foreign countries
 (mainly European)                     1,031       1,655        1,941
                                    $  6,636     $14,049      $23,302

Sales and Marketing

We have established a worldwide network of independent sales representatives and distributors. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to our customers.

We have sales representative in the following countries:

Europe: Austria, France, Germany,  Italy, Poland, Portugal  and Spain.

Asia: Republic of China (Taiwan), People Republic of China (Mainland China), Japan, Singapore and South Korea.

North America: Canada and the United States

South America: Brazil.

The listed sales representatives, also, offer our customers technical support and customer services.

We also sell our products directly to select customers in Israel and Europe. Direct sale customers include ECI and Schmid. Our sales force, technical support personnel and key engineers work together in teams to support key customers. We have located technical support capabilities in key geographic locations.

Our marketing strategy focuses on key customer sponsorships to promote early adoption of our chip sets in the products of DSL equipment manufacturers who are market innovators and market leaders. Through our ongoing relationships, customers provide us with feedback on product specifications and applications while participating in product testing simultaneously with our certification process. This approach accelerates customers' time to market, enables us to achieve early design wins and volume commitments for our chip sets.

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

As of May 31, 2003 our research and development staff consisted of 99 employees. Research and development activities take place at our facilities in Yakum, Israel and at the design centers of our subsidiary in Folsom, California, and Georgia, Atlanta. We intend to continue adding research and development personnel in the near future. We deploy standard procedures for the design, development and quality assurance of our new product developments.

The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, encourages research and development projects which result in products for export. Since 1995, we received grants from the Office of the Chief Scientist for the development of our products. See "Item 5-Operating and Financial Review and Prospects-Operating Results-Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing products.

Manufacturing

We do not own or operate a semiconductor fabrication facility. As a fabless provider of chip sets, we subcontract our entire semiconductor manufacturing to third party contractors. Our chip sets are delivered to us fully assembled and tested based on our proprietary designs. The use of the fabless model allows us to focus substantially most of our resources on determining customer requirements and on the design, development and support of chip sets and to have significantly reduced capital requirements.
We currently subcontract our semiconductor wafer manufacturing to Chartered Semiconductor Manufacturing Corporation in Singapore and Taiwan Semiconductor Manufacturing Company (TSMC) and the packaging and testing of our chip sets to Singapore Technologies Assembly and Test Services (STATS), Advanced Semiconductor Engineering Inc. (ASE Inc.) & ASE Test Ltd and Amkor Technology Inc in Korea. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us. All of the fabrication, assembly and test facilities are ISO 9002 / QS9000 / SAC certified.

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


Proprietary Rights

We rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. We own unregistered trademarks for the names NML, Multi-Mode DSL, Turbo SDSL, Olympus-DSL and VDSLPlus. We do not currently own any registered copyrights.

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

Competition

The DSL and the Wireless chip set market is intensely competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

We believe our principal competitors in the DSL market for HDSL, SDSL, HDSL2 and G.SHDSL products include, GlobespanVirata, Infineon and Conexant. Our principal competition for VDSL QAM based products include Infineon. Other competitors offering VDSL DMT based products include ST Microelectronics and Ikanos. In addition to these competitors, there have been announcements by other integrated circuit companies that they intend to enter the DSL chip set market, specifically ADSL IC companies targting introduction of VDSL DMT products.

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

Further, some of our customers face competition from companies, which design their own chip sets. Because these companies do not purchase all of their chip sets from suppliers such as us, if these competitors displace our customers in the DSL equipment market, our customers would no longer need our chip sets, and our business would be seriously harmed.

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

C.       Organizational Structure

See "Item 5-Operating and Financial Review and Prospects-Over View"

D.       Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. The lease expires in September 2010. In the United States, we lease approximately 10,000 square feet of office space in Folsom, California (the Folsom Lease") and we intend to lease 1,300 square feet of office in Atlanta Georgia. The Folsom Lease will expire in March 2005, and we will have the option to extend the lease for two additional five-year periods. In addition we currently lease sales and support office in San Jose, California (864 square feet). Currently, our offices in San Jose are not occupied and we intend to try and sublease these premises for the remainder of the lease period, which concludes March 2004. Aggregate rental payments, at rates in effect at December 31, 2002 are approximately $936,000 and the projected payments for 2003 are approximately $1,008,000. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future.

Total rent expenses for the years ended December 31, 2002, 2001 and 2000 were $936,000, $957,000 and $543,000, respectively.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We design, develop and market digital subscriber line (DSL) chip sets used by manufacturers of telecommunication equipment. Our chip sets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 1,000 times faster than transmission rates provided by conventional analog modems. In addition, we engage in the research and development of high-throughput wireless local area networks (HT-WLAN) chipsets. Solutions under this category enable digital broadband communications of voice, video and data at significantly higher rates than conventional wireless local area networking (WLAN) solutions.

We were incorporated in September 1992 under the laws of the State of Israel. From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunication equipment manufacturers. We shipped our first chip set in the fourth quarter of 1994. Since that time, we have continued to focus on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In addition, in 1997, we established a wholly owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware and is headquartered in Northern California. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. In 1999, we established our Northern California research and development design center, and in 2003 we established our Atlanta research and development design center for our wireless activities. In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

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

A.       Operating Results

General

Revenues. Our revenues are derived from sales of our chip sets to our customers with which we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2002, one customer accounted for approximately 45% of our revenues.

We sell our chip sets in Europe, Israel, North America and Asia through independent sales representatives and distributors. We also sell our chip sets directly to select customers in Israel and Europe. For the year ended December 31, 2002, approximately 76% of our sales were in Europe and Israel, 21% in North America and 3% in Asia.

Cost of Revenues. Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, salaries and other personnel related expenses for those engaged in operations, fees for subcontractors who manufacture, assemble and test our chip sets, other overhead expenses and royalties paid to the Government of Israel and to certain parties.

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

Research and Development, Net. The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. In 2000, 2001 and 2002, we received grants from the Office of the Chief Scientist for the development of our products. Research and development expenses are net of grants received or accrued from the Government of Israel.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other personnel related expenses for those engaged in the sales, marketing and support of our products, as well as commissions, trade show, promotional and public relations expenses. Our success in increasing revenues depends on our ability to increase our customer base, achieve design wins, drive industry standards and introduce new products and product applications. Accordingly, we intend to pursue sales and marketing campaigns, and we therefore expect these expenses to increase in the future.

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

Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses consist of the charge incurred by us arising from the grant of options to purchase our ordinary shares at exercise prices below the fair market value of our ordinary shares at the date of the grant. This discount is recorded and charged to our earnings over the vesting period of the options. We have recorded a total of $4,667,000 of deferred stock compensation as of December 31,2002. We have incurred amortization of deferred stock compensation expenses of $791,000 in 2000, $745,000 in 2001 and $799,000 in 2002.

We expect to recognize stock compensation expenses of $626,000 in 2003, $206,000 in 2004, $15,000 in 2005 and $5,000 in 2006. We cannot guarantee, however, that we will not accrue additional stock compensation expenses in the future or that our current estimate of these costs will prove accurate, either of which events could seriously harm our business and results of operations.

Financial Income , Net. Financial income, net consists primarily of interest earned on marketable debt securities and certificates of deposits in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and bank commissions.

Taxes. Israeli companies are generally subject to income tax at the corporate rate of 36%. However, we are eligible for tax benefits which should result in our income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations. The data is as follows:

                                                    Year Ended December 31,
                                                     2000     2001     2002

Revenues                                              100%    100%     100%
Cost of revenues:
  Costs and expenses                                   42      43       69
Royalties to the Government of Israel                   2       3        2
Total Cost of revenues                                 44      46       71

Gross profit                                           56      54       29
Operating expenses:
Gross research and development                         54     121      230
Royalty bearing grant                                  14      24       48
Research and development, net                          40      97      182
Sales and marketing, net                               16      39       73
General and administrative                             13      25       43
Non-cash compensation                                   3       5       12
Total operating expenses                               72     166      310
Operating loss                                        (16)   (112)    (281)
Financial income, net                                  26      33       34
Net loss                                               10%    (79)%   (247)%


Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues. Revenues in 2002 were $6.6 million, a decrease of $7.4 million compared with revenues of $14 million in 2001. The decrease in revenues reflects general economic conditions and increased weakness in the telecommunication market in North America and Europe, and the fact that customers have reduced orders while diminishing inventories previously purchased.

Cost of Revenues. Cost of revenues was $4.7 million in 2002, a decrease of $1.7 million compared with cost of revenues of $6.4 million in 2001. This decrease is primarily attributable to the decrease in revenues. Cost of revenues as a percentage of revenues increased to 71% in 2002 from 46% in 2001, primarily attributable to the decrease in revenues volume and the fixed cost elements in the cost of good sold.

Gross Research and Development Expenses. Gross research and development expenses were $15.2 million in 2002, a decrease of $1.8 million compared with gross research and development expenses of $17 million in 2001. This decrease is primarily attributable to decrease in subcontractors and salaries expenses. Inclusive of stock based compensation charges, Gross research and development expenses were $15.4 million in 2002, a decrease of $1.8 million compared with gross research and development expenses of $17.2 million in 2001. Gross research and development as a percentage of revenues increased to 230% in 2002 from 121% in 2001 primarily attributable to the decrease in revenues volume, offset by decrease in gross research and development expenses mentioned above. Inclusive stock based compensation charges, Gross research and development as a percentage of revenues increased to 232% in 2002 from 123% in 2001.We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

Research and Development, Net. Grants from the Office of the Chief
Scientist, totaling $3.2 million in 2002 compared with $3.5 million in 2001, are applied as reductions to gross research and development expenses. Research and development expenses (net) were $12 million in 2002, or 181% of revenues, compared with $13.6 million in 2001, or 97% of revenues. As grants were approximately the same in both 2001 and 2002, the increase in research and development, net, as a percentage of revenue is primarily attributable, to the decrease in revenues volume, offset by decrease in gross research and development expenses mentioned above.

 Sales and Marketing. Sales and marketing expenses were $4.8 million in 2002, a decrease of $0.7 million compared with sales and marketing expenses of $5.5 million in 2001. This decrease is primarily attributable to decrease in promotional activities expenses and employees recruitment expenses. Sales and marketing expenses, as a percentage of revenues, were 73% in 2002 compared to 39% in 2001 primarily attributable to the decrease in revenues volume.

General and Administrative. General and administrative expenses were $2.9 million in 2002, a decrease of $0.6 million compared with general and administrative expenses of $3.5 million in 2001. This decrease is primarily attributable to one time provision for litigation made in 2001, See "Item 8 -Legal Proceedings" and decrease in professional expenses. Inclusive of stock based compensation charges, General and administrative expenses were $3.2 million in 2002, a decrease of $0.7 million compared with general and administrative expenses of $3.9 million in 2001. General and administrative expenses as a percentage of revenues increased to 43% in 2002 from 25% in 2001 primarily attributable to the decrease in revenues volume. Inclusive of stock based compensation charges, General and administrative expenses as a percentage of revenues increased to 49% in 2002 from 27% in 2001.

Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses were $799,000 in 2002, an increase of $54,000 compared with amortization of deferred stock compensation expenses of $745,000 in 2001. This change is primarily attributable to periodical amortization. Amortization of deferred stock compensation expenses as a percentage of revenues increased to 12% in 2002 from 5% in 2001 primarily attributable to the decrease in revenues volume.

Financial Income, net. Financial income, net was $2.3 million in 2002, a decrease of $2.3 million compared with financial income, net of $4.6 million in 2001. This change is primarily attributable to general decline in interest rates and decrease in total cash, short term and long term investments balance.

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

Financial Income (Expenses), Net. Financial income, net was $4.6 million in 2001, a decrease of $1.4 million compared with financial expenses, net of $6 million in 2000. This change is primarily attributable to general decline in interest rates and changes in our investment mix in order to avoid Investment Company Act constraints.

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

In 2000 the NIS was appreciated against the dollar in the rate of 2.7% while the rate of inflation was 0%. In 2001 the NIS was depreciated against the dollar in the rate of 9.3% while the rate of inflation was 1.4%. In 2002 the NIS was depreciated against the dollar in the rate of 7.3% while the rate of inflation was 6.5%. We can not be certain that the trends which have benefited us in 2002 will continue. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

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

The period of tax benefits with respect to our Approved Enterprise has not yet commenced, because we have yet to realize taxable income. As a result of the foregoing, and of our accumulated tax loss carryforwards (which totaled approximately $43.4 million at December 31, 2002), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel in 2003. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry- forwards of approximately $3.9 million available at December 31, 2002 for federal tax purposes. These carry-forwards will offset future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

Government Grants

We conduct a substantial part of our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided grants for research and development efforts of approximately $1.3 million for the year ended December 31, 1998 (34% of total research and development expenses), $2 million for the year ended December 31, 1999 (32% of total research and development expenses), $3.4 million for the year December 31, 2000 (27% of total research and development expenses), $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses) and 3.2 million for the year ended December 31, 2002 (21% of total research and development expenses). Under Israeli law, royalties on the revenues derived from products and services developed using such grants are payable to the Israeli Government. We are obligated to pay royalties at the rate of 4%-4.5% of related revenues. The maximum aggregate royalties payable cannot exceed 100%-300% of the dollar-linked value of the total grants received depending on different factors as described below (we currently pay 100%-120%). Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits.

The Government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on such technology in Israel and to obtain the consent of the Office of the Chief Scientist to transfer the technology to a third party. The Office of the Chief Scientist may consent to the manufacture of the products outside Israel by identified manufacturers and, in such cases, may require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant, depending on the percentage of foreign manufacture. Therefore, in 2001 and 2002 Metalink was required by the Office of the Chief Scientist to pay increased royalties of 120% of the amount of years 2001 and 2002 grants in the years mentioned. These restrictions continue to apply even after we shall have paid the full amount of royalties payable in respect of the grants. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities. See "Item 10-Additional Information-Taxation-Grants under the Law for the Encouragement of Industrial Research and Development, 1984"

The Government of Israel, through the marketing fund, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys. We received grants from the marketing fund totaling $126,000 in 1998 and $20,000 in 1999. In 2002 we refunded all grants received from the marketing fund of the Government of Israel, and as of December 31, 2002 we have no liability towards the marketing fund.

We paid or accrued to the Office of the Chief Scientist and to the marketing fund $212,000 for the year ended December 31, 1998, $385,000 for the year ended December 31, 1999, $469,000 for the year December 31, 2000, $414,000 for the year December 31, 2001 and $94,000 for the year December 31, 2002.

B.       Liquidity and Capital Resources

At December 31, 2002, we had cash and cash equivalents of $9.2 million ,short-term investments of $20.7 million and long-term investments of $46.2 million. At December 31, 2001, we had cash and cash equivalents of $16 million, short-term investments of $65 million and long-term investments of $9.2 million. In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 22, 2000, we completed our secondary offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

Our total proceeds, net of royalties paid or accrued, from royalty-bearing government grants was $13.1 million as of December 31, 2002, $10 million as of December 31, 2001, and $7 million as of December 31, 2000.

Capital expenditures were $5,373,000 for the year ended December 31, 2000, $4,084,000 for the year ended December 31, 2001 and $838,000 for the year ended December 31, 2002. These expenditures were principally for capital equipment and software for our research and development activities. We expect to invest additional resources for capital equipment and software.

Net cash used in operating activities was $12,094,000 for the year ended December 31, 2002. Net cash used in operating activities during 2002 was primarily due to net loss, an increase in inventories and to decrease in other payables and accrued expenses, which were partially offset by decrease in trade accounts receivable, depreciation and amortization, amortization of marketable debt securities and deposit premium and amortization of deferred stock compensation. Net cash used in operating activities was $7,019,000 for the year ended December 31, 2001.

Net cash provided by operating activities was $1,989,000 in 2000. Net cash provided by investing activities was $4.8 million for the year ended December 31, 2002. $177.3 million cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in Metalink's treasury offset by $171.8 million cash used in purchase of marketable debt securities and deposits, and by $0.8 million that was used for the purchase of property and equipment. Net cash provided by investing activities was $22.9 million in 2001. Net cash used in investing activities was $61 million in 2000.

Net cash provided by financing activities was $0.6 million for the year ended December 31, 2002 and was primarily attributable to exercise of employees option and shares. Net cash used in financing activities was $8.8 million for the year ended December 31, 2001 and was primarily attributable to repurchase (buy-back) of shares that then became treasury stock. Net cash provided by financing activities was $63.5 million for the year ended December 31, 2000 and was primarily attributable to the proceeds of our secondary public offering. We believe that cash generated from operations, our unused cash balances, governmental research and development in Israel and the net proceeds from our initial public offering and our secondary offering will provide sufficient cash resources to finance our operations and the projected expansion of our sales and marketing and research and development activities for at least the next twelve months. However, if our operations do not generate cash to the extent currently anticipated or if we grow more rapidly than currently anticipated, it is possible that we will require additional funds at some point in the future.

C. Research and Development, Patents and Licenses, etc.

See "Item 4 -  Information  on the  Company - Business  Overview - Research  and
Development," "Item 4 - Information on the Company - Business Overview - Proprietary Rights" and " - Operating Results."

D.       Trend Information

Telecommunications service providers and their customers are the principal end-users of substantially all of our products. Recently, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing an apparent slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. As a result, we have experienced a significant decline in demand for our products in 2002 compared to 2001. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control.

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of Contractual Obligations.

Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2002, are as follows:


Year              Amount (in thousands)

2003              $ 1,008
2004                1,008
2005                  890
2006                  854
2007-on             3,203

In addition, on March 2003 the Company signed a long-term contract with one of its suppliers, pursuant to which the Company's payment commitments are $718,000, $956,000 and $956,000 for 2003, 2004 and 2005, respectively. Other than that, the Company has no long-term debt, or other long-term contracts or obligations. The Company owes royalties to Israel with respect to products developed using Israeli research and development grants, but the levels of those payments are contingent on the level of product sales and do not have to be paid if product sales do not occur.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The following table lists our current directors and executive officers:

Name                       Age      Position
Tvzi Shukhman              42       Chairman of the Board of Directors and Chief Executive Officer
J. Francois Crepin         56       President, Member of the Office of the CEO and Director
Ofer Lavie                 58       Chief Financial Officer
Ronen Avron                46       Vice President, International Sales
Daniel Manor               33       Vice President, Marketing
Aviva Gatt                 49       Vice President of Human Resources
Guy Shochet.............   36       Vice President, Wireless Products
Shmulik Shemesh......      34       Vice President, Operations
David Pereg.............   34       Vice President, Engineering
John Camagna..........     35       Vice President, Engineering
Avi Nudler...............  39       Vice President, Business Development
Uzi Rozenberg              43       Director
Efi Shenhar                47       Director
Sarit Weiss-Firon          37       Director
Joe Markee                 50       Director
Syrus Madavi               53       Director
Meir Bar-El                59       Director

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

Ronen Avron has served as our Vice President of International Sales since May 2002. From September 1999 till April 2002, Mr. Avron served as Regional Director in Gilat Satellite Networks Ltd having business and sales responsibility for all of the Pacific area. Prior thereto during the years 1995-1999, Mr. Avron was stationed in Seoul Korea, managing the Korean and Taiwanese offices of Rafael Armaments Development Authority of the state of Israel with responsibility for Sales, Marketing and Business Development for that territory. Previous to that during the years 1993- 1995 Mr. Avron was the Sales and Marketing Manager for Asia and Pacific Rim of RND Ltd of the RAD Group. Mr. Avron served in the Israeli Air Force as a pilot for 7 years, 1975-1982. Mr. Avron holds degrees of BSEE from Tel Aviv University, and MBA from Boston University (London Branch).

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

Guy Shochet has served as our Vice President of Wireless Products since June 2002. Mr. Shochet has been at Metalink since 1993, holding several R&D positions, including a position of Associate Vice President, Engineering, Networking Solutions since 2001. Prior to Metalink, Mr. Shochet was a member of the technical staff in the Israel Communications Force from1984 to 1990. Mr.
Shochet holds a Master in Business Administration from Boston University and a B.S.E.E. from the University of New-Haven.

Shmulik Shemesh has served as Vice President of Operations at Metalink since June 2002. Mr. Shemesh held various positions at Metalink since 1998, including Director of Quality & Reliability and Director of Products & Test Engineering. Between 1990 and 1997 Mr. Shemesh served as a project officer in the Israel Defense Forces. Mr. Shemesh holds an M.Sc. in Quality Assurance & Reliablity and a B.S.E.E. from the Technion.

David Pereg has served as our Vice President of Engineering since June 2002. Mr. Pereg has been at Metalink since 1999, holding several R&D positions including a position of Associate Vice President for DSL Modem from 2001 to 2002. Between 1990 and 1998 Mr. Pereg served as a project officer in the Israel Defense Forces. Mr. Pereg holds a B.S.E.E. and an M.S.E.E. from Tel Aviv University.

John Camagna has served as our Vice President of Engineering since June 2002. Mr. Camagna joined us in 1999 as Director of Engineering, North America and since then held several managerial R&D positions in the company. Before coming to Metalink Mr. Camagna was a Design Manager at Level One Communications. Prior to that he held positions at Crystal Semiconductor/Cirrus Logic and at Applied Signal Technology. Mr. Camagna has a B.S. and an M.S. from the University of California at Berkeley.

Avi Nudler has served as our Vice President Business Development since September 2002. Between 2001 and 2002 Mr. Nudler has served as Entrepreneur in Resident at Benchmark VC. During 1999 to 2001 Mr. Nudler was the CEO of TelesciCom. From 1985 to 1999 Mr. Nudler held several executive positions at an elite R&D Unit in the Israeli Intelligence Corps. Mr. Nudler holds a B.Sc. and M.Sc. from the Tel Aviv University.

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

Joe Markee has served as a director since July 2001. Mr. Markee currently serves as a member of the board of directors of Copper Mountain Networks. Mr. Markee is the Founder and was Chairman of the Board of Copper Mountain. Prior to founding Copper Mountain, Mr. Markee was a co-founder of Primary Access, a leading remote access server company acquired by 3Com Corporation in 1995. At 3Com/Primary Access, Mr. Markee was a member of the senior management team, serving as Vice President of Operations and Vice President of Support. Mr. Markee began his career in product management and engineering capacities at General Instrument Corporation and M/A-Com Linkabit. Mr. Markee holds a B.S. Degree in Electrical Engineering and Computer Science from the University of California at Davis.

Syrus Madavi has served as a director since October 2001. Mr. Madavi currently serves as Chief Operating Officer and President of JDS Uniphase Corporation. From April 2002 to July 2002 Mr. Madavi served as chairman of the Board, and executive chairman for ON Semiconductor Corporation. From September 2000 to March 2002 Mr. Madavi served as a senior vice president of Texas Instruments Corporation. Until August 2000, Mr. Madavi was Chairman, CEO and President of Burr-Brown Corporation. During September 2000, Burr-Brown was acquired by Texas Instruments Corporation. Prior to joining Burr-Brown, Mr. Madavi was President of Raytheon Semiconductor Corporation. Mr. Madavi's professional engineering work experience includes employment with General Electric as well as several other engineering positions. Mr. Madavi has a BSEE degree and a Masters degree in Computer Science from Stevens Institute of Technology, as well as an MBA from UCLA in Finance.

Meir Bar-El has served as a director since November 2002. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the Manufacturers' Association of Israel, a General Director of the Israeli Plastics & Rubber Industry, and a General Director of the Israeli Furniture Industries Association. Mr. Bar-El also has served as External Director for Mifalley Etz Carmiel Ltd since June 1998, External Director for Ophir Tours Ltd since August 1998, and as a Director for the Wood Products & Furniture Export Economic Company. Mr. Bar-El has a B.A. in Economics from Jerusalem University.

B.       Compensation

The aggregate remuneration we paid for the year ended December 31, 2002 to all executive officers as a group (17 persons), was approximately $1,799,000 in salaries, fees, commissions and bonuses. This amount includes approximately $160,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers. Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended. Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment. Regarding officers of the Company who are board members, see the discussion under the caption "Management Employment Agreements" below.

During 2002 we granted to our directors and executive officers options to purchase 145,000 ordinary shares under our option plans. The weighted average exercise price of these options was $3.43 per share and they expire within 10 years from the date they were issued. C. Board Practices Our directors, other than our external directors, are elected at annual general meetings by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors. Each director shall serve, subject to our articles of association, until the annual general meeting next following the annual general meeting at which such director was elected.

External Directors

We are subject to the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law"). The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, like us, whose shares are traded outside of Israel.

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

The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director. Mr. Meir Bar-El and Ms. Sarit Weiss-Firon are our external directors. Ms. Sarit Weiss-Firon was elected as an external director at the 2000 annual shareholders meeting, held on October 2000. Mr. Bar-El was elected as an external director at the 2002 annual shareholders meeting, held on November 26, 2002.

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

Under the Companies Law, these provisions are subject to shareholder approval. Limitations on Insurance and Indemnification The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

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

Committees

Our board of directors has formed an executive committee, an audit committee and a share incentive committee. The executive committee exercises the power of the board of directors with respect to matters that require the action of the board of directors, between meetings of the board of directors subject to section 112 of the Companies Law. The audit committee, which consists of Mr. Joe Markee, Ms. Weiss-Firon, and Mr. Meir Bar-El, exercises the powers of the board of directors with respect to our accounting, reporting and financial control practices. Our share incentive committee administers our share option plans but pursuant to
Section 122 of the Companies Law, may only advise our Board of Directors with regard to the granting of options and the actual grants must be performed by the Board of Directors. The members of the share incentive committee are Mr. Tzvika Shukhman and Mr. Uzi Rozenberg. No other remuneration committee exists.

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

D.       Employees

As of May 31, 2003, we had 159 employees worldwide, of which 99 were employed in research and development, 26 in sales and marketing, 15 in management and administration, and 19 in operations and quality assurance. As of May 31, 2003, 134 of our employees were based in Israel and 25 were based in the United States. We had 152 employees worldwide as of December 31, 2002, 141 employees worldwide as of December 31, 2001, and 133 employees worldwide as of December 31, 2000. We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our chief executive officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

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

E.       Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of May 31, 2003. The percentage of outstanding ordinary shares is based on 18,655,413 ordinary shares outstanding as of May 31, 2003.

Name                Number of            Percentage of           Number of Options
                  Ordinary shares        Outstanding Ordinary
               Beneficially Owned(1)     shares(2)


Tzvi Shukhman           5,681,356         30.5%                        -
Uzi Rozenberg           4,986,095         26.8%                        -
J. Francois Crepin(3)      *                *                       382,500
Ofer Lavie                 -                -                          *
Ronen Avron                -                -                          *
Danny Manor                -                -                          *
Aviva Gatt                 -                -                          *
Guy Shochet                -                -                          *
Shmuel Shemesh             *                *                          *
David Pereg                *                *                          *
John Camagna               -                -                          *
Avi Nudler                 -                -                          *
Efi Shenhar                *                *                          *
Sarit Weiss-Firon          -                -                          -
Joe Markee                 -                -                          *
Syrus Madavi               -                -                          *
Meir Bar-El                -                -                          -
------------------------

*        Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 31, 2003. As of June 15, 2003, Mr. Shukhman owned 5,731,356 shares as a result of open market purchases.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of May 31, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) Includes (i) options to purchase 370,000 ordinary shares which are exercisable as of May 31, 2003, at an exercise price of $5.00 per share, (ii) options to purchase 9,500 ordinary shares, which are exercisable as of May 31, 2003, at an exercise price of $21.625 per share, and (iii) options to purchase 3,000 ordinary shares, which are exercisable as of May 31, 2003, at an exercise price of $2.29 per share.


         Since November 2001, Tzvi Shukhman has acquired 1,335,932 shares (7.2%) in open market transactions and Uzi Rozenberg has acquired beneficial ownership of 1,000,000 shares (5.3%) in block trades from public securities holders. Messrs. Shukhman and Rozenberg have filed a registration statement with the Securities and Exchange Commission relating to 10,565,651 shares.

As of May 31, 2003 409,125 MTLK shares were registered for trading in the Tel-Aviv Stock Exchange. We have no information regarding the beneficial owners of such shares.

Share Option Plans

We have seven employee share option plans and one additional option plan, Share Option Plan (2000), for our advisors and independent contractors. The expiration dates of the options range from 10 to 25 years from the date of grant. Our share option plans are administered by the share incentive committee of our board of directors or, if the board of directors deems fit, by our board of directors. Under section 112 of the Israeli Companies Law, the share incentive committee may only advise our board of directors with regard to the grant of options, and the actual grant is performed by our board of directors. All of our employees and directors are eligible to participate in our employee option plans. Members of our advisory board and our independent contractors are eligible to receive options under our Share Option Plan (2000).

As of May 31, 2003, options to purchase 3,672,225 ordinary shares under our share option plans were outstanding. As of May 31, 2003, an additional 1,014,141 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans. We may increase the number of ordinary shares reserved for issuance pursuant to options issuable under our plans.

Stock Purchase Plan

On October 2000 we initiated our 2000 Employee Stock Purchase Plan ("ESPP"). The plan is implemented by consecutive offering periods with new offering periods commencing on the first trading day on or after November 14 and May 14 each year, or on such other date as our board shall determine, and continuing thereafter until terminated. The plan enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, which ever is lower. Participants will be limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which shall be available for sale under the plan shall be 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 3/4% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan shall be administered by our board or a committee appointed by the board. The plan shall terminate on October 31, 2010. As of May 31, 2003, 271,713 ordinary shares were issued under the ESPP, and an additional 165,510 ordinary shares are reserved for issuance. As of November 14, 2002 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2003, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name                    Number of Ordinary            Percentage of Outstanding
                       shares Beneficially Owned(1)        Ordinary shares(2)
Tzvi Shukhman(3)           5,731,356                              30.7%
Uzi Rozenberg(3)(4)        4,986,095                              26.7%


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

(2) The percentage of outstanding ordinary shares is based on 18,655,413 ordinary shares outstanding as of May 31, 2003.

(3) Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4) The record holder of 1,000,000 shares out of the 4,986,095 is not Uzi Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

B.       Related Party Transactions

Voting Agreement

As of June 15, 2003, Messrs. Shukhman and Rozenberg, who together own an aggregate of 10,717,451 ordinary shares (representing approximately 57.4% of our ordinary shares outstanding as of May 31, 2003), are parties to a voting agreement. Pursuant to the voting agreement, they will act in concert with respect to the nomination and election of directors.

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

ITEM 8.           FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The financial statements required by this item are incorporated by reference to the Company's filing with the Securities and Exchange Commission on Form 6-K on June 16, 2003. Other Financial Information In the year ended December 31, 2002 the amount of our export sales was approximately $3.46 million which represents 52.2% of our total sales.

Legal Proceedings

On July 9, 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court stating that we are obligated to issue to him ordinary shares and to pay on his behalf any taxes relating to such issuance. In addition, this former employee stated that we are obligated to pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses. The former employee also demanded that we release his manager insurance and continuing education fund. We filed a counterclaim against this former employee. In November 2000 we started mediation proceedings. In March 2001, pursuant to previous agreements with the former employee, the Tel Aviv District Labor Court ordered that certain of the disputes between the parties, which were not settled, be referred to arbitration, to be conducted in two stages. According to the court's order, and based on agreements between the parties, we issued 75,765 ordinary shares (which are held in trust) in favor of the former employee in March 2001. The Company had previously granted this employee options to purchase said shares. In addition, in January 2002, the Company paid the former employee $15,797 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators issued their judgment in the first stage of the arbitration, in which they accepted certain of the claims made by each of the parties and awarded $ 390,761 to the former employee (we paid this amount to the former employee in September 2002). The former employee will be entitled to file a second claim before the arbitrators if, by October 10, 2003, the market price of Company's ordinary shares does not reach the price of $25.00 per share, or if the Company does not repurchase the shares issued on behalf of the former employee at said price (pursuant to an option we have to do so). Such second claim, if filed, will be limited to financial damages in connection with the alleged delay in issuing the shares to the former employee. If such second claim is filed, we will be entitled to file a counter claim against the former employee. In addition, if such second claim is filed, the parties are obligated to conduct mediation proceedings before the arbitration proceedings commence. We believe that the resolution of this matter will not have a material adverse effect on our financial condition nor cause a material change in the number of our outstanding ordinary shares. However, there can be no assurance that we will necessarily prevail if a second claim is filed, due to the inherent uncertainties in litigation.

We are not a party to any material legal proceedings.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings for use in the development of our business.

B.       Significant Changes

Not applicable.

ITEM 9.           THE OFFER AND LISTING

A. Offer and Listing Details LISTING DETAILS

The following table sets forth the high and low closing prices for our ordinary shares as reported by the Nasdaq National Market for the periods indicated:
                                                          High           Low
1999
Fourth Quarter (commencing December 2)                $  23.81    $    19.19

2000
First Quarter                                            72.00         16.50
Second Quarter                                           38.75         15.75
Third Quarter                                            34.00         18.00
Fourth Quarter                                           18.50          9.25

2001
First Quarter                                            17.38          7.31
Second Quarter                                           10.00          6.19
Third Quarter                                             6.97          2.25
Fourth Quarter                                            5.95          2.04

2002
First Quarter                                             6.50          4.21
Second Quarter                                            4.48          2.23
Third Quarter                                             2.46          1.84
  July                                                    2.40          2.06
  August                                                  2.40          1.95
  September                                               2.46          1.84

Fourth Quarter                                            2.84          1.71
  October                                                 1.94          1.71
  November                                                2.72          1.99
  December                                                2.84          2.59

2003
First Quarter                                             3.80          2.74
  January                                                 3.18          2.74
  February                                                3.75          3.00
  March                                                   3.80          3.39

Second Quarter (Until June 25)                            6.29          3.38
  April                                                   3.77          3.38
  May                                                     5.82          3.62
  June                                                    6.29          4.79

The following table sets forth the
high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the Bank of Israel:

                                                   High                       Low
                                              $          NIS            $             NIS

2000
Fourth Quarter (commencing December 3)      14.17       58.00        9.51            38.54

2001
First Quarter                               17.54       72.70        7.47            31.48
Second Quarter                               9.86       41.20        5.99            25.02
Third Quarter                                7.53       31.45        5.51            23.16
Fourth Quarter                               2.42       10.41        2.10             9.16

2002

First Quarter                                6.33       28.59        4.00            18.91
Second Quarter                               4.23       20.22        2.17            10.51
Third Quarter                                2.52       11.95        2.01             9.58
Fourth Quarter                               2.75       13.05        1.67             8.00
  October                                    1.98        9.62        1.67             8.00
  November                                   2.74       12.76        1.91             9.12
  December                                   2.75       13.05        2.56            12.14

2003
First Quarter                                3.79       18.40        2.55            12.11
January                                      3.11       15.00        2.55            12.11
February                                     3.74       18.25        2.86            13.85
March                                        3.79       18.40        3.39            15.98

Second Quarter (Until June 25)               6.33       27.72        3.46            16.14
  April                                      3.71       16.99        3.46            16.14
  May                                        5.77       25.44        3.68            16.53
  June                                       6.33       27.72        4.58            20.24

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

Previously reported in the Company Report on Form 20-F for fiscal year 2001.

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

Holders of our ordinary shares are encouraged to consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following changes, among others:

(i) Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

(ii) Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

(iii) Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his or her holdings in such corporation, as if such income were distributed to him or her as a dividend;

(iv) Imposition of capital gains tax on capital gains, realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax" below; and

(v) Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 36% of taxable income, and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Tax Benefits and Grants for Research and Development

         Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures, including depreciation on capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by field of research, and the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, the company seeking such deduction. Expenditures not so approved or funded, are deductible over a three-year period. However, expenditures made out of proceeds of government grants are not deductible.

 Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (the "Investment Center"), be designated as an "Approved Enterprise". Such approvals may be granted only for applications submitted until December 31, 2003. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program.
Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period, such income includes income derived in the years 2003 to 2005 from interest accrued on funds obtained in a public offering outside of Israel, provided however that such funds are held in a banking institution outside of Israel and have yet to be utilized by such company. This period is seven or ten years (depending on the extent of foreign shareholders holding of our ordinary shares) commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates. A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. Under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business In 1994, our request for designation of our capital investment at our facility as an "Approved Enterprise" program was approved under the Investment Law. For this Approved Enterprise, we elected the alternative package of benefits. On December 2000, we received an approval for additional capital investment in our Approved Enterprise under the alternative package of benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.

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

The Ministry of Finance has announced that it may seek to reduce, or even cancel, some or all of the benefits under the Investment Law. Grants under the Law for the Encouragement of Industrial Research and Development, 1984 Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "R&D Law"), research and development programs performed until year 2002, which meet certain criteria and are approved by a governmental committee of the Office of the Chief Scientist ("Chief Scientist") were eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in return for the payment of royalties from the sale of the product developed in accordance with the program.

Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 3.5% or in some cases, such as ours, ranging from 4% to 4.5%, on revenues from products developed using such grants until 100-120% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for payment. See "Item 5-Operating and Financial Review and Prospects". The terms of the grants we received from the Office of Chief Scientist require that the manufacture of products developed under the funded plans be performed in Israel, unless prior approval is received from the Office of the Chief Scientist to the manufacture of such products outside Israel. Ordinarily, any such approval requires the payment of increased aggregate royalties, ranging from 120% to 300% of the U.S. dollar-linked value of the total grants, depending on the percentage of the manufacturing volume to be performed outside Israel, and the acceleration of the royalty payment rate.

              In November 2002, the Israeli parliament approved an amendment to the R&D Law. The amendment became effective on April 1, 2003. As opposed to the R&D Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the R&D Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel. This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.
In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the R&D Law further allows the Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the budget of the Chief Scientist may affect the rate of additional grants that may be requested by us in the future.

In addition, the amendment to the R&D Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, absent an exemption, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The proposed amendment to the R&D Law that would have allowed in certain circumstances the transfer of the ownership of the technology developed with the funding of the Chief Scientist to third parties outside of Israel was not approved at this time.

The Company's manufacturing operations outside Israel have always been disclosed in the

Company's applications for grants, which were filed, received and approved on a yearly basis, including the details of the subcontractors abroad. The application did not contain a mechanism to demonstrate formally the consent of the Chief Scientist to overseas manufacturing operations, but we believe that the implicit annual consent of the Chief Scientist to these operations is represented by the awarding of the approved grant itself for the past 8 years. We have sought, and received, grants for the past 8 years. The impact of such grants has been to reduce the effective research and development expense for the Company, even after taking into account that the royalty rate on the grants is higher than for companies with Israel-only manufacturing operations. If, for any reason, the Chief Scientist withdrew its support for our grant applications, or if is determined that we have not complied with the terms of our grants or the R&D Law, or it is determined that an approval for a grant was knowingly obtained due to false or misleading statements, we could be exposed to penalties, suspension or cancellation of the grant approvals, the refund of benefits previously granted (plus linkage to the consumer price index and interest) and denial of any future applications for grants or these consents, and the savings that have been previously realized in our research and development programs as a result of these grants would no longer be available to us, potentially increasing our operating expenses. See "Item 5-Operating and Financial Review and Prospects-Operating Results-Government Grants".

The funds available for Chief Scientist grants were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Tax Benefits and Grants for Research and Development

According to the Law for the Encouragement of Industry (Taxes), 1969, or the "Industry Encouragement Law", an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an "Industrial Company" within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, if we qualify as an "Industrial Company" we are entitled to the following preferred corporate tax benefits, among others:

         (a) amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

(b) right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies;

         (c) accelerated depreciation rates on equipment and buildings; and (d) deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

         (a) There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed Assets (as defined in the Inflationary Adjustments Law) and non-fixed (soft) assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis).

(b) If the depreciated cost of Fixed Assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

         (c) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

         (d) Taxable gains on certain traded securities (which were previously exempt from tax), are taxable at a reduced rate following the Tax Reform. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. Capital Gains Tax Israeli law generally imposes on residents and non-residents of Israel a capital gains tax on the sale of capital assets in Israel, including our ordinary shares, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between the real gain and inflationary surplus. Real gain is the difference between the total capital gain and the inflationary surplus. The inflationary surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase.

Prior to the Tax Reform, gains on sales of our ordinary shares by individuals were, generally, exempt from Israeli capital gains tax for so long as: (1) our shares were quoted on Nasdaq or another stock exchange recognized by the Israeli Controller of Foreign Currency and (2) we qualified as an Industrial Company. Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"), or
(ii) subject to a necessary determination by the Israeli Minister of Finance, Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) dealers in securities (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); (ii) shareholders that report in accordance with the Inflationary Adjustment Law (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the Tax Reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above. In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Subject to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel will be subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel's Law for the Encouragement of Capital Investments, 1959, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and provided that not more than 25% of the Israeli company's gross income consists of interest or dividends. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.

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

o an estate, the income of which is Includable in gross income for United States federal income tax purposes regardless of its source; or

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

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includable in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Passive Foreign Investment Company Considerations

Generally a foreign corporation is treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if either, (i) 75% or more of its gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which such corporation is considered to own 25% or more of the shares by value, is passive income, or
(ii) 50% or more of the assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company in which such corporation is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. This characterization as a PFIC could result in adverse U.S. tax consequences to our shareholders.

As previously announced, we believe that we were characterized as a PFIC for 2001 and 2002. Although we will endeavor to avoid such characterization in the future, we may not be able to do so. Any U.S. person who held our shares at any time during 2001 or 2002 was eligible to mitigate the consequences of our PFIC characterization by electing to treat us as a "qualified electing fund" or QEF under the Internal Revenue code as specified below. Alternatively, U.S. taxpayers were also able to make a "mark-to-market" election under the Internal Revenue Code as specified below.

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

Instead such U.S shareholder beneficiary would have a tax basis equal to the decedent's basis, if lower. Although the determination of Metalink's status as a PFIC for years 2001 and 2002 was made only with respect to those years, and will be revisited annually, the above described consequences shall apply for all future years to U.S shareholders who held shares in the corporation at any time during years 2001 and 2002, and who neither made a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S shareholders who realize gain on their disposition of the shares in the PFIC. With respect to the treatment of Metalink as a PFIC for 2001 and/or 2002 , if a U.S shareholder made a valid QEF election for 2001 and/or 2002 with respect to Metalink shares:

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

Metalink did not have net ordinary earnings or net capital gain for 2001 and 2002 tax years. Therefore, any U.S shareholder who makes a QEF election for 2001 and/or 2002 will not be required to include any amount in income as a result of such election. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. During January 2002 and 2003 Metalink sent to its shareholders the required information to report income and gain under a

QEF election - a "PFIC ANNUAL INFORMATION STATEMENT" for the years 2001 and 2002 respectively. Any U.S shareholder who would like to receive PFIC ANNUAL INFORMATION STATEMENT for years 2001 and/or 2002 can contact Mr. Ofer Lavie, Metalink Ltd, Yakum Business park, Yakum 60972, Israel.

Alternatively, a U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the U.S. Holder's adjusted tax basis in the PFIC stock and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. As with the QEF election, a U.S shareholder who makes a mark-to-market election for 2001 or 2002 with respect to Metalink shares would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to shares of Metalink ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that Metalink was no longer a PFIC.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2002 and

December 31, 2001, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Item 3-Key Information-Risk Factors-Risks Relating to our location in Israel."

Interest Rate Risk

Our exposure to market
risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist of primarily, certificates of deposits and marketable debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December 31, 2002.

The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:

                                   Short-Term
                          (U.S. dollars in thousands)

    Marketable debt securities          Maturity date at year 2003

U.S. dollar debt securities and               20,691
certificates of deposit with
fixed interest rate

 Weighted Average Interest Rate               2.39%

                                    Long-Term
                          (U.S. dollars in thousands)

Marketable debt securities                    Maturity date at year 2004-on

U.S. dollar debt securities
with fixed interest rate                          46,197

Weighted average interest rate                      3.09%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds Our initial public offering commenced on December 1, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Banc of America
Securities LLC. We registered 4,600,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter's over-allotment option. Of such shares, we sold 4,600,000 ordinary shares at an aggregate offering price of $55.2 million ($12.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $3.86 million. We also incurred estimated expenses of $1.54 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $49.8 million. As of December 31, 2002, approximately $38 million of the net proceeds have been used mainly for the enhancement of our operating expenses, capital investments, and buy-back of Metalink shares. None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates.

ITEM 15.          CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of a date within 90 days of the filing date of this Report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported in a timely manner.

Changes in internal controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.          [RESERVED]



PART III

ITEM 17.          FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.          FINANCIAL STATEMENTS

The financial statements required by this item are incorporated by reference to the Company's filing with the Securities and Exchange Commission on Form 6-K on June 16, 2003.

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

4.10     2003 Share Option Plan

4.11     2003 International Employee Stock Option Plan

10.1     Consent of Brightman Almagor & Co., independent auditors.

8* List of Subsidiaries (incorporated herein by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

99.1 Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. 99.2 Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

-----------------
* Incorporated by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


METALINK LTD.
By:/s/ Ofer Lavie______
Name:  Ofer Lavie
Title:    Chief Financial Officer
Date:  June 26, 2003

                           CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Tzvika Shukhman, certify that:

1. I have reviewed this annual report on Form 20-F of Metalink Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The
registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

i. designed such
disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

ii. evaluated the effectiveness of the
registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

iii.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

i. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

ii. any
fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The
registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 26, 2003

/s/   Tzvika Shukhman_
Tzvika Shukhman
Chief Executive Officer &
Chairman of the Board

                           CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Ofer Lavie, certify that:

1. I have reviewed this annual report on Form 20-F of Metalink Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The
registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

i. designed such
disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

ii. evaluated the effectiveness of the
registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

iii.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

i. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

ii. any
fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The
registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 26, 2003

/s/   Ofer Lavie
Ofer Lavie
Chief Financial Officer

                                  EXHIBIT 4.10

                             2003 Share Option Plan
                                 Metalink Ltd.
                             2003 SHARE OPTION PLAN

         A. NAME AND PURPOSE
         1. Name: This plan, as amended from time to time, shall be known as the "Metalink Ltd. 2003 Share Option Plan" (the "Plan").
         2. Purpose: The purpose and intent of the Plan is to provide incentives to employees, directors, consultants and contractors of Metalink Ltd., a company organized under the laws of the State of Israel, or any subsidiary or affiliate thereof (the "Company"), by providing them with opportunities to purchase Ordinary Shares, nominal value of 0.10 New Israeli Shekel each (the "Shares") of the Company, pursuant to a plan approved by the Board of Directors of the Company (the "Board") which is designed to benefit from, and is made pursuant to, the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961 (the "Ordinance"), as applicable, and the rules and regulations promulgated thereunder.
         B. GENERAL TERMS AND CONDITIONS OF THE PLAN 3. Administration:
                  3.1 The Board may appoint a Share Incentive Committee, which will consist of such number of Directors of the Company, as may be fixed from time to time by the Board. The Board shall appoint the members of the committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused. The Plan will be administered by the Share Incentive Committee, and until the Board delegates administration to such committee or where not permitted according to Section 112 of the Companies Law, 1999 (the "Companies Law"), by the Board (collectively - the "Committee").
                  3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places, as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to, or approved in, writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.
                  3.3 Subject to the general terms and conditions of this Plan and applicable law, the Committee shall have the full authority in its discretion, from time to time and at any time to determine (i) the persons ("Grantees") to whom options to purchase Shares (the "Options") shall be granted, (ii) the number of Shares subject to each Option, (iii) the time or times at which the same shall be granted, (iv) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, and/or (v) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan. In determining the number of Shares subject to the Options to be granted to each Grantee, the Committee may consider, among other things, the Grantee's salary and the duration of the Grantee's employment by the Company.
                  3.4 Subject to the general terms and conditions of the Plan and the Ordinance, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine:
                           (a) with respect to the grant of 102 Options (as
defined in Section
5.1(a)(i) below) - whether the Company shall elect the "Ordinary Income Route" under Section 102(b)(1) of the Ordinance (the "Ordinary Income Route") or the "Capital Gains Route" under Section 102(b)(2) of the Ordinance (the "Capital Gains Route") (each of the Ordinary Income Route or the Capital Gains Route - a "Taxation Route") for the grant of 102 Options, and the identity of the trustee who shall be granted such 102 Options in accordance with the provisions of this Plan and the then prevailing Taxation Route.
In the event the Committee determines that the Company shall elect one of the Taxation Routes for the grant of 102 Options, the Company shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route; and
                           (b) with respect to the grant of 3(9) Options (as
defined in Section
5.1(a)(ii) below) - whether or not 3(9) Options shall be granted to a trustee in accordance with the terms and conditions of this Plan, and the identity of the trustee who shall be granted such 3(9) Options in accordance with the provisions of this Plan.
                  3.5 Notwithstanding the aforesaid, the Committee may, from time to time and at any time, grant 102 Options that will not subject to a Taxation Route, as detailed in Section 102(c) of the Ordinance ("102(c) Options").
                  3.6 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.
                  3.7 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive and binding on all parties who have an interest in the Plan or any Option or Share issuance thereunder unless otherwise determined by the Board.
         4.       Eligible Grantees:
                  4.1 The Committee, at its discretion, may grant Options to any employee, director, consultant or contractor of the Company. Anything in this Plan to the contrary notwithstanding, all grants of Options to office holders (i.e., "Nosei Misra", as such term is defined in the Companies Law) shall be authorized and implemented only in accordance with the provisions of the Companies Law.
                  4.2 The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other share option plan of the Company.
         5. Grant of Options, Issuance of Shares, Dividends and Shareholder Rights: 5.1 Grant of Options and Issuance of Shares.
                           (a) Subject to the provisions of the Ordinance and applicable law, (i) all grants of Options to employees, directors and office holders of the Company, other than to a Controlling Shareholder of the Company (i.e., "Baal Shlita", as such term is defined in the Ordinance), shall be made only pursuant to the provisions of Section 102 of the Ordinance, the Income Tax Rules (Tax Relief in Issuance of Shares to Employees), 2003 ("102 Rules") and any other regulations, rulings, procedures or clarifications promulgated thereunder ("102 Options"), or any other section of the Income Tax Ordinance that will be relevant for such issuance in the future; and
                                    (ii) all grants of Options under the Plan,
to consultants,
contractors or Controlling Shareholders of the Company shall be made only pursuant to the provisions of Section 3(9) of the Ordinance and the rules and regulations promulgated thereunder ("3(9) Options"), or any other section of the Ordinance that will be relevant for such issuance in the future.
(b) Subject to Sections 7.1 and 7.2 hereof, the effective date of the grant of an Option (the "Date of Grant") shall be the date the Committee resolves to grant such Option, unless specified otherwise by the Committee in its determination relating to the award of such Option. The Committee shall promptly give the Grantee written notice (the "Notice of Grant") of the grant of an Option.
                           (c) Trust. In the event Options are granted under the
Plan to a trustee
designated by the Committee in accordance with the provisions of Section 3.4 hereof and, with respect to 102 Options, approved by the Israeli Commissioner of Income Tax (the "Trustee"), the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the Grantee in respect of whom such Option was granted (the "Beneficial Grantee").
                                    In accordance with Section 102, the tax
benefits afforded to 102
Options (and any Shares received upon exercise thereof) in accordance with the Ordinary Income Route or Capital Gains Route, as applicable, shall be contingent upon the Trustee holding such 102 Options for a period (the "Trust Period") of at least (i) one year from the end of the tax year in which the 102 Options are granted, if the Company elects the Ordinary Income Route, or (ii) two years from the end of the tax year in which the 102 Options are granted, if the Company elects the Capital Gains Route, or (iii) such other period as shall be approved by the Israeli Commissioner of Income Tax.
With respect to 102 Options granted to the Trustee, the following shall apply:
         (i) A Grantee granted 102 Options shall not be entitled to sell the Shares received upon exercise thereof (the "Exercised Shares") or to transfer such Exercised Shares (or such 102 Options) from the Trust prior to the lapse of the Trust Period; (ii) Any and all rights issued in respect of the Exercised Shares, including bonus shares but excluding cash dividends ("Rights"(, shall be issued to the Trustee and held thereby until the lapse of the Trust Period, and such Rights shall be subject to the Taxation Route which is applicable to such Exercised Shares.
Notwithstanding the aforesaid, Exercised Shares or Rights may be sold or transferred, and the Trustee may release such Exercised Shares (or 102 Options) or Rights from Trust, prior to the lapse of the Trust Period, provided however, that tax is paid or withheld in accordance with Section 102(b)(4) of the Ordinance and Section 7 of the 102 Rules.
All certificates representing Shares issued to the Trustee under the

Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.
                           (d) Subject to the terms hereof, at any time after
the options have
vested, with respect to any Options or Shares the following shall apply:
                                    (i) Upon the written request of any
Beneficial Grantee, the
Trustee shall release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Grantee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Grantee, provided, however, that the Trustee shall not so release any such Options and/or Shares to such Beneficial Grantee unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.
                                    (ii) Alternatively, provided the Shares are
listed on a stock
exchange or admitted to trading on an electronic securities trading system (such as the Nasdaq Stock Market), upon the written instructions of the Beneficial Grantee to sell any Shares issued upon exercise of Options, the Trustee shall use its reasonable efforts to effect such sale and shall transfer such Shares to the purchaser thereof concurrently with the receipt, or after having made suitable arrangements to secure the payment of the proceeds of the purchase price in such transaction. The Trustee shall withhold from such proceeds any and all taxes required to be paid in respect of such sale, shall remit the amount so withheld to the appropriate tax authorities and shall pay the balance thereof directly to the Beneficial Grantee, reporting to such Beneficial Grantee and to the Company the amount so withheld and paid to said tax authorities.
                  5.2 102(c) Options Guarantee. In the event a 102(c) Option is granted to a Grantee who is an employee at the time of such grant, if the Grantee's employment is terminated, for any reason, such Grantee shall provide the Company with a guarantee or collateral, to the Committee's full satisfaction, securing the payment of all taxes required to be paid upon the sale of the Exercised Shares received upon exercise of such 102(c) Option.
                  5.3 Dividend. All Shares issued upon the exercise of Options granted under the Plan shall entitle the Grantee thereof to receive dividends with respect thereto. For so long as Shares issued to the Trustee on behalf of a Beneficial Grantee are held in the Trust, the dividends paid or distributed with respect thereto shall be remitted to the Trustee for the benefit of such Beneficial Grantee or distributed directly to such Beneficial Grantee, as shall be solely determined by the Committee.
                  5.4 Shareholder Rights. The holder of an Option shall have no shareholder rights with respect to the Shares subject to such Option until such person shall have exercised the Option, paid the exercise price and become the recordholder of the purchased Shares.
         6. Reserved Shares: The Company has reserved authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in Section 11 hereof. Notwithstanding the aforesaid, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of this Plan, previously issued Shares that are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Companies Law). All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

         7. Grant of Options:
                  7.1 The implementation of the Plan and the granting of any Option under the Plan shall be subject to the Company's procurement of all approvals and permits required by applicable law or regulatory authorities having jurisdiction over the Plan, the Options granted under it and the Shares issued pursuant to it.
                  7.2 The Notice of Grant shall state, inter alia, the number of Shares subject to each Option, the vesting schedule, the dates when the Options may be exercised, the exercise price, whether the Options granted thereby are 102 Options or 3(9) Options, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with this Plan. Each Notice of Grant evidencing a 102 Option shall, in addition, be subject to the provisions of the provisions of the Ordinance applicable to such options.
                  7.3 Vesting. Without derogating from the rights and powers of the Committee under Section 7.3 hereof, unless otherwise specified by the Committee, the Options shall be for a term of ten (10) years, and, unless determined otherwise by the Committee, the Vesting Period pursuant to which such Options shall vest, and the Grantee thereof shall be entitled to pay for and acquire the Shares, shall be such that all Options shall be fully vested on the first business day following the passing of 12 months from the Adoption Date (the "Adoption Date" for the purpose of this Plan means the Date of Grant or any other date determined by the Committee for a given grant of Options). Notwithstanding anything to the contrary, with respect to 3(9) Options granted to contractors or advisors of the Company, in the event that said Grantee ceases, for any reason, to serve as an advisor or as a contractor, as applicable, of the Company prior to the vesting of any of his Options pursuant to the provisions of his Notice(s) of Grant, all Options theretofore granted to such Grantee shall continue to vest according to the Plan, in the same manner as the Options would vest if the Grantee continued to serve as an advisor or independent contractor, unconditionally, under the Plan.
"Vesting Period" of an Option means, for the purpose of the Plan and its related instruments, the period between the Adoption Date and the date on which the holder of an Option may exercise the rights awarded pursuant to the terms of the Option. 7.4 Acceleration of Vesting. Anything herein to the contrary in this Plan notwithstanding, the Committee shall have full authority to determine any provisions regarding the acceleration of the Vesting Period of any Option or the cancellation of all or any portion of any outstanding restrictions with respect to any Option or Share upon certain events or occurrences, and to include such provisions in the Notice of Grant on such terms and conditions as the Committee shall deem appropriate.
7.5 Unless otherwise determined by the Committee, in the event that a Grantee ceases to be a full time employee of the Company and becomes a part time employee of the Company (the "Decrease in Position"), the amount of Options granted under the Plan to such Grantee, which are unvested on the date of Decrease in Position shall be immediately reduced in a direct proportion to the Decrease in Position.

         8. Exercise Price: The exercise price per Share subject to each Option shall be determined by the Committee in its sole and absolute discretion, subject to applicable law.
         9. Exercise of Options:
9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan.
                  9.2 The exercise of an Option shall be made by a written notice of exercise (the "Notice of Exercise") delivered by the Grantee (or, with respect to Options held in the Trust, by the Trustee upon receipt of written instructions from the Beneficial Grantee) to the Company at its principal executive office, specifying the number of Shares to be purchased and accompanied by the payment therefor, and containing such other terms and conditions as the Committee shall prescribe from time to time.
                  9.3 Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares subject thereto not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire, and, in the event that in connection therewith any Options are still held in the Trust as aforesaid, the Trust with respect thereto shall ipso facto expire, and the Shares subject to such Options shall again be available for grant through Options under the Plan, as provided for in Section 6 herein.
                  9.4 Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a bank's check payable to the order of the Company, or such other method of payment acceptable to the Company.
         10. Termination of Employment:
                  10.1 Employees. In the event that a Grantee who was an employee of the Company on the Date of Grant of any Options to him or her ceases, for any reason, to be employed by the Company (the "Cessation of Employment"), all Options theretofore granted to such Grantee when such Grantee was an employee of the Company shall terminate as follows:
                           (a) The date of the Grantee's Cessation of Employment
shall be the
date on which the employee-employer relationship between the Grantee and the Company ceases to exist (the "Date of the Cessation").
                           (b) All such Options which are not vested at the Date
of Cessation
shall terminate immediately.
                           (c) If the Grantee's Cessation of Employment is by
reason of such
Grantee's death or "Disability" (as hereinafter defined), such Options (to the extent vested at the Date of Cessation) shall be exercisable by the Grantee or the Grantee's guardian, legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution, at any time until (i) with respect to 102 Options - 180 days from the Date of Cessation, and (ii) with respect to 3(9) Options - the specified expiration of the term of such Options, and shall thereafter terminate.
                                    For purposes hereof, "Disability" shall mean
the inability to engage
in any substantial gainful occupation for which the Grantee is suited by education, training or experience, by reason of any medically determinable physical or mental impairment which is expected to result in such person's death or to continue for a period of six (6) consecutive months or more.
                           (d) If the Grantee's Cessation of Employment is due
to any reason
other than those stated in Sections 10.1(c), 10.1(e) and 10.1(f) herein, such Options (to the extent vested at the Date of Cessation) shall be exercisable at any time until (i) with respect to 102 Options - 90 days after the Date of Cessation, and (ii) with respect to 3(9) Options - the specified expiration of the term of such Options, and shall thereafter terminate; provided, however, that with respect to 102 Options if the Grantee dies within such period, such Options (to the extent vested at the Date of Cessation) shall be exercisable by the Grantee's legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution at any time until 180 days from the Date of Cessation, and shall thereafter terminate.
                           (e) Notwithstanding the aforesaid, if the Grantee's
Cessation of
Employment is due to (i) breach of the Grantee's duty of loyalty towards the Company, or (ii) breach of the Grantee's duty of care towards the Company, or
(iii) the commission any flagrant criminal offense by the Grantee, or (iv) the commission of any act of fraud, embezzlement or dishonesty towards the Company by the Grantee, or (v) any unauthorized use or disclosure by the Grantee of confidential information or trade secrets of the Company, or (vi) any other intentional misconduct by the Grantee (by act or omission) adversely affecting the business or affairs of the Company in a material manner, or (vii) any act or omission by the Grantee which would allow for the termination of the Grantee's employment without severance pay, according to the Severance Pay Law, 1963, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect.
                           (f) If a Grantee retires, he shall, subject to the
approval of the
Committee, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Committee in its discretion may determine.
                           (g) Whether the Cessation of Employment of a
particular Grantee is by
reason of "Disability" for the purposes of paragraph 10.1(c) hereof or by virtue of "retirement" for purposes of paragraph 10.1(f) hereof, or is a termination of employment other than by reason of such Disability or retirement, or is for reasons as set forth in paragraph 10.1(e) hereof, shall be finally and conclusively determined by the Committee in its absolute discretion.
                  (h) Notwithstanding the aforesaid, under no circumstances shall any Option be exercisable after the specified expiration of the term of such Option.
         10.2 Directors, Consultants and Contractors. In the event that a Grantee, who is a director, consultant or contractor of the Company, ceases, for any reason, to serve as such, the provisions of Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e), 10.1(g) and 10.2(h) above shall apply, mutatis mutandis. For the purposes of this Section 10.2, "Date of Cessation" shall mean:
                  (a) with respect to directors - the date on which a director submits notice of resignation from the Board or the date on which the shareholders of the Company remove such director from the Board; and
                  (b) with respect to consultants and contractors - the date on which the consulting or contractor agreement between such consultant or contractor, as applicable, and the Company expires or the date on which either of the parties to such agreement sends the other notice of its intention to terminate said agreement.
                  10.3 Notwithstanding the foregoing provisions of this Section 10, the Committee shall have the discretion, exercisable either at the time an Option is granted or thereafter, to:
                           (a) extend the period of time for which the Option is
to remain
exercisable following the Date of Cessation to such greater period of time as the Committee shall deem appropriate, but in no event beyond the specified expiration of the term of the Option;

                           (b) permit the Option to be exercised, during the
applicable exercise
period following the Date of Cessation, not only with respect to the number of Shares for which such Option is exercisable at the Date of Cessation but also with respect to one or more additional installments in which the Grantee would have vested under the Option had the Grantee continued in the employ or service of the Company.

         11.      Adjustments, Liquidation and Corporate Transaction: 11.1
                  Definitions:
"Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its subsidiaries; (ii) a sale or other disposition of at least eighty percent (80%) of the outstanding securities of the Company; (iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares of the Company outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
                  11.2 Adjustments. Subject to any required action by the shareholders of the Company, the number of Shares subject to each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares subject to each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.
                  11.3 Liquidation. Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action. In such case, the Committee may declare that any Option shall terminate as of a date fixed by the Committee and give each Grantee the right to exercise his Option, including any Option which would not otherwise be exercisable.
                  11.4     Corporate Transaction.
                           (a) In the event of a Corporate Transaction, unless
otherwise
determined by the Board, immediately prior to the effective date of such Corporate Transaction, each Option may, at the sole and absolute discretion of the Committee, either:
                                    (i) be substituted for an option to purchase
securities of any
successor entity (the "Successor Entity Option") such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or
                                    (ii) be assumed by any successor entity such
that the Grantee
may exercise the Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or
                                    (iii) automatically vest in full so that the
Option shall, ten (10)
days prior to the effective date of the Corporate Transaction, become fully exercisable for all of the Shares at that time subject to the Option and may be exercised for any or all of those Shares;
In the event of a clause (i) or clause (ii) action, appropriate adjustments shall be made to the exercise price per Share to reflect such action. Immediately following the consummation of the Corporate
Transaction, all outstanding Options shall terminate and cease to be outstanding, except to the extent assumed by a successor entity.
                           (b) Notwithstanding the foregoing, the Committee
shall have full
authority and sole discretion to determine that any of the provisions of Sections 11.4(a)(i), 11.4(a)(ii) or 11.4(a)(iii) above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity.
                  11.5 Sale. In the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the "Sale"), each Grantee shall be obligated to participate in the Sale and sell his or her Shares and/or Options in the Company, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board.
                  11.6 The grant of Options under the Plan shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.
         12. Limitations on Transfer: No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.
         13. Term and Amendment of the Plan:

                  13.1 The Plan was adopted by the Board on April 21, 2003. The Plan shall terminate upon the earliest of (i) the expiration of the ten
(10)-year period measured from the date the Plan was adopted by the Board, or
(ii) the termination of all outstanding Options in connection with a Corporate Transaction. All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.
                  13.2 Subject to applicable laws, the Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the Grantee consents to such amendment or modification.
                  13.3 Without derogating from the foregoing, the Board in its discretion may, at any time and from time to time, without the approval of the Shareholders of the Company, increase the amount of authorized but unissued Shares reserved for purposes of the Plan.
         14. Withholding and Tax Consequences: The Company's obligation to deliver Shares upon the exercise of any Options granted under the Plan shall be subject to the satisfaction of all applicable income tax and other compulsory payments withholding requirements. All tax consequences and obligations regarding any other compulsory payments arising from the grant or exercise of any Option, from the payment for, or the subsequent disposition of, Shares subject thereto or from any other event or act (of the Company, of the Trustee or of the Grantee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Company and/or the Trustee, as applicable, and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.
         15.      Miscellaneous:
                  15.1 Continuance of Employment. Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company to continue the employment or service of any Grantee. Nothing in the Plan or in any Option granted thereunder shall confer upon any Grantee any right to continue in the employ or service of the Company for any period of specific duration, or interfere with or otherwise restrict in any way the right of the Company to terminate such employment or service at any time, for any reason, with or without cause.
                  15.2 Governing Law. The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.
                  15.3 Use of Funds. Any proceeds received by the Company from the sale of Shares pursuant to the exercise of Options granted under the Plan shall be used for general corporate purposes of the Company.
                  15.4 Multiple Agreements. The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single Notice of Grant or multiple Notices of Grant, as determined by the Committee.

                  15.5 Non-Exclusivity of the Plan. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.
*  *  *

                                  EXHIBIT 4.11

                 2003 International Employee Stock Option Plan
                                 METALINK LTD.

                 2003 INTERNATIONAL EMPLOYEE STOCK OPTION PLAN


         A. NAME AND PURPOSE


         1. Name and Purpose: This Plan, as amended from time to time, shall be known as the "2003 Metalink International Employee Stock Option Plan" (the "Plan"). The purpose and intent of the Plan is to provide incentives to officers, employees and consultants of any Subsidiary of Metalink Ltd (the "Company"), other than Metalink Inc., the United States subsidiary of Metalink Ltd. (the "Parent"), by providing them with opportunities to purchase Ordinary Shares, nominal value 0.10 New Israeli Shekels each (the "Shares"), of the Parent.

         2. Definitions:

                  2.1 "Subsidiary" means a company whose more than 50% of its voting rights and securities are held by Metalink Ltd.



         B. GENERAL TERMS AND CONDITIONS OF THE PLAN

         3.       Administration:

                  3.1 The Plan will be administered by the Board of Directors of the Parent (the "Board") or by a committee appointed by the Board (the "Committee"), which, if appointed, will consist of such number of directors of the Parent as may be fixed, from time to time, by the Board. If a Committee is not appointed, the term Committee, whenever used herein, shall mean the Board. The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused.

                  3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places, as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to or approved in writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

                  3.3 Subject to the general terms and conditions of this Plan, the Committee shall have the full authority in its sole and absolute discretion, from time to time and at any time, (a) to determine (i) the persons ("Grantees") to whom options to purchase Shares ("Option(s)") shall be granted, (ii) the number of Shares to be covered by each Option, (iii) the time or times at which the same shall be granted, (iv) the price, vesting schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, and (b) to interpret or construe the Plan or make determinations with respect to any other matter which is necessary or desirable for, or incidental to, the administration of the Plan. In determining the number of Shares covered by the Option to be granted to each Grantee, the Committee may consider, among other things, the Grantee's salary and the duration of the Grantee's employment by the Parent or by the Company.

                  3.4 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

                  3.5 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board, in which event the Board's determination shall be final and conclusive.

         4. Eligible Grantees: The Committee, in its discretion, may grant Options to any officer, director or consultant of the Company;. Anything in this Plan to the contrary notwithstanding, all grants of Options to Directors and Office Holders -- "Nosei Misra" -- as such term is defined in the Israeli Companies Ordinance (New Version), 1983, as amended from time to time (the "Companies Ordinance") -- shall be authorized and implemented only in accordance with the provisions of the Companies Ordinance. The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other stock option plan of the Parent.

         5. Grant of Options and Issuance of Shares: Subject to any applicable law, the effective date of the grant of an Option (the "Date of Grant") shall be the date specified by the Committee in its determination relating to the award of such Option. The Committee shall promptly give the Grantee written notice of the grant of an Option, and the Grantee shall execute an agreement evidencing such grant and the rights and obligations of the Grantee and the Company with respect to such Option Agreement (the "Option Agreement").

         6. Reserved Shares: The Parent will reserve such number of authorized but unissued Shares for purposes of the Plan, as shall be determined from time to time by the committee, subject to adjustments as provided in Section 11 hereof. All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

         7. Grant of Options:

                  7.1 The Committee in its discretion may award to Grantees Options to purchase Shares available under the Plan.

                  7.2 Each Option Agreement shall state, inter alia, the number of Shares covered thereby, the dates when the Option may be exercised, the exercise price, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with this Plan.

7.3 Options granted hereunder shall be for such term as the Committee shall determine,.

                  7.4 The schedule pursuant to which such Options shall vest and pursuant to which the Grantee shall be entitled to pay for, and acquire, the Shares, shall be determined by the Committee in its sole discretion. Vesting of Options granted hereunder will continue only during periods when the employer-employee or other service-provider relationship exists between the Company and the Grantee. For the purposes of this paragraph 7.4, the employer-employee or other service-provider relationship will not be deemed to exist with regard to periods during which the Grantee is on an unpaid leave of absence from the Company.

7.5 In the event the Grantee changes from a full time to a part time job his/her number of unvested options will be reduced in accordance with the new time definition of the job.

         8. Exercise Price: The exercise price per Share covered by each Option shall be determined by the Committee in its sole discretion; provided, however:

                  8.1 the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of the grant.

                  8.2 In no event shall the exercise price of an Option be less than the nominal value of the Shares into which such Option is exercisable.

                  8.3 For the purposes hereof, "Fair Market Value" means the fair market value of the Shares as determined by the Committee; provided, however, that Fair Market Value on any date shall be the last sale price reported for the Shares in Nasdaq National Market on such date or on the last day preceding such date on which a sale was reported.

         9. Exercise of Options:

                  9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this Plan and the Option Agreement.

                  9.2 The exercise of an Option shall be made by a written notice of exercise (the "Notice of Exercise") delivered by the Grantee to the Parent at its principal executive office or as instructed by the Parent, specifying the number of Shares to be purchased and accompanied by the payment therefor, and containing such other terms and conditions as the Committee shall prescribe from time to time. An Option may be exercised in whole or in part to the extent exercisable under the Plan and Option Agreement.

                  9.3 Anything herein to the contrary notwithstanding, but without derogating from the provisions of Sections 7 or 10 hereof, if any Option has not been exercised and the Shares covered thereby have not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Option Agreement), such Option and the right to acquire such Shares shall terminate, and all interests and rights of the Grantee in and to the same shall ipso facto expire.

                  9.4 Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a cashier's check payable to the order of the Parent, or any other method of payment acceptable to the Parent.

         10. Termination of Employment:

                  10.1 In the event that a Grantee ceases, for any reason, to be employed by the Company, all Options theretofore granted to such Grantee shall terminate as follows:

                           (a) All Options which are not vested at the time of
the cessation of
employment shall terminate immediately.

                           (b) If the Grantee ceases to be employed by reason of
such Grantee's
death or "Disability" (as hereinafter defined), the Grantee's Options (to the extent exercisable at the time of the Grantee's cessation of employment) shall be exercisable by the Grantee's legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution at any time until (i) one hundred and eighty (180) days from the cessation of the Grantee's employment, but in no event after the expiration date of such Option), and shall thereafter terminate. For purposes hereof, "Disability" shall mean the inability, due to illness or injury, to engage in any gainful occupation for which the individual is suited by education, training or experience, which condition continues for at least six (6) months.

                           (c) If the Grantee ceases to be employed for any
other reason, the
Grantee's Options (to the extent exercisable at the time of the Grantee's cessation of employment) shall be exercisable at any time until (i) ninety (90) days from the cessation of the Grantee's employment, but in no event after the expiration date of such Option), and shall thereafter terminate; provided, however, that, if the Grantee dies within such period, the Grantee's Options (to the extent exercisable at the time of the Grantee's termination of employment) shall be exercisable by the Grantee's legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution at any time until the later of (i) the end of such period or (ii) thirty (30) days after the date of the Grantee's death (but in no event after the expiration date of such Option), and shall thereafter terminate.

                           (d) Notwithstanding the aforesaid in Section 10.1(c)
above, if the
Grantee's termination of employment is because (i) of a breach of the Grantee's fiduciary duties towards the Company, (ii) of a breach of the Grantee's duty of care towards the Company, (iii) the Grantee has committed any flagrant criminal offense, (iv) the Grantee has committed a fraudulent act towards the Company, or
(v) the Grantee caused intentionally, by act or omission, any financial damage to the Company, of the Grantee's Options (whether vested or not) shall ipso facto expire immediately and be of no legal effect.

                  10.2 Whether the cessation of employment of a particular Grantee is for reason of "Disability" for the purposes of paragraph 10.1(b) hereof, or is a termination of employment other than by reason of such Disability, or is for reasons as set forth in paragraph 10.1(d) hereof, shall be finally and conclusively determined by the Committee in its absolute discretion.

                  10.3 Notwithstanding the foregoing provisions of Section 10.1, the Committee may provide, either at the time an Option is granted or thereafter, that such Option may be exercised after the periods provided for in
Section 10.1, but in no event beyond the term of the Option.

         11.      Adjustments, Liquidation and Corporate Transaction: 11.1
                  Definitions:
"Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Parent and its Subsidiaries; (ii) a sale or other disposition of at least eighty percent (80%) of the outstanding securities of the Parent; (iii) a merger, consolidation or similar transaction following which the Parent is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the Parent is the surviving corporation but the Ordinary Shares of the Parent outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
                  11.2 Adjustments. Subject to any required action by the shareholders of the Parent, the number of Shares subject to each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares subject to each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Parent; provided, however, that conversion of any convertible securities of the Parent shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Parent of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.
                  11.3 Liquidation. Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Parent, all outstanding Options will terminate immediately prior to the consummation of such proposed action. In such case, the Committee may declare that any Option shall terminate as of a date fixed by the Committee and give each Grantee the right to exercise his Option, including any Option which would not otherwise be exercisable.
                  11.4     Corporate Transaction.
                           (a) In the event of a Corporate Transaction, unless
otherwise
determined by the Board, immediately prior to the effective date of such Corporate Transaction, each Option may, at the sole and absolute discretion of the Committee, either:
                                    (i) be substituted for an option to purchase
securities of any
successor entity (the "Successor Entity Option") such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or
                                    (ii) be assumed by any successor entity such
that the Grantee
may exercise the Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or
                                    (iii) automatically vest in full so that the
Option shall, ten (10)
days prior to the effective date of the Corporate Transaction, become fully exercisable for all of the Shares at that time subject to the Option and may be exercised for any or all of those Shares;
In the event of a clause (i) or clause (ii) action, appropriate adjustments shall be made to the exercise price per Share to reflect such action.
Immediately following the consummation of the Corporate

Transaction, all outstanding Options shall terminate and cease to be outstanding, except to the extent assumed by a successor entity.
                           (b) Notwithstanding the foregoing, the Committee
shall have full
authority and sole discretion to determine that any of the provisions of Sections 11.4(a)(i), 11.4(a)(ii) or 11.4(a)(iii) above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Parent is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity.
                  11.5 Sale. In the event that all or substantially all of the issued and outstanding share capital of the Parent is to be sold (the "Sale"), each Grantee shall be obligated to participate in the Sale and sell his or her Shares and/or Options in the Parent, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board.
                  11.6 The grant of Options under the Plan shall in no way affect the right of the Parent to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.


12. Non-Transferability: No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

         13. Term and Amendment of the Plan:

                  13.1 The Plan was adopted by the Board on April 21, 2003. The Plan shall terminate upon the earliest of (i) the expiration of the ten
(10)-year period measured from the date the Plan was adopted by the Board, or
(ii) the termination of all outstanding Options in connection with a Corporate Transaction. All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.
                  13.2 Subject to applicable laws, the Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the Grantee consents to such amendment or modification.
                  13.3 Without derogating from the foregoing, the Board in its discretion may, at any time and from time to time, without the approval of the Shareholders of the Company, increase the amount of authorized but unissued Shares reserved for purposes of the Plan.

         14. Tax Consequences: All taxes payable by reason of the grant or exercise of any Option, the payment for, or the subsequent disposition of, Shares covered thereby or any other event or act (of the Parent, the Company or the Grantee) hereunder, shall be paid solely by the Grantee, and the Grantee shall indemnify the Company and the Parent and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

         15. Restricted Stock: Unless heretofore registered under the Securities Act of 1933 and the regulations promulgated hereunder (the "Act"), the Shares issuable upon exercise of the Options granted herein will be "restricted securities" and may not be resold absent registration under the Act or an available exemption thereunder. In the event that an owner of restricted Shares issued pursuant to this Plan effects a sale or transfer of such Shares under an available exemption under the Act, such owner shall, before effecting such sale or transfer, (i) notify the Parent in writing of the proposed disposition and the name of the proposed transferees, (ii) furnish the Parent with an opinion of counsel satisfactory in form and content to the Parent, and (iii) furnish the Parent with an agreement in writing from the transferee pursuant to which such transferee agrees to be bound by the provisions contained herein and in the Option Agreement, or (iv) the Parent shall have waived, expressly and in writing, its rights under clauses (i), (ii) and (iii) of this subsection.

16.      Miscellaneous:

                  16.1 Continuance of Employment: Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company or the Parent to continue the employment of any Grantee, and nothing in the Plan or in any Option granted pursuant thereto shall confer upon any Grantee any right to continue in the employ of the Company or the Parent, or restrict the right of the Company or the Parent to terminate such employment at any time.

                  16.2     Governing Law; Regulations and Approvals:

16.2.1 The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

16.2.2 The obligation of the Parent to sell or deliver Shares with respect to Options granted under the Plan shall be subject to all applicable laws, rules and regulations and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

16.2.3 Subject to Section 9, the Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority.

16.2.4 Each Option is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under law, or the consent or approval of any law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or the issuance of Shares, no Options shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions that are not acceptable to the Committee.

                  16.3 Application of Funds: The proceeds received by the Parent from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Parent.

                  16.4 Multiple Agreements: The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single Option Agreement or multiple Option Agreements, as determined by the Committee.

                  16.5 Non-Exclusivity of the Plan: The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

                  16.6 Withholding of Taxes: In order to ensure compliance by a Grantee with Section 14, the Parent and the Company shall have the right to deduct from any payment of cash to any such Grantee an amount equal to the income taxes and other amounts required by law to be withheld with respect to any Option. Notwithstanding anything to the contrary contained herein, if a Grantee is entitled to receive Shares upon exercise of an Option, the Parent and the Company shall have the right to require such Grantee, prior to the delivery of such Shares, to pay to the Parent and the Company the aggregate amount of any income taxes and other amounts that the Parent and the Company are required by law to withhold.
*  *  *

                                  EXHIBIT 10.1


                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-88172) pertaining to the Metalink Ltd. Employee Stock Purchase Plan for the Employees of Metalink Ltd And Metalink Inc, of our report, dated January 27, 2003, with respect to the consolidated financial statements of Metalink Ltd. included in its Annual Report (Form 20-F) for the year ended December 31, 2002.



/s/ Brightman Almagor & Co.
BRIGHTMAN ALMAGOR & CO
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 27, 2003

                                  EXHIBIT 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Metalink Ltd. (the "Company") for the period ending December 31, 2002 (the "Report"), I, Tzvika Shukhman, Chief Executive Officer & Chairman of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and 2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2003

/s/  Tzvika Shukhman
Tzvika Shukhman
Chief Executive Officer &
Chairman of the Board


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Metalink Ltd. and will be retained by Metalink Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

                                  EXHIBIT 99.2

    Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Metalink Ltd. (the "Company") for the period ending December 31, 2002 (the "Report"), I, Ofer Lavie, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and 2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2003

/s/_Ofer Lavie___
Ofer Lavie
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Metalink Ltd. and will be retained by Metalink Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.