Form 20-F/A
period 2001-12-31
METALINK LTD
filed 2003-08-29
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 2  TO
                                   FORM 20-F
        o REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                       OR

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

"Multi-Mode DSL(TM)," "NML(TM)," "Olympus-DSL(TM)" and "Turbo SDSL(TM)" are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

                                                           Year Ended December 31,
                                         1997         1998         1999         2000         2001
                                               (In thousands, except share and per share data)
Statement of Operations Data:
Revenues                                  $5,904       $9,159      $11,708      $23,302      $14,049
Cost of revenues:
  Costs and expenses                       3,867        5,040        5,878        9,794        6,086
  Royalties to the
  Government of Israel                        45          143          209          469          364
Total cost of revenues                     3,912        5,183        6,087       10,263        6,450
Gross profit                               1,992        3,976        5,621       13,039        7,599
Operating expenses:
  Gross research and development           2,823        3,839        6,065       12,592       17,060
  Royalty bearing grant                      879        1,301        1,965        3,381        3,457
  Research and development, net            1,944        2,538        4,100        9,211       13,603
  Sales and marketing, net                 1,150        1,510        2,026        3,665        5,465
  General and administrative                 696          798        1,138        3,042        3,526
  Non-cash compensation                       93          182          382          791          745
Total operating expenses                   3,883        5,028        7,646       16,709       23,339
Operating loss                           (1,891)      (1,052)      (2,025)      (3,670)     (15,740)
 (expenses), net:
  Interest income (expenses), net             29         (63)          145        5,986        4,629
  Non-cash charge for warrants                 -            -      (1,400)            -            -
  Total financial income
    (expenses), net                           29         (63)      (1,255)        5,986        4,629
Net (loss) profit                       $(1,862)      (1,115)      (3,280)        2,316     (11,111)
Earnings (loss) per share:
   Basic                                  (0.16)       (0.09)       (0.27)         0.13       (0.61)
   Diluted                                (0.16)       (0.09)       (0.27)         0.11       (0.61)
Shares used in computing
   earnings (loss)
   per ordinary share:
   Basic                              11,627,190   12,010,745   12,309,339   18,269,556   18,260,798
   Diluted                            11,627,190   12,010,745   12,309,339   20,773,382   18,260,798




Consolidated Balance Sheet Data:

                                             As of December 31,
                                  1997     1998     1999     2000    2001
                                           (In thousands)

Cash and cash equivalents        1,773    1,013    4,281    8,851    15,946
Short-term investments             -        -     42,816   86,268    64,967
Long-term investments              -        -      2,952   15,344     9,172
Working capital                  2,324    1,396   46,971   97,324    82,430
Total assets                     5,212    5,455   55,850  125,266   104,733

Short-term bank credits
   and loans                       -        500     -        -         -
Shareholders equity              3,282    2,351   50,991  117,632    98,497


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

In addition, our NML technology is protected by two patents in Israel and three patents in the United States. One of the two Israeli patents was issued in favor of us following a settlement agreement we entered into with an opposing company. Most of our chip-sets design is based on the NML technology. If that technology was not protected, or if it was deemed to be infringing on third party intellectual property rights, we would incur significant costs and competitive disadvantages in redesigning our products. We have filed two additional patent applications in the United States and Israel. These applications may not result in any patent or patents being issued and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents. Our existing patents expire in 2015.


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

Financial Income (Expenses), Net. Financial income, net was $4.6 million in 2001, a decrease of $1.4 million compared with financial expenses, net of $6 million in 2000. This change is primarily attributable to general decline in interest rates, to decrease in total cash, short term and long term investments balance, and to changes in our investment mix in order to avoid Investment Company Act constraints, resulting in an estimated $20,000 to $50,000 reduction in financial income during 2001.

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


Corporate Tax Rate

Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, initially by not later than year 2008. In December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company in the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than year 2014.The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income. As a result of the foregoing, and of our accumulated tax loss carryforwards (which totaled approximately $25.7 million at December 31, 2001), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel in 2002. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $2.9 million available at December 31, 2001 for federal and state income tax purposes. These carry-forwards will offset future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.


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

The refund of the grants is contingent on future sales and the Company has no obligation to refund these grants, if sales are not generated.

     The Government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on such technology in Israel and to obtain the consent of the Office of the Chief Scientist to transfer the technology to a third party. The Office of the Chief Scientist may consent to the manufacture of the products outside Israel by identified manufacturers and, in such cases, may require the payment of increased grants, ranging from 120% to 300% of the amount of the grant, depending on the percentage of foreign manufacture. Therefore, in 2001 Metalink was required by the Office of the Chief Scientist to pay increased royalties of 120% of the amount of year 2001 grant. These restrictions continue to apply even after we shall have paid the full amount of royalties payable in respect of the grants. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel, however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirement for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Office of the Chief Scientist on sales of our products and related services for the foreseeable future. From time to time, provisions of Israeli law relating to the terms of the Office of the Chief Scientist participations have been amended and may be further amended in the future. The budget of the Office of the Chief Scientist has been subject to reductions and such reductions may affect the availability of funds for the Office of the Chief Scientist participations in the future.

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


B.       Compensation

     The aggregate remuneration we paid for the year ended December 31, 2001 to all executive officers as a group (12 persons), was approximately $1,349,358 in salaries, fees, commissions and bonuses. This amount includes approximately $131,116 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

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







     Although the shares they own do not possess voting rights different from those of other shares, due to the size of their shareholdings Messrs. Tzvi Shukhman and Uzi Rozenberg will control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. Messrs. Shukhman and Rozenberg are also parties to a voting agreement, pursuant to which they will act in concert with respect to the nomination and election of directors. See "--Related Party Transactions".

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

4.12* Form of Executive Employment Agreement. (incorporated herein by reference to Exhibit 4.10 to the Registrant's Report on Form 20-F for the period ended
December  31,  2001,  as amended  and filed  with the  Securities  and  Exchange
Commission on June 16, 2003).

8* List of Subsidiaries (incorporated herein by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the
Securities and Exchange  Commission on November 10, 1999).

32.1  Certification  by Chief Executive  Officer  pursuant to 18 U.S.C.  Section
1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

32.2  Certification  by Chief Financial  Officer  pursuant to 18 U.S.C.  Section
1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.


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

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.




Date: August 29, 2003

/s/   Tzvika Shukhman_
Tzvika Shukhman
Chief Executive Officer &
Chairman of the Board

                           CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002



I, Ofer Lavie, certify that:

1. I have reviewed this annual report on Form 20-F of Metalink Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: August 29, 2003

/s/   Ofer Lavie
Ofer Lavie
Chief Financial Officer

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

                                                   METALINK LTD.





                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year ended December 31,
                                                                                    2001            2000            1999
                                                                                              (in thousands)



Cash flows from operating activities:
Net income (loss)                                                              $ (11,111)         $ 2,316        $ (3,280)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities (Appendix A)                                       4,092           (327)           2,771
Net cash provided by (used in) operating activities                               (7,019)           1,989            (509)

Cash flows from investing activities:
Purchase of marketable debt securities and certificates of deposits             (262,189)        (300,558)         (45,163)
Proceeds from maturity and sales of marketable debt securities and
  certificates of deposits                                                        289,156         244,970                -
Purchase of property and equipment                                                (4,084)         (5,373)             (698)
Proceeds from disposal of property and equipment                                        -               8                -
Net cash provided by (used in) investing activities                                22,883        (60,953)          (45,861)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of options, net                         724          63,926           50,138
Purchase of treasury stock                                                        (9,493)           (392)
Short-term bank credit and loans                                                        -               -            (500)
Net cash provided by (used in) financing activities                               (8,769)          63,534           49,638

Increase in cash and cash equivalents                                               7,095           4,570           3,268
Cash and cash equivalents at beginning of year                                      8,851           4,281           1,013


Cash and cash equivalents at end of year                                         $ 15,946         $ 8,851          $4,281

Supplemental disclosure of cash flow information:
Cash paid during the year for interest                                                $ 3             $ 2             $ 43


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

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

     A. Royalties

(i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants, up to the amount of 100%-150% of the grants received (from 1999 - up to the amount of 100% of the grants received plus interest at LIBOR rate) (in dollar terms). The royalties are payable at a rate of 3.5% for the first three years of product sales and 4.5% thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2001 and 2000 was $ 10,048,000 and $6,955,000, respectively. The research and development grants are presented in the statements of operations as an offset to research and development expenses. The refund of the grants is contingent on future sales and the Company has no obligation to refund these grants, if sales are not generated. The repayment of the grant is contingent upon the successful outcome of the research and development and the attainment of sales. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project by project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.


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

     C. Legal Claim

In July 1998, a former employee filed a claim against the Company stating that the Company is obligated to issue to him shares and to pay on his behalf any taxes relating to such issuance. The Company has previously granted this employee options to purchase shares for a substantial portion of the number of shares that is in dispute. In March 2, 2001 the Tel Aviv District labor court ordered that this matter would be referred to arbitrator. The Company believes that the resolution of this matter will not have a material adverse effect on its results of operations, liquidity and its financial condition.

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