Form 20-F
period 2003-12-31
METALINK LTD
filed 2004-06-30
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F
          o REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

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

                    Yakum Business Park, Yakum 60972, Israel
                    ----------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
          Title of each class Name of each exchange on which registered
          ------------------- -----------------------------------------
                  None                               None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                  Ordinary Shares, NIS 0.1 par value per share
                  --------------------------------------------
                                (Title of Class)

        Securities         for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             18,956,817 Ordinary Shares, NIS 0.1 par value per share

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

         "NML(TM)", "VDSLPlus(TM)", "WLANPlusTM" and "Total-VDSLTM" are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

                                                 TABLE OF CONTENTS

                                                                                              Page

                                                      PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
                  ADVISORS                                                                       1
ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE                                        1
ITEM 3.           KEY INFORMATION                                                                2
ITEM 4.           INFORMATION ON THE COMPANY                                                     20
ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                   31
ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                     43
ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY
                  TRANSACTIONS                                                                   56
ITEM 8.           FINANCIAL INFORMATION                                                          58
ITEM 9.           THE OFFER AND LISTING                                                          60
ITEM 10.          ADDITIONAL INFORMATION                                                         62
ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                  MARKET RISK                                                                    81
ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                  SECURITIES                                                                     82

                                                      PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                83
ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF
                  SECURITY HOLDERS AND USE OF PROCEEDS                                           83
ITEM 15.          CONTROLS AND PROCEDURES                                                        83
ITEM 16.          [RESERVED]                                                                     84

                                                     PART III

ITEM 17.          FINANCIAL STATEMENTS                                                           85
ITEM 18.          FINANCIAL STATEMENTS                                                           85
ITEM 19.          EXHIBITS                                                                       86




                                                      PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
                  ADVISORS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.       Selected Financial Data

         We have derived the following selected consolidated financial data presented below for each of the years ended December 31, 2003, 2002 and 2001 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data for the years ended as of December 31, 2000 and 1999 have been derived from audited financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements incorporated by reference to this annual report. Please see note 2 of our consolidated financial statements for an explanation of the number of shares used in computing per share data.



                                              Year Ended December 31,
                                  1999       2000        2001        2002       2003
                                 (In thousands, except share and per share data)
Statement of Operations Data:
Revenues                        $11,708    $ 23,302     $ 14,049   $ 6,636    $ 14,943
Cost of revenues:
 Costs and expenses               5,878       9,794        6,086     4,589       7,787
 Royalties to the Government
   of Israel                        209         469          364       144         388
Total cost of revenues            6,087      10,263        6,450     4,733       8,175
Gross profit                      5,621      13,039        7,599     1,903       6,768
Operating expenses:
  Gross research and
   development                    6,065      12,592       17,060    15,240      16,349
  Royalty bearing grant           1,965       3,381        3,457     3,213       3,394
  Research and development, net   4,100       9,211       13,603    12,027      12,955
  Sales and marketing, net        2,026       3,665        5,465     4,814       5,884
  General and administrative      1,138       3,042        3,526     2,884       2,560
  Non-cash compensation             382         791          745       799         612
Total operating expenses          7,646      16,709       23,339    20,524      22,011
Operating loss                   (2,025)     (3,670)     (15,740)  (18,621)    (15,243)
Financial income (expenses), net:
  Interest income (expenses), net   145       5,986        4,629     2,283       1,684
  Non-cash charge for warrants   (1,400)         -            -         -           -
  Total financial income
   (expenses), net               (1,255)      5,986        4,629     2,283       1,684
Net (loss) profit               $(3,280)    $ 2,316     $(11,111) $(16,338)   $(13,559)
Earnings (loss) per share:
   Basic                      $   (0.27)    $  0.13     $  (0.61) $  (0.89)   $  (0.73)
   Diluted                    $   (0.27)    $  0.11     $  (0.61) $  (0.89)   $  (0.73)
Shares used in computing earnings (loss) per ordinary share:
    Basic                     12,309,339  18,269,556  18,260,798 18,407,190  18,638,398
    Diluted                   12,309,339  20,773,382  18,260,798 18,407,190  18,638,398




                                                       As of December 31,
                                1999        2000         2001       2002        2003
         (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents   $    4,281   $  8,851      $ 15,946  $  9,158     $ 16,225
Short-term investments          42,816     86,268        64,967    20,691       12,967
Long-term investments            2,952     15,344         9,172    46,197       35,013
Working capital                 46,971     97,324        82,430    32,719       32,848
Total assets                    55,850    125,266       104,733    89,706       80,273

Shareholders equity             50,991    117,632        98,497    83,558       72,301


B.       Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

         You should carefully consider the following risks before deciding to purchase, hold or sell our stock. Set out below are the most significant risks, as identified by management, but we may also face risks in the future that are not presently foreseen. Our business, operating results or financial condition could be materially and adversely affected by these and other risks. You should also refer to the other information contained or incorporated by reference in this Report, before making any investment decision regarding our company.

Slowdown in the telecommunication industry might adversely affect our business and results of operations.

         Telecommunications service providers and their customers are the principal end-users of substantially all of our products. From time to time, the telecommunications industry in much of the world, including in our principal markets, has experienced significant downturns, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. For example, we experienced a significant decline in demand for our products in 2001 and 2002. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control. In addition, a market perception that these conditions could have an impact on our company may harm the trading prices of our shares, whether or not our business and results of operations are actually affected. During 2003 we experienced increases in demand for out products compared to 2002. We are unable to forecast accurately the timing of any long-term industry downturns or recoveries, or the duration of such downturns or recoveries.

         We are in the process of developing a high-throughput wireless local area networks (HT-WLAN) chipsets, which require substantial resources and the results of which are uncertain. In addition to DSL, we engage in the research and development of high-throughput wireless local area networks (HT-WLAN) chipsets. We cannot be certain that the results of this research and development will yield any revenues in the future. Our success with the wireless product line is challenged, among other things, by new technological barriers associated with wireless technologies, as well as with sales and marketing challenges associated with penetration a new market with no previous track record for us.

         Our long-term revenue growth depends on revenues generated by the high-throughput WLAN products.

         Our long term revenue growth depends on revenues generated by the high-throughput

WLAN products. This is a new market for Metalink, and we can not assure you that the development phase will succeed or that we will succeed in selling WLAN products in the future.

We have a history of operating losses.

         We have incurred significant operating losses since our inception, and we may not achieve operating profitability for the foreseeable future. We reported operating losses of approximately $15.7 million for the year ended December 31, 2001, $18.6 million for the year ended December 31, 2002, and $15.2 million for the year ended December 31, 2003. As of December 31, 2003, our accumulated deficit was approximately $47.5 million. We reported revenues of approximately $14.9 million for the year ended December 31, 2003. Despite the fact that we are making expenditures in anticipation of generating higher revenues, our revenues may not grow and may even decline. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase as necessary or if our expenses increase at a greater pace than our revenues, we will not likely be able to achieve, sustain or increase profitability on a quarterly or annual basis.

Our quarterly operating results are volatile. This may cause our share price to decline.

         Our quarterly operating results and revenues have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

o Our revenues depend upon the size, timing and shipment of orders for our chip sets, especially large orders from some of our customers. We do not receive orders in the same amounts each quarter;

o Our customers may not be able to forecast their needs or accurately or efficiently manage their inventory positions;

o Our limited order backlog makes revenues in any quarter substantially dependent on orders received and delivered in that quarter;

o        Customers may cancel or postpone orders in our backlog;

o The timing and level of market acceptance for existing chipsets, chipsets under development and new applications, or chipsets introduced by us or by our competitors, is uncertain;


o The need to enter into new markets and expansion in current market may delay revenues and cause additional expenses;

o The effectiveness of our customers in marketing and selling their DSL equipment;

o Our profitability can be affected by the payment of royalties and commissions to subcontractors such as intellectual property vendors or sales representatives;

o        Changes in pricing by us or our competitors;

o Unfavorable changes in the prices of the components we purchase or license;

o Because only a small portion of our expenses varies with our revenues, if revenue levels for a quarter fall below our expectations, our earnings will decrease;

o A delay in the receipt of revenue arising from postponement of orders by customers or, shipping delays of existing orders, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were, as a result, negatively impacted;

o The mix of chipsets sold and the mix of sales channels through which they are sold;

o Changes in resource allocation by our customers due to their operating budget cycles;

o Deferrals of customer orders in anticipation of new applications or new chip sets introduced by us or by our competitors;

o        Delays in delivery by the subcontractors who manufacture our chips;

o New definition of products needed for the markets we address;

o        Inventory write-offs and impairment of assets;

o General economic and market /sector conditions. Because of the variations which we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful or should necessarily be relied upon as indicators of future performance.

         Accordingly, our operating results may be below public expectations in future fiscal periods. Our failure to meet these expectations may cause our share price to decline.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

Relatively few customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or if we experience a loss of any of our significant customers, particularly, ADC Telecommunications Inc. and Motorola Next Level Communications, or suffer a substantial reduction in orders from these customers. In 2003, we had only two customers which accounted for more than 10% of our revenues, namely ADC and Motorola Next Level Communications, which accounted, directly and through their respective manufacturing subcontractors, for an aggregate of 40% of our revenues. We cannot be certain that these customers will maintain these levels of purchases or that they will even elect to continue working with us. We do not have contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. We expect that sales of our chipsets to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

If the market for DSL solutions does not continue to develop, we will not be able to sell enough of our chipsets to achieve, sustain or increase profitability.

         DSL solutions compete with a variety of different high-speed data transmission technologies, including cable modem, satellite and wireless technologies. If any technology that competes with DSL technology is more reliable, faster or less expensive, reaches more customers or has other advantages over DSL technology, the demand for our chipsets will decrease, and we may not sell enough of our chipsets to achieve, sustain or increase profitability.

Substantial sales of our chipsets will not occur unless end-customer telecommunication service providers increasingly deploy DSL systems.

         The success of our products is dependent upon the decision by end-customer telecommunication service providers to deploy DSL systems that include our chipsets and the timing of the deployment. Factors that will impact the deployment include:

o a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment. This process usually takes approximately a year in Europe and United States and around six months in the Asia Pacific region. During this process we are subject to numerous tests and trials, under which we may not continue to the final stage of commercial deployment. However, the above mentioned process may take longer than expected to conclude, for reasons we can not anticipate;

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

Evolving and current industry standards for DSL technologies could affect the end-market for our products.

         Evolving and current industry standards for DSL technologies could affect the end-market for our products. In particular this may have adverse effect on our VDSL business. Recently, the International Telecommunication Union ("ITU") has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete MultiTone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology. The ITU has also determined to develop a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Should the future deployment of VDSL chipsets require the VDSL2 standard of DMT only, our sales could be harmed unless we also develop DMT technology. Development of DMT technology may need larger investments and/or longer time to market compared to some of our competitors who already have the technology available.

If the DSL equipment manufacturers which utilize our chipsets are not successful in selling their systems, sales of our chipsets will decline significantly.

         We rely upon DSL equipment manufacturers, such as ADC and Motorola Next Level Communications, to integrate our chipsets into their DSL systems. If their systems are not successful, or they choose not to purchase our chipsets, or they fail to incorporate our chipsets into their systems, we will not be able to sell our chipsets to them in substantial quantities. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

Our chipsets may not adequately serve the needs of end users.

         Our chipsets are sold primarily through OEMs. Thus, the feedback that we receive with respect to the field performance of our chipsets from telecommunication service providers and their users may be limited. This may impair our ability to design chipsets that are responsive to the needs of the end users of our chipsets. This may harm the market acceptance of our chip sets.

Adoption of VDSL technology outside existing markets may be limited.

         At the moment VDSL deployment is occurring mainly in Korea and Japan. In other countries a high percentage of broadband subscribers are served with ADSL technology, with which our VDSL technology competes. However, should the market in all these other countries and our customers insist on getting ADSL and not VDSL, the potential growth of our VDSL products will be limited.

If we do not achieve "design wins" with equipment manufacturers during the design stage of a new product, we may be unable to secure production orders from these customers in the future.

         Once a DSL or a wireless equipment manufacturer has designed its system to include a particular supplier's chipset, the DSL/wireless equipment manufacturer may be reluctant to change its source of chipsets. Accordingly, the failure to achieve a customer to develop and test the chipsets within their system, or failure to achieve design wins with key DSL/wireless equipment manufacturers could create barriers to future sales opportunities. In addition, cooperation and review by potential customers of products in the development stages facilitates "design wins." Thus, our ability to achieve "alpha partner" cooperation will affect our long-term success.

We must develop new chipsets and new applications for our existing chipsets to remain competitive. If we fail to do so on a timely basis, we may lose market share.

The markets for DSL solutions such as ours are characterized by:

o        rapid technological changes;

o        frequent new product introductions;

o        changes in customer requirements; and

o        evolving industry standards.

Accordingly, our future success will depend to a substantial extent on our ability to:

o        invest significantly in research and development;

o develop, introduce and support new chipsets and new applications for existing chipsets on a timely basis;

o        gain market acceptance of our chipsets;

o        successful cost reduction activities;

o        anticipate customer requirements; and

o        comply with industry standards.

         We may not be able to complete the development and market introduction of new chipsets or new applications successfully. If we fail to develop and deploy new chipsets and new applications on a timely basis, we may lose market share to our competitors and our revenues will decline.

Because competition in the market for our solutions is intense, we may lose market share, and we may be unable to achieve or maintain profitability.

         Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors include Conexant Systems, Inc., Infineon Technologies AG and Ikanos Communications Inc. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chipset providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL chipset component into existing products in a manner that renders our chipsets obsolete.

Competition may result in lower prices and a corresponding reduction in our ability to recover our costs. This may impair our ability to achieve or maintain profitability.

         We expect that price competition among DSL chipset suppliers will reduce our gross margins in the future. We anticipate that average selling prices of DSL chipsets will continue to decline as product technologies mature. Since we do not manufacture our own chipsets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger and have greater resources than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than we are. Declines in average selling prices will generally lead to declines in gross margins for chipsets. If we are unable to recover costs, we will likely be unable to achieve profitability.

In order to attain and maintain profitability, we must manage our resources effectively in a volatile market.

         We are actively expanding our operations. We had 152 employees at December 31, 2002 and 161 employees at December 31, 2003. The growth of our business has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must also implement sophisticated inventory and control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization as a public company.

To manage resources effectively, we must:

         improve and expand our Management Information Systems ("MIS"). Specifically, in January 2001, we implemented a new Enterprise Resources Planning ("ERP") system - "Oracle Application System" - in order to manage our information systems. The new system supports the control of our operations. In order to better manage our organization to deal with potential growth in the future, we are considering implementation of additional modules and enhanced existing ones in the ERP system;

- As a company with publicly traded shares, adopt additional processes to ensure compliance with securities regulations;

- hire, train, manage and retain qualified employees for current business and especially when the business is growing, and, when industry conditions decline, reduce the workforce; and

- effectively manage relationships with our customers, subcontractors, suppliers and other third parties.

         We cannot assure you that we have made adequate allowances for the costs and risks associated with this expansion, that our current and future systems, procedures or controls will be adequate to support our operations or that our management will be able to offer and expand our product categories successfully. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to record and report financial and management information on a timely and accurate basis or otherwise manage our expanding operations. If we are unable to do so effectively, our revenues may not increase, our costs of operations may increase and our business may be harmed.

Because we operate in international markets, we are subject to additional risks.

We currently offer our chipsets in a number of countries, through independent sales representatives and distributors, and we intend to enter additional geographic markets. Our business is subject to risks which often characterize international markets, including:

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

o        the impact of regional epidemics;

o        fluctuations in exchange rates; and

o        potentially adverse tax consequences.

o        Language and cultural differences

         These risks may impair our ability to generate revenues from our increased global sales efforts.

Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated revenues.

         We incur substantial product development and marketing expenditures prior to generating associated revenues. We do not receive substantial orders for our chipsets during the period that potential customers test and evaluate our chipsets. This period typically lasts from six to twelve months or longer, and volume production of products that incorporate our chipsets typically does not begin until this test and evaluation period has been completed. As a result, a significant period of time may elapse between our product development and sales efforts and any realization by us of revenues from volume ordering of our chipsets by our customers, or we may never realize revenues from our efforts.

Because we do not have long-term contracts with our customers, our customers can discontinue purchases of our chipsets at any time.


         We sell our chipsets based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chipsets. Our customers can generally cancel or reschedule orders upon short notice. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our chipsets. Rather, it is a decision by a customer to use our chipsets in the design process of that customer's products. A customer can discontinue using our chipsets at any time.

We currently rely on a limited number of subcontractors to manufacture and assemble our chips.

         We currently rely on a single subcontractor for the manufacture of each chip included in our chipsets and on a limited number of subcontractors for the assembly of finished chips and other related services. Our subcontractors manufacture, assemble and test our chips in Singapore, the Republic of China (Taiwan), and the United States. These subcontractors currently have limited manufacturing capacity, which may be inadequate to meet our demand. If the operations of our subcontractors were halted, even temporarily, or if they were unable to operate at full capacity for an extended period of time, we could experience business interruption, increased costs, loss of goodwill and loss of customers. Delays in the manufacture of chipsets are typical in our industry, and we have experienced these delays in the past. Regional epidemics, such as SARS, could also have a negative impact on our suppliers.

We are dependent upon a limited number of suppliers of key components.

         We currently obtain key components from a single supplier or from a limited number of suppliers. We generally do not have long-term supply contracts with our suppliers. These factors subject us to the following risks:

         delays in delivery or shortages in components could interrupt and delay the manufacturing and delivery of our chipsets and may result in cancellation of orders by our customers;

o suppliers could increase component prices significantly and with immediate effect;

o we may not be able to develop alternative sources for chipset components, if and as required in the future;

o suppliers could discontinue the manufacture or supply of components used in our chipsets. In such event, we might need to modify our chip sets, which may cause delays in shipments, increased manufacturing costs and increased chipsets prices; and

o we may hold more inventory than is immediately required to compensate for potential component shortages or discontinuance.

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

Undetected hardware and software errors may increase our costs and impair the market acceptance of our chipsets.

         Our chipsets may contain undetected errors. This may result either from errors we have failed to detect or from errors in components supplied by third parties. These errors are likely to be found from time to time in new or enhanced chipsets after commencement of commercial shipments. Because our customers integrate our chipsets into their systems with components from other vendors, when problems occur in a system it may be difficult to identify the component which has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection of the errors. We may incur significant warranty and repair costs related to errors, and we may also be subject to liability claims for damages related to these errors. The occurrence of errors, whether caused by our chipsets or the components of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our chipsets.

Our success depends on our ability to attract, train and retain qualified engineers and sales and technical support personnel.

         As our business continues to grow, we will need to hire additional engineers and highly trained technical support personnel in Israel, North America, Europe and in the Asia Pacific region. We currently have a small technical support staff. To support any growth, we will need to increase our technical staff to support new customers and the expanding needs of existing customers as well as our continued research and development operations.

         Hiring highly qualified engineers and technical support personnel is competitive in our industry, due to the limited number of people available with the necessary skills and understanding of our products. Our success depends upon our ability to attract, train and retain highly qualified engineers and technical support personnel.

         Our chipsets require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. As competition for qualified sales personnel continues, we may not be able to hire sufficient sales personnel to support our marketing efforts.

We are dependent on our key personnel, in particular Tzvi Shukhman, our chief executive officer, the loss of whom would negatively affect our business.

         Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Tzvi Shukhman, our chairman and chief executive officer. All of our employees have entered into employment contracts with us except for Mr. Shukhman. Although Mr. Shukhman does not have an employment agreement, the shareholders voted in November 2003 to approve his service as chairman of the board and chief executive officer for an additional three years period. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Tzvi Shukhman, other members of senior management or other key personnel could negatively affect our business.

A majority of the Company's outstanding shares are held by two individuals, who exert significant control over the Company's direction.

         At May 31, 2004, 10,842,016 ordinary shares (56.8%) are held by Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company. Mr. Shukhman is also our chairman and chief executive officer. Currently, Messrs. Shukhman and Rozenberg control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

         In 2003, Messrs. Shukhman and Rozenberg filed a registration statement with the Securities and Exchange Commission relating to the sale of 10,565,651 shares. Were they to sell all of those shares, they would no longer have the ability to direct the voting of those shares, and new management could be elected.

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

         Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently own three unregistered trademarks, two patents in Israel and three patents in the United States. We have also filed one additional patent application in the United States. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

Our products may require licensing of the intellectual property rights of others.

We incorporate certain third party technology into our products, including memory cells, input/output cells and core processor logic. Were we unable to use or license these technologies on commercially viable terms, we could sustain damage to our margins. If these third party technologies contain or develop defects, we may be subject to warranty or other claims that could damage our business.



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

o        sales of ordinary shares;

o        announcements by us or our competitors of significant events; or

o sales by controlling shareholders that change materially the number of shares available for trading in the public market.

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

         If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive Foreign Investment Company ("PFIC") for U.S. federal income tax purposes. We were a PFIC during the years 2001, 2002 and 2003, but have not yet determined whether we are likely to be characterized as a PFIC for 2004.

These considerations, and other tax considerations, are described in additional detail under the caption "Taxation" at Item 10(E) of this Report.


Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

         Our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" between Israel and the Palestinians is uncertain and has deteriorated due to on-going violence between Israelis and Palestinians. Moreover, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses. Some of our directors, officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of one or more of our officers or key employees, or a significant number of other employees because of military service. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by directors, officers or employees could harm our business.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

         Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of us. The Israeli Companies Law generally requires that a merger be approved by a company's board of directors and by a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days' notice. For purposes of the shareholder vote of each potential merger partner, unless a court rules otherwise, the merger will not be deemed approved if a majority of the ordinary shares not held by the other party to the merger (or any party person who holds 25% or more of the shares or has the right to appoint 25% or more of the directors of the other party to the merger, or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

         The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares.

         Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

         These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition of us. This could depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

Because substantially all of our revenues are generated in U.S. dollars while a portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar or if the NIS is appreciated against the U.S. dollar.

         We generate substantially all of our revenues in dollars, but we incur a portion of our expenses, principally salaries, related personnel expenses and occupancy expenses in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. In 2003 the NIS was appreciated against the dollar in the rate of 7.5% while the rate of deflation was 1.9%. If the dollar costs of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected.

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

         We are incorporated in Israel. The majority of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Service of process upon our directors and officers named herein may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

         There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

o adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

o the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

o the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

o the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

         If a foreign judgment is enforced by an Israeli court, it generally will be payable in new Israeli shekels, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in new Israeli shekels at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in new Israeli shekels ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.


We derive certain tax benefits under Israeli law from our status as an "approved enterprise," and other tax and program benefits under Israeli law. Such benefits may require us to satisfy certain conditions, or may be reduced or eliminated in the future. Our potential tax liability could increase if we fail to meet such conditions, or if such programs are reduced or eliminated.

Several of our capital investments have been granted "approved enterprise" status under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investments Law. The Investments Law will expire on June 30, 2004, unless its terms will be extended. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. This program and others that can have a material tax impact on us or on our shareholders, are described in detail under the caption: "Taxation" at Item 10 (E) of this Report.

The government programs and benefits in which we currently participate or which we currently receive require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase our costs and taxes and could impact our manufacturing operations.

We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a significant portion of our research and development expenditures in Israel and we intend to apply for additional grants in the future. With regard to grants from the Office of Chief Scientist, see Item 10-Additional Information-Taxation-Grants under the Law for the Encouragement of Industrial Research and Development, 1984.



ITEM 4.           INFORMATION ON THE COMPANY

A. History and Development of the Company

         Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. In September 2000, we moved our principal executive offices from Tel-Aviv to a new location at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960- 5555. Our agent for service in the United States is our subsidiary, Metalink Inc., 105C Lake Forest Way, Folsom, California 95630, and its telephone number is 916-355-1580.

         In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the NASDAQ National Market under the symbol "MTLK". In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares. As of December 3, 2000, our ordinary shares are traded also on the Tel-Aviv Stock Exchange.

         During the period between December 2000 and April 2001 we have purchased at market price at broker transactions 898,500 of our ordinary shares for approximately $9.88 million, pursuant to a repurchase program authorized by our board and approved by the Tel Aviv District Court.

         Capital expenditures were approximately $2 million for year 2003. The expenditures were principally for capital equipment and software used in our research and development and manufacturing activities.

B.       Business Overview

General

         We design, develop and market digital subscriber line (DSL) chipsets used by manufacturers of telecommunication equipment. Our chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems. Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We are a leader in DSL semiconductor technology because of our expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over eight million of our chips to original equipment manufacturers (OEMs) that incorporate our chipsets into their own products. These OEMs have sold products containing our chipsets to telecommunication service providers throughout the world.

         We have recently determined to engage in the research and development of high-throughput wireless local area networks (HT-WLAN) chipsets. Solutions under this category enable transport of digital broadband media including video, voice and data at significantly higher rates than conventional wireless local area networking (WLAN) solutions.

Products and Technology

         We offer a broad suite of DSL chipset solutions. A typical chipset consists of an analog front-end (AFE) device and a digital device. The AFE serves as an interface between the analog signals transmitted along the copper wire and the digital device. The AFE performs various analog signal-processing functions, such as converting the analog signals into digital format and vice-versa. The digital device include multiple functions including the transceiver (DSP) section implementing the modulation and demodulation of the digital signal, the framer section which serves as an interface between the DSP functional block and the digital network system. In some cases the digital device may contain additional functionality such as a network processor, higher layers processing etc.

         Our chipsets support the transmission of digital transmissions over copper wire using different line codes, including two bit per quadrant (2BlQ), pulse amplitude modulation (PAM) and quadrature amplitude modulation (QAM). Each of our chipsets is software programmable to meet the specific needs of each customer. This enables the implementation of multiple DSL configurations a broad range of transmission rates, performance enhancement, various networking protocols support and feature upgrades in compliance with various industry standards.

         HDSL. HDSL is a cost-effective alternative to traditional repeatered T1 (in North America) and El (in the rest of the world) transmission services, which generally offer transmission speeds of 1.5 or 2.0 megabits per second,
(Mbps). The HDSL system creates a link
between the central office and a customer network premise over unconditioned copper wire. T1 HDSL has been standardized by the American National Standards Institute, or ANSI, and allows the transmission of 1.544 Mbps over two copper wire pairs using 2BlQ line code. El HDSL has been standardized by the European Telecom Standards Institute (ETSI) and allows the transmission of 2.320 Mbps over either one, two or three copper wire pairs, depending on the operator's deployment strategy and generally uses the 2BlQ line code. ETSI's specifications for 1-Pair HDSL were also adopted by the ITU. We currently offer El HDSL for 1-Pair, 2-Pair and 3-Pair copper wire configurations and a T1 HDSL which is a 2-Pair configuration, each of which uses 2BlQ line coding. We were the driving force in setting the ETSI standard for 1-Pair El HDSL solutions.

         SDSL. Similar to HDSL, SDSL uses 2BlQ encoding to offer a symmetric link over a single copper wire at maximum symmetric rates of 2.320 Mbps. SDSL is used by competitive local exchange carriers, or CLECs, to allow their business customers cost effective access to the network, including high-speed access to the Internet and remote local area networks (LANs), integrated with multiple transmissions of voice channels and video conferencing. To date, the SDSL technology has been recognized as an accepted specification and is not likely to be adopted as a formal standard by any of the standardizing bodies. We currently offer chipsets for SDSL-based systems in various configurations.

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

         G.SHDSL. G.SHDSL improves on the SDSL and HDSL technologies by providing rate adaptive solutions at rates of up to 2.320 Mbps, while increasing the maximum range of transmissions by 20%, compared to that allowed by the legacy technologies. G.SHDSL supports various encoding technologies, including the technologically-advanced Trellis coded PAM-16. We contributed to the standardization of G.SHDSL, and we have developed proprietary algorithms for the efficient implementation of this technology. During the year 2001, we completed the development and integration of our first generation SHDSL solution that includes an eight-port G.SHDSL digital device, a single port G.SHDSL digital device and an single port G.SHDSL analog front end. During 2002 we also completed the development of a second generation digital device optimized for T1/E1 transport applications. This device, incorporated the entire digital functionality of a T1/E1 transport application combining the DSL transceiver and framer, T1/E1 framer, host processor and RAM. To the best of our knowledge, this is the only device available in the market with such high levels of optimization and integration for T1/E1 transport applications. We offer a variety of SHDSL products for CO, CPE and repeater applications which are being installed in major operator networks including Deutsche Telekom, France Telecom, Telecom Italia and British Telecom. During 2003 the ITU has completed an enhancement to the G.SHDSL recommendation known as G.SHDSL.bis addressing enhancements such as extended per pair bit rates and multi-pair aggregation. At the same time the IEEE 802.3ah task-group is working on a specification for delivering Ethernet in the first mile using SHDSL and SHDSL.bis technologies. We anticipate these new standards and their derived applications to be key drivers in the development of the symmetric DSL market and our product introduction into this segment.

         VDSL. VDSL technology defines very high transmission rates over a single copper wire pair. This includes symmetric transmission at a rate of over 40 Mbps and asymmetric transmission of over 100 Mbps downstream. VDSL is typically deployed in combination with an optical network unit. This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses. The unit multiplexes the bandwidth of tens to hundreds of subscribers onto a single fiber that carries the information to the central office. VDSL applications include high bandwidth data, multiple video and voice channels, High Definition TV (HDTV), broadband access and broadband wide area networks (WANs). VDSL technology has been standardized by ANSI, ETSI and the ITU and is currently at its standardization stage in IEEE. We are an active participant in all these standardization processes. In 2003 the standards working group in the ANSI developed an American National Standard for VDSL using Multi Carrier Modulation
(DMT) and a Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM). Recently, the ITU has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete MultiTone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology. ITU has also decided to develop a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Should the future deployment of VDSL chipsets require the VDSL2 standard of DMT only, our sales could be harmed unless we also develop DMT technology. We have developed powerful algorithms for VDSL, including NML, that optimize the performance in the operating environment. During 2001, we finished the development and started integration of two generations of VDSL solutions, including a single port 2-band digital device, a single port 4-band digital device, a dual port 3-band device and a single port 4-band analog front end. To the best of our knowledge these devices were the first available standard compliant solutions according to the quadrature amplitude modulation (QAM)-based ETSI and ANSI standards. During 2002 we completed the development of our 3rd generation VDSL product family including a Quad and Single port full 4-band VDSL devices. These devices address the Ethernet over VDSL (EoVDSL) market requirements which are rapidly evolving in the Asia-Pacific region. To the best of our knowledge, the Quad device was the first to integrate four full 4-band standard VDSL ports in a single package. We are in the process of introducing our 4th generation VDSL product family to the market. This family incorporate our VDSLPlus technology which is capable of delivering over 100 Mbps asymmetric bit rates over a single copper pair.

The following is a table of our proprietary chips which form the chipsets offered by us to our customers:



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

MtH 2470 Dual     Advanced, low-power integrated dual                  3Q99                      2.320
                  DSP and dual framer

MtS 870           Octal SHDSL transceiver/framer                       4Q00                      4.640
MtS 170           Single SHDSL transceiver frame                       1Q01                      4.640
MtS 140           Single SHDSL AFE                                     4Q00                      4.640
MtS 142           Single SHDSL/HDSL2/HDSL4 AFE with integrated         2Q01                      4.640
                  line-driver
MtS180            SHDSL/HDSL2/HDSL4 system on a chip for T1/E1         1Q02                      4.640
                  /TDM transport applications
MtS172            SHDSL/HDSL2/HDSL4 transceiver with integrated T1/E1  2Q02                      4.640
                  framer

MtV 9370          Dual VDSL transceiver/framer for 3-band applications 3Q01                     52

MtV 9141          VDSL AFE for 2,3 and 4-band applications             4Q01                     52

MtV 9172          Single trunk 2/3/4-band VDSL transceiver with        4Q02                     60
                  integrated MAC for Ethernet & ATM applications
                  (ONU & NT)
MtV 9470          Quad 2/3/4-band VDSL transceiver for Ethernet        4Q02                     60
                  applications  (ONU)
MtV 9473          Quad 2/3/4/5-band VDSL transceiver for Ethernet      1Q04                    100
                  applications (ONU)
MtV 9273          Single trunk 2/3/4/5-band VDSL transceiver with      1Q04                    100
                  integrated MAC for Ethernet & ATM applications
                  (ONU & NT)
MtV 9143          VDSL AFE for 2,3,4 and 5-band applications           1Q04                    100

MtV9120           VDSL Line Driver for 2,3,4 and 5-band applications   1Q04                    100




     The following table enumerates our product applications:


chipset Applications                      Products                            Configuration


Octal G.shdsl SHDSL CO application MtS870 Each chipset consists of one octal DSP
/ framer and eight AFE chips.
                                           MtS140 OR
                                           MtS142       DSP / framer and eight AFE chips.

G.shdsl CPE application MtS170 Each chipset consist of a single DSP / framer chip and a single AFE chip.
                                           MtS140 OR
                                           MtS142        / framer and a single AFE chip.

Single pair T1 HDSL2 and E1 G.SHDSL MtS170 Each chipset consist of a single DSP
/ framer chip and a single AFE chip.
                                           MtS140 OR
                                           MtS142       / framer and a single AFE chip.


Two pair T1 HDSL4 and E1 G.SHDSL MtS170 Each chipset consist of a two DSP / framer chip and two AFE chips.
                                           MtS140
                                           MtS142

Single pair T1 HDSL2                       MtS180           Each chipset consist of a single
                                           MtS142           DSP / framer chip and a single AFE
                                                            chip.

Two                                        pair T1 HDSL4 MtS180 Each chipset
                                           consist of a single MtS172 System on
                                           Chip, single DSM/Framer MtS142 and
                                           two AFE devices.

CO/ONU                                     dual three band VDSL application
                                           MtV9370 Each chipset consist of a
                                           DSP/ MtV9141 framer chip and two AFE
                                           chips.

CO/ONU                                     Quad four-band EoVDSL application MtV
                                           9470 Each chipset consist of a
                                           MtV9141 DSP/framer chip and four AFE
                                           chips

EoVDSL CPE four band VDSL application      MtV9172          Each chipset consist of a single
                                           MtV9141          DSP / framer chip and a single AFE
                                                            chip.

CO/ONU                                     Quad five-band EoVDSL application MtV
                                           9473 Each chipset consist of a
                                           MtV9143 DSP/framer chip and four AFE
                                           chips MtV9120 and four line driver
                                           chips

EoVDSL CPE five band VDSL application      MtV9172          Each chipset consist of a single
                                           MtV9141          DSP / framer chip two AFE chips and
                                           MtV9120          a single line driver chip.



Older products are approaching a point of obsolescence, and as the market for those products diminishes we will slow or stop production of those parts.






Customers

         Our customers, telecommunication equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunication service providers. Since we commenced operations in 1993, we have shipped over eight million of our chips to our customers, or OEM partners, including ECI, Marconi, Alcatel, Schmid, ADC, Motorola Next Level Communications, Primetech, RAD, TUT and others. These chips are used in telecommunication equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chipsets and these customers could cease purchasing our chipsets, at any time.

Our chipsets are being incorporated into the following systems:

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

         These service providers include incumbent local exchange carriers or ILECs, CLECs and Internet service providers.

         The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                              Year ended December 31,
                                         2 0 0 3    2 0 0 2       2 0 0 1
                                              (in thousands)
Revenues:
United States                             $ 4,101   $  1,285   $  680
Korea                                       2,370         45       14
Israel                                      1,842      3,170    3,070
Mexico                                      1,784         -        -
Italy                                       1,120        913      326
Canada                                        313         93    2,989
Switzerland                                    92        144    5,329
Other foreign countries (mainly European)   3,321        986    1,641
                                          $14,943   $  6,636  $14,049


Sales and Marketing

         We have established a worldwide network of independent sales representatives and distributors. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to our customers.

         We have sales representatives in the following countries:

         Europe: Austria, Germany,  Italy, Poland, Portugal  and Spain.

Asia: Republic of China (Taiwan), People Republic of China (Mainland China), Japan, and South Korea.

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

         Our marketing strategy focuses on key customer sponsorships to promote early adoption of our chipsets in the products of DSL equipment manufacturers who are market innovators and market leaders. Through our ongoing relationships, customers provide us with feedback on product specifications and applications while participating in product testing simultaneously with our certification process. This approach accelerates customers' time to market, enables us to achieve early design wins and volume commitments for our chipsets.

         We intend to continue to invest resources in marketing communications efforts, including participation in trade shows and trade events and direct marketing campaigns. These efforts are directed at enhancing our brand recognition and building our reputation as a leading developer of DSL chipsets, as well as our customer service and responsiveness.


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

         As of May 31, 2004 our research and development staff consisted of 102 employees. Research and development activities take place at our facilities in Yakum, Israel and at the design centers of our subsidiary in Folsom, California, and Atlanta, Georgia. We intend to continue adding research and development personnel in the near future. We deploy standard procedures for the design, development and quality assurance of our new product developments.

         The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, encourages research and development projects which result in products for export. Since 1995, we received grants from the Office of the Chief Scientist for the development of our products. In addition, we have recently launched a research project, under the sixth framework program of the European Commission, under which we are entitled to grants based on certain approved expenditures of a research and development plan. See "Item 5-Operating and Financial Review and Prospects-Operating Results-Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing products.

Manufacturing

         We do not own or operate a semiconductor fabrication facility. As a fabless provider of chipsets, we subcontract our entire semiconductor manufacturing to third party contractors. Our chipsets are delivered to us fully assembled and tested based on our proprietary designs. The use of the fabless model allows us to focus substantially most of our resources on determining customer requirements and on the design, development and support of chipsets and to have significantly reduced capital requirements.

         We currently subcontract our semiconductor wafer manufacturing to Chartered Semiconductor Manufacturing Corporation in Singapore, and to Taiwan Semiconductor Manufacturing Company (TSMC) in Taiwan. The packaging and testing of our chipsets is performed by Singapore Technologies Assembly and Test Services (STATS), and Advanced Semiconductor Engineering Inc. in Taiwan. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us. All of the fabrication, assembly and test facilities are ISO 9002 / QS9000 / SAC certified. None of our chipsets is currently manufactured by more than one contractor. In the event one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the effected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

         We intend to continue for the foreseeable future to rely on third parties for substantially all of our wafer manufacturing, assembly and test requirements. All of our subcontract manufacturers produce products for other companies. We do not have long-term manufacturing, packaging and testing agreements with any of our subcontractors, except for one foundry, which has yet to perform any production for us. Most of our foundries, and packaging and testing subcontractors are not obligated to supply us with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by one of our subcontractors.

         We must place orders at least 16 to 20 weeks in advance of expected delivery. As a result, we have only a limited ability to react to fluctuations in demand for our chipsets, which could cause us to have excess or a shortage of inventory of a particular chip.

Proprietary Rights

         We rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. We own unregistered trademarks for the names NML, VDSLPlus, "WLANPlus and Total-VDSL. We do not currently own any registered copyrights.

         In addition, our NML technology is protected by two patents in Israel and three patents in the United States. One of the two Israeli patents was issued in favor of us following a settlement agreement we entered into with an opposing company. Most of our chipsets design is based on the NML technology. If that technology was not protected, or if it was deemed to be infringing on third party intellectual property rights, we would incur significant costs and competitive disadvantages in redesigning our products. We have filed additional patent application in the United States. This application may not result in any patent or patents being issued and, if issued, the patent may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents. Our existing patents expire in 2015.

Competition

         The DSL and the wireless chipset market is intensely competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

         We believe our principal competitors in the DSL market for HDSL, SDSL, HDSL2 and G.SHDSL products include, Conexant (GlobespanVirata), Infineon and Mindspeed. Our principal competition for VDSL QAM based products include Infineon. Other competitors offering VDSL DMT based products include ST Microelectronics and Ikanos. In addition to these competitors, there have been announcements by other integrated circuit companies that they intend to enter the VDSL chipset market, specifically ADSL IC companies targeting introduction of VDSL DMT products and potential additional VDSL QAM product makers.

         We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chip set providers and emerge as significant competitors. For example, in March 2004, two of our principal competitors, GlobespanVirata and Conexant, announced the completion of the merger. Said merger may adversely effect our market share and as a result might adversely effect our result of operations. In addition, competitors may bundle their products or incorporate a DSL chipset component into existing products in a manner that renders our chipsets obsolete.

         Further, some of our customers face competition from companies, which design their own chipsets. Because these companies do not purchase all of their chipsets from suppliers such as us, if these competitors displace our customers, our customers would no longer need our chipsets, and our business would be seriously harmed.

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

         As the DSL market matures, the industry may become subject to increasing price competition driven by the lowest cost providers of chipsets. We anticipate that average per unit selling prices of DSL chipsets will continue to decline as product technologies mature. If we are unable to reduce our costs sufficiently to offset declines in the average per unit selling prices or are unable to introduce new higher performance products with higher average per unit selling prices, our operating results will be seriously harmed. Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chipsets in response to declining average per unit selling prices. Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition and may use our subcontractors manufacturing capacity causing us difficulties in supply form said manufacturers. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

C.       Organizational Structure

         See "Item 5-Operating and Financial Review and Prospects-Overview"

D.       Property, Plants and Equipment

         Our headquarters and principal administrative, finance, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. The lease expires in September 2010. In the United States, we lease approximately 10,000 square feet of office space in Folsom, California (the Folsom Lease") and 1,300 square feet of office in Atlanta Georgia. The Folsom Lease will expire in March 2005, and we will have the option to extend the lease for two additional five-year periods. In South-Korea, we lease approximately 1,100 square feet in Seoul. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future. The facilities are used primarily for product design, sales and administrative functions.

         Total rent expenses for the years ended December 31, 2003, 2002 and 2001 were $983,000, $936,000and $957,000, respectively. The projected payments for 2004 are approximately $1,077,000.


ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

         We are a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public, home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Metalink's wireless solutions, MIMO-based WLANPlus, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications.

        We
believe that leveraging our expertise in the wireline broadband silicon industry to enter the wireless silicon industry will provide us with the opportunity to tap a market with significant growth potential. Entering the wireless market successfully would permit us to expand our revenue beyond what would be possible competing solely in the wireline market.

        Accordingly, we have reallocated
research and development resources and budgeting to address both markets.

         We are undertaking this initiative at a time when the wireline telecommunications business is showing improvement, but because of our experience in recent years, we do not wish to rely solely on the wireline market.

         The 2001 decline in the telecommunications industry, at a time when we had begun expanding our R&D and other expenditures, caused an operating loss of $15.7 million. During 2002, during a time of even further industry declines, we cut expenditures, but still sustained an operating loss of $18.6 million. Our 2003 revenues more than double from 2002, and surpassed those of 2001, but we expanded our R&D efforts and the operating loss was $15.2 million.

         We were incorporated in September 1992 under the laws of the State of Israel. From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunication equipment manufacturers. We shipped our first chipset in the fourth quarter of 1994. Since that time, we have continued to focus on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In addition, in 1997, we established a wholly owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware and is headquartered in Northern California. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. In 1999, we established our Northern California research and development design center, and in 2003 we established our Atlanta research and development design center for our wireless activities, both are part of Metalink Inc. In 2003, we established a wholly-owned subsidiary in South Korea, Metalink Asia Pacific Ltd. Metalink Asia Pacific is involved in introducing and promoting the sale of our products in South Korea.

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

Revenue recognition

         Revenue from product sales is recognized upon shipment to the customer, when the risk of loss has been transferred to the customer, price and terms are fixed, and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Our revenue recognition policy is significant because our revenue is a key component of our operations. In addition, our revenue recognition determines the timing of certain expenses, such as sales commissions. Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength, as demonstrated by its financial reports or through a third-party credit check. In some cases, we secure payments by a letter of credit or other instrument.

Inventories

         Inventories are stated at the lower of cost or market. Cost is determined on a moving average basis. We regularly review inventory values and quantities on hand and write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item's past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

A.       Operating Results

General

         Revenues. Our revenues are derived from sales of our chipsets to our customers with which we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2003, two customers accounted for approximately 40% of our revenues.

         We sell our chipsets in North America, Asia and Europe through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2003, approximately 40% of our sales were to customers in Europe and Israel, 41% in North America and 19% in Asia.

         Cost of Revenues. Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, depreciation and amortization of equipment used in the manufacturing process, salaries and other personnel related expenses for those engaged in operations, fees for subcontractors who manufacture, assemble and test our chipsets, and other overhead expenses and royalties paid to the Government of Israel and to certain third parties.

         Gross Research and Development. Research and development expenses consist primarily of salaries and other personnel related expenses for those engaged in the design, development and enhancement of our products, software license fees, depreciation and amortization of equipment used in research and development, and other overhead expenses. Research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives. We expect these expenses to increase in the future as we continue to develop new products and product applications.

         Research and Development, Net. The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. In 2001, 2002 and 2003, we received grants from the Office of the Chief Scientist for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

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

         General and Administrative. General and administrative expenses consist primarily of salaries and other personnel related expenses for executive, accounting and administrative personnel, professional fees, and other general corporate expenses. As we incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

         Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses consist of the charge incurred by us arising from the grant of options to purchase our ordinary shares. These expenses are recorded and charged to our earnings over the vesting period of the options. We have recorded a total of $5,279,000 of deferred stock compensation as of December 31, 2003. We have incurred amortization of deferred stock compensation expenses of $745,000 in 2001, $799,000 in 2002 and $612,000 in 2003.

         We expect to recognize stock compensation expenses of approximately $199,000 in 2004, $17,000 in 2005 and $5,000 in 2006. We cannot guarantee, however, that we will not accrue additional stock compensation expenses in the future or that our current estimate of these costs will prove accurate, either of which events could seriously harm our business and results of operations.

         Financial Income, Net. Financial income, net consists primarily of interest earned on marketable debt securities and certificates of deposits in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and bank commissions.

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

         The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations. The data is as follows:

                                                      Year Ended December 31,
                                                   2001       2002        2003

Revenues                                            100%      100%        100%
Cost of revenues:
Costs and expenses                                   43        69          52
Royalties to the Government of Israel                 3         2           3
Total Cost of revenues                               46        71          55
Gross profit                                         54        29          45
Operating expenses:
Gross research and development                      121       230         110
Royalty bearing grant                                24        48          23
Research and development, net                        97       182          87

Sales and marketing                                  39       73           39
General and administrative                           25       43           17
Non-cash compensation                                 5       12            4
Total operating expenses                            166      310          147
Operating loss                                     (112)    (281)        (102)
Financial income, net                                33       34           11
Net loss                                            (79)%   (247)%        (91)%


Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         Revenues. Revenues in 2003 were $14.9 million, an increase of $8.3 million compared with revenues of $6.6 million in 2002. The increase in revenues is primarily attributable to sales generated from our VDSL products mainly in North America and in Asia, and increased demand for our SHDSL products from existing and new customers.

         Cost of Revenues. Cost of revenues was $8.2 million in 2003, an increase of $3.5 million compared with cost of revenues of $4.7 million in 2002. This increase is primarily attributable to the increase in revenues. Cost of revenues as a percentage of revenues decreased to 55% in 2003 from 71% in 2002, primarily attributable to the increase in revenues volume.

         Gross Research and Development Expenses. Gross research and development expenses were $16.3 million in 2003, an increase of $1.1 million compared with gross research and development expenses of $15.2 million in 2002. This increase is primarily attributable to enhancement of our Wireless LAN products research and development effort offset partially by a decrease in our DSL products research and development expenses. Inclusive of stock based compensation charges, Gross research and development expenses were $16.5 million in 2003, an increase of $1.1 million compared with gross research and development expenses of $15.4 million in 2002. Gross research and development as a percentage of revenues decreased to 110% in 2003 from 230% in 2002 primarily attributable to the increase in revenues volume, offset by increase in gross research and development expenses mentioned above. Inclusive of stock based compensation charges, Gross research and development as a percentage of revenues decreased to 111% in 2003 from 232% in 2002.We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

         Research and Development, Net. Grants from the Office of the Chief Scientist, totaling $3.4 million in 2003 compared with $3.2 million in 2002, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $13 million in 2003, or 87% of revenues, compared with $12 million in 2002, or 182% of revenues. As grants were approximately the same in both 2002 and 2003, the decrease in research and development, net, as a percentage of revenue is primarily attributable, to the increase in revenues volume, offset by increase in gross research and development expenses mentioned above.

Sales and Marketing. Sales and marketing expenses were $5.9 million in 2003, an increase of $1.1 million compared with sales and marketing expenses of $4.8 million in 2002. This increase is primarily attributable to our growing sales and marketing efforts in the Asia Pacific region that included the development of new sales channels and the resulting increase in personnel and travel expenses, in addition to marketing costs attributable to VDSL standards. Sales and marketing expenses, as a percentage of revenues, were 39% in 2003 compared to 73% in 2002 primarily attributable to the increase in revenues volume.

         General and Administrative. General and administrative expenses were $2.6 million in 2003, a decrease of $0.3 million compared with general and administrative expenses of $2.9 million in 2002. This decrease is primarily attributable to decrease in salary expenses. Inclusive of stock based compensation charges, General and administrative expenses were $2.7 million in 2003, a decrease of $0.5 million compared with general and administrative expenses of $3.2 million in 2002. General and administrative expenses as a percentage of revenues decreased to 17% in 2003 from 43% in 2002 primarily attributable to the increase in revenues volume. Inclusive of stock based compensation charges, General and administrative expenses as a percentage of revenues decreased to 18% in 2003 from 49% in 2002.

         Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses were $612,000 in 2003, a decrease of $187,000 compared with amortization of deferred stock compensation expenses of $799,000 in 2002. This change is primarily attributable to periodical amortization. Amortization of deferred stock compensation expenses as a percentage of revenues decreased to 4% in 2003 from 12% in 2002 primarily attributable to the increase in revenues volume.

         Financial Income, net. Financial income, net was $1.7 million in 2003, a decrease of $0.6 million compared with financial income, net of $2.3 million in 2002. This change is primarily attributable to general decline in interest rates and the decrease in total cash, short term and long term investments balance.

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

In 2001 the NIS was depreciated against the dollar in the rate of 9.3% while the rate of inflation was 1.4%. In 2002 the NIS was depreciated against the dollar in the rate of 7.3% while the rate of inflation was 6.5%. In 2003 the NIS was appreciated against the dollar in the rate of 7.5% while the rate of deflation was 1.9%. We can not predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations could be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

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

         Because Israeli labor costs and most of our leasing expenses on one hand, and grants received from the office of the chief scientist on the other hand, are incurred in NIS, even though we report them in U.S. dollars, inflation and exchange rate variations can have a material impact on this component of our expenses.

Corporate Tax Rate

         Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, initially by not later than year 2008. In December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company in the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than year 2014. The period of tax benefits with respect to our Approved Enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing, and of our accumulated tax loss carryforwards (which totaled approximately $50.9 million at December 31, 2003), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel in 2004. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. and South Korean subsidiaries will generally be subject to applicable home country and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $4 million available at December 31, 2003 for federal tax purposes. These carry-forwards will offset future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

Government Grants

         We conduct a substantial part of our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided grants for research and development efforts of approximately, $2 million for the year ended December 31, 1999 (32% of total research and development expenses), $3.4 million for the year December 31, 2000 (27% of total research and development expenses), $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses), 3.2 million for the year ended December 31, 2002 (21% of total research and development expenses), and $3.4 million for the year ended December 31, 2003 (21% of total research and development expenses). Currently, we are obligated to pay royalties to the Office of the Chief Scientist at the rate of 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 is 120% of the dollar-linked value of such grants. With respect to grants we received in 2003, our aggregate payment amount is 100% of the dollar-linked value of such grants. In 2003, we were required by the Office of the Chief Scientist to perform at least 50% of its manufacturing in Israel. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities. See "Item 10-Additional Information-Taxation-Grants under the Law for the Encouragement of Industrial Research and Development, 1984".

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

We paid or accrued to the Office of the Chief Scientist and to the marketing fund $385,000 for the year ended December 31, 1999, $469,000 for the year December 31, 2000, $414,000 for the year December 31, 2001, $94,000 for the year December 31, 2002, and $388,000 for the year December 31, 2003.

B.       Liquidity and Capital Resources

         At December 31, 2003, we had cash and cash equivalents of $16.2 million, short-term investments of $13 million and long-term investments of $35 million. At December 31, 2002, we had cash and cash equivalents of $9.2 million, short-term investments of $20.7 million and long-term investments of $46.2 million. In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 2000, we completed our secondary offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

         Our total annual proceeds, net of royalties paid or accrued, from royalty-bearing government grants was $16.3 million as of December 31, 2003, $13.1 million as of December 31, 2002, and $10 million as of December 31, 2001.

Capital expenditures were $1,991,000 for the year ended December 31, 2003, $838,000 for the year ended December 31, 2002, and $4,084,000 for the year ended December 31, 2001. These expenditures were principally for capital equipment and software for our research, development and manufacturing activities. We expect to invest additional resources for capital equipment and software.

         Net cash used in operating activities was $10,551,000 for the year ended December 31, 2003. Net cash used in operating activities during 2003 was primarily due to net loss, an increase in trade accounts receivable and in inventories, which were partially offset by decrease in other payables and accrued expenses, depreciation and amortization, amortization of marketable debt securities and deposit premium and amortization of deferred stock compensation. Net cash used in operating activities was $12,094,000 for the year ended December 31, 2002. Net cash used in operating activities was $7,019,000 in 2001.

Net cash provided by investing activities was $16.2 million for the year ended December 31, 2003. $29.3 million cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in Metalink's treasury offset by $11.1 million cash used in purchase of marketable debt securities and deposits, and by $2 million that was used for the purchase of property and equipment. Net cash provided by investing activities was $4.7 million in 2002. Net cash provided by investing activities was $22.9 million in 2001. Metalink holds treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates in the majority of cases. We do not conduct interest rate or currency hedging activities.

         Net cash provided by financing activities was $1.5 million for the year ended December 31, 2003 and $0.6 million for the year ended December 31, 2002, both of which were primarily attributable to exercise of employees' option. Net cash used in financing activities was $8.8 million for the year ended December 31, 2001 and was primarily attributable to repurchase (buy-back) of shares that then became treasury stock. We believe that cash generated from operations, our unused cash and short term investments balances, and the governmental support for research and development in Israel will provide sufficient cash resources to finance our operations and the projected expansion of our sales and marketing and research and development activities for at least the next twelve months. However, if our operations do not generate cash to the extent currently anticipated or if we grow more rapidly than currently anticipated, it is possible that we will require additional funds at some point in the future.

C. Research and Development, Patents and Licenses, etc.

         During the fiscal years 2001, 2002, and 2003, we spent $17.0 million, $15.2 million, and $16.3 million, respectively, on gross R&D expenses, or $ $13.6 million, $12.0 million, and $13.0 million, respectively, for R&D net of grants from the Chief Scientist. During 2003, the increase in R&D expenses was primarily attributable to increasing R&D for wireless products, with some offsetting decline in R&D expenses associated with wireline products. See "Item 4 - Information on the Company - Business Overview - Research and Development," "Item 4 - Information on the Company - Business Overview - Proprietary Rights" and " - Operating Results."

D.       Trend Information

         Further increase of Asian markets share in broadband deployment. The Asian markets in general and Korea, Japan and China in particular represent a growing portion of the broadband deployment worldwide, particularly for the DSL market. Thus, as of the end of the first quarter of 2004, out of 73.4 million DSL lines worldwide, 36.2 million lines were deployed in Asia according to "Point Topic" analysis issued in June 2004. Our ability to increase our penetration in this region and specifically our ability to take share of the broadband market in China will affect our revenue growth. During fiscal year 2003 we incorporated a wholly owned subsidiary in South Korea, established a local office in Japan, and by the end of the first quarter of 2004, we strengthened our presence in China by expanding our sales and marketing team there. However, while the level of expenses as a result of our efforts to penetrate the Asian market increase, we can not be certain that the level of revenues derived from that region will increase in proportion to the expenses, or even to cover these expenses.

         Continued Increase in Broadband Deployment Speeds. Telecom service providers continuously strive to improve and lower price of their broadband services. For example in Korea and Japan broadband speeds has increased from 1-8 Mbps to 50-100 Mbps during the past three years. While this trend potentially increases the demand for VDSL products, other competing technologies such as ADSL2+ have improved their performance, and thus are also selected by some providers. In addition, the continuing price decline creates continuing price pressure on broadband equipment pricing, resulting in price pressure on broadband chipset companies such as Metalink.

         Increased focus on values added broadband services. Broadband service providers are shifting focus from increasing the customer base increase for pure connectivity, to increasing revenues per customer, and minimizing subscriber churn (subscribers replacing their service provider) by introducing value added services such as VoIP, Broadcast and On-demand Video and Home Networking. This trend in general is creating demand for faster broadband speeds and in some cases particularly for VDSL.

         Higher functionality integrated into broadband CPEs. Introduction of advanced services, while maintaining low broadband equipment cost, requires higher and higher integration level on broadband CPE chipsets and specifically VDSL CPE chipsets. Many of our competitors have vast experience and a large product portfolio with respect to integration of additional functions into their xDSL CPE solutions, compared to Metalink.

         Consolidation in the broadband IC market. In December 2001, two of our principal competitors, GlobeSpan and Virata, announced the closing of their merger. In 2004 we experienced additional consolidation in our market, as two of our principal competitors, GlobespanVirata and Conexant, announced the completion of their merger. Previously, in August 2003, GlobespanVirata announced it has completed the acquisition of the Wireless Networking Products Group of Intersil Corporation. This trend may adversely effect our market share and as a result might adversely effect our result of operations, as we find ourselves competing with companies significantly larger than Metalink. The difference in size will probably benefit the larger companies, in a broader sales and marketing channels, as well as improving their capabilities to integrate several technologies such as xDSL, WLAN, networking, security and video processing into a single solution for the broadband home.

Outlook. We expect our business outlook to continue to improve during 2004 compared to 2003 as a result of the following:

o Acceleration of VDSL deployment by the two largest broadband operators in Korea;

o Metalink's 150 Mbps VDSLPlus(TM), designed-in by top-tier broadband equipment providers in Japan, moving from trials to deployment by Japan's leading broadband operators;

o Metalink's Long Reach VDSL, allowing reaches exceeding 5Km (currently served by lower speed ADSL), moving from trials to deployment across Asia; and

o Continued improvement in the demand for our Symmetric DSL chipsets, serving business applications worldwide.

         However, the continuing strong price pressure, and uncertainties regarding VDSL standardization, may have a material adverse effect on our future results.

         Our sales are made primarily pursuant to standard purchase orders for delivery of products. Due to industry practice that allows customers to cancel or change orders with limited advance notice prior to shipment, we do not believe that backlog is a reliable indicator of future revenue levels.

         Risk Factors. In addition, our results of operations and financial condition may be affected by various other factors discussed in "Item 3-D: Risk Factors", including the length of our sales cycle, market acceptance of our products, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in the telecommunication industry.

E. Off-balance sheet arrangements

Not applicable.

F. Tabular disclosure of Contractual Obligations.


         Payments Due By Period  (in U.S. dollars, in thousands)
Contractual Obligations             Total    2004    2005     2006     2007     2008 and thereafter
Operating lease obligations
    (vehicles and facilities)       6,356   1,077     960      923     905      2,491
Purchase obligations (vendors
     of equipment and services)     2,637   1,307   1,307       23

Total contractual cash obligations  8.993   2,384   2,267      946     905      2,491



ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The following table lists our current directors and executive officers:

Name                       Age     Position

Tvzi Shukhman              43      Chairman of the Board of Directors and Chief Executive
                                     Officer

J. Francois Crepin 57 President, Member of the Office of the CEO and Director

Ofer Lavie                 59      Chief Financial Officer

Ronen Avron                47      Vice President, Worldwide Sales

Daniel Manor               34      Vice President, Marketing

Aviva Gatt                 50      Vice President, Human Resources

Oz Micka                   37      Vice President, Engineering Wireless Products

Shmulik Shemesh            35      Vice President, Operations

David Pereg                35      Vice President, Engineering

John Camagna               36      Vice President, Engineering

Avi Nudler                 40      Vice President, Business Development

Uzi Rozenberg              44      Director

Efi Shenhar                48      Director

Sarit Weiss-Firon          38      Director

Joe Markee                 51      Director

Meir Bar-El                60      Director


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

         Ronen Avron has served as our Vice President of Worldwide Sales since May 2002. From September 1999 till April 2002, Mr. Avron served as Regional Director in Gilat Satellite Networks Ltd having business and sales responsibility for all of the Pacific area. Prior thereto during the years 1995-1999, Mr. Avron was stationed in Seoul Korea, managing the Korean and Taiwanese offices of Rafael Armaments Development Authority of the state of Israel with responsibility for Sales, Marketing and Business Development for that territory. Previous to that during the years 1993- 1995 Mr. Avron was the Sales and Marketing Manager for Asia and Pacific Rim of RND Ltd of the RAD Group. Mr. Avron served in the Israeli Air Force as a pilot for 7 years, 1975-1982. Mr. Avron holds degrees of BSEE from Tel Aviv University, and MBA from Boston University (London Branch).

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

         Aviva Gatt has served as our Vice President Human Resources since March 2000. From 1998 to 2000 Ms. Gatt served as Director of Human Resources for Texas Instruments Cable Broadband Communications. From 1994 to 1998 Ms. Gatt served as Director of Human Resources at Nice Systems. From 1991 to 1998 Ms. Gatt served as recruitment manager at

Tadiran Telecommunications. Ms. Gatt holds a Bachelors in Social Work from Jerusalem's Hebrew University and an MBA from New York's Polytechnic University.

         Oz Micka has served as our Vice President of Engineering, Wireless Products since January 2004. Mr. Micka joined Metalink in 1997 and he had held several engineering positions, including Director of the VDSL Project, before assuming his present position. From 1995 to 1996, Mr. Micka was a member of the Faculty of Electrical Engineering at the Tel Aviv University. Prior to that, from 1989 to 1994, he served as an officer in Israel Defense Forces, supervising various projects in communications and digital signal processing. He holds an M.S.E.E and a B.S.E.E, both cum laude from Tel Aviv University.

         Shmulik Shemesh has served as Vice President of Operations at Metalink since June 2002. Mr. Shemesh held various positions at Metalink since 1998, including Director of Quality & Reliability and Director of Products & Test Engineering. Between 1990 and 1997 Mr. Shemesh served as a project officer in the Israel Defense Forces. Mr. Shemesh holds a M.Sc. in Quality Assurance & Reliability and a B.S.E.E. from the Technion.

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

Uzi Rozenberg, a co-founder of our company, has served as a director from 1992 until 1997 and since August 1999. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

Efi Shenhar has served as a director since July 1995. Mr. Shenhar currently serves as a member of the board of directors of USR Electronic Systems (1987) Ltd. From March 1987 until February 2003, Mr. Shenhar has served as a Vice President of USR Electronics Systems

(1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University. Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

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

B.       Compensation

         The aggregate remuneration we paid for the year ended December 31, 2003 to all executive officers as a group (17 persons), was approximately $1,834,000 in salaries, fees, commissions and bonuses. This amount includes approximately $327,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

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

         During 2003 we granted one of our directors and executive officers options to purchase 4,000 ordinary shares under our option plans. The weighted average exercise price of these options was $6.99 per share and they expire within 10 years from the date they were issued.

C.       Board Practices

         Our directors, other than our external directors, are elected at annual general meetings by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors. Each director shall serve, subject to our articles of association, until the next annual general meeting, following the annual general meeting at which such director was elected.

External Directors

         We are subject to the provisions of the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder, or the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

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

         External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

o at least one third of the shares of non-controlling shareholders, vote in favor of the election; or

o the total number of shares voted against the election of the external director does not exceed one percent of the aggregate number of voting shares of the company.

The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director. Mr. Meir Bar-El and Ms. Sarit Weiss-Firon are our external directors. Ms. Sarit Weiss-Firon was re-elected as an external director for a second term of three years at the 2003 annual shareholders meeting, held on November 25, 2003. Mr. Bar-El was elected as an external director for a three years term, at the 2002 annual shareholders meeting, held on November 26, 2002.

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

         Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, whether the company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. On April 2001, we appointed Mr. Jonathan Glazer as our internal auditor. See "Committees" for information relating to our audit committee.

The audit committee consists of Mr. Joe Markee, Mrs. Weiss-Firon, and Mr. Meir Bar-El. Mrs. Weiss-Firon is the "financial expert" on the audit committee.

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

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

Committees

         Our board of directors has formed an executive committee, an audit committee and a share incentive committee. The executive committee exercises the power of the board of directors with respect to matters that require the action of the board of directors, between meetings of the board of directors subject to section 112 of the Companies Law. The audit committee, which consists of Mr. Joe Markee, Mrs. Weiss-Firon, and Mr. Meir Bar-El, exercises the powers of the board of directors with respect to our accounting, reporting and financial control practices. Our share incentive committee administers our share option plans but pursuant to Section 122 of the Companies Law, may only advise our Board of Directors with regard to the granting of options and the actual grants must be performed by the Board of Directors. The members of the share incentive committee are Mr. Tzvika Shukhman and Mr. Uzi Rozenberg. No other remuneration committee exists.

Management Employment Agreements

         We have entered into employment agreements with each of our executive officers, other than our chief executive officer. These agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us and confidentiality and are in effect until terminated by either party upon advance notice or otherwise in accordance with the terms of the particular agreement. All of these agreements also contain non-competition provisions. Under the Companies Law, in a company whose shares are traded on a stock exchange the company's chairman of the board may not be the person serving as chief executive officer. However, the shareholders of the company may approve the service of the chief executive officer also as a chairman of the board for a period of up to three years, provided, that at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively. Accordingly, on November 2003, our shareholders approved the service of Tzvi Shukhman as our chief executive officer and chairman of the board for an additional term of three years.

D.       Employees

         As of May 31, 2004, we had 161 employees worldwide, of which 101 were employed in research and development, 27 in sales and marketing, 14 in management and administration, and 19 in operations and quality assurance. As of May 31, 2004, 136 of our employees were based in Israel, 22 were based in the United States and 3 were based in the Asia Pacific. We had 158 employees worldwide as of December 31, 2003. We had 152 employees worldwide as of December 31, 2002, and 141 employees worldwide as of December 31, 2001. We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our chief executive officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

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

E.       Share Ownership

         The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of May 31, 2004. The percentage of outstanding ordinary shares is based on 19,082,564 ordinary shares outstanding as of May 31, 2004.

Name              Number of Ordinary   Percentage of
                 Shares Beneficially    Outstanding
                      Owned(1) OrdinaryShares(2) Number of Options

Tzvi Shukhman           5,855,921         30.7                        -
Uzi Rozenberg           4,986,095         26.1                        -
J. Francois Crepin(3)        *              *                      382,500
Ofer Lavie (4)               -              *                      194,500
Ronen Avron                  -              -                         *
Danny Manor                  *              *                         *
Aviva Gatt                   -              -                         *
Oz Micka                     -              -                         *
Shmuel Shemesh               *              *                         *
David Pereg                  *              *                         *
John Camagna                 -              -                         *
Avi Nudler                   -              -                         *
Efi Shenhar                  *              *                         *
Sarit Weiss-Firon            -              -                         -
Joe Markee                   -              -                         *
Meir Bar-El                  -              -                         -
------------------------
*        Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 31, 2004.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of May 31, 2004, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) Includes (i) options to purchase 370,000 ordinary shares which are exercisable as of May 31, 2004, at an exercise price of $5.00 per share, expiring as of May 30, 2009 (ii) options to purchase 9,500 ordinary shares, which are exercisable as of May 31, 2004, at an exercise price of $21.625 per share, expiring as of January 17, 2010 and (iii) options to purchase 3,000 ordinary shares, which are exercisable as of May 31, 2004, at an exercise price of $2.29 per share, expiring as of October 29, 2011.

(4) Includes (i) options to purchase 180,000 ordinary shares which are exercisable as of May 31, 2004, at an exercise price of $7.65 per share, expiring as of October 25, 2009 (ii) options to purchase 4,500 ordinary shares, which are exercisable as of May 31, 2004, at an exercise price of $21.625 per share, expiring as of January 17, 2010, and (iii) options to purchase 10,000 ordinary shares, which are exercisable as of May 31, 2004, at an exercise price of $3.07 per share, expiring as of December 31, 2011.

         Messrs. Shukhman and Rozenberg have filed a registration statement with the Securities and Exchange Commission relating to the sale of 10,565,651 shares, but to the date hereof no sales have been conducted under that registration statement.

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

         As of May 31, 2004 options to purchase 3,101,714 ordinary shares under our share option plans were outstanding. As of May 31, 2004, an additional 1,229,493 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans. We may increase the number of ordinary shares reserved for issuance pursuant to options issuable under our plans.

Stock Purchase Plan

         On October 2000 we initiated our 2000 Employee Stock Purchase Plan ("ESPP"). The plan is implemented by consecutive offering periods with new offering periods commencing on the first trading day following the last day of the previous period, and continuing thereafter until terminated. The plan enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, which ever is lower. Participants will be limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which shall be available for sale under the plan shall be 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 3/4% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan shall be administered by our board or a committee appointed by the board. The plan shall terminate on October 31, 2010. As of May 31, 2004, 271,713 ordinary shares were issued under the ESPP, and an additional 165,510 ordinary shares are reserved for issuance. As of November 14, 2002 the Board of Directors of the Company resolved to suspend the ESPP until further notice. Thus, during 2003 no shares were issued under the ESPP. The ESPP was reinitiated in 2004, and the first offering period in 2004 commenced on March 1, 2004.






ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

         The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2004 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name                   Number of Ordinary            Percentage of Outstanding
                   Shares Beneficially Owned(1)         Ordinary Shares(2)
Tzvi Shukhman(3)           5,855,921                          30.7%
Uzi Rozenberg(3)(4)        4,986,095                          26.1%



--------------
(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. (2) The percentage of outstanding ordinary shares is based on 19,082,564 ordinary shares outstanding as of May 31, 2004. (3) Our major shareholders do not have voting rights different from the voting rights of our other shareholders. (4) The record holder of 1,000,000 shares out of the 4,986,095 is not Uzi Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg

  Although the shares they own do not possess voting rights different from those of other shares, due to the size of their shareholdings Messrs. Tzvi Shukhman and Uzi Rozenberg will control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. See " 3/4 Related Party Transactions".

         During the past three years, Mr. Shukhman has increased his ownership of Metalink by 1,460,497 shares (7.7% of the currently outstanding shares) and Mr. Rozenberg has increased his ownership of Metalink by 1,000,000 shares (5.2% of the currently outstanding shares). As of May 31, 2004 there were 1,860,703 MTLK shares that had been registered for trading in the Tel-Aviv Stock Exchange. We have no information regarding the beneficial owners of such shares.





B. Related Party Transactions

Employment Agreements

         We have entered into employment agreements with each of our executive officers, other than our chief executive officer. See "Item 6-Board Practices-Management Employment Agreements."

Indemnification Agreements

         We have entered into indemnification agreements with each of our executive officers and directors. See "Item 6 - Directors, Senior Management and Employees - Board Practices-Exculpation, Insurance and Indemnification of Directors and Officers."

C.       Interests of Exports and Counsel

Not applicable.

ITEM 8.           FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Consolidated Financial Statements

         The financial statements required by this item are incorporated by reference to the Company's filing with the Securities and Exchange Commission on Form 6-K on April 1, 2004.

Other Financial Information

         In the year ended December 31, 2003 the amount of our export sales was approximately $13.1 million, which represents 87.7% of our total sales.

Legal Proceedings

         On July 9, 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court stating that we are obligated to issue to him ordinary shares and to pay on his behalf any taxes relating to such issuance. In addition, this former employee stated that we are obligated to pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses. The former employee also demanded that we release his manager insurance and continuing education fund. We filed a counterclaim against this former employee. In November 2000 we started mediation proceedings. In March 2001, pursuant to previous agreements with the former employee, the Tel Aviv District Labor Court ordered that certain of the disputes between the parties, which were not settled, be referred to arbitration, to be conducted in two stages. According to the court's order, and based on agreements between the parties, we issued 75,765 ordinary shares (which are held in trust) in favor of the former employee in March 2001. We had previously granted this employee options to purchase said shares. In addition, in January 2002, we paid the former employee $15,797 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators issued their judgment in the first stage of the arbitration, in which they accepted certain of the claims made by each of the parties and awarded $390,761 to the former employee (we paid this amount to the former employee in September 2002).

         In December 2003 the former employee filed a second claim before the arbitrators in the sum of $ 3.9 million for financial damages in connection with the alleged delay in issuing the shares to the former employee. The Company filed a claim against the former employee stating that the former employee is not entitled to said amount and that he should compensate the Company in the sum of $ 950,000 for damages he caused the Company, and in addition that the former employee should refund the NIS 1,905,808 already paid to him according to the judgment from the first stage of the arbitration, and the NIS 153,268 paid as statutory severance pay and reimbursement of travel expenses. Pursuant to agreement between the parties, these claims were to have been submitted to mediation before the arbitrators, prior to commencement of the second stage of the arbitration.

         During mediation proceedings, the former employee refused to continue to adjudicate the dispute before the arbitrators and the 45-day mediation proceedings have ended without success. The parties failed to reach agreement as to the identity of the arbitrators who will adjudicate the claims in the second phase of the arbitration and the former employee filed a motion petitioning the court to appoint an arbitrator. The Company filed a claim seeking to cancel the mediation agreement and the arbitration agreement, together with a motion to postpone the deadline for the Company to file its response to the motion to appoint an arbitrator until the court rules in the Company's claim. The former employee filed an objection to the Company's motion to postpone the deadline to file its response to the motion to appoint an arbitrator and filed a statement of defense in the Company's claim in which he contested the grounds for canceling the mediation agreement and the arbitration agreement. The court has not yet rendered a decision in any of these proceedings. The parties have agreed that statements of defense in the second phase of the arbitration will only be filed after the arbitrator or arbitrators are appointed.

         We believe that the resolution of this matter will not have a material adverse effect on our results of operations, liquidity, or financial condition, nor cause a material change in the number of our outstanding ordinary shares, but there can be no assurance that we will necessarily prevail, due to the inherent uncertainties in litigation.

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

ITEM 9.           THE OFFER AND LISTING

A.       Offer and Listing Details


                                                  LISTING DETAILS

         The following table sets forth the high and low closing prices for our ordinary shares as reported by the NASDAQ National Market for the periods indicated:

FIVE MOST RECENT YEARS
                                                        High           Low
1999
Fourth Quarter (commencing December 2)                $  23.81      $  19.19
2000                                                  $  72.00      $   9.25
2001                                                  $  17.38      $   2.04
2002                                                  $   6.50      $   1.71
2003                                                  $   8.32      $   2.74

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD


2002
Second Quarter                                        $    4.48     $     2.23
Third Quarter                                         $    2.46     $     1.84
Fourth Quarter                                        $    2.84     $     1.71

2003
First Quarter                                         $    3.80     $     2.74
Second Quarter                                        $    4.48     $     2.23
Third Quarter                                         $    2.46     $     1.84
Fourth Quarter                                        $    2.84     $     1.71

2004
First Quarter                                         $    9.05     $     6.98
Second Quarter (until June 28)                        $    8.19     $     5.97

MOST RECENT SIX MONTHS

December 2003                                         $    8.18     $     6.80
January 2004                                          $    9.05     $     6.99
February 2004                                         $    8.19     $     7.00
March 2004                                            $    7.97     $     6.98
April 2004                                            $    8.19     $     6.97
May 2004                                              $    7.02     $     5.97
June 2004 (until June 28)                             $    7.10     $     5.99

The following table sets forth the
high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the Bank of Israel:

                                                   High                       Low
                                              $          NIS            $             NIS

2000 (commencing December 3)                  14.17       58.00        9.51            38.54
2001                                          17.54       72.70        2.10             9.16
2002                                           6.33       28.59        1.67             8.00
2003                                           8.48       38.39        2.55            12.11

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD
Second Quarter 2002                            4.23       20.22        2.17            10.51
Third Quarter 2002                             2.52       11.95        2.01             9.58
Fourth Quarter 2002                            2.75       13.05        1.67             8.00
First Quarter 2003                             3.79       18.40        2.55            12.11
Second Quarter 2003                            6.33       27.72        3.46            16.14
Third Quarter 2003                             6.69       29.38        4.48            20.02
Fourth Quarter 2003                            8.48       38.39        5.03            22.30
First Quarter 2004                             9.37       41.03        6.86            30.68
Second Quarter 2004                            8.43       37.98        6.04            27.28

                   MOST RECENT SIX MONTHS
December 2003                                  8.48       37.63        6.92            30.12
January 2004                                   9.37       41.03        7.27            31.98
February 2004                                  8.04       35.92        6.86            30.68
March 2004                                     8.25       37.32        6.99            31.38
April 2004                                     8.43       37.98        7.33            33.62
May 2004                                       7.12       32.66        6.16            28.03
June 2004 (until June 28)                      7.19       32.35        6.04            27.28


B.       Plan of Distribution

Not applicable.

C.       Markets

         Our ordinary shares began trading on the NASDAQ National Market on December 2, 1999 under the symbol "MTLK". Prior to that date, there had been no market for our ordinary shares. As of December 3, 2000, our ordinary shares began trading also on the Tel Aviv Stock Exchange under the symbol "MTLK."

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

D.       Exchange Controls

         There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of our shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

         The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our articles of association or by the laws of the State of Israel.

E.       Taxation

Israeli Tax Considerations and Government Programs

         The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and certain Israeli Government programs benefiting us. The following also contains a discussion of material Israeli and United States tax consequences to purchasers of our ordinary shares. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question of the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice.

         Holders of our ordinary shares are encouraged to consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares.

Tax Reform

         On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the Tax Reform, came into effect.

         The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following changes, among others:

o Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his or her holdings in such corporation, as if such income were distributed to him or her as a dividend;

o Imposition of capital gains tax on capital gains, realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock markets (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax" below;

o Effectuation of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

o Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

General Corporate Tax Structure

         Israeli companies are generally subject to Corporate Tax at the rate of 36% on taxable income, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less. On June 2, 2004, the Israeli government introduced a bill to the Israeli parliament proposing, among others, changes to the Corporate Tax rate. The bill proposes to reduce the Corporate Tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

Tax Benefits and Grants for Research and Development

         Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures, including depreciation on capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by field of research, and the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved or funded, are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, known as the Investment Center, be designated as an Approved Enterprise. The Investments Law will expire on June 30, 2004, unless its terms will be extended. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program.

         Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period, such income includes income derived in the years 2003 to 2005 from interest accrued on funds obtained in a public offering outside of Israel, provided however that such funds are held in a banking institution outside of Israel and have yet to be utilized by such company. This period is seven or ten years (depending on the extent of foreign shareholders holding of our ordinary shares) commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investments Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

         The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates. A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business.

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

         A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares). The dividend recipient is subject to withholding tax at the rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

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

         The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

         We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a significant portion of our research and development expenditures in Israel and we intend to apply for additional grants in the future. The terms and conditions of these grants (including the rates of royalty payments) are determined by the terms of each grant approval and the applicable provisions of the law for the encouragement of Research and Development in Industry, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. Based upon the aggregate grants received to date (which total approximately $18.1 million, of which $3,394,000 was granted in 2003 and $3,213,000 was granted in 2002), we expect that we will continue to pay royalties to the Office of the Chief Scientist on sales of our funded products and related services for the foreseeable future. From time to time, the applicable provisions of Israeli law and regulations relating to the terms and conditions of the Office of the Chief Scientist's participation in research and development projects have been amended, and may be further amended in the future. Currently, we are not aware of any such proposed further amendment that, if enacted as legislation, would impose upon us increased royalty rates in comparison to those we are currently required to pay. However, we can not assure you that in the future an amendment to the R&D Law will not impose an increased royalty rates on us in comparison to those we are currently required to pay.

         Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the committee. In 2004, the Office of the Chief Scientist approved grants for us for 40% of certain approved expenditures.

         Since the grant program has the impact of lowering the Company's research and development expenditures, and improving the Company's margins, reduction in the Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. The Company's research and development expense was offset by grants of $3,394,000 (20.8% of total research and development expense) during 2003, and by grants of $3,213,000 (21.1% of total research and development expense) during 2002.

         In exchange, the recipient of such grants is required to pay the Office of Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received. We are obligated to pay royalties at the rate of 4% to 4.5%.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, with the approval of the Office of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 is 120% of the dollar-linked value of such grants. With respect to grants received in 2003, our aggregate payment amount is 100% of the dollar-linked value of such grants. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.. The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel.

         The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

         The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

         The Company's manufacturing operations outside Israel have always been disclosed in the Company's applications for grants, which were filed, received and approved on a yearly basis, including the details of the subcontractors abroad. The application did not contain a mechanism to demonstrate formally the consent of the Office of Chief Scientist to overseas manufacturing operations, but we believe that the implicit annual consent of the Office of the Chief Scientist to these operations is represented by the awarding of the approved grant itself for the past 9 years.

         We have sought, and received, grants for the past 9 years. The impact of such grants has been to reduce the effective research and development expense for the Company, even after taking into account that the royalty rate on the grants is higher than for companies with Israel-only manufacturing operations. If, for any reason, the Office of the Chief Scientist withdrew its support for the Company's grant applications, or if is determined that we have not complied with the terms of our grants or the R&D Law, or it is determined that an approval for a grant was knowingly obtained due to false or misleading statements, we could be exposed to penalties, suspension or cancellation of the grant approvals, the refund of benefits previously granted (plus linkage to the consumer price index and interest) and denial of any future applications for grants or these consents, and the savings that have been previously realized in our research and development programs as a result of these grants would no longer be available to us, potentially increasing the Company's operating expenses.

         In addition to the Office of the Chief Scientist benefit programs, in January 2004 we have launched a research project, under the sixth framework program of the European Commission, under which we are entitled to grants based on certain approved expenditures of a research and development plan.

Tax Benefits and Grants for Research and Development

         Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

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

         Under the Industry Encouragement Law, if we qualify as an "Industrial Company" we are entitled to the following preferred corporate tax benefits, among others:

o deduction of the cost of purchased know-how and patents over an eight-year period for tax purposes;

o the right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies;

o        accelerated depreciation rates on equipment and buildings; and

o deduction over a three-year period of expenses involved with the issuance and listing of shares on a Stock Exchange.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

         The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

o There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed Assets (as defined in the Inflationary Adjustments Law) and non-fixed (soft) assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis).

o If the depreciated cost of Fixed Assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

o Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index, or, the CPI.

o Taxable gains on certain traded securities which are taxed at a reduced rate with respect to individuals following the Tax Reform, are taxable at the Corporate Tax rate (currently 36%) in certain circumstances.

         However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the CPI would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this law shall not apply to such fiscal year, or, that the rate of increase of the CPI relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

         The Israeli Tax Law and certain regulations promulgated thereunder allow "Foreign-Invested Companies," which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future. Capital Gains Tax

         Israeli law generally a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including our ordinary shares, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between the real gain and inflationary surplus. Real gain is the difference between the total capital gain and the inflationary surplus. The inflationary surplus is computed on the basis of the difference between the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, on the date of sale and the date of purchase.

         Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"), or (ii) Israeli companies publicly traded on NASDAQ or another recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, or (iii) companies dually traded on both the TASE and NASDAQ or a recognized stock market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

         In December 2003 regulations promulgated pursuant to the tax reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of the 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale in 2003. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock market outside of Israel, the market price determined at the close of the trading day preceding the day of sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares. Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the NASDAQ), provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. In addition, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

         In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

         Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended ("the U.S.- Israel

Tax Treaty"), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents on Receipt of Dividends

         Nonresidents of Israel will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing 10% or more of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company's gross income consists of interest or dividends. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.

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

         As previously announced, we believe that we were characterized as a PFIC for 2001, 2002 and 2003. Although we will endeavor to avoid such characterization in the future, we may not be able to do so. Any U.S. person who held our shares at any time during 2001, 2002 or 2003 was eligible to mitigate the consequences of our PFIC characterization by electing to treat us as a "qualified electing fund" or QEF under the Internal Revenue code as specified below. Alternatively, U.S. taxpayers were also able to make a "mark-to-market" election under the Internal Revenue Code as specified below.

         A U.S. Holder who did not make a qualifying election either to (i) treat us as a "qualified electing fund", or a QEF, or (ii) mark our ordinary shares to market will be subject to the following:

o gain recognized by the U.S. shareholder upon the disposition of, as well as income recognized upon receiving certain dividends on the shares would be taxable as ordinary income;

o the U.S. shareholder would be required to allocate such dividend income and/or disposition gain ratably over such shareholder's entire holding period for such Metalink ordinary shares;

o the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest applicable tax rate, and an interest charge would be imposed with respect to the resulting tax liability;


o the U.S. shareholder would be required to file an annual return on IRS Form 8621 regarding distributions received on, gain recognized on dispositions of, Metalink shares; and

o any U.S. shareholder who acquired the ordinary shares upon the death of the shareholder would not receive a step-up to market value of his income tax basis for such shares. Instead such U.S. shareholder beneficiary would have a tax basis equal to the decedent's basis, if lower. Although the determination of Metalink's status as a PFIC for years 2001, 2002 and 2003 was made only with respect to those years, and will be revisited annually, the above described consequences shall apply for all future years to U.S. shareholders who held shares in the corporation at any time during years 2001-2003, and who neither made a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. shareholders who realize gain on their disposition of the shares in the PFIC. With respect to the treatment of Metalink as a PFIC for 2001-2003, if a U.S. shareholder made a valid QEF election during those periods with respect to Metalink shares:

o the U.S. shareholder would be required for each taxable year for which Metalink is a PFIC to include in income a pro-rata share of Metalink's (i) net ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

o the U.S. shareholder would not be required under these rules to include any amount in income for any taxable year during which Metalink does not have net ordinary earnings or capital gains; and

o the U.S. shareholder would not be required under these rules to include any amount in income for any taxable year for which Metalink is not a PFIC.

         Metalink did not have net ordinary earnings or net capital gain for 2001-2003 tax years. Therefore, any U.S. shareholder who makes a QEF election for those periods will not be required to include any amount in income as a result of such election.

         The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S. holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. During January 2002, 2003, and 2004 Metalink sent to its shareholders the required information to report income and gain under a QEF election - a "PFIC ANNUAL INFORMATION STATEMENT" for the years 2001, 2002, and 2003 respectively.

         Any U.S. shareholder who would like to receive PFIC ANNUAL INFORMATION STATEMENT for years 2001, 2002 and/or 2003 can contact Mr. Ofer Lavie, Metalink Ltd, Yakum Business Park, Yakum 60972, Israel.

         Alternatively, a U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the U.S. Holder's adjusted tax basis in the PFIC stock and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. As with the QEF election, a U.S. shareholder who makes a mark-to-market election for 2001-2003 with respect to Metalink shares would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to shares of Metalink ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that Metalink was no longer a PFIC.

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

F.       Dividends and Paying Agents

Not applicable.

G. Statements by Exports.

Not applicable.

H.       Documents on Display

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

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

         We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2003 and December 31, 2002, we did not own any market risk sensitive instruments, other than instruments that can be affected by changes in interest rates. Our financial instruments were not held for trading. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Item 3-Key Information-Risk Factors-Risks Relating to our location in Israel."

Interest Rate Risk

         Our exposure to market risk with respect to changes in interest rates relates primarily to our short-and long-term investments. Our short- and long-term investments consist of primarily, certificates of deposits and marketable debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December 31, 2003. We manage our exposure to interest rate risk by varying the maturities of the instruments that we purchase, with the objective of capital preservation and generation of income.

         The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:


Short-Term(U.S. dollars in thousands)

Marketable debt securities          Maturity date at year 2004

U.S. dollar debt securities and certificates of deposit with fixed interest rate
 12,967
Weighted Average Interest Rate               2.72%

Long-Term( U.S. dollars in thousands)

Marketable debt securities          Maturity date at year 2005-on

U.S. dollar debt securities
  with fixed interest rate                 35,013
Weighted average interest rate               2.93%

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

         Our initial public offering commenced on December 1, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Banc of America Securities LLC. We registered 4,600,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter's over-allotment option. Of such shares, we sold 4,600,000 ordinary shares at an aggregate offering price of $55.2 million ($12.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $3.86 million. We also incurred estimated expenses of $1.54 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $49.8 million. As of December 31, 2003, approximately $54 million of the net proceeds have been used mainly for the enhancement of our operating expenses, capital investments, and buy-back of Metalink shares. None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates.


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

ITEM 16.          [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

         Sarit Weiss-Firon, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations.

ITEM 16B.          CODE OF ETHICS

In April 2004, we adopted Code of Business Conduct and Ethics (this "Code") that applies to the Company's employees and directors. The Code is available on our website. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from our legal department, tel: +972-9-9605555

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $43,000 and $35,000, respectively, for audits of our 2003 and 2002 annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees

         For 2003 and 2002, our principal accountant billed us aggregate amounts of approximately $ 7,000 and $ 24,000, respectively, for services relating to tax compliance, tax advice and tax planning.

All Other Fees

Not applicable. Pre-approval Policies and Procedures

         Our audit committee will approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.


                                                     PART III

ITEM 17.          FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.          FINANCIAL STATEMENTS

The Financial Statements required by this item are incorporated by reference to our report on Form 6-K filed April 1, 2004.

ITEM 19.          EXHIBITS

         The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.       Description

1.1 Memorandum of Association, as amended, (English translation accompanied by Hebrew original) (incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 17, 2001).

1.2 Articles of Association, as amended, (English translation accompanied by Hebrew original) (incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 17, 2001).

3 Voting Agreement, dated August 11, 1999, between Tzvi Shukhman and Zvi Rosenberg (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

4.1      Employee Share Option Plan (1997) (incorporated herein by reference to
         Exhibit 10.2 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

4.2 Employee Share Option Plan (1997), Section 102 (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

4.3 International Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

4.4      Employee Share Option Plan (1999) (incorporated herein by reference to
         Exhibit 10.5 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

4.5      Employee Share Option Plan (1999a) (incorporated herein by reference to
         Exhibit 10.6 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

4.6 Unprotected Lease Agreement, dated June 6, 2000, between Yakum Development Ltd. and the Registrant (English summary accompanied by Hebrew original) (incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.7 Standard Industrial/Commercial Multi-Tenant Lease - Net, dated December 12, 1999, between Garaventa Properties and Metalink, Inc. (incorporated herein by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.8      2000 Employee Stock Purchase Plan (incorporated herein by reference to
         Exhibit 4.5 to the Registrant Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 17, 2001).

4.9      Share Option Plan (2000) (incorporated herein by reference to Exhibit
         4.9 to the Registrant's Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on June 29, 2001).

4.10     2003 Share Option Plan (incorporated herein by reference to Exhibit
         4.10 to the Registrant's Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2003).

4.11 2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant's Report on Form S-8, filed with the Securities and Exchange Commission on April 1, 2004).

10.1     Consent of Brightman Almagor & Co., independent auditors.

8 List of Subsidiaries (incorporated herein by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10,
         1999).

12.1 Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of CEO pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of CFO pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act of 2002.

-----------------
* Incorporated by reference.

                                                     SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                               METALINK LTD.


                                               By:/s/ Ofer Lavie
                                               Name:  Ofer Lavie
                                               Title:    Chief Financial Officer

Date:  June 30, 2004

EXHIBIT 10.1


CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Report on Form 20-F of our report, dated January 26, 2004, with respect to the consolidated financial statements of Metalink Ltd. (the "Company") for the year ended December 31, 2003, which were originally filed with the Securities and Exchange Commission in a Report on Form 6-K April 1, 2004.

We further consent to the incorporation by reference of our report, dated January 26, 2004, with respect to the consolidated financial statements of the Company for the year ended December 31, 2003, into the Registration Statements on Form S-8, No. 333-12064, 333-88172 and 333-112755, and on Form F-3 No.
333-104147, and No. 333-13806.


_____________________________
BRIGHTMAN ALMAGOR & CO
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 30, 2003

                                  EXHIBIT 12.1

            Certification of Principal Executive Officer pursuant to
              17CFR 240.13a-14(a), as adopted pursuant to ss.302 of
                         the Sarbanes-Oxley Act of 2002


I, Tzvika Shukhman, Chief Executive Officer & Chairman of the Board of Metalink Ltd., certify that:

         1. I have reviewed this annual report on Form 20-F of Metalink Ltd.;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

                  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

         5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

                  a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

                  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: June 30, 2004


/s/ Tzvika Shukhman
Name: Tzvika Shukhman
Title:  Chief Executive Officer and Chairman of the Board

                                  EXHIBIT 12.2

            Certification of Principal Financial Officer pursuant to
              17CFR 240.13a-14(a), as adopted pursuant to ss.302 of
                         the Sarbanes-Oxley Act of 2002


         I, Ofer Lavie, Chief Financial Officer of Metalink Ltd., certify that:

         1. I have reviewed this annual report on Form 20-F of Metalink Ltd.;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

                  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

                  5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

                  c) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

                  d) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: June 30, 2004


/s/ Ofer Lavie
Name: Ofer Lavie
Title:  Chief Financial Officer

                                  EXHIBIT 13.1

            Certification of Principal Executive Officer pursuant to
              18 USC ss.1350, as adopted pursuant to ss.906 of the
                           Sarbanes-Oxley Act of 2002

         In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of Metalink Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report"), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, I, Tzvika Shukhman, Chief Executive Officer and Chairman of the Board, certify that:

         1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: June 30, 2004


/s/ Tzvika Shukhman
Name:  Tzvika Shukhman
Title:  Chief Executive Officer and
        Chairman of the Board

                                  EXHIBIT 13.2

            Certification of Principal Financial Officer pursuant to
              18 USC ss.1350, as adopted pursuant to ss.906 of the
                           Sarbanes-Oxley Act of 2002

         In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of Metalink Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report"), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, I, Ofer Lavie, Chief Financial Officer, certify that:

         1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: June 30, 2004


/s/ Ofer Lavie
Name: Ofer Lavie
Title: Chief Financial Officer