Form 20-F
period 2004-12-31
METALINK LTD
filed 2005-06-23
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_|      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 2004
                             -----------------

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

         "NML(TM)", "VDSLPlus(TM)", "WLANPlusTM", "Total-VDSLTM" and "MIMODSLTM" are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

                                TABLE OF CONTENTS

                                                                                                     Page





                                     PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................1

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE.................................................1

ITEM 3.         KEY INFORMATION.........................................................................2

ITEM 4.         INFORMATION ON THE COMPANY.............................................................22

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................33

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................46

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................60

ITEM 8.         FINANCIAL INFORMATION..................................................................62

ITEM 9.         THE OFFER AND LISTING..................................................................64

ITEM 10.        ADDITIONAL INFORMATION.................................................................67

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................86

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................87

                                     PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................88

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........88

ITEM 15.        CONTROLS AND PROCEDURES................................................................88

ITEM 16.        [RESERVED].............................................................................89

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT.......................................................89

ITEM 16B.       CODE OF ETHICS.........................................................................89

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES.................................................89

ITEM 16D.       EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES.................................89

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.......................89


                                    PART III

ITEM 17.        FINANCIAL STATEMENTS...................................................................90

ITEM 18.        FINANCIAL STATEMENTS...................................................................90

ITEM 19.        EXHIBITS...............................................................................91


                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.       Selected Financial Data

         We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The following data were derived from our audited consolidated financial statements incorporated by reference to this Annual Report (See Item 18):

         o consolidated statement of income data for the years ended December 31, 2002, 2003 and 2004; and

         o    consolidated balance sheet data as of December 31, 2003 and 2004.

The following data were derived from our audited consolidated financial statements that are not included in this Annual Report

         o consolidated statement of income data for the years ended December 31, 2000 and 2001; and

         o consolidated balance sheet data as of December 31, 2000, 2001 and 2002.

         You should read the selected consolidated financial data together with
Item 5 of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements incorporated by reference to this annual report. Please see note 2 of our consolidated financial statements for an explanation of the number of shares used in computing per share data.





                                                                              Year Ended December 31,
                                                   2000               2001               2002               2003             2004
                                                                  (In thousands, except share and per share data)
Statement of Operations Data:
Revenues.................................    $   23,302         $   14,049         $    6,636          $   14,943       $   22,112
Cost of revenues:
  Costs and expenses.....................         9,794              6,086              4,589               7,787           11,637
  Royalties to the Government of Israel..           469                364                144                 388              648
                                             ----------         ----------         ----------          ----------       ----------
Total cost of revenues...................        10,263              6,450              4,733               8,175           12,285
                                             ----------         ----------         ----------          ----------       ----------
Gross profit.............................        13,039              7,599              1,903               6,768            9,827
Operating expenses:
  Gross research and development.........        12,592             17,060             15,240              16,349           18,950
  Royalty bearing grants.................         3,381              3,457              3,213               3,394            4,083
                                             ----------         ----------         ----------          ----------       ----------
  Research and development, net..........         9,211             13,603             12,027              12,955           14,867
  Sales and marketing, net...............         3,665              5,465              4,814               5,884            6,566
  General and administrative.............         3,042              3,526              2,884               2,560            2,471
  Non-cash compensation..................           791                745                799                 612              206
                                             ----------         ----------         ----------          ----------       ----------
Total operating expenses.................        16,709             23,339             20,524              22,011           24,110
                                             ----------         ----------         ----------          ----------       ----------
Operating loss...........................        (3,670)           (15,740)           (18,621)            (15,243)         (14,283)
Financial income, net:                            5,986              4,629              2,283               1,684            1,352
Net (loss) profit........................    $    2,316         $  (11,111)        $  (16,338)         $  (13,559)      $  (12,931)
                                             ----------         -----------        -----------         -----------      -----------
Earnings (loss) per share:
  Basic..................................    $     0.13         $    (0.61)        $    (0.89)         $   (0.73)       $   (0.68)
                                             ----------         -----------        -----------         ----------       ----------
  Diluted................................   $      0.11        $     (0.61)       $     (0.89)        $    (0.73)      $    (0.68)
                                            -----------        ------------       ------------        -----------      -----------
Shares used in computing earnings (loss)
-----------------------------------------
  per ordinary share:
  Basic..................................    18,269,556         18,260,798           18,407,190          18,638,398       19,140,706
                                             ----------         ----------         ------------        ------------     ------------
  Diluted................................    20,773,382         18,260,798           18,407,190          18,638,398       19,140,706
                                             ----------         ----------        -------------       -------------     ------------


                                                                    As of December 31,
                                                  2000         2001        2002        2003         2004
                                                                      (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents....................   $  8,851    $ 15,946     $  9,158    $   16,225  $   12,239
Short-term investments.......................     86,268      64,967       12,967        16,191      20,691
Long-term investments........................     15,344       9,172       46,197        35,013      22,639
Working capital..............................     97,324      82,430       32,719        32,848      33,844
Total assets.................................    125,266     104,733       89,706        80,273      69,803

Shareholders' equity ........................    117,632      98,497       83,558        72,301      60,290



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


Risks Related to Our Business and Industry

We have a history of operating losses.

         We have incurred significant operating losses since our inception, and we may not achieve operating profitability for the foreseeable future. We reported operating losses of approximately $18.6 million for the year ended December 31, 2002, $15.2 million for the year ended December 31, 2003, and $14.3 million for the year ended December 31, 2004. As of December 31, 2004, our accumulated deficit was approximately $60.4 million. We reported revenues of approximately $22.1 million for the year ended December 31, 2004. Despite the fact that we are making expenditures in anticipation of generating higher revenues, our revenues may not grow and may even decline. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase as necessary or if our expenses increase at a greater pace than our revenues, we will not likely be able to achieve, sustain or increase profitability on a quarterly or annual basis.

Slowdown in the telecommunication industry might adversely affect our business and results of operations.

         Telecommunications service providers and their customers are the principal end-users of substantially all of our wireline products. From time to time, the telecommunications industry in much of the world, including in our principal markets, has experienced significant downturns, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. For example, we experienced a significant decline in demand for our products in 2001 and 2002. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control. In addition, a market perception that these conditions could have an impact on our company may harm the trading prices of our shares, whether or not our business and results of operations are actually affected.

During 2004 we experienced increases in demand for our products compared to 2003. To date in 2005, however, demand in the first quarter of 2005 has not been as strong as it was in the first quarter of 2004. We are unable to forecast accurately the timing of any long-term industry downturns or recoveries, or the duration of such downturns or recoveries.

We are in the process of developing a high-throughput wireless local area network (HT-WLAN) chipsets, which require substantial resources and the results of which are uncertain.

         In addition to digital subscriber lines, or DSL chipsets we engage in the research and development of high-throughput wireless local area network, or HT-WLAN, chipsets. We cannot be certain that the results of this research and development will yield any revenues in the future. Our success with the wireless product line is challenged, among other things, by new technological barriers associated with wireless technologies, as well as with sales and marketing challenges associated with penetration a new market with no previous track record for us.

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

         Our quarterly operating results and revenues have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

o Our revenues depend upon the size, timing and shipment of orders for our chipsets, especially large orders from some of our customers. We do not receive orders in the same amounts each quarter;

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

o Because only a small portion of our expenses vary with our revenues, if revenue levels for a quarter fall below our expectations, our earnings will decrease;

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

o Deferrals of customer orders in anticipation of new applications or new chipsets introduced by us or by our competitors;

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

o        take advantage of future opportunities; or

respond to competitive pressures or unanticipated requirements.



The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

Relatively few customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or if we experience a loss of any of our significant customers, particularly, Tellion Inc., ADC Telecomunications Inc. and ECI Telecom Ltd, or suffer a substantial reduction in orders from these customers. In 2004, we had three customers which accounted for more than 10% of our revenues, namely Tellion, ADC and ECI, which accounted, directly and through their respective manufacturing subcontractors, for an aggregate of 45% of our revenues. We cannot be certain that these customers will maintain these levels of purchases or that they will even elect to continue working with us. We do not have contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. We expect that sales of our chipsets to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.



If the market for DSL solutions does not continue to develop, we will not be able to sell enough of our chipsets to achieve, sustain or increase profitability.

         DSL solutions compete with a variety of different high-speed data transmission technologies, including ethernet passive optical network, or EPON, cable modem, satellite and wireless technologies. If any technology that competes with DSL technology is more reliable, faster or less expensive, reaches more customers or has other advantages over DSL technology, the demand for our chipsets will decrease, and we may not sell enough of our chipsets to achieve, sustain or increase profitability.

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

Changes in current telecommunications laws or regulations or the imposition of new laws or regulations could impede the sale of our planned wireless products or otherwise harm our business.

      Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The Federal Communications Commission, or the FCC, in the United States, as well as regulators in other countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. We therefore rely on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage, or may impose requirements that render our products or our customers' products unmarketable in these jurisdictions. If this were to occur, it would make it difficult for us to sell our products in that region. In addition, some of our chipsets will operate in the 5 gigahertz, or GHz, band, which is also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 5GHz, bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations, reversal of usage rights, or the imposition of new laws and regulations regarding the allocation and usage of the 5 GHz band on us, our customers or the industries in which we operate may materially and adversely impact the sale of our products and our business, financial condition and results of operations.

Evolving and current industry standards for DSL and wireless technologies could affect the end-market for our products

      Evolving and current industry standards for DSL and wireless technologies could affect the end-market for our products. In particular this may have adverse effect on our VDSL and wireless business. For example, with regard to the VDSL, in 2004, the International Telecommunication Union ("ITU") reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete MultiTone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology. The ITU has also determined to develop a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Should the future deployment of VDSL chipsets require the VDSL2 standard of DMT only, our sales could be harmed, unless we also successfully develop and deploy DMT technology. Our development of DMT technology may involve larger investments and/or longer time to market compared to some of our competitors who already have the technology available. With regard to the wireless products, we are designing our products to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. We also depend on industry groups such as the WiFi Alliance to certify and maintain certification of our products. If our customers adopt new or competing industry standards with which our products will not be compatible, or such industry groups fail to adopt standards with which our products will be compatible, our sales would suffer. For example, the IEEE has initiated working group proceedings directed at promulgating a new wireless local area networking standard, called 802.11n. As we design our products to comply with the 802.11n standard, any delay in promulgating the new standard or any failure by us to comply with the new standard will harm our business.

If the DSL equipment manufacturers which utilize our chipsets are not successful in selling their systems, sales of our chipsets will decline significantly.

         We rely upon DSL equipment manufacturers, such as Tellion, ADC and ECI, to integrate our chipsets into their DSL systems. If their systems are not successful, or they choose not to purchase our chipsets, or they fail to incorporate our chipsets into their systems, we will not be able to sell our chipsets to them in substantial quantities. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

Our chipsets may not adequately serve the needs of end users.

         Our chipsets are sold primarily through OEMs. Thus, the feedback that we receive with respect to the field performance of our chipsets from telecommunication service providers and their users may be limited. This may impair our ability to design chipsets that are responsive to the needs of the end users of our chipsets. This may harm the market acceptance of our chipsets.

Adoption of VDSL technology outside existing markets may be limited.

At the moment VDSL deployment is occurring mainly in Korea and Japan. In other countries a high percentage of broadband subscribers are served with ADSL technology, with which our VDSL technology competes. However, should the market in all these other countries, and our customers, insist on getting ADSL and not VDSL, the potential growth of our VDSL products will be limited.

If we do not achieve "design wins" with equipment manufacturers during the design stage of a new product, we may be unable to secure production orders from these customers in the future.

         Once a DSL or a wireless equipment manufacturer has designed its system to include a particular supplier's chip set, the equipment manufacturer may be reluctant to change its source of chipsets. Accordingly, the failure to achieve a customer to develop and test the chipsets within their system, or failure to achieve design wins with key DSL/wireless equipment manufacturers could create barriers to future sales opportunities. In addition, cooperation and review by potential customers of products in the development stages facilitates "design wins." Thus, our ability to achieve "alpha partner" cooperation will affect our long-term success.

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

         Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors include Conexant Systems, Inc., Infineon Technologies AG and Ikanos Communications Inc. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL chip set component into existing products in a manner that renders our chipsets obsolete.

Competition may result in lower prices and a corresponding reduction in our ability to recover our costs. This may impair our ability to achieve or maintain profitability.

         We expect that price competition among DSL and wireless chip set suppliers will reduce our gross margins in the future. We anticipate that average selling prices of our chipsets will continue to decline as product technologies mature. Since we do not manufacture our own chipsets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger and have greater resources than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than we are. Declines in average selling prices will generally lead to declines in gross margins for chipsets. If we are unable to recover costs, we will likely be unable to achieve profitability.

In order to attain and maintain profitability, we must manage our resources effectively in a volatile market.

         We are actively expanding our operations. We had 161 employees at December 31, 2003 and 179 employees at December 31, 2004. The growth of our business has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must also implement sophisticated control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization as a public company.

         To manage resources effectively, we must:

o improve and expand our Management Information Systems ("MIS") from time to time.

o as a company with publicly traded shares, adopt additional processes to ensure compliance with securities regulations;

o hire, train, manage and retain qualified employees for current business and especially when the business is growing, and, when industry conditions decline, reduce the workforce; and

o effectively manage relationships with our customers, subcontractors, suppliers and other third parties.

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

Because we do not have long-term contracts with our customers, our customers can discontinue purchases of our chipsets at any time, which may result in adverse effect on our inventory levels.

         We sell our chipsets based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chipsets. Our customers can generally cancel or reschedule orders upon short notice. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our chipsets. Rather, it is a decision by a customer to use our chipsets in the design process of that customer's products. A customer can discontinue using our chipsets at any time. We have experienced in the past cancellations or deferrals of purchase orders, and additional cancellations and deferrals may occur from time to time. We have historically placed firm orders for products with our foundries up to approximately 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand or incorrectly estimate product mix, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forego revenue opportunities, lose market share and damage our customer relationships.

 We currently rely on a limited number of subcontractors to manufacture and assemble our chips.

We rely on a single subcontractor for the manufacture of majority of our chips included in our chipsets and on a limited number of subcontractors for the assembly of finished chips and other related services. Our subcontractors manufacture, assemble and test our chips in Singapore, the Republic of China (Taiwan), Hong Kong, China, and the United States. These subcontractors currently have limited manufacturing capacity, which may be inadequate to meet our demand. If the operations of our subcontractors were halted, even temporarily, or if they were unable to operate at full capacity for an extended period of time, we could experience business interruption, increased costs, loss of goodwill and loss of customers. Delays in the manufacture of chipsets are typical in our industry, and we have experienced these delays in the past. The Asia-Pacific region has experienced significant earthquakes in the past and could be subject to additional seismic activities. Natural disasters, earthquakes, and regional epidemics, could also have a negative impact on our suppliers, and as a result significantly disrupt our operations.


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

o suppliers could discontinue the manufacture or supply of components used in our chipsets. In such event, we might need to modify our chipsets, which may cause delays in shipments, increased manufacturing costs and increased chipsets prices; and

o we may hold more inventory than is immediately required to compensate for potential component shortages or discontinuance.

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

         Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Tzvi Shukhman, our chairman and chief executive officer. All of our employees have entered into employment contracts with us except for Mr. Shukhman. Although Mr. Shukhman does not have an employment agreement, the shareholders voted in November 2003 to approve his service as chairman of the board and chief executive officer for an additional three-year period. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Tzvi Shukhman, other members of senior management or other key personnel could negatively affect our business.

A majority of the Company's outstanding shares are held by two individuals, who exert significant control over the Company's direction.

         At May 31, 2005, 10,919,016 ordinary shares (56.5%) are held by Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company. Mr. Shukhman is also our chairman and chief executive officer. Currently, Messrs. Shukhman and Rozenberg control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

         In 2003, we filed a registration statement with the Securities and Exchange Commission covering the resale by Messrs. Shukhman and Rozenberg of 10,565,651 shares. Were they to sell all of those shares, they would no longer have the ability to direct the voting of those shares, and new management could be elected.

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

         Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently own three unregistered trademarks, two patents in Israel and three patents in the United States. We have also filed one additional patent application, and one provisional patent application in the United States. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Our products may infringe on the intellectual property rights of others.

      Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For example, the ownership by an unaffiliated third party of a valid trademark with respect to the name Metalink, or the use of that name by any unaffiliated third party (whether or not a valid trademark exists), could cause confusion and otherwise have a material adverse effect upon our business and financial condition. Our customers and we have received from time to time in the past written notices and offers from research institutions, intellectual property holding firms and others claiming to have patent rights in certain technology and inviting us to license this technology and related patent rights for use in our products and methods. These notices or offers have been made directly to us and through our customers. We have responded directly, or indirectly through our customers, to all of these notices. None of these notices has resulted in litigation against us. We believe that the rights offered do not infringe any valid claim to the issued patents identified to date. We cannot assure you that any of these or other third-parties will not pursue litigation or assert their patent and other intellectual property rights against us in the future. We have certain indemnification obligations to customers with respect to infringement of third-party patents and intellectual property rights by our products. We cannot assure you that our potential obligations to indemnify such customers will not harm us, our business or our financial condition and results of operations. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against us could result in the expenditure of significant financial and managerial resources.

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

If we are characterized as a Passive Foreign Investment Company, our U.S. shareholders may suffer adverse tax consequences.

         If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive Foreign Investment Company ("PFIC") for U.S. federal income tax purposes. We were a PFIC during the years 2002 and 2003, but not 2004. We have not yet determined whether we are likely to be characterized as a PFIC for 2005.

         These considerations, and other tax considerations, are described in additional detail under the caption "Taxation" at Item 10(E) of this Report.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

     We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We have only recently begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may take up to twelve months to complete. If it is determined that we are not in compliance with
Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

We are consolidating our two design centers in the U.S.

During 2005, we decided to consolidate our research and development and operating centers in Folsom, California and Atlanta, Georgia into a one center in Atlanta, Georgia. As a result, we expect to lose most of our employees working currently in the Folsom center. On a net basis, the consolidation is expected to result in a reduction of our total workforce of less than 10%. We do not expect to incur significant extraordinary costs in connection with the consolidation of the design centers, but there can be no assurances that there will not be employee claims or other unforeseen expenses.


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

         Some of our directors, officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of one or more of our officers or key employees, or a significant number of other employees because of military service. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by directors, officers or employees could harm our business.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could depress the market price of our shares.

         The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than does the U.S. tax law. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which could depress our share price.


Because substantially all of our revenues are generated in U.S. dollars while a significant portion of our expenses are incurred in New Israeli Shekels, or NIS, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar or if the NIS is appreciated against the U.S. dollar.

         We generate substantially all of our revenues in dollars, but we incur a significant portion of our expenses, principally salaries, related personnel expenses and occupancy expenses in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. Thus, in 2004 the NIS was appreciated against the dollar in the rate of 1.6% and the rate of inflation was 1.2%. If the dollar cost of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected.

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

         Several of our capital investments have been granted "approved enterprise" status under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. This could harm our business and our profitability. In addition, the Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our taxes.

         The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. The common practice in Israel has been to pay such stamp duty when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and such actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Collection of stamp duties from us could adversely affect our results of operations. In January 2005, an order was signed ending the requirement to pay stamp duty effective January 1, 2008.

Since we receive government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies outside of Israel. Such grants may be terminated or reduced in the future, which would increase our costs.

         We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a significant portion of our research and development expenditures in Israel and we intend to apply for additional grants in the future. To maintain our eligibility for these grants we must continue to meet several conditions under the grant programs, including paying royalties with respect to the grants received. If we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to refund any payments previously received, together with interest and penalties.

         In addition, the terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies, outside of Israel, if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

         These programs may not continue in the future at their current levels or at any level. From time to time, we may submit requests for new grants from the Chief Scientist. These requests might not be approved, particularly in light of the reduction in government spending in Israel. The termination or reduction of these grants could materially harm our financial condition and results of operations.

         In January 2004 we launched a research project, under the sixth framework program of the European Commission, under which we are entitled to grants based on certain approved expenditures of a research and development plan. The European Commission provided us grants for research and development efforts of approximately $0.5 million for the year ended December 31, 2004, but the Company does not have a European Commission grant for 2006 and may not have such grants in future years.

ITEM 4.  INFORMATION ON THE COMPANY

A.       History and Development of the Company

         Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. In September 2000, we moved our principal executive offices from Tel-Aviv to a new location at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555. Our agent for service in the United States is our subsidiary, Metalink Inc., which has been located at 105C Lake Forest Way, Folsom, California 95630 (telephone number 916-355-1580). As we have recently initiated a process of consolidating our two design centers in the U.S., the design center in Folsom will be closed by July 2005, and the Metalink Inc. address will be changed to 3260 Pointe Parkway, Suite 400, Norcross, Atlanta, Georgia, 30092 (telephone number 678-325-5430).

          In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the NASDAQ National Market under the symbol "MTLK". In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares. As of December 3, 2000, our ordinary shares were traded also on the Tel-Aviv Stock Exchange.

         In March 2005, our board of directors approved a plan to repurchase up to $10 million of our ordinary shares, subject to market conditions, and the approval of the board of directors of the Company. Through May 31, 2005, no repurchases had been made pursuant to that plan.

         Capital expenditures were $1,504,000 for the year ended December 31, 2004, $1,991,000 for the year ended December 31, 2003, and $838,000 for the year ended December 31, 2002. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

         Business Overview

General

         We design, develop and market digital subscriber line (DSL) chipsets used by manufacturers of telecommunication equipment. Our chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems. Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We have expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over ten million of our chips to original equipment manufacturers (OEMs) that incorporate our chips into their own products. These OEMs have sold products containing our chipsets to telecommunication service providers throughout the world.

         In addition, we are engaged in the research and development of high-throughput wireless local area network (HT-WLAN) chipsets. These products will enable transport of digital broadband media including video, voice and data at significantly higher rates than conventional wireless local area networking
(WLAN) solutions.

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

         VDSL. VDSL technology defines very high transmission rates over a single copper wire pair. This includes symmetric transmission at a rate of over 40 Mbps and asymmetric transmission of over 100 Mbps downstream. VDSL is typically deployed in combination with an optical network unit. This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses. The unit multiplexes the bandwidth of tens to hundreds of subscribers onto a single fiber that carries the information to the central office. VDSL applications include high bandwidth data, multiple video and voice channels, High Definition TV (HDTV), broadband access and broadband wide area networks (WANs). VDSL technology has been standardized by ANSI, ETSI and the ITU and is currently at its standardization stage in IEEE. We are an active participant in all these standardization processes. In 2003 the standards working group in the ANSI developed an American National Standard for VDSL using Multi Carrier Modulation
(DMT) and a Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM). Also in 2004, the ITU has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete MultiTone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology. ITU has also decided to develop a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Should the future deployment of VDSL chipsets require the VDSL2 standard of DMT only, our sales could be harmed unless we also successfully develop and deploy DMT technology.

         We have developed powerful algorithms for VDSL, including NML, that optimize the performance in the operating environment. During 2001, we finished the development and started integration of two generations of VDSL solutions, including a single port 2-band digital device, a single port 4-band digital device, a dual port 3-band device and a single port 4-band analog front end. To the best of our knowledge these devices were the first available standard compliant solutions according to the quadrature amplitude modulation (QAM)-based ETSI and ANSI standards. During 2002 we completed the development of our 3rd generation VDSL product family including a Quad and Single port full 4-band VDSL devices. These devices address the Ethernet over VDSL (EoVDSL) market requirements which are rapidly evolving in the Asia-Pacific region. To the best of our knowledge, the Quad device was the first to integrate four full 4-band standard VDSL ports in a single package. We have introduced our 4th generation VDSL product family to the market. This family incorporate our VDSLPlus technology which is capable of delivering over 100 Mbps asymmetric bit rates over a single copper pair. In 2005, this family was upgraded to offer 100Mbps symmetric transmission in conformance with a new Japanese band plan drafted by the Japanese TTC standardization body.

         The following is a table of our proprietary chips which form the chipsets offered by us to our customers:



--------------------- ------------------------------------------------------------ ------------- --------------
                                                                                                    Maximum
                                                                                                 Transmission
                                                                                     Sampling        Rates
       Chips                                   Function                                Date         (Mbps)
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtH 1242              2BlQ AFE                                                         2Q97          1.168
MtH 2441              2BlQ AFE                                                         3Q99          2.320
MtH 2443              Low-power, small size 2BIQ AFE                                   3Q99          2.320
MtH 2445              2B1Q AFE                                                         2Q97          2.320
MtH 1210BL            2BlQ encoding/decoding DSP                                       1Q99          1.168
MtH 2410BL            Low-power 2BlQ encoding/decoding DSP                             3Q99          2.320
MtH 2411              Advanced, low-power 2BlQ encoding/decoding DSP                   3Q98          2.320
MtH 2430CL            Universal T1 /El standards compliant framer                      3Q99          2.320
MtH 2431              Single pair framer                                               3Q99          2.320
MtH 2470 Dual         Advanced, low-power integrated dual                              3Q99          2.320
                      DSP and dual framer
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtS 870               Octal SHDSL transceiver/framer                                   4Q00          4.640
MtS 170               Single SHDSL transceiver frame                                   1Q01          4.640
MtS 140               Single SHDSL AFE                                                 4Q00          4.640
MtS 142               Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.        2Q01          4.640

--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtS 180               SHDSL / HDSL2 / HDSL4  system on a chip for T1/E1/TDM            1Q02          4.640
                      transport applications
MtS 172               SDSL / SHDSL / HDSL2 / HDSL4 transceiver with integrated         2Q02          4.640
                      T1/E1 framer.
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------

MtV 9370              Dual VDSL transceiver/framer for 3-band applications             3Q01           52

MtV 9141              VDSL AFE for 2,3 and 4-band applications                         4Q01           52
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtV 9172              Single trunk 2/3/4-band VDSL transceiver with integrated         4Q02           60
                      MAC for Ethernet & ATM applications (ONU & NT)
MtV 9470              Quad 2/3/4-band VDSL transceiver for Ethernet applications       4Q02           60
                      (ONU)
--------------------- ------------------------------------------------------------ ------------- --------------
--------------------- ------------------------------------------------------------ ------------- --------------
MtV 9473              Quad 2/3/4/5-band VDSL transceiver for Ethernet                  1Q04           100
                      applications (ONU)
MtV 9273              Single trunk 2/3/4/5/6-band VDSL transceiver with                1Q04           100
                      integrated MAC for Ethernet & ATM applications (ONU & NT)
MtV 9143                                                                               1Q04           100
                      VDSL AFE for 2,3,4, 5 and 6-band applications
MtV9120                                                                                1Q04           100
                      VDSL Line Driver for 2,3,4,5 and 6-band applications
--------------------- ------------------------------------------------------------ ------------- --------------

         The following table enumerates our product applications:

--------------------------------------------------- -------------------- --------------------------------------
              Chip Set Applications                      Products                    Configuration
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
Octal                                                   G.shdsl SHDSL CO
                                                        application MtS870 Each
                                                        chip set consists of one
                                                        octal MtS140 DSP /
                                                        framer and eight AFE
                                                        chips.
                                                        OR
                                                         MtS142          DSP / framer and eight AFE chips.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
G.shdsl SHDSL CPE application                           MtS170           Each chip-set consist of a single
                                                        MtS140           DSP / framer chip and a single AFE
                                                        OR               chip.
                                                        MtS142
                                                                         / framer chip and a single AFE chip.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
Single pair T1 HDSL2 and E1 G.SHDSL                     MtS170           Each chip-set consist of a single
                                                        MtS140           DSP / framer chip and a single AFE
                                                        OR               chip.
                                                        MtS142
                                                                         / framer chip and a single AFE chip.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
Two                                                     pair T1 HDSL4 and E1
                                                        G.SHDSL MtS170 Each
                                                        chip-set consist of a
                                                        two DSP / MtS140 framer
                                                        chips and two AFE chips.
                                                        OR
                                                        MtS142           framer chips and two AFE chips.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
Single pair T1 HDSL2                                    MtS180           Each chip-set consist of a single
                                                        MtS142           DSP / framer chip and a single AFE
                                                                         chip.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
Two                                                     pair T1 HDSL4 MtS180
                                                        Each chip-set consist of
                                                        a single MtS172 System
                                                        on Chip, single
                                                        DSM/Framer MtS142 and
                                                        two AFE devices.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
CO/ONU                                                  dual three band VDSL
                                                        application MtV9370 Each
                                                        chip-set consist of a
                                                        DSP/ MtV9141 framer chip
                                                        and two AFE chips.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
CO/ONU Quad four-band EoVDSL application                MtV 9470         Each chip-set consist of a
                                                        MtV9141          DSP/framer chip and four AFE chips
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
EoVDSL CPE four band VDSL application                   MtV9172          Each chip-set consist of a single
                                                        MtV9141          DSP / framer chip and a single AFE
                                                                         chip.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
CO/ONU Quad five-band EoVDSL application                MtV 9473         Each chip-set consist of a
                                                        MtV9143          DSP/framer chip and four AFE chips
                                                        MtV9120          and four line driver chips
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
EoVDSL CPE five band VDSL application                   MtV9172          Each chip-set consist of a single
                                                        MtV9141          DSP / framer chip two AFE chips and
                                                        MtV9120          a single line driver chip.
--------------------------------------------------- -------------------- --------------------------------------
--------------------------------------------------- -------------------- --------------------------------------
ONU and CPE six-band VDSL application                   MtV9273          Each chip-set consist of a single
                                                        MtV9143          DSP / framer chip, a single AFE chip
                                                        MtV9120          and a single line driver chip.
--------------------------------------------------- -------------------- --------------------------------------

Older products are approaching a point of obsolescence, and as the market for those products diminishes we will slow or stop production of those parts.

Customers

         Our customers, telecommunication equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunication service providers. Since we commenced operations in 1993, we have shipped over ten million of our chips to our customers, or OEM partners, including ECI, Marconi, Alcatel, Schmid, ADC, Motorola Next Level Communications, Primeteck, RAD, TUT, Tellion and others. These chips are used in telecommunication equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chipsets and these customers could cease purchasing our chipsets, at any time.

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

         The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                                                                 Year ended December 31,
                                                                     2 0 0 4             2 0 0 3            2 0 0 2
                                                                                     (in thousands)
   Revenues:
   Korea                                                                $ 6,348            $ 2,370              $   45
   United States                                                          4,034              4,101               1,285
   Israel                                                                 2,520              1,842               3,170
   Italy                                                                  1,473              1,120                 913
   Mexico                                                                    37              1,784                   -
   Other foreign countries (mainly European)                              7,700              3,726               1,223
                                                                        $22,112            $14,943             $ 6,636



Sales and Marketing

         We have established a worldwide network of independent sales representatives and distributors. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to our customers.

         We have sales representatives in the following countries:

         Europe: Austria, Germany,  Italy, Portugal  and Spain.

         Asia: Republic of China (Taiwan), People Republic of China (Mainland China), Japan, and South Korea.

         North America: Canada and the United States

         South America: Brazil.

         The listed sales representatives also offer our customers technical support and customer services.

         We also sell our products directly to select customers in the United States, Israel and Europe. Our sales force, technical support personnel and key engineers work together in teams to support key customers. We have located technical support capabilities in key geographic locations.

         Our marketing strategy focuses on key customer sponsorships to promote early adoption of our chipsets in the products of DSL and wireless equipment manufacturers who are market innovators and market leaders. Through our ongoing relationships, customers provide us with feedback on product specifications and applications while participating in product testing simultaneously with our certification process. This approach accelerates customers' time to market, enables us to achieve early design wins and volume commitments for our chipsets.

         We intend to continue to invest resources in marketing communications efforts, including participation in trade shows and trade events and direct marketing campaigns. These efforts are directed at enhancing our brand recognition and building our reputation as a worldwide developer of DSL and wireless chipsets, as well as our customer service and responsiveness.

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

         As of May 31, 2005 our research and development staff consisted of 107 employees. Research and development activities take place at our facilities in Yakum, Israel and at the design centers of our subsidiary in Folsom, California, and Atlanta, Georgia. Commencing in July 2005, the design center in Folsom will be closed, and all the design activities in the U.S. shall be consolidated into the design center in Atlanta. We intend to continue adding research and development personnel in the near future. We deploy standard procedures for the design, development and quality assurance of our new product developments.

         The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, encourages research and development projects which result in products for export. Since 1995, we received grants from the Office of the Chief Scientist for the development of our products. In addition, we are engaged in a research project, under the sixth framework program of the European Commission, under which we are entitled to grants based on certain approved expenditures of a research and development plan. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing products.

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

         We currently subcontract our semiconductor wafer manufacturing to Taiwan Semiconductor Manufacturing Company in Taiwan, Jazz Semiconductor in USA, and to Semiconductor Manufacturing International (Shanghai) Corp. in China. The packaging and testing of our chipsets is performed by Singapore Technologies Assembly and Test Services, Advanced Semiconductor Engineering Inc. in Taiwan, and ASAT Ltd in Hong Kong and China. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us. All of the fabrication, assembly and test facilities are ISO 9002 / QS9000 / SAC certified or have a roadmap to comply with the above standards. Most of our chipsets are not manufactured by more than one contractor. In the event one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the effected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

         We intend to continue for the foreseeable future to rely on third parties for substantially all of our wafer manufacturing, assembly and test requirements. All of our subcontract manufacturers produce products for other companies. We do not have long-term manufacturing, packaging and testing agreements with any of our subcontractors, except for one foundry. Most of our foundries, and packaging and testing subcontractors are not obligated to supply us with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by one of our subcontractors.

We must place orders at least 16 to 20 weeks in advance of expected delivery. As a result, we have only a limited ability to react to fluctuations in demand for our chipsets, which could cause us to have excess or a shortage of inventory of a particular chip.


Proprietary Rights

         We rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. We own unregistered trademarks for the names NML, VDSLPlus, WLANPlus, Total-VDSL and MIMODSL. We do not currently own any registered copyrights.

          In addition, our NML technology is protected by two patents in Israel and three patents in the United States. One of the two Israeli patents was issued in favor of us following a settlement agreement we entered into with an opposing company. Most of our chipsets design is based on the NML technology. If that technology was not protected, or if it was deemed to be infringing on third party intellectual property rights, we would incur significant costs and competitive disadvantages in redesigning our products. We have filed additional patent applications in the United States. These applications may not result in any patent or patents being issued and, if issued, the patent may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents. Our existing patents expire in 2015.

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

         We believe our principal competitors in the DSL market for HDSL, SDSL, HDSL2 and G.SHDSL products include Conexant, Infineon and Mindspeed. Our principal competition for VDSL based products include Infineon, Conexant, and Ikanos. In addition to these competitors, there have been announcements by other integrated circuit companies that they intend to enter the VDSL chip set market, specifically ADSL IC companies targeting introduction of VDSL products.

         We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL chip set component into existing products in a manner that renders our chipsets obsolete.

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

As time passes in both the DSL and wireless markets, we expect to be exposed to increasing price competition driven by the lowest cost providers of chipsets. We anticipate that average per unit selling prices of DSL and wireless chipsets will continue to decline as product technologies and technologies associated with the production of those products mature. In particular, our ability to introduce products into the wireless market could be hampered if we do not provide cost-competitive products. If we are unable to reduce our costs sufficiently to offset declines in the average per unit selling prices or are unable to introduce new higher performance products with higher average per unit selling prices, our operating results will be seriously harmed. Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chipsets in response to declining average per unit selling prices. Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition and may use our subcontractors manufacturing capacity causing us difficulties in supply form said manufacturers. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

B.       Organizational Structure

         See "Item 5--Operating and Financial Review and Prospects--Overview"

C.       Property, Plants and Equipment

         Our headquarters and principal administrative, finance, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. The lease expires in September 2010. In the United States, we lease approximately 10,000 square feet of office space in Folsom, California (the Folsom Lease") and 2,400 square feet of office in Atlanta Georgia. The Folsom Lease will expire in March 2006, and we do not intend to extend it further. We are in the process of attempting to sublease the Folsom premises. Commencing in July 2005, the design center in Folsom will be closed, and all the design activities in the U.S. shall be consolidated into the design center in Atlanta. See "Item 4--Information on the Company--History and Development of the Company." We intend to expand our design center in Atlanta to approximately 3,400 square feet. In South-Korea, we lease approximately 62 square feet in Seoul. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future. The facilities are used primarily for product design, sales and administrative functions.

         Total rent expenses for the years ended December 31, 2004, 2003 and 2002 were $1,044,000, $983,000, and $936,000, respectively. The projected payments for 2005 are expected to be approximately $1,120,000.

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

         We began investing substantially in the wireless developments in 2004, to diminish our reliance on the wireline market, even though the wireline telecommunications business showed improvement in 2004 over prior years.

         The 2001 decline in the telecommunications industry, at a time when we had begun expanding our R&D and other expenditures, caused an operating loss of $15.7 million. During 2002, during a time of even further industry declines, we cut expenditures, but still sustained an operating loss of $18.6 million. Our 2003 revenues more than doubled from 2002, and surpassed those of 2001, but we expanded our R&D efforts and the operating loss was $15.2 million. Revenues for 2004 were $22.1 million, almost 50% growth compared to 2003 and close to 2000 record level. However, as we expanded our R&D and Sales and Marketing efforts, our operating loss narrowed only to $14.3 million.

We were incorporated in September 1992 under the laws of the State of Israel. From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunication equipment manufacturers. We shipped our first chip set in the fourth quarter of 1994. Since that time, we have continued to focus on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In 1997, we established a wholly owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware and has been headquartered in Northern California. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. In 1999, we established our Northern California research and development design center, and in 2003 we established our Atlanta research and development design center for our wireless activities, both are part of Metalink Inc. In 2005, we decided to close the site in Northern California. Thus as of July 2005, all the design activities in the U.S., as well as Metalink Inc. headquarter will be located in Atlanta, Georgia. In 2003, we established a wholly-owned subsidiary in South Korea, Metalink Asia Pacific Ltd. Metalink Asia Pacific is involved in introducing and promoting the sale of our products in South Korea, as well as technical support. In 2004, we established a wholly-owned subsidiary in Japan, Metalink Japan K.K. Metalink Japan K.K. is involved in display, advertising and marketing our products, as well as technical support. During 2004, we also established a representative office in Beijing, China.

         In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

Critical Accounting Policies

         Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, and the use and recoverability of inventory. Actual results could differ from those estimates. The markets for our products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future realizability of our assets.
         We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Revenue recognition
                  Revenue is recognized upon the shipment of products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. We generally provide a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

         Our revenue recognition policy is significant because our revenue is a key component of our operations. In addition, our revenue recognition determines the timing of certain expenses, such as royalties and sales commissions. Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength. In some cases, we secure payments by a letter of credit or other instrument. Inventories
         Inventories are stated at the lower of cost or market. Cost is determined on a moving average basis. We regularly review inventory values and quantities on hand and write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item's past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

A.       Operating Results

General

         Revenues. Our revenues are derived from sales of our chipsets to our customers with which we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2004, three customers accounted for approximately 45% of our revenues.

         We sell our chipsets in North America, Asia and Europe through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2004, approximately 43% of our sales were to customers in Europe and Israel, 35% in Asia and 22% in North America.

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

         Gross Research and Development. Research and development expenses consist primarily of salaries and other personnel related expenses for those engaged in the design, development and enhancement of our products, software license fees, depreciation and amortization of equipment and software used in research and development, and other overhead expenses. In addition, we subcontract the mask development production of our chips to unaffiliated third parties. Research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives. We expect these expenses to increase in the future as we continue to develop new products and product applications.

         Research and Development, Net. The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. In 2002, 2003 and 2004, we received grants from the Office of the Chief Scientist for the development of our products. In addition, the European Commission encourages research and development projects, which are performed as part of an international consortium. In 2004, we received grants from the European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

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

         Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses consist of the charge incurred by us arising from the grant of options to purchase our ordinary shares. These expenses are recorded and charged to our earnings over the vesting period of the options. We have recorded a total of $5,485,000 of deferred stock compensation as of December 31, 2004. We have incurred amortization of deferred stock compensation expenses of $799,000 in 2002, $612,000 in 2003 and $206,000 in 2004.

         We expect to recognize stock compensation expenses of approximately $30,000 in 2005. We anticipate that in 2006 and thereafter, stock-based compensation expenses will increase due to adoption of SFAS No. 123(R).

         Financial Income, Net. Financial income, net consists primarily of interest earned on marketable debt securities and certificates of deposits in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and bank commissions.

         Taxes. Israeli companies are generally subject to income tax at the corporate rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

         The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations.


                                                                   Year Ended December 31,
                                                           2002            2003            2004

Revenues...........................................         100%              100%            100%
Cost of revenues:
     Costs and expenses............................           69               52              53
     Royalties to the Government of Israel.........            2                3               3
                                                           -----            -----           -----
Total Cost of revenues.............................           71               55              56
                                                           -----            -----           -----
Gross profit.......................................           29               45              44
Operating expenses:
     Gross research and development................          230              110              86
     Royalty bearing grant.........................           48               23              19
                                                           -----            -----           -----
     Research and development, net.................          182               87              67
     Sales and marketing...........................           73               39              30
     General and administrative....................           43               17              11
     Non-cash compensation.........................           12                4               1
                                                           -----            -----           -----
Total operating expenses...........................          310              147             109
                                                           -----            -----           -----
Operating loss.....................................         (281)            (102)            (65)
Financial income, net                                         34               11               6
Net loss...........................................         (247)%           (91)%           (59)%
                                                           -------          ------          ------




Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         Revenues. Revenues in 2004 were $22.1 million, an increase of $7.2 million compared with revenues of $14.9 million in 2003. The increase in revenues is primarily attributable to sales generated from our VDSL products mainly in Asia, and increased demand for our SHDSL products in Europe and Israel, offset by decreased demand for our products in North America.

         Cost of Revenues. Cost of revenues was $12.3 million in 2004, an increase of $4.1 million compared with cost of revenues of $8.2 million in 2003. This increase is primarily attributable to the increase in revenues. Cost of revenues as a percentage of revenues was 56% remaining approximately the same as 2003 level. Cost of revenues was affected by the increase in revenues volume, lower gross margin in Asia, and offset by an excess inventory benefit of $0.4 million related to inventory previously written off and sold during 2004. Said inventory of $0.4 million was included in 2003 inventory provision.

         Gross Research and Development Expenses. Gross research and development expenses were $19 million in 2004, an increase of $2.7 million compared with gross research and development expenses of $16.3 million in 2003. This increase is primarily attributable to enhancement of our Wireless LAN products research and development efforts, offset partially by a decrease in our DSL products research and development expenses. Inclusive of stock based compensation charges, gross research and development expenses were $19 million in 2004, an increase of $2.5 million compared with gross research and development expenses of $16.5 million in 2003. Gross research and development as a percentage of revenues decreased to 86% in 2004 from 110% in 2003 primarily attributable to the increase in revenues volume, offset by an increase in gross research and development expenses mentioned above. Inclusive of stock based compensation charges, Gross research and development as a percentage of revenues decreased to 86% in 2004 from 110% in 2003. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

         Research and Development, Net. Grants from the Office of the Chief Scientist and the European Commission, totaling $4.1 million in 2004 compared with $3.4 million in 2003, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $14.9 million in 2004, or 67% of revenues, compared with $13 million in 2003, or 87% of revenues. The decrease in research and development, net, as a percentage of revenue is primarily attributable, to the increase in revenues volume and grants, offset by increase in gross research and development expenses mentioned above.

          Sales and Marketing. Sales and marketing expenses were $6.6 million in 2004, an increase of $0.7 million compared with sales and marketing expenses of $5.9 million in 2003. This increase is primarily attributable to our growing sales and marketing efforts in the Asia Pacific region that included the development of new sales channels and the resulting increase in personnel and related expenses. Sales and marketing expenses, as a percentage of revenues, were 30% in 2004 compared to 39% in 2003 primarily attributable to the increase in revenues volume.

         General and Administrative. General and administrative expenses were $2.5 million in 2004, a decrease of $0.1 million compared with general and administrative expenses of $2.6 million in 2003. Inclusive of stock based compensation charges, General and administrative expenses were $2.5 million in 2004, a decrease of $0.2 million compared with general and administrative expenses of $2.7 million in 2003. General and administrative expenses as a percentage of revenues decreased to 11% in 2004 from 17% in 2003, primarily attributable to the increase in revenues volume. Inclusive of stock based compensation charges, General and administrative expenses as a percentage of revenues decreased to 11% in 2004 from 18% in 2003.

         Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses were $206,000 in 2004, a decrease of $406,000 compared with amortization of deferred stock compensation expenses of $612,000 in 2003. This change is primarily attributable to periodical amortization. Amortization of deferred stock compensation expenses as a percentage of revenues decreased to 1% in 2004 from 4% in 2003 primarily attributable to the increase in revenues volume.

         Financial Income, net. Financial income, net was $1.4 million in 2004, a decrease of $0.3 million compared with financial income, net of $1.7 million in 2003. This change is primarily attributable to the decrease in total cash, short term and long term investments balance.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         Revenues. Revenues in 2003 were $14.9 million, an increase of $8.3 million compared with revenues of $6.6 million in 2002. The increase in revenues is primarily attributable to sales generated from our VDSL products mainly in North America and Asia, and increased demand for our SHDSL products from existing and new customers.

         Cost of Revenues. Cost of revenues was $8.2 million in 2003, an increase of $3.5 million compared with cost of revenues of $4.7 million in 2002. This increase is primarily attributable to the increase in revenues. Cost of revenues as a percentage of revenues decreased to 55% in 2003 from 71% in 2002, primarily attributable to the increase in revenues volume.

         Gross Research and Development Expenses. Gross research and development expenses were $16.3 million in 2003, an increase of $1.1 million compared with gross research and development expenses of $15.2 million in 2002. This increase is primarily attributable to enhancement of our Wireless LAN products research and development effort offset partially by a decrease in our DSL products research and development expenses. Inclusive of stock based compensation charges, Gross research and development expenses were $16.5 million in 2003, an increase of $1.1 million compared with gross research and development expenses of $15.4 million in 2002. Gross research and development as a percentage of revenues decreased to 110% in 2003 from 230% in 2002 primarily attributable to the increase in revenues volume, offset by increase in gross research and development expenses mentioned above. Inclusive of stock based compensation charges, Gross research and development as a percentage of revenues decreased to 110% in 2003 from 232% in 2002. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

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

          Sales and Marketing. Sales and marketing expenses were $5.9 million in 2003, an increase of $1.1 million compared with sales and marketing expenses of $4.8 million in 2002. This increase is primarily attributable to our growing sales and marketing efforts in the Asia Pacific region that included the development of new sales channels and the resulting increase in personnel and travel expenses. Sales and marketing expenses, as a percentage of revenues, were 39% in 2003 compared to 73% in 2002 primarily attributable to the increase in revenues volume.

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

         In 2001 the NIS was depreciated against the dollar in the rate of 9.3% while the rate of inflation was 1.4%. In 2002 the NIS was depreciated against the dollar in the rate of 7.3% while the rate of inflation was 6.5%. In 2003 the NIS was appreciated against the dollar in the rate of 7.5% while the rate of deflation was 1.9%. In 2004 the NIS was appreciated against the dollar in the rate of 1.6% while the rate of inflation was 1.2%. We can not predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations could be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

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

Corporate Tax Rate

         Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, initially by not later than year 2008. In December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company in the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than year 2014. The period of tax benefits with respect to our Approved Enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing, and of our accumulated tax loss carryforwards (which totaled at approximately $68.5 million at December 31, 2004), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2005 tax year. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S., South Korean and Japanese subsidiaries will generally be subject to applicable domestic and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $3.9 million available at December 31, 2004 for federal tax purposes. These carry-forwards will offset future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

Government Grants

         Israeli Government Grants

         We conduct a substantial part of our research and development operations in Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided us grants for research and development efforts of approximately $3.4 million for the year ended December 31, 2000 (27% of total research and development expenses), $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses), 3.2 million for the year ended December 31, 2002 (21% of total research and development expenses), $3.4 million for the year ended December 31, 2003 (21% of total research and development expenses) and $3.6 million for the year ended December 31, 2004 (19% of total research and development expenses).

Since the grant program has the impact of lowering the Company's research and development expenditures, and improving the Company's margins, reduction in the Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. Currently, we are obligated to pay royalties to the Office of the Chief Scientist at the rate of 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 is 120% of the dollar-linked value of such grants. With respect to grants we received in 2003 and 2004, our aggregate payment amount is 100% of the dollar-linked value of such grants. In 2003, we were required by the Office of the Chief Scientist to perform at least 50% of its manufacturing in Israel. See "Item 5C- Research and Development, Patents and Licenses, etc.- Grants from the Office of the Chief Scientist".

         The refund of the grants is contingent on future sales and the Company has no obligation to refund these grants, if sales are not generated.

         The Government of Israel, through the fund for encouragement of marketing abroad, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys. We received grants from the marketing fund totaling $126,000 in 1998 and $20,000 in 1999. In 2002 we refunded all grants received from the marketing fund of the Government of Israel, and as of December 31, 2002 we have no liability towards the marketing fund.

         We paid or accrued to the Office of the Chief Scientist and to the marketing fund $469,000 for the year 2000, $414,000 for the year 2001, $94,000 for the year 2002, $388,000 for the year 2003, and $648,000 for the year 2004.

         European Commission Grants

         In addition to the Office of the Chief Scientist benefit programs, in January 2004 we have launched a research project, under the sixth framework program of the European Commission, under which we are entitled to grants based on certain approved expenditures of a research and development plan. The European Commission provided us grants for research and development efforts of approximately $0.5 million for the year ended December 31, 2004 (2.6% of total research and development expenses).

B.       Liquidity and Capital Resources

         At December 31, 2004, we had cash and cash equivalents of $12.2 million, short-term investments of $16.2 million and long-term investments of $22.6 million. At December 31, 2003, we had cash and cash equivalents of $16.2 million, short-term investments of $13 million and long-term investments of $35 million. In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 2000, we completed our secondary offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

         Our total annual proceeds, net of royalties paid or accrued, from royalty-bearing government grants was $19.1 million as of December 31, 2004, was $16.3 million as of December 31, 2003, and $13.1 million as of December 31, 2002.

         Capital expenditures were $1,504,000 for the year ended December 31, 2004, $1,991,000 for the year ended December 31, 2003, and $838,000 for the year ended December 31, 2002. These expenditures were principally for equipment and software for our research, development and manufacturing activities. We expect to invest additional resources in equipment and software.

         Net cash used in operating activities was $11,572,000 for the year ended December 31, 2004. Net cash used in operating activities during 2004 was primarily due to net loss, an increase in Government grants to receive balance, trade accounts receivable and inventories, which were partially offset by decrease in Trade accounts payable and other payables and accrued expenses and depreciation and amortization. Net cash used in operating activities was $10,551,000 for the year ended December 31, 2003. Net cash used in operating activities was $12,094,000 in 2002.

         Net cash provided by investing activities was $6.5 million for the year ended December 31, 2004. $24.2 million cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in Metalink's treasury offset by $16.2 million cash used in purchase of marketable debt securities and deposits, and by $1.5 million that was used for the purchase of property and equipment. Net cash provided by investing activities was $16.1 million in 2003. Net cash provided by investing activities was $4.7 million in 2002. Metalink holds treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates. We do not conduct interest rate or currency hedging activities.

         Net cash provided by financing activities was $1.1 million for the year ended December 31, 2004, $1.5 million for the year ended December 31, 2003 and $0.6 million for the year ended December 31, 2002, all of which were primarily attributable to exercise of employees' option and shares.

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

C.       Research and Development, Patents and Licenses, etc.

         During the fiscal years 2002, 2003, and 2004, we spent $15.2 million, $16.3 million, and $19 million, respectively, on gross R&D expenses, or $12 million, $13 million, and $14.9 million, respectively, for R&D net of grants from the Chief Scientist and the European commission. During 2004, the increase in R&D expenses was primarily attributable to increasing R&D for our wireless products, with some offsetting decline in R&D expenses associated with wireline products. See "Item 4 - Information on the Company - Business Overview - Research and Development," "Item 4 - Information on the Company - Business Overview - Proprietary Rights" and " - Operating Results."

Grants from the Office of the Chief Scientist

         Overview. The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the "R&D Law". Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist's programs and with the provisions of the R&D Law.

         Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the research committee of the Chief Scientist. In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to our programs range from 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 was 120% of the dollar-linked value of such grants. With respect to grants received in 2003, our aggregate payment amount was 100% of the dollar-linked value of such grants. With respect to grants received in 2004, our aggregate payment amount was 100% of the dollar-linked value of such grants.

         The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

         The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

         In March 2005, an amendment to the R&D Law was approved by Israel's Parliament, which amendment is intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel. As described above, currently, the law permits the Office of the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in exchange for payment of higher royalties. The amendments further permit the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of increased royalties. The amendment further permits, under certain circumstances and subject to the Office of the Chief Scientist's prior approval, the transfer outside Israel of know-how that has been funded by Office of the Chief Scientist, generally in the following cases:

o the subject company pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how
         (according to certain formulas),

o the subject company receives know-how from a third party in exchange for its funded know-how, or

o such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

     This amendment was effective June 7, 2005. To our knowledge, the Israeli government intends to amend the royalty regulations promulgated under the R&D Law to reflect this amendment. This amendment to the regulations may also include an update to the royalty rates.

         The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

         The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

D.       Trend Information

         Asian market share of broadband deployment continues to be large. The Asian markets in general and Korea, Japan and China in particular represent a large portion of the broadband deployment worldwide, particularly for the DSL market. Thus, as of the end of the fourth quarter of 2004, out of 96.9 million DSL lines worldwide, 25.3 million lines were deployed in Asia according to analyst Point Topic in their January 2005 report. Our ability to increase our penetration in this region and specifically our ability to take share of the broadband market in Japan and China will affect our revenue growth. During fiscal year 2004 we incorporated a wholly owned subsidiary in Japan (in addition to our wholly owned subsidiary already incorporated during year 2003 in Korea) and established a representative office in China. However, while the level of expenses as a result of our efforts to penetrate the Asian market increase, we can not be certain that the level of revenues derived from that region will increase in proportion to the expenses, or even to cover these expenses.

         Continued Increase in Broadband Deployment Speeds. Telecom service providers continuously strive to improve and lower the price of their broadband services. For example in Korea and Japan broadband speeds has increased from 1-8 Mbps to 50-100 Mbps during the past four years. While this trend potentially increases the demand for VDSL products, other competing technologies such as PON are improving their price/performance ratio, and thus are being considered by some providers. In addition, the continuing price decline creates continuing price pressure on broadband equipment pricing, resulting in price pressure on broadband chip-set companies such as Metalink.

         Increased focus on value-added broadband services. Broadband service providers are shifting focus from increasing their customer base for pure connectivity to increasing revenues per customer; and minimizing subscriber churn (subscribers replacing their service provider) by introducing value added services such as VoIP, Broadcast and On-demand Video, and Home Networking. This trend in general is creating demand for faster broadband speeds and in some cases particularly for VDSL.

         Higher functionality integrated into broadband CPEs. Introduction of advanced services, while maintaining low broadband equipment cost, requires higher and higher integration levels of the broadband CPE chipsets and specifically VDSL CPE chipsets. Many of our competitors have vast experience and a large product portfolio with respect to the integration of additional functions into their xDSL CPE solutions when compared to Metalink.

         Consolidation in the broadband IC market. In 2004 we experienced consolidation in our market, as two of our principal competitors, GlobespanVirata and Conexant, announced the completion of their merger. If this merger signal an industry trend, this trend may adversely effect our market share and might adversely effect our operational results. We may find ourselves competing with companies significantly larger than Metalink. The difference in size will probably benefit the larger companies which have broader sales and marketing channels, as well as greater capabilities to integrate several technologies such as xDSL, WLAN, networking, security and video processing into a single solution for the broadband home.

         VDSL2 Standardization. In May of 2005 the ITU brought out a new international standard for VDSL called VDSL2. While Metalink is developing a compliant chipset, currently it does not have such a product. Three competitors (Ikanos, Conexant, and Infineon) have announced compliant devices. If carriers abandon current VDSL technology in favor of this new VDSL2 technology prior to our ability to bring VDSL2 compliant products to market, our business will be adversely impacted.


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

E.       Off-balance sheet arrangements

Not applicable.



F.       Tabular disclosure of Contractual Obligations.



                                                          Payments Due By Period (in thousands $)
                                                                                                        2009 and
Contractual Obligations                         Total        2005       2006        2007       2008   thereafter
Long-Term Debt Obligations



Operating lease obligations                    5,679       1,120      1,008         947        947        1,657
Purchase obligations (vendors of
equipment and services)                        3,568       1,570      1,021         977


Total contractual cash obligations             9,247       2,690      2,029       1,924        947        1,657




         We lease our motor vehicles under cancelable operating lease agreements, for periods through 2006. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $141,000 as of December 31, 2004.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         The following table lists our current directors and executive officers:

Name                             Age                                 Position
Tvzi Shukhman.................    44    Chairman of the Board of Directors and Chief Executive Officer
David Pereg .............         36    Vice President, Corporate Development, Office of the CEO and
                                        Director
Yuval Ruhama..................    35    Vice President, Finance
Ron Cates.....................    49    Vice President, North American Sales & Marketing
Yaniv Dinur...................    42    Vice President, Marketing
Liron Frenkel............         39    Vice President, Engineering
Aviva Gatt ...................    51    Vice President, Human Resources
Shmulik Shemesh ......            36    Vice President, Operations
Barry Volinskey.......            35    Associate Vice President, Marketing, Broadband Home Products
Uzi Rozenberg.................    45    Director
Efi Shenhar...................    49    Director
Gideon Barak............          44    Director
Sarit Weiss-Firon.............    39    Director
Joe Markee....................    52    Director
Meir Bar-El...................    61    Director

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

         David Pereg has served as our Vice President, Corporate Development, Office of the CEO since 2004, and in key engineering positions, including Vice President, Engineering since 1999. From 1990 to 1998 Mr. Pereg served as a project officer in the Israel Defense Forces, where he developed and supervised various projects in communications and digital signal processing. Mr. Pereg holds a B.S.E.E cum laude and an M.S.E.E from Tel Aviv University and is a graduate of the Advanced Management Program of Harvard Business School.

         Yuval Ruhama has served as our Vice President of Finance since April 2005 after serving as our Legal & Equity Director and Company Secretary since June 2000. Previously, Mr. Ruhama worked for a year at Vexler Bergman LLP, an Israeli law firm, and for four years at KPMG Somekh Chaikin. Mr. Ruhama holds an LL.B. in Law and Accounting from Tel Aviv University (Cum Laude in Accounting), and an MBA Cum Laude from Bar Ilan University.

         Ron Cates joined Metalink as Associate Vice President of Sales and Business Development, assuming his current position in 2005. Mr. Cates has extensive experience in the semiconductor industry, holding various executive-level positions, including Vice President and General Manager of the Broadband Access Business Unit at Connexant Systems and Vice President of World Wide Sales at Peregrine Semiconductor. He holds B.S. and M.S. degrees in Electrical Engineering from the University of California at Los Angeles (UCLA) and an MBA from San Diego State University.


         Yaniv Dinur has served as our Vice President, International Sales, since February 2005. From 2002 to 2004, Mr. Dinur served as Vice President, Worldwide Sales & Business Development of Emblaze Ltd., an Israel-based developer of wireless multimedia products. Previously, Mr. Dinur served as the Vice President of Sales for Comverse Technology Inc.'s Mobile Internet division. Mr. Dinur holds an MBA from the Technion - Israel Institute of Technology.

         Liron Frenkel has served as our Vice President, Engineering since July 2004, and as Director of Wireline Engineering since 2003. From 1994 to 2003, Mr. Frenkel held several key R&D positions at Orckit and Tioga, including managing the algorithms and system group and leading the various system on a chip projects. From 1993 to 1994, Mr. Frenkel was a member of the Faculty of Electrical Engineering at the Tel Aviv University. Prior to that, Mr. Frenkel served in a professional unit of the Israel Defense Forces managing and developing computer databases (1984-1987). He holds a B.S.E.E Cum Laude and an M.Sc. in EE from TA university.


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

Shmulik Shemesh has served as Vice President of Operations at Metalink since June 2002. Mr. Shemesh held various positions at Metalink since 1998, including Director of Quality & Reliability and Director of Products & Test Engineering. Between 1990 and 1997 Mr. Shemesh served as a project officer in the Israel Defense Forces. Mr. Shemesh holds a M.Sc. in Quality Assurance & Reliablity and a B.S.E.E. from the Technion.

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

Gideon Barak has served as our director since July 2004. Mr. Barak currently serves as a board member of Modem Art Ltd, and is a founder and Chairman of IXI Mobile Inc. From 2000 to 2004 Mr. Barak served as a member of the board of Widcomm Inc, which was acquired by Broadcom Corporation in 2004, and as a founder and chairman of Envara Inc., which was acquired by Intel in 2004. From 1999 till 2004, Mr. Barak served as a board member of RFWaves Ltd. which was acquired by Vishay in 2004. From 1995 till 1999, Mr. Barak served as the chairman of Butterfly VLSI, which was acquired by Texas Instruments in 1999. From 1991 till 1994, Mr. Barak served as founder and CEO of DSP Communications Ltd., which was sold to Intel in 2001. From 1988 till 1991, Mr. Barak served as CFO of DSP Group. Mr. Barak holds a B.A. degree in Economics and an M.B.A. degree from the Tel-Aviv University

Sarit Weiss-Firon has served as a director since October 2000. Ms. Weiss-Firon currently serves as the Chief Financial Officer of P-Cube, Inc. since 2000. From 1997 to 1999 Ms. Weiss-Firon served as Chief Financial Officer of Radcom. From 1995 to 1996, Ms. Weiss-Firon served as vice-comptroller at Rad Company for six months before being appointed comptroller. From 1992 to 1994, Ms. Weiss-Firon was an intern at Kesselmann & Kesselman Accountants. Ms. Weiss Firon has a B.A. in Accounting and Economics from Tel Aviv University.

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

..........Meir  Bar-El has served as a director  since  November 2002. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the Manufacturers' Association of Israel, a General Director of the Israeli Plastics & Rubber Industry, and a General Director of the Israeli Furniture Industries Association. Mr. Bar-El also has served as External Director for Mifalley Etz Carmiel Ltd since June 1998, External Director for Ophir Tours Ltd since August 1998, and as a Director for the Wood Products & Furniture Export Economic Company. Mr. Bar-El has a B.A. in Economics from Jerusalem University.


B........Compensation

         The aggregate remuneration we paid for the year ended December 31, 2004 to all executive officers as a group (15 persons), was approximately $1,011,000 in salaries, fees, commissions and bonuses. This amount includes approximately $175,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

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

         During 2004 we granted one of our directors and executive officers options to purchase 142,667 ordinary shares under our option plans. The weighted average exercise price of these options was $4.76 per share and they expire within 10 years from the date they were issued.

C.       Board Practices

Introduction

         According to the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder, or the Companies Law, and our articles of association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property. No members of the Board have service contracts with the Company or its subsidiaries providing for benefits upon termination of service.


Election of Directors

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

Independent Directors

         The Nasdaq Marketplace Rules currently require us to have at least two independent directors on our Board of Directors. Under new Nasdaq Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the Nasdaq Marketplace Rules and our Audit Committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the SEC and Nasdaq.

         We have a majority of independent board members, and all of the members of our Audit Committee are "independent directors" under SEC rules.

Committees Of The Board

         Our board of directors has formed an audit committee, an executive committee and a share incentive committee. Both the executive and the share incentive committees were inactive during 2004.

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

         Mrs. Weiss-Firon is the "financial expert" on the audit committee.

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

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or officer holder, and may not be a member of our independent accounting firm. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. On April 2001, we appointed Mr. Jonathan Glazer as our internal auditor.

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

         Each person listed in the table under "Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of directors in public companies such as ours generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

         Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager. In the case of an "extraordinary transaction", the office holder's duty to disclose applies also to a personal interest of the office holder's relative. The office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

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

         If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. When an extraordinary transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required..

...................Disclosure of Personal Interests of a Controlling Shareholder

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

         General Duties of Shareholders. In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

         Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions); provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.


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

     Indemnification of Office Holders

         Subject to certain qualifications, the Companies Law also permits us to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

o reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

     Limitations on Insurance and Indemnification

         The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

o a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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

D.       Employees

         As of May 31, 2005, we had 161 employees worldwide, of which 101 were employed in research and development, 27 in sales and marketing, 14 in management and administration, and 19 in operations and quality assurance. As of May 31, 2005, 136 of our employees were based in Israel, 22 were based in the United States and 3 were based in the Asia Pacific. We had 179 employees worldwide as of December 31, 2004. We had 158 employees worldwide as of December 31, 2003, and 152 employees worldwide as of December 31, 2002. We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our chief executive officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

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

E.       Share Ownership

         The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of May 31, 2005. The percentage of outstanding ordinary shares is based on 19,313,381 ordinary shares outstanding as of May 31, 2005.



                                 Number of Ordinary             Percentage of
                                 Shares Beneficially        Outstanding Ordinary
            Name                      Owned(1)                    Shares(2)             Number of Options

Tzvi Shukhman................            5,932,921                    30.7                      --
Uzi Rozenberg................            4,986,095                    25.8                      --
David Pereg..................             *                           *                         *
Yuval Ruhama.................             *                           *                         *
Ron Cates....................             --                          --                        *
Yaniv Dinur..................             --                          --                        *
Liron Frenkel................             *                           *                         *
Aviva Gatt...................             *                           *                         *
Shmuel Shemesh...............             *                           *                         *
Barry Volinskey..............             --                          --                        *
Efi Shenhar..................             *                           *                         *
Gideon Barak.................             --                          --                        *
Sarit Weiss-Firon............             --                          --                        --
Joe Markee...................             *                           *                         *
Meir Bar-El..................             --                          --                        --

-----------------------------------------------------------------------
*      Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 31, 2005.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of May 31, 2005, are treated as outstanding only for the purposes of determining the percent owned by such person or group.



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

         As of May 31, 2005 options to purchase 3,453,185 ordinary shares under our share option plans were outstanding. As of May 31, 2005, an additional 2,004,772 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans. We may increase the number of ordinary shares reserved for issuance pursuant to options issuable under our plans.

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

         As of May 31, 2005, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are reserved for issuance. The last ESPP offering period ended in August 2004, following which the Board of Directors of the Company resolved to suspend the ESPP until further notice.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

         The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2005 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

                                                                                  Percentage of
                                             Number of Ordinary               Outstanding Ordinary
                Name                    Shares Beneficially Owned(1)                Shares(2)
  Tzvi Shukhman(3)                               5,932,921                             30.7%
  Uzi Rozenberg(3)(4)                            4,986,095                             25.8%


--------------------------------------------------------------------
         Although the shares they own do not possess voting rights different from those of other shares, due to the size of their shareholdings Messrs. Tzvi Shukhman and Uzi Rozenberg will control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. See " -- Related Party Transactions".

         During the past three years, Mr. Shukhman has increased his ownership of Metalink by 1,537,497 shares (Approximately 8% of the currently outstanding shares) and Mr. Rozenberg has increased his ownership of Metalink by 1,000,000 shares (Approximately 5% of the currently outstanding shares). As of May 31, 2005 there were 2,090,643 MTLK shares that had been registered for trading in the Tel-Aviv Stock Exchange. We have no information regarding the beneficial owners of such shares.

         Except with respect to the major shareholders, the Company is not directly or indirectly controlled by any other corporation, foreign government or other natural or legal person.

--------------

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(2) The percentage of outstanding ordinary shares is based on 19,313,381 ordinary shares outstanding as of May 31, 2005.

(3) Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4) The record holder of 1,000,000 shares out of the 4,986,095 is not Uzi Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an
      Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg


Record Holders

         As of May 31, 2005, we had 27 shareholders of record, of whom 20 were registered with addresses in the United States, representing approximately 33% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33% of our outstanding ordinary shares as of said date).

B.       Related Party Transactions

         None.

C.       Interests of Exports and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Consolidated Financial Statements

         The financial statements required by this item are incorporated by reference to the Company's filing with the Securities and Exchange Commission on Form 6-K on March 31, 2005.

Other Financial Information

         In the year ended December 31, 2004 the amount of our export sales was approximately $19.6 million, which represents 88.6% of our total sales.

Legal Proceedings

         In July 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court (the "Court") demanding that we issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that we pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that we release his managers insurance and continuing education fund. We filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order we issued
75,765 ordinary shares (which are held in trust) in favor of the former employee. In addition, in January 2002, we paid the former employee $16,000 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391,000 to the former employee (which we paid in September 2002).

         In December 2003 the former employee filed a claim in the second phase of the arbitration in the amount of $3.9 million. We contested this claim and filed a claim for damages against the former employee in the amount of $950,000 and for a refund of the $435,000 already paid to him according to the foregoing judgment and of the $35,000 paid as statutory severance pay and reimbursement of travel expenses.

         The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration and the former employee filed a motion petitioning the court to appoint an arbitrator. We filed a claim in which it seeks a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. We also filed our response to the motion for the appointment of an arbitrator. The former employee filed a statement of defense contesting oure claim.

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

B.       Significant Changes

         Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2004.

ITEM 9.  THE OFFER AND LISTING

A.       Offer and Listing Details

                                 LISTING DETAILS

         The following table sets forth the high and low closing prices for our ordinary shares as reported by the NASDAQ National Market for the periods indicated:




                           FIVE MOST RECENT YEARS                                 High           Low
2000 ....................................................................      $ 72.00         $ 9.25
2001 ....................................................................      $ 17.38         $ 2.04
2002 ....................................................................      $  6.50         $ 1.71
2003 ....................................................................      $  8.32         $ 2.74
2004 ....................................................................      $  9.05         $ 4.20


EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD
Second Quarter 2003................................................            $  6.29         $ 3.38
Third Quarter 2003..................................................           $  6.85         $ 4.45
Fourth Quarter 2003.................................................           $  8.32         $ 5.10
First Quarter 2004 ...................................................         $  9.05         $ 6.98
Second Quarter 2004 ..............................................             $  8.19         $ 5.97
Third Quarter 2004..................................................           $  6.89         $ 4.59
Fourth Quarter 2004.................................................           $  6.02         $ 4.20
First Quarter 2005 ...................................................         $  5.72         $ 4.22
Second Quarter 2005 (Until June 22)............................                $  4.93         $ 4.17




                          MOST RECENT SIX MONTHS




 December 2004......................................................           $ 6.02          $ 5.30
January 2005.........................................................          $ 5.72          $ 4.70
February 2005........................................................          $ 5.22          $ 4.50
March 2005...........................................................          $ 4.89          $ 4.22
April 2005............................................................         $ 4.56          $ 4.17
May 2005.............................................................          $ 4.93          $ 4.30
June 2005 (Until June 22)..........................................            $ 4.85          $ 4.50

         The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the Bank of Israel:

                                                                            High                 Low
                      FOUR MOST RECENT YEARS                              $       NIS          $       NIS
                      ----------------------
2001..................................................................   17.54      72.70     2.10       9.16
2002..................................................................    6.33      28.59     1.67       8.00
2003 ..................................................................   8.48      38.39     2.55      12.11
2004 ..................................................................   9.37      41.03     4.09      18.24

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD
Second Quarter 2003 ..............................................        6.33      27.72     3.46      16.14
Third Quarter 2003.................................................       6.69      29.38     4.48      20.02
Fourth Quarter 2003....................... ........................       8.48      38.39     5.03      22.30
First Quarter 2004..................................................      9.37      41.03     6.86      30.68
Second Quarter 2004 ..............................................        8.43      37.98     6.04      27.28
Third Quarter 2004.................................................       6.92      31.03     4.57      20.50
Fourth Quarter 2004................................................       6.00      26.08     4.09      18.24
First Quarter 2005..................................................      5.81      25.31     4.24      18.57
Second Quarter 2005 (Until June 22)............................           4.86      21.27     4.22      18.49


                   MOST RECENT SIX MONTHS
December 2004 .....................................................       6.00      26.08     5.26      22.99
January 2005.........................................................     5.81      25.31     4.66      20.60
February 2005........................................................     5.22      22.86     4.65      20.30
March 2005..........................................................      4.87      21.11     4.24      18.57
April 2005............................................................    4.50      19.64     4.22      18.49
May 2005.............................................................     4.86      21.27     4.31      18.84
June 2005 (Until June 22).........................................        4.79      21.17     4.54      19.34

---------------------------------------------------------------------------















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

Change of Control

         There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, certain provisions of the Companies Law may have such effect.

         The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

         The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

         If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

         Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

C.       Material Contracts

         For a summary of our material contracts, see "Item 4 - Information on the Company - Property, Plants and Equipment."

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

 Israeli Tax

     General Corporate Tax Structure

         Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

  Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

         The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, known as the Investment Center, be designated as an Approved Enterprise. See discussion below regarding a recent amendment to the Investments Law.

         Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than regular corporate tax rates) for the benefit period. Such income includes income derived in the years 2003 to 2005 from interest accrued on funds obtained in a public offering outside of Israel, provided however that such funds are held in a banking institution outside of Israel and have yet to be utilized by such company. The benefit period is seven or ten years (depending on the extent of foreign investment in the company) commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investments Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

         The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates.

         A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business.

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

         A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign investment in such company). The dividend recipient is subject to withholding tax at the rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

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

         Recent Amendment to the Investments Law

         On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company's previous year of commencement of benefits under the Investments Law.

         Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

o Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

o A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents (subject to certain conditions).

o A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600-900 million in facilities in certain geographical locations in Israel.

         Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

         The amendment changes the definition of "foreign investment" in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

     The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

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

         Under the Industry Encouragement Law, if we qualify as an "Industrial Company" we are entitled to the following preferred corporate tax benefits, among others:

o        deduction of the cost of purchased know-how and patents over an eight-
                      year period for tax purposes;

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

o Taxable gains on certain traded securities which are taxed at a reduced rate with respect to individuals, are taxable at the corporate tax rate in certain circumstances.

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

Capital Gains Tax

         Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including our ordinary shares, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between the real gain and inflationary surplus. Real gain is the difference between the total capital gain and the inflationary surplus. The inflationary surplus is computed on the basis of the difference between the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, on the date of sale and the date of purchase.

         Generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"), or (ii) Israeli companies publicly traded on NASDAQ or another recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, or (iii) companies dually traded on both the TASE and NASDAQ or a recognized stock market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities (who will be taxed at the corporate tax rate for corporations and at marginal tax rates of up to 49% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who will be taxed at the corporate tax rate for corporations and at marginal tax rates of up to 49% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

         Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the NASDAQ), provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

         In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

         Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S.- Israel Tax Treaty"), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.


Taxation of Non-Residents on Receipt of Dividends

         Non-residents of Israel will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company's gross income consists of interest or dividends. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.


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

         we believe that we were not characterized as a PFIC for 2004. However, our non-PFIC status for 2004 does not change the 2001, 2002, or 2003 tax impacts to U.S. persons who held shares during those periods, in which years Metalink was a PFIC. As previously announced, we believe that we were characterized as a PFIC for 2001, 2002 and 2003. Although we will endeavor to avoid such characterization in the future, we may not be able to do so. Any U.S. person who held our shares at any time during 2001, 2002 or 2003 was eligible to mitigate the consequences of our PFIC characterization by electing to treat us as a "qualified electing fund" or QEF under the Internal Revenue code as specified below. Alternatively, U.S. taxpayers were also able to make a "mark-to-market" election under the Internal Revenue Code as specified below.
         A U.S. Holder who did not make a qualifying election either to (i) treat us as a "qualified electing fund", or a QEF, or (ii) mark our ordinary shares to market will be subject to the following:


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

         Any U.S. shareholder who would like to receive PFIC ANNUAL INFORMATION STATEMENT for years 2001, 2002 and/or 2003 can contact Mr. Yuval Ruhama, Metalink Ltd, Yakum Business Park, Yakum 60972, Israel.

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

         Notwithstanding the foregoing, we are soliciting proxies and furnish proxy statements for all meetings of shareholders pursuant to Nasdaq Marketplace Rule 4350(g), a copy of which proxy statement is filed promptly thereafter with the SEC under Current Report on Form 6-K. However, in accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of The Nasdaq Stock Market, Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.metalinkbb.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

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

         We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2004 and December 31, 2003, we did not own any market risk sensitive instruments, other than instruments that can be affected by changes in interest rates. Our financial instruments were not held for trading. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Item 3--Key Information--Risk Factors--Risks Relating to our location in Israel."

Interest Rate Risk

         Our exposure to market risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist of primarily, certificates of deposits and marketable debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December 31, 2004. We manage our exposure to interest rate risk by varying the maturities of the instruments that we purchase, with the objective of capital preservation and generation of income.

















The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:

------------------------------------------------------------------------------
                              Short-Term
                      (U.S. dollars in thousands)
------------------------------------------------------------------------------
------------------------ -----------------------------------------------------
Marketable debt securities                   Maturity date at year 2005
----------------------------------- ------------------------------------------
U.S. dollar debt securities and
certificates of                                 16,191
deposit with fixed
interest rate
----------------------------------- ------------------------------------------
Weighted Average Interest Rate                   2.70%
------------------------------------------------------------------------------
                              Long-Term
                        (U.S. dollars in thousands)
------------------------------------------------------------------------------
-------------------------------- -------------------------------------------
Marketable debt securities                  Maturity date at year 2006-on
----------------------------- -----------------------------------------------
----------------------------- -----------------------------------------------
U.S. dollar debt securities and
 certificates of
deposit with fixed
interest rate                                    22,639
----------------------------- ---------------------------------------------
Weighted average interest rate                    2.91%
----------------------------------------------------------------------------


ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

         Our principal executive and principal financial officers have concluded that, as of the end of the last fiscal year, the Company's disclosure controls and other procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit to the Securities and Exchange Commission under the Securities Exchange Act was accumulated and communicated to our management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

ITEM 16. [RESERVED]



ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

         Sarit Weiss-Firon, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations.

ITEM 16B.          CODE OF ETHICS

         In April 2004, we adopted Code of Business Conduct and Ethics (this "Code") that applies to the Company's employees and directors. The Code is available on our website. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from our legal department, tel: +972-9-9605555.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $35,000 and $43,000 respectively, for audits of our 2004 and 2003 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2004 and 2003, our principal accountant billed us aggregate amounts of approximately $12,000 and $7,000, respectively, for services relating to tax compliance, tax advice and tax planning.

All Other Fees.   Not applicable.

Pre-approval Policies and Procedures. Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.



ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
 PURCHASERS.

Not applicable.

                                                     PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The Financial Statements required by this item are incorporated by reference to our report on Form 6-K filed March 31, 2005.

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

3* Voting Agreement dated August 11, 1999, between Tzvi Shukhman and Uzi Rosenberg (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

      4.1* Employee Share Option Plan (1997) (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).
      4.2* Employee Share Option Plan (1997), Section 102 (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).
      4.3* International Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).
      4.4* Employee Share Option Plan (1999) (incorporated herein by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).
      4.5* Employee Share Option Plan (1999a) (incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).
      4.6* Unprotected Lease Agreement dated June 6, 2000, between Yakum Development Ltd. and the Registrant (English summary accompanied by Hebrew original) (incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
      4.7* Standard Industrial/Commercial Multi-Tenant Lease - Net, dated December 12, 1999, between Garaventa Properties and Metalink, Inc. (incorporated herein by reference to Exhibit
                   4.7 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
      4.8* 2000 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.5 to the Registrant Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 17, 2001).
      4.9*         Share Option Plan (2000) (incorporated herein by reference to
                   Exhibit 4.9 to the Registrant's Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on June 29, 2001).
      4.10*        2003 Share Option Plan (incorporated herein by reference to
                   Exhibit 4.10 to the Registrant's Report on Form 20-F, filed with the Securities and Exchange Commission on June 26,
                   2003).
      4.11* 2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant's Report on Form S-8, filed with the Securities and Exchange Commission on April 1, 2004).

8* List of Subsidiaries (incorporated herein by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the Securities and Exchange Commission on November 10, 1999).

12.1 Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to ss.302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification by VP Finance pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to ss.302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of CEO pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of VP Finance pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002.

     15            Consent of Brightman Almagor & Co., independent auditors.

-----------------
* Incorporated by reference.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                     METALINK LTD.



                            By:/s/ Yuval Ruhama______
                               Name: Yuval Ruhama
                              Title:    Vice President of Finance
Date:  June 22, 2005

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


Date: June 22, 2005


                   /S/Tzvika Shukhman

                  Name: Tzvika Shukhman
                  Title:   Chief Executive Officer
                           and Chairman of the Board


                                  EXHIBIT 12.2
 Certification of Principal Financial Officer pursuant to 17CFR 240.13a-14(a), as adopted pursuant to ss.302 of the Sarbanes-Oxley Act of 2002

I, Yuval Ruhama, Vice President of Finance of Metalink Ltd., certify that:

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


Date: June 22, 2005




                        /s/Yuval Ruhama
                        Name: Yuval Ruhama
                        Title: Vice President of Finance

                                  EXHIBIT 13.1

  Certification of Principal Executive Officer pursuant to 18 USC ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002


        In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2004 of Metalink Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report"), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, I, Tzvika Shukhman, Chief Executive Officer and Chairman of the Board, certify that:


       1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

       2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 22, 2005


                      /s/ Tzvika Shukman
                      Name: Tzvika Shukhman
                      Title:   Chief Executive Officer
                               and Chairman of the Board

                                  EXHIBIT 13.2

    Certification of Principal Financial Officer pursuant to 18 USC ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002


       In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2004 of Metalink Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report"), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, I, Yuval Ruhama, Vice President of Finance, certify that:


       1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

       2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 22, 2005


       /s/ Yuval Ruhama
       Name: Yuval Ruhama
       Title: Vice President of Finance

  EXHIBIT 15

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in this Report on Form 20-F of our report, dated January 26, 2005, with respect to the consolidated financial statements of Metalink Ltd. (the "Company") for the year ended December 31, 2004, which were originally filed with the Securities and Exchange Commission in a Report on Form 6-K dated March 31, 2005.

We further consent to the incorporation by reference of our report, dated January 26, 2005, on the consolidated financial statements of the Company for the year ended December 31, 2004 into the Registration Statements on Form S-8, No. 333-121901, No. 333-12064, 333-88172 and 333-112755, and on Form F-3 No.
333-104147, and No. 333-13806.



BRIGHTMAN ALMAGOR & CO
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 22, 2005