Form 20-F/A
period 2004-12-31
METALINK LTD
filed 2005-06-23
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                AMENDMENT NO. 1

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

             19,276,248 Ordinary Shares, NIS 0.1 par value per share

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