Form 20-F/A
period 2004-12-31
METALINK LTD
filed 2005-06-27
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                AMENDMENT NO. 2

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         The following table lists our current directors and executive officers:

Name                             Age                                 Position
Tvzi Shukhman.................    44    Chairman of the Board of Directors and Chief Executive Officer
David Pereg .............         36    Vice President, Corporate Development, Office of the CEO
Yuval Ruhama..................    35    Vice President, Finance
Ron Cates.....................    49    Vice President, North American Sales & Marketing
Yaniv Dinur...................    42    Vice President, Marketing
Liron Frenkel............         39    Vice President, Engineering
Aviva Gatt ...................    51    Vice President, Human Resources
Shmulik Shemesh ......            36    Vice President, Operations
Barry Volinskey.......            35    Associate Vice President, Marketing, Broadband Home Products
Uzi Rozenberg.................    45    Director
Efi Shenhar...................    49    Director
Gideon Barak............          44    Director
Sarit Weiss-Firon.............    39    Director
Joe Markee....................    52    Director
Meir Bar-El...................    61    Director

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