Form 20-F
period 2005-12-31
METALINK LTD
filed 2006-06-28
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

             19,459,873 ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               [_] Yes     [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                               [_] Yes     [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               [X] Yes     [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

  Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                             [_] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               [_] Yes     [X] No

     Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Item 3--Key Information--Risk Factors" and elsewhere in this annual report.

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

                                TABLE OF CONTENTS


                                                                           PAGE

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS               1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                             1

ITEM 3.  KEY INFORMATION                                                     2

ITEM 4.  INFORMATION ON THE COMPANY                                         26

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                       39

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                         55

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                  68

ITEM 8.  FINANCIAL INFORMATION                                              70

ITEM 9.  THE OFFER AND LISTING                                              72

ITEM 10. ADDITIONAL INFORMATION                                             75

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK         92

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES             93

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                   94

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS                                                   94

ITEM 15.  CONTROLS AND PROCEDURES                                           94

ITEM 16.  [RESERVED]                                                        94

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                  94

ITEM 16B. CODE OF ETHICS                                                    95

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                            95

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES            95

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS                                                        95

                                TABLE OF CONTENTS
                                   (CONTINUED)


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS                                              96

ITEM 18.  FINANCIAL STATEMENTS                                              96

ITEM 19.  EXHIBITS                                                          97

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The following data is derived from our audited consolidated financial statements incorporated by reference to this Annual Report (See Item 18 - Financial Statements):

     o consolidated statement of income data for the years ended December 31, 2003, 2004 and 2005; and

     o    consolidated balance sheet data as of December 31, 2004 and 2005.

The following data is derived from our audited consolidated financial statements that is not included in this Annual Report:

     o consolidated statement of income data for the years ended December 31, 2001 and 2002; and

     o consolidated balance sheet data as of December 31, 2001, 2002 and 2003.

     You should read the selected consolidated financial data together with Item 5 of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements incorporated by reference to this annual report. Please see note 2 of our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                                                              YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------------------
                                                  2001              2002              2003              2004              2005
                                              ------------      ------------      ------------      ------------      ------------
                                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues                                      $     14,049      $      6,636      $     14,943      $     22,112      $     14,529
Cost of revenues:
  Costs and expenses                                 6,086             4,589             7,787            11,637             6,938
  Royalties to the Government of Israel                364               144               388               648               392
                                              ------------      ------------      ------------      ------------      ------------
Total cost of revenues                               6,450             4,733             8,175            12,285             7,330
                                              ------------      ------------      ------------      ------------      ------------
Gross profit                                         7,599             1,903             6,768             9,827             7,199
Operating expenses:
  Gross research and development                    17,060            15,240            16,349            18,950            20,117
  Royalty bearing and other grants                   3,457             3,213             3,394             4,083             3,477
                                              ------------      ------------      ------------      ------------      ------------
  Research and development, net                     13,603            12,027            12,955            14,867            16,640
  Selling and marketing                              5,465             4,814             5,884             6,566             5,765
  General and administrative                         3,526             2,884             2,560             2,471             2,254
  Non-cash compensation                                745               799               612               206                17
                                              ------------      ------------      ------------      ------------      ------------
Total operating expenses                            23,339            20,524            22,011            24,110            24,676
                                              ------------      ------------      ------------      ------------      ------------
Operating loss                                     (15,740)          (18,621)          (15,243)          (14,283)          (17,477)
Financial income, net:                               4,629             2,283             1,684             1,352             1,189
Net loss                                      $    (11,111)     $    (16,338)     $    (13,559)     $    (12,931)     $    (16,288)
                                              ------------      ------------      ------------      ------------      ------------
Loss per ordinary share:
  Basic                                       $      (0.61)     $      (0.89)     $      (0.73)     $      (0.68)     $      (0.84)
                                              ------------      ------------      ------------      ------------      ------------
  Diluted                                     $      (0.61)     $      (0.89)     $      (0.73)     $      (0.68)     $      (0.84)
                                              ------------      ------------      ------------      ------------      ------------
Shares used in computing loss
  per ordinary share:
  Basic                                         18,260,798        18,407,190        18,638,398        19,140,706        19,350,625
                                              ------------      ------------      ------------      ------------      ------------
  Diluted                                       18,260,798        18,407,190        18,638,398        19,140,706        19,350,625
                                              ------------      ------------      ------------      ------------      ------------


                                                           AS OF DECEMBER 31,
                                        --------------------------------------------------------
                                        2001         2002         2003        2004          2005
                                        ----         ----         ----        ----          ----
                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents            $ 15,946     $  9,158     $ 16,225     $ 12,239     $  7,134
Short-term investments                 64,967       20,691       12,967       16,191       20,142
Long-term investments                   9,172       46,197       35,013       22,639       10,589
Working capital                        82,430       32,719       32,848       33,844       31,098
Total assets                          104,733       89,706       80,273       69,803       52,853

Shareholders' equity                   98,497       83,558       72,301       60,290       44,605

B.   CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.   RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE DECIDING TO PURCHASE, HOLD OR SELL OUR STOCK. SET FORTH BELOW ARE THE MOST SIGNIFICANT RISKS, AS IDENTIFIED BY MANAGEMENT, BUT WE MAY ALSO FACE RISKS IN THE FUTURE THAT ARE NOT PRESENTLY FORESEEN. OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD BE MATERIALLY AND ADVERSELY AFFECTED BY THESE AND OTHER RISKS. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS REPORT, BEFORE MAKING ANY INVESTMENT DECISION REGARDING OUR COMPANY.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE HAVE A HISTORY OF OPERATING LOSSES.

     We have incurred significant operating losses since our inception, and we may not achieve operating profitability for the foreseeable future. We reported operating losses of approximately $15.2 million for the year ended December 31, 2003, $14.3 million for the year ended December 31, 2004, and $17.5 million for the year ended December 31, 2005. As of December 31, 2005, our accumulated deficit was approximately $76.7 million. We reported revenues of approximately $14.5 million for the year ended December 31, 2005. Despite the fact that we are making expenditures in anticipation of generating higher revenues, our revenues may not grow and may even further decline. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase as necessary or if our expenses increase at a greater pace than our revenues, we will not likely be able to achieve profitability on a quarterly or annual basis.

AS WE SHIFT THE COMPANY'S EFFORTS AWAY FROM DSL CHIPSETS, OUR FOCUS ON DEVELOPING HIGH-THROUGHPUT WIRELESS LOCAL AREA NETWORK (HT-WLAN) CHIPSETS, REQUIRES UTILIZATION OF MOST OF OUR RESOURCES, AND THE RESULTS OF WHICH ARE UNCERTAIN.

     As the company transitions away from the DSL chipset market, most of our research and development resources are allocated to developing high-throughput wireless local area network (HT-WLAN) chipsets. As a result, our research and development resources allocated for DSL chipsets, are significantly reduced. However, we cannot be certain that the results of our HT-WLAN research and development efforts will yield any revenues in the future. Our success with the wireless product line may also be challenged by, among other things, new technological barriers associated with wireless technologies, and sales and marketing challenges associated with penetrating a new market particularly, since we have no previous track record for such services or products.

OUR REVENUE GROWTH DEPENDS ON THE SUCCESS OF OUR HIGH-THROUGHPUT WLAN PRODUCTS.

     Our revenue growth is dependent upon revenues generated by high-throughput WLAN products. Because this is a new market for Metalink, we can not be assured that the development phase will succeed or that we will succeed in selling HT-WLAN products in the future.

IF THE MARKET FOR HT-WLAN SOLUTIONS DOES NOT DEVELOP, WE WILL NOT BE ABLE TO SELL ENOUGH OF OUR CHIPSETS TO ACHIEVE, SUSTAIN OR INCREASE PROFITABILITY.

     Sales of our WLANPLUS products are dependent, among other things, on the development of the HT-WLAN market, and specifically the consumer electronics products incorporating HT-WLAN (based on the 802.11n standard draft) such as television sets, digital video recorders, digital video disks, advanced set top boxes, and media adaptors. If the market for digital and online entertainment, including on-demand gaming, music and video services based on HT-WLAN chipsets does not evolve, our financial position would be adversely affected.

SUBSTANTIAL SALES OF OUR HT-WLAN CHIPSETS WILL NOT OCCUR UNLESS END-CUSTOMERS INCLUDING CONSUMER ELECTRONICS VENDORS INCORPORATE OUR CHIPSETS IN THEIR PRODUCTS.

     The success of our products is dependent upon the decision by end-customers, including consumer ellectronics vendors, to incorporate our chipsets in their products. Factors that may impact such sale include:

     o challenges of interoperability among HT-WLAN based products, which may affect sales of the products in which our chipsets are contained;

     o government regulations, and a longer than anticipated 802.11n standard approval process;

     o a prolonged acceptance process for our HT-WLAN chipsets, including laboratory testing, technical trials, marketing trials, initial commercial deployment and full commercial deployment. During this process we are subject to numerous tests and trials, under which we may not continue to the final stage of commercial deployment. However, the abovementioned process may take longer than expected to conclude, for reasons we can not anticipate;

     o the development of a viable business model for consumer electonics products based on HT-WLAN chipsets; and

     o cost constraints, such as space and power requirements, which may affect purchases of our chipsets.

A SLOWDOWN IN THE TELECOMMUNICATION INDUSTRY MIGHT ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

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

     During 2005 we experienced a decline in demand for our products compared to 2004. We are unable to forecast accurately the timing of any long-term industry downturns or recoveries, or the duration of such downturns or recovereies.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE. THIS MAY CAUSE OUR SHARE PRICE TO DECLINE.

     Our quarterly operating results and revenues have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

     o Our revenues depend upon the size, timing and shipment of orders for our chipsets, especially large orders from certain customers. We do not receive orders in the same amounts each quarter;

     o Our customers may not accurately forecast their needs or efficiently manage their inventory positions;

     o Our limited order backlog makes revenues in any quarter substantially dependent on orders received and delivered in that quarter;

     o    Customers may cancel or postpone orders in our backlog;

     o The timing and level of market acceptance for existing chipsets, chipsets under development and new applications, or chipsets introduced by us or by our competitors, is uncertain;

     o The need to enter into new markets and expansion in our current market may delay revenues and cause additional expenses;

     o The effectiveness of our customers in marketing and selling their equipment;

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

     o    General economic and market/ sector conditions.

     Because of historical variations in our quarterly operating results, a period-to-period comparison of our results of operations may not be reliable as an indicator of future performance.

     Accordingly, our operating results may be below public expectations in future fiscal periods. Our failure to meet these expectations may cause our share price to decline.

WE MAY NEED TO RAISE ADDITIONAL FUNDS, WHICH MAY NOT BE AVAILABLE.

     While we expect that the net proceeds from our initial public offering and secondary public offering and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months, we can not be certain that such funds will be sufficient. We may need to raise additional funds in the future for a number of uses, including:

     o    expanding research and development programs;

     o    hiring additional qualified personnel;

     o    general working capital;

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

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES.

     Historically, relatively few customers have accounted for a large percentage of our net revenues. Our business will be negatively impacted if revenue projections from these customers fall short, or if we experience a loss of any significant customer, particularly, Motorola Wireline Networks, Inc., Tellabs Oy, ECI Telecom Ltd., or Tellion Inc., or suffer a substantial reduction in orders from these customers. In 2005, four customers , Motorola, Tellabs, ECI and Tellion, each accounted for more than 10% of our revenues, and collectively accounted, directly and through their respective manucfacturing subcontractors, for an aggregate of 56% of our revenues. We cannot be certain that these customers will maintain these levels of purchases or that they will elect to continue working with us. We do not have contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. We expect that sales of our chipsets to certain key customers will continue to account for a significant portion of our net revenues for the foreseeable future.

IF THE MARKET FOR DSL SOLUTIONS DOES NOT CONTINUE TO DEVELOP, WE WILL NOT BE ABLE TO SELL ENOUGH OF OUR CHIPSETS TO ACHIEVE, SUSTAIN OR INCREASE PROFITABILITY.

     DSL solutions compete with a variety of different high-speed data transmission technologies, including ethernet passive optical network, or EPON, cable modem, satellite and wireless technologies. If any technology that competes with DSL technology is more reliable, faster or less expensive, and reaches more customers or has other advantages over DSL technology, the demand for our chipsets will decrease, and we may not sell enough of our chipsets to achieve, sustain or increase profitability. Furthermore, because our research and development resources allocated for DSL chipsets going forward are not significant, we expect that our position in the DSL chipset market may be adversely affected by competition from other companies that continue to invest in research and development for their DSL chipset products. As a further result, we expect to receive lower revenues from DSL chipset sales.

SUBSTANTIAL SALES OF OUR CHIPSETS WILL NOT OCCUR UNLESS END-CUSTOMER TELECOMMUNICATION SERVICE PROVIDERS INCREASINGLY DEPLOY DSL SYSTEMS.

     The success of our products is dependent upon the decision by end-customer telecommunication service providers to deploy DSL systems that include our chipsets and the timing of the deployment. Factors that may impact such deployment include:

     o a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment. During this process we are subject to numerous tests and trials, under which we may not continue to the final stage of commercial deployment. However, the abovementioned process may take longer than expected to conclude, for reasons we can not anticipate;

     o the development of a viable telecommunication service provider business model for DSL systems and services, including the capability to market, sell, install and maintain DSL systems and services;

     o cost constraints, such as installation costs and space and power requirements at the telecommunication service provider's central office, may affect purchases of DSL systems that contain our chipsets;

     o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunication services;

     o challenges of interoperability among DSL equipment manufacturers' products, which may affect sales of the systems in which our chipsets are contained; and

     o government regulations, including regulations of telecommunication service providers' rates and ability to recapture capital expenditures on DSL systems by governments in the United States and around the world.

     If telecommunication service providers do not expand their deployment of DSL systems or if additional telecommunication service providers do not offer DSL services our business will be harmed.

CHANGES IN CURRENT TELECOMMUNICATIONS LAWS OR REGULATIONS OR THE IMPOSITION OF NEW LAWS OR REGULATIONS COULD IMPEDE THE SALE OF OUR PLANNED WIRELESS PRODUCTS OR OTHERWISE HARM OUR BUSINESS.

     Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The Federal Communications Commission, or the FCC, in the United States, as well as regulators in other countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. Our business relies on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage, or may impose requirements that render our products or our customers' products unmarketable in these jurisdictions. If this were to occur, it would make it difficult for us to sell our products in that region. In addition, some of our chipsets will operate in the 5 gigahertz, or GHz band, which is also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 5GHz, bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations, reversal of usage rights, or the imposition of new laws and regulations regarding the allocation and usage of the 5 GHz band on us, our customers or the industries in which we operate may materially and adversely impact the sales of our products and our business, financial condition and results of operations.

EVOLVING AND CURRENT INDUSTRY STANDARDS FOR DSL AND WIRELESS TECHNOLOGIES COULD AFFECT THE END-MARKET FOR OUR PRODUCTS

     Evolving and current industry standards for DSL and wireless technologies may affect the end-market for our DSL products. In particular this may have an adverse effect on our VDSL and wireless business. For example, with regard to the VDSL, in 2004, the International Telecommunication Union ("ITU") reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete MultiTone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology. However, in May 2005 the ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Currently, most of the future deployment of VDSL chipsets requires the VDSL2 standard of DMT only. Thus, our VDSL sales suffer from lack of demand, and shall continue to be harmed in the future. With regard to the wireless products, we design our products to conform to the IEEE (Institute of Electrical and Electronics Engineers, Inc.) recently adopted draft 802.11n specification. We also depend on industry groups such as the WiFi Alliance to certify and maintain certification of our products. If our customers adopt new or competing industry standards with which our products will not be compatible, or such industry groups fail to adopt standards with which our products will be compatible, or if we are unable to complete development of products based on the draft specification on a timely basis, our business will be adversly harmed.

IF THE DSL EQUIPMENT MANUFACTURERS WHICH UTILIZE OUR CHIPSETS ARE NOT SUCCESSFUL IN SELLING THEIR SYSTEMS, SALES OF OUR CHIPSETS WILL DECLINE SIGNIFICANTLY.

     We rely upon DSL equipment manufacturers, such as Motorola Wireline Networks, Tellabs, ECI and Tellion, to integrate our chipsets into their DSL systems. If their systems are not successful, or they choose not to purchase our chipsets, or they fail to incorporate our chipsets into their systems, we will not be able to sell our chipsets to them in substantial quantities. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

OUR CHIPSETS MAY NOT ADEQUATELY SERVE THE NEEDS OF END USERS.

     Our chipsets are sold primarily through Original Equipment Manufacturers ("OEMs"). Thus, the feedback that we receive with respect to the field performance of our chipsets from telecommunication service providers and their users may be limited. This may impair our ability to design chipsets that are responsive to the needs of the end users of our chipsets. This may harm the market acceptance of our chipsets.

ADOPTION OF OUR VDSL TECHNOLOGY OUTSIDE EXISTING MARKETS MAY BE LIMITED.

     At the moment VDSL deployment is occuring mainly in Korea and Japan. In other countries a high precentage of broadband subscribers are served with ADSL technology, with which our VDSL technology competes. However, should the market in all these other countries, and our customers, insist on getting ADSL or VDSL2 and not VDSL, the potential growth of our VDSL products will be limitted.

IF WE DO NOT ACHIEVE "DESIGN WINS" WITH EQUIPMENT MANUFACTURERS OR WITH DESIGN MANUFACTURERS DURING THE DESIGN STAGE OF A NEW PRODUCT, WE MAY BE UNABLE TO SECURE PRODUCTION ORDERS FROM THESE CUSTOMERS IN THE FUTURE.

     We sell our products directly to OEMs, who include our chipsets in their products, and we intend to sell our products also to Original Design Manufacturers ("ODMs"), who include the chipsets in the products they supply to OEMs. Our products are generally incorporated into our customers' products at the design stage. As a result, we rely on OEMs\ODMs to design our products into the products they sell. Once a DSL or a wireless equipment manufacturer has designed its system to include a particular supplier's chip set, the equipment manufacturer may be reluctant to change its source of chipsets. Furthermore, even if an OEM\ODM designs one of our products into its product offering, we cannot be assured that its product will be commercially successful, that we will receive any revenue from that manufacturer or that a successor design will include one of our products. Accordingly, the failure to secure a customer contract or commitment to collaborate at the development stage or to develop and test our chipsets within their system could create barriers to future sales opportunities. The absence of such equipment manufacturer and/or design manufacturer relationships would affect our long-term success.

WE MUST DEVELOP NEW CHIPSETS AND NEW APPLICATIONS FOR OUR EXISTING CHIPSETS TO REMAIN COMPETITIVE. IF WE FAIL TO DO SO ON A TIMELY BASIS, WE MAY LOSE MARKET SHARE.

The markets for DSL and wireless solutions such as ours are characterized by:

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

     o    successful cost reduction activities;

     o    anticipate customer requirements; and

     o    comply with industry standards.

     As we invest most of our research and development resources in the development of HT-WLAN chipsets, we are expected to lose market share to our competitors and our revenues from DSL products will decline.

BECAUSE COMPETITION IN THE MARKET FOR OUR SOLUTIONS IS INTENSE, WE MAY LOSE MARKET SHARE, AND WE MAY BE UNABLE TO ACHIEVE OR MAINTAIN PROFITABILITY.

     Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors in the DSL market include Conexant Systems, Inc., Infineon Technologies AG, Mindspeed Technologies, Inc. and Ikanos Communications Inc. Our principal competitors in the wireless LAN market include Atheros Communications, Inc., Broadcom Corporation, Marvell Technology Group Ltd., Conexant Systems, Inc., Texas Instruments Incorporated, Intel Corporation and Airgo Networks, Inc. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL or a wireless chip set component into existing products in a manner that renders our chipsets obsolete.

COMPETITION MAY RESULT IN LOWER PRICES AND A CORRESPONDING REDUCTION IN OUR ABILITY TO RECOVER OUR COSTS. THIS MAY IMPAIR OUR ABILITY TO ACHIEVE OR MAINTAIN PROFITABILITY.

     We expect that price competition among DSL and wireless chip set suppliers will reduce our gross margins in the future. We anticipate that average selling prices of our chipsets will continue to decline as product technologies mature. Since we do not manufacture our own chipsets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger and have greater resources than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition. Declines in average selling prices will generally lead to declines in gross margins for chipsets. If we are unable to recover costs, we will likely be unable to achieve profitability.

IN ORDER TO ATTAIN AND MAINTAIN PROFITABILITY, WE MUST MANAGE OUR RESOURCES EFFECTIVELY IN A VOLATILE MARKET.

     We had 158 employees at December 31, 2003, 179 employees at December 31, 2004 and 154 employees at December 31, 2005. The growth of our business has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must also implement sophisticated control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization as a public company.

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

     o    the impact of regional epidemics;

     o    fluctuations in exchange rates;

     o    potentially adverse tax consequences; and

     o    language and cultural differences.

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

BECAUSE WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, OUR CUSTOMERS CAN DISCONTINUE PURCHASES OF OUR CHIPSETS AT ANY TIME, WHICH MAY ADVERSELY AFFECT ON OUR INVENTORY LEVELS.

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

WE CURRENTLY RELY ON A LIMITED NUMBER OF SUBCONTRACTORS TO MANUFACTURE AND ASSEMBLE OUR CHIPS.

     We rely on a single subcontractor for the manufacture of a majority of the chips included in our chipsets and on a limited number of subcontractors for the assembly of finished chips and other related services. Our subcontractors manufacture, assemble and test our chips in Singapore, the Republic of China (Taiwan), Hong Kong, China, and the United States. These subcontractors currently have limited manufacturing capacity, which may be inadequate to meet our demand. If the operations of our subcontractors were halted, even temporarily, or if they were unable to operate at full capacity for an extended period of time, we could experience business interruption, increased costs, loss of goodwill and loss of customers. Delays in the manufacture of chipsets are typical in our industry, and we have experienced these delays in the past. The Asia-Pacific region has experienced significant earthquakes in the past and could be subject to additional seismic activities. Natural disasters, earthquakes, and regional epidemics, could also have a negative impact on our suppliers, and as a result significantly disrupt our operations.

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

UNDETECTED HARDWARE AND SOFTWARE ERRORS MAY INCREASE OUR COSTS AND IMPAIR THE MARKET ACCEPTANCE OF OUR CHIPSETS.

     Our chipsets may contain undetected errors. This may result either from errors we have failed to detect or from errors in components supplied by third parties. These errors are likely to be found from time to time in new or enhanced chipsets after commencement of commercial shipments. Because our customers integrate our chipsets into their systems with components from other vendors, when problems occur in a system/product it may be difficult to identify the component which has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection of the errors. We may incur significant warranty and repair costs related to errors, and we may also be subject to liability claims for damages related to these errors. The occurrence of errors, whether caused by our chipsets or the components of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our chipsets.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, TRAIN AND RETAIN QUALIFIED ENGINEERS, SALES AND TECHNICAL SUPPORT PERSONNEL.

     As our business develops, we will need to hire additional engineers and highly trained technical support personnel in Israel, North America, Europe and in the Asia Pacific region. We currently have a small technical support staff. To support any growth, we will need to increase our technical staff to support new customers and the expanding needs of existing customers as well as our continued research and development operations.

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

A MAJORITY OF THE COMPANY'S OUTSTANDING SHARES ARE HELD BY TWO INDIVIDUALS, WHO EXERT SIGNIFICANT CONTROL OVER THE COMPANY'S DIRECTION.

     At May 31, 2006, 10,930,148 ordinary shares (55.7%) are held by Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company. Mr. Shukhman is also our chairman and chief executive officer. Currently, Messrs. Shukhman and Rozenberg control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

OUR PROFITABILITY COULD SUFFER IF THIRD PARTIES INFRINGE UPON OUR PROPRIETARY TECHNOLOGY.

     Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our intellectual property rights, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently own five unregistered trademark, two patents in Israel and three patents in the United States. We have also filed four additional patent applications, and two provisional patent application in the United States. Furthermore, one patent is awaiting examination. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For example, the ownership by an unaffiliated third party of a valid trademark with respect to the name Metalink, or the use of that name by any unaffiliated third party (whether or not a valid trademark exists), could cause confusion and otherwise have a material adverse effect upon our business and financial condition. We have received from time to time in the past written notices and offers from research institutions, intellectual property holding firms and others claiming to have patent rights in certain technology and inviting us to license this technology and related patent rights for use in our products and methods. Such notices have also been sent to our customers. These notices or offers have been made directly to us and through our customers. We have responded directly, or indirectly through our customers, to all of these notices. None of these notices has resulted in litigation against us. We cannot assure you that any of these or other third-parties will not pursue litigation or assert their patent and other intellectual property rights against us in the future. We have certain indemnification obligations to customers with respect to infringement of third-party patents and intellectual property rights by our products. We cannot assure you that our potential obligations to indemnify such customers will not harm us, our business or our financial condition and results of operations. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against us could result in the expenditure of significant financial and managerial resources.

OUR PRODUCTS MAY REQUIRE LICENSING OF THE INTELLECTUAL PROPERTY RIGHTS OF
OTHERS.

     We incorporate certain third party technology into our products, including memory cells, input/output cells, digital and analog cores. Were we unable to use or license these technologies on commercialy viable terms, we could sustain damage to our margins. If these third party technologies contain or develop defects, we may be subject to warranty or other claims that could damage our business.

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

     o    change in the status of our intellectual property rights;

     o    sales of ordinary shares;

     o    stock market price and volume fluctuations;

     o    announcements by us or our competitors of significant events; or

     o sales by controlling shareholders that change materially the number of shares available for trading in the public market.

     Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.

     As a result, investors may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to that volatility. In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. We cannot assure you that our ordinary shares will trade at the same levels of shares of other technology companies or that shares of technology companies in general will sustain their current market prices.

OUR ORDINARY SHARES ARE LISTED FOR TRADING ON MORE THAN ONE MARKET AND THIS MAY RESULT IN PRICE VARIATIONS.

     Our ordinary shares have been listed for trading on the NASDAQ National Market, or NASDAQ, since December 2, 1999. As of December 3, 2000, our ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. Volatility of the price of our ordinary shares on either market is likely to be reflected on the price of our ordinary shares on the other market.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

     If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive Foreign Investment Company ("PFIC") for U.S. federal income tax purposes. We were a PFIC during the years 2002 and 2003, but not in the years 2004 and 2005. We have not yet determined whether we are likely to be characterized as a PFIC for 2006.

     These considerations, and other tax considerations, are described in additional detail under the caption "Taxation" at Item 10(E) of this Report.

WE HAVE NOT YET EVALUATED OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING IN COMPLIANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT.

     We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year. We have only recently begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may take up to twelve months to complete. If it is determined that we are not in compliance with
Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

WE HAVE CONSOLIDATED OUR TWO DESIGN CENTERS IN THE U.S.

     During 2005, we have consolidated our research and development and operating centers in Folsom, Califonia and Atlanta, Georgia into a one center in Atlanta, Georgia. As a result, an interruption in the operations of such center could negatively impact our business.

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL AFFECT OUR OPERATIONS AND MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS.

     We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations.

     Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel's relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. In addition, any major escalation in hostilities in the region could result in a portion of our Israeli employees being called up to perform military duty for an extended period of time which may disrupt the operation of our business.

SOME OF OUR DIRECTORS AND OFFICERS AS WELL AS MANY OF OUR ISRAELI EMPLOYEES ARE OBLIGATED TO PERFORM ANNUAL MILITARY RESERVE DUTY IN ISRAEL. WE CANNOT ASSESS THE POTENTIAL IMPACT OF THESE OBLIGATIONS ON OUR BUSINESS.

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR COMPLICATE MERGER OR ACQUISITION ACTIVITY, WHICH COULD DEPRESS THE MARKET PRICE OF OUR SHARES.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions may have the effect of delaying, preventing or make more difficult a merger with or other acquisitions of us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10 B. "Additional Information Memorandum and Articles of Association Change of Control."

BECAUSE SUBSTANTIALLY ALL OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS WHILE A SIGNIFICANT PORTION OF OUR EXPENSES ARE INCURRED IN NEW ISRAELI SHEKELS (NIS) OUR RESULTS OF OPERATIONS MAY BE SERIOUSLY HARMED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR OR IF THE NIS IS APPRECIATED AGAINST THE U.S. DOLLAR.

     We generate substantially all of our revenues in dollars, but we incur a significant portion of our expenses, principally salaries, related personnel expenses and occupancy expenses in NIS. As a result, we are exposed to the risk that our dollar costs in Israel will increase if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. Historically, over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

     To date, we have not engaged in hedging transactions. In the future, we might enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS WHO ARE NONRESIDENTS OF THE UNITED STATES OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON OUR OFFICERS AND DIRECTORS WHO ARE NONRESIDENTS OF THE UNITED STATES.

     We are incorporated in Israel, the majority of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, service of process upon our directors and officers named herein may be difficult to effect within the United States because some of these people reside outside the United States. In addition, any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

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

WE DERIVE CERTAIN TAX BENEFITS UNDER ISRAELI LAW FROM OUR STATUS AS AN "APPROVED ENTERPRISE", IN ADDITION TO OTHER TAX AND PROGRAM BENEFITS UNDER ISRAELI LAW. SUCH BENEFITS MAY REQUIRE US TO SATISFY CERTAIN CONDITIONS, OR MAY BE REDUCED OR ELIMINATED IN THE FUTURE. OUR POTENTIAL TAX LIABILITY COULD INCREASE IF WE FAIL TO MEET SUCH CONDITIONS, OR IF SUCH PROGRAMS ARE REDUCED OR ELIMINATED.

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

WE MAY BE REQUIRED TO PAY STAMP DUTY ON AGREEMENTS EXECUTED BY US BETWEEN JUNE 1, 2003 AND DECEMBER 12, 2005. THIS WOULD INCREASE OUR TAXES.

     The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. The common practice in Israel has been to pay such stamp duty when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In December 2005, an order was published cancelling the requirement to pay stamp duty with respect to documents signed on or after January 1, 2006.

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

     These programs may not continue in the future at their current levels or at any level. From time to time, we may submit requests for new grants from the Chief Scientist. These requests might not be approved, particularly in light of the reduction in government spending in Israel. The termination or reduction of these grants could materialy harm our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. In September 2000, we moved our principal executive offices from Tel-Aviv to a new location at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555. Our agent for service in the United States is our subsidiary, Metalink Inc., which is located at 3260 Pointe Parkway, Suite 400, Norcross, Gorgia 30092 (telephone number 678-325-5430).

     From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunication equipment manufacturers. We shipped our first chip set in the fourth quarter of 1994. Since that time, we have continued to focus on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In 1997, we established a wholly owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware and has been headquartered in Northern California till July 2005. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. In 1999, we established a Northern California research and development design center, and in 2003 we established our Atlanta research and development design center for our wireless activities, both are part of Metalink Inc. In 2005, we decided to close the site in Northern California. Thus, as of July 2005, all the design activities in the U.S., as well as the headquarters of Metalink Inc. are in Atlanta, Georgia. In 2003, we established a wholly-owned subsidiary in South Korea, Metalink Asia Pacific Ltd. Metalink Asia Pacific is involved in introducing and promoting the sale of our products in South Korea, as well as technical suppot. In 2004, we established a wholly-owned subsidiary in Japan, Metalink Japan K.K. Metalink Japan K.K. is involved in display, advertising and marketing our products, as well as technical suppot. During 2004, we also established a representative office in Beijing, China. In 2005, we established a wholly-owned subsidiary in the Republic of Seychelles, Metalink International Ltd., which is involved in selling our products.

     In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the NASDAQ National Market under the symbol "MTLK". In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares. As of December 3, 2000, our ordinary shares were traded also on the Tel-Aviv Stock Exchange.

     In March 2005, our board of directors approved a plan to repurchase up to $10 million of our ordinary shares, subject to market conditions, and the approval of our board of directors of the Company. Through May 31, 2006, no repurchases had been made pursuant to that plan.

     Capital expenditures were $1,276,000 for the year ended December 31, 2005, $1,504,000 for the year ended December 31, 2004, and $1,991,000 for the year ended December 31, 2003. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

B.   BUSINESS OVERVIEW

GENERAL

     We design and market digital subscriber line (DSL) chipsets used by manufacturers of telecommunication equipment. Our chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems. Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We have expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over twelve million of our chips to original equipment manufacturers (OEMs) that incorporate our chips into their own products. These OEMs have sold products containing our chipsets to telecommunication service providers throughout the world.

     In adition, we are engaged in the research and development of high-throughput wireless local area network (HT-WLAN) chipsets. These products enable transport of digital broadband media including video, voice and data at significantly higher rates than conventional wireless local area networking
(WLAN) solutions.

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

     G.SHDSL. G.SHDSL improves on the SDSL and HDSL technologies by providing rate adaptive solutions at rates of up to 2.320 Mbps, while increasing the maximum range of transmissions by 20%, compared to that allowed by the legacy technologies. G.SHDSL supports various encoding technologies, including the technologically-advanced Trellis coded PAM-16. We contributed to the standardization of G.SHDSL, and we have developed proprietary algorithms for the efficient implementation of this technology. During the year 2001, we completed the development and integration of our first generation SHDSL solution that includes an eight-port G.SHDSL digital device, a single port G.SHDSL digital device and an single port G.SHDSL analog front end. During 2002 we also completed the development of a second generation digital device optimized for T1/E1 transport applications. This device, incorporated the entire digital functionality of a T1/E1 transport application combining the DSL transceiver and framer, T1/E1 framer, host processor and RAM. We offer a variety of SHDSL products for CO, CPE and repeater applications which are being installed in major operator networks including Deutche Telekom, France Telecom, Telecom Italia, British Telecom, Telia Sonera and Qwest. During 2003 the ITU has completed an enhancement to the G.SHDSL recommendation known as G.SHDSL.bis addressing enhancements such as extended per pair bit rates and multi-pair aggregation. At the same time the IEEE 802.3ah task-group is working on a specification for delivering Ethernet in the first mile using SHDSL and SHDSL.bis technologies.

     VDSL. VDSL technology defines very high transmission rates over a single copper wire pair. This includes symmetric transmission at a rate of up to 100 Mbps. VDSL is typically deployed in combination with an optical network unit. This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses. The unit multiplexes the bandwidth of tens to hundreds of subscribers onto a single fiber that carries the information to the central office. VDSL applications include high bandwidth data, multiple video and voice channels, High Definition TV
(HDTV), broadband access and broadband wide area networks (WANs). VDSL technolgy has been standardized by ANSI and the ITU and is currently at its standardization stage in IEEE. In 2003 the standards working group in the ANSI developed an American National Standard for VDSL using Multi Carrier Modulation
(DMT) and a Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM). Also in 2004, the ITU has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete Multi Tone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology. In May 2005 the ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Currently most of the future deployment of VDSL chipsets require the VDSL2 standard of DMT only. Thus, our VDSL sales suffer from lack of demand, and shall continue to be harmed in the future.

     We have developed powerful algorithms for VDSL, including NML, that optimize the performance in the operating environment. During 2001, we finished the development and started integration of two generations of VDSL solutions, including a single port 2-band digital device, a single port 4-band digital device, a dual port 3-band device and a single port 4-band analog front end. To the best of our knowledge, these devices were the first available standard compliant solutions according to the quadrature amplitude modulation (QAM)-based ETSI and ANSI standards. During 2002 we completed the development of our 3rd generation VDSL product family including a Quad and Single port full 4-band VDSL devices. These devices address the Ethernet over VDSL (EoVDSL) market requirements which are rapidly evolving in the Asia-Pacific region. To the best of our knowledge, the Quad device was the first to integrate four full 4-band standard VDSL ports in a single package. We have introduced our 4th generation VDSL product family to the market. This family incorporate our VDSLPLUS technology which is capable of delivering over 100 Mbps asymmetric bit rates over a single copper pair. In 2005, this family was upgraded to offer 100 Mbps symmetric transmission in conformace with a new Japanese band plan drafted by the Japanese TTC standardization body. Today we are not engaged in development of the next generation of VDSL chipsets.

     WLAN. WLANPLUS technology is developed to comply with the new IEEE 802.11n standard, which draft has been approved in January 2006. Current WLAN solutions are inadequate to meet the needs of the emerging multimedia environment: a minimum of 60 Mbps effective throughput at 60 feet, together with a high level of Quality of Service (QoS) is needed to support the required applications, such as streaming three streams of HDTV throughout the home. There is also an increasing requirement to provide distribution of broadband content arriving into the home to various consumer devices, such as distributing IPTV from a residentual gateway to a TV. Our WLANPLUS features implementation of real-MIMO technology to enhance performance, provides QoS features to facilitate multimedia connectivity, supports high-throughput, rich-content, quality-critical applications and delivers a dramatic increase in WLAN throughput and range compared to legacy 802.11 solutions. MtW8150, a MIMO RFIC was introduced in May 2005. The MtW8170 - Pre-N MIMO BB/MAC, the first to incorporate all the key features of the 802.11n standard, was introduced in August 2005. During the Consumer Electronics Show in Las-Vegas in January 2006, we demonstrated simultaneous delivery of three HDTV streams over WLANPLUS in a private suite and on the floor at Haier technology Ltd.'s booth. During the next months we intend to continue the engagements with leading partners to get to concept products by the second half of 2006.

     The following is a table of our proprietary chips which form the chipsets offered by us to our customers:

                                                                                                    MAXIMUM
                                                                                                 TRANSMISSION
                                                                                     SAMPLING        RATES
       CHIPS                                   FUNCTION                                DATE         (MBPS)
--------------------- ------------------------------------------------------------ ------------- --------------
MtH 1242              2BlQ AFE                                                         2Q97          1.168
MtH 2441              2BlQ AFE                                                         3Q99          2.320
MtH 2443              Low-power, small size 2BIQ AFE                                   3Q99          2.320
MtH 2445              2B1Q AFE                                                         2Q97          2.320
MtH 1210BL            2BlQ encoding/decoding DSP                                       1Q99          1.168
MtH 2410BL            Low-power 2BlQ encoding/decoding DSP                             3Q99          2.320
MtH 2411              Advanced, low-power 2BlQ encoding/decoding DSP                   3Q98          2.320
MtH 2430CL            Universal T1 /El standards compliant framer                      3Q99          2.320
MtH 2431              Single pair framer                                               3Q99          2.320
MtH 2470 Dual         Advanced, low-power integrated dual DSP and dual framer          3Q99          2.320
--------------------- ------------------------------------------------------------ ------------- --------------
MtS 870               Octal SHDSL transceiver/framer                                   4Q00          4.640
MtS 170               Single SHDSL transceiver frame                                   1Q01          4.640
MtS 140               Single SHDSL AFE                                                 4Q00          4.640
MtS 142               Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.        2Q01          4.640
--------------------- ------------------------------------------------------------ ------------- --------------
MtS 180               SHDSL / HDSL2 / HDSL4  system on a chip for T1/E1/TDM
                      transport applications                                           1Q02          4.640
MtS 172               SDSL / SHDSL / HDSL2 / HDSL4 transceiver with integrated
                      T1/E1 framer.                                                    2Q02          4.640
--------------------- ------------------------------------------------------------ ------------- --------------
MtV 9370              Dual VDSL transceiver/framer for 3-band applications             3Q01           52
MtV 9141              VDSL AFE for 2,3 and 4-band applications                         4Q01           52
--------------------- ------------------------------------------------------------ ------------- --------------
MtV 9172              Single trunk 2/3/4-band VDSL transceiver with integrated
                      MAC for Ethernet & ATM applications (ONU & NT)                   4Q02           60
MtV 9470              Quad 2/3/4-band VDSL transceiver for Ethernet applications
                      (ONU)                                                            4Q02           60
--------------------- ------------------------------------------------------------ ------------- --------------
MtV 9473              Quad 2/3/4/5-band VDSL transceiver for Ethernet
                      applications (ONU)                                               1Q04           100
MtV 9273              Single trunk 2/3/4/5/6-band VDSL transceiver with
                      integrated MAC for Ethernet & ATM applications (ONU & NT)        1Q04           100
MtV 9143              VDSL AFE for 2,3,4, 5 and 6-band applications                    1Q04           100
MtV 9120              VDSL Line Driver for 2,3,4,5 and 6-band application              1Q04           100
--------------------- ------------------------------------------------------------ ------------- --------------
MtW 8170              2 x 3 MIMO MAC / BB                                              1Q06           243
MtW 8150              2 x 2 MIMO RFIC                                                  1Q06           243
--------------------- ------------------------------------------------------------ ------------- --------------

     The following table enumerates our product applications:

              CHIP SET APPLICATIONS                      PRODUCTS                    CONFIGURATION
--------------------------------------------------- -------------------- --------------------------------------
Octal G.shdsl SHDSL CO application                      MtS870           Each chip set consists of one octal
                                                        MtS140           DSP / framer and eight AFE chips.
                                                        OR
                                                        MtS142           DSP / framer and eight AFE chips.
--------------------------------------------------- -------------------- --------------------------------------
G.shdsl SHDSL CPE application                           MtS170           Each chip-set consist of a single
                                                        MtS140           DSP / framer chip and a single AFE
                                                        OR               chip.
                                                        MtS142           / framer chip and a single AFE chip.
--------------------------------------------------- -------------------- --------------------------------------
Single pair T1 HDSL2 and E1 G.SHDSL                     MtS170           Each chip-set consist of a single
                                                        MtS140           DSP / framer chip and a single AFE
                                                        OR               chip.
                                                        MtS142           / framer chip and a single AFE chip.
--------------------------------------------------- -------------------- --------------------------------------
Two pair T1 HDSL4 and E1 G.SHDSL                        MtS170           Each chip-set consist of a two DSP /
                                                        MtS140           framer chips and two AFE chips.
                                                        OR
                                                        MtS142           framer chips and two AFE chips.
--------------------------------------------------- -------------------- --------------------------------------
Single pair T1 HDSL2                                    MtS180           Each chip-set consist of a single
                                                        MtS142           DSP / framer chip and a single AFE
                                                                         chip.
--------------------------------------------------- -------------------- --------------------------------------
Two pair T1 HDSL4                                       MtS180           Each chip-set consist of a single
                                                        MtS172           System on Chip, single DSM/Framer
                                                        MtS142           and two AFE devices.
--------------------------------------------------- -------------------- --------------------------------------
CO/ONU dual three band VDSL application                 MtV9370          Each chip-set consist of a DSP/
                                                        MtV9141          framer chip and two AFE chips.
--------------------------------------------------- -------------------- --------------------------------------
CO/ONU Quad four-band EoVDSL application                MtV 9470         Each chip-set consist of a
                                                        MtV9141          DSP/framer chip and four AFE chips
--------------------------------------------------- -------------------- --------------------------------------
EoVDSL CPE four band VDSL application                   MtV9172          Each chip-set consist of a single
                                                        MtV9141          DSP / framer chip and a single AFE
                                                                         chip.
--------------------------------------------------- -------------------- --------------------------------------
CO/ONU Quad five-band EoVDSL application                MtV 9473         Each chip-set consist of a
                                                        MtV9143          DSP/framer chip and four AFE chips
                                                        MtV9120          and four line driver chips
--------------------------------------------------- -------------------- --------------------------------------
EoVDSL CPE five band VDSL application                   MtV9172          Each chip-set consist of a single
                                                        MtV9141          DSP / framer chip two AFE chips and
                                                        MtV9120          a single line driver chip.
--------------------------------------------------- -------------------- --------------------------------------
ONU and CPE six-band VDSL application                   MtV9273          Each chip-set consist of a single
                                                        MtV9143          DSP / framer chip, a single AFE chip
                                                        MtV9120          and a single line driver chip.
--------------------------------------------------- -------------------- --------------------------------------
WLAN access point or station                            MtW8170          Each chip-set consist of a single
                                                        MtW8150          MAC / BB chip and one or two RF
                                                                         chips.
--------------------------------------------------- -------------------- --------------------------------------

     Older products are approaching a point of obsolence, and as the market for those products diminishes we will slow or stop production of those parts.

CUSTOMERS

     Our customers for the DSL products, telecommunication equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunication service providers. Since we commenced operations in 1993, we have shipped over twelve million of our chips to our customers, or OEM partners, including ECI, Marconi, Alcatel, Schmid, ADC, Motorola Wireline Networks, Primeteck, RAD, TUT, Tellion, Tellabs and others. These chips are used in telecommunication equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chipsets and these customers could cease purchasing our chipsets, at any time.

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

     In the DSL, our customers market their products to public and private telecommunications service providers. These service providers include incumbent local exchange carriers or ILECs, CLECs and Internet service providers.

     In the HT-WLAN, we intend to sell our products directly to original equipment manufacturers, or OEMs, who may include our chipsets in their products, and to original design manufacturers, or ODMs.

     The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                                  YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                              2 0 0 5     2 0 0 4     2 0 0 3
                                              -------     -------     -------
                                                      (IN THOUSANDS)
                                              -------------------------------
REVENUES:
Korea                                         $ 2,351     $ 6,348     $ 2,370
Malaysia                                        2,200         330           -
Israel                                          2,021       2,520       1,842
Taiwan                                          1,762         920         113
United States                                   1,049       4,034       4,101
Mexico                                              -          37       1,784
Other foreign countries (mainly European)       5,146       7,923       4,733
                                              -------     -------     -------

                                              $14,529     $22,112     $14,943
                                              =======     =======     =======

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

     We have sales representatives in the following countries:

     EUROPE: Austria, Germany, Italy, Portugal and Spain.

     ASIA: Republic of China (Taiwan), People Republic of China (Mainland
           China), Japan and South Korea.

     NORTH AMERICA: Canada and the United States

     The sales representatives also offer our customers technical support and customer services.

     We also sell our products directly to select customers in the United States, Israel and Europe. Our sales force, technical support personnel and key engineers work together in teams to support key customers. We have located technical support capabilities in key geographic locations.

     Our marketing strategy focuses on key customer sponsorships to promote early adoption of our chipsets in the products of DSL and wireless equipment and design manufacturers who are market innovators and market leaders. Through our ongoing relationships, customers provide us with feedback on product specifications and applications while participating in product testing simultaneously with our certification process. This approach accelerates customers' time to market, enables us to achieve early design wins and volume commitments for our chipsets.

     We intend to continue to invest resources in marketing communications efforts, including participation in trade shows and trade events and direct marketing campaigns. These efforts are directed at enhancing our brand recognition and building our reputation in the DSL and HT-WLAN market, as well as our customer service and responsiveness.

RESEARCH AND DEVELOPMENT

     We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the needs of our customers. Accordingly, we intend to continue to devote a significant portion of our personnel and financial resources to research and development of HT-WLAN chipsets. As part of the product development process, we seek to develop close relationships with industry innovators in our target segments and engage in product development partnerships to meet their needs.

     As of May 31, 2006 our research and development staff consisted of 98 employees. Research and development activities take place at our facilities in Yakum, Israel and at the design center of our subsidiary in Atlanta, Georgia. We intend to continue adding research and development personnel in the near future. We deploy standard procedures for the design, development and quality assurance of our new product developments.

     The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, encourages research and development projects which result in products for export. Since 1995, we received grants from the Office of the Chief Scientist for the development of our products. In addition, we were engaged in a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing products.

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

     We currently subcontract our semiconductor wafer manufacturing to Taiwan Semiconductor Manufacturing Company in Taiwan, Jazz Semiconductor in USA, and to Semiconductor Manufacturing International (Shanghai) Corp. in China. The packaging and testing of our chipsets is performed by Singapore Technologies Assembly and Test Services, Advanced Semiconductor Engineering Inc. in Taiwan, and ASAT Ltd. in Hong Kong and China. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us. All of the fabrication, assembly and test facilities are ISO 9002 / QS9000 / SAC certified or have a roadmap to comply with the above standards. Most of our chipsets are not manufactured by more than one contractor. In the event one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the effected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

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

PROPRIETARY RIGHTS

     We rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. We own unregistered trademarks for the names NML, VDSLPLUS,WLANPLUS, Total-VDSL and MIMODSL. We do not currently own any registered copyrights.

     In addition, our NML technology is protected by two patents in Israel and three patents in the United States. One of the two Israeli patents was issued in favor of us following a settlement agreement we entered into with an opposing company. Most of our chipsets design is based on the NML technology. If that technology was not protected, or if it was deemed to be infringing on third party intellectual property rights, we would incur significant costs and competitive disadvantages in redesigning our products. We have filed additional three utility patent applications in the United States, a PCT (international application) and two provisional applications. The US utility applications may not result in any patent or patents being issued and, if issued, the patent may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents. Our existing patents expire in 2015.

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

     Our principal competitors for HT-WLAN based products include Atheros, Broadcom, Marvell, Conexant, Texas Instruments, Intel and Airgo.

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

     As time passes in both the DSL and wireless markets, we expect to be exposed to increasing price competition driven by the lowest cost providers of chipsets. We anticipate that average per unit selling prices of DSL and wireless chipsets will continue to decline as product technologies and technologies associated with the production of those products mature. In particular, our ability to introduce products into the wireless market could be hampered if we do not provide cost-competitive products. If we are unable to reduce our costs sufficiently to offset declines in the average per unit selling prices or are unable to introduce new higher performance products with higher average per unit selling prices, our operating results will be seriously harmed. Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chipsets in response to declining average per unit selling prices. Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition and may use our subcontractors manufaturing capacity causing us difficulties in supply form said manufaturers. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

C.   ORGANIZATIONAL STRUCTURE

     We have the following subsidiaries:

                                  COUNTRY OF              PROPORTION OF      PORTION OF VOTING
       NAME                      INCORPORATION          OWNERSHIP INTEREST     POWER HELD
       ----                      -------------          ------------------     ----------
METALINK INC.                    United States               100%                  100%

METALINK ASIA PACIFIC LTD.           Korea                   100%                  100%

METALINK INTERNATIONAL LTD.    Republic of Seychelles        100%                  100%

METALINK JAPAN K.K.                  Japan                   100%                  100%

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our headquarters and principal administrative, finance, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. The lease expires in September 2010. In the United States, we lease approximately 4,000 square feet of office space in Atlanta, Georgia. See also "Item 4 - Information on the Company - History and Development of the Company." In both South-Korea and China, we lease office space in Seoul and Beijing, respectively. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future. The facilities are used primarily for product design, sales and administrative functions.

     We previously leased approximately 10,000 square feet of office space in Folsom, California (the "Folsom Lease"). The Folsom Lease expired in March 2006.

     Total rent expenses for the years ended December 31, 2005, 2004 and 2003 were $1,121,000, $1,044,000, and $983,000, respectively. The projected payments for 2006 are expected to be approximately $1,000,000.

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

     Accordingly, we have reallocated research and development resources to address primarily the wireless LAN market.

     We continued shifting resources to our wireless solutions during 2005. Towards the end of 2005 most of our R&D resources were focuesd on our wireless solution development.

     The 2001 decline in the telecommunications industry, at a time when we had begun expanding our R&D and other expenditures, caused an operating loss of $15.7 million. During 2002, a time of even further industry declines, we cut expenditures, but still sustained an operating loss of $18.6 million. Our 2003 revenues more than doubled from 2002, and surpassed those of 2001, but we expanded our R&D efforts and the operating loss was $15.2 million. Revenues for 2004 were $22.1 million, almost 50% growth compared to 2003 and close to our 2000 record level. However, as we expanded our R&D and Sales and Marketing efforts, our operating loss narrowed only to $14.3 million. Revenues for 2005 were $14.5 million, 34% decrease from 2004. The decrease was due to slowdown in the deployment of our products, mainly in Asia Pacific. Operating loss increased to $17.5 million primarily due to the decline in revenues.

CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. A change in those accounting rules can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, and the use and recoverability of inventory. Actual results could differ from those estimates. The markets for our products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future realizability of our assets.

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

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on a moving average basis. We regularly review inventory values and quantities on hand and write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory items past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

CHANGES TO FINANCIAL ACCOUNTING STANDARDS

     In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). In the first quarter of 2006, we began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R).

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20. "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We do not expect the adoption of SFAS No. 154 will have any material impact on our consolidated financial statements.

     In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, we had no unrealized investment losses that had not been recognized as other-than-temporary impairments in our available-for-sale securities. We do not anticipate that the implementation of these pronouncements will have a significant impact on our financial position or results of operations.

A.   OPERATING RESULTS

GENERAL

     REVENUES. Our revenues have been derived from the sales of our chipsets to our customers with which we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2005, four customers accounted for approximately 56% of our revenues.

     We sell our chipsets in Asia, Europe and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2005, approximately 52% of our sales were to customers in Europe and Israel, 24% in Asia and 24% in North America.

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

     RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. In 2003, 2004 and 2005, we received grants from the Office of the Chief Scientist for the development of our products. In addition, the European Commission encourages research and development projects, which are performed as part of an international consortium. In 2004 and 2005, we received grants from the European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

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

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation expenses consist of the charge incurred by us arising from the grant of options to purchase our ordinary shares. These expenses are recorded and charged to our earnings over the vesting period of the options. We have recorded a total of $5,502,000 of deferred stock compensation as of December 31, 2005. We have incurred amortization of deferred stock compensation expenses of $612,000 in 2003, $206,000 in 2004 and $17,000 in 2005.

     We anticipate incurring additional stock compensation expenses, as a result of the adoption of SFAS No. 123(R). The adoption of SFAS No. 123(R) will increase our stock compensation expenses significantly, although it will have no impact on our overall financial position or cash flows.

     FINANCIAL INCOME, NET. Financial income, net consists primarily of interest earned on marketable debt securities and certificates of deposits in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and bank commissions.

     TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

     The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations.

                                                YEAR ENDED DECEMBER 31,
                                               --------------------------
                                                2003       2004      2005
                                               ----       ----       ----

Revenues                                        100%       100%       100%
Cost of revenues:
     Costs and expenses                          52         53         47
     Royalties to the Government of Israel        3          3          3
                                               ----       ----       ----
Total Cost of revenues                           55         56         50
                                               ----       ----       ----
Gross profit                                     45         44         50
Operating expenses:
     Gross research and development             110         86        139
     Royalty bearing grant                       23         19         24
                                               ----       ----       ----
     Research and development, net               87         67        115
     Sales and marketing                         39         30         40
     General and administrative                  17         11         15
     Non-cash compensation                        4          1          0
                                               ----       ----       ----
Total operating expenses                        147        109        170
                                               ----       ----       ----
Operating loss                                 (102)       (65)      (120)
Financial income, net                            11          6          8
Net loss                                        (91)%      (59)%     (112)%
                                               ----       ----       ----


YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

     REVENUES. Revenues in 2005 were $14.5 million, a decrease of $7.6 million compared with revenues of $22.1 million in 2004. The decrease in revenues is attributable to a decreased demand for our SHDSL products in Europe and North America, Combined with slowdown in deployment of our VDSL products in Asia Pacific, mainly in Korea.

     COST OF REVENUES. Cost of revenues was $7.3 million in 2005, a decrease of $5 million compared with cost of revenues of $12.3 million in 2004. This decrease is primarily attributable to the decrease in revenues. Cost of revenues as a percentage of revenues decreased to 50% in 2005 from 56% in 2004 primarily attributable to an improved gross margin for our VDSL product offset by fixed cost elements in the cost of goods sold.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $20.1 million in 2005, an increase of $1.1 million compared with gross research and development expenses of $19 million in 2004. This increase is primarily attributable to enhancement of our Wireless LAN products research and development efforts, offset partially by a decrease in our DSL products research and development expenses which included the closure of one of our R&D sites in the U.S.. Gross research and development as a percentage of revenues increased to 139% in 2005 from 86% in 2004 primarily attributable to the decrease in revenues volume, combined with an increase in gross research and development expenses mentioned above. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist and the European Commission, totaling $3.5 million in 2005 compared with $4.1 million in 2004, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $16.6 million in 2005, or 115% of revenues, compared with $14.9 million in 2004, or 67% of revenues. The increase in research and development, net, as a percentage of revenue is primarily attributable, to the decrease in revenues volume, grants and to the increase in gross research and development expenses mentioned above.

     SALES AND MARKETING. Sales and marketing expenses were $5.8 million in 2005, a decrease of $0.8 million compared with sales and marketing expenses of $6.6 million in 2004. This decrease is primarily attributable to the decrease in revenues which resulted lower commission expenses, combined with a decrease in personnel and related expenses. Sales and marketing expenses, as a percentage of revenues, were 40% in 2005 compared to 30% in 2004 primarily attributable to the decrease in revenues volume.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.3 million in 2005, a decrease of $0.2 million compared with general and administrative expenses of $2.5 million in 2004. General and administrative expenses as a percentage of revenues increased to 15% in 2005 from 11% in 2004, primarily attributable to the decrease in revenues volume.

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation expenses were $17,000 in 2005, a decrease of $189,000 compared with amortization of deferred stock compensation expenses of $206,000 in 2004. This change is primarily attributable to periodical amortization. Amortization of deferred stock compensation expenses as a percentage of revenues decreased to 0.1% in 2005 from 1% in 2004 primarily attributable to the decrease in amortization of deferred stock compensation mentioned above.

     FINANCIAL INCOME, NET. Financial income, net was $1.2 million in 2005, a decrease of $0.2 million compared with financial income, net of $1.4 million in 2004. This change is primarily attributable to the decrease in total cash, short term and long term investments balance offset by the general interest rates increase.

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

IMPACT OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

     The dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Inflation in Israel shall have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for substantially all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS, unless such inflation is offset by a devaluation of the NIS.

     In 2001 the NIS was depreciated against the dollar in the rate of 9.3% while the rate of inflation was 1.4%. In 2002 the NIS was depreciated against the dollar in the rate of 7.3% while the rate of inflation was 6.5%. In 2003 the NIS was appreciated against the dollar in the rate of 7.5% while the rate of deflation was 1.9%. In 2004 the NIS was appreciated against the dollar in the rate of 1.6% while the rate of inflation was 1.2%. In 2005 the NIS was depreciated against the dollar in the rate of 6.8% while the rate of inflation was 2.4%. We cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations could be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

     A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

     Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

     Because Israeli labor costs and most of our leasing expenses on one hand, and grants received from the office of the chief scientist on the other hand, are incurred in NIS, even though we report them in U.S. dollars, inflation and exchange rate variations can have a material impact on this component of our expenses.

CORPORATE TAX RATE

     Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Tax Ordinance, which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 31% for the 2006 tax year and 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, by not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year. The period of tax benefits with respect to our Approved Enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing, and of our accumulated tax loss carry-forwards (which totaled at approximately $75.2 million at December 31, 2005), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2006 tax year. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S., South Korean and Japanese subsidiaries and Chinese representative office will generally be subject to applicable domestic and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $3.8 million available at December 31, 2005 for federal tax purposes. These carry-forwards will offset future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

GOVERNMENT GRANTS

     ISRAELI GOVERNMENT GRANTS

     We conduct a substantial part of our research and development operations in Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided us grants for research and development efforts of approximately $3.4 million for the year ended December 31, 2000 (27% of total research and development expenses), $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses), $3.2 million for the year ended December 31, 2002 (21% of total research and development expenses), $3.4 million for the year ended December 31, 2003 (21% of total research and development expenses), $3.6 million for the year ended December 31, 2004 (19% of total research and development expenses) and $3.1 million for the year ended December 31, 2005 (15% of total research and development expenses).

     Since the grant program has the impact of lowering our research and development expenditures, and improving our operating margins, reduction in the Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. Currently, we are obligated to pay royalties to the Office of the Chief Scientist at the rate of 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 is 120% of the dollar-linked value of such grants. With respect to grants we received in 2003, 2004 and 2005, our aggregate payment amount is 100% of the dollar-linked value of such grants. In 2003, we were required by the Office of the Chief Scientist to peform at least 50% of its manufacturing in Israel. See "Item 5C- Research and Development, Patents and Licenses, etc.- Grants from the Office of the Chief Scientist".

     The refund of the grants is contingent on future sales and the Company has no obligation to refund these grants, if sales are not generated.

     We paid or accrued to the Office of the Chief Scientist and to the marketing fund $469,000 for the year 2000, $414,000 for the year 2001, $94,000 for the year 2002, $388,000 for the year 2003, $648,000 for the year 2004 and $392,000 for the year 2005.

     EUROPEAN COMMISSION GRANTS

     In addition to the Office of the Chief Scientist benefit programs, in January 2004 we have launched a research project, under the sixth framework program of the European Commission, underwhich we were entitled to grants based on certain approved expenditures of a research and development plan. The European Commission provided us grants for research and development efforts of approximately $0.5 million for the year ended December 31, 2004 (2.6% of total research and development expenses) and approximately $0.4 million for the year ended December 31, 2005 (2% of total research and development expenses).

B.   LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2005, we had cash and cash equivalents of $7.1 million, short-term investments of $20.1 million and long-term investments of $10.6 million. At December 31, 2004, we had cash and cash equivalents of $12.2 million, short-term investments of $16.2 million and long-term investments of $22.6 million. At December 31, 2003, we had cash and cash equivalents of $16.2 million, short-term investments of $13 million and long-term investments of $35 million. In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 2000, we completed our secondary offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

     Our total annual proceeds, net of royalties paid or accrued, from royalty-bearing government grants was $21.2 million as of December 31, 2005, $19.1 million as of December 31, 2004, was $16.3 million as of December 31, 2003, and $13.1 million as of December 31, 2002.

     Capital expenditures were $1,276,000 for the year ended December 31, 2005, $1,504,000 for the year ended December 31, 2004, and $1,991,000 for the year ended December 31, 2003. These expenditures were principally for equipment and software for our research, development and manufacturing activities. We expect to invest additional resources in equipment and software.

     Net cash used in operating activities was $11,949,000 for the year ended December 31, 2005. Net cash used in operating activities during 2005 consisted primarily of net loss adjusted for non cash activity including a decrease in trade accounts payable and other payables and accrued expenses, which were partially offset by decrease in trade account receivables and Government grants to receive balance. Net cash used in operating activities was $11,572,000 for the year ended December 31, 2004. Net cash used in operating activities was $10,551,000 in 2003.

     Net cash provided by investing activities was $6.2 million for the year ended December 31, 2005. $22.1 million cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in our treasury offset by $14.6 million cash used in purchase of marketable debt securities, and by $1.3 million that was used for the purchase of property and equipment. Net cash provided by investing activities was $6.5 million in 2004. Net cash provided by investing activities was $16.1 million in 2003. We hold treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates. We do not conduct interest rate or currency hedging activities.

     Net cash provided by financing activities was $0.7 million for the year ended December 31, 2005, $1.1 million for the year ended December 31, 2004 and $1.5 million for the year ended December 31, 2003, all of which were primarily attributable to exercise of employees' option and shares.

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

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During the fiscal years 2003, 2004, and 2005, we spent $16.3 million, $19 million, and $20.1 million, respectively, on gross R&D expenses, or $13 million, $14.9 million, and $16.6 million, respectively, for R&D net of grants from the Chief Scientist and the European commission. During 2005, the increase in R&D expenses was primarily attributable to increasing R&D for our wireless products, with some offsetting decline in R&D expenses associated with wireline products. See "Item 4 - Information on the Company - Business Overview - Research and Development," "Item 4 - Information on the Company - Business Overview - Proprietary Rights" and " - Operating Results."

GRANTS FROM THE OFFICE OF THE CHIEF SCIENTIST

     OVERVIEW. The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the "R&D Law". Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist's programs and with the provisions of the R&D Law. In June 2005, an amendment to the R&D Law came into effect, which intends to make the law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel, as described below.

     Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants usually of up to 50% of certain approved expenditures of such programs, as determined by the research committee of the Chief Scientist. In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

     The royalty rates applicable to our programs range from 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 was 120% of the dollar-linked value of such grants. With respect to grants received in 2003, 2004 and 2005, our aggregate payment amount was 100% of the dollar-linked value of such grants.

     The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The amendment to the R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

     The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Chief Scientist's prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases:

     (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or

     (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or

     (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

     The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, "Control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of Control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

     The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

D.   TREND INFORMATION

     VDSL2 STANDARDIZATION. In May 2005, the ITU brought out a new international standard for VDSL called VDSL2. In 2006, the roll out deployment of VDSL2 has started mainly in Europe. Metalink do not have VDSL2 compliant chipset, while three competitors (Ikanos, Conexant, and Infineon) have announced compliant devices. Thus, it might adversely impact future deployment of our current VDSL technology.

     CONTINUED INCREASE IN BROADBAND DEPLOYMENT SPEEDS. Telecom service providers continuously strive to improve and lower the price of their broadband services. For example in Korea and Japan broadband speeds has increased from 1-8 Mbps to 50-100 Mbps during the past five years. While this trend potentially increases the demand for VDSL products, other competing technologies such as PON are improving their price/performance ratio, and thus are being considered by some providers. In addition, the continuing price decline creates continuing price pressure on broadband equipment pricing, resulting in price pressure on broadband chip-set companies such as Metalink.

     HIGHER FUNCTIONALITY INTEGRATED INTO BROADBAND CPES. Introduction of advanced services, while maintaining low broadband equipment cost, requires higher and higher integration levels of the broadband CPE chipsets and specifically VDSL CPE chipsets. Unlike many of our competitors, we do not have vast experience and a large product portfolio with respect to the integration of additional functions into their xDSL CPE solutions.

     CONSOLIDATION IN THE BROADBAND IC MARKET. In 2004 we experienced consolidation in our market, as two of our principal competitors, GlobespanVirata and Conexant, announced the completion of their merger. If this merger signals an industry trend, this trend may adversely effect our market share and might adversely effect our operational results . We may find ourselves competing with significantly larger than companies. The difference in size will probably benefit the larger companies which have broader sales and marketing channels, as well as greater capabilities to integrate several technologies such as xDSL, WLAN, networking, security and video processing into a single solution for the broadband home.

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

                                                            PAYMENTS DUE BY PERIOD (IN THOUSANDS $)
                                                -----------------------------------------------------------------
                                                                                                        2010 AND
CONTRACTUAL OBLIGATIONS                         TOTAL        2006       2007        2008       2009    THEREAFTER
                                                -----        ----       ----        ----       ----    ----------
Long-Term Debt Obligations

Operating lease obligations                    4,444       1,000        950         907        907          680
Purchase obligations (vendors of
equipment and services)                        2,627       1,624      1,003           -          -            -
TOTAL CONTRACTUAL CASH OBLIGATIONS             7,071       2,624      1,953         907        907          680

     We lease our motor vehicles under cancelable operating lease agreements, for periods through 2007. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $117,000 as of December 31, 2005.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers:


NAME                 AGE  POSITION
----                 ---  --------

Tvzi Shukhman        45   Chairman of the Board of Directors and Chief Executive
                          Officer
David Pereg          37   Vice President, Corporate Development, Office of the
                          CEO
Yuval Ruhama         36   Chief Financial Officer
Ron Cates            50   Vice President, North American Sales & Marketing
Liron Frenkel        40   Vice President, Engineering
Liat Hortig          34   Vice President, Human Resources
Shmulik Shemesh      38   Vice President, Operations
Barry Volinskey      36   Vice President, Wireless LAN Marketing
Uzi Rozenberg        47   Director
Efi Shenhar          50   Director
Gideon Barak         45   Director
Sarit Weiss-Firon    40   Director
Joe Markee           53   Director
Meir Bar-El          62   Director

     TZVI SHUKHMAN, a co-founder of our company, has served as our Chief Executive Officer and Chairman of our Board of Directors from our inception in 1992. Prior to May 1999, Mr. Shukhman also served as our President. From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications and ECI. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has a M.Sc. from The Technion, Israel Institute of Technology.

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

     YUVAL RUHAMA was appointed as our Chief Financial Officer in January 2006 after previously serving as our Vice President of Finance from April 2005 to December 2005, and Legal Director and Company Secretary from June 2000 to March 2005. Previously, Mr. Ruhama worked for one year at Weksler Bregman & Co. Advocates, an Israeli law firm, and for four years at Somekh Chaikin, the Israeli member firm of KPMG International. Mr. Ruhama holds a law degree and BA degree, cum laude, in Accounting from Tel Aviv University, and an MBA, cum laude, from Bar-Ilan University.

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

     LIRON FRENKEL has served as our Vice President, Engineering since July 2004, and as Director of Wireline Engineering since 2003. From 1994 to 2003, Mr. Frenkel held several key R&D positions at Orckit and Tioga, including managing the algorithms and system group and leading the various system on a chip projects. From 1993 to 1994, Mr. Frenkel was a member of the Faculty of Electrical Engineering at the Tel Aviv University. Prior to that, Mr. Frenkel served in a professional unit of the Israel Defense Forces managing and developing computer databases (1984-1987). He holds a B.S.E.E Cum Laude and an M.Sc. in EE from Tel Aviv university.

     LIAT HORTIG joined Metalink in June 1999 and served as Recruitment Manager and Human Resources Manager for Israel, assuming her current position as Vice President of Human Resources in November 2005. Before joining Metalink, Ms. Hortig served as an Organizational Consultant for various companies. She holds a Bachelor's degree in Psychology and Economics from Tel Aviv University and a Master's degree in Organizational Psychology from Bar Ilan University.

     SHMULIK SHEMESH has served as our Vice President of Operations since June 2002. Mr. Shemesh held various positions at Metalink since 1998, including Director of Quality & Reliability and Director of Products & Test Engineering. Between 1990 and 1997 Mr. Shemesh served as a project officer in the Israel Defense Forces. Mr. Shemesh holds a M.Sc. in Quality Assurance & Reliablity and a B.S.E.E. from the Technion.

     BARRY VOLINSKEY joined Metalink in September 2004. From 1999 to 2004, Mr.Volinskey served as VP of Business Development at RFWaves, a company focused on low cost radio ICs for consumer electronics. From 1993 to 1999, Mr. Volinskey served as an officer in the Israeli Defense Forces, where he managed a wide range of high-technology projects in computing and telecommunications. He holds a BSc. in Electronic Engineering from the Technion - Israel's Institute of Technology and an MBA from Tel Aviv University.

     UZI ROZENBERG, a co-founder of our company, has served as a director from 1992 until 1997 and August 1999 to the present. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

     EFI SHENHAR has served as a director since July 1995. Mr. Shenhar is the Corporate Chief Excecutive Officer & President of USR Group. Mr. Shenhar currently serves as a member of the board of directors of USR Electronic Systems
(1987) Ltd. From March 1987 until February 2003, Mr. Shenhar has served as a Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University. Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     GIDEON BARAK has served as a director since July 2004. Mr. Barak currently serves as a board member of Modem Art Ltd, and is a founder and Chairman of IXI Mobile Inc. From 2000 to 2004 Mr. Barak served as a member of the board of Widcomm Inc, which was acquired by Broadcom Corporation in 2004, and as a founder and chairman of Envara Inc., which was acquired by Intel in 2004. From 1999 till 2004, Mr. Barak served as a board member of RFWaves Ltd. which was acquired by Vishay in 2004. From 1995 till 1999, Mr. Barak served as the chairman of Butterfly VLSI, which was acquired by Texas Instruments in 1999. From 1991 till 1994, Mr. Barak served as founder and CEO of DSP Communications Ltd., which was sold to Intel in 2001. From 1988 till 1991, Mr. Barak served as CFO of DSP Group. Mr. Barak holds a B.A. degree in Economics and an M.B.A. degree from the Tel-Aviv University.

     SARIT WEISS-FIRON has served as a director since October 2000. Ms. Weiss-Firon currently serves as the Chief Financial Officer of Olive Software, Inc. since 2005. From 2000 to 2004 Ms. Weiss-Firon served as the CFO of P-Cube, a private company headquartered in the Silicon Valley, where she led three investment rounds in which the company raised $70M, and in October 2005 led the successful acquisition by Cisco Systems in a deal valued at $200M. Prior to joining P-Cube, Sarit served as the CFO of Radcom. During her 5-year tenure at Radcom, the company went public on the NASDAQ. Sarit served at Kesselman and Kesselman, a member of PricewaterhouseCoopers and is a certified public accountant. Sarit earned her B.A. in Accounting and Economics from Tel-Aviv University.

     JOE MARKEE has served as a director since July 2001. Mr. Markee also serves as a member of the board of directors of Dot Hill Systems. Mr. Markee is currently a Managing Director of Express Ventures in San Diego, CA. Mr. Markee was the co-founder and Chairman of the Board of Copper Mountain Networks. Prior to founding Copper Mountain, Mr. Markee was a co-founder of Primary Access, a leading remote access server company acquired by 3Com Corporation in 1995. At Primary Access, Mr. Markee was a member of the senior management team, serving as Vice President of Operations and Vice President of Support. Mr. Markee began his career in product management and engineering at General Instrument Corporation and M/A-Com Linkabit. Mr. Markee holds a B.S. Degree in Electrical Engineering and Computer Science from the University of California at Davis.

     MEIR BAR-EL has served as a director since November 2002. Mr. Bar-El currently serves as a director of Merhav Ltd. and as a director of Extra Plastic Ltd. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the Manufacturers' Association of Israel, a General Director of the Israeli Plastics & Rubber Industry, and a General Director of the Israeli Furniture Industries Association. Mr. Bar-El also has served as a Director for the Wood Products & Furniture Export Economic Company. Mr. Bar-El has a B.A. in Economics from Jerusalem University.

B.   COMPENSATION

     The aggregate remuneration we paid for the year ended December 31, 2005 to all executive officers as a group (14 persons), was approximately $1,325,000 in salaries, fees, commissions and bonuses. This amount includes approximately $240,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

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

C.   AUDIT COMMITTEE

     Our Audit Committee consists of Joe Markee, Sarit Weiss-Firon and Meir Bar-El. The Audit Committee has adopted a formal written charter, which is available on our website at www.metalinkBB.com. Each of Messrs. Markee and Bar-El and Ms. Weiss-Firon is "independent" under Rule 10A-3(b)(1)(ii) under the Exchange Act and Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. ("NASD"). In addition, the Board of Directors has determined that Ms. Weiss-Firon qualifies as an "audit committee financial expert" within the meaning of the SEC rules. Our Audit Committees' functions include:

     o Overseeing financial and operational matters involving accounting, corporate finance, internal and independent auditing, internal control over financial reporting, compliance, and business ethics.

     o Overseeing other financial audit and compliance functions as assigned by the Board.

     o Reviewing areas of potential significant financial risk to the Company.

     o Has the sole authority to select, evaluate, replace and oversee the Company's independent registered public accounting firm.

     o Has the sole authority to approve non audit services to be performed by the independent registered public accounting firm.

     o Providing an avenue of communications among the independent registered public accounting firm, management and the Board of Directors.

     o    Determining whether "related party transactions" are permissible.

     o Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

          o    chairman of the board of directors;

          o    general manager;

          o    chief executive officer; and

          o controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

     In accordance with the Companies Law, the role of the audit committee is, in addition to the requirements imposed by NASDAQ rules, also (1) to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants and suggest appropriate course of action; and (2) to review, and, where appropriate, approve certain interested party transactions specified under the Companies Law.

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

INTERNAL AUDITOR

     Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. In April 2001, we appointed Mr. Jonathan Glazer as our internal auditor.

STOCKHOLDER NOMINATION POLICY

     It is our policy to review and consider all candidates for nomination and election as directors who may be suggested by any director or executive officer of the Company. Our policy is also to refer to the Independent Board for consideration any director candidate recommended by any stockholder if made in accordance with the Company's charter, bylaws and applicable law.

CODE OF BUSINESS CONDUCT AND ETHICS AND GUIDELINES ON GOVERNANCE ISSUES

     Our Board has adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees, a copy of which is available on the Company's website at www.metalinkBB.COM. We will provide a copy of this code to any person, without charge, upon request, by writing to us at Metalink Ltd,
Attention: Mr. Yaron Malka, Yakum business Park, Yakum 60972, Israel.

COMMUNICATIONS WITH THE BOARD

     Stockholders may communicate in writing with our Board of Directors, any of its committees, or with any of its non-management directors by sending written communications addressed to: Metalink Ltd, Attention: Mr. Yaron Malka, Yakum Business Park, Yakum 60972, Israel. Our Officer will review each communication and will forward such communication to the Board or to any individual director to whom the communication is addressed unless the communication is unduly hostile, threatening or similarly inappropriate, in which case, the Officer shall discard the communication.

POLICIES ON REPORTING CERTAIN CONCERNS REGARDING ACCOUNTING AND AUDIT MATTERS

     We have adopted policies on the reporting of concerns regarding accounting, internal accounting controls or auditing matters to the Audit Committee. Employees may communicate all concerns regarding accounting, internal accounting controls and auditing matters by reporting to a supervisor or the Audit Committee directly or on a confidential and anonymous basis by submitting concerns to Metalink Ltd., Attention: The Company Secretary, Yakum business Park, Yakum 60972, Israel.

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

     Each person listed in the table under "Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of directors in public companies such as ours, generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

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

     Under Companies law, an extraordinary transaction is a transaction:

     o    other than in the ordinary course of business;

     o    other than on market terms; or

     o that is likely to have a material impact on the company's profitability, assets or liabilities.

     Under the Companies Law, once an office holder complies with the above disclosure requirement the board of directors may approve a transaction between the company and such office holder or a third party in which such office holder has a personal interest, unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company's interest cannot be approved.

     If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. When an extraordinary transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

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

     GENERAL DUTIES OF SHAREHOLDERS

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

     OFFICE HOLDER INSURANCE

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in the capacity of an office holder for:

     o    a breach of his duty of care to us or to another person;

     o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o    a financial liability imposed upon him in favor of another person.

     INDEMNIFICATION OF OFFICE HOLDERS

     Subject to certain qualifications, the Companies Law also permits us to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

     o a financial liability imposed on him in favor of another person by any judgement, including a settlement or an arbitrator's award approved by a court. Such indemnification may be approved (i) after the liability has been incurred, or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings, or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

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

     o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, unless the breach was done negligently;

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

     Under the Companies Law, in a public company, such as Metalink, the company's chairman of the board may not be the person serving as its chief executive officer. However, the shareholders of the company may approve the service of the chief executive officer also as a chairman of the board for periods of up to three years at a time, provided, that either (1) at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively, or (2) the total number of the votes of non-controlling shareholders who voted against the matter does not exceed one percent of the aggregate voting rights in the company. Accordingly, in November 2003, our shareholders approved the service of Tzvi Shukhman as our chief executive officer and chairman of the board for an additional term of three years.

D.   EMPLOYEES

     As of May 31, 2006, we had 147 employees worldwide, of which 98 were employed in research and development, 21 in sales and marketing, 13 in management and administration, and 15 in operations and quality assurance. As of May 31, 2006, 131 of our employees were based in Israel, 11 were based in the United States and 5 were based in the Asia Pacific. We had 154 employees worldwide as of December 31, 2005. We had 179 employees worldwide as of December 31, 2004. We had 158 employees worldwide as of December 31, 2003, and 152 employees worldwide as of December 31, 2002. We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our chief executive officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

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

E.   SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of May 31, 2006. The percentage of outstanding ordinary shares is based on 19,623,067 ordinary shares outstanding as of May 31, 2006:

                            NUMBER OF ORDINARY       PERCENTAGE OF
                            SHARES BENEFICIALLY  OUTSTANDING ORDINARY  NUMBER OF
            NAME                 OWNED(1)              SHARES(2)        OPTIONS
            ----                 --------              ---------        -------

Tzvi Shukhman                   5,944,053               30.3               --
Uzi Rozenberg                   4,986,095               25.4               --
David Pereg                             *                  *                *
Yuval Ruhama                            *                  *                *
Ron Cates                               *                  *                *
Liron Frenkel                           *                  *                *
Liat Hortig                             *                  *                *
Shmuel Shemesh                          *                  *                *
Barry Volinskey                         *                  *                *
Efi Shenhar                             *                  *                *
Gideon Barak                            *                  *                *
Sarit Weiss-Firon                      --                 --               --
Joe Markee                              *                  *                *
Meir Bar-El                            --                 --               --

----------

*    Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 31, 2006.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of May 31, 2006, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

     We have filed a registration statement with the Securities and Exchange Commission relating to the sale by Messrs. Shukhman and Rozenberg of 10,565,651 shares, but to the date hereof no sales have been conducted under that registration statement.

SHARE OPTION PLANS

     We have seven employee share option plans and one additional option plan, Share Option Plan (2000), for our advisors and independent contractors. The expiration dates of the options range from 4 to 25 years from the date of grant. Our share option plans are administered by the share incentive committee of our board of directors or, if the board of directors deems fit, by our board of directors. All of our employees and directors are eligible to participate in our employee option plans. Members of our advisory board and our independent contractors are eligible to receive options under our Share Option Plan (2000).

     As of May 31, 2006 options to purchase 3,939,734 ordinary shares under our share option plans were outstanding. As of May 31, 2006, an additional 2,708,337 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans. We may increase the number of ordinary shares reserved for issuance pursuant to options issuable under our plans.

STOCK PURCHASE PLAN

     In October 2000 we initiated our 2000 Employee Stock Purchase Plan ("ESPP"). The plan is implemented by consecutive offering periods with new offering periods commencing on the first trading day following the last day of the previous period, and continuing thereafter until terminated. The plan enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, which ever is lower. Participants will be limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which shall be available for sale under the plan shall be 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 3/4% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan shall be administered by our board or a committee appointed by the board. The plan shall terminate on October 31, 2010. As of May 31, 2006, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are reserved for issuance. The last ESPP offering period ended in August 2004. In April 2005, the Board of Directors of the Company resolved to suspend the ESPP until further notice.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2006 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

                                                           PERCENTAGE OF
                          NUMBER OF ORDINARY            OUTSTANDING ORDINARY
         NAME          SHARES BENEFICIALLY OWNED(1)          SHARES(2)
         ----          ----------------------------          ---------

Tzvi Shukhman(3)               5,944,053                       30.3
Uzi Rozenberg(3)(4)            4,986,095                       25.4

----------

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(2) The percentage of outstanding ordinary shares is based on 19,623,067 ordinary shares outstanding as of May 31, 2006.

(3) Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4) The record holder of 1,000,000 shares out of the 4,986,095 is not Uzi Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

     Although the shares they own do not possess voting rights different from those of other shares, due to the size of their shareholdings Messrs. Tzvi Shukhman and Uzi Rozenberg control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. See " -- Related Party Transactions".

     During the past three years, Mr. Shukhman has increased his ownership of our stock by 1,548,629 shares (Approximately 8% of the currently outstanding shares) and Mr. Rozenberg has increased his ownership of our stock by 1,000,000 shares (Approximately 5% of the currently outstanding shares).

     Except with respect to the major shareholders, the Company is not directly or indirectly controlled by any other corporation, foreign government or other natural or legal person.

RECORD HOLDERS

     As of May 31, 2006, we had 35 shareholders of record, of whom 27 were registered with addresses in the United States, representing approximately 34% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 34% of our outstanding ordinary shares as of said date).

B.   RELATED PARTY TRANSACTIONS

     None.

C.   INTERESTS OF EXPORTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     The financial statements required by this item are incorporated by reference to the Company's filing with the Securities and Exchange Commission on Form 6-K on March 30, 2006.

OTHER FINANCIAL INFORMATION

     In the year ended December 31, 2005 the amount of our export sales was approximately $12.5 million, which represents 86.1% of our total sales.

LEGAL PROCEEDINGS

     In July 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court (the "Court") demanding that we issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that we pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that we release his managers insurance and continuing education fund. We filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order, we issued 75,765 ordinary shares (which are held in trust) in favor of the former employee. In addition, in January 2002, we paid the former employee $16,000 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391,000 to the former employee (which we paid in September
2002).

     In December 2003 the former employee filed a claim in the second phase of the arbitration in the amount of $3.9 million. We contested this claim and filed a claim for damages against the former employee in the amount of $950,000, and for a refund of the $435,000 already paid to him according to the foregoing judgment, and of the $35,000 paid as statutory severance pay and reimbursement of travel expenses.

     The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration, and the former employee filed a motion petitioning the Court to appoint an arbitrator. We filed a claim in which it seeks a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. The foregoing proceedings, which were consolidated into one case, have been completed and the parties are waiting for the Court to issue its ruling.

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

B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

                                 LISTING DETAILS

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the NASDAQ National Market for the periods indicated:

             FIVE MOST RECENT YEARS                     HIGH         LOW
             ----------------------                     ----         ---

2001                                                   $17.38       $2.04
2002                                                   $ 6.50       $1.71
2003                                                   $ 8.32       $2.74
2004                                                   $ 9.05       $4.20
2005                                                   $ 5.72       $3.85

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD

Second Quarter 2004                                    $ 8.19       $5.97
Third Quarter 2004                                     $ 6.89       $4.59
Fourth Quarter 2004                                    $ 6.02       $4.20
First Quarter 2005                                     $ 5.72       $4.22
Second Quarter 2005                                    $ 4.93       $4.17
Third Quarter 2005                                     $ 4.71       $3.95
Fourth Quarter 2005                                    $ 4.98       $3.85
First Quarter 2006                                     $ 5.18       $4.36
Second Quarter 2006 (Until June 20)                    $ 6.49       $5.00

              MOST RECENT SIX MONTHS
              ----------------------

December 2005                                          $ 4.98       $4.20
January 2006                                           $ 5.18       $4.43
February 2006                                          $ 4.94       $4.36
March 2006                                             $ 5.16       $4.51
April 2006                                             $ 5.21       $5.00
May 2006                                               $ 6.49       $5.11
June 2006 (Until June 20)                              $ 6.11       $5.85

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the Bank of Israel:

                                                             HIGH                   LOW
                                                             ----                   ---
               FIVE MOST RECENT YEARS                    $          NIS          $       NIS
               ----------------------                   ---         ---         ---      ---
2001                                                   17.54       72.70       2.10        9.16
2002                                                    6.33       28.59       1.67        8.00
2003                                                    8.48       38.39       2.55       12.11
2004                                                    9.37       41.03       4.09       18.24
2005                                                    5.81       25.31       3.93       17.71


EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD
------------------------------------------------

Second Quarter 2004                                     8.43       37.98       6.04       27.28
Third Quarter 2004                                      6.92       31.03       4.57       20.50
Fourth Quarter 2004                                     6.00       26.08       4.09       18.24
First Quarter 2005                                      5.81       25.31       4.24       18.57
Second Quarter 2005                                     4.86       21.27       4.22       18.49
Third Quarter 2005                                      4.63       21.02       3.93       17.71
Fourth Quarter 2005                                     5.14       23.61       3.90       18.06
First Quarter 2006                                      5.22       24.00       4.40       20.77
Second Quarter 2006 (Until June 20)                     6.42       28.48       4.96       22.53

              MOST RECENT SIX MONTHS
              ----------------------

December 2005                                           5.14       23.61       4.16       19.38
January 2006                                            5.22       24.00       4.58       21.27
February 2006                                           4.84       22.73       4.40       20.77
March 2006                                              5.13       23.99       4.46       20.93
April 2006                                              5.23       24.12       4.96       22.53
May 2006                                                6.42       28.48       5.17       23.19
June 2006 (Until June 20)                               6.16       27.69       5.88       26.34

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

                                   ISRAELI TAX

     GENERAL CORPORATE TAX STRUCTURE

For a discussion of the current corporate tax stucture applicable to companies in Israel - see Item 5A above "Operating Reuslts - Corporate Tax Rate".

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

     TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS,
1959

     The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. See discussion below regarding a recent amendment to the Investments Law that came into effect in 2005. Prior to the aforementioned amendment, such status was contingent upon the receipt of an applicable certificate of approval from the Investment Center of the Ministry of Industry and Trade of the State of Israel, known as the Investment Center.

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

     A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business.

     In 1994, our request for designation of our capital investment at our facility as an "Approved Enterprise" program was approved under the Investment Law. For this Approved Enterprise, we elected the alternative package of benefits. In December 2000, we received an approval for additional capital investment in our Approved Enterprise under the alternative package of benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.

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

     RECENT AMENDMENTT TO THE INVESTMENTS LAW

     On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than three years from the company's previous year of commencement of benefits under the Investments Law.

     Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise, as applicable to us are determined according one of the following new tax routes:

     o Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise.

     o A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents (subject to certain conditions).

     Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

     The amendment changes the definition of "foreign investment" in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition take effect retroactively from 2003.

     The amendment applies to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

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

          o    accelerated depreciation rates on equipment and buildings; and

          o deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

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

          o Capital gains on specific traded securities are normally subject to reduced tax rates for individuals and are taxable at Corporate Tax rates for companies. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains deriving from the sale of traded securities are included in the Tax Ordinance and the Inflationary Adjustments Law no longer includes provisions in this regard.

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

     Up until the 2006 tax year, capital gains tax was imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"), or (ii) Israeli companies publicly traded on NASDAQ or another recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, or (iii) companies dually traded on both the TASE and NASDAQ or a recognized stock market outside of Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Tax Ordinance); (ii) the sale of shares by dealers in securities (who are taxed at the corporate tax rate for corporations and at marginal tax rates of up to 49% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who were taxed at the corporate tax rate for corporations and at marginal tax rates of up to 49% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

     However, as of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

TAXATION OF NON-RESIDENTS ON RECEIPT OF DIVIDENDS

     On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, which tax will be withheld at source at the rate of 20% for dividends distributed on or after January 1, 2006, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company's gross income consists of interest or dividends. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.

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

     TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

     We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the ordinary shares. Pursuant to current legislation that is scheduled to expire for tax years beginning after December 31, 2010, dividend income generally will be taxed to individual taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements are satisfied. Dividends received after 2010 will be taxable as ordinary income.

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

     A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

     o if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date; or

     o to the extent such U.S. Holder is under an obligation to make related payments on substantially similar or related property.

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

     TAXATION OF THE DISPOSITION OF ORDINARY SHARES

     Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of such shares, and the amount realized on the disposition. A disposition of the ordinary shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss, unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Long-term capital gains of individuals are eligible for reduced rates of taxation.

     Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally is treated under the United States Internal Revenue Code as United States source income or loss for United States foreign tax credit purposes and thus a U.S. Holder ordinarily would not be entitled to claim a foreign tax credit for taxes paid to Israel with respect to gains. However, under the U.S.- Israel Tax Treaty, gains derived from the sale, exchange or other disposition of our ordinary shares are considered to be from Israeli sources and a U.S. Holder who is entitled to claim the benefits of such treaty is permitted to claim a foreign tax credit for taxes paid to Israel with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits. The U.S. Israel Tax Treaty does not relate to state or local taxes. (See Israeli Tax -- Application of the U.S.-Israel Tax Treaty to Capital Gains Tax).

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

     We believe that we were not characterized as a PFIC for 2004 and 2005. However, our non-PFIC status for 2004 and 2005 does not change the tax impact to U.S. persons who held shares during those years, in which years we were a PFIC. As previously announced, we believe that we were characterized as a PFIC for 2001, 2002 and 2003. Although we will endeavor to avoid such characterization in the future, we may not be able to do so. Any U.S. person who held our shares at any time during 2001, 2002 or 2003 was eligible to mitigate the consequences of our PFIC characterization by electing to treat us as a "qualified electing fund" or QEF under the Internal Revenue code as specified below. Alternatively, U.S. taxpayers were also able to make a "mark-to-market" election under the Internal Revenue Code as specified below.

     A U.S. Holder who did not make a qualifying election either to (i) treat us as a "qualified electing fund", or a QEF, or (ii) mark our ordinary shares to market, will be subject to the following:

     o gain recognized by the U.S shareholder upon the disposition of, as well as income recognized upon receiving certain dividends on the shares would be taxable as ordinary income;

     o the U.S shareholder would be required to allocate such dividend income and/or disposition gain ratably over such shareholder's entire holding period for such ordinary shares;

     o the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest applicable tax rate, and an interest charge would be imposed with respect to the resulting tax liability;

     o the U.S shareholder would be required to file an annual return on IRS Form 8621 regarding distributions received on, gain recognized on dispositions of, our shares; and

     o any U.S. shareholder who acquired the ordinary shares upon the death of the shareholder would not receive a step-up to market value of his income tax basis for such shares. Instead such U.S shareholder beneficiary would have a tax basis equal to the decedent's basis, if lower.

     Although the determination of our status as a PFIC for years 2001, 2002 and 2003 was made only with respect to those years, and will be revisited annually, the above described consequences shall apply for all future years to U.S shareholders who held shares in the corporation at any time during years 2001-2003, and who neither made a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceased to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S shareholders who realize gain on their disposition of the shares in the PFIC. With respect to our treatment as a PFIC for 2001-2003, if a U.S shareholder made a valid QEF election during those periods with respect to our shares and paid tax liability for prior years, if any, caused by the PFIC status:

     o the U.S shareholder would be required for each taxable year for which we were a PFIC to include in income a pro-rata share of our (i) net ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

     o the U.S shareholder would not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gains; and

     o the U.S shareholder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

     We did not have net ordinary earnings or net capital gain for 2001-2003 tax years. Therefore, any U.S shareholder who makes a QEF election for those periods will not be required to include any amount in income as a result of such election.

     The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. During January 2002, 2003, and 2004 we sent to our shareholders the required information to report income and gain under a QEF election - a "PFIC ANNUAL INFORMATION STATEMENT" for the years 2001, 2002, and 2003 respectively.

     Any U.S shareholder who would like to receive PFIC ANNUAL INFORMATION STATEMENT for years 2001, 2002 and/or 2003 can contact Mr. Yaron Malka, Metalink Ltd., Yakum Business Park, Yakum 60972, Israel.

     Alternatively, a U.S. Holder could elect to mark the stock to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the U.S. Holder's adjusted tax basis in the PFIC stock and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. As with the QEF election, a U.S shareholder who makes a mark-to-market election for 2001-2003 with respect to our shares would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to our shares ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we were no longer a PFIC.

     U.S. HOLDERS OF OUR SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE ADVISABILITY, PROCEDURE AND TIMING OF MAKING A MARK-TO-MARKET OR QEF ELECTION WITH RESPECT TO THEIR HOLDING OF OUR ORDINARY SHARES, INCLUDING WARRANTS OR RIGHTS TO ACQUIRE OUR ORDINARY SHARES.

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

     U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. In addition, U.S. Holders are subject to U.S. backup withholding at a rate of up to 28% on dividends paid in the United States on the ordinary shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and backup withholding at a rate of up to 28% on proceeds paid from the sale, exchange, redemption or other disposition of the ordinary shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

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

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2005 and December 31, 2004, we did not own any market risk sensitive instruments, other than instruments that can be affected by changes in interest rates. Our financial instuments were not held for trading. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Item 3 - Key Information--Risk Factors--Risks Relating to our location in Israel."

INTEREST RATE RISK

     Our exposure to market risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist of primarily, certificates of deposits and marketable debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December 31, 2005. We manage our exposure to interest rate risk by varying the maturities of the instruments that we purchase, with the objective of capital preservation and generation of income.

The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:

                                   Short-Term
                           (U.S. dollars in thousands)

MARKETABLE DEBT SECURITIES                           MATURITY DATE AT YEAR 2006
--------------------------                           --------------------------

U.S. dollar debt securities and certificates of
deposit with fixed interest rate                                20,142

Weighted Average Interest Rate                                    2.89%

                                    Long-Term
                           (U.S. dollars in thousands)

MARKETABLE DEBT SECURITIES                         MATURITY DATE AT YEAR 2007-ON
--------------------------                         -----------------------------

U.S. dollar debt securities and certificates of
deposit with fixed interest rate                                6,214

Weighted average interest rate                                   3.97%

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

     There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Sarit Weiss-Firon, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations. She also qualifies as an "independent director" under the NASDAQ rules.

ITEM 16B. CODE OF ETHICS

     In April 2004, we adopted Code of Business Conduct and Ethics (this "Code") that applies to the Company's employees and direrctors. The Code is available on our website. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from our legal department, tel: +972-9-9605555.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES. Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $40,000 and $35,000 respectively, for audits of our 2005 and 2004 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

TAX FEES. For 2005 and 2004, our principal accountant billed us aggregate amounts of approximately $0 and $12,000, respectively, for services relating to tax compliance, tax advice and tax planning.

ALL OTHER FEES. For 2005 our principal accountant billed us aggregate amounts of approximately $4,000 for services relating to the Sarbanse Oxley act implementation.

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

ITEM 18. FINANCIAL STATEMENTS

     The following Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

EXHIBIT NO.    DESCRIPTION
-----------    -----------

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

12.2 Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to ss.302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of CEO pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of CFO pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002.

15             Consent of Brightman Almagor & Co., independent auditors.

----------

*    Incorporated by reference.

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                         PAGE
                                                                         ----

Report of Independent Registered Public Accounting Firm                   F-2

Consolidated Balance Sheets as of December 31, 2005 and 2004              F-3

Consolidated Statements of Operations
   for the years ended December 31, 2005, 2004 and 2003                   F-4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2005, 2004 and 2003                 F-5-F-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2005, 2004 and 2003                 F-7-F-8

Notes to Consolidated Financial Statements                              F-9-F-25

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
January 30, 2006

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                   2 0 0 5          2 0 0 4
                                                                  ---------        ---------
                                                                       (IN THOUSANDS)
                                                                  --------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                       $   7,134        $  12,239
  Short-term investments (Note 3)                                    20,142           16,191
  Trade accounts receivable                                           2,880            4,228
  Other receivables (Note 10)                                         1,498            2,201
  Prepaid expenses                                                      695              801
  Inventories (Note 4)                                                4,250            4,861
                                                                  ---------        ---------
     Total current assets                                            36,599           40,521
                                                                  ---------        ---------

LONG-TERM INVESTMENTS (Note 3)                                       10,589           22,639
                                                                  ---------        ---------

SEVERANCE PAY FUND (Note 6)                                           1,802            1,897
                                                                  ---------        ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                                  3,863            4,746
                                                                  =========        =========
     Total assets                                                 $  52,853        $  69,803
                                                                  =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                          $   1,639        $   2,323
  Other payables and accrued expenses (Note 10)                       3,862            4,354
                                                                  ---------        ---------
     Total current liabilities                                        5,501            6,677
                                                                  ---------        ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                        2,747            2,836
                                                                  ---------        ---------

SHAREHOLDERS' EQUITY (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued and outstanding
    20,358,373 and 20,174,748 shares as of
    December 31, 2005 and 2004, respectively)                           607              603
  Additional paid-in capital                                        130,810          130,134
  Deferred stock-based compensation                                      (6)             (20)
  Accumulated other comprehensive loss                                 (228)            (137)
  Accumulated deficit                                               (76,693)         (60,405)
                                                                  ---------        ---------
                                                                     54,490           70,175
                                                                  ---------        ---------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2005 and 2004                                       (9,885)          (9,885)
                                                                  ---------        ---------
  Total shareholders' equity                                         44,605           60,290
                                                                  =========        =========
       Total liabilities and shareholders' equity                 $  52,853        $  69,803
                                                                  =========        =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   YEAR ENDED  DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                      2 0 0 5             2 0 0 4              2 0 0 3
                                                                    ------------        ------------        ------------
                                                                        (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                    ----------------------------------------------------

Revenues (Note 11)                                                  $     14,529        $     22,112        $     14,943
                                                                    ------------        ------------        ------------
Cost of revenues (Note 11):
  Costs and expenses (excluding non-cash compensation of $0,
    $36 and $51, respectively)                                             6,938              11,637               7,787
  Royalties to the Government of Israel (Note 7)                             392                 648                 388
                                                                    ------------        ------------        ------------
      Total cost of revenues                                               7,330              12,285               8,175
                                                                    ============        ============        ============


   GROSS PROFIT                                                            7,199               9,827               6,768

Operating expenses:
  Gross research and development (excluding non-cash
    compensation of $0, $40 and $147, respectively)                       20,117              18,950              16,349
  Less - Royalty bearing and other grants                                  3,477               4,083               3,394
                                                                    ------------        ------------        ------------
  Research and development, net                                           16,640              14,867              12,955
                                                                    ------------        ------------        ------------
  Selling and marketing (excluding non-cash compensation of
    $17, $109 and $236, respectively)                                      5,765               6,566               5,884
  General and administrative (excluding non-cash compensation
    of $0, $21 and $178, respectively)                                     2,254               2,471               2,560
  Non-cash compensation                                                       17                 206                 612
                                                                    ------------        ------------        ------------
      Total operating expenses                                            24,676              24,110              22,011
                                                                    ============        ============        ============

   OPERATING LOSS                                                        (17,477)            (14,283)            (15,243)

Financial income, net                                                      1,189               1,352               1,684
                                                                    ------------        ------------        ------------

   NET LOSS                                                         $    (16,288)       $    (12,931)       $    (13,559)
                                                                    ============        ============        ============

Loss per ordinary share:
  Basic                                                             $      (0.84)       $      (0.68)       $      (0.73)
                                                                    ============        ============        ============
  Diluted                                                           $      (0.84)       $      (0.68)       $      (0.73)
                                                                    ============        ============        ============

Shares used in computing loss per ordinary share:
  Basic                                                               19,350,625          19,140,706          18,638,398
                                                                    ============        ============        ============
  Diluted                                                             19,350,625          19,140,706          18,638,398
                                                                    ============        ============        ============

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   NUMBER OF      NUMBER OF                    ADDITIONAL         DEFERRED
                                                  OUTSTANDING     TREASURY        SHARE          PAID-IN         STOCK-BASED
                                                    SHARES         SHARES        CAPITAL         CAPITAL        COMPENSATION
                                                   ----------      -------      ----------      ----------       ----------
 BALANCE AT
    JANUARY 1, 2003                                19,450,556      898,500      $      586      $  127,578       $     (846)

 Changes during 2003:
 Exercise of employee options                         400,761            -              10           1,426                -
 Exercise of consultant options                         4,000            -               -              20                -
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -              12              (12)
 Cancellation of deferred stock-based
   compensation due to  resignation of employees            -            -               -             (31)              31
 Amortization of deferred stock-based
    compensation                                            -            -               -               -              618
 Other comprehensive income:
   Unrealized gain on marketable securities                 -            -               -               -                -
 Loss for the year                                          -            -               -               -                -
                                                   ----------      -------      ----------      ----------       ----------
 Total comprehensive loss

 BALANCE AT
    DECEMBER 31, 2003                              19,855,317      898,500             596         129,005             (209)

 Changes during 2004:
 Exercise of employee options and shares              309,431            -               7           1,094                -
 Exercise of consultant options                        10,000            -               -              18                -
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -              17              (17)
 Amortization of deferred stock-based
    compensation                                            -            -               -               -              206
 Other comprehensive income:
   Unrealized loss on marketable securities                 -            -               -               -                -
 Loss for the year                                          -            -               -               -                -
                                                   ----------      -------      ----------      ----------       ----------
 Total comprehensive loss
 BALANCE AT
    DECEMBER 31, 2004                              20,174,748      898,500      $      603      $  130,134       $      (20)
                                                   ==========      =======      ==========      ==========       ==========



                                                                 ACCUMULATED
                                                   REASURY          OTHER                            TOTAL
                                                    STOCK      COMPREHENSIVE      ACCUMULATED     COMPREHENSIVE
                                                  (AT COST)     INCOME (LOSS)       DEFICIT        INCOME (LOSS)        TOTAL
                                                   --------       ----------       ----------       ----------       ----------
 BALANCE AT
    JANUARY 1, 2003                                $ (9,885)      $       40       $  (33,915)                       $   83,558

 Changes during 2003:
 Exercise of employee options                             -                -                -                -            1,436
 Exercise of consultant options                           -                -                -                -               20
 Deferred stock-based compensation related to
   stock option grants to consultants                     -                -                -                -                -
 Cancellation of deferred stock-based
   compensation due to  resignation of employees          -                -                -                -                -
 Amortization of deferred stock-based
    compensation                                          -                -                -                -              618
 Other comprehensive income:
   Unrealized gain on marketable securities               -              228                -              228              228
 Loss for the year                                        -                -          (13,559)         (13,559)         (13,559)
                                                   --------       ----------       ----------       ----------       ----------
 Total comprehensive loss                                                                           $  (13,331)
                                                                                                    ==========
 BALANCE AT
    DECEMBER 31, 2003                                (9,885)             268          (47,474)                           72,301

 Changes during 2004:
 Exercise of employee options and shares                  -                -                -                -            1,101
 Exercise of consultant options                           -                -                -                -               18
 Deferred stock-based compensation related to
   stock option grants to consultants                     -                -                -                -                -
 Amortization of deferred stock-based
    compensation                                          -                -                -                -              206
 Other comprehensive income:
   Unrealized loss on marketable securities               -             (405)               -             (405)            (405)
 Loss for the year                                        -                -          (12,931)         (12,931)         (12,931)
                                                   --------       ----------       ----------       ----------       ----------
 Total comprehensive loss                                                                           $  (13,336)
                                                                                                    ==========
 BALANCE AT
    DECEMBER 31, 2004                              $ (9,885)      $     (137)      $  (60,405)                       $   60,290
                                                   ========       ==========       ==========                        ==========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                   NUMBER OF      NUMBER OF                    ADDITIONAL        DEFERRED
                                                  OUTSTANDING     TREASURY       SHARE          PAID-IN        STOCK-BASED
                                                     SHARES        SHARES       CAPITAL          CAPITAL       COMPENSATION
                                                   ----------      -------      ----------      ----------      ----------
 BALANCE AT
    JANUARY 1, 2005                                20,174,748      898,500      $      603      $  130,134      $      (20)

 Changes during 2005:
 Exercise of employee options                         183,625            -               4             673               -
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -               3              (3)
 Amortization of deferred stock-based
    compensation                                            -            -               -               -              17
 Other comprehensive income:
   Unrealized loss on marketable securities                 -            -               -               -               -
 Loss for the year                                          -            -               -               -               -
                                                   ----------      -------      ----------      ----------      ----------
 Total comprehensive loss

 BALANCE AT
    DECEMBER 31, 2005                              20,358,373      898,500      $      607      $  130,810      $       (6)
                                                   ==========      =======      ==========      ==========      ==========







                                                                  ACCUMULATED
                                                    TREASURY         OTHER                             TOTAL
                                                      STOCK      COMPREHENSIVE      ACCUMULATED    COMPREHENSIVE
                                                    (AT COST)     INCOME (LOSS)       DEFICIT       INCOME (LOSS)      TOTAL
                                                   ----------       ----------       ----------       ---------      ----------
 BALANCE AT
    JANUARY 1, 2005                                $   (9,885)      $     (137)      $  (60,405)                     $   60,290

 Changes during 2005:
 Exercise of employee options                               -                -                -                             677
 Deferred stock-based compensation related to
   stock option grants to consultants                       -                -                -               -               -
 Amortization of deferred stock-based
    compensation                                            -                -                -               -              17
 Other comprehensive income:
   Unrealized loss on marketable securities                 -              (91)               -             (91)            (91)
 Loss for the year                                          -                -          (16,288)        (16,288)        (16,288)
                                                   ----------       ----------       ----------       ---------      ----------
 Total comprehensive loss                                                                             $ (16,379)
                                                                                                      =========
 BALANCE AT
    DECEMBER 31, 2005                              $   (9,885)      $     (228)      $  (76,693)                     $   44,605
                                                   ==========       ==========       ==========                      ==========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                        --------------------------------------
                                                                                        2 0 0 5         2 0 0 4        2 0 0 3
                                                                                        --------       --------       --------
                                                                                                     (IN THOUSANDS)
                                                                                        --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                $(16,288)      $(12,931)      $(13,559)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                                                  4,339          1,359          3,008
                                                                                        --------       --------       --------
NET CASH USED IN OPERATING ACTIVITIES                                                    (11,949)       (11,572)       (10,551)
                                                                                        --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits                      (14,648)       (16,218)       (11,143)
Proceeds from maturity and sales of marketable debt securities and certificates of
  deposits                                                                                22,091         24,189         29,296
Purchase of property and equipment                                                        (1,276)        (1,504)        (1,991)
                                                                                        --------       --------       --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                                  6,167          6,467         16,162
                                                                                        --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                                677          1,119          1,456
                                                                                        --------       --------       --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                    677          1,119          1,456
                                                                                        ========       ========       ========


Increase (decrease)  in cash and cash equivalents                                         (5,105)        (3,986)         7,067
Cash and cash equivalents at beginning of year                                            12,239         16,225          9,158
                                                                                        --------       --------       --------
Cash and cash equivalents at end of year                                                $  7,134       $ 12,239       $ 16,225
                                                                                        ========       ========       ========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                              2 0 0 5       2 0 0 4       2 0 0 3
                                                              -------       -------       -------
                                                                         (IN THOUSANDS)
                                                              -----------------------------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                               $ 2,004       $ 2,020       $ 1,985
  Amortization of marketable debt securities and deposit
   premium and accretion of discount                              577           786           863
  Increase in accrued severance pay, net                            6           117           112
  Amortization of deferred stock-based compensation                17           206           618
  Capital loss                                                    155             -            96

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                     1,348          (976)       (2,216)
  Other receivables and prepaid expenses                          797        (1,449)          734
  Inventories                                                     611          (427)         (530)
Increase (decrease) in liabilities:
  Trade accounts payable                                         (684)          672           (99)
  Other payables and accrued expenses                            (492)          410         1,445
                                                              -------       -------       -------

                                                              $ 4,339       $ 1,359       $ 3,008
                                                              =======       =======       =======

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 - GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

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

     B.   FINANCIAL STATEMENTS IN U.S. DOLLARS

          The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

          Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

     C.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

     D.   CASH EQUIVALENTS

          Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     E.   MARKETABLE DEBT SECURITIES

          The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

          Management determines the appropriate classification of the Company's investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

          As of December 31, 2005 and 2004 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

     F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts has been made on the specific identification basis.

     G.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials, components and finished products
          - on the moving average basis. Work-in-process - on the basis of actual manufacturing costs.

     H.   PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

          Computers and equipment                3-7 years
          Furniture and fixtures                10-15 years

          Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     H.   PROPERTY AND EQUIPMENT (Cont.)

          The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

     I.   REVENUE RECOGNITION

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

     J.   RESEARCH AND DEVELOPMENT EXPENSES

          Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

     K.   DEFERRED INCOME TAXES

          Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109").

     L.   NET LOSS PER ORDINARY SHARE

          Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 286,913, 753,515 and 560,547 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2005, 2004 and 2003, respectively due to the anti-dilutive effect.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION

          The Company accounts for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options.

          Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2005, 2004 and 2003 in accordance with the provisions of SFAS No. 123 ("SFAS 123"), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation" ("SFAS 148"), the Company's pro forma net loss per share would have been as follows:


                                          2 0 0 5       2 0 0 4       2 0 0 3
                                          --------     --------      --------
                                                    (IN THOUSANDS)
                                          -----------------------------------
PRO FORMA NET LOSS
Net loss for the year, as reported        $(16,288)    $(12,931)     $(13,559)
Deduct - stock-based compensation
 determined under APB 25                         -           79           284
Add - stock-based compensation
 determined under SFAS 123                  (2,000)      (3,013)       (3,241)
                                          --------     --------      --------
Pro forma net loss                        $(18,288)    $(15,865)     $(16,516)
                                          ========     ========      ========


BASIC AND DILUTED NET LOSS PER SHARE
As reported                               $  (0.84)    $  (0.68)     $  (0.73)
                                          ========     ========      ========
Pro forma                                 $  (0.95)    $  (0.83)     $  (0.89)
                                          ========     ========      ========



          For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2005, 2004 and 2003 (all in weighted averages):

                                 2 0 0 5           2 0 0 4           2 0 0 3
                                 -------           -------           -------

Risk-free interest rate           4.33%             3.33%             3.22%
Expected life (in years)          3.25                5                 5
Expected volatility                48%               51%               57%
Expected dividend yield           none              none              none

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION (Cont.)

          After the release of Staff Accounting Bulletin (SAB) 107 of the U.S. Securities and Exchange Commission (SEC) in the first quarter of 2005, the Company reevaluated the assumptions used to estimate the fair value of employee stock options granted. The Company began using the simplified calculation of expected life, described in SAB 107, due to changes in contractual life of current option grants compared to the Company's historical grants. The Company believes that this calculation provides a reasonable estimate of expected life for the Company's employee stock options. No adjustments to previous years assumptions have been made.

     N.   CONCENTRATIONS OF CREDIT RISK

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

          (i) As of December 31, 2005 and 2004, the Company had cash and cash equivalents, short-term and long-term investments totaling $37,865 and $51,069, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly-rated corporate bonds and U.S. quasi-governmental agencies. Accordingly, limited credit risk exists with respect to this item.

          (ii) Most of the Company's revenues are generated in Asia, Europe and North America from a small number of customers (see Note 11). The Company generally does not require security from its customers. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2005 and 2004 the amounts for doubtful accounts were $0 and $4 respectively.

     O.   CONCENTRATIONS OF AVAILABLE SOURCES OF SUPPLY OF PRODUCTS

          Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     P.   FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     Q.   RECLASSIFICATION

          Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

     R.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In the first quarter of 2006, the Company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for the Company beginning in the first quarter of fiscal 2006.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20. "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

          In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, the Company had no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. The Company does not anticipate that the implementation of these pronouncements will have a significant impact on its financial position or results of operations.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

     A.   SHORT-TERM INVESTMENTS

          Comprised as follows:

                                          DECEMBER 31,
                                      --------------------
                                      2 0 0 5      2 0 0 4
                                      -------      -------
                                        (IN THOUSANDS)
                                      --------------------

Corporate bonds                       $11,009      $11,410
U.S. quasi-governmental agencies        5,577            -
Certificates of deposit                 3,556        4,781
                                      -------      -------
                                      $20,142      $16,191
                                      =======      =======

     B.   LONG-TERM INVESTMENTS

          Comprised as follows:

                                          DECEMBER 31,
                                      --------------------
                                      2 0 0 5      2 0 0 4
                                      -------      -------
                                         (IN THOUSANDS)
                                      --------------------

Auction Rate Securities (ARS)         $ 4,375      $     -
U.S. quasi-governmental agencies        2,972        5,562
Certificates of deposit                 2,197        5,966
Corporate bonds                         1,045       11,111
                                      -------      -------
                                      $10,589      $22,639
                                      =======      =======


          As of December 31, 2005 the aggregate maturities of marketable debt securities and deposits are as follows:

          YEAR                   (IN THOUSANDS)
          ----                   --------------
          2007                       6,214
          ARS                        4,375

          As of December 31, 2005 and 2004, all the investments are classified in accordance with SFAS 115 as available-for-sale.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 - INVENTORIES

     Comprised as follows:

                                     DECEMBER 31,
                                  ------------------
                                 2 0 0 5      2 0 0 4
                                  ------      ------
                                   (IN THOUSANDS)
                                  ------------------

Raw materials and components      $2,826      $1,983
Work-in-process                       65          83
Finished products                  1,359       2,795
                                  ------      ------
                                  $4,250      $4,861
                                  ======      ======

     The balances are net of write-downs of $863 and $607 as of December 31, 2005 and 2004, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

     Comprised as follows:

                                                     DECEMBER 31,
                                                --------------------
                                                2 0 0 5      2 0 0 4
                                                -------      -------
                                                   (IN THOUSANDS)
                                                --------------------

Cost:
 Computers and equipment                        $10,990      $12,749
 Furniture and fixtures                             583          676
 Leasehold improvements                           1,291        1,131
                                                -------      -------
                                                $12,864      $14,556
                                                =======      =======
Accumulated depreciation and amortization:
 Computers and equipment                        $ 8,321      $ 9,240
 Furniture and fixtures                             184          205
 Leasehold improvements                             496          365
                                                -------      -------
                                                $ 9,001      $ 9,810
                                                =======      =======


NOTE 6 - ACCRUED SEVERANCE PAY, NET

          The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

          The severance pay expenses for the years ended December 31, 2005, 2004 and 2003 were $817, $768 and $697, respectively.

          The Company has no liability for pension expenses to its employees.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   ROYALTIES

          (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100%-150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of 4% for the first three years of product sales and 4.5% thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2005 was $21,230.

               The research and development grants are presented in the statements of operations as an offset to research and development expenses.

               The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project by project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

               Royalty expenses to the Government of Israel for the years ended December 31, 2005, 2004 and 2003 were $392, $648 and $388, respectively.

          (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2005, 2004 and 2003 were $254, $371 and $231, respectively.

     B.   LEASE COMMITMENTS

          (i) The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In addition, the premises of the subsidiary in the United States are rented under two operating lease agreements: until March 2006, and until October 2007.

               Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2005, are as follows:

               YEAR                                                   $
               ----                                                  ----

               2006                                                 1,000
               2007                                                   950
               2008                                                   907
               2009                                                   907
               2010 and thereafter                                    680

               The Company arranged for a bank guarantee in favor of the lessor of the premises in Israel in the amount of $185.

               Total rent expenses for the years ended December 31, 2005, 2004 and 2003 were $1,121, $1,044 and $983, respectively.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     B.   LEASE COMMITMENTS (Cont.)

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2006. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $117 as of December 31, 2005. Lease expenses for the years ended December 31, 2005, 2004 and 2003, were $1,019, $948 and $716, respectively.

     C.   LEGAL CLAIM

               In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which are held in trust) in favor of the former employee. In addition, in January 2002, the Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

               In December 2003 the former employee filed a claim in the second phase of the arbitration in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.

               The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration and the former employee filed a motion petitioning the Court to appoint an arbitrator. The Company filed a claim in which it seeks a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. The foregoing proceedings, which were consolidated into one case, have been completed and the parties are waiting for the Court to issue its ruling.

               The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL

     A. In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the Over-the-counter market and are listed on the NASDAQ National Market.

          In March 2000, the Company completed a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $62,702.

          Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000. Through December 31, 2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885.

          In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. Through December 31, 2005 no shares were purchased.

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

          Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2004, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are available for issuance.

          In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

     C.   STOCK OPTIONS

          (i) Under the Company's six Stock Option Plans (the "Plans"), up to 8,042,433 options approved to be granted to employees and directors of the Company or its subsidiary.

          (ii) Pursuant to the Plans, as of December 31, 2005, an aggregate of 2,164,439 options of the Company are still available for future grants.

          (iii) The options granted vest over periods of up to five years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted in 2005 expire after 4 years. With respect to options granted at exercise prices below the fair market value of the underlying shares at the date of grant, deferred compensation is recorded and charged to earnings over the vesting period of the options in accordance with APB 25 and FIN 44.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     C.   STOCK OPTIONS (Cont.)

          A summary of the status of the Company's stock option plans as of December 31, 2005, 2004 and 2003 and changes during the years then ended are as follows:

                                    DECEMBER 31, 2005           DECEMBER 31, 2004           DECEMBER 31, 2003
                                 ----------------------      ----------------------      ----------------------
                                                 WEIGHTED                   WEIGHTED                    WEIGHTED
                                                 AVERAGE                     AVERAGE                     AVERAGE
                                                 EXERCISE                   EXERCISE                    EXERCISE
                                   SHARES         PRICE        SHARES         PRICE        SHARES         PRICE
                                 ----------     ----------   ----------    ----------    ----------    ----------
Options outstanding at
   beginning of year              3,316,703       $6.54       3,144,079       $6.63       3,685,626       $6.59
Granted during year               1,795,493        4.74         688,855        5.03         244,250        6.09
Forfeited during year              (799,895)       6.67        (264,167)       6.63        (385,036)       9.09
Exercised during year              (183,625)       3.58        (252,064)       3.45        (400,761)       3.58
                                 ----------                  ----------                  ----------

Outstanding at end of year        4,128,676        5.86       3,316,703        6.54       3,144,079        6.63
                                 ==========                  ==========                  ==========

Options exercisable at end
   of year                        2,261,666        6.74       2,443,491       $6.91       2,349,473        $6.69
                                 ==========                  ==========                  ==========

Weighted average fair
   value of options granted
   during year                   $     1.79                  $     2.41                  $     3.16
                                 ==========                  ==========                  ==========

          The following table summarizes information relating to stock options outstanding as of December 31, 2005:

                                        OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                          --------------------------------------------            --------------------------
                                             WEIGHTED
                            NUMBER            AVERAGE           WEIGHTED           NUMBER           WEIGHTED
                        OUTSTANDING AT       REMAINING          AVERAGE        EXERCISABLE AT        AVERAGE
                          DECEMBER 31,       CONTRACTUAL        EXERCISE         DECEMBER 31,        EXERCISE
EXERCISE PRICE               2005         LIFE (IN YEARS)        PRICE              2005               PRICE
--------------            ---------            -----            ------            ---------            ------
$ 0.00 - 2.66               255,057            12.92            $ 1.17              253,457            $ 1.16
$ 2.76 - 3.28               110,700             4.93              3.07              107,500              3.07
$ 3.39 - 4.00               365,955             2.95              3.89              353,205              3.90
$ 4.04 - 5.00             2,250,938             4.77              4.66              467,028              4.39
$ 5.04 - 7.00               226,350             6.51              6.52              176,200              6.55
$ 7.01 - 8.95               341,042             3.94              7.75              330,442              7.75
$ 9.00 - 22.06              578,634             3.99             12.99              573,834             13.02
                          ---------                                               ---------
                          4,128,676             5.04              5.86            2,261,666              6.74
                          =========                                               =========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     D.   OPTIONS ISSUED TO CONSULTANTS

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2005, 225,200 options have been granted (1,000, 9,460 and 8,000 in 2005, 2004 and 2003, respectively)
          under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.6%-6.50%; volatility rate of 47%- 109%; dividend yields of 0% and an expected life of one to five years.

          Compensation expenses of $17, $127 and $334 were recognized for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 9 - TAXES ON INCOME

     A.   TAXATION UNDER VARIOUS LAWS

          (i) The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI. The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation.

          (ii) "Approved enterprise"

               The production facilities of the Company have been granted "approved enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2005, the period of benefits had not yet commenced.

               Income derived from sources other than the "approved enterprise" is taxable at the ordinary corporate tax rate of 34% in 2005 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (31% in 2006, 29% in 2007 , 27% in 2008 and 26% in 2009).

               In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 - TAXES ON INCOME (Cont.)

     B.   LOSSES FROM CONTINUING OPERATIONS


                             YEAR ENDED DECEMBER 31,
                     --------------------------------------
                     2 0 0 5         2 0 0 4        2 0 0 3
                     --------       --------       --------
                                 (IN THOUSANDS)
                     --------------------------------------

Israeli company      $(16,451)      $(12,454)      $(12,337)
U.S. subsidiary           163           (477)        (1,222)
                     --------       --------       --------
                     $(16,288)      $(12,931)      $(13,559)
                     ========       ========       ========

     C.   RECONCILIATION OF INCOME TAXES

          The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                                      YEAR ENDED DECEMBER 31,
                                              ----------------------------------------
                                              2 0 0 5          2 0 0 4         2 0 0 3
                                              --------        --------        --------
                                                           (IN THOUSANDS)
                                              ----------------------------------------
Net loss as reported in the
   consolidated statements of operations      $(16,288)       $(12,931)       $(13,559)
Statutory tax rate                                  34%             35%             36%
Income Tax under statutory tax rate           $ (5,538)       $ (4,526)       $ (4,881)

 Tax benefit arising from the approved
   enterprise                                    4,771           3,736           3,824
Increase in valuation allowance                    453             896           1,014
Permanent differences, net                         314            (106)             43
                                              --------        --------        --------

Actual income tax                             $      -        $      -        $      -
                                              ========        ========        ========

     D.   DEFERRED TAXES

          The main components of the Company's deferred tax assets are as follows:

                                                                    DECEMBER 31,
                                                                 ------------------
                                                                2 0 0 5     2 0 0 4
                                                                 ------      ------
                                                                    (IN THOUSANDS)
                                                                 ------------------
Net operating loss carry forwards in Israel                      $3,758      $3,424
Net operating loss carry forwards of non-Israeli subsidiary       1,305       1,322
Other allowances                                                    851         715
                                                                 ------      ------
       Total gross deferred tax assets                            5,914       5,461
Less - Valuation allowance                                        5,914       5,461
                                                                 ------      ------
       Total deferred tax asset                                  $    -         $ -
                                                                 ======      ======

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

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

          Tax loss carryforwards of the Company totaling $75,169 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          Tax loss carryforwards of a U.S. subsidiary totaling $3,839 expire between 2017 and 2021.

     E.   TAX ASSESSMENTS

          The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     A.   OTHER RECEIVABLES

          Comprised as follows:

                                                                             DECEMBER 31,
                                                                           ------------------
                                                                          2 0 0 5      2 0 0 4
                                                                           ------      ------
                                                                             (IN THOUSANDS)
                                                                           ------------------
 Research and development participation from the Government of Israel      $  857      $1,387
 Interest receivable on long- term investments                                 80         254
 Loan to former employee (*)                                                  132         132
 Tax authorities                                                                -          94
 Others                                                                       429         334
                                                                           ------      ------
                                                                           $1,498      $2,201
                                                                           ======      ======

          (*) Interest bearing loan granted to former employee under mediation and arbitration proceedings between the Company and the former employee. The loan is secured by a pledge of shares of the Company. For further details see Note 7C.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

          Comprised as follows:

                                              DECEMBER 31,
                                           ------------------
                                           2 0 0 5     2 0 0 4
                                           ------      ------
                                             (IN THOUSANDS)
                                           ------------------

Payroll and related amounts                $2,298      $2,687
Accrued expenses                            1,294       1,337
Royalties to the Government of Israel         241         330
Others                                         29           -
                                           ------      ------
                                           $3,862      $4,354
                                           ======      ======

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

     A.   GEOGRAPHIC INFORMATION

          The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                               2 0 0 5      2 0 0 4      2 0 0 3
                                               -------      -------      -------
                                                        (IN THOUSANDS)
                                               --------------------------------
REVENUES:
Korea                                          $ 2,351      $ 6,348      $ 2,370
Malaysia                                         2,200          330            -
Israel                                           2,021        2,520        1,842
Taiwan                                           1,762          920          113
United States                                    1,049        4,034        4,101
Mexico                                               -           37        1,784
Other foreign countries (mainly European)        5,146        7,923        4,733
                                               -------      -------      -------
                                               $14,529      $22,112      $14,943
                                               =======      =======      =======


                                 DECEMBER 31,
                        ------------------------------
                       2 0 0 5     2 0 0 4     2 0 0 3
                        ------      ------      ------
                                (IN THOUSANDS)
                        ------------------------------
LONG-LIVED ASSETS:
Israel                  $3,404      $4,247      $4,785
United States              459         499         477
                        ------      ------      ------
                        $3,863      $4,746      $5,262
                        ======      ======      ======

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

     B.   SALES TO MAJOR CUSTOMERS

          The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                     YEAR ENDED DECEMBER 31,
                           -----------------------------------------
                           2 0 0 5          2 0 0 4          2 0 0 3
                           -------          -------          -------

Customer A                   16%              (*)              17%
Customer B                   15%              (*)              (*)
Customer C                   13%              10%              (*)
Customer D                   12%              23%              (*)
Customer E                   (*)              12%              23%

     (*)  Less than 10%.

C.   COST OF REVENUES:

                                                   YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                             2 0 0 5      2 0 0 4      2 0 0 3
                                             -------      -------      -------
                                                       (IN THOUSANDS)
                                             ---------------------------------

Materials and production expenses            $ 4,209      $ 9,464      $ 7,314
 Salaries, wages and  employee benefits          324          329          318
Depreciation and amortization                    563          468          536
Other manufacturing costs                        388          529          385
                                             -------      -------      -------
                                               5,484       10,790        8,553
Decrease (increase) in finished
   products and work-in-process                1,454          847         (766)
                                             -------      -------      -------
                                               6,938       11,637        7,787
Royalties to the Government of Israel            392          648          388
                                             -------      -------      -------
                                             $ 7,330      $12,285      $ 8,175
                                             =======      =======      =======

NOTE 12 - RELATED PARTIES

     Payroll and related amounts to related parties in 2005, 2004 and 2003 were $244, $151 and $147, respectively.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                     METALINK LTD.


                                                     By:/s/ Yuval Ruhama
                                                     -------------------
                                                     Yuval Ruhama
                                                     Chief Financial Officer
Date:  June 25, 2006