Form 20-F/A
period 2005-12-31
METALINK LTD
filed 2006-07-12
CIK 1098462

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A

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

                               [_] Yes     [X] No

                                EXPLANATORY NOTE

This Annual Report on Form 20-F is being refiled as of July 12, 2006 to correct an inadvertent technical oversight of not including the electronic signature symbol on the certifications below, which had been manually signed in accordance with applicable rules and regulations when originally filed. Other than correcting this technical oversight, the substance and text of the Annual Report on Form 20-F has not been changed from the version filed with the SEC via EDGAR on June 28, 2006.

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