Form 20-F
period 2006-12-31
METALINK LTD
filed 2007-05-29
CIK 1098462

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
     ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

                                                      NAME OF EACH EXCHANGE ON
          TITLE OF EACH CLASS                             WHICH REGISTERED
ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE            NASDAQ GLOBAL MARKET

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                                      NONE
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

             19,755,326 ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               [_] Yes     [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

                               [_] Yes     [X] No

                                       2

     Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, prospects and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in
"Item 3--Key Information--Risk Factors" and elsewhere in this annual report.

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

     As used in this annual report, the terms "we," "us," "our," "Metalink" or the "Company" mean Metalink Ltd., and our consolidated subsidiaries, unless otherwise indicated.

     We use "NML(TM)", "VDSLPLUS(TM)", "WLANPLUS(TM)", "Total-VDSL(TM)" and
"MIMODSL(TM)" as our trademarks. All other tradeMArKS and trade names appearing in this annual report are owned by their respective holders.

                                       3

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                                     PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS           1

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                         1

ITEM 3.      KEY INFORMATION                                                 2

ITEM 4.      INFORMATION ON THE COMPANY                                     27

ITEM 4A.     UNRESOLVED STAFF COMMENTS                                      38

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                   39

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                     55

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS              70

ITEM 8.      FINANCIAL INFORMATION                                          72

ITEM 9.      THE OFFER AND LISTING                                          74

ITEM 10.     ADDITIONAL INFORMATION                                         77

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK     95

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES         96

                                     PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                97

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS                                            97

ITEM 15.     CONTROLS AND PROCEDURES                                        97

ITEM 16.     [RESERVED]                                                     97

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT                               97

ITEM 16B.    CODE OF ETHICS                                                 98

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES                         98

ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES         98

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER
             AND AFFILIATED PURCHASERS                                      98

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                    PART III

ITEM 17.     FINANCIAL STATEMENTS                                           99

ITEM 18.     FINANCIAL STATEMENTS                                           99

ITEM 19.     EXHIBITS                                                      1OO

                                       ii

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with
U.S. generally accepted accounting principles (US GAAP). The following data is derived from our audited consolidated financial statements attached hereto in this annual report (See Item 18 - Financial Statements):

     o    consolidated statement of income data for the years ended December 31,
          2004, 2005 and 2006; and

     o    consolidated balance sheet data as of December 31, 2005 and 2006.

The following data is derived from our audited consolidated financial statements that are not included in this annual report:

     o    consolidated statement of income data for the years ended December 31,
          2002 and 2003; and

     o    consolidated balance sheet data as of December 31, 2002, 2003 and
          2004.

     You should read the selected consolidated financial data together with Item
5 of this annual report entitled "Operating and Financial Review and Prospects"
and our consolidated financial statements attached hereto in this annual report.
Please see note 2 to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                                                       YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------
                                               2002             2003             2004             2005             2006
                                           ------------     ------------     ------------     ------------     ------------
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Revenues                                   $      6,636     $     14,943     $     22,112     $     14,529     $     14,476
Cost of revenues:
  Costs and expenses                              4,589            7,787           11,637            6,938            7,071
  Royalties to the Government of Israel             144              388              648              392              436
                                           ------------     ------------     ------------     ------------     ------------
Total cost of revenues                            4,733            8,175           12,285            7,330            7,507
                                           ------------     ------------     ------------     ------------     ------------
Gross profit                                      1,903            6,768            9,827            7,199            6,969
Operating expenses:
  Gross research and development                 15,240           16,349           18,950           20,117           20,498
  Royalty bearing and other grants                3,213            3,394            4,083            3,477            2,882
                                           ------------     ------------     ------------     ------------     ------------
  Research and development, net                  12,027           12,955           14,867           16,640           17,616
  Sales and marketing                             4,814            5,884            6,566            5,765            4,892
  General and administrative                      2,884            2,560            2,471            2,254            1,985
  Non-cash compensation                             799              612              206               17                -
                                           ------------     ------------     ------------     ------------     ------------
Total operating expenses                         20,524           22,011           24,110           24,676           24,493
                                           ------------     ------------     ------------     ------------     ------------
Operating loss                                  (18,621)         (15,243)         (14,283)         (17,477)         (17,524)
Financial income, net:                            2,283            1,684            1,352            1,189            1,304
Net loss                                   $    (16,338)    $    (13,559)    $    (12,931)    $    (16,288)    $    (16,220)
                                           ------------     ------------     ------------     ------------     ------------
Loss per ordinary share:
  Basic                                    $      (0.89)    $      (0.73)    $      (0.68)    $      (0.84)    $      (0.83)
                                           ------------     ------------     ------------     ------------     ------------
  Diluted                                  $      (0.89)    $      (0.73)    $      (0.68)    $      (0.84)    $      (0.83)
                                           ------------     ------------     ------------     ------------     ------------
Shares used in computing loss
  per ordinary share:
  Basic                                      18,407,190       18,638,398       19,140,706       19,350,625       19,625,316
                                           ------------     ------------     ------------     ------------     ------------
  Diluted                                    18,407,190       18,638,398       19,140,706       19,350,625       19,625,316
                                           ------------     ------------     ------------     ------------     ------------

                                                                   AS OF DECEMBER 31,
                                      --------------------------------------------------------------------------
                                         2002            2003            2004            2005            2006
                                      ----------      ----------      ----------      ----------      ----------
                                                                     (IN THOUSANDS)

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents             $    9,158      $   16,225      $   12,239      $    7,134      $    4,775
Short-term investments                    20,691          12,967          16,191          20,142          18,317
Long-term investments                     46,197          35,013          22,639          10,589           5,520
Working capital                           32,719          32,848          33,844          31,098          22,956
Total assets                              89,706          80,273          69,803          52,853          40,286

Shareholders' equity                      83,558          72,301          60,290          44,605          30,883

B.   CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.   RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE DECIDING TO
PURCHASE, HOLD OR SELL OUR STOCK. SET FORTH BELOW ARE THE MOST SIGNIFICANT
RISKS, AS IDENTIFIED BY OUR MANAGEMENT, BUT WE MAY ALSO FACE RISKS IN THE FUTURE
THAT ARE NOT PRESENTLY FORESEEN. OUR BUSINESS, OPERATING RESULTS OR FINANCIAL
CONDITION COULD BE MATERIALLY AND ADVERSELY AFFECTED BY THESE AND OTHER RISKS.
YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS ANNUAL REPORT, BEFORE MAKING ANY INVESTMENT DECISION REGARDING
OUR COMPANY.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE HAVE A HISTORY OF OPERATING LOSSES.

     We have incurred significant operating losses since our inception, and we may not achieve operating profitability in the foreseeable future. We reported operating losses of approximately $14.3 million for the year ended December 31,
2004, $17.5 million for the years ended December 31, 2005 and 2006, each. As of
December 31, 2006, our accumulated deficit was approximately $92.9 million. We reported revenues of approximately $14.5 million for the year ended December 31,
2006. Our revenues may not grow and are likely to decline in the forseeable future. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase to keep pace with our expenses or if our expenses increase at a greater pace than our revenues, we will not be able to achieve profitability on a quarterly or annual basis. This is likely to have an adverse impact on the value of our stock.

OUR STRATEGIC DECISION TO SHIFT THE COMPANY'S EFFORTS AWAY FROM DSL CHIPSETS, IN
ORDER TO FOCUS ON DEVELOPING HIGH-THROUGHPUT WIRELESS LOCAL AREA NETWORK
(HT-WLAN) CHIPSETS, WILL REQUIRE US TO UTILIZE A SIGNIFICANT AMOUNT OF
RESOURCES, EVEN THOUGH THE RESULTS OF OUR STRATEGY ARE UNCERTAIN.

     As we transition away from the digital subscriber line, or DSL, chipset market, most of our research and development resources are allocated to developing high-throughput wireless local area network (HT-WLAN) chipsets. As a result, our research and development resources allocated for DSL chipsets are significantly reduced. However, we cannot be certain that the results of our
HT-WLAN research and development efforts will yield any revenues in the future.
Our success with the wireless product line may also be challenged by, among other things, new technological barriers associated with wireless technologies, and sales and marketing challenges associated with penetrating a new market, particularly, since we have no previous track record in providing such services or products. We expect that our revenues will be adversely affected as sales of our DSL chipsets decline and revenues from HT-WLAN are not yet realized.

OUR REVENUE GROWTH DEPENDS ON THE SUCCESS OF OUR HIGH-THROUGHPUT WLAN PRODUCTS.

     Our revenue growth will be dependent upon revenues generated by high-throughput WLAN products. Because this is a new product and market for us, we do not know and are unable to predict whether the development phase will succeed or that we will succeed in selling HT-WLAN products in the future.

IF THE MARKET FOR HT-WLAN SOLUTIONS DOES NOT DEVELOP, WE WILL NOT BE ABLE TO
SELL ENOUGH OF OUR CHIPSETS TO ACHIEVE, SUSTAIN OR INCREASE PROFITABILITY.

     Sales of our WLANPLUS products are dependent, among other things, on the development of the HT-WLAN market, and specifically networking and consumer electronics manufactures of products incorporating HT-WLAN (based on the 802.11n standard draft) such as residential gateways, access points, television sets, digital video recorders, digital video disks, advanced set top boxes, and media adaptors. If the market for digital and online entertainment, including on-demand gaming, music and video services based on HT-WLAN chipsets does not develop to incorporate our products, our financial condition, results of operations, and prospects would be adversely affected.

SUBSTANTIAL SALES OF OUR HT-WLAN CHIPSETS WILL NOT OCCUR UNLESS END-CUSTOMERS
INCLUDING CONSUMER ELECTRONICS VENDORS INCORPORATE OUR CHIPSETS IN THEIR
PRODUCTS.

     The success of our products is dependent upon the decision by end-customers, including consumer electronics vendors, to incorporate our chipsets in their products. Factors that may impact such sale include:

     o    challenges of interoperability among HT-WLAN based products, which may affect sales of the products in which our chipsets are contained;

     o    government regulations, and a longer than anticipated 802.11n standard approval process;

     o    a prolonged acceptance process for our HT-WLAN chipsets, including laboratory testing, technical trials, marketing trials, initial commercial deployment and full commercial deployment. During this process we are subject to numerous tests and trials, at any stage of which we may be stopped from continuing to the final stage of commercial deployment. Moreover, the abovementioned process may take longer and consume more of our resources than expected for reasons we can not anticipate;

     o    the development of a viable business model for networking and consumer electronics products based on our chipsets; and

     o    cost constraints, such as space and power requirements, which may affect purchases of our chipsets.

A SLOWDOWN IN THE TELECOMMUNICATIONS INDUSTRY WOULD ADVERSELY AFFECT OUR
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

     During 2006 we kept approximately the same level of revenues as in 2005, representing a significant decline compared to 2004. We are unable to forecast accurately the timing of any long-term industry downturns or recoveries, or the duration of such downturns or recoveries. However, as our resources allocated for DSL were reduced significatly, we expect our revenues from DSL to significant decline, and also that our position in the DSL chipset market may be adversely affected by competition from other companies that continue to invest in research and development for their DSL chipset products.

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

     o    The need to enter new markets and expand our current markets may delay revenues and cause additional expenses;

     o    The effectiveness of our customers in marketing and selling their equipment;

     o    Our profitability can be affected by the payment of royalties and commissions to subcontractors such as intellectual property vendors or sales representatives;

     o    Changes in pricing by us or by our competitors;

     o    Unfavorable changes in the prices of the components we purchase or license;

     o    The fact that only a small portion of our expenses vary with our revenues, if revenue levels for a quarter fall below our expectations, our earnings will decrease;

     o    A delay in the receipt of revenue arising from postponement of orders by customers or, shipping delays of existing orders, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were, as a result, negatively affected;

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

     o    General economic and market sector conditions.

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

WE MAY NEED TO RAISE ADDITIONAL FUNDS, WHICH MAY NOT BE AVAILABLE.

     While we expect that our cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least by the end of 2007, we can not be certain that such funds will be sufficient. We may need to raise additional funds in the future for a number of uses, including:

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

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A SIGNIFICANT LOSS
OF REVENUES.

     Historically, relatively few customers have accounted for a large percentage of our net revenues. Our business will be negatively impacted if revenue projections from these customers fall short, or if we experience a loss of any significant customer, particularly, ECI Telecom Ltd., Murata Elettronica
S.P.A, Tellabs Oy, or Tellion Inc., or suffer a substantial reduction in orders from these customers. In 2006, four customers, ECI , Murata, Tellabs and
Tellion, each accounted for more than 10% of our revenues, and collectively accounted, directly and through their respective manufacturing subcontractors, for an aggregate of 52% of our revenues. We cannot be certain that these customers will maintain these levels of purchases or that they will elect to continue working with us. We do not have contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. We expect that sales of our chipsets to certain key customers will continue to account for a significant portion of our net revenues for the foreseeable future.

IF THE MARKET FOR WI-FI SOLUTIONS DOES NOT CONTINUE TO DEVELOP, WE WILL NOT BE
ABLE TO SELL ENOUGH OF OUR CHIPSETS TO ACHIEVE, SUSTAIN OR INCREASE
PROFITABILITY.

     HT-WLAN solutions compete with a variety of different broadband access technologies in home networking, including BPL- Broadband over Power Lines,
HomePNA - Home Phoneline Networking Alliance - broadband over existing home telephone or coax wiring, MoCA - Multimedia over Coax Alliance, UWB -
Ultra-Wideb. If any technology that competes with HT-WLAN (based on the 802.11n standard draft) technology is more reliable, faster or less expensive, and reaches more customers, or has other advantages over HT-WLAN technology, the demand for our chipsets will be limited, and we may not sell enough of our chipsets to achieve, sustain or increase profitability. Furtehrmorwe, if the market for 802.11n standard draft products will not evolve, our business result will be severly harmed.

SUBSTANTIAL SALES OF OUR CHIPSETS WILL NOT OCCUR UNLESS END-CUSTOMER
TELECOMMUNICATIONS SERVICE PROVIDERS INCREASINGLY DEPLOY DSL SYSTEMS.

     The success of our DSL products is dependent upon the decision by end-customer telecommunications service providers to deploy DSL systems that include our chipsets and the timing of the deployment. Factors that may impact such deployment include:

     o    a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment. During this process we are subject to numerous tests and trials, under which we may not continue to the final stage of commercial deployment. Furthermore, this process may take longer to conclude than expected, for reasons we can not anticipate;

     o    the development of a viable telecommunications service provider business model for DSL systems and services, including the capability to market, sell, install and maintain DSL systems and services;

     o    cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office, which may affect purchases of DSL systems that contain our chipsets;

     o    varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunications services;

     o    challenges of interoperability among DSL equipment manufacturers'
          products, which may affect sales of the systems in which our chipsets are contained; and

     o    government regulations, including regulations of telecommunications service providers' rates and ability to recapture capital expenditures on DSL systems by governments in the United States and around the world.

     If telecommunications service providers do not expand their deployment of
DSL systems or if additional telecommunications service providers do not offer
DSL services our results of operations and prospects will be harmed.

CHANGES IN CURRENT TELECOMMUNICATIONS LAWS OR REGULATIONS OR THE IMPOSITION OF
NEW LAWS OR REGULATIONS COULD IMPEDE THE SALE OF OUR PLANNED WIRELESS PRODUCTS
OR OTHERWISE HARM OUR BUSINESS.

     Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The Federal Communications Commission, or the FCC, in the United
States, as well as regulators in other countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. Our business relies on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, Japan and Korea heavily regulate all aspects of their wireless communications industries, and may restrict spectrum allocation or usage, or may impose requirements that render our products or our customers' products unmarketable in these jurisdictions. If this were to occur, it would make it difficult or impossible for us to sell our products in that region. In addition, some of our chipsets will operate in the 5 gigahertz, or GHz band, which is also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 5GHz bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations, reversal of usage rights, or the imposition of new laws and regulations regarding the allocation and usage of the 5GHz band on us, our customers or the industries in which we operate may materially and adversely impact the sales of our products and our business, financial condition and results of operations.

EVOLVING AND CURRENT INDUSTRY STANDARDS FOR DSL AND WIRELESS TECHNOLOGIES COULD
AFFECT THE END-MARKET FOR OUR PRODUCTS.

     Evolving and current industry standards for DSL and wireless technologies may affect the end-market for our DSL products. In particular this may have an adverse effect on our very high-speed digital subscriber line, or VDSL, and wireless business. For example, with regard to VDSL technology, in 2004, the
International Telecommunication Union or ITU reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete MultiTone (DMT) technology and Quadrature
Amplitude Modulation (QAM) - to VDSL technology. However, in May 2005 the ITU ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM.
Currently, most of the future deployment of VDSL chipsets require only the VDSL2 standard of DMT. Thus, our VDSL sales suffer from lack of demand, and shall continue to be adversely affected in the future. With regard to wireless products, we design our products to conform to the IEEE (Institute of Electrical and Electronics Engineers, Inc.) recently adopted draft 802.11n specification.
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

IF THE ORIGINAL EQUIPMENT MANUFACTURERS AND ORIGINAL DESIGN MANUFACTURERS THAT
UTILIZE OUR CHIPSETS ARE NOT SUCCESSFUL IN SELLING THEIR SYSTEMS, SALES OF OUR
CHIPSETS WILL DECLINE SIGNIFICANTLY.

     We rely upon equipment manufacturers and design manufacturers to integrate our chipsets into their systems. If their systems are not successful, or they choose not to purchase our chipsets, or they fail to incorporate our chipsets into their systems, we will not be able to sell our chipsets to them in substantial quantities. Moreover, they may fail to market or sell their systems successfully. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

OUR CHIPSETS MAY NOT ADEQUATELY SERVE THE NEEDS OF END USERS.

     Our chipsets are sold primarily through original equipment manufacturers, or OEMs. Thus, the feedback that we receive with respect to the field performance of our chipsets from telecommunication service providers and their users may be limited. This may impair our ability to design chipsets that are responsive to the needs of the end users of our chipsets. This may harm the market acceptance of our chipsets.

IF WE DO NOT ACHIEVE "DESIGN WINS" WITH EQUIPMENT MANUFACTURERS OR WITH DESIGN
MANUFACTURERS DURING THE DESIGN STAGE OF A NEW PRODUCT, WE MAY BE UNABLE TO
SECURE PRODUCTION ORDERS FROM THESE CUSTOMERS IN THE FUTURE.

     We sell our products directly to OEMs, who include our chipsets in their products, and we intend to sell our products also to original design manufacturers, or ODMs, who include the chipsets in the products they supply to
OEMs. Our products are generally incorporated into our customers' products at the design stage. As a result, we rely on OEMs\ODMs to design our products into the products they sell. Once a DSL or a wireless equipment manufacturer has designed its system to include a particular supplier's chip set, the equipment manufacturer may be reluctant to change its source of chipsets. Furthermore, even if an OEM\ODM designs one of our products into its product offering, we cannot be assured that its product will be commercially successful, that we will receive any revenue from that manufacturer or that a successor design will include one of our products. Accordingly, the failure to secure a customer contract or commitment to collaborate at the development stage or to develop and test our chipsets within their system could create barriers to future sales opportunities. The absence of such equipment manufacturer and/or design manufacturer relationships would negatively affect our ability to achieve long-term success.

WE MUST DEVELOP NEW CHIPSETS AND NEW APPLICATIONS FOR OUR EXISTING CHIPSETS TO
REMAIN COMPETITIVE. IF WE FAIL TO DO SO ON A TIMELY BASIS, WE MAY LOSE MARKET
SHARE.

     The markets for DSL and wireless solutions such as ours are characterized by:

     o    rapid technological changes;

     o    frequent new product introductions;

     o    changes in customer requirements; and

     o    evolving industry standards.

Accordingly, our future success will depend, to a substantial extent, on our ability to:

     o    invest significantly in research and development;

     o    develop, introduce and support new chipsets and new applications for existing chipsets on a timely basis;

     o    gain market acceptance of our chipsets;

     o    implement successful cost reduction activities;

     o    anticipate customer requirements; and

     o    comply with industry standards.

     As we invest most of our research and development resources in the development of HT-WLAN chipsets, we expect to lose our market share in DSL to our competitors and our revenues from DSL products will therefore decline.

BECAUSE COMPETITION IN THE MARKET FOR OUR SOLUTIONS IS INTENSE, WE MAY LOSE
MARKET SHARE, AND WE MAY BE UNABLE TO ACHIEVE OR MAINTAIN PROFITABILITY.

     Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors in the DSL market include Conexant Systems, Inc., Ikanos Communications Inc., Infineon
Technologies AG, and Mindspeed Technologies, Inc. Our competitors in the wireless LAN market include Atheros Communications, Inc., Broadcom Corporation,
Conexant Systems, Inc., Intel Corporation, Marvell Technology Group Ltd.,
Qualcomm Inc. (formerly Airgo Networks, Inc.), Ralink Technology Corp. and Texas
Instruments Incorporated. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL or a wireless chip set component into existing products in a manner that renders our chipsets obsolete.

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
Many of our competitors are larger and have greater resources than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition. Declines in average selling prices will generally lead to declines in gross margins for chipsets. If we are unable to recover costs, we will be unable to achieve profitability.

IN ORDER TO ATTAIN AND MAINTAIN PROFITABILITY, WE MUST MANAGE OUR RESOURCES
EFFECTIVELY IN A VOLATILE MARKET.

     We had 154 employees at December 31, 2005 and 162 employees at December 31,
2006. The growth of our business has placed, and will continue to place, a strain on our managerial, operational and financial resources. We must also implement sophisticated control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization as a public company.

     To manage resources effectively, we must:

     o    improve and expand our management information systems (MIS) from time to time.

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

     We cannot assure you that we have made adequate allowances for the costs and risks associated with these requirements, that our current and future systems, procedures or controls will be adequate to support our operations or that our management will be able to offer and expand our product categories successfully. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to record and report financial and management information on a timely and accurate basis or otherwise manage our expanding operations. If we are unable to do so effectively, our revenues may not increase, our costs of operations may increase and our business may be harmed.

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

BECAUSE WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, OUR CUSTOMERS CAN
DISCONTINUE PURCHASES OF OUR CHIPSETS AT ANY TIME, WHICH MAY ADVERSELY AFFECT
OUR INVENTORY LEVELS.

     We sell our chipsets based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chipsets. Our customers can generally cancel or reschedule orders upon short notice. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our chipsets. Rather, it is a decision by a customer to use our chipsets in the design process of that customer's products. A customer can discontinue using our chipsets at any time. We have experienced in the past cancellations or deferrals of purchase orders, and additional cancellations and deferrals may occur from time to time. We have historically placed firm orders for products with our foundries up to approximately 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand or incorrectly estimate product mix, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forgo revenue opportunities, lose market share and damage our customer relationships.

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

     o    we may not be able to develop alternative sources for chip set components, if and as required, in the future;

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

THE EUROPEAN UNION HAS ISSUED DIRECTIVES RELATING TO THE SALE IN MEMBER
COUNTRIES OF ELECTRICAL AND ELECTRONIC EQUIPMENT, INCLUDING PRODUCTS SOLD BY US.
IF OUR PRODUCTS FAIL TO COMPLY WITH THESE DIRECTIVES, WE COULD BE SUBJECT TO
PENALTIES AND SANCTIONS THAT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     A directive issued by the European Union on the Restriction of the Use of
Certain Hazardous Substances in Electrical and Electronic Equipment, or "RoHS,"
came into effect on July 1, 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products.

     We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements, and we may be required to pay higher prices for components that comply with this directive.
In addition, compliance with the RoHS directive may require us to undertake significant expenses with respect to the re-design of our products. We may not be able to pass these higher component costs or redesign costs on to our customers. We cannot be sure that we will be able to comply with these regulations on a cost effective basis or that a sufficient supply of compliant components will be available to us. Our inability or failure to comply with these regulations, including by reason of failure by our suppliers to comply with the directive, may restrict us for a period of time from conducting certain business in the European Union and could have a material adverse effect on our results of operations.

     A further directive on Waste Electrical and Electronic Equipment, or
"WEEE," approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which partly came into effect in August 2005, requires that all new electrical and electronic equipment put on the market in
European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. We support the WEEE and conform the industry standard practices wherever practical. If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

     The countries of the European Union, as a single market for our products, accounted in 2006 for approximately 44% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

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
Shukhman. Although Mr. Shukhman does not have an employment agreement, the shareholders voted in December 2006 to approve his service as chairman of the board and chief executive officer for an additional one-year period. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Tzvi Shukhman, other members of senior management or other key personnel could negatively affect our business.

A MAJORITY OF THE COMPANY'S OUTSTANDING SHARES ARE HELD BY TWO INDIVIDUALS, WHO
EXERT SIGNIFICANT CONTROL OVER THE COMPANY'S DIRECTION.

     At March 31, 2007, 10,508,654 of our ordinary shares (52.86%) were held by
Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company. Mr.
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

     In 2003, we filed a registration statement with the Securities and Exchange
Commission, or SEC, covering the resale by Messrs. Shukhman and Rozenberg of
10,565,651 of our ordinary shares. Were they to sell all of those shares, they would no longer have the ability to direct the voting of those shares, and new management could be elected.

     In addition, because these shares are held by affiliates of the Company, they are not generally considered to be included in the "public float" of the
Company's tradable shares. The market price for all shares could drop significantly if and as these shares are sold, or if the market perceives that such a sale as imminent.

OUR PROFITABILITY COULD SUFFER IF THIRD PARTIES INFRINGE UPON OUR PROPRIETARY
TECHNOLOGY.

     Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies or trademarks for their own businesses. To protect our intellectual property rights, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently hold two patents in Israel and three patents in the United States. We have filed additional seven utility patent applications in the United States and a PCT
(international) application. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements.
Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.
Any failure to adequately protect our intellectual property could devalue our proprietary interest and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

     o    announcements by us or by our competitors of significant acquisitions;

     o    entry into strategic partnerships or joint ventures by us or by our competitors;

     o    additions or departures of key personnel;

     o    change in the status of our intellectual property rights;

     o    sales of ordinary shares;

     o    stock market price and volume fluctuations;

     o    announcements by us or by our competitors of significant events; or

     o    sales by controlling shareholders.

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

OUR ORDINARY SHARES ARE LISTED FOR TRADING ON MORE THAN ONE MARKET AND THIS MAY
RESULT IN PRICE VARIATIONS.

     Our ordinary shares have been listed for trading on the NASDAQ Global
Market, or NASDAQ, since December 2, 1999. As of December 3, 2000, our ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange, or
TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels on TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.
Volatility of the price of our ordinary shares on either market is likely to be reflected on the price of our ordinary shares on the other market.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S.
SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

     If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive
Foreign Investment Company ("PFIC") for U.S. federal income tax purposes. We were a PFIC during the years 2002 and 2003, but not in the years 2004, 2005 and
2006. We have not yet determined whether we are likely to be characterized as a
PFIC for 2007.

     These considerations, and other tax considerations, are described in additional detail under the caption "Taxation" at Item 10(E) of this Report.

WE HAVE NOT YET COMPLETED OUR EVALUATION OF OUR INTERNAL CONTROLS OVER FINANCIAL
REPORTING UNDER SECTION 404 OF THE SARBANES-OXLEY ACT.

     We are considered a "non-accelerated filer" under applicable SEC rules. As such, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in
the following manner: (1) reporting by management under Section 404(a) of the
Sarbanes-Oxley Act will be required for the fiscal year ending on December 31,
2007, and (2) attestation by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act will be required for the fiscal year ending December 31,
2008. We have begun to evaluate whether our existing internal controls over financial reporting systems are compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context and may require additional commitment of management's time. Further, we may need to hire additional qualified personnel in order to achieve compliance with Section 404. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

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
Since late 2000, there has been a high level of violence between Israel and the
Palestinians which has strained Israel's relationship with its Arab citizens,
Arab countries and, to some extent, with other countries around the world. The recent election of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council has created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening
Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR COMPLICATE MERGER OR ACQUISITION
ACTIVITY, WHICH COULD DEPRESS THE MARKET PRICE OF OUR SHARES.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us since third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10(B). "Additional
Information - Memorandum and Articles of Association - Change of Control."

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
However, in 2006, the dollar depreciated against the NIS by 8.2%, while inflation decreased by 0.1%. As a result, our expenses increased in dollar terms. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

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
DIRECTORS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

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

     It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable
U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.
There is little binding case law in Israel addressing these matters.

     Subject to specified time limitations, Israeli courts may enforce a U.S.
final judgment in a civil matter, provided that:

     o    the judgment is enforceable in the state in which it was given;

     o    adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

     o    the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     o    the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties; and

     o    an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S.
          court.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. Our principal executive offices are located at Yakum
Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555. Our agent for service in the United States is our subsidiary, Metalink Inc., which is located at 3260 Pointe Parkway, Suite 400, Norcross, Georgia 30092 (telephone number 678-325-5430).

     From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers. We shipped our first chip set in the fourth quarter of
1994. Since that time, we have continued to focus on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In 1997, we established a wholly owned subsidiary in the United States, Metalink Inc., which is incorporated in Delaware and was headquartered in Northern California until July
2005. Metalink Inc. is involved in research and development activities, provides technical support to our customers and conducts the distribution of our products in North America. In 1999, we established a Northern California research and development design center, and in 2003 we established our Atlanta, Georgia research and development design center for our wireless activities. Both are part of Metalink Inc. In 2005, we closed the site in Northern California. Thus, as of July 2005, all the design activities in the U.S., as well as the headquarters of Metalink Inc. are in Atlanta, Georgia. In 2003, we established a wholly-owned subsidiary in South Korea, Metalink Asia Pacific Ltd. Metalink Asia
Pacific is involved in introducing and promoting the sale of our products in
South Korea, as well as providing technical support. In 2004, we established a wholly-owned subsidiary in Japan, Metalink Japan K.K. Metalink Japan K.K. is
involved in display, advertising and marketing our products, as well as providing technical support. During 2004, we also established a representative office in Beijing, China. In 2005, we established a wholly-owned subsidiary in the Republic of Seychelles, Metalink International Ltd., which is involved in selling our products. In May 2007, we initiated a process of establishing a representative office in Taiwan.

     In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the NASDAQ Global
Market under the symbol "MTLK". In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares. As of December 3, 2000, our ordinary shares were traded also on the Tel-Aviv Stock Exchange.

     In March 2005, our board of directors approved a plan to repurchase up to
$10 million of our ordinary shares, subject to market conditions, and the approval of our board of directors. Through April 30, 2007, no repurchases had been made pursuant to that plan.

     Capital expenditures were $1,245,000 for the year ended December 31, 2006,
$1,276,000 for the year ended December 31, 2005, and $1,504,000 for the year ended December 31, 2004. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

B.   BUSINESS OVERVIEW

GENERAL

     We sell digital subscriber line (DSL) chipsets used by manufacturers of telecommunications equipment. Our chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems. Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We have expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over fourteen million of our chips to original equipment manufacturers (OEMs) that incorporate our chips into their own products. These OEMs have sold products containing our chipsets to telecommunications service providers throughout the world.

     In adition, we design and develop high-throughput wireless local area network (HT-WLAN) chipsets. These products enable transport of digital broadband media including video, voice and data at significantly higher rates than conventional wireless local area networking (WLAN) solutions. The WLAN products support the IEEE 802.11n standard, draft 2.0 of which was approved in March
2007.

PRODUCTS AND TECHNOLOGY

     We offer a broad suite of DSL chip set solutions. A typical chip set consists of an analog front-end (AFE) device and a digital device. The AFE serves as an interface between the analog signals transmitted along the copper wire and the digital device. The AFE performs various analog signal-processing functions, such as converting the analog signals into digital format and vice-versa. The digital device include multiple functions including the transceiver (DSP) section implementing the modulation and demodulation of the digital signal, the framer section which serves as an interface between the DSP functional block and the digital network system. In some cases the digital device may contain additional functionality such as a network processor, higher layers processing, etc.

     Our chipsets support the transmission of digital transmissions over copper wire using different line codes, including two bit per quadrant (2BlQ), pulse amplitude modulation (PAM) and quadrature amplitude modulation (QAM). Each of our chipsets is software programmable to meet the specific needs of each customer. This enables the implementation of multiple DSL configurations at a broad range of transmission rates, performance enhancement, various networking protocols support and feature upgrades in compliance with various industry standards.

     SDSL. SDSL uses 2BlQ encoding to offer a symmetric link over a single copper wire at maximum symmetric rates of 2.320 megabits per second (Mbps). SDSL is used by competitive local exchange carriers, or CLECs, to allow their business customers cost effective access to the network, including high-speed access to the Internet and remote local area networks (LANs), integrated with multiple transmissions of voice channels and video conferencing. To date, the
SDSL technology has been recognized as an accepted specification and is not likely to be adopted as a formal standard by any of the standardizing bodies. We currently offer chipsets for SDSL-based systems in various configurations.

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

     G.SHDSL. G.SHDSL improves on the SDSL and HDSL technologies by providing rate adaptive solutions at rates of up to 2.320 Mbps, while increasing the maximum range of transmissions by 20%, compared to that allowed by the legacy technologies. G.SHDSL supports various encoding technologies, including the technologically-advanced Trellis coded PAM-16. We contributed to the standardization of G.SHDSL, and we have developed proprietary algorithms for the efficient implementation of this technology. During the year 2001, we completed the development and integration of our first generation SHDSL solution that includes an eight-port G.SHDSL digital device, a single port G.SHDSL digital device and a single port G.SHDSL analog front end. During 2002 we also completed the development of a second generation digital device optimized for T1/E1 transport applications. This device incorporated the entire digital functionality of a T1/E1 transport application combining the DSL transceiver and framer, T1/E1 framer, host processor and RAM. We offer a variety of SHDSL products for CO, CPE and repeater applications which are being installed in major operator networks including Deutche Telekom, France Telecom, Telecom
Italia, British Telecom, Telia Sonera and Qwest. During 2003 the ITU has
completed an enhancement to the G.SHDSL recommendation known as G.SHDSL.bis addressing enhancements such as extended per pair bit rates and multi-pair aggregation. At the same time the IEEE 802.3ah task-group is working on a specification for delivering Ethernet in the first mile using SHDSL and
SHDSL.bis technologies.

     VDSL. VDSL technology defines very high transmission rates over a single copper wire pair. This includes symmetric transmission at a rate of up to 100
Mbps. VDSL is typically deployed in combination with an optical network unit.
This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses. The unit multiplexes the bandwidth of tens to hundreds of subscribers onto a single fiber that carries the information to the central office. VDSL applications include high bandwidth data, multiple video and voice channels, High Definition TV
(HDTV), broadband access and broadband wide area networks (WANs). VDSL technolgy has been standardized by the American National Standards Institute, or ANSI, and
the ITU, and is currently at its standardization stage in IEEE. In 2003 the standards working group in the ANSI developed an American National Standard for
VDSL using Multi Carrier Modulation (DMT) and a Committee T1 Technical
Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM). Also in 2004, the ITU has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL -
Discrete Multi Tone (DMT) technology and Quadrature Amplitude Modulation (QAM) -
to VDSL (Very high-speed Digital Subscriber Line) technology. In May 2005 the
ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM.
Currently most of the future deployment of VDSL chipsets require the VDSL2 standard of DMT only. Thus, our VDSL sales suffer from lack of demand, and we expect them to continue to diminish in the future.

     We have developed powerful algorithms for VDSL, including NML, that optimize the performance in the operating environment. During 2001, we finished the development and started integration of two generations of VDSL solutions, including a single port 2-band digital device, a single port 4-band digital device, a dual port 3-band device and a single port 4-band analog front end. To the best of our knowledge, these devices were the first available standard compliant solutions according to the QAM-based the European Telecom Standards
Institute (ETSI) and ANSI standards. During 2002 we completed the development of our 3rd generation VDSL product family including a Quad and Single port full
4-band VDSL devices. These devices address the Ethernet over VDSL (EoVDSL)
market requirements which are rapidly evolving in the Asia-Pacific region. We believe that the Quad device was the first to integrate four full 4-band standard VDSL ports in a single package. We have introduced our 4th generation
VDSL product family to the market. This family incorporates our VDSLPLUS technology which is capable of delivering over 100 Mbps asymmetric bit rates over a single copper pair. In 2005, this family was upgraded to offer 100 Mbps symmetric transmission in conformance with a new Japanese band plan drafted by the Japanese TTC standardization body. We are not currently engaged in development of the next generation of VDSL chipsets.

     WLAN. WLANPLUS technology is developed to comply with the new IEEE 802.11n standard, 1.0 draft of which was approved in January 2006 and its draft 2.0 of which was approved in March 2007. Current WLAN solutions are inadequate to meet the needs of the emerging multimedia environment: a minimum of 60 Mbps effective throughput at 60 feet, together with a high level of Quality of Service (QoS) is needed to support the required applications, such as streaming three streams of
HDTV throughout the home. There is also an increasing requirement to provide distribution of broadband content arriving into the home to various consumer devices, such as distributing IPTV from a residentual gateway to a TV. Our
WLANPLUS features implementation of real-MIMO technology to enhance performance, provides QoS features to facilitate multimedia connectivity, supports high-throughput, rich-content, quality-critical applications and delivers a significant increase in WLAN throughput and range compared to legacy 802.11 solutions. MtW8150, a MIMO RFIC was introduced in May 2005. The MtW8170 - Pre-N
MIMO BB/MAC, which incorporates all the key features of the 802.11n standard, was introduced in August 2005. During the Consumer Electronics Show (CES) in
Las-Vegas in January 2006, we demonstrated simultaneous delivery of three HDTV streams over WLANPlus. During the following months we continued the engagements with leading partners to get to concept products by the second half of 2006. The
MtW8171 / MtW8151 is Metalink's IEEE 802.11n-draft-compliant dual-band chip-set, which go beyond previous solutions (MtW8170 / MtW8150). As such, it supports the demanding optional specifications of the 802.11n standard, as well as both
2.4Ghz and 5Ghz. The results were presented at the CES in Las-Vegas in January
2007. Joint demonstrations were held at our partners' demo rooms to show the integration with their chipsets. Metalink demonstrated its draft compliant chipset, a 2 x 3 dual band MIMO chipset for the first time at the 2007 CES.
Shortly after the 2007 CES, at the Cebit 2007 show, an integrated wireless set-top box (STB) based on Metalink's chipset was presented.

     The following is a table of our proprietary chips which form the chipsets offered by us to our customers:

                                                                                                                  MAXIMUM
                                                                                                               TRANSMISSION
                                                                                                   SAMPLING        RATES
  CHIPS                                          FUNCTION                                            DATE          (MBPS)
----------    --------------------------------------------------------------------------------    ----------    ----------

MtS 870       Octal SHDSL transceiver/framer                                                         4Q00            4.640
MtS 170       Single SHDSL transceiver frame                                                         1Q01            4.640
MtS 140       Single SHDSL AFE                                                                       4Q00            4.640
MtS 142       Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.                              2Q01            4.640
----------    --------------------------------------------------------------------------------    ----------    ----------
MtS 180       SHDSL / HDSL2 / HDSL4 system on a chip for T1/E1/TDM transport applications            1Q02            4.640
MtS 172       SDSL / SHDSL / HDSL2 / HDSL4 transceiver with integrated T1/E1 framer.                 2Q02            4.640
----------    --------------------------------------------------------------------------------    ----------    ----------
MtV 9370      Dual VDSL transceiver/framer for 3-band applications                                   3Q01               52

MtV 9141      VDSL AFE for 2,3 and 4-band applications                                               4Q01               52
----------    --------------------------------------------------------------------------------    ----------    ----------
MtV 9172      Single trunk 2/3/4-band VDSL transceiver with integrated MAC for Ethernet &            4Q02               60
              ATM applications (ONU & NT)
MtV 9470      Quad 2/3/4-band VDSL transceiver for Ethernet applications (ONU)                       4Q02               60
----------    --------------------------------------------------------------------------------    ----------    ----------
MtV 9473      Quad 2/3/4/5-band VDSL transceiver for Ethernet applications (ONU)                     1Q04              100
MtV 9273      Single trunk 2/3/4/5/6-band VDSL transceiver with integrated MAC for Ethernet
              & ATM applications (ONU & NT)                                                          1Q04              100

MtV 9143      VDSL AFE for 2,3,4, 5 and 6-band applications                                          1Q04              100

MtV 9120      VDSL Line Driver for 2,3,4,5 and 6-band applications                                   1Q04              100
----------    --------------------------------------------------------------------------------    ----------    ----------
MtW 8170      2 x 3 5 GHZ Pre-n MIMO MAC / BB                                                        1Q06              243

MtW 8150      2 x 2 5 GHZ Pre-n MIMO RFIC                                                            1Q06              243
----------    --------------------------------------------------------------------------------    ----------    ----------
MtW 8171      2 x 3 2.4 GHz / 5 GHZ Darft-n MIMO MAC / BB                                            2Q07              300

MtW 8151      2 x 3 2.4 GHz / 5 GHz Draft-n MIMO RFIC                                                2Q07              300
----------    --------------------------------------------------------------------------------    ----------    ----------

     The following table enumerates our product applications:

           CHIP SET APPLICATIONS                     PRODUCTS                         CONFIGURATION
---------------------------------------------    ---------------    ----------------------------------------------------

Octal G.shdsl SHDSL CO application               MtS870             Each chip set consists of one octal DSP / framer
                                                 MtS140             and eight AFE chips.
                                                 OR
                                                 MtS142             DSP / framer and eight AFE chips.
---------------------------------------------    ---------------    ----------------------------------------------------
G.shdsl SHDSL CPE application                    MtS170             Each chip-set consist of a single DSP / framer
                                                 MtS140             chip and a single AFE chip.
                                                 OR
                                                 MtS142             / framer chip and a single AFE chip.
---------------------------------------------    ---------------    ----------------------------------------------------
Single pair T1 HDSL2 and E1 G.SHDSL              MtS170             Each chip-set consist of a single DSP / framer
                                                 MtS140             chip and a single AFE chip.
                                                 OR
                                                 MtS142             / framer chip and a single AFE chip.
---------------------------------------------    ---------------    ----------------------------------------------------
Two pair T1 HDSL4 and E1 G.SHDSL                 MtS170             Each chip-set consist of a two DSP / framer chips
                                                 MtS140             and two AFE chips.
                                                 OR
                                                 MtS142             framer chips and two AFE chips.
---------------------------------------------    ---------------    ----------------------------------------------------
Single pair T1 HDSL2                             MtS180             Each chip-set consist of a single DSP / framer
                                                 MtS142             chip and a single AFE chip.
---------------------------------------------    ---------------    ----------------------------------------------------
Two pair T1 HDSL4                                MtS180             Each chip-set consist of a single System on Chip,
                                                 MtS172             single DSM/Framer and two AFE devices.
                                                 MtS142
---------------------------------------------    ---------------    ----------------------------------------------------
CO/ONU dual three band VDSL application          MtV9370            Each chip-set consist of a DSP/ framer chip and
                                                 MtV9141            two AFE chips.
---------------------------------------------    ---------------    ----------------------------------------------------
CO/ONU Quad four-band EoVDSL application         MtV9470            Each chip-set consist of a DSP/framer chip and
                                                 MtV9141            four AFE chips
---------------------------------------------    ---------------    ----------------------------------------------------
EoVDSL CPE four band VDSL application            MtV9172            Each chip-set consist of a single DSP / framer
                                                 MtV9141            chip and a single AFE chip.
---------------------------------------------    ---------------    ----------------------------------------------------
CO/ONU Quad five-band EoVDSL application         MtV9473            Each chip-set consist of a DSP/framer chip and
                                                 MtV9143            four AFE chips and four line driver chips
                                                 MtV9120
---------------------------------------------    ---------------    ----------------------------------------------------
EoVDSL CPE five band VDSL application            MtV9172            Each chip-set consist of a single DSP / framer
                                                 MtV9141            chip two AFE chips and a single line driver chip.
                                                 MtV9120
---------------------------------------------    ---------------    ----------------------------------------------------
ONU and CPE six-band VDSL application            MtV9273            Each chip-set consist of a single DSP / framer
                                                 MtV9143            chip, a single AFE chip and a single line driver
                                                 MtV9120            chip.
---------------------------------------------    ---------------    ----------------------------------------------------
WLAN access point or station                     MtW8171            Each chip-set consist of a single MAC / BB chip
                                                 MtW8151            and one or two RF chips.
---------------------------------------------    ---------------    ----------------------------------------------------

     Older products are approaching a point of obsolence, and as the market for those products diminishes we will slow or stop production of those products altogether.

CUSTOMERS

     Our customers for the DSL products, primarily telecommunications equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunications service providers. Since we commenced operations in 1993, we have shipped over fourteen million of our chips to our customers, or OEM partners, including ADC, Alcatel, ECI Telecom, Marconi, Motorola Wireline
Networks, Primeteck, RAD, Schmid, Tellion, Tellabs, TUT and others. These chips are used in telecommunications equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets, at any time.

     Our chipsets are being incorporated into the following systems:

     o    T1/El transmission equipment, which is used by telecommunications service providers to enable transmission speeds of 1.544 Mbps, for T1 lines, and 2.048 Mbps, for El lines;

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

     o    Ethernet based digital subscriber line access multiplexers (DSLAMs)
          and Ethernet switches, which are used to terminate tens of lines in a building basement or street cabinet and aggregate them onto a high-speed optical Ethernet link for transmission to the
          communications backbone;

     o    DSL network interface units, which are customer premises equipment that enable high-speed data transmission over the local loop;

     o    DSL-compatible routers, which are used to connect one or more personal computers to the local loop;

     o    DSL-integrated access device (IAD) that combine voice and data transport over single twisted pair; and

     o    DSL residential gateways and set-top boxes (STB) that combine Video,
          Voice and Data transport over single twisted pair.

     Our customers market their products to public and private
telecommunications service providers. These service providers include incumbent local exchange carriers or ILECs, CLECs and Internet service providers.

     We intend to sell our HT-WLAN products directly to original equipment manufacturers, or OEMs, who may include our chipsets in their products, and to original design manufacturers, or ODMs. These inlcude STB, TV, PVR, Routers and residential gateway manufacturers.

     The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                                       YEAR ENDED DECEMBER 31,
                                                    -----------------------------
                                                    2 0 0 6    2 0 0 5    2 0 0 4
                                                    -------    -------    -------
                                                           (IN THOUSANDS)
                                                    -----------------------------

       REVENUES:
       Korea                                        $ 4,070    $ 2,351    $ 6,348
       Malaysia                                           -      2,200        330
       Israel                                         2,185      2,021      2,520
       Taiwan                                             -      1,762        920
       United States                                  1,517      1,049      4,034
       Mexico                                             -          -         37
       Other foreign countries (mainly European)      6,704      5,146      7,923
                                                    -------    -------    -------

                                                    $14,476    $14,529    $22,112
                                                    =======    =======    =======

SALES AND MARKETING

     We have established a worldwide network of independent agents, sales representatives and distributors. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to our customers.

     We have sales representatives in the following countries:

     EUROPE: Germany, Italy.

     ASIA: Peoples Republic of China (Mainland China), Japan and South Korea.

     NORTH AMERICA: The United States.

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

     We intend to continue to invest resources in marketing communications efforts, including participation in trade shows and trade events and direct marketing campaigns. These efforts are directed at enhancing our brand recognition and building our reputation in the HT-WLAN market, as well as our customer service and responsiveness.

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

     As of April 30, 2007 our research and development staff consisted of 132 employees. Research and development activities take place at our facilities in
Yakum, Israel, and at the design center of our subsidiary in Atlanta, Georgia.
We intend to continue adding research and development personnel in the near future. We deploy standard procedures for the design, development and quality assurance of our new product developments.

     The Government of Israel, through the Office of the Chief Scientist of the
Israeli Ministry of Industry, Trade and Labor, encourages research and development projects. Since 1995, we received grants from the Office of the
Chief Scientist for the development of our products. In addition, we were engaged in a research project, under the sixth framework program of the European
Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See "Item 5--Operating and
Financial Review and Prospects--Operating Results--Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing products.

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

     We currently subcontract our semiconductor wafer manufacturing to Taiwan
Semiconductor Manufacturing Company in Taiwan, Jazz Semiconductor in USA, and to
Semiconductor Manufacturing International (Shanghai) Corp. in China. The
packaging and testing of our chipsets are performed by Singapore Technologies
Assembly and Test Services, Advanced Semiconductor Engineering Inc. in Taiwan,
and ASAT Ltd. in Hong Kong and China. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us. All of the fabrication, assembly and test facilities are ISO 9002 / QS9000 / SAC certified, or have a roadmap to comply with the above standards. Most of our chipsets are not manufactured by more than one contractor. In the event that one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the affected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

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

PROPRIETARY RIGHTS

     We rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. We do not currently own any registered trademarks or registered copyrights.

     In addition, our NML technology is protected by two patents in Israel and three patents in the United States. One of the two Israeli patents was issued in our favor following a settlement agreement we entered into with an opposing company. Most of our chipsets design is based on the NML technology. If that technology was not protected, or if it was deemed to be infringing on third party intellectual property rights, we would incur significant costs and competitive disadvantages in redesigning our products. We have filed seven additional utility patent applications in the United States and a PCT application (international application). The US utility applications may not result in any patent or patents being issued and, if issued, the patent or patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.
Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents. Our existing Israeli patents and one of our existing U.S. patents will expire in 2015. Our other two U.S. patents will expire in 2018.

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

     We believe our principal competitors in the DSL market for SDSL, HDSL2 and
G.SHDSL products includes Conexant, Infineon and Mindspeed. Our principal competition for VDSL based products include Conexant, Ikanos and Infineon. In addition to these competitors, there have been announcements by other integrated circuit companies that they intend to enter the VDSL chip set market, specifically ADSL IC companies targeting introduction of VDSL products.

     Our principal competitors for HT-WLAN based products include Atheros,
Broadcom, Marvell and Qualcomm Ralink.

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

     Further, some of our customers face competition from companies that design their own chipsets. Because these companies do not purchase all of their chipsets from suppliers such as us, if these competitors displace our customers, our customers would no longer need our chipsets, and our business would be seriously harmed.

     Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have preexisting relationships with our customers or potential customers. These competitors may compete effectively with us because in addition to the above-listed factors, they may introduce new technologies more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

     As time passes in both the DSL and wireless markets, we expect to be exposed to increasing price competition driven by the lowest cost providers of chipsets. We anticipate that average per unit selling prices of DSL and wireless chipsets will continue to decline as product technologies and technologies associated with the production of those products mature. In particular, our ability to introduce products into the wireless market could be hampered if we do not provide cost-competitive products. If we are unable to reduce our costs sufficiently to offset declines in the average per unit selling prices or are unable to introduce new higher performance products with higher average per unit selling prices, our operating results will be seriously harmed. Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chipsets in response to declining average per unit selling prices. Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition and may use our subcontractors manufacturing capacity causing us difficulties in supply from said manufaturers. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

C.   ORGANIZATIONAL STRUCTURE

     We have the following subsidiaries:

                                                       PROPORTION OF   PORTION OF
                                     COUNTRY OF          OWNERSHIP       VOTING
           NAME                    INCORPORATION         INTEREST      POWER HELD
-------------------------     -----------------------    --------       --------

METALINK INC.                      United States            100%          100%

METALINK ASIA PACIFIC LTD.             Korea                100%          100%

METALINK INTERNATIONAL LTD.    Republic of Seychelles       100%          100%

METALINK JAPAN K.K.                    Japan                100%          100%

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our headquarters and principal administrative, finance, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. The lease expires in September 2010. In the United
States, we lease approximately 4,000 square feet of office space in Atlanta,
Georgia. See also "Item 4 - Information on the Company - History and Development
of the Company." In South-Korea and China, we lease office space in Seoul and
Beijing, respectively. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future. The facilities are used primarily for product design, sales and administrative functions.

     Total rent expenses for the years ended December 31, 2006, 2005 and 2004 were $905,000 $1,121,000, and $1,044,000, respectively. The projected payments for 2007 are expected to be approximately $987,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     We are a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunications, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public, home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure.
Metalink's wireless solutions, MIMO-based WLANPLUS, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications.

     During the last few years we invested most of our research and development resources to developing high-throughput wireless local area network (HT-WLAN)
chipsets. We believe that leveraging our expertise in the wireline broadband silicon industry to enter the wireless silicon industry will provide us with the opportunity to tap a market with significant growth potential. Entering the wireless market successfully would permit us to expand our revenue beyond what would be possible competing solely in the wireline market.

     Accordingly, we have reallocated our research and development resources to address primarily the wireless LAN market. We believe that this reallocation of resources is reflected in our financial results and will continue to be reflected in our financial results unless and until we begin to realize revenues from the wireless LAN market.

     We continued shifting resources to our wireless solutions during 2005.
Towards the end of 2006 most of our R&D resources were focused on our wireless solution development.

     The 2001 decline in the telecommunications industry, at a time when we had begun expanding our R&D and other expenditures, caused an operating loss of
$15.7 million. During 2002, a time of even further industry declines, we cut expenditures, but still sustained an operating loss of $18.6 million. Our 2003 revenues more than doubled from 2002, and surpassed those of 2001, but we expanded our R&D efforts and the operating loss was $15.2 million. Revenues for
2004 were $22.1 million, almost 50% higher than in 2003. However, as we expanded our R&D and Sales and Marketing efforts, our operating loss narrowed only to
$14.3 million. Revenues for 2005 were $14.5 million, a 34% decrease from 2004.
The decrease was due to slowdown in the deployment of our products, mainly in
Asia Pacific. Operating loss increased to $17.5 million primarily due to the decline in revenues and to the increase in R&D expenses. Revenues for 2006 were
$14.5 million, the same level as revenues in 2005. Operating loss for 2006 was
$17.5 million, the same level as the operating loss of $17.5 million in 2005.

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

STOCK-BASED COMPENSATION

     In January 2006, we initially adopted SFAS No. 123(R), "Share-Based
Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), our net loss for the year ended December 31, 2006 includes $1,238,000 of compensation expenses related to the Company's share-based compensation awards.
Until the initial adoption of SFAS No. 123(R) we accounted for employees and directors stock-based compensation in accordance with Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and
in accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options.

CHANGES TO FINANCIAL ACCOUNTING STANDARDS

     On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for
Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN
48"), which clarifies the accounting for uncertainty in tax positions. This interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. We are currently evaluating the impact of FIN 48, but we do not expect the adoption of FIN 48 to have a material impact on our consolidated financial statements.

     In September 2006, the FASB issued Statement of Financial Accounting
Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but we do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.

     In February 2007, the FASB issued FASB No. 159, The Fair Value Option for
Financial Assets and Financial Liabilities - Including an Amendment of FASB
Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115,
Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates.

     A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs);
and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We do not expect the adoption of FASB No. 159 to have a material impact on our consolidated financial statements.

A.   OPERATING RESULTS

GENERAL

     REVENUES. Our revenues have been derived from sales of our chipsets to our customers with whom we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2006, four customers accounted for approximately 52% of our revenues.

     We sell our chipsets in Asia, Europe and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2006, approximately 59% of our sales were to customers in Europe and Israel, 31% in Asia and 10% in North
America.

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

     RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages certain research and development projects. In
2003, 2004, 2005 and 2006, we received grants from the Office of the Chief
Scientist for the development of our products. In addition, the European
Commission encourages research and development projects, which are performed as part of an international consortium. In 2004, 2005 and 2006, we received grants from the European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

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

     STOCK BASED COMPENSATION.

     In 2006 we initially implemented SFAS No. 123(R). The implementation of
SFAS No. 123(R) resulted in 2006 in stock-based compensation expenses of $1.2 million.

     FINANCIAL INCOME, NET. Financial income, net consists primarily of interest earned on marketable debt securities and certificates of deposits in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and bank commissions.

     TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 31% for the 2006 tax year. Following an amendment to the
Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26%
for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities)
derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

     The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations.

                                                         YEAR ENDED DECEMBER 31,
                                              ------------------------------------------
                                                 2004             2005           2006
                                              ----------      ----------      ----------

Revenues                                             100%            100%            100%
Cost of revenues:
     Costs and expenses                               53              47              49
     Royalties to the Government of Israel             3               3               3
                                              ----------      ----------      ----------
Total Cost of revenues                                56              50              52
                                              ----------      ----------      ----------
Gross profit                                          44              50              48
Operating expenses:
     Gross research and development                   86             139             141
     Royalty bearing grant                            19              24              20
                                              ----------      ----------      ----------
     Research and development, net                    67             115             121
     Sales and marketing                              30              40              34
     General and administrative                       11              15              14
     Non-cash compensation                             1               0               0
                                              ----------      ----------      ----------
Total operating expenses                             109             170             169
                                              ----------      ----------      ----------
Operating loss                                       (65)           (120)           (121)
Financial income, net                                  6               8               9
Net loss                                             (59)%          (112)%          (112)%
                                              ----------      ----------      ----------

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

     REVENUES. Revenues in 2006 were $14.5 million, the same as in 2005. In 2006 we faced an increase in demand for our SHDSL products in Europe, combined with an increase in deployment of our VDSL products in Asia Pacific, mainly in Korea, offset by a decrease in demannd for VDSL products in North America.

     COST OF REVENUES. Cost of revenues was $7.5 million in 2006, a minor decrease of $0.2 million compared with cost of revenues of $7.3 million in 2005.
In the forth quarter of 2006 we wrote off $1 million of inventory designated mainly for one customer, offset by non-refundable fees received from the same customer in the amount of $1 million. Cost of revenues as a percentage of revenues increased slightly to 52% in 2006 from 50% in 2005.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $20.5 million in 2006, an increase of $0.4 million compared with gross research and development expenses of $20.1 million in 2005. We maintained the same level of gross research and development expenses in 2006 as in 2005 primarily due to enhancement of our Wireless LAN products research and development efforts. Gross research and development as a percentage of revenues increased to 141% in 2006 from 139% in 2005. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief
Scientist and the European Commission, totaling $2.9 million in 2006 compared with $3.5 million in 2005, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $17.7 million in 2006, or 121% of revenues, compared with $16.6 million in 2005, or 115% of revenues.

     SALES AND MARKETING. Sales and marketing expenses were $4.9 million in
2006, a decrease of $0.9 million compared with sales and marketing expenses of
$5.8 million in 2005. This decrease is primarily attributable to a decrease in advertising and related expenses and personnel and related expenses. Sales and marketing expenses, as a percentage of revenues, were 34% in 2006 compared to
40% in 2005.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.0 million in 2006, a decrease of $0.3 million compared with general and administrative expenses of $2.3 million in 2005. General and administrative expenses as a percentage of revenues were 14% in 2006 compared to 15% in 2005.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.2 million in 2006 compared to amortization of deferred stock compensation of
$17,000 in 2005, an increase of $1.2 million. This increase is attributable to the initial adoption of SFAS No. 123(R), "Share-Based Payment". Stock-based compensation expenses as a percentage of revenues in 2006 were 8.3% compared to amortization of deferred stock based compensation as a percentage of revenues of
0.1% in 2005, the increase, as mentioned above, is attributable to the initial adoption of SFAS No. 123(R).

     FINANCIAL INCOME, NET. Financial income, net was $1.3 million in 2006, an increase of $0.1 million compared with financial income, net of $1.2 million in
2005.

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

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $20.1 million in 2005, an increase of $1.1 million compared with gross research and development expenses of $19 million in 2004. This increase is primarily attributable to enhancement of our Wireless LAN products research and development efforts, offset partially by a decrease in our DSL products research and development expenses which included the closure of one of our R&D sites in the U.S. Gross research and development as a percentage of revenues increased to
139% in 2005 from 86% in 2004 primarily attributable to the decrease in revenues volume, combined with an increase in gross research and development expenses mentioned above. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief
Scientist and the European Commission, totaling $3.5 million in 2005 compared with $4.1 million in 2004, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $16.6 million in 2005, or 115% of revenues, compared with $14.9 million in 2004, or 67% of revenues. The increase in research and development, net, as a percentage of revenue is primarily attributable to the decrease in revenues and to the increase in gross research and development expenses.

     SALES AND MARKETING. Sales and marketing expenses were $5.8 million in
2005, a decrease of $0.8 million compared with sales and marketing expenses of
$6.6 million in 2004. This decrease is primarily attributable to the decrease in revenues which resulted in lower commission expenses, combined with a decrease in personnel and related expenses. Sales and marketing expenses, as a percentage of revenues, were 40% in 2005 compared to 30% in 2004, primarily attributable to the decrease in revenues.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.3 million in 2005, a decrease of $0.2 million compared with general and administrative expenses of $2.5 million in 2004. General and administrative expenses as a percentage of revenues increased to 15% in 2005 from 11% in 2004, primarily attributable to the decrease in revenues.

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

     FINANCIAL INCOME, NET. Financial income, net was $1.2 million in 2005, a decrease of $0.2 million compared with financial income, net of $1.4 million in
2004. This change is primarily attributable to the decrease in total cash, short term and long term investments balance offset by an increase in general interest rates.

IMPACT OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

     The dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar.
Inflation in Israel has a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for substantially all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS, unless such inflation is offset by a devaluation of the NIS.

     In 2004 the NIS appreciated against the dollar at the rate of 1.6% while the rate of inflation was 1.2%. In 2005 the NIS depreciated against the dollar at the rate of 6.8% while the rate of inflation was 2.4%. In 2006 the NIS appreciated against the dollar at the rate of 8.2% while the rate of inflation decreased in 0.1%. We cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations could be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

     A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any revaluation of the NIS in relation to the dollar has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

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

CORPORATE TAX RATE

     Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the
Israeli Tax Ordinance, which came into effect on January 1, 2006, the Corporate
Tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of
Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the
"approved enterprise" status period, as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year. The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing, and of our accumulated tax loss carry-forwards (which totaled at approximately
$101.8 million at December 31, 2006), and based on the current tax system in
Israel, we do not anticipate being subject to income tax in Israel for the 2007 tax year. Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S., South Korean and Japanese subsidiaries and Chinese representative office are generally be subject to applicable domestic and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our
U.S. subsidiary had net loss carry-forwards of approximately $3.7 million available at December 31, 2006 for federal tax purposes. These carry-forwards are available to offset any future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

GOVERNMENT GRANTS

     ISRAELI GOVERNMENT GRANTS

     We conduct a substantial part of our research and development operations in
Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief
Scientist. The Office of the Chief Scientist provided us grants for research and development efforts of approximately $3.4 million for the year ended December
31, 2000 (27% of total research and development expenses), $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses),
$3.2 million for the year ended December 31, 2002 (21% of total research and development expenses), $3.4 million for the year ended December 31, 2003 (21% of total research and development expenses), $3.6 million for the year ended
December 31, 2004 (19% of total research and development expenses), $3.1 million for the year ended December 31, 2005 (15% of total research and development expenses), and $2.8 million for the year ended December 31, 2006 (14% of total research and development expenses).

     Since the grant program has the impact of lowering our research and development expenditures, and improving our operating margins, reduction in the
Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. Currently, we are obligated to pay royalties to the
Office of the Chief Scientist at the rate of 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 is 120% of the dollar-linked value of such grants. With respect to grants we received in 2003, 2004, 2005 and 2006, our aggregate payment amount is 100% of the dollar-linked value of such grants. In
2003, we were required by the Office of the Chief Scientist to perform at least
50% of our manufacturing in Israel. See "Item 5C- Research and Development,
Patents and Licenses, etc.- Grants from the Office of the Chief Scientist".

     The refund of the grants is contingent on future sales (or related services) and the Company has no obligation to refund these grants, if sales are not generated.

     We paid or accrued to the Office of the Chief Scientist $648,000 for the
year 2004, $392,000 for the year 2005 and $436,000 for the year 2006.

     EUROPEAN COMMISSION GRANTS

     In addition to the Office of the Chief Scientist benefit programs, in
January 2004 we launched a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. The European
Commission provided us grants for research and development efforts of approximately $0.5 million for the year ended December 31, 2004 (2.6% of total research and development expenses), approximately $0.4 million for the year ended December 31, 2005 (2% of total research and development expenses) and approximately $0.1 million for the year ended December 31, 2006 (0.5% of total research and development expenses).

B.   LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2006, we had cash and cash equivalents of $4.8 million, short-term investments of $18.3 million and long-term investments of $5.5 million. At December 31, 2005, we had cash and cash equivalents of $7.1 million, short-term investments of $20.1 million and long-term investments of $10.6 million. At December 31, 2004, we had cash and cash equivalents of $12.2 million, short-term investments of $16.2 million and long-term investments of
$22.6 million. In December 1999, we completed our initial public offering of
4,600,000 ordinary shares, from which we received net proceeds of approximately
$49.8 million. In March 2000, we completed our secondary offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

     Our total annual proceeds, net of royalties paid or accrued from royalty-bearing government grants was $40 million as of December 31, 2006, $21.2 million as of December 31, 2005, and $19.1 million as of December 31, 2004.

     Capital expenditures were $1.2 million for the year ended December 31,
2006, $1.3 million for the year ended December 31, 2005, and $1.5 million for the year ended December 31, 2004. These expenditures were principally for equipment and software for our research, development and manufacturing activities. We expect to invest additional resources in equipment and software.

     Net cash used in operating activities was $9.1 million for the year ended
December 31, 2006. Net cash used in operating activities during 2006 consisted primarily of net loss adjusted for non-cash activity including an increase in trade accounts payable and other payables and accrued expenses and by a decrease in trade account receivables, other receivable and prepaid expenses and in inventories. Net cash used in operating activities was $12.0 million for the year ended December 31, 2005. Net cash used in operating activities was $12.0 million for the year ended December 31, 2004.

     Net cash provided by investing activities was $5.6 million for the year ended December 31, 2006. $41.4 million cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in our treasury offset by $34.5 million cash used in purchase of marketable debt securities, and by $1.2 million that was used for the purchase of property and equipment. Net cash provided by investing activities was $6.2 million for the year ended
December 31, 2005, and $6.5 million in 2004. We hold treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates. We do not conduct interest rate or currency hedging activities.

     Net cash provided by financing activities was $1.1 million for the year ended December 31, 2006, $0.7 million for the year ended December 31, 2005, and
$1.1 million for the year ended December 31, 2004, all of which were primarily attributable to exercise of employees' options to acquire shares.

     We believe that cash generated from operations, our unused cash and short term investments balances, and the governmental support for research and development in Israel will provide sufficient cash resources to finance our operations and the projected expansion of our sales and marketing and research and development activities at least by the end of 2007. However, if our operations do not generate cash to the extent currently anticipated or if we grow more rapidly than currently anticipated, it is possible that we will require additional funds at some point in the future. As set forth above, we expect our revenues, which are derived solely from sale of our DSL chipsets, to continue to decline in the foreseeable future, as we devote our research and development resources to developing high throughput wireless LAN chipsets, from which we have not yet generated sales or revenue.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During the fiscal years 2004, 2005 and 2006, we spent $19 million, $20.1 million, and $20.5 million, respectively, on gross R&D expenses, or $14.9 million, $16.6 million, and $17.6 million, respectively, for R&D net of grants from the Office of the Chief Scientist and the European Commission. See "Item 4
- Information on the Company - Business Overview - Research and Development,"
"Item 4 - Information on the Company - Business Overview - Proprietary Rights"
and " - Operating Results."

GRANTS FROM THE OFFICE OF THE CHIEF SCIENTIST

     OVERVIEW. The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of
Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the
Law for the Encouragement of Industrial Research and Development, 1984, and the
regulations promulgated there under, commonly referred to as the "R&D Law".
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

     Under the R&D Law, research and development programs that meet specified criteria and are approved by the Research Committee of the Office of the Chief
Scientist are eligible for grants usually of up to 50% of certain approved expenditures of such programs, as determined by the Research Committee. In exchange, the recipient of such grants is required to pay the Office of the
Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment was supposed to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

     The royalty rates applicable to our programs range from 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 was 120% of the dollar-linked value of such grants. With respect to grants received in 2003, 2004, 2005 and 2006, our aggregate payment amount was 100% of the dollar-linked value of such grants.

     The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon a notification to the Office of the
Chief Scientist a portion of up to 10% of the manufacturing volume may be performed outside of Israel; furthermore, upon the approval of the Office of the
Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. Effective the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of
Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

     The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in
Israel without the approval of the Research Committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the
Office of the Chief Scientist's prior approval. The Office of the Chief
Scientist may approve the transfer of Chief Scientist-funded know-how outside
Israel, generally in the following cases:

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

D.   TREND INFORMATION

     VDSL2 STANDARDIZATION. In May 2005, the ITU introduced a new international standard for VDSL called VDSL2. In 2006, the roll out deployment of VDSL2 was primarily in Europe. Metalink does not have a VDSL2 compliant chipset, while three competitors (Conexant Ikanos and Infineon) have announced compliant devices. Thus, the widespread adoption of this standard might adversely impact future deployment of our current VDSL technology.

     CONTINUED INCREASE IN BROADBAND DEPLOYMENT SPEEDS. Telecom service providers continuously strive to improve and lower the price of their broadband services. For example, in Korea and Japan, broadband speeds have increased from
1-8 Mbps to 50-100 Mbps during the past six years. While this trend potentially increases the demand for VDSL products, other competing technologies such as PON are improving their price/performance ratio, and thus are being considered by some providers. In addition, the continuing price decline creates continuing price pressure on broadband equipment pricing, resulting in price pressure on broadband chip-set companies such as Metalink.

     HIGHER FUNCTIONALITY INTEGRATED INTO BROADBAND CPES. Introduction of
advanced services, while maintaining low broadband equipment cost, requires higher and higher integration levels of the broadband CPE chipsets and specifically VDSL CPE chipsets. Unlike many of our competitors, we do not have vast experience and a large product portfolio with respect to the integration of additional functions into xDSL CPE solutions.

     CONSOLIDATION IN THE BROADBAND IC MARKET. In 2004 we experienced consolidation in our market, as two of our principal competitors,
GlobespanVirata and Conexant, announced the completion of their merger. In 2006 we experienced another consolidation of Qualcomm Inc. and Airgo Networks Inc.
(Qualcomm acquired Airgo). If these mergers signal an industry trend, this trend may adversely effect our market share and might adversely effect our operational results. We may find ourselves competing with significantly larger companies.
The difference in size will probably benefit the larger companies which have broader sales and marketing channels, as well as greater capabilities to integrate several technologies such as xDSL, WLAN, networking, security and video processing into a single solution for the broadband home.

     In addition, our results of operations and financial condition may be affected by various other factors discussed in "Item 3(D): Risk Factors", including the length of our sales cycle, market acceptance of our products, changes in political, military or economic conditions in Israel and in the
Middle East, general slowing of local or global economies and decreased economic activity in the telecommunication industry.

     As set forth above, we expect our revenues, which are derived solely from sale of our DSL chipsets, to continue to decline in the foreseeable future, as we devote our research and development resources to developing high throughput wireless LAN chipsets, from which we have not yet generated sales or revenue.

E.   OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

                                                                                                   2010 AND
CONTRACTUAL OBLIGATIONS                                     TOTAL      2007      2008      2009   THEREAFTER
                                                            ------    ------    ------    ------    ------
Long-Term Debt Obligations

Operating lease obligations                                  3,888     1,104     1,042     1,001       741
Purchase obligations (vendors of equipment and services)     4,014     1,633     1,203     1,178         -
TOTAL CONTRACTUAL CASH OBLIGATIONS                           7,902     2,737     2,245     2,179       741

     We lease our motor vehicles under cancelable operating lease agreements, for periods through 2009. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $186,000 as of December 31,
2006.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers:

NAME                AGE                      POSITION
----               ----   ----------------------------------------------

Tvzi Shukhman       46    Chairman of the Board of Directors and Chief Executive
                          Officer

Itzik Ben-Bassat    39    Chief Operating Officer

David Pereg         38    Vice President, Corporate Development, Office
                          of the CEO

Yuval Ruhama        37    Chief Financial Officer

Barry Volinskey     37    Vice President, Marketing

Liat Hortig         35    Vice President, Human Resources

Bentsi Algazi       44    Vice President, Operations

Yaron Ashri         42    Vice President, Engineering, Wireless

Uzi Rozenberg       48    Director

Efi Shenhar         51    Director

Gideon Barak        46    Director

Naama Zeldis        44    Director

Joe Markee          54    Director

Meir Bar-El         63    Director

     TZVI SHUKHMAN, a co-founder of our company, has served as our Chief
Executive Officer and Chairman of our Board of Directors from our inception in
1992. Prior to May 1999, Mr. Shukhman also served as our President. From March
1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD
Data Communications and ECI Telecom. Prior thereto, Mr. Shukhman served in the
Israel Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has an M.Sc. from the Technion, Israel
Institute of Technology.

     ITZIK BEN-BASSAT joined Metalink as Chief Operating Officer in November
2006, with over 16 years of experience in the telecommunications, internet and video markets. Prior to joining Metalink, Mr. Ben-Bassat held various executive positions in publicly-traded companies, including Vice President of R&D and
Chief Technology Officer of Scopus during the past four years. Before that, he was Senior Director of Marketing at Gilat Satellite Networks for four years, following his position there as Director of R&D. Mr. Ben-Bassat's engineering career began in the elite technical unit of the Israel Defense Forces where he led one of the largest groups, and received Israel's Defense Award. He holds a
B.Sc. from the Technion, Israel Institute of Technology.

     DAVID PEREG has served as our Vice President, Corporate Development, Office of the CEO since 2004, and has key engineering positions, including Vice
President, Engineering since 1999. From 1990 to 1998, Mr. Pereg served as a project officer in the Israel Defense Forces, where he developed and supervised various projects in communications and digital signal processing. Mr. Pereg holds a B.Sc. Electrical Engineeringand and M.Sc. Electrical Engineering from
Tel Aviv University and is a graduate of the Advanced Management Program of
Harvard Business School.

     YUVAL RUHAMA was appointed as our Chief Financial Officer in January 2006, after previously serving as our Vice President of Finance from April 2005 to
December 2005, and Legal Director and Company Secretary from June 2000 to March
2005. Previously, Mr. Ruhama worked for one year at Weksler Bergman & Co.
Advocates, an Israeli law firm, and for four years at Somekh Chaikin, the
Israeli member firm of KPMG International. Mr. Ruhama holds a law degree and
B.A. in Accounting from Tel Aviv University, and an M.B.A. from Bar-Ilan
University.

     BARRY VOLINSKEY joined Metalink in September 2004. From 1999 to 2004,
Mr.Volinskey served as Vice President of Business Development at RFWaves, a
company focused on low cost radio ICs for consumer electronics. From 1993 to
1999, Mr. Volinskey served as an officer in the Israeli Defense Forces, where he managed a wide range of high-technology projects in computing and telecommunications. He holds a BSc. in Electronic Engineering from the Technion,
Israel Institute of Technology and an M.B.A. from Tel Aviv University.

     LIAT HORTIG joined Metalink in June 1999 and served as Recruitment Manager and Human Resources Manager for Israel, assuming her current position as Vice
President of Human Resources in November 2005. Before joining Metalink, Ms.
Hortig served as an Organizational Consultant for various companies. She holds a
B.A. in Psychology and Economics from Tel Aviv University and an M.A. in
Organizational Psychology from Bar Ilan University.

     BENTSI ALGAZI joined Metalink as Vice President, Operations in March 2007, with over 16 years experience in the electronics and telecommunications industry. Most recently, Mr. Algazi served as the Director of Supply Chain at
SuperDimension Ltd. For 10 years prior to that, Mr. Algazi was Director of
Operations at Gilat Satellite Networks and then the Gilat subsidiary in the
United States, Spacenet Inc. Previously, Mr. Algazi held senior engineering and purchasing positions at Intel Electronics. Mr. Algazi holds a B.Sc. in Physics &
Mathematics and an M.B.A.

     YARON ASHRI joined Metalink in January 2005. As of March 2007, Mr. Ashri serves as Vice President Engineering, Wireless, after 2 years of serving as
Assistant Vice President Engineering, Wireless Products. Prior to joining
Metalink, Mr. Ashri held executive positions in private and publicly-traded companies, including Vice President R&D of AlphaCell Wireless (an Emblaze
subsidiary) where he was responsible for the design and development of reach media cellular handsets and Vice President R&D of DSPC Systems (later acquired by Intel). Before that, Mr. Ashri served in several R&D positions, leading large-scale multi-disciplinary projects and development groups (in the areas of
Telecom and Signal Processing) in the elite R&D department of the Israel
Ministry of Defense. Mr. Ashri holds a B.Sc. in Electrical Engineering from the
Technion, Israel Institute of Technology.

     UZI ROZENBERG, a director and a major shareholder of our company since our inception, has served as a director from 1992 until 1997 and from August 1999 to the present. Mr. Rozenberg is also the founder and Chief Executive Officer of
USR Electronics Systems (1987) Ltd. since February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd.
from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

     EFI SHENHAR, a director of our company since our inception, is the
Corporate Chief Excecutive Officer & President of USR Group. Mr. Shenhar
currently serves as a member of the board of directors of USR Electronic Systems
(1987) Ltd. From March 1987 until February 2003, Mr. Shenhar has served as a
Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in Accounting and
Economics from Tel Aviv University and an M.B.A. from Herriot Watt University.
Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     GIDEON BARAK has served as a director since July 2004. Mr. Barak currently serves as a board member of Modem Art Ltd., and is a founder and Chairman of IXI
Mobile Inc. From 2000 to 2004 Mr. Barak served as a member of the board of
Widcomm Inc., which was acquired by Broadcom Corporation in 2004, and as a founder and chairman of Envara Inc., which was acquired by Intel in 2004. From
1999 till 2004, Mr. Barak served as a board member of RFWaves Ltd., which was acquired by Vishay in 2004. From 1995 till 1999, Mr. Barak served as the
Chairman of Butterfly VLSI, which was acquired by Texas Instruments in 1999.
From 1991 till 1994, Mr. Barak served as founder and CEO of DSP Communications
Ltd., which was sold to Intel in 2001. From 1988 till 1991, Mr. Barak served as
CFO of DSP Group. Mr. Barak holds a B.A. in economics and an M.B.A. from the
Tel-Aviv University.

     NAAMA ZELDIS has served as a director since December 2006. Ms. Zeldis has served as Chief Financial Officer of Netafim Ltd. since December 2005. From 2001 to 2005, Ms. Zeldis served as Chief Financial Officer of EDS Israel Ltd. From
1999 until 2001 Ms. Zeldis served as Chief Financial Officer of Radguard Ltd.
From 1992 until 1999 Ms. Zeldis served as Director of Finance of RAD data
Communications Ltd. Ms. Zeldis holds a B.A. in accounting from Tel-Aviv
University, M.B.A., specializing in Finance, and a B.A. in Economics, both from the Hebrew University in Jerusalem.

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

     MEIR BAR-EL has served as a director since November 2002. Mr. Bar-El currently serves as a director of Extra Plastic Ltd. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the
Manufacturers' Association of Israel, a General Director of the Israeli Plastics
& Rubber Industry, and a General Director of the Israeli Furniture Industries
Association. Mr. Bar-El also has served as a Director for the Wood Products &
Furniture Export Economic Company. Mr. Bar-El has a B.A. in Economics from the
Hebrew University in Jerusalem.

B.   COMPENSATION

     The aggregate remuneration we paid for the year ended December 31, 2006 to all executive officers as a group (12 persons), was approximately $1,531,000 in salaries, fees, commissions and bonuses. This amount includes approximately
$218,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

     Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended.
Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment. Regarding officers who are board members, see the discussion under the caption "Management
Employment Agreements" below.

C.   BOARD PRACTICES

CORPORATE GOVERNANCE PRACTICES

     We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the
Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions.
These matters are in addition to the ongoing listing conditions of the NASDAQ
Global Market and other relevant provisions of U.S. securities laws. Under the
NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We plan to follow Israeli practice rather than comply with the NASDAQ requirement to send an annual report to our shareholders prior to our annual meeting of shareholders.

     Under the NASDAQ rules, a majority of our directors are required to be
"independent directors" as defined in NASDAQ's rules. We are also required to have an audit committee, all of whose members are "independent directors" as defined in NASDAQ's rules. Six out of the seven members of our board of directors, namely, Messrs. Rozenberg, Shenhar, Barak, Markee and Bar-El and Ms.
Zeldis, are independent directors under the NASDAQ requirements. Messrs. Markee and Bar-El and Ms. Zeldis are the members of our audit committee.

     The NASDAQ rules require that director nominees be selected or recommended for the board's selection either by a committee composed solely of independent directors or by a majority of independent directors. The compensation of a company's chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors. These matters are approved by a majority of our independent directors.

BOARD OF DIRECTORS

     According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors.
The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property.
Our board of directors may consist of between four (4) and nine (9) directors and currently consists of seven directors.

     Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Zeldis has such expertise.

     Our directors are elected at annual meetings of shareholders by a vote of the holders of a majority of the ordinary shares voting thereon. Directors generally hold office until the next annual meeting of shareholders. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting.
The board of directors generally may temporarily fill vacancies in the board.

     A resolution proposed at any meeting of the board of directors is deemed adopted if approved by a majority of the directors present and voting on the matter.

EXTERNAL DIRECTORS

     QUALIFICATIONS OF EXTERNAL DIRECTORS

     Under the Israeli Companies Law, companies incorporated under the laws of
Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law.
The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with:

     o    the company;

     o    any entity controlling the company; or

     o    any entity controlled by the company or by its controlling entity.

          The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

     The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer and any officer of the company who reports directly to the chief executive officer.

     No person can serve as an external director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

     Until two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     ELECTION OF EXTERNAL DIRECTORS

     External directors are elected at meetings of shareholders by a vote of the holders of a majority of the ordinary shares voting thereon, provided that either:

     o    at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the external director's election; or

     o    the total number of shares of non-controlling shareholders that voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an external director is three years and may be extended for one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. Each committee of a company's board of directors that exercises a power of the board of directors is required to include at least one external director, except for the audit committee, which is required to include all the external directors.

     Our external directors are Meir Bare-El who was elected to a second three-year term in 2005, and Naama Zeldis who was elected to a three-year term in 2006.

COMMITTEES

     Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board has formed an audit committee.

AUDIT COMMITTEE

     Under the Israeli Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the external directors, but excluding:

     o    the chairman of our board of directors;

     o    a controlling shareholder or a relative of a controlling shareholder;
          and

     o    any director employed by us or who provides services to us on a regular basis.

     Under the Companies Law, the role of the audit committee is to identify flaws in the management of our business, including in consultation with the internal auditor and our independent accountants, to suggest remedial measures and to approve specified related party transactions. Under the Companies Law, the audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager.

     Our Audit Committee consists of Joe Markee, Naama Zeldis and Meir Bar-El.

     As required by the NASDAQ rules, our Audit Committee has adopted a formal written charter, which is available on our website at www.metalinkbb.com. Each of Messrs. Markee and Bar-El and Ms. Zeldis is "independent" under the applicable SEC and NASDAQ rules. In addition, the Board of Directors has determined that Ms. Zeldis qualifies as an "audit committee financial expert"
within the meaning of the SEC rules.

     Our Audit Committees' functions also include:

     o    Overseeing financial and operational matters involving accounting, corporate finance, internal and independent auditing, internal control over financial reporting, compliance, and business ethics.

     o    Overseeing other financial audit and compliance functions as assigned by the Board of Directors.

     o    Reviewing areas of potential significant financial risk to the
          Company.

     o    Authority to oversee the Company's independent registered public accounting firm and recommend to our shareholders to appoint or remove them.

     o    Sole authority to approve non-audit services to be performed by the independent registered public accounting firm.

     o    Providing an avenue of communications among the independent registered public accounting firm, management and the Board of Directors.

     o    Determining whether to approve "related party transactions"

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

NOMINATION POLICY

     It is our policy that our independent directors review and consider all candidates for nomination and election as directors who may be suggested by any director or executive officer of the Company. Our policy is also to refer to the
Independent Board for consideration any director candidate recommended by any stockholder if made in accordance with the Company's articles of association and applicable law.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

FIDUCIARY DUTIES OF OFFICE HOLDERS

     The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers.

     The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the circumstances. The duty of care includes a duty to use reasonable means to obtain:

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

     o    refrain from any activity that is competetive with the company;

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

     Under the Companies law, an extraordinary transaction is a transaction:

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

     If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, when a transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

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

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     EXCULPATION OF OFFICE HOLDERS

     Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

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

     We have obtained director's and officer's liability insurance. In addition we entered into indemnification and exculpation agreements with our directors and executive officers in accordance with our articles of association.

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

     Under the Companies Law, in a public company, such as Metalink, the company's chairman of the board may not be the person serving as its chief executive officer. However, the shareholders of the company may approve the service of the chief executive officer also as a chairman of the board for periods of up to three years at a time, provided, that either (1) at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively, or (2) the total number of the votes of non-controlling shareholders who voted against the matter does not exceed one percent of the aggregate voting rights in the company. Accordingly, in December
2006, our shareholders approved the service of Tzvi Shukhman as our chief executive officer and chairman of the board for an additional term of one (1)
year.

D.   EMPLOYEES

     As of April 30, 2007, we had 182 employees worldwide, of which 132 were employed in research and development, 19 in sales and marketing, 16 in management and administration, and 15 in operations and quality assurance. As of
April 30, 2007, 165 of our employees were based in Israel, 13 were based in the
United States and 4 were based in the Asia Pacific. We had 162 employees worldwide as of December 31, 2006. We had 154 employees worldwide as of December
31, 2005. We had 179 employees worldwide as of December 31, 2004. We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our chief executive officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

We are subject to labor laws and regulations in Israel in the United States and in Japan, China and Taiwan. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the
Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of
Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees is represented by a labor union and we have not experienced any work stoppages.

E.   SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of March 31, 2007. The percentage of outstanding ordinary shares is based on 19,879,661 ordinary shares outstanding as of March 31, 2007:

                         NUMBER OF           PERCENTAGE OF
                      ORDINARY  SHARES    OUTSTANDING ORDINARY
      NAME          BENEFICIALLY OWNED(1)       SHARES(2)      NUMBER OF OPTIONS
---------------        ------------           ------------        ------------

Tzvi Shukhman             5,733,306               28.8                 --
Uzi Rozenberg             4,775,348               24.0                 --
Itzik Ben-Bassat                  *                  *                  *
David Pereg                       *                  *                  *
Yuval Ruhama                      *                  *                  *
Ron Cates                         *                  *                  *
Liat Hortig                       *                  *                  *
Bentsi Algazi                     *                  *                  *
Barry Volinskey                   *                  *                  *
Yaron Ashri                       *                  *                  *
Efi Shenhar                       *                  *                  *
Gideon Barak                      *                  *                  *
Naama Zeldis                     --                 --                  *
Joe Markee                        *                  *                  *
Meir Bar-El                      --                 --                  *

------------------

*    Less than 1%.

(1)  Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2007.

(2)  Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of March 31, 2007, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

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

     As of March 31, 2007 options to purchase 4,264,969 ordinary shares under our share option plans were outstanding. As of March 31, 2007, an additional
2,126,508 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans. We may increase the number of ordinary shares reserved for issuance pursuant to options issuable under our plans.

STOCK PURCHASE PLAN

     In October 2000 we initiated our 2000 Employee Stock Purchase Plan
("ESPP"). The plan is implemented through consecutive offering periods with new offering periods commencing on the first trading day following the last day of the previous period, and continuing thereafter until terminated. The plan enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, whichever is lower. Participants were limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which was available for sale under the plan was 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 3/4% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan is administered by our board or a committee appointed by the board. The plan terminates on October 31, 2010. As of March 31, 2007, 329,080
ordinary shares had been issued under the ESPP, and an additional 108,143 ordinary shares are reserved for issuance. The last ESPP offering period ended in August 2004. In April 2005, the Board of Directors of the Company resolved to suspend the ESPP until further notice.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2007 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

                                                               PERCENTAGE OF
                                  NUMBER OF ORDINARY        OUTSTANDING ORDINARY
       NAME                  SHARES BENEFICIALLY OWNED(1)        SHARES(2)
-------------------                 ------------               ------------

Tzvi Shukhman(3)                      5,733,306                     28.8
Uzi Rozenberg(3)(4)                   4,775,348                     24.0

------------------

(1)  Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(2)  The percentage of outstanding ordinary shares is based on 19,879,661 ordinary shares outstanding as of March 31, 2007.

(3)  Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4)  The record holder of 1,000,000 shares out of the 4,775,348 is not Uzi
     Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

     As a result of the size of their share ownership, Messrs. Tzvi Shukhman and
Uzi Rozenberg, vote together, they could control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. See " -- Related Party Transactions".

     During the past three years, Mr. Shukhman has increased his ownership of our stock by 1,337,882 shares (approximately 7% of the currently outstanding shares) and Mr. Rozenberg has increased his ownership of our stock by 789,253 shares (approximately 4% of the currently outstanding shares).

     Except with respect to the major shareholders, the Company is not directly or indirectly controlled by any other corporation, foreign government or other natural or legal person.

RECORD HOLDERS

     As of March 31, 2007, we had 34 shareholders of record, of whom 26 were registered with addresses in the United States, representing approximately 35%
of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 35% of our outstanding ordinary shares as of said date).

B.   RELATED PARTY TRANSACTIONS

     None.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18 below - "Financial Statements".

OTHER FINANCIAL INFORMATION

     In the year ended December 31, 2006 the amount of our export sales was approximately $12.3 million, which represents 85% of our total sales.

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

     The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration, and the former employee filed a motion petitioning the Court to appoint an arbitrator. We filed a claim in which we sought a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. The
Court resolved in June 2006, to dismiss either our or the former employee's claims as discussed in this paragraph herein. Furthermore in August 2006, the
Court ordered us and the former employee to appoint an additional arbitrator who will adjudicate the second phase of the arbitration together with the current arbitrator.

     In March 2007, the Court appointed arbitrators to perform the arbitration process, and the former employee filed a motion to the arbitrators to set the arbitration meetings.

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

B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

                                 LISTING DETAILS

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the NASDAQ Global Market for the periods indicated:

        FIVE MOST RECENT YEARS              HIGH       LOW
        ----------------------            --------   --------

2002                                      $   6.50   $   1.71
2003                                      $   8.32   $   2.74
2004                                      $   9.05   $   4.20
2005                                      $   5.72   $   3.85
2006                                      $   6.49   $   4.36

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD

Second Quarter 2005                       $   4.93   $   4.17
Third Quarter 2005                        $   4.71   $   3.95
Fourth Quarter 2005                       $   4.98   $   3.85
First Quarter 2006                        $   5.18   $   4.36
Second Quarter 2006                       $   6.49   $   5.00
Third Quarter 2006                        $   5.99   $   5.13
Fourth Quarter 2006                       $   6.23   $   5.10
First Quarter 2007                        $   6.76   $   5.70
Second Quarter 2007 (through May 25)      $   6.74   $   5.68

           MOST RECENT SIX MONTHS

November 2006                             $   5.90   $   5.48
December 2006                             $   6.23   $   5.81
January 2007                              $   6.27   $   5.70
February 2007                             $   6.21   $   6.04
March 2007                                $   6.76   $   5.85
April 2007                                $   6.74   $   6.12
May 2007 (through May 25)                 $   5.96   $   5.68

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the
Bank of Israel:

                                               HIGH                  LOW
                                           --------------       --------------
       FIVE MOST RECENT YEARS                $       NIS          $       NIS
                                           ----     -----       ----      ----

2002                                       6.33     28.59       1.67      8.00
2003                                       8.48     38.39       2.55     12.11
2004                                       9.37     41.03       4.09     18.24
2005                                       5.81     25.31       3.93     17.71
2006                                       6.42     28.48       4.40     20.77

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD

Second Quarter 2005                        4.86     21.27       4.22     18.49
Third Quarter 2005                         4.63     21.02       3.93     17.71
Fourth Quarter 2005                        5.14     23.61       3.90     18.06
First Quarter 2006                         5.22     24.00       4.40     20.77
Second Quarter 2006                        6.42     28.48       4.96     22.53
Third Quarter 2006                         6.03     26.47       5.13     22.12
Fourth Quarter 2006                        6.26     26.30       5.22     22.25
First Quarter 2007                         6.78     28.41       5.62     23.75
Second Quarter 2007 (through May 25)       7.08     29.29       5.67     22.68

          MOST RECENT SIX MONTHS

November 2006                              5.89     25.01       5.48     23.45
December 2006                              6.26     26.30       5.37     22.69
January 2007                               6.27     26.50       5.62     23.75
February 2007                              6.25     26.50       6.16     25.78
March 2007                                 6.78     28.41       5.85     24.70
April 2007                                 7.08     29.29       6.17     24.78
May 2007 (through May 25)                  6.03     24.33       5.67     22.68

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares began trading on the NASDAQ Global Market on December
2, 1999 under the symbol "MTLK". Prior to that date, there had been no market for our ordinary shares. As of December 3, 2000, our ordinary shares began trading also on the Tel Aviv Stock Exchange under the symbol "MTLK."

D.   SELLING SHAREHOLDERS.

     Not applicable.

E.   DILUTION.

     Not applicable.

F.   EXPENSES OF THE ISSUE.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     Incorporated by reference to the Company's Annual Report on Form 20-F for fiscal year 2001.

CHANGE OF CONTROL

     There are no specific provisions of our Memorandum or Articles of
Association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, certain provisions of the Companies Law may have such effect.

     The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

     None.

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
Pursuant to the amendment, a company's facility will be granted the status of
"Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the
Israeli gross domestic product. The amendment provides that the Israeli Tax
Authority and not the Investment Center will be responsible for an approved enterprise under the alternative package of benefits, referred to as a benefited enterprise. A company wishing to receive the tax benefits afforded to a benefited enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the
Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a benefited enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the benefited enterprise and having completed a cooling-off period of no less than three years from the company's previous year of commencement of benefits under the Investments Law.

     Pursuant to the amendment, a company with a benefited enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the benefited enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a benefited enterprise, as applicable to us, are determined according one of the following new tax routes:

     o    Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the benefited enterprise within Israel, and a reduced corporate tax rate of 10% to
          25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the benefited enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the benefited enterprise.

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

     The amendment changes the definition of "foreign investment" in the
Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

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

     CAPITAL GAINS TAX

     Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including our ordinary shares, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise.
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
Additionally, if such shareholder is considered a "Significant Shareholder" at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments
Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

     TAXATION OF NON-RESIDENTS ON RECEIPT OF DIVIDENDS

     On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to
Israeli income tax on the receipt of dividends paid on our ordinary shares, which tax will be withheld at source at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the
12-month period preceding such distribution, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an approved enterprise under the Investments Law, the maximum tax will be 12.5%
if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company's gross income consists of interest or dividends. Dividends paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an approved enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.

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

     o    a citizen or individual resident of the United States;

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

     o    a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a
          United States person.

     This summary is not a comprehensive description of all of the tax considerations that may be relevant to each individual investor's decision to purchase, sell or hold ordinary shares. We recommend that owners of our ordinary shares consult their own tax advisers with respect to the U.S. federal, state and local tax consequences, as well as non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares applicable to their particular tax situations.

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

     o    holders owning directly, indirectly or by attribution shares having at least 10% of the total voting power of all our shares;

     o    taxpayers whose functional currency is not the U.S. dollar; and

     o    taxpayers who acquire our ordinary shares as compensation.

     This discussion does not address any aspect of United States federal gift or estate tax or state or local tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold our ordinary shares through a partnership or other pass-through entity. Material aspects of
United States federal income tax relevant to a Non-U.S. Holder, are also discussed below. In general, a Non-U.S. Holder is a beneficial owner of our ordinary shares who or that is for United States federal income tax purposes:(i)
a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or, (iii) an estate or trust that is not a U.S. Holder. Each prospective investor is advised to consult such person's own tax adviser with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

     TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

     We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the ordinary shares. Pursuant to current legislation that is scheduled to expire for taxable years beginning after
December 31, 2010, dividend income generally will be taxed to individual taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements (including a requirement that we are not a
PFIC in the year of the dividend or in the preceding year) are satisfied.
Dividends received after 2010 will be taxable as ordinary income.

     Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of the U.S.
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

     Any days during which a U.S. Holder has substantially diminished his or its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations.

     TAXATION OF THE DISPOSITION OF ORDINARY SHARES

     Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S.
Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of such shares, and the amount realized on the disposition. A disposition of the ordinary shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss, unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Long-term capital gains of individuals are eligible for reduced rates of taxation.

     Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally is treated under the United States
Internal Revenue Code as United States source income or loss for United States foreign tax credit purposes and thus a U.S. Holder ordinarily would not be entitled to claim a foreign tax credit for taxes paid to Israel with respect to gains. However, under the U.S.- Israel Tax Treaty, gains derived from the sale, exchange or other disposition of our ordinary shares are considered to be from
Israeli sources, and a U.S. Holder who is entitled to claim the benefits of such treaty is permitted to claim a foreign tax credit for taxes paid to Israel with respect to such sale, exchange or disposition, subject to the limitations on foreign tax credits under U.S. federal income tax law. The U.S. Israel Tax
Treaty does not relate to state or local taxes. (See Israeli Tax -- Application of the U.S.-Israel Tax Treaty to Capital Gains Tax).

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

     PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     If we are characterized as a PFIC for United States federal income tax purposes, adverse tax consequences can arise for our shareholders. Generally a foreign corporation is treated as a PFIC if either (i) 75% or more of its gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which such corporation is considered to own 25%
or more by value of the shares, is passive income, or (ii) 50% or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company in which such corporation is considered to own 25% or more by value of the shares, produce, or, are held for the production of, passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.

     We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005 or 2006. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so.

     The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. However, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder, even if in later taxable years the foreign corporation ceases to satisfy the test to be a PFIC, unless the shareholder makes any of certain elections. As described below, those elections include a
"qualified electing fund", or QEF, election and a mark-to-market election.

     A U.S. Holder who is subject to the PFIC rules and who does not make a QEF election or a mark to-market election will be subject to the following rules:

     o    gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, the ordinary shares will be taxable as ordinary income;

     o    the U.S. Holder will be required to allocate such dividend income and/or disposition gain ratably over such shareholder's entire holding period for such ordinary shares;

     o    the amount allocated to each year other than the year of the dividend payment or disposition will be subject to tax at the highest applicable tax rate, and an interest charge will be imposed with respect to the resulting tax liability;

     o    the U.S. Holder will be required to file an annual return on IRS Form
          8621 regarding distributions received on, and gain recognized on dispositions of, our shares; and

     o    any U.S. Holder who acquired our ordinary shares upon the death of a shareholder will not receive a step-up in the tax basis of those shares to fair market value. Instead such U.S. Holder beneficiary will have a tax basis equal to the decedent's basis, if lower.

     In the case of a U.S. Holder that made, or, as described below, is treated as having made, a QEF election for the first taxable year the U.S. Holder owns our ordinary shares and we are a PFIC (that taxable year hereafter being referred to as the "First PFIC Year"), the following United States federal income tax consequences will arise:

     o    the U.S. Holder will be required for each taxable year in which we are a PFIC to include in income a pro-rata share of our (i) net ordinary earnings as ordinary income (which is not eligible for any 15% maximum tax rate applicable to certain dividends) and (ii) net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

     o    the U.S. Holder will not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gains; and

     o    the U.S. Holder will not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

     The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in
Philadelphia, Pennsylvania. Continuation of a QEF election requires ongoing annual filing of the PFIC annual information statement that we provide. Even if a QEF election is not made, a shareholder in a PFIC who is a United States person must file a completed IRS Form 8621 every year. During January 2002, 2003 and 2004, we sent to our shareholders the required information to report income and gain under a QEF election - a "PFIC ANNUAL INFORMATION STATEMENT" for the years 2001, 2002, and 2003 respectively.

     We did not have net ordinary earnings or net capital gain for our 2001-2003 taxable years. Therefore, any U.S. Holder who made a timely QEF election for those periods was not required to include any amount in income in those years as a result of such election.

     Any U.S. Holder who would like to receive a PFIC ANNUAL INFORMATION
STATEMENT for years 2001, 2002 and/or 2003 can contact Mr. Yaron Malka, Metalink
Ltd., Yakum Business Park, Yakum 60972, Israel.

     Alternatively, a U.S. Holder can elect to mark our ordinary shares to market annually, recognizing as ordinary income or loss each year that we are a
PFIC and the shares are either held or are disposed of, an amount equal to the difference between the U.S. Holder's adjusted tax basis in our ordinary shares and their fair market value or amount realized. Losses would be allowed only to the extent of net mark-to-market gain included in income by the U.S. Holder for prior taxable years pursuant to the mark-to-market election. As with the QEF election, a U.S. Holder who makes a mark-to-market election with respect to our shares would not be subject to deemed ratable allocations of distributions or gain, the interest charge, and the denial of basis step-up at death described above (except for the first year such election applies, if that is not the First
PFIC Year). Subject to our shares ever ceasing to be marketable, a mark-to-market election is irrevocable without the consent of the IRS.

     As noted above, once stock in a foreign corporation is stock in a PFIC in the hands of a particular United States shareholdewr, it remains stock in a PFIC in the hands of that shareholder, even if in later taxable years the foreign corporation ceases to satisfy the test to be a PFIC, unless the shareholder makes a QEF election or the mark-to-market election.

     If a United States shareholder makes a QEF election for the First PFIC
Year, and if in any later year the foreign corporation does not satisfy the test to be a PFIC, the PFIC rules do not apply to the stock of that shareholder in that year. However, if the foreign corporation subsequently becomes a PFIC in a later taxable year, the QEF rules once again will apply to that stock. A United
States shareholder who or that did not make a QEF election in the First PFIC
Year may make a QEF election in a later taxable year, and if the United States shareholder also makes another election, sometimes called a "purging" election, pursuant to which the United States shareholder may be required to pay additional tax and interest, the United States shareholder will be treated as having made a QEF election in the First PFIC Year.

     If a United States shareholder makes the mark-to-market election for the stock in a PFIC, the stock will cease to be stock in a PFIC in any later year the foreign corporation does not satisfy the test to be a PFIC. However, if the foreign corporation subsequently becomes a PFIC in a later taxable year, the mark-to-market rules once again will apply to that stock. If a United States person makes a mark-to-market election after the First PFIC Year, his or its mark-to-market gain, if any, will be subject to the PFIC rules that apply when there is no special election, described above, but those rules will not thereafter apply in subsequent taxable years.

     We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005 or 2006. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001,
2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, 2005 or 2006 (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a
PFIC) and did not and does not make a QEF election effective for the First PFIC
Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

     U.S. HOLDERS OF OUR SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS
ABOUT THE PFIC RULES, INCLUDING THE ADVISABILITY, PROCEDURE AND TIMING OF MAKING
A QEF OR MARK-TO-MARKET ELECTION WITH RESPECT TO THEIR HOLDING OF OUR ORDINARY
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

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENTS BY EXPERTS.

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange
Act of 1934, as amended, applicable to foreign private issuers and fulfill our obligations with respect to such requirements by filing reports with the
Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and
Exchange Commission's public reference room at 100 F Street, N.E., Washington,
D.C. 20549. Copies of such material may be obtained by mail from the Public
Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at
l-800-SEC-0330 for further information on the public reference room.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and
"short-swing" profit recovery provisions contained in Section 16 of the Exchange
Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

     Notwithstanding the foregoing, we solicit proxies and furnish proxy statements for all meetings of shareholders pursuant to NASDAQ Marketplace Rule
4350(g), a copy of which proxy statement is filed promptly thereafter with the
SEC under Current Report on Form 6-K. However, in accordance with Rule
4350(a)(1) of the Rules of Corporate Governance of The NASDAQ Stock Market,
Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in
Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site
(www.metalinkbb.com) as soon as practicable following the filing of the Annual
Report on Form 20-F with the SEC.

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

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2006 and December 31, 2005, we did not own any
market risk sensitive instruments, other than instruments that can be affected by changes in interest rates. Our financial instuments were not held for trading. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Item 3--Key
Information--Risk Factors--Risks Relating to our location in Israel".

     For additional qualitative disclosure see Item 5 - "Impact of Inflation and
Foreign Currency Fluctuations".

     Had the NIS exchange rate versus the US dollar been appreciated by 10%, operating loss for 2006 would have been increased from current operating loss of
$17.5 million to $19.2 million, an increase of approximately $1.7 million.

INTEREST RATE RISK

     Our exposure to market risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist primarily of, certificates of deposits and marketable debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December
31, 2006. We manage our exposure to interest rate risk by varying the maturities of the instruments that we purchase, with the objective of capital preservation and generation of income.

The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:

                                   Short-Term
                           (U.S. dollars in thousands)

MARKETABLE DEBT SECURITIES                                    MATURITY DATE AT YEAR 2007

U.S. dollar debt securities and certificates
of deposit with fixed interest rate                                     18,317

Weighted Average Interest Rate                                            4.75%

                                    Long-Term
                           (U.S. dollars in thousands)

MARKETABLE DEBT SECURITIES                                    MATURITY DATE AT YEAR 2008-ON

U.S. dollar debt securities and certificates
of deposit with fixed interest rate                                      5,520

Weighted average interest rate                                            5.12%

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
         PROCEEDS

     Not applicable

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Our principal executive and principal financial officers have concluded that, as of the end of the last fiscal year, the Company's disclosure controls and other procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit to the Securities and Exchange Commission under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the
Securities and Exchange Commission's rules and forms and that such information was accumulated and communicated to our management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Ms. Naama Zeldis, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations. Ms.
Zeldis also qualifies as an "independent director" under the NASDAQ rules.

ITEM 16B. CODE OF ETHICS

     In April 2004, we adopted Code of Business Conduct and Ethics (the "Code")
that applies to the Company's employees and direrctors. The Code is available on our website. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from our legal department, tel: +972-9-9605555.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT FEES. Brightman Almagor & Co., Certified Public Accountants (Israel),
a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $40,000, for 2006 and 2005 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

     TAX FEES. For 2006 and 2005, our principal accountant billed us aggregate amounts of approximately $4,000 and $0, respectively, for services relating to tax compliance, tax advice and tax planning.

     ALL OTHER FEES. For 2006 and 2005 our principal accountant billed us aggregate amounts of approximately $0 and $4,000, respectively for services relating to the Sarbanes Oxley Act implementation.

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

ITEM 18. FINANCIAL STATEMENTS

     The following consolidated financial statements and related auditors'
report for the year ended December 31, 2006 attached hereto as part of this annual report.

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

1.2*           Articles of Association, as amended (incorporated herein by
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

8              List of Subsidiaries.

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
                             AS OF DECEMBER 31, 2006

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       PAGE
                                                                       ----

Report of Independent Registered Public Accounting Firm                 F-2

Consolidated Balance Sheets as of December 31, 2006 and 2005            F-3

Consolidated Statements of Operations
   for the years ended December 31, 2006, 2005 and 2004                 F-4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2006, 2005 and 2004              F-5 - F-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2006, 2005 and 2004              F-7 - F-8

Notes to Consolidated Financial Statements                           F-9 - F-27

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink Ltd.
("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S.
generally accepted accounting principles.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
January 30, 2007

                                     F - 2

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                 -------------------------
                                                                  2 0 0 6         2 0 0 5
                                                                 ---------       ---------
                                                                      (IN THOUSANDS)
                                                                 -------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                      $   4,775       $   7,134
  Short-term investments (Note 3)                                   18,317          20,142
  Trade accounts receivable                                          2,025           2,880
  Other receivables (Note 10)                                          422           1,498
  Prepaid expenses                                                     584             695
  Inventories (Note 4)                                               3,171           4,250
                                                                 ---------       ---------
     Total current assets                                           29,294          36,599
                                                                 ---------       ---------

LONG-TERM INVESTMENTS (Note 3)                                       5,520          10,589
                                                                 ---------       ---------

SEVERANCE PAY FUND (Note 6)                                          1,955           1,802
                                                                 ---------       ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                                 3,517           3,863
                                                                 =========       =========
     Total assets                                                $  40,286       $  52,853
                                                                 =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                         $   2,280       $   1,639
  Other payables and accrued expenses (Note 10)                      4,058           3,862
                                                                 ---------       ---------
     Total current liabilities                                       6,338           5,501
                                                                 ---------       ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                       3,065           2,747
                                                                 ---------       ---------

SHAREHOLDERS' EQUITY (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued and outstanding
    20,653,826 and 20,358,373 shares as of
    December 31, 2006 and 2005, respectively)                          614             607
  Additional paid-in capital                                       133,119         130,810
  Deferred stock-based compensation                                      -              (6)
  Accumulated other comprehensive loss                                 (52)           (228)
  Accumulated deficit                                              (92,913)        (76,693)
                                                                 ---------       ---------
                                                                    40,768          54,490
                                                                 ---------       ---------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2006 and 2005                                      (9,885)         (9,885)
                                                                 ---------       ---------
  Total shareholders' equity                                        30,883          44,605
                                                                 =========       =========
       Total liabilities and shareholders' equity                $  40,286       $  52,853
                                                                 =========       =========

    The accompanying notes are an integral part of the financial statements.

                                     F - 3

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------
                                                            2 0 0 6            2 0 0 5            2 0 0 4
                                                          ------------       ------------       ------------
                                                             (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                          --------------------------------------------------

Revenues (Note 11)                                        $     14,476       $     14,529       $     22,112
                                                          ------------       ------------       ------------
Cost of revenues (Note 11):
  Costs and expenses (excluding non-cash
    compensation of $0, $0 and $36, respectively)                7,071              6,938             11,637
  Royalties to the Government of Israel (Note 7)                   436                392                648
                                                          ------------       ------------       ------------
      Total cost of revenues                                     7,507              7,330             12,285
                                                          ============       ============       ============

   GROSS PROFIT                                                  6,969              7,199              9,827

Operating expenses:
  Gross research and development (excluding non-cash
    compensation of $0, $0 and $40, respectively)               20,498             20,117             18,950
  Less - Royalty bearing and other grants                        2,882              3,477              4,083
                                                          ------------       ------------       ------------
  Research and development, net                                 17,616             16,640             14,867
                                                          ------------       ------------       ------------
  Selling and marketing (excluding non-cash
    compensation of $6, $17 and $109, respectively)              4,892              5,765              6,566
  General and administrative (excluding non-cash
    compensation of $0, $0 and $21, respectively)                1,985              2,254              2,471
  Non-cash compensation                                              -                 17                206
                                                          ------------       ------------       ------------
      Total operating expenses                                  24,493             24,676             24,110
                                                          ============       ============       ============

   OPERATING LOSS                                              (17,524)           (17,477)           (14,283)

Financial income, net                                            1,304              1,189              1,352
                                                          ------------       ------------       ------------

   NET LOSS                                               $    (16,220)      $    (16,288)      $    (12,931)
                                                          ============       ============       ============

Loss per ordinary share:
  Basic                                                   $      (0.83)      $      (0.84)      $      (0.68)
                                                          ============       ============       ============
  Diluted                                                 $      (0.83)      $      (0.84)      $      (0.68)
                                                          ============       ============       ============

Shares used in computing loss per ordinary share:
  Basic                                                     19,625,316         19,350,625         19,140,706
                                                          ============       ============       ============
  Diluted                                                   19,625,316         19,350,625         19,140,706
                                                          ============       ============       ============

    The accompanying notes are an integral part of the financial statements.

                                     F - 4

                                              METALINK LTD.

                    STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                                    (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                               ACCUMULATED
                                                   NUMBER OF      NUMBER OF                     ADDITIONAL       DEFERRED         TREASURY        OTHER                           TOTAL
                                                  OUTSTANDING     TREASURY        SHARE          PAID-IN        STOCK-BASED         STOCK      COMPREHENSIVE     ACCUMULATED  COMPREHENSIVE
                                                     SHARES        SHARES        CAPITAL         CAPITAL        COMPENSATION      (AT COST)    INCOME (LOSS)       DEFICIT     INCOME (LOSS)       TOTAL
                                                   ----------      -------      ----------      ----------       ----------       --------      ----------       ---------      ----------       ----------

 BALANCE AT
    DECEMBER 31, 2003                              19,855,317      898,500             596         129,005             (209)        (9,885)            268         (47,474)                          72,301

 Changes during 2004:
 Exercise of employee options and shares              309,431            -               7           1,094                -              -               -               -               -            1,101
 Exercise of consultant options                        10,000            -               -              18                -              -               -               -               -               18
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -              17              (17)             -               -               -               -                -
 Amortization of deferred stock-based
    compensation                                            -            -               -               -              206              -               -               -               -              206
 Other comprehensive income:
   Unrealized loss on marketable securities                 -            -               -               -                -              -            (405)              -            (405)            (405)
Loss for the year                                           -            -               -               -                -              -               -         (12,931)        (12,931)         (12,931)
                                                   ----------      -------      ----------      ----------       ----------       --------      ----------       ---------      ----------       ----------
Total comprehensive loss                                                                                                                                                        $  (13,336)
                                                                                                                                                                                ==========

 BALANCE AT
    DECEMBER 31, 2004                              20,174,748      898,500      $      603      $  130,134       $      (20)      $ (9,885)     $     (137)      $ (60,405)                      $   60,290

 Changes during 2005:
 Exercise of employee options                         183,625            -               4             673                -              -               -               -                              677
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -               3               (3)             -               -               -               -                -
 Amortization of deferred stock-based
    Compensation                                            -            -               -               -               17              -               -               -               -               17
 Other comprehensive income:
   Unrealized loss on marketable securities                 -            -               -               -                -              -             (91)              -             (91)             (91)
Loss for the year                                           -            -               -               -                -              -               -         (16,288)        (16,288)         (16,288)
                                                   ----------      -------      ----------      ----------       ----------       --------      ----------       ---------      ----------       ----------
Total comprehensive loss                                                                                                                                                        $  (16,379)
                                                                                                                                                                                ==========

                                                   20,358,373      898,500      $      607      $  130,810       $       (6)      $ (9,885)     $     (228)      $ (76,693)                      $   44,605
                                                   ==========      =======      ==========      ==========       ==========       ========      ==========       =========                       ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 5

                                  METALINK LTD.

   STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                               ACCUMULATED
                                                   NUMBER OF      NUMBER OF                     ADDITIONAL       DEFERRED         TREASURY        OTHER                          TOTAL
                                                  OUTSTANDING     TREASURY        SHARE          PAID-IN        STOCK-BASED         STOCK      COMPREHENSIVE    ACCUMULATED   COMPREHENSIVE
                                                     SHARES        SHARES        CAPITAL         CAPITAL        COMPENSATION      (AT COST)    INCOME (LOSS)       DEFICIT     INCOME (LOSS)       TOTAL
                                                   ----------      -------      ----------      ----------       ----------       --------      ----------       ---------      ----------       ----------

 BALANCE AT
    DECEMBER 31, 2005                              20,358,373      898,500      $      607      $  130,810       $       (6)      $ (9,885)     $     (228)     $  (76,693)                      $   44,605

 Changes during 2006:
 Exercise of employee options                         295,453            -               7           2,309                -              -               -               -                            2,316
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -               -                -              -               -               -               -                -
 Amortization of deferred stock-based
    Compensation                                            -            -               -               -                6              -               -               -               -                6
 Other comprehensive income:
   Unrealized gain on marketable securities                 -            -               -               -                -              -             176               -             176              176
Loss for the year                                           -            -               -               -                -              -                -        (16,220)        (16,220)         (16,220)
                                                   ----------      -------      ----------      ----------       ----------       --------      ----------       ---------      ----------       ----------
Total comprehensive loss                                                                                                                                                        $  (16,044)
                                                                                                                                                                                ==========
 BALANCE AT
    DECEMBER 31, 2006                              20,653,826      898,500      $      614      $  133,119       $        -       $ (9,885)     $      (52)      $ (92,913)                      $   30,883
                                                   ==========      =======      ==========      ==========       ==========       ========      ==========       =========                       ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 6

                                              METALINK LTD.

                                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------
                                                                          2 0 0 6        2 0 0 5        2 0 0 4
                                                                         --------       --------       --------
                                                                                     (IN THOUSANDS)
                                                                         --------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                 $(16,220)      $(16,288)      $(12,931)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                                   7,154          4,339          1,359
                                                                         --------       --------       --------
NET CASH USED IN OPERATING ACTIVITIES                                      (9,066)       (11,949)       (11,572)
                                                                         --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits       (34,492)       (14,648)       (16,218)
Proceeds from maturity and sales of marketable debt securities and
   certificates of deposits                                                41,366         22,091         24,189
Purchase of property and equipment                                         (1,245)        (1,276)        (1,504)
                                                                         --------       --------       --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                   5,629          6,167          6,467
                                                                         --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net               1,078            677          1,119
                                                                         --------       --------       --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                   1,078            677          1,119
                                                                         ========       ========       ========

Increase (decrease)  in cash and cash equivalents                          (2,359)        (5,105)        (3,986)
Cash and cash equivalents at beginning of year                              7,134         12,239         16,225
                                                                         --------       --------       --------
Cash and cash equivalents at end of year                                 $  4,775       $  7,134       $ 12,239
                                                                         ========       ========       ========

    The accompanying notes are an integral part of the financial statements.

                                     F - 7

                                              METALINK LTD.

                            APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                              2 0 0 6      2 0 0 5       2 0 0 4
                                                              -------      -------       -------
                                                                        (IN THOUSANDS)
                                                              ----------------------------------

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                               $ 1,591      $ 2,004       $ 2,020
  Amortization of marketable debt securities and deposit
   premium and accretion of discount                              176          577           786
  Increase in accrued severance pay, net                          165            6           117
  Amortization of deferred stock-based compensation             1,244           17           206
  Capital loss                                                      -          155             -

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                       855        1,348          (976)
  Other receivables and prepaid expenses                        1,207          797        (1,449)
  Inventories                                                   1,079          611          (427)
Increase (decrease) in liabilities:
  Trade accounts payable                                          641         (684)          672
  Other payables and accrued expenses                             196         (492)          410
                                                              -------      -------       -------

                                                              $ 7,154      $ 4,339       $ 1,359
                                                              =======      =======       =======

    The accompanying notes are an integral part of the financial statements.

                                     F - 8

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 -GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research and development of high-throughput wireless local area network chipsets, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

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

                                     F - 9

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

          As of December 31, 2006 and 2005 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders'
          equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

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

                                     F - 10

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

     L.   NET LOSS PER ORDINARY SHARE

          Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 355,708,
          286,913 and 753,515 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2006, 2005 and
          2004, respectively due to the anti-dilutive effect.

                                     F - 11

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION

          In January 2006, the Company initially adopted SFAS No. 123(R),
          "Share-Based Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), the Company's net loss for the year ended December
          31, 2006 includes $1,238 of compensation expenses related to the
          Company's share-based compensation awards. Until the initial adoption of SFAS No. 123(R) the Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles
          Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB
          25") and in accordance with FASB Interpretation No. 44 ("FIN 44").
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

          Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2005 and 2004 in accordance with the provisions of SFAS No. 123
          ("SFAS 123"), as amended by SFAS No. 148 "Accounting for Stock-Based
          Compensation" ("SFAS 148"), the Company's pro forma net loss per share would have been as follows:

                                           2 0 0 5        2 0 0 4
                                          --------       --------
                                               (IN THOUSANDS)
                                          -----------------------

PRO FORMA NET LOSS
Net loss for the year, as reported        $(16,288)      $(12,931)
Deduct - stock-based compensation
 determined under APB 25                         -             79
Add - stock-based compensation
 determined under SFAS 123                  (2,000)        (3,013)
                                          --------       --------
Pro forma net loss                        $(18,288)      $(15,865)
                                          ========       ========

BASIC AND DILUTED NET LOSS PER SHARE
As reported                               $  (0.84)      $  (0.68)
                                          ========       ========
Pro forma                                 $  (0.95)      $  (0.83)
                                          ========       ========

                                     F - 12

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION (CONT.)

          For purposes of estimating fair value in accordance with SFAS No.
          123(R) in 2006 and SFAS 123 in 2005 and 2004, the Company utilized the
          Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2006, 2005 and 2004 (all in weighted averages):

                                               2 0 0 6      2 0 0 5      2 0 04
                                               -------      -------      ------

          Risk-free interest rate               4.69%        4.33%       3.33%
          Expected life (in years)              2.95         3.25          5
          Expected volatility                    42%          48%         51%
          Expected dividend yield               none         none        none

          Upon adoption of SFAS No. 123(R) the Company started to utilize the simplified method, prescribed in Staff Accounting Bulletin ("SAB") 107 of the U.S. Securities and Exchange Commission (SEC), to determine the expected life used in fair valuation of newly granted awards. The calculation of awards' fair value prior to the adoption of FASB 123R was not changed.

                                     F - 13

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

          (i)  As of December 31, 2006 and 2005, the Company had cash and cash equivalents, short-term and long-term investments totaling
               $28,612 and $37,865, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly rated corporate bonds and U.S. quasi-governmental
               agencies. Accordingly, limited credit risk exists with respect to this item.

          (ii) Most of the Company's revenues are generated in Asia, Europe and
               North America from a small number of customers (see Note 11). The
               Company generally does not require security from its customers.
               The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2006 and 2005 no amounts for doubtful accounts were required.

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

     P.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long-term investments of the Company is usually identical or substantially similar to their carrying amounts.

                                     F - 14

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

     R.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company is currently evaluating the impact of FIN 48 but do not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements.

          In September 2006, the FASB issued Statement of Financial Accounting
          Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after
          November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.

          In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an
          Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for
          Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates.

          A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings)
          at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB
          No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

                                     F - 15

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

     A.   SHORT-TERM INVESTMENTS

          Comprised as follows:

                                         DECEMBER 31,
                                      --------------------
                                      2 0 0 6      2 0 0 5
                                      -------      -------
                                         (IN THOUSANDS)
                                      --------------------

Corporate bonds                       $10,126      $11,009
U.S. quasi-governmental agencies        3,030        5,577
Certificates of deposit                 5,161        3,556
                                      -------      -------
                                      $18,317      $20,142
                                      =======      =======

     B.   LONG-TERM INVESTMENTS

          Comprised as follows:

                                          DECEMBER 31,
                                      --------------------
                                      2 0 0 6      2 0 0 5
                                      -------      -------
                                         (IN THOUSANDS)
                                      --------------------

Auction Rate Securities (ARS)         $ 4,025      $ 4,375
U.S. quasi-governmental agencies            -        2,972
Certificates of deposit                     -        2,197
Corporate bonds                         1,495        1,045
                                      -------      -------
                                      $ 5,520      $10,589
                                      =======      =======

          As of December 31, 2006 the aggregate maturities of marketable debt securities and deposits are as follows:

          YEAR                              (IN THOUSANDS)
          ----                              --------------

          2007 - 2008                           3,620
          ARS                                   1,900

          As of December 31, 2006 and 2005, all the investments are classified in accordance with SFAS 115 as available-for-sale.

                                     F - 16

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 - INVENTORIES

          Comprised as follows:

                                     DECEMBER 31,
                                  ------------------
                                 2 0 0 6     2 0 0 5
                                  ------      ------
                                    (IN THOUSANDS)
                                  ------------------

Raw materials and components      $  994      $2,826
Work-in-process                      201          65
Finished products                  1,976       1,359
                                  ------      ------
                                  $3,171      $4,250
                                  ======      ======

          The balances are net of write-downs of $1,624 and $863 as of December
          31, 2006 and 2005, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

          Comprised as follows:

                                                    DECEMBER 31,
                                                --------------------
                                                2 0 0 6      2 0 0 5
                                                -------      -------
                                                    (IN THOUSANDS)
                                                --------------------

Cost:
 Computers and equipment                        $12,177      $10,990
 Furniture and fixtures                             596          583
 Leasehold improvements                           1,336        1,291
                                                -------      -------
                                                $14,109      $12,864
                                                =======      =======
Accumulated depreciation and amortization:
 Computers and equipment                        $ 9,708      $ 8,321
 Furniture and fixtures                             224          184
 Leasehold improvements                             660          496
                                                -------      -------
                                                $10,592      $ 9,001
                                                -------      -------
Property and equipment, net                     $ 3,517      $ 3,863
                                                =======      =======

                                     F - 17

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6 - ACCRUED SEVERANCE PAY, NET

     The Company's liability for severance pay is calculated in accordance with
     Israeli law based on the latest salary paid to employees and the length of employment in the Company. For employees joining the Company subsequent to
     November 2006 the Company adopted the provisions of Section No.14 of the
     Severance Compensation Act, 1963 ("Section 14"). Section 14 allows the
     Company to make deposits in the severance pay fund according to the employees' current salary. Such deposits are releasing the Company from any further obligation with this regard. The deposits made are available to the employee at the time when the employer - employee relationship ends, regardless of cause of termination. The Company's liability for severance pay is fully provided. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

     The severance pay expenses for the years ended December 31, 2006, 2005 and
     2004 were $768, $817 and $768, respectively.

     The Company has no liability for pension expenses to its employees.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   ROYALTIES

          (i)  The Company is committed to pay royalties to the Government of
               Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at
               LIBOR rate (in dollar terms). The royalties are payable at a rate of 4% for the first three years of product sales and 4.5%
               thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2006 was $22,670.

               The research and development grants are presented in the
               statements of operations as an offset to research and development expenses.

               The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

               Royalty expenses to the Government of Israel for the years ended
               December 31, 2006, 2005 and 2004 were $436, $392 and $648, respectively.

          (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to
               incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2006,
               2005 and 2004 were $197, $254 and $371, respectively.

                                     F - 18

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     B.   LEASE COMMITMENTS

          (i)  The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In
               addition, the premises of the subsidiary in the United States is rented under an operating lease agreement expiring in October
               2007.

               Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2006, are as follows:

               YEAR                                             $
               ----                                            ---

               2007                                            987
               2008                                            987
               2009                                            987
               2010 and thereafter                             741

               The Company arranged for a bank guarantee in favor of the lessor of the premises in Israel in the amount of $201.

               Total rent expenses for the years ended December 31, 2006, 2005 and 2004 were $905, $1,121 and $1,044, respectively.

     B.   LEASE COMMITMENTS (Cont.)

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2009. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $186 as of December 31, 2006. Lease expenses for the years ended December 31, 2006, 2005 and 2004, were $1,066, $1,019 and $948, respectively.

                                     F - 19

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

          The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration and the former employee filed a motion petitioning the Court to appoint an arbitrator. The Company filed a claim in which it seeks a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. The foregoing proceedings, which were consolidated into one case, have been completed. The Court resolved in June 2006, to dismiss either the Company's or the former employee's claims as discussed in this paragraph herein. Furthermore in August 2006, the Court ordered the Company and the former employee to appoint additional arbitrator who will adjudicate the second phase of the arbitration together with the current arbitrator.

          In March 2007, the Court appointed arbitrators to perform the arbitration process, and the former employee filed a motion to the arbitrators to set the arbitration meetings.

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

                                     F - 20

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

          In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. Through December
          31, 2006 no shares were purchased.

     B.   EMPLOYEE STOCK PURCHASE PLAN

          During 2000, the Board of Directors approved an Employee Stock
          Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing
          2001 equal to the lesser of 140,000 shares or 3/4% of the outstanding shares on such date or a lesser amount determined by the Board of
          Directors.

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

          (ii) Pursuant to the Plans, as of December 31, 2006, an aggregate of
               2,264,183 options of the Company are still available for future grants.

          (iii) The options granted vest over periods of up to five years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted in 2005, and in 2006 expire after 4 years.

                                     F - 21

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     C.   STOCK OPTIONS (Cont.)

          A summary of the status of the Company's stock option plans as of
          December 31, 2006, 2005 and 2004 and changes during the years then ended are as follows:

                                    DECEMBER 31, 2006           DECEMBER 31, 2005           DECEMBER 31, 2004
                                   --------------------        --------------------        --------------------
                                                WEIGHTED                    WEIGHTED                    WEIGHTED
                                                AVERAGE                     AVERAGE                     AVERAGE
                                                EXERCISE                    EXERCISE                    EXERCISE
                                    SHARES       PRICE           SHARES      PRICE          SHARES       PRICE
                                   --------      ------        --------      ------        --------      ------

Options outstanding at
   beginning of year              4,128,676      $ 5.86       3,316,703      $ 6.54       3,144,079      $ 6.63
Granted during year                 440,200        5.50       1,795,493        4.74         688,855        5.03
Forfeited during year              (537,244)       6.28        (799,895)       6.67        (264,167)       6.63
Exercised during year              (270,003)       3.68        (183,625)       3.58        (252,064)       3.45
                                 ----------                  ----------                  ----------

Outstanding at end of year        3,761,629        4.46       4,128,676        5.86       3,316,703        6.54
                                 ==========                  ==========                  ==========

Options exercisable at end
   of year                        2,319,364        6.50       2,261,666        6.74       2,443,491      $ 6.91
                                 ==========                  ==========                  ==========

Weighted average fair
   value of options granted
   during year                   $     1.87                  $     1.79                  $     2.41
                                 ==========                  ==========                  ==========

          The following table summarizes information relating to stock options outstanding as of December 31, 2006:

                                                      OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                           --------------------------------------      ----------------------
                                                               WEIGHTED
                                             NUMBER            AVERAGE     WEIGHTED      NUMBER      WEIGHTED
                                         OUTSTANDING AT       REMAINING    AVERAGE    EXERCISABLE AT  AVERAGE
                                          DECEMBER 31,       CONTRACTUAL   EXERCISE    DECEMBER 31,  EXERCISE
EXERCISE PRICE                                2006         LIFE (IN YEARS)  PRICE         2006        PRICE
-------------------------------------      ---------            -----      ------      ---------      ------

$ 0.00 - 2.66                                206,953            13.94      $ 1.00        206,953      $ 1.00
$ 2.76 - 3.28                                 72,700             5.14        3.08         71,100        3.08
$ 3.39 - 4.00                                307,780             1.77        3.91        301,938        3.92
$ 4.04 - 5.00                              1,827,970             4.08        4.66        803,247        4.57
$ 5.04 - 7.00                                586,150             4.68        5.80        176,050        6.38
$ 7.01 - 8.95                                288,042             3.35        7.73        288,042        7.73
$ 9.00 - 22.06                               472,034             3.78       13.64        472,034       13.64
                                           ---------                                   ---------
                                           3,761,629             4.46        5.91      2,319,364        6.50
                                           =========                                   =========

                                     F - 22

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     D.   OPTIONS ISSUED TO CONSULTANTS

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2006, 231,200 options have been granted (6,000 in 2006, 1,000 in 2005 and 9,460 in 2004) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF
          96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of
          2.6%-6.50%; volatility rate of 47%- 109%; dividend yields of 0% and an expected life of one to five years.

          Compensation expenses of $6, $17 and $127 were recognized for the years ended December 31, 2006, 2005 and 2004, respectively.

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

          (ii) "Approved Enterprise"

               The production facilities of the Company have been granted
               "Approved Enterprise" status in two separate programs under the
               Law for the Encouragement of Capital Investments, 1959, as
               amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from
               commencement of production or fourteen years from the date of the approval. As of December 31, 2006, the period of benefits had not yet commenced.

               Income derived from sources other than the "Approved Enterprise"
               is taxable at the ordinary corporate tax rate of 31% in 2006
               (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (29% in 2007, 27% in 2008 and
               26% in 2009).

               In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the
               Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                                     F - 23

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 - TAXES ON INCOME (Cont.)

     B.   LOSSES FROM CONTINUING OPERATIONS

                             YEAR ENDED DECEMBER 31,
                     --------------------------------------
                      2 0 0 6        2 0 0 5        2 0 0 4
                     --------       --------       --------
                                 (IN THOUSANDS)
                     --------------------------------------

Israeli company      $(16,310)      $(16,451)      $(12,454)
U.S. subsidiary            90            163           (477)
                     --------       --------       --------
                     $(16,220)      $(16,288)      $(12,931)
                     ========       ========       ========

     C.   RECONCILIATION OF INCOME TAXES

          The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in
          Israel and the effective income tax rate:

                                                       YEAR ENDED DECEMBER 31,
                                              ----------------------------------------
                                               2 0 0 6         2 0 0 5         2 0 0 4
                                              --------        --------        --------
                                                           (IN THOUSANDS)
                                              ----------------------------------------

Net loss as reported in the
   consolidated statements of operations      $(16,220)       $(16,288)       $(12,931)
Statutory tax rate                                  31%             34%             35%
Income Tax under statutory tax rate           $ (5,028)       $ (5,538)       $ (4,526)

 Tax benefit arising from the Approved
   Enterprise                                    4,160           4,771           3,736
Increase in valuation allowance                  1,401             453             896
Permanent differences, net                        (533)            314            (106)
                                              --------        --------        --------

Actual income tax                             $      -        $      -        $      -
                                              ========        ========        ========

     D.   DEFERRED TAXES

          The main components of the Company's deferred tax assets are as follows:

                                                                    DECEMBER 31,
                                                                 ------------------
                                                                2 0 0 6     2 0 0 5
                                                                 ------      ------
                                                                   (IN THOUSANDS)
                                                                 ------------------

Net operating loss carry forwards in Israel                      $5,092      $3,758
Net operating loss carry forwards of non-Israeli subsidiary       1,378       1,305
Other allowances                                                    845         851
                                                                 ------      ------
       Total gross deferred tax assets                            7,315       5,914
Less - Valuation allowance                                        7,315       5,914
                                                                 ------      ------
       Total deferred tax asset                                  $    -      $    -
                                                                 ======      ======

                                     F - 24

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

          Tax loss carryforwards of the Company totaling $101,842 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          Tax loss carryforwards of a U.S. subsidiary totaling $3,744 expire between 2017 and 2021.

     E.   TAX ASSESSMENTS

          The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     A.   OTHER RECEIVABLES

          Comprised as follows:

                                                                   DECEMBER 31,
                                                                ------------------
                                                               2 0 0 6     2 0 0 5
                                                                ------      ------
                                                                  (IN THOUSANDS)
                                                                ------------------

Research and development participation from the Government
  of Israel                                                     $  187      $  857
Interest receivable on long- term investments                       15          80
Loan to former employee (*)                                        132         132
Others                                                              88         429
                                                                ------      ------
                                                                $  422      $1,498
                                                                ======      ======

          (*)  Interest bearing loan granted to former employee under mediation and arbitration proceedings between the Company and the former employee. The loan is secured by a pledge of shares of the
               Company. For further details see Note 7C.

                                     F - 25

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

          Comprised as follows:

                                              DECEMBER 31,
                                           ------------------
                                          2 0 0 6     2 0 0 5
                                           ------      ------
                                             (IN THOUSANDS)
                                           ------------------

Payroll and related amounts                $2,352      $2,298
Accrued expenses                              930       1,294
Royalties to the Government of Israel         237         241
Others                                        539          29
                                           ------      ------
                                           $4,058      $3,862
                                           ======      ======

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

     A.   GEOGRAPHIC INFORMATION

          The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

                                                    YEAR ENDED DECEMBER 31,
                                               ---------------------------------
                                               2 0 0 6      2 0 0 5      2 0 0 4
                                               -------      -------      -------
                                                         (IN THOUSANDS)
                                               ---------------------------------

REVENUES:
Korea                                          $ 4,070      $ 2,351      $ 6,348
Malaysia                                             -        2,200          330
Israel                                           2,185        2,021        2,520
Taiwan                                               -        1,762          920
United States                                    1,517        1,049        4,034
Mexico                                               -            -           37
Other foreign countries (mainly European)        6,704        5,146        7,923
                                               -------      -------      -------
                                               $14,476      $14,529      $22,112
                                               =======      =======      =======

                                 DECEMBER 31,
                        ------------------------------
                       2 0 0 6     2 0 0 5     2 0 0 4
                        ------      ------      ------
                                (IN THOUSANDS)
                        ------------------------------

LONG-LIVED ASSETS:
Israel                  $3,203      $3,404      $4,247
United States              314         459         499
                        ------      ------      ------
                        $3,517      $3,863      $4,746
                        ======      ======      ======

                                     F - 26

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

                      YEAR ENDED DECEMBER 31,
              ---------------------------------------
              2 0 0 6         2 0 0 5         2 0 0 4
              -------         -------         -------

Customer A      (*)             16%             (*)
Customer B      13%             15%             (*)
Customer C      14%             13%             10%
Customer D      13%             12%             23%
Customer E      12%             (*)             12%

          (*)  Less than 10%.

     C.   COST OF REVENUES:

                                                   YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                             2 0 0 6       2 0 0 5      2 0 0 4
                                             -------       -------      -------
                                                        (IN THOUSANDS)
                                             ----------------------------------

Materials and production expenses            $ 6,906       $ 4,209      $ 9,464
 Salaries, wages and  employee benefits          294           324          329
Depreciation and amortization                    176           563          468
Other manufacturing costs                        448           388          529
                                             -------       -------      -------
                                               7,824         5,484       10,790
Decrease (increase) in finished
   products and work-in-process                 (753)        1,454          847
                                             -------       -------      -------
                                               7,071         6,938       11,637
Royalties to the Government of Israel            436           392          648
                                             -------       -------      -------
                                             $ 7,507       $ 7,330      $12,285
                                             =======       =======      =======

NOTE 12 - RELATED PARTIES

     Payroll and related amounts to related parties in 2006, 2005 and 2004 were
     $246, $244 and $151, respectively.

                                     F - 27

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                     METALINK LTD.

                                                     By: /s/ Yuval Ruhama
                                                     --------------------
                                                     Yuval Ruhama
                                                     Chief Financial Officer

Date:  May 29, 2007