Form 20-F
period 2007-12-31
METALINK LTD
filed 2008-06-30
CIK 1098462

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
     ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

           Date of event requiring this shell company report _________

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

            ATTN: YARON MALKA, TEL: 972 9 9605415 FAX: 972 9 9605737,
                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
              -----------------------------------------------------
    (Name, Telephone, E-mail and/or Facsimile number and Address of Company
                                 Contact Person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

    TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED
ORDINARY SHARES, NIS 0.1 PAR                 NASDAQ GLOBAL MARKET
     VALUE PER SHARE

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

             23,490,732 ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE

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

Large accelerated filer [_]   Accelerated filer [_]   Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X]  U.S. GAAP

[_]  International Financial Reporting Standards as issued by the International
     Accounting Standards Board

[_]  Other

     If "Other" has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

                           [_] Item 17     [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               [_] Yes     [X] No

                                       2

INTRODUCTION

     Unless indicated otherwise by the context, all references in this annual report to:

     o    "WE", "US", "OUR", "METALINK", or the "COMPANY" are to Metalink Ltd.
          and its consolidated subsidiaries;

     o    "DOLLARS" OR "$" are to United States dollars;

     o    "NIS" OR "SHEKEL" are to New Israeli Shekels;

     o    the "COMPANIES LAW" or the "ISRAELI COMPANIES LAW" are to the Israeli
          Companies Law, 5759-1999;

     o    the "SEC" are to the United States Securities and Exchange Commission;
          and

     o    "NASDAQ" are to the NASDAQ Global Market (formerly, the Nasdaq
          National Market).

     We use "NML(TM)", "VDSLPLUS(TM)", "WLANPLUS(TM)", "Total-VDSL(TM)" and
"MIMODSL(TM)" as our trademarKS. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, prospects and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including changes in general economic and business conditions; any unforeseen developmental or technological difficulties with regard to our products; timely availability and customer acceptance of our new and existing products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; changes in currency exchange rates and interest rates; as well as the risks discussed in "Item 3-Key Information-Risk Factors" and elsewhere in this annual report.

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

                                       3

                                TABLE OF CONTENTS

                                                                                         PAGE

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                           1

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE                                         1

ITEM 3.     KEY INFORMATION                                                                 2

ITEM 4.     INFORMATION ON THE COMPANY                                                     28

ITEM 4A.    UNRESOLVED STAFF COMMENTS                                                      40

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                   41

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                     56

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                              71

ITEM 8.     FINANCIAL INFORMATION                                                          73

ITEM 9.     THE OFFER AND LISTING                                                          75

ITEM 10.    ADDITIONAL INFORMATION                                                         78

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                     99

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                        100

                                PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                               101

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  101

ITEM 15.    CONTROLS AND PROCEDURES                                                       101

ITEM 16.    [RESERVED]                                                                    102

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT                                              102

ITEM 16B.   CODE OF ETHICS                                                                103

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES                                        103

ITEM 16D.   EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES                        103

ITEM 16E.   PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS         103

                            TABLE OF CONTENTS
                               (CONTINUED)

                                PART III

ITEM 17.    FINANCIAL STATEMENTS                                                          104

ITEM 18.    FINANCIAL STATEMENTS                                                          104

ITEM 19.    EXHIBITS                                                                      105

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

     The following data is derived from our audited consolidated financial statements included in this annual report (See Item 18 - Financial Statements):

     [_]  consolidated statement of income data for the years ended December 31,
          2005, 2006 and 2007; and

     [_]  consolidated balance sheet data as of December 31, 2006 and 2007.

     The following data is derived from our audited consolidated financial statements that are not included in this annual report:

     [_]  consolidated statement of income data for the years ended December 31,
          2003 and 2004; and

     [_]  consolidated balance sheet data as of December 31, 2003, 2004 and
          2005.

     You should read the selected consolidated financial data together with Item
5 of this annual report entitled "Operating and Financial Review and Prospects"
and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report. Please see note
2 to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                                                            YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------------------------
                                              2003                2004                2005                2006                 2007
                                          ------------        ------------        ------------        ------------        ------------
                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Revenues                                  $     14,943        $     22,112        $     14,529        $     14,476        $     10,166
Cost of revenues:
  Costs and expenses                             7,787              11,637               6,938               7,071               4,736
  Royalties to the Government of Israel            388                 648                 392                 436                 297
                                          ------------        ------------        ------------        ------------        ------------
Total cost of revenues                           8,175              12,285               7,330               7,507               5,033
                                          ------------        ------------        ------------        ------------        ------------
Gross profit                                     6,768               9,827               7,199               6,969               5,133
Operating expenses:
  Gross research and development                16,349              18,950              20,117              20,498              25,474
  Royalty bearing and other grants               3,394               4,083               3,477               2,882               2,598
                                          ------------        ------------        ------------        ------------        ------------
  Research and development, net                 12,955              14,867              16,640              17,616              22,876
  Sales and marketing                            5,884               6,566               5,765               4,892               5,427
  General and administrative                     2,560               2,471               2,254               1,985               2,451
  Non-cash compensation                            612                 206                  17                   -                   -
                                          ------------        ------------        ------------        ------------        ------------
Total operating expenses                        22,011              24,110              24,676              24,493              30,754
                                          ------------        ------------        ------------        ------------        ------------
Operating loss                                 (15,243)            (14,283)            (17,477)            (17,524)            (25,621)
Financial income, net:                           1,684               1,352               1,189               1,304               1,298
Net loss                                  $    (13,559)       $    (12,931)       $    (16,288)       $    (16,220)       $    (24,323)
                                          ------------        ------------        ------------        ------------        ------------
Loss per ordinary share:
  Basic                                   $      (0.73)       $      (0.68)       $      (0.84)       $      (0.83)       $      (1.14)
                                          ------------        ------------        ------------        ------------        ------------
  Diluted                                 $      (0.73)       $      (0.68)       $      (0.84)       $      (0.83)       $      (1.14)
                                          ------------        ------------        ------------        ------------        ------------
Shares used in computing loss
  per ordinary share:
  Basic                                     18,638,398          19,140,706          19,350,625          19,625,316          21,319,262
                                          ------------        ------------        ------------        ------------        ------------
  Diluted                                   18,638,398          19,140,706          19,350,625          19,625,316          21,319,262
                                          ------------        ------------        ------------        ------------        ------------

                                                              AS OF DECEMBER 31,
                                       ---------------------------------------------------------------
                                         2003          2004          2005          2006          2007
                                       -------       -------       -------       -------       -------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents              $16,225       $12,239       $ 7,134       $ 4,775       $ 7,291
Short-term investments                  12,967        16,191        20,142        18,317        17,233
Long-term investments                   35,013        22,639        10,589         5,520         2,200
Working capital                         32,848        33,844        31,098        22,956        23,163
Total assets                            80,273        69,803        52,853        40,286        38,622

Shareholders' equity                    72,301        60,290        44,605        30,883        28,331

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
YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS ANNUAL REPORT, BEFORE MAKING ANY INVESTMENT DECISION REGARDING
OUR COMPANY.

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE HAVE A HISTORY OF OPERATING LOSSES.

     We have incurred significant operating losses since our inception, and we may not achieve operating profitability in the foreseeable future. We reported operating losses of approximately $17.5 million for the years ended December 31,
2005 and 2006, each, and $25.6 million for the year ended December 31, 2007. As of December 31, 2007, our accumulated deficit was approximately $117.2 million.
We reported revenues of approximately $10.2 million for the year ended December
31, 2007. Our revenues may not grow and are likely to decline in the forseeable future. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase to keep pace with our expenses or if our expenses increase at a greater pace than our revenues, we will not be able to achieve profitability on a quarterly or annual basis. Even if we achieve profitability, we cannot assure that future net income will offset our accumulated deficit. This is likely to have an adverse impact on the value of our stock.

WE WILL NEED TO RAISE ADDITIONAL FUNDS IN ORDER FOR US TO IMPLEMENT OUR CURRENT
BUSINESS PLAN, INCLUDING OUR LIQUIDITY REQUIREMENTS, WHICH FUNDS MAY NOT BE
AVAILABLE TO US.

     In order for us to implement our current business plan, we will need to raise additional funds in the near future to meet our anticipated working capital requirements, capital expenditures and other operating requirements, including:

     o    maintaining and/or expanding our research and development programs;

     o    recruiting management, technical, marketing and financial personnel;

     o    adapting to changing technologies and technical requirements;

     o    implementing further marketing and sales activities; and

     o    acquiring complementary businesses.

     As of the date of this filing, we have initiated efforts to raise additional capital. To that end, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. However, we cannot assure you that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

     If we cannot raise sufficient funds or if adequate funds are not available on acceptable terms, we may be unable to meet our business objectives and we are likely to face liquidity problems during the year 2008 and we will have to modify our current business plan, primarily to significantly reduce operating expenses from their current level. In addition, if we cannot raise sufficient funds or if adequate funds are not available, we may not be able to:

     o    develop new products;

     o    enhance our existing products;

     o    remain current with evolving industry standards;

     o    take advantage of future opportunities; or

     o    respond to competitive pressures or unanticipated requirements.

Any of these results could have a material adverse effect on our business, financial condition and results of operations.

OUR STRATEGIC DECISION TO SHIFT OUR EFFORTS AWAY FROM DSL CHIPSETS, IN ORDER TO
FOCUS ON DEVELOPING HT-WLAN CHIPSETS, WILL REQUIRE US TO UTILIZE A SIGNIFICANT
AMOUNT OF RESOURCES, EVEN THOUGH THE RESULTS OF OUR STRATEGY ARE UNCERTAIN.

     In early 2008, we issued an "end-of-life" notice to our customers, according to which we are discontinuing the production of several of our digital subscriber line, or DSL, components. Therefore, we do not expect any significant revenues from our DSL chipsets beyond year 2008.

     As we continue our transition away from the DSL chipset market, most of our resources, including research and development expenses, are allocated to the development and promotion of our high-throughput wireless local area network, or
HT-WLAN chipsets. As a result, we do not allocate any research and development resources for DSL chipsets and have significantly reduced the scope of these operations. As such, our future growth and profitability will be dependent on revenues from our HT-WLAN chipsets, as opposed to revenues from our DSL chipsets, which have historically accounted for a substantial portion of our revenues.

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
We expect that in the foreseeable future our revenues will be reduced as sales of our DSL chipsets decline and significant revenues from HT-WLAN are not yet realized.

OUR REVENUE GROWTH DEPENDS ON THE SUCCESS OF OUR HIGH-THROUGHPUT WLAN PRODUCTS.

     Our revenue growth, if any, will be dependent upon revenues generated by high-throughput WLAN products. Because this is a new product and market for us, we do not know and are unable to predict whether the development phase will succeed or that we will succeed in selling HT-WLAN products in the future.

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

A SLOWDOWN IN THE TELECOMMUNICATIONS INDUSTRY WOULD ADVERSELY AFFECT OUR
BUSINESS AND RESULTS OF OPERATIONS.

     Telecommunications service providers and their customers are the principal end-users of substantially all of our wireline products, and are potential end-customers for part of our WLAN products. From time to time, the telecommunications industry in much of the world, including in our principal markets, has experienced significant downturns, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control. In addition, a market perception that these conditions could have an impact on our company may harm the trading prices of our shares, whether or not our business and results of operations are actually affected.

CONDITIONS AND CHANGES IN THE NATIONAL AND GLOBAL ECONOMIC AND POLITICAL
ENVIRONMENTS MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

     Adverse economic conditions in markets in which we operate, which led to recession fears, can harm our business. If economic growth in the United States and other countries' economies is slowed, many customers may delay or reduce technology purchases.

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

     o    Inventory write-offs and impairment of assets; and

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

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A SIGNIFICANT LOSS
OF REVENUES.

     Historically, relatively few customers have accounted for a large percentage of our net revenues. Our business will be negatively impacted if revenue projections from these customers fall short, or if we experience a loss of any significant customer, particularly, ADC Teleccommunication, Inc., ECI
Telecom Ltd., Marconi Communication Italy, or Tellabs Oy, or suffer a substantial reduction in orders from these customers. In 2007, four customers,
ECI Telecom Ltd., Marconi Communication Italy, ADC Teleccommunication, Inc. and
Tellabs Oy, each accounted for more than 10% of our revenues, and collectively accounted, directly and through their respective manufacturing subcontractors, for an aggregate of 69% of our revenues. We cannot be certain that these customers will maintain these levels of purchases or that they will elect to continue working with us. We do not have contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. We expect that sales of our chipsets to certain key customers will continue to account for a significant portion of our net revenues for the foreseeable future.

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

OUR INVESTMENTS IN AUCTION RATE SECURITIES ARE SUBJECT TO RISKS.

On December 31, 2007, we had long-term investments of $2.2 million, all of which were held in auction rate securities, or ARS. ARS are securities that are structured with short-term interest rate reset dates of generally less than ninety days but with longer contractual maturities that range, for our holdings, from 20 to 38 years. These securities are subject to fluctuations in fair value depending on the supply and demand at each auction. While these debt securities are all highly-rated investments, continued failure to sell at their reset dates influenced the liquidity of our investment which in turn negatively influenced the liquidity requirements of the Company. In addition, continued failure to sell at their reset dates could also negatively impact the carrying value of the investment in such ARS, which could lead to impairment charges in future periods should a decline in the value of those securities be other than temporary, which could have a material adverse effect on our financial position and results of operations.

SUBSTANTIAL SALES OF OUR CHIPSETS WILL NOT OCCUR UNLESS END-CUSTOMER
TELECOMMUNICATIONS SERVICE PROVIDERS INCREASINGLY DEPLOY DSL SYSTEMS OR WLAN
PRODUCTS.

     The success of our DSL products and part of our WLAN products is dependent upon, among others, the decision by end-customer telecommunications service providers to deploy DSL systems and 802.11n standard draft based products that include our chipsets and the timing of the deployment. Factors that may impact such deployment include:

     o    the "end-of-life" announcement to some of our DSL products and our investment of most of our research and development resources in the development of HT-WLAN chipsets;

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

     o    the development of a viable telecommunications service provider business model for DSL systems and services and 802.11n standard draft based products, including the capability to market, sell, install and maintain DSL systems and services and 802.11n standard draft based products;

     o    cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office, which may affect purchases of DSL systems and 802.11n standard draft based products that contain our chipsets;

     o    varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunications services;

     o    challenges of interoperability among DSL equipment manufacturers'
          products and 802.11n standard draft based products, which may affect sales of the systems in which our chipsets are contained; and

     o    government regulations, including regulations of telecommunications service providers' rates and ability to recapture capital expenditures on DSL systems and 802.11n standard draft based products by governments in the United States and around the world.

     If telecommunications service providers do not expand their deployment of
DSL systems or 802.11n standard draft based products, or if additional telecommunications service providers do not offer DSL services or 802.11n standard draft based products, our results of operations and prospects will be harmed.

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

EVOLVING AND CURRENT INDUSTRY STANDARDS FOR DSL AND WIRELESS TECHNOLOGIES COULD
AFFECT THE END-MARKET FOR OUR PRODUCTS.

     Evolving and current industry standards for DSL and wireless technologies may affect the end-market for our DSL products. In particular, this may have an adverse effect on our very high-speed digital subscriber line, or VDSL, and wireless business. For example, with regard to VDSL technology, in 2004, the
International Telecommunication Union, or ITU, reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete MultiTone (DMT) technology and Quadrature
Amplitude Modulation (QAM) - to VDSL technology. However, in 2005 the ITU ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM.
Currently, most of the future deployment of VDSL chipsets require only the VDSL2 standard of DMT. Thus, our VDSL sales suffer from lack of demand, and shall continue to be adversely affected in the future. With regard to wireless products, we design our products to conform to the standards of the IEEE
(Institute of Electrical and Electronics Engineers, Inc.) which adopted draft
802.11n specification in 2007. The fact that final IEEE ratified standard has not been approved yet can influence the deployment rate of 802.11n products. We also depend on industry groups such as the WiFi Alliance to certify and maintain certification of our products. If our customers adopt new or competing industry standards with which our products will not be compatible, or such industry groups fail to adopt standards with which our products will be compatible, or if we are unable to complete development of products based on the draft specification on a timely basis, our business will be adversly harmed.

IF THE ORIGINAL EQUIPMENT MANUFACTURERS AND ORIGINAL DESIGN MANUFACTURERS THAT
UTILIZE OUR CHIPSETS ARE NOT SUCCESSFUL IN SELLING THEIR SYSTEMS, SALES OF OUR
CHIPSETS WILL DECLINE SIGNIFICANTLY.

     We rely upon original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, to integrate our chipsets into their systems. If their systems are not successful, or they choose not to purchase our chipsets, or they fail to incorporate our chipsets into their systems, we will not be able to sell them our chipsets in substantial quantities. Moreover, they may fail to market or sell their systems successfully. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

SINCE WE HAVE LIMITED VISIBILITY AS TO THE VOLUME OF SALES OF OUR PRODUCTS BY
OUR CUSTOMERS AND INVENTORY LEVELS OF OUR PRODUCTS HELD BY OUR CUSTOMERS, OUR
ABILITY TO FORECAST ACCURATELY FUTURE DEMAND FOR AND SALES OF OUR PRODUCTS IS
LIMITED.

     We sell our chipsets to OEMs who integrate our chipsets into their products or to ODMs who include our chipsets in the products they supply to OEMs. We have limited visibility as to the volume of our products that our OEM and ODM customers are selling to their customers or carrying in their inventory. If our customers have excess inventory or experience a slowing of products sold through to their end customers, it would likely result in a slowdown in orders from our customers and adversely impact our future sales and inventory.

OUR CHIPSETS MAY NOT ADEQUATELY SERVE THE NEEDS OF END USERS.

     Our chipsets are sold primarily through OEMs or ODMs. Thus, the feedback that we receive with respect to the field performance of our chipsets from telecommunication service providers and their users may be limited. This may impair our ability to design chipsets that are responsive to the needs of the end users of our chipsets. This may harm the market acceptance of our chipsets.

IF WE DO NOT ACHIEVE "DESIGN WINS" WITH OEMS OR WITH ODMS DURING THE DESIGN
STAGE OF A NEW PRODUCT, WE MAY BE UNABLE TO SECURE PRODUCTION ORDERS FROM THESE
CUSTOMERS IN THE FUTURE.

We sell our products directly to OEMs, who include our chipsets in their products, and to ODMs, who include the chipsets in the products they supply to
OEMs. Our products are generally incorporated into our customers' products at the design stage. As a result, we rely on OEMs\ODMs to incorporate our products into the products they sell. Once a DSL or a wireless equipment manufacturer has designed its system to include a particular supplier's chip set, the equipment manufacturer may be reluctant to change its source of chipsets. Furthermore, even if an OEM\ODM designs one of our products into its product offering, we cannot be assured that its product will be commercially successful, that we will receive any revenue from that manufacturer or that a successor design will include one of our products. Accordingly, the failure to secure a customer contract or commitment to collaborate at the development stage or to develop and test our chipsets within their system could create barriers to future sales opportunities. The absence of such equipment manufacturer and/or design manufacturer relationships would negatively affect our ability to achieve long-term success.

WE MUST DEVELOP NEW CHIPSETS AND NEW APPLICATIONS FOR OUR EXISTING CHIPSETS TO
REMAIN COMPETITIVE. IF WE FAIL TO DO SO ON A TIMELY BASIS, WE MAY LOSE OR NOT
GAIN MARKET SHARE.

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

     o    anticipate customer requirements; and

     o    comply with industry standards.

     As we announced "end of life" to some of our DSL products and invest most of our research and development resources in the development of HT-WLAN chipsets, we expect to lose our market share in DSL to our competitors and our revenues from DSL products will therefore continue to decline.

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

UNLIKE OUR COMPETITORS, WE HAVE NOT DESIGNED OUR OWN NETWORK PROCCESSOR, WHICH
MIGHT CAUSE US A LOSS OF POTENTIAL CUSTOMERS, AND THEREFORE CAN HARM OUR
BUSINESS.

     In order to provide a complete chipset solution to potential customers in the routers retail market, we must provide also a Network Processor in addition to our WLAN chipset. Currently, we do not have our own Network Processor and we rely on third parties to provide the Network Processor. Some of our customers in the routers retail market may view this as a disadvantage compared to our competitors who are able to offer customers a complete chipset solution.

COMPETITION MAY RESULT IN LOWER PRICES AND A CORRESPONDING REDUCTION IN OUR
ABILITY TO RECOVER OUR COSTS. THIS MAY IMPAIR OUR ABILITY TO ACHIEVE OR MAINTAIN
PROFITABILITY.

     We expect that price competition among wireless chip set suppliers will reduce our gross margins in the future. We anticipate that average selling prices of our chipsets will continue to decline as product technologies mature.
Since we do not manufacture our own chipsets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices.
Many of our competitors are larger and have greater resources than we do.
Consequently, these competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition. Declines in average selling prices will generally lead to declines in gross margins for chipsets. If we are unable to recover costs, we will be unable to achieve profitability.

IN ORDER TO ATTAIN AND MAINTAIN PROFITABILITY, WE MUST MANAGE OUR RESOURCES
EFFECTIVELY IN A VOLATILE MARKET.

     We had 162 employees at December 31, 2006 and 230 employees at December 31,
2007. Although we have recently implemented a cost reduction plan, the growth of our business and the transition from our DSL products to WLAN products has placed, and may continue to place, a strain on our managerial, operational and financial resources. To manage resources effectively, we must, among others:

     o    improve and expand our management information systems (MIS) from time to time;

     o    hire, train, manage and retain qualified employees for current business and especially when the business is growing, and, when industry conditions decline, reduce the workforce; and

     o    effectively manage relationships with our customers, subcontractors, suppliers and other third parties.

     If we are unable to manage our resources effectively, our revenues may not increase, our costs of operations may increase and our business may be harmed.

BECAUSE WE OPERATE IN INTERNATIONAL MARKETS, WE ARE SUBJECT TO ADDITIONAL RISKS.

     We currently offer our chipsets in a number of countries, through independent sales representatives and distributors, and we intend to enter additional geographic markets. Our business is subject to risks which often characterize international markets, including:

     o    multiple, conflicting and changing laws and regulations;

     o    trade restrictions including higher tariffs that favor local businesses in some countries;

     o    difficulties of managing sales representatives, especially because we expect to increase our sales through our sales representatives;

     o    inadequate local infrastructure and transportation delays;

     o    financial risks, such as longer payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;

     o    potentially weak protection of intellectual property rights;

     o    economic and political instability;

     o    import or export licensing requirements;

     o    difficulties in collecting accounts receivable;

     o    unexpected changes in regulatory requirements and tariffs;

     o    seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

     o    the impact of regional epidemics, such as SARS;

     o    fluctuations in exchange rates;

     o    potentially adverse tax consequences; and

     o    language and cultural differences.

     Any of these factors could significantly harm our future international sales and operations, and consequently, our revenue and results of operations and business and financial condition. These risks may impair our ability to generate revenues from our increased global sales efforts.

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

BECAUSE WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, OUR CUSTOMERS CAN
DISCONTINUE PURCHASES OF OUR CHIPSETS AT ANY TIME, WHICH MAY ADVERSELY AFFECT
OUR INVENTORY LEVELS.

     We sell our chipsets based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chipsets. Our customers can generally cancel or reschedule orders upon short notice. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our chipsets. Rather, it is a decision by a customer to use our chipsets in the design process of that customer's products. A customer can discontinue using our chipsets at any time. In the past we have experienced cancellations or deferrals of purchase orders, and additional cancellations and deferrals may occur from time to time. We have historically placed firm orders for products with our foundries up to approximately 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand or incorrectly estimate product mix, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forgo revenue opportunities, lose market share and damage our customer relationships.

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

THE EUROPEAN UNION HAS ISSUED DIRECTIVES RELATING TO THE SALE IN MEMBER
COUNTRIES OF ELECTRICAL AND ELECTRONIC EQUIPMENT, INCLUDING PRODUCTS SOLD BY US.
IF OUR PRODUCTS FAIL TO COMPLY WITH THESE DIRECTIVES, WE COULD BE SUBJECT TO
PENALTIES AND SANCTIONS THAT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     A directive issued by the European Union on the Restriction of the Use of
Certain Hazardous Substances in Electrical and Electronic Equipment, or "RoHS,"
came into effect in July 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products.

     We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements, and we may be required to pay higher prices for components that comply with this directive.
In addition, compliance with the RoHS directive may require us to undertake significant expenses with respect to the re-design of our products. We may not be able to pass these higher component costs or re-design costs on to our customers. We cannot be sure that we will be able to comply with these regulations on a cost effective basis or that a sufficient supply of compliant components will be available to us. Our inability or failure to comply with these regulations, including by reason of failure by our suppliers to comply with the directive, may restrict us for a period of time from conducting certain business in the European Union and could have a material adverse effect on our results of operations.

     A further European Union directive on Waste Electrical and Electronic
Equipment, or "WEEE," approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which partly came into effect in August 2005, requires that all new electrical and electronic equipment put on the market in
European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. We support the WEEE and conform to the industry standard practices wherever practical. If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

     The countries of the European Union, as a single market for our products, accounted in 2007 for approximately 43% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

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

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, TRAIN AND RETAIN QUALIFIED
ENGINEERS, SALES AND TECHNICAL SUPPORT PERSONNEL.

     If our business develops, we will need to hire additional engineers and highly trained technical support personnel in Israel, North America, Europe and in the Asia Pacific region. We currently have a small technical support staff.
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

     The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell our products and harm the market's perception of us.

     There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacture, marketing and sales of integrated circuits for use in wireless products. Our key technical personnel and consultants represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our business plan.

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

WE ARE DEPENDENT ON OUR KEY PERSONNEL, IN PARTICULAR TZVI SHUKHMAN, OUR CHIEF
EXECUTIVE OFFICER, THE LOSS OF WHOM WOULD NEGATIVELY AFFECT OUR BUSINESS.

     We believe our future success will depend in large part on the continued
services of our senior management and key personnel. In particular, we are highly dependent on the services of Tzvi Shukhman, our chief executive officer.
All of our employees have entered into employment contracts with us except for
Mr. Shukhman. We do not carry key person life insurance on our senior management or key personnel and they are not bound by long-term employment contracts. Any loss of the services of Tzvi Shukhman, other members of senior management or other key personnel could negatively affect our business.

OUR PROFITABILITY COULD SUFFER IF THIRD PARTIES INFRINGE UPON OUR PROPRIETARY
TECHNOLOGY.

     Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies or trademarks for their own businesses. To protect our intellectual property rights, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently hold two patents in Israel and three patents in the United States. We have also filed additional eleven utility patent applications in the United States, which are pending at various stages. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements.
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

                  RISK FACTORS RELATING TO OUR ORDINARY SHARES

A MAJORITY OF THE COMPANY'S OUTSTANDING SHARES ARE HELD BY TWO INDIVIDUALS, WHO
EXERT SIGNIFICANT CONTROL OVER THE COMPANY'S DIRECTION.

     As of June 24, 2008, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are
directors of the Company, held an aggregate of 10,685,654 of ordinary shares, representing 45.49% of our outstanding shares. Mr. Shukhman is also our chief executive officer, and Mr. Rozenberg is also the Chairman of our Board of
Directors. As a result, if these shareholders vote together, they could control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

     In 2003, we filed a registration statement with the SEC, covering the resale by Messrs. Shukhman and Rozenberg of 10,565,651 of our ordinary shares.
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

     o    announcements by us or by our competitors of technological innovations;

     o    introduction and adoption of new industry standards;

     o    introductions of new products by us or by our competitors;

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

     o    sales of ordinary shares by principal shareholders or management.

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

OUR ORDINARY SHARES ARE LISTED FOR TRADING ON MORE THAN ONE MARKET AND THIS MAY
RESULT IN PRICE VARIATIONS.

     Our ordinary shares have been listed for trading on the NASDAQ Global
Market, or NASDAQ, since December 2, 1999. As of December 3, 2000, our ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange, or
TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and NIS on TASE) and at different times
(resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.
Volatility of the price of our ordinary shares on either market is likely to be reflected on the price of our ordinary shares on the other market.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S.
SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

     If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for that year and possibly also for later years. We were a PFIC during the years
2002 and 2003, but not in the years 2004, 2005, 2006 and 2007. We have not yet determined whether we are likely to be characterized as a PFIC for 2008. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and of certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

     These considerations, and other tax considerations, are described in additional detail under the caption "Taxation" at Item 10(E) of this Report.

IF WE FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION
404 OF THE SARBANES-OXLEY ACT OF 2002, IT COULD HAVE A MATERIAL ADVERSE EFFECT
ON OUR BUSINESS, OPERATING RESULTS AND STOCK PRICE.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404, which apply to us for the first time for our financial statements for 2007, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting.
Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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
Since late 2000, there has been a high level of violence between Israel and the
Palestinians which has strained Israel's relationship with its Arab citizens,
Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, since mid- 2007, Hamas and other Palestinian movements have been launching, from time to time, missile strikes from the Gaza strip into southern Israel. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening
Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR COMPLICATE MERGER OR ACQUISITION
ACTIVITY, WHICH COULD DEPRESS THE MARKET PRICE OF OUR SHARES.

     Provisions of Israeli corporate, securities and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult.
For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. This and other provisions of Israeli law could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us, since third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

BECAUSE SUBSTANTIALLY ALL OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS WHILE A
SIGNIFICANT PORTION OF OUR EXPENSES ARE INCURRED IN NIS OUR RESULTS OF
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
However, in 2007, the dollar depreciated against the NIS by nearly 9.0%, while inflation increased by approximately 3.4%. As a result, our expenses increased significantly in US dollar terms. Likewise, our operations could be adversely affected if we are unable to protect ourselves against currency fluctuations in the future.

     In 2007, we entered into certain currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS and we may enter into additionl currency hedging transactions in the future. These measures, however, may not adequately protect us from serious harm due to the impact of inflation in Israel.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND
DIRECTORS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

     We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

     We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran,
Meiri & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

     Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

     o    the judgment is enforceable in the state in which it was given;

     o    adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     o    the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     o    the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

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

     Our address on the Internet is www.MTLK.com. The information on our website is not incorporated by reference into this annual report.

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

     In August 2007, we entered into Purchase Agreements with institutional investors. Pursuant to said Purchase Agreements, the Company sold 3,200,000 ordinary shares at $6.00 per share. The purchasers also received five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share.

     Capital expenditures were $1,975,000 for the year ended December 31, 2007,
$1,245,000 for the year ended December 31, 2006, and $1,276,000 for the year ended December 31, 2005. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

B.   BUSINESS OVERVIEW

GENERAL

     We sell digital subscriber line, or DSL chipsets used by manufacturers of telecommunications equipment. Our chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems. Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We have expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over fifteen million of our chips to original equipment manufacturers, or OEMs, that incorporate our chips into their own products. These OEMs have sold products containing our chipsets to telecommunications service providers throughout the world.

     In adition, we design and develop high-throughput wireless local area network (HT-WLAN) chipsets. These products enable transport of digital broadband media including video, voice and data at significantly higher rates than conventional wireless local area networking (WLAN) solutions. The WLAN products support the IEEE 802.11n standard, draft 2.0 of which was approved in March
2007.

PRODUCTS AND TECHNOLOGY

     We offer a broad suite of DSL chip set solutions. A typical chip set consists of an analog front-end (AFE) device and a digital device. The AFE serves as an interface between the analog signals transmitted along the copper wire and the digital device. The AFE performs various analog signal-processing functions, such as converting the analog signals into digital format and vice-versa. The digital device includes multiple functions including the transceiver (DSP) section implementing the modulation and demodulation of the digital signal, the framer section which serves as an interface between the DSP functional block and the digital network system. In some cases the digital device may contain additional functionality such as a network processor, higher layers processing, etc.

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

     WLAN. WLANPLUS technology is developed to comply with the new IEEE 802.11n standard, draft 2.0 of which was approved in March 2007, and initiated Wi-Fi certification from June 2007. Previous WLAN solutions were inadequate to meet the needs of the emerging multimedia environment: a minimum of 60 Mbps effective throughput at 60 feet, together with a high level of Quality of Service (QoS) is needed to support the required applications, such as streaming three streams of
HDTV throughout the home. There is also an increasing requirement to provide distribution of broadband content arriving into the home to various consumer devices, such as distributing IPTV from a residentual gateway to a TV. Our
WLANPLUS features implementation of real-MIMO technology to enhance performance provides QoS features to facilitate multimedia connectivity, supports high-throughput, rich-content, quality-critical applications and delivers a significant increase in WLAN throughput and range compared to legacy 802.11 solutions.

     The MtW8171 / MtW8151 is Metalink's IEEE 802.11n 802.11m draft 2.0
Certified dual-band chip-set. It has been sampling since the first quarter of
2007 and became commercially available at the end of the third quarter of 2007.
WLANPLUS is designed to provide the best performance in home environments, supporting HD video delivery throughout the home. These performance advantages were demonstrated and validated by customers, partners and independent test houses. We partner with other chip vendors, such as makers of decoders and network processors, to provide their customers with complete solutions.

     The following is a table of our proprietary chips which form the chipsets offered by us to our customers:

------------ ------------------------------------------------------------ ------------- --------------
                                                                                           MAXIMUM
                                                                                        TRANSMISSION
                                                                            SAMPLING        RATES
  CHIPS                               FUNCTION                                DATE         (MBPS)
------------ ------------------------------------------------------------ ------------- --------------
MtS 870      Octal SHDSL transceiver/framer                                   4Q00          4.640
MtS 170      Single SHDSL transceiver frame                                   1Q01          4.640
MtS 140      Single SHDSL AFE                                                 4Q00          4.640
MtS 142      Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.        2Q01          4.640
------------ ------------------------------------------------------------ ------------- --------------
MtS 180      SHDSL / HDSL2 / HDSL4  system on a chip for T1/E1/TDM
             transport applications                                           1Q02          4.640
MtS 172      SDSL / SHDSL / HDSL2 / HDSL4 transceiver with integrated
             T1/E1 framer.                                                    2Q02          4.640
------------ ------------------------------------------------------------ ------------- --------------
MtV 9370     Dual VDSL transceiver/framer for 3-band applications             3Q01             52
MtV 9141     VDSL AFE for 2,3 and 4-band applications                         4Q01             52
------------ ------------------------------------------------------------ ------------- --------------
MtV 9172     Single trunk 2/3/4-band VDSL transceiver with integrated
             MAC for Ethernet & ATM applications (ONU & NT)                   4Q02             60
MtV 9470     Quad 2/3/4-band VDSL transceiver for Ethernet applications
             (ONU)                                                            4Q02             60
------------ ------------------------------------------------------------ ------------- --------------
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
------------ ------------------------------------------------------------ ------------- --------------
MtW 8170     2 x 3 5 GHZ Pre-n MIMO MAC / BB                                  1Q06            243
MtW 8150     2 x 2 5 GHZ Pre-n MIMO RFIC                                      1Q06            243
------------ ------------------------------------------------------------ ------------- --------------
MtW 8171     2 x 3 2.4 GHz / 5 GHZ Darft-n MIMO MAC / BB                      2Q07            300
MtW 8151     2 x 3 2.4 GHz / 5 GHz Draft-n MIMO RFIC                          2Q07            300
------------ ------------------------------------------------------------ ------------- --------------

     The following table enumerates our product applications:

------------------------------------------- --------------- ----------------------------------------
         CHIP SET APPLICATIONS                  PRODUCTS                CONFIGURATION
------------------------------------------- --------------- ----------------------------------------
Octal G.shdsl SHDSL CO application              MtS870      Each chip set consists of one octal
                                                MtS140      DSP / framer and eight AFE chips.
                                                OR
                                                MtS142      DSP / framer and eight AFE chips.
------------------------------------------- --------------- ----------------------------------------
G.shdsl SHDSL CPE application                   MtS170      Each chip-set consist of a single
                                                MtS140      DSP / framer chip and a single AFE chip.
                                                OR
                                                MtS142      / framer chip and a single AFE chip.
------------------------------------------- --------------- ----------------------------------------
Single pair T1 HDSL2 and E1 G.SHDSL             MtS180      Each chip-set consist of a single
                                                MtS140      DSP / framer chip and a single AFE chip.
                                                OR
                                                MtS142      / framer chip and a single AFE chip.
------------------------------------------- --------------- ----------------------------------------
Two pair T1 HDSL4 and E1 G.SHDSL                MtS180      Each chip-set consist of a two DSP /
                                                MtS172      framer chips and two AFE chips.
                                                MtS140
                                                OR
                                                MtS142      framer chips and two AFE chips.
------------------------------------------- --------------- ----------------------------------------
Single pair T1 HDSL2                            MtS180      Each chip-set consist of a single
                                                MtS142      DSP / framer chip and a single AFE chip.
------------------------------------------- --------------- ----------------------------------------
Two pair T1 HDSL4                               MtS180      Each chip-set consist of a single
                                                MtS172      System on Chip, single DSM/Framer
                                                MtS142      and two AFE devices.
------------------------------------------- --------------- ----------------------------------------
CO/ONU dual three band VDSL application         MtV9370     Each chip-set consist of a DSP/
                                                MtV9141     framer chip and two AFE chips.
------------------------------------------- --------------- ----------------------------------------
CO/ONU Quad four-band EoVDSL application        MtV 9470    Each chip-set consist of a
                                                MtV9141     DSP/framer chip and four AFE chips
------------------------------------------- --------------- ----------------------------------------
EoVDSL CPE four band VDSL application           MtV9172     Each chip-set consist of a single
                                                MtV9141     DSP / framer chip and a single AFE chip.
------------------------------------------- --------------- ----------------------------------------
CO/ONU Quad five-band EoVDSL application        MtV 9473    Each chip-set consist of a
                                                MtV9143     DSP/framer chip and four AFE chips
                                                MtV9120     and four line driver chips
------------------------------------------- --------------- ----------------------------------------
EoVDSL CPE five band VDSL application           MtV9172     Each chip-set consist of a single
                                                MtV9141     DSP / framer chip two AFE chips and
                                                MtV9120     a single line driver chip.
------------------------------------------- --------------- ----------------------------------------
ONU and CPE six-band VDSL application           MtV9273     Each chip-set consist of a single
                                                MtV9143     DSP / framer chip, a single AFE chip
                                                MtV9120     and a single line driver chip.
------------------------------------------- --------------- ----------------------------------------
WLAN access point or station                    MtW8171     Each chip-set consist of a single
                                                MtW8151     MAC / BB chip and one or two RF chips.
------------------------------------------- --------------- ----------------------------------------

     Older products are approaching a point of obsolence, and as the market for those products diminishes, we will slow or stop production of those products altogether.

CUSTOMERS

     Our customers for the DSL products, primarily telecommunications equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunications service providers. Since we commenced operations in 1993, we have shipped over fifteen million of our DSL chips to our customers or OEM partners, including ADC, Alcatel, ECI Telecom, Marconi, Motorola Wireline
Networks, Primeteck, RAD, Schmid, Tellion, Tellabs, TUT and others. These chips are used in telecommunications equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets, at any time.

     At the beginning of year 2008, we provided our customers an "end-of-life"
announcement, according to which we are discontinuing the production of several of our digital subscriber line, or DSL, components. Therefore, we do not expect any significant revenues from our DSL chipsets beyond year 2008.

     Our DSL chipsets are being incorporated into the following systems:

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

     We intend to sell our HT-WLAN products directly to ODMs, who may include our chipsets in their products, and to OEMs. These inlcude Set-Top-Boxes,
Televisions, Personal Video Recorders, Routers and residential gateway manufacturers. Currently, we have generated insignificant revenues from our
HT-WLAN products.

     The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                              YEAR ENDED DECEMBER 31,
                                            ---------------------------
                                            2 0 0 7   2 0 0 6   2 0 0 5
                                            -------   -------   -------
                                                  (IN THOUSANDS)
                                            ---------------------------

REVENUES:
Korea                                       $ 1,051   $ 4,070   $ 2,351
Malaysia                                          -         -     2,200
Israel                                        2,023     2,185     2,021
Taiwan                                            -         -     1,762
United States                                 2,284     1,517     1,049
Mexico                                            -         -         -
Other foreign countries (mainly European)     4,808     6,704     5,146
                                            -------   -------   -------
                                            $10,166   $14,476   $14,529
                                            =======   =======   =======

     For the year ended December 31, 2007, four customers accounted for approximately 69% of our revenues. For the year ended December 31, 2006, four customers accounted for approximately 52% of our revenues.

SALES AND MARKETING

     We have established a worldwide network of independent agents, sales representatives and distributors. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to our customers.

     We have sales representatives in the following countries:

     EUROPE: Germany, Italy, Netherlands, Belgium, Switzerland.

     ASIA: Taiwan, Singapore, Japan and South Korea.

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

     Our marketing strategy focuses on key customer sponsorships to promote early adoption of our chipsets in the products of wireless equipment and design manufacturers who are market innovators and market leaders. Through our ongoing relationships, customers provide us with feedback on product specifications and applications while participating in product testing simultaneously with our certification process. This approach accelerates customers' time to market, enables us to achieve early design wins and volume commitments for our chipsets.

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

     As of June 24, 2008 our research and development staff consisted of 98 employees. Research and development activities take place at our facilities in
Yakum, Israel, at the design center of our subsidiary in Atlanta, Georgia, and at the design center of our representative office in Taiwan.

     The Government of Israel, through the Office of the Chief Scientist of the
Israeli Ministry of Industry, Trade and Labor, encourages research and development projects. Since 1995, we received grants from the Office of the
Chief Scientist for the development of our products. In addition, we were engaged in a research project, under the sixth framework program of the European
Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See "Item 5(A)-Operating and
Financial Review and Prospects-Operating Results-Government Grants." We expect our research and development expenses to grow as we hire additional personnel to develop new, and upgrade existing products.

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

     As detailed above, at the beginning of year 2008, we provided our customers an "end-of-life" announcement with respect to most of our DSL components.

     Our principal competitors for HT-WLAN based products include Atheros,
Broadcom, Marvell, Qualcomm and Ralink.

     We expect to continue to face competition from these and other competitors.
Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a WiFi chip set component into existing products in a manner that renders our chipsets obsolete.

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

     We believe that our DSL based products are generally competitive in price and features and have certain advantages and disadvantages as compared to competitors' products. At this time, we cannot adequately assess whether our
HT-WLAN based products are competitive, primarily because we have not generated signifficent revenues from these products as of yet.

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

C.   ORGANIZATIONAL STRUCTURE

     We have the following subsidiaries:

------------------------------ ------------------- -------------------- --------------------------
                                   COUNTRY OF         PROPORTION OF      PORTION OF VOTING POWER
             NAME                 INCORPORATION     OWNERSHIP INTEREST             HELD
------------------------------ ------------------- -------------------- --------------------------
METALINK INC.                   Delaware, United
                                     States               100%                    100%
------------------------------ ------------------- -------------------- --------------------------
METALINK ASIA PACIFIC LTD.           Korea                100%                    100%
------------------------------ ------------------- -------------------- --------------------------
METALINK INTERNATIONAL LTD.       Republic of
                                   Seychelles             100%                    100%
------------------------------ ------------------- -------------------- --------------------------
METALINK JAPAN K.K.                  Japan                100%                    100%
------------------------------ ------------------- -------------------- --------------------------

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our headquarters and principal administrative, finance, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. The lease expires in September 2010.

     In the United States, we lease approximately 4,000 square feet of office space in Atlanta, Georgia.

     In Taiwan we lease 1,516 square feet of office space in Taipei.

     In South-Korea (Seoul) and China (Beijing) we lease office space.

     We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future. The facilities are used primarily for product design, sales and administrative functions.

     Total rent expenses for the years ended December 31, 2007, 2006 and 2005 were $1,126,000, $905,000, and $1,121,000, respectively. The payments for 2008 are expected to be approximately $1,270,000.

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

     Accordingly, we have reallocated our research and development resources to address primarily the wireless LAN market. We believe that this reallocation of resources is reflected in our financial results and will continue to be reflected in our financial results unless and until we begin to realize significant revenues from the wireless LAN market.

     Revenues in 2007 were $10.2 million, a decrease of 30% compared with revenues of $14.5 million in 2006. Our revenues in 2007 included first-time revenues of $0.3 million of our WLANPLUS chipsets, with the remainder derived from legacy XDSL sales. In 2007, we faced a decrease in demand for both our
SHDSL and for our VDSL products. Operating loss for 2007 was $25.6 million, compared to operating loss of $17.5 million in 2006.

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

STOCK-BASED COMPENSATION

     The Company applies SFAS No. 123(R), "Share-Based Payment" ("SFAS No.
123(R)"). The Company's net loss for the year ended December 31, 2007 and 2006 includes $1.5 million and $1.2 million of compensation expenses related to the
Company's share-based compensation awards, respectively. The stock based compensation accounting is critical because of the discretion of management in determining the inputs that is used in calculation of the fair value of options granted. Such inputs include the Company's share volatility, and the expected term of options granted.

CHANGES TO FINANCIAL ACCOUNTING STANDARDS

     In December 2007, the FASB issued FASB 141(R), "Business Combinations" of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction;
establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

     In December 2007, the FASB issued FASB 160 "Noncontrolling Interests in
Consolidated Financial Statements-an amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way-as equity in the consolidated financial statements.
Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

     Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. We do not expect that the adoption of these standards will have a material impact on our consolidated financial statements.

A.   OPERATING RESULTS

GENERAL

     REVENUES. Our revenues have been derived from sales of our chipsets to our customers with whom we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2007, four customers accounted for approximately 69% of our revenues.

     We sell our chipsets in Asia, Europe and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2007, approximately 63% of our sales were to customers in Europe and Israel, 23% in North America and 14%
in Asia.

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

     GROSS RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel related expenses for those engaged in the design, development and enhancement of our products, software license fees, depreciation and amortization of equipment and software used in research and development, and other overhead expenses. In addition, we subcontract certain activities mainly the mask development production of our chips to unaffiliated third parties. Research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives. We expect these expenses to maintain a similar level of expenses in the future as we continue to develop new products and product applications.

     RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages certain research and development projects. In
2004, 2005, 2006 and 2007 we received grants from the Office of the Chief
Scientist for the development of our products. In addition, the European
Commission encourages research and development projects, which are performed as part of an international consortium. In 2004, 2005 and 2006, we received grants from the European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

     SELLING AND MARKETING. Selling and marketing expenses consist primarily of salaries and other personnel related expenses for those engaged in the sales, marketing and support of our products, as well as commissions, trade show, promotional and public relations expenses. Our success in increasing revenues depends on our ability to increase our customer base, achieve design wins, drive industry standards and introduce new products and product applications.
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

     STOCK BASED COMPENSATION.

     In 2006 we initially implemented SFAS No. 123(R). The implementation of
SFAS No. 123(R) resulted in 2007 and in 2006 in stock-based compensation expenses of $1.5 million and $1.2 million, respectively.

     FINANCIAL INCOME, NET. Financial income, net consists primarily of interest earned on marketable debt securities and certificates of deposits in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and bank commissions.

     TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 29% for the 2007 tax year. Following an amendment to the
Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and
25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1,
2003. However, we are eligible for tax benefits under our "approved enterprise"
programs, which should result in our taxable income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

     The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations.

                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                 2005         2006         2007
                                                 ----         ----         ----

Revenues                                          100%         100%         100%
Cost of revenues:
     Costs and expenses                            47           49           47
     Royalties to the Government of Israel          3            3            3
                                                 ----         ----         ----
Total Cost of revenues                             50           52           50
                                                 ----         ----         ----
Gross profit                                       50           48           50
Operating expenses:
     Gross research and development               139          141          251
     Royalty bearing grant                         24           20           26
                                                 ----         ----         ----
     Research and development, net                115          121          225
     Selling and marketing                         40           34           53
     Non-cash compensation                         15           14           24
                                                 ----         ----         ----
Total operating expenses                          170          169          302
                                                 ----         ----         ----
Operating loss                                   (120)        (121)        (252)
Financial income, net                               8            9           13
Net loss                                         (112)%       (112)%       (239)%
                                                 ----         ----         ----

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

     REVENUES. Revenues in 2007 were $10.2 million, a decrease of $4.3 million from revenues of $14.5 million in 2006, primarily due to a decrease in demand for both our SHDSL and for our VDSL products. Our revenues in 2007 included a first-time revenues of $0.3 of our WLANPLUS chipsets, with the remainder derived from legacy XDSL sales.

     COST OF REVENUES. Cost of revenues was $5.0 million in 2007, a decrease of
$2.5 million compared with cost of revenues of $7.5 million in 2006. Said decrease is in-line with the decrease in our revenues. Cost of revenues as a percentage of revenues decreased in 2007 slightly to 50% from 52% in 2006.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $25.5 million in 2007, an increase of $5.0 million compared with gross research and development expenses of $20.5 million in 2006. Said increase is due to enhancement of our Wireless LAN products research and development efforts, primarily attributable to personal and related expenses and to subcontractors related expenses. Gross research and development as a percentage of revenues increased to 251% in 2007 from 141% in 2006. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief
Scientist, totaling $2.6 million in 2007 compared with grants from the Office of the Chief Scientist and from the European Commission of $2.9 million in 2006, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $22.9 million in 2007, or 225% of revenues, compared with $17.6 million in 2006, or 121% of revenues.

     SELLING AND MARKETING. Selling and marketing expenses were $5.4 million in
2007, an increase of $0.5 million compared with selling and marketing expenses of $4.9 million in 2006. This increase is primarily attributable to personal and related expenses due to the increase in selling and marketing personnel in 2007 compared to 2006. Selling and marketing expenses, as a percentage of revenues, were 53% in 2007 compared to 34% in 2006.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.5 million in 2007, an increase of $0.5 million compared with general and administrative expenses of $2.0 million in 2006. This increase is primarily attributable to personal and related expenses and to professional expenses.
General and administrative expenses as a percentage of revenues were 24% in 2007 compared to 14% in 2006.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.5 million in 2007 compared with Stock-based compensation expenses of $1.2 million in 2006, an increase of $0.3 million. The increase is attributable to an increase in option grants to employees in 2007 compared to 2006 at a similar weighted average fair value of options granted. Stock-based compensation expenses are included in profit and loss items both in 2007 and 2006.
Stock-based compensation expenses as a percentage of revenues in 2007 were 14.7%
compared to 8.3% in 2006.

     FINANCIAL INCOME, NET. FINANCIAL INCOME, NET WAS $1.3 MILLION IN 2007 AND
IN 2006.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

     REVENUES. Revenues in 2006 were $14.5 million, the same as in 2005. In 2006 we faced an increase in demand for our SHDSL products in Europe, combined with an increase in deployment of our VDSL products in Asia Pacific, mainly in Korea, offset by a decrease in demannd for VDSL products in North America.

     COST OF REVENUES. Cost of revenues was $7.5 million in 2006, a minor increase of $0.2 million compared with cost of revenues of $7.3 million in 2005.
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

     SELLING AND MARKETING. Sales and marketing expenses were $4.9 million in
2006, a decrease of $0.9 million compared with sales and marketing expenses of
$5.8 million in 2005. This decrease is primarily attributable to a decrease in advertising and related expenses and personnel and related expenses. Selling and marketing expenses, as a percentage of revenues, were 34% in 2006 compared to
40% in 2005.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.0 million in 2006, a decrease of $0.3 million compared with general and administrative expenses of $2.3 million in 2005. General and administrative expenses as a percentage of revenues were 14% in 2006 compared to 15% in 2005.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.2 million in 2006 compared to amortization of deferred stock compensation of
$17,000 in 2005, an increase of $1.2 million. This increase is attributable to the initial adoption of SFAS No. 123(R), "Share-Based Payment". Stock-based compensation expenses as a percentage of revenues in 2006 were 8.3% compared to amortization of deferred stock based compensation, as a percentage of revenues of 0.1% in 2005, the increase, as mentioned above, is attributable to the initial adoption of SFAS No. 123(R).

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

     In 2005 the NIS depreciated against the dollar at the rate of 6.8% while the rate of inflation was 2.4%. In 2006 the NIS appreciated against the dollar at the rate of 8.2% while the rate of inflation decreased by 0.1%. In 2007 the
NIS appreciated against the dollar at the rate of 8.97% while the rate of inflation increased by 3.4%. We cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations could be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

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

CORPORATE TAX RATE

     Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the
Israeli Tax Ordinance, which came into effect on January 1, 2006, the Corporate
Tax rate is scheduled to decrease as follows: 27% for the 2008 tax year,26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities)
derived after January 1, 2003. However, in 1994, our facility was granted
"approved enterprise" status under the Law for the Encouragement of Capital
Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In
December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period.
Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year. The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing, and of our accumulated tax loss carry-forwards (which totaled at approximately $142.6 million at December 31, 2007), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2008 tax year.
Our effective corporate tax rate may substantially exceed the Israeli tax rate.
Our U.S., South Korean and Japanese subsidiaries and Taiwan and Chinese representative offices are generally be subject to applicable domestic and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our
U.S. subsidiary had net loss carry-forwards of approximately $3.5 million available at December 31, 2007 for federal tax purposes. These carry-forwards are available to offset any future taxable income. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate, which will apply to us.

GOVERNMENT GRANTS

     ISRAELI GOVERNMENT GRANTS

     We conduct a substantial part of our research and development operations in
Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief
Scientist. The Office of the Chief Scientist provided us grants for research and development efforts of approximately $3.4 million for the year ended December
31, 2000 (27% of total research and development expenses), $3.5 million for the year ended December 31, 2001 (20% of total research and development expenses),
$3.2 million for the year ended December 31, 2002 (21% of total research and development expenses), $3.4 million for the year ended December 31, 2003 (21% of total research and development expenses), $3.6 million for the year ended
December 31, 2004 (19% of total research and development expenses), $3.1 million for the year ended December 31, 2005 (15% of total research and development expenses), $2.8 million for the year ended December 31, 2006 (15% of total research and development expenses) and $2.2 million for the year ended December
31, 2007 (8.6% of total research and development expenses).

     Since the grant program has the impact of lowering our research and development expenditures, and improving our operating margins, reduction in the
Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. Currently, we are obligated to pay royalties to the
Office of the Chief Scientist at the rate of 4% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 is 120% of the dollar-linked value of such grants. With respect to grants we received in 2003, 2004, 2005, 2006 and 2007 our aggregate payment amount is 100% of the dollar-linked value of such grants.
In 2003, we were required by the Office of the Chief Scientist to perform at least 50% of our manufacturing in Israel. See "Item 5(C)- Research and
Development, Patents and Licenses, etc.- Grants from the Office of the Chief
Scientist".

     The refund of the grants is contingent on future sales (or related services) and the Company has no obligation to refund these grants, if sales are not generated.

     We paid or accrued to the Office of the Chief Scientist $392,000 for the
year 2005, $436,000 for the year 2006 and $297,000 for the year 2007.

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

B.   LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 2007, we had cash and cash equivalents of $7.3 million, short-term investments of $17.2 million and long-term investments of $2.2 million. By comparison, on December 31, 2006, we had cash and cash equivalents of $4.8 million, short-term investments of $18.3 million and long-term investments of $5.5 million. On December 31, 2005, we had cash and cash equivalents of $7.1 million, short-term investments of $20.1 million and long-term investments of $10.6 million.

     In August 2007, we have entered into Purchase Agreements with institutional investors ("Purchase Agreements"). Pursuant to the Purchase Agreements, we
agreed to sell 3,200,000 ordinary shares at $6.00 per share. The net proceeds from the Purchase Agreements amounted to $18 million.

     In December 1999, we completed our initial public offering of 4,600,000 ordinary shares, from which we received net proceeds of approximately $49.8 million. In March 2000, we completed our secondary offering of 1,500,000 ordinary shares, from which we received net proceeds of approximately $62.7 million.

     Our total annual proceeds, net of royalties paid or accrued from royalty-bearing government grants was $68 million as of December 31, 2007, $40 million as of December 31, 2006 and $21.2 million as of December 31, 2005.

     Capital expenditures were $2.0 million for the year ended December 31,
2007, $1.2 million for the year ended December 31, 2006 and $1.3 million for the year ended December 31, 2005. These expenditures were principally for equipment and software for our research, development and manufacturing activities. We expect to invest additional resources in equipment and software.

     Net cash used in operating activities was $20.1 million for the year ended
December 31, 2007. Net cash used in operating activities during 2007 consisted primarily of net loss adjusted for non-cash activity including an increase in trade accounts payable and other payables and accrued expenses and by a decrease in trade account receivables, other receivable and prepaid expenses and in inventories. Net cash used in operating activities was $9.1 million for the year ended December 31, 2006. Net cash used in operating activities was $12.0 million for the year ended December 31, 2005.

     Net cash provided by investing activities was $2.4 million for the year ended December 31, 2007. $49.1 million cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in our treasury offset by $44.8 million cash used in purchase of marketable debt securities, and by $2.0 million that was used for the purchase of property and equipment. Net cash provided by investing activities was $5.6 million for the year ended
December 31, 2006. Net cash provided by investing activities was $6.2 million for the year ended December 31, 2005. We hold treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates. We do not conduct interest rate or currency hedging activities.

     Net cash provided by financing activities was $20.2 million for the year ended December 31, 2007. $18 million were attributable to the proceeds we received in August 2007 pursuant to the Purchase Agreements. $2.2 million were attributable to exercise of employees' options to acquire shares. Net cash provided by financing activities was $1.1 million for the year ended December
31, 2006 and $0.7 million for the year ended December 31, 2005, all of which were primarily attributable to exercise of employees' options to acquire shares.

     As of the date of this filing, we have initiated efforts to raise additional capital. To that end, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. However, we cannot assure you that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

     If we cannot raise sufficient funds or if adequate funds are not available on acceptable terms, we may be unable to meet our business objectives and we are likely to face liquidity problems during the year 2008 and we will have to modify our current business plan, primarily to significantly reduce operating expenses from their current level.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During the fiscal years 2005, 2006 and 2007, we spent $20.1 million, $20.5 million and $25.5 million, respectively, on gross R&D expenses, $16.6 million,
$17.6 million and $22.9 million, respectively, for R&D net of grants from the
Office of the Chief Scientist and the European Commission. See "Item 4(B) -
Information on the Company - Business Overview - Research and Development," Item
4(B) - Information on the Company - Business Overview - Proprietary Rights" and
"Item 5(A) - Operating and Financial Review and Prospects - Operating Results."

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

     Under the R&D Law, research and development programs that meet specified criteria and are approved by the Research Committee of the Office of the Chief
Scientist are eligible for grants usually of up to 50% of certain approved expenditures of such programs, as determined by the Research Committee. In exchange, the recipient of such grants is required to pay the Office of the
Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment may have a retroactive effect, although there is no assurance as to whether and when it will be adopted.

     The royalty rates applicable to our programs range from 3% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 was 120% of the dollar-linked value of such grants. With respect to grants received in 2003, 2004, 2005, 2006 and 2007, our aggregate payment amount was 100% of the dollar-linked value of such grants.

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

     o    the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how
          (according to certain formulas), or

     o    the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or

     o    such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

D.   TREND INFORMATION

     We have identified certain trends in our markets that may affect our future operations:

     BEGINNING OF 802.11N PENETRATION. In June 2007 the Wi-Fi alliance began certifying 802.11n Draft 2.0 compliant products. This resulted in a wide array of certified networking products shipping to retail towards the holiday season.
Although the replacement cycle from 802.11g to 802.11n started, it appears to proceed slower than we expected. This may be attributed to the late date of
Wi-Fi certification and the fact that there is no final IEEE ratified standard
(deterring service providers and enterprises to switch from 802.11g to 802.11n).

     WI-FI PENETRATION INTO CONSUMER DEVICES IS SLOWER THAN EXPECTED. According
to previous research and market perception, 2008 appeared to be the year in which Wi-Fi would become a mainstream addition to consumer products such as
Digital TVs, DVDs and Set-top boxes. In reality, while many vendors are designing Wi-Fi connected products in these categories, and there are initial consumer products shipping with Wi-Fi capabilities, market uptake is slower than expected and we do not expect a ramp-up in this market before the second half of
2009.

     FAST ASP EROSION OF 802.11N ICS. According to previous research and market perception, it was expected for Wi-Fi IC vendors to keep 802.11n prices higher while keeping higher margins. In reality, due to competition driven by the Wi-Fi
IC vendors, the current ASP curve seems very aggressive, and ASPs for 802.11n chipsets are eroding faster than expected.

     In addition, our results of operations and financial condition may be affected by various other factors discussed in "Item 3(D) - Risk Factors". As set forth above and elsewhere in this annual report, we expect our revenues, which are currently derived solely from sale of our DSL chipsets, to continue to decline in the foreseeable future and, in light of the "end-of-life"
notification we issued for our DSL chipsets, even in a greater pace. As we devote our research and development resources to developing high throughput wireless LAN chipsets, from which we have not yet generated significant sales, we have a low visibility as to the outlook of our revenues and results of operations in 2008.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

     The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

                                                   LESS THAN                           MORE THAN
CONTRACTUAL OBLIGATIONS                  TOTAL      1 YEAR     1-3 YEARS   3-5 YEARS    5 YEARS
------------------------------------     -----       -----       -----       -----       -----

Long-Term Debt Obligations

Operating lease obligations              3,731       1,323       2,266         142           -

Purchase obligations (vendors of
equipment and services)                  2,549       1,324       1,225           -           -
TOTAL CONTRACTUAL CASH OBLIGATIONS       6,280       2,647       3,491         142           -

     We lease our motor vehicles under cancelable operating lease agreements, for periods through 2010. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $161,000 as of December 31,
2007.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers:

NAME                AGE                 POSITION
----                ---                 --------

Uzi Rozenberg*      49    Chairman of the Board of Directors

Tzvi Shukhman       47    Chief Executive Officer and Director

Itzik Ben-Bassat    40    Chief Operating Officer

Yuval Ruhama        38    Chief Financial Officer

Raghu Rao           44    Vice President, International Sales

Liat Hortig         36    Vice President, Human Resources

Bentsi Algazi       45    Vice President, Operations

Barry Volinskey     38    Vice President, Marketing

Alister Chu         45    Vice President, Greater China and South East Asia

Yaron Ashri         43    Vice President, Engineering, Wireless

Gil Becker          35    Vice President, Product Marketing & Program Management

Efi Shenhar*        52    Director

Naama Zeldis**      45    Director

Joe Markee**        55    Director

Meir Bar-El**       64    Director

* Designated as an "independent director" in accordance with NASDAQ Marketplace
Rules.

** Designated as an "independent director" in accordance with NASDAQ Marketplace
Rules, and a Member of the Audit Committee.

     UZI ROZENBERG, a co-founder of our Company, serves as the Chairman of our
Board of Directors since December 2007. He served as a director from 1992 until
1997 and from August 1999 to the present. Mr. Rozenberg is also the founder and
Chief Executive Officer of USR Electronics Systems (1987) Ltd. since February
1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

     TZVI SHUKHMAN, a co-founder of our company, has served as our Chief
Executive Officer from our inception in 1992 and as the Chairman of the Board of
Directors from our inception until December 2007. Prior to May 1999, Mr.
Shukhman also served as our President. From March 1989 until March 1993, Mr.
Shukhman served as an independent consultant for RAD Data Communications and ECI
Telecom. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications. Mr.
Shukhman has an M.Sc. from the Technion, Israel Institute of Technology.

     ITZIK BEN-BASSAT joined Metalink as Chief Operating Officer in November
2006, with over 16 years of experience in the telecommunications, Internet and video markets. Prior to joining Metalink, Mr. Ben-Bassat held various executive positions in publicly-traded companies, including Vice President of R&D and
Chief Technology Officer of Scopus Video Networks from 2003 to November 2006.
Before that, he was Senior Director of Marketing at Gilat Satellite Networks for
four years, following his position there as Director of R&D. Mr. Ben-Bassat's engineering career began in the technical unit of the Israel Defense Forces where he led one of the largest groups, and received Israel's Defense Award. He holds a B.Sc. from the Technion, Israel Institute of Technology.

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

     RAGHU RAO, joined Metalink as our Vice President of International Sales in
January 2008. Mr. Rao has extensive experience in the semiconductor industry, holding various executive-level positions, including Vice President of EMEA
Sales and Marketing of Marvell Semiconductor, Vice President of APAC Sales of
GlobeSpan Virata/Conexant Systems, Inc., and Director of Business Development of
Teralogic, Inc. Mr. Rao holds B.S. and M.S. degrees in Electrical Engineering and an MBA from California State University.

     LIAT HORTIG was appointed as our Vice President of Human Resources in
November 2005, after previously serving as Recruitment Manager and Human
Resources Manager for Israel since June 1999. Before joining Metalink, Ms.
Hortig served as an Organizational Consultant for various companies. She holds a
B.A. in Psychology and Economics from Tel Aviv University and an M.A. in
Organizational Psychology from Bar Ilan University.

     BENTSI ALGAZI joined Metalink as Vice President, Operations in March 2007, with over 16 years experience in the electronics and telecommunications industry. Most recently, Mr. Algazi served as the Director of Supply Chain at
SuperDimension Ltd. For 10 years prior to that, Mr. Algazi was Director of
Operations at Gilat Satellite Networks and then the Gilat subsidiary in the
United States, Spacenet Inc. Previously, Mr. Algazi held senior engineering and purchasing positions at Intel Electronics. Mr. Algazi holds a B.Sc. in Physics &
Mathematics and an M.B.A from the Hebrew University in Jerusalem.

     BARRY VOLINSKEY joined Metalink as Vice President Marketing in September
2004. From 1999 to 2004, Mr.Volinskey served as Vice President of Business
Development at RFWaves, a company focused on low cost radio ICs for consumer electronics. From 1993 to 1999, Mr. Volinskey served as an officer in the
Israeli Defense Forces, where he managed a wide range of high-technology projects in computing and telecommunications. He holds a BSc. in Electronic
Engineering from the Technion, Israel Institute of Technology and an M.B.A. from
Tel Aviv University.

     ALISTER CHU joined MetaLink in May 2007 as Sales Director for Taiwan and
South East Asia, and assumed his current position in May 2008. Mr. Chu has over
20 years of experience in the personal computers, telecom and data networking industries. Prior to joining Metalink, Mr. Chu held executive sales and marketing positions at various publicly traded multinational companies with leading technology and market dominance in their respective fields (AuthenTec -
Country Manager for Taiwan and South East Asia, GlobespanVirata - Country
Manager and Marketing Director for Taiwan & South East Asia, Alcatel ITS Taiwan
- Country Manager). Mr. Chu holds an MBA degree from the Royal Roads University in Canada and a degree in Radio & Line Transmission from City & Guilds in the
UK.

     YARON ASHRI was appointed as our Vice President Engineering, Wireless in
March 2007, after previously serving as Assistant Vice President Engineering,
Wireless Products since January 2005. Prior to joining Metalink, Mr. Ashri held executive positions in private and publicly-traded companies, including Vice
President R&D of AlphaCell Wireless (an Emblaze subsidiary) where he was responsible for the design and development of reach media cellular handsets and
Vice President R&D of DSPC Systems (later acquired by Intel). Before that, Mr.
Ashri served in several R&D positions, leading large-scale multi-disciplinary projects and development groups (in the areas of Telecom and Signal Processing)
in the elite R&D department of the Israel Ministry of Defense. Mr. Ashri holds a
B.Sc. in Electrical Engineering from the Technion, Israel Institute of
Technology.

     GIL BECKER was appointed as our Vice President Product Marketing & Program
Management in April 2008, after previously serving as Director of the WLAN product line since 2000. Prior to joining Metalink, from 1998 to 2000, Mr.
Becker gained experience as an Embedded Real Time Software engineer at
TdSoft-VocalTec. Mr. Becker holds a B.Sc. degree in Communication System
Engineering from Ben Gurion University and is currently completing his M.B.A at the Technion - Israel's Institute of Technology.

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

     JOE MARKEE has served as a director since July 2001. Mr. Markee also serves as a member of the board of directors of Dot Hill Systems. Mr. Markee is currently the Managing Director of Express Ventures in San Diego, CA. Mr. Markee
was the co-founder and Chairman of the Board of Copper Mountain Networks. Prior
to founding Copper Mountain, Mr. Markee was a co-founder of Primary Access, a leading remote access server company acquired by 3Com Corporation in 1995. At
Primary Access, Mr. Markee was a member of the senior management team, serving as Vice President of Operations and Vice President of Support. Mr. Markee began his career in product management and engineering at General Instrument
Corporation and M/A-Com Linkabit. Mr. Markee holds a B.S. in Electrical
Engineering and Computer Science from the University of California at Davis.

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

B    COMPENSATION

     The aggregate remuneration we paid for the year ended December 31, 2007 to all executive officers as a group (13 persons), was approximately $1,735,000 in salaries, fees, commissions and bonuses. This amount includes approximately
$221,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

     Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended.
External directors receive fixed compensation for their service on the board of directors or any committee of the board of directors, and in addition, receive proportional compensation for their participation the board of directors or any committee meetings. In addition, all board members received options to purchase shares of the Company (see Item 6(E) below). Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment. Regarding officers who are directors, see the discussion under the caption "Management Employment Agreements" below.

C.   BOARD PRACTICES

CORPORATE GOVERNANCE PRACTICES

     We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the NASDAQ Global Market and other relevant provisions of U.S. securities laws.

     Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We currently follow Israeli practice rather than comply with the NASDAQ rules with respect to the following requirements:

     o    The requirement to obtain shareholder approval when an equity based plan is to be established or materially amended as set forth in Rule
          4350(i). We seek shareholder approval for the adoption or amendment of share option plans only as required by our share option plans,
          Articles of Association and Israeli law. Subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of share options to directors and controlling shareholders or plans that require shareholder approval for other reasons; and

     o    The requirement to send an annual report to our shareholders prior to our annual meeting of shareholders as set forth in Rule 4350(b) of
          Nasdaq. In lieu of such requirement, we post our Annual Report on Form
          20-F on our web site (www.MTLK.com) as soon as practicable following the filing of the Annual Report with the SEC.

     Under the NASDAQ rules, a majority of our directors are required to be
"independent directors" as defined in NASDAQ rules. We are also required to have an audit committee, all of whose members are "independent directors" as defined in NASDAQ and SEC rules. Five out of the six members of our board of directors, namely, Messrs. Rozenberg, Shenhar, Markee and Bar-El and Ms. Zeldis, are
independent directors under the NASDAQ requirements. Messrs. Markee and Bar-El and Ms. Zeldis are the members of our audit committee.

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
Our board of directors may consist of between four (4) and nine (9) directors and currently consists of six directors.

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

     Our external directors are Meir Bar-El who was elected to a second three-year term in 2005, and Naama Zeldis who was elected to a three-year term in 2006.

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

     Our Audit Committee consists of Joe Markee, Naama Zeldis and Meir Bar-El.

     As required by the NASDAQ rules, our Audit Committee has adopted a formal written charter, which is available on our website at www.MTLK.com. Each of
Messrs. Markee and Bar-El and Ms. Zeldis is "independent" under the applicable
SEC and NASDAQ rules. In addition, the board of directors has determined that
Ms. Zeldis qualifies as an "audit committee financial expert" within the meaning of the SEC rules.

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

     o    Determining whether to approve "related party transactions."

INTERNAL AUDITOR

     Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. In August
2007, we appointed Yossi Ginossar, CPA, a manager partner in Fahn Kanne, as our
Internal Auditor.

NOMINATION POLICY

     It is our policy that our independent directors review and consider all candidates for nomination and election as directors who may be suggested by any director or executive officer of the Company. Our policy is also to refer to our independent directors for consideration any director candidate recommended by any shareholder if made in accordance with the Company's articles of association and applicable law.

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

D.   EMPLOYEES

     We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our chief executive officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

---------------------------------------------------------------------- -------------------------------------------------
                                                                                      As at December 31,
---------------------------------------------------------------------- -------------------------------------------------
                                                                              2007            2006           2005
---------------------------------------------------------------------- ----------------- -------------- ----------------
APPROXIMATE NUMBERS OF EMPLOYEES BY GEOGRAPHIC LOCATION
---------------------------------------------------------------------- ----------------- -------------- ----------------
    United States and Asia Pacific                                                38                18              15
    Europe, Middle East                                                          192               152             139

    TOTAL WORKFORCE                                                              230               170             154
---------------------------------------------------------------------- ----------------- -------------- ----------------
APPROXIMATE NUMBERS OF EMPLOYEES BY CATEGORY OF ACTIVITY
---------------------------------------------------------------------- ----------------- -------------- ----------------
    Research and development                                                     172               121             101
    Sales and marketing                                                           22                20              23
    Product and customer support                                                  21                13              14

    Management and administrative                                                 15                16              16
    TOTAL WORKFORCE                                                              230               170             154
---------------------------------------------------------------------- ----------------- -------------- ----------------

     We are subject to labor laws and regulations in Israel, in the United
States and in Japan, China and Taiwan. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the
Coordination Bureau of Economic Organizations (including the Industrialists
Association) by order of the Israeli Ministry of Labor and Welfare. None of our
employees is represented by a labor union and we have not experienced any work stoppages.

E.   SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of June 24, 2008. The percentage of outstanding ordinary shares is based on 23,490,732 ordinary shares outstanding as of June 24, 2008:

                                 NUMBER OF ORDINARY      PERCENTAGE OF
                                SHARES BENEFICIALLY   OUTSTANDING ORDINARY
            NAME                      OWNED(1)             SHARES(2)         NUMBER OF OPTIONS
-----------------------------   -------------------   --------------------   -----------------

Tzvi Shukhman                        5,910,306                  25.2                    --
Uzi Rozenberg                        4,775,348                  20.3                    --
Itzik Ben-Bassat                             *                     *                     *
Yuval Ruhama                                 *                     *                     *
Raghu Rao                                    *                     *                     *
Liat Hortig                                  *                     *                     *
Bentsi Algazi                                *                     *                     *
Barry Volinskey                              *                     *                     *
Alister Chu                                  *                     *                     *
Yaron Ashri                                  *                     *                     *
Gil Becker                                   *                     *                     *
Efi Shenhar                                  *                     *                     *
Naama Zeldis                                 *                     *                     *
Joe Markee                                   *                     *                     *
Meir Bar-El                                  *                     *                     *
Directors and Officers as a
group (consisting of 14
persons)

----------

*    Less than 1%.

(1)  Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 24, 2008.

(2)  Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of June 24, 2008, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

     We have filed a registration statement with the SEC relating to the sale by
Messrs. Shukhman and Rozenberg of 10,565,651 shares.

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

     As of June 24, 2008 options to purchase 2,996,705 ordinary shares under our share option plans were outstanding. As of June 24, 2008, an additional
2,381,460 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans.

     In 2007, we granted options exercisable into 1,650,100 ordinary shares under our share option plans. Of the total options granted in 2007, our directors and executive officers were granted options exercisable into 440,100 ordinary shares, at exercise prices ranging from $6.24 to $6.76 per share. Such options will expire in 2011.

     In October 2007, our board of directors approved the increase of 2,100,000 in the number of outstanding shares reserved under the plans. We may further increase the number of ordinary shares reserved for issuance under the plans.

STOCK PURCHASE PLAN

     In October 2000 we initiated our 2000 Employee Stock Purchase Plan
("ESPP"). The plan is implemented through consecutive offering periods with new offering periods commencing on the first trading day following the last day of the previous period, and continuing thereafter until terminated. The plan enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, whichever is lower. Participants were limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which was available for sale under the plan was 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 3/4% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan is currently administered by our board, who may delegate such power to a committee appointed by the board. The plan terminates on October 31,
2010. As of May 31, 2007, 329,080 ordinary shares had been issued under the
ESPP, and an additional 108,143 ordinary shares are reserved for issuance. The last ESPP offering period ended in August 2004. In April 2005, the board of directors of the Company resolved to suspend the ESPP until further notice.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 22, 2008 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

                                                              PERCENTAGE OF
                            NUMBER OF ORDINARY            OUTSTANDING ORDINARY
        NAME           SHARES BENEFICIALLY OWNED(1)            SHARES(2)
--------------------   ----------------------------        -----------------
Tzvi Shukhman(3)                  5,910,306                     25.2
Uzi Rozenberg(3)(4)               4,775,348                     20.3

----------

(1)  Except pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(2)  The percentage of outstanding ordinary shares is based on 23,490,732 ordinary shares outstanding as of June 22, 2008.

(3)  Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4)  The record holder of 1,000,000 shares out of the 4,775,348 is not Uzi
     Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

     As a result of the size of their share ownership, Messrs. Tzvi Shukhman and
Uzi Rozenberg, if they vote together, could control the outcome of various actions that require shareholder approval. For example, these shareholders could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

     During the past three years, Mr. Shukhman has decreased his ownership of our shares by 22,615 shares (approximately 0.1% of the currently outstanding shares) and Mr. Rozenberg has decreased his ownership of our shares by 210,747 shares (approximately 0.9% of the currently outstanding shares).

     Except with respect to the major shareholders, the Company is not directly or indirectly controlled by any other corporation, foreign government or other natural or legal person.

RECORD HOLDERS

     As of June 24, 2008, we had 40 shareholders of record, of whom 32 were registered with addresses in the United States, representing approximately 54%
of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 34% of our outstanding ordinary shares as of said date).

DUTIES OF SHAREHOLDERS

     DISCLOSURE BY CONTROLLING SHAREHOLDERS. Under the Companies Law, the
disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.

     Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders, in that order. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than one percent of the voting rights in the company.

     GENERAL DUTIES OF SHAREHOLDERS. In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

B.   RELATED PARTY TRANSACTIONS

     None.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18 below - "Financial Statements".

OTHER FINANCIAL INFORMATION

     In the year ended December 31, 2007 the amount of our export sales was approximately $8.1 million, which represents 80% of our total sales.

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

     Since December 2003 through today, we and the former employee filed various motions regarding discovery and questionnaires

     We believe that the resolution of this matter will not have a material adverse effect on our results of operations, liquidity, or financial condition, nor cause a material change in the number of our outstanding ordinary shares, but there can be no assurance that we will necessarily prevail, due to the inherent uncertainties in litigation.

     Except as set forth above, we are not a party to any material legal proceedings.

DIVIDEND POLICY

     We have never declared or paid any cash dividends on our ordinary shares.
We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings for use in the development of our business.

     According to the Israeli Companies Law, a company may distribute dividends only out of its "profits," as such term is defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli
Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

                                 LISTING DETAILS

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the NASDAQ Global Market for the periods indicated:

              FIVE MOST RECENT YEARS                    HIGH        LOW
              ----------------------                    ----        ----

2003                                                   $8.32       $2.74
2004                                                   $9.05       $4.20
2005                                                   $5.72       $3.85
2006                                                   $6.49       $4.36
2007                                                   $8.79       $4.43

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD
------------------------------------------------

Second Quarter 2006                                    $6.49       $5.00
Third Quarter 2006                                     $5.99       $5.13
Fourth Quarter 2006                                    $6.23       $5.10
First Quarter 2007                                     $6.76       $5.70
Second Quarter 2007                                    $6.67       $5.29
Third Quarter 2007                                     $8.79       $5.79
Fourth Quarter 2007                                    $6.79       $4.43
First Quarter 2008                                     $4.75       $1.85
Second Quarter 2008 (through June 24)                  $2.15       $1.15

              MOST RECENT SIX MONTHS
              ----------------------

December 2007                                          $5.81       $4.43
January 2008                                           $4.75       $3.20
February 2008                                          $3.80       $2.72
March 2008                                             $3.03       $1.85
April 2008                                             $1.90       $1.71
May  2008                                              $2.15       $1.69
June 2008 (through June 24)                            $1.80       $1.15

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the
Bank of Israel:

                                                              HIGH                   LOW
                                                              ----                   ---
            FIVE MOST RECENT YEARS                           $ NIS                  $ NIS
            ----------------------

2003                                                     8.48      38.39        2.55      12.11
2004                                                     9.37      41.03        4.09      18.24
2005                                                     5.81      25.31        3.93      17.71
2006                                                     6.42      28.48        4.40      20.77
2007                                                     8.50      36.06        4.41      17.29

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD
------------------------------------------------

Second Quarter 2006                                      6.42      28.48        4.96      22.53
Third Quarter 2006                                       6.03      26.47        5.13      22.12
Fourth Quarter 2006                                      6.26      26.30        5.22      22.25
First Quarter 2007                                       6.78      28.41        5.62      23.75
Second Quarter 2007                                      7.08      29.29        5.38      22.30
Third Quarter 2007                                       8.50      36.06        5.44      23.11
Fourth Quarter 2007                                      6.96      27.29        4.41      17.29
First Quarter 2008                                       4.80      18.47        1.81       6.42
Second Quarter 2008 (through June24)                     2.11       7.09        1.16       3.91

               MOST RECENT SIX MONTHS
               ----------------------

December 2007                                            5.38      20.87        4.41      17.29
January 2008                                             4.80      18.47        3.18      11.72
February 2008                                            3.99      14.34        2.74       9.91
March 2008                                               2.91      10.58        1.81       6.42
April 2008                                               1.98       7.04        1.72       5.91
May 2008                                                 2.11       7.09        1.71       5.86
June 2008 (through June 24)                              1.77       5.72        1.16       3.91

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

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     SET OUT BELOW IS A DESCRIPTION OF CERTAIN PROVISIONS OF OUR MEMORANDUM OF
ASSOCIATION AND ARTICLES OF ASSOCIATION, AND OF THE ISRAELI COMPANIES LAW
RELATED TO SUCH PROVISIONS, UNLESS OTHERWISE SPECIFIED. THIS DESCRIPTION IS ONLY
A SUMMARY AND DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED BY REFERENCE TO
THE FULL TEXT OF THE MEMORANDUM AND ARTICLES, WHICH ARE INCORPORATED BY
REFERENCE AS EXHIBITS TO THIS ANNUAL REPORT, AND TO ISRAELI LAW.

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

THE POWERS OF THE DIRECTORS

     Under the provisions of the Israeli Companies Law and our articles of association, a director generally cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested.
In addition, our directors generally cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6(C). "Directors, Senior Management and Employees - Board Practices - Approval of Specified Related Party
Transactions Under Israeli Law."

     The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

     Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

RIGHTS ATTACHED TO OUR SHARES

     Our authorized share capital consists of 50,000,000 ordinary shares of a nominal value of NIS 0.1 each.

     The key rights attached to our ordinary shares are as follows:

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

     Under the Companies Law and our articles of association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, the Companies Law requires that the first amendment of a company's articles of association after February 1, 2000 be approved by holders of at least 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon. In October 2000, our shareholders approved the amendment to our article of association and to our memorandum of association. Under the Companies Law, our articles of association are deemed to include a provision requiring a majority of 75% of the voting shareholders at a general meeting of shareholders convened for purposes of approving a merger.

     Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place determined by our board. All general meetings other than annual general meetings are called extraordinary general meetings. Our board may, whenever it thinks fit, convene an extraordinary general meeting at such time and place as it determines, and shall be obligated to do so upon a requisition in writing in accordance with the Companies Law.

LIMITATION ON OWNING SECURITIES

     The ownership of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association and articles of association or the laws of the State of Israel, except for citizens of countries which are in a state of war with Israel, who may not be recognized as owners of our ordinary shares.

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

C.   MATERIAL CONTRACTS

     In August 2007, we entered into Purchase Agreements with institutional investors. Pursuant to said Purchase Agreements, the Company sold 3,200,000 ordinary shares at $6.00 per share. The purchasers also received warrants to purchase an aggregate of 800,000 ordinary shares at an exercise price of $8.00 per share, subject to adjustments, and exercisable until [August 7, 2013]. We are entitled to force the exercise of the warrants in the event the market price for our ordinary shares exceeds $12.0 per share for 20 out of 30 consecutive trading days; with a minimum average daily trading volume for such 30 day period of at least $50,000.

     We also undertook to register the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933 and to maintain a registration statement in effect in order to allow them to freely sell these shares. The registration statement was declared effective on
August 28, 2007.

     THE FOREGOING DESCRIPTION OF THE PURCHASE AGREEMENTS AND WARRANTS IS ONLY A
SUMMARY AND DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED BY REFERENCE TO THE
FULL TEXT OF THESE AGREEMENTS FILED BY US AS EXHIBITS 4.12 AND 4.13 TO THIS
ANNUAL REPORT (SEE ITEM 19).

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

     TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS,
1959

     The Law for the Encouragement of Capital Investments, 1959, or the
Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See discussion below regarding an amendment to the Investments Law that came into effect in 2005.
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
Pursuant to the amendment, a company's facility will be granted the status of
"Approved Enterprise" (which following such amendment is referred to as a
Benefited Enterprise) only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the
Israeli gross domestic product. The amendment provides that the Israeli Tax
Authority and not the Investment Center will be responsible for a Benefited
Enterprise under the alternative package of benefits. A company wishing to receive the tax benefits afforded to a benefited enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a benefited enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the benefited enterprise and having completed a cooling-off period of no less than three years from the company's previous year of commencement of benefits under the Investments Law.

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

     The amendment applies to Benefited Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received"Approved Enterprise" approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

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

     On December 11, 2007, the Israeli Parliament approved a bill proposing an amendment to the Inflationary Adjustments Law that will effectively cancel such law as of the 2008 tax year. If such bill is enacted into law, as of the 2008 tax year most of the provisions of the Inflationary Adjustments Law will no longer be in force, except of certain transitional orders.

     ISRAELI TRANSFER PRICING REGULATIONS

     On November 29, 2006, Income Tax Regulations (Determination of Market
Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the "TP Regs"). Section 85A of the Tax Ordinance and the TP Regs
generally require that all cross-border transactions carried out between related parties will be conducted on an arm's length principle basis and will be taxed accordingly.

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

     The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of
25%. Additionally, if such shareholder is considered a "Significant Shareholder"
at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Inflationary
Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

     The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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
However, non-Israeli corporations will not be entitled to such exemption if
Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25%
or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

     TAXATION OF NON-RESIDENTS ON RECEIPT OF DIVIDENDS

     On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to
Israeli income tax on the receipt of dividends paid on our ordinary shares, which tax will be withheld at source at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the
12-month period preceding such distribution, unless the dividends are paid from income derived from an Approved or Benefited Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty
U.S. Resident will be 25%. However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company's gross income consists of interest or dividends. Dividends paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     GENERAL

     Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of our ordinary shares and that holds them as capital assets. For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ordinary shares who or that is for U.S. federal income tax purposes:

     o    a citizen or individual resident of the United States;

     o    a corporation (or other entity treated as a corporation for U.S.
          federal tax purposes) created or organized in the United States or under the law of the United States or of any State or the District of
          Columbia;

     o    an estate the income of which is includible in gross income for U.S.
          federal income tax purposes regardless of its source; or

     o    a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a
          United States person.

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

     This discussion is based on current provisions of the U.S. Internal Revenue
Code of 1986, as amended, current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on that holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

     o    broker-dealers, including dealers in securities or currencies;

     o    insurance companies;

     o    taxpayers that have elected mark-to-market accounting;

     o    tax-exempt organizations;

     o    financial institutions or "financial services entities";

     o    taxpayers who hold the ordinary shares as part of a straddle, "hedge", constructive sale, "conversion transaction" or other risk reduction transaction;

     o    holders owning directly, indirectly or by attribution shares having at least ten percent of the total voting power of all our shares;

     o    taxpayers whose functional currency is not the U.S. dollar; and

     o    taxpayers who acquire our ordinary shares as compensation.

     This discussion does not address any aspect of U.S. federal gift or estate tax or state or local tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other entities treated as pass-throughs for
U.S. federal income tax purposes or persons who hold our ordinary shares through a partnership or other pass-through entity.

     Material aspects of U.S. federal income tax relevant to a Non-U.S. Holder are also discussed below. In general, a Non-U.S. Holder is a beneficial owner of our ordinary shares who or that is for U.S. federal income tax purposes: (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the law of a country other than the United States or a political subdivision thereof or, (iii) an estate or trust that is not a U.S. Holder. Each prospective investor is advised to consult that person's own tax adviser with respect to the specific tax consequences to that person of purchasing, holding or disposing of our ordinary shares.

     TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

     We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of those earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of that basis, will be treated as a gain from the sale or exchange of the ordinary shares. Pursuant to current legislation that is scheduled to expire for taxable years beginning after
December 31, 2010, dividend income generally will be taxed to individual taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements (including a requirement that we are not a
PFIC in the year of the dividend or in the preceding year) are satisfied.
Dividends received after 2010 will be taxable as ordinary income.

     Distributions out of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of the U.S.
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

     U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.
Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of any Israeli income taxes withheld, but those individuals may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

     A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

     o    if the U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date; or

     o    to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property.

     Any days during which a U.S. Holder has substantially diminished his or its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations.

     TAXATION OF THE DISPOSITION OF ORDINARY SHARES

     Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between that U.S.
Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of those shares, and the amount realized on the disposition. A disposition of the ordinary shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss, unless that U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating that foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Long-term capital gains of individuals are eligible for reduced rates of taxation.

     Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally is treated under the U.S. Internal
Revenue Code as U.S. source income or loss for U.S. foreign tax credit purposes, and thus a U.S. Holder ordinarily would not be entitled to claim a foreign tax credit for taxes paid to Israel with respect to gains. However, under the U.S.-
Israel Tax Treaty, gains derived from the sale, exchange or other disposition of our ordinary shares generally are considered to be from Israeli sources if the sale, exchange or other disposition occurs in Israel, and a U.S. Holder who is entitled to claim the benefits of that treaty is permitted to claim a foreign tax credit for taxes paid to Israel with respect to the sale, exchange or disposition, subject to the limitations on foreign tax credits under U.S.
federal income tax law. The U.S. Israel Tax Treaty does not relate to state or local taxes. (See Israeli Tax - Application of the U.S.-Israel Tax Treaty to
Capital Gains Tax).

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

     PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     If we are characterized as a PFIC for U.S. federal income tax purposes, adverse tax consequences can arise for our shareholders. Generally a foreign corporation is treated as a PFIC if either (i) 75 percent or more of its gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which that corporation is considered to own 25 percent or more by value of the shares, is passive income, or (ii) 50 percent or more of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company in which that corporation is considered to own 25 percent or more by value of the shares, produce, or, are held for the production of, passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends..

     We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005, 2006 or 2007. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so.

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

     o    the U.S. Holder will be required to allocate that dividend income and/or disposition gain ratably over the shareholder's entire holding period for the ordinary shares;

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

     o    any U.S. Holder who acquired our ordinary shares upon the death of a shareholder will not receive a step-up in the tax basis of those shares to fair market value. Instead, the U.S. Holder beneficiary will have a tax basis equal to the decedent's basis, if lower.

     In the case of a U.S. Holder that made, or, as described below, is treated as having made, a QEF election for the first taxable year the U.S. Holder owns our ordinary shares and we are a PFIC (that taxable year hereafter being referred to as the "First PFIC Year"), the following U.S. federal income tax consequences will arise:

     o    the U.S. Holder will be required for each taxable year in which we are a PFIC to include in income a pro-rata share of our (i) net ordinary earnings as ordinary income (which income is not eligible for any 15 percent maximum tax rate applicable to certain dividends) and (ii) net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

     o    the U.S. Holder will not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gains; and

     o    the U.S. Holder will not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC..

     The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in
Philadelphia, Pennsylvania. Continuation of a QEF election requires ongoing annual filing of the PFIC annual information statement that we provide. Even if a QEF election is not made, a shareholder in a PFIC who is a United States person must file a completed IRS Form 8621 every year. During January 2002, 2003 and 2004, we sent to our shareholders the required information to report income and gain under a QEF election - a "PFIC ANNUAL INFORMATION STATEMENT" for the years 2001, 2002, and 2003 respectively.

     We did not have net ordinary earnings or net capital gain for our 2001-2003 taxable years. Therefore, any U.S. Holder who made a timely QEF election for those periods was not required to include any amount in income in those years as a result of that election.

     Any U.S. Holder who would like to receive a PFIC ANNUAL INFORMATION
STATEMENT for years 2001, 2002 and/or 2003 can contact Mr. Yaron Malka, Metalink
Ltd., Yakum Business Park, Yakum 60972, Israel.

     Alternatively, provided our ordinary shares qualify as marketable stock, a
U.S. Holder can elect to mark our ordinary shares to market annually, recognizing as ordinary income or loss each year that we are a PFIC and the shares are either held or are disposed of, an amount equal to the difference between the U.S. Holder's adjusted tax basis in our ordinary shares and their fair market value or amount realized. Losses would be allowed only to the extent of net mark-to-market gain included in income by the U.S. Holder for prior taxable years pursuant to the mark-to-market election. As with the QEF election, a U.S. Holder who makes a mark-to-market election with respect to our shares would not be subject to deemed ratable allocations of distributions or gain, the interest charge, and the denial of basis step-up at death described above
(except for the first year the election applies, if that is not the First PFIC
Year). We believe that our shares should be treated as marketable stock for purposes of this mark-to-market election. Subject to our shares not being or ceasing to be marketable, a mark-to-market election is irrevocable without the consent of the IRS.

     As noted above, once stock in a foreign corporation is stock in a PFIC in the hands of a particular U.S. shareholder, it remains stock in a PFIC in the hands of that shareholder, even if in later taxable years the foreign corporation ceases to satisfy the test to be a PFIC, unless the shareholder makes a QEF election for the First PFIC Year makes or the mark-to-market election.

     If a U.S. shareholder makes a QEF election for the First PFIC Year, and if in any later year the foreign corporation does not satisfy the test to be a
PFIC, the PFIC rules do not apply to the stock of that shareholder in that year.
However, if the foreign corporation subsequently becomes a PFIC in a later taxable year, the QEF rules once again will apply to that stock. A U.S.
shareholder who or that did not make a QEF election in the First PFIC Year may make a QEF election in a later taxable year, and if the U.S. shareholder also makes another election, sometimes called a "purging" election, pursuant to which the U.S. shareholder may be required to pay additional tax and interest, the
U.S. shareholder will be treated as having made a QEF election in the First PFIC
Year.

     If a U.S. shareholder makes the mark-to-market election for the stock in a
PFIC, the stock will cease to be stock in a PFIC in any later year the foreign corporation does not satisfy the test to be a PFIC. However, if the foreign corporation subsequently becomes a PFIC in a later taxable year, the mark-to-market rules once again will apply to that stock. If a United States person makes a mark-to-market election after the First PFIC Year, his or its mark-to-market gain, if any, will be subject to the PFIC rules that apply when there is no special election, described above, but those rules will not thereafter apply in subsequent taxable years.

     We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005, 2006 or 2007. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001,
2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, 2005, 2006 or 2007 (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S.
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

     U.S. HOLDERS OF OUR SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS
ABOUT THE PFIC RULES, INCLUDING THE AVAILABILITY, ADVISABILITY AND TIMING OF,
AND PROCEDURE FOR, MAKING A QEF OR MARK-TO-MARKET ELECTION WITH RESPECT TO THEIR
HOLDING OF OUR ORDINARY SHARES, INCLUDING WARRANTS OR RIGHTS TO ACQUIRE OUR
ORDINARY SHARES.

     TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

     Except as described in "U.S. Information Reporting and Backup Withholding"
below, a Non-U.S. Holder who is a beneficial owner of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, the ordinary shares, unless:

     o    that item is effectively connected with the conduct by the Non-U.S.
          Holder of trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, that item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

     o    the Non-U.S. Holder is an individual who holds the ordinary shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

     o    the Non-U.S. Holder is subject to tax pursuant to the provisions of
          U.S. tax law applicable to U.S. expatriates.

     U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. In addition, U.S. Holders are subject to U.S. backup withholding at a rate of 28 percent on dividends paid in the United States on the ordinary shares unless the
U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S.
Holders are subject to information reporting and backup withholding at a rate of
28 percent on proceeds paid from the sale, exchange, redemption or other disposition of the ordinary shares unless the U.S. Holder provides an IRS Form
W-9 or otherwise establishes an exemption.

     Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the sale, exchange, redemption or other disposition of, the ordinary shares, provided that the Non-U.S. Holders provide a taxpayer identification number, certify to their foreign status or otherwise establish an exemption.

     The amount of any backup withholding will be allowed as a credit against the U.S. Holder's or Non-U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENTS BY EXPERTS.

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange
Act of 1934, as amended, applicable to foreign private issuers and fulfill our obligations with respect to such requirements by filing reports with the SEC.
You may read and copy any document we file with the SEC without charge at the
SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.
Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at
l-800-SEC-0330 for further information on the public reference room.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and
"short-swing" profit recovery provisions contained in Section 16 of the Exchange
Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as
United States companies whose securities are registered under the Exchange Act.
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

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. In 2007, the Company entered into currency-forward and zero cost
Collar transactions (NIS/dollar) of $5.0 milion with settlement date through
2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5.0 milion. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match. As a result, the Company recorded in 2007 the amount of $43 thousands as change in fair market value of hedging activities in "Other Comprehensive
Income" relating to the unsettled transactions as of December 31, 2007. At
December 31, 2006 we did not own any market risk sensitive instruments, other than instruments that can be affected by changes in interest rates. Our financial instuments were not held for trading. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks.
See "Item 3-Key Information-Risk Factors-Risks Relating to our location in
Israel".

     For additional qualitative disclosure see Item 5 - "Impact of Inflation and
Foreign Currency Fluctuations".

     Had the NIS exchange rate versus the US dollar been appreciated by 10%, operating loss for 2007 would have been increased from current operating loss of
$25.6 million to $27.9 million, an increase of approximately $2.3 million.

INTEREST RATE RISK

     Our exposure to market risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist primarily of certificates of deposits and marketable debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December
31, 2007. We manage our exposure to interest rate risk by varying the maturities of the instruments that we purchase, with the objective of capital preservation and generation of income.

The table below present principal amounts and related weighted average rates by date of maturity for our short- and long-term investments:

-------------------------------------------------------------------------------------------------------------
                                                 Short-Term
                                        (U.S. dollars in thousands)
-------------------------------------------------------------------------------------------------------------
MARKETABLE DEBT SECURITIES                              MATURITY DATE AT YEAR 2008
------------------------------------------------------- -----------------------------------------------------
U.S. dollar debt securities and certificates of                               17,233
deposit with fixed interest rate
------------------------------------------------------- -----------------------------------------------------
Weighted Average Interest Rate                                                  5.17%
-------------------------------------------------------------------------------------------------------------
                                                 Long-Term
                                        (U.S. dollars in thousands)
-------------------------------------------------------------------------------------------------------------
MARKETABLE DEBT SECURITIES                              MATURITY DATE AT YEAR 2009-ON
------------------------------------------------------- -----------------------------------------------------
Auction Rates Securities                                                       2,200
------------------------------------------------------- -----------------------------------------------------
Weighted average interest rate                                                  6.31%
------------------------------------------------------- -----------------------------------------------------

On December 31, 2007, we had long-term investments of $2.2 million, all of which were held in auction rate securities. We sold most of the ARS held by us and, as of June 24, 2008, we hold approximately $0.8 million in ARS. While these debt securities are all highly-rated investments, continued failure to sell at their reset dates influenced the liquidity of our investment which in turn negatively influenced the liquidity requirements of the Company. In addition, continued
failure to sell at their reset dates could also negatively impact the carrying value of the investment in such ARS, which could lead to impairment charges in future periods should a decline in the value of those securities be other than temporary, which could have a material adverse effect on our financial position and results of operations.

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
         PROCEEDS

     Not applicable

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Our principal executive and principal financial officers have concluded that, as of December 31, 2007, the Company's disclosure controls and other procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit to the SEC under the
Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information was accumulated and communicated to our management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

     o    pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

     o    provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

     o    provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal
Control-Integrated Framework set forth by the Committee of Sponsoring
Organizations of the Treadway Commission.

     Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934,
as amended) as of December 31, 2007 is effective.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

     Internal control over financial reporting has inherent limitations.
Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitation, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

THIS ANNUAL REPORT DOES NOT INCLUDE AN ATTESTATION REPORT OF OUR REGISTERED
PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING.
MANAGEMENT'S REPORT WAS NOT SUBJECT TO ATTESTATION BY OUR REGISTERED PUBLIC
ACCOUNTING FIRM PURSUANT TO TEMPORARY RULES OF THE SEC THAT PERMIT US TO PROVIDE
ONLY MANAGEMENT'S REPORT IN THIS ANNUAL REPORT.

     There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Ms. Naama Zeldis, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations. Ms.
Zeldis also qualifies as an "independent director" under the NASDAQ rules.

ITEM 16B. CODE OF ETHICS

     In April 2004, we adopted Code of Business Conduct and Ethics (the "Code")
that applies to the Company's employees and direrctors. The Code is available on our website at www.MTLK.com. If we make any amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT FEES. Brightman Almagor & Co., Certified Public Accountants (Israel),
a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $40,000, for 2007 and 2006 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

     TAX FEES. For 2007 and 2006, our principal accountant billed us aggregate amounts of approximately $5,000 and $4,000, respectively, for services relating to tax compliance, tax advice and tax planning.

     ALL OTHER FEES. For 2007 and 2006 our principal accountant billed us aggregate amounts of approximately $9,000 and $0, respectively for other services.

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

ITEM 18. FINANCIAL STATEMENTS

     The following consolidated financial statements and related auditors'
report for the year ended December 31, 2007 attached hereto as part of this annual report.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

EXHIBIT NO.    DESCRIPTION
-----------    -----------

   1.1*        Memorandum of Association, as amended (English translation accompanied by Hebrew original), filed as Exhibit 4.1 to the Registrant's Registration Statement on Form
               S-8, filed with the SEC on March 12, 2008, and incorporated herein by reference.

   1.2*        Articles of Association of the Registrant, as amended and restated, filed as Exhibit
               4.3 to the Registrant's Registration Statement on Form S-8, filed with the SEC on
               April 17, 2001, and as Exhibit 4.2 to the Registrant's Registration Statement on Form
               S-8, filed with the SEC on March 12, 2008, and incorporated herein by reference.

   4.1*        Employee Share Option Plan (1997) (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).

   4.2*        Employee Share Option Plan (1997), Section 102 (incorporated herein by reference to
               Exhibit 10.3 to the Registrant's Registration Statement on Form F-1 (No. 333-11118)
               filed with the SEC on November 10, 1999).

   4.3*        International Employee Stock Option Plan (incorporated herein by reference to Exhibit
               10.4 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).

   4.4*        Employee Share Option Plan (1999) (incorporated herein by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).

   4.5*        Employee Share Option Plan (1999a) (incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form F-1 (No. 333-11118) filed with the
               SEC on November 10, 1999).

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

   4.8*        2000 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.5 to the Registrant Registration Statement on Form S-8, filed with the SEC on April 17,
               2001).

   4.9*        Share Option Plan (2000) (incorporated herein by reference to Exhibit 4.9 to the
               Registrant's Registration Statement on Form 20-F, filed with the SEC on June 29,
               2001).

   4.10*       2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the
               Registrant's Report on Form 20-F, filed with the SEC on June 26, 2003).

   4.11*       2003 International Employee stock option Plan (incorporated herein by reference to
               Exhibit 4.11 to the Registrant's Report on Form S-8, filed with the SEC on April 1,
               2004).

   4.12*       Form of Purchase Agreements, dated August 6, 2007, between the
               Registrant and certain investors; filed as Exhibit 99.2 to the
               Registrant's Current Report on Form 6-K, filed with the SEC on
               August 6, 2008, and incorporated herein by reference

   4.13*       Form of Warrant issued to certain investors; filed as Exhibit
               99.3 to the Registrant's Current Report on Form 6-K, filed with the SEC on August 6, 2008, and incorporated herein by reference

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

   15          Consent of Brightman Almagor & Co., independent auditors.

----------

* Incorporated by reference.

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE
                                                                       ---------

Report of Independent Registered Public Accounting Firm                   F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006              F-3

Consolidated Statements of Operations
   for the years ended December 31, 2007, 2006 and 2005                   F-4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2007, 2006 and 2005                F-5 - F-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2007, 2006 and 2005                F-7 - F-8

Notes to Consolidated Financial Statements                             F-9 - F-29

                                     F - 1

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink, Inc.
("the Company") and its subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and its subsidiary as of December 31, 2007 and 2006, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
March 31, 2008

                                     F - 2

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                               -------------------------
                                                                 2 0 0 7       2 0 0 6
                                                               ----------     ----------
                                                                    (IN THOUSANDS)
                                                               -------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                    $    7,291     $    4,775
  Short-term investments (Note 3)                                  17,233         18,317
  Trade accounts receivable                                           677          2,025
  Other receivables (Note 10)                                       2,284            422
  Prepaid expenses                                                    456            584
  Inventories (Note 4)                                              1,765          3,171
                                                               ----------     ----------
     Total current assets                                          29,706         29,294
                                                               ----------     ----------

LONG-TERM INVESTMENTS (Note 3)                                      2,200          5,520
                                                               ----------     ----------

SEVERANCE PAY FUND (Note 6)                                         2,534          1,955
                                                               ----------     ----------

PROPERTY AND EQUIPMENT, NET (Note 5)                                4,182          3,517
                                                               ==========     ==========
     Total assets                                              $   38,622     $   40,286
                                                               ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                       $    1,564     $    2,280
  Other payables and accrued expenses (Note 10)                     4,979          4,058
                                                               ----------     ----------
     Total current liabilities                                      6,543          6,338
                                                               ----------     ----------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                      3,748          3,065
                                                               ----------     ----------

SHAREHOLDERS' EQUITY (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued and outstanding
    24,377,232 and 20,653,826 shares as of
    December 31, 2007 and 2006, respectively)                         701            614
  Additional paid-in capital                                      154,703        133,119
  Accumulated other comprehensive income (loss)                        48            (52)
  Accumulated deficit                                            (117,236)       (92,913)
                                                               ----------     ----------
                                                                   38,216         40,768
                                                               ----------     ----------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2007 and 2006                                     (9,885)        (9,885)
                                                               ----------     ----------
  Total shareholders' equity                                       28,331         30,883
                                                               ==========     ==========
       Total liabilities and shareholders' equity              $   38,622     $   40,286
                                                               ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 3

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------
                                                       2 0 0 7          2 0 0 6          2 0 0 5
                                                     ------------     ------------     ------------
                                                     (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                     ----------------------------------------------

Revenues (Note 11)                                   $     10,166     $     14,476     $     14,529
                                                     ------------     ------------     ------------
Cost of revenues (Note 11):
  Costs and expenses                                        4,736            7,071            6,938
  Royalties to the Government of Israel (Note 7)              297              436              392
                                                     ------------     ------------     ------------
      Total cost of revenues                                5,033            7,507            7,330
                                                     ============     ============     ============

   GROSS PROFIT                                             5,133            6,969            7,199

Operating expenses:
  Gross research and development                           25,474           20,498           20,117
  Less - Royalty bearing and other grants                   2,598            2,882            3,477
                                                     ------------     ------------     ------------
  Research and development, net                            22,876           17,616           16,640
                                                     ------------     ------------     ------------
  Selling and marketing                                     5,427            4,892            5,765
  General and administrative                                2,451            1,985            2,254
  Non-cash compensation                                         -                -               17
                                                     ------------     ------------     ------------
      Total operating expenses                             30,754           24,493           24,676
                                                     ============     ============     ============

   OPERATING LOSS                                         (25,621)         (17,524)         (17,477)

Financial income, net                                       1,298            1,304            1,189
                                                     ------------     ------------     ------------

   NET LOSS                                          $    (24,323)    $    (16,220)    $    (16,288)
                                                     ============     ============     ============

Loss per ordinary share:
  Basic                                              $      (1.14)    $      (0.83)    $      (0.84)
                                                     ============     ============     ============
  Diluted                                            $      (1.14)    $      (0.83)    $      (0.84)
                                                     ============     ============     ============

Shares used in computing loss per ordinary share:
  Basic                                                21,319,262       19,625,316       19,350,625
                                                     ============     ============     ============
  Diluted                                              21,319,262       19,625,316       19,350,625
                                                     ============     ============     ============

    The accompanying notes are an integral part of the financial statements.

                                     F - 4

                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                  ACCUMULATED
                                                  NUMBER OF    NUMBER OF                ADDITIONAL      DEFERRED      TREASURY       OTHER                      TOTAL
                                                 OUTSTANDING   TREASURY      SHARE        PAID-IN      STOCK-BASED     STOCK     COMPREHENSIVE  ACCUMULATED COMPREHENSIVE
                                                   SHARES       SHARES      CAPITAL       CAPITAL      COMPENSATION   (AT COST)   INCOME (LOSS)  DEFICIT     INCOME (LOSS)     TOTAL
                                                 ----------    --------    ----------    ----------     ----------     --------    ----------     --------    ----------     ----------

 BALANCE AT
    DECEMBER 31, 2004                            20,174,748     898,500    $      603    $  130,134     $      (20)    $ (9,885)   $     (137)    $(60,405)                  $   60,290

 Changes during 2005:
 Exercise of employee options                       183,625           -             4           673              -            -             -            -             -            677
 Deferred stock-based compensation related to
   stock option grants to consultants                     -           -             -             3             (3)           -             -            -             -              -
 Amortization of deferred stock-based
    Compensation                                          -           -             -             -             17            -             -            -             -             17
 Other comprehensive income:
   Unrealized loss on marketable securities               -           -             -             -              -            -           (91)           -           (91)           (91)
Loss for the year                                         -           -             -             -              -            -             -      (16,288)      (16,288)       (16,288)
                                                 ----------    --------    ----------    ----------     ----------     --------    ----------     --------    ----------     ----------
Total comprehensive loss                                                                                                                                      $  (16,379)
                                                                                                                                                              ==========

                                                 20,358,373     898,500    $      607    $  130,810     $       (6)    $ (9,885)   $     (228)    $(76,693)                  $   44,605
                                                 ==========    ========    ==========    ==========     ==========     ========    ==========     ========                   ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 5

                                  METALINK LTD.

   STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                  ACCUMULATED
                                                NUMBER OF    NUMBER OF                  ADDITIONAL      DEFERRED     TREASURY         OTHER                         TOTAL
                                               OUTSTANDING    TREASURY       SHARE        PAID-IN      STOCK-BASED     STOCK      COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE
                                                 SHARES        SHARES       CAPITAL       CAPITAL     COMPENSATION   (AT COST)     INCOME (LOSS)    DEFICIT     INCOME (LOSS)      TOTAL
                                               ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------     ----------     ----------

 BALANCE AT
    DECEMBER 31, 2005                          20,358,373       898,500    $      607    $  130,810    $       (6)   $   (9,885)    $     (228)    $  (76,693)                   $   44,605

 Changes during 2006:
 Exercise of employee options                     295,453             -             7         1,071             -             -              -              -              -          1,078
 Employee stock-based
   compensation                                         -             -             -         1,238             -             -              -              -              -          1,238
 Amortization of deferred stock-based
    Compensation                                        -             -             -             -             6             -              -              -              -              6
 Other comprehensive income:
   Unrealized gain on marketable securities             -             -             -             -             -             -            176              -            176            176
Loss for the year                                       -             -             -             -             -             -              -        (16,220)       (16,220)       (16,220)
                                               ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------     ----------     ----------
Total comprehensive loss                                                                                                                                          $  (16,044)
                                                                                                                                                                  ==========

 BALANCE AT
    DECEMBER 31, 2006                          20,653,826       898,500    $      614    $  133,119    $        -    $   (9,885)    $      (52)    $  (92,913)                   $   30,883
                                               ==========    ==========    ==========    ==========    ==========    ==========     ==========     ==========                    ==========

 Changes during 2007:
 Exercise of employee options                     523,406             -            13         2,156             -             -              -              -              -          2,169
 Employee stock-based
   compensation                                         -             -             -         1,494             -             -              -              -              -          1,494
 Issuance of shares (Note 8(A))                 3,200,000             -            74        17,934             -             -              -              -              -         18,008
 Other comprehensive income:
   Unrealized gain on marketable securities             -             -             -             -             -             -             57              -             57             57
   Change in fair market value of hedging
     derivatives                                        -             -             -             -             -             -             43              -             43             43
Loss for the year                                       -             -             -             -             -             -              -        (24,323)       (24,323)       (24,323)
                                               ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------     ----------     ----------
Total comprehensive loss                                                                                                                                          $  (24,223)
                                                                                                                                                                  ==========
 BALANCE AT
    DECEMBER 31, 2007                          24,377,232       898,500    $      701    $  154,703    $        -    $   (9,885)    $       48     $ (117,236)                   $   28,331
                                               ==========    ==========    ==========    ==========    ==========    ==========     ==========     ==========                    ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 6

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------
                                                     2 0 0 7        2 0 0 6        2 0 0 5
                                                    ----------     ----------     ----------
                                                                 (IN THOUSANDS)
                                                    ----------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                            $  (24,323)    $  (16,220)    $  (16,288)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                4,238          7,154          4,339
                                                    ----------     ----------     ----------
NET CASH USED IN OPERATING ACTIVITIES                  (20,085)        (9,066)       (11,949)
                                                    ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and
  certificates of deposits                             (44,794)       (34,492)       (14,648)
Proceeds from maturity and sales of marketable
  debt securities and certificates of deposits          49,181         41,366         22,091
Proceeds from disposal of property and equipment            12              -              -
Purchase of property and equipment                      (1,975)        (1,245)        (1,276)
                                                    ----------     ----------     ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                2,424          5,629          6,167
                                                    ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise
  of options, net                                       20,177          1,078            677
                                                    ----------     ----------     ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES               20,177          1,078            677
                                                    ==========     ==========     ==========

Increase (decrease) in cash and cash equivalents         2,516         (2,359)        (5,105)
Cash and cash equivalents at beginning of year           4,775          7,134         12,239
                                                    ----------     ----------     ----------
Cash and cash equivalents at end of year            $    7,291     $    4,775     $    7,134
                                                    ==========     ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 7

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                      2 0 0 7        2 0 0 6       2 0 0 5
                                                    ----------     ----------    ----------
                                                                 (IN THOUSANDS)
                                                    ---------------------------------------

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                     $    1,302     $    1,591    $    2,004
  Amortization of marketable debt securities
   and deposit premium and accretion of discount            57            176           577
  Increase in accrued severance pay, net                   104            165             6
  Employee stock-based compensation                      1,494          1,244            17
  Capital (gain) loss                                       (4)             -           155

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                              1,348            855         1,348
  Other receivables and prepaid expenses                (1,674)         1,207           797
  Inventories                                            1,406          1,079           611
Increase (decrease) in liabilities:
  Trade accounts payable                                  (716)           641          (684)
  Other payables and accrued expenses                      921            196          (492)
                                                    ----------     ----------    ----------

                                                    $    4,238     $    7,154    $    4,339
                                                    ==========     ==========    ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 8

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 -GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products in Asia, Europe and North
     America.

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

          As of December 31, 2007 and 2006 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders'
          equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

     F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2007 and
          2006 no amounts for doubtful accounts were required.

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

     L.   NET LOSS PER ORDINARY SHARE

          Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 204,399,
          355,708 and 286,913 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2007, 2006 and
          2005, respectively due to the anti-dilutive effect.

                                     F - 11

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION

          In January 2006, the Company initially adopted SFAS No. 123(R),
          "Share-Based Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), the Company's net loss for the year ended December
          31, 2007 and 2006 includes $1,494 and $1,238 of compensation expenses related to the Company's share-based compensation awards,
          respectively. Until the initial adoption of SFAS No. 123(R) the
          Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "Accounting for Stock Issued to Employees" ("APB 25") and in
          accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options.

          Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2005 in accordance with the provisions of SFAS No. 123 ("SFAS
          123"), as amended by SFAS No. 148 "Accounting for Stock-Based
          Compensation" ("SFAS 148"), the Company's pro forma net loss per share would have been as follows:

                                          2 0 0 5
                                         ----------
                                       (IN THOUSANDS)
                                         ----------

PRO FORMA NET LOSS
Net loss for the year, as reported       $  (16,288)
Add - stock-based compensation
 determined under SFAS 123                   (2,000)
                                         ----------
Pro forma net loss                       $  (18,288)
                                         ==========

BASIC AND DILUTED NET LOSS PER SHARE
As reported                              $    (0.84)
                                         ==========
Pro forma                                $    (0.95)
                                         ==========

                                     F - 12

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION (CONT.)

          For purposes of estimating fair value in accordance with SFAS No.
          123(R) in 2007 and in 2006 and SFAS 123 in 2005, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2007, 2006 and 2005 (all in weighted averages):

                              2 0 0 7         2 0 0 6         2 0 0 5
                             ----------      ----------      ----------

Risk-free interest rate            4.26%           4.69%           4.33%
Expected life (in years)           2.43            2.95            3.25
Expected volatility (*)              32%             42%             48%
Expected dividend yield            none            none            none

          After the release of Staff Accounting Bulletin (SAB) 107 of the U.S.
          Securities and Exchange Commission (SEC) in the first quarter of 2006, the Company reevaluated the assumptions used to estimate the fair value of employee stock options granted. The Company began using the simplified calculation of expected life, described in SAB 107, due to changes in contractual life of current option grants compared to the
          Company's historical grants. The Company believes that this calculation provides a reasonable estimate of expected life for the
          Company's employee stock options. No adjustments to previous years assumptions have been made.

          (*) Volatility is determined using historical quotes commensurate with expected term of the option under evaluation.

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

          (i)  As of December 31, 2007 and 2006, the Company had cash and cash equivalents, short-term and long-term investments totaling
               $26,724 and $28,612, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly rated corporate bonds and U.S. quasi-governmental
               agencies. Accordingly, limited credit risk exists with respect to this item.

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

     R.   DERIVATIVE FINANCIAL INSTRUMENTS

          SFAS No. 133, "Accounting for Derivative Instruments and Hedging
          Activities" as amended, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

          See Note 13 for disclosure of the derivative financial instruments in accordance with such pronouncements.

     S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In December 2007, the FASB issued FASB 141(R), "Business Combinations"
          of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

          In December 2007, the FASB issued FASB 160 "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way--as equity in the consolidated financial statements. Moreover,
          Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

          Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. We do not expect that the adoption of these standards will have material impact on our consolidated financial statements.

                                     F - 15

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 -INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

     A.   SHORT-TERM INVESTMENTS

          Comprised as follows:

                                             DECEMBER 31,
                                     -----------------------------
                                        2 0 0 7         2 0 0 6
                                     ------------     ------------
                                            (IN THOUSANDS)
                                     -----------------------------

Corporate bonds                      $     16,724     $     10,126
U.S. quasi-governmental agencies                -            3,030
Certificates of deposit                       509            5,161
                                     ------------     ------------
                                     $     17,233     $     18,317
                                     ============     ============

     B.   LONG-TERM INVESTMENTS

          Comprised as follows:

                                              DECEMBER 31,
                                     -----------------------------
                                        2 0 0 7         2 0 0 6
                                     ------------     ------------
                                            (IN THOUSANDS)
                                     -----------------------------

Auction Rate Securities (ARS)        $      2,200     $      4,025
Corporate bonds                                 -            1,495
                                     ------------     ------------
                                     $      2,200     $      5,520
                                     ============     ============

          As of December 31, 2007 the aggregate maturities of marketable debt securities and deposits are as follows:

                                     (IN THOUSANDS)
                                         -----

          ARS (*)                        2,200

          (*) The contractual maturities of the ARS are in 2027, 2043 and in
          2045. As of the date of the issuance of the financial statements
          $1,400 of the Company's ARS's have been realized out of the total
          $2,200.

          As of December 31, 2007 and 2006, all the investments are classified in accordance with SFAS 115 as available-for-sale. As of December 31,
          2007 the company's available-for-sale securities are in a total net gain position of $5 (composed of a gain of $11 set of by a loss of
          $6).

                                     F - 16

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 -INVENTORIES

     Comprised as follows:

                                                        DECEMBER 31,
                                               -----------------------------
                                                 2 0 0 7          2 0 0 6
                                               ------------     ------------
                                                      (IN THOUSANDS)
                                               -----------------------------

Raw materials and components                   $        517     $        994
Work-in-process                                          11              201
Finished products                                     1,237            1,976
                                               ------------     ------------
                                               $      1,765     $      3,171
                                               ============     ============

     The balances are net of write-downs of $1,240 and $1,624 as of December 31,
     2007 and 2006, respectively.

NOTE 5 -PROPERTY AND EQUIPMENT

     Comprised as follows:

                                                        DECEMBER 31,
                                               -----------------------------
                                                 2 0 0 7           2 0 0 6
                                               ------------     ------------
                                                      (IN THOUSANDS)
                                               -----------------------------

Cost:
 Computers and equipment                       $     13,994     $     12,177
 Furniture and fixtures                                 610              596
 Leasehold improvements                               1,389            1,336
                                               ------------     ------------
                                               $     15,993     $     14,109
                                               ============     ============
Accumulated depreciation and amortization:
 Computers and equipment                       $     10,677     $      9,708
 Furniture and fixtures                                 275              224
 Leasehold improvements                                 859              660
                                               ------------     ------------
                                               $     11,811     $     10,592
                                               ============     ============
Property and equipment, net                    $      4,182     $      3,517
                                               ============     ============

                                     F - 17

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6 -ACCRUED SEVERANCE PAY, NET

     The Company's liability for severance pay is calculated in accordance with
     Israeli law based on the latest salary paid to employees and the length of employment in the Company. For employees joining the Company subsequent to
     November 2006 the Company adopted the provisions of Section No.14 of the
     Severance Compensation Act, 1963 ("Section 14"). Section 14 allows the
     Company to make deposits in the severance pay funds according to the employees' current salary. Such deposits are releasing the Company from any further obligation with this regard. The deposits made are available to the employee at the time when the employer - employee relationship ends, regardless of cause of termination. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

     The severance pay expenses for the years ended December 31, 2007, 2006 and
     2005 were $961, $768, and $817, respectively.

     The Company has no liability for pension expenses to its employees.

NOTE 7 -COMMITMENTS AND CONTINGENT LIABILITIES

     A.   ROYALTIES

          (i)  The Company is committed to pay royalties to the Government of
               Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at
               LIBOR rate (in dollar terms). The royalties are payable at a rate of between 3% to 4.5%. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2007 was
               $24,639.

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

               Royalty expenses to the Government of Israel for the years ended
               December 31, 2007, 2006 and 2005 were $297, $436 and $392, respectively.

          (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to
               incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2007,
               2006 and 2005 were $188, $197 and $254, respectively.

                                     F - 18

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 -COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     B.   LEASE COMMITMENTS

          (i)  The premises of the Company in Israel are rented under an operating lease agreements expiring in September 2010, the premises of the Company in Taiwan is rented under an operating lease agreement expiring in July 2009. In addition, the premises of the subsidiary in the United States is rented under an
               operating lease agreement expiring in October 2012.

               Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2007, are as follows:

               YEAR                                                   $
               ----                                                 -----

               2008                                                 1,270
               2009                                                 1,235
               2010 and thereafter                                  1,064

               The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel in the amount of $238.

               Total rent expenses for the years ended December 31, 2007, 2006 and 2005 were $1,126, $905 and $1,121, respectively.

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2010. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $161 as of December 31, 2007. Lease expenses for the years ended December 31, 2007, 2006 and 2005, were $1,224, $1,066 and $1,019, respectively.

                                     F - 19

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 -COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

          In December 2003 the former employee filed a claim in the second phase of the arbitration (the "Second Arbitration") in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.

          Both parties have filed their pleadings, and they are litigating motions regarding discovery and questionnaires.

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

NOTE 8 -SHARE CAPITAL

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

          In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. The Company has not purchased any of its ordinary shares following the April 2005 approval.

          In August 2007, the Company has entered into Purchase Agreements with institutional investors. Pursuant to the Purchase Agreements, the
          Company agreed to sell 3,200,000 ordinary shares at $6.00 per share.
          The purchasers also received five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share (subject to adjustments).

                                     F - 20

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 -SHARE CAPITAL (Cont.)

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

     C.   STOCK OPTIONS

          (i)  Under the Company's six Stock Option Plans (the "Plans"), up to
               10,142,433 options approved to be granted to employees and directors of the Company or its subsidiary.

          (ii) Pursuant to the Plans, as of December 31, 2007, an aggregate of
               3,229,008 options of the Company are still available for future grants.

          (iii) The options granted vest over periods of up to five years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted subsequent to 2005 expire after 4 years.

          (iv) In October 2007, the Board of Directors of the Company allowed the grant of Restricted Stock Units ("RSU") under each of the
               Company's Plans. RSU is a right to receive a share of the
               Company, under certain provision, for a consideration of no more than the underlying share's nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company's ordinary share and the grantee shall pay to the Company its nominal value as a
               precondition to any receipt of such share. In 2007 the Company granted 10,000 RSU.

                                     F - 21

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 -SHARE CAPITAL (Cont.)

     C.   STOCK OPTIONS (Cont.)

          A summary of the status of the Company's stock option plans as of
          December 31, 2007, 2006 and 2005 and changes during the years then ended are as follows:

                                     DECEMBER 31, 2007              DECEMBER 31, 2006            DECEMBER 31, 2005
                                --------------------------     --------------------------     -------------------------
                                                  WEIGHTED                     WEIGHTED                        WEIGHTED
                                                  AVERAGE                       AVERAGE                        AVERAGE
                                                  EXERCISE                     EXERCISE                        EXERCISE
                                  SHARES           PRICE         SHARES          PRICE         SHARES           PRICE
                                ----------      ----------     ----------      ----------     ----------      ----------

Options outstanding at
   beginning of year             3,761,629      $     4.46      4,128,676      $     5.86      3,316,703      $     6.54
Granted during year              1,608,100            6.66        440,200            5.50      1,795,493            4.74
Forfeited during year             (317,925)           5.54       (537,244)           6.28       (799,895)           6.67
Exercised during year             (518,406)           4.13       (270,003)           3.68       (183,625)           3.58
                                ----------                     ----------                     ----------

Outstanding at end of year       4,533,398            6.41      3,761,629            5.91      4,128,676            5.86
                                ==========                     ==========                     ==========

Options exercisable at end
   of year                       2,344,223            6.64      2,319,364            6.50      2,261,666            6.74
                                ==========                     ==========                     ==========

Weighted average fair
   value of options granted
   during year                  $     1.85                     $     1.87                     $     1.79
                                ==========                     ==========                     ==========

          The following table summarizes information relating to stock options outstanding as of December 31, 2007:

                                  OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                    ------------------------------------------------      ------------------------------
                                        WEIGHTED
                       NUMBER            AVERAGE          WEIGHTED           NUMBER          WEIGHTED
                   OUTSTANDING AT       REMAINING         AVERAGE        EXERCISABLE AT      AVERAGE
                     DECEMBER 31,      CONTRACTUAL        EXERCISE         DECEMBER 31,      EXERCISE
EXERCISE PRICE          2007         LIFE (IN YEARS)       PRICE              2007             PRICE
--------------      ------------      ------------      ------------      ------------      ------------

$ 0.00 - 2.66            192,023             12.89      $       1.00           182,023      $       1.06
$ 2.76 - 3.28             56,400              4.18              3.08            56,400              3.08
$ 3.39 - 4.00            112,226              1.43              3.94           111,884              3.94
$ 4.04 - 5.00          1,339,523              2.89              4.68           935,990              4.66
$ 5.04 - 7.00          1,638,450              3.51              6.23           288,050              6.02
$ 7.01 - 8.95            741,642              3.05              7.45           316,742              7.66
$ 9.00 - 22.06           453,134              2.77             13.76           453,134             13.76
                    ------------                                          ------------
                       4,533,398              3.53              6.41         2,344,223              6.64
                    ============                                          ============

                                     F - 22

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 -SHARE CAPITAL (Cont.)

     D.   OPTIONS ISSUED TO CONSULTANTS

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2007, 252,000 options have been granted (30,000 in 2007, 6,000 in 2006 and 1,000 in 2005) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF
          96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of
          2.6%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to five years.

NOTE 9 -TAXES ON INCOME

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

          (ii) "Approved Enterprise"

               The production facilities of the Company have been granted
               "Approved Enterprise" status in two separate programs under the
               Law for the Encouragement of Capital Investments, 1959, as
               amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from
               commencement of production or fourteen years from the date of the approval. As of December 31, 2007, the period of benefits had not yet commenced.

               Income derived from sources other than the "Approved Enterprise"
               is taxable at the ordinary corporate tax rate of 29% in 2007
               (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (27% in 2008 and 26% in
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

                                     F - 23

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 -TAXES ON INCOME (Cont.)

     B.   LOSSES FROM CONTINUING OPERATIONS

                                                         YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------
                                                2 0 0 7          2 0 0 6            2 0 0 5
                                              ----------        ----------        ----------
                                                              (IN THOUSANDS)
                                              ----------------------------------------------

Israeli company                               $  (24,512)       $  (16,310)       $  (16,451)
U.S. subsidiary                                      189                90               163
                                              ----------        ----------        ----------
                                              $  (24,323)       $  (16,220)       $  (16,288)
                                              ==========        ==========        ==========

     C.   RECONCILIATION OF INCOME TAXES

          The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in
          Israel and the effective income tax rate:

                                                          YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------
                                                2 0 0 7          2 0 0 6            2 0 0 5
                                              ----------        ----------        ----------
                                                              (IN THOUSANDS)
                                              ----------------------------------------------

Net loss as reported in the
   consolidated statements of operations      $  (24,323)       $  (16,220)       $  (16,288)
Statutory tax rate                                    29%               31%               34%
Income Tax under statutory tax rate           $   (7,054)       $   (5,028)       $   (5,538)

 Tax benefit arising from the Approved
   Enterprise                                      6,128             4,160             4,771
Increase in valuation allowance                      459             1,401               453
Permanent differences, net                           467              (533)              314
                                              ----------        ----------        ----------

Actual income tax                             $        -        $        -        $        -
                                              ==========        ==========        ==========

     D.   DEFERRED TAXES

          The main components of the Company's deferred tax assets are as follows:

                                                                          DECEMBER 31,
                                                                 ------------------------------
                                                                   2 0 0 7            2 0 0 6
                                                                 ------------      ------------
                                                                         (IN THOUSANDS)
                                                                 ------------------------------

Net operating loss carry forwards in Israel                      $      5,702      $      5,092
Net operating loss carry forwards of non-Israeli subsidiary             1,200             1,378
Other allowances                                                          767               845
                                                                 ------------      ------------
       Total gross deferred tax assets                                  7,669             7,315
Less - Valuation allowance                                              7,669             7,315
                                                                 ------------      ------------
       Total deferred tax asset                                  $          -      $          -
                                                                 ============      ============

                                     F - 24

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 -TAXES ON INCOME (Cont.)

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

          Tax loss carryforwards of the Company totaling $142,551 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          Tax loss carryforwards of a U.S. subsidiary totaling $3,529 expire between 2017 and 2022.

     E.   TAX ASSESSMENTS

          The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

     F.   FASB INTERPRETATION NO. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME
          TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48")

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company adopted the provisions of
          FIN 48 in 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

                                     F - 25

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 -SUPPLEMENTARY BALANCE SHEET INFORMATION

     A.   OTHER RECEIVABLES

          Comprised as follows:

                                                                                   DECEMBER 31,
                                                                          ------------------------------
                                                                             2 0 0 7           2 0 0 6
                                                                          ------------      ------------
                                                                                  (IN THOUSANDS)
                                                                          ------------------------------

Research and development participation from the Government of Israel      $      1,950      $        187
Interest receivable on long- term investments                                        7                15
Loan to former employee (*)                                                        132               132
Others                                                                             195                88
                                                                          ------------      ------------
                                                                          $      2,284      $        422
                                                                          ============      ============

          (*)  Interest bearing loan granted to former employee under mediation and arbitration proceedings between the Company and the former employee. The loan is secured by a pledge of shares of the
               Company. For further details see Note 7C.

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

          Comprised as follows:

                                                                                   DECEMBER 31,
                                                                          ------------------------------
                                                                             2 0 0 7           2 0 0 6
                                                                          ------------      ------------
                                                                                  (IN THOUSANDS)
                                                                          ------------------------------

Payroll and related amounts                                               $      3,055      $      2,352
Accrued expenses                                                                 1,409               930
Royalties to the Government of Israel                                              118               237
Others                                                                             397               539
                                                                          ------------      ------------
                                                                          $      4,979      $      4,058
                                                                          ============      ============

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

                                                        YEAR ENDED DECEMBER 31,
                                               ------------------------------------------
                                                2 0 0 7         2 0 0 6         2 0 0 5
                                               ----------      ----------      ----------
                                                             (IN THOUSANDS)
                                               ------------------------------------------

REVENUES:
Korea                                          $    1,051      $    4,070      $    2,351
Malaysia                                                -               -           2,200
Israel                                              2,023           2,185           2,021
Taiwan                                                  -               -           1,762
United States                                       2,284           1,517           1,049
Other foreign countries (mainly European)           4,808           6,704           5,146
                                               ----------      ----------      ----------
                                               $   10,166      $   14,476      $   14,529
                                               ==========      ==========      ==========

                                                              DECEMBER 31,
                                               ------------------------------------------
                                                2 0 0 7         2 0 0 6          2 0 0 5
                                               ----------      ----------      ----------
                                                             (IN THOUSANDS)
                                               ------------------------------------------

LONG-LIVED ASSETS:
Israel                                         $    3,279      $    3,203      $    3,404
Taiwan                                                583               -               -
United States                                         320             314             459
                                               ----------      ----------      ----------
                                               $    4,182      $    3,517      $    3,863
                                               ==========      ==========      ==========

                                     F - 27

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 -SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

     B.   SALES TO MAJOR CUSTOMERS

          The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------
                                               2 0 0 7          2 0 0 6          2 0 0 5
                                             ----------       ----------        ----------

Customer A                                           (*)              (*)               16%
Customer B                                           17%              13%               15%
Customer C                                           19%              14%               13%
Customer D                                           (*)              13%               12%
Customer E                                           13%              12%               (*)
Customer F                                           20%              (*)               (*)

          (*)  Less than 10%.

     C.   COST OF REVENUES:

                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------
                                              2 0 0 7          2 0 0 6           2 0 0 5
                                             ----------       ----------        ----------
                                                            (IN THOUSANDS)
                                             ---------------------------------------------

Materials and production expenses            $    3,004       $    6,906        $    4,209
Salaries, wages and  employee benefits              440              294               324
Depreciation and amortization                        43              176               563
Other manufacturing costs                           320              448               388
                                             ----------       ----------        ----------
                                                  3,807            7,824             5,484
Decrease (increase) in finished
   products and work-in-process                     929             (753)            1,454
                                             ----------       ----------        ----------
                                                  4,736            7,071             6,938
Royalties to the Government of Israel               297              436               392
                                             ----------       ----------        ----------
                                             $    5,033       $    7,507        $    7,330
                                             ==========       ==========        ==========

                                     F - 28

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 -RELATED PARTIES

          Payroll and related amounts to related parties in 2007, 2006 and 2005 were $253, $246 and $244, respectively.

NOTE 13 -DERIVATIES FINANCIAL INSTRUMENTS

          In 2007, the Company entered into currency-forward and zero cost
          Collar transactions (NIS/dollar) of $5,000 with settlement date through 2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5,000. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match and as such recorded in 2007 $43 as change in fair market value of hedging activities in "Other Comprehensive
          Income" relating to the unsettled transactions as of December 31,
          2007.

                                     F - 29

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
Date: June 30, 2008