Form 20-F
period 2008-12-31
METALINK LTD
filed 2009-06-29
CIK 1098462

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

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

            ATTN: ERAN VITAL, TEL: 972 9 9605407 FAX: 972 9 9605737,
                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
         (Name, Telephone, E-mail and/or Facsimile number and Address of
                             Company Contact Person

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
----------------------------------     -----------------------------------------
ORDINARY SHARES, NIS 0.1 PAR VALUE                NASDAQ CAPITAL MARKET
             PER SHARE

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

             24,383,732 ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE

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

                               [X] Yes     [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                               [_] Yes     [_] No

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

     o "NASDAQ" are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

     o "SENIOR LOAN" are to the senior secured loan we borrowed from an institutional investor, or the Senior Lender, pursuant to a Loan Agreement, dated September 8, 2008, as amended on December 31, 2008; and

     o "HT-WLAN" are to our WLANPLUSTM products, a high-throughput wireless local area network based on the 802.11n standard draft 2.0.

     We use "NML(TM)", "VDSLPLUS(TM)", "WLANPLUSTM", "Total-VDSLTM" and "MIMODSLTM" as our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

     Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this annual report.


                                       i.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, prospects and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including our need to raise additional funds in order for us to implement our current business plan and meet our liquidity requirements; changes in general economic and business conditions; any unforeseen developmental or technological difficulties with regard to our products; timely availability and customer acceptance of our new and existing products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; changes in currency exchange rates and interest rates; as well as the risks discussed in "Item 3-Key Information-Risk Factors" and elsewhere in this annual report.

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


                                      ii.

                                TABLE OF CONTENTS

                                                                       PAGE

                                     PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS       1

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE                     1

ITEM 3.       KEY INFORMATION                                             2

ITEM 4.       INFORMATION ON THE COMPANY                                 26

ITEM 4A.      UNRESOLVED STAFF COMMENTS                                  38

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS               38

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                 54

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS          67

ITEM 8.       FINANCIAL INFORMATION                                      69

ITEM 9.       THE OFFER AND LISTING                                      71

ITEM 10.      ADDITIONAL INFORMATION                                     74

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
              MARKET RISK                                                93

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES     94

                                     PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES            94

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
              HOLDERS AND USE OF PROCEEDS                                94

ITEM 15.      CONTROLS AND PROCEDURES                                    94

ITEM 16.      [RESERVED]                                                 96

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT                           96

ITEM 16B.     CODE OF ETHICS                                             96

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES                     96

ITEM 16D.     EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES     97

ITEM 16E.     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
              AFFILIATED PURCHASERS                                      97

ITEM 16F.     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT               97

ITEM 16G.     CORPORATE GOVERNANCE                                       97


                                      iii.

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS                                       98

ITEM 18.      FINANCIAL STATEMENTS                                       98

ITEM 19.      EXHIBITS                                                   99


                                      iv.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP.

     The following data is derived from our audited consolidated financial statements included in this annual report (See Item 18 - Financial Statements):

     o consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008; and

     o    consolidated balance sheet data as of December 31, 2007 and 2008.

     The following data is derived from our audited consolidated financial statements that are not included in this annual report:

     o consolidated statement of income data for the years ended December 31, 2004 and 2005; and

     o consolidated balance sheet data as of December 31, 2004, 2005 and 2006.

     You should read the selected consolidated financial data together with Item 5 of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report. Please also see
(1) note 1 to our consolidated financial statements rergarding, and the report of our independent auditors, Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, thereon that contained, a going concern qualification, and (2)
note 2 to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                                                 YEAR ENDED DECEMBER 31, 2008
                                             ----------------------------------------------------------------------
                                                2004           2005           2006           2007          2008
                                             ----------     ----------     ----------     ----------     ----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues                                     $   22,112     $   14,529     $   14,476     $   10,166     $    7,162
Cost of revenues:
  Costs and expenses                             11,637          6,938          7,071          4,736          2,964
  Royalties to the Government of Israel             648            392            436            297            218
                                             ----------     ----------     ----------     ----------     ----------
Total cost of revenues                           12,285          7,330          7,507          5,033          3,182
                                             ----------     ----------     ----------     ----------     ----------
Gross profit                                      9,827          7,199          6,969          5,133          3,980
Operating expenses:
  Gross research and development                 18,950         20,117         20,498         25,474         22,516
  Royalty bearing and other grants                4,083          3,477          2,882          2,598          3,068
                                             ----------     ----------     ----------     ----------     ----------
  Research and development, net                  14,867         16,640         17,616         22,876         19,448
  Sales and marketing                             6,566          5,765          4,892          5,427          4,502
  General and administrative                      2,471          2,254          1,985          2,451          2,647
  Non-cash compensation                             206             17              -              -              -
                                             ----------     ----------     ----------     ----------     ----------
Total operating expenses                         24,110         24,676         24,493         30,754         26,597
                                             ----------     ----------     ----------     ----------     ----------
Operating loss                                  (14,283)       (17,477)       (17,524)       (25,621)       (22,617)
Financial income, net:                            1,352          1,189          1,304          1,298          1,639
Net loss                                     $  (12,931)    $  (16,288)    $  (16,220)    $  (24,323)    $  (20,978)
                                             ----------     ----------     ----------     ----------     ----------
Loss per ordinary share:
  Basic                                      $    (0.68)    $    (0.84)    $    (0.83)    $    (1.14)    $    (0.89)
                                             ----------     ----------     ----------     ----------     ----------
  Diluted                                    $    (0.68)    $    (0.84)    $    (0.83)    $    (1.14)    $    (0.89)
                                             ----------     ----------     ----------     ----------     ----------
Shares used in computing loss
  per ordinary share:
  Basic                                      19,140,706     19,350,625     19,625,316     21,319,262     23,569,711
                                             ----------     ----------     ----------     ----------     ----------
  Diluted                                    19,140,706     19,350,625     19,625,316     21,319,262     23,569,711
                                             ----------     ----------     ----------     ----------     ----------


                                                     AS OF DECEMBER 31,
                                    ---------------------------------------------------
                                      2004       2005       2006       2007      2008
                                    -------    -------    -------    -------    -------
                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents           $12,239    $ 7,134    $ 4,775    $ 7,291    $ 5,166
Short-term investments               16,191     20,142     18,317     17,233        677
Long-term investments                22,639     10,589      5,520      2,200          -
Working capital                      33,844     31,098     22,956     23,163      6,553
Total assets                         69,803     52,853     40,286     38,622     17,379

Shareholders' equity                 60,290     44,605     30,883     28,331      8,988

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

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE WILL NOT BE ABLE TO MEET OUR CASH REQUIREMENTS BEFORE SEPTEMBER 2009 WITHOUT OBTAINING ADDITIONAL CAPITAL FROM EXTERNAL SOURCES, AND IF WE ARE UNABLE TO DO SO, WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

     As of December 31, 2008 and as of March 31, 2009, we had $5.8 million and $8.6 million, respectively, in cash, cash equivalents and short term investments. As of the date of this annual report, we anticipate that, primarily in light of the upcoming maturity of the Senior Loan described below, we will not be able to meet our cash requirements before September 2009 without obtaining additional capital from external sources or extending the maturity date of the Senior Loan. In particular, if we do not raise additional funds before September 2009, we may be unable to meet our operating and debt service obligations, including the payment of interest and principal on the $5.75 million we drew under the Senior Loan, all of which becomes payable in September 2009. If we default on the payment of the interest or principal on our Senior Loan, or the Senior Lender otherwise asserts that there has been an event of default, the Senior Lender may seek to accelerate the Senior Loan and exercise its rights and remedies under the Senior Loan and security agreements, including the sale of our property and other assets. In addition, we may be forced to file a bankruptcy case or have an involuntary bankruptcy case filed against us or otherwise liquidate our assets. Any of these events would materially and adversely effect our business, financial condition, results of operations, the value of our ordinary shares and our ability to raise capital and could result in the termination of our commercial agreements.

     In this respect our independent auditor`s opinion as of December 31, 2008 and for the fiscal year then ended, included a reference to the uncertainty about the Company's ability to continue as going concern. This going concern explanatory paragraph included in our auditor's report could inhibit our ability to enter into strategic alliances, generate sales or our ability to raise additional capital. In particular, some of our customers have expressed concerns about our financial stability and its impact on our viability as a long term supplier. Such concerns might urge them to prefer the solutions offered by our competitors, in which case our business would be seriously harmed.

WE WILL NEED TO RAISE ADDITIONAL FUNDS BEFORE SEPTEMBER 2009 IN ORDER FOR US TO MEET OUR LIQUIDITY REQUIREMENTS, WHICH FUNDS MAY NOT BE AVAILABLE TO US.

     As described above, we will need to raise additional funds before September 2009 in order for us to meet our liquidity requirements and implement our current business plan, including:

     o    maintaining our research and development programs;

     o    retaining management, technical, marketing and financial personnel;

     o    adapting to changing technologies and technical requirements; and

     o    implementing marketing and sales activities.

     As of the date of this filing, we are continuing vigorously in our efforts to raise additional capital. To that end, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. However, we cannot assure you that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

     As described above, if we cannot raise sufficient funds or if adequate funds are not available on acceptable terms before September 2009, we may be unable to meet our business objectives and we are likely to face liquidity problems, which may force us to scale down or even cease our operations. In addition, if we cannot raise sufficient funds or if adequate funds are not available, we may not be able to:

     o    sustain our current operations;

     o    develop new products;

     o    enhance our existing products;

     o    remain current with evolving industry standards;

     o    take advantage of future opportunities; or

     o    respond to competitive pressures or unanticipated requirements.

Any of these results could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE A HISTORY OF OPERATING LOSSES.

     We have incurred significant operating losses since our inception, and we may not achieve operating profitability in the foreseeable future. We reported operating losses of approximately $17.5 million for the year ended December 31, 2006, $25.6 million for the year ended December 31, 2007, and $22.6 million for the year ended December 31, 2008. As of December 31, 2008, our accumulated deficit was approximately $138.2 million. We reported revenues of approximately $7.2 million for the year ended December 31, 2008, compared to $10.2 million for the year ended December 31, 2007. Our revenues may not grow and are likely to decline in the forseeable future. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase to keep pace with our expenses or if our expenses increase at a greater pace than our revenues, we will not be able to achieve profitability on a quarterly or annual basis. Even if we achieve profitability, we cannot assure that future net income will offset our accumulated deficit. This is likely to have an adverse impact on the value of our stock.

OUR STRATEGIC DECISION TO SHIFT OUR EFFORTS AWAY FROM DSL CHIPSETS, IN ORDER TO FOCUS ON DEVELOPING HT-WLAN CHIPSETS, REQUIRES US TO UTILIZE A SIGNIFICANT AMOUNT OF RESOURCES, EVEN THOUGH THE RESULTS OF OUR STRATEGY ARE UNCERTAIN.

     In early 2008, we issued an "end-of-life" notice to our customers, according to which we are discontinuing the production of the majority of our digital subscriber line, or DSL, components.

     As we continue our transition away from the DSL chipset market, most of our resources, including all our research and development expenses, are allocated to the development and promotion of our high-throughput wireless local area network, or HT-WLAN chipsets. As a result, we do not allocate any research and development resources for DSL chipsets and have significantly reduced the scope of these operations. As such, our future growth and profitability will be dependent on revenues from our HT-WLAN chipsets, as opposed to revenues from our DSL chipsets, which have historically accounted for a substantial portion of our revenues.

     We cannot be certain that the results of our HT-WLAN research and development efforts will yield any substantial revenues in the future. Our success with the wireless product line may also be challenged by, among other things, new technological barriers associated with wireless technologies, and sales and marketing challenges associated with penetrating a new market, particularly, since we have no previous track record in providing such services or products. We expect that in the foreseeable future our revenues will be reduced as sales of our DSL chipsets decline and significant revenues from HT-WLAN are not yet realized.

OUR REVENUE GROWTH DEPENDS ON THE SUCCESS OF OUR HT-WLAN PRODUCTS.

     Our revenue growth, if any, will be dependent upon revenues generated by our HT-WLAN products. Because this is a new product and market for us, we do not know and are unable to predict whether the development phase will succeed or that we will succeed in selling HT-WLAN products in volume in the future.

IF THE MARKET FOR HT-WLAN SOLUTIONS DOES NOT DEVELOP, WE WILL NOT BE ABLE TO SELL ENOUGH OF OUR CHIPSETS TO ACHIEVE, SUSTAIN OR INCREASE PROFITABILITY.

     Sales of our HT-WLAN products are dependent, among other things, on the development of the HT-WLAN market, and specifically networking and consumer electronics manufactures of products incorporating HT-WLAN (based on the 802.11n standard draft) such as residential gateways, access points, television sets, digital video recorders, digital video disks, advanced set top boxes, and media adaptors. If the market for digital and online entertainment, including on-demand gaming, music and video services based on HT-WLAN chipsets does not develop to incorporate our products, our financial condition, results of operations, and prospects would be adversely affected.

SEVERE GLOBAL ECONOMIC CONDITIONS MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     The economic outlook for 2009 has worsened and the global economic slowdown may continue for some time. During the current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition. In addition, weakness in the end-user market could negatively affect the cash flow of our Original Equipment Manufacturers, or OEMs, and original design manufacturers, or ODMs, partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specifically, the semiconductor industry is experiencing a significant downturn during the current global recession. These downturns are characterized by decreases in product demand, excess customer inventories, and accelerated erosion of prices. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or wired and wireless communications markets to fully recover from downturns could seriously impact our financial results. Additionally, specific economic trends, such as declines in the demand for networking and consumer electronics products such as residential gateways, access points, digital video recorders, digital video disks, advanced set top boxes, and media adaptors, or weakness in spending by telecom service providers could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. We are currently unable to predict how long the recession will last or the full extent of its effects on our operating results and financial condition. In addition, a market perception that these conditions could have an impact on our company, may harm the trading prices of our shares, whether or not our business and results of operations are actually affected.

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

     o The fact that only a small portion of our expenses vary with our revenues, and therefore if revenue levels for a quarter fall below our expectations, our earnings will decrease;

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

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A SIGNIFICANT LOSS OF REVENUES.

     Historically, relatively few customers have accounted for a large percentage of our net revenues. Our business will be negatively impacted if sales to our main customers fall short of our internal projections, or if we experience a loss of any significant customer. We do not have contracts with any of our customers that obligate them to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. We expect that sales of our chipsets to certain key customers will continue to account for a significant portion of our net revenues for the foreseeable future.

IF THE MARKET FOR HT-WLAN SOLUTIONS DOES NOT CONTINUE TO DEVELOP, WE WILL NOT BE ABLE TO SELL ENOUGH OF OUR CHIPSETS TO ACHIEVE, SUSTAIN OR INCREASE PROFITABILITY.

     HT-WLAN solutions compete with a variety of different broadband access technologies in home networking, including BPL- Broadband over Power Lines, HomePNA - Home Phoneline Networking Alliance - broadband over existing home telephone or coax wiring, MoCA - Multimedia over Coax Alliance, UWB - Ultra-Wideb and Wireless HDMI (WHDMI). If any technology that competes with HT-WLAN (based on the 802.11n standard draft) technology is more reliable, faster or less expensive, and reaches more customers, or has other advantages over HT-WLAN technology, the demand for our chipsets will be limited, and we may not sell enough of our chipsets to achieve, sustain or increase profitability. Furtehrmorwe, if the market for 802.11n standard draft products will not evolve, our business result will be severly harmed.

SUBSTANTIAL SALES OF OUR CHIPSETS WILL NOT OCCUR UNLESS END-CUSTOMER TELECOMMUNICATIONS SERVICE PROVIDERS AND CONSUMER ELECTRONICS MAKERS DEPLOY HT-WLAN PRODUCTS.

     The success of our HT-WLAN products is dependent upon, among others, the decision by end-customer telecommunications service providers to deploy 802.11n standard draft based products that include our chipsets and the timing of the deployment. Factors that may impact such deployment include:

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

     o the development of a viable telecommunications service provider business model for 802.11n standard draft based products, including the capability to market, sell, install and maintain 802.11n standard draft based products;

     o cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office, which may affect purchases of 802.11n standard draft based products that contain our chipsets;

     o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunications services;

     o challenges of interoperability among 802.11n standard draft based products, which may affect sales of the systems in which our chipsets are contained; and

     o government regulations, including regulations of telecommunications service providers' rates and ability to recapture capital expenditures on 802.11n standard draft based products by governments in the United States and around the world.

     If telecommunications service providers do not expand their deployment of 802.11n standard draft based products, or if additional telecommunications service providers do not offer 802.11n standard draft based products, our results of operations and prospects will be harmed.

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

EVOLVING AND CURRENT INDUSTRY STANDARDS FOR WIRELESS TECHNOLOGIES COULD AFFECT THE END-MARKET FOR OUR PRODUCTS.

     Evolving and current industry standards for wireless technologies may affect the end-market for our products. We design our HT-WLAN products to conform to the standards of the Institute of Electrical and Electronics Engineers, Inc. or IEEE which adopted draft 802.11n specification in 2007. The fact that final IEEE ratified standard has not been approved yet can influence the deployment rate of 802.11n products. We also depend on industry groups such as the WiFi Alliance to certify and maintain certification of our products. If our customers adopt new or competing industry standards with which our products will not be compatible, or such industry groups fail to adopt standards with which our products will be compatible, or if we are unable to complete development of products based on the draft specification on a timely basis, our business will be adversly harmed.

IF THE OEMS AND ODMS THAT UTILIZE OUR CHIPSETS ARE NOT SUCCESSFUL IN SELLING THEIR SYSTEMS, SALES OF OUR CHIPSETS WILL DECLINE SIGNIFICANTLY.

     We rely upon OEMs and ODMs to integrate our chipsets into their systems. If their systems are not successful, or they choose not to purchase our chipsets, or they fail to incorporate our chipsets into their systems, we will not be able to sell them our chipsets in substantial quantities. Moreover, they may fail to market or sell their systems successfully. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

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

OUR CHIPSETS MAY NOT ADEQUATELY SERVE THE NEEDS OF END USERS.

     Our chipsets are sold primarily through OEMs or ODMs. Thus, the feedback that we receive with respect to the field performance of our chipsets from telecommunication service providers, retail chains and their users, may be limited if any. This may impair our ability to design chipsets that are responsive to the needs of the end users of our chipsets. This may harm the market acceptance of our chipsets.

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

     The markets for wireless solutions such as ours are characterized by:

     o    rapid technological changes;

     o    frequent new product introductions;

     o    changes in customer requirements; and

     o    evolving industry standards.

     o Accordingly, our future success will depend, to a substantial extent, on our ability to:

     o    invest significantly in research and development;

     o develop, introduce and support new chipsets and new applications for existing chipsets on a timely basis;

     o    gain market acceptance of our chipsets;

     o    implement successful cost reduction activities;

     o    anticipate customer requirements; and

     o    comply with industry standards.

     As we announced "end of life" to substantialy most of our DSL products and invest our research and development resources in the development of HT-WLAN chipsets, we expect to continue losing our market share in DSL to our competitors and our revenues from DSL products will therefore continue to decline.

BECAUSE COMPETITION IN THE MARKET FOR OUR SOLUTIONS IS INTENSE, WE MAY LOSE MARKET SHARE, AND WE MAY BE UNABLE TO ACHIEVE OR MAINTAIN PROFITABILITY.

     Our market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors in the DSL market include Conexant Systems, Inc., Ikanos Communications Inc., Infineon Technologies AG, and Mindspeed Technologies, Inc. In April 2009 Ikanos announced the signing of a definitive agreement to purchase the broadband access product line from Conexant. Our competitors in the HT-WLAN market include Atheros Communications, Inc., Broadcom Corporation, Conexant Systems, Inc., Intel Corporation, Marvell Technology Group Ltd., Qualcomm Inc., Ralink Technology Corp. and Texas Instruments Incorporated. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL or a WT-WLAN chip set component into existing products in a manner that renders our chipsets obsolete.

UNLIKE OUR COMPETITORS, WE HAVE NOT DESIGNED OUR OWN NETWORK PROCCESSOR, WHICH MIGHT CAUSE US A LOSS OF POTENTIAL CUSTOMERS, AND THEREFORE COULD HARM OUR BUSINESS.

     In order to provide a complete chipset solution to potential customers in the routers retail market, we must also provide a Network Processor in addition to our WLAN chipset. Currently, we do not have our own Network Processor and we rely on third parties to provide the Network Processor. Some of our customers in the routers retail market may view this as a disadvantage compared to our competitors who are able to offer customers a complete chipset solution.

COMPETITION MAY RESULT IN LOWER PRICES AND A CORRESPONDING REDUCTION IN OUR ABILITY TO RECOVER OUR COSTS. THIS MAY IMPAIR OUR ABILITY TO ACHIEVE OR MAINTAIN PROFITABILITY.

     We expect that price competition among wireless chip set suppliers will reduce our gross margins significantly in the future. We anticipate that average selling prices of our chipsets will continue to decline as product technologies mature. Since we do not manufacture our own chipsets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are significantly larger and have greater resources than we do. Consequently, these competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition. Declines in average selling prices will generally lead to declines in gross margins for chipsets. If we are unable to recover costs, we will be unable to achieve profitability.

IN ORDER TO ATTAIN AND MAINTAIN PROFITABILITY, WE MUST MANAGE OUR RESOURCES EFFECTIVELY IN A VOLATILE MARKET.

     We had 83 employees at December 31, 2008 compared to 230 employees at December 31, 2007. Although we have implemented in the year 2008 a cost reduction plan, the growth of our business and the transition from our DSL products to WLAN products has placed, and may continue to place, a strain on our managerial, operational and financial resources. To manage resources effectively, we must, among others:

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

     o    potentially adverse tax consequences; and

     o    language and cultural differences.

     Any of these factors could significantly harm our future international sales and operations, and consequently, our revenue and results of operations and business and financial condition. These risks may impair our ability to generate revenues from our global sales efforts.

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

IF OUR PRODUCTS FAIL TO COMPLY WITH DIRECTIVES RELATING TO THE SALE OF ELECTRICAL AND ELECTRONIC EQUIPMENT, WE COULD BE SUBJECT TO PENALTIES AND SANCTIONS THAT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

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

     We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements, and we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot be sure that we will be able to comply with these regulations on a cost effective basis or that a sufficient supply of compliant components will be available to us. Our inability or failure to comply with these regulations, including by reason of failure by our suppliers to comply with the directive, may restrict us for a period of time from conducting certain business in the European Union and could have a material adverse effect on our results of operations.

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

     An additional European Code of Conduct on Energy Consumption of Broadband Equipment Conduct, or the Code of Conduct, has set out the basic principles to be followed by all parties involved in broadband equipment, operating in the European Community, in respect of energy efficient equipment. The Code of Conduct requires Customer-premises equipment, or CPE and home appliances to meet certain maximum power cunsmpution targets. Though this requeirment is on the overall device manfucaturred by our customers, it influences the requriments from our products which are integrated into such devices. If we fail to maintain compliance with the Code of Conduct, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

     The countries of the European Union, as a single market for our products, accounted in 2008 for approximately 62% of our revenues. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

WE INCORPORATE OPEN SOURCE TECHNOLOGY IN OUR PRODUCTS WHICH MAY EXPOSE US TO LIABILITY AND HAVE A MATERIAL IMPACT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Some of our products contain software elements that utilize open source technologies. These technologies are licensed to us on varying license structures, including the General Public License. This license and others like it pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose the source code of our own proprietary software to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business, results of operations and financial condition.

UNDETECTED HARDWARE AND SOFTWARE ERRORS MAY INCREASE OUR COSTS AND IMPAIR THE MARKET ACCEPTANCE OF OUR CHIPSETS.

     Our chipsets may contain undetected errors. This may result either from errors we have failed to detect or from errors in components supplied by third parties. These errors are likely to be found from time to time in new or enhanced chipsets after commencement of commercial shipments. Because our customers integrate our chipsets into their systems with components from other vendors, when problems occur in a system/product it may be difficult to identify the component which has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection of the errors. We may incur significant warranty and repair costs related to errors, and we may also be subject to liability claims for damages related to these errors, particularly with the increasing demand by cutomers to prolong warranty periods. The occurrence of errors, whether caused by our chipsets or the components of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our chipsets.

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

     The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and harm the market's perception of us.

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

RECENT CHANGES IN OUR SENIOR MANAGEMENT MAY CAUSE UNCERTAINTY IN, OR BE DISRUPTIVE TO, OUR BUSINESS.

     We have recently experienced significant changes in our senior management. In connection with the cost reduction plan we implemented during 2008, Messrs. Ben-Bassat, Rao, Algazi, Volinskey and Ashri, our COO, VP International Sales, VP Operations, VP Marketing and VP Engineering, Wireless, respectively, left us. In addition, during 2008, several other individuals left our senior management, while others have since joined, incluidng Mr. Stein, VP Sales, Europe & America and Mr. Agami, VP Marketing & Product Management. The difficulties inherent in transitioning the Company under the leadership of new management, and assimilating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

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

OUR PROFITABILITY COULD SUFFER IF THIRD PARTIES INFRINGE UPON OUR PROPRIETARY TECHNOLOGY.

     Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies or trademarks for their own businesses. To protect our intellectual property rights, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently hold three issued patents in the United States. We have also nine pending utility patent applications in the United States, at various stages. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary interest and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

                  RISK FACTORS RELATING TO OUR ORDINARY SHARES

WE MAY NOT SATISFY THE NASDAQ CAPITAL MARKET'S REQUIREMENTS FOR CONTINUED LISTING. IF WE CANNOT SATISFY THESE REQUIREMENTS, NASDAQ COULD DELIST OUR ORDINARY SHARES.

     Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol MTLK. To continue to be listed on the NASDAQ, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share. On August 13, 2008, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. On October 22, 2008, we received notice of temporary suspension of enforcement of the bid price requirement. We received notices of extensions of the suspension of said rules. As a result, we now have until November 12, 2009 to regain compliance with such requirement.

     We cannot assure you that we will be able to regain compliance with the minimum bid requirment, or continue to meet the other continued listing requirements of NASDAQ in the future. If we are delisted from the NASDAQ, trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. In addition, in the event of such delisting, we may be required to comply with reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the SEC rules, which will distract our management and employees and increase our expenses.

A MAJORITY OF THE COMPANY'S OUTSTANDING SHARES ARE HELD BY TWO INDIVIDUALS, WHO EXERT SIGNIFICANT CONTROL OVER THE COMPANY'S DIRECTION.

     As of June 24, 2009, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, held an aggregate of 10,685,654 of ordinary shares, representing 43.8% of our outstanding shares. Mr. Shukhman is also our chief executive officer, and Mr. Rozenberg is also the Chairman of our Board of Directors. As a result, if these shareholders vote together, they could control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

OUR ORDINARY SHARES ARE LISTED FOR TRADING ON MORE THAN ONE MARKET AND THIS MAY RESULT IN PRICE VARIATIONS.

     Our ordinary shares are listed for trading on NASDAQ Global Market since December 1999 and since March 2009, on NASDAQ Capital Market. As of December 2000, our ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and NIS on TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. Volatility of the price of our ordinary shares on either market is likely to be reflected on the price of our ordinary shares on the other market.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

     If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for that year and possibly also for later years. We were a PFIC during the years 2002 and 2003, but not in the years 2004-2008. We have not yet determined whether we are likely to be characterized as a PFIC for 2009. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and of certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

     These considerations, and other tax considerations, are described in additional detail under the caption "Taxation" at Item 10(E) of this Report.

IF WE FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND STOCK PRICE.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404, which apply to us beginning with year 2007, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

     Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel's relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

     In 2007, we entered into certain currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. In 2008 the Company settled all hedging transactions. We may enter into additionl currency hedging transactions in the future. These measures, however, may not adequately protect us from serious harm due to the impact of inflation in Israel.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

     We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

     We have been informed by our legal counsel in Israel that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

CORPORATE HISTORY AND DETAILS

     Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. Our principal executive offices are located at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555. Our agent for service in the United States is National Registered Agents, Inc. 160 Greentree Drive, Suite 101 Dover, DE 19904.

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

     In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the NASDAQ Global Market under the symbol "MTLK". In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares and, in December 2000, our ordinary shares were traded also on the TASE.

RECENT MAJOR BUSINESS DEVELOPMENTS

     In July 2008, we initiated a process to raise additional financing or pursue other strategic alternatives and in parallel, we started implementing a comprehensive plan to reduce our operating expenses. As of the date of this filing, we are continuing vigorously our efforts to raise additional capital.

     In September 2008, we entered into a loan agreement with an institutional investor, whereby the Senior Lender extended us a senior secured loan of up to $8 million, $3.5 million of which were drawn on September 9, 2008, and $2.25 million were drawn on January 2, 2009. FOR ADDITIONAL DETAILS, SEE ITEM 10C - MATERIAL CONTRACTS BELOW.

     In March 2009, we transferred the listing of our ordinary shares from NASDAQ Global Market to the NASDAQ Capital Market pursuant to deficiency letter from NASDAQ indicating that we have failed to comply with the minimum $10,000,000 stockholders' equity requirement for continued listing on the NASDAQ Global Market. In addition, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. If we do not regain compliance with such rule by November 12, 2009, our ordinary shares may be delisted from NASDAQ.

PRINCIPAL CAPITAL EXPENDITURE AND DIVESTITURES

     Capital expenditures were $793,000 for the year ended December 31, 2008, $1,975,000 for the year ended December 31, 2007, and $1,245,000 for the year ended December 31, 2006. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

     During 2006, 2007 and 2008, we did not make any significant divestitures. In early 2008, we issued "end of life" notices to our DSL customers regarding most of our DSL products.

B.   BUSINESS OVERVIEW

GENERAL

     We design and sell high-throughput wireless local area network (HT-WLAN) chipsets, and we sell digital subscriber line, or DSL chipsets used by manufacturers of telecommunications equipment.

     o Our HT-WLAN chipsets, commercialy sold as WLANPLUS, are designed to enable transport of digital broadband media including video, voice and data at significantly higher rates than conventional wireless local area networking (WLAN) solutions. Our HT-WLAN products support the IEEE 802.11n standard, draft 2.0 of which was approved in March 2007. We have only recently began to sell our HT-WLAN chipsets to OEMs that incorporate such chips into their own products.

     o Our DSL chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems. Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We have sold over fifteen million of our chips to OEMs that incorporate our chips into their own products. These OEMs have sold products containing our chipsets to telecommunications service providers throughout the world.

PRODUCTS AND TECHNOLOGY

     HT-WLAN. Commercialy sold as the WLANPLUS, this family of products is developed to comply with the new IEEE 802.11n standard, draft 2.0 of which was approved in March 2007, and initiated Wi-Fi certification from June 2007. Previous WLAN solutions were inadequate to meet the needs of the emerging multimedia environment: a minimum of 60 Mbps effective throughput at 60 feet, together with a high level of Quality of Service (QoS) is needed to support the required applications, such as streaming three streams of HDTV throughout the home. There is also an increasing requirement to provide distribution of broadband content arriving into the home to various consumer devices, such as distributing IPTV from a residentual gateway to a TV. Our WLANPLUS features implementation of real-MIMO technology to enhance performance provides QoS features to facilitate multimedia connectivity, supports high-throughput, rich-content, quality-critical applications and delivers a significant increase in WLAN throughput and range compared to legacy 802.11a,b,g solutions.

     The MtW817X / MtW815X is Metalink's IEEE 802.11n draft 2.0 Certified dual-band chip-set series. It has been sampling since the first quarter of 2007 and became commercially available at the end of the third quarter of 2007. WLANPlus is designed to provide the optimal performance in home environments, supporting both data and HD video delivery throughout the home. These performance advantages were demonstrated and validated by customers, partners and independent test houses. We partner with other chip vendors, such as makers of decoders and network processors, to provide their customers with complete solutions. The chipset seies is available in 3 different derivatives as follow:

     o MtW8171/MtW8151- Dual Band 2.4Ghz and 5Ghz targeted for both Data and Video applications

     o    MtW8172/MtW8152- Single band 2.4Ghz targetted for Data applications

     o    MtW8173/MtW8153- Single band 5Ghz targetted for Video applications

     DSL. A typical DSL chip set consists of an analog front-end (AFE) device and a digital device. The AFE serves as an interface between the analog signals transmitted aloNg the copper wire and the digital device. The AFE performs various analog signal-processing functions, such as converting the analog signals into digital format and vice-versa. The digital device includes multiple functions including the transceiver (DSP) section implementing the modulation and demodulation of the digital signal, the framer section which serves as an interface between the DSP functional block and the digital network system. In some cases the digital device may contain additional functionality such as a network processor, higher layers processing, etc.

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

     VDSL. VDSL technology defines very high transmission rates over a single copper wire pair. This includes symmetric transmission at a rate of up to 100 Mbps. This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses. The unit multiplexes the bandwidth of tens to hundreds of subscribers onto a single fiber that carries the information to the central office. VDSL technology has been standardized by the American National Standards Institute, or ANSI, and the ITU. In 2003 the standards working group in the ANSI developed an American National Standard for VDSL using Multi Carrier Modulation (DMT) and a Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation
(QAM). In 2004, the ITU has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete Multi Tone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology. In May 2005 the ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Currently most of the future deployment of VDSL chipsets require the VDSL2 standard of DMT only. Thus, our VDSL sales suffer from lack of demand, and we expect them to continue to diminish in the near future.

     We are not currently engaged in development of any DSL chipsets.

     The following is a table of our proprietary chips which form the chipsets offered by us to our customers:

----------- ------------------------------------------------------------ ------------- --------------
                                                                                          MAXIMUM
                                                                                        TRANSMISSION
                                                                           SAMPLING        RATES
   CHIPS                               FUNCTION                              DATE          (MBPS)
----------- ------------------------------------------------------------ ------------- --------------
MtS 870     Octal SHDSL transceiver/framer                                   4Q00          4.640
MtS 170     Single SHDSL transceiver frame                                   1Q01          4.640
MtS 140     Single SHDSL AFE                                                 4Q00          4.640
MtS 142     Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.        2Q01          4.640
----------- ------------------------------------------------------------ ------------- --------------
MtS 180     SHDSL / HDSL2 / HDSL4  system on a chip for T1/E1/TDM
            transport applications                                           1Q02          4.640
MtS 172     SDSL / SHDSL / HDSL2 / HDSL4 transceiver with integrated
            T1/E1 framer.                                                    2Q02          4.640
----------- ------------------------------------------------------------ ------------- --------------
MtV 9370    Dual VDSL transceiver/framer for 3-band applications             3Q01           52

MtV 9141    VDSL AFE for 2,3 and 4-band applications                         4Q01           52
----------- ------------------------------------------------------------ ------------- --------------
MtV 9172    Single trunk 2/3/4-band VDSL transceiver with integrated
            MAC for Ethernet & ATM applications (ONU & NT)                   4Q02           60
MtV 9470    Quad 2/3/4-band VDSL transceiver for Ethernet applications
            (ONU)                                                            4Q02           60
----------- ------------------------------------------------------------ ------------- --------------
MtV 9473    Quad 2/3/4/5-band VDSL transceiver for Ethernet                  1Q04           100
            applications (ONU)
MtV 9273    Single trunk 2/3/4/5/6-band VDSL transceiver with                1Q04           100
            integrated MAC for Ethernet & ATM applications (ONU & NT)

MtV 9143    VDSL AFE for 2,3,4, 5 and 6-band applications                    1Q04           100

MtV 9120    VDSL Line Driver for 2,3,4,5 and 6-band applications             1Q04           100
----------- ------------------------------------------------------------ ------------- --------------
MtW 8170    2 x 3 5 GHZ Pre-n MIMO MAC / BB                                  1Q06           243

MtW 8150    2 x 2 5 GHZ Pre-n MIMO RFIC                                      1Q06           243
----------- ------------------------------------------------------------ ------------- --------------
MtW 8171    2 x 3 2.4 GHz / 5 GHZ Darft-n MIMO MAC / BB                      2Q07           300

MtW 8151    2 x 3 2.4 GHz / 5 GHz Draft-n MIMO RFIC                          2Q07           300
----------- ------------------------------------------------------------ ------------- --------------
MtW 8172    2 x 3 2.4 GHz Darft-n MIMO MAC / BB                              2Q07           300

MtW 8152    2 x 3 2.4 GHz  Draft-n MIMO RFIC                                 2Q07           300
----------- ------------------------------------------------------------ ------------- --------------
MtW 8173    2 x 3  5 GHZ Darft-n MIMO MAC / BB                               2Q07           300

MtW 8153    2 x 3 5 GHz Draft-n MIMO RFIC                                    2Q07           300
----------- ------------------------------------------------------------ ------------- --------------

     The following table enumerates our product applications:

---------------------------------------------- -------------------- --------------------------------------
              CHIP SET APPLICATIONS                 PRODUCTS                    CONFIGURATION
---------------------------------------------- -------------------- --------------------------------------
Octal G.shdsl SHDSL CO application                 MtS870           Each chip set consists of one octal
                                                   MtS140           DSP / framer and eight AFE chips.
                                                   OR
                                                   MtS142           DSP / framer and eight AFE chips.
---------------------------------------------- -------------------- --------------------------------------
G.shdsl SHDSL CPE application                      MtS170           Each chip-set consist of a single
                                                   MtS140           DSP / framer chip and a single AFE
                                                   OR               chip.
                                                   MtS142           / framer chip and a single AFE chip.
---------------------------------------------- -------------------- --------------------------------------
Single pair T1 HDSL2 and E1 G.SHDSL                MtS180           Each chip-set consist of a single
                                                   MtS140           DSP / framer chip and a single AFE
                                                   OR               chip.
                                                   MtS142           / framer chip and a single AFE chip.
---------------------------------------------- -------------------- --------------------------------------
Two pair T1 HDSL4 and E1 G.SHDSL                   MtS180           Each chip-set consist of a two DSP /
                                                   MtS172           framer chips and two AFE chips.
                                                   MtS140
                                                   OR               framer chips and two AFE chips.
                                                   MtS142
---------------------------------------------- -------------------- --------------------------------------
Single pair T1 HDSL2                               MtS180           Each chip-set consist of a single
                                                   MtS142           DSP / framer chip and a single AFE
                                                                    chip.
---------------------------------------------- -------------------- --------------------------------------
Two pair T1 HDSL4                                  MtS180           Each chip-set consist of a single
                                                   MtS172           System on Chip, single DSM/Framer
                                                   MtS142           and two AFE devices.
---------------------------------------------- -------------------- --------------------------------------
CO/ONU dual three band VDSL application            MtV9370          Each chip-set consist of a DSP/
                                                   MtV9141          framer chip and two AFE chips.
---------------------------------------------- -------------------- --------------------------------------
CO/ONU Quad four-band EoVDSL application           MtV9470          Each chip-set consist of a
                                                   MtV9141          DSP/framer chip and four AFE chips
---------------------------------------------- -------------------- --------------------------------------
EoVDSL CPE four band VDSL application              MtV9172          Each chip-set consist of a single
                                                   MtV9141          DSP / framer chip and a single AFE
                                                                    chip.
---------------------------------------------- -------------------- --------------------------------------
CO/ONU Quad five-band EoVDSL application           MtV9473          Each chip-set consist of a
                                                   MtV9143          DSP/framer chip and four AFE chips
                                                   MtV9120          and four line driver chips
---------------------------------------------- -------------------- --------------------------------------
EoVDSL CPE five band VDSL application              MtV9172          Each chip-set consist of a single
                                                   MtV9141          DSP / framer chip two AFE chips and
                                                   MtV9120          a single line driver chip.
---------------------------------------------- -------------------- --------------------------------------
ONU and CPE six-band VDSL application              MtV9273          Each chip-set consist of a single
                                                   MtV9143          DSP / framer chip, a single AFE chip
                                                   MtV9120          and a single line driver chip.
---------------------------------------------- -------------------- --------------------------------------
WLAN access point station 2.4GHz or 5GHz           MtW8171          Each chip-set consist of a single
                                                   MtW8151          MAC / BB chip and one or two RF
                                                                    chips.
---------------------------------------------- -------------------- --------------------------------------
WLAN 2.4G PCI Module for Home Routers              MtW8172          One Chip set for 2.4Ghz data access
                                                   MtW8152
---------------------------------------------- -------------------- --------------------------------------
Video Bridge (VB) 5GHZ for WLAN                    Mtw8173          One Chip set for 5Ghz video access
Video applications                                 Mtw8153
---------------------------------------------- -------------------- --------------------------------------
Concurrent Dual Band for Home Routers or           MtW8172          Two chips set enable concurrent
Residential Gateways                               MtW8152          access  in 2.4Gh for data and 5Ghz
                                                   MtW8173          for video
                                                   MtW8153
---------------------------------------------- -------------------- --------------------------------------

     Older products are approaching a point of obsolence, and as the market for those products diminishes, we will slow or stop production of those products altogether.

CUSTOMERS

     Our customers for the DSL products, primarily telecommunications equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunications service providers. Since we commenced operations in 1993, we have shipped over fifteen million of our DSL chips to our customers or OEM partners, including ADC, Alcatel, ECI Telecom, Marconi, Motorola Wireline Networks, Primeteck, RAD, Schmid, Tellion, Tellabs and others. These chips are used in telecommunications equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our chipsets, and these customers could cease purchasing our chipsets, at any time.

     At the beginning of year 2008, we provided our customers an "end-of-life" announcement, according to which we are discontinuing the production of most of our digital subscriber line, or DSL, components. Therefore, we do not expect any significant revenues from our DSL chipsets beyond year 2008.

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

     We intend to sell our HT-WLAN chipsets directly to ODMs, who may include our chipsets in their products, and to OEMs. These inlcude Set-Top-Boxes, Televisions, Video Bridges, Personal Video Recorders, Routers and residential gateway manufacturers. Currently, we have generated insignificant revenues from our HT-WLAN products.

     Our HT-WLAN chipsets are being incorporated into video bridges, which are used to connect the home router or PC to a TV or Game consule, enabling the end users to transfer high definition, or HD video from the PC (via the router) to the TV in order to watch HD movies or play HD games over the internet.

     The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                                    YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                              2 0 0 8      2 0 0 7       2 0 0 6
                                              --------     --------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

REVENUES:
Korea                                         $    542     $  1,051     $  4,070
Israel                                           1,554        2,023        2,185
United States                                       75        2,284        1,517
Other foreign countries (mainly European)        4,991        4,808        6,704
                                              --------     --------     --------

                                              $  7,162     $ 10,166     $ 14,476
                                              ========     ========     ========

     For the year ended December 31, 2008, three customers accounted for approximately 63% of our revenues. For the year ended December 31, 2007, four customers accounted for approximately 69% of our revenues.

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

     As of June 10, 2009 our research and development staff consisted of 56 employees. Research and development activities take place at our facilities in Yakum, Israel, and at the design center of our representative office in Taiwan. Additionally, we retain form time to time consultants and other subcontractors to provide us with development services.

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

     In addition, our NML technology is protected by three patents in the United States. Most of our chipsets design is based on the NML technology. If that technology was not protected, or if it was deemed to be infringing on third party intellectual property rights, we would incur significant costs and competitive disadvantages in redesigning our products. We currently have nine pending utility patent applications in the US, four of which have been partially allowed and are believd to be in condition for allowance. The US utility applications may not result in any patent or patents being issued and, if issued, the patent or patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

     We believe our principal competitors in the DSL market includes Conexant/Ikanos, Infineon and Mindspeed. In April 2009 Ikanos announced the signing of a definitive agreement to purchase the broadband access product line from Conexant. As described above, at the beginning of year 2008, we provided our customers an "end-of-life" announcement with respect to most of our DSL components.

     Our principal competitors for HT-WLAN based products include Atheros, Qualcomm, Broadcom, Marvell, Ralink, Celeno and Quantenna. Broadcom , Atheros Qualcomm, and Marvel posses a broad portfolio of telecom semiconductor products in addition to their WLAN product lines, which enable them to provide bundled offerings at competitive pricing. Ralink's focus is on the retail market, for which they offer highly cost optimized solutions. Celeno provides a proprietary, video grade chipset and Quantenna focuses on the service provider market by offering highly integrated solutions for multi-service, concurrent dual-band home gateways. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing chip set providers and emerge as significant competitors. Moreover, competitors may invest substantial resources in developing advanced algorithms, which may erode the performance advantage of our WLAN solutions. In addition, competitors may bundle their products or introduce highly integrated solutions by utilizing advanced silicon technologies, or incorporate a WLAN chip set component into existing products in a manner that renders our chipsets obsolete.

     Further, some of our customers have expressed concerns about our financial stability and its impact on our viability as a long term supplier. Such concerns might urge them to prefer the solutions offered by our competitors, in which case our business would be seriously harmed. Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have preexisting relationships with our customers or potential customers. These competitors may compete effectively with us because in addition to the above-listed factors, they may introduce new technologies more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

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

C.   ORGANIZATIONAL STRUCTURE

     We currently have the following subsidiaries:

----------------------------- ------------------- -------------------- -------------------
                                  COUNTRY OF         PROPORTION OF      PORTION OF VOTING
          NAME                   INCORPORATION     OWNERSHIP INTEREST       POWER HELD
----------------------------- ------------------- -------------------- -------------------
METALINK INC.*                 Delaware, United
                                    States               100%                 100%
----------------------------- ------------------- -------------------- -------------------
METALINK ASIA PACIFIC LTD.*         Korea                100%                 100%
----------------------------- ------------------- -------------------- -------------------
METALINK INTERNATIONAL LTD.*     Republic of
                                  Seychelles             100%                 100%
----------------------------- ------------------- -------------------- -------------------
METALINK JAPAN K.K.*                Japan                100%                 100%
----------------------------- ------------------- -------------------- -------------------

* CURRENTLY INACTIVE

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our headquarters and principal administrative, finance, research and development, sales and marketing operations are located in approximately 45,000 square feet of leased office space in Yakum, Israel. We currently utilize 20,000 square feet and we are seeking to sublease the remaining space. The lease expires in September 2010.

     In Taiwan we lease 1,516 square feet of office space in Taipei. The lease expires on July 25, 2010.

     During 2008, we terminated or did not renew our leases for office space in the United States, South Korea and China.

     Total rent expenses for the years ended December 31, 2008, 2007 and 2006 were $1,451,000, $1,126,000, and $905,000, respectively. The payments for 2009 are expected to be approximately $1,216,000.

     We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     We are a global provider and developer of high-throughput wireless local area network (HT-WLAN) silicon solutions for telecommunications, networking and home broadband equipment makers, and a provider of high performance wireline broadband communication silicon solutions for telecommunications equipment makers. Metalink's wireless solutions, MIMO-based WLANPLUS, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure.

     During the last few years we invested most of our research and development resources to developing HT-WLAN chipsets. We believe that leveraging our expertise in the wireline broadband silicon industry to enter the wireless silicon industry will provide us with the opportunity to tap a market with significant growth potential.

     Accordingly, we have reallocated all of our research and development resources to address the wireless LAN market. We believe that this reallocation of resources is reflected in our financial results and will continue to be reflected in our financial results unless and until we begin to realize significant revenues from the HT-WLAN market.

     Revenues in 2008 were $7.2 million, a decrease of 30% compared with revenues of $10.2 million in 2007. The decrease was due to a decline in demand for both our SHDSL and for our VDSL products. Operating loss for 2008 was $22.6 million, compared to operating loss of $25.6 million in 2007. Said decrease was mainly due to a cost reduction plan that we implemented in 2008.

     As described above, at the beginning of year 2008, we provided our customers an "end-of-life" announcement with respect to most of our DSL components. As a result, our customers have placed last-buy-orders for our SHDSL and VDSL products. Such orders will be fulfilled during the first half of 2009, and we do not expect substantial revenues from DSL products beyond the first half of 2009.

     As of December 31, 2008 and as of March 31, 2009, we had $5.8 million and $8.6 million, respectively, in cash, cash equivalents and short term investments. As of the date of this annual report, we anticipate that, primarily in light of the upcoming maturity of the Senior Loan described below, we will not be able to meet our cash requirements before September 2009 without obtaining additional capital from external sources or extending the maturity date of the Senior Loan. In this respect our independent auditor`s opinion as of December 31, 2008 and for the fiscal year then ended, included a reference to the uncertainty about the Company's ability to continue as going concern.. FOR ADDITIONAL DETAILS, SEE ITEM 5B - LIQUIDITY AND CAPITAL RESOURCES BELOW.

     In July 2008, we initiated a process to raise additional financing or pursue other strategic alternatives and in parallel, we started implementing a comprehensive plan to reduce our operating expenses. As of the date of this filing, we are continuing vigorously our efforts to raise additional capital.

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

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

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

STOCK-BASED COMPENSATION

     The Company applies SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). The Company's net loss for the year ended December 31, 2008 and 2007 includes $1.8 million and $1.5 million of compensation expenses related to the Company's share-based compensation awards, respectively. The stock based compensation accounting is critical because of the discretion of management in determining the inputs that is used in calculation of the fair value of options granted. Such inputs include the Company's share volatility, and the expected term of options granted.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." The FSP amends Statement 157 by incorporating "an example to illustrate key considerations in determining the fair value of a financial asset" in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

     The FSP's illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

     o Objective of Fair Value - The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

     o Distressed Transactions - "Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value." The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

     o Relevance of Observable Data - Observable market data may require significant adjustment to meet the objective of fair value. "For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment." If the adjustment is significant, the measurement would be considered Level 3.

     o The company's Assumptions and Nonperformance and Liquidity Risks - The use of the company's internal "assumptions about future cash flows and appropriately risk-adjusted discount rates" is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

     o Third Party Pricing Quotes - Quotes and information obtained from brokers or pricing services "are not necessarily determinative if an active market does not exist for the financial asset" being measured. In addition, "an entity should place less reliance on quotes that do not reflect actual market transactions."

     We considered the guidance in this FSP in evaluating certain of our debt securities that are traded in inactive markets.

     In May 2008, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The FASB believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The adoption of SFAS No. 162 did not have a material impact on our consolidated financial statements.

     In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("APB 14-1"). APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. APB 14-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of APB 14-1 did not have a material impact on our consolidated financial statements.

     In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. The consensus was reached on the following three issues:

          1. How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

          2. How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.

          3. How an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

     The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted. The adoption of EITF 07-5 did not have a material impact on our consolidated financial statements.

A.   OPERATING RESULTS

GENERAL

     REVENUES. Our revenues have been derived from sales of our chipsets to our customers with whom we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and a portion of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2008, three customers accounted for approximately 63% of our revenues.

     We sell our chipsets in Asia, Europe and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2008, approximately 84% of our sales were to customers in Europe and Israel, 1% in North America and 15% in Asia.

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

     RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages certain research and development projects. In 2005, 2006, 2007 and 2008 we received grants from the Office of the Chief Scientist for the development of our products. In addition, the European Commission encourages research and development projects, which are performed as part of an international consortium. In 2004, 2005 and 2006, we received grants from the European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

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

     STOCK BASED COMPENSATION. In 2006 we initially implemented SFAS No. 123(R). The implementation of SFAS No. 123(R) resulted in 2008 and in 2007 in stock-based compensation expenses of $1.8 million and $1.5 million, respectively.

     FINANCIAL INCOME, NET. In 2008, Financial Income, net is primarily attributable to the decrease in the fair value of the warrants carried in fair value, relating to the loan received, accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance. In the years 2006 and 2007, Financial income, net consisted primarily of interest earned on marketable debt securities and certificates of deposits in which we invested and gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies.

     TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance (New Version), 1961 (the "Tax Ordinance"), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our taxable income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

     The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations.

                                                  YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                              2006          2007         2008
                                             -------      -------      -------

Revenues                                         100%         100%         100%
Cost of revenues:
     Costs and expenses                           49           47           41
     Royalties to the Government of Israel         3            3            3
                                             -------      -------      -------
Total Cost of revenues                            52           50           44
                                             -------      -------      -------
Gross profit                                      48           50           56
Operating expenses:
     Gross research and development              141          251          314
     Royalty bearing grant                        20           26           43
                                             -------      -------      -------
     Research and development, net               121          225          271
     Selling and marketing                        34           53           63
     General and administrative                   14           24           37
                                             -------      -------      -------
Total operating expenses                         169          302          371
                                             -------      -------      -------
Operating loss                                  (121)        (252)        (315)
Financial income, net                              9           13           23
Net loss                                        (112)%       (239)%       (292)%
                                             -------      -------      -------

YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

     REVENUES. Revenues in 2008 were $7.2 million, a decrease of 30% compared with revenues of $10.2 million in 2007. This decrease is primarily due to a decrease in demand for both our SHDSL and for our VDSL products during 2008.

     COST OF REVENUES. Cost of revenues was $3.2 million in 2008, a decrease of $1.8 million compared with cost of revenues of $5 million in 2007. Said decrease is in-line with the decrease in our revenues. Cost of revenues as a percentage of revenues decreased in 2008 to 44% from 50% in 2007.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were attributable solely to development of HT-WLAN products and amounted to $22.5 million in 2008, a decrease of $3.0 million compared with gross research and development expenses of $25.5 million in 2007. Said decrease was achived mainly due to an operating expenses reduction plan that the company implemented in 2008. Gross research and development as a percentage of revenues increased to 314% in 2008 from 251% in 2007. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $3.1 million in 2008 compared with grants from the Office of the Chief Scientist of $2.6 million in 2007, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $19.5 million in 2008, or 271% of revenues, compared with $22.9 million in 2007, or 225% of revenues.

     SELLING AND MARKETING. Selling and marketing expenses were $4.5 million in 2008, a decrease of $0.9 million compared with selling and marketing expenses of $5.4 million in 2007. This decrease is primarily attributable to personal and related expenses due to the decrease in selling and marketing personnel in 2008 compared to 2007. Selling and marketing expenses, as a percentage of revenues, were 63% in 2008 compared to 53% in 2007.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.6 million in 2008, an increase of $0.1 million compared with general and administrative expenses of $2.5 million in 2007. This increase is primarily attributable to professional expenses. General and administrative expenses as a percentage of revenues were 37% in 2008 compared to 24% in 2007.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.8 million in 2008 compared with Stock-based compensation expenses of $1.5 million in 2007, an increase of $0.3 million. The increase is attributable to an increase in Restricted Stock Units (RSU) grants to employees in 2008 compared to 2007. Stock-based compensation expenses are included in profit and loss items both in 2008 and 2007. Stock-based compensation expenses as a percentage of revenues in 2008 were 24.9% compared to 14.7% in 2007.

     FINANCIAL INCOME, NET. Financial income, net was $1.6 million in 2008, an increase of $0.3 million compared with financial income, net of $1.3 million in 2007. Said increase is primarily attributable to the decrease in the fair value of the warrants carried at fair value accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance.

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

     REVENUES. Revenues in 2007 were $10.2 million, a decrease of $4.3 million from revenues of $14.5 million in 2006, primarily due to a decrease in demand for both our SHDSL and for our VDSL products. Our revenues in 2007 included a first time revenues of $0.3 of our WLANPLUS chipsets, with the remainder derived from legacy XDSL sales.

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

     In 2008 the NIS appreciated against the dollar at the rate of 1.14% while the rate of inflation increased by 3.8%. We cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations could be adversely affected. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

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

CORPORATE TAX RATE

     Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Tax Ordinance, which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

     Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year. The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing, and of our accumulated tax loss carry-forwards (which totaled at approximately $167.5 million at December 31, 2008), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2009 tax year.

     Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S., South Korean and Japanese subsidiaries and Taiwan and Chinese representative offices are generally subject to applicable domestic and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $3.5 million available at December 31, 2008 for federal tax purposes. These carry-forwards are available to offset future taxable income and will expire between 2017 and 2022. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate, which will apply to us.

GOVERNMENT GRANTS

     ISRAELI GOVERNMENT GRANTS

     We conduct a substantial part of our research and development operations in Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided us grants for research and development efforts of approximately $2.8 million for the year ended December 31, 2006 (15% of total research and development expenses), $2.2 million for the year ended December 31, 2007 (8.6% of total research and development expenses) and $3.1 million for the year ended December 31, 2008 (14% of total research and development expenses).

     Since the grant program has the impact of lowering our research and development expenditures, and improving our operating margins, reduction in the Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. Currently, we are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2006, 2007 and 2008 is 100% of the dollar-linked value of such grants. In 2003, we were required by the Office of the Chief Scientist to perform at least 50% of our manufacturing in Israel. See "Item 5(C)- Research and Development, Patents and Licenses, etc.- Grants from the Office of the Chief Scientist".

     The refund of the grants is contingent on future sales (or related services) and we have no obligation to refund these grants, if sales are not generated.

     We paid or accrued to the Office of the Chief Scientist $436,000 for the year 2006, $297,000 for the year 2007 and $ 218,000 for the year 2008.

B.   LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. In the past few years, we have also financed our operations through private equity investments and, on a limited basis, through short-term loans.

PRINCIPAL FINANCING ACTIVITIES

     On September 8, 2008, we entered into a Loan Agreement, or the Loan Agreement, with an institutional investor, or the Lender. Pursuant to the Loan Agreement, the Lender agreed to extend to us a senior secured loan of $3.5 million at the first closing, or the First Loan, which occurred on September 9, 2008, and, at our request, an additional senior secured loan of up to $4.5 million, or the Second Loan, at a second closing, to occur not prior to 80 days, and not later than 110 days after, the first closing date. We refer to the First and Second Loans as the Senior Loan. On December 31, 2008, the Loan Agreement was amended such that, among other things, the Second Loan will be provided in two tranches of $2.25 million each. The first tranche was provided on January 2, 2009. The second tranche will be provided at our request, made within 60 days following the completion of certain terms and conditions, including conditions relating to our strategic processes and cash balance, provided that we meet such conditions until June 30, 2009. The outstanding principal amount is evidenced by Senior Secured Promissory Notes, or the Notes. Under the Notes, the outstanding principal amount (including of the Second Loan) is due and payable in one payment 12 months after the first closing. The outstanding principal amount accrues interest at an annual rate of 10% payable on a quarterly basis.

     As of the date of this annual report, we received a total of $5.75 million under the Senior Loan, all of which become payable on September 9, 2009.

WORKING CAPITAL AND CASH FLOWS

     On December 31, 2008, we had cash and cash equivalents of $5.2 million, short-term investments of $0.7 million and we had no long-term investments. By comparison, on December 31, 2007, we had cash and cash equivalents of $7.3 million, short-term investments of $17.2 million and long-term investments of $2.2 million. On December 31, 2006, we had cash and cash equivalents of $4.8 million, short-term investments of $18.3 million and long-term investments of $5.5 million.

     Our total proceeds from grants received from the Office of the Chief Scientist, net of royalties paid, was $26 million as of December 31, 2008, $23 million as of December 31, 2007, and $23 million as of December 31, 2006. We are committed to pay royalties to the Government of Israel on proceeds from the sale of products and related services that incorporate know-how developed with grants from the Office of the Chief Scientist, up to the amount of 100% -150% of the grants received plus interest at LIBOR rate (in dollar terms). The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated, such that the financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

     Capital expenditures were $0.8 million for the year ended December 31, 2008, $2 million for the year ended December 31, 2007 and $1.2 million for the year ended December 31, 2006. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

     Net cash used in operating activities was $23.1 million for the year ended December 31, 2008, which were primarily attributable to research and development expenditures. Net cash used in operating activities was $20.1 million for the year ended December 31, 2007. Net cash used in operating activities was $9.0 million for the year ended December 31, 2006.

     Net cash provided by investing activities was $17.8 million for the year ended December 31, 2008. $18.5 million were attributable to the proceeds we received from maturity and sales of marketable debt securities and certificate of deposits held in our treasury and $0.1 million were attributable to the proceeds we received from disposal of property and equipment offset by $0.8 million that was used for the purchase of property and equipment. Net cash provided by investing activities was $2.4 million for the year ended December 31, 2007. Net cash provided by investing activities was $5.6 million for the year ended December 31, 2006. We hold treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates. We do not conduct interest rate or currency hedging activities.

     Net cash provided by financing activities was $3.2 million for the year ended December 31, 2008, all of which were primarily attributable to the loan received in September 2008. Net cash provided by financing activities was $20.2 million for the year ended December 31, 2007 and $1 million for the year ended December 31, 2006.

OUTLOOK

     As of the date of this annual report, we anticipate that, primarily in light of the upcoming maturity of the Senior Loan described below, we will not be able to meet our cash requirements before September 2009, without obtaining additional capital from external sources or extending the maturity date of the Senior Loan. To that end, we have received a report from Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, our independent registered public accounting firm, regarding our US GAAP financial statements as of December 31, 2008 and for the fiscal year then ended, which included an explanatory paragraph stating that we have incurred recurring losses from operations that raise substantial doubt about our ability to continue as a going concern.

     In July 2008, we initiated a process to raise additional financing or pursue other strategic alternatives and in parallel, we started implementing a comprehensive plan to reduce our operating expenses. As of the date of this filing, we are continuing vigorously our efforts to raise additional capital that will allow us to meet our liquidity requirements, including the Senior Loan which matures in September 2009. If we cannot raise sufficient funds or if adequate funds are not available on acceptable terms before September 2009, we may be unable to meet our business objectives and we are likely to face liquidity problems, which may force us to scale down or even cease our operations.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During the fiscal years 2006, 2007 and 2008, we spent $20.5 million, $25.5 million and $22.5 million, respectively, on gross R&D expenses, $17.6 million, $22.9 million and $19.5 million, respectively, for R&D net of grants from the Office of the Chief Scientist and the European Commission. See "Item 4(B) - Information on the Company - Business Overview - Research and Development," Item 4(B) - Information on the Company - Business Overview - Proprietary Rights" and "Item 5(A) - Operating and Financial Review and Prospects - Operating Results."

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

     Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rates applicable to our programs range from 3% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 was 120% of the dollar-linked value of such grants. With respect to grants received in 2003, 2004, 2005, 2006, 2007 and 2008, our aggregate payment amount was 100% of the dollar-linked value of such grants.

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

     The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Office of the Chief Scientist's prior approval. The Office of the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases:

     o the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas);

     o the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or

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

     WI-FI PENETRATION INTO CONSUMER DEVICES IS SLOWER THAN EXPECTED. According to previous research and market perception, 2008 appeared to be the year in which Wi-Fi would become a mainstream addition to consumer products such as Digital TVs, DVDs and Set-top boxes. In reality, while many vendors are designing Wi-Fi connected products in these categories, and there are initial consumer products shipping with Wi-Fi capabilities, market uptake is slower than expected .

     FAST ASP EROSION OF 802.11N ICS. According to previous research and market perception, it was expected for Wi-Fi IC vendors to keep 802.11n prices higher while keeping higher margins. In reality, due to competition driven by the Wi-Fi IC vendors, the current ASP curve seems very aggressive, and ASPs for 802.11n chipsets are eroding faster than expected.

     OUR OUTLOOK. In addition to the general trends described above, our results of operations and financial condition may be affected by various other factors discussed in "Item 3(D) - Risk Factors". As described elsewhere in this annual report, we expect our revenues, which are currently derived primarily from sale of our DSL chipsets, to continue to decline in the near future and, in light of the "end-of-life" notification we issued for our DSL chipsets, even in a greater pace. As we devote our research and development resources to developing high throughput wireless LAN chipsets, from which we have not yet generated significant sales, we have a low visibility as to the outlook of our revenues and results of operations in 2009. See also Item 5B - Liquidity and Capital Resources above.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

     The following table summarizes our contractual obligations and commercial commitments related to our long-term debt and operating leases, as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

                                                LESS THAN                        MORE THAN
CONTRACTUAL OBLIGATIONS                TOTAL      1 YEAR   1-3 YEARS  3-5 YEARS   5 YEARS
                                       ------     ------     ------     ------     ------
Long-Term Debt Obligations

Operating lease obligations             2,150      1,218        932          -          -

Purchase obligations (vendors of
equipment and services)                 2,713      1,333      1,380          -          -
TOTAL CONTRACTUAL CASH OBLIGATIONS      4,863      2,551      2,312          -          -

     We lease our motor vehicles under cancelable operating lease agreements, for periods through 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $43,000 as of December 31, 2008.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers:

NAME                AGE                 POSITION
----                ---                 --------

Uzi Rozenberg*      50     Chairman of the Board of Directors
Tzvi Shukhman       48     Chief Executive Officer and Director
Yuval Ruhama        39     Chief Financial Officer
Noam Benayahu       40     Vice President, VLSI Engineering
Tzvika Stein        53     Vice President, of Sales, Europe & America
Alister Chu         45     Vice President, APAC
Alex Pisarevski     33     Vice President, System Engineering
Mishael Agami       53     Vice President, Marketing & Product Management
Efi Shenhar**       52     Director
Naama Zeldis**      45     External Director
Meir Bar-El**       64     External Director

* Designated as an "independent director" in accordance with NASDAQ Marketplace Rules.

** Designated as an "independent director" in accordance with NASDAQ Marketplace Rules, and a Member of the Audit Committee.

     UZI ROZENBERG, a co-founder of our company, has served as a director from 1992 until 1997 and from August 1999 to the present, and as Chairman of our Board of Directors since December 2007. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

     TZVI SHUKHMAN, a co-founder of our company, has served as our Chief Executive Officer from our inception in 1992 and as the Chairman of the Board of Directors from our inception until December 2007. Prior to May 1999, Mr. Shukhman also served as our President. From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications and ECI Telecom. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has a B.Sc. and an M.Sc. from the Technion-Israel Institute of Technology.

     YUVAL RUHAMA was appointed as our Chief Financial Officer in January 2006, after previously serving as our Vice President of Finance from April 2005 to December 2005, and Legal Director and Company Secretary from June 2000 to March 2005. Previously, Mr. Ruhama worked for one year at Weksler Bergman & Co., an Israeli law firm, and for four years at Somekh Chaikin, the Israeli member firm of KPMG International. Mr. Ruhama holds a law degree and B.A. in Accounting from Tel Aviv University, and an M.B.A. from Bar-Ilan University.

     TZVIKA STEIN joined Metalink in March 2008. Prior to joining us, Mr. Stein was VP of business development at Genesis OS. Between 2002 and 2006, Mr. Stein was the cofounder and CEO of a software startup focused on solutions for enterprise email systems. From 1997 to 2002, Mr. Stein was VP of product management for AudioCodes. From 1993 to 1997, Mr. Stein was one of the founders and the Director of R&D at Metalink. Prior to that, Mr. Stein held several development positions in the Israeli defense industry. Mr. Stein holds a BS.ee from the Technion-Israel Institute of Technology, and a MS.ee from the Tel Aviv University.

     MISHAEL AGAMI joined Metalink in March 2009. Prior to joining Metalink, Mr. Agami was VP and division manager at SanDisk between 2007 and 2008, Corporate VP and BU manager in M-systems between 2003 and 2006, General Manager of Mindspeed/Conexant Systems R&D center in Israel between 1999 and 2002, VP R&D Butterfly VLSI between 1997 and1998 and VLSI Management and Design at National Semiconductor Santa Clara and Israel between 1984 and 1997. Mr. Agami has B.S.E.E with emphasis in Computer Engineering and Communication Systems from the Technion-Israel Institute of Technology, and M.S.M, Master in Science of Management from University of Boston.

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

     ALEX PISAREVSKI joined Metalink at 2006 and serves as Vice President, System Engineering. Mr. Pisarevski served as Wireless System Architect, Project manager of several projects and Director of System Engineering at Metalink. Mr. Pisarevski has over 14 years of experience in various R&D positions both in the civilian and military sectors. His last position before joining Metalink was as a system engineer and project manager in the Israeli Defense Force. Mr. Pisarevski holds both B.Sc. in electrical engineering and M.s. in electrical engineering from the Technion-Israel Institute of Technology.

     MR. BENAYAHU joined Metalink at 2000 and serves as Vice President, VLSI Engineering. since he joined us, he has been involved, at various roles, in all Metalink's VDSL chip designs and WLAN chip designs. Mr. Benayahu is now responsible for the VLSI development and Product engineering at Metalink. Mr. Benayahu has over 13 years of experience in VLSI development. Previously, Mr. Benayahu was part of the VLSI development team at Motorola Semiconductor - Freescale now days. Noam holds a BSc in electrical engineering from Tel Aviv university.

     EFI SHENHAR has served as a director since 1995. Mr. Shenhar is the Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar currently serves as a member of the board of directors of USR Electronic Systems
(1987) Ltd. From 1987 until 2003, Mr. Shenhar has served as a Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University. Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     NAAMA ZELDIS has served as a director since 2006. She currently serves as Chief Financial Officer of Netafim Ltd. since December 2005. From 2001 to 2005, Ms. Zeldis has served as Chief Financial Officer of EDS Israel Ltd. From 1999 until 2001 Ms. Zeldis has served as Chief Financial Officer of Radguard Ltd. From 1992 until 1999 Ms. Zeldis has served as Director of Finance of RAD data Communications Ltd. From 1990 until 1992 Ms. Zeldis served as an Economic Advisor of Economic Models Ltd. From 1986 until 1990 Ms. Zeldis served as Manager of Consumer Prices Index Department of Central Bureau of Statistics. Ms. Zeldis holds a B.A. Degree in Accounting from Tel-Aviv University, M.B.A., Specializing in Financing, from the Hebrew University, and a B.A. in Economics, from the Hebrew University.

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

B.   COMPENSATION

     The aggregate remuneration we paid for the year ended December 31, 2008 to all executive officers as a group (18 persons during 2008), was approximately $2,604,055 in salaries, fees, commissions and bonuses. This amount includes approximately $373,205 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

     Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended. External directors receive fixed compensation for their service on the board of directors or any committee of the board of directors of NIS 42,600 (equivalent to approximately $ 10,770), and in addition, receive proportional compensation for their participation the board of directors or any committee meetings of NIS 2,200 per meeting attended (equivalent to approximately $555). In addition, all board members received options to purchase shares of the Company, except our CEO and Chairman of the Board (see Item 6(E) below). Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment. Regarding officers, who are directors, see the discussion under the caption "Management Employment Agreements" below.

C.   BOARD PRACTICES

CORPORATE GOVERNANCE PRACTICES

     We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of NASDAQ and other relevant provisions of U.S. securities laws.

     Under the NASDAQ rules, a majority of our directors are required to be "independent directors" as defined in NASDAQ rules. We are also required to have an audit committee, all of whose members are "independent directors" as defined in NASDAQ and SEC rules. Four out of the five members of our board of directors, namely, Messrs. Rozenberg, Shenhar, Bar-El and Ms. Zeldis, are independent directors under the NASDAQ requirements. Messrs. Shenhar, Bar-El and Ms. Zeldis are the members of our audit committee.

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

BOARD OF DIRECTORS

     According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of between four (4) and nine (9) directors and currently consists of five directors.

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

     Our external directors are Meir Bar-El, who was elected to a third three-year term in 2008, and Naama Zeldis, who was elected to a three-year term in 2006.

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

     Our Audit Committee consists of Efi Shenhar, Naama Zeldis and Meir Bar-El.

     As required by the NASDAQ rules, our Audit Committee has adopted a formal written charter, which is available on our website at www.MTLK.com. Each of Messrs. Shenhar and Bar-El and Ms. Zeldis is "independent" under the applicable SEC and NASDAQ rules. In addition, the board of directors has determined that Ms. Zeldis qualifies as an "audit committee financial expert" within the meaning of the SEC rules.

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

INTERNAL AUDITOR

     Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. In December 2008, we appointed Yossi Ginossar, CPA, a manager partner in Fahn Kanne, as our Internal Auditor.

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

     The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the circumstances. The duty of care includes a duty to use reasonable means to obtain:

     o information on the appropriateness of a given action brought for his/her approval or performed by him/her by virtue of his/her position; and

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

     We have obtained director's and officer's liability insurance with coverage $5,000,000 in aggragate. In addition, we entered into indemnification and exculpation agreements with our directors and executive officers in accordance with our articles of association.

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

DIRECTORS' SERVICE CONTRACTS

     There are no arrangements or understandings between us and any of our current directors, including our Chief Executive Officer for benefits upon termination of service.

D.   EMPLOYEES

     We have standard employment agreements with all of our employees, other than our chief executive officer. All of our employees, other than our Chief Executive Officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

-------------------------------------------------------------     ----------------------------------------
                                                                            As at December 31,
                                                                  ----------------------------------------
                                                                     2008           2007           2006
-------------------------------------------------------------     ----------     ----------     ----------
APPROXIMATE NUMBERS OF EMPLOYEES BY GEOGRAPHIC LOCATION
-------------------------------------------------------------     ----------     ----------     ----------
    United States and Asia Pacific                                        17             38             18
    Europe, Middle East                                                   66            192            152

    TOTAL WORKFORCE                                                       83            230            170
-------------------------------------------------------------     ----------     ----------     ----------
APPROXIMATE NUMBERS OF EMPLOYEES BY CATEGORY OF ACTIVITY
-------------------------------------------------------------     ----------     ----------     ----------
    Research and development                                              57            172            121
    Sales and marketing                                                    8             22             20
    Product and customer support                                           7             21             13

    Management and administrative                                         11             15             16
    TOTAL WORKFORCE                                                       83            230            170
-------------------------------------------------------------     ----------     ----------     ----------

     The overall reduction in our workforce, from 230 employees in 2007 to 83 employees in 2008, is due primarily to the cost reduction plan including the closing of our offices in Atlanta, Georgia during 2008.

     We are subject to labor laws and regulations in Israel, in the United States and in Japan, Korea, China and Taiwan. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees is represented by a labor union and we have not experienced any work stoppages.

E.   SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of June 24, 2009. The percentage of outstanding ordinary shares is based on 24,383,732 ordinary shares outstanding as of June 24, 2009:

                         NUMBER OF        PERCENTAGE OF
                      ORDINARY SHARES      OUTSTANDING
                       BENEFICIALLY         ORDINARY              NUMBER OF
    NAME                  OWNED(1)          SHARES(2)              OPTIONS
-------------           ----------         ----------            ----------

Tzvi Shukhman            5,910,306              24.24                  -
Uzi Rozenberg            4,775,348              19.58                  -
Yuval Ruhama                     *                  *                  *
Alex Pisarevski                  *                  *                  *
Noam Benayahu                    *                  *                  *
Mishael Agami                    *                  *                  *
Tzvika Stein                     *                  *                  *
Alister Chu                      *                  *                  *
Efi Shenhar                      *                  *                  *
Naama Zeldis                     *                  *                  *
Meir Bar-El                      *                  *                  *

Directors and Officers as a
group (consisting of 11
persons)

----------

*    Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 24, 2009.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of June 24, 2009, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

SHARE OPTION PLANS

     We have seven employee share option plans and one additional option plan, Share Option Plan (2000), for our advisors and independent contractors, or, together, the Plans. The expiration dates of the options granted under the Plans range from 4 to 25 years from the date of grant. Our Plans are administered currently by our board of directors. All of our employees and directors are eligible to participate in our Plans. Members of our advisory board and our independent contractors are eligible to receive options under our Share Option Plan (2000).

     As of June 24, 2009 options to purchase 2,771,280 ordinary shares under our share option plans were outstanding. As of June 24, 2009, an additional 3,220,626 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans.

     In 2008, we granted options exercisable into 2,112,582 ordinary shares under our share option plans. Of the total options granted in 2008, our directors and executive officers were granted options exercisable into 901,344 ordinary shares, at exercise prices ranging from $0.026 to $6.24 per share. Such options will expire in 2012.

     In October 2007, our board of directors approved the increase of 2,100,000 in the number of outstanding shares reserved under the plans. We may further increase the number of ordinary shares reserved for issuance under the plans.

The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2008:

                               OPTIONS & RSU OUTSTANDING                OPTIONS & RSU  EXERCISABLE
                    ---------------------------------------------       ---------------------------
                                       WEIGHTED
                       NUMBER           AVERAGE         WEIGHTED          NUMBER          WEIGHTED
                    OUTSTANDING AT     REMAINING         AVERAGE      EXERCISABLE AT       AVERAGE
                     DECEMBER 31,     CONTRACTUAL       EXERCISE       DECEMBER 31,       EXERCISE
EXERCISE PRICE          2008        LIFE (IN YEARS)       PRICE            2008             PRICE
--------------       ----------       ----------       ----------       ----------       ----------
 $ 0.00 - 2.66          955,342             4.74             1.70          471,898             1.51
 $ 2.76 - 3.28           30,800             2.54             3.05           30,800             3.05
 $ 3.39 - 4.00          129,020             1.60             3.90           77,078             3.97
 $ 4.04 - 5.00          585,640             1.73             4.66          566,340             4.67
 $ 5.04 - 7.00          430,950             1.83             5.96          307,184             5.94
 $ 7.01 - 8.95          488,092             1.73             7.46          369,692             7.51
$ 9.00 - 22.06          353,684             1.51            14.67          353,684            14.67
                     ----------                                         ----------
                      2,973,528             2.69             5.50        2,176,676             6.22
                     ==========                                         ==========

STOCK PURCHASE PLAN

     In October 2000 we initiated our 2000 Employee Stock Purchase Plan, or the ESPP. The plan is implemented through consecutive offering periods with new offering periods commencing on the first trading day following the last day of the previous period, and continuing thereafter until terminated. The plan enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, whichever is lower. Participants were limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which was available for sale under the plan was 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 3/4% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan is currently administered by our board, who may delegate such power to a committee appointed by the board. The plan terminates on October 31, 2010. As of May 31, 2007, 329,080 ordinary shares had been issued under the ESPP, and an additional 108,143 ordinary shares are reserved for issuance. The last ESPP offering period ended in August 2004. In April 2005, the board of directors of the Company resolved to suspend the ESPP until further notice.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 24, 2009 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

                           NUMBER OF ORDINARY         PERCENTAGE OF
                           SHARES BENEFICIALLY     OUTSTANDING ORDINARY
       NAME                      OWNED(1)                SHARES(2)
-------------------            ------------            ------------

Tzvi Shukhman(3)                  5,910,306                   24.24
Uzi Rozenberg(3)(4)               4,775,348                   19.58

----------

(1) Except pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(2) The percentage of outstanding ordinary shares is based on 24,383,732 ordinary shares outstanding as of June 24 2009.

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

RECORD HOLDERS

     As of June 24, 2009, we had 38 shareholders of record, of whom 30 were registered with addresses in the United States, representing approximately 56% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 52% of our outstanding ordinary shares as of said date, including most of the shares listed on the TASE).

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

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18 below - "Financial Statements".

OTHER FINANCIAL INFORMATION

     In the year ended December 31, 2008 the amount of our export sales was approximately $5.6 million, which represents 78% of our total sales.

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

     Since December 2003 through today, we and the former employee filed various motions regarding discovery and questionnaires and the trial is scheduled to commence in July 2009.

     In light of our liquidity constrains and the inherent uncairtainties in litigation, we cannot estimate at this time whether an unfavorable resolution of this matter will cause a material adverse effect on our results of operations, liquidity or financial condition.

     We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, except as set forth above, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

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

B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

                                 LISTING DETAILS

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the NASDAQ Global and, commnecing March 2009, the NASDAQ Capital Market, for the periods indicated:


          FIVE MOST RECENT YEARS              HIGH             LOW
          ----------------------           ----------      ----------

2004                                       $     9.05      $     4.20
2005                                       $     5.72      $     3.85
2006                                       $     6.49      $     4.36
2007                                       $     8.79      $     4.43
2008                                       $     4.75      $     0.10

EIGHT MOST RECENT QUARTERS AND
SUBSEQUENT PERIOD
------------------------------

Third Quarter 2007                         $     8.79      $     5.79
Fourth Quarter 2007                        $     6.79      $     4.43
First Quarter 2008                         $     4.75      $     1.85
Second Quarter 2008                        $     2.15      $     1.03
Third Quarter 2008                         $     1.13      $     0.57
Fourth Quarter 2008                        $     0.59      $     0.10
First Quarter 2009                         $     0.19      $     0.10
Second Quarter 2009 (through June 24)      $     0.60      $     0.16

          MOST RECENT SIX MONTHS
          ----------------------

December 2008                              $     0.20      $     0.10
January 2009                               $     0.18      $     0.10
February 2009                              $     0.17      $     0.11
March 2009                                 $     0.19      $     0.11
April 2009                                 $     0.24      $     0.16
May  2009                                  $     0.60      $     0.25
June 2009 (through June 24)                $     0.49      $     0.35

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the Bank of Israel:

  FIVE MOST RECENT YEARS               HIGH                         LOW
  ----------------------       ---------------------      ----------------------
                                  $            NIS             $            NIS

2004                             9.37         41.03          4.09         18.24
2005                             5.81         25.31          3.93         17.71
2006                             6.42         28.48          4.40         20.77
2007                             8.50         36.06          4.41         17.29
2008                             4.80         18.47          0.09          0.33

EIGHT MOST RECENT QUARTERS
AND SUBSEQUENT PERIOD
--------------------------

Third Quarter 2007               8.50         36.06          5.44         23.11
Fourth Quarter 2007              6.96         27.29          4.41         17.29
First Quarter 2008               4.80         18.47          1.81          6.42
Second Quarter 2008              2.10          7.09          1.01          3.39
Third Quarter 2008               1.16          4.06          0.61          1.18
Fourth Quarter 2008              0.64          2.24          0.09          0.33
First Quarter 2009               0.21          0.88          0.10          0.38
Second Quarter 2009
(through June 24)                0.66          2.75          0.18          0.75

    MOST RECENT SIX MONTHS
    ----------------------

December 2008                     0.2           0.8          0.08          0.33
January 2009                     0.19          0.75          0.09          0.38
February 2009                    0.15          0.75          0.12          0.48
March 2009                       0.21          0.88          0.12          0.52
April 2009                       0.24          1.00          0.18          0.75
May 2009                         0.66          2.75          0.24          1.00
June 2009 (through June 24)      0.53          2.08          0.38          1.52

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares began trading on the NASDAQ Global Market on December 2, 1999 under the symbol "MTLK". In March 2009, we transferred the listing of our securities to the NASDAQ Capital Market under the symbol "MTLK". As of December 3, 2000, our ordinary shares began trading also on the Tel Aviv Stock Exchange under the symbol "MTLK."

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

     VOTING RIGHTS. Holders of ordinary shares have one vote for each ordinary shares held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power present at the meeting have the power to elect all the directors, other than external directors.

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

     Under our articles of association, as amended, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter, unless otherwise required by the Companies Law.

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

C.   MATERIAL CONTRACTS

     2007 PRIVATE PLACEMENT. In August 2007, we entered into Purchase Agreements with institutional investors. Pursuant to said Purchase Agreements, the Company sold 3,200,000 ordinary shares at $6.00 per share. The purchasers also received warrants to purchase an aggregate of 800,000 ordinary shares at an exercise price of $8.00 per share, subject to adjustments, and exercisable until August 7, 2012. We are entitled to force the exercise of the warrants in the event the market price for our ordinary shares exceeds $12.0 per share for 20 out of 30 consecutive trading days; with a minimum average daily trading volume for such 30 day period of at least $50,000.

     We also undertook to register the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933 and to maintain a registration statement in effect in order to allow them to freely sell these shares. The registration statement was declared effective on August 28, 2007.

     SENIOR LOAN. On September 8, 2008, we entered into a Loan Agreement, or the Loan Agreement, with an institutional investor, or the Lender. Pursuant to the Loan Agreement, the Lender agreed to extend to us a senior secured loan of $3.5 million at the first closing, or the First Loan, which occurred on September 9, 2008, and, at our request, an additional senior secured loan of up to $4.5 million, or the Second Loan, at a second closing, to occur not prior to 80 days, and not later than 110 days after, the first closing date. We refer to the First and Second Loans as the Senior Loan. On December 31, 2008, the Loan Agreement was amended such that, among other things, the Second Loan will be provided in two tranches of US$2,250,000 each. The first tranche was provided on January 2, 2009. The second tranche will be provided at our request, made within 60 days following the completion of certain terms and conditions, including conditions relating to our strategic processes, provided that we meet such conditions until June 30, 2009. The closing of the second tranche is subject to certain conditions, including covenants relating to our strategic processes and cash balance.

     The outstanding principal amount is evidenced by Senior Secured Promissory Notes, or the Notes. Under the Notes, the outstanding principal amount (including of the Second Loan) is due and payable in one payment 12 months after the first closing. The outstanding principal amount accrues interest at an annual rate of 10% payable on a quarterly basis. We may, in our discretion, elect to pay interest on the loan in cash or in ordinary shares, subject to certain conditions related to the market for the shares and the registration of the shares under the Securities Act of 1933, as amended. The loan may be prepaid by us at any time and is subject to a mandatory prepayment upon a Change of Control (as defined in the Notes). Upon the occurrence of certain events of default defined in the Notes, including events of default under the transaction documents relating to the loan, the full principal amount of the Notes, together with interest and other amounts owing, become immediately due and payable. In connection with the loan, we entered into an Israeli Security Agreement granting the Lender a first priority fixed charge on all of our intellectual property and a first priority floating charge on all of our other assets. Obligations under the Notes are guaranteed by our wholly owned subsidiaries pursuant to a Subsidiary Guarantee. Our U.S. subsidiary entered into a U.S. Security Agreement granting the Lender a security interest in its assets to secure the Company's obligations under the Notes.

     In consideration for the First Loan, we issued to the Lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), to which we refer as the warrants. In consideration for the first tranche of the Second Loan, we issued to the Lender warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance).

     The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, our ability to incur additional debt or sell the collateral, without the consent of the Lender.

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

     Following a Temporary Order, which came into effect on January 1, 2009 and will expire at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received in 2009 from a foreign subsidiary, which is used in Israel either in 2009 or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

     AMENDMENT TO THE INVESTMENTS LAW

     On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" (which following such amendment is referred to as a Benefited Enterprise) only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for a Benefited Enterprise under the alternative package of benefits. A company wishing to receive the tax benefits afforded to a benefited enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a benefited enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the benefited enterprise and having completed a cooling-off period from the company's previous year of commencement of benefits under the Investments Law.

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

     The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "Significant Shareholder" at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustment Law," (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

     TAXATION OF NON-RESIDENTS ON RECEIPT OF DIVIDENDS

     On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived from an Approved or Benefited Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company's gross income consists of interest or dividends. Dividends paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise will be subject to a 15% tax rate.

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

     We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005, 2006, 2007 or 2008. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so.

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

     Any U.S. Holder who would like to receive a PFIC ANNUAL INFORMATION STATEMENT for years 2001, 2002 and/or 2003 can contact Mr. Eran Vital, Metalink Ltd., Yakum Business Park, Yakum 60972, Israel.

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

     We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005, 2006, 2007 or 2008. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, 2005, 2006, 2007 or 2008 (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. In 2007, the Company entered into currency-forward and zero cost Collar transactions (NIS/dollar) of $5.0 milion with settlement date through 2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5.0 milion. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match. As a result, the Company recorded in 2007 the amount of $43 thousands as change in fair market value of hedging activities in "Other Comprehensive Income" relating to the unsettled transactions as of December 31, 2007. In 2008 the Company settled all the hedging transactions and reclassified it from "Other Comprehensive Income" to earnings concurrent with the effect of the hedged transaction on earning.

     For additional qualitative disclosure see Item 5 - "Impact of Inflation and Foreign Currency Fluctuations".

     Had the NIS exchange rate versus the US dollar been appreciated by 10%, operating loss for 2008 would have been increased from current operating loss of $22.6 million to $24.5 million, an increase of approximately $1.9 million.

INTEREST RATE RISK

     Our exposure to market risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist primarily of certificates of deposits and marketable debt securities of highly-rated corporations. The fair value of our short- and long-term investments is based upon their market value as of December 31, 2008. We manage our exposure to interest rate risk by varying the maturities of the instruments that we purchase, with the objective of capital preservation and generation of income.

The table below present principal amounts of our financial instruments sensitive to interest rate and related weighted average rates by date of maturity for our short- and long-term investments and short- term loans.

--------------------------------------------------------------------------------
                             Short-Term
                     (U.S. dollars in thousands)
--------------------------------------------------------------------------------
MARKETABLE DEBT SECURITIES                  MATURITY DATE OF UP TO 1 YEAR
--------------------------------    --------------------------------------------
Auction Rates Securities                                 677
--------------------------------    --------------------------------------------
Weighted Average Interest Rate                          3.03%
--------------------------------    --------------------------------------------
TRADE RECEIVABLES                   MATURITY OF UP TO 1 YEAR BEARING NO INTEREST
--------------------------------    --------------------------------------------
Trade receivables                                      2,515
--------------------------------    --------------------------------------------
SHORT- TERM LOANS                           MATURITY DATE OF UP TO 1 YEAR
--------------------------------    --------------------------------------------
Short- term loan                                       3,500
--------------------------------    --------------------------------------------
Fixed Interest Rate                                       10%
--------------------------------    --------------------------------------------

On December 31, 2008, we had no long-term investments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Our principal executive and principal financial officers have concluded that, as of December 31, 2008, the Company's disclosure controls and other procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit to the SEC under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information was accumulated and communicated to our management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management, including our chief executive officer, or CEO, and our principal financial officer, or CFO, is responsible for establishing and maintaining adequate internal control over financial reporting for us. We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

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

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

     Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007 is effective.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, internal control over financial reporting determined to be effective provides only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

THIS ANNUAL REPORT DOES NOT INCLUDE AN ATTESTATION REPORT OF OUR REGISTERED PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING. MANAGEMENT'S REPORT WAS NOT SUBJECT TO ATTESTATION BY OUR REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO TEMPORARY RULES OF THE SEC THAT PERMIT US TO PROVIDE ONLY MANAGEMENT'S REPORT IN THIS ANNUAL REPORT.

     There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Ms. Naama Zeldis, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations. Ms. Zeldis also qualifies as an "independent director" under the NASDAQ rules.

ITEM 16B. CODE OF ETHICS

     In April 2004, we adopted Code of Business Conduct and Ethics (the "Code") that applies to the Company's employees and directors. The Code is available on our website at www.MTLK.com. If we make any amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT FEES. Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $40,000, for 2008 and 2007 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

     TAX FEES. For 2008 and 2007, our principal accountant billed us aggregate amounts of approximately $0 and $5,000, respectively, for services relating to tax compliance, tax advice and tax planning.

     ALL OTHER FEES. For 2008 and 2007 our principal accountant billed us aggregate amounts of approximately $3,500 and $9,000, respectively for other services.

     PRE-APPROVAL POLICIES AND PROCEDURES. Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS.

     Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

     Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

     We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Capital Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

     o The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer's common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person.

     o The NASDAQ rules require shareholder approval of stock option plans available to officers, directors or employees. We have decided to follow home country practice in lieu of obtaining shareholder approval for our stock option plans. However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of options to directors and controlling shareholders or plans that require shareholder approval for other reasons.

     o Additionally, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 4350(b)(1)(A), relating to an issuer's furnishing of its annual report to shareholders.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

     The following consolidated financial statements and related auditors' report for the year ended December 31, 2008 attached hereto as part of this annual report.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

  EXHIBIT NO.  DESCRIPTION
 ------------  -----------

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

     4.7* 2000 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.5 to the Registrant Registration Statement on Form S-8, filed with the SEC on April 17, 2001).

     4.8*      Share Option Plan (2000) (incorporated herein by reference to
               Exhibit 4.9 to the Registrant's Registration Statement on Form 20-F, filed with the SEC on June 29, 2001).

     4.9*      2003 Share Option Plan (incorporated herein by reference to
               Exhibit 4.10 to the Registrant's Report on Form 20-F, filed with the SEC on June 26, 2003).

     4.10* 2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant's Report on Form S-8, filed with the SEC on April 1, 2004).

     4.11* Form of Purchase Agreements, dated August 6, 2007, between the Registrant and certain investors; filed as Exhibit 99.2 to the Registrant's Current Report on Form 6-K, filed with the SEC on August 6, 2008, and incorporated herein by reference.

     4.12*     Form of Warrant issued to certain investors; filed as Exhibit
               99.3 to the Registrant's Current Report on Form 6-K, filed with the SEC on August 6, 2008, and incorporated herein by reference.

     4.13* Form of Loan Agreement between the Registrant and certain investors; filed as Exhibit 99.2 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

     4.14* Form of Note issued to certain investors; filed as Exhibit 99.3 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

     4.15* Form of Warrant to purchase Ordinary Shares issued to certain investors; filed as Exhibit 99.4 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

     4.16* Form of Israeli Security Agreement between the Registrant and certain investors; filed as Exhibit 99.5 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

     4.17* Form of U.S. Security Agreement between the Registrant and certain investors; filed as Exhibit 99.6 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

     4.18* Form of Subsidiary Guarantee between the Registrant and certain investors; filed as Exhibit 99.7 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

     4.19* Form of Placement Agent Agreement between the Registrant and the placement agent; filed as Exhibit 99.8 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

     4.20* Form of Amendment to Loan Agreement between the Registrant and certain investors; filed on Form 6-K filed with the SEC on January 5, 2009, and incorporated herein by reference.

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

     15        Consent of Brightman Almagor & Co., independent auditors.


----------

* Incorporated by reference.

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        PAGE
                                                                        ----

Report of Independent Registered Public Accounting Firm                  F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007             F-3

Consolidated Statements of Operations
   for the years ended December 31, 2008, 2007 and 2006                  F-4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2008, 2007 and 2006               F-5 - F-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2008, 2007 and 2006               F-7 - F-8

Notes to Consolidated Financial Statements                            F-9 - F-33

[DELOITTE LOGO]

                                                    Brightman Almagor
                                                    1 Azrieli Center
                                                    Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                    Israel

                                                    Tel: +972 (3) 608 5555
                                                    Fax: +972 (3) 609 4022
                                                    info@deloitte.co.il
                                                    www.deloitte.com

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink, Ltd ("the Company") and its subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2008 and 2007, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BRIGHTMAN ALMAGOR ZOHAR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
March 31, 2009

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31,
                                                                                            ----------------------
                                                                                             2 0 0 8      2 0 0 7
                                                                                            ---------    ---------
                                                                                                 (IN THOUSANDS)
                                                                                            ----------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                                $   5,166    $   7,291
   Short-term investments (Note 3)                                                                677       17,233
   Trade accounts receivable                                                                    2,515          677
   Other receivables (Note 12)                                                                  1,529        2,284
   Prepaid expenses                                                                               209          456
   Deferred charges (Note 8)                                                                      242            -
   Inventories (Note 4)                                                                         2,508        1,765
                                                                                            ---------    ---------
      Total current assets                                                                     12,846       29,706
                                                                                            ---------    ---------

LONG-TERM INVESTMENTS (Note 3)                                                                      -        2,200
                                                                                            ---------    ---------

SEVERANCE PAY FUND (Note 6)                                                                     1,195        2,534
                                                                                            ---------    ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                                                            3,338        4,182
                                                                                            =========    =========

      Total assets                                                                          $  17,379    $  38,622
                                                                                            =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Trade accounts payable                                                                   $     739    $   1,564
   Other payables and accrued expenses (Note 12)                                                3,257        4,979
   Short-term loan (Note 8)                                                                     2,101            -
   Warrants to issue shares (Note 8)                                                              196            -
                                                                                            ---------    ---------
      Total current liabilities                                                                 6,293        6,543
                                                                                            ---------    ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                                                  2,098        3,748
                                                                                            ---------    ---------

SHAREHOLDERS' EQUITY (Note 10)
   Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 24,752,232 and 24,377,232 shares as of December 31, 2008 and
      December 31, 2007, respectively)                                                            711          701
   Additional paid-in capital                                                                 156,500      154,703
   Accumulated other comprehensive income (loss)                                                 (124)          48
   Accumulated deficit                                                                       (138,214)    (117,236)
                                                                                            ---------    ---------
                                                                                               18,873       38,216
                                                                                            ---------    ---------
   Treasury stock, at cost; 898,500 shares as of
      December 31, 2008 and 2007                                                               (9,885)      (9,885)
                                                                                            ---------    ---------
   Total shareholders' equity                                                                   8,988       28,331
                                                                                            =========    =========

      Total liabilities and shareholders' equity                                            $  17,379    $  38,622
                                                                                            =========    =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------------------
                                                                                 2 0 0 8          2 0 0 7          2 0 0 6
                                                                              -------------    -------------    -------------
                                                                              (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                              -----------------------------------------------
Revenues (Note 13)                                                            $       7,162    $      10,166    $      14,476
                                                                              -------------    -------------    -------------
Cost of revenues (Note 13):
   Costs and expenses                                                                 2,964            4,736            7,071
   Royalties to the Government of Israel (Note 7)                                       218              297              436
                                                                              -------------    -------------    -------------
      Total cost of revenues                                                          3,182            5,033            7,507
                                                                              =============    =============    =============

   GROSS PROFIT                                                                       3,980            5,133            6,969

Operating expenses:
   Gross research and development                                                    22,516           25,474           20,498
   Less - Royalty bearing and other grants                                            3,068            2,598            2,882
                                                                              -------------    -------------    -------------
   Research and development, net                                                     19,448           22,876           17,616
                                                                              -------------    -------------    -------------
   Selling and marketing                                                              4,502            5,427            4,892
   General and administrative                                                         2,647            2,451            1,985
                                                                              -------------    -------------    -------------
      Total operating expenses                                                       26,597           30,754           24,493
                                                                              =============    =============    =============

   OPERATING LOSS                                                                   (22,617)         (25,621)         (17,524)

Financial income, net                                                                 1,639            1,298            1,304
                                                                              -------------    -------------    -------------

   NET LOSS                                                                    $    (20,978)   $     (24,323)   $     (16,220)
                                                                              =============    =============    =============

Loss per ordinary share:
   Basic                                                                       $      (0.89)   $       (1.14)   $       (0.83)
                                                                              =============    =============    =============
   Diluted                                                                     $      (0.89)   $       (1.14)   $       (0.83)
                                                                              =============    =============    =============

Shares used in computing loss per ordinary share:
   Basic                                                                         23,569,711       21,319,262       19,625,316
                                                                              =============    =============    =============
   Diluted                                                                       23,569,711       21,319,262       19,625,316
                                                                              =============    =============    =============

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    NUMBER OF    NUMBER OF             ADDITIONAL     DEFERRED
                                                   OUTSTANDING   TREASURY     SHARE     PAID-IN      STOCK-BASED
                                                      SHARES      SHARES     CAPITAL     CAPITAL    COMPENSATION
                                                   -----------   ---------   -------   ----------   ------------
BALANCE AT DECEMBER 31, 2005                        20,358,373     898,500   $   607   $  130,810   $         (6)

Changes during 2006:
Exercise of employee options                           295,453           -         7        1,071              -
Employee stock-based compensation                            -           -         -        1,238              -
Amortization of deferred stock-based
   Compensation                                              -           -         -            -              6
Other comprehensive income:
   Unrealized gain on marketable securities                  -           -         -            -              -
Loss for the year                                            -           -         -            -              -
                                                   -----------   ---------   -------   ----------   ------------
Total comprehensive loss

                                                    20,653,826     898,500   $   614   $  133,119   $          -
                                                   ===========   =========   =======   ==========   ============

                                                                  ACCUMULATED
                                                    TREASURY         OTHER                         TOTAL
                                                      STOCK      COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE
                                                    (AT COST)    INCOME (LOSS)     DEFICIT     INCOME (LOSS)     TOTAL
                                                   -----------   -------------   -----------   -------------    --------
BALANCE AT DECEMBER 31, 2005                       $    (9,885)  $        (228)  $   (76,693)                   $ 44,605

Changes during 2006:
Exercise of employee options                                 -               -             -               -       1,078
Employee stock-based compensation                            -               -             -               -       1,238
Amortization of deferred stock-based
   Compensation                                              -               -             -               -           6
Other comprehensive income:
   Unrealized gain on marketable securities                  -             176             -             176         176
Loss for the year                                            -               -       (16,220)        (16,220)    (16,220)
                                                   -----------   -------------   -----------   -------------    --------
Total comprehensive loss                                                                       $     (16,044)
                                                                                               =============

                                                   $    (9,885)  $         (52)  $   (92,913)                   $ 30,883
                                                   ===========   =============   ===========                    ========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    NUMBER OF    NUMBER OF             ADDITIONAL    DEFERRED
                                                   OUTSTANDING    TREASURY    SHARE      PAID-IN    STOCK-BASED
                                                      SHARES       SHARES    CAPITAL     CAPITAL    COMPENSATION
                                                   -----------   ---------   -------   ----------   ------------
BALANCE AT DECEMBER 31, 2006                        20,653,826     898,500   $   614   $  133,119   $          -

Changes during 2007:
Exercise of employee options                           523,406           -        13        2,156              -
Employee stock-based compensation                            -           -         -        1,494              -
Issuance of shares (Note10(A))                       3,200,000           -        74       17,934              -
Other comprehensive income:
   Unrealized gain on marketable securities                  -           -         -            -              -
   Change in fair market value of hedging
      derivatives                                            -           -         -            -              -
Loss for the year                                            -           -         -            -              -
                                                   -----------   ---------   -------   ----------   ------------
Total comprehensive loss
BALANCE AT DECEMBER 31, 2007                        24,377,232     898,500   $   701   $  154,703   $          -
                                                   ===========   =========   =======   ==========   ============

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                     275,000           -         8            2              -
Employee stock-based compensation                            -           -         -        1,781              -
Exercise of warrants (Note 8)                          100,000           -         2           16              -
Expenses related to issuance of shares                       -           -         -           (2)             -
Other comprehensive income:
   Unrealized gain on marketable securities                  -           -         -            -              -
   Reclassification of fair value of derivatives
      Used in cash flow hedge                                -           -         -            -              -
Loss for the year                                            -           -         -            -              -
                                                   -----------   ---------   -------   ----------   ------------
Total comprehensive loss

BALANCE AT DECEMBER 31, 2008                        24,752,232     898,500   $   711   $  156,500   $          -
                                                   ===========   =========   =======   ==========   ============

                                                                  ACCUMULATED
                                                    TREASURY         OTHER                         TOTAL
                                                      STOCK      COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE
                                                    (AT COST)    INCOME (LOSS)     DEFICIT     INCOME (LOSS)     TOTAL
                                                   -----------   -------------   -----------   -------------   ---------
BALANCE AT DECEMBER 31, 2006                       $    (9,885)  $         (52)  $   (92,913)                  $  30,883

Changes during 2007:
Exercise of employee options                                 -               -             -               -       2,169
Employee stock-based compensation                            -               -             -               -       1,494
Issuance of shares (Note10(A))                               -               -             -               -      18,008
Other comprehensive income:
   Unrealized gain on marketable securities                  -              57             -              57          57
   Change in fair market value of hedging
      derivatives                                            -              43             -              43          43
Loss for the year                                            -               -       (24,323)        (24,323)    (24,323)
                                                   -----------   -------------   -----------   -------------   ---------
Total comprehensive loss                                                                       $     (24,223)
                                                                                               =============
BALANCE AT DECEMBER 31, 2007                       $    (9,885)  $          48   $  (117,236)                  $  28,331
                                                   ===========   =============   ===========                   =========

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                           -               -             -               -          10
Employee stock-based compensation                            -               -             -               -       1,781
Exercise of warrants (Note 8)                                -               -             -               -          18
Expenses related to issuance of shares                       -               -             -               -          (2)
Other comprehensive income:
   Unrealized gain on marketable securities                  -            (129)            -            (129)       (129)
   Reclassification of fair value of derivatives
      Used in cash flow hedge                                -             (43)            -             (43)        (43)
Loss for the year                                            -               -       (20,978)        (20,978)    (20,978)
                                                   -----------   -------------   -----------   -------------   ---------
Total comprehensive loss                                                                       $     (21,150)
                                                                                               =============

BALANCE AT DECEMBER 31, 2008                       $    (9,885)  $        (124)  $  (138,214)                  $   8,988
                                                   ===========   =============   ===========                   =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                       2 0 0 8      2 0 0 7      2 0 0 6
                                                                      ---------    ---------    ---------
                                                                                 (IN THOUSANDS)
                                                                      -----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                              $ (20,978)   $ (24,323)   $ (16,220)
Adjustments to reconcile net loss to net cash
   used in operating activities (Appendix)                               (2,169)       4,238        7,154
                                                                      ---------    ---------    ---------
NET CASH USED IN OPERATING ACTIVITIES                                   (23,147)     (20,085)      (9,066)
                                                                      ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits           -      (44,794)     (34,492)
Proceeds from maturity and sales of marketable debt securities and
   certificates of deposits                                              18,491       49,181       41,366
Proceeds from disposal of property and equipment                            128           12            -
Purchase of property and equipment                                         (793)      (1,975)      (1,245)
                                                                      ---------    ---------    ---------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                17,826        2,424        5,629
                                                                      ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                 8       20,177        1,078
Proceeds from issuance of warrants to issue shares                        1,838            -            -
Loan received, net of issuance costs                                      1,350            -            -
                                                                      ---------    ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 3,196       20,177        1,078
                                                                      =========    =========    =========

Increase (decrease) in cash and cash equivalents                         (2,125)       2,516       (2,359)
Cash and cash equivalents at beginning of year                            7,291        4,775        7,134
                                                                      ---------    ---------    ---------
Cash and cash equivalents at end of year                              $   5,166    $   7,291    $   4,775
                                                                      =========    =========    =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                       2 0 0 8      2 0 0 7      2 0 0 6
                                                                      ---------    ---------    ---------
                                                                                  (IN THOUSANDS)
                                                                      -----------------------------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING
   ACTIVITIES:

   Depreciation and amortization                                      $   1,397    $   1,302    $   1,591
   Amortization of marketable debt securities and deposit
      premium and accretion of discount                                     (36)          57          176
   Amortization of deferred charges and loan discount                       488            -            -
   Decrease in warrants to issue shares                                  (1,622)           -            -
   Increase (decrease) in accrued severance pay, net                       (311)         104          165
   Employee stock-based compensation                                      1,781        1,494        1,244
   Capital (gain) loss                                                       96           (4)           -

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
   Trade accounts receivable                                             (1,838)       1,348          855
   Other receivables and prepaid expenses                                 1,146       (1,674)       1,207
   Inventories                                                             (743)       1,406        1,079
Increase (decrease) in liabilities:
   Trade accounts payable                                                  (825)        (716)         641
   Other payables and accrued expenses                                   (1,702)         921          196
                                                                      ---------    ---------    ---------

                                                                      $  (2,169)   $   4,238    $   7,154
                                                                      =========    =========    =========

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

          GOING CONCERN-

          The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses of $138,214 from operations since its inception. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters include continued development, marketing and of its products as well as seeking additional financing arrangements. Although, management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient revenues from its products or financing on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          In the event that the Company does not generate revenues or raise sufficient additional funds by a public offering or a private placement, the Company will consider alternative financing options, if any, or be forced to scale down or perhaps even cease its operations.

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

               As of December 31, 2008 and 2007 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income
               (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2008 and 2007 no amounts for doubtful accounts were required.

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

          L.   NET LOSS PER ORDINARY SHARE

               Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 8,356,748, 204,399 and 355,708 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2008, 2007 and 2006, respectively due to the anti-dilutive effect.

          M.   STOCK-BASED COMPENSATION

               In January 2006, the Company initially adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), the Company's net loss for the year ended December 31, 2008, 2007 and 2006 includes $1,781, $1,494 and $1,238 of compensation expenses related to the Company's share-based compensation awards, respectively.

               For purposes of estimating fair value in accordance with SFAS No. 123(R), the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2008, 2007 and 2006 (all in weighted averages):

                                              2 0 0 8      2 0 0 7      2 0 0 6
                                             ---------    ---------    ---------

               Risk-free interest rate         2.25%        4.26%        4.69%
               Expected life (in years)         2.51         2.43         2.95
               Expected volatility (*)          38%          32%          42%
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

               The grant date fair value of the Restricted Stock Units (RSU), was determined using the closing price of the Company's stock at NASDAQ on the day of issuance.

          N.   CONCENTRATIONS OF CREDIT RISK

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

               (i) As of December 31, 2008 and 2007, the Company had cash and cash equivalents, short-term and long-term investments totaling $5,843 and $26,724, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly rated corporate bonds. Accordingly, limited credit risk exists with respect to this item.

               (ii) Most of the Company's revenues are generated in Asia, Europe and North America from a small number of customers (see Note
                    13). The Company generally does not require security from its customers.

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

               See Note 15 for disclosure of the derivative financial instruments in accordance with such pronouncements.

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

               In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." The FSP amends Statement 157 by incorporating "an example to illustrate key considerations in determining the fair value of a financial asset" in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

               The FSP's illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

                    o Objective of Fair Value - The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

                    o Distressed Transactions - "Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value." The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

                    o Relevance of Observable Data - Observable market data may require significant adjustment to meet the objective of fair value. "For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment." If the adjustment is significant, the measurement would be considered Level 3.

                    o The Company's Assumptions and Nonperformance and Liquidity Risks - The use of the Company's internal "assumptions about future cash flows and appropriately risk-adjusted discount rates" is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

                    o Third Party Pricing Quotes - Quotes and information obtained from brokers or pricing services "are not necessarily determinative if an active market does not exist for the financial asset" being measured. In addition, "an entity should place less reliance on quotes that do not reflect actual market transactions."

               The Company considered the guidance in this FSP in evaluating certain of its debt securities that are traded in inactive markets.

               In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The FASB believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. We do not expect that the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

               In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("APB 14-1"). APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. APB 14-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of APB 14-1 on its consolidated financial statements.

               In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. The Consensus was reached on the following three issues:

                    1. How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

                    2. How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.

                    3. How an issuer should account for market-based employee stock option valuation instruments.

               This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

               The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted. We do not expect that the adoption of EITF 07-5 to have a material impact on our consolidated financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3  - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

          A.   SHORT-TERM INVESTMENTS

               Comprised as follows:

                                                                        DECEMBER 31,
                              ----------------------------------------------------------------------------------------------
                                                 2 0 0 8                                          2 0 0 7
                              ----------------------------------------------   ---------------------------------------------
                              AMORTIZED   UNREALIZED   UNREALIZED    MARKET    AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                 COST       LOSSES       GAINS        VALUE      COST        LOSSES        GAINS      VALUE
                              ---------   ----------   ----------   --------   ---------   ----------   ----------  --------
AVAILABLE FOR SALE:

Corporate bonds               $       -   $        -   $        -   $      -   $  16,719   $       (6)  $       11  $ 16,724
Certificates of deposit               -            -            -          -         509            -            -       509
Auction Rate Securities
   (ARS) (*)                        801         (124)           -        677           -            -            -         -
                              ---------   ----------   ----------   --------   ---------   ----------   ----------  --------

Total available for sale:
   Marketable securities      $     801   $     (124)  $        -   $    677   $  17,228   $       (6)  $       11  $ 17,233
                              =========   ==========   ==========   ========   =========   ==========   ==========  ========

(*) The contractual maturities of the ARS are in 2027. However as of the date of the issuance of the financial statements all of the ARS's have been realized .

          B.   LONG-TERM INVESTMENTS

               Comprised as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                             2 0 0 8    2 0 0 7
                                                            --------   --------
                                                               (IN THOUSANDS)
                                                            -------------------
               Auction Rate Securities (ARS)                $      -   $  2,200
                                                            --------   --------
                                                            $      -   $  2,200
                                                            ========   ========

          The Company's financial income, net for the year ended December 31, 2008 and 2007 includes $15 and $0 of realized gains, respectively.

          As of December 31, 2008 and 2007 all the investments are classified in accordance with SFAS 115 as available-for-sale.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4  - INVENTORIES

               Comprised as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                             2 0 0 8    2 0 0 7
                                                            --------   --------
                                                               (IN THOUSANDS)
                                                            -------------------
               Raw materials and components                 $  1,630   $    517
               Work-in-process                                    23         11
               Finished products                                 855      1,237
                                                            --------   --------
                                                            $  2,508   $  1,765
                                                            ========   ========

               The balances are net of write-downs of $1,334 and $1,240 as of December 31, 2008 and 2007, respectively.

NOTE 5  - PROPERTY AND EQUIPMENT

               Comprised as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                             2 0 0 8    2 0 0 7
                                                            --------   --------
                                                               (IN THOUSANDS)
                                                            -------------------
               Cost:
                  Computers and equipment                   $ 13,201   $ 13,994
                  Furniture and fixtures                         571        610
                  Leasehold improvements                       1,363      1,389
                                                            --------   --------
                                                            $ 15,135   $ 15,993
                                                            ========   ========
               Accumulated depreciation and amortization:
                  Computers and equipment                   $ 10,578   $ 10,677
                  Furniture and fixtures                         223        275
                  Leasehold improvements                         996        859
                                                            --------   --------
                                                            $ 11,797   $ 11,811
                                                            ========   ========
               Property and equipment, net                  $  3,338   $  4,182
                                                            ========   ========

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

          The severance pay expenses for the years ended December 31, 2008, 2007 and 2006 were $1,058, $961, and $768, respectively.

          The Company has no liability for pension expenses to its employees.

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES

          A.   ROYALTIES

               (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of between 3% to 4.5%. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2008 was $27,051
                    The research and development grants are presented in the statements of operations as an offset to research and development expenses.
                    The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.
                    Royalty expenses to the Government of Israel for the years ended December 31, 2008, 2007 and 2006 were $218, $297 and
                    $436, respectively.

               (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2008, 2007 and 2006 were $113, $188 and $197, respectively.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          B.   LEASE COMMITMENTS

               (i) The premises of the Company in Israel are rented under an operating lease agreements expiring in September 2010, the premises of the Company in Taiwan is rented under an operating lease agreement expiring in July 2010.

                    Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2008, are as follows:

                    YEAR                                   $
                    ----                                 -----

                    2009                                 1,216
                    2010                                   891

                    The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel in the amount of $250. Total rent expenses for the years ended December 31, 2008, 2007 and 2006 were $1,451, $1,126 and $905, respectively.

               (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $43 as of December 31, 2008. Lease expenses for the years ended December 31, 2008, 2007 and 2006, were $1,147, $1,224 and
                    $1,066, respectively.

          C.   LEGAL CLAIM

               In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which were held in trust) in favor of the former employee. In addition, in January 2002, the Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          C.   LEGAL CLAIM (CONT.)

               In December 2003 the former employee filed a claim in the second phase of the arbitration (the "Second Arbitration") in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.
               Both parties have filed their pleadings, affidavits, and expert opinions, but the dates for cross-examination have not yet been scheduled.

               The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.

NOTE 8  - SHORT-TERM LOAN

               In September 2008, the Company entered into a short term secured loan agreement with an institutional investor. According to the loan agreement, the lender agreed to extend to the company a loan of $3,500 at the first stage ("First Loan") and, at the request of the Company, an additional loan of up to $4.500 ("Second Loan"). The key terms of the loan agreement are as follows:

                    o The outstanding principal amount (including of the Second Loan, if any) is due and payable in one payment 12 months after the first closing;
                    o The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at the Company's election, on a quarterly basis;
                    o The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a change of control; and
                    o The loan is secured by a first priority fixed charge on all of the Company's intellectual property and a first priority floating charge on all of its other assets.

               The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, the Company's ability to incur additional debt or sell the collateral, without the consent of the lender.

               In addition, in consideration for the First Loan, the Company issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, if any, the Company undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8  - SHORT-TERM LOAN (CONT.)

               Under the agreement, the Company received in September 2008 a loan in the amount of $3,500 ("First Loan") offset by issuance expenses in the amount of $313. The Company allocated the amount received between the loan and the warrants. In accordance with APB 14, the Company allocated to the warrants $1,838, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2008, the Company recorded $418 of financial expenses related to the amortization of the loan discount.

               In accordance with FAS 133, the warrants are recorded on the balance sheet as derivative liability and carried at fair value, due to the fact that in certain circumstances the warrants may be paid off in cash according to the lender's decision. Gains and losses resulting from changes in the fair values of the warrants are recorded in financial income, net on the consolidated statement of operations. For the year ended December 31, 2008, the Company recorded $1,622 of financial income related to the decrease in the fair value of these warrants.

               In November 2008, 100,000 warrants were exercised for 100,000 shares of common stock for a total of $1.

               The issuance of the Warrants contemplated in the Loan Agreement, triggered the adjustment of the exercise price of the warrants issued in August 2007 (see Note 10A). According to this adjustment the warrants issued originally with $8 per share, was adjusted to $6.5 per share according to the original terms of the warrants.

NOTE 9  - FAIR VALUE MEASUREMENTS

               The Company adopted the provisions of SFAS No. 157 effective January 1, 2008, concurrent with the adoption of FASB 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159).

               Fair values of the warrants were determined utilizing the income approach using the UV Bloomberg Merton formula

               For the Auction rate Securities - the market approach utilized using quoted prices from broker- dealers.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE9  -  FAIR VALUE MEASUREMENTS (CONT.)

               Recurring Fair Value Measurements Using the Indicated Inputs:

               Assets:

                                                                     SIGNIFICANT
                                                                        OTHER
                                                                      OBSERVABLE
                                                      DECEMBER 31,      INPUTS
                                                         2008         (LEVEL 2)
                                                      ------------   -----------

               Auction Rate Securities (ARS)          $        677   $       677
                                                      ------------   -----------
                                                      $        677   $       677
                                                      ============   ===========

               Liabilities:

                                                                     SIGNIFICANT
                                                                        OTHER
                                                                      OBSERVABLE
                                                      DECEMBER 31,      INPUTS
                                                          2008        (LEVEL 2)
                                                      ------------   -----------

               Warrants                               $        196   $       196
                                                      ------------   -----------
                                                      $        196   $       196
                                                      ============   ===========

NOTE 10 - SHARE CAPITAL

               In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the Over-the-counter market and were listed on the NASDAQ National Market, until March 13, 2009 upon which listing of the Company's securities was transferred to the NASDAQ Capital Market.

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

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

               In August 2007, the Company has entered into Purchase Agreements with institutional investors. Pursuant to the Purchase Agreements, the Company agreed to sell 3,200,000 ordinary shares at $6.00 per share. The purchasers also received five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share (subject to adjustments). The Company evaluated each component in the Purchase agreement to determine whether it should be classified as equity or liability. In accordance with SFAS No. 133, EITF 01-6 and EITF 00-19 all components (warrants and shares) were determined to be eligible for equity classification. As such the warrants were initially recorded in equity at their fair value at the date of issuance, with no subsequent remeasurement, with the remainder of the proceeds allocated to the shares. The fair value of the warrants amounted to $1,081.

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

               (ii) Pursuant to the Plans, as of December 31, 2008, an aggregate of 4,128,878 options of the Company are still available for future grants.

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

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               (iv) In October 2007, the Board of Directors of the Company
                    allowed the grant of Restricted Stock Units ("RSU") under each of the Company's Plans. RSU is a right to receive a share of the Company, under certain provisions, for a consideration of no more than the underlying share's nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company's ordinary share and the grantee shall pay to the Company its nominal value as a precondition to any receipt of such share. In 2007 and 2008 the Company granted 10,000 RSU and 293,500 RSU respectively.

               A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2008, 2007 and 2006 and changes during the years then ended are as follows:

                                       DECEMBER 31, 2008           DECEMBER 31, 2007            DECEMBER 31, 2006
                                   -------------------------   -------------------------    ------------------------
                                                   WEIGHTED                    WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE                     AVERAGE
                                                   EXERCISE                    EXERCISE                    EXERCISE
                                      SHARES         PRICE        SHARES         PRICE       SHARES          PRICE
                                   -----------    ----------   -----------    ----------   -----------    ----------
Options outstanding at
   beginning of year                 4,533,398    $     6.64     3,761,629    $     4.46     4,128,676    $     5.86
Granted during year                  2,111,582          2.25     1,608,100          6.66       440,200          5.50
Forfeited during year               (3,407,452)         5.11      (317,925)         5.54      (537,244)         6.28
Exercised during year                 (264,000)         0.03      (518,406)         4.13      (270,003)         3.68
                                   -----------                 -----------                 -----------

Outstanding at end of year           2,973,528          5.50     4,533,398          6.41     3,761,629          5.91
                                   ===========                 ===========                 ===========

Options exercisable at end
   of year                           2,176,676          6.22     2,344,223          6.64     2,319,364          6.50
                                   ===========                 ===========                 ===========

Weighted average fair value of
   options & RSU granted
   during year                     $      0.65                 $      1.85                 $      1.87
                                   ===========                 ===========                 ===========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2008:

                                OPTIONS & RSU OUTSTANDING                  OPTIONS EXERCISABLE
                      ---------------------------------------------    ---------------------------
                                            WEIGHTED
                          NUMBER             AVERAGE       WEIGHTED        NUMBER         WEIGHTED
                      OUTSTANDING AT        REMAINING      AVERAGE     EXERCISABLE AT     AVERAGE
                       DECEMBER 31,        CONTRACTUAL     EXERCISE     DECEMBER 31,      EXERCISE
EXERCISE PRICE             2008          LIFE (IN YEARS)    PRICE           2008           PRICE
--------------        --------------     --------------    --------    --------------     --------
$ 0.00 - 2.66                955,342          4.74           1.70             471,898       1.51
$ 2.76 - 3.28                 30,800          2.54           3.05              30,800       3.05
$ 3.39 - 4.00                129,020          1.60           3.90              77,078       3.97
$ 4.04 - 5.00                585,640          1.73           4.66             566,340       4.67
$ 5.04 - 7.00                430,950          1.83           5.96             307,184       5.94
$ 7.01 - 8.95                488,092          1.73           7.46             369,692       7.51
$9.00 - 22.06                353,684          1.51          14.67             353,684      14.67
                      --------------                                   --------------
                           2,973,528          2.69           5.50           2,176,676       6.22
                      ==============                                   ==============

          D.   OPTIONS ISSUED TO CONSULTANTS

               In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2008, 253,000 options have been granted (1,000 in 2008, 30,000 in 2007 and 6,000 in 2006) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.83 - $
               22.13 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.95%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to five years.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME

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

               (ii) "Approved Enterprise"

                    The production facilities of the Company have been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2008, the period of benefits had not yet commenced. Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 27% in 2008 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (26% in 2009).

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

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME (CONT.)

          B.   LOSSES FROM CONTINUING OPERATIONS

                                                        YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                  2 0 0 8        2 0 0 7        2 0 0 6
                                                ----------     ----------     ----------
                                                             (IN THOUSANDS)
                                                ----------------------------------------
Israeli company                                 $  (21,072)    $  (24,512)    $  (16,310)
U.S. subsidiary                                         94            189             90
                                                ----------     ----------     ----------
                                                $  (20,978)    $  (24,323)    $  (16,220)
                                                ==========     ==========     ==========

          C.   RECONCILIATION OF INCOME TAXES

               The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                                        YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                  2 0 0 8        2 0 0 7        2 0 0 6
                                                ----------     ----------     ----------
                                                             (IN THOUSANDS)
                                                ----------------------------------------
Net loss as reported in the
   consolidated statements of operations        $  (20,978)    $  (24,323)    $  (16,220)
Statutory tax rate                                      27%            29%            31%
Income Tax under statutory tax rate             $   (5,664)    $   (7,054)    $   (5,028)

Tax benefit arising from the Approved
   Enterprise                                        4,847          6,128          4,160
Increase in valuation allowance                        972            459          1,401
Permanent differences, net                            (155)           467           (533)
                                                ----------     ----------     ----------

Actual income tax                               $        -     $        -     $        -
                                                ==========     ==========     ==========

          D.   DEFERRED TAXES

               The main components of the Company's deferred tax assets are as follows:

                                                                     DECEMBER 31,
                                                               -------------------------
                                                                 2 0 0 8        2 0 0 7
                                                               ----------     ----------
                                                                    (IN THOUSANDS)
                                                               -------------------------
Net operating loss carry forwards in Israel                    $    6,698     $    5,702
Net operating loss carry forwards of non-Israeli subsidiary         1,176          1,200
Other allowances                                                      767            767
                                                               ----------     ----------
   Total gross deferred tax assets                                  8,641          7,669
Less - Valuation allowance                                          8,641          7,669
                                                               ----------     ----------
   Total deferred tax asset                                    $        -     $        -
                                                               ==========     ==========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME (CONT.)

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

               Tax loss carryforwards of the Company totaling $167,448 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

               Tax loss carryforwards of a U.S. subsidiary totaling $3,459 expire between 2017 and 2022.

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

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION

          A.   OTHER RECEIVABLES

               Comprised as follows:

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2 0 0 8    2 0 0 7
                                                             --------   --------
                                                               (IN THOUSANDS)
                                                             -------------------

          Research and development participation
             from the Government of Israel                   $  1,437   $  1,950
          Interest receivable on long- term investments             -          7
          Loan to former employee (*)                              45        132
          Others                                                   47        195
                                                             --------   --------
                                                             $  1,529   $  2,284
                                                             ========   ========

               (*) Interest bearing loan granted to former employee under arbitration proceedings between the Company and the former employee. For further details see Note 7C.

          B.   OTHER PAYABLES AND ACCRUED EXPENSES

               Comprised as follows:

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2 0 0 8    2 0 0 7
                                                             --------   --------
                                                               (IN THOUSANDS)
                                                             -------------------

          Payroll and related amounts                        $  1,147   $  3,055
          Accrued expenses                                      1,046      1,409
          Royalties to the Government of Israel                   115        118
          Others                                                  949        397
                                                             --------   --------
                                                             $  3,257   $  4,979
                                                             ========   ========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

          A.   GEOGRAPHIC INFORMATION

               The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

                                                   YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
                                                        (IN THOUSANDS)
                                             --------------------------------------
REVENUES:
Korea                                        $      542    $    1,051    $    4,070
Israel                                            1,554         2,023         2,185
United States                                        75         2,284         1,517
Other foreign countries (mainly European)         4,991         4,808         6,704
                                             ----------    ----------    ----------
                                             $    7,162    $   10,166    $   14,476
                                             ==========    ==========    ==========

                                                           DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
                                                         (IN THOUSANDS)
                                             --------------------------------------
LONG-LIVED ASSETS:
Israel                                       $    2,895    $    3,279    $    3,203
Taiwan                                              443           583             -
United States                                         -           320           314
                                             ----------    ----------    ----------
                                             $    3,338    $    4,182    $    3,517
                                             ==========    ==========    ==========

          B.   SALES TO MAJOR CUSTOMERS

               The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                                     YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
Customer A                                       16%           (*)           (*)
Customer B                                       31%           17%           13%
Customer C                                       16%           19%           14%
Customer D                                       (*)           (*)           13%
Customer E                                       (*)           13%           12%
Customer F                                       (*)           20%           (*)

               (*) Less than 10%.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (CONT)

          C.   COST OF REVENUES:

                                                     YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
                                                         (IN THOUSANDS)
                                             --------------------------------------
Materials and production expenses            $    1,975    $    3,004    $    6,906
Salaries, wages and employee benefits               348           440           294
Depreciation and amortization                        28            43           176
Other manufacturing costs                           243           320           448
                                             ----------    ----------    ----------
                                                  2,594         3,807         7,824
Decrease (increase) in finished
   products and work-in-process                     370           929          (753)
                                             ----------    ----------    ----------
                                                  2,964         4,736         7,071
Royalties to the Government of Israel               218           297           436
                                             ----------    ----------    ----------
                                             $    3,182    $    5,033    $    7,507
                                             ==========    ==========    ==========

NOTE 14 - RELATED PARTIES

          Payroll and related amounts to related parties in 2008, 2007 and 2006 were $251, $253 and $246, respectively.

NOTE 15 - DERIVATIES FINANCIAL INSTRUMENTS

          In 2007, the Company entered into currency-forward and zero cost Collar transactions (NIS/dollar) of $5,000 with settlement date through 2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5,000. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match and as such recorded in 2007 $43 as change in fair market value of hedging activities in "Other Comprehensive Income" relating to the unsettled transactions as of December 31, 2007. In 2008 the Company settled all the hedging transactions and reclassified it from "Other Comprehensive Income" to earnings concurrent with the effect of the hedged transaction on earning.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 16 - SUBSEQUENT EVENTS

          On September 9, 2008 the Company has entered into a short term secured loan agreement with an institutional investor. For further details on the secured loan agreement see Note 8.

          In January 2, 2009 the company received half of the Second Loan (as defined in Note 8.) at the amount of $2,250. Concurrently with the draw down of the $2,250, the Company and the lender entered into an amendment to the loan agreement, whereby the company shall receive the loan of $4,500 contemplated in the original loan agreement to be provided in one tranche, in two tranches of $2,250 each - the first partial tranche which was provided immediately as set forth above, and a second tranche which shall be provided at the request of the Company, within 60 days following the completion of certain terms and conditions which must occur on or before June 30, 2009.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                         METALINK LTD.


                                                         By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer
Date: June 29, 2008