Form 20-F
period 2009-12-31
METALINK LTD
filed 2010-06-30
CIK 1098462

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

           ATTN: ERAN VITAL, TEL: +972-9-9605407 FAX: +972-9-9605737,
                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
              (Name, Telephone, E-mail and/or Facsimile number and
                       Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
----------------------------------     -----------------------------------------
ORDINARY SHARES, NIS 1.0 PAR VALUE                NASDAQ CAPITAL MARKET
           PER SHARE*

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

            25,738,732 ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE*

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

                               [X] Yes     [_] No

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

o "NASDAQ" are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

o "SENIOR LOAN" are to the senior secured loan we borrowed from an institutional investor, or the Senior Lender, pursuant to a Loan Agreement, dated September 8, 2008, as amended on December 31, 2008, September 6, 2009 and December 30, 2009;

o "HT-WLAN" are to WLANPLUS(TM)products, a high-throughput wireless local area network based on the 802.11n standard draft 2.0;

o "LANTIQ" are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG. Lantiq is a newly-formed fabless semiconductor company funded by Golden Gate Capital;

o "LANTIQ TRANSACTION" are to the transactions consummated pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among Metalink, Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.

                              *REVERSE SHARE SPLIT

       On February 22, 2010, we effected a one-for-ten reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 1.0 per share. Unless otherwise indicated, all ordinary share, option and per share figures in this annual report are presented in pre-split values and do not give retroactive effect to the share split.

                                   TRADEMARKS

     We use "NML(TM)", "VDSLPLUS(TM)", "Total-VDSL(TM)" and "MIMODSL(TM)" as our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

                           INCORPORATION BY REFERENCE

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

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, prospects and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including our absence of significant operations following the Lantiq Transaction and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; the fact that our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company; changes in general economic and business conditions; any unforeseen developmental or technological difficulties with regard to our products; changes in currency exchange rates and interest rates; as well as the other risks discussed in "Item 3--Key Information--Risk Factors" and elsewhere in this annual report.

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

                               TABLE OF CONTENTS

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................1

ITEM 3.   KEY INFORMATION......................................................2

ITEM 4.   INFORMATION ON THE COMPANY..........................................13

ITEM 4A.  UNRESOLVED STAFF COMMENTS ..........................................26

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................27

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................44

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................56

ITEM 8.   FINANCIAL INFORMATION...............................................59

ITEM 9.   THE OFFER AND LISTING...............................................65

ITEM 10.  ADDITIONAL INFORMATION..............................................67

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........89

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............90

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................90

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.................................................90

ITEM 15.  CONTROLS AND PROCEDURES.............................................90

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................92

ITEM 16B. CODE OF ETHICS......................................................92

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................92

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES..............92

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
          AFFILIATED PURCHASERS...............................................92

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT........................93

ITEM 16G. CORPORATE GOVERNANCE................................................93

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS................................................94

ITEM 18.  FINANCIAL STATEMENTS................................................94

ITEM 19.  EXHIBITS............................................................95

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

       We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP.

       The following selected data is derived from our audited consolidated financial statements included elsewhere in this annual report:

      o consolidated statement of income data for the years ended December 31, 2007, 2008 and 2009; and

      o     consolidated balance sheet data as of December 31, 2008 and 2009.

       The following selected data is derived from our audited consolidated financial statements that are not included in this annual report:

      o consolidated statement of income data for the years ended December 31, 2005 and 2006; and

      o consolidated balance sheet data as of December 31, 2005, 2006 and 2007.

       YOU SHOULD READ THE SELECTED CONSOLIDATED FINANCIAL DATA TOGETHER WITH
ITEM 5 OF THIS ANNUAL REPORT ENTITLED "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS ANNUAL REPORT. SEE ALSO
NOTE 2 TO OUR CONSOLIDATED FINANCIAL STATEMENTS FOR AN EXPLANATION OF THE NUMBER OF SHARES USED IN COMPUTING PER SHARE DATA.

        ON FEBRUARY 15, 2010, WE HAVE COMPLETED THE SALE OF OUR WLAN BUSINESS TO LANTIQ PURSUANT TO AN ASSET PURCHASE AGREEMENT, WHICH IS DESCRIBED BELOW UNDER
ITEM 10.C "ADDITIONAL INFORMATION--MATERIAL AGREEMENTS." AS THE SALE WAS CONSUMMATED ON FEBRUARY 15, 2010, THE DATA PRESENTED BELOW AND IN OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT DO NOT REFLECT THE RESULTS OF SUCH SALE, INCLUDING THE RECEIPT OF THE CONSIDERATION OR THE DISCONTINUATION OF OUR OPERATIONS IN THE WLAN BUSINESS, AND ARE NOT OTHERWISE INDICATIVE OF OUR FUTURE OPERATING RESULTS OR FINANCIAL POSITION. SUCH CHANGES WILL ONLY BE REFLECTED IN OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. YOU ARE ENCOURAGED TO READ THE UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 INCLUDED ELSEWHERE IN THIS ANNUAL REPORT, WHICH REFLECT THE HISTORICAL RESULTS OF METALINK, AS ADJUSTED TO GIVE EFFECT TO THE DISPOSITION OF THE WLAN BUSINESS TO LANTIQ.

                                                                       YEAR ENDED DECEMBER 31, 2009*
                                              2005                2006             2007              2008               2009
                                            ---------          ---------         ---------         ---------         ---------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF
OPERATIONS DATA:
Revenues                                    $  14,529          $  14,476         $  10,166         $   7,162         $   4,916
Cost of revenues:
Costs and expenses                              6,938              7,071             4,736             2,964             3,174
Royalties to the
Government of
Israel                                            392                436               297               218               160
                                            ---------          ---------         ---------         ---------         ---------
Total cost of
revenues                                        7,330              7,507             5,033             3,182             3,334
                                            ---------          ---------         ---------         ---------         ---------
Gross profit                                    7,199              6,969             5,133             3,980             1,582
Operating expenses:
Gross research and
development                                    20,117             20,498            25,474            22,516             9,627
Royalty bearing and
other grants                                    3,477              2,882             2,598             3,068             1,898
                                            ---------          ---------         ---------         ---------         ---------
Research and
development, net                               16,640             17,616            22,876            19,448             7,729
Sales and marketing                             5,765              4,892             5,427             4,502             1,397
General and
administrative                                  2,254              1,985             2,451             2,647             2,416
Non-cash
compensation                                       17                 --                --                --                --
                                            ---------          ---------         ---------         ---------         ---------
Total operating
expenses                                       24,676             24,493            30,754            26,597            11,542
                                            ---------          ---------         ---------         ---------         ---------
Operating loss                                (17,477)           (17,524)          (25,621)          (22,617)           (9,960)
Financial income,
net:                                            1,189              1,304             1,298             1,639            (3,494)
                                            ---------          ---------         ---------         ---------         ---------
Net loss                                    $ (16,288)         $ (16,220)        $ (24,323)        $ (20,978)        $ (13,454)
                                            =========          =========         =========         =========         =========
Loss per ordinary
share:
Basic                                       $    (8.4)         $    (8.3)        $   (11.4)        $    (8.9)        $    (5.4)
                                            =========          =========         =========         =========         =========
Diluted                                     $    (8.4)         $    (8.3)        $   (11.4)        $    (8.9)        $    (5.4)
                                            =========          =========         =========         =========         =========
Shares used in
computing loss
per ordinary share:
Basic                                       1,935,062          1,962,531         2,131,926         2,356,971         2,482,863
                                            =========          =========         =========         =========         =========
Diluted                                     1,935,062          1,962,531         2,131,926         2,356,971         2,482,863
                                            =========          =========         =========         =========         =========

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

CONSOLIDATED BALANCE SHEET DATA:

                                                                                    AS OF DECEMBER 31,
                                                          2005             2006             2007            2008             2009
                                                        -------          -------          -------          -------         -------
                                                                                       (IN THOUSANDS)
     Cash and cash
      equivalents                                       $ 7,134          $ 4,775          $ 7,291          $ 5,166         $ 2,273
     Short-term investments                              20,142           18,317           17,233              677              --
     Long-term investments                               10,589            5,520            2,200               --              --
     Working capital                                     31,098           22,956           23,163            6,553          (4,678)
     Total assets                                        52,853           40,286           38,622           17,379           7,866

     Shareholders' equity                                44,605           30,883           28,331            8,988          (3,102)

UNAUDITED PRO-FORMA SELECTED DATA*

                                                AS OF  DECEMBER 31, 2009
                                                       ---------

STATEMENT OF OPERATIONS DATA:
Revenues                                               $   3,288
Cost of revenues:
Costs and expenses                                         1,028
Royalties to the Government of Israel                         97
                                                       ---------
Total cost of revenues                                     1,125
                                                       ---------
Gross profit                                               2,163
Operating expenses:
Gross research and development                                --

Royalty bearing and other grants                              --
                                                       ---------
Research and development, net                                 --
                                                       ---------
Sales and marketing                                           --

General and administrative                                 2,322
                                                       ---------
Total operating expenses                                   2,322
                                                       ---------
Operating loss                                              (159)
                                                       ---------
Financial income, net:                                    (3,494)
                                                       ---------
Net loss                                               $  (3,653)
                                                       =========
Loss per ordinary share:
Basic                                                  $   (1.47)
                                                       =========
Diluted                                                $   (1.47)
                                                       =========
Shares used in computing loss
per ordinary share:                                    2,482,863
                                                       =========
Basic                                                  2,482,863
                                                       =========

                                                AS OF  DECEMBER 31, 2009
                                                       ---------

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                               $ 7,973
Working capital                                           3,543
Total assets                                             11,964
Shareholders' equity                                      3,341

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

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

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE HAVE SOLD OUR PRINCIPAL OPERATING BUSINESS AND CURRENTLY CONDUCT ONLY LIMITED BUSINESS ACTIVITIES.

       We sold our WLAN business to Lantiq in February 2010. Since then, we hold substantially all of our assets in cash and cash equivalents and we currently conduct only limited business activities related to our remaining digital subscriber line, or DSL business. Our plan of operation is (1) to continue the marketing of our DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates. Other than activities relating to attempting to locate such opportunities and activities relating to our DSL business and the investment of our funds in short and long-term investments, we do not currently conduct any operations.

WE MAY NOT BE SUCCESSFUL IN IDENTIFYING AND EVALUATING SUITABLE BUSINESS OPPORTUNITIES OR TO OTHERWISE EXECUTE OUR PLAN OF OPERATIONS.

       There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations. While we are actively exploring strategic transactions and opportunities, we have not identified any particular opportunities. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a strategic transaction that will not necessarily provide us or our shareholders with significant financial benefits in the short or long term. In the event that we complete a business combination with an operating company, the success of our operations will be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all, or that we will otherwise be successful in executing our plan of operations. In addition, if we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing because a business combination normally will involve the issuance of a significant number of additional Metalink shares and may require us to raise funds through a public or private financing.

WE HAVE A HISTORY OF OPERATING LOSSES.

       We have incurred significant operating losses since our inception, and we may not achieve operating profitability in the foreseeable future. We reported operating losses of approximately $25.6 million for the year ended December 31, 2007, $22.6 million for the year ended December 31, 2008, and $10.0 million for the year ended December 31, 2009. As of December 31, 2009, our accumulated deficit was approximately $151.7 million. We reported revenues of approximately $4.9 million for the year ended December 31, 2009, compared to $7.2 million for the year ended December 31, 2008. Our revenues may not grow and are likely to decline in the foreseeable future. Even if we achieve and are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit. This is likely to have an adverse impact on the value of our stock.

WE ARE NOT LIKELY TO GENERATE SIGNIFICANT REVENUES FROM OUR DSL BUSINESS.

     In early 2008, we issued an "end-of-life" notice to our customers, according to which we are discontinuing the production of the majority of our digital subscriber line, or DSL, components. Consequently, we have not allocated any research and development resources for DSL chipsets and have significantly reduced the scope of these operations. As such, future realization of revenues from our current remaining DSL activities may be impaired by the introduction of newer solutions by our competitors and the obsolescence of our proposed solutions. We expect that in the foreseeable future our revenues will be reduced as sales of our DSL chipsets decline .

OUR FUTURE REVENUES ARE PRIMARILY DEPENDENT ON THE ABILITY OF LANTIQ TO SUCCESSFULLY SELL OUR HT-WLAN PRODUCTS.

       As part of the Lantiq Transaction, we are entitled to earn-out payments of up to an aggregate $8.0 million, contingent upon the acquired WLAN business's achievement of specified performance targets through March 2012. The achievement of these specified performance targets is primarily related to the ability of Lantiq to successfully sell our HT-WLAN products, which, in turn, is dependent, among others, on the development of the HT-WLAN market, including the willingness of end-customer telecommunications service providers to deploy 802.11n standard based products that include WLAN chipsets and the timing of the deployment.

WE ARE EXPOSED TO POTENTIAL LIABILITIES IN CONNECTION WITH THE LANTIQ
TRANSACTION.

       As part of the Lantiq Transaction, we have agreed to indemnify Lantiq for several matters, including with respect to liabilities of the WLAN business that were not assumed by Lantiq and breaches of the asset purchase agreement entered between us, including in the case of breaches of representations and warranties made by us in the asset purchase agreement. A claim against us could result in substantial cost, which would have a negative impact on our financial condition. In addition, we have generated a significant amount of income from this transaction. Based on our assessment, we believe that we are in compliance with all taxes due in relation with this transaction. The various tax authorities may not agree with our view and any such disagreement or a subsequent tax dispute could result in tax liabilities in amounts which we currently cannot estimate.

PRODUCTS SOLD BY US MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Third parties may assert against us infringement claims or claims that WLAN and DSL products sold by us in the past, as well as prouducts sold under our current remaining DSL activities, have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. In such event, we may also be exposed to an indemnity claim by Lantiq in accordance with the asset purchase agreement, as described elsewhere in this annual report.

We have received from time to time in the past, and may receive in the future, written notices and offers from research institutions, intellectual property holding firms and others claiming to have patent rights in certain technology and inviting us to license this technology and related patent rights for use in our products and methods or otherwise claiming that our products infringe on the intellectual property rights of others. For example, we have recently received a notice that one of our WLAN chipsets may be infringing the patent rights of a third party and, to our knowledge, such third party is in the process of submiting lawsuits against various other participants in the WLAN market. While, to date, none of these notices has resulted in litigation against us, we cannot assure you that any of these or other third-parties will not pursue litigation or assert their patent and other intellectual property rights against us in the future. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could result in. among others, costly litigation; divert management's attention and resources; and require us to enter into royalty or licensing agreements and/or indemnify third parties. In particular, we have certain indemnification obligations to customers, as well as to Lantiq (see above), with respect to infringement of third-party patents and intellectual property rights by our products and underlying technology. We cannot assure you that our potential obligations to indemnify such third parties will not harm us, our business or our financial condition and results of operations. The results of any litigation are inherently uncertain and any infringement claim or litigation against us, whether with or without merit, could result in the expenditure of significant financial and managerial resources.

WE ARE EXPOSED TO VARIOUS OTHER RISKS IN CONNECTION WITH THE OPERATION OF OUR REMAINING DSL BUSINESS.

       While we expect that in the foreseeable future our revenues will be reduced as sales of our DSL chipsets decline, we are exposed to various risks in connection with the operation of our remaining DSL business, including due to the following:

    o We currently rely on a single subcontractor for the manufacture of our current remaining DSL chipests and on a limited number of subcontractors for the assembly of finished chips and other related services. These subcontractors currently have limited manufacturing capacity, which may not be made available to us on a timely basis, or at all;

    o We currently obtain key components from a single supplier or from a limited number of suppliers and we generally do not have long-term supply contracts with our suppliers;

    o We may experience delays in the delivery of components from our suppliers. Due to the discontinuation of the production of the majority of our DSL components and our expectation that any purchase orders placed with us, will be limited in scale, our subcontract manufacturers may allocate available capacity to other customers, including customers that are larger or have long-term supply contracts in place;

    o If our products fail to comply with European or other directives relating to the sale of electrical and electronic equipment, we could be subject to penalties and sanctions that could materially adversely affect our business;

    o Because competition in the market for our DSL chipsets and alternative products is intense, we may not be able to effectively compete with other suppliers in our market; and

    o Because we operate in international markets, we are subject to risks which often characterize international markets, including multiple, conflicting and changing laws and regulations; economic and political instability; and fluctuations in exchange rates.


WE ARE DEPENDENT ON TZVI SHUKHMAN, OUR CHIEF EXECUTIVE OFFICER, THE LOSS OF WHOM WOULD NEGATIVELY AFFECT OUR BUSINESS.

We believe our future success will depend in large part on the continued services of Tzvi Shukhman, our chief executive officer. Mr. Shukhman has not entered into an employment contract with us. We do not carry a life insurance on Mr.Shukhman. Any loss of the services of Tzvi Shukhman, could negatively affect our business.

                  RISK FACTORS RELATING TO OUR ORDINARY SHARES

WE MAY NOT SATISFY THE NASDAQ CAPITAL MARKET'S REQUIREMENTS FOR CONTINUED LISTING. IF WE CANNOT SATISFY THESE REQUIREMENTS, NASDAQ COULD DELIST OUR ORDINARY SHARES.

       Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol MTLK. To continue to be listed on the NASDAQ, we will need to satisfy a number of conditions. For example, since late 2008 and through February 2010, we were not in compliance with NASDAQ's minimum bid price requirement of $1.00 per share, which eventually led us to effect a reverse share split of our ordinary shares.

       We cannot assure you that we will be able to continue to be in compliance with the minimum bid requirment, or continue to meet the other continued listing requirements of NASDAQ in the future. In particular, NASDAQ has, from time to time, issued delisting notices to issuers that it believed to no longer have an operating business or are otherwise considered a "public shell" based on certain NASDAQ rules that generally provide NASDAQ with a discretionary authority listing even though the securities meet all enumerated criteria for continued inclusion in NASDAQ.

     If we are delisted from NASDAQ, trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. If we are delisted from NASDAQ, our shares will cease to qualify for the mark-to-market election under the PFIC rules. See "Item 10E, Taxation--United States Federal Income Tax Considerations--Passive Foreign Investment Company Considerations."

       In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a "penny stock" under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

A MAJORITY OF OUR OUTSTANDING SHARES ARE HELD BY TWO INDIVIDUALS, WHO EXERT SIGNIFICANT CONTROL OVER THE COMPANY'S DIRECTION. IN ADDITION, SUBSTANTIAL FUTURE SALES OF OUR ORDINARY SHARES MAY DEPRESS OUR SHARE PRICE.

       As of June 24, 2010, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, held an aggregate of 10,685,654 of ordinary shares (or 1,068,566 shares after the reverse share split effected February 22, 2010), representing 39.71% of our outstanding shares. Mr. Shukhman is also our chief executive officer, and Mr. Rozenberg is also the Chairman of our Board of Directors. As a result, if these shareholders vote together, they could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

       In addition, if these shareholders sell substantial amounts of our ordinary shares, or if the perception exists that they may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

       As more fully described in Item 10 - "Additional Information - Taxation" under the caption "PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS," there is a high likelihood that we will be properly classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2010. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corpoate level test to be a PFIC during the years 2002 and 2003 but not in the years 2004-2009. Our ordinary shares will be shares in a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

                    RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL AFFECT OUR RESULTS OF OPERATIONS AND MAY LIMIT OUR ABILITY TO PERSUE OUR STRATEGIC ALTERNATIVES.

       We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel's relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of our remaining DSL business could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

       In 2007, we entered into certain currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. In 2008 the Company settled all hedging transactions and did not resume any such transactions during 2009. We may however enter into additionl currency hedging transactions in the future. These measures, however, may not adequately protect us from serious harm due to the impact of inflation in Israel.

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

SINCE WE RECEIVED GOVERNMENT GRANTS FOR RESEARCH AND DEVELOPMENT EXPENDITURES, WE ARE SUBJECT TO ONGOING RESTRICTIONS AND CONDITIONS, INCLUDING RESTRICTIONS ON OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL.

       We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel and we may to apply for additional grants in the future. To maintain our eligibility for these grants we must continue to meet several conditions under the grant programs, including paying royalties with respect to the grants received. If we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to refund any payments previously received, together with interest and penalties.

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

       In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the NASDAQ Global Market under the symbol "MTLK". In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares and, in December 2000, our ordinary shares commenced trading also on the TASE.

RECENT MAJOR BUSINESS DEVELOPMENTS

       On January 5, 2010, we entered into an Asset Purchase Agreement with Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG (together, "Lantiq") for the sale of the assets of, and certain specified liabilities related to, our wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital, in consideration for a total purchase price of up to $16.9 million in cash. On February 15, 2010 we completed the transaction. As part of the transaction, we entered into several additional agreements with Lantiq whereby, among other things, we agreed to provide Lantiq certain consulting services and Lantiq agreed to provide us with certain transition services for a limited period following the closing. FOR ADDITIONAL DETAILS ABOUT THE LANTIQ TRANSACTION, SEE BELOW UNDER ITEM 10.C "ADDITIONAL INFORMATION--MATERIAL AGREEMENTS."

       On September 8, 2008, we entered into a loan agreement with the Senior Lender, whereby the Senior Lender extended us a senior secured loan of up to $8.0 million, $3.5 million of which were drawn on September 9, 2008, and $2.25 million were drawn on January 2, 2009 as part of an amendment to the loan agreement. On September 6, 2009, we entered into a second amendment to the Loan Agreement, whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the such amendment, we repaid the Senior Lender $2.0 million out of the outstanding $5.75 million. On December 30, 2009, we entered into a third amendment to the Loan Agreement, whereby a repayment of $4,312,500 originally due upon the closing of the Lantiq Transaction would be reduced to $4,100,000 and repaid in four installments: $3,750,000, which was paid at the closing of the Lantiq Transaction, and the remainder in three installments by March 31, 2011. FOR ADDITIONAL DETAILS ABOUT THE LOAN AGREEMENT, SEE BELOW UNDER
ITEM 10.C "ADDITIONAL INFORMATION--MATERIAL AGREEMENTS."

       On November 30, 2009, NASDAQ staff informed us that our securities will be delisted from Nasdaq as we have failed to meet the Nasdaq $1.00 minimum bid price requirement and minimum shareholders' equity requirement of $2.5 million

       On February 22, 2010 we effected a one-for-ten reverse split of the Company's outstanding ordinary shares that was designed to assist us in regaining compliance with the $1.00 minimum bid price requirement. After the reverse split, the number of the Company's authorized Ordinary Shares was decreased from 50 million to 5 million and the par value per Ordinary Share was increased from NIS 0.1 to NIS 1.0.

       On March 8, 2010, following the aforesaid reverse share split and the increase in our shareholders' equity that occurred as a result of the closing of the Lantiq Transaction, NASDAQ staff informed us that we have regained compliance with the minimum bid price requirement and the minimum shareholders' equity requirement. Accordingly, the staff determined to continue the listing of our securities on The Nasdaq Stock Market.

       On March 11, 2010, we voluntary delisted our ordinary shares from trading on the Tel Aviv Stock Exchange (TASE), which delisting became effective on June 14, 2010.

PRINCIPAL CAPITAL EXPENDITURE AND DIVESTITURES

       Capital expenditures were $15,000 for the year ended December 31, 2009, $793,000 for the year ended December 31, 2008, and $1,975,000 for the year ended December 31, 2007. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

       During 2007, 2008 and 2009, we did not make any significant divestitures. In early 2008, we issued "end of life" notices to our DSL customers regarding most of our DSL products and, as described elsewhere in this annual report, we sold our WLAN business to Lantiq in February 2010.

B.    BUSINESS OVERVIEW

                                EXPLANATORY NOTE

     Upon the sale of our WLAN business to Lantiq in February 2010, we ceased substantially all of the operations of our business as conducted prior thereto. Since then, our plan of operation is (1) to continue the marketing of our digital subscriber line, or DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates. In addition, as a result of the Lantiq Transaction, the results of operations of the WLAN business in future periods will be reported as discontinued operations and the consolidated results from continuing operations will no longer include revenues and expenses attributable to such business. Nevertheless, since the operations of the WLAN business comprised one of our principal activities in the past years, we have divided this Item 4 into the following two primary sections (1) DSL Business - Continued Operations, and (2) Sale of WLAN Business to Lantiq.

                      DSL BUSINESS - CONTINUED OPERATIONS

GENERAL

       We sell DSL chipsets used by manufacturers of telecommunications equipment. Our DSL chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems. Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We have sold over fifteen million of our chips to OEMs that incorporate our chips into their own products. These OEMs have sold products containing our chipsets to telecommunications service providers throughout the world.

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

       In early 2008, we issued "end of life" notices to our DSL customers regarding most of our DSL products and we are not currently engaged in development of any DSL chipsets.

       The following is a table of our proprietary DSL chips which form the chipsets offered by us to our customers:

--------         ----------------------------------------------------------------------------   -------------  -----------
                                                                                                                MAXIMUM
                                                                                                              TRANSMISSION
                                                                                                  SAMPLING       RATES
CHIPS                                  FUNCTION                                                     DATE         (MBPS)
--------         ----------------------------------------------------------------------------   -------------  -----------
MtS 870          Octal SHDSL transceiver/framer                                                     4Q00          4.640
MtS 170          Single SHDSL transceiver frame                                                     1Q01          4.640
MtS 140          Single SHDSL AFE                                                                   4Q00          4.640
MtS 142          Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.                          2Q01          4.640
--------         ----------------------------------------------------------------------------   -------------  -----------
MtS 180          SHDSL / HDSL2 / HDSL4 system on a chip for T1/E1/TDM transport applications        1Q02          4.640
MtS 172          SDSL / SHDSL / HDSL2 / HDSL4 transceiver with integrated T1/E1 framer.             2Q02          4.640
--------         ----------------------------------------------------------------------------   -------------  -----------
MtV 9370         Dual VDSL transceiver/framer for 3-band applications                               3Q01             52

MtV 9141         VDSL AFE for 2,3 and 4-band applications                                           4Q01             52
--------         ----------------------------------------------------------------------------   -------------  -----------
MtV 9172         Single trunk 2/3/4-band VDSL transceiver with integrated MAC for
                 Ethernet & ATM applications (ONU & NT)                                             4Q02             60
MtV 9470         Quad 2/3/4-band VDSL transceiver for Ethernet applications (ONU)                   4Q02             60
--------         ----------------------------------------------------------------------------   -------------  -----------
MtV 9473         Quad 2/3/4/5-band VDSL transceiver for Ethernet applications (ONU)                 1Q04            100
MtV 9273         Single trunk 2/3/4/5/6-band VDSL transceiver with integrated MAC
                 for Ethernet & ATM applications (ONU & NT)                                         1Q04            100

MtV 9143         VDSL AFE for 2,3,4, 5 and 6-band applications                                      1Q04            100

MtV 9120         VDSL Line Driver for 2,3,4,5 and 6-band applications                               1Q04            100
--------         ----------------------------------------------------------------------------   -------------  -----------

       The following table enumerates our product applications:

------------------------------------------------- ------------- --------------------------------------
        CHIP SET APPLICATIONS                       PRODUCTS             CONFIGURATION
------------------------------------------------- ------------- --------------------------------------
Octal G.shdsl SHDSL CO application                   MtS870     Each chip set consists of one octal
                                                     MtS140     DSP / framer and eight AFE chips.
                                                      OR
                                                     MtS142     DSP / framer and eight AFE chips.
------------------------------------------------- ------------- --------------------------------------
G.shdsl SHDSL CPE application                        MtS170     Each chip-set consist of a single DSP
                                                     MtS140     / framer chip and a single AFE chip.
                                                     OR
                                                     MtS142     / framer chip and a single AFE chip.
------------------------------------------------- ------------- --------------------------------------
Single pair T1 HDSL2 and E1 G.SHDSL                  MtS180     Each chip-set consist of a single DSP
                                                     MtS140     / framer chip and a single AFE chip.
                                                     OR
                                                     MtS142     / framer chip and a single AFE chip.
------------------------------------------------- ------------- --------------------------------------
Two pair T1 HDSL4 and E1 G.SHDSL                     MtS180     Each chip-set consist of a two DSP /
                                                     MtS172     framer chips and two AFE chips.
                                                     MtS140
                                                     OR
                                                     MtS142     framer chips and two AFE chips.
------------------------------------------------- ------------- --------------------------------------
Single pair T1 HDSL2                                 MtS180     Each chip-set consist of a single DSP
                                                     MtS142     / framer chip and a single AFE chip.
------------------------------------------------- ------------- --------------------------------------
Two pair T1 HDSL4                                    MtS180     Each chip-set consist of a single
                                                     MtS172     System on Chip, single DSM/Framer and
                                                     MtS142     two AFE devices.
------------------------------------------------- ------------- --------------------------------------
CO/ONU dual three band VDSL application              MtV9370    Each chip-set consist of a DSP/
                                                     MtV9141    framer chip and two AFE chips.
------------------------------------------------- ------------- --------------------------------------
CO/ONU Quad four-band EoVDSL application             MtV 9470   Each chip-set consist of a DSP/framer
                                                     MtV9141    chip and four AFE chips
------------------------------------------------- ------------- --------------------------------------
EoVDSL CPE four band VDSL application                MtV9172    Each chip-set consist of a single DSP
                                                     MtV9141    / framer chip and a single AFE chip.
------------------------------------------------- ------------- --------------------------------------
CO/ONU Quad five-band EoVDSL application             MtV 9473   Each chip-set consist of a DSP/framer
                                                     MtV9143    chip and four AFE chips and four line
                                                     MtV9120    driver chips
------------------------------------------------- ------------- --------------------------------------
EoVDSL CPE five band VDSL application                MtV9172    Each chip-set consist of a single DSP
                                                     MtV9141    / framer chip two AFE chips and a
                                                     MtV9120    single line driver chip.
------------------------------------------------- ------------- --------------------------------------
ONU and CPE six-band VDSL application                MtV9273    Each chip-set consist of a single DSP
                                                     MtV9143    / framer chip, a single AFE chip and
                                                     MtV9120    a single line driver chip.
------------------------------------------------- ------------- --------------------------------------

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

       The following is a summary of revenues by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                            YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------
                                    2 0 0 9          2 0 0 8          2 0 0 7
                                  ----------      ------------     -------------
                                                 (IN THOUSANDS)
                                  ----------------------------------------------

REVENUES:
Korea                             $      336      $        542     $       1,051
Israel                                 1,218             1,554             2,023
United States                          1,308                75             2,284
Other foreign countries
(mainly European)                      2,054             4,991             4,808
                                  ----------      ------------     -------------

                                  $    4,916      $      7,162     $      10,166
                                  ==========      ============     =============

For the year ended December 31, 2009, three customers accounted for approximately 71% of our revenues. For the year ended December 31, 2008, three customers accounted for approximately 63% of our revenues. For the year ended December 31, 2007, four customers accounted for approximately 69% of our revenues.

       The following is a summary of revenues by product line.

                                                  YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                           2 0 0 9       2 0 0 8        2 0 0 7
                                          ---------     ---------     ----------
                                                      (IN THOUSANDS)
                                          --------------------------------------

REVENUES:
DSL                                       $   3,288     $   7,108     $    9,855
WLAN (discontinued see ITEM 10C)              1,628            54            311
                                          ---------     ---------     ----------
                                          $   4,916     $   7,162     $   10,166
                                          =========     =========     ==========

SALES AND MARKETING

       Since the sale of the WLAN business to Latiq in February 2010, we have only limited sales representatives and distributors, who are typically engaged on an ad-hoc basis. Until the sale of the WLAN business, we marketed our products through a worldwide network of independent agents, sales representatives and distributors.

       We also sell our products directly to selected customers in the United States, Israel and Europe.

RESEARCH AND DEVELOPMENT

        Since the sale of the WLAN business to Latiq in February 2010, we are not engaged in any research and development activites. Until the sale of the WLAN business, we invested significant resources in research and development activities and, as of December 31, 2009 our research and development staff consisted of 50 employees.

       The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, encourages research and development projects. Since 1995, we received grants from the Office of the Chief Scientist for the development of our products. In addition, we were engaged in a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See "Item 5(A)--Operating and Financial Review and Prospects--Operating Results--Government Grants."

MANUFACTURING

       We have never owned or operated a semiconductor fabrication facility. As a fabless provider of chipsets, we subcontract our entire semiconductor manufacturing to third party contractors. Our chipsets are delivered to us fully assembled and tested based on our proprietary designs.

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

       We believe our principal competitors in the DSL market include Ikanos, Lantiq and Mindspeed. As described above, at the beginning of year 2008, we provided our customers an "end-of-life" announcement with respect to most of our DSL components.

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

       As time passes in the DSL market, we expect that the existing need for our chipsets to decline. Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chipsets in response to declining average per unit selling prices. Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition and may use our subcontractors manufacturing capacity causing us difficulties in supply from said manufaturers. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

GOVERNMENT REGULATIONS

       ENVIRONMENTAL DIRECTIVES. A directive issued by the European Union on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or "RoHS," came into effect in July 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products.

       We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements and on their ability to monitor such compliance.

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

       The countries of the European Union, as a single market for our products, accounted in 2009 for approximately 42% of our revenues. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

       ISRAELI OFFICE OF THE CHIEF SCIENTIST. See "Item 5(A)--Operating and Financial Review and Prospects--Operating Results--Government Grants."

SALE OF WLAN BUSINESS TO LANTIQ

       On February 15, 2010, we completed a transaction to sell our WLAN business to Lantiq, as described under "ITEM 10C. MATERIAL CONTRACTS - LANTIQ TRANSACTION" below. As a result of this transaction, the results of operations of the WLAN business in future periods will be reported as discontinued operations and the consolidated results from continuing operations will no longer include revenues and expenses attributable to such business. Nevertheless, since the operations of the WLAN business comprised one of our principal activities in past years, the following is a brief description of the WLAN business prior to February 15, 2010. Accordingly, the following description of the WLAN business, to the extent the descrioption below uses current tense, does not purport to describe the current operations of Metalink. For example, we no longer sell or own rights to WLANPLUS chipsets and such chipsets are sold by Lantiq.

GENERAL

       Until the Lantiq Transaction, we designed and sold. Our HT-WLAN chipsets, commercialy sold as WLANPLUS, were designed to enable transport of digital broadband media including video, voice and data at significantly higher rates than conventional wireless local area networking (WLAN) solutions. Our HT-WLAN products support the IEEE 802.11n standard.

PRODUCTS AND TECHNOLOGY

       Commercialy sold as the WLANPLUS, this family of products was developed to comply with the IEEE 802.11n standard. Previous WLAN solutions were inadequate to meet the needs of the emerging multimedia environment: a minimum of 60 Mbps effective throughput at 60 feet, together with a high level of Quality of Service (QoS) is needed to support the required applications, such as streaming three streams of HDTV throughout the home. There is also an increasing requirement to provide distribution of broadband content arriving into the home to various consumer devices, such as distributing IPTV from a residentual gateway to a TV. Our WLANPLUS features implementation of real-MIMO technology to enhance performance provides QoS features to facilitate multimedia connectivity, supports high-throughput, rich-content, quality-critical applications and delivers a significant increase in WLAN throughput and range compared to legacy 802.11a,b,g solutions.

       The MtW817X / MtW815X is Metalink's IEEE 802.11n 802.11m Certified dual-band chip-set series. It has been sampling since the first quarter of 2007 and became commercially available at the end of the third quarter of 2007. WLANPLUS is designed to provide the optimal performance in home environments, supporting both data and HD video delivery throughout the home. These performance advantages were demonstrated and validated by customers, partners and independent test houses. We partner with other chip vendors, such as makers of decoders and network processors, to provide their customers with complete solutions.

CUSTOMERS

       We sold our HT-WLAN chipsets directly to ODMs, who may include our chipsets in their products, and to OEMs. These inlcude Set-Top-Boxes, Televisions, Video Bridges, Personal Video Recorders, Routers and residential gateway manufacturers. We generated insignificant revenues from our HT-WLAN products.

       Our HT-WLAN chipsets were incorporated into Video Bridges, which are used to connect the home router or PC to a TV or Game console which enables the end users to transfer high definition video from the PC (via the router) to the TV in order to watch high definition, or HD, movies or play HD games over the internet.

       For a summary of revenues by product line, see above under "DSL Business
- Continued Operations - Customers."

SALES AND MARKETING

       We sold and provided technical suppot to our HT-WLAN chipsets, through independent consultatnts, sales representatives and distributors, in Europe, Asia and North America. Following the Lantiq Transaction, we terminated substantialy all of our agreements with such representatives and consultatnts.

RESEARCH AND DEVELOPMENT

       Prior to the closing of the Lantiq Transaction, we devoted a significant portion of our personnel and financial resources to research and development of HT-WLAN chipsets.

       As of December 31, 2009, our research and development staff consisted of 50 employees. Research and development activities take place at our facilities in Yakum, Israel, and at the design center of our representative office in Taiwan. Additionally, we retain form time to time consultants and other subcontractors to provide us with development services.

       See "Item 5(A)--Operating and Financial Review and Prospects--Operating Results--Government Grants."

MANUFACTURING

       As a fabless provider of chipsets, we subcontracted our entire semiconductor manufacturing to third party contractors. Our HT-WLAN chipsets were delivered to us fully assembled and tested based on our proprietary designs.

PROPRIETARY RIGHTS

       Our HT-WLAN chipsets were protected by one patent and 8 patent applications in the United states and 3 additional patents and patent applications in other jurisdictions. We also relied on trade secret laws, confidentiality agreements and contractual arrangements with employees and partners for the protection of our proprietary rights.

COMPETITION

       The wireless chip set market is intensely competitive, due to a variety of factors, including among others, time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

       Our principal competitors for HT-WLAN based products included Atheros, Qualcomm, Broadcom, Marvell, Ralink, Celeno and Quantenna. Broadcom, Atheros, Qualcomm, and Marvel, all of whom possess a broad portfolio of telecom semiconductor products in addition to their WLAN product lines, which enables them to provide bundled offerings at competitive pricing.

C.    ORGANIZATIONAL STRUCTURE

       We currently have the following subsidiaries:

----------------------------    --------------        -------------  -----------
                                                        PROPORTION      PORTION
                                  COUNTRY OF          OF OWNERSHIP     OF VOTING
           NAME                  INCORPORATION           INTEREST     POWER HELD
----------------------------    --------------        -------------  -----------
METALINK INTERNATIONAL LTD.*    Republic of
                                Seychelles                 100%            100%
----------------------------    --------------        -------------  -----------

* CURRENTLY INACTIVE

D.    PROPERTY, PLANTS AND EQUIPMENT

     Our headquarters and principal office is located in Yakum, Israel. During 2010, we terminated our leases for office space in Yakum, Israel and Taiwan as part of the Lantiq Transaction and secured under our Transition Services Agreement with Lantiq, as described below under Item 10.C "Additional Information-Material Agreements," a sublease of one room per employee for up to 6 employees, at a maximum size of 15sqm per person. Such sublease rights include all related administration and cleaning services, parking and storage space of 40sqm.

       Total rent expenses for the years ended December 31, 2009, 2008 and 2007 were $889,000, $1,451,000, and $1,126,000, respectively. The total rent expenses for 2010 are expected to be approximately $31,000.

       We believe that the aforesaid office space is suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

         None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND RELATED NOTES FOR THE YEAR THEN ENDED INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH US GAAP.

ON FEBRUARY 15, 2010 WE HAVE COMPLETED THE SALE OF OUR WLAN BUSINESS TO LANTIQ FOR UP TO $16.5 MILLION IN CASH (SEE NOTE 1 TO THE FINANCIAL STATEMENTS). AS THE SALE OF OUR WLAN BUSINESS TO LANTIQ WAS CONSUMMATED ON FEBRUARY 15, 2010, OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS DO NOT REFLECT THE RESULTS OF SUCH SALE, INCLUDING THE RECEIPT OF THE CONSIDERATION OR THE DISCONTINUING OF OUR OPERATIONS IN THE WLAN BUSINESS. SUCH CHANGES WILL ONLY BE REFLECTED IN OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. THEREFORE, THE DATA PRESENTED IN OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND IN OUR DISCUSSION BELOW ARE NOT INDICATIVE OF OUR FUTURE OPERATING RESULTS OR FINANCIAL POSITION.

YOU ARE ENCOURAGED TO READ THE ENCLOSED UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 INCLUDED ELSEWHERE IN THIS ANNUAL REPORT, WHICH REFLECT THE HISTORICAL RESULTS OF METALINK, AS ADJUSTED TO GIVE EFFECT TO THE DISPOSITION OF THE WLAN BUSINESS TO LANTIQ.

OVERVIEW

       Prior to the consummation of the Lantiq Transaction in February 2010, we were a global provider and developer of high-throughput wireless local area network (HT-WLAN) silicon solutions for telecommunications, networking and home broadband equipment makers, and a provider of high performance wireline broadband communication silicon solutions for telecommunications equipment makers.

     On January 5, 2010, we entered into an Asset Purchase Agreement with Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG (together, "Lantiq") for the sale of the assets of, and certain specified liabilities related to, our wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital, in consideration for a total purchase price of up to $16.9 million in cash. On February 15, 2010 we completed the transaction. As part of the transaction, we entered into several additional agreements with Lantiq whereby, among other things, we agreed to provide Lantiq certain consulting services and Lantiq agreed to provide us with certain transition services for a limited period following the closing. FOR ADDITIONAL DETAILS ABOUT THE LANTIQ TRANSACTION, SEE BELOW UNDER ITEM 10.C "ADDITIONAL INFORMATION--MATERIAL AGREEMENTS."

       On September 8, 2008 we entered into a short term secured loan agreement, or the Loan Agreement, with an institutional investor, or the Senior Lender, as amended on December 31, 2008 and September 6, 2009.

       On December 30, 2009, we entered into a third amendment to the Loan Agreement, that became effective on January 5, 2010, whereby the repayment of $4.3 million originally due under the loan agreement was reduced to $4.1 million and repaid in four installments: $3.7 million at closing of the Lantiq Transaction, which occurred on February 15, 2010, and the remainder in three installments by March 31, 2011.

       As of the date of this annual report, we are required to repay the Senior Lender $100,000 on September, 30 2010; $100,000 on December, 31 2010; and
$150,000 on March, 31 2011. See Item 5B and 10C below.

       Revenues in 2009 were $4.9 million, a decrease of 32% compared with revenues of $7.2 million in 2008. The decrease was due to decline in demand for both our SHDSL and for our VDSL products, which was partialy offset by increase in demand for our WLANPlus chipsets.

       Operating loss for 2009 was $10.0 million, compared to operating loss of $22.6 million in 2008. Said decrease was achieved mainly due to operating expenses reduction plan that we initiated in March 2008 and continued to implement throughout 2009.

       As of December 31, 2009 and as of March 31, 2010, we had $2.3 million and $ 3.8 million, respectively, in cash, cash equivalents and short term investments. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources. FOR ADDITIONAL DETAILS, SEE ITEM 5B - LIQUIDITY AND CAPITAL RESOURCES BELOW.

       Moving forward we will continue supporting our current remaining DSL activities, that were not part of the "end-of-life" announcement we provided our customers with respect to most of our DSL components in 2008. In addition, we expect a substantial decrease in our level of revenues in year 2010 derived from sale of chipsets compared to previous years. Our plan of operation is (1) to continue the marketing of our digital subscriber line, or DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

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

STOCK-BASED COMPENSATION

       The Company applies ASC 718-10 (formerly known as SFAS No. 123(R),
"Share Based Payment"). The Company's net loss for the year ended December 31, 2009, 2008 and 2007 includes $0.5 million, $1.8 million and $1.5 million of compensation expenses related to the Company's share-based compensation awards, respectively. The stock based compensation accounting is critical because of the discretion of management in determining the inputs that is used in calculation of the fair value of options granted. Such inputs include the Company's share volatility, and the expected term of options granted.

RECENT ACCOUNTING PRONOUNCEMENTS

       In May 28, 2009, the FASB issued ASC 855-10 (formerly SFAS 165), which provides guidance on management's assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. ASC 855-10 represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity's financial statements. ASC 855-10 is not expected to significantly change practice because its guidance is similar to that in AU Section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. ASC 855-10 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material impact on our consolidated financial statements.

       In April 2009 the FASB issued an amendment to ASC 320-10-65 (Investments
- Debt and Equity Securities) Through the issuance of FASB staff position 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("OTTI") for investment in debt securities . This amendment applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. Under the amendment, the primary change to the OTTI model for debt securities is the change in focus from an entity's intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the amendment changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings. However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income (OCI). The adoption of ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) did not have a material impact on our consolidated financial statements.

       In October 2009, the FASB issued "Accounting Standards Update ("ASU") 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF" (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term "fair value" in the revenue allocation guidance with the term "selling price" in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

       The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

       The update will be effective for revenue arrangements entered into or modified in fiscal year beginning on or after June 15, 2010 with earlier adoption permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

A.    OPERATING RESULTS

GENERAL

       REVENUES. Our revenues in the first half of 2009 derived mainly from sales of our DSL chipsets to our customers. In the second half of 2009 our revenues derived solely from sales of our WLANPlus chipsets. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. For the year ended December 31, 2009, three customers accounted for approximately 71% of our revenues.

       We sell our chipsets in Europe, Asia and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2009, approximately 67% of our sales were to customers in Europe and Israel, 26% in North America and 7% in Asia.

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

       RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages certain research and development projects. In 2006, 2007, 2008 and 2009 we received grants from the Office of the Chief Scientist for the development of our products. In addition, the European Commission encourages research and development projects, which are performed as part of an international consortium. In 2004, 2005 and 2006, we received grants from the European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

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

       STOCK BASED COMPENSATION. In 2006 we initially implemented ASC 718-10 (formerly known as SFAS No. 123(R), "Share Based Payment"). The implementation of ASC 718-10 resulted in 2009 and in 2008 in stock-based compensation expenses of $0.5 million and $1.8 million, respectively.

       FINANCIAL INCOME, NET In 2009, Financial expenses, net are primarily attributable to the amortization of the short term loan discount, amortization of deferred expenses related to the loan and to the increase in the fair value of the warrants issued under the loan agreement that are carried at fair value. In 2008, Financial Income, net is primarily attributable to the decrease in the fair value of the warrants issued under the loan that are carried at fair value, accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance. In 2007, Financial income, net consisted primarily of interest earned on marketable debt securities and certificates of deposits in which we invested and gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies.

       TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance (New Version), 1961 (the "Tax Ordinance"), which came into effect on January 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our taxable income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

       The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations (in US$ thousands).

                                                YEAR ENDED DECEMBER 31,
                                             ---------------------------
                                              2007       2008      2009
                                             ------     ------    ------

Revenues                                        100%       100%      100%
Cost of revenues:
     Costs and expenses                          47         41        65
     Royalties to the Government of Israel        3          3         3
                                             ------     ------    ------
Total Cost of revenues                           50         44        68
                                             ------     ------    ------
Gross profit                                     50         56        32
Operating expenses:
     Gross research and development             251        314       196
     Royalty bearing grant                       26         43        39
                                             ------     ------    ------
     Research and development, net              225        271       157
     Selling and marketing                       53         63        29
     General and administrative                  24         37        49
                                             ------     ------    ------
Total operating expenses                        302        371       235
                                             ------     ------    ------
Operating loss                                 (252)      (315)     (203)
Financial income, net                            13         23       (71)
                                             ------     ------    ------
Net loss                                       (239)%     (292)%    (274)%
                                             ======     ======    ======

YEAR ENDED DECEMBER 31, 2009 COMPARED WITH YEAR ENDED DECEMBER 31, 2008

       REVENUES. Revenues in 2009 were $4.9 million a decrease of 32% compared with revenues of $7.2 million in 2008. Said decrease is primarily due to a decrease in demand for both our SHDSL and for our VDSL products during 2009, partly offset by increase in demand for our WLANPlus chipsets.

       COST OF REVENUES. Cost of revenues was $3.3 million in 2009, an increase of $0.1 million compared with cost of revenues of $3.2 million in 2008. Said increase is attributed to the increase in the portion of our revenues associated with our WLANPlus chipsets, which have a lower gross margin than our SHDSL and VDSL products, which was offset by the decrease in our revenues. Cost of revenues as a percentage of revenues increased in 2009 to 68% from 44% in 2008.

       GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were attributable solely to development of HT-WLAN products and amounted to $9.6 million in 2009, a decrease of $12.9 million compared with gross research and development expenses of $22.5 million in 2008. Said decrease was achieved mainly due to operating expenses reduction plan that the company initiated in March 2008 and continued to implement throughout 2009. Gross research and development as a percentage of revenues decreased to 196% in 2009 from 314% in 2008.

       RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $1.9 million in 2009 compared with grants from the Office of the Chief Scientist of $3.1 million in 2008, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $7.7 million in 2009, or 157% of revenues, compared with $19.5 million in 2008, or 271% of revenues.

       SELLING AND MARKETING. Selling and marketing expenses were $1.4 million in 2009, a decrease of $3.1 million compared with selling and marketing expenses of $4.5 million in 2008. Said decrease was achieved mainly due to an operating expenses reduction plan that the company initiated in March 2008 and continued to implement throughout 2009. Selling and marketing expenses, as a percentage of revenues, were 29% in 2009 compared to 63% in 2008.

       GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.4 million in 2009, a decrease of $0.2 million compared with general and administrative expenses of $2.6 million in 2008. Said decrease was achieved mainly due to an operating expenses reduction plan that the company initiated in March 2008 and continued to implement throughout 2009, which was offset by a one-time allowance for legal costs . General and administrative expenses as a percentage of revenues were 49% in 2009 compared to 37% in 2008.

       STOCK-BASED COMPENSATION. Stock-based compensation expenses were $0.5 million in 2009 compared with Stock-based compensation expenses of $1.8 million in 2008, a decrease of $1.3 million. Said decrease is attributable to a decrease in stock options grants to employees in 2009 compared to 2008. Stock-based compensation expenses are included in profit and loss items both in 2009 and 2008. Stock-based compensation expenses as a percentage of revenues in 2009 were 10.2% compared to 24.9% in 2008.

       FINANCIAL EXPENSES, NET. Financial expenses, net were $3.5 million in 2009, compared with financial income, net of $1.6 million in 2008. Said increase in the financial expenses is primarily attributable to the increase in amortization of short term loan discount and amortization of deferred expenses and to the increase in the fair value of the warrants carried at fair value.

YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

       REVENUES. Revenues in 2008 were $7.2 million a decrease of 30% compared with revenues of $10.2 million in 2007. In 2008 we faced a decrease in demand for both our SHDSL and for our VDSL products.

       COST OF REVENUES. Cost of revenues was $3.2 million in 2008, a decrease of $1.8 million compared with cost of revenues of $5 million in 2007. Said decrease is in-line with the Company's decrease in revenues. Cost of revenues as a percentage of revenues decreased in 2008 to 44% from 50% in 2007.

       GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $22.5 million in 2008, a decrease of $3 million compared with gross research and development expenses of $25.5 million in 2007. Said decrease was achieved mainly due to operating expenses reduction plan that the company implemented in 2008. Gross research and development as a percentage of revenues increased to 314% in 2008 from 251% in 2007.

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

       In 2009, the NIS appreciated against the dollar at the rate of 0.71% while the rate of inflation increased by 3.91%. We cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations could be adversely affected. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

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

CORPORATE TAX RATE

       Israeli companies are generally subject to Corporate Tax at the corporate rate of 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance (New Version), 1961 (the "Tax Ordinance"), which came into effect on January 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.

       Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, in 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year. The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing, and of our accumulated tax loss carry-forwards (which totaled at approximately $183 million at December 31, 2009), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2010 tax year.

ISRAELI GOVERNMENT GRANTS

       We conducted a substantial part of our research and development operations in Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist. The Office of the Chief Scientist provided us grants for research and development efforts of approximately $2.6 million for the year ended December 31, 2007 (8.6% of total research and development expenses), $3.1 million for the year ended December 31, 2008 (14% of total research and development expenses) and $1.9 million for the year ended December 31, 2009 (19.7% of total research and development expenses).

       Since the grant program has the impact of lowering our research and development expenditures, and improving our operating margins, reduction in the Company's participation in the program or in the benefits that the Company receives under the program could affect the Company's financial condition and results of operations. Currently, we are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2007, 2008 and 2009 is 100% of the dollar-linked value of such grants. In 2003, we were required by the Office of the Chief Scientist to perform at least 50% of our manufacturing in Israel. See "Item 5(C)- Research and Development, Patents and Licenses, etc.- Grants from the Office of the Chief Scientist".

       The refund of the grants is contingent on future sales (or related services) and we have no obligation to refund these grants, if sales are not generated.

       We paid or accrued to the Office of the Chief Scientist $297,000 for the year 2007,$ 218,000 for the year 2008 and $160,000 for the year 2009.

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

PRINCIPAL FINANCING ACTIVITIES

       On September 8, 2008 we entered into a short term secured loan agreement, or the Loan Agreement, with an institutional investor, or the Senior Lender.

       According to the Loan Agreement, the Senior Lender agreed to extend us a loan of $3.5 million at the first stage ("First Loan"), which we received in September 2008 and agreed to extend us at our request, an additional loan of up to $4.5 million ("Second Loan"). Under the Loan Agreement, the outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis.

       In addition, in consideration for the First Loan, we issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, we undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

       The First Loan we received was offset by issuance expenses in the amount of $313,000. We allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), we allocated to the warrants $1,838,000 which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result, a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, we recorded $1,419,000 of financial expenses related to the amortization of the First Loan discount.

       On December 31, 2008, the Loan Agreement was amended, such that, among other things, the Second Loan will be provided in two tranches of $2.25 million each. The first tranche was provided in January 2009, such that we have drawn down a total of $5.75 million under the loan agreement. In addition, in consideration for the first tranche, we issued to the lender additional five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance), subject to adjustments.

       The Second Loan was offset by issuance expenses in the amount of $169,000. We allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), we allocated to the warrants $123,000 which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 0.04%; dividend yield of zero; expected volatility of 178.5%; and an expected life of five years. The remaining amount was attributed to the loan. As a result, a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, we recorded $123,000 of financial expenses related to the amortization of the Second Loan discount.

       In accordance with ASC 815-10 (formerly known as FAS 133), the warrants are recorded on the balance sheet as derivative liability and carried at fair value, due to the fact that in certain circumstances the warrants could be paid off in cash according to the Senior Lender's decision. Gains and losses resulting from changes in the fair values of the warrants are recorded in financial expenses, net on the consolidated statement of operations. For the year ended December 31, 2009, the Company recorded $706,000 of financial expenses related to the increase in the fair value of these warrants.

       On September 6, 2009 we entered into a second amendment to the Loan Agreement (the "Second Amendment"), whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the amendment, we repaid to the lender $2.0 million out of the outstanding $5.75 million. We also agreed that in the event of a fundamental transaction, the repayment amount will be $4.3 million. (with interest at the annual rate of 10% will continue to accrue on the original amount outstanding). Pursuant to the amendment, the exercise price of 1,165,000 warrants that were previously issued to the Senior Lender was adjusted from $0.50 to $0.03 per share.

       On December 30, 2009, we entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4.3 million originally due upon the closing of a fundmanetal transaction, such as the Lantiq Transaction, was reduced to $4.1 million and repaid in four installments: $3.7 million at closing of such transaction, which occurred on February 15, 2010, and the remainder in three installments by March 31, 2011.

       As of the date of this annual report, we are required to repay the Senior Lender $100,000 on September 30, 2010; $100,000 on December 31 2010; and
$150,000 on March, 31 2011.

       In 2009, 1,835,000 warrants were exercised for 1,835,000 shares of common stock for a total of $18,000. In 2008, 100,000 warrants were exercised for 100,000 shares of common stock for a total of $1,000.

       The issuance of the Warrants contemplated in the Loan Agreement, triggered the adjustment of the exercise price of the warrants issued in August 2007 (see Note 10A). According to this adjustment the warrants issued originally with $8 per share, was adjusted to $6.5 per share according to the original terms of the warrants.

       FOR ADDITIONAL DETAILS ABOUT THE LOAN AGREEMENT, AS AMENDED, SEE BELOW UNDER ITEM 10.C "ADDITIONAL INFORMATION--MATERIAL AGREEMENTS."

WORKING CAPITAL AND CASH FLOWS

       On December 31, 2009, we had cash and cash equivalents of $2.3 million, and we had no short-term or long-term investments. By comparison, on December 31, 2008, we had cash and cash equivalents of $5.2 million, short-term investments of $0.7 million and we had no long-term investments. On December 31, 2007, we had cash and cash equivalents of $7.3 million, short-term investments of $17.2 million and long-term investments of $2.2 million.

       Our total proceeds from grants received from the Office of the Chief Scientist, net of royalties paid, was $28 million as of December 31, 2009, $26 million as of December 31, 2008, and $23 million as of December 31, 2007. We are committed to pay royalties to the Government of Israel on proceeds from the sale of products and related services that incorporate know-how developed with grants from the Office of the Chief Scientist, up to the amount of 100% -150% of the grants received plus interest at LIBOR rate (in dollar terms). The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated, such that the financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

       Capital expenditures were $15,000 for the year ended December 31, 2009, $793,000 for the year ended December 31, 2008, and $1,975,000 for the year ended December 31, 2007. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

       Net cash used in operating activities was $3.8 million for the year ended December 31, 2009, which were primarily attributable to research and development expenditures. Net cash used in operating activities was $23.1 million for the year ended December 31, 2008 and $20.1 million for the year ended December 31, 2007.

       Net cash provided by investing activities was $833,000 for the year ended December 31, 2009. $800,000 of cash was provided from sales of marketable debt securities held in our treasury and $48,000 were attributable to the proceeds we received from disposal of property and equipment which was offset by $15,000 that were used for the purchase of property and equipment. Net cash provided by investing activities was $17.8 million for the year ended December 31, 2008 and $2.4 million for the year ended December 31, 2007. We held treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates. We no longer hold treasury securities and we do not conduct interest rate or currency hedging activities.

       Net cash provided by financing activities was $0.1 million for the year ended December 31, 2009, primarily attributable to the $2.25 million loan we received in January 2009 which was offset by the partial repayment of the loan at the amount of $2.1 million. Net cash provided by financing activities was $3.2 million for the year ended December 31, 2008 and $20.2 million for the year ended December 31, 2007.

       FOR ADDITIONAL DETAILS ABOUT CASH GENERATED FROM THE LANTIQ TRANSACTION DURING 2010, SEE THE DESCRIPTION OF THE LANTIQ TRANSACTION BELOW UNDER ITEM 10.C "ADDITIONAL INFORMATION--MATERIAL AGREEMENTS."

OUTLOOK

       During 2009 and early 2010, we performed several strategic and financing activities in order to improve our financial condition. These activities, which included the Loan Agreement, as amended, the Lantiq Transaction and the cost reduction program implemented during 2009, resulted in (1) a decrease of our operating expenses from approximately $26.6 million in 2008 to approximately $11.5 million in 2009 and an additional reduction is expected in 2010 due to the Lanqtiq Transaction and (2) an overall improvement in our cash balance and stockholders' equity.

       In light of the aforesaid, as well as other factors, such as our current cash position and contemplated mandatory (as opposed to contingent) payments from the Lantiq Transaction, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least June 2011. If we will not be able to satisfy our working capital and capital expenditure requirements from our internal cash resources, we may need to raise additional funds to provide the capital necessary therefor.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

       During the fiscal years 2007, 2008 and 2009, we spent $25.5 million, $22.5 million and $9.6 million, respectively, on gross R&D expenses, $22.9 million, $19.5 million and $7.7 million, respectively, for R&D net of grants from the Office of the Chief Scientist and the European Commission. See "Item 4(B) - Information on the Company - Business Overview - Research and Development," Item 4(B) - Information on the Company - Business Overview - Proprietary Rights" and "Item 5(A) - Operating and Financial Review and Prospects - Operating Results."

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

       Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rates applicable to our programs range from 3% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 was 120% of the dollar-linked value of such grants. With respect to grants received in 2003, 2004, 2005, 2006, 2007, 2008 and 2009, our aggregate payment amount was 100% of the dollar-linked value of such grants.

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

D.    TREND INFORMATION

       INDUSTRY. In May 2005 the ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM. Currently most of the future deployment of VDSL chipsets require the VDSL2 standard of DMT only. Thus, our VDSL sales have essentialy deminshed due to lack of demand.

       DSL REVENUES. As described elsewhere in this annual report, we expect revenues derived from the sale of our DSL chipsets, to continue to decline in the near future and, in light of the "end-of-life" notification we issued for our DSL chipsets, even in a greater pace.

       PLAN OF OPERATIONS. Our plan of operation is (1) to continue the marketing of our digital subscriber line, or DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof or terms on which it would occur. Since this may result in the engagement of new areas of operations, our financial data reported in this annual report is not necessarily indicative of our future operating results or financial position.

E.    OFF-BALANCE SHEET ARRANGEMENTS

       We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

       The following table summarizes our contractual obligations and commercial commitments related to our long-term debt and operating leases, as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

                                                           LESS THAN 1                         MORE THAN
CONTRACTUAL OBLIGATIONS                         TOTAL         YEAR      1-3 YEARS  3-5 YEARS    5 YEARS
                                              --------     ----------   ---------   --------    --------
Long-Term Debt Obligations                          --             --          --         --          --

Operating lease obligations                        634            617          17         --          --

Purchase obligations (vendors of
equipment and services)                            800            800          --         --          --
                                                 -----          -----       -----      -----       -----
TOTAL CONTRACTUAL CASH OBLIGATIONS               1,434          1,417          17         --          --
                                                 =====          =====       =====      =====       =====

     We lease our motor vehicles under cancelable operating lease agreements, for periods through 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $30,000 as of December 31, 2009. Substantially all of the liability under the operating lease agreements was transferred to Lantiq.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

       The following table lists our current directors and executive officers:


NAME                            AGE                   POSITION
----                            ---                   --------
Uzi Rozenberg*                   50    Chairman of the Board of Directors
Tzvi Shukhman                    49    Chief Executive Officer and Director
Efi Shenhar**                    52    Director
Rony Eizenshtein                 45    Chief Financial Officer
Orly Etzion**                    48    External Director
Meir Bar-El**                    64    External Director
Eran Vital                       33    Legal Counsel & Company Secretary

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

       RONY EIZENSHTEIN, was appointed as our Chief Financial Officer during March 2010. Mr. Eizenshtein is a certified public accountant and a senior manager at Brooks-Keret Ltd., a reputable Israeli provider of financial and accounting services. He is an experienced certified public accountant who served as a CFO in EZ Energy Ltd., PeerTV Ltd. and other various Hi-Tech companies. Mr. Eizenshtein has a B.A, in Accounting and Economics from Ben-Gurion University and an M.B.A. from Herriot Watt University.

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

       ORLY ETZION, has served as a director since December, 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University and an MBA degree, specializing in Finance, from The Colman College.

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

       ERAN VITAL has served as legal counsel and company secretary since October 2008. From August 2004 until September 2008, he served as legal advisor to On Track Innovations Ltd. Mr. Vital holds an LL.B. from the Haifa University and is a member of the Israel Bar Association.

       In February 2010, Yuval Ruhama, who served as our Chief Financial Officer since January 2006, left our company and was replaced by Rony Eizenshtein, as part of the Company's engagement with Brooks-Keret to provide CFO and other financial and accounting services to the Company.

B.    COMPENSATION

       The aggregate remuneration we paid for the year ended December 31, 2009 to all executive officers as a group (8 persons during 2009, including 7 persons who are no longer in the Company's employ), was approximately $1,000,000 in salaries, fees, commissions and bonuses. This amount includes approximately $40,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

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

       Under the NASDAQ rules, a majority of our directors are required to be "independent directors" as defined in NASDAQ rules. We are also required to have an audit committee, all of whose members are "independent directors" as defined in NASDAQ and SEC rules. Four out of the five members of our board of directors, namely, Messrs. Rozenberg, Shenhar, Bar-El and Ms. Etzion, are independent directors under the NASDAQ requirements. Messrs. Shenhar, Bar-El and Ms. Etzion are the members of our audit committee.

       The NASDAQ rules also require that director nominees be selected or recommended for the board's selection either by a committee composed solely of independent directors or by a majority of independent directors. The compensation of a company's chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors. Accordingly, these matters are approved by a majority of our independent directors.

BOARD OF DIRECTORS

       According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of between four (4) and nine (9) directors and currently consists of five (5) directors.

       Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Etzion has such expertise.

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

       Our external directors are Meir Bar-El, who was elected to a third three-year term in 2008, and Orly Etzion, who was elected to a three-year term in December, 2009.

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

       Our Audit Committee consists of Efi Shenhar, Orly Etzion and Meir Bar-El.

       As required by the NASDAQ rules, our Audit Committee has adopted a formal written charter, which is available on our website at www.MTLK.com. Each of Messrs. Shenhar and Bar-El and Ms. Etzion is "independent" under the applicable SEC and NASDAQ rules. In addition, the board of directors has determined that Ms. Etzion qualifies as an "audit committee financial expert" within the meaning of the SEC rules.

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

INTERNAL AUDITOR

       Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. Mr. Yossi Ginossar, CPA, a manager partner in Fahn Kanne, serves as our internal auditor.

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

DIRECTORS' SERVICE CONTRACTS

       There are no arrangements or understandings between us and any of our current directors, including our Chief Executive Officer, for benefits upon termination of service.

D.    EMPLOYEES

       We have standard employment agreements with all of our employees, other than our Chief Executive Officer. All of our employees, other than our Chief Executive Officer, have executed employment agreements, including confidentiality and non-compete provisions with us.

       The following table details certain data on the workforce of Metalink and its consolidated subsidiaries for the periods indicated*:

                                                                            As at December 31,
                                                                        ----------------------------
                                                                        2009        2008        2007
                                                                        ----        ----        ----
APPROXIMATE NUMBERS OF EMPLOYEES BY GEOGRAPHIC LOCATION
    United States and Asia Pacific                                        10          17          38
    Europe, Middle East                                                   59          66         192
                                                                        ----        ----        ----

    TOTAL WORKFORCE                                                       69          83         230
                                                                        ====        ====        ====
APPROXIMATE NUMBERS OF EMPLOYEES BY CATEGORY OF ACTIVITY
    Research and development                                              50          57         172
    Sales and marketing                                                    6           8          22
    Product and customer support                                           4           7          21
    Management and administrative                                          9          11          15
                                                                        ----        ----        ----

    TOTAL WORKFORCE                                                       69          83         230
                                                                        ====        ====        ====

* Includes the employees for these years that were transferred to Lantiq in connection with the WLAN business to Lantiq in February 2010. As of June 24, 2010, we had 3 employees.

      The overall reduction in our workforce, from 83 employees in 2008 to 69 employees in 2009, is due primarily to the cost reduction plan. The reduction in our workforce from 69 to 3 in February 2010 is due primarily to the Lantiq Transaction.

      We are subject to labor laws and regulations in Israel. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees is represented by a labor union and we have not experienced any work stoppages.

E.    SHARE OWNERSHIP

      The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of June 24, 2010. The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of June 24, 2010, subsequent to the reverse share split affected on February 22, 2010 at a ratio of one to ten.


                                  NUMBER OF ORDINARY        PERCENTAGE OF
                                 SHARES BENEFICIALLY     OUTSTANDING ORDINARY
     NAME                               OWNED(1)                SHARES
--------------                          -------                 ------

Tzvi Shukhman                           591,031                  21.96%
Uzi Rozenberg                           477,535                  17.75%
Orly Etzion                                   *                      *
Efi Shenhar                                   *                      *
Eran Vital                                    *                      *
Meir Bar-El                                   *                      *
Rony Eizenshtein                              *                      *

------------------------

*     Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 24, 2010.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of June 24, 2010, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

SHARE OPTION PLANS

       We have seven employee share option plans and one additional option plan, our Share Option Plan (2000), for our advisors and independent contractors, or, together, the Plans. The expiration dates of the options granted under the Plans range from 4 to 25 years from the date of grant. Our Plans are administered currently by our board of directors. All of our employees and directors are eligible to participate in our Plans. Members of advisory board, if any, and our independent contractors are eligible to receive options under our Share Option Plan (2000).

      As of June 2, 2010 options to purchase 63,681 ordinary shares, or 636,810 prior to the reverse share split affected February 22, 2010 at a ratio of one to ten, under our share option plans were outstanding. As of June 2, 2010, an additional 7,125,630 ordinary shares or 712,563 options subsequent to above reverse share split were reserved for issuance pursuant to options issuable under our share option plans.

      In 2009, we granted options exercisable into 39,100 ordinary shares, or 3,910 options subsequent to above reverse share split, under our share option plans. Such options will expire in 2012. Of the total options granted in 2009, none of our directors and executive officers were granted options exercisable into ordinary shares. As part of the Lantiq Transaction, options exercisable into 677,640 (or 67,764 options subsequent to above reverse share split), were canceled within 90 days from transfer of the employees to Lantiq.

      In October 2007, our board of directors approved the increase of 2,100,000 in the number of outstanding shares reserved under the plans. We may further increase the number of ordinary shares reserved for issuance under the plans.

      The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2009:

                                                        OPTIONS & RSU OUTSTANDING                       OPTIONS & RSU EXERCISABLE
                                      -------------------------------------------------------        ------------------------------
                                                                  WEIGHTED
                                          NUMBER                   AVERAGE           WEIGHTED           NUMBER             WEIGHTED
                                     OUTSTANDING AT               REMAINING          AVERAGE         EXERCISABLE AT         AVERAGE
                                       DECEMBER 31,              CONTRACTUAL         EXERCISE          DECEMBER 31         EXERCISE
EXERCISE PRICE                             2009                LIFE (IN YEARS)        PRICE               2009               PRICE
----------------                      --------------          ---------------        --------        --------------        --------
 $ 0.00-2.66                                 677,883                     3.43            1.69               639,417            1.70
 $ 2.76-3.28                                  22,100                     0.71            3.05                22,100            3.05
 $ 3.39-4.00                                  33,200                     0.38            3.80                15,000            3.80
 $ 4.04-5.00                                  49,127                     1.09            4.36                49,127            4.36
 $ 5.04-7.00                                 168,150                     0.57            5.99               147,850            5.94
 $ 7.01-8.95                                 229,600                     1.17            7.30               214,800            7.30
$ 9.00-22.06                                 258,084                     0.46           15.34               258,084           15.34
                                      --------------                                                 --------------
                                           1,438,144*                    2.01            5.70             1,346,378            5.82
                                      ==============                                                 ==============

* As part of the Lantiq Transaction, options exercisable into 677,640 (or 67,764 options subsequent to above reverse share split), were canceled within 90 days from transfer of the employees to Lantiq.

STOCK PURCHASE PLAN

      In October 2000 we initiated our 2000 Employee Stock Purchase Plan, or the ESPP. The plan is implemented through consecutive offering periods with new offering periods commencing on the first trading day following the last day of the previous period, and continuing thereafter until terminated. It enables eligible employees who elect to participate in the plan to purchase ordinary shares through payroll deductions at a price of 85% of the fair market value of the ordinary shares on the first or the last day of each offering period, whichever is lower. Participants were limited to a maximum of $25,000 deducted from their compensation under the plan during each calendar year. The maximum number of ordinary shares which was available for sale under the plan was 160,000 shares, plus an annual increase to be added by the first day of the year commencing 2001 equal to the lesser of (i) 140,000 shares or (ii) 0.75% of the outstanding shares on such date or (iii) a lesser amount determined by our board. The plan is currently administered by our board, who may delegate such power to a committee appointed by the board. The plan terminates on October 31, 2010. As of June 24, 2010, 329,080 ordinary shares had been issued under the ESPP, and an additional 108,143 ordinary shares are reserved for issuance. The last ESPP offering period ended in August 2004 and in April 2005, our board of directors resolved to suspend the ESPP until further notice.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 24, 2010 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

                               NUMBER OF ORDINARY         PERCENTAGE
                              SHARES BENEFICIALLY       OF OUTSTANDING
     NAME                           OWNED (1)         ORDINARY SHARES(2)
     ----                            -------                ------

Tzvi Shukhman(3)                     591,031                 21.96%
Uzi Rozenberg(3)(4)                  477,535                 17.75%
Harel Insurance and
Harel PIA (5)                        253,254                  9.41%

--------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by pursuant to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of June 24, 2010, subsequent to the reverse share split affected February 22, 2010 at a ratio of one to ten.

(3) Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4) The record holder of 100,000 shares out of the 477,535 is not Uzi Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

(5) As of December 31, 2009, based on a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel Insurance") and Harel PIA Mutual Funds Management Ltd. ("Harel PIA") with the SEC on March 1, 2010.

      As a result of the size of their share ownership, Messrs. Tzvi Shukhman and Uzi Rozenberg, if they vote together, could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote. Except with respect to effect of the concentration of ownership by said major shareholders, the Company is not directly or indirectly controlled by any other corporation, foreign government or other natural or legal person.

RECORD HOLDERS

      As of June 24, 2010, we had 32 shareholders of record, of whom 24 were registered with addresses in the United States, representing approximately 17% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 71% of our outstanding ordinary shares as of said date).

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

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18 below - "Financial Statements".

OTHER FINANCIAL INFORMATION

      In the year ended December 31, 2009 the amount of our export sales was approximately $3.7 million, which represents 75% of our total sales.

LEGAL PROCEEDINGS

      1998 CLAIM. In July 1998, a former employee filed a claim against us in the Tel Aviv District Labor Court (the "Court") demanding that we issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that we release his managers insurance and continuing education fund. We filed a counterclaim against this former employee. In March 2001, the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order we issued 75,765 ordinary shares (which were held in trust) in favor of the former employee. In addition, in January 2002, we paid the former employee $16,000 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391,000 to the former employee (which we paid in September 2002).

      In December 2003, the former employee filed a claim in the second phase of the arbitration (the "Second Arbitration") in the amount of $3.2 million and at least $2.9 million before deductions and also a sum of $3.8 million for funding differences. We contested this claim and filed a claim for damages against the former employee in the amount of $950,000 and for a refund of the NIS 1.9 million ($435,000) already paid to him according to the foregoing judgment and of the $35,000 paid as statutory severance pay and reimbursement of travel expenses.

      In May 2010, we entered into a settlement agreement with the former employee, whereby both parties agreed to finally and irrevocably waive all rights, claims and causes of action against the other. As part of the settlement agreement, we agreed to pay the former employee a sum of $200,000.

      On June 14, 2010 the Tel Aviv District Labor Court sanctioned the settlement agreement.

     2010 Claim. On May 24, 2010, we received a notice from a former employee claiming certain rights with respect to termination of employment in the amount of approximately $100,000. We rejected this notice as being without merits. However, there is no assurance that the claimant will not pursue litigation or that if litigation is pursued that we will necessarily prevail.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our ordinary shares. Rather, we have elected to retain earnings and other cash resources to continue the development and expansion of our business. Any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

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

B.    SIGNIFICANT CHANGES

      Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2009.

UNAUDITED PRO FORMA FINANCIAL STATEMENT

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited condensed combined pro forma financial statements for the year ended December 31, 2009 reflect the historical results of Metalink Ltd, adjusted to give effect to the disposition of the WLAN business to Lantiq.

      We derived this information from the audited consolidated financial statements of Metalink Ltd for the year ended December 31, 2009. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Form 6-K.

      The following unaudited pro forma condensed balance sheet as of December 31, 2009 adjusted to give pro forma effect to the disposition of the WLAN business to Lantiq as if it had occurred on December 31, 2009. The following unaudited pro forma condensed results of operations for the year ending December 31, 2009 adjusted to give pro forma effect to the disposition of the WLAN business to Lantiq as if it had occurred on January 1, 2009.

      The pro forma adjustments are preliminary, and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the disposition taken place on the dates noted, or the future financial position or operating results of Metalink Ltd. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Any material change in estimates would materially impact results of operations after the disposition.

PRO-FORMA INFORMATION

The following Pro forma statement relates to the balance sheet of the Company as of December 31, 2009 as if the sale of the wireless local area network (WLAN) business to Lantiq had occurred on December 31, 2009.

                                 METALINK LTD.

                          CONSOLIDATED BALANCE SHEETS
                           U.S. DOLLARS IN THOUSANDS

                                                                                       DECEMBER 31, 2009
                                                                            -----------------------------------------
                                                                             2 0 0 9        ADJUSTMENT      2 0 0 9
                                                                            ----------      ----------     ----------
                                                                            AUDITED (1)    UNAUDITED (2)  UNAUDITED (3)
                                                                            ----------      ----------     ----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                 $    2,273           5,700(7)  $    7,973
  Trade accounts receivable                                                        461            (461)             -
  Other receivables                                                                602           2,812          3,414
  Prepaid expenses                                                                  88             (54)            34
  Inventories                                                                    1,068            (771)           297
                                                                            ----------                     ----------
     Total current assets                                                        4,492                         11,718
                                                                            ----------                     ----------

SEVERANCE PAY FUND                                                               1,229          (1,083)           146
                                                                            ----------                     ----------

PROPERTY AND EQUIPMENT, NET                                                      2,145          (2,045)           100
                                                                            ==========                     ==========

     Total assets                                                           $    7,866                     $   11,964
                                                                            ==========                     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
  Trade accounts payable                                                    $    1,542            (305)    $    1,237
  Other payables and accrued expenses                                            3,239            (690)         2,549
  Short-term loan                                                                4,100                          4,100
  Warrants to issue shares                                                         289                            289
                                                                            ----------                     ----------
     Total current liabilities                                                   9,170                          8,175
                                                                            ----------                     ----------

ACCRUED SEVERANCE PAY                                                            1,798          (1,350)           448
                                                                            ----------                     ----------

SHAREHOLDERS' EQUITY (DEFICIENCY)
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares,
    issued and outstanding 26,637,232 shares as of December 31, 2009)              759                            759
  Additional paid-in capital                                                   157,692                        157,692
  Accumulated deficit                                                         (151,668)          6,443       (145,225)
                                                                            ----------                     ----------
                                                                                 6,783                         13,226
                                                                            ----------                     ----------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2009                                                           (9,885)                        (9,885)
                                                                            ----------                     ----------
  Total shareholders' equity (deficiency)                                       (3,102)                         3,341
                                                                            ==========                     ==========

       Total liabilities and shareholders' equity (deficiency)              $    7,866                     $   11,964
                                                                            ==========                     ==========

PRO-FORMA INFORMATION

The following Pro forma statement relates to the results of operations of the Company for the year ending December 31, 2009 as if the sale of the wireless local area network (WLAN) business to Lantiq had occurred on January 1, 2009.

                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                        2 0 0 9         ADJUSTMENT       2 0 0 9
                                                      -----------      -----------     -----------
                                                      AUDITED (4)     UNAUDITED (5)   UNAUDITED (6)
                                                      -----------      -----------     -----------
  Revenues                                            $     4,916           (1,628)    $     3,288
                                                      -----------                      -----------
  Cost of revenues:
    Costs and expenses                                      3,174           (2,146)          1,028
    Royalties to the Government of Israel                     160              (63)             97
                                                      -----------                      -----------
         Total cost of revenues                             3,334                            1,125
                                                      ===========                      ===========

    GROSS PROFIT                                            1,582                            2,163

  Operating expenses:
    Gross research and development                          9,627           (9,627)              -
    Less - Royalty bearing and other grants                 1,898           (1,898)              -
                                                      -----------                      -----------
    Research and development, net                           7,729                                -
                                                      -----------                      -----------
    Selling and marketing                                   1,397           (1,397)              -
    General and administrative                              2,416              (94)          2,322
                                                      -----------                      -----------
         Total operating expenses                          11,542                            2,322
                                                      ===========                      ===========

    OPERATING LOSS                                         (9,960)                            (159)

  Financial expenses, net                                  (3,494)                          (3,494)
                                                      -----------                      -----------

    NET LOSS                                          $   (13,454)                     $    (3,653)
                                                      ===========                      ===========

  Loss per ordinary share:
    Basic                                             $      (5.4)                     $     (1.47)
                                                      ===========                      ===========
    Diluted                                           $      (5.4)                     $     (1.47)
                                                      ===========                      ===========

Shares used in computing loss per ordinary share*:

    Basic                                               2,482,863                        2,482,863
                                                      ===========                      ===========
    Diluted                                             2,482,863                        2,482,863
                                                      ===========                      ===========

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

METALINK LTD.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

On February 15, 2010 the Company completed the sale of the wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,500 in cash as follows:

      o $5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor.

      o $812 was paid on March 31, 2010; and $2,000 to be paid in four installments throughout the year 2010;

      o Earn-out payments of up to an aggregate of $8,000, contingent upon the acquired business' achievement of specified performance targets through March 2012.

1) The audited financial data in the balance sheets is identical to the financial data in the balance sheets of the company as it appears in our financial statements.

2) This column reflects adjustments to the balance sheets of the company as of December 31, 2009, as if the sale of the WLAN business to Lantiq had occurred on December 31, 2009.

3) This column reflects the balance sheets of the Company as of December 31, 2009, as if the sale of the WLAN business to Lantiq had occurred on December 31, 2009. As such on December 31, 2009 substantially all of the assets and liabilities relating to the WLAN business with the exception of specific assets and liabilities as defined in the Purchase Agreement were transferred to Lantiq.

4) The audited financial data in the statement of operations is identical to the results of operation as it appears in the financial statements of the company.

5) This column reflects adjustments of our results of operation for the current year as if the sale of the WLAN business to Lantiq had occurred on January 1, 2009.

6) This column reflects the results of operations of the Company for the year ending December 31, 2009 as if the sale of the WLAN business to Lantiq had occurred on January 1, 2009. As such in 2009 there would have been no revenues and associated cost of revenues derived from the sale of WLAN chipsets, nor selling, marketing expenses and research and development expenses relating to the WLAN business.

7) The proceeds from the sale were used to retire our debt owed to institutional investor in the amount of $3,750. The remainder of the debt owed is scheduled to be paid in three installments throughout the years 2010 and the beginning of 2011.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

                                LISTING DETAILS

      The following table sets forth the high and low closing prices for our ordinary shares as reported by the NASDAQ Global and, commnecing March 2009, the NASDAQ Capital Market, for the periods indicated. The prices have been adjusted to retroactively reflect the one-for-ten reverse split of our ordinary shares we effected on February 22, 2010:


       FIVE MOST RECENT YEARS                           HIGH            LOW
       ----------------------                        ----------     ----------

2005                                                 $     57.2     $     38.5
2006                                                 $     64.9     $     43.6
2007                                                 $     87.9     $     44.3
2008                                                 $     47.5     $      1.0
2009                                                 $      6.0     $      1.0

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD
------------------------------------------------

Third Quarter 2008                                   $     11.3     $      5.7
Fourth Quarter 2008                                  $      5.9     $      1.0
First Quarter 2009                                   $      1.9     $      1.0
Second Quarter 2009                                  $      6.0     $      1.6
Third Quarter 2009                                   $      5.0     $      3.3
Fourth Quarter 2009                                  $      3.9     $      2.1
First Quarter 2010                                   $      3.4     $      1.3
Second Quarter 2010 (through June 24)                $     1.97     $     0.78

      MOST RECENT SIX MONTHS
      ----------------------

December 2009                                        $      3.2     $      2.1
January 2010                                         $      3.4     $     2.45
February 2010                                        $      2.4     $     1.55
March 2010                                           $     1.84     $      1.3
April 2010                                           $     1.97     $      1.3
May  2010                                            $     1.45     $     1.19
June 2010 (through June 24)                          $      1.2     $     0.78

We voluntarily delisted our ordinary shares from trade on the TASE, effective June 14, 2010.

     The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the representative rate of exchange on December 31, 2009, as published by the Bank of Israel (NIS 3.775 per one dollar):

FIVE MOST RECENT YEARS                              HIGH               LOW
                                               -------------     --------------
                                                 $       NIS       $       NIS
                                                ---     ----     -----    -----

2005                                            6.7    25.31      4.69    17.71
2006                                           7.54    28.48       5.5    20.77
2007                                           9.55    36.06      4.58    17.29
2008                                           4.89    18.47      0.08     0.33
2009                                           0.72     2.75       0.1     0.38

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD

Third Quarter 2008                             1.07     4.06      0.31     1.18
Fourth Quarter 2008                            0.59     2.24      0.08     0.33
First Quarter 2009                             0.23     0.88       0.1     0.38
Second Quarter 2009 (through June 24)          0.72     2.75      0.19     0.75
Second Quarter 2009                            0.41     1.55      0.37     1.41
Third Quarter 2009                             0.54     2.04      0.33     1.27
Fourth Quarter 2009                            0.38     1.45      0.22     0.85
First Quarter 2010                             0.42      1.6      0.12     0.48
Second Quarter 2010 (through June 10)          0.17     0.67      0.09     0.36

MOST RECENT SIX MONTHS

December 2009                                  0.38     1.45      0.22     0.85
January 2010                                   0.42      1.6      0.23     0.90
February 2010                                  0.24     0.93      0.16     0.62
March 2010                                     0.18     0.68      0.12     0.48
April 2010                                     0.17     0.67      0.12     0.49
May 2010                                       0.13     0.51      0.11     0.44
June 2009 (through June 10)                    0.11     0.44      0.09     0.36

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our ordinary shares began trading on the NASDAQ Global Market on December 2, 1999 under the symbol "MTLK". In March 2009, we transferred the listing of our securities to the NASDAQ Capital Market under the symbol "MTLK". As of December 3, 2000, our ordinary shares began trading also on the Tel Aviv Stock Exchange, or TASE, under the symbol "MTLK." We voluntarily delisted our ordinary shares from trade on the TASE, effective June 14, 2010.

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

RIGHTS ATTACHED TO OUR SHARES

      Our authorized share capital consists of 5,000,000 ordinary shares of a nominal value of NIS 1.0 each.

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

      The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligation of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

C.    MATERIAL CONTRACTS

LANTIQ TRANSACTION

      On January 5, 2010, we entered into an Asset Purchase Agreement, or the Purchase Agreement, with Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG (together, "Lantiq"), for the sale of the assets of, and certain specified liabilities related to, our wireless local area network (WLAN) business to Lantiq. Lantiq is a newly-formed fables semiconductor company funded by Golden Gate Capital.

      In consideration for the acquired WLAN business, Lantiq has agreed to pay us a total of up to $16.9 million in cash, consisting of the following:

      o     $5.7 million to be paid concurrently with the closing;

      o Up to $1.2 million (subject to downward adjustments) to be paid on March 31, 2010; and

      o Earn-out payments of up to $10.0 million in the aggregate, contingent upon the acquired business' achievement of specified performance targets during a two-year period ending March 31, 2012. Pursuant to the Purchase Agreement, $2.0 million out of the $10.0 million earn-out payments are guaranteed payments, or the Guaranteed Payments, that, if not otherwise earned pursuant to the established performance targets, will be paid in four installments throughout the year 2010.

      The performance targets are based on the gross profits generated by the acquired business during two earnout periods of April 1, 2010 through March 31, 2011 (the "first earnout period") and April 1, 2011 through March 31, 2012 (the "second earnout period"). During the first earnout period, if gross profits are between $2.0 million and greater than $10.0 million, the earnout payment is between $0.5 million and $9.0 million based on a sliding scale of increasing gross profits. During the second earnout period, if gross profits are between $8.0 million and greater than $15.0 million, the earnout payment is between $0.5 million and $9.0 million based on a sliding scale of increasing gross profits. Under no circumstances will the minimum aggregate earnout payments be less than $2.0 million, nor will the maximum aggregate earnout payments be greater than $10.0 million, as described above.

      Other key terms of the Purchase Agreement include, among other things:

      o Lantiq has agreed to reimburse us for costs related to the operation of the acquired business in the period prior to closing, subject to certain limitations and caps;

      o Subject to certain exceptions, we made a number of customary representations and warranties to Lantiq. Lantiq made customary representations and warranties to us;

      o During the pre-closing period, we agreed to act in the ordinary course of business and not take certain specified actions without obtaining Lantiq's prior written consent;

      o Lantiq agreed to make an offer of continued employment to most of our WLAN business employees, to generally be no less favorable in the aggregate than their existing terms of employment;

      o We agreed that, subject to closing, until March 31, 2012 we shall not compete with the acquired WLAN business nor solicit any employee or consultant working for Lantiq in such business. In connection therewith, Mr. Shukhman, our Chief Executive Officer, has entered into a similar non-competition agreement with Lantiq, which became effective at closing;

      o We agreed that, subject to closing and for a period of six (6) months thereafter, Lantiq shall have the non-exclusive right to use certain trade names and trademarks in connection with the operation of the acquired business;

      o The parties agreed to indemnify each other for breaches of representations, warranties, covenants and other liabilities under certain circumstances, subject to certain limitations, including (1) a cap of $4 million on our obligation to indemnify Lantiq for breaches of representations and warranties, except for a breach of certain fundamental representations, which are not capped and (ii) a cap of $2 million on the obligation of Lantiq to indemnify us for breaches of representations and warranties. The representations and warranties made by the parties survive the closing and, in general, expire on March 31, 2012; and

      o The Purchase Agreement could be terminated by either party due to legal restraints or certain breaches of representations or covenants of the other party; by mutual consent of the parties; or by the non-failing party if the transaction has not closed by March 31, 2010.

      The transaction closed on February 15, 2010, following satisfaction of the customary closing conditions contained in the Purchase Agreement and relating to, among other things, obtaining a specified list of consents and the approval of the Israeli Office of the Chief Scientist.

      As contemplated by the Purchase Agreement, we entered into the following additional agreements at the closing:

      o Consulting Agreement, whereby we agreed to provide Lantiq certain consulting services for up to two years in consideration for $400,000 per year;

      o Transition Services Agreement, whereby Lantiq agreed to provide us with certain transition services for a limited period following the closing for an insignificant monthly payment. Such transition services included, among other things, entering into a Sublease Agreement allowing us to continue using a portion of our existing office space in Yakum, Israel; and

      o Cross-License Agreement, whereby (1) we agreed to grant Lantiq a royalty-free non-exclusive license to our intellectual property rights (not sold as part of the transaction to Lantiq) and (ii) Lantiq agreed to grant us a royalty-free non-exclusive license to the intellectual property rights we sold as part of the transaction, to be used by us in connection with our retained DSL business.

      To date, Lantiq paid us the following amounts as contemplated by the Purchase Agreement (excluding payments under the Consulting Agreement):

      o     $5.70 million which were paid concurrently with the closing;

      o $0.57 million, reflecting certain payments on account of expense reimbursements which were paid on February18, 2010;

      o $0.10 million of the Guaranteed Payments were paid on March 31, 2010;

      o $0.81 million (following downward adjustment from $1.2 million) were paid on March 31, 2010 ;

      Accordingly, as contemplated in the Purchase Agreement, we are entitled to receive the remaining $1.9 million on account of the Guaranteed Payments in three additional installments by December 31, 2010, unless we generated sufficient earn-out payments in lieu thereof.

      THE FOREGOING DESCRIPTION OF THE LANTIQ TRANSACTION AND THE AGREEMENTS ENTERED IN CONNECTION THEREWITH IS ONLY A SUMMARY AND DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE THESE AGREEMENTS, WHICH ARE INCORPORATED BY REFERENCE AS EXHIBITS 4.21, 4.22, 4.23, 4.24 AND 4.25 TO THIS ANNUAL REPORT.

SENIOR LOAN

      On September 8, 2008 we entered into a short term secured loan agreement, or the Loan Agreement, with an institutional investor, or the Senior Lender. According to the Loan Agreement, the Senior Lender agreed to extend us a loan of $3.5 million at the first stage ("First Loan"), which we received in September 2008, and agreed to extend us at our request, an additional loan of up to $4.5 million ("Second Loan"). Under the Loan Agreement, the outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis.

      In addition, in consideration for the First Loan, we issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, we undertook to issue to the Senior Lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

      The outstanding principal amount is evidenced by Senior Secured Promissory Notes, or the Notes. In connection with the loan, we entered into an Israeli Security Agreement granting the Lender a first priority fixed charge on all of our intellectual property and a first priority floating charge on all of our other assets. Our U.S. subsidiary entered into a U.S. Security Agreement granting the Senior Lender a security interest in its assets to secure our obligations under the Notes and obligations under the Notes are guaranteed by our wholly owned subsidiaries pursuant to a Subsidiary Guarantee. The transaction documents also contain customary representations, warranties and covenants, including various limitations on, among other things, our ability to incur additional debt or sell the collateral, without the consent of the Senior Lender.

      FIRST AMENDMENT. On December 31, 2008, the Loan Agreement was amended, such that, among other things, the Second Loan will be provided in two tranches of $2.25 million each. The first tranche was provided in January 2009, such that we have drawn down a total of $5.75 million under the Loan Agreement. In addition, in consideration for the first tranche, we issued to the Senior Lender additional five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance), subject to adjustments.

      SECOND AMENDMENT. On September 6, 2009 we entered into a second amendment to the Loan Agreement (the "Second Amendment"), whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the amendment, we repaid to the lender $2.0 million out of the outstanding $5.75 million. We also agreed that in the event of a fundamental transaction, the repayment amount will be $4.3 million (with interest at the annual rate of 10% will continue to accrue on the original amount outstanding). Pursuant to the amendment, the exercise price of 1,165,000 warrants that were previously issued to the Senior Lender was adjusted from $0.50 to $0.03 per share.

      THIRD AMENDMENT. On December 30, 2009, we entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4.3 million originally due upon the closing of a fundmanetal transaction, such as the Lantiq Transaction, was reduced to $4.1 million and repaid in four installments: $3.7 million at closing of such transaction, which occurred on February 15, 2010, and the remainder in three installments by March 31, 2011. As part of the Third Amendment and the closing of the Lantiq Transaction, the charges on our assets were removed.

      THE FOREGOING DESCRIPTION OF THE SENIOR LOAN AND THE AGREEMENTS ENTERED IN CONNECTION THEREWITH IS ONLY A SUMMARY AND DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE THESE AGREEMENTS, WHICH ARE INCORPORATED BY REFERENCE AS EXHIBITS 4.11, 4.18, 4.19 AND 4.20 TO THIS ANNUAL REPORT.

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

      Following a Temporary Order, which came into effect on January 1, 2009 and expired at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received in 2009 from a foreign subsidiary, which is used in Israel either in 2009 or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

      Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than regular corporate tax rates) for the benefit period. The benefit period is seven or ten years (depending on the extent of foreign investment in the company) commencing with the year in which the approved enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the start of the tax year in which the approval was obtained , whichever is earlier. The Investments Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

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

      AMENDMENT TO THE INVESTMENTS LAW

      On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" (which following such amendment is referred to as a Benefited Enterprise) only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for a Benefited Enterprise under the alternative package of benefits. A company wishing to receive the tax benefits afforded to a benefited enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year, or in the tax return for that year, whichever is earlier. In order to be recognized as owning a benefited enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the benefited enterprise and having completed a cooling-off period from the company's previous year of commencement of benefits under the Investments Law.

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

     The amendment applies to Benefited Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received"Approved Enterprise" approval from the Investment Center on or prior to March 31, 2005 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

      The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "Significant Shareholder" at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to:
(i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

      This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on that holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

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

      TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

      We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of those earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of that basis, will be treated as a gain from the sale or exchange of the ordinary shares. Pursuant to current legislation that is scheduled to expire for taxable years beginning after December 31, 2010, dividend income generally will be taxed to noncorporate taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or in the preceding year) are satisfied. Dividends received after 2010 will be taxable as ordinary income.

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

      U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of any Israeli income taxes withheld, but those individuals may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

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

      TAXATION OF THE DISPOSITION OF ORDINARY SHARES

      Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between that U.S. Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of those shares, and the amount realized on the disposition. A disposition of the ordinary shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss, unless that U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating that foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Long-term capital gains of noncorporate taxpayers are eligible for reduced rates of taxation.

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

      PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

      If we are characterized as a PFIC for U.S. federal income tax purposes, adverse tax consequences can arise for our shareholders. Generally a foreign corporation is treated as a PFIC if either (i) 75 percent or more of its gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which that corporation is considered to own 25 percent or more by value of the shares, is passive income, or (ii) 50 percent or more of its assets in a taxable year, averaged over the year and ordinarily determined based on quarter-end fair market values and including the pro-rata share of the assets of any company in which that corporation is considered to own 25 percent or more by value of the shares, produce, or, are held for the production of, passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.

      We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005, 2006, 2007 or 2008. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. In particular, our holding of the proceeds of the sale of our WLAN business on February 15, 2010 likely will cause us to be a PFIC in 2010 and possibly also in later years unless and until we invest a sufficient porton of those proceeds in assets that do not produce passive income. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

      o the U.S. Holder will be subject to information reporting requirements each year and will be required to report distributions received on, and gain recognized on dispositions of, our shares; and

      o any U.S. Holder who acquired our ordinary shares upon the death of a shareholder will not receive a step-up in the tax basis of those shares to fair market value but instead, the U.S. Holder beneficiary will have a tax basis equal to the decedent's basis, if lower.

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

      The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania. Continuation of a QEF election requires ongoing annual filing of the PFIC annual information statement that we provide. Even if a QEF election is not made, a shareholder in a PFIC who is a United States person must satisfy information reporting requirements to the IRS every year. During January 2002, 2003 and 2004, we sent to our shareholders the required information to report income and gain under a QEF election - a "PFIC ANNUAL INFORMATION STATEMENT" for the years 2001, 2002, and 2003 respectively.

      We did not have net ordinary earnings or net capital gain for our 2001-2003 taxable years. Therefore, any U.S. Holder who made a timely QEF election for those periods was not required to include any amount in income in those years as a result of that election.

      Any U.S. Holder who would like to receive a PFIC ANNUAL INFORMATION STATEMENT for years 2001, or2002, 2003 or 2010 can contact Mr. Eran Vital, Metalink Ltd., Yakum Business Park, Yakum 60972, Israel.

      Alternatively, provided our ordinary shares qualify as marketable stock, a U.S. Holder can elect to mark our ordinary shares to market annually, recognizing as ordinary income or loss each year that we are a PFIC and the U.S. Holder either holds or disposes of the shares, an amount equal to the difference between the U.S. Holder's adjusted tax basis in our ordinary shares and their fair market value or amount realized. Losses would be allowed only to the extent of net mark-to-market gain included in income by the U.S. Holder for prior taxable years pursuant to the mark-to-market election. As with the QEF election, a U.S. Holder who makes a mark-to-market election with respect to our shares would not be subject to deemed ratable allocations of distributions or gain, the interest charge, or the denial of basis step-up at death described above (except for the first year that the election applies, if that is not the first PFIC
Year). We believe that our shares should be treate as marketable stock for purposes of this mark-to-market election. Subject to our shares not being or ceasing to be marketable, a mark-to-market election is irrevocable without the consent of the IRS. If our shares are de-listed from NASDAQ, our shares would no longer be treated as marktable.

      As noted above, once stock in a foreign corporation is stock in a PFIC in the hands of a particular U.S. shareholder, it remains stock in a PFIC in the hands of that shareholder, even if in later taxable years the foreign corporation ceases to satisfy the test to be a PFIC, unless the shareholder makes a QEF election for the First PFIC Year makes or the mark-to-market election.

      If a U.S. shareholder makes a QEF election for the First PFIC Year, and if in any later year the foreign corporation does not satisfy the test to be a PFIC, the PFIC rules do not apply to the stock of the foreign corporation owned by that shareholder in that year. However, if the foreign corporation subsequently becomes a PFIC in a later taxable year, the QEF rules once again will apply to that stock. A U.S. shareholder who or that did not make a QEF election in the First PFIC Year may make a QEF election in a later taxable year, and if the U.S. shareholder also makes another election, sometimes called a "purging" election, pursuant to which the U.S. shareholder may be required to pay additional tax and interest, the U.S. shareholder will be treated as having made a QEF election in the First PFIC Year.

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

      We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004, 2005, 2006, 2007 or 2008. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, 2005, 2006, 2007 or 2008 (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made an does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

      In 2007, the Company entered into currency-forward and zero cost Collar transactions (NIS/dollar) of $5.0 milion with settlement date through 2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5.0 milion. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match. As a result, the Company recorded in 2007 the amount of $43,000 as change in fair market value of hedging activities in "Other Comprehensive Income" relating to the unsettled transactions as of December 31, 2007. In 2008, the Company settled all the hedging transactions and reclassified it from "Other Comprehensive Income" to earnings concurrent with the effect of the hedged transaction on earning. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.For additional qualitative disclosure see Item 5 - " Impact of Inflation and Foreign Currency Fluctuations".

      Had the NIS exchange rate versus the US dollar been appreciated by 10%, operating loss for 2008 would have been increased from current operating loss of $22.6 million to $24.5 million, an increase of approximately $1.9 million.

INTEREST RATE RISK

      Our exposure to market risk with respect to changes in interest rates relates primarily to our short- and long-term investments. Our short- and long-term investments consist primarily of certificates of deposits and marketable debt securities of highly-rated corporations. On December 31, 2008, we had no long-term investments. As of December 31, 2009 we had no short- and long-term investments.

      The table below present principal amounts of our financial instruments sensitive to interest rate and related weighted average rates by date of maturity for our short- and long-term investments and short- term loans.

--------------------------------------------------------------------------------
                           Short-Term
                    (U.S. dollars in thousands)
--------------------------------------------------------------------------------
MARKETABLE DEBT SECURITIES                 MATURITY DATE OF UP TO 1 YEAR
-------------------------------- -----------------------------------------------
Auction Rates Securities                                 -
-------------------------------- -----------------------------------------------
Weighted Average Interest Rate                           -
-------------------------------- -----------------------------------------------
TRADE RECEIVABLES                   MATURITY OF UP TO 1 YEAR BEARING NO INTEREST
-------------------------------- -----------------------------------------------
Trade receivables                                       461
-------------------------------- -----------------------------------------------
SHORT- TERM LOANS                          MATURITY DATE OF UP TO 1 YEAR
-------------------------------- -----------------------------------------------
Short- term loan                                       4,100
-------------------------------- -----------------------------------------------
Fixed Interest Rate                                     10%
-------------------------------- -----------------------------------------------

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      As described elsewhere in this annual report, on December 29, 2009 our shareholders approved a one-to-ten reverse share split, which we effected on February 22, 2010. Since all of our shareholders were affected, the share split did not result in a dilution of the percentage of aggregate equity ownership.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

      Our principal executive and principal financial officers have concluded that, as of December 31, 2009, the Company's disclosure controls and other procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit to the SEC under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information was accumulated and communicated to our management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

      Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

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

      There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Ms. Orly Etzion, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations. Ms. Etzion also qualifies as an "independent director" under the NASDAQ rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES. Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $40 thousand, for 2009, and 2008 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

TAX FEES. For 2009 and 2008, our principal accountant billed us aggregate amounts of approximately $10 thousand and $0, respectively, for services relating to tax compliance, tax advice and tax planning.

ALL OTHER FEES. For 2009 and 2008 our principal accountant billed us aggregate amounts of approximately $0 and $3.5 thousand, respectively for other services.

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

ITEM 18. FINANCIAL STATEMENTS

      Our consolidated financial statements and related auditors' report for the year ended December 31, 2009 are enclosed as part of this annual report.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

   EXHIBIT NO.    DESCRIPTION

      1.1 Memorandum of Association, as amended and restated through Febrary 22, 2010 (translated from Hebrew).

      1.2 Articles of Association, as amended and restated through Febrary 22, 2010.

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

      4.11* Loan Agreement between the Registrant and certain investors; filed as Exhibit 99.2 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

      4.12*       Form of Note issued to certain investors; filed as Exhibit
                  99.3 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

      4.13* Form of Warrant to purchase Ordinary Shares issued to certain investors; filed as Exhibit 99.4 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

      4.14* Form of Israeli Security Agreement between the Registrant and certain investors; filed as Exhibit 99.5 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

      4.15* Form of U.S. Security Agreement between the Registrant and certain investors; filed as Exhibit 99.6 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

      4.16* Form of Subsidiary Guarantee between the Registrant and certain investors; filed as Exhibit 99.7 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

      4.17* Form of Placement Agent Agreement between the Registrant and the placement agent; filed as Exhibit 99.8 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

      4.18* Amendment to Loan Agreement between the Registrant and certain investors, dated December 31, 2008; filed on Form 6-K filed with the SEC on January 5, 2009, and incorporated herein by reference.

      4.19* Second Amendment to Loan Agreement between the Registrant and certain investors, dated September 6, 2009; filed on Form 6-K filed with the SEC on September 8, 2009, and incorporated herein by reference.

      4.20 Third Amendment to Loan Agreement between the Registrant and certain investors, dated December 30, 2009.

      4.21 Asset Purchase Agreement by and among the Registrant, Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG, dated January 5, 2010.

      4.22 Consulting Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010.

      4.23 Transition Services Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010.

      4.24 Cross License Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010.

      4.25 Sublease Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010.

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

      15          Consent of Brightman Almagor & Co., independent auditors.

-----------------

* Incorporated by reference.

                                 METALINK LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2009

                                 METALINK LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2009

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    PAGE
                                                                    ----

Report of Independent Registered Public Accounting Firm              F-2

Consolidated Balance Sheets as of December 31, 2009 and 2008         F-3

Consolidated Statements of Operations
   for the years ended December 31, 2009, 2008 and 2007              F-4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2009, 2008 and 2007            F-5-F-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2009, 2008 and 2007            F-7-F-8

Notes to Consolidated Financial Statements                         F-9-F-32

[DELOITTE LOGO]
                                                Brightman Almagor
                                                1 Azrieli Center
                                                Tel Aviv 67021
                                                P.O.B. 16593, Tel Aviv 61164
                                                Israel

                                                Tel:     +972(3)608 5555
                                                Fax:     +972(3)609 4022
                                                info@deloitte.co.il
                                                www.deloitte.com

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink, Ltd ("the Company") and its subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2009 and 2008, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company sold its principal line of business, the WLAN business, to Lantiq, A newly-formed fabless semiconductor company founded by Golden Gate Capital.

BRIGHTMAN ALMAGOR ZOHAR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
March 29, 2010

                                 METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,
                                               --------------------------------
                                                    2009              2008
                                               --------------     -------------
                                                         (IN THOUSANDS)
                                               --------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                   $        2,273     $       5,166
   Short-term investments (Note 3)                          -               677
   Trade accounts receivable                              461             2,515
   Other receivables (Note 12)                            602             1,529
   Prepaid expenses                                        88               209
   Deferred charges (Note 8)                                -               242
   Inventories (Note 4)                                 1,068             2,508
                                               --------------     -------------
           Total current assets                         4,492            12,846
                                               --------------     -------------

SEVERANCE PAY FUND (Note 6)                             1,229             1,195
                                               --------------     -------------

PROPERTY AND EQUIPMENT, NET (Note 5)                    2,145             3,338
                                               ==============     =============

           Total assets                        $        7,866     $      17,379
                                               ==============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
   (DEFICIENCY)
CURRENT LIABILITIES
   Trade accounts payable                      $        1,542     $         739
   Other payables and accrued expenses
      (Note 12)                                         3,239             3,257
   Short-term loan  (Note 8)                            4,100             2,101
   Warrants to issue shares  (Note 8)                     289               196
                                               --------------     -------------
          Total current liabilities                     9,170             6,293
                                               --------------     -------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                           1,798           2,098
                                                --------------     -----------

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 10)
  Ordinary shares of NIS 0.1 par value
   (Authorized - 50,000,000 shares, issued and
   outstanding 26,637,232 and 24,752,232 shares
   as of December 31, 2009 and December 31, 2008,
   respectively)                                           759             711
  Additional paid-in capital                           157,692         156,500
  Accumulated other comprehensive loss                       -            (124)
  Accumulated deficit                                 (151,668)       (138,214)
                                                --------------     -----------
                                                         6,783          18,873
                                                --------------     -----------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2009 and 2008                          (9,885)         (9,885)
                                                --------------     -----------
           Total shareholders' equity
             (deficiency)                               (3,102)          8,988
                                                ==============     ===========

           Total liabilities and shareholders'
             equity (deficiency)                $        7,866     $    17,379
                                                ==============     ===========


The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                  ----------------------------------------------
                                                                                        2009             2008          2007
                                                                                  ----------------   ------------  -------------
                                                                                  (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                                  ----------------------------------------------
Revenues (Note 13)                                                                $          4,916   $     7,162   $    10,166
                                                                                  ----------------   -----------   -----------
Cost of revenues (Note 13):
  Costs and expenses                                                                         3,174         2,964         4,736
  Royalties to the Government of Israel (Note 7)                                               160           218           297
                                                                                  ----------------   -----------   -----------
       Total cost of revenues                                                                3,334         3,182         5,033
                                                                                  ================   ===========   ===========

 GROSS PROFIT                                                                                1,582         3,980         5,133

Operating expenses:
  Gross research and development                                                             9,627        22,516        25,474
  Less - Royalty bearing and other grants                                                    1,898         3,068         2,598
                                                                                  ----------------   -----------   -----------
  Research and development, net                                                              7,729        19,448        22,876
                                                                                  ----------------   -----------   -----------
  Selling and marketing                                                                      1,397         4,502         5,427
  General and administrative                                                                 2,416         2,647         2,451
                                                                                  ----------------   -----------   -----------
       Total operating expenses                                                             11,542        26,597        30,754
                                                                                  ================   ===========   ===========

 OPERATING LOSS                                                                             (9,960)      (22,617)      (25,621)

Financial income (expenses), net                                                            (3,494)        1,639         1,298
                                                                                  ----------------   -----------   -----------

 NET LOSS                                                                         $        (13,454)  $   (20,978)  $   (24,323)
                                                                                  ================   ===========   ===========
Loss per ordinary share:
  Basic                                                                           $           (5.4)  $      (8.9)  $     (11.4)
                                                                                  ================   ===========   ===========
  Diluted                                                                         $           (5.4)  $      (8.9)  $     (11.4)
                                                                                  ================   ===========   ===========

Shares used in computing loss per ordinary share:
  Basic                                                                                  2,482,863     2,356,971     2,131,926
                                                                                  ================   ===========   ===========
  Diluted                                                                                2,482,863     2,356,971     2,131,926
                                                                                  ================   ===========   ===========


 The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

     STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                       (in thousands, except share data)

                                                                                                                 ACCUMULATED
                                                   NUMBER  OF   NUMBER OF             ADDITIONAL    TREASURY        OTHER
                                                   OUTSTANDING  TREASURY    SHARE      PAID-IN       STOCK      COMPREHENSIVE
                                                     SHARES      SHARES    CAPITAL     CAPITAL     (AT COST)    INCOME (LOSS)
                                                   ----------- ---------   -------   ----------   ----------   --------------
BALANCE AT
   DECEMBER 31, 2006                                20,653,826    898,500  $    614  $   133,119   $  (9,885)  $          (52)

Changes during 2007:
Exercise of employee options                           523,406          -        13        2,156           -                -
Employee stock-based
   compensation                                              -          -         -        1,494           -                -
Issuance of shares (Note10(A))                       3,200,000          -        74       17,934           -                -
Other comprehensive income:
   Unrealized gain on marketable securities                  -          -         -            -           -               57
   Change in fair market value of hedging
       derivatives                                           -          -         -            -           -               43
Loss for the year                                            -          -         -            -           -                -
                                                   -----------  ---------  --------  -----------   ---------   --------------
Total comprehensive loss

BALANCE AT
   DECEMBER 31, 2007                                24,377,232    898,500  $    701  $   154,703   $  (9,885)  $           48
                                                   ===========  =========  ========  ===========   =========   ==============

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                     275,000          -         8            2           -                -
Employee stock-based
   compensation                                              -          -         -        1,781           -                -
Exercise of  warrants  (Note 8)                        100,000          -         2           16           -                -
Expenses related to issuance of shares                       -          -         -           (2)          -                -
Other comprehensive income:
   Unrealized gain on marketable securities                  -          -         -            -           -             (129)
   Reclassification of fair value of derivatives
       Used in cash flow hedge                               -          -         -            -           -              (43)
Loss for the year                                            -          -         -            -           -                -
                                                   -----------  ---------  --------  -----------   ---------   --------------
Total comprehensive loss

BALANCE AT
   DECEMBER 31, 2008                                24,752,232    898,500  $    711  $   156,500   $  (9,885)  $         (124)
                                                   ===========  =========  ========  ============  ==========  ===============

                                                                       TOTAL
                                                    ACCUMULATED    COMPREHENSIVE
                                                      DEFICIT      INCOME (LOSS)     TOTAL
                                                   ------------   --------------   ---------
BALANCE AT
   DECEMBER 31, 2006                               $    (92,913)                   $ 30,883

Changes during 2007:
Exercise of employee options                                  -                -      2,169
Employee stock-based
   compensation                                               -                -      1,494
Issuance of shares (Note10(A))                                -                -     18,008
Other comprehensive income:
   Unrealized gain on marketable securities                   -               57         57
   Change in fair market value of hedging
       derivatives                                            -               43         43
Loss for the year                                       (24,323)         (24,323)   (24,323)
                                                   ------------   --------------   --------
Total comprehensive loss                                          $      (24,223)
                                                                  ==============
BALANCE AT
   DECEMBER 31, 2007                               $   (117,236)                   $ 28,331
                                                   ============                    ========

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                            -                -         10
Employee stock-based
   compensation                                               -                -      1,781
Exercise of  warrants  (Note 8)                               -                -         18
Expenses related to issuance of shares                        -                -         (2)
Other comprehensive income:
   Unrealized gain on marketable securities                   -             (129)      (129)
   Reclassification of fair value of derivatives
       Used in cash flow hedge                                -              (43)       (43)
Loss for the year                                       (20,978)         (20,978)   (20,978)
                                                   ------------   --------------   --------
Total comprehensive loss                                          $      (21,150)
                                                                  ==============
BALANCE AT
   DECEMBER 31, 2008                               $   (138,214)                   $  8,988
                                                   ============                    ========

The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                           ACCUMULATED
                                              NUMBER  OF   NUMBER OF            ADDITIONAL    TREASURY        OTHER
                                              OUTSTANDING  TREASURY    SHARE      PAID-IN      STOCK      COMPREHENSIVE
                                                SHARES      SHARES    CAPITAL     CAPITAL    (AT COST)    INCOME (LOSS)
                                              -----------  ---------  --------  -----------  ----------  ---------------
BALANCE AT
   DECEMBER 31, 2008                           24,752,232    898,500  $    711  $   156,500  $  (9,885)  $         (124)

Changes during 2009:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                 50,000          -         1            -          -                -
Employee stock-based
   compensation                                         -          -         -          483          -                -
Exercise of  warrants  (Note 8)                 1,835,000          -        47          709          -                -
Other comprehensive income:
   Unrealized gain on marketable securities             -          -         -            -          -              124
Loss for the year                                       -          -         -            -          -                -
                                              -----------  ---------  --------  -----------  ---------   --------------
Total comprehensive loss

BALANCE AT
   DECEMBER 31, 2009                           26,637,232    898,500  $    759  $   157,692  $  (9,885)  $            -
                                              ===========  =========  ========  ===========  =========   ==============


                                                                  TOTAL
                                               ACCUMULATED    COMPREHENSIVE
                                                 DEFICIT      INCOME (LOSS)     TOTAL
                                              ------------   --------------   --------
BALANCE AT
   DECEMBER 31, 2008                          $   (138,214)                   $  8,988

Changes during 2009:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                       -                -          1
Employee stock-based
   compensation                                          -                -        483
Exercise of  warrants  (Note 8)                          -                -        756
Other comprehensive income:
   Unrealized gain on marketable securities              -              124        124
Loss for the year                                  (13,454)         (13,454)   (13,454)
                                              ------------   --------------   --------
Total comprehensive loss                                     $      (13,330)
                                                             ==============
BALANCE AT
   DECEMBER 31, 2009                          $   (151,668)                   $ (3,102)
                                              ============                    ========

The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                              ------------------------------
                                                                                                2009       2008        2007
                                                                                              --------   --------   --------
                                                                                                     (IN THOUSANDS)
                                                                                              ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                      $(13,454)  $(20,978)  $(24,323)
Adjustments to reconcile net loss to net cash
used in operating activities (Appendix)                                                          9,626     (2,169)     4,238
                                                                                              --------   --------   --------
NET CASH USED IN OPERATING ACTIVITIES                                                           (3,828)   (23,147)   (20,085)
                                                                                              --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits                                  -          -    (44,794)
Proceeds from maturity and sales of marketable debt securities and certificates of deposits        800     18,491     49,181
Proceeds from disposal of property and equipment                                                    48        128         12
Purchase of property and equipment                                                                 (15)      (793)    (1,975)
                                                                                              --------   --------   --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                                          833     17,826      2,424
                                                                                              --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                                       21          8     20,177
Proceeds from issuance of warrants to issue shares, as part of the
   loan received (Note 8)                                                                          123      1,838          -
Loan received, net of issuance costs                                                             1,958      1,350          -
Repayment of loan                                                                               (2,000)         -          -
                                                                                              --------   --------   --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                          102      3,196     20,177
                                                                                              ========   ========   ========

Increase (decrease) in cash and cash equivalents                                                (2,893)    (2,125)     2,516
Cash and cash equivalents at beginning of year                                                   5,166      7,291      4,775
                                                                                              --------   --------   --------
Cash and cash equivalents at end of year                                                      $  2,273   $  5,166   $  7,291
                                                                                              ========   ========   ========

The accompanying notes are an integral part of the financial statements

                                              METALINK LTD.

                            APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                               2 0 0 9          2 0 0 8          2 0 0 7
                                                              ----------       ----------       ----------
                                                                             (IN THOUSANDS)
                                                              --------------------------------------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                               $    1,160       $    1,397       $    1,302
  Amortization of marketable debt securities and deposit
   premium and accretion of discount                                  (1)             (36)              57
  Amortization of deferred charges and loan discount and
     increase in the face value of the loan                        2,305              488                -
  Increase (decrease) in warrants to issue shares                    706           (1,622)               -
  Increase (decrease) in accrued severance pay, net                 (334)            (311)             104
  Employee stock-based compensation                                  483            1,781            1,494
  Capital (gain) loss                                                  -               96               (4)

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                        2,054           (1,838)           1,348
  Other receivables and prepaid expenses                           1,050            1,146           (1,674)
  Inventories                                                      1,440             (743)           1,406
Increase (decrease) in liabilities:
  Trade accounts payable                                             803             (825)            (716)
  Other payables and accrued expenses                                (40)          (1,702)             921
                                                              ----------       ----------       ----------

                                                              $    9,626       $   (2,169)      $    4,238
                                                              ==========       ==========       ==========

The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1  - GENERAL

          Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research and development of high-throughput wireless local area network chipsets, and in the sale of high performance broadband access chipsets used by telecommunications and networking equipment manufacturers. The Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

          SUBSEQUENT EVENTS -

          On February 15, 2010 the Company completed the sale of the wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,500 in cash as follows:

               o $5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor. For further details on the loan agreement see Note 8.

               o Up to $800 (subject to downward adjustments) to be paid on March 31, 2010; and $2,000 to be paid in four installments throughout the year 2010;

               o Earn-out payments of up to an aggregate $8,000, contingent upon the acquired business' achievement of specified performance targets through March 2012.

          Moving forward the Company will continue supporting its current DSL activities.

          On March 8, 2010 the NASDAQ staff informed the Company that it has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders' equity requirement in Listing Rule 5550(b)(1). Accordingly, the staff has determined to continue the listing of the Company's securities on the Nasdaq Stock Market.

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

               Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars at the spot rate on the day of the transaction. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

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

          E.   MARKETABLE DEBT SECURITIES

               The Company accounts for its investments in marketable securities in accordance with ASC 320-10 (formerly known as SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities").

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

               During 2009 the company sold all of its marketable securities investments. As of December 31, 2008 all marketable debt securities were designated as available-for-sale and accordingly were stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, are determined based on specific identification and are included in the consolidated statement of operations.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2009 and 2008 no provision was required.

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

               The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 (formerly known as SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets").

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

          K.   DEFERRED INCOME TAXES

               Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with ASC 740-10 (formerly known as SFAS No. 109, "Accounting for Income Taxes").

          L.   NET LOSS PER ORDINARY SHARE

               Basic and diluted net loss per share have been computed in accordance with ASC 260-10 (formerly known as SFAS No. 128, "Earnings per Share") using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 25,420,046, 8,356,748 and 204,399 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2009, 2008 and 2007, respectively due to the anti-dilutive effect.

          M.   STOCK-BASED COMPENSATION

               The company applies ASC 718-10 (formerly known as SFAS No. 123(R), "Share Based Payment"). The Company's net loss for the year ended December 31, 2009, 2008 and 2007 includes $483, $1,781 and $1,494 of compensation expenses related to the Company's share-based compensation awards, respectively.

               For purposes of estimating fair value , the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2009, 2008 and 2007 (all in weighted averages):

                            2009      2008      2007
                          --------  -------   -------
Risk-free interest rate      2.23%     2.25%     4.26%
Expected life (in years)     2.97      2.51      2.43
Expected volatility (*)        60%       38%       32%
Expected dividend yield      None      None      None

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          M.   STOCK-BASED COMPENSATION (CONT.)

               The Company is utilizing the simplified method, to determine the expected life used in fair valuation of newly granted awards.

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

               (i) As of December 31, 2009, the Company had cash and cash equivalents that totaled to $2,273 all of which are deposited in a major Israeli financial institution. As of December 31, 2008, the Company had cash and cash equivalents and short-term investments that totaled to $5,843, most of which were deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

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

          R.   DERIVATIVE FINANCIAL INSTRUMENTS

               ASC 815-10 (formerly known as SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended), requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

               See Note 15 for disclosure of the derivative financial instruments in accordance with such pronouncements.

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

               In May 28, 2009, the FASB issued ASC 855-10 (formerly SFAS 165), which provides guidance on management's assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. ASC 855-10 represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity's financial statements

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

               ASC 855-10 is not expected to significantly change practice because its guidance is similar to that in AU Section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. ASC 855-10 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material impact on the Company consolidated financial statements.

               In April 2009 the FASB issued an amendment to ASC 320-10-65 (Investments - Debt and Equity Securities) Through the issuance of FASB staff position 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("OTTI") for investment in debt securities . This amendment applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. Under the amendment, the primary change to the OTTI model for debt securities is the change in focus from an entity's intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security,
               (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the amendment changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings. However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income (OCI). The adoption of ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) did not have a material impact on the Company consolidated financial statements.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

               In October 2009, the FASB issued "Accounting Standards Update ("ASU") 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF" (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term "fair value" in the revenue allocation guidance with the term "selling price" in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

               The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

               The update will be effective for revenue arrangements entered into or modified in fiscal year beginning on or after June 15, 2010 with earlier adoption permitted.The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3  - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

          A.   SHORT-TERM INVESTMENTS

               Comprised  as  follows:

                                                                     DECEMBER 31,
                            -----------------------------------------------------------------------------------------------
                                                  2009                                            2008
                            -----------------------------------------------   ---------------------------------------------

                              AMORTIZED    UNREALIZED   UNREALIZED   MARKET   AMORTIZED    UNREALIZED   UNREALIZED   MARKET
                                COST         LOSSES        GAINS      VALUE      COST        LOSSES        GAINS      VALUE
                            -------------  -----------  ----------- ------    ----------  ------------  -----------  ------
Available for sale:

Auction Rate Securities
  (ARS)                     $           -  $         -  $         - $      -  $      801  $      (124)  $         -  $   677
                            -------------  -----------  ----------- --------  ----------  -----------   -----------  -------
Total available for sale:
  Marketable securities     $           -  $         -  $         - $      -  $      801  $      (124)  $         -  $   677
                            =============  ===========  =========== ========  ==========  ===========   ===========  =======


          The Company's financial income, net for the year ended December 31, 2009 and 2008 includes $0 and $15 of realized gains, respectively.

          During 2009 the company sold all of its marketable securities investments .As of December 31, 2008 all the investments are classified in accordance with ASC 320-10 (formerly known as SFAS 115) as available-for-sale.

NOTE 4 - INVENTORIES

          Comprised as follows:

                                                       DECEMBER 31,
                                             ------------------------------
                                                   2009            2008
                                             ---------------  -------------
                                                     (IN THOUSANDS)
                                             ------------------------------
Raw materials and components                 $           288  $       1,630
Work-in-process                                          179             23
Finished products                                        601            855
                                             ---------------  -------------
                                             $         1,068  $       2,508
                                             ===============  =============

          The balances are net of write-downs of $1,230 and $1,334 as of December 31, 2009 and 2008, respectively.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5  - PROPERTY AND EQUIPMENT

          Comprised as follows:

                                                                     DECEMBER 31,
                                                           ------------------------------
                                                                 2009           2008
                                                           ---------------  -------------
                                                                    (IN THOUSANDS)
                                                           ------------------------------
              Cost:
               Computers and equipment                     $        13,158  $      13,201
               Furniture and fixtures                                  495            571
               Leasehold improvements                                1,363          1,363
                                                           ---------------  -------------
                                                           $        15,016  $      15,135
                                                           ===============  =============

              Accumulated depreciation and amortization:
               Computers and equipment                     $        11,398  $      10,578
               Furniture and fixtures                                  233            223
               Leasehold improvements                                1,240            996
                                                           ---------------  -------------
                                                           $        12,871  $      11,797
                                                           ===============  =============
               Property and equipment, net                 $         2,145  $       3,338
                                                           ===============  =============

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

          The severance pay expenses for the years ended December 31, 2009, 2008 and 2007 were $226, $1,058, and $961, respectively.

          The Company has no liability for pension expenses to its employees.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES

          A.   ROYALTIES

               (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of between 3% to 4.5%. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2009 was $28,693

                    The research and development grants are presented in the statements of operations as an offset to research and development expenses.

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

                    Royalty expenses to the Government of Israel for the years ended December 31, 2009, 2008 and 2007 were $160, $218 and
                    $297, respectively.

               (ii) The Company is obligated to pay royalties to certain
                    third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2009, 2008 and 2007 were $171, $113 and $188 respectively.

              (iii) Subsequent to the reporting date the Company assigned its royalties commitments related to the wireless activities to Lantiq as part of the sale of the wireless local area network (WLAN) business (see note 1).

          B.   LEASE COMMITMENTS

               (i) The premises of the Company in Israel are rented under an operating lease agreements expiring in September 2010, the premises of the Company in Taiwan is rented under an operating lease agreement expiring in July 2010.

                    Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2009, are as follows:

                          YEAR                      $
                          ----                     ----

                          2010                      604

                    The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel in the amount of $193.

                    Total rent expenses for the years ended December 31, 2009, 2008 and 2007 were $889, $1,451 and $1,126, respectively.

               Subsequent to the reporting date the company assigned its rental payments pursuant to the existing lease commitments to Lantiq as part of the sale of the wireless local area network (WLAN) business (see note 1).

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $30 as of December 31, 2009. Lease expenses for the years ended December 31, 2009, 2008 and 2007, were $432, $1,147 and $1,224, respectively. Subsequent to the reporting date, the company assigned to Lantiq its leasing commitments related to the transferred motor vehicles, as part of the sale of the wireless local area network (WLAN) business (see note 1).

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

               In December 2003 the former employee filed a claim in the second phase of the arbitration (the "Second Arbitration") in the amount of $3.2 million and at least $2.9 million before deductions and also a sum of $3.8 million for Funding differences. The Company contested this claim and filed a claim for damages against the former employee in the amount of $250,000 and for a refund of the NIS1.9 million already paid to him according to the foregoing judgment and of the sum paid as statutory severance pay and reimbursement of travel expenses.

               Both parties have filed their pleadings, affidavits, and expert opinions. Cross-examination started in 2009, during which motions for disclosure of documents, summoning witnesses and temporary remedies were filled. These motions are still pending.

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

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8  - SHORT-TERM LOAN

          In September 2008, the Company entered into a short term secured loan agreement with an institutional investor. According to the loan agreement, the lender agreed to extend to the company a loan of $3,500 at the first stage ("First Loan") and, at the request of the Company, an additional loan of up to $4,500 ("Second Loan"). On December 31, 2008, the Loan Agreement was amended such that, among other things, the Second Loan will be provided in two tranches of $2,250 each.

          The key terms of the loan agreement are as follows:

               o    The outstanding principal amount (including of the Second
                    Loan) is due and payable in one payment 12 months after the first closing;

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

          In addition, in consideration for the First Loan, the Company issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the first tranche of the Second Loan, the Company issued to the lender five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance), subject to adjustments.

          Under the agreement, the Company received in September 2008 a loan in the amount of $3,500 ("First Loan") offset by issuance expenses in the amount of $313. The Company allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), the Company allocated to the warrants $1,838, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, the Company recorded $1,419 of financial expenses related to the amortization of the First Loan discount.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8  - SHORT-TERM LOAN (CONT.)

          In January 2009 the company received half of the Second Loan at the amount of $2,250 ("Second Loan") offset by issuance expenses in the amount of $169. The Company allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), the Company allocated to the warrants $123, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 0.04%; dividend yield of zero; expected volatility of 178.5%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, the Company recorded $123 of financial expenses related to the amortization of the Second Loan discount.

          On September 6, 2009, the Company entered into a second amendment to the Loan Agreement (the "Second Amendment"), whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the Second Amendment, the Company immediately repaid the Lender $2,000 out of the outstanding $5,750. The Company also agreed that in the event of a fundamental transaction (such as the contemplated sale to Lantiq described in Note 1), the repayment amount will be $4,312.5.

          Pursuant to the Second Amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to $0.03 per share.

          On December 30, 2009, the Company entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4,312.5 originally due upon the closing of the Lantiq transaction will be reduced to $4,100 and repaid in four installments: $3,750 at closing , which occurred on February 15, 2010, and the remainder in three installments by March 31, 2011.

          In accordance with ASC 815-10 (formerly known as FAS 133), the warrants are recorded on the balance sheet as derivative liability and carried at fair value, due to the fact that in certain circumstances the warrants may be paid off in cash according to the lender's decision. Gains and losses resulting from changes in the fair values of the warrants are recorded in financial expenses, net on the consolidated statement of operations. For the year ended December 31, 2009, the Company recorded $706 of financial expenses related to the increase in the fair value of these warrants.

          In 2009, 1,835,000 warrants were exercised for 1,835,000 shares of common stock for a total of $18.

          In 2008, 100,000 warrants were exercised for 100,000 shares of common stock for a total of $1.

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

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9  - FAIR VALUE MEASUREMENTS

          The Company adopted the provisions of ASC 820-10 (formerly known as SFAS No. 157), effective January 1, 2008, concurrent with the adoption of ASC 470-20-25-21(formerly known as SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities").

          Fair values of the warrants were determined utilizing the income approach using the UV Bloomberg Merton formula.

          Recurring Fair Value Measurements Using the Indicated Inputs:

          Liabilities:

                                                SIGNIFICANT
                                                   OTHER
                                                 OBSERVABLE
                                                  INPUTS
                           DECEMBER 31, 2009     (LEVEL 2)
                          ------------------  ---------------
Warrants                  $              289  $           289
                          ------------------  ---------------
                          $              289  $           289
                          ==================  ===============


NOTE 10 - SHARE  CAPITAL

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

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

               In August 2007, the Company has entered into Purchase Agreements with institutional investors. Pursuant to the Purchase Agreements, the Company agreed to sell 3,200,000 ordinary shares at $6.00 per share. The purchasers also received five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share (subject to adjustments). The Company evaluated each component in the Purchase agreement to determine whether it should be classified as equity or liability. The Company determined that all components (warrants and shares) were determined to be eligible for equity classification. As such the warrants were initially recorded in equity at their fair value at the date of issuance, with no subsequent remeasurement, with the remainder of the proceeds allocated to the shares. The fair value of the warrants amounted to $1,081.

               In February 2010, the Company has implemented a one-for-ten reverse stock split of its outstanding ordinary shares. Pursuant to this reverse stock split, each ten (10) shares of common stock of the Company's issued and outstanding shares as of the date following the reverse stock split was converted into one
               (1) share of the Company's common stock. Options in the following Notes 10 B through D are represented in their original pre-split value, loss per share calculation have been adjusted retroactively to reflect the one for ten reverse stock split.

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

               (ii) Pursuant to the Plans, as of December 31, 2009, an
                    aggregate of 4,058,762 options of the Company are still available for future grants.

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

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               (iv) In October 2007, the Board of Directors of the Company
                    allowed the grant of Restricted Stock Units ("RSU") under each of the Company's Plans. RSU is a right to receive a share of the Company, under certain provisions, for a consideration of no more than the underlying share's nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company's ordinary share and the grantee shall pay to the Company its nominal value as a precondition to any receipt of such share. In 2007 ,2008 and 2009 the Company granted 10,000 RSU, 293,500 RSU and 20,000 RSU respectively.

               A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2009, 2008 and 2007 and changes during the years then ended are as follows:

                                        DECEMBER 31, 2009                     DECEMBER 31, 2008           DECEMBER 31, 2007
                                ---------------------------------------  ------------------------------  ----------------------
                                                          WEIGHTED                            WEIGHTED                WEIGHTED
                                                          AVERAGE                              AVERAGE                 AVERAGE
                                                          EXERCISE                            EXERCISE                EXERCISE
                                      SHARES               PRICE               SHARES           PRICE      SHARES       PRICE
                                ------------------   ------------------  ------------------   ---------  ----------  ----------
Options outstanding at
  beginning of year                      2,973,528   $             5.50           4,533,398   $    6.41   3,761,629   $    4.46
Granted during year                         28,100                 0.20           2,111,582        2.25   1,608,100        6.66
Forfeited during year                   (1,513,484)                5.40          (3,407,452)       5.11    (317,925)       5.54
Exercised during year                      (50,000)                0.03            (264,000)       0.03    (518,406)       4.13
                                ------------------                       ------------------              ----------

Outstanding at end of year               1,438,144                 5.70           2,973,528        5.50   4,533,398        6.41
                                ==================                       ==================              ==========

Options exercisable at end
of year                                  1,346,378                 5.82           2,176,676        6.22   2,344,223        6.64
                                ==================                       ==================              ==========

Weighted average fair
value of options & RSU granted
during year                     $             0.35                       $             0.65              $     1.85
                                ==================                       ==================              ==========


                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2009:

                             OPTIONS & RSU OUTSTANDING                     OPTIONS & RSU EXERCISABLE
                 -----------------------------------------------------  ----------------------------------
                                                     WEIGHTED
                          NUMBER                     AVERAGE            WEIGHTED      NUMBER      WEIGHTED
                      OUTSTANDING AT                REMAINING           AVERAGE   EXERCISABLE AT  AVERAGE
                       DECEMBER 31,                CONTRACTUAL          EXERCISE   DECEMBER 31,   EXERCISE
EXERCISE PRICE             2009                  LIFE (IN YEARS)         PRICE         2009        PRICE
---------------  -------------------------  --------------------------  --------  --------------  --------
0.00 - 2.66                        677,883                        3.43      1.69         639,417      1.70
2.76 - 3.28                         22,100                        0.71      3.05          22,100      3.05
3.39 - 4.00                         33,200                        0.38      3.80          15,000      3.80
4.04 - 5.00                         49,127                        1.09      4.36          49,127      4.36
5.04 - 7.00                        168,150                        0.57      5.99         147,850      5.94
7.01 - 8.95                        229,600                        1.17      7.30         214,800      7.30
9.00 - 22.06                       258,084                        0.46     15.34         258,084     15.34
                 -------------------------                                        --------------
                                 1,438,144                        2.01      5.70       1,346,378      5.82
                 =========================                                        ==============

          D.   OPTIONS ISSUED TO CONSULTANTS

               In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2009, 253,000 options have been granted (0 in 2009, 1,000 in 2008 and 30,000 in 2007) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.83 - $ 22.13 per share. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.95%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to ten years.

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

               (ii) "Approved Enterprise"

                    The production facilities of the Company have been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2009, the period of benefits had not yet commenced.

                    Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 26% in 2009 (regular "Company Tax"). The regular Company Tax rate in 2010 and thereafter will be reduced to 25%.

                    In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                    On July 23, 2009, the Economic Efficiency Act (Revised Law for Implementation of the Economic Plan for 2009-2010), 5769-2009 (the "Arrangements Law") was published. Under the Arrangements Law, the Income Tax Ordinance (New Version), 5721-1961 (the "Income Tax Ordinance") was amended such that the 26% and 25% tax rates imposed upon Israeli companies in the years 2009 and 2010, respectively, will be gradually reduced beginning in the 2011 tax year, for which the corporate tax rate will be set at 24%, until the 2016 tax year, for which the corporate tax rate will be set at 18%. The company did not realize any deferred tax income as a result of the amendment to the Income Tax Ordinance.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES  ON  INCOME  (CONT.)

          B.   LOSSES FROM CONTINUING OPERATIONS

                                              YEAR ENDED DECEMBER 31,
                                          --------------------------------
                                             2009        2008       2007
                                          ----------   --------   --------
                                                   (IN THOUSANDS)
                                          --------------------------------
Israeli company                           $  (13,435)  $(21,072)  $(24,512)
U.S. subsidiary                                  (19)        94        189
                                          ----------   --------   --------
                                          $  (13,454)  $(20,978)  $(24,323)
                                          ==========   ========   ========

          C.   RECONCILIATION OF INCOME TAXES

               The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                              2009        2008       2007
                                                           ----------   --------   --------
                                                                     (IN THOUSANDS)
                                                           --------------------------------
Net loss as reported in the
   consolidated statements of operations                   $  (13,454)  $(20,978)  $(24,323)
Statutory tax rate                                                 26%        27%        29%
Income Tax under statutory tax rate                        $   (3,498)  $ (5,664)  $ (7,054)

Tax benefit arising from the Approved
   Enterprise                                                   2,956      4,847      6,128
Increase (decrease) in valuation allowance                       (866)       972        459
Permanent differences, net                                      1,408       (155)       467
                                                           ----------   --------   --------

Actual income tax                                          $        -   $      -   $      -
                                                           ==========   ========   ========

          D.   DEFERRED TAXES

               The main components of the Company's deferred tax assets are as follows:

                                                                                       DECEMBER 31,
                                                                            ------------------------------
                                                                                 2009             2008
                                                                            ---------------   ------------
                                                                                     (IN THOUSANDS)
                                                                            ------------------------------
Net operating loss carry forwards in Israel                                 $         7,320   $      6,698
Net operating loss carry forwards of non-Israeli subsidiary                               -          1,176
Other allowances                                                                        455            767
                                                                            ---------------   ------------
        Total gross deferred tax assets                                               7,775          8,641
Less - Valuation allowance                                                            7,775          8,641
                                                                            ---------------   ------------
        Total deferred tax asset                                            $             -   $          -
                                                                            ===============   ============

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME (CONT.)

          D.   DEFERRED TAXES (CONT.)

               Under ASC 740-10 (formerly known as FASB Statement No. 109), deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

               Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

               Tax loss carryforwards of the Company totaling $183,012 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          E.   TAX ASSESSMENTS

               The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

          F.   FASB INTERPRETATION NO. 48, "ACCOUNTING FOR UNCERTAINTY IN
               INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48"), AS CODIFIED INTO ASC 740-10.

               On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), as codified into ASC 740-10, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company adopted the provisions of FIN 48 in 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 - SUPPLEMENTARY  BALANCE  SHEET  INFORMATION

          A.   OTHER RECEIVABLES

               Comprised as follows:

                                                                              DECEMBER 31,
                                                                    ------------------------------
                                                                          2009           2008
                                                                    ---------------  -------------
                                                                          (IN THOUSANDS)
                                                                    ------------------------------
               Research and development participation from the
                  Government of Israel                              $           311  $       1,437
               Loan to former employee (*)                                       45             45
               Others                                                           246             47
                                                                    ---------------  -------------
                                                                    $           602  $       1,529
                                                                    ===============  =============

               (*) Interest bearing loan granted to former employee under arbitration proceedings between the Company and the former employee. For further details see Note 7C.

          B.   OTHER PAYABLES AND ACCRUED EXPENSES

               Comprised as follows:

                                                                DECEMBER 31,
                                                      ------------------------------
                                                             2009          2008
                                                      ---------------  --------------
                                                              (IN THOUSANDS)
                                                      -------------------------------
               Payroll and related amounts            $           924  $        1,147
               Accrued expenses                                 1,516           1,046
               Royalties to the Government of Israel               46             115
               Others                                             753             949
                                                      ---------------  --------------
                                                      $         3,239  $        3,257
                                                      ===============  ==============


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



                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                             2009       2008    2007
                                                          ---------  --------  --------
                                                                  (IN THOUSANDS)
                                                          -----------------------------
REVENUES:
Korea                                                     $     336  $    542  $  1,051
Israel                                                        1,218     1,554     2,023
United States                                                 1,308        75     2,284
Other foreign countries (mainly European)                     2,054     4,991     4,808
                                                          ---------  --------  --------
                                                          $   4,916  $  7,162  $ 10,166
                                                          ===================  ========

                                            DECEMBER 31,
                                   ----------------------------
                                      2009      2008     2007
                                   ---------  -------  --------
                                            (IN THOUSANDS)
                                   ----------------------------
LONG-LIVED ASSETS:
Israel                             $   1,871  $ 2,895  $  3,279
Taiwan                                   274      443       583
United States                              -        -       320
                                   ---------  -------  --------
                                   $   2,145  $ 3,338  $  4,182
                                   =========  =======  ========

          B.   SALES TO MAJOR CUSTOMERS

               The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                               YEAR ENDED DECEMBER 31,
                                              ------------------------
                                               2009     2008     2007
                                              -----    -----   -------
Customer A                                      21%       31%      17%
Customer B                                      24%       16%      19%
Customer C                                      26%       (*)      (*)
Customer D                                      (*)       16%      (*)
Customer E                                      (*)       (*)      20%
Customer F                                      (*)       (*)      13%

               (*)  Less  than  10%.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (CONT.)

          C.   COST OF REVENUES:

                                                         YEAR ENDED DECEMBER 31,
                                                       -----------------------------
                                                           2009      2008     2007
                                                       -----------  -------  -------
                                                                (IN THOUSANDS)
                                                       -----------------------------
Materials and production expenses                      $     2,753  $ 1,975  $ 3,004
Salaries, wages and  employee benefits                          60      348      440
Depreciation and amortization                                   23       28       43
Other manufacturing costs                                      240      243      320
                                                       -----------  -------  -------
                                                             3,076    2,594    3,807
Decrease in finished
     products and work-in-process                               98      370      929
                                                       -----------  -------  -------
                                                             3,174    2,964    4,736
Royalties to the Government of Israel                          160      218      297
                                                       -----------  -------  -------
                                                       $     3,334  $ 3,182  $ 5,033
                                                       ===========  =======  =======

NOTE 14 - RELATED PARTIES

          Payroll and related amounts to related parties in 2009, 2008 and 2007 were $238, $251 and $253, respectively.

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


                                             METALINK LTD.


                                             By: /s/ Rony Eizenshtein
                                                 --------------------
                                                 Name:  Rony Eizenshtein
                                                 Title: Chief Financial Officer
Date: June 29, 2010