Form 20-F/A
period 2009-12-31
METALINK LTD
filed 2011-01-24
CIK 1098462

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 1

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
     EXCHANGE ACT OF 1934
                  For the transition period from __________ to__________

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934
               Date of event requiring this shell company report________

                         COMMISSION FILE NUMBER 0-30394

                                  METALINK LTD.
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                          PO 4454, GEALYA 76885, ISRAEL
                    (Address of principal executive offices)

     ATTN: NETA ESHED, TEL: +972-77-4495900 FAX: +972-77-4495901, PO 4454,
     GEALYA 76885, ISRAEL
     (Name, Telephone, E-mail and/or Facsimile number and Address of Company
     Contact Person

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

      TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH REGISTERED
ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE*       NASDAQ CAPITAL MARKET

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

                              [X] Yes    [_] No

                                EXPLANATORY NOTE

     Metalink Ltd. (the "Company," "Metalink" or "we") is filing this Amendment
No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2009, which was originally filed with the Securities and Exchange Commission ("SEC")
on June 30, 2010 (the "Original Filing").

     This Amendment No. 1 is being filed solely for the purpose of (1) amending the paragraph titled "Evaluation of Disclosure Controls and Procedures" under
Item 15 of the Original Filing to clarify and correct the disclosure with respect to the effectiveness of our disclosure controls and procedures as of
December 31, 2009 and (2) correcting a typographical error in the last paragraph of the section titled "Internal control over financial reporting" under Item 15 of the Original Filing as to the year for which the Company's management concluded the effectiveness of our internal control over financial reporting.

     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this
Amendment No. 1 includes all of the disclosures required by Item 15 of Form
20-F. In addition, as required by Rule 12b-15, new certifications of our principal executive officer and principal financial officer are filed as exhibits to this Amendment No. 1 under Item 19 hereof.

     Other than for the purpose of amending the information referred to above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which such Annual Report was filed.
Accordingly, this Amendment No.1 should be read in conjunction with our Original
Filing and our subsequent filings with the SEC.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Our management, with the participation of our Chief Executive Officer and
Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and
15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), as of December 31, 2009. Based on such evaluation, our Chief Executive
Officer and Chief Financial Officer have concluded that, as of as of December
31, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer,
as appropriate, to allow timely decisions regarding required disclosure.

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

     Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934,
as amended) as of December 31, 2009 is effective.

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

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Amendment No. 1 are listed on the index of exhibits below.

EXHIBIT NO.     DESCRIPTION

  12.1          Certification by CEO pursuant to 17 CFR 240.13a-14(a), as
                adopted pursuant to ss.302 o fthe Sarbanes-Oxley Act of 2002.

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

_________________

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           METALINK LTD.

                                           By:/S/  OREN BROOKS
                                           ------  -----------

                                               Name:   Oren Brooks
                                               Title:  Chief Financial Officer

Date:  January 24, 2011