Form 20-F
period 2010-12-31
METALINK LTD
filed 2011-07-15
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

Commission file number 0-30394

Metalink Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Gealya 76885, Israel
(Address of principal executive offices)

Attn: Neta Eshed, Tel: +972-77-4495900 Fax: +972-153-77-9945401, Gealya 76885, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 1.0 par value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2010):

2,690,863 Ordinary Shares, NIS 1.0 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

        If "Other" has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 ☒ Yes   ☐ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “Metalink”, or the “Company” are to Metalink Ltd. and its consolidated subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

•
"Senior Loan" are to the senior secured loan we borrowed from an institutional investor, or the Senior Lender, pursuant to a Loan Agreement, dated September 8, 2008, as amended on December 31, 2008, September 6, 2009, December 30, 2009 and December 13, 2010;

•	“Lantiq” are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG. Lantiq is a fabless semiconductor company funded by Golden Gate Capital;

•
“Lantiq Transaction” are to the transactions consummated on February 15, 2010, pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among Metalink, Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.

Reverse Share Split

On February 22, 2010, we effected a one-for-ten reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 1.0 per share. Unless otherwise indicated, all ordinary share, option and per share figures in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

Trademarks

We use “NML™”, “VDSLPlus™”, “Total-VDSL(TM)” and “MIMODSL(TM)” as our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

i

Exchange Rate

On June 15, 2011, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.418 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Cautionary Statement Concerning Forward-Looking Statements

               Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws with respect to our business, financial condition, prospects and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including our absence of significant operations following the Lantiq Transaction and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; the fact that our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company;  changes in general economic and business conditions; any unforeseen developmental or technological difficulties with regard to our products; changes in currency exchange rates and interest rates; as well as the other risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

TABLE OF CONTENTS

Page

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

ITEM 4.	INFORMATION ON THE COMPANY	13

ITEM 4A.	UNRESOLVED STAFF COMMENTS	23

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	23

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48

ITEM 8.	FINANCIAL INFORMATION	50

ITEM 9.	THE OFFER AND LISTING	52

ITEM 10.	ADDITIONAL INFORMATION	55

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	79

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES94	79

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES94

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	79

ITEM 15.	CONTROLS AND PROCEDURES	79

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	80

ITEM 16B.	CODE OF ETHICS	81

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	81

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES	81

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	82

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	82

ITEM 16G.	CORPORATE GOVERNANCE	82

iii

PART III

ITEM 17.	FINANCIAL STATEMENTS	83

ITEM 18.	FINANCIAL STATEMENTS	83

ITEM 19.	EXHIBITS	83

iiv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP.

The following selected data is derived from our audited consolidated financial statements included elsewhere in this annual report:

●	consolidated statement of income data for the years ended December 31, 2008, 2009 and 2010; and

●	consolidated balance sheet data as of December 31, 2009 and 2010.

The following selected data is derived from our audited consolidated financial statements that are not included in this annual report:

●	consolidated statement of income data for the years ended December 31, 2006 and 2007; and

●	consolidated balance sheet data as of December 31, 2006, 2007 and 2008.

You should read the selected consolidated financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

         On February 15, 2010, we have completed the sale of our WLAN business to Lantiq pursuant to an asset purchase agreement, which is described below under Item 10.C "Additional Information—Material Agreements." As a result of this transaction, the results of operations of the WLAN business are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to the WLAN business. Similarly, assets and liabilities relating to the WLAN business are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1 to our consolidated financial statements included in this annual report.

	Year Ended December 31, 2010*
	2006**	2007**	2008	2009	2010
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$14,476	$10,166	$7,053	$3,288	$813
Cost of revenues:
Costs and expenses	7,071	4,736	2,487	1,028	97
Royalties to the Government of Israel	436	297	215	97	12
Total cost of revenues	7,507	5,033	2,702	1,125	109
Gross profit	6,969	5,133	4,351	2,163	704
Operating expenses:
Sales and marketing	4,892	5,427	-	-	-
General and administrative	1,985	2,451	2,549	2,322	1,163
Total operating expenses	6,877	7,878	2,549	2,322	1,163
Operating profit (loss)	92	(2,745)	1,892	(159)	(459)
Financial income (expenses), net:	1,304	1,298	1,639	(3,494)	438
Net profit (loss) from continuing operation	$1,396	$(1,447)	$3,531	$(3,653)	$(21)
Discontinued operation
Operating loss from discontinued operation	(17,616)	(22,876)	(24,419)	(9,801)	(107)
Capital gain from sale of discontinued operation	-	-	-	-	6,907
Net profit (loss) from discontinued operation	$(17,616)	$(22,876)	$(24,419)	$(9,801)	$6,800
Net profit (loss)	$(16,220)	$(24,323)	$(20,978)	$(13,454)	$6,779
Per share data:
Basic and diluted earnings (loss) from continuing operation	$0.71	$(0.68)	$1.46	$(1.50)	$(0.01)
Basic and diluted earnings (loss) from discontinued operation	$(9.00)	$(10.73)	$10.40	$(3.95)	$2.45
Basic and diluted earnings (loss)	$(8.30)	$(11.40)	$(8.90)	$(5.40)	$2.44
Shares used in computing loss per ordinary share:
Basic and diluted	1,962,531	2,131,926	2,356,971	2,482,863	2,773,823

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

** 2006 and 2007 discontinued operation separation figures are estimated, and not according to financial reports.

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,775	$7,291	$5,166	$2,273	$4,357
Short-term investments	18,317	17,233	677	-	-
Long-term investments	5,520	2,200	-	-	-
Working capital	22,956	23,163	6,553	(4,678)	4,323
Total assets	40,286	38,622	17,379	7,866	5,080

Shareholders’ equity	30,883	28,331	8,988	(3,102)	4,127

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have a history of operating losses.

We have incurred significant operating losses since our inception, and we may not achieve operating profitability in the foreseeable future. Our operating profits / losses (after completion of the sale of the wireless local area network (WLAN) business to Lantiq) were approximately $1.8 million (profit) for the year ended December 31, 2008, $0.16 million (loss) for the year ended December 31, 2009, and $0.46 million (loss) for the year ended December 31, 2010.  Even if we achieve and are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2010, was approximately $144.9 million. This is likely to have an adverse impact on the value of our stock.

We are not likely to generate significant revenues from our DSL business.

In early 2008, we issued an “end-of-life” notice to our customers, according to which we are discontinuing the production of the majority of our digital subscriber line, or DSL, components. Consequently, we have not allocated any research and development resources for DSL chipsets and have significantly reduced the scope of these operations. While we expect revenues derived from the sale of our DSL chipsets to continue in the same pace in the near future ($1-2 million a year), future realization of revenues from our current remaining DSL activities may be impaired by the  introduction of newer solutions by our competitors and the obsolescence of our proposed solutions.  We therefore expect that our revenues from sales of our DSL chipsets will decline in the long term, subject to fluctuations due to one time or special orders of customers.

Our future revenues are dependent on the ability of Lantiq to successfully sell the HT-WLAN products.

As part of the Lantiq Transaction, we are entitled to earn-out payments of up to an aggregate $8.0 million, contingent upon the acquired WLAN business’ achievement of specified performance targets during two earnout periods (April 2010 – March 2011 and April 2011 - March 2012). The achievement of these specified performance targets is primarily related to the ability of Lantiq to successfully sell the HT-WLAN products, which, in turn, is dependent, among others, on the development of the HT-WLAN market, including the willingness of end-customer telecommunications service providers to deploy 802.11n standard based products that include WLAN chipsets and the timing of the deployment. In May 2011, Lantiq informed us that the acquired WLAN business has not achieved the minimum performance targets during the first earnout period and, consequently, that no additional earnout payments are due for the first earnout period. We cannot provide any assurance that the WLAN business will achieve the minimum performance targets during the second earnout period and, if it does achieve such targets, at what level (which in turn will affect the size, if any, of the earnout payment for the second earnout period).

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

It would be time consuming for us to defend any such claims, with or without merit, and any such claims could result in among others, costly litigation; divert management’s attention and resources; and require us to enter into royalty or licensing agreements and/or indemnify third parties.  In particular, we have certain indemnification obligations to customers, as well as to Lantiq (see above), with respect to infringement of third-party patents and intellectual property rights by our products and underlying technology. We cannot assure you that our potential obligations to indemnify such third parties will not harm us, our business or our financial condition and results of operations. The results of any litigation are inherently uncertain and any infringement claim or litigation against us, whether with or without merit, could result in the expenditure of significant financial and managerial resources.

The loss of our key customers could result in a significant loss of revenues.

In the past several years, relatively few customers have accounted for a large portion of our DSL revenues. In 2010, one customer accounted for approximately [ %] of such revenues and we  expect that our dependence on a few customers will continue for the foreseeable future. Our DSL business will be negatively impacted if sales to our main customers fall short of our internal projections, or of we experience a loss of any significant customer. We do not have contracts with any of our customers that obligate them to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. The loss of any of our key customers could result in a significant loss of revenues.

We are exposed to various other risks in connection with the operation of our remaining DSL business.

We are exposed to various risks in connection with the operation of our remaining DSL business, including due to the following:

•
We currently rely on a single subcontractor for the manufacture of our current remaining DSL chipests and on a limited number of subcontractors for the assembly of finished chips and other related services. These subcontractors currently have limited manufacturing capacity, which may not be made available to us on a timely basis, or at all;

•	We currently obtain key components from a single supplier or from a limited number of suppliers and we generally do not have long-term supply contracts with our suppliers;

•
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

•
If our products fail to comply with European or other directives relating to the sale of electrical and electronic equipment, we could be subject to penalties and sanctions that could materially adversely affect our business;

•	Because competition in the market for our DSL chipsets and alternative products is intense, we may not be able to effectively compete with other suppliers in our market; and

•
Because we operate in international markets, we are subject to risks which often characterize international markets, including multiple, conflicting and changing laws and regulations; economic and political instability; and fluctuations in exchange rates.

We are dependent on  Tzvi Shukhman, our chief executive officer, the loss of whom would negatively affect our business.

We believe that the success of our business will depend in large part on the continued services of Tzvi Shukhman, our chief executive officer. Mr. Shukhman has not entered into an employment contract with us and we do not carry a life insurance on Mr. Shukhman.  Any loss of the services of Tzvi Shukhman, could negatively affect our business.

Risk Factors Relating to Our Ordinary Shares

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

On April 21, 2011, our ordinary shares were delisted from the NASDAQ Capital Market and since then have been quoted on the "Pink Sheets", an electronic quotation medium.  Securities traded on the Pink Sheets typically have low trading volumes and reduced liquidity. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike the NASDAQ Stock Market and the various international stock exchanges, there are no corporate governance requirements imposed on Pink Sheets companies.

Our ordinary shares may become subject to the “penny stock” rules of the SEC which will make transactions in our ordinary shares cumbersome and may reduce the value of our shares.

The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

        Disclosure also has to be made by the broker or dealer about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in our market value if we were to become subject to the said "penny stock" rules.

A majority of our outstanding shares are held by two individuals, who exert significant control over the Company’s direction. In addition, substantial future sales of our ordinary shares may depress our share price.

As of  July 1, 2011, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, held an aggregate of 1,068,566 ordinary shares representing 39.71% of our outstanding shares. Mr. Shukhman is also our chief executive officer, and Mr. Rozenberg is also the Chairman of our Board of Directors.  As a result, if these shareholders vote together, they could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

In addition, if these shareholders sell substantial amounts of our ordinary shares, or if the perception exists that they may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a Passive Foreign Investment Company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption  “Passive Foreign Investment Company Considerations,” there is a possibility that we will be properly classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2011. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 - 2010. Our ordinary shares will be shares in a PFIC in the case of any United States person that owned those shares in 2001,2002,2003 or 2010 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits.  U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and stock price.

 The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not been, and is not required to be, audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Location in Israel

Conditions in the Middle East affect our business and may limit our ability to persue our strategic alternatives.

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel.  Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  In early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of our remaining DSL business could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

In 2010, we have not entered into any currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. We may however enter into additionl currency hedging transactions in the future. These measures, however, may not adequately protect us from serious harm due to the impact of inflation in Israel.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

We derive certain tax benefits under Israeli law from our status as an “approved enterprise”,  in addition to other tax and program benefits under Israeli law.  Such benefits may require us to satisfy certain conditions, or may be reduced or eliminated in the future.  Our potential tax liability could increase if we fail to meet such conditions, or if such programs are reduced or eliminated.

Several of our capital investments have been granted “approved enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. This could harm our business and our profitability. In addition, the Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes.

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

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel.  Our principal executive offices are located at Gealya 76885, Israel.  Our telephone number is 972-77-4495900. Our agent for service in the United States is National Registered Agents, Inc. 160 Greentree Drive, Suite 101 Dover, DE 19904.

Our address on the Internet is www.MTLK.com. The information on our website is not incorporated by reference into this annual report.

From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers.  We shipped our first chip set in the fourth quarter of 1994.  Since that time, we have continued to focus on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In February 2010, we sold our wireless local area network (WLAN) business to Lantiq.

In December 1999, we completed our initial public offering of 4,600,000 ordinary shares and our ordinary shares commenced trading on the NASDAQ Global Market under the symbol “MTLK”.  In March 2000, we completed our secondary public offering of 1,500,000 ordinary shares and, in December 2000, our ordinary shares commenced trading also on the TASE.

Recent Major Business Developments

         On March 11, 2010, we voluntary delisted our ordinary shares from trading on the Tel Aviv Stock Exchange (TASE), which delisting became effective on June 14, 2010.

On December 13, 2010, we paid the Senior Lender $300,000 as a full repayment of the remaining balance of a total of [$5.75 million] we borrowed in [two] installments since September 2008 pursuant to a loan agreement with the Senior Lender, dated September 8, 2008, as amended, or the Loan Agreement. For additional details about the Lantiq transaction, see below under Item 5.B "Liquidity and Capital Resources" and Item 10.C "Additional Information—Material Agreements."

         On April 21, 2011, our ordinary shares were delisted from The NASDAQ Capital Market and are currently quoted on the "Pink Sheets" under the symbol "MTLK.PK".

                 In May 2011, Lantiq informed us that the WLAN business it acquired from us in February 2010 has not achieved the performance targets during the first earnout period and, consequently, that no additional earnout payments are due for the first earnout period.

                 As part of the Lantiq transaction, we also agreed to provide consulting services to Lantiq in consideration for $400,000 per year. In July 2010, Lantiq exercised its right to terminate the agreement, effective as of July 31, 2011.

  For additional details about the Loan Agreement, see below under Item 5.B "Liquidity and Capital Resources" and Item 10.C "Additional Information—Material Agreements."

Principal Capital Expenditure and Divestitures

There were no capital expenditures of our continuing operation during the year ended December 31, 2010. Capital expenditures were $15,000 for the year ended December 31, 2009, and $793,000 for the year ended December 31, 2008. These expenditures were principally for equipment and software for our research, development and manufacturing activities.

During 2008, 2009 and 2010, we did not make any significant divestitures, except the sale of our WLAN business to Lantiq in February 2010. In early 2008, we issued  “end of life” notices to our DSL customers regarding most of our DSL products.

B.           Business Overview

Explanatory Note

Upon the sale of our WLAN business to Lantiq in February 2010, we ceased substantially all of the operations of our business as conducted prior thereto. Since then, our plan of operation is (1) to continue the marketing of our digital subscriber line, or DSL products, which business is described below, and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

DSL Business - General

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

In early 2008, we issued  “end of life” notices to our DSL customers regarding most of our DSL products and we are not currently engaged in development of any DSL chipsets.

The following is a table of our proprietary DSL chips which form the chipsets offered by us to our customers:

Chips	Function	Sampling Date	Maximum Transmission Rates (Mbps)
MtS 870 MtS 170 MtS 140 MtS 142	Octal SHDSL transceiver/framer Single SHDSL transceiver frame Single SHDSL AFE Single SHDSL/HDSL2/HDSL4 AFE with integrated line-driver.	4Q00 1Q01 4Q00 2Q01	4.640 4.640 4.640 4.640
MtS 180 MtS 172	SHDSL / HDSL2 / HDSL4 system on a chip for T1/E1/TDM transport applications SDSL / SHDSL / HDSL2 / HDSL4 transceiver with integrated T1/E1 framer.	1Q02 2Q02	4.640 4.640
MtV 9370 MtV 9141	Dual VDSL transceiver/framer for 3-band applications VDSL AFE for 2,3 and 4-band applications	3Q01 4Q01	52 52
MtV 9172 MtV 9470	Single trunk 2/3/4-band VDSL transceiver with integrated MAC for Ethernet & ATM applications (ONU & NT) Quad 2/3/4-band VDSL transceiver for Ethernet applications (ONU)	4Q02 4Q02	60 60
MtV 9473 MtV 9273 MtV 9143 MtV9120
Quad 2/3/4/5-band VDSL transceiver for Ethernet applications (ONU)

Single trunk 2/3/4/5/6-band VDSL transceiver with integrated MAC for Ethernet & ATM applications (ONU & NT)

VDSL AFE for 2,3,4, 5 and 6-band applications

VDSL Line Driver for 2,3,4,5 and 6-band applications
		1Q04 1Q04 1Q04 1Q04	100 100 100 100

The following table enumerates our product applications:

Chip Set Applications	Products	Configuration
Octal G.shdsl SHDSL CO application	MtS870 MtS140 OR MtS142	Each chip set consists of one octal DSP / framer and eight AFE chips. DSP / framer and eight AFE chips.
G.shdsl SHDSL CPE application	MtS170 MtS140 OR MtS142	Each chip-set consist of a single DSP / framer chip and a single AFE chip. / framer chip and a single AFE chip.
Single pair T1 HDSL2 and E1 G.SHDSL	MtS180 MtS140 OR MtS142	Each chip-set consist of a single DSP / framer chip and a single AFE chip. / framer chip and a single AFE chip.
Two pair T1 HDSL4 and E1 G.SHDSL	MtS180 MtS172 MtS140 OR MtS142	Each chip-set consist of a two DSP / framer chips and two AFE chips. framer chips and two AFE chips.
Single pair T1 HDSL2	MtS180 MtS142	Each chip-set consist of a single DSP / framer chip and a single AFE chip.
Two pair T1 HDSL4	MtS180 MtS172 MtS142	Each chip-set consist of a single System on Chip, single DSM/Framer and two AFE devices.
CO/ONU dual three band VDSL application	MtV9370 MtV9141	Each chip-set consist of a DSP/ framer chip and two AFE chips.
CO/ONU Quad four-band EoVDSL application	MtV 9470 MtV9141	Each chip-set consist of a DSP/framer chip and four AFE chips
EoVDSL CPE four band VDSL application	MtV9172 MtV9141	Each chip-set consist of a single DSP / framer chip and a single AFE chip.
CO/ONU Quad five-band EoVDSL application	MtV 9473 MtV9143 MtV9120	Each chip-set consist of a DSP/framer chip and four AFE chips and four line driver chips
EoVDSL CPE five band VDSL application	MtV9172 MtV9141 MtV9120	Each chip-set consist of a single DSP / framer chip two AFE chips and a single line driver chip.
ONU and CPE six-band VDSL application	MtV9273 MtV9143 MtV9120	Each chip-set consist of a single DSP / framer chip, a single AFE chip and a single line driver chip.

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

At the beginning of year 2008, we provided our customers an “end-of-life” announcement, according to which we are discontinuing the production of most of our digital subscriber line, or DSL, components.

Our DSL chipsets are being incorporated into the following systems:

•	T1/El transmission equipment, which is used by telecommunications service providers to enable transmission speeds of 1.544 Mbps, for T1 lines, and 2.048 Mbps, for El lines;

•
Digital subscriber line access multiplexers (DSLAMs), which are used to terminate up to hundreds of lines in a central office and aggregate them onto high-speed lines for transmission to the communications backbone;

•	DSL enabled digital loop carriers (DLC), which are used to terminate up to hundreds of DSL and telephony lines, typically in a remote terminal (RT) or an optical network unit (ONU);

•
Ethernet based digital subscriber line access multiplexers (DSLAMs) and Ethernet switches, which are used to terminate tens of lines in a building basement or street cabinet and aggregate them onto a high-speed optical Ethernet link for transmission to the communications backbone;

•	DSL network interface units, which are customer premises equipment that enable high-speed data transmission over the local loop;

•	DSL-compatible routers, which are used to connect one or more personal computers to the local loop;

•	DSL-integrated access device (IAD) that combine voice and data transport over single twisted pair; and

•	DSL residential gateways and set-top boxes (STB) that combine Video, Voice and Data transport over single twisted pair.

Our customers market their products to public and private telecommunications service providers.  These service providers include incumbent local exchange carriers or ILECs, CLECs and Internet service providers.

The following is a summary of revenues by geographic area.  Revenue is attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 08	2 0 0 9	2 0 10
	(in thousands)
Revenues:
Korea	$536	$31	$-
Israel	1,554	1,217	359
United States	74	-	-
Other foreign countries (mainly European)	4,889	2,040	454
	$7,053	$3,288	$813

For the year ended December 31, 2010, three customers accounted for approximately 99% of our revenues. For the year ended December 31, 2009, three customers accounted for approximately 71% of our revenues.  For the year ended December 31, 2008, three customers accounted for approximately 63% of our revenues.

Sales and Marketing

Since the sale of the WLAN business to Lantiq in February 2010, we have only limited sales representatives and distributors, who are typically engaged on an ad-hoc basis.  Until the sale of the WLAN business, we marketed our products through a worldwide network of independent agents, sales representatives and distributors.

We also sell our products directly to selected customers in the United States, Israel and Europe.

Research and Development

 Since the sale of the WLAN business to Lantiq in February 2010, we are not engaged in any research and development activites.

The Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, encourages research and development projects.  Since 1995, we received grants from the Office of the Chief Scientist for the development of our products, including DSL products. In addition, we were engaged in a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See “Item 5.A under “Government Grants” and Item 5.C under "Grants from the Office of Chief Scientist."

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

Competition

The DSL chip set market is intensely competitive.  We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market.  We believe that competiveness of our DSL products is examined on the basis of a variety of factors, including time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

        We believe our principal competitors in the DSL market include Ikanos, Lantiq and Mindspeed.  As described above, at the beginning of year 2008, we provided our customers an “end-of-life” announcement with respect to most of our DSL components.

Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies.  These competitors may also have preexisting relationships with our customers or potential customers.  These competitors may compete effectively with us because, in addition to the above-listed factors, they may introduce new technologies more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do.  Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

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

Government Regulations

Environmental Directives. A directive issued by the European Union on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” came into effect in July 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products.

We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements and on their ability to monitor such compliance.

A further European Union directive on Waste Electrical and Electronic Equipment, or “WEEE,” approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which partly came into effect in August 2005, requires that all new electrical and electronic equipment put on the market in European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. We support the WEEE and conform to the industry standard practices wherever practical.  If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

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

The countries of the European Union, as a single market for our products, accounted in 2010 for approximately 56% (62% in 2009) of our revenues. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Israeli Office of the Chief Scientist.  See Item 5.C under "Grants from the Office of Chief Scientist."

C.           Organizational Structure

We currently have the following subsidiaries:

Name	Country of Incorporation	Proportion of Ownership Interest	Portion of Voting Power Held
Metalink International Ltd.*	Republic of Seychelles	100%	100%

* Currently inactive

D.            Property, Plants and Equipment

During 2010, we terminated our leases for office space in Yakum, Israel and Taiwan as part of the Lantiq Transaction. Pursuant to our Transition Services Agreement with Lantiq, as described below under Item 10.C "Additional Information—Material Agreements," we had a sublease of one room per employee for up to 6 employees, at a maximum size of 15sqm per person, in Yakum, which expired in August 2010. In September 2010, our offices relocated to Gealya, Israel.

Total rent expenses for the year ended December 31, 2010 were approximately $24,000. Total rent expenses for the years ended December 31, 2009 and 2008 were $889,000 and $1,451,000, respectively.

We believe that the aforesaid office space is suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and/or facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND RELATED NOTES FOR THE YEAR THEN ENDED INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH US GAAP.

On February 15, 2010, we have completed the sale of our WLAN business to Lantiq. As a result of this transaction, the results of operations of the WLAN business are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to the WLAN business. Similarly, assets and liabilities relating to the WLAN business are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1 to our consolidated financial statements included in this annual report.

Overview

General

Prior to the consummation of the Lantiq Transaction in February 2010, we were a global provider and developer of high-throughput wireless local area network (HT-WLAN) silicon solutions for telecommunications, networking and home broadband equipment makers, and a provider of high performance wireline broadband communication silicon solutions for telecommunications equipment makers. Since then, we continued to support our remaining DSL activities, that were not part of the “end-of-life” announcement we provided our customers with respect to most of our DSL components in 2008. Our plan of operation is (1) to continue the marketing of our DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

Revenues in 2010 were $0.8 million, a decrease of 75% compared with revenues of $3.3 million in 2009. The decrease was due to decline in demand for both our SHDSL and for our VDSL products.

Operating loss for 2010 was $459,000, compared to operating loss of $159,000 in 2009. Said increase was mainly due to the reduction of revenues while operating expenses have not decreased in the same rate.

As of December 31, 2010 we had $4.4 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources. This takes into account the fact that on December 13, 2010, we paid the Senior Lender $300,000 as a full repayment of the remaining balance of a total of $5.75 million we borrowed in two installments since September 2008 pursuant to a loan agreement with the Senior Lender, dated September 8, 2008, as amended.  For additional details, see Item 5.B – Liquidity and Capital Resources below.

2011 Outlook

Industry. In May 2005 the ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM.  Currently most of the future deployment of VDSL chipsets require the VDSL2 standard of DMT only. Thus, our VDSL sales have essentialy deminshed due to lack of demand.

Revenues. In light of, among others, the “end-of-life” notification we issued for our DSL chipsets, we expect revenues derived from the sale of our DSL chipsets to decline in the long term, subject to fluctuations due to one time or special orders of customers. We expect revenues derived from the sale of our DSL chipsets to continue in the same pace in the near future (a range of $1-2 million a year).

           Plan of Operations.  Our plan of operation is to continue (1) the marketing of our digital subscriber line, or DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof or terms on which it would occur.

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

Recent Accounting Pronouncements

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 (“Subsequent Events”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. all of the amendments in this Update are effective immediately and shall be applied prospectively. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

A.             Operating Results

General

 Revenues.  Our revenues in 2010 derived mainly from sales of our DSL chipsets to our customers. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars.  Consequently, we use the dollar as our functional currency.  For the year ended December 31, 2010, three customers accounted for approximately 99% of our revenues.

We sell our chipsets in Europe, Asia and North America through independent sales representatives and distributors.  We also sell our chipsets directly to selected customers.  For the year ended December 31, 2010, approximately 44% of our sales were to customers in Israel, and 56% were to customers in other countries (mainly European).

Cost of Revenues.  Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, fees for subcontractors who manufacture, assemble and test our chipsets, and other overhead expenses and royalties paid to the Government of Israel.

General and Administrative.  General and administrative expenses consist primarily of salaries and other personnel related expenses for executive, accounting and administrative personnel, professional fees, and other general corporate expenses.

Stock based Compensation.  In 2006, we initially implemented ASC 718-10 (formerly known as SFAS No. 123(R), “Share Based Payment”).  The implementation of ASC 718-10 resulted in 2010 and in 2009 in stock-based compensation expenses of $43,000 and $483,000, respectively.

Financial Income, Net. In 2010, financial income is primarily attributable to repayment of short-term loan and changes in cash and cash equivalents. In 2009, financial expenses, net are primarily attributable to the amortization of the short term loan discount, and to the increase in the fair value of the warrants issued under the loan agreement that are carried at fair value. In 2008, financial income, net is primarily attributable to the decrease in the fair value of the warrants issued under the loan that are carried at fair value, accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance.

Taxes.  Israeli companies are generally subject to Corporate Tax at the corporate rate of 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.

 The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be important in analyzing our results of operations (in US$ thousands).

	Year Ended December 31,
	2008	2009	2010

Revenues	100%	100%	100%
Cost of revenues:
Costs and expenses	35	31	12
Royalties to the Government of Israel	3	3	1
Total Cost of revenues	38	34	13
Gross profit	61	66	87
Operating expenses:
Selling and marketing	-	-	-
General and administrative	35	71	143
Total operating expenses	35	71	143
Operating profit (loss)	26	(5)	(56)
Financial income (expenses), net	23	(106)	54
Net profit (loss) from continuing operation	49%	(111)%	(2)%

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Revenues in 2010 were $0.8 million a decrease of 75% compared with revenues of $3.29 million in 2009. Said decrease is primarily due to a decrease in demand for both our SHDSL and for our VDSL products during 2010.

Cost of Revenues. Cost of revenues was $0.1 million in 2010, a decrease of $1.0 million compared with cost of revenues of $1.1 million in 2009.  Said decrease is attributable to the increase of $0.36 million  in consulting revenues (to Lantiq) with low associated costs. Cost of revenues as a percentage of revenues decreased in 2010 to 13% from 34% in 2009.

General and Administrative.  General and administrative expenses were $1.2 million in 2010, a decrease of $1.1 million compared with general and administrative expenses of $2.3 million in 2009. Said decrease was achieved mainly due to a decrease in operation and an operating expenses reduction plan that we initiated in March 2008 and continued to implement throughout 2009 and 2010. General and administrative expenses as a percentage of revenues were 143% in 2010 compared to 71% in 2009.

Stock-based Compensation.  Stock-based compensation expenses were $0.043 million in 2010 compared with Stock-based compensation expenses of $0.483 million in 2009, a decrease of $0.440 million. Said decrease is attributable to a decrease in stock options granted to employees in 2010 or vested during such period (options terminated as a result of Lantiq transaction) Stock-based compensation expenses are included in profit and loss items both in 2010 and 2009.  Stock-based compensation expenses as a percentage of revenues in 2010 were 5.2% compared to 14.7% in 2009.

Financial income (expenses), net.  financial income, net was $0.4 million in 2010, compared with financial expenses, net of $3.5 million in 2009. Said decrease in the financial expenses is primarily attributable to the short-term loan repayment in 2010.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Revenues in 2009 were $3.3 million a decrease of 53% compared with revenues of $7.1 million in 2008. In 2009 we faced a decrease in demand for both our SHDSL and for our VDSL products.

Cost of Revenues.  Cost of revenues was $1.1 million in 2009, a decrease of $1.6 million compared with cost of revenues of $2.7 million in 2008.  Said decrease is in-line with the Company’s decrease in revenues. Cost of revenues as a percentage of revenues decreased in 2009 to 34% from 38% in 2008.

General and Administrative.  General and administrative expenses were $2.3 million in 2009, a decrease of $0.2 million compared with general and administrative expenses of $2.5 million in 2008.  This decrease is primarily attributable to a decrease in continuing operation.  General and administrative expenses as a percentage of revenues were 71% in 2009 compared to 35% in 2008.

Stock-based Compensation.  Stock-based compensation expenses were $0.5 million in 2009 compared with Stock-based compensation expenses of $1.8 million in 2008, a decrease of $1.3 million.  Said decrease is attributable to a decrease in stock options grants to employees in 2009 compared to 2008.  Stock-based compensation expenses are included in profit and loss items both in 2009 and 2008.  Stock-based compensation expenses as a percentage of revenues in 2009 were 14.7% compared to 25.2% in 2008.

Financial Income (expenses), net.  Financial expenses, net were $3.5 million in 2009, an increase of  $5.1 million compared with financial income, net of $1.6 million in 2008. Said increase is primarily attributable to the increase in the fair value of the warrants carried at fair value.

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

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, i.e., the NIS and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2006	2007	2008	2009	2010
New Israeli Shekel (NIS)	8.9%	9.9%	1.2%	0.7%	6.4%
Euro	11.3%	11.7%	(5.3)%	3.5%	7.4%
Israeli Consumer Price Index	(0.1)%	3.4%	3.8%	4.0%	2.7%

A revaluation of the NIS in relation to the dollar, as was the case in 2006 through 2010, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. In the past few years, the rate of inflation in Israel did not have a material impact on our financial results.

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

Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax at the corporate rate of 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.

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

Israeli Government Grants

 We conducted a substantial part of our research and development operations in Israel.  Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist.  The Office of the Chief Scientist provided us grants for research and development efforts of approximately $3.1 million for the year ended December 31, 2008 (14% of total research and development expenses), $1.9 million for the year ended December 31, 2009 (20% of total research and development expenses) and $0.1 million for the year ended December 31, 2010 (86% of total research and development expenses).

Since the grant program has the impact of lowering our research and development expenditures, and improving our operating margins, reduction in the Company’s participation in the program or in the benefits that the Company receives under the program could affect the Company’s financial condition and results of operations.  Currently, we are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3% to 4.5%.  Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2008, 2009 and 2010 is 100% of the dollar-linked value of such grants. In 2003, we were required by the Office of the Chief Scientist to perform at least 50% of our manufacturing in Israel. See “Item 5(C)- Research and Development, Patents and Licenses, etc.- Grants from the Office of the Chief Scientist”.

The refund of the grants is contingent on future sales (or related services) and we have no obligation to refund these grants, if sales are not generated.

We paid or accrued to the Office of the Chief Scientist $218,000 for the year 2008, $160,000 for the year 2009 and $47,000 for the year 2010.

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

According to the Loan Agreement, the Senior Lender agreed to extend us a loan of $3.5 million at the first stage (“First Loan”), which we received in September 2008 and agreed to extend us at our request, an additional loan of up to $4.5 million (“Second Loan”). Under the Loan Agreement, the outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis.

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

        The First Loan we received was offset by issuance expenses in the amount of $313,000. We allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), we allocated to the warrants $1,838,000 which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result, a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, we recorded $1,419,000 of financial expenses related to the amortization of the First Loan discount.

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

The Second Loan was offset by issuance expenses in the amount of $169,000. We allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), we allocated to the warrants $123,000 which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P with the following assumptions: risk free interest rate of 0.04%; dividend yield of zero; expected volatility of 178.5%; and an expected life of five years. The remaining amount was attributed to the loan. As a result, a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, we recorded $123,000 of financial expenses related to the amortization of the Second Loan discount.

In accordance with ASC 815-10 (formerly FAS 133), the warrants are recorded on the balance sheet as derivative liability and carried at fair value, due to the fact that in certain circumstances the warrants could be paid off in cash according to the Senior Lender’s decision. Gains and losses resulting from changes in the fair values of the warrants are recorded in financial expenses, net on the consolidated statement of operations. For the year ended December 31, 2009, the Company recorded $706,000 of financial expenses related to the increase in the fair value of these warrants.

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

                On December 30, 2009, we entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4.3 million originally due upon the closing of a fundmanetal transaction, such as the Lantiq Transaction, was reduced to $4.1 million and repaid as follows: $3.75 million at closing of such transaction, which occurred on February 15, 2010, $0.3 million in December 15 2010 and $50,000 canelled accordingly to the new agreement.

The Third Amendment was accounted for an extinguishment. The difference between the carring value and the principal amount agreed under the Third Amendment was recognized in earnings. As of December 31, 2010 no loan remained outstanding.

In 2010, all Warrants were excercised or expired and no Warrants are outstanding as of December 31, 2010. In 2009, 1,835,000 Warrants were exercised for 1,835,000 ordinary shares for a total of $18,000. In 2008, 100,000 Warrants were exercised for 100,000 shares for a total of $1,000. For the year ended december 31, 2010, we recorded $118,000 of financial expenses related to the increase in the fair value of these Warrants.

The issuance of the Warrants contemplated in the Loan Agreement, triggered the adjustment of the exercise price of the warrants issued in August 2007 (see Note 10A).  According to this adjustment the warrants issued originally with $8 per share, was adjusted to $6.5 per share according to the original terms of the warrants.

For additional details about the Loan Agreement, as amended, see below under Item 10.C "Additional Information—Material Agreements."

Working Capital and Cash Flows

On December 31, 2010, we had cash and cash equivalents of $4.4 million, and we had no short-term or long-term investments nor outstanding borrowings. By comparison, on December 31, 2009, we had cash and cash equivalents of $2.3 million, we had no short-term or long-term investments and we had outstanding loans of approximately $4.1 million. On December 31, 2008, we had cash and cash equivalents of $5.2 million, short-term investments of $0.7 million, we had no long-term investments and we had outstanding loans of approximately $2.1 million.

Our total proceeds from grants received from the Office of the Chief Scientist (DSL and WLAN), net of royalties paid, was approximately $28 million as of December 31, 2010, $28 million as of December 31, 2009, and $26 million as of December 31, 2008. We are committed to pay royalties to the Government of Israel on proceeds from the sale of products and related services that incorporate know-how developed with grants from the Office of the Chief Scientist, up to the amount of 100% -150% of the grants received plus interest at LIBOR rate (in dollar terms). The refund of the grants is contingent upon the successful outcome of the Company’s research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated, such that the financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

There were no capital expenditures of our continuing operation at the year ended December 31, 2010. Capital expenditures were $15,000 for the year ended December 31, 2009, and $793,000 for the year ended December 31, 2008.

Net cash used in operating activities was $1.7 million for the year ended December 31, 2010, which were primarily attributable to capital gain from sale of the WLAN business to Lantiq.  Net cash used in operating activities was $3.8 million for the year ended December 31, 2009 and $23.1 million for the year ended December 31, 2008.

Net cash provided by investing activities was $7.7 million for the year ended December 31, 2010, which was provided from the sale of the WLAN business to Lantiq. Net cash provided by investing activities was $0.8 million for the year ended December 31, 2009 and $17.8 million for the year ended December 31, 2008.  Since 2010, we no longer hold treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash used in financing activities was $3.8 million for the year ended December 31, 2010 primarily attributable to repayment of the loan at the amount of $4.0 million. Net cash provided by financing activities was $0.1 million for the year ended December 31, 2009 and $3.2 million for the year ended December 31, 2008.

For additional details about cash generated from the Lantiq Transaction during 2010, see the description of the Lantiq Transaction below under Item 10.C "Additional Information—Material Agreements."

Outlook

During 2010, we continued to perform several strategic and financing activities in order to improve our financial condition. These activities, which included the Loan Agreement, as amended, the Lantiq Transaction and the cost reduction program we continued to implement during early 2010, resulted in (1) a decrease of our operating expenses and (2) an overall improvement in our cash balance and stockholders’ equity.

In light of the aforesaid, as well as other factors, such as our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least June 2012. If we will not be able to satisfy our working capital and capital expenditure requirements from our internal cash resources, we may need to raise additional funds to provide the capital necessary therefor.

C.           Research and Development, Patents and Licenses, etc.

Grants from the Office of Chief Scientist

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated there under, commonly referred to as the "R&D Law".  Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist’s programs and with the provisions of the R&D Law.

Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rates applicable to our programs range from 3% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2001 and 2002 was 120% of the dollar-linked value of such grants.  With respect to grants received in 2003-2010, our aggregate payment amount was 100% of the dollar-linked value of such grants.

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

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Office of the Chief Scientist’s prior approval. The Office of the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases:

•	the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas);

•	the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or

•	such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “Control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of Control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

D.           Trend Information

See Item 5A – "Operating Results – Overview – 2011 Outlook."

E.            Off-balance sheet arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5E of the instructions to Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular disclosure of Contractual Obligations.

The following table summarizes our contractual obligations and commercial commitments related to our long-term debt and  operating leases, as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Operating lease obligations (*)	-	-	-	-	-
Purchase obligations (vendors of equipment and services)	288	288	-	-	-
Total contractual cash obligations	288	288	-	-	-

(*) all of the liability under the operating lease agreements was assumed by Lantiq as part of the Lantiq transaction.

ITEM 6              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Uzi Rozenberg	51	Chairman of the Board of Directors
Tzvi Shukhman	50	Chief Executive Officer and Director
Efi Shenhar*	53	Director
Oren Brooks	48	Co-Chief Financial Officer
Shay Evron	39	Co-Chief Financial Officer
Orly Etzion*	49	External Director
Meir Bar-El*	65	External Director
Neta Eshed	32	Legal Counsel & Company Secretary

* Member of the Audit Committee.

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

Oren Brooks, was appointed as our Chief Financial Officer during March 2010.  Mr. Brooks is a certified public accountant and a Co - CEO at Brooks-Keret Ltd., a reputable Israeli provider of financial and accounting services. He is an experienced certified public accountant who served as a CFO in other various Hi-Tech companies.

Shay Evron was appointed as our co-Chief Financial Officer since June 30, 2011, as part of the Company's engagement with an affiliate of Fahn Kanne-Grant Thornton Israel  to provide CFO and other financial and accounting services to the Company.

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

Meir Bar-El has served as a director since November 2002. Mr. Bar-El currently serves as a director of Extra Plastic Ltd. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the Manufacturers’ Association of Israel, a General Director of the Israeli Plastics & Rubber Industry, and a General Director of the Israeli Furniture Industries Association. Mr. Bar-El also has served as a Director for the Wood Products & Furniture Export Economic Company. Mr. Bar-El has a B.A. in Economics from Jerusalem University.

Neta Eshed has served as legal counsel and company secretary since August 2010. From August  2008 until September 2010, she served as legal advisor to various private and publice companies. Mrs. Eshed holds an LL.B. from the College of Management and is a member of the Israel Bar Association.

Additional Information

In February 2010, Yuval Ruhama, who served as our Chief Financial Officer since January 2006, left our company and was replaced by Rony Eizenshtein, as part of the Company's engagement with Brooks-Keret to provide CFO and other financial and accounting services to the Company. In December 2010, Mr. Oren Brooks replaced Mr. Eizenshtein, as part of the same engagement with Brooks-Keret.

Most recently, in May 2011, Mr. Shay Evron was appointed co-CFO, effective June 30, 2011, as part of the Company's engagement with an affiliate of Fahn Kanne to provide CFO and other financial and accounting services to the Company. Fahn Kanne served as our internal auditor until June 30, 2011. Messrs. Brooks and Evron agreed to act as our co-CFOs during the interim period required to file this annual report. Effective July 15, 2011, Mr. Evron will continue as our sole CFO.

B.            Compensation

The aggregate remuneration we paid for the year ended December 31, 2010 to our executive officers as a group (8 persons during 2010, including 7 persons who are no longer in the Company's employ), was approximately $360,000 in salaries, fees, commissions and bonuses. This amount includes approximately $50,000 set aside or accrued to provide for pension, retirement or similar benefits.

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

C.            Board Practices

Introduction

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing conditions and other relevant provisions of U.S. securities laws.

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

According to our articles of association, our board of directors may consist of between four (4) and nine (9) directors.  Our board of directors currently consists of five (5) directors.

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

External Directors

Qualifications of External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Metalink, are required to appoint at least two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company;

•	any entity controlled by the company or by its controlling entity; or

•	in a company that does not have a controlling shareholder, affiliation with the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer and any officer of the company who reports directly to the chief executive officer.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

Until two years from termination of office, a company and its controlling shareholder generally not give any direct or indirect benefit to the former external director or his relative.

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” Our external directors are Meir Bar-El, who was elected to a third three-year term in 2008, and Orly Etzion, who was elected to a three-year term in December, 2009. We have determined that Ms. Etzion has the requisite “accounting and financial expertise” and that Mr. Bar-El has the requisite “professional qualifications”.

Election of External Directors

External directors are elected at meetings of shareholders by a vote of the holders of a majority of the ordinary shares voting thereon, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the external director’s election; or

•	the total number of shares of non-controlling shareholders that voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for up to two additional three-year terms.

Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Each committee of a company’s board of directors that exercises a power of the board of directors is required to include at least one external director, except for the audit committee, which is required to include all the external directors.

Independent Directors

While we are no longer subject to the NASDAQ Listing Rules, which require that a majority of our board of directors qualify as independent directors within the meaning of such rules, our board of directors has determined that all of our directors, except for Mr. Shukhman, our Chief Executive Officer, would qualify as “independent directors” within the meaning of the NASDAQ Listing Rule 5605(a)(2).

Committees

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board has formed an audit committee.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors, include all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an external director.

The duties of the audit committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the board, assessing the company's internal audit system and the performance of its internal auditor, and as more fully described below, approval of certain interested party transactions. An interested party is defined in the Companies Law to include 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager.

Our Audit Committee adopted a written charter specifying the committee's duties and responsibilities, which include, among other:

•	Overseeing financial and operational matters involving accounting, corporate finance, internal and independent auditing, internal control over financial reporting, compliance, and business ethics; and

•	Authority to oversee the Company’s independent registered public accounting firm and recommend to our shareholders to appoint or remove them.

Our Audit Committee consists of Efi Shenhar, Orly Etzion and Meir Bar-El.  Our board of directors has determined that Ms. Etzion qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting.  Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative.  Mr. Yossi Ginossar, CPA, a manager partner in Fahn Kanne, served as our internal auditor until June 30, 2011. We intend to appoint a new internal auditor in the near future.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his/her approval or performed by him/her by virtue of his/her position; and

•	all other important information pertaining to the previous actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

•	refrain from any activity that is competetive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Each person listed in the table under “Directors and Senior Management” above is an office holder.  Under the Companies Law, all arrangements as to compensation of directors and officers in public companies such as ours, generally require the approvals of the audit committee, the board of directors and, in the case of directors, the shareholders as well, in that order.

Disclosure of Personal Interests of an Office Holder.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him in connection with any existing or proposed transaction by the company.  A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.  In the case of an “extraordinary transaction”, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.

Under the Companies law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	other than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement the board of directors may approve a transaction between the company and such office holder or a third party in which such office holder has a personal interest, unless the articles of association provide otherwise.  Nevertheless, a transaction that is adverse to the company’s interest cannot be approved.

If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction.  Under specific circumstances, shareholder approval may also be required.  Generally, when a transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter.  If a majority of members of the board of directors have a personal interest therein, shareholder approval is generally also required.

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

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in the capacity of an office holder for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Subject to certain qualifications, the Companies Law also permits us to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

•
a financial liability imposed on him in favor of another person by any judgement, including a settlement or an arbitrator’s award approved by a court. Such indemnification may be approved (i) after the liability has been incurred, or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings, or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification,  the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, unless the breach was done negligently;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have obtained director’s and officer’s liability insurance with coverage $5,000,000 in aggragate.  In addition, we entered into indemnification and exculpation agreements with our directors and executive officers in accordance with our articles of association.

Management Employment Agreements

We have entered into employment agreements with each of our executive officers, other than (1) our chief executive officer and (2) our chief financial officer, who provides such services as part of our engagement with Fahn Kane.

Directors’ Service Contracts

 There are no arrangements or understandings between us and any of our current directors, including our Chief Executive Officer, for benefits upon termination of service.

D.	Employees

The following table details certain data on the workforce of Metalink and its consolidated subsidiaries for the periods indicated*:

	As at December 31,
	2010	2009*	2008*
Approximate numbers of employees by geographic location
United States and Asia Pacific	-	10	17
Europe, Middle East	-	59	66

Total workforce	-	69	83
Approximate numbers of employees by category of activity
Research and development	-	50	57
Sales and marketing	-	6	8
Product and customer support	-	4	7

Management and administrative	1	9	11
Total workforce	1	69	83

•	Includes the employees for these years that were transferred to Lantiq in connection with the WLAN business to Lantiq in February 2010. Since June 2011, we had one employee.

The overall reduction in our workforce, from 83 employees in 2008 to 1 employee in 2010 is due primarily to the Lantiq Transaction.

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

E.             Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of July 1, 2011.  The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of July 1, 2011.

Name	Number of Ordinary	Percentage of
	Shares Beneficially Owned(1)	Outstanding Ordinary Shares
Tzvi Shukhman	591,031	21.91%
Uzi Rozenberg	477,535	17.70%
Orly Etzion	-	-
Efi Shenhar	-	-
Neta Eshed	-	-
Meir Bar-El	-	-
Shay Evron	-	-
Directors and Officers as a group (consisting of 7 persons)	1,068,566	39.61%
________________________
*	Less than 1%.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 23, 2011.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of June 23, 2011, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

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

As of June 27, 2011 options to purchase 2,165 ordinary shares were outstanding.

In 2010, no options were granted. As part of the Lantiq Transaction, 67,764 options were canceled within 90 days from transfer of the employees to Lantiq.

The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2010:

	Options & RSU outstanding		Options & RSU exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual	exercise	December 31	exercise
Exercise price	2010	life (in years)	price	2010	price

$0.00 – 2.66	2,165	0.83	0.25	2,165	0.25

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of July 1, 2011 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	591,031	21.91%
Uzi Rozenberg(3)(4)	477,535	17.70%
Harel Insurance and Harel PIA (5)	260,246	9.70%
______________

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

(2)	The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of June 23, 2011.

(3)	Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4)	The record holder of 100,000 shares out of the 477,535 is U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

(5)
As of December 31, 2010, based on a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel Insurance") and Harel PIA Mutual Funds Management Ltd. ("Harel PIA") with the SEC on February 14, 2011.

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

Record Holders

As of June 23, 2011, we had 31 shareholders of record, of whom 25 were registered with addresses in the United States, representing approximately 17% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 71% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 below – “Financial Statements”.

Other Financial Information

In the year ended December 31, 2010 the amount of our export sales was approximately $0.454 million, which represents 56% of our total sales.

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

In December 2003, the former employee filed a claim in the second phase of the arbitration (the “Second Arbitration”) in the amount of $3.2 million and at least $2.9 million before deductions and also a sum of $3.8 million for funding differences. We contested this claim and filed a claim for damages against the former employee in the amount of $950,000 and for a refund of the NIS 1.9 million ($435,000) already paid to him according to the foregoing judgment and of the $35,000 paid as statutory severance pay and reimbursement of travel expenses.

In May 2010, we entered into a settlement agreement with the former employee, whereby both parties agreed to finally and irrevocably waive all rights, claims and causes of action against the other. As part of the settlement agreement, we agreed to pay the former employee a sum of NIS 750,000 ($200,000). On June 14, 2010 the Tel Aviv District Labor Court sanctioned the settlement agreement.

2010 Claim. In August 2010,  a former employee filed a claim against us and Lantiq in the Tel Aviv District Labor Court (the "Court") for approximately NIS 0.37 million (approximately $105,000) for certain rights with respect to termination of employment in connection with the Lantiq transaction. In October 2010, we filed with Lantiq a statement of defence and, in May 2011, a pretrial was conducted and the trial is in the discovery of documents stage.

 While we believe the claim has no merits, there is no asurance that we will necessarily prevail.

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

According to the Israeli Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher.  Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2010.

ITEM 9.              THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth the high and low closing prices for our ordinary shares on the NASDAQ Global (through March 28, 2009), on the NASDAQ Capital Market (through April 20, 2011), and, starting April 21, 2011, on the Pink Sheets, for the periods indicated. The prices have been adjusted to retroactively reflect the one-for-ten reverse split of our ordinary shares we effected on February 22, 2010:

FIVE MOST RECENT YEARS	High	Low

2006	$64.9	$43.6
2007	$87.9	$44.3
2008	$47.5	$1.00
2009	$6.00	$1.00
2010	$1.97	$0.71

EIGHT MOST RECENT QUARTERS

Third Quarter 2009	$5.00	$3.30
Fourth Quarter 2009	$3.90	$2.10
First Quarter 2010	$3.40	$1.30
Second Quarter 2010	$1.97	$0.78
Third Quarter 2010	$1.15	$0.71
Fourth Quarter 2010	$1.15	$0.85
First Quarter 2011	$1.08	$0.82
Second Quarter 2011	$0.90	$0.55

MOST RECENT SIX MONTHS

December 2010	$0.99	$0.87
January 2011	$1.08	$0.92
February 2011	$0.95	$0.91
March 2011	$0.95	$0.82
April 2011	$0.90	$0.70
May 2011	$0.77	$0.55
June 2011	$0.77	$0.62

On July 13, 2011, the last reported sale price of our ordinary shares on the Pink Sheets was $0.67 per share.

We voluntarily delisted our ordinary shares from trade on the TASE, effective June 14, 2010.

The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated, through June 14, 2010.  The translation into dollars is based on the representative rate of exchange on December 31, 2010, as published by the Bank of Israel (NIS 3.775 per one dollar):

FIVE MOST RECENT YEARS	High		Low
	$	NIS	$	NIS

2006	7.54	28.48	5.5	20.77
2007	9.55	36.06	4.58	17.29
2008	4.89	18.47	0.08	0.33
2009	0.72	2.75	0.1	0.38
2010 (through June 10, 2010)	0.42	1.6	0.09	0.36

EIGHT MOST RECENT QUARTERS AND SUBSEQUENT PERIOD

Third Quarter 2008	1.07	4.06	0.31	1.18
Fourth Quarter 2008	0.59	2.24	0.08	0.33
First Quarter 2009	0.23	0.88	0.1	0.38
Second Quarter 2009 (through June 24)	0.72	2.75	0.19	0.75
Second Quarter 2009	0.41	1.55	0.37	1.41
Third Quarter 2009	0.54	2.04	0.33	1.27
Fourth Quarter 2009	0.38	1.45	0.22	0.85
First Quarter 2010	0.42	1.6	0.12	0.48
Second Quarter 2010 (through June 10)	0.17	0.67	0.09	0.36

MOST RECENT SIX MONTHS

December 2009	0.38	1.45	0.22	0.85
January 2010	0.42	1.6	0.23	0.90
February 2010	0.24	0.93	0.16	0.62
March 2010	0.18	0.68	0.12	0.48
April 2010	0.17	0.67	0.12	0.49
May 2010	0.13	0.51	0.11	0.44
June 2010 (through June 10)	0.11	0.44	0.09	0.36

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares began trading on the NASDAQ Global Market on December 2, 1999 under the symbol “MTLK”.  In March 2009, our ordinary shares were transferred to the NASDAQ Capital Market.

As of December 3, 2000, our ordinary shares began trading also on the Tel Aviv Stock Exchange, or TASE, under the symbol “MTLK.” We voluntarily delisted our ordinary shares from trade on the TASE, effective June 14, 2010.

On April 21, 2011, our ordinary shares were delisted from The NASDAQ Capital Market and are quoted on the Pink Sheets under the symbol "MTLK.PK".

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director generally cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested.  In addition, our directors generally cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See Item 6(C). “Directors, Senior Management and Employees – Board Practices – Approval of Specified Related Party Transactions Under Israeli Law.”

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

The key rights attached to our ordinary shares are as follows:

Dividend Rights. Our articles of association provide that our board of directors may from time to time, declare such dividend as may appear to be justified. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise.  Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our profits.  Any dividend unclaimed after a period of seven years from the date of its declaration, shall be forfeited and reverted to us, provided, however, that our board may, at its discretion, cause us to pay any such dividend or any part thereof, to a person who would have been entitled thereto, had the same not reverted to us.

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

Rights to Share in the Company’s Profits. Our board has the power to cause any moneys, investments, or other assets forming part of the undivided profits of the company, standing to the credit of a reserve fund for the redemption of capital, to be capitalized and distributed among such shareholders as would be entitled to receive the same if distributed by way of dividend.

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

Shareholders’ Meetings and Resolutions

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

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days..

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter.  However, the transaction can be approved by shareholders without this special majority approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company.

In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Israeli Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special tender offer" if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares.  In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it.  Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock acquisitions exchanges between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

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

In consideration for the acquired WLAN business, Lantiq has agreed to pay us a total of up to $16.9 million in cash, consisting of the following:

•	$5.7 million to be paid concurrently with the closing;

•	Up to $1.2 million (subject to downward adjustments) to be paid on March 31, 2010; and

•
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

Other key terms of the Purchase Agreement include, among other things:

•	Lantiq has agreed to reimburse us for costs related to the operation of the acquired business in the period prior to closing, subject to certain limitations and caps;

•	Subject to certain exceptions, we made a number of customary representations and warranties to Lantiq. Lantiq made customary representations and warranties to us;

•	During the pre-closing period, we agreed to act in the ordinary course of business and not take certain specified actions without obtaining Lantiq's prior written consent;

•	Lantiq agreed to make an offer of continued employment to most of our WLAN business employees, to generally be no less favorable in the aggregate than their existing terms of employment;

•
We agreed that, subject to closing, until March 31, 2012 we shall not compete with the acquired WLAN business nor solicit any employee or consultant working for Lantiq in such business. In connection therewith, Mr. Shukhman, our Chief Executive Officer, has entered into a similar non-competition agreement with Lantiq, which became effective at closing;

•
We agreed that, subject to closing and for a period of six (6) months thereafter, Lantiq shall have the non-exclusive right to use certain trade names and trademarks in connection with the operation of the acquired business;

•
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

•
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

As contemplated by the Purchase Agreement, we entered into the following additional agreements at the closing:

•	Consulting Agreement, whereby we agreed to provide Lantiq certain consulting services for up to two years in consideration for $400,000 per year;

•
Transition Services Agreement, whereby Lantiq agreed to provide us with certain transition services for a limited period following the closing for an insignificant monthly payment. Such transition services included, among other things, entering into a Sublease Agreement allowing us to continue using a portion of our existing office space in Yakum, Israel; and

•
Cross-License Agreement, whereby (1) we agreed to grant Lantiq a royalty-free non-exclusive license to our intellectual property rights (not sold as part of the transaction to Lantiq) and (ii) Lantiq agreed to grant us a royalty-free non-exclusive license to the intellectual property rights we sold as part of the transaction, to be used by us in connection with our retained DSL business.

To date, Lantiq paid us the following amounts as contemplated by the Purchase Agreement (excluding payments under the Consulting Agreement):

•	$5.7 million was paid concurrently with the closing.
•	$2 million was paid throughout the year 2010;

In May 2011, Lantiq informed us that the acquired WLAN business has not achieved the performance targets during the first earnout period and, consequently, that no additional earnout payments are due for the first earnout period.

In July 2010, Lantiq exercised its right to terminate the consulting agreement, effective as of July 31, 2011.

The foregoing description of the Lantiq Transaction and the agreements entered in connection therewith is only a summary and does not purport to be complete and is qualified by reference to the full text of the these agreements, which are incorporated by reference as exhibits 4.21, 4.22, 4.23, 4.24 and 4.25  to this annual report.

Senior Loan

General. On September 8, 2008 we entered into a short term secured loan agreement, or the Loan Agreement, with an institutional investor, or the Senior Lender. According to the Loan Agreement, the Senior Lender agreed to extend us a loan of $3.5 million at the first stage (“First Loan”), which we received in September 2008, and agreed to extend us at our request, an additional loan of up to $4.5 million (“Second Loan”). Under the Loan Agreement, the outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis.

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

                Third Amendment. On December 30, 2009, we entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4.3 million originally due upon the closing of a fundmanetal transaction, such as the Lantiq Transaction, was reduced to $4.1 million and repaid in four installments: $3.7 million at closing of such transaction, which occurred on February 15, 2010, and the remainder of $350,000 in three installments by March 31, 2011. As part of the Third Amendment and the closing of the Lantiq Transaction, the charges on our assets were removed.

                Full Repayment. As agreed with the Senior Lender, we paid the lender $300,000 on December 13, 2010 as a full repayment of the remaining balance of $350,000, such that the lender granted the Company a $50,000 discount in consideration for the early prepayment.

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

Israeli Tax

General Corporate Tax Structure

        For a discussion of the current corporate tax stucture applicable to companies in Israel - see Item 5A above “Operating Results – Corporate Tax Rate”.

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

 Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise.  See discussion below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of the Investments Law that came into effect in 2011. Prior to the aforementioned amendment, such status was contingent upon the receipt of an applicable certificate of approval from the Investment Center of the Ministry of Industry and Trade of the State of Israel, known as the Investment Center.

Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% for the benefit period. The benefit period is seven or ten years (depending on the extent of foreign investment in the company) commencing with the year in which the approved enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the start of the tax year in which the approval was obtained, whichever is earlier.  The Investments Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates.

A company owning an approved enterprise may elect to forego certain government grants extended to approved enterprises in return for an alternative package of benefits.  Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business.

In 1994, our request for designation of our capital investment at our facility as an “Approved Enterprise” program was approved under the Investment Law.  For this approved enterprise, we elected the alternative package of benefits.  In December 2000, we received an approval for additional capital investment in our approved enterprise under the alternative package of benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities.

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

Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates.  We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year’s profits to declare dividends.  We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

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

Amendment to the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” (which following such amendment is referred to as a Benefited Enterprise) only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for a Benefited Enterprise under the alternative package of benefits. A company wishing to receive the tax benefits afforded to a benefited enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year, or on the date on which it is obligated to file the tax return for that year, whichever is earlier. In order to be recognized as owning a benefited enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

Pursuant to the amendment, a company with a benefited enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the benefited enterprise and to certain tax benefits, provided that no more than 12 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise, as applicable to us, are determined according one of the following new tax routes:

•
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

•
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

The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

The amendment applies to Benefited Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received“Approved Enterprise” approval from the Investment Center on or prior to March 31, 2005 in which case the the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Reform of the Investments Law - 2011

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of  annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel; in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel; and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

The amendment will generally apply to preferred income produced or generated by a Preferred Company (as defined in the Investments Law) commencing from January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances,  application of the new regime to investment programs previously approved or elected under the Investments Law in its previous form.  Although this recent amendment took effect on January 1, 2011, the transitional provisions of its adoption also allow the company to defer its adoption to future years.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the “Industry Encouragement Law”, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.  We believe that we currently qualify as an “Industrial Company” within the definition of the Industry Encouragement Law.

Under the Industry Encouragement Law, if we qualify as an “Industrial Company” we are entitled to the following preferred corporate tax benefits, among others:

•	deduction of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•	the right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies;

•	accelerated depreciation rates on equipment and buildings; and

•	deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  No assurance can be given that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including our ordinary shares, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between the real gain and inflationary surplus.  Real gain is the difference between the total capital gain and the inflationary surplus.  The inflationary surplus is computed on the basis of the difference between the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, on the date of sale and the date of purchase.

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority, or the ITA, has indicated that it does not recognize the OTC Bulletin Board or the Pink Sheets as a “stock exchange” for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC Bulletin Board or the Pink Sheets as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “the U.S.- Israel Tax Treaty”), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel.  A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents on Receipt of Dividends

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived from an Approved or Benefited Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%.  However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.  Dividends paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise will be subject to a 15% tax rate.

United States Federal Income Tax Considerations

General

Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of our ordinary shares and that holds them as capital assets.  For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares who or that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the law of the United States or of any State or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
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

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on that holder's individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

•	broker-dealers, including dealers in securities or currencies;

•	insurance companies;

•	taxpayers that have elected mark-to-market accounting;

•	tax-exempt organizations;

•	financial institutions or “financial services entities”;

•	taxpayers who hold the ordinary shares as part of a straddle, "hedge", constructive sale, "conversion transaction" or other risk reduction transaction;

•	holders owning directly, indirectly or by attribution shares having at least ten percent of the total voting power of all our shares;

•	taxpayers whose functional currency is not the U.S. dollar; and

•	taxpayers who acquire our ordinary shares as compensation.

This discussion does not address any aspect of U.S. federal gift or estate tax or state or local tax laws.  Additionally, the discussion does not consider the tax treatment of partnerships or other entities treated as pass-throughs for U.S. federal income tax purposes or persons who hold our ordinary shares through a partnership or other pass-through entity.

Certain material aspects of U.S. federal income tax relevant to a Non-U.S. Holder are also discussed below.  In general, a Non-U.S. Holder is a beneficial owner of our ordinary shares who or that is for U.S. federal income tax purposes:  (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the law of a country other than the United States or a political subdivision thereof or, (iii) an estate or trust that is not a U.S. Holder.  Each prospective investor is advised to consult that person’s own tax adviser with respect to the specific tax consequences to that person of purchasing, holding or disposing of our ordinary shares.

Taxation of Dividends Paid on Ordinary Shares

We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future.  In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Distributions in excess of those earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of that basis, will be treated as a gain from the sale or exchange of the ordinary shares. Pursuant to current legislation that is scheduled to expire for taxable years beginning after December 31, 2012, dividend income generally will be taxed to noncorporate taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or in the preceding year) are satisfied. Dividends received after 2012 will be taxable as ordinary income.

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

A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

•	if the U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date; or

•	to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between that U.S. Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of those shares, and the amount realized on the disposition.  A disposition of the ordinary shares will be considered to occur on the “trade date,” regardless of the U.S. Holder’s method of accounting.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. Holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and may therefore realize foreign currency gain or loss, unless that U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating that foreign currency gain or loss.  Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Long-term capital gains of noncorporate taxpayers are eligible for reduced rates of taxation.

Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally is treated under the Code as U.S. source income or loss for U.S. foreign tax credit purposes, and thus a U.S. Holder ordinarily would not be entitled to claim a foreign tax credit for taxes paid to Israel with respect to gains.  However, under the U.S.- Israel Tax Treaty, gains derived from the sale, exchange or other disposition of our ordinary shares generally are considered to be from Israeli sources if the sale, exchange or other disposition occurs in Israel, and a U.S. Holder who is entitled to claim the benefits of that treaty is permitted to claim a foreign tax credit for taxes paid to Israel with respect to the sale, exchange or disposition, subject to the limitations on foreign tax credits under U.S. federal income tax law.  The U.S. Israel Tax Treaty does not relate to state or local taxes.  (See Israeli Tax -- Application of the U.S.-Israel Tax Treaty to Capital Gains Tax).

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003 and 2010 but not in 2004, 2005, 2006, 2007,2008 or 2009. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. In particular, our holding of the proceeds of the sale of our WLAN business on February 15, 2010will cause us to be a PFIC in 2010 and possibly also in later years unless and until we invest a sufficient portion of those proceeds in assets that do not produce passive income. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  However, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it generally remains stock in a PFIC in the hands of that shareholder, even if in later taxable years the foreign corporation ceases to satisfy the test to be a PFIC, unless the shareholder makes any of certain elections.  As described below, those elections include a “qualified electing fund”, or QEF, election and a mark-to-market election.

A U.S. Holder who is subject to the PFIC rules and who does not make a QEF election or a mark to-market election will be subject to the following rules:

•	gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, the ordinary shares will be taxable as ordinary income;

•	the U.S. Holder will be required to allocate that dividend income and/or disposition gain ratably over the shareholder’s entire holding period for the ordinary shares;

•
the amount allocated to each year other than the year of the dividend payment or disposition will be subject to tax at the highest applicable tax rate, and an interest charge will be imposed with respect to the resulting tax liability;

•	the U.S. Holder will be subject to information reporting requirements each year and will be required to report distributions received on, and gain recognized on dispositions of, our shares; and

•
any U.S. Holder who acquired our ordinary shares upon the death of a shareholder will not receive a step-up in the tax basis of those shares to fair market value but instead, the U.S. Holder beneficiary will have a tax basis equal to the decedent’s basis, if lower.

 In the case of a U.S. Holder that made, or, as described below, is treated as having made, a QEF election for the first taxable year the U.S. Holder owns our ordinary shares and we are a PFIC (that taxable year hereafter being referred to as the “First PFIC Year”), the following U.S. federal income tax consequences will arise:

•
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

•	the U.S. Holder will not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gains; and

•	the U.S. Holder will not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder.  A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania.  Continuation of a QEF election requires ongoing annual filing of the PFIC annual information statement that we provide.  Even if a QEF election is not made, a shareholder in a PFIC who is a United States person must satisfy information reporting requirements to the IRS  every year.  During January 2002, 2003, 2004, we sent to our shareholders the required information to report income and gain under a QEF election – a “PFIC ANNUAL INFORMATION STATEMENT” for the years 2001, 2002, 2003,respectively, and we will be sending that information to our shareholders for the year 2010.
.
We did not have net ordinary earnings or net capital gain for our 2001-2003 or 2010 taxable years. Therefore, any U.S. Holder who made a timely QEF election for the holder’s First PFIC Year that applied for those periods was not required to include any amount in income in those years as a result of that election.

Any U.S. Holder who would like to receive a PFIC ANNUAL INFORMATION STATEMENT for years 2001, 2002, 2003 or 2010 can contact Mrs. Neta Eshed, Metalink Ltd., Gealya 76885, Israel.

Alternatively, provided our ordinary shares qualify as marketable stock, a U.S. Holder can elect to mark our ordinary shares to market annually, recognizing as ordinary income or loss each year that we are a PFIC and the U.S. Holder either holds or disposes of the shares, an amount equal to the difference between the U.S. Holder's adjusted tax basis in our ordinary shares and their fair market value or amount realized.  Losses would be allowed only to the extent of net mark-to-market gain included in income by the U.S. Holder for prior taxable years pursuant to the mark-to-market election.  As with the QEF election, a U.S. Holder who makes a mark-to-market election with respect to our shares would not be subject to deemed ratable allocations of distributions or gain, the interest charge, or the denial of basis step-up at death described above (except for the first year that the election applies, if that is not the First PFIC Year). We believe that our shares ceased to be treated as marketable stock for purposes of this mark-to-market election on April 21, 2011, when our ordinary shares were delisted from the NASDAQ Capital Market and became quoted on the “Pink Sheets”. Accordingly, a mark-to-market election is no longer available, and any election previously made by a U.S. Holder has ceased to apply.

As noted above, once stock in a foreign corporation is stock in a PFIC in the hands of a particular U.S. shareholder, it generally remains stock in a PFIC in the hands of that shareholder, even if in later taxable years the foreign corporation ceases to satisfy the test to be a PFIC, unless the shareholder makes a QEF election for the First PFIC Year or makes the mark-to-market election, which is no longer available for our ordinary shares.

If a U.S. shareholder makes a QEF election for the First PFIC Year, and if in any later year the foreign corporation does not satisfy the test to be a PFIC, the PFIC rules do not apply to the stock of the foreign corporation owned by that shareholder in that later year. However, if the foreign corporation subsequently becomes a PFIC again in a later taxable year, the QEF rules once again will apply to that stock.  A U.S. shareholder who or that did not make a QEF election in the First PFIC Year may make a QEF election in a later taxable year, and if the U.S. shareholder also makes another election, sometimes called a “purging” election, pursuant to which the U.S. shareholder may be required to pay additional tax and interest, the U.S. shareholder will be treated as having made a QEF election in the First PFIC Year.

If a U.S. shareholder makes the mark-to-market election for the stock in a PFIC, the stock will cease to be stock in a PFIC in any later year the foreign corporation does not satisfy the test to be a PFIC.  However, if the foreign corporation subsequently becomes a PFIC in a later taxable year, the mark-to-market rules once again will apply to that stock.  If a United States person makes a mark-to-market election after the First PFIC Year, his or its mark-to-market gain, if any, will be subject to the PFIC rules that apply when there is no special election, described above, but those rules will not thereafter apply in subsequent taxable years. A mark-to-market election is no longer available for our ordinary shares.

We believe that we satisfied the test to be a PFIC in 2001, 2002,2003  and 2010 but not in 2004, 2005, 2006, 2007, 2008 or 2009.  In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002,2003 or 2010 and that has made, or is treated as having made, a QEF election for the First PFIC Year, our ordinary shares will not be shares in a PFIC in any year after any of those years in which we do not satisfy the test to be a PFIC.  Any U.S. Holder that acquired our ordinary shares in 2004, 2005, 2006, 2007, 2008 or 2009,  when we believe we were not a PFIC, will become subject to the PFIC rules in 2010, and if the U.S. Holder did not and does not make a QEF election effective for the First PFIC , the U.S. Holder will remain subject to the PFIC rules that apply when no special election is in effect.

U.S. Holders of our shares are strongly urged to consult their tax advisers about the PFIC rules, including the availability, advisability and timing of, and procedure for, making a QEF election with respect to their holding of our ordinary shares, including warrants or rights to acquire our ordinary shares.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "U.S. Information Reporting and Backup Withholding" below, a Non-U.S. Holder who is a beneficial owner of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, the ordinary shares, unless:

•
that item is effectively connected with the conduct by the Non-U.S. Holder of trade or business in the United States and, in the case of a resident of a country which has a tax treaty with the United States, that item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

•
the Non-U.S. Holder is an individual who holds the ordinary shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

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

The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts.

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill our obligations with respect to such requirements by filing reports with the SEC.  You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

In 2008, the Company settled all outstanding hedging transactions and reclassified it from “Other Comprehensive Income” to earnings concurrent with the effect of the hedged transaction on earning. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. For additional qualitative disclosure see Item 5 – “Impact of Inflation and Foreign Currency Fluctuations“.

Interest Rate Risk

Historically, our exposure to market risk with respect to changes in interest rates related primarily to our short- and long-term investments.  We do not have any  short- and long-term investments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2010. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2010 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

 Ms. Orly Etzion, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations. Ms. Etzion also qualifies as an “independent director” using the NASDAQ Stock Market definition of independence, in NASDAQ Listing Rule 5605(a)(2).

ITEM 16B.       CODE OF ETHICS

In April 2004, we adopted Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s employees and directors. The Code is available on our website at www.MTLK.com.  If we make any amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $37,000, for 2010 and 2009 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2010 and 2009, our principal accountant billed us aggregate amounts of approximately $5,000 for services relating to tax compliance, tax advice and tax planning.

All Other Fees. For 2010 and 2009, our principal accountant did not bill us  for other services.

Pre-approval Policies and Procedures. Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.        EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

                Not applicable.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.           FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2010 are enclosed as part of this annual report.

ITEM 19.           EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1*
Memorandum of Association, as amended and restated through Febrary 22, 2010 (translated from Hebrew) (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

1.2*
Articles of Association, as amended and restated through Febrary 22, 2010 (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.1*	Employee Share Option Plan (1997) (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).
4.2*
Employee Share Option Plan (1997), Section 102 (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).

4.3*
International Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).

4.4*	Employee Share Option Plan (1999) (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).
4.5*	Employee Share Option Plan (1999a) (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (No. 333-11118) filed with the SEC on November 10, 1999).
4.6*	2000 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.5 to the Registrant Registration Statement on Form S-8, filed with the SEC on April 17, 2001).
4.7*	Share Option Plan (2000) (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Registration Statement on Form 20-F, filed with the SEC on June 29, 2001).
4.8*	2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the Registrant's Report on Form 20-F, filed with the SEC on June 26, 2003).
4.9*	2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant's Report on Form S-8, filed with the SEC on April 1, 2004).

4.10*
Loan Agreement between the Registrant and certain investors; filed as Exhibit 99.2 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

4.11*	Form of Note issued to certain investors; filed as Exhibit 99.3 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.
4.12*
Form of Warrant to purchase Ordinary Shares issued to certain investors; filed as Exhibit 99.4 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

4.13*
Form of Israeli Security Agreement between the Registrant and certain investors; filed as Exhibit 99.5 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

4.14*
Form of U.S. Security Agreement between the Registrant and certain investors; filed as Exhibit 99.6 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

4.15*
Form of Subsidiary Guarantee between the Registrant and certain investors; filed as Exhibit 99.7 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

4.16*
Form of Placement Agent Agreement between the Registrant and the placement agent; filed as Exhibit 99.8 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

4.17*	Amendment to Loan Agreement between the Registrant and certain investors, dated December 31, 2008; filed on Form 6-K filed with the SEC on January 5, 2009, and incorporated herein by reference.
4.18*
Second Amendment to Loan Agreement between the Registrant and certain investors, dated September 6, 2009; filed on Form 6-K filed with the SEC on September 8, 2009, and incorporated herein by reference.

4.19*
Third Amendment to Loan Agreement between the Registrant and certain investors, dated December 30, 2009 (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.20*
Asset Purchase Agreement by and among the Registrant, Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG, dated January 5, 2010 (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.21*
Consulting Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.22*
Transition Services Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.23*
Cross License Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.24*
Sublease Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

8	List of Subsidiaries.
12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by co-CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification by co-CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of co-CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.3	Certification of co-CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Brightman Almagor & Co., independent auditors.
_________________
* Incorporated by reference.

METALINK LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

METALINK LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Metalink Ltd.

We have audited the accompanying consolidated balance sheets of Metalink, Ltd ("the Company") and its subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2010 and 2009, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1, the Company sold its principal line of business, the wlan business to lantiq. a newly-formed fabless semicondutor company founded by Golden Gate Capital.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 14, 2011

F - 2 -

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$4,357	$2,273
Trade accounts receivable	92	461
Other receivables (Note 11A)	266	602
Government institutions	66	-
Prepaid expenses	8	88
Advance to supply	175	-
Inventories (Note 3)	37	1,068
Total current assets	5,001	4,492

Severance pay fund (Note 6)	-	1,229

Property and equipment, net (Note 4)	79	2,145
Total assets	$5,080	$7,866

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Trade accounts payable	$102	$1,542
Other payables and accrued expenses (Note 11B)	576	3,239
Short-term loan (Note 7)	-	4,100
Warrants to issue shares	-	289
Total current liabilities	678	9,170

Accrued severance pay	275	1,798

Shareholders' equity (Deficiency)
Ordinary shares of NIS 1 par value (Authorized - 5,000,000 shares, issued and outstanding 2,780,707 and 2,663,723 shares as of December 31, 2010 and December 31, 2009 )	790	759
Additional paid-in capital	158,111	157,692
Accumulated deficit	(144,889)	(151,668)
	14,012	6,783

Treasury stock, at cost; 898,500 as of
December 31, 2010	(9,885)	(9,885)
Total shareholders' equity (Deficiency)	4,127	(3,102)
Total liabilities and shareholders' equity (Deficiency)	$5,080	$7,866

* The number of shares have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

F - 3 -

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2010	2009	2008

Revenues (Note 12)	$813	$3,288	$7,053
Cost of revenues: (Note 12)
Costs and expenses	97	1,028	2,487
Royalties to the Government of Israel (Note 6)	12	97	215
Total cost of revenues	109	1,125	2,702

Gross profit	704	2,163	4,351

Operating expenses:
Selling and marketing	-	-	-
General and administrative	1,163	2,322	2,549
Total operating expenses	1,163	2,322	2,549

Operating profit (loss)	(459)	(159)	1,802

Financial income (expenses), net	438	(3,494)	1,639
Net profit (loss) from continuing operation	$(21)	$(3,653)	3,441
Discontinued operation
Operating loss from discontinued operation	(107)	(9,801)	(24,419)
Capital gain from sale of discontinued operation	6,907	-	-
Net profit (loss) from Discontinued operation	$6,800	$(9,801)	$(24,419)
Net profit (loss)	$6,779	$(13,454)	$(20,978)
Per share data-
Basic and Diluted earnings (loss) from continuing operations	$(0.008)	$(1.471)	$1.46
Basic and Diluted earnings (loss) from discontinued operations	$2.451	$(3.947)	$(10.36)
Basic and Diluted earnings (loss)	$2.444	$(5.419)	$(8.9)
Shares used in computing loss per ordinary share*:
Basic and Diluted	2,773,823	2,482,863	2,356,971

Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

F - 4 -

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

						Accumulated
	Number of	Number of		Additional	Treasury	other		Total
	Outstanding	treasury	Share	paid-in	Stock	comprehensive	Accumulated	Comprehensive
	Shares	shares	Capital	capital	(at cost)	income (loss)	deficit	income (loss)	Total
Balance at
December 31, 2007	2,437,723	898,500	$701	$154,703	$(9,885)	$48	$(117,236)		$28,331

Changes during 2008:
Exercise of employee options & issuance of Restricted Stock Units (RSU’s)	27,500	-	8	2	-	-	-	-	10
Employee stock-based
compensation	-	-	-	1,781	-	-	-	-	1,781
Exercise of warrants (Note 8)	10,000	-	2	16	-	-	-	-	18
Expenses related to issuance of shares	-	-	-	(2)	-	-	-	-	(2)
Other comprehensive income:
Unrealized gain on marketable securities	-	-	-	-	-	(129)	-	(129)	(129)
Reclassification of fair value of derivatives Used in cash flow hedge	-	-	-	-	-	(43)	-	(43)	(43)
Loss for the year	-	-	-	-	-	-	(20,978)	(20,978)	(20,978)
Total comprehensive loss								$(21,150)
Balance at
December 31, 2008	2,475,223	898,500	$711	$156,500	$(9,885)	$(124)	$(138,214)		$8,988

The accompanying notes are an integral part of the financial statements

F - 5 -

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
(in thousands, except share data)

						Accumulated
	Number of	Number of		Additional	Treasury	other		Total
	Outstanding	treasury	Share	paid-in	Stock	comprehensive	Accumulated	Comprehensive
	Shares	shares	Capital	capital	(at cost)	income (loss)	deficit	income (loss)	Total
Balance at
December 31, 2008	2,475,223	898,500	$711	$156,500	$(9,885)	$(124)	$(138,214)		$8,988

Changes during 2009:
Exercise of employee options & issuance of Restricted Stock Units (RSU’s)	5,000	-	1	-	-	-	-	-	1
Employee stock-based
compensation	-	-	-	483	-	-	-	-	483
Exercise of warrants (Note 8)	183,500	-	47	709	-	-	-	-	756
Other comprehensive income:
Unrealized gain on marketable securities	-	-	-	-	-	124	-	124	124
Loss for the year	-	-	-	-	-	-	(13,454)	(13,454)	(13,454)
Total comprehensive loss								$(13,330)
Balance at
December 31, 2009	2,663,723	898,500	$759	$157,692	$(9,885)	$-	$(151,668)		$(3,102)

The accompanying notes are an integral part of the financial statements

F - 6 -

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
(in thousands, except share data)

						Accumulated
	Number of	Number of		Additional	Treasury	other		Total
	Outstanding	treasury	Share	paid-in	Stock	comprehensive	Accumulated	Comprehensive
	Shares	shares	Capital	capital	(at cost)	income (loss)	deficit	income (loss)	Total
Balance at
December 31, 2009	2,663,723	898,500	$759	$157,692	$(9,885)	$-	$(151,668)		$(3,102)

Changes during 2010:
employee stock-based
compensation	-	-	-	43	-	-	-	-	43
Exercise of warrants (note 8)	116,984	-	31	376	-	-	-	-	407
Other comprehensive income:
profit for the year	-	-	-	-	-	-	6,779	6,779	6,779
Total comprehensive income								$(6,779)
Balance at
December 31, 2010	2,780,707	898,500	$790	$158,111	$(9,885)	-	(144,889)		$4,127

The accompanying notes are an integral part of the financial statements

F - 7 -

METALINK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$6,779	$(13,454)	$(20,978)
Adjustments to reconcile net loss to net cash used in operating activities (Appendix)	(8,542)	9,626	(2,169)
Net cash used in continuing operating activities	(1,763)	(3,828)	(23,147)

Cash flows from investing activities:
Proceeds from maturity and sales of marketable debt securities and certificates of deposits	-	800	18,491
Proceeds from disposal of property and equipment	-	48	128
Cash from sale of WLAN operation	7,700	-	-
Purchase of property and equipment	-	(15)	(793)
Net cash provided by investing activities	7,700	833	17,826

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of options, net	162	21	8
Proceeds from issuance of warrants to issue shares	35	123	1,838
Loan received, net of issuance costs	-	1,958	1,350
Repayment of loan	(4,050)	(2,000)	-
Net cash provided by (used in) financing activities	(3,853)	102	3,196

Increase (decrease) in cash and cash equivalents	2,084	(2,893)	(2,125)
Cash and cash equivalents at beginning of year	2,273	5,166	7,291
Cash and cash equivalents at end of year	$4,357	$2,273	$5,166

The accompanying notes are an integral part of the financial statements

F - 8 -

METALINK LTD.

APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	(in thousands)

Adjustments to reconcile net loss to net
cash used in operating activities:

Depreciation and amortization	$48	$1,160	$1,397
Amortization of marketable debt securities and deposit premium and accretion of discount	-	(1)	(36)
Amortization of deferred charges and loan discount and
increase in the face value of the loan	-	2,305	488
Increase (decrease) in warrants to issue shares	83	706	(1,622)
Write off of short term loan	(50)	-	-
decrease in accrued severance pay, net	-	(334)	(311)
Employee stock-based compensation	(52)	483	1,781
Capital (gain) loss from selling of operation	(6,907)	-	96

Changes in assets and liabilities:

Decrease (increase) in assets:
Trade accounts receivable	6	2,054	(1,838)
Other receivables and prepaid expenses	(374)	1,050	1,146
Inventories	414	1,440	(743)
Increase (decrease) in liabilities:
Trade accounts payable	138	803	(825)
Other payables and accrued expenses	(1,848)	(40)	(1,702)

	$(8,542)	$9,626	$(2,169)

The accompanying notes are an integral part of the financial statements

F - 9 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1     -   GENERAL

Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research and development of high-throughput wireless local area network chipsets, and in the sale of high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company’s broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

Sales of the WLAN operation

On February 15, 2010 the Company has completed the sale of the wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,604 in cash as follows:

•
$5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor. For further details on  the loan agreement see Note 7.

•	$2,000 was paid throughout the year 2010;
•	Earn-out payments of up to an aggregate $8,000, contingent upon the acquired business’ achievement of specified performance targets through March 2012.

Moving forward the Company will continue supporting its current DSL activities.

On March 8, 2010 the NASDAQ staff informed the  Company  that it has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders' equity requirement in Listing Rule 5550(b)(1). On April 21, 2011, our ordinary shares were delisted from The NASDAQ Capital Market and are currently quoted on the "Pink Sheets" under the symbol "MTLK.PK".

On March 11, 2010, we voluntary delisted our ordinary shares from trading on the Tel Aviv Stock Exchange (TASE).

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

F - 10 -

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in ASC 830 (“Foreign Currency Matters”) . All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

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

The Company accounts for its investments in marketable securities in accordance with ASC 320-10 (formerly SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities").

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

During 2009 the company sold all of its marketable securities investments. As of December 31, 2008 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

F - 11 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2010 and 2009 no amounts for doubtful accounts were required.

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

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 (formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets”).

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

F - 12 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Research and Development Expenses

Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

K.	Deferred Income Taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with ASC 740-10 (formerly SFAS No. 109, “Accounting for Income Taxes”).

L.	Net Loss Per Ordinary Share

Basic and diluted net loss per share have been computed in accordance with ASC 260-10 (formerly SFAS No. 128, “Earnings per Share”) using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 2,165, 2,542,005 and 835,675 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2010, 2009 and 2008, respectively due to the anti-dilutive effect.

M.	Stock-based compensation

The company applies ASC 718-10 (formerly SFAS No. 123(R), “Share Based Payment”).. The Company’s net loss for the year ended December 31, 2010, 2009 and 2008 includes $43 $483 and $1,781 of compensation expenses related to the Company’s share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2010, 2009 and 2008:

	2 0 1 0	2 0 0 9	2 0 0 8

Risk-free interest rate	none	1.44%-2.9%	1.53%-2.57%
Expected life (in years)	none	0.1-3.00	0.06-3.00
Expected volatility (*)	none	43%-81%	38%-40%
Expected dividend yield	none	none	none

F - 13 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Stock-based compensation (Cont.)

The Company is utilizing the simplified method, to determine the expected life used in fair valuation of newly granted awards. We belive that recent business structual changes have made historical information less relevant and reliable and, consequently, we implemented the simplified method.

The Company believes that this calculation provides a reasonable estimate of expected life for the Company’s employee stock options. No adjustments to previous years assumptions have been made.

(*) Volatility is determined using historical quotes commensurate with expected term of the option under evaluation.

The grant date fair value of the Restricted Stock Units (RSU), was determined using the closing price of the Company’s stock at NASDAQ on the day of issuance.

The Company determined the risk-free interest rate in accordance with ASC 718-10-55-28. The Company uses U.S. treasury zero-coupon issues with remaining time equal the expected term.

N.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)
As of December 31, 2010, the Company had cash and cash equivalents  that totaled to $4,357 Most of which are deposited in a major Israeli financial institution.  As of December 31, 2009, the Company had cash and cash equivalents  that totaled to $2,273 all of which are deposited in a major Israeli financial institution .  Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

(ii)	Most of the Company's revenues are generated in Asia and Europe from a small number of customers (see Note 12). The Company generally does not require security from its customers.

P.	Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long-term investments of the Company is usually identical or substantially similar to their carrying amounts.

F - 14 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Reclassification

Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

R.	Derivative Financial Instruments

ASC 815-10 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”  as amended, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

See Note 14 for disclosure of the derivative financial instruments in accordance with such pronouncements.

S.	Recently Issued Accounting Pronouncements

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 (“Subsequent Events”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. all of the amendments in this Update are effective immediately and shall be applied prospectively. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

F - 15 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3      -   INVENTORIES

 Comprised as follows:

	December 31,
	2 0 1 0	2 0 0 9
	(in thousands)

Raw materials and components	$37	$288
Work-in-process	-	179
Finished products	-	601
	$37	$1,068

The balances are net of write-downs of $0 and $1,230 as of December 31, 2010 and 2009, respectively.

NOTE 4     -   PROPERTY AND EQUIPMENT

Comprised as follows:

	December 31,
	2 0 1 0	2 0 0 9
	(in thousands)
Cost:
Computers and equipment	$10	$13,158
Furniture and fixtures	3	495
Leasehold improvements	-	1,363
vehicles	143	-
	$156	$15,016
Accumulated depreciation and amortization:
Computers and equipment	$10	$11,398
Furniture and fixtures	2	233
Leasehold improvements	-	1,240
vehicles	65	-
	$77	$12,871
Property and equipment, net	$79	$2,145

F - 16 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5     -   ACCRUED SEVERANCE PAY, NET

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

The severance pay expenses for the years ended December 31, 2010, 2009 and 2008 were $52, $226, and $1,058, respectively.

The Company has no liability for pension expenses to its employees.

NOTE 6     -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(i)
The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of between 3% to 4.5%. The total amount of grants received, net of royalties paid, as of December 31, 2010 was $28,662

The research and development grants are presented in the statements of operations as an offset to research and development expenses.

The refund of the grants is contingent upon the successful outcome of the Company’s research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

Royalty expenses to the Government of Israel for the years ended December 31, 2010, 2009 and 2008 were 23$, $160 and $218, respectively.

(ii)
The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2010, 2009 and 2008 were 23$, $171 and $113 respectively.

(iii)	The Company assigned its royalties commitments related to the wireless activities to Lantiq as part of the sale of the wireless local area network (WLAN) business (see note 1).

F - 17 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6     -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Lease Commitments

(i)
The premises of the Company in Israel are rented under an operating lease agreements expired in September 2010, the premises of the Company in Taiwan is rented under an operating lease agreement expired in July 2010.

There is no future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2010.

The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel in the amount of $193.

Total rent expenses for the years ended December 31, 2010, 2009 and 2008 were $13, $889 and $1,451, respectively.

The company assigned its rental payments pursuant to the existing lease commitments to Lantiq as part of the sale of the wireless local area network (WLAN) business (see note 1).

(ii)
The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $30 as of December 31, 2010. Lease expenses for the years ended December 31, 2010, 2009 and 2008, were $170, $432 and $1,147 , respectively.

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

In December 2003, the former employee filed a claim in the second phase of the arbitration (the “Second Arbitration”) in the amount of $3.2 million and at least $2.9 million before deductions and also a sum of $3.8 million for funding differences. We contested this claim and filed a claim for damages against the former employee in the amount of $950,000 and for a refund of the NIS 1.9 million ($435,000) already paid to him according to the foregoing judgment and of the $35,000 paid as statutory severance pay and reimbursement of travel expenses.

F - 18 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

In May 2010, we entered into a settlement agreement with the former employee, whereby both parties agreed to finally and irrevocably waive all rights, claims and causes of action against the other. As part of the settlement agreement, we agreed to pay the former employee a sum of NIS 750,000 ($200,000). On June 14, 2010 the Tel Aviv District Labor Court sanctioned the settlement agreement.

2010 Claim. In August 2010, a former employee filed a claim against us and Lantiq in the Tel Aviv District Labor Court (the "Court") for approximately NIS 0.37 million (approximately $105,000) for certain rights with respect to termination of employment in connection with the Lantiq transaction. In October 2010, we filed with Lantiq a statement of defence and, in May 2011, a pretrial was conducted and the trial is in the discovery of documents stage.

While we believe the claim has no merits, there is no asurance that we will necessarily prevail.

F - 19 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7     -   SHORT-TERM LOAN

In September 2008, the Company entered into a short term secured loan agreement with an institutional investor. According to the loan agreement, the lender agreed to extend to the company a loan of $3,500 at the first stage (“First Loan”) and, at the request of the Company, an additional loan of up to $4,500 (“Second Loan”). On December 31, 2008, the Loan Agreement was amended such that, among other things, the Second Loan will be provided in two tranches of $2,250 each.

The key terms of the loan agreement were as follows:

•	The outstanding principal amount (including the Second Loan) is due and payable in one payment 12 months after the first closing;
•	The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at the Company’s election, on a quarterly basis;
•	The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a change of control; and
•	The loan is secured by a first priority fixed charge on all of the Company’s intellectual property and a first priority floating charge on all of its other assets.

The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, the Company’s ability to incur additional debt or sell the collateral, without the consent of the lender.

In addition, in consideration for the First Loan, the Company issued to the lender five-year warrants to purchase up to a total of 200.000 ordinary shares at exercise prices per share of $0.1 (for 100,000 warrants) and $5 (for the balance), post split.  In consideration for the first tranche of the Second Loan, the Company issued to the lender  five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance), subject to adjustments.

Under the agreement, the Company received in September 2008 a loan in the amount of $3,500 (“First Loan”) offset by issuance expenses in the amount of $313. The Company allocated the  amount received between the loan and the warrants. In accordance with ASC 470-20 the Company allocated to the warrants $1,838, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the schedule of the loan as of September 2009.

 For the year ended December 31,2009, the Company recorded $1,419 of financial expenses related to the amortization of the loan discount.

F - 20 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

In January  2009 the company received half of the Second Loan at the amount of $2,250 (“Second Loan”) offset by issuance expenses in the amount of $169. The Company allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), the Company allocated to the warrants $123, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P with the following assumptions: risk free interest rate of 4%; dividend yield of zero; expected volatility of 178.5%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, the Company recorded $123 of financial expenses related to the amortization of the loan discount.

On September 6, 2009, the Company entered into a second amendment to the Loan Agreement (the "Second Amendment"), whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the Second Amendment, the Company immediately repaid  the Lender $2,000 out of the outstanding $5,750 million. The Company also agreed that in the event of a fundamental transaction (such as the contemplated sale to Lantiq described in Note 1), the repayment amount will be $4,312.

Pursuant to the Second Amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to $0.03 per share.

On December 30, 2009, the Company entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4,312 originally due upon the closing of the Lantiq transaction will be reduced to $4,100 and

NOTE 7     -   SHORT-TERM LOAN (Cont.)

repaid as follows: $3,750 at closing , which occurred on February 15, 2010, $300 in December 15, 2010 and $50 cancelled accordingly to the new agreement.

The second and third amendment was accounted as an extinguishment. The difference between the carring value and the principal amount agreed under the third amendment was recognized in earnings. As of December 31, 2010 no loan was outstanding.

In accordance with ASC 815-10 the warrants were recorded on the balance sheet as derivative liability and carried at fair value, due to the fact that in certain circumstances the warrants may be paid off in cash at the lender’s discretion. Gains and losses resulting from changes in the fair values of the warrants are recorded in financial expenses, net on the consolidated statement of operations. For the year ended December 31, 2010, the Company recorded $118 of financial expenses related to the increase in the fair value of these warrants.

In 2009, 1,835,000 warrants were exercised for 1,835,000 shares of common stock for a total of $18.

In 2008, 100,000 warrants were exercised for 100,000 shares of common stock for a total of $1.

F - 21 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

The issuance of the Warrants contemplated in the Loan Agreement, triggered the adjustment of the exercise price of the warrants issued in August 2007 (see Note 9A).  According to this adjustment the warrants issued originally with $8 per share, was adjusted to $6.5 per share according to the original terms of the warrants.

In 2010 all warrants were excercised or expired and no warrants are outstanding as of December 31, 2010.

NOTE 8      -   Fair Value measurements

The Company adopted the provisions of ASC 820-10.

Fair values of the warrants were determined utilizing the income approach using the UV Bloomberg Merton formula.

F - 22 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   SHARE CAPITAL

A.
In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the Over-the-counter market and were listed on the NASDAQ National Market, until March 13, 2009 upon which listing of the Company’s securities was transferred to the NASDAQ Capital Market.

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

In February 2010, the Company has implemented a one-for-ten reverse stock split of its outstanding ordinary shares. Pursuant to this reverse stock split, each ten (10) shares of common stock of the Company’s issued and outstanding shares as of the date following the reverse stock split was converted into one (1) share of the Company’s common stock.  All shares referred to in these financial statements are presented after giving effect to the reverse stock split

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

F - 23 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   SHARE CAPITAL (Cont.)

B.     Employee Stock Purchase Plan (Cont.)

period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP terminated on October 31, 2010.

In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice and on 2010 this plan terminated.

C.     Stock Options

(i)	Under the Company's six Stock Option Plans (the "Plans"), up to 10,142,433 options approved to be granted to employees and directors of the Company or its subsidiary.

(ii)	Pursuant to the Plans, as of December 31, 2010, an aggregate of 4,058,762 options of the Company are still available for future grants.

(iii)	The options granted generally vest over periods of up to 3 years from the date of the grant. The options granted subsequent to 2005 expire after 4 years.

(iv)
In October 2007, the Board of Directors of the Company allowed the grant of Restricted Stock Units (“RSU”) under each of the Company’s Plans. RSU is a right to receive a share of the Company, under certain provisions, for a consideration of no more than the underlying share’s nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company’s ordinary share and the grantee shall pay to the Company its nominal value as a precondition to any receipt of such share. In 2008 and 2009 the Company granted 293,500 RSU and 20,000 RSU respectively. In 2010 the Company did not granted RSU.

F - 24 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   SHARE CAPITAL (Cont.)

C.     Stock Options (Cont.)

A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2010, 2009 and 2008 and changes during the years then ended are as follows:

	December 31, 2010		December 31, 2009		December 31, 2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at
beginning of year	143,814	57.0	297,352	$55.0	453,340	$64.1
Granted during year	-	-	2,810	2.0	211,158	22.5
Forfeited during year	(137,527)	59.6	(151,348)	54.0	(340,745)	51.1
Exercised during year	(4,122)	0.3	(5,000)	0.3	(26,400)	0.3

Outstanding at end of year	2,165	0.3	143,814	57.0	297,353	55.0
Options exercisable at end
of year	2,165	0.3	134,638	58.2	217,668	62.2
Weighted average fair
value of options & RSU granted
during year	-		$3.5		$6.5

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	1.0		2.8		14.3

F - 25 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   SHARE CAPITAL (Cont.)

C.     Stock Options (Cont.)

The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2010:

	Options & RSU outstanding			Options & RSU exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual	exercise	December 31,	exercise
Exercise price	2010	life (in years)	price	2010	price

$ 0.00 – $2.66	2,165	0.83	0.25	2,165	0.25

D.	Options issued to consultants

In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. No options were granted under that plan in 2010 and 2009.

NOTE 10   -   TAXES ON INCOME

A.	Taxation under Various Laws

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
“Approved Enterprise”

The Company have been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates

F - 26 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10   -   TAXES ON INCOME (Cont.)

taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2010, the period of benefits had not yet commenced.

Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 25% in 2010 (regular "Company Tax"). The regular Company Tax rate in 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

In the event of a distribution of cash dividends to the Company’s shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

B.	profits (Losses) from Continuing Operations

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	(in thousands)

Israeli company	$(21)	$(3,653)	$3,441
U.S. subsidiary	-	-	-
	$(21)	$(3,653)	$3,441

C.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	(in thousands)
Net loss as reported in the
consolidated statements of operations	$(21)	$(3,653)	$3,441
Statutory tax rate	25%	26%	27%
Income Tax under statutory tax rate	$(5)	$(950)	$929

Unrecognized temporary differences	5	-	-
Tax benefit arising from the Approved
Enterprise	-	803	727
Increase (decrease) in valuation allowance	-	(235)	225
Permanent differences, net	-	382	(23)

Actual income tax	$-	$-	$-

F - 27 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
NOTE 10    -  TAXES ON INCOME (Cont.)

D.	Deferred Taxes

The main components of the Company's deferred tax assets are as follows:

	December 31,
	2 0 1 0	2 0 0 9
	(in thousands)

Net operating loss carry forwards in Israel	-	$7,320
Net operating loss carry forwards of non-Israeli subsidiary	-	-
Other allowances	-	455
Total gross deferred tax assets	-	7,775
Less - Valuation allowance	-	7,775
Total deferred tax asset	-	$-

Under ASC 740-10 deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

Tax loss carryforwards of the Company are 606 NIS millions for December 2008 and expected to be 690 NIS millions for December 2009 and December 2010. this loss is unlimited in duration, denominated in NIS and linked to the Israeli CPI.

E.	Tax Assessments

The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

F - 28 -

.
METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
NOTE 11   -   SUPPLEMENTARY BALANCE SHEET INFORMATION

A.	Other Receivables

 Comprised as follows:

	December 31,
	2 0 1 0	2 0 0 9
	(in thousands)

Research and development participation from the Government of Israel	$32	$311
Loan to former employee (*)	-	45
Others	234	246
	$266	$602

(*)	Interest bearing loan granted to former employee under arbitration proceedings between the Company and the former employee. For further details see Note 6C.

B.	Other Payables and Accrued Expenses

 Comprised as follows:

	December 31,
	2 0 1 0	2 0 0 9
	(in thousands)

Payroll and related amounts	$278	$924
Accrued expenses	288	1,516
Royalties to the Government of Israel	10	46
Others	-	753
	$576	$3,239

F - 29 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
NOTE 12    -  SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	(in thousands)
Revenues:
Korea	$-	$31	$536
Israel	359	1,217	1,554
United States	-	-	74
Other foreign countries (mainly European)	454	2,040	4,889
	$813	$3,288	$7,053

	December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	(in thousands)
Long-lived assets:
Israel	$79	$1,871	$2,895
Taiwan	-	274	443
United States	-	-	-
	$79	$2,145	$3,338

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Customer A	45%	21%	31%
Customer B	43%	24%	16%
Customer C	11%	26%	( *)
Customer D	( *)	( *)	16%
(*) Less than 10%.

F - 30 -

METALINK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
NOTE 12   -   SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont)

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	(in thousands)

Materials and production expenses	$61	$826	$1,606
Salaries, wages and employee benefits	-	29	442
Depreciation and amortization	-	12	23
Other manufacturing costs	36	122	108
	97	989	2,180
Decrease in finished
products and work-in-process	-	39	307
	97	1,028	2,487
Royalties to the Government of Israel	12	97	215
	$109	$1,125	$2,703

NOTE 13   -   RELATED PARTIES

Payroll and related amounts to related parties in 2010, 2009 and 2008 were $334, $238 and $251, respectively.

F - 31 -

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Tzvika Shukhman
Name: Tzvika Shukhman
Title: Chief Executive Officer

Date: July 15, 2011