Form 20-F
period 2011-12-31
METALINK LTD
filed 2012-04-30
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

c/o Fahn Kanne, Derech Menachem Begin 23, Tel Aviv, 66183, Israel
(Address of principal executive offices)

Attn: Shay Evron, Tel: +972-3-7111690 Fax: +972-3-7111691, Derech Menachem Begin 23, Tel Aviv, Israel
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2011):

2,690,863 Ordinary Shares, NIS 1.0 par value per share (excluding 89,850 treasury shares)

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

☒ Yes   ☐ No

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

☐ Yes   ☒ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “Metalink”, or the “Company” are to Metalink Ltd. and its consolidated subsidiary;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

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

i

Exchange Rate

On December 31, 2011, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.821 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Cautionary Statement Concerning Forward-Looking Statements

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws with respect to our business, financial condition, prospects and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including uncertainty as to our ability to identify and evaluate suitable business opportunities; the fact that our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company;  changes in general economic and business conditions; any unforeseen developmental or technological difficulties with regard to our products; changes in currency exchange rates and interest rates; as well as the other risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

The following selected data is derived from our audited consolidated financial statements included elsewhere in this annual report:

☐	consolidated statement of income data for the years ended December 31, 2009, 2010 and 2011; and

☐	consolidated balance sheet data as of December 31, 2010 and 2011.

The following selected data is derived from our audited consolidated financial statements that are not included in this annual report:

☐	consolidated statement of income data for the years ended December 31, 2007 and 2008; and

☐	consolidated balance sheet data as of December 31, 2007, 2008 and 2009.

You should read the selected consolidated financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

On February 15, 2010, we completed the sale of our WLAN business to Lantiq pursuant to an asset purchase agreement, which is described below under Item 10.C "Additional Information—Material Agreements." As a result of this transaction, the results of operations of the WLAN business are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to the WLAN business. Similarly, assets and liabilities relating to the WLAN business are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1 to our consolidated financial statements included in this annual report.
	Year Ended December 31, 2011*
	2007**	2008	2009	2010	2011
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$10,166	$7,053	$3,288	$813	$2,050
Cost of revenues:
Costs and expenses	4,736	2,487	1,028	97	669
Royalties to the Government of Israel	297	215	97	12	48
Total cost of revenues	5,033	2,702	1,125	109	717
Gross profit	5,133	4,351	2,163	704	1,333
Operating expenses:
Sales and marketing	5,427	-	-	-	-
General and administrative	2,451	2,549	2,322	1,163	638
Total operating expenses	7,878	2,549	2,322	1,163	638
Operating profit (loss)	(2,745)	1,892	(159)	(459)	695
Financial income (expenses), net:	1,298	1,639	(3,494)	438	52
Net profit (loss) from continuing operation	$(1,447)	$3,531	$(3,653)	$(21)	$747
Discontinued operation
Operating loss from discontinued operation	(22,876)	(24,419)	(9,801)	(107)	-
Capital gain from sale of discontinued operation	-	-	-	6,907	-
Net profit (loss) from discontinued operation	$(22,876)	$(24,419)	$(9,801)	$6,800	-
Net profit (loss)	$(24,323)	$(20,978)	$(13,454)	$6,779	$747
Per share data:
Basic and diluted earnings (loss) from continuing operation	$(0.68)	$1.46	$(1.47)	$(0.01)	$0.28
Basic and diluted earnings (loss) from discontinued operation	$(10.73)	$10.40	$(3.95)	$2.45	-
Basic and diluted earnings (loss)	$(11.40)	$(8.90)	$(5.42)	$2.44	$0.28
Shares used in computing loss per ordinary share:
Basic and diluted	2,131,926	2,356,971	2,482,863	2,690,857	2,690,857

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

** 2007 discontinued operation separation figures are estimated, and not according to financial reports.

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,291	$5,166	$2,273	$4,357	$5,321
Short-term investments	17,233	677	-	-	-
Long-term investments	2,200	-	-	-	-
Working capital	23,163	6,553	(4,678)	4,323	4,807
Total assets	38,622	17,379	7,866	5,080	5,691

Shareholders’ equity	28,331	8,988	(3,102)	4,127	4,874

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We sold our WLAN business to Lantiq in February 2010. Since then, we hold substantially all of our assets in cash and cash equivalents and we currently conduct only limited business activities related to our digital subscriber line, or DSL business. Our plan of operation is (1) to continue the marketing and sale of our DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

We may not be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations.

There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations.  While we are exploring strategic transactions and opportunities, we have not determined to pursue any particular opportunities. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a strategic transaction that will not necessarily provide us or our shareholders with significant financial benefits in the short or long term.  In the event that we complete a business combination with an operating company, the success of our operations will be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all, or that we will otherwise be successful in executing our plan of operations. In addition, if we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing because a business combination normally will involve the issuance of a significant number of additional Metalink shares and may require us to raise funds through a public or private financing.

We have a history of operating losses.

Although we were profitable in the fiscal year ended December 31, 2011, we incurred significant operating losses since our inception. Our operating profits / losses from continuing operation (i.e., giving effect to the sale of the wireless local area network (WLAN) business to Lantiq) were approximately $0.16 million (loss) for the year ended December 31, 2009, $0.46 million (loss) for the year ended December 31, 2010, and $0.7 million (profit) for the year ended December 31, 2011.  Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2011, was approximately $144.1 million. This is likely to have an adverse impact on the value of our stock.

We are not likely to generate significant revenues from our DSL business.

In early 2008, we issued an “end-of-life” notice to our customers, according to which we are discontinuing the production of the majority of our DSL components. Consequently, we have not allocated any research and development resources for DSL chipsets and have significantly reduced the scope of these operations. While we expect revenues derived from the sale of our DSL chipsets to continue in the same pace in the near future ($1-2 million a year), future realization of revenues from our DSL activities may be impaired by the  introduction of newer solutions by our competitors and the obsolescence of our proposed solutions.  We therefore expect that our revenues from sales of our DSL chipsets will decline in the long term, subject to fluctuations due to one time or special orders of customers.

Products sold by us may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that WLAN and DSL products sold by us in the past, as well as prouducts sold under our DSL activities, have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them.  In such event, we may also be exposed to an indemnity claim by Lantiq in accordance with the asset purchase agreement, as described elsewhere in this annual report.

We have received from time to time in the past, and may receive in the future, written notices and offers from research institutions, intellectual property holding firms and others claiming to have patent rights in certain technology and inviting us to license this technology and related patent rights for use in our products and methods or otherwise claiming that our products infringe on the intellectual property rights of others.  For example, in the past we have received a notice that one of our WLAN chipsets may be infringing the patent rights of a third party and, to our knowledge, such third party is in the process of submiting lawsuits against various other participants in the WLAN market. While, to date, none of these notices has resulted in litigation against us, we cannot assure you that any of these or other third-parties will not pursue litigation or assert their patent and other intellectual property rights against us in the future.

It would be time consuming for us to defend any such claims, with or without merit, and any such claims could result in among others, costly litigation; divert management’s attention and resources; and require us to enter into royalty or licensing agreements and/or indemnify third parties.  In particular, we have certain indemnification obligations to customers with respect to infringement of third-party patents and intellectual property rights by our products and underlying technology. We cannot assure you that our potential obligations to indemnify such third parties will not harm us, our business or our financial condition and results of operations. The results of any litigation are inherently uncertain and any infringement claim or litigation against us, whether with or without merit, could result in the expenditure of significant financial and managerial resources.

The loss of our key customers could result in a significant loss of revenues.

In the past several years, relatively few customers have accounted for a large portion of our DSL revenues. In 2011, one customer accounted for approximately 89% of such revenues and we  expect that our dependence on a few customers will continue for the foreseeable future. Our DSL business will be negatively impacted if sales to our main customers fall short of our internal projections, or of we experience a loss of any significant customer. We do not have contracts with any of our customers that obligate them to purchase our chipsets, and these customers could cease purchasing our chipsets at any time. The loss of any of our key customers could result in a significant loss of revenues.

We are exposed to various other risks in connection with the operation of our DSL business.

We are exposed to various risks in connection with the operation of our DSL business, including due to the following:

•
We currently rely on a single subcontractor for the manufacture of our DSL chipsets and on a limited number of subcontractors for the assembly of finished chips and other related services. These subcontractors currently have limited manufacturing capacity, which may not be made available to us on a timely basis, or at all;

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

We believe that the success of our business will depend in large part on the continued services of Tzvi Shukhman, our chief executive officer. Any loss of the services of Tzvi Shukhman could negatively affect our business, especially the DSL business.

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

As of  April 1, 2012, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, beneficially held an aggregate of 1,081,066 ordinary shares representing 40.18% of our outstanding shares. Mr. Shukhman is also our chief executive officer, and Mr. Rozenberg is also the Chairman of our Board of Directors.  As a result, if these shareholders vote together, they could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

In addition, if these shareholders sell substantial amounts of our ordinary shares, or if the perception exists that they may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a Passive Foreign Investment Company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption  “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2012. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corpoate level test to be a PFIC during some of the years 2002 – 2011. Our ordinary shares will be shares in a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits.  U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Terrorist attacks and hostilities within Israel as well as tensions between Israel and Iran, have also heightened these risks. In addition, since early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of our remaining DSL business could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

We generate substantially all of our revenues in dollars, but we incur a significant portion of our expenses, principally salaries, related personnel expenses and occupancy expenses, in NIS.  As a result, we are exposed to the risk that our dollar costs in Israel will increase if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar.  Our operations could be adversely affected if we are unable to protect ourselves against currency fluctuations in the future.

In 2011, we have not entered into any currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. We may however enter into additionl currency hedging transactions in the future. These measures, however, may not adequately protect us from serious harm due to the impact of inflation in Israel.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiary and our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because the majority of our assets and investments, and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

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

Since we received government grants for research and development expenditures, we are subject to ongoing restrictions and conditions.

We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies, outside of Israel, if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

In addition, as more fully described in Item 8-A-"Legal Proceedings," in August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 0.94 million (equal to approximately $246,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail, which may harm our results of operations.

ITEM 4.             INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel.  Our principal executive offices are located at Derech Menachem Begin 23, Tel Aviv, Israel.  Our telephone number is 972-3-7111690.

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

Recent Major Business Developments

Below is a summary of the major business developments in Metalink since January 1, 2011:

In April 2011, our ordinary shares were delisted from The NASDAQ Capital Market and are currently quoted on the "Pink Sheets" under the symbol "MTLK.PK".

In May 2011, Lantiq informed us that the WLAN business it acquired from us in February 2010 has not achieved the performance targets during the first earnout period and, consequently, that no additional earnout payments are due for the first earnout period.

In March 2012, Lantiq informed us that the WLAN business it acquired from us in February 2010 has not achieved the performance targets and, consequently, that no additional earnout payments are expected.

As part of the Lantiq transaction, we also agreed to provide consulting services to Lantiq in consideration for $400,000 per year. In July 2010, Lantiq exercised its right to terminate the agreement, effective as of July 31, 2011.

Principal Capital Expenditure and Divestitures

Capital expenditures were $9,000 for the year ended December 31, 2011, $0 for the year ended December 31, 2010 and $15,000 for the year ended December 31, 2009. These expenditures were principally for equipment and software for our operating activities.

During 2009, 2010 and 2011, we did not make any significant divestitures, except the sale of our WLAN business to Lantiq in February 2010.

B.	Business Overview

Overview

We sold our WLAN business to Lantiq in February 2010. Since then, our plan of operation is (1) to continue the marketing and sale of our DSL products, which business is described below, and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

We market and sell DSL chipsets used by manufacturers of telecommunications equipment. Our DSL chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems.  Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted.  We have sold over fifteen million of our chips to OEMs that incorporate our chips into their own products.  These OEMs have sold products containing our chipsets to telecommunications service providers throughout the world.

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

The following is a summary of revenues by geographic area.  Revenue is attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 09	2 0 10	2 0 11
	(in thousands)
Revenues:
Korea	$31	$-	$-
Israel	1,217	359	222
Other foreign countries (mainly European)	2,040	454	1,828
	$3,288	$813	$2,050

For the year ended December 31, 2011, two customers accounted for 100% of our revenues. For the year ended December 31, 2010, three customers accounted for approximately 99% of our revenues.  For the year ended December 31, 2009, three customers accounted for approximately 71% of our revenues.

Sales and Marketing

We have only limited sales representatives and distributors, who are typically engaged on an ad-hoc basis. We also sell our products directly to selected customers in Israel, Europe and Asia.

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

We currently subcontract our semiconductor wafer manufacturing, packaging and testing to semiconductor manufacturing companies in Taiwan. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us.  All of the fabrication, assembly and test facilities are ISO 9002 / QS9000 / SAC certified, or have a roadmap to comply with the above standards.  Most of our chipsets are not manufactured by more than one contractor.  In the event that one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the affected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

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

In addition, our NML technology is protected by three patents in the United States. Most of our DSL chipsets design is based on the NML technology. If that technology was not  protected, or if it was deemed to be infringing on third party intellectual property rights,  we would incur significant costs and competitive disadvantages in redesigning our products.    In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.  Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

One of our existing U.S. patents will expire in 2015. Our other two U.S. patents will expire in 2018.

Competition

The DSL chipset market is intensely competitive.  We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market.  We believe that competiveness of our DSL products is examined on the basis of a variety of factors, including time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

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

The countries of the European Union, as a single end market for our products, accounted in 2011 for approximately 89% (56% in 2010) of our revenues. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Israeli Office of the Chief Scientist.  See Item 5.C under "Grants from the Office of Chief Scientist."

C.	Organizational Structure

We currently have one subsidiary:

Name	Country of Incorporation	Proportion of Ownership Interest	Portion of Voting Power Held
Metalink International Ltd.*	Republic of Seychelles	100%	100%

* Currently inactive

D.	Property, Plants and Equipment

During 2010, we terminated our leases for office space in Yakum, Israel and Taiwan as part of the Lantiq Transaction. In September 2010, our offices relocated to Gealya, Israel and in February 2012, our offices relocated to Tel-Aviv, Israel, as part of our engagement with an affiliate of Fahn Kanne-Grant Thornton Israel to provide CFO and other financial and accounting services to the Company. Total rent expenses for the year ended December 31, 2011 were approximately $0. Total rent expenses for the years ended December 31, 2010 and 2009 were $24,000 and $889,000, respectively.

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

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2011 and related notes for the year then ended included elsewhere in this annual report. Our financial statements have been prepared in accordance with US GAAP.

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

Overview

General

Prior to the consummation of the Lantiq Transaction in February 2010, we were a global provider and developer of high-throughput wireless local area network (HT-WLAN) silicon solutions for telecommunications, networking and home broadband equipment makers, and a provider of high performance wireline broadband communication silicon solutions for telecommunications equipment makers. Since then, we continued to support and market our DSL activities, that were not part of the “end-of-life” announcement we provided our customers with respect to most of our DSL components in 2008. Our plan of operation is (1) to continue the sale and marketing of our DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

Revenues in 2011 were $2,050,000, an increase of 152% compared with revenues of $813,000 in 2010. The increase was due to a large purchase made by one costumer.

Operating profit for 2011 was $695,000, compared to an operating loss of $459,000 in 2010. Said increase was mainly due to the growth of revenues while operating expenses have decreased by almost half.

As of December 31, 2011 we had $5.3 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2012 Outlook

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

Plan of Operations.  Our plan of operation is to continue (1) the marketing and sale of our DSL products and (2) to explore and consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof or terms on which it would occur.

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

General

The following discussion of our results of operations for the years ended December 31, 2011, 2010 and 2009, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2009	2010	2011

Revenues	100%	100%	100%
Cost of revenues:
Costs and expenses	31	12	33
Royalties to the Government of Israel	3	1	2
Total Cost of revenues	34	13	35
Gross profit	66	87	65
Operating expenses:
General and administrative	71	143	31
Total operating expenses	71	143	31
Operating profit (loss)	(5)	(56)	34
Financial income (expenses), net	(106)	54	2
Net profit (loss) from continuing operation	(111)%	(2)%	36%

Revenues.  Our revenues in 2011 derived from sales of our DSL chipsets to our customers. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars.  Consequently, we use the dollar as our functional currency. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - - Revenue Recognition” above.

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

Stock based Compensation.  In 2006, we initially implemented ASC 718-10 (formerly known as SFAS No. 123(R), “Share Based Payment”).  The implementation of ASC 718-10 resulted in 2011 and in 2010 in stock-based compensation expenses of $0 and $43,000, respectively.

Financial Income, Net. In 2011, financial income, net is primarily attributable to interest income and balance annulments. In 2010, financial income, net is primarily attributable to repayment of short-term loan and changes in cash and cash equivalents. In 2009, financial expenses, net are primarily attributable to the amortization of the short term loan discount, and to the increase in the fair value of the warrants issued under the loan agreement that are carried at fair value.

Taxes.  Israeli companies are generally subject to Corporate Tax at the corporate rate of 24% for the 2011 tax year and 25% for the 2012 tax year and thereafter.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues.  Revenues in 2011 were $2.05 million, an increase of 153% compared with revenues of $0.81 million in 2010. Said increase is primarily due to a large purchase made by one costumer.

For the year ended December 31, 2011, two customers accounted for 100% of our revenues.

We sell our chipsets in Europe and Asia through independent sales representatives and distributors.  We also sell our chipsets directly to selected customers.  For the year ended December 31, 2011, approximately 11% of our sales were to a customer in Israel, and 89% were to another customer located in Asia.

Cost of Revenues. Cost of revenues was $0.72 million in 2011, an increase of $0.62 million compared with cost of revenues of $0.1 million in 2010.  Said increase is attributable to the increase of $1.24 million in revenues. Cost of revenues as a percentage of revenues increased in 2011 to 35% from 13% in 2010 primarily because of the revenues derived from consulting services provided to Lantiq with low associated costs, which services ended in 2011.

General and Administrative.  General and administrative expenses were $0.6 million in 2011, a decrease of $0.6 million compared with general and administrative expenses of $1.2 million in 2010. Said decrease was achieved mainly due to a decrease in level of operations as well as to the operating expenses reduction plan that we continued to implement throughout 2010 and 2011. General and administrative expenses as a percentage of revenues were 31% in 2011 compared to 143% in 2010.

Stock-based Compensation.  Stock-based compensation expenses were $0 in 2011 compared with Stock-based compensation expenses of $43,000 in 2010. Stock-based compensation expenses are included in profit and loss items in 2010.  Stock-based compensation expenses as a percentage of revenues in 2011 were 0% compared to 5.3% in 2010.

Financial income (expenses), net. Financial income, net was $52,000 in 2011, compared with financial income, net of $438,000 in 2010. Said decrease in the financial income is primarily smaller interest income and balance annulments.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Revenues in 2010 were $0.8 million a decrease of 75% compared with revenues of $3.29 million in 2009. Said decrease is primarily due to a decrease in demand for both our SHDSL and for our VDSL products during 2010.

Cost of Revenues. Cost of revenues was $0.1 million in 2010, a decrease of $1.0 million compared with cost of revenues of $1.1 million in 2009.  Said decrease is attributable to the increase of $0.36 million in revenues derived from consulting services provided to Lantiq with low associated costs. Cost of revenues as a percentage of revenues decreased in 2010 to 13% from 34% in 2009.

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

Stock-based Compensation.  Stock-based compensation expenses were $0.043 million in 2010 compared with Stock-based compensation expenses of $0.483 million in 2009, a decrease of $0.440 million. Said decrease is attributable to a decrease in stock options granted to employees in 2010 or vested during such period (options terminated as a result of Lantiq transaction) Stock-based compensation expenses are included in profit and loss items both in 2010 and 2009.  Stock-based compensation expenses as a percentage of revenues in 2010 were 5.3% compared to 14.7% in 2009.

Financial income (expenses), net.  Financial income, net was $0.4 million in 2010, compared with financial expenses, net of $3.5 million in 2009. Said decrease in the financial expenses was primarily attributable to the short-term loan repayment in 2010.

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

	Year Ended December 31,
	2007	2008	2009	2010	2011
New Israeli Shekel (NIS)	(9.0)%	(1.1)%	(0.7)%	(6.0)%	7.6%
Euro	(10.5)%	4.5%	(1.7)%	8.2%	2.3%

Israeli Consumer Price Index	3.4%	3.8%	4.0%	2.7%	2.2%

A revaluation of the NIS in relation to the dollar, as was the case in 2007 through 2010, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2011,  has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2010 and 2011, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax at the corporate rate of 24% for the 2011 tax year and 25% for the 2012 tax year and thereafter.

In 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959,  and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period, as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period.  Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year.  The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel.  As a result of the foregoing, and of our accumulated tax loss carry-forwards (which totaled at approximately $202 million at December 31, 2010), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2011 tax year.

Israeli Government Grants

We conducted a substantial part of our research and development operations in Israel.  Some of our research and development efforts have been financed through internal resources and grants per project from the Office of the Chief Scientist.  The Office of the Chief Scientist provided us grants for research and development efforts of approximately $1.9 million for the year ended December 31, 2009 (20% of total research and development expenses), $0.1 million for the year ended December 31, 2010 (86% of total research and development expenses) and none for the year ended December 31, 2011(there were no research and development expenses).

Since the grant program has the impact of lowering our research and development expenditures, and improving our operating margins, reduction in the Company’s participation in the program or in the benefits that the Company receives under the program could affect the Company’s financial condition and results of operations.  Currently, we are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3% to 4.5%.  Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2009, 2010 and 2011 is 100% of the dollar-linked value of such grants. In 2003, we were required by the Office of the Chief Scientist to perform at least 50% of our manufacturing in Israel. See “Item 5(C)- Research and Development, Patents and Licenses, etc.- Grants from the Office of the Chief Scientist”.

The refund of the grants is contingent on future sales (or related services) and we have no obligation to refund these grants, if sales are not generated.

We paid or accrued to the Office of the Chief Scientist $160,000 for the year 2009, $47,000 for the year 2010 and $48,000 for the year 2011. See also Item 8A – "legal Proceedings" regarding a pending claim of the Office of the Chief Scientist.

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

The First Loan we received was offset by issuance expenses in the amount of $313,000. We allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), we allocated to the warrants $1,838,000 which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result, a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31, 2009, we recorded $1,419,000 of financial expenses related to the amortization of the First Loan discount.

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

In 2010, all Warrants were exercised or expired, and no Warrants are currently outstanding.

For additional details about the Loan Agreement, as amended, see below under Item 10.C "Additional Information—Material Agreements."

Working Capital and Cash Flows

On December 31, 2011, we had cash and cash equivalents of $5.3 million, and we had neither short-term or long-term investments nor outstanding borrowings. By comparison, on December 31, 2010, we had cash and cash equivalents of $4.4 million, and we had neither short-term nor long-term investments nor outstanding borrowings. On December 31, 2009, we had cash and cash equivalents of $2.3 million, we had no short-term or long-term investments and we had outstanding loans of approximately $4.1 million.

Our total proceeds from grants received from the Office of the Chief Scientist (DSL and WLAN), net of royalties paid, was approximately $28 million as of December 31, 2011, 2010 and 2009. We are committed to pay royalties to the Government of Israel on proceeds from the sale of our products and related services that incorporate know-how developed with grants from the Office of the Chief Scientist, up to the amount of 100% -150% of the grants received plus interest at LIBOR rate (in dollar terms). See also Item 8A – "Legal Proceedings" regarding a pending claim of the Office of the Chief Scientist.

Capital expenditures were $9,000 at the year ended December 31, 2011. No capital expenditures were made in our continuing operation for the year ended December 31, 2010, and capital expenditures were $15,000 for the year ended December 31, 2009.

Net cash provided by operating activities was $1.0 million for the year ended December 31, 2011. Net cash used in operating activities was $1.7 million for the year ended December 31, 2010 which were primarily attributable to capital gain from sale of the WLAN business to Lantiq, and $3.8 million for the year ended December 31, 2009.

Net cash used in investing activities was $0.01 million for the year ended December 31, 2011. Net cash provided by investing activities was $7.7 million for the year ended December 31, 2010, which was provided from the sale of the WLAN business to Lantiq, and $0.8 million for the year ended December 31, 2009.  Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

There was no cash used in financing activities for the year ended December 31, 2011. Net cash used in financing activities was $3.8 million for the year ended December 31, 2010, primarily attributable to repayment of the loan at the amount of $4.0 million. Net cash provided by financing activities was $0.1 million for the year ended December 31, 2009.

For additional details about cash generated from the Lantiq Transaction during 2010, see the description of the Lantiq Transaction below under Item 10.C "Additional Information—Material Agreements."

Outlook

During 2011, we continued to perform cost reduction activities in order to improve our financial condition. During 2010 we performed several strategic and financing activities in order to improve our financial condition. These activities, which included the Lantiq Transaction and the cost reduction program we continued to implement during early 2012, resulted in (1) a decrease of our operating expenses and (2) an overall improvement in our cash balance and stockholders’ equity.

In light of the aforesaid, as well as other factors, such as our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least April 2013.

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

See also Item 8A – "Legal Proceedings" regarding a pending claim of the Office of the Chief Scientist.

D.	Trend Information

See Item 5A – "Operating Results – Overview – 2012 Outlook."

E.	Off-balance sheet arrangements

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

F.	Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2011.

ITEM 6              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Uzi Rozenberg	52	Chairman of the Board of Directors
Tzvi Shukhman	51	Chief Executive Officer and Director
Efi Shenhar*	54	Director
Hudi Zack	45	Director
Orly Etzion*	50	External Director
Yehuda Haiman*	54	External Director
Shay Evron	40	Chief Financial Officer

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

Hudi Zack has served as a member of our Board of Directors since 2012. Mr. Zack is a founder and CEO of CorrSight Ltd. since 2010. Mr. Zack served as a President of the Product Business Unit at Amdocs Ltd. from 2005 to 2009 and as a Customer Business Executive at Amdocs Ltd. from 2004 to 2005. Mr. Zack also served as a CEO at Disksites Inc. in 2004. Mr. Zack served as a Executive Vice President of Strategic Corporate development at Saifun Semiconductors from 2003 to 2004 and as COO of Metalink from 2001 to 2003. Mr. Zack holds a B.Sc. degree in Math and Physics from the Hebrew University, Jerusalem and a M.Sc. degree in Electrical engineering from Tel-Aviv University.

Orly Etzion has served as our external director since December, 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University and an M.B.A. degree, specializing in Finance, from The Colman College.

Yehuda Haiman has served as our external director since January, 2012. Mr. Haiman serves as a Managing Director at The Metal, Electrical & Infrastructure Industries Association since 2003. Mr. Haiman also serves as a Deputy Director General of Marketing & Business Development at the Manufacturers Association of Israel since 2009. Mr. Haiman served as the Head of Department of Industrial and Business Economics of the Manufacturers Association of Israel from 1999 until 2003 and as a Managing Director of Orpark from 1994 until 1999. Mr. Haiman holds an LLM degree from the Bar-Ilan University, an MBA degree from the Tel Aviv University and a BA degree in Economy from the Tel Aviv University.

Shay Evron was appointed as our co-Chief Financial Officer since June 30, 2011, as part of the Company's engagement with an affiliate of Fahn Kanne-Grant Thornton Israel  to provide CFO and other financial and accounting services to the Company.  Effective July 15, 2011, Mr. Evron has continued as our sole CFO.

Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the directors and executive officers named above.

Additional Information

In February 2011, Mrs. Neta Eshed, who served as our Legal Counsel & Company Secretary since August 2010, left our company.

B.	Compensation

The aggregate remuneration we paid for the year ended December 31, 2011 to our directors and executive officers (4 persons during 2011), was approximately $240,000 in salaries, fees, commissions and bonuses. This amount includes approximately $50,000 set aside or accrued to provide for pension, retirement or similar benefits.

Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended. External directors receive fixed compensation for their service on the board of directors or any committee of the board of directors of NIS 42,600 (equivalent to approximately $11,150), and in addition, receive proportional compensation for their participation the board of directors or any committee meetings of NIS 2,200 per meeting attended (equivalent to approximately $575).  Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment.

See Item 6.C "Board Practices – Management and Director Service Contracts" for information regarding our consulting contracts with Mr. Tzvi Shukhman, our CEO and director,  and Mr. Hudi Zack, one of our directors.

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

According to our articles of association, our board of directors may consist of between four (4) and nine (9) directors.  Our board of directors currently consists of six (6) directors.

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

External Directors

Qualifications of External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Metalink, are required to appoint at least two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

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

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our external directors are Yehuda Haiman, who was elected to a three-year term in 2012, and Orly Etzion, who was elected to a three-year term in December, 2009. We have determined that Ms. Etzion has the requisite “accounting and financial expertise” and that Mr. Haiman has the requisite “professional qualifications”.

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

Independent Directors

While we are no longer subject to the NASDAQ Listing Rules, which require that a majority of our board of directors qualify as independent directors within the meaning of such rules, our board of directors has determined that all of our directors, except for Mr. Shukhman, our Chief Executive Officer, and Mr. Zack, one of our directors who is entitled to receive compensation for consulting services, would qualify as “independent directors” within the meaning of the NASDAQ Listing Rule 5605(a)(2).

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

Our Audit Committee consists of Efi Shenhar, Orly Etzion and Yehuda Haiman.  Our board of directors has determined that Ms. Etzion qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting.  Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. We currently do not have an internal auditor but we intend to appoint one in the near future.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his/her approval or performed by him/her by virtue of his/her position; and

•	all other important information pertaining to the previous actions.

•	The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

•	refrain from any activity that is competetive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

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

If the transaction is an extraordinary transaction or involves the engagement terms of office holders, both the audit committee and the board of directors must approve the transaction.  Under specific circumstances, shareholder approval may also be required.  Generally, when a transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter.  If a majority of members of the board of directors have a personal interest therein, shareholder approval is generally also required.

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

Office Holder Insurance

Our articles of association provide that, we may, to the maximum extent permitted by the Companies Law, insure the liability of Officers. Without derogating from the foregoing, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in the capacity of an office holder for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests;

•	a financial liability imposed upon him in favor of another person;

•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder.

Indemnification of Office Holders

We may, to the maximum extent permitted by the Companies Law, indemnify the liability of office holders. Without derogating from the foregoing, we may indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the Company for:

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

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent;

•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder.

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

•
In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

•
We have obtained director’s and officer’s liability insurance with coverage $5,000,000 in aggragate.  In addition, we entered into indemnification and exculpation agreements with our directors and executive officers in accordance with our articles of association.

Management and Director Service Contracts

 We receive chief financial officer services from an affiliate of Fahn Kanne-Grant Thornton Israel as part of our engagement with Fahn Kanne-Grant Thornton Israel to provide us with CFO and other financial and accounting services.

At our annual general meeting of shareholders held on January 16, 2012, our shareholders approved a termination agreement and a consulting agreement with Mr. Shukhman, whereby his employment with us was terminated but he continues to serve as our CEO as an independent contractor by way of the consulting agreement.

The key terms of the Termination Agreement are as follows: (i) Mr. Shukhman's employment terminated as of December 31, 2011 (the "Termination Date"); (ii) Promptly following the Termination Date, Mr. Shukhman received $290,000 as severance payment for the term of his employment; (iii) Mr. Shukhman will be entitled to a special bonus equal to 12% of our gross profit on our DSL business during 2011, based on our audited financial statements for the year ended December 31, 2011. Promptly following the Termination Date, we paid $150,000 on account of such bonus and the balance, if any, shall be paid until June 30, 2012 based on the aforesaid audited financial statements; (iv) We will cash out 96 vacation days accumulated thus far by Mr. Shukhman (worth approximately $65,000); (v) Mr. Shukhman will also be entitled to (a) approximately $1,250 for recreation pay, and (b) retain our equipment for a 30-day period following the Termination Date, except that the company car, which was returned by March 31, 2012, and certain computer equipment that will be retained until termination of the consulting agreement; (vi) All payments made are subject to applicable withholding taxes and mandatory deductions as well as to a set-off mechanism for any expenses owed to us; and (vii) Mr. Shukhman released us from past claims (in his capacity as an employee).

The key terms of Mr. Shukhman's consulting agreement are as follows: (i) Starting January 1, 2012, Mr. Shukhman provides us with consulting services that will generally consist of his service as CEO of the Company ("CEO Services") and the provision of consulting services in relation to our DSL business ("DSL Services"); (ii) In consideration for his CEO Services, where he undertook to commit approximately 100 hours per quarter, Mr. Shukhman is entitled to a monthly fee of $8,333, payable until the 30th business day following the end of each month of service. Notwithstanding the foregoing, if the parties agree to reduce the scope of the consulting services such that they shall not include the CEO Services but only DSL Services, then Mr. Shukhman shall not be entitled to said monthly fee; (iii) In consideration for his DSL Services, Mr. Shukhman is entitled, for each fiscal quarter during the term of the Consulting Agreement, to a quarterly bonus equal to 29% of our gross profit on our DSL business payable within 10 business days following the publication of our unaudited consolidated financial statements for the applicable fiscal quarter (to the extent that the agreement expires during any fiscal quarter, he will receive a pro rata amount out of the bonus for that quarter, if any). In addition, he will be entitled to 50% of such bonuses for six (6) months following the termination of the consulting agreement by us, solely with respect to any invoice that was issued with respect to DSL products during the said six (6) months period; (iv) Mr. Shukhman will receive a one-time grant of options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (a) exercise price equal to $1.50 per share; (b) the options will vest in 24 equal monthly installments starting January 1, 2012; (c) the vesting of all options is fully accelerated in a change of control transaction or if we terminate the consulting agreement for no cause; and (d) all other terms and conditions in connection with the above options shall be as set forth in our stock option plan; (v) The consulting agreement will continue until terminated, among others, by either party upon 90 day prior written notice; and (vi) Mr. Shukhman agreed to a non-compete and non-solicitation undertaking for 12 months following termination.

At the shareholders' meeting, our shareholders also approved a consulting agreement with Mr. Hudi Zack (one of our directors nominated at such shareholders' meeting), whereby, at our request, he will provide us consulting services in the field of technical and operational aspects for compensation of NIS 400 (equivalent to approximately $105) per hour, provided that the maximum hours to be provided by Mr. Zack during any year shall not exceed 500.

Except as set forth above, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

D.	Employees

The following table details certain data on the workforce of Metalink and its consolidated subsidiary for the periods indicated*:

	As at December 31,
	2011	2010	2009*
Approximate numbers of employees by geographic location
United States and Asia Pacific	-	-	10
Europe, Middle East	-	-	59

Total workforce	-	-	69
Approximate numbers of employees by category of activity
Research and development	-	-	50
Sales and marketing	-	-	6
Product and customer support	-	-	4

Management and administrative	1	1	9

Total workforce	1	1	69

•           Includes the employees for these years that were transferred to Lantiq in connection with the WLAN business to Lantiq in February 2010.

The overall reduction in our workforce, from 69 employees in 2009 to one employee in 2011 is due primarily to the Lantiq Transaction.

As of January 2012, we do not have any employees. For further information as to the termination agreement which terminated the employment of our CEO, Mr. Shukhman, which was replaced with a consulting agreement, see Item 6.C "Board Practices – Management and Director Services."

E.	Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2012.  The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of April 1, 2012.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	603,531	22.43%
Uzi Rozenberg	477,535	17.75%
Orly Etzion	*	*
Efi Shenhar	*	*
Shay Evron	*	*
Directors and Officers as a group (consisting of 7 persons)	1,081,066	40.18%

_______________________
*	Less than 1%.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2012.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2012, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)
Includes options exercisable into 12,500 ordinary shares as of April 1, 2012, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

Share Option Plans

We have two option plans, our Share Option Plan (2003), for our advisors and independent contractors, which is currently in use and one other plan.  The expiration dates of the options granted under the Plans range from 4 to 25 years from the date of grant.  Our Plans are administered currently by our board of directors.  All of our employees and directors are eligible to participate in our Plans. Members of advisory board, if any and our independent contractors are eligible to receive options under our Share Option Plan (2003).

In 2011, no options were granted and, as of December 31, 2011 no options to purchase ordinary shares were outstanding.

For information regarding options granted to our CEO, Mr. Shukhman, in January 2012, within the framework of his consulting agreement, see Item 6.C "Board Practices – Management and Director Services". Other than the options granted to our CEO, we do not have any outstanding options.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2012 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)(4)	603,531	22.43%
Uzi Rozenberg(3)(5)	477,535	17.75%
Harel Insurance and Harel PIA (6)	260,246	9.70%

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

(2)	The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of April 1, 2012.

(3)	Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4)
Includes options exercisable into 12,500 ordinary shares as of April 1, 2012, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

(5)	The record holder of 100,000 shares out of the 477,535 is U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

(6)
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

Record Holders

As of April 1, 2012, we had 12 shareholders of record, of whom 10 were registered with addresses in the United States, representing approximately 83% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 69% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

For information regarding our consulting agreements with Tzvi Shukhman, our CEO and director, and with Hudi Zack, one of our directors, see Item 6.C "Board Practices – Management and Director Services."

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 below – “Financial Statements”.

Other Financial Information

In the year ended December 31, 2011 the amount of our export sales was approximately $1.828 million, which represents 89% of our total sales.

Legal Proceedings

In August 2010,  a former employee filed a claim against us and Lantiq in the Tel Aviv District Labor Court (the "Court") for approximately NIS 0.37 million (approximately $105,000) for certain rights with respect to termination of employment in connection with the Lantiq transaction. In October 2010, we filed with Lantiq a statement of defence and, in May 2011, a pretrial was conducted and the trial is in the discovery of documents stage.While we believe the claim has no merits, there is no asurance that we will necessarily prevail.

In August 2011, we received a demand from the Office of the Chief Scientist to pay it royalties in the amount of approximately NIS 0.94 million (equal to approximately $246,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the Office of the Chief Scientist to withdraw it. In February 2012, the Office of the Chief Scientist rejected our request and informed us that it intends to pursue full payment of such royalties. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2011.

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

	High	Low
FIVE MOST RECENT YEARS
2007	$ 87.9	$44.3
2008	$ 47.5	$1.00
2009	$ 6.00	$1.00
2010	$1.97	$0.71
2011	$1.08	$0.4

EIGHT MOST RECENT QUARTERS

First Quarter 2010	$3.40	$1.30
Second Quarter 2010	$1.97	$0.78
Third Quarter 2010	$1.15	$0.71
Fourth Quarter 2010	$1.15	$0.85
First Quarter 2011	$1.08	$0.82
Second Quarter 2011	$0.90	$0.55
Third Quarter 2011	$0.75	$0.51
Fourth Quarter 2011	$0.75	$0.40

MOST RECENT SIX MONTHS

October 2011	$0.59	$0.40
November 2011	$0.61	$0.51
December 2011	$0.75	$0.51
January 2012	$0.68	$0.51
February 2012	$0.63	$0.60
March 2012	$0.63	$0.60

On April 27, 2012, the last reported sale price of our ordinary shares on the Pink Sheets was $0.90 per share.

The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated, through June 14, 2010.  The translation into dollars is based on the representative rate of exchange on December 31, 2011, as published by the Bank of Israel (NIS 3.821 per one dollar):

	High		Low
	$ NIS		$ NIS

2007	9.44	36.06	4.52	17.29
2008	4.83	18.47	0.09	0.33
2009	0.72	2.75	0.1	0.38
First Quarter 2010	0.42	1.6	0.12	0.48
Second Quarter 2010 (through June 10)	0.17	0.67	0.09	0.36

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Objects and Purposes

We were first registered under Israeli law on September 7, 1992 as a private company, and on December 14, 1999 became a public company.  Our registration number with the Israeli registrar of companies is 52-004448-8.  Our objects and purposes include a wide variety of business purposes as set forth in Section 2 of our Memorandum of Association, which was filed with the Israeli registrar of companies.

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

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days.

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

Change of Control

There are no specific provisions of our Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our subsidiary). However, certain provisions of the Companies Law may have such effect.

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

To date, Lantiq paid us the following amounts as contemplated by the Purchase Agreement (excluding payments under the Consulting Agreement):

•	$5.7 million was paid concurrently with the closing; and
•	$2.0 million was paid throughout the year 2010.

In May 2011, Lantiq informed us that the acquired WLAN business has not achieved the performance targets during the first earnout period and, consequently, that no additional earnout payments are due for the first earnout period. In March 2012, Lantiq informed us that the acquired WLAN business has not achieved the performance targets during the second earnout period and, consequently, that no additional earnout payments are due for the second earnout period.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

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

Taxation of Non-Residents on Receipt of Dividends

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived from an Approved or Benefited Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%.  However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.  Dividends paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise will be subject to a 15% tax rate.

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

Taxation of Dividends Paid on Ordinary Shares

We have never paid cash dividends.  In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Distributions in excess of those earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of that basis, will be treated as a gain from the sale or exchange of the ordinary shares. The legislation until the end of 2010 provided that dividend income generally would be taxed to noncorporate taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or in the preceding year) are satisfied. Dividends received after 2010 will be taxable as ordinary income.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 - 2011. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder.  A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania.  Continuation of a QEF election requires ongoing annual filing of the PFIC annual information statement that we provide.  Even if a QEF election is not made, a shareholder in a PFIC who is a United States person must satisfy information reporting requirements to the IRS  every year.  During January 2002, 2003 and 2004, we sent to our shareholders the required information to report income and gain under a QEF election – a “PFIC ANNUAL INFORMATION STATEMENT” for the years 2001, 2002, and 2003 respectively.

We did not have net ordinary earnings or net capital gain for our 2001-2003 taxable years. Therefore, any U.S. Holder who made a timely QEF election for those periods was not required to include any amount in income in those years as a result of that election.

Any U.S. Holder who would like to receive a PFIC ANNUAL INFORMATION STATEMENT for years 2001, or 2002, 2003 can contact our CFO.

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

Since 2008, we have not engaged in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

For additional qualitative disclosure, see Item 5 – “Impact of Inflation and Foreign Currency Fluctuations“.

Interest Rate Risk

Historically, our exposure to market risk with respect to changes in interest rates related primarily to our short- and long-term investments and borrowings.  We do not have any short- and long-term investments and borrowings.

 ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2011. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2011 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $34,000 for 2011 and $37,000 for 2010 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2011 and 2010, our principal accountant billed us aggregate amounts of approximately $5,000 for services relating to tax compliance, tax advice and tax planning.

All Other Fees.  For 2011 and 2010, our principal accountant did not bill us for other services.

Pre-approval Policies and Procedures.   Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.        EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.       CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.          FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2011 are enclosed as part of this annual report.

ITEM 19.          EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1*
Memorandum of Association, as amended and restated through February 22, 2010 (translated from Hebrew) (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

1.2	Articles of Association, as amended and restated through January 16, 2012.

4.1*	2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the Registrant's Report on Form 20-F, filed with the SEC on June 26, 2003).

4.2*	2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant's Report on Form S-8, filed with the SEC on April 1, 2004).

4.3*	Form of Note issued to certain investors (incorporated herein by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008).

4.4*
Form of Warrant to purchase Ordinary Shares issued to certain investors (incorporated herein by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008).

4.5*
Form of Israeli Security Agreement between the Registrant and certain investors (incorporated herein by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008).

4.6*
Form of U.S. Security Agreement between the Registrant and certain investors  (incorporated herein by reference to Exhibit 99.6 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference).

4.7*
Form of Subsidiary Guarantee between the Registrant and certain investors (incorporated herein by reference to Exhibit 99.7 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008).

4.8*
Form of Placement Agent Agreement between the Registrant and the placement agent (incorporated herein by reference to Exhibit 99.8 to the Registrant’s Current Report on Form 6-K, filed with the SEC on September 9, 2008).

4.9*
Amendment to Loan Agreement between the Registrant and certain investors, dated December 31, 2008 (incorporated herein by reference to the Registrant’s Current Report on Form 6-K filed with the SEC on January 5, 2009).

4.10*
Second Amendment to Loan Agreement between the Registrant and certain investors, dated September 6, 2009 (incorporated herein by reference to the Registrant’s Current Report on Form 6-K filed with the SEC on September 8, 2009).

4.11*
Third Amendment to Loan Agreement between the Registrant and certain investors, dated December 30, 2009 (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.12*
Asset Purchase Agreement by and among the Registrant, Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG, dated January 5, 2010 (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.13*
Consulting Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.14*
Transition Services Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.15*
Cross License Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.16*
Sublease Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.17	Consulting Services Agreement, dated January 1, 2012, between the Registrant and Mr. Tzvi Shukhman.

4.18*
Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8	List of Subsidiaries.

11.	Code of Business Conduct and Ethics, adopted in April 2004.

12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Brightman Almagor & Co., independent auditors.
_________________
* Incorporated by reference.

METALINK LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

METALINK LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Metalink Ltd.

We have audited the accompanying consolidated balance sheets of Metalink, Ltd ("the Company") and its subsidiary as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2011 and 2010, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 30, 2012

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$5,321	$4,357
Trade accounts receivable	39	92
Other receivables (Note 11A)	-	266
Government institutions	9	66
Prepaid expenses	3	8
Advance to supply	-	175
Inventories (Note 3)	252	37
Total current assets	5,624	5,001

Property and equipment, net (Note 4)	67	79
Total assets	$5,691	$5,080

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Trade accounts payable	$30	$102
Other payables and accrued expenses (Note 11B)	497	576
Accrued severance pay	290	-
Total current liabilities	817	678

Accrued severance pay	-	275

Shareholders' equity
Ordinary shares of NIS 1 par value (Authorized - 5,000,000 shares, issued and outstanding 2,780,707 shares (including treasury stock) as of December 31, 2011 and 2010)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,142)	(144,889)
	14,759	14,012

Treasury stock, at cost: 89,850 as of
December 31, 2011 and 2010	(9,885)	(9,885)
Total shareholders' equity	4,874	4,127

Total liabilities and shareholders' equity	$5,691	$5,080

Uzi Rozenberg Chairman of the Board	Tzvika Shukhman CEO	Shay Evron CFO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands except share data)

	Year ended December 31,
	2011	2010	2009

Revenues (Note 12)	$2,050	$813	$3,288
Cost of revenues: (Note 12)
Costs and expenses	669	97	1,028
Royalties to the Government of Israel (Note 6)	48	12	97
Total cost of revenues	717	109	1,125

Gross profit	1,333	704	2,163

General and administrative	638	1,163	2,322

Operating profit (loss)	695	(459)	(159)

Financial income (expenses), net	52	438	(3,494)

Net profit (loss) from continuing operation	$747	$(21)	$(3,653)

Discontinued operation
Operating loss from discontinued operation	-	(107)	$(9,801)
Capital gain from sale of discontinued operation	-	6,907	-
Net profit (loss) from Discontinued operation	-	$6,800	$(9,801)

Net profit (loss)	$747	$6,779	$(13,454)

Per share data-
Basic and Diluted earnings (loss) from continuing operations	$0.278	$(0.008)	$(1.471)

Basic and Diluted earnings (loss) from discontinued operations	-	$2.451	$(3.947)

Basic and Diluted earnings (loss)	$0.278	$2.443	$(5.418)

Shares used in computing loss per ordinary share*:

Basic and Diluted	2,690,857	2,690,857	2,482,863

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(U.S. dollars in thousands, except share data)

						Accumulated
	Number of	Number of		Additional	Treasury	other		Total
	Outstanding	treasury	Share	paid-in	Stock	comprehensive	Accumulated	Comprehensive
	Shares	shares	Capital	capital	(at cost)	income (loss)	deficit	income (loss)	Total
Balance at
January 1, 2009	2,475,223	89,850	$711	$156,500	$(9,885)	$(124)	$(138,214)		$8,988

Changes during 2009:
Exercise of employee options & issuance of
Restricted Stock Units (RSU’s)	5,000	-	1	-	-	-	-	-	1
Employee stock-based
compensation	-	-	-	483	-	-	-	-	483
Exercise of warrants (Note 8)	183,500	-	47	709	-	-	-	-	756
Other comprehensive income:
Unrealized gain on marketable securities	-	-	-	-	-	124	-	124	124
Loss for the year	-	-	-	-	-	-	(13,454)	(13,454)	(13,454)
Total comprehensive loss								$(13,330)
Balance at
December 31, 2009	2,663,723	89,850	$759	$157,692	$(9,885)	$-	$(151,668)		$(3,102)

* The number of shares has been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury		Total
	Outstanding	treasury	Share	paid-in	Stock	Accumulated	Comprehensive
	Shares	shares	Capital	capital	(at cost)	deficit	income (loss)	Total
Balance at
December 31, 2009	2,663,723	89,850	$759	$157,692	$(9,885)	$(151,668)		$(3,102)

Changes during 2010:
employee stock-based
compensation	-	-	-	43	-	-	-	43
Exercise of warrants (note 8)	116,984	-	31	376	-	-	-	407
Other comprehensive income:
profit for the year	-	-	-	-	-	6,779	6,779	6,779
Total comprehensive income							$(6,779)
Balance at
December 31, 2010	2,780,707	89,850	$790	$158,111	$(9,885)	(144,889)		$4,127

Changes during 2011:
Other comprehensive income:
profit for the year	-	-	-	-	-	747	747	747
Total comprehensive income							$747
Balance at
December 31, 2011	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,142)		$4,874

* The number of shares has been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

METALINK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 1	2 0 10	2 0 0 9
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$747	$6,779	$(13,454)
Adjustments to reconcile net loss to net cash used in operating activities (Appendix)	226	(8,542)	9,626
Net cash provided by (used in) continuing operating activities	973	(1,763)	(3,828)

Cash flows from investing activities:
Proceeds from maturity and sales of marketable debt securities and certificates of deposits	-	-	800
Proceeds from disposal of property and equipment	-	-	48
Cash from sale of WLAN operation	-	7,700	-
Purchase of property and equipment	(9)	-	(15)
Net cash provided by (used in) investing activities	(9)	7,700	833

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of options, net	-	162	21
Proceeds from issuance of warrants to issue shares	-	35	123
Loan received, net of issuance costs	-	-	1,958
Repayment of loan	-	(4,050)	(2,000)
Net cash provided by (used in) financing activities	-	(3,853)	102

Increase (decrease) in cash and cash equivalents	964	2,084	(2,893)
Cash and cash equivalents at beginning of year	4,357	2,273	5,166
Cash and cash equivalents at end of year	$5,321	$4,357	$2,273

The accompanying notes are an integral part of the financial statements

METALINK LTD.

APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 1	2 0 10	2 0 0 9
	(in thousands)

Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:

Depreciation and amortization	$21	$48	$1,160
Amortization of marketable debt securities and deposit premium and accretion of discount	-	-	(1)
Amortization of deferred charges and loan discount and	-
increase in the face value of the loan	-	-	2,305
Increase in warrants to issue shares	-	83	706
Write off of short term loan	-	(50)	-
Increase (decrease) in accrued severance pay, net	15	(1,523)	(634)
Employee stock-based compensation	-	(52)	483
Capital gain from selling of operation	-	(6,907)	-

Changes in assets and liabilities:

Decrease (increase) in assets:
Trade accounts receivable	53	6	2,054
Other receivables and prepaid expenses	328	(374)	1,050
Inventories	(40)	414	1,440
Increase (decrease) in liabilities:
Trade accounts payable	(72)	138	803
Other payables and accrued expenses	(79)	(325)	260

	$226	$(8,542)	$9,626

The accompanying notes are an integral part of the financial statements

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 1         -   GENERAL

Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the sale of high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company’s broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia.

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

Moving forward the Company is continuing to support its current DSL activities.

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

The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in ASC 830 (“Foreign Currency Matters”). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise

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

The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2011 and 2010 no amounts for doubtful accounts were required.

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

L.	Net Profit (Loss) Per Ordinary Share

Basic and diluted net profit (loss) per share have been computed in accordance with ASC 260-10 (formerly SFAS No. 128, “Earnings per Share”) using the weighted average number of ordinary shares outstanding. Basic profit (loss) per share excludes any dilutive effect of options and warrants.

M.	Stock-based compensation

The Company applies ASC 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profit (loss) for the year ended December 31, 2011, 2010 and 2009 includes $0, $43 and $483 of compensation expenses related to the Company’s share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2011, 2010 and 2009:

	2 0 1 1	2 0 1 0	2 0 0 9

Risk-free interest rate	none	none	1.44%-2.9%
Expected life (in years)	none	none	0.1-3.00
Expected volatility (*)	none	none	43%-81%
Expected dividend yield	none	none	none

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 2         -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Stock-based compensation (Cont.)

The Company is utilizing the simplified method, to determine the expected life used in fair valuation of newly granted awards. We believe that recent business structural changes have made historical information less relevant and reliable and, consequently, we implemented the simplified method.

The Company believes that this calculation provides a reasonable estimate of expected life for the Company’s employee stock options. No adjustments to previous years assumptions have been made.

(*) Volatility is determined using historical quotes commensurate with expected term of the option under evaluation.

The grant date fair value of the Restricted Stock Units (RSU) was determined using the closing price of the Company’s stock at NASDAQ on the day of issuance.

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

(i)
As of December 31, 2011, the Company had cash and cash equivalents that totaled to $5,321 all of which are deposited in a major Israeli financial institution. As of December 31, 2010, the Company had cash and cash equivalents that totaled to $4,357 all of which are deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

(ii)	Most of the Company's revenues are generated in Asia and Europe from a small number of customers (see Note 12). The Company generally does not require security from its customers.

P.	Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or substantially similar to their carrying amounts.

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 2        -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Reclassification

Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

R.	Recently Issued Accounting Pronouncements

In January 2010, the FASB issued, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

NOTE 3         -   INVENTORIES

Comprised as follows:

	December 31,
	2 0 1 1	2 0 1 0
	(in thousands)

Raw materials and components	-	$37
Finished products	$252	-
	$252	$37

*The inventory is presented as the lower price between the cost and the fair value (the selling price).

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 4         -   PROPERTY AND EQUIPMENT

Comprised as follows:

	December 31,
	2 0 1 1	2 0 1 0
	(in thousands)
Cost:
Computers and equipment	$19	$10
Furniture and fixtures	3	3
Vehicles	143	143
	$165	$156
Accumulated depreciation and amortization:
Computers and equipment	$11	$10
Furniture and fixtures	3	2
Vehicles	84	65
	$98	$77
Property and equipment, net	$67	$79

NOTE 5         -   ACCRUED SEVERANCE PAY, NET

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

The severance pay expenses for the years ended December 31, 2011, 2010 and 2009 were $15, $52, and $226, respectively.

The Company has no liability for pension expenses to its employees.

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 6         -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(i)
The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate range of 3% to 4.5%. The total amount of grants received, net of royalties paid, as of December 31, 2011 was $28,614.

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
Royalty expenses to the Government of Israel for the years ended December 31, 2011, 2010 and 2009 were $48, $12 and $97, respectively.

(ii)
The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2011, 2010 and 2009 were $0, $23 and $171, respectively.

(iii)	The Company assigned its royalties commitments related to the wireless activities to Lantiq as part of the sale of the wireless local area network (WLAN) business (see note 1).

B.	Lease Commitments

The Company leases its motor vehicles under cancelable operating lease agreements, for periods ended in 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $2 as of December 31, 2011. Lease expenses for the years ended December 31, 2011, 2010 and 2009, were $28, $170 and $432, respectively.

C.	Legal Claim

In August 2010, a former employee filed a claim against the Company and Lantiq Israel LTD ("Lantiq") in the Tel Aviv District Labor Court (the "Court") demanding a pay of $100. The former employee claims that both defendants has breached his rights and unjustified dismissed him from continuing working in Lantiq. In addition the former employee claimed the Company has broken its contractual obligations and thus causing financial damage. On October 2010, The Company, together with Lantiq, filed a statement of defense, dismissing the prosecutor's claims.

Prosecutor's declaration was submitted in December 2011.

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 6         -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Legal Claim (Cont.)

The Company required filing its declaration of first testimony until May 2012.

Due to the early stage of prior to the evidence procedure, we cannot estimate the chances of succeeding to annul the claim.

In August 30, 2011, the company received a letter from Tmura Fund (from The Office of the Chief Scientist within the Ministry of Industry and Trade) (hereby "the fund") according the company is required to pay The Office of the Chief Scientist a sum of $247 for royalties to The Office of the Chief Scientist on the basis of income derived from the sale of the WLAN business to Lantiq.

In September 15, 2011 the company has replied that it disagrees to the company's obligation of paying any amount on the basis of income derived from the selling agreement.

In January 16, 2012 a meeting with representatives of the fund took place to settle the disagreement. Until this day, the disagreement has yet resolved. Due to the early stage and the issue of the disagreement, we cannot estimate the chances of succeeding to annul the funds claim.

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

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 7         -   SHORT-TERM LOAN (Cont.)

Under the agreement, the Company received in September 2008 a loan in the amount of $3,500 (“First Loan”) offset by issuance expenses in the amount of $313. The Company allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 the Company allocated to the warrants $1,838, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the schedule of the loan as of September 2009. For the year ended December 31, 2009, the Company recorded $1,419 of financial expenses related to the amortization of the loan discount.

In January  2009 the company received half of the Second Loan at the amount of $2,250 (“Second Loan”) offset by issuance expenses in the amount of $169. The Company allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), the Company allocated to the warrants $123, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P with the following assumptions: risk free interest rate of 4%; dividend yield of zero; expected volatility of 178.5%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31, 2009, the Company recorded $123 of financial expenses related to the amortization of the loan discount.

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

On December 30, 2009, the Company entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4,312 originally due upon the closing of the Lantiq transaction will be reduced to $4,100 and repaid as follows: $3,750 at closing, which occurred on February 15, 2010, $300 in December 15, 2010 and $50 cancelled accordingly to the new agreement.

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 7        -   SHORT-TERM LOAN (Cont.)

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

In 2010 all warrants were exercised or expired and no warrants are outstanding as of December 31, 2011.

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

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 9         -   SHARE CAPITAL (Cont.)

B.	Employee Stock Purchase Plan (Cont.)

period and the fair market value on the last day of the offering period. The offering period was determined to be six months.
In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice and on 2010 this plan terminated.

C.	Stock Options

(i)	Under the Company's six Stock Option Plans (the "Plans"), up to 10,142,433 options approved to be granted to employees and directors of the Company or its subsidiary.

(ii)	Pursuant to the Plans, as of December 31, 2011, no options of the Company are available for future grants.

(iii)	The options granted generally vest over periods of up to 3 years from the date of the grant. The options granted subsequent to 2005 expire after 4 years.

(iv)
In October 2007, the Board of Directors of the Company allowed the grant of Restricted Stock Units (“RSU”) under each of the Company’s Plans. RSU is a right to receive a share of the Company, under certain provisions, for a consideration of no more than the underlying share’s nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company’s ordinary share and the grantee shall pay to the Company its nominal value as a precondition to any receipt of such share. In 2008 and 2009 the Company granted 293,500 RSU and 20,000 RSU respectively. In 2010 and 2011 the Company did not granted RSU.

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 9         -   SHARE CAPITAL (Cont.)

C.	Stock Options (Cont.)

A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2011, 2010 and 2009 and changes during the years then ended are as follows:

	December 31, 2011		December 31, 2010		December 31, 2009
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at
beginning of year	2,165	0.3	143,814	57.0	297,352	$55.0
Granted during year	-	-	-	-	2,810	2.0
Forfeited during year	(2,165)	0.3	(137,527)	59.6	(151,348)	54.0
Exercised during year	-	-	(4,122)	0.3	(5,000)	0.3

Outstanding at end of year	-	-	2,165	0.3	143,814	57.0

Options exercisable at end
of year	-	-	2,165	0.3	134,638	58.2

Weighted average fair
value of options & RSU granted
during year	-		-		$3.5

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		1.0		2.8

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 10    -     TAXES ON INCOME

A.	Taxation under Various Laws

(i)
The Company and its subsidiary are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Ordinance. The Company's foreign subsidiary is subject to the tax rules in their countries of incorporation.

(ii)	“Approved Enterprise”

The Company have been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2011, the period of benefits had not yet commenced.

Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 24% in 2011 (regular "Company Tax"). The regular Company Tax rate in 2012 and thereafter - 25%.

In the event of a distribution of cash dividends to the Company’s shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

B.	Profits (Losses) from Continuing Operations

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousands)

Israeli company	$747	$(21)	$(3,653)
U.S. subsidiary	-	-	-
	$747	$(21)	$(3,653)

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 10    -     TAXES ON INCOME (Cont.)

C.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousands)
Net profit (loss) as reported in the
consolidated statements of operations	$747	$(21)	$(3,653)
Statutory tax rate	24%	25%	26%
Income Tax under statutory tax rate	$179	$(5)	$(950)

Unrecognized temporary differences	(179)	5	-
Tax benefit arising from the Approved
Enterprise	-	-	803
Increase (decrease) in valuation allowance	-	-	(235)
Permanent differences, net	-	-	382

Actual income tax	$-	$-	$-

D.	Deferred Taxes

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

Tax loss carry forwards of the Company are $181 million (NIS690 million) for December 2009, $188 million (NIS717 million) for December 2010 and expected to be $188 million (NIS716 million) for December 2011. This loss is unlimited in duration, denominated in nominal NIS.

E.	Tax Assessments

The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation. Though according to Israeli tax laws assessments considered to be final until and including the year ended in 2006.

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 11    -     SUPPLEMENTARY BALANCE SHEET INFORMATION

A.	Other Receivables

Comprised as follows:

	December 31,
	2 0 1 1	2 0 1 0
	(in thousands)

Research and development participation from the Government of Israel	-	$32
Others	-	234
	-	$266

B.	Other Payables and Accrued Expenses

Comprised as follows:

	December 31,
	2 0 1 1	2 0 1 0
	(in thousands)

Payroll and related amounts	$204	$278
Accrued expenses	273	288
Royalties to the Government of Israel	20	10
	$497	$576

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 12     -    SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousands)
Revenues:
Israel	$222	$359	$1,217
Other foreign countries (mainly European and Asia)	1,828	454	2,071
	$2,050	$813	$3,288

	December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousands)
Long-lived assets:
Israel	$67	$79	$1,871
Taiwan	-	-	274
	$67	$79	$2,145

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Customer A	89%	45%	21%
Customer B	11%	43%	24%
Customer C	0%	11%	26%
Customer D	0%	( *)	( *)

(*) Less than 10%.

METALINK LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 12     -     SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousands)

Materials and production expenses	$623	$61	$865
Salaries, wages and employee benefits	-	-	29
Depreciation and amortization	-	-	12
Other manufacturing costs	46	36	122
	669	97	1,028
Royalties to the Government of Israel	48	12	97
	$717	$109	$1,125

NOTE 13     -     RELATED PARTIES

Payroll and related amounts to related parties in 2011, 2010 and 2009 were $147, $334 and $238, respectively.
On December 8, 2011 the Company has signed a termination agreement with Mr. Tzvika Shukhman, the Company's current CEO, effective from December 31, 2011. From January 1, 2012 Mr. Tzvika Shukhman will be hired as an external consultant to provide Metalink with consulting services.

This agreement and the termination agreement have been duly approved by the Audit Committee and Board of Directors of the Company and the shareholders of the Company.

The key terms of the termination agreement are as follows: Promptly following the termination date, Mr. Shukhman will receive $290, as severance payment for the term of his employment. Mr. Shukhman will be entitled to a special bonus equal to 12% of our gross profit on our DSL business during 2011, based on our audited financial statements for the year ended December 31, 2011. Promptly following the termination date, we will pay $150 on account of such bonus and the balance, if any, shall be paid until June 30, 2012 based on the aforesaid audited financial statements. We will cash out 96 vacation days accumulated thus far by Mr. Shukhman (worth approximately $65). Mr. Shukhman will also be entitled to (i) approximately $1.2 for recreation pay, and (ii) retain the Company's equipment for a 30-day period following the termination date, except that the Company's car will be returned by March 31, 2012 and certain computer equipment that will be retained until termination of the Consulting Agreement. Mr. Shukhman releases the Company from past claims (in his capacity as an employee).

The key terms of the consulting agreement: Starting January 1, 2012, Mr. Shukhman will provide us consulting services that will generally consist of his service as CEO of the Company ("CEO Services") and the provision of consulting services in relation to our DSL business ("DSL Services"). In consideration for his CEO Services, where he undertook to commit approximately 100 hours per quarter, Mr. Shukhman will be entitled to a monthly fee of $8.3, payable until the 30th business day following the end of each month of service. Notwithstanding the foregoing, if the parties agree to reduce the scope of the consulting services such that they shall not include the CEO Services but only DSL Services, then Mr. Shukhman shall not be entitled to said monthly fee. In consideration for his DSL Services, Mr. Shukhman will be entitled, for each fiscal quarter during the term of the Consulting Agreement, to a quarterly bonus equal to 29% of our gross profit on our DSL business payable within 10 business days following the publication of the Company's unaudited consolidated financial statements for the applicable fiscal quarter (to the extent that the agreement expires during any fiscal quarter, he will receive a pro rata amount out of the bonus for that quarter, if any). In addition, he will be entitled to 50% of such bonuses for six (6) months following the termination of the Consulting Agreement by the Company, solely with respect to any invoice that was issued with respect to DSL products during the said six (6) months period. Mr. Shukhman will receive a one-time grant of options to purchase up to 100,000 ordinary shares of the Company, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options will vest in 24 equal monthly installments starting January 1, 2012; (iii) the vesting of all options is fully accelerated in a change of control transaction or if the Company terminates the Consulting Agreement for no cause; and (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan. The Consulting Agreement will continue until terminated, among others, by either party upon 90 day prior written notice. Mr. Shukhman agreed to a non-compete and non-solicitation undertaking for 12 months following termination.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Tzvi Shukhman
Name: Tzvi Shukhman
Title: Chief Executive Officer

Date:  April 30, 2012