Form 20-F
period 2012-12-31
METALINK LTD
filed 2013-04-30
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012):

2,690,857 Ordinary Shares, NIS 1.0 par value per share (excluding 89,850 treasury shares)

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

☐ Yes   ☒ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “Metalink”, or the “Company” are to Metalink Ltd.;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

•
"Senior Loan" are to the senior secured loan we borrowed from an institutional investor, or the Senior Lender, pursuant to a Loan Agreement, dated September 8, 2008, as amended on December 31, 2008, September 6, 2009, December 30, 2009 and December 13, 2010;

•	“Lantiq” are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.; and

•
“Lantiq Transaction” are to the transactions consummated on February 15, 2010, pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among Metalink, Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.

Reverse Share Split

On February 22, 2010, we effected a one-for-ten reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 1.0 per share. Unless otherwise indicated, all ordinary share, option and per share figures as well as stock prices in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

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

i

Exchange Rate

On December 31, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.733 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

iii

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We have derived the following selected financial data from our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

☐	statement of income data for the years ended December 31, 2010, 2011 and 2012; and

☐	balance sheet data as of December 31, 2011 and 2012.

The following selected data is derived from our audited financial statements that are not included in this annual report:

☐	statement of income data for the years ended December 31, 2010 and 2011; and

☐	balance sheet data as of December 31, 2011.

You should read the selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

On February 15, 2010, we completed the sale of our WLAN business to Lantiq, which is described below under Item 10.C "Additional Information—Material Agreements." As a result of this transaction, the results of operations of the WLAN business are reported as discontinued operations and the results from continuing operations no longer include revenues and expenses directly attributable to the WLAN business. Similarly, assets and liabilities relating to the WLAN business are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our financial statements for prior periods have been reclassified to reflect these changes. See Note 1 to our financial statements included in this annual report.

	Year Ended December 31,*
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$7,053	$3,288	$813	$2,050	$1,646
Cost of revenues:
Costs and expenses	2,487	1,028	97	669	542
Royalties to the Government of Israel	215	97	12	48	53
Total cost of revenues	2,702	1,125	109	717	595
Gross profit	4,351	2,163	704	1,333	1,051
Operating expenses:
Sales and marketing	-	-	-	-	305
General and administrative	2,549	2,322	1,163	638	427
Other expenses	-	-	-	-	17
Total operating expenses	2,549	2,322	1,163	638	749
Operating profit (loss)	1,892	(159)	(459)	695	302
Financial income (expenses), net:	1,639	(3,494)	438	52	36
Net profit (loss) from continuing operation	$3,531	$(3,653)	$(21)	$747	$338
Discontinued operation:

Operating loss from discontinued operation	(24,419)	(9,801)	(107)	-	-
Capital gain from sale of discontinued operation	-	-	6,907	-	-
Net profit (loss) from discontinued operation	$(24,419)	$(9,801)	$6,800	-	-
Net profit (loss)	$(20,978)	$(13,454)	$6,779	$747	$338
Per share data:

Basic and diluted earnings (loss) from continuing operation	$1.46	$(1.47)	$(0.01)	$0.28	$0.13
Basic and diluted earnings (loss) from discontinued operation	$(10.40)	$(3.95)	$2.45	-	-
Basic and diluted earnings (loss)	$(8.90)	$(5.42)	$2.44	$0.28	$0.13
Shares used in computing loss per ordinary share:
Basic and diluted	2,356,971	2,482,863	2,690,857	2,690,857	2,690,857

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

	As of December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,166	$2,273	$4,357	$5,321	$5,378
Short-term investments	677	-	-	-	-
Working capital	6,553	(4,678)	4,323	4,807	5,207
Total assets	17,379	7,866	5,080	5,691	5,523
Shareholders’ equity	8,988	(3,102)	4,127	4,874	5,212

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

We currently conduct only limited business activities.

We sold our WLAN business to Lantiq in February 2010. Since then, we hold substantially all of our assets in cash and cash equivalents and we currently conduct only limited business activities related to our digital subscriber line, or DSL business. Our plan of operation is (1) to continue the marketing and sale of our DSL products and (2) to consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

We may not be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations.

There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations.  While  our plan of operation is to consider strategic transactions and opportunities, we have not determined to pursue any particular opportunities at this time. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a strategic transaction that will not necessarily provide us or our shareholders with significant financial benefits in the short or long term.  In the event that we will complete a business combination with an operating company, the success of our operations is likely to be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all, or that we will otherwise be successful in executing our plan of operations. In addition, if we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing because a business combination normally will involve the issuance of a significant number of additional Metalink shares and may require us to raise funds through a public or private financing.

We have a history of operating losses.

Although we were profitable in each of the fiscal years ended December 31, 2011 and 2012, we incurred significant operating losses since our inception. Our operating profits from continuing operation  were approximately $0.7 million for the year ended December 31, 2011, and $0.3 million for the year ended December 31, 2012.  Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2012, was approximately $143.8 million. This is likely to have an adverse impact on the value of our stock.

We are not likely to generate significant revenues from our DSL business.

In early 2008, we issued an “end-of-life” notice to our customers, according to which we discontinued the production of the majority of our DSL components. Consequently, we have not allocated any research and development resources for DSL chipsets and have significantly reduced the scope of these operations. While we expect the demand for our DSL chipsets to continue in the same pace in the near future, further realization of revenues from our DSL activities may be impaired by the introduction of newer solutions by our competitors and the obsolescence of our proposed solutions. We therefore expect that our revenues from sales of our DSL chipsets will decline in the mid-term, subject to fluctuations due to one time or special orders of customers.

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

Third parties may assert against us infringement claims or claims that WLAN and DSL products sold by us in the past, as well as products sold under our DSL activities, have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them.  In such event, we may also be exposed to an indemnity claim by Lantiq in accordance with the asset purchase agreement, as described elsewhere in this annual report.

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

The loss of our key customer could result in a significant loss of revenues.

In the past several years, relatively few customers have accounted for a large portion of our DSL revenues. In 2012, one customer accounted for approximately 97% of such revenues and we expect that our dependence on this customer will continue for the foreseeable future. Our DSL business will be negatively impacted if sales to this customer fall short of our internal projections, or if we experience a loss of this significant customer. We do not have contracts with any of our customers that obligate them to purchase our chipsets, and this customer could cease purchasing our chipsets at any time. The loss of this customer could result in a significant loss of revenues.

We are exposed to various other risks in connection with the operation of our DSL business.

We are exposed to various risks in connection with the operation of our DSL business, including the following:

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

Risks Relating to Our Ordinary Shares

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

Our ordinary shares are currently quoted on the over-the-counter market in the OTCQB market, which is operated by OTC Markets, Inc. OTCQB is a market tier of OTC Markets for companies registered with and reporting to the SEC.  Securities traded on the OTCQB typically have low trading volumes and reduced liquidity. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike the NASDAQ Stock Market and the various international stock exchanges, there are no corporate governance requirements imposed on OTCQB-listed companies.

Our ordinary shares may become subject to the “penny stock” rules of the SEC, which would make transactions in our ordinary shares cumbersome and may reduce the value of our shares.

The SEC has adopted Rule 3a51-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 of the Exchange Act generally requires:

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

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, generally:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	requires that the broker or dealer receive a signed, written statement from the investor prior to the transaction.

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

A majority of our outstanding shares are beneficially owned by two individuals, who exert significant control over the Company’s direction. In addition, substantial future sales of our ordinary shares may depress our share price.

As of  April 1, 2013, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, beneficially owned an aggregate of 1,131,066 ordinary shares representing 42.04% of our outstanding shares. Mr. Shukhman is also our Chief Executive Officer, and Mr. Rozenberg is also the Chairman of our Board of Directors.  As a result, if these shareholders vote together, they could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote, including mergers. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

In addition, if these shareholders sell substantial amounts of our ordinary shares, or if the perception exists that they may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a Passive Foreign Investment Company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption  “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2013. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2012. Our ordinary shares will be shares in a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits.  U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and stock price.

 The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 thereof have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not been, and is not required to be, audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Location in Israel

Conditions in the Middle East may adversely affect our business and limit our ability to persue our strategic alternatives.

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel.  Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world and negotiations between Israel and representatives of the Palestinian Authority in an effort to resolve the state of conflict have been sporadic and have failed to result in peace. The establishment in 2006 of a government in the Gaza territory by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In each of December 2008 and November 2012, Israel engaged in an armed conflict with Hamas, each of which involved additional missile strikes from the Gaza Strip into Israel and disrupted most day-to-day civilian activity in the proximity of the border with the Gaza Strip. Terrorist attacks and hostilities within Israel as well as tensions between Israel and Iran, have also heightened these risks. In addition, since early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of our remaining DSL business could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

We generate substantially all of our revenues in dollars, but we incur a portion of our expenses, in NIS. As a result, we are exposed to the risk that our dollar costs in Israel will increase if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. Our operations could be adversely affected if we are unable to protect ourselves against currency fluctuations in the future.

In 2012, we did not enter into any currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. We may however enter into such currency hedging transactions in the future. These measures, however, may not adequately protect us from serious harm due to the impact of inflation in Israel.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, and our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because the majority of our assets and investments, and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws because Israel reasoning that the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in the state in which it was given;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

In addition, as more fully described in Item 8-A-"Legal Proceedings," in August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $252,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

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

Recent Major Business Developments

Below is a summary of the major business developments in Metalink since January 1, 2012:

In March 2012, Lantiq informed us that the WLAN business it acquired from us in February 2010 had not achieved the performance target during the second earnout period and, consequently, that no additional earnout payments are due for such earnout period.

In January 2013, we announced that our Board of Directors had authorized a special (one-time) dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate, payable to shareholders of record as of March 15, 2013.  The distribution of the dividend to shareholders, which occurred on April 15, 2013, is subject to applicable withholding taxes. The Board of Directors has not adopted any dividend policy at this time.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for the year ended December 31, 2012, $9,000 for the year ended December 31, 2011 and $0 for the year ended December 31, 2010. The expenditures in 2011 were principally for equipment and software for our operating activities.

During 2010, 2011 and 2012, we did not make any significant divestitures, except the sale of our WLAN business to Lantiq in February 2010.

B.           Business Overview

Overview

We sold our WLAN business to Lantiq in February 2010. Since then, our plan of operation is (1) to continue the marketing and sale of our DSL products, which business is described below, and (2) to consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates.

We market and sell DSL chipsets used by manufacturers of telecommunications equipment. Our DSL chipsets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 2,000 times faster than transmission rates provided by conventional analog modems.  Our chipsets typically include two individual integrated circuits, or chips, and include an analog front-end (AFE) for line interfacing with analog signals and a digital signal processor (DSP)/framer for signal and data processing of the messages being transmitted.  We have sold over fifteen million of our chips to OEMs that incorporate our chips into their own products.  These OEMs have sold products containing our chipsets to telecommunications service providers throughout the world.

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
MtV 9473 MtV 9273 MtV 9143 MtV9120
Quad 2/3/4/5-band VDSL transceiver for Ethernet applications (ONU)
Single trunk 2/3/4/5/6-band VDSL transceiver with integrated MAC for Ethernet & ATM applications (ONU & NT)
VDSL AFE for 2,3,4, 5 and 6-band applications
VDSL Line Driver for 2,3,4,5 and 6-band applications
		1Q04 1Q04 1Q04 1Q04	100 100 100 100

The following table enumerates our product applications:

Chip Set Applications	Products	Configuration
Octal G.shdsl SHDSL CO application	MtS870 MtS140 OR MtS142	Each chip set consists of one octal DSP / framer and eight AFE chips. DSP / framer and eight AFE chips.
G.shdsl SHDSL CPE application	MtS170 MtS140 OR MtS142	Each chip-set consist of a single DSP / framer chip and a single AFE chip. framer chip and a single AFE chip.
Single pair T1 HDSL2 and E1 G.SHDSL	MtS180 MtS140 OR MtS142	Each chip-set consist of a single DSP / framer chip and a single AFE chip. framer chip and a single AFE chip.
Two pair T1 HDSL4 and E1 G.SHDSL	MtS180 MtS172 MtS140 OR MtS142	Each chip-set consist of two DSP / framer chips and two AFE chips. two framer chips and two AFE chips.
Single pair T1 HDSL2	MtS180 MtS142	Each chip-set consist of a single DSP framer chip and a single AFE chip.
Two pair T1 HDSL4	MtS180 MtS172 MtS142	Each chip-set consist of a single System on Chip, single DSM/Framer and two AFE devices.
CO/ONU dual three band VDSL application	MtV9370 MtV9141	Each chip-set consist of a DSP/ framer chip and two AFE chips.
CO/ONU Quad four-band EoVDSL application	MtV 9470 MtV9141	Each chip-set consist of a DSP/framer chip and four AFE chips
EoVDSL CPE four band VDSL application	MtV9172 MtV9141	Each chip-set consist of a single DSP / framer chip and a single AFE chip.
CO/ONU Quad five-band EoVDSL application	MtV 9473 MtV9143 MtV9120	Each chip-set consist of a DSP/framer chip, four AFE chips and four line driver chips
EoVDSL CPE five band VDSL application	MtV9172 MtV9141 MtV9120	Each chip-set consist of a single DSP / framer chip, two AFE chips and a single line driver chip.
ONU and CPE six-band VDSL application	MtV9273 MtV9143 MtV9120	Each chip-set consist of a single DSP / framer chip, a single AFE chip and a single line driver chip.

Older products are approaching a point of obsolence.

Customers

Our target customers for the DSL products, primarily telecommunications equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunications service providers.  Since we commenced operations in 1993, we have shipped over fifteen million of our DSL chips to our customers or OEM partners, including ADC, Alcatel, ECI Telecom, Marconi, Motorola Wireline Networks, Primeteck, RAD, Schmid, Tellion, Tellabs and others. These chips are used in telecommunications equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to purchase our chipsets, and these customers can cease purchasing our chipsets, at any time.

At the beginning of 2008, we provided our customers an “end-of-life” announcement, according to which we discontinued the production of most of our DSL components.

Our DSL chipsets were incorporated into the following systems:

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

The following is a summary of revenues by geographic area based on the location of the customers.

	Year ended December 31,
	2 0 1 0	2 0 1 1	2 0 1 2
	(in thousands)
Revenues:
Israel	$359	$222	$-
Taiwan	454	1,828	1,594
Other foreign countries	-	-	52
	$813	$2,050	$1,646

For each of the years ended December 31, 2012 and 2011, one customer accounted for 97% and 89% of our revenues, respectively. For the year ended December 31, 2010, one customer accounted for approximately 45% of our revenues.

Sales and Marketing

We have only limited sales representatives and distributors, who are typically engaged on an ad-hoc basis. We sell most of our products directly to selected customers in Europe and Asia.

Research and Development

 Since the sale of the WLAN business to Lantiq in February 2010, we are not engaged in any research and development activites.

The Government of Israel, through the Chief Scientist, encourages research and development projects.  Since 1995, we received grants from the Chief Scientist for the development of our products, including DSL products. In addition, we were engaged in a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See Item 5.A under “Government Grants” and Item 5.C under "Grants from the Office of Chief Scientist."

Manufacturing

We have never owned or operated a semiconductor fabrication facility.  As a fabless provider of chipsets, we subcontract our entire semiconductor manufacturing to third party contractors.  Our chipsets are delivered to us fully assembled and tested based on our proprietary designs.

We currently subcontract our semiconductor wafer manufacturing, packaging and testing to semiconductor manufacturing companies in Taiwan. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us.  All of the fabrication, assembly and test facilities are ISO 9002/QS9000/SAC certified, or have a roadmap to comply with the above standards.  Most of our chipsets are not manufactured by more than one contractor.  In the event that one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the affected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

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

Competition

The DSL chipset market is intensely competitive.  We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market.  We believe that the competiveness of our DSL products is based on a variety of factors, including time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

We believe our principal competitors in the DSL market include Ikanos, Lantiq and Mindspeed.  As described above, at the beginning of 2008, we provided our customers an “end-of-life” announcement with respect to most of our DSL components.

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

As time passes in the DSL market, we expect that the existing need for our chipsets will decline.  Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chipsets in response to declining average per unit selling prices.  Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition and may use our subcontractors manufacturing capacity causing us difficulties in supply from said manufaturers.  Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

Government Regulations

Environmental Directives. A directive issued by the European Union on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” came into effect in July 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making efforts in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products.

We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements and on their ability to monitor such compliance.

A further European Union directive on Waste Electrical and Electronic Equipment, or “WEEE,” approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive generally requires that all new electrical and electronic equipment put on the market in European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. We support the WEEE and conform to the industry standard practices wherever practical.  If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

An additional European Code of Conduct on Energy Consumption of Broadband Equipment Conduct, or the Code of Conduct, set out the basic principles to be followed by all parties involved in broadband equipment, operating in the European Community, in respect of energy efficient equipment. The Code of Conduct requires customer-premises equipment, or CPE and home appliances to meet certain maximum power cunsmpution targets. Though this requirement applies to the actual device manfucatured by our customers, nevertheless it influences the requirements from our products which are integrated into such devices. If we fail to maintain compliance with the Code of Conduct, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

The countries of the European Union, as a single end market for our products, accounted for approximately 97% and 89% of our revenues in 2012 and 2011, respectively. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Israeli Office of the Chief Scientist.  See Item 5.C under "Grants from the Office of Chief Scientist."

C.            Organizational Structure

We currently have no active subsidiaries.

D.            Property, Plants and Equipment

In February 2012, our offices relocated to Tel-Aviv, Israel, as part of our engagement with an affiliate of Fahn Kanne-Grant Thornton Israel to provide CFO and other financial and accounting services to the Company.

We believe that the aforesaid office space is suitable and adequate for our operations as currently conducted and as currently foreseen. In the event any additional or substitute offices and/or facilities will become required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

              The information contained in this section should be read in conjunction with our financial statements as of December 31, 2012 and related notes for the year then ended included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Overview

General

Prior to the consummation of the Lantiq Transaction in February 2010 (as discussed in Note 1 to our financial statements included in this annual report), we were a global provider and developer of high-throughput wireless local area network (HT-WLAN) silicon solutions for telecommunications, networking and home broadband equipment makers, and a provider of high performance wireline broadband communication silicon solutions for telecommunications equipment makers. Since then, we continued to support and market our DSL activities that were not included in the “end-of-life” announcement we provided our customers with respect to most of our DSL components in 2008.

Revenues in 2012 were $1,646,000, a decrease of 20% compared with revenues of $2,050,000 in 2011. The decrease was due to a reduction in demand for our product.

Operating profit for 2012 was $302,000, compared to an operating profit of $695,000 in 2011. This decrease was mainly due to the decline of revenues while operating expenses remained relatively constant.

As of December 31, 2012 we had $5.4 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

In January 2013, we announced that our Board of Directors had authorized a special (one-time) dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate, payable to shareholders of record as of March 15, 2013.  The distribution of the dividend to shareholders, which occurred on April 15, 2013, is subject to applicable withholding taxes. The Board of Directors has not adopted any dividend policy at this time.

2013 Outlook

Revenues. In light of, among others, the “end-of-life” notification we issued for our DSL chipsets, we expect revenues derived from the sale of our DSL chipsets to decline in the long term, subject to fluctuations due to one time or special orders of customers. We expect demand for our DSL chipsets to remain relatively constant in the near future.

               Plan of Operations.  Our plan of operation is to continue (1) the marketing and sale of our DSL products and (2) to consider strategic alternatives relating to our remaining DSL business as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates. There is no assurance that any of these alternatives will be pursued or, if one is pursued, what the timing thereof would be or the terms on which it would occur.

Critical Accounting Policies

Management's discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. GAAP.  A change in those accounting rules can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, and the use and recoverability of inventory. Actual results could differ from those estimates. The markets for our products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future realizability of our assets.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue recognition

Revenue is recognized upon the shipment of products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. We generally provide a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on our past experience such amounts have been insignificant.

Our revenue recognition policy is important because our revenue is a key component of our operations. In addition, our revenue recognition determines the timing of certain expenses, such as royalties and sales commissions.  Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength.  In some cases, we secure payments by a letter of credit or other instrument.

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

A.                  Operating Results

General

The following discussion of our results of operations for the years ended December 31, 2012, 2011 and 2010, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2010	2011	2012

Revenues	100%	100%	100%
Cost of revenues:
Costs and expenses	12	33	33
Royalties to the Government of Israel	1	2	3
Total Cost of revenues	13	35	36
Gross profit	87	65	64
Operating expenses:
Sales and marketing	-	-	18
General and administrative	143	31	26
Other expenses	-	-	1
Total operating expenses	143	31	45
Operating profit (loss)	(56)	34	19
Financial income, net	54	2	2
Net profit (loss) from continuing operation	(2)%	36%	21%

Revenues.  Our revenues in 2012 derived from sales of our DSL chipsets to our customers. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in U.S. dollars.  Consequently, we use the dollar as our functional currency. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - Revenue Recognition” above.

Cost of Revenues.  Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, fees for subcontractors who manufacture, assemble and test our chipsets, and other overhead expenses and royalties paid to the Government of Israel.

Operating Expenses. Operating expenses consist of sales and marketing expenses as well as general and administrative expenses (primarily salaries and other personnel related expenses for executive, accounting and administrative personnel, professional fees, and other general corporate expenses).

Stock based Compensation.  In 2006, we implemented ASC 718-10 (formerly known as SFAS No. 123(R), “Share Based Payment”).  The implementation of ASC 718-10 resulted in 2012, 2011 and in 2010 in stock-based compensation expenses of $0, $0 and $43,000, respectively.

Derivatives.  Derivative expenses derived from our CEO's consulting agreement effective as of January 1, 2012, related to the Company’s equity-based compensation awards for the year ended December 2012, 2011 and 2010 were not material.

Financial Income, Net. In 2012 and 2011, financial income, net was primarily attributable to interest income and balance annulments. In 2010, financial income, net was primarily attributable to repayment of short-term loan.

Taxes.  Israeli companies are generally subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year and thereafter.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues.  Revenues in 2012 were $1.65 million, a decrease of 20% compared with revenues of $2.05 million in 2011. This decrease was primarily due to a reduction in demand for our products.

For the year ended December 31, 2012, two customers accounted for 100% of our revenues.

We sell our chipsets in Europe and Taiwan directly to selected customers. For the year ended December 31, 2012, approximately 3% of our sales were made to a customer in Europe, and 97% were made to a customer in Taiwan.

Cost of Revenues. Cost of revenues was $0.59 million in 2012, a decrease of $0.13 million compared with cost of revenues of $0.72 million in 2011.  This decrease was attributable to the decrease of $0.4 million in revenues. Cost of revenues as a percentage of revenues increased in 2012 to 36% from 35% in 2011 primarily due to an increase in the royalties we pay to the Government of Israel.

Operating Expenses.  Operating expenses were $0.75 million in 2012, an increase of $0.11 million compared with $0.64 million in 2011. This increase was due to the consulting agreement with our CEO as a result of which we incurred Sales and Marketing expenses as a percentage of our gross profit.

Derivatives.  Derivative expenses related to the Company’s equity-based compensation awards for each of the years ended December 31, 2011 and 2012 were not material.

Financial income, net. Financial income, net was $36,000 in 2012, compared with financial income, net of $52,000 in 2011. This decrease was primarily due to reduced interest income and balance annulments.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues.  Revenues in 2011 were $2.05 million, an increase of 153% compared with revenues of $0.81 million in 2010. This increase was primarily due to a large purchase made by one customer. For the year ended December 31, 2011, two customers accounted for 100% of our revenues.

Cost of Revenues. Cost of revenues was $0.72 million in 2011, an increase of $0.62 million compared with cost of revenues of $0.1 million in 2010. This increase was attributable to the increase of $1.24 million in revenues. Cost of revenues as a percentage of revenues increased in 2011 to 35% from 13% in 2010 primarily because of the revenues derived from consulting services provided to Lantiq with low associated costs, which services ended in 2011.

Operating Expenses.  Operating expenses were $0.6 million in 2011, a decrease of $0.6 million compared with general and administrative expenses of $1.2 million in 2010. This decrease was achieved mainly due to a decrease in operations as well as to the operating expenses reduction plan that we continued to implement throughout 2010 and 2011. General and administrative expenses as a percentage of revenues were 31% in 2011 compared to 143% in 2010.

Stock-based Compensation.  Stock-based compensation expenses were $0 in 2011 compared with stock-based compensation expenses of $43,000 in 2010. Stock-based compensation expenses as a percentage of revenues in 2011 were 0% compared to 5.3% in 2010.

Financial income, net.  Financial income, net was $52,000 in 2011, compared with financial income, net of $438,000 in 2010. This decrease was primarily due to reduced interest income and balance annulments.

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
New Israeli Shekel (NIS)	(1.1)%	(0.7)%	(6.0)%	7.6%	(2.3)%

Euro	4.5%	(1.7)%	8.2%	2.3%	(2.0)%

Israeli Consumer Price Index	3.8%	4.0%	2.7%	2.2%	1.6%

A revaluation of the NIS in relation to the dollar, as was the case in 2007 through 2010 and in 2012, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2011,  has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2011 and 2012, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2012 tax year and thereafter.

In 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year.  The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing and of our accumulated tax loss carry-forwards (which totaled approximately $189 million at December 31, 2011, and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2012 tax year.

Israeli Government Grants

 We conducted a substantial part of our research and development operations in Israel.  Some of our research and development efforts have been financed through internal resources and grants per project from the Chief Scientist. The Chief Scientist provided us grants for research and development efforts of approximately $1.9 million for the year ended December 31, 2009 (20% of total research and development expenses), $0.1 million for the year ended December 31, 2010 (86% of total research and development expenses) and none for the year ended December 31, 2011 and thereafter.

Since the grant program has the impact of lowering our research and development expenditures and improving our operating margins, reduction in the Company’s participation in the program or in the benefits that the Company receives under the program could affect the Company’s financial condition and results of operations.  Currently, we are obligated to pay royalties to the Chief Scientist at the rate of 3% to 4.5%.  Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2009 and 2010 is 100% of the dollar-linked value of such grants. In 2003, we were required by the Chief Scientist to perform at least 50% of our manufacturing in Israel. See “Item 5(C)- Research and Development, Patents and Licenses, etc.- Grants from the Office of the Chief Scientist”.

The refund of the grants is contingent on future sales (or related services) and we have no obligation to refund these grants if sales are not generated.

We paid or accrued to the Chief Scientist $47,000 for 2010, $48,000 for 2011 and $53,000 for 2012. See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

B.                  Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents of $5.4 million, $5.3 million and $4.4 million as of December 31, 2012, 2011 and 2010, respectively.  As of each of those dates we did not have any short-term or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the Chief Scientist (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2012, 2011 and 2010. We are required to pay royalties to the Government of Israel on proceeds from the sale of our products and related services that incorporate know-how developed with grants from the Chief Scientist, up to the amount of 100-150% of the grants received plus interest at LIBOR rate (in dollar terms). See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

No capital expenditures were made in our continuing operation for the years ended December 31, 2012 and 2010. Capital expenditures were $9,000 at the year ended December 31, 2011.

Net cash provided by operating activities was $15,000 for the year ended December 31, 2012. Net cash provided by operating activities was $1.0 million for the year ended December 31, 2011. Net cash used in operating activities was $1.8 million for the year ended December 31, 2010 which were primarily attributable to capital gain from sale of the WLAN business to Lantiq.

Net cash provided by investing activities was $42,000 for the year ended December 31, 2012. Net cash used in investing activities was $0.01 million for the year ended December 31, 2011. Net cash provided by investing activities was $7.7 million for the year ended December 31, 2010, which was provided from the sale of the WLAN business to Lantiq. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

There was no cash used in financing activities for each of the years ended December 31, 2012 and 2011. Net cash used in financing activities was $3.8 million for the year ended December 31, 2010, primarily attributable to repayment of the loan at the amount of $4.0 million.

For additional details about cash generated from the Lantiq Transaction during 2010, see the description of the Lantiq Transaction below under Item 10.C "Additional Information—Material Agreements."

Outlook

During 2012 and 2011, we continued to perform cost reduction activities in order to improve our financial condition. During 2010 we performed several strategic and financing activities in order to improve our financial condition. These activities, which included the Lantiq Transaction and the cost reduction program we continued to implement during early 2012, resulted in (1) a decrease of our operating expenses and (2) an overall improvement in our cash balance and stockholders’ equity.

In light of the aforesaid, as well as other factors, such as our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least April 2014.

C.           Research and Development, Patents and Licenses, etc.

Grants from the Office of Chief Scientist

The Government of Israel encourages research and development projects through the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated there under, commonly referred to as the "R&D Law".  Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the R&D Law.

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

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon a notification to the Chief Scientist up to 10% of the manufacturing volume may be performed outside of Israel; furthermore, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases:

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

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “Control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of Control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

See also Item 8A – "Legal Proceedings" regarding a pending claim of the Office of the Chief Scientist.

D.            Trend Information

See Item 5A – "Operating Results – Overview – 2013 Outlook."

E.             Off-balance sheet arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5E of the instructions to Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. In addition, we have no special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2012.

ITEM 6                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Uzi Rozenberg	53	Chairman of the Board of Directors
Tzvi Shukhman	52	Chief Executive Officer and Director
Efi Shenhar*	55	Director
Orly Etzion*	51	External Director
Yehuda Haiman*	55	External Director
Shay Evron	41	Chief Financial Officer

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

Tzvi Shukhman, a co-founder of our company, has served as our Chief Executive Officer from our inception in 1992, and served as the Chairman of the Board of Directors from our inception until December 2007. Prior to May 1999, Mr. Shukhman also served as our President.  From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications and ECI Telecom. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications.  Mr. Shukhman has a B.Sc. and M.Sc. degrees from the Technion-Israel Institute of Technology.

Efi Shenhar has served as a director since 1995. Mr. Shenhar is the Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar currently serves as a member of the board of directors of USR Electronic Systems (1987) Ltd.  From 1987 until 2003, Mr. Shenhar has served as a Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company.  Mr. Shenhar has a B.A. degree in accounting and economics from Tel Aviv University and an M.B.A. degree from Herriot Watt University.  Mr. Shenhar is a certified public accountant.  Mr. Shenhar and Mr. Rozenberg are brothers.

Orly Etzion has served as an external director since December 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University and an M.B.A. degree, specializing in Finance, from The Colman College.

Yehuda Haiman has served as an external director since January 2012. Mr. Haiman serves as a Managing Director at The Metal, Electrical & Infrastructure Industries Association since 2003. Mr. Haiman also serves as a Deputy Director General of Marketing & Business Development at the Manufacturers Association of Israel since 2009. Mr. Haiman served as the Head of Department of Industrial and Business Economics of the Manufacturers Association of Israel from 1999 until 2003 and as a Managing Director of Orpark from 1994 until 1999. Mr. Haiman holds an LLM degree from the Bar-Ilan University, an MBA degree from the Tel Aviv University and a BA degree in Economy from the Tel Aviv University.

Shay Evron was appointed as our co-Chief Financial Officer in June 2011, as part of the Company's engagement with an affiliate of Fahn Kanne-Grant Thornton Israel  to provide CFO and other financial and accounting services to the Company.  Effective July 15, 2011, Mr. Evron has served as our sole CFO.

Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the directors and executive officers named above.

Additional Information

Mr. Hudi Zack, who served as one of our directors since January 2012, did not stand for re-election at our 2012 annual general meeting of shareholders that was held on December 31, 2012.

B.            Compensation

The aggregate remuneration we paid for the year ended December 31, 2012 to our directors (excluding our external directors) and executive officers (four persons during 2012), was approximately $405,000 in salaries, fees, commissions and bonuses. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended. External directors receive fixed compensation for their service on the board of directors or any committee of the board of directors of NIS 42,600 (equivalent to approximately $11,400) on an annual basis, and in addition, receive compensation for their participation in any board of directors or committee meetings of NIS 2,200 per meeting attended (equivalent to approximately $590).  Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment.

See Item 6.C "Board Practices – Management and Director Service Contracts" for information regarding our consulting contracts with Mr. Tzvi Shukhman, our CEO and director.

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

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our external directors are Orly Etzion, who was re-elected to a three-year term in December 2012, and Yehuda Haiman, who was elected to a three-year term in January 2012. We have determined that Ms. Etzion has the requisite “accounting and financial expertise” and that Mr. Haiman has the requisite “professional qualifications”.

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

Each committee of a company’s board of directors that exercises a power of the board of directors is required to include at least one external director, except for the audit committee and compensation committee, each of  which is required to include all the external directors.

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

Committees

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board has formed an audit committee and a compensation committee.

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

Our Audit Committee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Under a recent amendment to the Companies Law, our board of directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the external directors, whose other members must satisfy certain independence standards under the Companies Law, and the chairman of which is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to review, from time to time, modifications to the compensation policy and examine its implementation; to approve the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. We established a compensation committee consisting of the same members of the Audit Committee.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting.  Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. Eyal Avraham, an independent CPA, serves as our internal auditor.

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

Each person listed in the table under “Directors and Senior Management” above is an office holder.  Under the Companies Law, all arrangements as to compensation of directors and officers in public companies such as ours, generally require the approvals of the compensation committee, the board of directors and, in the case of the Chief Executive Officer and the directors, the shareholders as well, in that order.

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

Approval of Office Holder Compensation

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company, such as Metalink, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, provided that either (i) the shares voted in favor of the resolution include at least a majority of the shares voted by shareholders who are not controlling shareholder(s) and do not have a "personal interest" in such matter or (ii) the total number of shares voted against such matter by said group of disinterested shareholders does not exceed two percent of the voting rights in the company. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

•
We have obtained director’s and officer’s liability insurance with coverage $3,000,000 in aggragate.  In addition, we entered into indemnification and exculpation agreements with our directors and executive officers in accordance with our articles of association.

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

The key terms of the Termination Agreement are as follows: (i) Mr. Shukhman's employment terminated as of December 31, 2011 (the "Termination Date"); (ii) promptly following the Termination Date, Mr. Shukhman received $290,000 as severance payment for the term of his employment; (iii) Mr. Shukhman was entitled to a special bonus equal to 12% of our gross profit on our DSL business during 2011, based on our audited financial statements for the year ended December 31, 2011, promptly following the Termination Date, we paid $150,000 on account of such bonus and the balance was paid on April, 2012 based on the aforesaid audited financial statements; (iv) we cashed out 96 vacation days accumulated by Mr. Shukhman (worth approximately $65,000); (v) Mr. Shukhman was entitled to (a) approximately $1,250 for recreation pay, and (b) retain our equipment for a 30-day period following the Termination Date, except that the company car, which was returned by March 31, 2012, and certain computer equipment that can be retained by Mr. Shukhman until termination of the consulting agreement; (vi) all payments made are subject to applicable withholding taxes and mandatory deductions as well as to a set-off mechanism for any expenses owed to us; and (vii) Mr. Shukhman released us from past claims (in his capacity as an employee).

The key terms of Mr. Shukhman's consulting agreement are as follows: (i) starting January 1, 2012, Mr. Shukhman provides us with consulting services that generally consist of his service as CEO of the Company ("CEO Services") and the provision of consulting services in relation to our DSL business ("DSL Services"); (ii) in consideration for his CEO Services, which he undertook to commit approximately 100 hours per quarter, Mr. Shukhman is entitled to a monthly fee of $8,333, payable until the 30th business day following the end of each month of service; notwithstanding the foregoing, if the parties agree to reduce the scope of the consulting services such that they shall not include the CEO Services but only DSL Services, then Mr. Shukhman shall not be entitled to said monthly fee; (iii) in consideration for his DSL Services, Mr. Shukhman is entitled, for each fiscal quarter during the term of the Consulting Agreement, to a quarterly bonus equal to 29% of our gross profit on our DSL business payable within 10 business days following the publication of our unaudited financial statements for the applicable fiscal quarter (to the extent that the agreement expires during any fiscal quarter, he will receive a pro rata amount out of the bonus for that quarter, if any); in addition, he will be entitled to 50% of such bonuses for six (6) months following the termination of the consulting agreement by us, solely with respect to any invoice that was issued with respect to DSL products during the said six (6) months period; (iv) Mr. Shukhman received a one-time grant of options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (a) exercise price equal to $1.50 per share; (b) the options will vest in 24 equal monthly installments starting January 1, 2012; (c) the vesting of all options is fully accelerated in a change of control transaction or if we terminate the consulting agreement for no cause; and (d) all other terms and conditions in connection with the above options shall be as set forth in our stock option plan; (v) the consulting agreement will continue until terminated, among others, by either party upon 90 day prior written notice; and (vi) Mr. Shukhman agreed to a non-compete and non-solicitation undertaking for 12 months following termination.

Except as set forth above, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

D.            Employees

The following table details certain data on the workforce of Metalink for the periods indicated*:

	As at December 31,
	2012	2011	2010
Approximate numbers of employees by geographic location
United States and Asia Pacific	-	-	-
Europe, Middle East	-	1	1

Total workforce	-	1	1
Approximate numbers of employees by category of activity
Research and development	-	-	-
Sales and marketing	-	-	-
Product and customer support	-	-	-

Management and administrative	-	1	1
Total workforce	-	1	1

As of January 2012, we do not have any employees. Rather, all of our personnel is composed of: the Chief Executive Officer and the Chief Financial Officer, both of whom are engaged through consulting arrangement. The overall reduction in our workforce to 0 employees in 2012 was due primarily to the Lantiq Transaction and the hiring of the Chief Executive Officer and the Chief Financial Officer through a consultancy arrangement.

For further information as to the termination agreement which terminated the employment of our CEO, Mr. Shukhman, and which was replaced with a consulting agreement with Mr. Shukhman, see Item 6.C "Board Practices – Management and Director Services."

E.            Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 31, 2013.  The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2013 (excluding 89,850 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	653,531	24.29%
Uzi Rozenberg	477,535	17.75%
Orly Etzion	*	*
Efi Shenhar	*	*
Yehuda Haiman	*	*
Shay Evron	*	*
Directors and Officers as a group (consisting of 6 persons)	1,131,066	42.04%

________________________
*	Less than 1%.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2013.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2013, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)
Includes options exercisable into 62,500 ordinary shares as of April 1, 2013, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

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

In 2012, 112,500 options were granted to Mr. Tzvi Shukhman and Mr. Hudi Zak, and as of April 1, 2013 options to purchase 75,000 ordinary shares were outstanding.

For information regarding options granted to our CEO, Mr. Shukhman, in January 2012, within the framework of his consulting agreement, see Item 6.C "Board Practices – Management and Director Services". Other than the options granted to our CEO and to our former Director, Mr. Zack, we do not have any outstanding options.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2013 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)(4)	653,531	24.29%
Uzi Rozenberg(3)(5)	477,535	17.75%
Harel Insurance and Harel PIA (6)	260,246	9.67%
_____________

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

(2)	The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2013 (excluding 89,850 treasury shares).

(3)	Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4)
Includes options exercisable into 62,500 ordinary shares as of April 1, 2013, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

(5)	The record holder of 100,000 shares out of the 477,535 is U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

(6)
As of December 31, 2012, based on a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel Insurance") and Harel PIA Mutual Funds Management Ltd. ("Harel PIA") with the SEC on February 13, 2013.

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

Record Holders

As of April 1, 2013, we had 13 shareholders of record, of whom 9 were registered with addresses in the United States, representing approximately 70% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 69% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

For information regarding our consulting agreements with Tzvi Shukhman, our CEO and director, and with Hudi Zack, one of our former directors, see Item 6.C "Board Practices – Management and Director Services."

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Other Financial Information

In the year ended December 31, 2012 the amount of our export sales was approximately $1.646 million, which represents 100% of our total sales.

Legal Proceedings

In August 2010,  a former employee filed a claim against us and Lantiq in the Tel Aviv District Labor Court (the "Court") for approximately NIS 0.37 million (approximately $100,000) for certain rights with respect to termination of employment in connection with the Lantiq transaction. In October 2010, we and Lantiq filed a statement of defense and, in May 2011, a pretrial was conducted. The plaintiff filed statements in December 2011, and we and Lantiq filed our statements in July 2012. An evidentiary hearing is set to be held in May 2013. While we believe the claim has no merits, there is no asurance that we will necessarily prevail.

In August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 0.94 million (equal to approximately $250,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the Chief Scientist to withdraw it. In February 2012, the Chief Scientist rejected our request and informed us that it intends to pursue full payment of such royalties. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

Dividend Policy

On January 28, 2013, our Board of Directors authorized a special one-time dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate, payable to shareholders of record as of March 15, 2013.  The distribution of the dividend to shareholders, which occured on April 15, 2013, was subject to applicable withholding taxes. Our Board of Directors has not adopted any dividend policy at this time, and any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

According to the Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher.  Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

B.            Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

ITEM 9.                  THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth the high and low closing prices for our ordinary shares on the NASDAQ Global (through March 28, 2009), on the NASDAQ Capital Market (through April 20, 2011), and, starting April 21, 2011, on the OTC Markets, for the periods indicated. The prices have been adjusted to retroactively reflect the one-for-ten reverse split of our ordinary shares we effected on February 22, 2010:

FIVE MOST RECENT YEARS	High	Low

2008	$47.5	$1.00
2009	$6.00	$1.00
2010	$1.97	$0.71
2011	$1.08	$0.40
2012	$1.08	$0.51

EIGHT MOST RECENT QUARTERS

First Quarter 2011	$1.08	$0.82
Second Quarter 2011	$0.90	$0.55
Third Quarter 2011	$0.75	$0.51
Fourth Quarter 2011	$0.75	$0.40
First Quarter 2012	$0.68	$0.51
Second Quarter 2012	$0.90	$0.71
Third Quarter 2012	$0.89	$0.70
Fourth Quarter 2012	$1.08	$0.80

MOST RECENT SIX MONTHS
October 2012	$0.92	$0.80
November 2012	$1.04	$0.80
December 2012	$1.08	$1.03
January 2013	$1.05	$0.94
February 2013	$1.05	$0.83
March 2013	$0.95	$0.81

On April 28, 2013, the last reported sale price of our ordinary shares on the OTCBB was $0.99 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On April 21, 2011, our ordinary shares were delisted from The NASDAQ Capital Market and are quoted on the OTC Markets under the symbol "MTLK".

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

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  The ordinary shares do not have cumulative voting rights in the election of directors.  As a result, holders of ordinary shares that represent more than 50% of the voting power present at the meeting have the power to elect all the directors, other than external directors.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, generally require the approval of the audit committee, the board of directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter.  However, the transaction can be approved by shareholders without this special majority approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company.

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

  Change of Control

There are no specific provisions of our Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, certain provisions of the Companies Law may have such effect.

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

Lantiq Transaction

On January 5, 2010, we entered into an Asset Purchase Agreement, or the Purchase Agreement, with Lantiq for the sale of the assets of, and certain specified liabilities related to, our wireless local area network (WLAN) business to Lantiq. Lantiq is a newly-formed fables semiconductor company funded by Golden Gate Capital.

In consideration for the acquired WLAN business, Lantiq agreed to pay us a total of up to $16.9 million in cash, consisting of the following:

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

               The performance targets were based on the gross profits generated by the acquired business during two earnout periods of April 1, 2010 through March 31, 2011 (the "first earnout period") and April 1, 2011 through March 31, 2012 (the "second earnout period"). During the first earnout period, if gross profits were between $2.0 million and greater than $10.0 million, the earnout payment would be between $0.5 million and $9.0 million based on a sliding scale of increasing gross profits. During the second earnout period, if gross profits were between $8.0 million and greater than $15.0 million, the earnout payment is between $0.5 million and $9.0 million based on a sliding scale of increasing gross profits. Under no circumstances would the minimum aggregate earnout payments be less than $2.0 million, nor would the maximum aggregate earnout payments be greater than $10.0 million, as described above.

Other key terms of the Purchase Agreement included, among other things:

•	Lantiq agreed to reimburse us for costs related to the operation of the acquired business in the period prior to closing, subject to certain limitations and caps;

•	Subject to certain exceptions, we made a number of customary representations and warranties to Lantiq, and Lantiq made customary representations and warranties to us;

•	During the pre-closing period, we agreed to act in the ordinary course of business and not take certain specified actions without obtaining Lantiq's prior written consent;

•	Lantiq agreed to make an offer of continued employment to most of our WLAN business employees, to generally be no less favorable in the aggregate than their existing terms of employment;

•
We agreed that, subject to closing, until March 31, 2012 we would not compete with the acquired WLAN business nor solicit any employee or consultant working for Lantiq in such business. In connection therewith, Mr. Shukhman, our Chief Executive Officer, entered into a similar non-competition agreement with Lantiq, which became effective at closing;

•
We agreed that, subject to closing and for a period of six (6) months thereafter, Lantiq would have the non-exclusive right to use certain trade names and trademarks in connection with the operation of the acquired business;

•
The parties agreed to indemnify each other for breaches of representations, warranties, covenants and other liabilities under certain circumstances, subject to certain limitations, including (1) a cap of $4 million on our obligation to indemnify Lantiq for breaches of representations and warranties, except for a breach of certain fundamental representations, which are not capped and (ii) a cap of $2 million on the obligation of Lantiq to indemnify us for breaches of representations and warranties. The representations and warranties made by the parties survived the closing and, in general, expired on March 31, 2012; and

•
The Purchase Agreement could be terminated by either party due to legal restraints or certain breaches of representations or covenants of the other party; by mutual consent of the parties; or by the non-failing party if the transaction has not closed by March 31, 2010.

The transaction closed on February 15, 2010, following satisfaction of the customary closing conditions contained in the Purchase Agreement and relating to, among other things, obtaining a specified list of consents and the approval of the Chief Scientist.

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

In each of May 2011 and March 2012, Lantiq informed us that the acquired WLAN business had not achieved the performance targets during the first and second earnout periods, respectively, and consequently, that no additional payments are due for the first and second earnout periods.

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

Israeli Tax

General Corporate Tax Structure

For a discussion of the current corporate tax stucture applicable to companies in Israel - see Item 5A “Operating Results – Corporate Tax Rate” above.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the “Industry Encouragement Law”, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.  We believe that we currently can be qualified as an “Industrial Company” within the definition of the Industry Encouragement Law.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past the ITA has indicated that it does not recognize the OTC Bulletin Board or the Pink Sheets as a “stock exchange” for purposes of the Tax Ordinance. However, the ITA has indicated that it will view securities quoted on the OTC Bulletin Board or the Pink Sheets as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Capital Market), such as our ordinary shares.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Non-Residents on Receipt of Dividends

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%.  However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.  Dividends paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise will be subject to a 15% tax rate.

For information with respect to the applicability of High Income Tax on distribution of dividends, see " -Capital Gains Tax" above.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 - 2012. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill our obligations with respect to such requirements by filing reports with the SEC.  You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained on the SEC Internet site (http://www.sec.gov) or by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K.

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

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2012. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2012 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.    Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $30,000 for 2012 and $34,000 for 2011 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees.        For 2012 and 2011, our principal accountant billed us aggregate amounts of approximately $5,000 for services relating to tax compliance, tax advice and tax planning.

All Other Fees.   For 2012 and 2011, our principal accountant did not bill us for other services.

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

ITEM 18.               FINANCIAL STATEMENTS

Our financial statements and related auditor’s report for the year ended December 31, 2012 are enclosed as part of this annual report.

ITEM 19.               EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*
Memorandum of Association, as amended and restated as of February 22, 2010 (translated from Hebrew) (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

1.2
Articles of Association, as amended and restated as of January 16, 2012 (incorporated herein by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).

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

4.4*
Consulting Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.5*
Transition Services Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.6*
Cross License Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.7*
Sublease Agreement by and between the Registrant and Lantiq Israel Ltd., dated February 15, 2010 (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

4.8*
Consulting Services Agreement, dated January 1, 2012, between the Registrant  and Mr. Tzvi Shukhman (incorporated herein by reference to Exhibit 4.17 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).

4.9*
Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8	List of Subsidiaries.
11	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).
12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Brightman Almagor Zohar & Co., independent auditors.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
_________________
* Incorporated by reference.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate such information by reference.

METALINK LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

METALINK LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Metalink Ltd.

We have audited the accompanying balance sheets of Metalink, Ltd ("the Company") as of December 31, 2012 and 2011 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 30, 2013

METALINK LTD.

BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$5,378	$5,321
Trade accounts receivable	-	39
Other receivables	26	9
Prepaid expenses	2	3
Inventories (Note 3)	112	252
Total current assets	5,518	5,624

Property and equipment, net (Note 4)	5	67
Total assets	$5,523	$5,691

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$1	$30
Other payables and accrued expenses (Note 9)	310	497
Accrued severance pay, net (Note 5)	-	290
Total current liabilities	311	817

Shareholders' equity
Ordinary shares of NIS 1 par value (5,000,000 shares authorized, 2,780,707 shares issued and 2,690,857 shares outstanding as of December 31, 2012 and December 31, 2011)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(143,804)	(144,142)
	15,097	14,759

Treasury stock, at cost: 89,850 as of
December 31, 2012 and December 31, 2011	(9,885)	(9,885)
Total shareholders' equity	5,212	4,874
Total liabilities and shareholders' equity	$5,523	$5,691

Uzi Rozenberg Chairman of the Board	Tzvika Shukhman CEO	Shay Evron CFO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS
(U.S. dollars in thousands except share data)

	Year ended December 31,
	2012	2011	2010

Revenues (Note 10)	$1,646	$2,050	$813

Cost of revenues (Note 10)	595	717	109

Gross profit	1,051	1,333	704

Sales and marketing	305	-	-
General and administrative	427	638	1,163
Other expenses	17	-	-

Operating profit (loss)	302	695	(459)

Financial income , net	36	52	438

Net profit (loss) from continuing operation	$338	$747	$(21)

Discontinued operation
Operating loss from discontinued operation	-	-	(107)
Capital gain from sale of discontinued operation	-	-	6,907
Net profit from Discontinued operation	-	-	$6,800

Net profit	$338	$747	$6,779

Per share data-
Basic and Diluted earnings (loss) from continuing operations	$0.126	$0.278	$(0.008)

Basic and Diluted earnings from discontinued operations	-	-	$2.527

Basic and Diluted earnings	$0.126	$0.278	$2.519

Shares used in computing loss per ordinary share*:

Basic and Diluted	2,690,857	2,690,857	2,690,857

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	Outstanding	treasury	Share	paid-in	Stock	Accumulated
	Shares(*)	shares	Capital	capital	(at cost)	deficit	Total
Balance at
January 1, 2010	2,663,723	89,850	$759	$157,692	$(9,885)	$(151,668)	$(3,102)

Changes during 2010:
employee stock-based
compensation	-	-	-	43	-	-	43
Exercise of warrants (note 7)	116,984	-	31	376	-	-	407
Net income for the year	-	-	-	-	-	6,779	6,779
Balance at
December 31, 2010	2,780,707	89,850	$790	$158,111	$(9,885)	(144,889)	$4,127

Changes during 2011:
Net income for the year	-	-	-	-	-	747	747
Balance at
December 31, 2011	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,142)	$4,874

Changes during 2012:
Net income for the year	-	-	-	-	-	338	338
Balance at
December 31, 2012	2,780,707	89,850	$790	$158,111	$(9,885)	$(143,804)	$5,212

* The number of shares has been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousands)

Cash flows from operating activities:
Net income	$338	$747	$6,779
Adjustments to reconcile net loss to net cash used in operating activities (Appendix)	(323)	226	(8,542)
Net cash provided by (used in) continuing operating activities	15	973	(1,763)

Cash flows from investing activities:
Cash from sale of WLAN operation	-	-	7,700
Sale (purchase) of property and equipment	42	(9)	-
Net cash provided by (used in) investing activities	42	(9)	7,700

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of options, net	-	-	162
Proceeds from issuance of warrants to issue shares	-	-	35
Repayment of loan	-	-	(4,050)
Net cash used in financing activities	-	-	(3,853)

Increase in cash and cash equivalents	57	964	2,084
Cash and cash equivalents at beginning of year	5,321	4,357	2,273
Cash and cash equivalents at end of year	$5,378	$5,321	$4,357

The accompanying notes are an integral part of the financial statements

METALINK LTD.

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousands)

Adjustments to reconcile net income to net
cash provided by (used in) operating activities:

Depreciation and amortization	$3	$21	$48
Capital loss from sale of fixed assets	17	-	-
Increase in warrants to issue shares	-	-	83
Write off of short term loan	-	-	(50)
Increase (decrease) in accrued severance pay, net	(290)	15	(1,523)
Employee stock-based compensation	-	-	(52)
Capital gain from selling of operation	-	-	(6,907)

Changes in assets and liabilities:

Decrease (increase) in assets:
Trade accounts receivable	39	53	6
Other receivables and prepaid expenses	(16)	328	(374)
Inventories	140	(40)	414
Increase (decrease) in liabilities:
Trade accounts payable	(29)	(72)	138
Other payables and accrued expenses	(187)	(79)	(325)

	$(323)	$226	$(8,542)

The accompanying notes are an integral part of the financial statements

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1  -  GENERAL

Metalink Ltd. (the "Company") is an Israeli fabless semiconductor Company. Company’s broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia.

Sales of the WLAN operation

On February 15, 2010 the Company has completed the sale of the wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,604 in cash as follows:

•	$5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor.
•	$2,000 was paid throughout the year 2010;
•	Earn-out payments of up to an aggregate $8,000, contingent upon the acquired business achievement of specified performance targets through March 2012. Those targets were not achieved.

Moving forward the Company is continuing to support only its current DSL activities.

On March 8, 2010 the NASDAQ staff informed the  Company  that it has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders' equity requirement in Listing Rule 5550(b)(1). On April 21, 2011, our ordinary shares were delisted from The NASDAQ Capital Market and are currently quoted on the "OTCQB" market under the symbol "MTLK".

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

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Financial Statements in U.S. Dollars

The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured into dollars in accordance with the principles set forth in ASC 830 (“Foreign Currency Matters”). All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

C.	Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

D.	Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2012 and December 31, 2011 no amounts for doubtful accounts were required.

E.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials, components and finished products - on the moving average basis.

Work-in-process - based on actual manufacturing costs.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
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

G.	Revenue Recognition

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

H.	Net Profit (Loss) Per Ordinary Share

Basic and diluted net profit (loss) per share have been computed in accordance with ASC 260-10 (formerly SFAS No. 128, “Earnings per Share”) using the weighted average number of ordinary shares outstanding. Basic profit (loss) per share excludes any dilutive effect of options and warrants.

I.	Stock-based compensation

The Company applies ASC 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profit (loss) for the year ended December 31, 2012, 2011 and 2010 includes $0, $0 and $43 of compensation expenses related to the Company’s share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2012, 2011 and 2010:

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Stock-based compensation (Cont.)

	2 0 1 2	2 0 1 1	2 0 1 0

Risk-free interest rate	0.84%	none	none
Expected life (in years)	2	none	none
Expected volatility	48.37%	none	none
Expected dividend yield	None	none	none

The Company determines the expected life used in fair valuation of newly granted awards, based on its past experience.

The Company believes that this calculation provides a reasonable estimate of expected life for the Company’s employee stock options. No adjustments to previous years assumptions have been made.

The grant date fair value of the Restricted Stock Units (RSU) was determined using the closing price of the Company’s stock on the day of issuance.

The Company determined the risk-free interest rate in accordance with ASC 718-10-55-28. The Company uses U.S. treasury zero-coupon issues with remaining time equal the expected term.

J.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services

The Company applies ASC 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2012, 2011 and 2010 were not material.

K.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)
As of December 31, 2012, the Company had cash and cash equivalents that totaled to $5,378 all of which are deposited in a major Israeli financial institution. As of December 31, 2011, the Company had cash and cash equivalents that totaled to $5,321 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Concentrations of Credit Risk (Cont.)

(ii)	Most of the Company's revenues are generated in Asia and Europe from a few major customers (see Note 10). The Company generally does not require security from its customers.

L.	Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or substantially similar to their carrying amounts.

NOTE 3     -   INVENTORIES

Comprised as follows:

	December 31,
	2 0 1 2	2 0 1 1
	(in thousands)

Finished products*	$112	$252
	$112	$252

*The inventory is presented as the lower price between the cost and the fair value (the selling price).

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4     -   PROPERTY AND EQUIPMENT

Comprised as follows:

	December 31,
	2 0 1 2	2 0 1 1
	(in thousands)
Cost:
Computers and equipment	$19	$19
Furniture and fixtures	3	3
Vehicles	-	143
	$22	$165
Accumulated depreciation and amortization:
Computers and equipment	$14	$11
Furniture and fixtures	3	3
Vehicles	-	84
	$17	$98
Property and equipment, net	$5	$67

NOTE 5     -   ACCRUED SEVERANCE PAY, NET

The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. Starting January 1, 2012 the company does not employ any employees.

The severance pay expenses for the years ended December 31, 2012, 2011 and 2010 were $0, $15, and $52, respectively.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6     -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(i)
The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate range of 3% to 4.5%. The total amount of grants received, net of royalties paid, as of December 31, 2012 was $28,561.

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

Royalty expenses to the Government of Israel for the years ended December 31, 2012, 2011 and 2010 were $53, $48 and $12, respectively.

(ii)
The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2012, 2011 and 2010 were $0, $0 and $23, respectively.

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

The Company filed its declaration of first testimony on July 2012.

An evidentiary hearing is scheduled for May 22, 2013. Due to the early stage of prior to the evidence procedure, we cannot estimate the chances of succeeding to annul the claim.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6     -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Legal Claim (Cont.)

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

NOTE 7     -   SHARE CAPITAL

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

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7     -   SHARE CAPITAL (Cont.)

B.	Stock Options

(i)	Under the Company's six Stock Option Plans (the "Plans"), up to 10,142,433 options approved to be granted to employees and directors of the Company.

(ii)	Pursuant to the Plans, as of December 31, 2012, no options of the Company are available for future grants.

(iii)	The options granted generally vest over periods of up to 3 years from the date of the grant. The options granted subsequent to 2005 expire after 4 years.

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

(v)
In January 2012 the Company granted its CEO, Tzvika shukhman, options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options will vest in 24 equal monthly installments after the effective date; (iii) the vesting of all options is fully accelerated in a change of control or if the company terminates the agreement for no cause; (iv) all other terms and conditions in connection with the above options shall be as set forth in the company's stock option plan. Those options are treated as equity instruments issued to other than employees.

(vi)
During 2012 the Board of Directors decided to grant its director, Hudi Zak, options to purchase up to 12,500 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options are all fully vested upon the grant; and (iii) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7     -   SHARE CAPITAL (Cont.)

B.	Stock Options (Cont.)

A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2012, 2011 and 2010 and changes during the years then ended are as follows:

	December 31, 2012		December 31, 2011		December 31, 2010
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at
beginning of year	-	-	2,165	0.3	143,814	57.0
Granted during year	112,500	-	-	-	-	-
Forfeited during year	-	-	(2,165)	0.3	(137,527)	59.6
Exercised during year	-	-	-	-	(4,122)	0.3

Outstanding at end of year	112,500	1.5	-	-	2,165	0.3

Options exercisable at end
of year	62,500	1.5	-	-	2,165	0.3

Weighted average fair
value of options & RSU granted
during year	$0.14		-		-

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		1.0

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8     -   TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	“Approved Enterprise”

The Company has been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2012, the period of benefits had not yet commenced.

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

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousands)
Net profit (loss) as reported in the
statements of operations	$338	$747	$(21)
Statutory tax rate	25%	24%	25%
Income Tax under statutory tax rate	$84	$179	$(5)

Less valuation allowance	(84)	(179)	5

Actual income tax	$-	$-	$-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8     -   TAXES ON INCOME (Cont.)

C.	Deferred Taxes

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

Tax loss carry forwards of the Company are $188 million (NIS717 million) for December 2010, $189 million (NIS721 million) for December 2011 and expected to be $193 million (NIS720 million) for December 2012. This loss is unlimited in duration, denominated in nominal NIS.

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2007.

NOTE 9     -   SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

Comprised as follows:

	December 31,
	2 0 1 2	2 0 1 1
	(in thousands)

Payroll and related amounts	$21	$204
Accrued expenses	263	273
Royalties to the Government of Israel	26	20
	$310	$497

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10   -   SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousands)
Revenues:
Israel	-	$222	$359
Taiwan	$1,594	$1,828	$454
Other foreign countries	$52	-	-
	$1,646	$2,050	$813

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousands)
Long-lived assets:
Israel	$5	$67	$79
	$5	$67	$79

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10   -   SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Customer A	97%	89%	45%
Customer B	0%	11%	43%
Customer C	3%	0%	11%
Customer D	0%	0%	(* )

(*) Less than 10%.

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousands)

Materials and production expenses	$506	$623	$61
Other manufacturing costs	36	46	36
	542	669	97
Royalties to the Government of Israel	53	48	12
	$595	$717	$109

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11   -  RELATED PARTIES

A.	Payroll and related amounts to related parties in 2012, 2011 and 2010 were $100, $147 and $334, respectively.

B.
On December 8, 2011 the Company has signed a termination agreement with Mr. Tzvika Shukhman, the Company's CEO, effective from December 31, 2011. From January 1, 2012 Mr. Tzvika Shukhman was hired as an external consultant who provides Metalink with consulting services.

This agreement and the termination agreement have been duly approved by the Audit Committee and Board of Directors of the Company and the shareholders of the Company.

The key terms of the termination agreement were as follows: Promptly following the termination date, Mr. Shukhman received $290, as severance payment for the term of his employment. Mr. Shukhman was entitled to a special bonus equal to 12% of our gross profit on our DSL business during 2011, based on our audited financial statements for the year ended December 31, 2011. Promptly following the termination date, we paid $133 on account of such bonus. The Company cashed out 96 vacation days accumulated until December 31, 2011 by Mr. Shukhman (worth approximately $65). Mr. Shukhman was also entitled to (i) approximately $1.2 for recreation pay, and (ii) retain the Company's equipment for a 30-day period following the termination date, except that the Company's car was to be returned by March 31, 2012 and certain computer equipment that will be retained until termination of the Consulting Agreement. Mr. Shukhman released the Company from past claims (in his capacity as an employee).

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

In consideration for his DSL Services, Mr. Shukhman will be entitled, for each fiscal quarter during the term of the Consulting Agreement, to a quarterly bonus equal to 29% of our gross profit on our DSL business payable within 10 business days following the publication of the Company's unaudited financial statements for the applicable fiscal quarter (to the extent that the agreement expires during any fiscal quarter, he will receive a pro rata amount out of the bonus for that quarter, if any). In addition, he will be entitled to 50% of such bonuses for six (6) months following the termination of the Consulting Agreement by the Company, solely with respect to any invoice that was issued with respect to DSL products during the said six (6) months period. Mr. Shukhman will receive a one-time grant of options to purchase up to 100,000 ordinary shares of the Company, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options will vest in 24 equal monthly installments starting January 1, 2012; (iii) the vesting of all options is fully accelerated in a change of control transaction or if the Company terminates the Consulting Agreement for no cause; and (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan. The Consulting Agreement will continue until terminated, among others, by either party upon 90 day prior written notice. Mr. Shukhman agreed to a non-compete and non-solicitation undertaking for 12 months following termination.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Tzvi Shukhman
Name: Tzvi Shukhman
Title: Chief Executive Officer

Date:  April 30, 2013