Form 20-F
period 2013-12-31
METALINK LTD
filed 2014-04-17
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013):

2,690,857 Ordinary Shares, NIS 1.0 par value per share (excluding 89,850 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes       ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

i

Exchange Rate

On December 31, 2013, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.471 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Cautionary Statement Concerning Forward-Looking Statements

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws with respect to our business, financial condition, prospects and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including uncertainty as to our ability to identify and evaluate suitable business opportunities; uncertainty as to our ability to generate revenues and reach profitability; the fact that our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company;  changes in general economic and business conditions; any unforeseen developmental or technological difficulties with regard to our products; changes in currency exchange rates and interest rates; as well as the other risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	2

ITEM 4.	INFORMATION ON THE COMPANY	13

ITEM 4A.	UNRESOLVED STAFF COMMENTS	22

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	32

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44

ITEM 8.	FINANCIAL INFORMATION	47

ITEM 9.	THE OFFER AND LISTING	48

ITEM 10.	ADDITIONAL INFORMATION	50

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	68

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	68

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES68

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	68

ITEM 15.	CONTROLS AND PROCEDURES	68

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	70

ITEM 16B.	CODE OF ETHICS	70

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	70

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES	70

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	70

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	70

ITEM 16G.	CORPORATE GOVERNANCE	71

ITEM 16H.	MINE SAFETY DISCLOSURE	71

PART III

ITEM 17.	FINANCIAL STATEMENTS	72

ITEM 18.	FINANCIAL STATEMENTS	72

ITEM 19.	EXHIBITS	73

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We have derived the following selected financial data from our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

●	statement of income data for the years ended December 31, 2011, 2012 and 2013; and

●	balance sheet data as of December 31, 2012 and 2013.

The following selected data is derived from our audited financial statements that are not included in this annual report:

●	statement of income data for the years ended December 31, 2009 and 2010; and

●	balance sheet data as of December 31, 2011.

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

	Year Ended December 31,*
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$3,288	$813	$2,050	$1,646	$0
Cost of revenues:
Costs and expenses	1,028	97	669	542	15
Royalties to the Government of Israel	97	12	48	53	-
Total cost of revenues	1,125	109	717	595	15
Gross profit	2,163	704	1,333	1,051	(15)
Operating expenses:
Sales and marketing	-	-	-	305	-
General and administrative	2,322	1,163	638	427	308
Other expenses	-	-	-	17	-
Total operating expenses	2,322	1,163	638	749	308
Operating profit (loss)	(159)	(459)	695	302	(323)
Financial income (expenses), net:	(3,494)	438	52	36	18
Net profit (loss) from continuing operation	$(3,653)	$(21)	$747	$338	$(305)
Discontinued operation:
Operating loss from discontinued operation	(9,801)	(107)	-	-	-
Capital gain from sale of discontinued operation	-	6,907	-	-	-
Net profit (loss) from discontinued operation	$(9,801)	$6,800	-	-	-
Net profit (loss)	$(13,454)	$6,779	$747	$338	$(305)
Per share data:
Basic and diluted earnings (loss) from continuing operation	$(1.47)	$(0.01)	$0.28	$0.13	$(0.11)
Basic and diluted earnings (loss) from discontinued operation	$(3.95)	$2.45	-	-	-
Basic and diluted earnings (loss)	$(5.42)	$2.44	$0.28	$0.13	$(0.11)
Shares used in computing loss per ordinary share:
Basic and diluted	2,482,863	2,690,857	2,690,857	2,690,857	2,690,857

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

	As of December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,273	$4,357	$5,321	$5,378	$4,801
Short-term investments	-	-	-	-	-
Working capital	(4,678)	4,323	4,807	5,207	4,636
Total assets	7,866	5,080	5,691	5,523	4,921
Shareholders’ equity	(3,102)	4,127	4,874	5,212	4,637

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We sold our WLAN business to Lantiq in February 2010. Since then, we hold substantially all of our assets in cash and cash equivalents and we currently conduct only limited business activities related to our digital subscriber line, or DSL business. Our plan of operation is (1) to continue the marketing and sale of our DSL products and (2) to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

We may not be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations.

Since February 2010, we have not been able to identify and consummate a suitable business opportunity in accordance with our plan of operations and there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations.  While our plan of operation is to consider strategic transactions and opportunities, we have not determined to pursue any particular opportunities at this time. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a strategic transaction that will not necessarily provide us or our shareholders with significant financial benefits in the short or long term.  In the event that we will complete a business combination with an operating company, the success of our operations is likely to be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all, or that we will otherwise be successful in executing our plan of operations. In addition, if we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing because a business combination normally will involve the issuance of a significant number of additional Metalink shares and may require us to raise funds through a public or private financing.

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $0.3 million and $0.7 million for the years ended December 31, 2012 and 2011, respectively, we incurred a loss from continuing operations of approximately $0.3 million for the year ended December 31, 2013.  Even if we are able to regain and sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2013, was approximately $144.4 million. This is likely to have an adverse impact on the value of our stock.

We are not likely to generate significant revenues from our DSL business.

In early 2008, we issued an “end-of-life” notice to our customers, according to which we discontinued the production of the majority of our DSL components. Consequently, we have not allocated any research and development resources for DSL chipsets and have significantly reduced the scope of these operations. We expect the demand for our DSL chipsets to continue decreasing in the near future and that further realization of revenues from our DSL activities may be impaired by the introduction of newer solutions by our competitors and the obsolescence of our proposed solutions. We therefore expect our revenues from sales of DSL chipsets in the near future, if any, will be immaterial and will be subject to one time or special orders of customers. For example, although we generated revenues of approximately $2.0 million and $1.6 million in 2011 and 2012, respectively, we have not generated any revenues in 2013.

The loss of our key customer could result in a significant loss of revenues.

In the past several years, relatively few customers have accounted for a large portion of our DSL revenues. In 2012, one customer accounted for approximately 97% of the revenues, and in 2013 this customer did not purchase our products and we did not have any other customers. Even if this customer resumes purchasing our products, we expect that our dependence on this customer for our DSL revenues will continue for the foreseeable future. The continued loss of this customer could result in a continued significant loss of revenues or the lack of any revenues, as occurred in 2013.
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

We believe that the success of our business will depend on the continued services of Tzvi Shukhman, our chief executive officer. Any loss of the services of Tzvi Shukhman could negatively affect our business, especially the DSL business.

We are exposed to various other risks in connection with the operation of our DSL business.

We are exposed to various risks in connection with the operation of our DSL business, including the following:

•
We currently rely on a single subcontractor for the manufacture of our DSL chipsets and on a limited number of subcontractors for the assembly of finished chips and other related services. These subcontractors currently have limited manufacturing capacity, which in the event we resume manufacturing our DSL chipsets may not be made available to us on a timely basis, or at all;

•	We obtain key components from a single supplier or from a limited number of suppliers and we generally do not have long-term supply contracts with our suppliers;

•
In the event we resume manufacturing our DSL chipsets we may experience delays in the delivery of components from our suppliers. Due to the discontinuation of the production of all of our DSL components and our expectation that any purchase orders placed with us will be limited in scale, our subcontract manufacturers may allocate available capacity to other customers, including customers that are larger or have long-term supply contracts in place;

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

•
Because we operate in international markets, we are subject to risks which often characterize international markets, including multiple, conflicting and changing laws and regulations, economic and political instability, and fluctuations in exchange rates.

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

Our directors and executive officers own a substantial percentage of our ordinary shares. In addition, substantial future sales of our ordinary shares may depress our share price.

As of  April 1, 2014, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, beneficially owned an aggregate of 1,068,566 ordinary shares representing 39.71% of our outstanding shares. Mr. Shukhman is also our Chief Executive Officer, and Mr. Rozenberg is also the Chairman of our Board of Directors.  As a result, if these shareholders vote together, they could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote, including mergers. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

In addition, if these shareholders sell substantial amounts of our ordinary shares, or if the perception exists that they may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption  “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2013. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2012. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits.  U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world and negotiations between Israel and representatives of the Palestinian Authority in an effort to resolve the state of conflict have been sporadic and have failed to result in peace. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may adversely affect Israel and us. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of our remaining DSL business could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

In 2013, we did not enter into any currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. We may however enter into such currency hedging transactions in the future. These measures, however, may not adequately protect us from serious harm due to the impact of inflation in Israel.

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

We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

In addition, as more fully described in Item 8-A-"Legal Proceedings," in August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $270,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

ITEM 4.             INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel.  Our principal executive offices are located at Derech Menachem Begin 23, Tel Aviv, Israel.  Our telephone number is 972-3-7111690.

From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers.  We shipped our first chipset in the fourth quarter of 1994.  From that time until February 2010, we focused on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In February 2010, we sold our wireless local area network (WLAN) business to Lantiq. Since that time, our plan of operation has been (1) to continue the marketing and sale of our DSL products and (2) to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

Recent Major Business Developments

Below is a summary of the major business developments in Metalink since January 1, 2013:

        In January 2013, we announced that our Board of Directors had authorized a special (one-time) dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate, payable to shareholders of record as of March 15, 2013.  The distribution of the dividend to shareholders, which occurred on April 15, 2013, was subject to applicable withholding taxes. The Board of Directors has not adopted any dividend policy at this time.

During 2013, we generated no revenues, and in order to reduce our expenses we ceased reporting our results of operations on a quarterly basis starting with the quarter ended June 30, 2013.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for the year ended December 31, 2013 and 2012, and $9,000 for the year ended December 31, 2011. The expenditures in 2011 were principally for equipment and software for our operating activities.

During 2011, 2012 and 2013, we did not make any significant divestitures.

B.    Business Overview

Overview

We sold our WLAN business to Lantiq in February 2010. Since then, our plan of operation is (1) to continue the marketing and sale of our DSL products, which business is described below, and (2) to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

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

VDSL.  VDSL technology defines very high transmission rates over a single copper wire pair.  This includes symmetric transmission at a rate of up to 100 Mbps.  This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses.  The unit multiplexes the bandwidth of tens to hundreds of subscribers onto a single fiber that carries the information to the central office.  VDSL technology has been standardized by the American National Standards Institute, or ANSI, and the ITU.  In 2003 the standards working group in the ANSI developed an American National Standard for VDSL using Multi Carrier Modulation (DMT) and a Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM).  In 2004, the ITU has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete Multi Tone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology.  In May 2005 the ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our existing VDSL chipsets are based on QAM.  Currently most of the future deployment of VDSL chipsets require the VDSL2 standard of DMT only. Thus, our VDSL sales suffer from lack of demand, and we expect to continue to have limited or no sales for the foreseeable future.

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
MtV 9473 MtV 9273 MtV 9143 MtV9120
Quad 2/3/4/5-band VDSL transceiver for Ethernet applications(ONU)
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

Older products are approaching a point of obsolescence.

Customers

Our target customers for the DSL products, primarily telecommunications equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunications service providers.  Since we commenced operations in 1993, we have shipped over fifteen million of our DSL chips to our customers or OEM partners, including ADC, Alcatel, ECI Telecom, Marconi, Motorola Wireline Networks, Primeteck, RAD, Schmid, Tellion, Tellabs and others. These chips are used in telecommunications equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to purchase our chipsets and in 2013 we did not sell any of our DSL chips.

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

The following is a summary of revenues by geographic area based on the location of the customers.

	Year ended December 31,
	2 0 1 1	2 0 1 2	2 0 1 3
	(in thousands)
Revenues:
Israel	$222	$-	$-
Taiwan	1,828	1,594	-
Other foreign countries	-	52	-
	$2,050	$1,646	$-

Sales and Marketing

We have only limited sales representatives and distributors, who are typically engaged on an ad-hoc basis. We aim to sell our products directly to selected customers in Europe and Asia.

For the year ended December 31, 2013, we did not sell any of our products. For each of the years ended December 31, 2012 and 2011, one customer accounted for 97% and 89% of our revenues, respectively.

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

We intend to continue for the foreseeable future to rely on third parties for substantially all of our wafer manufacturing, assembly and test requirements.  All of our subcontract manufacturers produce products for other companies.  We do not have long-term manufacturing, packaging and testing agreements with any of our subcontractors and we must place orders at least 16 to 20 weeks in advance of expected delivery.

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

As time passes in the DSL market, we expect that the existing need for our chipsets will be minimal, if any.  Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chipsets in response to declining average per unit selling prices.  Many competitors are larger with greater resources and therefore may be able to achieve economies of scale and would be less vulnerable to price competition and may use our subcontractors manufacturing capacity causing us difficulties in supply from said manufaturers. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

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

The countries of the European Union, as a single end market for our products, accounted for approximately 97% and 89% of our revenues in 2012 and 2011, respectively. In 2013, we did not generate any revenues. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

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

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

               The information contained in this section should be read in conjunction with our financial statements as of December 31, 2013 and related notes for the year then ended included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

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

Revenues in 2013 were $0, compared with revenues of $1,646,000 in 2012. The decrease was due to lack of sales in 2013.

Operating loss for 2013 was $323,000, compared to an operating profit of $302,000 in 2012. This decrease was mainly due to the decline of revenues while operating expenses remained relatively constant.

As of December 31, 2013 we had $4.8 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

On April 15, 2013, we distributed a special (one-time) dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate. The Board of Directors has not adopted any dividend policy at this time.

2014 Outlook

Revenues. In light of, among others, the “end-of-life” notification we issued for our DSL chipsets, we do not expect significant revenues, if any, derived from the sale of our DSL chipsets, subject to fluctuations due to one time or special orders of customers.

Plan of Operations.  Our plan of operation is to continue (1) the marketing and sale of our DSL products and (2) to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation. There is no assurance that any of these alternatives will be pursued or, if one is pursued, what the timing thereof would be or the terms on which it would occur.

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

A.    Operating Results

General

The following discussion of our results of operations for the years ended December 31, 2013, 2012 and 2011, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2011	2012	2013

Revenues	100%	100%	0%
Cost of revenues:
Costs and expenses	33	33	-
Royalties to the Government of Israel	2	3	-
Total Cost of revenues	35	36	-
Gross profit	65	64	-
Operating expenses:
Sales and marketing	-	18	-
General and administrative	31	26	-
Other expenses	-	1	-
Total operating expenses	31	45	-
Operating profit (loss)	34	19	-
Financial income, net	2	2	-
Net profit (loss) from continuing operation	36%	21%	0%

Revenues.  In 2013 we had no revenues or orders for our products. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in U.S. dollars.  Consequently, we use the dollar as our functional currency. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - Revenue Recognition” above.

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

Derivatives.  Derivative expenses derived from our CEO's consulting agreement effective as of January 1, 2012, related to the Company’s equity-based compensation awards for the year ended December 2013, 2012 and 2011 were not material.

Financial Income, Net. In 2013, 2012 and 2011, financial income, net was primarily attributable to interest income and balance annulments.

Taxes.  Israeli companies are generally subject to corporate tax at the rate of 24% for the 2011 tax year, 25% for the 2012 and 2013, and 26.5% for the year 2014 and thereafter.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues.  There were no revenues in 2013, compared with revenues of $1.65 million in 2012. This decrease was due to lack of sales of our products in 2013 and, in particular, the fact that our largest customer in 2011 and 2012 did not place any orders during 2013. For the year ended December 31, 2012, two customers accounted for 100% of our revenues.

Cost of Revenues. Cost of revenues was $0.01 million in 2013, a decrease of $0.58 million compared with cost of revenues of $0.59 million in 2012. This decrease was attributable to the decrease in revenues. Cost of revenues as a percentage of revenues in 2012 was 36%.

Operating Expenses.  Operating expenses were $0.31 million in 2013, a decrease of $0.44 million compared with $0.75 million in 2012. This decrease was due to the consulting agreement with our CEO as a result of which we incurred Sales and Marketing expenses as a percentage of our gross profit in 2012. In 2013 we had no revenues, and thus we did not incur any Sales and Marketing expenses.

Derivatives.  Derivative expenses related to the Company’s equity-based compensation awards for each of the years ended December 31, 2013 and 2012 were not material.

Financial Income, net. Financial income, net was $19,000 in 2013, compared with financial income, net of $36,000 in 2012. This decrease was primarily due to reduced interest income.

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

Derivatives.  Derivative expenses related to the Company’s equity-based compensation awards for each of the years ended December 31, 2012 and 2011 were not material.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
New Israeli Shekel (NIS)	0.2%	(7.1)%	7.4%	(2.3)%	(7.6)%
Euro	(3.0)%	6.5%	3.3%	(1.7)%	(4.3)%
Israeli Consumer Price Index	3.9%	2.7%	0.6%	1.6%	1.8%

A revaluation of the NIS in relation to the dollar, as was the case in 2010 and from 2012-2013, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2011, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2011-2013, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2013 tax year and 26.5% for the 2014 tax year and thereafter. In 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year.  The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing and of our accumulated tax loss carry-forwards (which totaled approximately $193 million at December 31, 2012), our losses in the year 2013 and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2013 tax year.

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

We paid or accrued to the Chief Scientist $48,000 for 2011, $53,000 for 2012 and $0 for 2013. See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

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

Working Capital and Cash Flows

We had cash and cash equivalents of $4.8 million, $5.4 million and $5.3 million as of December 31, 2013, 2012 and 2011, respectively.  As of each of those dates we did not have any short-term or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the Chief Scientist (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2013, 2012 and 2011. We are required to pay royalties to the Government of Israel on proceeds from the sale of our products and related services that incorporate know-how developed with grants from the Chief Scientist, up to the amount of 100-150% of the grants received plus interest at LIBOR rate (in dollar terms). See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

No capital expenditures were made in our continuing operation for the years ended December 31, 2013 and 2012. Capital expenditures amounted to $9,000 at the year ended December 31, 2011.

Net cash used in operating activities was $307,000 for the year ended December 31, 2013. Net cash provided by operating activities was $15,000 for the year ended December 31, 2012, and $1.0 million for the year ended December 31, 2011.

There was no cash provided by or used in investing activities for the year ended December 31, 2013. Net cash provided by investing activities was $42,000 for the year ended December 31, 2012. Net cash used in investing activities was $0.01 million for the year ended December 31, 2011. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

There was no cash used in financing activities for each of the years ended December 31, 2013, 2012 and 2011.

 For additional details about cash generated from the Lantiq Transaction during 2010, see the description of the Lantiq Transaction below under Item 10.C "Additional Information—Material Agreements."

Outlook

During 2013 and 2012, we continued to perform cost reduction activities in order to improve our financial condition. We continued to implement these activities during 2013, which included the cessation of making quarterly reports, that resulted in a decrease of our operating expenses.

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

D.    Trend Information

See Item 5A – "Operating Results – Overview – 2014 Outlook."

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

F.     Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2013.

ITEM 6              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Uzi Rozenberg	54	Chairman of the Board of Directors
Tzvi Shukhman	53	Chief Executive Officer and Director
Efi Shenhar*	56	Director
Orly Etzion*	52	External Director
Yehuda Haiman*	56	External Director
Shay Evron	42	Chief Financial Officer

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

B.    Compensation

The aggregate remuneration we paid for the year ended December 31, 2013 to our directors and executive officers (six persons during 2013), was approximately $133,000 in salaries, fees, commissions and bonuses (excluding our CFO which is hired through an external CPA firm that provides services to Metalink). There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended. External directors receive fixed compensation for their service on the board of directors or any committee of the board of directors of NIS 42,600 (equivalent to approximately $12,100) on an annual basis, and in addition, receive compensation for their participation in any board of directors or committee meetings of NIS 2,200 per meeting attended (equivalent to approximately $625).  Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment.

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

Our Audit Committee meets at least once a year, with additional special meetings scheduled when required.

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

Approval of Office Holder Compensation

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than January 2014. The shareholder approval requires a majority of the votes cast by shareholders, provided that either (i) the shares voted in favor of the resolution include at least a majority of the shares voted by shareholders who are not controlling shareholder(s) and do not have a "personal interest" in such matter or (ii) the total number of shares voted against such matter by said group of disinterested shareholders does not exceed two percent of the voting rights in the company. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. To date, we have not sought shareholder approval for any compensation policy primarily because we believe that we are exempt from such requirement.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. Shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the regulations governing the compensation of external directors. The compensation terms of other officers who report directly to the chief executive officer require the approval of the compensation committee and the board of directors.

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

The key terms of Mr. Shukhman's consulting agreement are as follows: (i) starting January 1, 2012, Mr. Shukhman began providing us with consulting services that generally consist of his service as CEO of the Company ("CEO Services") and the provision of consulting services in relation to our DSL business ("DSL Services"); (ii) in consideration for his CEO Services, which he undertook to commit approximately 100 hours per quarter, Mr. Shukhman is entitled to a monthly fee of $8,333, payable until the 30th business day following the end of each month of service; notwithstanding the foregoing, if the parties agree to reduce the scope of the consulting services such that they shall not include the CEO Services but only DSL Services, then Mr. Shukhman shall not be entitled to said monthly fee; (iii) in consideration for his DSL Services, Mr. Shukhman is entitled, for each fiscal quarter during the term of the Consulting Agreement, to a quarterly bonus equal to 29% of our gross profit on our DSL business payable within 10 business days following the publication of our unaudited financial statements for the applicable fiscal quarter (to the extent that the agreement expires during any fiscal quarter, he will receive a pro rata amount out of the bonus for that quarter, if any); in addition, he will be entitled to 50% of such bonuses for six (6) months following the termination of the consulting agreement by us, solely with respect to any invoice that was issued with respect to DSL products during the said six (6) months period; (iv) Mr. Shukhman received a one-time grant of options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (a) exercise price equal to $1.50 per share; (b) the options that vested in 24 equal monthly installments starting January 1, 2012, and are now fully vested; (c) the vesting of all options is fully accelerated in a change of control transaction or if we terminate the consulting agreement for no cause; and (d) all other terms and conditions in connection with the above options shall be as set forth in our stock option plan; (v) the consulting agreement will continue until terminated, among others, by either party upon 90 day prior written notice; and (vi) Mr. Shukhman agreed to a non-compete and non-solicitation undertaking for 12 months following termination.

Except as set forth above, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

D.	Employees

In 2011, we had one part-time employee and, as of January 2012, we do not have any employees. Rather, all of our personnel is composed of: the Chief Executive Officer and the Chief Financial Officer, both of whom are engaged through consulting arrangement. The overall reduction in our workforce to 0 employees starting from 2012 was due primarily to the Lantiq Transaction and the hiring of the Chief Executive Officer and the Chief Financial Officer through a consultancy arrangement.

For further information as to the termination agreement which terminated the employment of our CEO, Mr. Shukhman, and which was replaced with a consulting agreement with Mr. Shukhman, see Item 6.C "Board Practices – Management and Director Services."

E.     Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2014.  The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2014 (excluding 89,850 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	691,031	25.68%
Uzi Rozenberg	477,535	17.75%
Orly Etzion	*	*
Efi Shenhar	*	*
Yehuda Haiman	*	*
Shay Evron	*	*
Directors and Officers as a group (consisting of 6 persons)	1,168,566	43.43%
_______________________
*	Less than 1%.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2014.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2014, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)
Includes options exercisable into 100,000 ordinary shares as of April 1, 2014, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

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

In 2012, a total of 112,500 options were granted to Mr. Tzvi Shukhman and Mr. Hudi Zak. In 2013, we did not grant any options to purchase ordinary shares. As of April 1, 2014, options to purchase 112,500 ordinary shares, at exercise price per share of $1.5, are outstanding, all of which are fully vested and expire on December 31, 2021.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2014 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)(4)	691,031	25.68%
Uzi Rozenberg(3)(5)	477,535	17.75%
Daniel Magen(6)	459,109	17.06%
Harel Insurance and Harel PIA (7)	247,699	9.21%
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

(2)	The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2014 (excluding 89,850 treasury shares).

(3)	Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

(4)
Includes options exercisable into 100,000 ordinary shares as of April 1, 2014, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

(5)	The record holder of 100,000 shares out of the 477,535 is U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

(6)
The record holder of the 458,109 shares is Top Alpha Capital s.m. LTD. ("Top Alpha"), an Israeli company wholly owned by Mr. Magen. As of December 23, 2013, based on a Schedule 13G filed by Mr. Magen and Top Alpha with the SEC on January 14, 2014.

(7)
As of December 31, 2013, based on a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel Insurance") and Harel PIA Mutual Funds Management Ltd. ("Harel PIA") with the SEC on January 27, 2014.

Record Holders

As of April 1, 2014, we had 13 shareholders of record, of whom 9 were registered with addresses in the United States, representing approximately 70% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 69% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

For information regarding our consulting agreements with Tzvi Shukhman, our CEO and director, see Item 6.C "Board Practices – Management and Director Services."

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2010,  a former employee filed a claim against us and Lantiq in the Tel Aviv District Labor Court (the "Court") for approximately NIS 0.37 million (approximately $100,000) for certain rights with respect to termination of employment in connection with the Lantiq transaction. In October 2010, we and Lantiq filed a statement of defense and, in May 2011, a pretrial was conducted. The plaintiff filed statements in December 2011, and we and Lantiq filed our statements in July 2012. An evidentiary hearing is set to be held in November 2014. While we believe the claim has no merits, there is no asurance that we will necessarily prevail.

In August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 0.94 million (approximately $270,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the Chief Scientist to withdraw it. In February 2012, the Chief Scientist rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the Chief Scientist has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

B.    Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

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

FIVE MOST RECENT YEARS	High	Low

2009	$6.00	$1.00
2010	$1.97	$0.71
2011	$1.08	$0.40
2012	$1.08	$0.51
2013	$1.21	$0.70

QUARTERLY HIGH AND LOW SALE PRICES FOR TWO MOST RECENT YEARS AND ANY SUBSEQUENT PERIOD

First Quarter 2012	$0.68	$0.51
Second Quarter 2012	$0.90	$0.71
Third Quarter 2012	$0.89	$0.70
Fourth Quarter 2012	$1.08	$0.80
First Quarter 2013	$1.05	$0.81
Second Quarter 2013	$1.01	$0.70
Third Quarter 2013	$1.03	$0.84
Fourth Quarter 2013	$1.21	$0.99
First Quarter 2014	$1.34	$0.90

MOST RECENT SIX MONTHS

October 2013	$1.09	$0.99
November 2013	$1.21	$1.01
December 2013	$1.08	$1.06
January 2014	$1.20	$1.07
February 2014	$1.19	$1.09
March 2014	$1.34	$0.90

On April 9, 2014, the last reported sale price of our ordinary shares on the OTCBB was $1.02 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of January 1, 2014, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 811,560 in a tax year (linked to the CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of NIS 811,560. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Residents on Receipt of Dividends

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived from an Approved, Benefited or Preferred Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%.  However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.  Dividends paid to such U.S. company from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved, Benefited or Preferred Enterprise will be subject to a 15% tax rate.

For information with respect to the applicability of High Income Tax on distribution of dividends, see - "Capital Gains Tax" above.

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

Taxation of Dividends Paid on Ordinary Shares

In the event of dividend distribution, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of those earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of that basis, will be treated as a gain from the sale or exchange of the ordinary shares. The legislation until the end of 2010 provided that dividend income generally would be taxed to noncorporate taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or in the preceding year) are satisfied. Dividends received after 2010 will be taxable as ordinary income.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between that U.S. Holder's basis in the ordinary shares, which is usually the U.S. dollar cost of those shares, and the amount realized on the disposition. A disposition of the ordinary shares will be considered to occur on the “trade date”, regardless of the U.S. Holder’s method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and may therefore realize foreign currency gain or loss, unless that U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating that foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Long-term capital gains of noncorporate taxpayers are eligible for reduced rates of taxation.

Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally is treated under the U.S. Internal Revenue Code as U.S. source income or loss for U.S. foreign tax credit purposes, and thus a U.S. Holder ordinarily would not be entitled to claim a foreign tax credit for taxes paid to Israel with respect to gains. However, under the U.S.- Israel Tax Treaty, gains derived from the sale, exchange or other disposition of our ordinary shares generally are considered to be from Israeli sources if the sale, exchange or other disposition occurs in Israel, and a U.S. Holder who is entitled to claim the benefits of that treaty is permitted to claim a foreign tax credit for taxes paid to Israel with respect to the sale, exchange or disposition, subject to the limitations on foreign tax credits under U.S. federal income tax law. The U.S. Israel Tax Treaty does not relate to state or local taxes. (See Israeli Tax - Application of the U.S.- Israel Tax Treaty to Capital Gains Tax).

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Notwithstanding the foregoing, we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K.

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

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2013. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2013 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

 Ms. Orly Etzion, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable regulations. Ms. Etzion also qualifies as an “independent director” using the NASDAQ Stock Market definition of independence, in NASDAQ Listing Rule 5605(a)(2).

ITEM 16B.        CODE OF ETHICS

In April 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s employees and directors.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $24,000 for 2013 and $25,000 for 2012 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. Our principal accountant billed us aggregate annual amounts of approximately $4,000 for 2013 and $5,000 for 2012 for services relating to tax compliance, tax advice and tax planning.

All Other Fees. For 2013 and 2012, our principal accountant did not bill us for other services.

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

ITEM 18.           FINANCIAL STATEMENTS

Our financial statements and related auditor’s report for the year ended December 31, 2013 are enclosed as part of this annual report.

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

4.6*
Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8	List of Subsidiaries.
11*	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).
12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Brightman Almagor Zohar & Co., independent auditors.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
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
AS OF DECEMBER 31, 2013

METALINK LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Metalink Ltd.

We have audited the accompanying balance sheets of Metalink, Ltd ("the Company") as of December 31, 2013 and 2012 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 17, 2014

METALINK LTD.

BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$4,801	$5,378
Other receivables	5	26
Prepaid expenses	1	2
Inventories (Note 3)	112	112
Total current assets	4,919	5,518

Property and equipment, net (Note 4)	2	5
Total assets	$4,921	$5,523

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$-	$1
Other payables and accrued expenses (Note 9)	284	310
Total current liabilities	284	311

Shareholders' equity
Ordinary shares of NIS 1 par value (5,000,000 shares authorized, 2,780,707 shares issued and 2,690,857 shares outstanding as of December 31, 2013 and December 31, 2012)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,379)	(143,804)
	14,522	15,097
Treasury stock, at cost: 89,850 as of
December 31, 2013 and December 31, 2012	(9,885)	(9,885)
Total shareholders' equity	4,637	5,212
Total liabilities and shareholders' equity	$4,921	$5,523

Uzi Rozenberg Chairman of the Board	Tzvika Shukhman CEO	Shay Evron CFO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS
(U.S. dollars in thousands except share data)

	Year ended December 31,
	2013	2012	2011

Revenues (Note 10)	$-	$1,646	$2,050

Cost of revenues (Note 10)	15	595	717

Gross profit (loss)	(15)	1,051	1,333

Sales and marketing	-	305	-
General and administrative	308	427	638
Other expenses	-	17	-

Operating profit (loss)	(323)	302	695

Financial income , net	18	36	52

Net profit (loss)	$(305)	$338	$747

Per share data-

Basic and Diluted earnings	$(0.113)	$0.126	$0.278

Shares used in computing earnings (loss) per ordinary share*:

Basic and Diluted	2,690,857	2,690,857	2,690,857

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	Outstanding	treasury	Share	paid-in	Stock	Accumulated
	Shares(*)	shares	Capital	capital	(at cost)	deficit	Total
Balance at
January 1, 2011	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,889)	$4,127

Changes during 2011:
Net income for the year	-	-	-	-	-	747	747
Balance at
December 31, 2011	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,142)	$4,874

Changes during 2012:
Net income for the year	-	-	-	-	-	338	338
Balance at
December 31, 2012	2,780,707	89,850	$790	$158,111	$(9,885)	$(143,804)	$5,212

Changes during 2013:
Dividend paid						(270)	(270)
Net loss for the year	-	-	-	-	-	(305)	(305)
Balance at
December 31, 2013	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,379)	$4,637

* The number of shares has been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousands)
Cash flows from operating activities:
Net income	$(305)	$338	$747
Adjustments to reconcile net income to net cash provided by (used in) operating activities (Appendix)	(2)	(323)	226
Net cash provided by (used in) continuing operating activities	(307)	15	973

Cash flows from investing activities:
Sale (purchase) of property and equipment	-	42	(9)
Net cash provided by (used in) investing activities	-	42	(9)

Cash flows from financing activities:
Dividend paid	(270)	-	-
Net cash used in financing activities	(270)	-	-

Increase (Decrease) in cash and cash equivalents	(577)	57	964
Cash and cash equivalents at beginning of year	5,378	5,321	4,357
Cash and cash equivalents at end of year	$4,801	$5,378	$5,321

The accompanying notes are an integral part of the financial statements

METALINK LTD.

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousands)
Adjustments to reconcile net income to net
cash provided by (used in) operating activities:

Depreciation and amortization	$3	$3	$21
Capital loss from sale of fixed assets	-	17	-
Increase (decrease) in accrued severance pay, net	-	(290)	15

Changes in assets and liabilities:

Decrease (increase) in assets:
Trade accounts receivable	-	39	53
Other receivables and prepaid expenses	22	(16)	328
Inventories	-	140	(40)
Increase (decrease) in liabilities:
Trade accounts payable	(1)	(29)	(72)
Other payables and accrued expenses	(26)	(187)	(79)

	$(2)	$(323)	$226

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

The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2013 and December 31, 2012 no amounts for doubtful accounts were required.

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

The Company applies ASC 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profits (loss) for the years ended December 31, 2013, 2012 and 2011 includes $0 of compensation expenses related to the Company’s share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2013, 2012 and 2011:

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Stock-based compensation (Cont.)

	2 0 1 3	2 0 1 2	2 0 1 1

Risk-free interest rate	0.58%	0.84%	none
Expected life (in years)	2	4	none
Expected volatility	39.56%	48.37%	none
Expected dividend yield	None	None	none

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

J.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services

The Company applies ASC 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2013, 2012 and 2011 were not material.

K.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)
As of December 31, 2013, the Company had cash and cash equivalents that totaled to $4,801 all of which are deposited in a major Israeli financial institution. As of December 31, 2012, the Company had cash and cash equivalents that totaled to $5,378 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

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

NOTE 3     -   INVENTORIES

Comprised as follows:

	December 31,
	2 0 1 3	2 0 1 2
	(in thousands)

Finished products	$112	$112
	$112	$112

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4     -   PROPERTY AND EQUIPMENT

Comprised as follows:

	December 31,
	2 0 1 3	2 0 1 2
	(in thousands)
Cost:
Computers and equipment	$19	$19
Furniture and fixtures	3	3
	$22	$22
Accumulated depreciation and amortization:
Computers and equipment	$17	$14
Furniture and fixtures	3	3
Vehicles	-	-
	$20	$17
Property and equipment, net	$2	$5

NOTE 5     -   ACCRUED SEVERANCE PAY, NET

The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. Starting January 1, 2012 the Company does not employ any employees.

The severance pay expenses for the years ended December 31, 2013, 2012 and 2011 were $0, $0, and $15, respectively.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6     -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(i)
The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate range of 3% to 4.5%. The total amount of grants received, net of royalties paid, as of December 31, 2013 was $28,561.

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

Royalty expenses to the Government of Israel for the years ended December 31, 2013, 2012 and 2011 were $0, $53 and $48, respectively.

(ii)
The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2013, 2012 and 2011 were $0.

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

Prosecutor's declaration was submitted in December 2011. The Company filed its declaration of first testimony in July 2012.
An evidentiary hearing is scheduled for November 16, 2014. Due to the early stage of prior to the evidence procedure, the Company cannot estimate the chances of succeeding to annul the claim.

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

Until this day, the disagreement has yet resolved. Due to the early stage and the issue of the disagreement, the Company cannot estimate the chances of succeeding to annul the funds claim.

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

In February 2010, the Company has implemented a one-for-ten reverse stock split of its outstanding ordinary shares. Pursuant to this reverse stock split, each ten (10) shares of common stock of the Company’s issued and outstanding shares as of the date following the reverse stock split was converted into one (1) share of the Company’s common stock.  All shares referred to in these financial statements are presented after giving effect to the reverse stock split.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7     -   SHARE CAPITAL (Cont.)

B.	Stock Options

(i)	Under the Company's six Stock Option Plans (the "Plans"), up to 10,142,433 options approved to be granted to employees and directors of the Company.

(ii)	Pursuant to the Plans, as of December 31, 2013, no options of the Company are available for future grants.

(iii)	The options granted generally vest over periods of up to 3 years from the date of the grant. The options granted subsequent to 2005 expire after 4 years.

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

A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2013, 2012 and 2011 and changes during the years then ended are as follows:

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7     -   SHARE CAPITAL (Cont.)

B.	Stock Options (Cont.)

	December 31, 2013		December 31, 2012		December 31, 2011
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at
beginning of year	112,500	-	-	-	2,165	0.3
Granted during year	-	-	112,500	-	-	-
Forfeited during year	-	-	-	-	(2,165)	0.3
Exercised during year	-	-	-	-	-	-

Outstanding at end of year	112,500	1.5	112,500	1.5	-	-

Options exercisable at end
of year	112,500	1.5	62,500	1.5	-	-

Weighted average fair
value of options & RSU granted
during year	-		$0.14		-

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8     -   TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	“Approved Enterprise”

The Company has been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2013, the period of benefits had not yet commenced.

Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 25% in 2012 (regular "Company Tax"). The regular Company Tax rate in 2013 and thereafter - 26.5%.

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

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousands)
Net profit (loss) as reported in the
statements of operations	$(305)	$338	$747
Statutory tax rate	25%	25%	24%
Income Tax under statutory tax rate	$(76)	$84	$179

Less full valuation allowance	-	(84)	(179)

Actual income tax	$-	$-	$-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8     -   TAXES ON INCOME (Cont.)

C.	Deferred Taxes

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

Tax loss carry forwards of the Company are $189 million (NIS 721 million) for December 2011, $193 million (NIS 720 million) for December 2012 and expected to be $206 million (NIS 722 million) for December 2013. This loss is unlimited in duration, denominated in nominal NIS.

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2007.

NOTE 9     -   SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

Comprised as follows:

	December 31,
	2 0 1 3	2 0 1 2
	(in thousands)

Payroll and related amounts	$21	$21
Accrued expenses	263	263
Royalties to the Government of Israel	-	26
	$284	$310

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10     -  SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousands)
Revenues:
Israel	-	-	$222
Taiwan	-	$1,594	$1,828
Other foreign countries	-	$52	-
	$-	$1,646	$2,050

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousands)
Long-lived assets:
Israel	$2	$5	$67
	$2	$5	$67

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -     SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Customer A	0%	97%	89%
Customer B	0%	0%	11%
Customer C	0%	3%	0%

(*) Less than 10%.

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousands)

Materials and production expenses	$-	$506	$623
Other manufacturing costs	15	36	46
	15	542	669
Royalties to the Government of Israel	-	53	48
	$15	$595	$717

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -     RELATED PARTIES

A.	Payroll and related amounts to related parties in 2013, 2012 and 2011 were $100, $100 and $147, respectively.

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
Date: April 17, 2014