Form 20-F
period 2014-12-31
METALINK LTD
filed 2015-04-22
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014):

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

☒ Yes   ☐  No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “Metalink”, or the “Company” are to Metalink Ltd.;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

•	“Lantiq” are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.; and

•	“Lantiq Transaction” are to the sale of our of our WLAN business to Lantiq on February 15, 2010 pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among us and Lantiq.

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

i

Exchange Rate

On December 31, 2014, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.889 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

☐	statement of income data for the years ended December 31, 2012, 2013 and 2014; and

☐	balance sheet data as of December 31, 2013 and 2014.

The following selected data is derived from our audited financial statements that are not included in this annual report:

☐	statement of income data for the years ended December 31, 2010 and 2011; and

☐	balance sheet data as of December 31, 2010, 2011 and 2012.

You should read the selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

On February 15, 2010, we completed the sale of our WLAN business to Lantiq. As a result of this transaction, the results of operations of the WLAN business are reported as discontinued operations and the results from continuing operations no longer include revenues and expenses directly attributable to the WLAN business. Similarly, assets and liabilities relating to the WLAN business are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our financial statements for prior periods have been reclassified to reflect these changes. See Note 1 to our financial statements included in this annual report.

	Year Ended December 31,*
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$813	$2,050	$1,646	$0	$34
Cost of revenues:
Costs and expenses	97	669	542	15	21
Royalties to the Government of Israel	12	48	53	-	2

Total cost of revenues	109	717	595	15	23

Gross profit	704	1,333	1,051	(15)	11

Operating expenses:
Sales and marketing	-	-	305	-	3
General and administrative	1,163	638	427	308	272
Other expenses	-	-	17	-	-

Total operating expenses	1,163	638	749	308	275
Operating profit (loss)	(459)	695	302	(323)	(264)
Financial income (expenses), net:	438	52	36	18	-
Net profit (loss) from continuing operation	$(21)	$747	$338	$(305)	$(264)
Discontinued operation:

Operating loss from discontinued operation	(107)	-	-	-	-
Capital gain from sale of discontinued operation	6,907	-	-	-	-
Net profit (loss) from discontinued operation	$6,800	-	-	-	-
Net profit (loss)	$6,779	$747	$338	$(305)	$(264)
Per share data:

Basic and diluted earnings (loss) from continuing operation	$(0.01)	$0.28	$0.13	$(0.11)	$(0.10)
Basic and diluted earnings (loss) from discontinued operation	$2.45	-	-	-	-
Basic and diluted earnings (loss)	$2.44	$0.28	$0.13	$(0.11)	$(0.10)
Shares used in computing loss per ordinary share:
Basic and diluted	2,690,857	2,690,857	2,690,857	2,690,857	2,690,857

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

	As of December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,357	$5,321	$5,378	$4,801	$4,537
Short-term investments	-	-	-	-	-
Working capital	4,323	4,807	5,207	4,636	4,373
Total assets	5,080	5,691	5,523	4,921	4,739
Shareholders’ equity	4,127	4,874	5,212	4,637	4,373

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

We currently do not engage in any business.

We sold our WLAN business to Lantiq in February 2010. Since then, we conducted only limited business activities related to our DSL business, which, since March 2015, we no longer conduct. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $0.3 million and $0.7 million for the years ended December 31, 2012 and 2011, respectively, we incurred a loss from continuing operations of approximately $0.3 million for each of the years ended December 31, 2014 and 2013. Even if we are able to regain and sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2014, was approximately $144.6 million. This is likely to have an adverse impact on the value of our stock.

We are not likely to generate any more revenues from our DSL business.

In early 2008, we issued an “end-of-life” notice to our customers, according to which we discontinued the production of the majority of our DSL components. In March 2015, we completed the delivery of certain of our DSL products to a cusomter and received approximately $450,000, which we expect to recognize in the first quarter of 2015. This order marks the last order that we will receive for our DSL products.

Products sold by us may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that WLAN and DSL products sold by us in the past, including products sold under our prior DSL activities, have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them.  In such event, we may also be exposed to an indemnity claim by Lantiq in accordance with the asset purchase agreement between us and Lantiq.

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

Rule 3a51-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 of the Exchange Act generally requires:

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

As of  April 1, 2015, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, beneficially owned an aggregate of 1,068,525 ordinary shares representing 39.71% of our outstanding shares. Mr. Rozenberg is also the Chairman of our Board of Directors.  As a result, if these shareholders vote together, they could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote, including mergers. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

In addition, if these shareholders sell substantial amounts of our ordinary shares, or if the perception exists that they may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption  “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2014. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2013. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits.  U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and some of its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including, most recently, during the summer of 2014, when Israel was engaged in armed conflicts with Hamas. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world and negotiations between Israel and representatives of the Palestinian Authority in an effort to resolve the state of conflict have been sporadic and have failed to result in peace. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may adversely affect Israel and us. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of our remaining DSL business could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

In addition, as more fully described in Item 8-A-"Legal Proceedings," in August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $242,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

ITEM 4.             INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel.  Our principal executive offices are located at Derech Menachem Begin 23, Tel Aviv, Israel.  Our telephone number is 972-3-7111690.

From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers.  We shipped our first chipset in the fourth quarter of 1994.  From that time until February 2010, we focused on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In February 2010, we sold our wireless local area network (WLAN) business to Lantiq. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

Recent Major Business Developments

Below is a summary of the major business developments in Metalink since January 1, 2014:

During 2014, we received one order for our DSL products, which was completed in March 2015. This order marks the last order that we will receive for our DSL products, which were the subject of an "end of life" notice we issued already in early 2008. In light of this and as part of our ongoing efforts to reduce expenses, Mr. Tzvi Shukhman, our former CEO, stepped down from his position effective March 31, 2015. As of that date Mr. Shay Evron, our CFO, also serves as our Acting CEO.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2014, 2013 and 2012.

During 2012, 2013 and 2014, we did not make any significant divestitures.

B.	Business Overview

Overview

We sold our WLAN business to Lantiq in February 2010. Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

We previously marketed and sold DSL chipsets used by manufacturers of telecommunications equipment. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received a payment of approximately $450,000, which we expect to be recognized in the first quarter of 2015. This order marks the last order that we will receive for our DSL products, which were the subject of an "end of life" notice that we issued in early 2008.

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

VDSL.  VDSL technology defines very high transmission rates over a single copper wire pair.  This includes symmetric transmission at a rate of up to 100 Mbps.  This unit is connected by copper wire to multiple subscribers located in large complexes, such as large residential complexes, hotels and campuses.  The unit multiplexes the bandwidth of tens to hundreds of subscribers onto a single fiber that carries the information to the central office.  VDSL technology has been standardized by the American National Standards Institute, or ANSI, and the ITU.  In 2003 the standards working group in the ANSI developed an American National Standard for VDSL using Multi Carrier Modulation (DMT) and a Committee T1 Technical Requirement (TRQ) document for VDSL using Single Carrier Modulation (QAM).  In 2004, the ITU has reached agreement on a new global standard that specifies the application of the two main technologies used for encoding signals for DSL - Discrete Multi Tone (DMT) technology and Quadrature Amplitude Modulation (QAM) - to VDSL (Very high-speed Digital Subscriber Line) technology.  In May 2005 the ITU has ratified a VDSL2 standard based on the existing ADSL2 and VDSL standards that specify DMT modulation only. Our VDSL chipsets were based on QAM.

In early 2008, we issued  “end of life” notices to our DSL customers regarding most of our DSL products and we are not currently engaged in development of any DSL chipsets.

Customers

Our target customers for the DSL products, primarily telecommunications equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunications service providers.  Since we commenced operations in 1993, we have shipped over fifteen million of our DSL chips to our customers or OEM partners, including ADC, Alcatel, ECI Telecom, Marconi, Motorola Wireline Networks, Primeteck, RAD, Schmid, Tellion, Tellabs and others. These chips are used in telecommunications equipment deployed worldwide by telecommunications service providers. We do not have purchase contracts with any of our customers that obligate them to purchase our chipsets.

At the beginning of 2008, we provided our customers an “end-of-life” announcement, according to which we discontinued the production of most of our DSL components. In 2014 we sold an immaterial amount of DSL chips. In the beginning of 2015 we shipped our last purchase order of DSL chips and we do not expect to receive any more orders in the future for our DSL chips.

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

The following is a summary of revenues by geographic area based on the location of the customers.

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4
	(in thousands)
Revenues:
Taiwan	$1,594	-	$34
Other foreign countries	52	-	-
	$1,646	$-	$-

Sales and Marketing

All of the products we sold during the year ended December 31, 2014, were sold to one customer. During the year ended December 31, 2013, we did not sell any of our products. For the year ended December 31, 2012 one customer accounted for 97% of our revenues.

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

We subcontract our semiconductor wafer manufacturing, packaging and testing to semiconductor manufacturing companies in Taiwan. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us.  All of the fabrication, assembly and test facilities are ISO 9002/QS9000/SAC certified, or have a roadmap to comply with the above standards.  Most of our chipsets are not manufactured by more than one contractor.  In the event that one of our contractors notifies us that it intends to cease manufacturing a chip or that it is temporarily unable to manufacture a chip, we may not have an adequate opportunity to order sufficient quantities of the affected chip to prevent shipments to customers from being adversely affected while we qualify a new manufacturer.

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

The countries of the European Union, as a single end market for our products, accounted for approximately 100% and 97% of our revenues in 2014 and 2012, respectively. In 2013, we did not generate any revenues. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

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

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2014 and related notes for the year then ended included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Overview

General

We sold our WLAN business to Lantiq in February 2010. Since then, we conducted only limited business activities related to our DSL business. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

Revenues in 2014 were $34,000, compared with no revenues in 2013. The increase was due to a single purchase order we received during 2014.

Operating loss for 2014 was $264,000, compared to an operating loss of $323,000 in 2013. This decrease was mainly due to the increase in revenues and decline of our operating expenses.

As of December 31, 2014 we had $4.5 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2015 Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we expect to recognize in the first quarter of 2015. This order marks the last order that we will receive for DSL products, which were the subject of an "end of life" notice that we issued in early 2008. As a result, except for this order, we do not expect to generate any revenues in 2015 and beyond.

           Plan of Operations.  Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation. There is no assurance that any of these alternatives will be pursued or, if one is pursued, what the timing thereof would be or the terms on which it would occur.

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

General

The following discussion of our results of operations for the years ended December 31, 2014, 2013 and 2012, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2012	2013	2014

Revenues	100%	0%	100%
Cost of revenues:
Costs and expenses	33	-	61
Royalties to the Government of Israel	3	-	6
Total Cost of revenues	36	-	67
Gross profit	64	-	33
Operating expenses:
Sales and marketing	18	-	9
General and administrative	26	-	800
Other expenses	1	-	-
Total operating expenses	45	-	809
Operating profit (loss)	19	-	(776)
Financial income, net	2	-	-
Net profit (loss) from continuing operation	21%	0%	(776)%

Revenues.  Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in U.S. dollars.  Consequently, we use the dollar as our functional currency. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - Revenue Recognition” above.

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

Derivatives.  Derivative expenses derived from our CEO's consulting agreement effective as of January 1, 2012, related to the Company’s equity-based compensation awards for each of the years ended December 2014, 2013 and 2012 were not material.

Financial Income, Net. In 2014, we had no financial income or expense. In 2013 and 2012, financial income, net was primarily attributable to interest income and balance annulments.

Taxes.  Israeli companies are generally subject to corporate tax at the rate of 25% for the 2012 and 2013 tax years, and 26.5% for the year 2014 and thereafter.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues.  There were revenues of $0.034 million in 2014, compared with no revenues in 2013. This increase was due to a single order of our products in 2014 compared to no sales of our products in 2013.

Cost of Revenues. Cost of revenues was $0.023 million in 2014, an increase of $0.008 million compared with cost of revenues of $0.015 million in 2013. This increase was attributable to the increase in revenues. Cost of revenues as a percentage of revenues in 2014 was 67%.

Operating Expenses.  Operating expenses were $0.275 million in 2014, a decrease of $0.033 million compared with $0.308 million in 2013. This decrease was due to the reduction of our operations, which resulted in a reduction of our operating costs.

Derivatives.  Derivative expenses related to the Company’s equity-based compensation awards for the year ended December 31, 2014 was $0 and for the year ended December 31, 2013 were not material.

Financial Income, net. Financial income, net was $0 in 2014, compared with financial income, net of $18,000 in 2013. This decrease was primarily due to reduced interest income and other immaterial costs, which reduced the net income to $0.

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

Cost of Revenues. Cost of revenues was $0.015 million in 2013, a decrease of $0.58 million compared with cost of revenues of $0.59 million in 2012. This decrease was attributable to the decrease in revenues. Cost of revenues as a percentage of revenues in 2012 was 36%.

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

Financial Income, net. Financial income, net was $18,000 in 2013, compared with financial income, net of $36,000 in 2012. This decrease was primarily due to reduced interest income.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
New Israeli Shekel (NIS)	(7.1)%	7.4%	(2.3)%	(7.6)%	12.0%
Euro	6.5%	3.3%	(1.7)%	(4.3)%	13.4%

Israeli Consumer Price Index	2.7%	0.6%	1.6%	1.8%	(0.2)%

A revaluation of the NIS in relation to the dollar, as was the case in 2010 and 2012-2013, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2011 and 2014, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2010-2014, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 26.5% for the 2014 tax year and thereafter. In 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year.  The period of tax benefits with respect to our approved enterprise has not yet commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing and of our accumulated tax loss carry-forwards (which totaled approximately $206 million at December 31, 2013), our losses in the year 2014 and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2014 tax year.

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

We paid or accrued to the Chief Scientist $53,000 for 2012, $0 for 2013 and $2,000 for 2014. See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents of $4.5 million, $4.8 million and $5.4 million as of December 31, 2014, 2013 and 2012, respectively. As of each of those dates we did not have any short-term or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the Chief Scientist (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2014, 2013 and 2012. We are required to pay royalties to the Government of Israel on proceeds from the sale of our products and related services that incorporate know-how developed with grants from the Chief Scientist, up to the amount of 100-150% of the grants received plus interest at LIBOR rate (in dollar terms). See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2014, 2013 and 2012.

Net cash used in operating activities was $264,000 and $307,000 for the years ended December 31, 2014 and 2013, respectively. Net cash provided by operating activities was $15,000 for the year ended December 31, 2012.

There was no cash provided by or used in investing activities for each of the years ended December 31, 2014 and 2013. Net cash provided by investing activities was $42,000 for the year ended December 31, 2012. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

There was no cash used in financing activities for each of the years ended December 31, 2014 and 2012. Net cash used in financing activities for the year ended December 31, 2013 was $270,000 due to a dividend distribution.

Outlook

In the past several years, we continued to perform cost reduction activities in order to improve our financial condition. As part of our ongoing efforts to reduce expenses, Mr. Tzvi Shukhman, our former CEO, stepped down from his position effective March 31, 2015.

In light of the aforesaid, as well as other factors, such as our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least April 2016.

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

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases:

•
the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest);

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

See Item 5A – "Operating Results – Overview – 2015 Outlook."

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

F.	Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2014.

ITEM 6              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Uzi Rozenberg	55	Chairman of the Board of Directors
Tzvi Shukhman	54	Director
Efi Shenhar*	57	Director
Orly Etzion*	53	External Director
Yehuda Haiman*	57	External Director
Shay Evron	43	Chief Financial Officer, Acting Chief Executive Officer

* Member of the Audit Committee.

Uzi Rozenberg, a co-founder of our company, has served as a director from our inception in 1992 until 1997 and from August 1999 to the present, and as Chairman of our Board of Directors since December 2007.  Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since February 1987.  Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

Tzvi Shukhman, a co-founder of our company has served as a director from our inception in 1992. He also served as our Chief Executive Officer from our inception in 1992 until March 2015, and served as the Chairman of the Board of Directors from our inception until December 2007. Prior to May 1999, Mr. Shukhman also served as our President.  From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications and ECI Telecom. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications.  Mr. Shukhman has a B.Sc. and M.Sc. degrees from the Technion-Israel Institute of Technology.

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

Shay Evron was appointed as our co-Chief Financial Officer in June 2011, as part of the Company's engagement with an affiliate of Fahn Kanne-Grant Thornton Israel  to provide CFO and other financial and accounting services to the Company.  Effective July 2011, Mr. Evron has served as our sole CFO, and effective March 2015 Mr. Evron has served as our Acting Chief Executive Officer.

Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the directors and executive officers named above.

B.	Compensation

General

The aggregate remuneration we paid for the year ended December 31, 2014 to our directors and executive officers (six persons during 2014), was approximately $134,000 in salaries, fees, commissions and bonuses (excluding our CFO, who is hired through an external CPA firm that provides services to Metalink). There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors. External directors receive fixed compensation for their service on the board of directors or any committee of the board of directors of NIS 42,600 (equivalent to approximately $10,950) on an annual basis, and in addition, receive compensation for their participation in any board of directors or committee meetings of NIS 2,200 per meeting attended (equivalent to approximately $565). No directors have arrangements to receive benefits upon termination of employment.

See Item 6.C "Board Practices – Management and Director Service Contracts" for information regarding our consulting contracts with Mr. Tzvi Shukhman, our director and former CEO.

Compensation of Executive Officers

We only had two executive officers during 2014, both of whom were engaged through a consultancy arrangement (with them directly or with the firm they work with). The table below reflects the compensation granted to them during or with respect to the year ended December 31, 2014. We refer to these individuals for whom disclosure is provided herein as our “Covered Executives.”

All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2014.

Name and Principal Position (1)	Consultancy Fees ($)	Bonus ($) (2)	Total ($)
Tzvi Shukhman, Former CEO and Director (3)	100,000	3,358	103,358
Shay Evron, CFO and Acting CEO (4)	53,707	N/A	53,707
____________________

(1)	Neither of our Covered Executives is engaged on a full-time (100%) basis.

(2)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective arrangements.

(3)
For additional details, see the Consultancy Agreement by and between Mr. Shukhman and the Company, a copy of which was filed as Exhibit 4.17 to our Annual Report on Form 20-F filed with the SEC on April 30, 2012. Effective as of March 31, 2015, Mr. Shukhman resigned from his position as CEO.

(4)
Paid to Fahn Kanne Consulting Ltd. a subsidiary of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd. (Grant Thornton International), as part of CFO, bookkeeping and administration services, provided to us. Effective as of March 31, 2015, Mr. Evron serves as our Acting CEO.

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

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our external directors are Orly Etzion, who was re-elected to a three-year term in December 2012, and Yehuda Haiman, who was re-elected to a three-year term in December 2014. We have determined that Ms. Etzion has the requisite “accounting and financial expertise” and that Mr. Haiman has the requisite “professional qualifications”.

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

Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights or the external director proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Independent Directors

While we are no longer subject to the NASDAQ Listing Rules, which require that a majority of our board of directors qualify as independent directors within the meaning of such rules, our board of directors has determined that all of our directors, except for Mr. Shukhman, our former Chief Executive Officer, would qualify as “independent directors” within the meaning of the NASDAQ Listing Rule 5605(a)(2).

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

Our Audit Committee adopted a written charter specifying the committee's duties and responsibilities, which include, among other:

•	Overseeing financial and operational matters involving accounting, corporate finance, internal and independent auditing, internal control over financial reporting, compliance and business ethics; and

•	Authority to oversee the Company’s independent registered public accounting firm and recommend to our shareholders to appoint or remove them.

Our Audit Committee consists of Efi Shenhar, Orly Etzion and Yehuda Haiman. Our board of directors has determined that Ms. Etzion qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

Our Audit Committee meets at least once a year, with additional special meetings scheduled when required.

Compensation Committee

Under the Companies Law, our board of directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the external directors, whose other members must satisfy certain independence standards under the Companies Law, and the chairman of which is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to review, from time to time, modifications to the compensation policy and examine its implementation; to approve the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. Our compensation committee consists of the same members as the Audit Committee.

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

Approval of Office Holder Compensation

Under the Companies Law, every Israeli public company was required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than January 2014. The shareholder approval requires a majority of the votes cast by shareholders, provided that either (i) the shares voted in favor of the resolution include at least a majority of the shares voted by shareholders who are not controlling shareholders and do not have a "personal interest" in such matter or (ii) the total number of shares voted against such matter by said group of disinterested shareholders does not exceed two percent of the voting rights in the company. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. To date, we have not sought shareholder approval for any compensation policy primarily because we believe that we are exempt from such requirement.

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

Management and Director Service Contracts

 We receive chief executive officer and chief financial officer services from an affiliate of Fahn Kanne-Grant Thornton Israel as part of our engagement with Fahn Kanne-Grant Thornton Israel to provide us with these and other financial and accounting services.

At our annual general meeting of shareholders held on January 16, 2012, our shareholders approved a termination agreement and a consulting agreement with Mr. Shukhman, whereby his employment with us was terminated but he continued to serve as our CEO as an independent contractor by way of the consulting agreement until his resignation effective March 31, 2015, as part of our cost-reduction activities.

The key terms of Mr. Shukhman's consulting agreement are as follows: (i) starting January 1, 2012, Mr. Shukhman began providing us with consulting services that generally consist of his service as CEO of the Company ("CEO Services") and the provision of consulting services in relation to our DSL business ("DSL Services"); (ii) in consideration for his CEO Services, which he undertook to commit approximately 100 hours per quarter, Mr. Shukhman is entitled to a monthly fee of $8,333, payable until the 30th business day following the end of each month of service; notwithstanding the foregoing, if the parties agree to reduce the scope of the consulting services such that they shall not include the CEO Services but only DSL Services, then Mr. Shukhman shall not be entitled to said monthly fee; (iii) in consideration for his DSL Services, Mr. Shukhman is entitled, for each fiscal quarter during the term of the Consulting Agreement, to a quarterly bonus equal to 29% of our gross profit on our DSL business payable within 10 business days following the publication of our unaudited financial statements for the applicable fiscal quarter (to the extent that the agreement expires during any fiscal quarter, he will receive a pro rata amount out of the bonus for that quarter, if any); in addition, he will be entitled to 50% of such bonuses for six (6) months following the termination of the consulting agreement by us, solely with respect to any invoice that was issued with respect to DSL products during the said six (6) months period; (iv) Mr. Shukhman received a one-time grant of options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (a) exercise price equal to $1.50 per share; (b) the options that vested in 24 equal monthly installments starting January 1, 2012, and are now fully vested; (c) the vesting of all options is fully accelerated in a change of control transaction or if we terminate the consulting agreement for no cause; and (d) all other terms and conditions in connection with the above options shall be as set forth in our stock option plan; (v) the consulting agreement will continue until terminated, among others, by either party upon 90 day prior written notice; and (vi) Mr. Shukhman agreed to a non-compete and non-solicitation undertaking for 12 months following termination. See also Item 6.B. "Compensation - Compensation of Executive Officers" above.

Except as set forth above, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

D.	Employees

In 2011, we had one part-time employee and, as of January 2012, we do not have any employees. Rather, all of our personnel are composed of the Acting Chief Executive Officer and the Chief Financial Officer, who is engaged through a consulting arrangement. The overall reduction in our workforce to 0 employees starting from 2012 was due primarily to the Lantiq Transaction and the hiring of each of our then - Chief Executive Officer and the Chief Financial Officer through a consultancy arrangement.

E.	Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2015.  The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2015 (excluding 89,850 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	690,990	25.68%
Uzi Rozenberg	477,535	17.75%
Orly Etzion	-	-
Efi Shenhar	-	-
Yehuda Haiman	-	-
Shay Evron	-	-

Directors and Officers as a group (consisting of 6 persons)	1,168,525	43.43%
_______________________
*	Less than 1%.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2015.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2015, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)
Includes options exercisable into 100,000 ordinary shares as of April 1, 2015, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

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

In 2012, a total of 112,500 options were granted to Mr. Tzvi Shukhman and Mr. Hudi Zak. In 2013 and 2014, we did not grant any options to purchase ordinary shares. As of April 1, 2015, options to purchase 112,500 ordinary shares, at exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021.

For information regarding options granted to our former CEO, Mr. Shukhman, in January 2012, within the framework of his consulting agreement, see Item 6.C "Board Practices – Management and Director Services". Other than the options granted to our former CEO and to our former Director, Mr. Zack, we do not have any outstanding options.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2015 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	690,990	25.68%
Daniel Magen(4)	670,000	24.90%
Uzi Rozenberg(5)	477,535	17.75%

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

(2)	The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2015 (excluding 89,850 treasury shares).

(3)
Includes options exercisable into 100,000 ordinary shares as of April 1, 2015, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

(4)
The record holder of the 670,000 shares is Top Alpha Capital s.m. LTD. ("Top Alpha"), an Israeli company wholly owned by Mr. Magen. Based on a Schedule 13D filed by Mr. Magen and Top Alpha with the SEC on January 28, 2015.

(5)	The record holder of 100,000 shares out of the 477,535 is U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

In May 2013, Daniel Magen, through his ownership of Top Alpha, purchased 271,600 of our ordinary shares, which constituted approximately 7.13% of our outstanding shares at that time. Since that time Mr. Magen, through his ownership of Top Alpha, has purchased an additional 398,400 of our ordinary shares, and now beneficially owns 670,000 of our ordinary shares, which constitutes approximately 24.9% of our outstanding shares.

Record Holders

As of April 20, 2015, we had 14 shareholders of record, of whom 11 were registered with addresses outside of Israel, representing approximately 68% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. depository, CEDE & Co., which held approximately 67% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

For information regarding our consulting agreement with Tzvi Shukhman, our director and former CEO, see Item 6.C "Board Practices – Management and Director Services."

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2010,  a former employee filed a claim against us and Lantiq in the Tel Aviv District Labor Court (the "Court") for approximately NIS 370,000 (approximately $100,000) for certain rights with respect to termination of employment in connection with the Lantiq transaction. In October 2010, we and Lantiq filed a statement of defense and, in May 2011, a pretrial was conducted. The plaintiff filed statements in December 2011, and we and Lantiq filed our statements in July 2012. In July 2014, we reached and signed a settlement agreement according to which we will pay the former employee a sum of $24,000. We have already made a provision for this amount and do not expect to recognize any further expenses resulting from the settlement.

In August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 940,000 (approximately $242,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the Chief Scientist to withdraw it. In February 2012, the Chief Scientist rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the Chief Scientist has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

ITEM 9.             THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth the high and low closing prices for our ordinary shares on the NASDAQ Capital Market (through April 20, 2011), and, starting April 21, 2011, on the OTC Markets, for the periods indicated. The prices have been adjusted to retroactively reflect the one-for-ten reverse split of our ordinary shares we effected on February 22, 2010:

FIVE MOST RECENT YEARS	High	Low
2010	$1.97	$0.71
2011	$1.08	$0.40
2012	$1.08	$0.51
2013	$1.21	$0.70
2014	$1.35	$0.90

QUARTERLY HIGH AND LOW SALE PRICES FOR TWO MOST RECENT YEARS AND ANY SUBSEQUENT PERIOD
First Quarter 2013	$1.05	$0.81
Second Quarter 2013	$1.01	$0.70
Third Quarter 2013	$1.03	$0.84
Fourth Quarter 2013	$1.21	$0.99
First Quarter 2014	$1.34	$0.90
Second Quarter 2014	$1.35	$1.02
Third Quarter 2014	$1.19	$1.02
Fourth Quarter 2014	$1.10	$0.95
First Quarter 2015	$1.00	$0.70

MOST RECENT SIX MONTHS
October 2014	$1.08	$0.97
November 2014	$1.10	$0.95
December 2014	$1.05	$0.95
January 2015	$1.00	$0.70
February 2015	$1.00	$0.93
March 2015	$1.00	$0.74

On April 20, 2015, the last reported sale price of our ordinary shares on the OTCBB was $0.80 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 33.3% of the outstanding voting shares, unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

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

None

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

As of January 1, 2015, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

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

For additional qualitative disclosure, see Item 5 – “Impact of Inflation and Foreign Currency Fluctuations“.

Interest Rate Risk

Historically, our exposure to market risk with respect to changes in interest rates related primarily to our short- and long-term investments and borrowings. At present we do not have any short- and long-term investments and borrowings.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2014. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2014 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees.   Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $21,000 for 2014 and $24,000 for 2013 audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees.       Our principal accountant billed us aggregate annual amounts of approximately $3,000 for 2014 and $4,000 for 2013 for services relating to tax compliance, tax advice and tax planning.

All Other Fees.   For 2014 and 2013, our principal accountant did not bill us for other services.

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

Our financial statements and related auditor’s report for the year ended December 31, 2014 are enclosed as part of this annual report.

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

4.4*
Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8	List of Subsidiaries.

11*	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).

12	Certification by CEO and CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Brightman Almagor Zohar & Co., independent auditors.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
_________________
* Incorporated by reference.

METALINK LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

METALINK LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Metalink Ltd.

We have audited the accompanying balance sheets of Metalink, Ltd ("the Company") as of December 31, 2014 and 2013 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 21, 2015

METALINK LTD.

BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$4,537	$4,801
Other receivables	17	5
Prepaid expenses	9	1
Inventories (Note 3)	176	112
Total current assets	4,739	4,919

Property and equipment, net (Note 4)	-	2
Total assets	$4,739	$4,921

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses (Note 9)	$366	$284
Total current liabilities	366	284

Shareholders' equity
Ordinary shares of NIS 1 par value (5,000,000 shares authorized, 2,780,707 shares issued and 2,690,857 shares outstanding as of December 31, 2014 and December 31, 2013)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,643)	(144,379)
	14,258	14,522

Treasury stock, at cost: 89,850 shares as of December 31, 2014 and December 31, 2013	(9,885)	(9,885)
Total shareholders' equity	4,373	4,637
Total liabilities and shareholders' equity	$4,739	$4,921

Uzi Rozenberg Chairman of the Board	Shay Evron CFO & Acting CEO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS
(U.S. dollars in thousands except share data)

	Year ended December 31,
	2014	2013	2012

Revenues (Note 10)	$34	$-	$1,646
Cost of revenues (Note 10)	23	15	595

Gross profit (loss)	11	(15)	1,051

Sales and marketing	3	-	305
General and administrative	272	308	427
Other expenses	-	-	17

Operating profit (loss)	(264)	(323)	302
Financial income , net	-	18	36
Net profit (loss)	$(264)	$(305)	$338

Per share data-

Basic and Diluted earnings (loss)	$(0.098)	$(0.113)	$0.126

Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	2,690,857	2,690,857	2,690,857

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	Outstanding	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	deficit	Total
Balance at
January 1, 2012	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,142)	$4,874

Changes during 2012:
Net income for the year	-	-	-	-	-	338	338
Balance at
December 31, 2012	2,780,707	89,850	$790	$158,111	$(9,885)	$(143,804)	$5,212

Changes during 2013:
Dividend paid						(270)	(270)
Net loss for the year	-	-	-	-	-	(305)	(305)
Balance at
December 31, 2013	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,379)	$4,637

Changes during 2014:
Net loss for the year	-	-	-	-	-	(264)	(264)
Balance at
December 31, 2014	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,643)	$4,373

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	(in thousands)

Cash flows from operating activities:
Net income	$(264)	$(305)	$338
Adjustments to reconcile net income to net cash used in operating activities (Appendix)	-	(2)	(323)
Net cash provided by (used in) continuing operating activities	(264)	(307)	15

Cash flows from investing activities:
Sale of property and equipment	-	-	42
Net cash provided by investing activities	-	-	42

Cash flows from financing activities:
Dividend paid	-	(270)	-
Net cash used in financing activities	-	(270)	-

Increase (Decrease) in cash and cash equivalents	(264)	(577)	57
Cash and cash equivalents at beginning of year	4,801	5,378	5,321
Cash and cash equivalents at end of year	$4,537	$4,801	$5,378

The accompanying notes are an integral part of the financial statements

METALINK LTD.

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	(in thousands)

Adjustments to reconcile net income to net
cash provided by (used in) operating activities:

Depreciation and amortization	$2	$3	$3
Capital loss from sale of fixed assets	-	-	17
Decrease in accrued severance pay, net	-	-	(290)

Changes in operating assets and liabilities:

Decrease (increase) in assets:
Trade accounts receivable	-	-	39
Other receivables and prepaid expenses	(20)	22	(16)
Inventories	(64)	-	140
Increase (decrease) in liabilities:
Trade accounts payable	72	(1)	(29)
Other payables and accrued expenses	10	(26)	(187)

	$-	$(2)	$(323)

The accompanying notes are an integral part of the financial statements

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

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
(US dollars in thousands, except share and per share data

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

The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2014 and December 31, 2013 no amounts for doubtful accounts were required.

E.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials, components and finished products - on the moving average basis.

Work-in-process - based on actual manufacturing costs.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

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

The Company applies ASC 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profits (loss) for the years ended December 31, 2014, 2013 and 2012 includes $0 of compensation expenses related to the Company’s share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2014, 2013 and 2012:

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Stock-based compensation (Cont.)

	2 0 1 4	2 0 1 3	2 0 1 2

Risk-free interest rate	None	0.58%	0.84%
Expected life (in years)	None	2	4
Expected volatility	None	39.56%	48.37%
Expected dividend yield	None	0%	0%

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

J.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services

The Company applies ASC 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2014, 2013 and 2012 were not material.

K.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)
As of December 31, 2014, the Company had cash and cash equivalents that totaled to $4,537 all of which are deposited in a major Israeli financial institution. As of December 31, 2013, the Company had cash and cash equivalents that totaled to $4,801 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

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

NOTE 3 -	INVENTORIES

	December 31,
	2 0 1 4	2 0 1 3
	(in thousands)

Work in process	$72	$-
Finished products	$104	$112
	$176	$112

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 4 -	PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 4	2 0 1 3
	(in thousands)
Cost:
Computers and equipment	$19	$19
Furniture and fixtures	3	3
	$22	$22
Accumulated depreciation and amortization:
Computers and equipment	$19	$17
Furniture and fixtures	3	3
	$22	$20
Property and equipment, net	$-	$2

NOTE 5 -	ACCRUED SEVERANCE PAY, NET

The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. Starting January 1, 2012 the Company does not employ any employees.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data

NOTE 6 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(i)
The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate range of 3% to 4.5%. The total amount of grants received, net of royalties paid, as of December 31, 2014 was $28,561.

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

Royalty expenses to the Government of Israel for the years ended December 31, 2014, 2013 and 2012 were $2, $0 and $53, respectively.

(ii)
The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2014, 2013 and 2012 were $0.

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

During 2014 the parties reached and signed a settlement according to which the Company will pay the former employee a sum of $24. The Company has satisfying provisions in its current liabilities and it's not expecting to recognize any further expenses resulting from the settlement.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data

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
(US dollars in thousands, except share and per share data

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
(US dollars in thousands, except share and per share data

NOTE 7 -	SHARE CAPITAL (Cont.)

B.	Stock Options (Cont.)

A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2014, 2013 and 2012 and changes during the years then ended are as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at
beginning of year	112,500	-	112,500	-	-	-
Granted during year	-	-	-	-	112,500	-
Forfeited during year	-	-	-	-	-	-
Exercised during year	-	-	-	-	-	-

Outstanding at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Options exercisable at end of year	112,500	1.5	112,500	1.5	62,500	1.5

Weighted average fair value of options & RSU granted during year	-		-		$0.14

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data

NOTE 8 -	TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	“Approved Enterprise”

The Company has been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2014, the period of benefits had not yet commenced.

Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 25% in 2012 (regular "Company Tax"). The regular Company Tax rate in 2014 and thereafter - 26.5%.

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

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	(in thousands)
Net profit (loss) as reported in the statements of operations	$(264)	$(305)	$338
Statutory tax rate	26.5%	25%	25%
Income Tax under statutory tax rate	$(70)	$(76)	$84

Less full valuation allowance	-	-	(84)

Actual income tax	$-	$-	$-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data

NOTE 8 -	TAXES ON INCOME (Cont.)

C.	Deferred Taxes

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

Tax loss carry forwards of the Company are $193 million (NIS 720 million) for December 2012, $206 million (NIS 722 million) for December 2013 and expected to be $186 million (NIS 723 million) for December 2014. This loss is unlimited in duration, denominated in nominal NIS.

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2010.

NOTE 9 -	SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2 0 1 4	2 0 1 3
	(in thousands)

Payroll and related amounts	$24	$21
Accrued expenses	342	263
	$366	$284

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data

NOTE10 -	SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	(in thousands)
Revenues:
Taiwan	$34	-	$1,594
Other foreign countries	-	-	$52
	$34	$-	$1,646

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	(in thousands)
Long-lived assets:
Israel	-	$2	$5
	-	$2	$5

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data

NOTE 10 -	SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

Customer A	100%	0%	97%

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	(in thousands)

Materials and production expenses	$9	$-	$506
Other manufacturing costs	12	15	36
	21	15	542
Royalties to the Government of Israel	2	-	53
	$23	$15	$595

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data

NOTE 11 -	RELATED PARTIES

A.	Payroll and related amounts to related parties in 2014, 2013 and 2012 were $103, $100 and $100, respectively.

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

METALINK LTD.

By:	/s/ Shay Evron
Name: Shay Evron
Title: Acting Chief Executive Officer, Chief Financial Officer

Date:  April 21, 2015