Form 20-F
period 2015-12-31
METALINK LTD
filed 2016-04-21
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

c/o Fahn Kanne, Hamasger Street 32, Tel Aviv 6721118, Israel
(Address of principal executive offices)

Attn: Shay Evron, Tel: +972-77-7706770 Fax: +972-3-7111691, Hamasger Street 32, Tel Aviv 6721118, Israel
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015):

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

Exchange Rate

On December 31, 2015, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.902 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Cautionary Statement Concerning Forward-Looking Statements

 Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws with respect to our business, financial condition, prospects and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including uncertainty as to our plan of operation; uncertainty as to our ability to generate revenues and reach profitability; the fact that our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company;  changes in general economic and business conditions; changes in currency exchange rates and interest rates; as well as the other risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

☐	statement of income data for the years ended December 31, 2013, 2014 and 2015; and

☐	balance sheet data as of December 31, 2014 and 2015.

The following selected data is derived from our audited financial statements that are not included in this annual report:

☐	statement of income data for the years ended December 31, 2011 and 2012; and

☐	balance sheet data as of December 31, 2011, 2012 and 2013.

You should read the selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

	Year Ended December 31,*
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:

Revenues	$2,050	$1,646	$0	$34	$506

Cost of revenues:
Costs and expenses	669	542	15	21	202
Royalties to the Government of Israel	48	53	-	2	15

Total cost of revenues	717	595	15	23	217

Gross profit	1,333	1,051	(15)	11	289

Operating expenses:
Sales and marketing	-	305	-	3	84
General and administrative	638	427	308	272	175
Other expenses	-	17	-	-	-

Total operating expenses	638	749	308	275	259
Operating profit (loss)	695	302	(323)	(264)	30
Financial income (expenses), net:	52	36	18	-	12
Net profit (loss) from continuing operation	$747	$338	$(305)	$(264)	$42

Per share data:

Basic and diluted earnings (loss)	$0.28	$0.13	$(0.11)	$(0.10)	$0.02
Shares used in computing loss per ordinary share:
Basic and diluted	2,690,857	2,690,857	2,690,857	2,690,857	2,690,857

	As of December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,321	$5,378	$4,801	$4,537	$4,573
Short-term investments	-	-	-	-	-
Working capital	4,807	5,207	4,636	4,373	4,415
Total assets	5,691	5,523	4,921	4,739	4,584
Shareholders’ equity	4,874	5,212	4,637	4,373	4,415

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

We sold our WLAN business to Lantiq in February 2010. Since then, we conducted only limited business activities related to our DSL business, which, since March 2015, we no longer conduct. Our plan of operation since then was to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation. In particular, starting March 2014, our board of directors has instructed our management, with assistance of our legal advisors, to explore a plan to liquidate Metalink, including the scope of the cash distribution expected to be available to the shareholders and the legal steps required to implement such liquidation. As an Israeli company, liquidation of the Company would require the approval of the board of directors and of the shareholders at a special majority of at least 75% of all ordinary shares voted on the matter. As such, there is no assurance if the liquidation will occur, its timing or the amount of proceeds that will be actually distributed to the shareholders. See also below under "We have several principal shareholders".

We may not be successful in executing our plan of operations.

Since February 2010, we have not been able to identify and consummate a suitable business opportunity in accordance with our plan of operations and there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations.  While our plan of operation is to consider strategic transactions and opportunities, we have not determined to pursue any particular opportunities at this time. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a strategic transaction that will not necessarily provide us or our shareholders with significant financial benefits in the short or long term.  In the event that we will complete a business combination with an operating company, the success of our operations is likely to be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all, or that we will otherwise be successful in executing our plan of operations. In addition, if we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing because a business combination normally will involve the issuance of a significant number of additional Metalink shares and may require us to raise funds through a public or private financing. See also above under "We currently do not engage in any business" and below under "We have several principal shareholders".

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $0.04 million, $0.3 million and $0.7 million for the years ended December 31, 2015, 2012 and 2011, respectively, we incurred a loss from continuing operations of approximately $0.3 million for each of the years ended December 31, 2014 and 2013. Even if we are able to regain and sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2015, was approximately $144.6 million. This is likely to have an adverse impact on the value of our stock.

We are not likely to generate any more revenues from our DSL business.

In early 2008, we issued an “end-of-life” notice to our customers, according to which we discontinued the production of the majority of our DSL components. In March 2015, we completed the delivery of certain of our DSL products to a customer and received approximately $450,000, which we recognized in the first quarter of 2015. This order marks the last order that we will receive for our DSL products.

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

Risks Relating to Our Ordinary Shares

We have several principal shareholders.

As of  April 1, 2016, our principal shareholders, Messrs. Tzvi Shukhman, Uzi Rozenberg and Daniel Magen, beneficially owned ordinary shares representing 25.68%, 17.75% and 24.90%, respectively, of our outstanding shares. A recent tender offer launched by Top Alpha Capital s.m. Ltd., or Top Alpha, an Israeli company wholly owned by Mr. Magen, to purchase 550,000 of our outstanding ordinary shares, representing 20.44% of our outstanding shares, was not completed successfully. To our knowledge, these shareholders are not parties to a voting agreement and do otherwise act in concert. Consequently, if we were to pursue any strategic alternative, including liquidation, that would require the approval of our shareholders, there is no assurance that we will be able to secure the requisite shareholder approval.The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

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

As of  April 1, 2016, Messrs. Tzvi Shukhman and Uzi Rozenberg, who are directors of the Company, beneficially owned an aggregate of 1,068,565 ordinary shares representing 43.43% of our outstanding shares. Mr. Rozenberg is also the Chairman of our Board of Directors.  As a result, if these shareholders vote together, they could have a significant influence on the election of our directors and on other decisions by our shareholders on matters submitted to shareholder vote, including mergers (see also under "We have several principal shareholders" above). This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

In addition, if these shareholders sell substantial amounts of our ordinary shares, or if the perception exists that they may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption  “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2015. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2015. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits.  U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and some of its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might deter potential targets from effecting a business combination with an Israeli company.

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

We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Economy, or the Chief Scientist, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984 (formerly known as the Law for Encouragement of Research and Development in the Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

In addition, a recent amendment to the R&D Law mandates the formation of a new governmental authority to replace the Chief Scientist by July 28, 2018. This authority may establish new guidelines regarding the R&D Law, which may affect our existing and/or future Chief Scientist programs and incentives we may be eligible for. We cannot predict what changes, if any, the new authority may make.

Also, as more fully described in Item 8-A-"Legal Proceedings," in August 2011, we received a demand from the Chief Scientist to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $241,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

ITEM 4.              INFORMATION ON THE COMPANY

A.            History and Development of the Company

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel.  Our principal executive offices are located at Hamasger 32, Tel Aviv, Israel.  Our telephone number is 972-77-7706770.

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

Recent Major Developments

Below is a summary of the major developments in Metalink since January 1, 2015:

In March 2015, we completed delivery one of an order for our DSL products, which marks the last order that we will receive for our DSL products, which were the subject of an "end of life" notice we issued already in early 2008. In light of this and as part of our ongoing efforts to reduce expenses, Mr. Tzvi Shukhman, our former CEO, stepped down from his position effective March 31, 2015. As of that date, Mr. Shay Evron, our CFO, also serves as our Acting CEO.

On January 13, 2016, Top Alpha, an Israeli company wholly owned by Mr. Magen and the holder of approximately 24.9% of our ordinary shares, launched a tender offer to purchase 550,000 of our outstanding ordinary shares, representing 20.44% of our outstanding shares, at the price of $1.30 per share. Among other conditions, the tender offer was conditioned on ordinary shares representing at least 5.0% of our outstanding shares being validly tendered and not withdrawn prior to the completion of the tender offer. On March 3, 2016, Top Alpha issued a press release in which it announced that the tender offer was not completed successfully.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2015, 2014 and 2013.

During 2013, 2014 and 2015, we did not make any significant divestitures.

B.            Business Overview

Overview

We sold our WLAN business to Lantiq in February 2010. Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

We previously marketed and sold DSL chipsets used by manufacturers of telecommunications equipment. In March 2015, we completed the delivery of our DSL products to a customer. In exchange therefor we received a payment of approximately $450,000, which we recognized in the first quarter of 2015. This order marks the last order that we will receive for our DSL products, which were the subject of an "end of life" notice that we issued in early 2008.

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

Customers

Our target customers for the DSL products was primarily telecommunications equipment manufacturers, incorporate our chipsets into the products that they sell to telecommunications service providers.  Our DSL chipsets were incorporated into various systems.

Our customers marketed their products to public and private telecommunications service providers.  These service providers include incumbent local exchange carriers or ILECs, CLECs and Internet service providers.

The following is a summary of revenues by geographic area based on the location of the customers.

	Year ended December 31,
	2 0 1 3	2 0 1 4	2 0 1 5
	(in thousands)
Revenues:
Taiwan	-	$34	$506
Other foreign countries	-	-	-
	$-	$-	$506

Sales and Marketing

All of the products we sold during the year ended December 31, 2015 and 2014 were sold to one customer. During the year ended December 31, 2013, we did not sell any of our products.

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
One of our existing U.S. patents expired in 2015. Our other two U.S. patents will expire in 2018.

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

The countries of the European Union, as a single end market for our products, accounted for approximately 100% of our revenues in each of 2015 and 2014 (through its subsidiary in Taiwan) In 2013, we did not generate any revenues. If our products fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operate, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

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

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2015 and related notes for the year then ended included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

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

Revenues in 2015 were $506,000, compared to revenues of $34,000 in 2014. The increase was due to  a single purchase order we received during 2014, which we believe will be the last purchase order we receive for our DSL products.

Operating profit for 2015 was $30,000, compared to an operating loss of $264,000 in 2014. This increase was mainly due to the increase in revenues and decline of our operating expenses.

As of December 31, 2015 we had $4.6 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2016 Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an "end of life" notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2016 and beyond.

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

A.            Operating Results

General

The following discussion of our results of operations for the years ended December 31, 2015, 2014 and 2013, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2013	2014	2015

Revenues	0%	100%	100%
Cost of revenues:
Costs and expenses	-	61	40
Royalties to the Government of Israel	-	6	3
Total Cost of revenues	-	67	43
Gross profit	-	33	57
Operating expenses:
Sales and marketing	-	9	17
General and administrative	-	800	35
Other expenses	-	-	-
Total operating expenses	-	809	52
Operating profit (loss)	-	(776)	6
Financial income, net	-	-	2
Net profit (loss)	0%	(776)%	8%

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

Derivatives.  Derivative expenses derived from our CEO's consulting agreement effective as of January 1, 2012, related to the Company’s equity-based compensation awards for each of the years ended December 2015, 2014 and 2013 were not material.

Financial Income, Net. In 2015 and 2013, financial income, net was primarily attributable to interest income and balance annulments. In 2014, we had no financial income or expense.

Taxes.  Israeli companies are generally subject to corporate tax at the rate of 25% for the 2013 tax year, and 26.5% for each of the years 2014 and 2015. For 2016 and thereafter the corporate tax rate is currently set at 25%.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues.  There were revenues of $0.51 million in 2015, compared with revenues of $0.03 million in 2014. This increase was due to the timing of recognition of a single order of our products received that was commenced at the end of 2014 and was completed in 2015. The relatively small portion of the order completed in 2014 was recognized in 2014 compared to the large portion of the order completed in 2015 and that was recognized in 2015.

Cost of Revenues. Cost of revenues was $0.217 million in 2015, an increase of $0.194 million compared with cost of revenues of $0.023 million in 2014. This increase was attributable to the increase in revenues. Cost of revenues as a percentage of revenues in 2015 was 43%.

Operating Expenses.  Operating expenses were $0.259 million in 2015, a decrease of $0.016 million compared with $0.275 million in 2014. This decrease was due to the reduction of our operations, which resulted in a reduction of our operating costs.

Derivatives.  Derivative expenses related to the Company’s equity-based compensation awards for each of the years ended December 31, 2015 and 2014 were $0.

Financial Income, net. Financial income, net was $0.012 million in 2015, compared with no financial income in 2014. This increase was primarily due to reduced interest income and other immaterial costs, which reduced the net income in 2014 to $0.

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

Financial Income, net. Financial income, net was $0 in 2014, compared with financial income, net of $0.018 million in 2013. This decrease was primarily due to reduced interest income and other immaterial costs, which reduced the net income to $0.

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

	Year Ended December 31,
	2011	2012	2013	2014	2015
New Israeli Shekel (NIS)	7.4%	(2.3)%	(7.6)%	10.7%	0.3%
Euro	3.3%	(1.7)%	(4.3)%	12.0%	10.2%
Israeli Consumer Price Index	0.6%	1.6%	1.8%	(0.2)%	(1.0)%

A revaluation of the NIS in relation to the dollar, as was the case in 2012 and 2013, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2011 and 2014-2015, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 26.5% for the years 2014 and 2015. For 2016 and thereafter, the corporate tax rate is currently set at 25%. In 1994, our facility was granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the "approved enterprise" status period as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the "approved enterprise" status period. Consequently we were eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year.  The period of tax benefits with respect to our approved enterprise has not commenced, because we have yet to realize taxable income in Israel. As a result of the foregoing and of our accumulated tax loss carry-forwards (which totaled approximately $186 million at December 31, 2014), our profit in the year 2015 and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2015 tax year.

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

We paid or accrued to the Chief Scientist $0 for 2013, $2,000 for 2014 and $16,000 for 2015. See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

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

Working Capital and Cash Flows

We had cash and cash equivalents of $4.6 million, $4.5 million and $4.8 million as of December 31, 2015, 2014 and 2013, respectively. As of each of those dates we did not have any short-term or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the Chief Scientist (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2015, 2014 and 2013. We are required to pay royalties to the Government of Israel on proceeds from the sale of our products and related services that incorporate know-how developed with grants from the Chief Scientist, up to the amount of 100-150% of the grants received plus interest at LIBOR rate (in dollar terms). See also Item 8A – "Legal Proceedings" regarding a pending claim of the Chief Scientist.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2015, 2014 and 2013.

Net cash provided by operating activities was $36,000 for the year ended December 31, 2015. Net cash used in operating activities was $264,000 and $307,000 for the years ended December 31, 2014 and 2013, respectively.

There was no cash provided by or used in investing activities for each of the years ended December 31, 2015, 2014 and 2013. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

There was no cash used in financing activities for each of the years ended December 31, 2015 and 2014. Net cash used in financing activities for the year ended December 31, 2013 was $270,000 due to a dividend distribution.

Outlook

In the past several years, we continued to perform cost reduction activities in order to improve our financial condition. As part of our ongoing efforts to reduce expenses, Mr. Tzvi Shukhman, our former CEO, stepped down from his position effective March 31, 2015.

In light of the aforesaid, as well as other factors, such as our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least April 2017.

C.            Research and Development, Patents and Licenses, etc.

Grants from the Office of Chief Scientist

The Government of Israel encourages research and development projects through the Chief Scientist, pursuant to the R&D Law.  Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the R&D Law.

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

A major amendment to the R&D Law entered into force on January 1, 2016. This amendment may create uncertainty in respect of the terms of our existing and/or future Chief Scientist programs and incentives we may be eligible for as it empowers a new authority established under the R&D Law to issue new guidelines in connection therewith (pursuant to this amendment, the new authority is to be established by July 28, 2018 and the said guidelines are to be adopted within a year thereafter).

See also Item 8A – "Legal Proceedings" regarding a pending claim of the Office of the Chief Scientist.

D.            Trend Information

See Item 5A – "Operating Results – Overview – 2016 Outlook."

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

F.            Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2015.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Uzi Rozenberg	56	Chairman of the Board of Directors
Tzvi Shukhman	55	Director
Efi Shenhar*	60	Director
Orly Etzion*	54	External Director
Yehuda Haiman*	59	External Director
Shay Evron	44	Chief Financial Officer, Acting Chief Executive Officer

* Member of the Audit Committee.

Uzi Rozenberg, a co-founder of our company, has served as a director from our inception in 1992 until 1997 and from August 1999 to the present, and as Chairman of our Board of Directors since December 2007.  Mr. Rozenberg is also the founder and Chairman of USR Electronics Systems (1987) Ltd. since February 1987.  Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

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

Orly Etzion has served as an external director since December 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University, an LLB degree from The Academic Center Of Law & Science, an M.B.A. degree, specializing in Finance, from The Colman College and she is an Israeli Attorney.

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

B.            Compensation

General

The aggregate remuneration we paid for the year ended December 31, 2015 to our directors and executive officers (six persons during 2015), was approximately $133,000 in salaries, fees, commissions and bonuses (excluding our CFO, who is hired through an external CPA firm that provides services to Metalink). There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors. External directors receive fixed compensation for their service on the board of directors or any committee of the board of directors of NIS 42,600 (equivalent to approximately $10,920) on an annual basis, and in addition, receive compensation for their participation in any board of directors or committee meetings of NIS 2,200 per meeting attended (equivalent to approximately $565). No directors have arrangements to receive benefits upon termination of employment.

See Item 6.C "Board Practices – Management and Director Service Contracts" for information regarding our consulting contracts with Mr. Tzvi Shukhman, our director and former CEO.

Compensation of Executive Officers

We only had two executive officers during 2015, both of whom were engaged through a consultancy arrangement (with them directly or with the firm they work with). The table below reflects the compensation granted to them during or with respect to the year ended December 31, 2015. We refer to these individuals for whom disclosure is provided herein as our “Covered Executives.”

All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2015.

Name and Principal Position (1)	Consultancy Fees ($)	Bonus ($) (2)	Total ($)
Tzvi Shukhman, Former CEO and Director (3)	21,000	84,000	105,000
Shay Evron, CFO and Acting CEO (4)	41,481	N/A	41,481
____________________

(1)	Neither of our Covered Executives is engaged on a full-time (100%) basis.

(2)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective arrangements.

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

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our external directors are Orly Etzion, who was re-elected to a three-year term in December 2015, and Yehuda Haiman, who was re-elected to a three-year term in December 2014. We have determined that Ms. Etzion has the requisite “accounting and financial expertise” and that Mr. Haiman has the requisite “professional qualifications”.

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

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. At present we have no serving internal auditor.

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

E.             Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2016.  The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2016 (excluding 89,850 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	691,030	25.68%
Uzi Rozenberg	477,535	17.75%
Orly Etzion	-	-
Efi Shenhar	-	-
Yehuda Haiman	-	-
Shay Evron	-	-
Directors and Officers as a group (consisting of 6 persons)	1,168,525	43.43%
________________________

*	Less than 1%.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2016.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2016, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)
Includes options exercisable into 100,000 ordinary shares as of April 1, 2016, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

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

In 2012, a total of 112,500 options were granted to Mr. Tzvi Shukhman and Mr. Hudi Zak. In 2013, 2014 and 2015, we did not grant any options to purchase ordinary shares. As of April 1, 2016, options to purchase 112,500 ordinary shares, at exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021.

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

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2016 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	691,030	25.68%
Daniel Magen(4)	670,000	24.90%
Uzi Rozenberg(5)	477,535	17.75%

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

(2)	The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of April 1, 2016 (excluding 89,850 treasury shares).

(3)
Includes options exercisable into 100,000 ordinary shares as of April 1, 2016, pursuant to the consulting agreement entered into between Mr. Shukhman and us. See Item 6.C "Board Practices – Management and Director Services."

(4)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen. Based on a Schedule 1TO filed by Top Alpha with the SEC on January 13, 2016.

(5)	The record holder of 100,000 shares out of the 477,535 is U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Shoshana Rozenberg.

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

For a discussion of the tender offer that was commenced by Top Alpha in 2016, see Item 4.A. “History and Development of the Company - Recent Major Developments”.

Record Holders

As of April 6, 2016, we had 32 shareholders of record. As of November 24, 2015 we had 899 beneficial holders of our shares.

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

Except as stated above, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

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

B.            Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2015.

ITEM 9.              THE OFFER AND LISTING

A.            Offer and Listing Details

The following table sets forth the high and low closing prices for our ordinary shares on the NASDAQ Capital Market (through April 20, 2011), and, starting April 21, 2011, on the OTC Markets, for the periods indicated:

FIVE MOST RECENT YEARS	High	Low

2011	$1.08	$0.40
2012	$1.08	$0.51
2013	$1.21	$0.70
2014	$1.35	$0.90
2015	$1.05	$0.70

QUARTERLY HIGH AND LOW SALE PRICES FOR TWO MOST RECENT YEARS AND ANY SUBSEQUENT PERIOD

First Quarter 2014	$1.34	$0.81
Second Quarter 2014	$1.35	$0.70
Third Quarter 2014	$1.19	$0.84
Fourth Quarter 2013	$1.10	$0.99
First Quarter 2015	$1.00	$0.70
Second Quarter 2015	$1.05	$0.79
Third Quarter 2015	$1.01	$0.95
Fourth Quarter 2015	$1.01	$0.80
First Quarter 2016	$1.25	$1.00

MOST RECENT SIX MONTHS

October 2015	$1.01	$0.86
November 2015	$1.00	$0.80
December 2015	$1.00	$0.80
January 2016	$1.22	$1.00
February 2016	$1.25	$1.15
March 2016	$1.25	$1.05

On April 15, 2016, the last reported sale price of our ordinary shares on the OTCQB was $1.02 per share.

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

E.             Taxation

The following is a brief summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and certain Israeli Government programs benefiting us.  The following also contains a discussion of material Israeli and United States tax consequences to purchasers of our ordinary shares. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question of the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 810,720 in a tax year (linked to the CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2015 Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004-2015.  In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC.  In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC.  However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

The U.S federal income tax rules relating to PFIC are complex. U.S. Holders of our shares are strongly urged to consult their tax advisers about the PFIC rules, including the availability, advisability and timing of, and procedure for, making a QEF or mark-to-market election with respect to their holding of our ordinary shares, including warrants or rights to acquire our ordinary shares.

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

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, which currently includes Shay Evron, our acting chief executive officer, or CEO, and our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our acting CEO and CFO as of December 31, 2015. Based upon that evaluation, our acting CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our acting CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2015 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $20,000 for each of the years 2015 and 2014 for audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Tax Fees.Our principal accountant billed us aggregate annual amounts of approximately $3,000 for each of the years 2015 and 2014, for services relating to tax compliance, tax advice and tax planning.

All Other Fees. For 2015 and 2014, our principal accountant did not bill us for other services.

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

ITEM 18.           FINANCIAL STATEMENTS

Our financial statements and related auditor’s report for the year ended December 31, 2015 are enclosed as part of this annual report.

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
AS OF DECEMBER 31, 2015

METALINK LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Metalink Ltd.

We have audited the accompanying balance sheets of Metalink, Ltd ("the Company") as of December 31, 2015 and 2014 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 20, 2016

METALINK LTD.

BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$4,573	$4,537
Other receivables	2	17
Prepaid expenses	9	9
Inventories (Note 3)	-	176
Total current assets	4,584	4,739

Total assets	$4,584	$4,739

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses (Note 8)	$169	$366
Total current liabilities	169	366

Shareholders' equity
Ordinary shares of NIS 1 par value (5,000,000 shares authorized, 2,780,707 shares issued and 2,690,857 shares outstanding as of December 31, 2015 and December 31, 2014)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,601)	(144,643)
	14,300	14,258

Treasury stock, at cost: 89,850 shares as of
December 31, 2015 and December 31, 2014	(9,885)	(9,885)
Total shareholders' equity	4,415	4,373

Total liabilities and shareholders' equity	$4,584	$4,739

Uzi Rozenberg Chairman of the Board	Shay Evron CFO & Acting CEO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS
(U.S. dollars in thousands except share data)

	Year ended December 31,
	2015	2014	2013

Revenues (Note 9)	$506	$34	$-
Cost of revenues (Note 9)	217	23	15

Gross profit (loss)	289	11	(15)

Sales and marketing	84	3	-
General and administrative	175	272	308

Operating profit (loss)	30	(264)	(323)

Financial income , net	12	-	18

Net profit (loss)	$42	$(264)	$(305)

Per share data-

Basic and Diluted earnings (loss)	$0.016	$(0.098)	$(0.113)

Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	2,690,857	2,690,857	2,690,857

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of Outstanding Shares	Number of treasury shares	Share Capital	Additional paid-in capital	Treasury Stock (at cost)	Accumulated deficit	Total

Balance at
January 1, 2013	2,780,707	89,850	$790	$158,111	$(9,885)	$(143,804)	$5,212

Changes during 2013:
Dividend paid						(270)	(270)
Net loss for the year	-	-	-	-	-	(305)	(305)
Balance at
December 31, 2013	2,780,707	89,850	790	158,111	(9,885)	(144,379)	4,637

Changes during 2014:
Net loss for the year	-	-	-	-	-	(264)	(264)
Balance at
December 31, 2014	2,780,707	89,850	790	158,111	(9,885)	(144,643)	4,373

Changes during 2015:
Net Profit for the year	-	-	-	-	-	42	42
Balance at
December 31, 2015	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,601)	$4,415

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$42	$(264)	$(305)
Adjustments to reconcile net income to net cash used in operating activities (Appendix)	(6)	-	(2)
Net cash provided by (used in) continuing operating activities	36	(264)	(307)

Cash flows from financing activities:
Dividend paid	-	-	(270)
Net cash used in financing activities	-	-	(270)

Increase (Decrease) in cash and cash equivalents	36	(264)	(577)
Cash and cash equivalents at beginning of year	4,537	4,801	5,378
Cash and cash equivalents at end of year	$4,573	$4,537	$4,801

The accompanying notes are an integral part of the financial statements

METALINK LTD.

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 5	2 0 14	2 0 1 3
	(in thousands)

Adjustments to reconcile net income to net
cash provided by (used in) operating activities:

Depreciation and amortization	$-	$2	$3

Changes in operating assets and liabilities:

Decrease (increase) in assets:
Other receivables and prepaid expenses	15	(20)	22
Inventories	176	(64)	-
Increase (decrease) in liabilities:
Trade accounts payable	(70)	72	(1)
Other payables and accrued expenses	(127)	10	(26)

	$(6)	$-	$(2)

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

Since then and until the current year the Company has continued to support only its DSL activities. In the beginning of 2015 we shipped our last purchase order of DSL chips which marked the last order that will be received in the future for our DSL chips.

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

The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2015 and December 31, 2014 no amounts for doubtful accounts were required.

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

The Company applies ASC 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profits (loss) for the years ended December 31, 2015, 2014 and 2013 includes $0 of compensation expenses related to the Company’s share-based compensation awards, respectively.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 2      -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Stock-based compensation (Cont.)

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2015, 2014 and 2013:

	2 0 1 5	2 0 1 4	2 0 1 3

Risk-free interest rate	None	None	0.58%
Expected life (in years)	None	None	2
Expected volatility	None	None	39.56%
Expected dividend yield	None	None	0%

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

J.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling goods or services

The Company applies ASC 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2015, 2014 and 2013 were not material.

K.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)
As of December 31, 2015, the Company had cash and cash equivalents that totaled to $4,573 all of which are deposited in a major Israeli financial institution. As of December 31, 2014, the Company had cash and cash equivalents that totaled to $4,537 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

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

NOTE 3      -   INVENTORIES

	December 31,
	2 0 1 5	2 0 1 4
	(in thousands)

Work in process	$-	$72
Finished products	$-	$104
	$-	$176

NOTE 4      -   PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 5	2 0 1 4
	(in thousands)
Cost:
Computers and equipment	$19	$19
Furniture and fixtures	3	3
	$22	$22
Accumulated depreciation and amortization:
Computers and equipment	$19	$19
Furniture and fixtures	3	3
	$22	$22
Property and equipment, net	$-	$-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 5      -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(i)
The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate range of 3% to 4.5%. The total amount of grants received, net of royalties paid, as of December 31, 2015 was $28,545.

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

Royalty expenses to the Government of Israel for the years ended December 31, 2015, 2014 and 2013 were $15, $2 and $0, respectively.

(ii)
The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2015, 2014 and 2013 were $0.

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

During 2014 the parties reached and signed a settlement according to which the Company will pay the former employee a sum of $24. The Company has satisfying provisions in its current liabilities.

During 2015 the Company paid to the former employee $24 according to Tel Aviv District Labor Court Judgment.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 5      -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Legal Claim (Cont.)

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

NOTE 6      -   SHARE CAPITAL

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

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 6      -   SHARE CAPITAL (Cont.)

B.	Stock Options

(i)	Under the Company's six Stock Option Plans (the "Plans"), up to 10,142,433 options approved to be granted to employees and directors of the Company.

(ii)	Pursuant to the Plans, as of December 31, 2013, no options of the Company are available for future grants.

(iii)	The options granted generally vest over periods of up to 3 years from the date of the grant. The options granted subsequent to 2005 expire after 4 years.

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

(v)
In January 2012 the Company granted its former CEO, Tzvika Shukhman, options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options will vest in 24 equal monthly installments after the effective date; (iii) the vesting of all options is fully accelerated in a change of control or if the company terminates the agreement for no cause; (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan. Those options are treated as equity instruments issued to other than employees.

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

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 6      -   SHARE CAPITAL (Cont.)

B.	Stock Options (Cont.)

A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2015, 2014 and 2013 and changes during the years then ended are as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at
beginning of year	112,500	-	112,500	-	112,500	-
Granted during year	-	-	-	-	-	-
Forfeited during year	-	-	-	-	-	-
Exercised during year	-	-	-	-	-	-

Outstanding at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Options exercisable at end
of year	112,500	1.5	112,500	1.5	112,500	1.5

Weighted average fair
value of options & RSU granted
during year	-		-		-

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 7      -   TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	“Approved Enterprise”

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

Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 25% in 2012 (regular "Company Tax"). The regular Company Tax rate in 2015 was 26.5% and starting 2016 and thereafter is expected to be 25%.

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

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	(in thousands)
Net profit (loss) as reported in the
statements of operations	$42	$(264)	$(305)
Statutory tax rate	26.5%	26.5%	25%
Income Tax under statutory tax rate	$11	$(70)	$(76)

Less full valuation allowance	(11)	70	76

Actual income tax	$-	$-	$-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 7      -   TAXES ON INCOME (Cont.)

C.	Deferred Taxes

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

Tax loss carry forwards of the Company are $206 million (NIS 722 million) for December 2013, $186 million (NIS 723 million) for December 2014 and expected to be $185 million (NIS 723 million) for December 2015. This loss is unlimited in duration, denominated in nominal NIS.

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2011.

NOTE 8      -   SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2 0 1 5	2 0 1 4
	(in thousands)

Payroll and related amounts	$11	$24
Accrued expenses	158	342
	$169	$366

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 9        - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	(in thousands)
Revenues:
Taiwan	$506	$34	-
	$506	$34	$-

	December 31,
	2 0 1 5		2 0 1 4		2 0 1 3
	(in thousands)
Long-lived assets:
Israel	(*)	-	(*)	-	$2
	(*)	-	(*)	-	$2

(*) Less than $1

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 9      -   SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Customer A	100%	100%	0%

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	(in thousands)

Materials and production expenses	$187	$9	$-
Other manufacturing costs	15	12	15
	202	21	15
Royalties to the Government of Israel	15	2	-
	$217	$23	$15

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 10  -     RELATED PARTIES

A.	Payroll and related amounts to related parties in 2015, 2014 and 2013 were $105, $103 and $100, respectively.

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

Date: April 20, 2016