Form 20-F
period 2016-12-31
METALINK LTD
filed 2017-04-27
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number 000-30394

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016):

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒    Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☒  Yes   ☐  No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

●	“we”, “us”, “our”, “Metalink”, or the “Company” are to Metalink Ltd.;

●	“dollars” or “$” are to United States dollars;

●	“NIS” or “shekel” are to New Israeli Shekels;

●	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

●	the “SEC” are to the United States Securities and Exchange Commission;

●	“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

●	“Lantiq” are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.; and

●	“Lantiq Transaction” are to the sale of our of our WLAN business to Lantiq on February 15, 2010 pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among us and Lantiq.

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

Exchange Rate

On December 31, 2016, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.845 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

i

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	key information

A.	Selected Financial Data

We have derived the following selected financial data from our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

☐	statement of income data for the years ended December 31, 2014, 2015 and 2016; and

☐	balance sheet data as of December 31, 2015 and 2016.

The following selected data is derived from our audited financial statements that are not included in this annual report:

☐	statement of income data for the years ended December 31, 2012 and 2013; and

☐	balance sheet data as of December 31, 2012, 2013 and 2014.

You should read the following selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

	Year Ended December 31,*
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$1,646	$0	$34	$506	$0
Cost of revenues:
Costs and expenses	542	15	21	202	-
Royalties to the Government of Israel	53	-	2	15	-
Total cost of revenues	595	15	23	217	0
Gross profit (loss)	1,051	(15)	11	289	0
Operating expenses:
Sales and marketing	305	-	3	84	-
General and administrative	427	308	272	175	291
Other expenses	17	-	-	-	-
Total operating expenses	749	308	275	259	291
Operating profit (loss)	302	(323)	(264)	30	(291)
Financial income (expenses), net:	36	18	-	12	39
Net profit (loss) from continuing operation	$338	$(305)	$(264)	$42	$(252)
Per share data:
Basic and diluted earnings (loss)	$0.13	$(0.11)	$(0.10)	$0.02	$(0.09)
Shares used in computing loss per ordinary share:
Basic and diluted	2,690,857	2,690,857	2,690,857	2,690,857	2,690,857

	As of December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,378	$4,801	$4,537	$4,573	$4,347
Short-term investments	-	-	-	-	-
Working capital	5,207	4,636	4,373	4,415	4,163
Total assets	5,523	4,921	4,739	4,584	4,357
Shareholders’ equity	5,212	4,637	4,373	4,415	4,163

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We sold our WLAN business to Lantiq in February 2010. Since then, we conducted only limited business activities related to our DSL business, which, since March 2015, we no longer conduct. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation. In particular, following the completion of our self tender offer in February 2017 and the recent changes in the composition of our Board of Directors, our Board of Directors has determined to focus on exploring a possible business combination with an operating company. See also below under "We may not be successful in executing our plan of operations".

We may not be successful in executing our plan of operations.

Since February 2010, we have not been able to identify and consummate a suitable business opportunity in accordance with our plan of operations and there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations. While our plan of operation is to consider strategic transactions and opportunities, we have not determined to pursue any particular opportunities at this time. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a strategic transaction that will not necessarily provide us or our shareholders with significant financial benefits in the short or long term. In the event that we will complete a business combination with an operating company, the success of our operations is likely to be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all, or that we will otherwise be successful in executing our plan of operations. In addition, if we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing because a business combination normally will involve the issuance of a significant number of additional Metalink shares and may require us to raise funds through a public or private financing. See also above under "We currently do not engage in any business" and below under "We have a controlling shareholder".

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $0.04 million and $0.3 million for the years ended December 31, 2015 and 2012, respectively, we incurred a loss from continuing operations of approximately $0.3 million for each of the years ended December 31, 2016, 2014 and 2013. Even if we are able to regain and sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2016, was approximately $144.9 million. This is likely to have an adverse impact on the value of our stock.

We hold substantially all of our assets in cash, which exposes us to decrease in the value of such funds. Even if we determine to invest part of such cash in financial instruments, we will be exposed to decreases in the value of our financial investments and may also be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.

As of December 31, 2016 and March 31, 2017 (after giving effect to the completion of our recent self tender offer described elsehwere in this annual report), we held approximately $4.35 million and $2.03 million, respectively, in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposit do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

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

Products sold by us in the past may infringe on the intellectual property rights of others.

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

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2017, Mr. Daniel Magen, who is a director of the Company, beneficially owned 670,000 ordinary shares representing 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

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

Rule 3a51-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 of the Exchange Act generally requires:

●	that a broker or dealer approve a person's account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, generally:

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●	requires that the broker or dealer receive a signed, written statement from the investor prior to the transaction.

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

As of April 1, 2017, Mr. Daniel Magen, who is a director of the Company, beneficially owned 670,000 ordinary shares representing 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2016. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2016. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and some of its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might affect us, such as by detering potential targets from effecting a business combination with an Israeli company like us.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;

●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in the state in which it was given;

●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

●	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

Since we received government grants for research and development expenditures, we are subject to ongoing restrictions and conditions.

We have received in the past royalty-bearing grants from the Government of Israel through the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy, or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984, and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the IIA and to undertake to observe the R&D Law governing the grant programs of the IIA, the principal restrictions of which are the transferability limits described above in this paragraph. The IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

Also, as more fully described in Item 8-A-"Legal Proceedings," in August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $244,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

ITEM 4.	information on the company

A.	History and Development of the Company

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. Our principal executive offices are located at Hamasger 32, Tel Aviv, Israel. Our telephone number is 972-77-7706770.

From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers. We shipped our first chipset in the fourth quarter of 1994. From that time until February 2010, we focused on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In February 2010, we sold our wireless local area network (WLAN) business to Lantiq. In February 2017, we completed our self tender offer and purchased approximately 53.3% of the shares issued and outstanding as of immediately prior to the consummation of the tender offer, for $1.50 per share, or approximately $2.15 million in the aggregate.

Recent Major Developments

Below is a summary of the major developments in Metalink since January 1, 2016:

●	On January 13, 2016, Top Alpha Capital s.m. Ltd., or Top Alpha, an Israeli company wholly owned by Mr. Magen and the then holder of approximately 24.9% of our ordinary shares, launched a tender offer to purchase 550,000 of our outstanding ordinary shares, which represented 20.44% of our then outstanding shares, at the price of $1.30 per share. On March 3, 2016, Top Alpha issued a press release in which it announced that the tender offer was not completed successfully.

●	On June 27, 2016, we announced that our Board of Directors has approved a plan to voluntary liquidate the Company and distribute all of its net cash to shareholders on a pro rata basis. We anticipated that net cash available for distribution among all holders of ordinary shares would have been between $1.30 to $1.50 per share.

●	On July 21, 2016, we determined to halt, and not pursue the announced plan to voluntary liquidate the Company following careful consideration of the matter in light of, among other things, the objection to the plan by Mr. Magen, one of our then principal shareholders, coupled with the need to approve the liquidation by shareholders holding at least 75% of all shares voted on the matter.

●	On December 29, 2016, we announced the commencement of the previously-announced self tender offer to purchase up to 1,945,000 of our ordinary shares for $1.50 per share.

●	On February 6, 2017, we anounced that we have successfully completed our self tender offer. As contemplated in the offer to purchase, we have accepted for purchase all of the 1,435,217 shares tendered for a total consideration of approximately $2.15 million. The shares purchased represented approximately 53.3% of the 2,690,857 shares issued and outstanding as of immediately prior to the consummation of the tender offer. Consequently, to our knowledge, (1) Mr. Daniel Magen became our largest beneficial owner, owning, in the aggregate, 670,000 ordinary shares, representing approximately 53.4% of the issued and outstanding shares of Metalink, and (2) each of Uzi Rozenberg, the former Chairman of our Board of Directors, and Tzvi Shukhman, a former member of the Board of Directors, who were also principal shareholders of Metalink prior to completion of the tender offer, no longer hold any shares of Metalink (but see Item 7 – Major Shareholders for details about the stock options held by Mr. Shukhman).

●	On March 9, 2017, we held a special meeting of shareholders at which Messrs. Joseph Winston, Daniel Magen and Roy Kol were elected as new directors, replacing Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar. Following the meeting, our Board of Directors nominated Mr. Winston to serve as the Chairman of our Board of Directors.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2016, 2015 and 2014.

During 2014, 2015 and 2016, we did not make any significant divestitures.

B.	Business Overview

Overview

We sold our WLAN business to Lantiq in February 2010. Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation. In particular, following the completion of our self tender offer in February 2017 and the recent changes in the composition of our Board of Directors, our Board of Directors has determined to focus on exploring a possible business combination with an operating company.

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

All of our sales in 2014 and 2015 were to one customer in Taiwan. We had no sales in 206.

Sales and Marketing

All of the products we sold during the year ended December 31, 2015 were to one customer. During the year ended December 31, 2013 and 2016, we did not sell any of our products.

Research and Development

Since the sale of the WLAN business to Lantiq in February 2010, we are not engaged in any research and development activites.

The Government of Israel, through the IIA, encourages research and development projects. Since 1995, we received grants from the IIA for the development of our products, including DSL products. In addition, we were engaged in a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See Item 5.A under “Government Grants” and Item 5.C under "Grants from the IIA".

Manufacturing

We have never owned or operated a semiconductor fabrication facility. As a fabless provider of chipsets, we subcontracted our entire semiconductor manufacturing to third party contractors. Our chipsets were delivered to us fully assembled and tested based on our proprietary designs.

We subcontracted our semiconductor wafer manufacturing, packaging and testing to semiconductor manufacturing companies in Taiwan. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us.

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

A further European Union directive on Waste Electrical and Electronic Equipment, or “WEEE,” approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive generally requires that all new electrical and electronic equipment put on the market in European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. An additional European Code of Conduct on Energy Consumption of Broadband Equipment Conduct, or the Code of Conduct, set out the basic principles to be followed by all parties involved in broadband equipment, operating in the European Community, in respect of energy efficient equipment. The Code of Conduct requires customer-premises equipment, or CPE, and home appliances to meet certain maximum power cunsmpution targets.

While we are no longer selling any products and that we generally relied on our suppliers to comply with these requirements, if the products we sold fail to comply with WEEE or RoHS directives, the Code of Conduct or any other directive or similar regulation issued from time to time by the European Union or in other countries in which we operated, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Israeli Innovation Authority. See Item 5.C under "Grants from the IIA".

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

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2016 and related notes for the year then ended included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Overview

General

We sold our WLAN business to Lantiq in February 2010. Since then, we conducted only limited business activities related to our DSL business. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation.

Revenues in 2016 were $0, compared to revenues of $506,000 in 2015. The decrease was due to the fact that our sale in 2015 was the last purchase order to receive for our DSL products.

Operating loss for 2016 was $291,000, compared to an operating profit of $30,000 in 2015. This decrease was mainly due to the decrease in revenues and increase of our operating expenses.

As of December 31, 2016 we had $4.3 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2017 Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an "end of life" notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2017 and beyond.

Plan of Operations. Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation. There is no assurance that any of these alternatives will be pursued or, if one is pursued, what the timing thereof would be or the terms on which it would occur.

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

General

The following discussion of our results of operations for the years ended December 31, 2016, 2015 and 2014, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2014		2015		2016

Revenues	34	100%	506	100%	0	0%
Cost of revenues:
Costs and expenses	21	62	202	40	-	-
Royalties to the Government of Israel	2	6	15	3	-	-
Total Cost of revenues	23	68	217	43	-	-
Gross profit (loss)	11	32	289	57	-	-
Operating expenses:
Sales and marketing	3	9	84	17	-	-
General and administrative	272	800	175	34	291	-
Other expenses	-	-	-	-	-	-
Total operating expenses	275	809	259	51	291	-
Operating profit (loss)	(264)	(776)	30	6	(291)	-
Financial income, net	-	-	12	2	39	-
Net profit (loss)	(264)	(776%)	42	8%	(252)	0%

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

Derivatives. Derivative expenses derived from our former CEO's consulting agreement effective as of January 1, 2012, related to the Company’s equity-based compensation awards for each of the years ended December 2016, 2015 and 2014 were not material.

Financial Income, Net. In 2016 and 2015, financial income, net was primarily attributable to interest income and balance annulments. In 2014, we had no financial income or expense.

Taxes. Israeli companies were subject to corporate tax at the rate of 26.5% for each of the years 2014 and 2015. For 2016, the corporate tax rate was decreased to 25%, for 2017 the corporate tax rate is set on 24% and starting 2018 and thereafter the corporate tax rate is expected to further decrease to 23%.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues. There were no revenues in 2016, compared with revenues of $0.51 million in 2015. This decrease was due to completion of delivery of our last DSL products order, which was the subject of an "end of life" notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2016, compared with cost of revenues of $0.22 million in 2015. This decrease was attributable to the decrease in revenues.

Operating Expenses. Operating expenses were $0.29 million in 2016, compared with $0.26 million in 2015. This slight increase was primarily due to expenses associated with our voluntary liquidetion plan and the self tender offer we commenced during 2016.

Derivatives. Derivative expenses related to the Company’s equity-based compensation awards for each of the years ended December 31, 2016 and 2015 were $0.

Financial Income, net. Financial income, net was $0.04 million in 2016, compared with $0.01 million financial income in 2015. This increase was primarily due to reduced interest income and other immaterial costs, which reduced the net income in 2015.

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

Cost of Revenues. Cost of revenues was $0.22 million in 2015, an increase of $0.19 million compared with cost of revenues of $0.02 million in 2014. This increase was attributable to the increase in revenues. Cost of revenues as a percentage of revenues in 2015 was 43%.

Operating Expenses. Operating expenses were $0.26 million in 2015, a decrease compared with $0.275 million in 2014. This decrease was due to the reduction of our operations, which resulted in a reduction of our operating costs.

Derivatives. Derivative expenses related to the Company’s equity-based compensation awards for each of the years ended December 31, 2015 and 2014 were $0.

Financial Income, net. Financial income, net was $0.01 million in 2015, compared with no financial income in 2014. This increase was primarily due to reduced interest income and other immaterial costs, which reduced the net income in 2014 to $0.

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
New Israeli Shekel (NIS)	(2.3%)	(7.6%)	10.7%	0.3%	(1.5%)
Euro	(1.7%)	(4.3%)	12.0%	10.2%	3.2%
Israeli Consumer Price Index	1.6%	1.8%	(0.2%)	(1.0%)	(0.2%)

A revaluation of the NIS in relation to the dollar, as was the case in 2012, 2013 and 2016, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2014 and 2015, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2012-2016, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 26.5% for the years 2014 and 2015. For 2016 the corporate tax rate was set at 25%. For 2017, the corporate tax rate is 24% and from 2018 onwards it is expected to be 23%.

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

As a result of the foregoing and of our accumulated tax loss carry-forwards (which totaled approximately $188 million at December 31, 2015), our loss in the year 2016 and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2016 tax year.

Israeli Government Grants

We conducted a substantial part of our research and development operations in Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the IIA. The IIA provided us grants for research and development efforts of approximately $1.9 million for the year ended December 31, 2009 (20% of total research and development expenses), $0.1 million for the year ended December 31, 2010 (86% of total research and development expenses) and none for the year ended December 31, 2011 and thereafter.

Since the grant program has the impact of lowering our research and development expenditures and improving our operating margins, reduction in the Company’s participation in the program or in the benefits that the Company receives under the program could affect the Company’s financial condition and results of operations. Currently, we are obligated to pay royalties to the IIA at the rate of 3% to 4.5%. Due to our manufacturing outside of Israel, our aggregate payment amount with respect to grants received in 2009 and 2010 is 100% of the dollar-linked value of such grants. In 2003, we were required by the IIA to perform at least 50% of our manufacturing in Israel. See “Item 5(C)- Research and Development, Patents and Licenses, etc.- Grants from the IIA”.

The refund of the grants is contingent on future sales (or related services) and we have no obligation to refund these grants if sales are not generated.

We paid or accrued to the IIA $0 for 2016, $16,000 for 2015 and $2,000 for 2014. See also Item 8A – "Legal Proceedings" regarding a pending claim of the IIA.

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents of $4.3 million, $4.6 million and $4.5 million as of December 31, 2016, 2015 and 2014, respectively. It should be noted that as of March 31, 2017 (following completion of our self tender offer described elsewhere in this annual report), we had cash and cash equivalents of $2.03 million. As of each of those dates we did not have any short-term or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the IIA (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2016, 2015 and 2014. See also Item 8A – "Legal Proceedings" regarding a pending claim of the IIA.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2016, 2015 and 2014.

Net cash used in operating activities was $226,000 and $264,000 for the years ended December 31, 2016 and 2014, respectively. Net cash provided by operating activities was $36,000 for the year ended December 31, 2015.

There was no cash provided by or used in investing activities for each of the years ended December 31, 2016, 2015 and 2014. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

There was no cash used in financing activities for each of the years ended December 31, 2016, 2015 and 2014.

Outlook

In light of several factors, primarily our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least April 2018.

C.	Research and Development, Patents and Licenses, etc.

Grants from the IIA

The Government of Israel encourages research and development projects through the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy, or the IIA, pursuant to the R&D Law. Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and with the provisions of the R&D Law.

Generally, grants from the IIA constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these IIA projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the IIA’s prior approval.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the IIA to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “Control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of Control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law.

A major amendment to the R&D Law entered into force on January 1, 2016. This amendment may create uncertainty in respect of the terms of our existing and/or future IIA programs and incentives we may be eligible for as it empowers the IIA to issue new guidelines in connection therewith.

See also Item 8A – "Legal Proceedings" regarding a pending claim of the IIA.

D.	Trend Information

See Item 5A – "Operating Results – Overview – 2017 Outlook."

E.	Off-balance sheet arrangements

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

F.	Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2016.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	38	Chairman of the Board of Directors
Daniel Magen	46	Director
Roi Kol	34	Director
Orly Etzion*	55	External Director
Yehuda Haiman*	60	External Director
Shay Evron	44	Chief Financial Officer, Acting Chief Executive Officer

* Member of the Audit Committee.

Joseph Winston has served as Chairman of our Board of Directors since March 2017. He is the Chief Financial Officer of Finext Capital, a subsidiary of the Futureal Group, a European real estate developer. From November 2007 until June 2011, Mr. Winston worked as an analyst and portfolio manager at Erez Investments, a subsidiary of Vision Sigma Ltd. (TASE: VISN). Mr. Winston has a B.A. in economics with a minor in business from the University of California, Berkeley and an M.B.A. in finance and strategy from the UCLA Anderson School of Management. Mr. Winston earned the right to use the Charted Financial Analyst designation in 2005.

Daniel Magen has served as our director since March 2017. He currently serves as the sole director of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Magen has a B.A. in economics and accounting from Tel Aviv University. Mr. Magen is a certified public accountant.

Roi Kol has served as our director since March 2017. He is the VP Investments of Top Alpha Investment House, an affiliate of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Kol has a B.A. in economics with a specialty in business management from Ben Gurion University. Mr. Kol holds a portfolio management license from the Israel Securities Authority.

Orly Etzion has served as our external director since December 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University, an LLB degree from The Academic Center Of Law & Science, an M.B.A. degree, specializing in Finance, from The Colman College and she is an Israeli Attorney.

Yehuda Haiman has served as our external director since January 2012. Mr. Haiman serves as a Managing Director at The Metal, Electrical & Infrastructure Industries Association since 2003. Mr. Haiman also serves as a Deputy Director General of Marketing & Business Development at the Manufacturers Association of Israel since 2009. Mr. Haiman served as the Head of Department of Industrial and Business Economics of the Manufacturers Association of Israel from 1999 until 2003 and as a Managing Director of Orpark from 1994 until 1999. Mr. Haiman holds an LLM degree from the Bar-Ilan University, an MBA degree from the Tel Aviv University and a BA degree in Economy from the Tel Aviv University.

Shay Evron was appointed as our co-Chief Financial Officer in June 2011, as part of the Company's engagement with an affiliate of Fahn Kanne-Grant Thornton Israel to provide CFO and other financial and accounting services to the Company. Effective March 2015, Mr. Evron has also served as our Acting Chief Executive Officer.

Additional Information

On March 9, 2017, we held a special meeting of shareholders at which Messrs. Winston, Magen and Kol were elected as new directors, replacing Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar. Following the meeting, our Board of Directors nominated Mr. Winston to serve as the Chairman of our Board of Directors.

There are no family relations between the directors and executive officers named above. We are also not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which (1) any person referred to above was selected as a director or member of senior management or (2) any director will receive compensation by a third party in connection with his or her candidacy or board service in the Company.

B.	Compensation

General

The aggregate remuneration we paid for the year ended December 31, 2016 to our directors and executive officers (six persons during 2016), was approximately $36,000 in salaries, fees, commissions and bonuses (excluding our CFO, who is hired through an external CPA firm that provides services to Metalink). There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

Members of our Board of Directors (other than external directors) who are not executive officers do not receive compensation for their service on the Board of Directors or any committee of the Board of Directors. External directors receive fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 42,600 (equivalent to approximately $11,000) on an annual basis, and in addition, receive compensation for their participation in any Board of Directors or committee meetings of NIS 2,200 per meeting attended (equivalent to approximately $570). No directors have arrangements to receive benefits upon termination of employment.

See Item 6.C "Board Practices – Management and Director Service Contracts" for information regarding our consulting contract with Mr. Tzvi Shukhman, our former director and former CEO.

Compensation of Executive Officers

We only had one executive officer during 2016, who was engaged through a consultancy arrangement with the firm he works with. The table below reflects the compensation granted to him during or with respect to the year ended December 31, 2016. We refer to this individual for whom disclosure is provided herein as our “Covered Executive”.

All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2016.

Name and Principal Position (1)	Consultancy Fees ($)	Bonus ($) (2)	Total ($)
Shay Evron, CFO and Acting CEO (3)	64,339	N/A	64,339

(1)	Neither of our Covered Executives is engaged on a full-time (100%) basis.

(2)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective arrangements.

(3)	Paid to Fahn Kanne Consulting Ltd. a subsidiary of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd. (Grant Thornton International), as part of CFO, bookkeeping and administration services, provided to us. Effective as of March 31, 2015, Mr. Evron also serves as our Acting CEO.

C.	Board Practices

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

External Directors

Qualifications of External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Metalink, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

●	the company;

●	any entity controlling the company;

●	any entity controlled by the company or by its controlling entity; or

●	in a company that does not have a controlling shareholder, affiliation with the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship;

●	control; and

●	service as an office holder.

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

Election of External Directors

External directors are elected at meetings of shareholders by a vote of the holders of a majority of the ordinary shares voting thereon, provided that either:

●	At least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the external director’s election; or

●	The total number of shares of non-controlling shareholders that voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

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

Our Audit Committee adopted a written charter specifying the committee's duties and responsibilities, which include, among other:

●	Overseeing financial and operational matters involving accounting, corporate finance, internal and independent auditing, internal control over financial reporting, compliance and business ethics; and

●	Authority to oversee the Company’s independent registered public accounting firm and recommend to our shareholders to appoint or remove them.

Our Audit Committee consists of Orly Etzion and Yehuda Haiman. At present, our Board of Directors have not appointed a third member.

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

Internal Auditor

Under the Companies Law, our Board of Directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. At present, we have no serving internal auditor.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the circumstances. The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given action brought for his/her approval or performed by him/her by virtue of his/her position; and

●	all other important information pertaining to the previous actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

●	refrain from any activity that is competetive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

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

Under the Companies law, an extraordinary transaction is a transaction:

●	other than in the ordinary course of business;

●	other than on market terms; or

●	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Office Holder Insurance

Our articles of association provide that, we may, to the maximum extent permitted by the Companies Law, insure the liability of officers. Without derogating from the foregoing, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in the capacity of an office holder for:

●	a breach of his duty of care to us or to another person;

●	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests;

●	a financial liability imposed upon him in favor of another person;

●	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

●	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder.

Indemnification of Office Holders

We may, to the maximum extent permitted by the Companies Law, indemnify the liability of office holders. Without derogating from the foregoing, we may indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the Company for:

●	a financial liability imposed on him in favor of another person by any judgement, including a settlement or an arbitrator’s award approved by a court. Such indemnification may be approved (i) after the liability has been incurred, or (ii) in advance, provided that our undertaking to indemnify is limited to events that our Board of Directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our Board of Directors determines to be reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings, or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent;

●	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

●	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

●	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, unless the breach was done negligently;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our Board of Directors and, in specified circumstances, by our shareholders.

We have obtained director’s and officer’s liability insurance with coverage $3,000,000 in aggragate. In addition, we entered into indemnification and exculpation agreements with our directors (other than Messrs. Magen and Kol) and executive officers in accordance with our articles of association.

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

Since January 2012, we do not have any employees. Rather, all of our personnel are composed of the Acting Chief Executive Officer and the Chief Financial Officer, who is engaged through a consulting arrangement. The overall reduction in our workforce to 0 employees starting from 2012 was due primarily to the Lantiq Transaction and the hiring of each of our then - Chief Executive Officer and the Chief Financial Officer through a consultancy arrangement.

E.	Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2017. The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2017 (excluding 1,525,067 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen	670,000	53.4%
Joseph Winston	-	-
Roi Kol	-	-
Orly Etzion	-	-
Yehuda Haiman	-	-
Shay Evron	-	-
Directors and Officers as a group (consisting of 6 persons)	670,000	53.4%

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2017.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2017, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

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

In 2014, 2015 and 2016, we did not grant any options to purchase ordinary shares. As of April 1, 2017, options to purchase 112,500 ordinary shares, at exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021. These options were granted to Mr. Shukhman, our former CEO, and to Mr. Zack, our former Director.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2017 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen(3)	670,000	53.4%
Tzvi Shukhman(4)	100,000	7.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by pursuant to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2017 (excluding 1,435,217 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

(4)	Consists of options exercisable into 100,000 ordinary shares, at exercise price per share of $1.50, all of which are fully vested and expires on December 31, 2021.

Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

In May 2013, Daniel Magen, through his ownership of Top Alpha, purchased 271,600 of our ordinary shares, which constituted approximately 7.13% of our outstanding shares at that time. Since that time, Mr. Magen, through his ownership of Top Alpha, has purchased an additional 398,400 of our ordinary shares, and now beneficially owns 670,000 of our ordinary shares, which constitutes approximately 53.4% of our outstanding shares.

For a discussion of the self tender offer that we completed in 2017, including the sale of shares by our other then principal shareholders, see Item 4.A. “History and Development of the Company - Recent Major Developments”.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 4 , 2017, there were 26 holders of record of our ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

For information regarding our consulting agreement with Tzvi Shukhman, our former director and former CEO, see Item 6.C "Board Practices – Management and Director Services."

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	financial information

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (approximately $242,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the IIA to withdraw it. In February 2012, the IIA rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the IIA has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

Except as stated above, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Policy

On January 28, 2013, our Board of Directors authorized a special one-time dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate, payable to shareholders of record as of March 15, 2013. On February 6, 2017, we anounced that we have successfully completed our self tender offer and, as contemplated in the offer to purchase, we have accepted for purchase all of the 1,435,217 shares tendered for $1.50 per share, or approximately $2.15 million in the aggregate. The distribution of the dividend to shareholders and the self tender offer were subject to deduction of applicable withholding taxes.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth the high and low closing prices for our ordinary shares on the OTC Markets for the periods indicated:

FIVE MOST RECENT YEARS	High	Low

2012	$1.08	$0.51
2013	$1.21	$0.70
2014	$1.35	$0.90
2015	$1.05	$0.70
2016	$1.49	$1.00

QUARTERLY HIGH AND LOW SALE PRICES FOR TWO MOST RECENT YEARS AND ANY SUBSEQUENT PERIOD

First Quarter 2015	$1.00	$0.70
Second Quarter 2015	$1.05	$0.79
Third Quarter 2015	$1.01	$0.95
Fourth Quarter 2015	$1.01	$0.80
First Quarter 2016	$1.25	$1.00
Second Quarter 2016	$1.35	$1.02
Third Quarter 2016	$1.36	$1.25
Fourth Quarter 2016	$1.49	$1.16
First Quarter 2017	$1.48	$1.22

MOST RECENT SIX MONTHS

October 2016	$1.49	$1.20
November 2016	$1.35	$1.17
December 2016	$1.45	$1.16
January 2017	$1.48	$1.42
February 2017	$1.47	$1.23
March 2017	$1.32	$1.22

On April 25, 2017, the last reported sale price of our ordinary shares on the OTCQB was $1.22 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as affiliated party transactions, not less than 35 days. However, in a company that has a controling shareholder that owns more than 50% of the outstanding shares, like Metalink, shareholder meetings generally require prior notice of only 14 days with respect to matters, such as election of directors (other than external directors), for which the requisite majority to pass the resolution is a majority that will allow the controlling shareholder to direct the outcome of the vote (i.e., a simple majority).

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

Under the Industry Encouragement Law, if we qualify as an “Industrial Company” we are entitled to the following preferred corporate tax benefits, among others:

●	deduction of the cost of purchased know-how and patents over an eight-year period for tax purposes;

●	the right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies;

●	accelerated depreciation rates on equipment and buildings; and

●	deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange.

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

As of January 1, 2013,

shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) (NIS 803,520 in the 2016 tax year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for the 2017 tax year and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding ILS 640,000 (linked to the CPI each year).

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

Taxation of Non-Residents on Receipt of Dividends

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived from an Approved, Benefited or Preferred Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved or Benefited Enterprise under the Investments Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends. Dividends paid to such U.S. company from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved, Benefited or Preferred Enterprise will be subject to a 15% tax rate, provided that the above conditions are met.

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

United States Federal Income Tax Considerations

General

Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of our ordinary shares and that holds them as capital assets. For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares who or that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the law of the United States or of any State or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

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

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on that holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

●	broker-dealers, including dealers in securities or currencies;

●	insurance companies;

●	taxpayers that have elected mark-to-market accounting;

●	tax-exempt organizations;

●	financial institutions or “financial services entities”;

●	taxpayers who hold the ordinary shares as part of a straddle, "hedge", constructive sale, "conversion transaction" or other risk reduction transaction;

●	holders owning directly, indirectly or by attribution shares having at least ten percent of the total voting power of all our shares;

●	taxpayers whose functional currency is not the U.S. dollar; and

●	taxpayers who acquire our ordinary shares as compensation.

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

A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

●	if the U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date; or

●	to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004--2016 Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

A U.S. Holder who is subject to the PFIC rules and who does not make a QEF election or a mark to-market election will be subject to the following rules:

●	gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, the ordinary shares will be taxable as ordinary income;

●	the U.S. Holder will be required to allocate that dividend income and/or disposition gain ratably over the shareholder’s entire holding period for the ordinary shares;

●	the amount allocated to each year other than the year of the dividend payment or disposition will be subject to tax at the highest applicable tax rate, and an interest charge will be imposed with respect to the resulting tax liability;

●	the U.S. Holder will be subject to information reporting requirements each year and will be required to report distributions received on, and gain recognized on dispositions of, our shares; and

●	any U.S. Holder who acquired our ordinary shares upon the death of a shareholder will not receive a step-up in the tax basis of those shares to fair market value but instead, the U.S. Holder beneficiary will have a tax basis equal to the decedent’s basis, if lower.

In the case of a U.S. Holder that made, or, as described below, is treated as having made, a QEF election for the first taxable year the U.S. Holder owns our ordinary shares and we are a PFIC (that taxable year hereafter being referred to as the “First PFIC Year”), the following U.S. federal income tax consequences will arise:

●	the U.S. Holder will be required for each taxable year in which we are a PFIC to include in income a pro-rata share of our (i) net ordinary earnings as ordinary income (which income is not eligible for any 15 percent maximum tax rate applicable to certain dividends) and (ii) net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

●	the U.S. Holder will not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gains; and

●	the U.S. Holder will not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 and 2016, but not in 2004--2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "U.S. Information Reporting and Backup Withholding" below, a Non-U.S. Holder who is a beneficial owner of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, the ordinary shares, unless:

●	that item is effectively connected with the conduct by the Non-U.S. Holder of trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, that item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

●	the Non-U.S. Holder is an individual who holds the ordinary shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

●	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

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

Foreign Currency Risk

All of our sales were made in US dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional currency, and accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effect of foreign currency remeasurement is reported in current operations.

Since 2008, we have not engaged in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

For additional qualitative disclosure, see Item 5 – “Impact of Inflation and Foreign Currency Fluctuations“.

Interest Rate Risk

Historically, our exposure to market risk with respect to changes in interest rates related primarily to our short- and long-term investments and borrowings. At present, we do not have any short- and long-term investments and borrowings.

ITEM 12.	description of securities other than equity securities

Not applicable.

PART II

ITEM 13.	Defaults, DividenD arrearages and delinquencies

Not applicable.

ITEM 14.	material modifications to the rights of security holders and use of proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, which currently includes Shay Evron, our acting chief executive officer, or CEO, and our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our acting CEO and CFO as of December 31, 2016. Based upon that evaluation, our acting CEO and CFO concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our acting CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2016 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees. Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu billed us aggregate annual amounts of approximately $20,000 for each of the years 2016 and 2015 for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. Our principal accountant billed us aggregate annual amounts of approximately $3,000 for each of the years 2016 and 2015, for services relating to tax compliance, tax advice and tax planning.

All Other Fees. For 2016 and 2015, our principal accountant did not bill us for other services.

Pre-approval Policies and Procedures. Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As described in Item 4A above, in February 2017, we completed our self tender offer and purchased all of the 1,435,217 shares tendered for $1.50 per share, or a total consideration of approximately $2.15 million.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	financial statements

Our financial statements and related auditor’s report for the year ended December 31, 2016 are enclosed as part of this annual report.

ITEM 19.	exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended and restated as of February 22, 2010 (translated from Hebrew) (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

1.2	Articles of Association, as amended and restated as of January 16, 2012 (incorporated herein by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).

4.1	2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the Registrant's Report on Form 20-F, filed with the SEC on June 26, 2003).

4.2	2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant's Report on Form S-8, filed with the SEC on April 1, 2004).

4.3	Consulting Services Agreement, dated January 1, 2012, between the Registrant and Mr. Tzvi Shukhman (incorporated herein by reference to Exhibit 4.17 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).

4.4	Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8*	List of Subsidiaries.

11	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant's Annual Report on Form 20-F filed with the SEC on April 30, 2012).

12*	Certification by CEO and CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13**	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15*	Consent of Brightman Almagor Zohar & Co., independent auditors.

101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

* Filed herewith.

** Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

METALINK LTD.

We have audited the accompanying balance sheets of Metalink, Ltd ("the Company") as of December 31, 2016 and 2015 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our conclusion, we draw attention to Note 1 in the financial statements which indicates the lack of business activity as of the reporting date and the date of approval of the financial statements.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

April 26, 2017

F-2

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$4,347	$4,573
Other receivables	-	2
Prepaid expenses	10	9
Total current assets	4,357	4,584

Total assets	$4,357	$4,584

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses (Note 6)	$194	$169
Total current liabilities	194	169

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized, 2,780,707 shares issued and 2,690,857 shares outstanding as of December 31, 2016 and December 31, 2015)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,853)	(144,601)
	14,048	14,300
Treasury stock, at cost: 89,850 shares as of December 31, 2016 and December 31, 2015	(9,885)	(9,885)
Total shareholders' equity	4,163	4,415
Total liabilities and shareholders' equity	$4,357	$4,584

/s/ Joseph Winston	/s/ Shay Evron
Joseph Winston Chairman of the Board	Shay Evron CFO & Acting CEO

The accompanying notes are an integral part of the financial statements

F-3

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share data)

	Year ended December 31,
	2016	2015	2014

Revenues (Note 9)	$-	$506	$34
Cost of revenues (Note 9)	-	217	23

Gross profit (loss)	-	289	11

Sales and marketing	-	84	3
General and administrative	291	175	272

Operating profit (loss)	(291)	30	(264)

Financial income , net	39	12	-
Net profit (loss)	$(252)	$42	$(264)

Per share data-

Basic and Diluted earnings (loss)	$(0.094)	$0.016	$(0.098)
Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	2,690,857	2,690,857	2,690,857

The accompanying notes are an integral part of the financial statements

F-4

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	Outstanding	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	deficit	Total
Balance at January 1, 2014	2,780,707	89,850	790	158,111	(9,885)	(144,379)	4,637

Changes during 2014:
Net loss for the year	-	-	-	-	-	(264)	(264)
Balance at December 31, 2014	2,780,707	89,850	790	158,111	(9,885)	(144,643)	4,373
Changes during 2015:
Net profit for the year	-	-	-	-	-	42	42
Balance at December 31, 2015	2,780,707	89,850	790	158,111	(9,885)	(144,601)	4,415
Changes during 2016:
Net loss for the year	-	-	-	-	-	(252)	(252)
Balance at December 31, 2016	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,853)	$4,163

The accompanying notes are an integral part of the financial statements

F-5

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$(252)	$42	$(264)
Adjustments to reconcile net income to net cash used in operating activities (Appendix)	26	(6)	-
Net cash provided by (used in) continuing operating activities	(226)	36	(264)

Increase (Decrease) in cash and cash equivalents	(226)	36	(264)
Cash and cash equivalents at beginning of year	4,573	4,537	4,801
Cash and cash equivalents at end of year	$4,347	$4,573	$4,537

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization	$-	$-	$2

Changes in operating assets and liabilities:

Decrease (increase) in assets:
Other receivables and prepaid expenses	1	15	(20)
Inventories	-	176	(64)
Increase (decrease) in liabilities:
Trade accounts payable	(2)	(70)	72
Other payables and accrued expenses	27	(127)	10

	$26	$(6)	$-

The accompanying notes are an integral part of the financial statements

F-6

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

Metalink Ltd. (the "Company") is an Israeli company, which until the sale of the WLAN operations described below in February 2010 was engaged in the WLAN business and since then, conducted only limited business activities related to its DSL business, which, since March 2015, it no longer conducts. Until March 2015, the Company operated in one business segment and generated revenues from the sale of its products mainly in Asia. The Company's current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of its affiliates, and, to a limited extent, voluntary liquidation.

Sales of the WLAN operation

On February 15, 2010 the Company has completed the sale of the wireless local area network (WLAN) business to Lantiq, a then newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,604 in cash as follows:

●	$5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor.

●	$2,000 was paid throughout the year 2010;

●	Earn-out payments of up to an aggregate $8,000, contingent upon the acquired business achievement of specified performance targets through March 2012. Those targets were not achieved.

Since then and until 2015 the Company has continued to support only its DSL activities. In the beginning of 2015 the Company shipped its last purchase order of DSL chips which marked the last order that will be received in the future for its DSL chips. Since then, the Company had no revenue - producing operations.

On March 8, 2010 the NASDAQ staff informed the Company that it has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders' equity requirement in Listing Rule 5550(b)(1). On April 21, 2011, the company's ordinary shares were delisted from The NASDAQ Capital Market and are currently quoted on the "OTCQB" market under the symbol "MTLK".

F-7

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured into dollars in accordance with the principles set forth in Accounting Standards Codification ("ASC") No. 830 (“Foreign Currency Matters”). All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

C.	Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

D.	Net Profit (Loss) Per Ordinary Share

Basic and diluted net profit (loss) per share have been computed in accordance with ASC No. 260-10 (formerly SFAS No. 128, “Earnings per Share”) using the weighted average number of ordinary shares outstanding. Basic profit (loss) per share excludes any dilutive effect of options and warrants.

F-8

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Stock-based compensation

The Company applies ASC No. 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profits (loss) for the years ended December 31, 2016, 2015 and 2014 includes $0 of compensation expenses related to the Company’s share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2016, 2015 and 2014:

	2 0 1 6	2 0 1 5	2 0 1 4

Risk-free interest rate	None	None	None
Expected life (in years)	None	None	None
Expected volatility	None	None	None
Expected dividend yield	None	None	None

The Company determines the expected life used in fair valuation of newly granted awards, based on its past experience.

The Company believes that this calculation provides a reasonable estimate of expected life for the Company’s employee stock options. No adjustments to previous years' assumptions have been made.

The grant date fair value of the Restricted Stock Units (RSU) was determined using the closing price of the Company’s stock on the day of issuance.

The Company determined the risk-free interest rate in accordance with ASC No. 718-10. The Company uses U.S. treasury zero-coupon issues with remaining time equal the expected term.

F.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling goods or services

The Company applies ASC No. 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2016, 2015 and 2014 were $0.

F-9

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)	As of December 31, 2016, the Company had cash and cash equivalents that totaled to $4,347 all of which are deposited in a major Israeli financial institution. As of December 31, 2015, the Company had cash and cash equivalents that totaled to $4,573 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

H.	Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or substantially similar to their carrying amounts.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

In August 30, 2011, the Company received a letter from Tmura Fund, operating within the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy) (the "IAA") according to which - the Company is required to pay the IAA a sum of $247 for royalties on the basis of income derived from the sale of the WLAN business to Lantiq.

On September 15, 2011 the Company replied that it disagrees with the IAA position.

Until this day, the disagreement has not been resolved. The Company is of the opinion that the demand has no merits and intends to vigorously defend its case. The Company recorded a provision, included in other payables and accrued expenses, intended for legal claims against the company including the above mentioned demand dated August 30, 2011, which Company's management believes is sufficient under the circumstances.

F-10

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 4 - SHARE CAPITAL -

Stock Options

(i)	In January 2012 the Company granted its former CEO, Tzvika Shukhman, options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options vested fully on December 31, 2013; (iii) the options expiration date is set 10 years from date of grant, i.e. December 31, 2021 (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan. Those options are treated as equity instruments issued to other than employees.

(ii)	During 2012 the Board of Directors decided to grant its former director, Hudi Zak, options to purchase up to 12,500 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options are all fully vested upon the grant; (iii) the options expiration date is set 10 years from date of grant; and (iii) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan.

A summary of the status of the Company's stock option plans to employees and directors of the Company as of December 31, 2016, 2015 and 2014 and changes during the years then ended are as follows:

F-11

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 4 - SHARE CAPITAL (Cont.)

	December 31, 2016		December 31, 2015		December 31, 2014
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at beginning of year	112,500	-	112,500	-	112,500	-
Granted during year	-	-	-	-	-	-
Forfeited during year	-	-	-	-	-	-
Exercised during year	-	-	-	-	-	-

Outstanding at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Options exercisable at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Weighted average fair value of options & RSU granted during year	-		-		-
Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		-

F-12

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5 - TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 25% in 2016 (regular "Company Tax"). In December 2016, a legislation to amend the corporate income tax law was published. The legislation determined a decrease of the corporate income tax law as of January 1, 2017 to 24% (1% decrease) and as of January 1, 2018 to 23% (additional 1% decrease).

B.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousands)
Net profit (loss) as reported in the statements of operations	$(252)	$42	$(264)
Statutory tax rate	25.0%	26.5%	26.5%
Income Tax under statutory tax rate	$(63)	$11	$(70)

Less full valuation allowance	63	(11)	70

Actual income tax	$-	$-	$-

F-13

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5 - TAXES ON INCOME (Cont.)

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

Tax loss carry forwards of the Company are $186 million (NIS 723 million) for December 2014, $185 million (NIS 723 million) for December 2015 and expected to be $188 million (NIS 723 million) for December 2016. This loss is unlimited in duration, denominated in nominal NIS.

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2012.

NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2 0 1 6	2 0 1 5
	(in thousands)

Payroll and related amounts	$18	$11
Accrued expenses	176	158
	$194	$169

F-14

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 7 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousands)
Revenues:
Taiwan	$-	$506	$34
	$-	$506	$34

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Customer A	NA	100%	100%

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousands)

Materials and production expenses	-	$187	$9
Other manufacturing costs	-	15	12
	-	202	21
Royalties to the Government of Israel	-	15	2
	-	$217	$23

F-15

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 8 - RELATED PARTIES

Payroll and related amounts to related parties in 2016, 2015 and 2014 were $0, $105 and $103, respectively.

NOTE 9 - SUBSEQUENT EVENTS

On December 29, 2016, we announced the commencement of the previously-announced self-tender offer to purchase up to 1,945,000 of our ordinary shares for $1.50 per share.

On February 6, 2017, we announced that we have successfully completed our self-tender offer. As contemplated in the offer to purchase, we have accepted for purchase all of the 1,435,217 shares tendered for a total consideration of approximately $2.15 million. The shares purchased represented approximately 53.3% of the 2,690,857 shares issued and outstanding as of immediately prior to the consummation of the tender offer. Consequently, to our knowledge, (1) Mr. Daniel Magen became our largest beneficial owner, owning, in the aggregate, 670,000 ordinary shares, representing approximately 53.4% of the issued and outstanding shares of Metalink, and (2) each of Uzi Rozenberg, the former Chairman of our Board of Directors, and Tzvi Shukhman, a former member of the Board of Directors, who were also principal shareholders of Metalink prior to completion of the tender offer, no longer hold any shares of Metalink (but see Item 7 – Major Shareholders for details about the stock options held by Mr. Shukhman).

On March 9, 2017, we held a special meeting of shareholders at which Messrs. Joseph Winston, Daniel Magen and Roy Kol were elected as new directors, replacing Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar. Following the meeting, our Board of Directors nominated Mr. Winston to serve as the Chairman of our Board of Directors.

F-16

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metalink Ltd.

Date: April 26, 2017	By:	/s/ Shay Evron
	Name:	Shay Evron
	Title:	Acting Chief Executive Officer, Chief Financial Officer

57