Form 20-F
period 2017-12-31
METALINK LTD
filed 2018-04-26
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel

(Address of principal executive offices)

Attn: Daniel Magen, Tel: +972-72-2117400 Fax: +972-9-8877326, Haaliya 24, Beit-Yitzhak 4292000, Israel

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017):

1,255,640 Ordinary Shares, NIS 1.0 par value per share (excluding 1,525,067 treasury shares)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

Exchange Rate

On December 31, 2017, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.467 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

●	statement of income data for the years ended December 31, 2015, 2016 and 2017; and

●	balance sheet data as of December 31, 2017 and 2016.

The following selected data is derived from our audited financial statements that are not included in this annual report:

●	statement of income data for the years ended December 31, 2013 and 2014; and

●	balance sheet data as of December 31, 2013, 2014 and 2015.

You should read the following selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

	Year Ended December 31,*
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$0	$34	$506	$0	$0
Cost of revenues:
Costs and expenses	15	21	202	-	-
Royalties to the Government of Israel	-	2	15	-	-
Total cost of revenues	15	23	217	0	0
Gross profit (loss)	(15)	11	289	0	0
Operating expenses:
Sales and marketing	-	3	84	-	-
General and administrative	308	272	175	291	194
Other expenses	-	-	-	-	-
Total operating expenses	308	275	259	291	194
Operating profit (loss)	(323)	(264)	30	(291)	(194)
Financial income (expenses), net:	18	-	12	39	4
Net profit (loss) from continuing operation	($305)	($264)	$42	$(252)	$(190)
Per share data:
Basic and diluted earnings (loss)	($0.11)	($0.10)	$0.02	($0.09)	($0.14)
Shares used in computing loss per ordinary share:
Basic and diluted	2,690,857	2,690,857	2,690,857	2,690,857	1,401,128

	As of December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,801	$4,537	$4,573	$4,347	$1,966
Short-term investments	-	-	-	-	-
Working capital	4,636	4,373	4,415	4,163	1,820
Total assets	4,921	4,739	4,584	4,357	1,966
Shareholders’ equity	4,637	4,373	4,415	4,163	1,820

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We sold our WLAN business to Lantiq in February 2010. Since then, we conducted only limited business activities related to our DSL business, which, since March 2015, we no longer conduct. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation. In particular, our Board of Directors has determined to focus on exploring a possible business combination with an operating company. See also below under “We may not be successful in executing our plan of operations”.

We may not be successful in executing our plan of operations.

Since February 2010, we have not been able to identify and consummate a suitable business opportunity in accordance with our plan of operations and there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or to otherwise execute our plan of operations. While our plan of operation is to consider strategic transactions and opportunities, we have not determined to pursue any particular opportunities at this time. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a strategic transaction that will not necessarily provide us or our shareholders with significant financial benefits in the short or long term. In the event that we will complete a business combination with an operating company, the success of our operations is likely to be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all, or that we will otherwise be successful in executing our plan of operations. In addition, if we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing because a business combination normally will involve the issuance of a significant number of additional Metalink shares and may require us to raise funds through a public or private financing. See also above under “We currently do not engage in any business” and below under “We have a controlling shareholder”.

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $0.04 million for the year ended December 31, 2015, we incurred a loss from continuing operations of approximately $0.2-$0.3 million for each of the years ended December 31, 2017, 2016, 2014 and 2013. Even if we are able to regain and sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2017, was approximately $145.1 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2017, we held approximately $1.97 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposit do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

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

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2018, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

Our ordinary shares are currently quoted on the over-the-counter market in the Pink Open Market (also known as the Pink Sheets), or OTC Pink, which is operated by OTC Markets Group, Inc. OTC Pink is a market tier of OTC Markets for various companies, including those that are registered with and reporting to the SEC like us and others that are delinquent in their filings. Securities traded on the OTC Pink market typically have low trading volumes and reduced liquidity. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike the NASDAQ Stock Market and the various international stock exchanges, there are no corporate governance requirements imposed on OTC Pink-listed companies.

Our ordinary shares are subject to the “penny stock” rules of the SEC, which makes transactions in our ordinary shares cumbersome and may reduce the value of our shares.

Rule 3a51-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The market price of our ordinary shares on the OTC Pink has been substantially less than $5.00 per share and we do not currently meet any of the other rule exclusions, and therefore our ordinary shares are currently subject to the “penny stock” rules of the SEC. For as long as they are subject to such rules, transactions in our ordinary shares are cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock like ours, unless exempt, Rule 15g-9 of the Exchange Act generally requires:

●	that a broker or dealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

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

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in our market value for as long as we are subject to the said “penny stock” rules.

Substantial future sales of our ordinary shares may depress our share price.

As of April 1, 2018, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2017. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2017. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and some of its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region have been experiencing increased political instability, which led to changes in government in some of these countries and the ongoing war in Syria, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might affect us, such as by detering potential targets from effecting a business combination with an Israeli company like us.

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

We have received in the past royalty-bearing grants from the Government of Israel through the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy, or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984, and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, any non-Israeli who becomes an “interested party” in Metalink (e.g., a holder of 5% or more of our share capital) is generally required to notify the IIA and to undertake to observe the R&D Law governing the grant programs of the IIA, the principal restrictions of which are the transferability limits described above in this paragraph. The IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

Also, as more fully described in Item 8-A-“Legal Proceedings,” in August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $271,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

ITEM 4.	information on the company

A.	History and Development of the Company

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. Our principal executive offices are located at Kinneret 5, Bnei Brak, Israel. Our telephone number is 972-72-2117400.

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

Recent Major Developments

Below is a summary of the major developments in Metalink since January 1, 2017:

●	On February 6, 2017, we anounced that we have successfully completed our self tender offer. As contemplated in the offer to purchase, we have accepted for purchase all of the 1,435,217 shares tendered for a total consideration of approximately $2.15 million. The shares purchased represented approximately 53.3% of the 2,690,857 shares issued and outstanding as of immediately prior to the consummation of the tender offer. Consequently, to our knowledge, (1) Mr. Daniel Magen became our largest beneficial owner, owning, in the aggregate, 670,000 ordinary shares, representing approximately 53.4% of the issued and outstanding shares of Metalink, and (2) each of Uzi Rozenberg, the former Chairman of our Board of Directors, and Tzvi Shukhman, a former member of the Board of Directors, who were also principal shareholders of Metalink prior to completion of the tender offer, no longer hold any shares of Metalink (but see Item 7 – Major Shareholders for details about the stock options held by Mr. Shukhman).

●	On March 9, 2017, we held a special meeting of shareholders at which Messrs. Joseph Winston, Daniel Magen and Roy Kol were elected as new directors, replacing Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar. Following the meeting, our Board of Directors nominated Mr. Winston to serve as the Chairman of our Board of Directors.

●	On December 11, 2017, we reported that, as part of our cost-reduction plans, Shay Evron, who acted as our Chief Financial Officer since June 2011 and as our Acting Chief Executive Officer since March 2015, will no longer continue in such positions. Mr. Evron was providing such services as part of the Company’s engagement with an affiliate of Fahn Kanne- Grant Thornton Israel for the provision of these officer services (as well as other financial and accounting services to the Company, which are expected to continue).

●	On January 3, 2018, we reported that our board of directors has nominated Mr. Danny Magen as our Chief Executive Officer and Chief Financial Officer, effective December 28, 2017. Mr. Magen is not entitled to any compensation for serving in such roles.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2017, 2016 and 2015.

During 2015, 2016 and 2017, we did not make any significant divestitures.

B.	Business Overview

Overview

We sold our WLAN business to Lantiq in February 2010. Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation. In particular, our Board of Directors has determined to focus on exploring a possible business combination with an operating company.

We previously marketed and sold DSL chipsets used by manufacturers of telecommunications equipment. In March 2015, we completed the delivery of our DSL products to a customer. In exchange therefor we received a payment of approximately $450,000, which we recognized in the first quarter of 2015. This order marks the last order that we will receive for our DSL products, which were the subject of an “end of life” notice that we issued in early 2008.

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

Customers

All of our sales in 2014 and 2015 were to one customer in Taiwan. We had no sales since 2016.

Sales and Marketing

All of the products we sold during the year ended December 31, 2015 were to one customer. During the year ended December 31, 2016 and 2017, we did not sell any of our products.

Research and Development

Since the sale of the WLAN business to Lantiq in February 2010, we are not engaged in any research and development activites.

The Government of Israel, through the IIA, encourages research and development projects. Since 1995, we received grants from the IIA for the development of our products, including DSL products. In addition, we were engaged in a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See Item 5.A under “Government Grants” and Item 5.C under “Grants from the IIA”.

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

Proprietary Rights

We used to rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. We do not currently own any registered trademarks or registered copyrights.

In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

One of our existing U.S. patents expired in 2015. Our other two U.S. patents will expire during 2018.

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

Israeli Innovation Authority. See Item 5.C under “Grants from the IIA”.

C.	Organizational Structure

We currently have no active subsidiaries.

D.	Property, Plants and Equipment

In November 2017, our offices relocated to Bnei Brak, Israel, as part of our engagement with Daniel Magen to provide CFO and CEO services to the Company, without remuneration.

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

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2017 and related notes for the year then ended included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Overview

General

We sold our WLAN business to Lantiq in February 2010. Since then, we conducted only limited business activities related to our DSL business. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation.

Revenues in 2017 and 2016 were $0. The lack of revenues was due to the fact that our sale in 2015 was the last purchase order to receive for our DSL products.

Operating loss for 2017 was $194,000, compared to an operating loss of $291,000 in 2016. This decrease was mainly due to the decrease of our operating expenses.

As of December 31, 2017 we had approximately $2.0 million in cash and cash equivalents. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2018 Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2018 and beyond.

Plan of Operations. Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation. There is no assurance that any of these alternatives will be pursued or, if one is pursued, what the timing thereof would be or the terms on which it would occur.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. GAAP. A change in those accounting rules can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates.

However, we currently did not identify any critical accounting policies that require significant judgments and estimates used in the preparation of our financial statements.

A.	Operating Results

General

The following discussion of our results of operations for the years ended December 31, 2017, 2016 and 2015, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2015		2016		2017

Revenues	506	100%	0	0%	0	0%
Cost of revenues:
Costs and expenses	202	40	-	-	-	-
Royalties to the Government of Israel	15	3	-	-	-	-
Total Cost of revenues	217	43	-	-	-	-
Gross profit	289	57	-	-	-	-
Operating expenses:
Sales and marketing	84	17	-	-	-	-
General and administrative	175	34	291	-	194	-
Other expenses	-	-	-	-	-	-
Total operating expenses	259	51	291	-	194	-
Operating profit (loss)	30	6	(291)	-	(194)	-
Financial income, net	12	2	39	-	4	-
Net profit (loss)	42	8%	(252)	0%	(190)	0%

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

Financial Income, Net. In 2017, 2016 and 2015, financial income, net was primarily attributable to interest income, exchange rates differences and balance annulments.

Taxes. Israeli companies were subject to corporate tax at the rate of 25% for the year 2016. For 2017, the corporate tax rate was decreased to 24% and starting 2018 and thereafter the corporate tax rate is expected to further decrease to 23%. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues. There were no revenues in 2017 and in 2016. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2017 and in 2016.

Operating Expenses. Operating expenses were $0.19 million in 2017, compared with $0.29 million in 2016. This slight decrease was primarily due to one-time expenses associated with our voluntary liquidetion plan we pursued during 2016 and the preparations we commenced in late 2016 for the self tender offer we conducted in early 2017.

Financial Income, net. Financial income, net was $0.004 million in 2017, compared with $0.04 million financial income in 2016. This decrease was primarily due to $0 interest income that reduced the net income in 2017.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues. There were no revenues in 2016, compared with revenues of $0.51 million in 2015. This decrease was due to completion of delivery of our last DSL products order, which was the subject of an “end of life” notice we issued already in early 2008.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
New Israeli Shekel (NIS)	(7.6%)	10.7%	0.3%	(1.5%)	(10.9%)
Euro	(4.3%)	12.0%	10.2%	3.2%	(14.0%)

Israeli Consumer Price Index	1.8%	(0.2%)	(1.0%)	(0.2%)	0.4%

A revaluation of the NIS in relation to the dollar, as was the case in 2013, 2016 and 2017, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2014 and 2015, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2013-2017, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 26.5% for the year 2015. For 2016 the corporate tax rate was set at 25%. For 2017, the corporate tax rate was 24% and from 2018 onwards it is expected to be 23%.

In 1994, our facility was granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the “approved enterprise” status period as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the “approved enterprise” status period. Consequently we were eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year. The period of tax benefits with respect to our approved enterprise has not commenced, because we have yet to realize taxable income in Israel.

As a result of the foregoing and of our accumulated tax loss carry-forwards (which totaled approximately $209 million at December 31, 2017), our loss in the year 2017 and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2017 tax year.

Israeli Government Grants

We used to conduct a substantial part of our research and development operations in Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the IIA. The IIA provided us grants for research and development efforts of approximately $1.9 million for the year ended December 31, 2009 (20% of total research and development expenses), $0.1 million for the year ended December 31, 2010 (86% of total research and development expenses) and none for the year ended December 31, 2011 and thereafter.

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

We paid or accrued to the IIA $0 for 2017 and 2016, and $16,000 for 2015. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents of $2.0 million, $4.3 million and $4.6 million as of December 31, 2017, 2016 and 2015, respectively. It should be noted that as of each of those dates we did not have any short-term or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the IIA (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2017, 2016 and 2015. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2017, 2016 and 2015.

Net cash used in operating activities was $228,000 and $226,000 for the years ended December 31, 2017 and 2016, respectively. Net cash provided by operating activities was $36,000 for the year ended December 31, 2015.

Net cash used in investing activities was $2,153,000 for the year ended December 31, 2017, primarily related to the self tender offer we completed in February 2017. There was no cash provided by or used in investing activities for each of the years ended December 31, 2016 and 2015. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

There was no cash used in financing activities for each of the years ended December 31, 2017, 2016 and 2015.

Outlook

In light of several factors, primarily our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next twelve months.

C.	Research and Development, Patents and Licenses, etc.

Grants from the IIA

The Government of Israel encourages research and development projects through the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy, or the IIA, pursuant to the R&D Law. Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and the R&D Law.

Generally, grants from the IIA constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these IIA projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

The R&D Law also provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA (such approval is not required for the sale or export of any products resulting from such research or development) and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may generally be obtained, in the following cases: (a) the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), or (b) the grant recipient receives know-how from a third party in exchange for its IIA-funded know-how. Such approval is not required for the export of any products resulting from such research or development.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient and requires a non-Israeli interested party to undertake to the IIA to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “Control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of Control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law.

A major amendment to the R&D Law entered into force on January 1, 2016. This amendment may create uncertainty in respect of the terms of our existing and/or future IIA programs and incentives we may be eligible for as it empowers the IIA to issue new guidelines in connection therewith.

See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

D.	Trend Information

See Item 5A – “Operating Results – Overview – 2017 Outlook.”

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

F.	Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2017.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	39	Chairman of the Board of Directors
Daniel Magen	47	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	35	Director
Orly Etzion*	56	External Director

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

Daniel Magen has served as our director since March 2017. Effective December 2017, Mr. Magen also serves as our Chief Executive Officer and Chief Financial Officer. He currently also serves as the sole director of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Magen has a B.A. in economics and accounting from Tel Aviv University. Mr. Magen is a certified public accountant.

Roi Kol has served as our director since March 2017. He is the VP Investments of Top Alpha Investment House, an affiliate of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Kol has a B.A. in economics with a specialty in business management from Ben Gurion University. Mr. Kol holds a portfolio management license from the Israel Securities Authority.

Orly Etzion has served as our external director since December 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People’s Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University, an LLB degree from The Academic Center Of Law & Science, an M.B.A. degree, specializing in Finance, from The Colman College and she is an Israeli Attorney.

Additional Information

On March 9, 2017, we held a special meeting of shareholders at which Messrs. Winston, Magen and Kol were elected as new directors, replacing Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar. Following the meeting, our Board of Directors nominated Mr. Winston to serve as the Chairman of our Board of Directors.

On December 28, 2017, we held a meeting of the Board of Directors at which Mr. Magen was appointed as new CFO and CEO without remuneration, replacing Mr. Shay Evron.

The term of Mr. Yehuda Haiman, who served as our external director since January 2012, expired on December 22, 2017 and we intend to convene a shareholder meeting to appoint a new external director to replace him.

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

General

The aggregate remuneration we paid for the year ended December 31, 2017 to our directors and executive officers (six persons during 2017), was $0 in salaries, fees, commissions and bonuses (excluding our CFO, who was hired through an external CPA firm that provides services to Metalink). There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

Members of our Board of Directors (other than external directors) who are not executive officers do not receive compensation for their service on the Board of Directors or any committee of the Board of Directors. External directors are entitled to receive (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 25,000 (equivalent to approximately $7,142) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 1,590 per meeting attended (equivalent to approximately $454). No directors have arrangements to receive benefits upon termination of employment.

See Item 6.C “Board Practices – Management and Director Service Contracts” for information regarding our consulting contract with Mr. Tzvi Shukhman, our former director and former CEO.

Compensation of Executive Officers

We only had one executive officer during 2017 (until his replacement in December 2017), who was engaged through a consultancy arrangement with the firm he works with. The table below reflects the compensation granted to him during or with respect to the year ended December 31, 2017. We refer to this individual for whom disclosure is provided herein as our “Covered Executive”.

All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2017.

Name and Principal Position(1)	Consultancy Fees ($)	Bonus ($)(2)	Total ($)
Shay Evron, CFO and Acting CEO(3)	38,019	N/A	38,019

(1)	Neither of our Covered Executives is engaged on a full-time (100%) basis.

(2)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective arrangements.

(3)	Paid to Fahn Kanne Consulting Ltd. a subsidiary of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd. (Grant Thornton International), as part of CFO, bookkeeping and administration services, provided to us. Effective as of March 31, 2015 until his termination in December 2017, Mr. Evron also served as our Acting CEO.

C.	Board Practices

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

According to our articles of association, our Board of Directors may consist of between four (4) and nine (9) directors. Our Board of Directors currently consists of four (4) directors.

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

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise”. Our current external director is Orly Etzion, who was re-elected to a three-year term in December 2015. Our additional external director was Yehuda Haiman, who was re-elected to a three-year term in December 2014 and whose term expired in December 2017. A new external director is expected to be appointed at our next shareholders meeting. We have determined that Ms. Etzion has the requisite “accounting and financial expertise”.

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

The duties of the audit committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the board, assessing the company’s internal audit system and the performance of its internal auditor, and as more fully described below, approval of certain interested party transactions. An interested party is defined in the Companies Law to include 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager.

Our Audit Committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other:

●	Overseeing financial and operational matters involving accounting, corporate finance, internal and independent auditing, internal control over financial reporting, compliance and business ethics; and

●	Authority to oversee the Company’s independent registered public accounting firm and recommend to our shareholders to appoint or remove them.

Our Audit Committee consists of Orly Etzion and, until, December 2017, Yehuda Haiman. At present, our Board of Directors has not appointed second and third members.

Our Board of Directors has determined that Ms. Etzion qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

Our Audit Committee meets when required.

Compensation Committee

Under the Companies Law, our Board of Directors is required to appoint a compensation committee, which must be comprised of at least three directors, including all of the external directors and whose other members must satisfy certain independence standards under the Companies Law, and the chairman of which is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to review, from time to time, modifications to the compensation policy and examine its implementation; to approve the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.

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

Approval of Office Holder Compensation

Under the Companies Law, every Israeli public company was required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than January 2014. The shareholder approval requires a majority of the votes cast by shareholders, provided that either (i) the shares voted in favor of the resolution include at least a majority of the shares voted by shareholders who are not controlling shareholders and do not have a “personal interest” in such matter or (ii) the total number of shares voted against such matter by said group of disinterested shareholders does not exceed two percent of the voting rights in the company. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. To date, we have not sought shareholder approval for any compensation policy primarily because we believe that we are exempt from such requirement.

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

We currently do not have director’s and officer’s liability insurance. We entered into indemnification and exculpation agreements with our directors (other than Messrs. Magen and Kol) and executive officers in accordance with our articles of association.

Management and Director Service Contracts

We receive chief executive officer and chief financial officer services from Mr. Magen, for noremunaration.

Mr. Evron, our former Chief Financial Officer and Acting Chief Executive Officer, who was appointed in June 2011 as part of the Company’s engagement with an affiliate of Fahn Kanne-Grant Thornton Israel to provide CFO and other financial and accounting services to the Company, was replaced by Mr. Magen in December 2017 as part of our cost-reduction activities. Fahn Kanne-Grant Thornton Israel continues to provide bookkeeping and other financial and accounting services to the Company.

Except as set forth above, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

D.	Employees

Since January 2012, we do not have any employees. Rather, all of our personnel are composed of the Chief Executive Officer and the Chief Financial Officer, whom we engaged (through Top Alpha) for no remuneration since December 2017.

E.	Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2018. The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2018 (excluding 1,435,217 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen	670,000	53.4%
Joseph Winston	-	-
Roi Kol	-	-
Orly Etzion	-	-
Directors and Officers as a group (consisting of 4 persons)	670,000	53.4%

*	Less than 1%.

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2018.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2018, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

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

In 2015, 2016 and 2017, we did not grant any options to purchase ordinary shares. As of April 1, 2018, options to purchase 112,500 ordinary shares, at exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021. These options were granted to Mr. Shukhman, our former CEO, and to Mr. Zack, our former Director.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2018 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen(3)	670,000	53.4%
Tzvi Shukhman(4)	100,000	7.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by pursuant to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2018 (excluding 1,435,217 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

(4)	Consists of options exercisable into 100,000 ordinary shares, at exercise price per share of $1.50, all of which are fully vested and expires on December 31, 2021.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2018, there were 26 holders of record of our ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees

B.	Related Party Transactions

For information regarding our consulting agreement with Tzvi Shukhman, our former director and former CEO, see Item 6.C “Board Practices – Management and Director Services.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	financial information

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (approximately $271,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the IIA to withdraw it. In February 2012, the IIA rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the IIA has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth the high and low closing prices for our ordinary shares on the OTC Markets for the periods indicated:

FIVE MOST RECENT YEARS

	High	Low

2013	$1.21	$0.70
2014	$1.35	$0.90
2015	$1.05	$0.70
2016	$1.49	$1.00
2017	$1.48	$1.05

QUARTERLY HIGH AND LOW SALE PRICES FOR TWO MOST RECENT YEARS AND ANY SUBSEQUENT PERIOD

First Quarter 2016	$1.25	$1.00
Second Quarter 2016	$1.35	$1.02
Third Quarter 2016	$1.36	$1.25
Fourth Quarter 2016	$1.49	$1.16
First Quarter 2017	$1.48	$1.22
Second Quarter 2017	$1.27	$1.22
Third Quarter 2017	$1.25	$1.05
Fourth Quarter 2017	$1.10	$1.06
First Quarter 2018	$1.06	$0.96

MOST RECENT SIX MONTHS

October 2017	$1.06	$1.06
November 2017	$1.06	$1.06
December 2017	$1.10	$1.06
January 2018	$1.06	$1.01
February 2018	$1.03	$1.02
March 2018	$1.03	$0.96

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On April 21, 2011, our ordinary shares were delisted from The NASDAQ Capital Market and became quoted on the OTCQB under the symbol “MTLK” and, since January 1, 2018, are quoted on the OTC Pink.

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

Shareholders’ Meetings and Resolutions

Our annual general meetings are required to be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place determined by our board. All general meetings other than annual general meetings are called extraordinary general meetings. Our board may, whenever it thinks fit, convene an extraordinary general meeting at such time and place as it determines, and shall be obligated to do so upon a requisition in writing in accordance with the Companies Law.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special tender offer” if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a “full tender offer” for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the ITA has indicated that it does not recognize the OTC Bulletin Board or the OTC Pink as a “stock exchange” for purposes of the Tax Ordinance. However, the ITA has indicated that it will view securities quoted on the OTC Bulletin Board or the OTC Pink as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Capital Market), such as our ordinary shares.

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at anytime during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year, which equated to NIS 807,143 in the 2017 tax year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for the 2017 tax year and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding ILS 640,000 (linked to the Israeli CPI each year, which equated to NIS 614,880 in 2018).

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

For information with respect to the applicability of High Income Tax on distribution of dividends, see - “Capital Gains Tax” above.

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

This summary is not a comprehensive description of all of the tax considerations that may be relevant to each individual investor’s decision to purchase, sell or hold ordinary shares. We recommend that owners of our ordinary shares consult their own tax advisers with respect to the U.S. federal, state and local tax consequences, as well as non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares applicable to their particular tax situations.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on that holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

●	broker-dealers, including dealers in securities or currencies;

●	insurance companies;

●	taxpayers that have elected mark-to-market accounting;

●	tax-exempt organizations;

●	financial institutions or “financial services entities”;

●	taxpayers who hold the ordinary shares as part of a straddle, “hedge”, constructive sale, “conversion transaction” or other risk reduction transaction;

●	holders owning directly, indirectly or by attribution shares having at least ten percent of the total voting power of all our shares;

●	taxpayers whose functional currency is not the U.S. dollar; and

●	taxpayers who acquire our ordinary shares as compensation.

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

Taxation of Dividends Paid on Ordinary Shares

In the event of dividend distribution, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as a dividend the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of those earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the ordinary shares and, to the extent in excess of that basis, will be treated as a gain from the sale or exchange of the ordinary shares. The legislation until the end of 2010 provided that dividend income generally would be taxed to noncorporate taxpayers at the rates applicable to long-term capital gains, provided certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or in the preceding year) are satisfied. Dividends received after 2010 will be taxable as ordinary income.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between that U.S. Holder’s basis in the ordinary shares, which is usually the U.S. dollar cost of those shares, and the amount realized on the disposition. A disposition of the ordinary shares will be considered to occur on the “trade date”, regardless of the U.S. Holder’s method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and may therefore realize foreign currency gain or loss, unless that U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating that foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the ordinary shares held more than one year is long-term capital gain. Long-term capital gains of noncorporate taxpayers are eligible for reduced rates of taxation.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2017. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S holder. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania. Continuation of a QEF election requires ongoing annual filing of the PFIC annual information statement that we provide. Even if a QEF election is not made, a shareholder in a PFIC who is a United States person must satisfy information reporting requirements to the IRS every year. During January 2002, 2003 and 2004, we sent to our shareholders the required information to report income and gain under a QEF election – a “PFIC Annual Information Statement” for the years 2001, 2002, and 2003, respectively.

We did not have net ordinary earnings or net capital gain for our 2001-2003 taxable years. Therefore, any U.S. Holder who made a timely QEF election for those periods was not required to include any amount in income in those years as a result of that election.

Alternatively, provided our ordinary shares qualify as marketable stock, a U.S. Holder can elect to mark our ordinary shares to market annually, recognizing as ordinary income or loss each year that we are a PFIC and the U.S. Holder either holds or disposes of the shares, an amount equal to the difference between the U.S. Holder’s adjusted tax basis in our ordinary shares and their fair market value or amount realized. Losses would be allowed only to the extent of net mark-to-market gain included in income by the U.S. Holder for prior taxable years pursuant to the mark-to-market election. As with the QEF election, a U.S. Holder who makes a mark-to-market election with respect to our shares would not be subject to deemed ratable allocations of distributions or gain, the interest charge, or the denial of basis step-up at death described above (except for the first year that the election applies, if that is not the first PFIC Year). We believe that our shares should be treated as marketable stock for purposes of this mark-to-market election. Subject to our shares not being or ceasing to be marketable, a mark-to-market election is irrevocable without the consent of the IRS.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, 2016 and 2017, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “U.S. Information Reporting and Backup Withholding” below, a Non-U.S. Holder who is a beneficial owner of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, the ordinary shares, unless:

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

For additional qualitative disclosure, see Item 5 – “Impact of Inflation and Foreign Currency Fluctuations”.

Interest Rate Risk

Historically, our exposure to market risk with respect to changes in interest rates related primarily to our short- and long-term investments and borrowings. At present, we do not have any short-term or long-term investments and borrowings.

ITEM 12.	description of securities other than equity securities

Not applicable.

PART II

ITEM 13.	Defaults, DividenD arrearages and delinquencies

Not applicable.

ITEM 14.	material modifications to the rights of security holders and use of proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2017. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2017 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of $15,575 for the year 2017 compared to Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, who billed us approximately $20,000 for the year 2016, for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. Our principal accountant billed us aggregate annual amounts of approximately $3,000 for each of the years 2017 and 2016, for services relating to tax compliance, tax advice and tax planning.

All Other Fees. For 2017 and 2016, our principal accountant did not bill us for other services.

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

1. Effective December 28, 2017, our board of directors resolved to appoint Barzily & Co. (“Barzily”) as our independent registered public accounting firm, and Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu limited (“Deloitte”) was dismissed on the same day. The change of auditors was made in an effort to reduce our costs and not due to any disagreements with Deloitte and it will be ratified by our shareholders at our upcoming shareholders meeting.

2. The report of Deloitte on our financial statements as at December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016 contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Without derogating from the foregoing, we do note that the report of Deloitte on our financial statements for the year ended December 31, 2016 did contain a note stating that, without qualifying Deloitte’s conclusion therein, Deloitte drew attention to Note 1 of the financial statements which indicated the lack of business activity as of the reporting date and the date of approval of the financial statements.

3. During the two fiscal years ended December 31, 2015 and 2016, and the subsequent interim period through December 28, 2017, the date of Deloitte’s dismissal, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte, would have caused it to make reference thereto in their reports on the consolidated financial statements for such years.

4. During the two fiscal years ended December 31, 2015 and 2016, and the subsequent interim period through December 28, 2017, there have been no reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

5. We provided a copy of the above disclosure under this Item 16F to Deloitee and requested that Deloitte furnish a letter stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte is filed as Exhibit 16.1.

6. During the two fiscal years ended December 31, 2015 and 2016, and the subsequent interim period prior to our engagement of Barzily, neither we nor anyone on our behalf consulted Barzily regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Barzily or a reportable event. Also, during the two fiscal years ended December 31, 2015 and 2016, and the subsequent interim period prior to our engagement of Barzily, we have not obtained any written report or oral advice that Barzily concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

7. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F, and the term “disagreement” shall be interpreted in accordance with Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	financial statements

Our financial statements and related auditor’s report for the year ended December 31, 2017 are enclosed as part of this annual report.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended and restated as of February 22, 2010 (translated from Hebrew) (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).
1.2	Articles of Association, as amended and restated as of January 16, 2012 (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).
4.1	2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Report on Form 20-F, filed with the SEC on June 30, 2003).
4.2	2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Report on Form S-8, filed with the SEC on February 2, 2004).
4.3	Consulting Services Agreement, dated January 1, 2012, between the Registrant and Mr. Tzvi Shukhman (incorporated herein by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).
4.4	Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).
8*	List of Subsidiaries.
11	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).
12*	Certification by CEO and CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13**	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15*	Consent of Barzily & Co., independent auditors.
16.1	Letter from Brightman Almagor Zohar & Co. regarding Notice of Change of Auditors of Metalink Ltd.
101*

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

*	Filed herewith.
**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

F-1

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

METALINK LTD.

We have audited the accompanying balance sheets of Metalink Ltd (“the Company”) as of December 31, 2017 and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of the Company as of December 31, 2016 and for the year then ended were audited by other auditors. The other auditors’ unqualified report was dated April 26, 2017.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations, changes in shareholders’ equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our conclusion, we draw attention to Note 1 in the financial statements which indicated the lack of business activity as of the reporting date and the date of approval of the financial statements.

/s/ Barzily & Co.

Barzily & Co.

Jerusalem, Israel

April 25, 2018

F-3

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	1,966	4,347
Prepaid expenses	-	10
Total current assets	1,966	4,357

Total assets	1,966	4,357

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accrued expenses (Note 6)	146	194
Total current liabilities	146	194

Shareholders’ equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized, 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2017 and 2,690,857 shares outstanding as of December 31, 2016)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(145,043)	(144,853)
	13,858	14,048

Treasury stock, at cost: 1,525,067 shares as of December 31, 2017 and 89,850 shares as of December 31, 2016	(12,038)	(9,885)
Total shareholders’ equity	1,820	4,163

Total liabilities and shareholders’ equity	1,966	4,357

/s/ Joseph Winston	/s/ Daniel Magen
Joseph Winston Chairman of the Board	Daniel Magen CFO & Acting CEO

The accompanying notes are an integral part of the financial statements

F-4

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share data)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Revenues (Note 7)	-	-	506
Cost of revenues (Note 7)	-	-	217

Gross profit	-	-	289

Sales and marketing	-	-	84
General and administrative	194	291	175

Operating profit (loss)	(194)	(291)	30

Financial income, net	4	39	12
Net profit (loss)	(190)	(252)	42

Per share data-

Basic and Diluted earnings (loss)	(0.136)	(0.094)	0.016
Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	1,401,128	2,690,857	2,690,857

The accompanying notes are an integral part of the financial statements

F-5

METALINK LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	deficit	Total

Balance at January 1, 2015	2,780,707	89,850	790	158,111	(9,885)	(144,643)	4,373

Changes during 2015:
Net profit for the year	-	-	-	-	-	42	42
Balance at December 31, 2015	2,780,707	89,850	790	158,111	(9,885)	(144,601)	4,415
Changes during 2016:
Net loss for the year	-	-	-	-	-	(252)	(252)
Balance at December 31, 2016	2,780,707	89,850	790	158,111	(9,885)	(144,853)	4,163

Changes during 2017:
Purchase of treasury stock		1,435,217			(2,153)		(2,153)
Net loss for the year	-	-	-	-	-	(190)	(190)
Balance at December 31, 2017	2,780,707	1,525,067	790	158,111	(12,038)	(145,043)	1,820

The accompanying notes are an integral part of the financial statements

F-6

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Cash flows from operating activities:
Net profit (loss)	(190)	(252)	42
Adjustments required to reconcile net profit to net cash provided by (used in) operating activities (Appendix A)	(38)	26	(6)
Net cash provided by (used in) continuing operating activities	(228)	(226)	36

Cash flows from financing activities:
Purchase of treasury stock	(2,153)	-	-
Net cash used in financing activities	(2,153)	-	-

Increase (Decrease) in cash and cash equivalents	(2,381)	(226)	36
Cash and cash equivalents at beginning of year	4,347	4,573	4,537
Cash and cash equivalents at end of year	1,966	4,347	4,573

Appendix A
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:

Changes in operating assets and liabilities:

Decrease (increase) in assets:
Other receivables and prepaid expenses	10	1	15
Inventories	-	-	176
Increase (decrease) in liabilities:
Trade accounts payable		(2)	(70)
Other payables and accrued expenses	(48)	27	(127)

	(38)	26	(6)

The accompanying notes are an integral part of the financial statements

F-7

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 1	- GENERAL

Metalink Ltd. (the “Company”) is an Israeli company, which until the sale of the WLAN operations described below in February 2010 was engaged in the WLAN business and since then, conducted only limited business activities related to its DSL business, which, since March 2016, it no longer conducts. Until March 2016, the Company operated in one business segment and generated revenues from the sale of its products mainly in Asia. In February 2017, the Company completed its self-tender offer and purchased approximately 53.3% of the shares outstanding as of immediately prior to the consummation of the tender offer, for $1.50 per share, or approximately $2.15 million in aggregate. The Company’s current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of its affiliates, and, to a limited extent, voluntary liquidation.

Sales of the WLAN operation

On February 15, 2010 the Company has completed the sale of the wireless local area network (WLAN) business to Lantiq. Since then and until 2016 the Company has continued to support only its DSL activities. In the beginning of 2016 the Company shipped its last purchase order of DSL chips which marked the last order that will be received in the future for its DSL chips. Since then, the Company had no revenue - producing operations.

Stock Exchange Activity

On March 8, 2010 the NASDAQ staff informed the Company that it has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders’ equity requirement in Listing Rule 5550(b)(1). On April 21, 2011, the company’s ordinary shares were delisted from The NASDAQ Capital Market.

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

The reporting currency of the Company is the U.S. dollar (“dollar” or “$”). The currency of the primary economic environment in which the operations of the Company are conducted is the dollar, and the dollar has been determined to be the Company’s functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured into dollars in accordance with the principles set forth in Accounting Standards Codification (“ASC”) No. 830 (“Foreign Currency Matters”). All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

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

The Company applies ASC No. 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profits (loss) for the years ended December 31, 2017, 2016 and 2015 includes $0 of compensation expenses related to the Company’s share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2017, 2016 and 2015:

	2 0 1 7	2 0 1 6	2 0 1 5

Risk-free interest rate	None	None	None
Expected life (in years)	None	None	None
Expected volatility	None	None	None
Expected dividend yield	None	None	None

The Company determines the expected life used in fair valuation of newly granted awards, based on its past experience.

The Company believes that this calculation provides a reasonable estimate of expected life for the Company’s employee stock options. No adjustments to previous years’ assumptions have been made.

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

F.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling goods or services

The Company applies ASC No. 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2017, 2016 and 2015 were $0.

F-10

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 2	- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)	As of December 31, 2017, the Company had cash and cash equivalents that totaled to $1,966 all of which are deposited in a major Israeli financial institution. As of December 31, 2016, the Company had cash and cash equivalents that totaled to $4,347 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company’s cash and cash equivalents and its deposits are financially sound.

H.	Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or substantially similar to their carrying amounts.

NOTE 3	- COMMITMENTS AND CONTINGENT LIABILITIES

In August 30, 2011, the Company received a letter from Tmura Fund, operating within the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy) (the “IAA”) according to which - the Company is required to pay the IAA a sum of $247 for royalties on the basis of income derived from the sale of the WLAN business to Lantiq.

On September 15, 2011 the Company replied that it disagrees with the IAA position.

Until this day, the disagreement has not been resolved. The Company is of the opinion that the demand has no merits and intends to vigorously defend its case. The Company recorded a provision, included in other payables and accrued expenses, intended for legal claims against the company including the above mentioned demand dated August 30, 2011, which the Company’s management believes is sufficient under the circumstances.

F-11

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 4	- SHARE CAPITAL

Stock Options

(i)	In January 2012 the Company granted its former CEO, Tzvika Shukhman, options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options vested fully on December 31, 2013; (iii) the options expiration date is set 10 years from date of grant, i.e. December 31, 2021 (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company’s stock option plan. Those options are treated as equity instruments issued to other than employees.

(ii)	During 2012 the Board of Directors decided to grant its former director, Hudi Zak, options to purchase up to 12,500 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options are all fully vested upon the grant; (iii) the options expiration date is set 10 years from date of grant; and (iii) all other terms and conditions in connection with the above options shall be as set forth in the Company’s stock option plan.

F-12

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 4	- SHARE CAPITAL (Cont.)

Stock Options (Cont.)

A summary of the status of the Company’s stock option plans to employees and directors of the Company as of December 31, 2017, 2016 and 2015 and changes during the years then ended are as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at beginning of year	112,500	-	112,500	-	112,500	-
Granted during year	-	-	-	-	-	-
Forfeited during year	-	-	-	-	-	-
Exercised during year	-	-	-	-	-	-

Outstanding at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Options exercisable at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Weighted average fair value of options & RSU granted
during year	-		-		-

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		-

F-13

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5	- TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	Income derived from sources other than the “Approved Enterprise” is taxable at the ordinary corporate tax rate of 24% in 2017 (regular “Company Tax”), and as of January 1, 2018 is expected to decrease to 23% (1% decrease).

B.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Net profit (loss) as reported in the statements of operations	(190)	(252)	42
Statutory tax rate	24.0%	25.0%	26.5%
Income Tax under statutory tax rate	(46)	(63)	11

Less full valuation allowance	46	63	(11)

Actual income tax	-	-	-

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

Tax losses carried forward of the Company are $185 million (NIS 723 million) for December 2015, $188 million (NIS 723 million) for December 2016 and expected to be $209 million (NIS 724 million) for December 2017. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at yearend, and therefore fluctuates significantly through the periods).

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2012.

NOTE 6	- SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2 0 1 7	2 0 1 6

Payroll and related amounts	0	18
Accrued expenses	146	176
	146	194

F-15

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 7	- SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.	Geographic Information

The following is a summary of revenues by geographic area. Revenues are attributed to geographic region based on the location of the customers.

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
Revenues:
Taiwan	-	-	506
	-	-	506

B.	Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Customer A	NA	NA	100%

C.	Cost of Revenues:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Materials and production expenses	-	-	187
Other manufacturing costs	-	-	15
	-	-	202
Royalties to the Government of Israel	-	-	15
	-	-	217

NOTE 8	- RELATED PARTIES

Payroll and related amounts to related parties in 2017, 2016 and 2015 were $0, $0 and $105, respectively.

F-16

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metalink Ltd.

By:	/s/ Daniel Magen
Name:	Daniel Magen
Title:	Chief Executive Officer and Chief Financial Officer

Date:  April 26, 2018

55