Form 20-F
period 2018-12-31
METALINK LTD
filed 2019-04-30
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2018):

1,255,640 Ordinary Shares, NIS 1.0 par value per share (excluding 1,525,067 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

●	“we”, “us”, “our”, “Metalink”, or the “Company” are to Metalink Ltd.;

●	“dollars” or “$” are to United States dollars;

●	“NIS” or “shekel” are to New Israeli Shekels;

●	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

●	the “SEC” are to the United States Securities and Exchange Commission;

●	“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

●	“Lantiq” are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.; and

●	“Lantiq Transaction” are to the sale of our WLAN business to Lantiq on February 15, 2010 pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among us and Lantiq.

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

Exchange Rate

On December 31, 2018, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.748 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Cautionary Statement Concerning Forward-Looking Statements

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws with respect to our business, financial condition, prospects and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including uncertainty as to our plan of operation; uncertainty as to our ability to generate revenues and reach profitability; the fact that our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company; changes in general economic and business conditions; changes in currency exchange rates and interest rates; as well as the other risks discussed in Item 3.D. “Key Information—Risk Factors” and elsewhere in this annual report.

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

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

●	statement of income data for the years ended December 31, 2016, 2017 and 2018; and

●	balance sheet data as of December 31, 2017 and 2018.

The following selected data is derived from our audited financial statements that are not included in this annual report:

●	statement of income data for the years ended December 31, 2014 and 2015; and

●	balance sheet data as of December 31, 2014, 2015 and 2016.

You should read the following selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

	Year Ended December 31,*
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$34	$506	$0	$0	$0
Cost of revenues:
Costs and expenses	21	202	-	-	-
Royalties to the Government of Israel	2	15	-	-	-
Total cost of revenues	23	217	0	0	0
Gross profit (loss)	11	289	0	0	0
Operating expenses:
Sales and marketing	3	84	-	-	-
General and administrative	272	175	291	194	58
Other expenses	-	-	-	-	-
Total operating expenses	275	259	291	194	58
Operating profit (loss)	(264)	30	(291)	(194)	(58)
Financial income (expenses), net:	-	12	39	4	23
Net profit (loss) from continuing operation	$(264)	$42	$(252)	$(190)	$(35)
Per share data:
Basic and diluted earnings (loss)	$(0.10)	$0.02	$(0.09)	$(0.14)	$(0.03)
Shares used in computing loss per ordinary share:
Basic and diluted	2,690,857	2,690,857	2,690,857	1,401,128	1,255,640

	As of December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,537	$4,573	$4,347	$1,966	$24
Deposits	-	-	-	-	1,902
Working capital	4,373	4,415	4,163	1,820	1,785
Total assets	4,739	4,584	4,357	1,966	1,926
Shareholders’ equity	4,373	4,415	4,163	1,820	1,785

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Since February 2010, we conducted only limited business activities related to our DSL business, which, since March 2015, we no longer conduct. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation. In particular, our Board of Directors has determined to focus on exploring a possible business combination with an operating company. See also below under “We may not be successful in executing our plan of operations”.

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $0.04 million for the year ended December 31, 2015, we incurred a loss from continuing operations for each of the years ended December 31, 2018, 2017, 2016, 2014 and 2013. Even if we are able to regain and sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2018, was approximately $145.1 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2018, we held approximately $1.9 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposit do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

We will not generate any more revenues from our DSL business.

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

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2019, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

Our ordinary shares are currently quoted on the over-the-counter market in the Pink Open Market (also known as the Pink Sheets), or OTC Pink, which is operated by OTC Markets Group, Inc. OTC Pink is a market tier of OTC Markets for various companies, including those that are registered with and reporting to the SEC (like us) and others that are delinquent in their filings. Securities traded on the OTC Pink market typically have low trading volumes and reduced liquidity. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike the NASDAQ Stock Market and the various international stock exchanges, there are no corporate governance requirements imposed on OTC Pink-listed companies.

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

As of April 1, 2019, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2018. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2018. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and some of its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region have been experiencing increased political instability, which led to changes in government in some of these countries and the ongoing war in Syria, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, might affect us, such as by deterring potential targets from effecting a business combination with an Israeli company like us.

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

Also, as more fully described in Item 8-A-“Legal Proceedings,” in August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $251,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

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

Recent Major Developments

Below is a summary of the major developments in Metalink since January 1, 2018:

●	On June 28, 2018, we held our 2018 annual shareholders meeting at which, among other things, our shareholders elected (i) Messrs. Joseph Winston, Daniel Magen, Roy Kol and Ron Mekler as directors until our next annual meeting, and (ii) Mr. Avi Mann and Ms. Mor Kaniel as external directors for a period of three years.

●	On January 3, 2018, we reported that our board of directors has nominated Mr. Danny Magen as our Chief Executive Officer and Chief Financial Officer, effective December 28, 2017. Mr. Magen is not entitled to any compensation for serving in such roles.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2018, 2017 and 2016.

During 2016, 2017 and 2018, we did not make any significant divestitures.

B.	Business Overview

Overview

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

Historic DSL Business

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

All of our U.S. patents expired in 2018.

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

The information contained in this section should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Overview

General

Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates, and, to a limited extent, voluntary liquidation.

Revenues in 2018 and 2017 were $0.

Operating loss for 2017 was $58,000, compared to an operating loss of $194,000 in 2017. This decrease was mainly due to the decrease of our operating expenses.

As of December 31, 2018 we had approximately $24,000 in cash and cash equivalents and a short term deposit of approximately $1.9 million. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2019 Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2019.

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

General

The following discussion of our results of operations for the years ended December 31, 2018, 2017 and 2016, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2016		2017		2018

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	291	-	194	-	58	-
Other expenses	-	-	-	-	-	-
Total operating expenses	291	-	194	-	58	-
Operating loss	(291)	-	(194)	-	(58)	-
Financial income, net	39	-	4	-	23	-
Net loss	(252)	0%	(190)	0%	(35)	0%

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

Financial Income, Net. In 2018, 2017 and 2016, financial income, net was primarily attributable to interest income, exchange rates differences and balance annulments.

Taxes. Israeli companies were subject to corporate tax at the rate of 25% for the year 2016. For 2017, the corporate tax rate was decreased to 24% and for 2018 the corporate tax rate decreased to 23%. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenues. There were no revenues in 2018 and in 2017. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2018 and in 2017.

Operating Expenses. Operating expenses were $58,000 in 2018, compared with $194,000 in 2017. This decrease was primarily due to cost reduction efforts we implemented during 2018.

Financial Income, net. Financial income, net was $23,000 in 2018, compared with $4,000 in 2017.

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

Financial Income, net. Financial income, net was $4,000 in 2017, compared with $39,000 in 2016. This decrease was primarily due to $0 interest income that reduced the net income in 2017.

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

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currency for our business, i.e., the NIS; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2014	2015	2016	2017	2018
NIS	12.2%	0.3%	(1.5)%	(9.8)%	8.1%
Israeli Consumer Price Index	(0.2)%	(1.0)%	(0.2)%	0.4%	0.8%

A revaluation of the NIS in relation to the dollar, as was the case in 2016 and 2017, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2014, 2015 and 2018, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2014-2018, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 25% for the year 2016, 24% for the year 2017 and 23% for 2018.

In 1994, our facility was granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, and consequently we are eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but not later than the 2008 tax year. In December 2000, our facility received an approval for extension of the “approved enterprise” status period as a result of the additional capital investment in the Company resulting from the initial and the secondary public offerings conducted in December 1999 and March 2000. Such additional capital investment was a condition of the extension of the “approved enterprise” status period. Consequently, we were eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facility first generates taxable income, but no later than the 2014 tax year. The period of tax benefits with respect to our approved enterprise has not commenced, because we have yet to realize taxable income in Israel.

As a result of the foregoing and of our accumulated tax loss carry-forwards (which totaled more than $200 million at December 31, 2018), our loss in the year 2018 and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2018 tax year.

Israeli Government Grants

We used to conduct a substantial part of our research and development operations in Israel. Some of our research and development efforts have been financed through internal resources and grants per project from the IIA. The IIA provided us grants for research and development efforts of approximately $1.9 million for the year ended December 31, 2009 (20% of our then total research and development expenses), $0.1 million for the year ended December 31, 2010 (86% of our then total research and development expenses) and none for the year ended December 31, 2011 and thereafter.

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

We paid or accrued to the IIA $0 for 2018, 2017 and 2016. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents of approximately $24,000, $2.0 million and $4.3 million as of December 31, 2018, 2017 and 2016, respectively. In addition, we had a short-term deposit of approximately $1.9 million as of December 31, 2018 and $0 as of December 31, 2017 and 2016. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposit) or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the IIA (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2018, 2017 and 2016. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2018, 2017 and 2016.

Net cash used in operating activities was $40,000 and $228,000 for the years ended December 31, 2018 and 2017, respectively.

Net cash used in financing activities was $0 for the year ended December 31, 2018, compared to $2,153,000 for the year ended December 31, 2017, primarily related to the self tender offer we completed in February 2017. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash used in investing activities was $1.9 million for the year ended December 31, 2018 compared to $0 for the year ended December 31, 2017, primarily related to a short term deposit renewed automatically on a half year basis.

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

F.	Tabular disclosure of Contractual Obligations.

There are no contractual obligations and commercial commitments as of December 31, 2018.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	39	Chairman of the Board of Directors
Daniel Magen	48	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	36	Director
Ron Mekler*	45	Director
Avi Mann*	56	External Director
Mor Kaniel*	29	External Director

*	Member of the Audit Committee and Compensation Committee.

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

Ron Mekler has served as our director since June 2018. He is the Chief Financial Officer at a large health services organization. Mr. Mekler previously served as CFO and as a Controller in several international industrial and real estate companies. Mr. Mekler has a B.A. in economics and accounting from Ben Gurion University and an M.B.A. in business administration with a specialty in finance and tax from the Ono Academic College. Mr. Mekler is a certified public accountant.

Avi Mann has served as our external director since June 2018. He is the Chief Executive Officer of Ezer Construction, a privately held company that provides marketing, engineering and technological solutions for construction projects to a number of international companies. Mr. Mann has a BSc in mechanical engineering from the Technion, Israel Institute of Technology with a specialty in energy systems and an M.B.A. in business administration with a specialty in strategic management, marketing, human resources, systems management and organizational structure from the Technion, Israel Institute of Technology.

Mor Kaniel has served as our external director since June 2018. She is the Head of Finance of the Retail Division of Alpha Cosmetics Ltd. Ms. Kaniel has a B.A. in economics and business administration from Bar Ilan University.

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

On June 28, 2018, we held our 2018 annual shareholders meeting at which, among other things, our shareholders elected (i) Messrs. Joseph Winston, Daniel Magen, Roy Kol and Ron Mekler as directors until our next annual meeting, and (ii) Mr. Avi Mann and Ms. Mor Kaniel as external directors for a period of three years.

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

General

The aggregate remuneration we paid for the year ended December 31, 2018 to our directors and executive officers (six persons during 2018), was approximately $2,000 in salaries, fees, commissions and bonuses. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

As approved by our shareholders, commencing June 2018, our external directors, including Messrs. Mann and Kaniel, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 21,210 (equivalent to approximately $5,700) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 615 per meeting attended (equivalent to approximately $165), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI.

As approved by our shareholders, commencing June 2018, our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston) are entitled to a meeting attendance fee of NIS 620 (equivalent to approximately $165), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent, all linked to the Israeli CPI.

For the sake of clarity, Mr. Magen is not entitled to any fees in consideration for his service as a member of the Board of Directors or as an executive officer.

No directors have arrangements to receive benefits upon termination of employment.

See Item 6.C “Board Practices – Management and Director Service Contracts” for information regarding our consulting contract with Mr. Tzvi Shukhman, our former director and former CEO.

Compensation of Executive Officers

In 2018, we did not pay any compensation to our executive officer. In 2017, we only had one executive officer (until his replacement in December 2017), who was engaged through a consultancy arrangement with the firm he works with. The table below reflects the compensation granted to him during or with respect to the year ended December 31, 2017. We refer to this individual for whom disclosure is provided herein as our “Covered Executive”.

All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2017.

Name and Principal Position (1)	Consultancy Fees ($)	Bonus ($) (2)	Total ($)
Shay Evron, CFO and Acting CEO (3)	38,019	N/A	38,019

(1)	Neither of our Covered Executives is engaged on a full-time (100%) basis.

(2)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective arrangements.

(3)	Paid to Fahn Kanne Consulting Ltd. a subsidiary of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd. (Grant Thornton International), as part of CFO, bookkeeping and administration services, provided to us. Effective as of March 31, 2015 until his termination in December 2017, Mr. Evron also served as our Acting CEO.

C.	Board Practices

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our Board of Directors should have. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Mann has such expertise.

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

External Directors

Qualifications of External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Metalink, are generally required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

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

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise”. Our current external directors are Mr. Mann and Ms. Kaniel. We have determined that Mr. Mann has the requisite “accounting and financial expertise”.

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

Our Audit Committee consists of Mr. Mann, Ms. Kaniel and Mr. Mekler.

Our Board of Directors has determined that Mr. Mann qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

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

Each person listed in the table under “Directors and Senior Management” above is an office holder. Under the Companies Law, all arrangements as to compensation of directors and officers in public companies such as ours, generally require the approvals of the compensation committee, the board of directors and, in the case of the Chief Executive Officer and the directors, subject to certain exceptions, the shareholders as well, in that order.

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

Management and Director Service Contracts

We receive chief executive officer and chief financial officer services from Mr. Magen, for no remunaration.

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

Since January 2012, we do not have any employees. Rather, all of our personnel are composed of the Chief Executive Officer and the Chief Financial Officer, whom we engaged (through Top Alpha) for no remuneration in December 2017.

E.	Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2019. The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2019 (excluding 1,435,217 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen	670,000	53.4%
Joseph Winston	-	-
Roi Kol	-	-
Ron Mekler	-	-
Avi Mann	-	-
Mor Kaniel	-	-
Directors and Officers as a group (consisting of 6 persons)	670,000	53.4%

*	Less than 1%.

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2019.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2019, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

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

In 2016, 2017 and 2018, we did not grant any options to purchase ordinary shares. As of April 1, 2019, options to purchase 112,500 ordinary shares, at an exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021. These options were granted to Mr. Shukhman, our former CEO, and to Mr. Zack, our former Director.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2019 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen(3)	670,000	53.4%
Tzvi Shukhman(4)	100,000	7.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by pursuant to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2019 (excluding 1,435,217 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

(4)	Consists of options exercisable into 100,000 ordinary shares, at exercise price per share of $1.50, all of which are fully vested and expires on December 31, 2021.

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

For a discussion of the self tender offer that we completed in 2017, including the sale of shares by our other then principal shareholders, see Item 4.A. “History and Development of the Company”.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2019, there were 26 holders of record of our ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees

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

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (approximately $251,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the IIA to withdraw it. In February 2012, the IIA rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the IIA has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are currently quoted on the over-the-counter market in the Pink Open Market (also known as the Pink Sheets), or OTC Pink, which is operated by OTC Markets Group, Inc. This means there may be limited liquisity for trading in our shares. See Item 3.D “Risk Factors” under “The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.”

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

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Israeli Companies Law related to such provisions, unless otherwise specified. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are incorporated by reference as exhibits to this Annual Report.

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

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel by non-residents of Israel, including our ordinary shares, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and inflationary surplus. Real gain is the difference between the total capital gain and the inflationary surplus. The inflationary surplus is computed on the basis of the difference between the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, on the date of sale and the date of purchase. The real gain is the excess of the total capital gain over the inflationary surplus.

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

As of January 1, 2013,shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for the 2017 tax year and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding ILS 640,000 (linked to the Israeli CPI each year).

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

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.- Israel Tax Treaty”), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2018. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, 2016, 2017 and 2018, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act are available on the SEC Internet site (http://www.sec.gov). The documents concerning our Company which are referred to in this annual report may also be inspected at our offices located at c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel.

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

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2018. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2018 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Avi Mann, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

In April 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s employees and directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of $15,575 for the year 2018 (compared with $15,575 for the year 2017) for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. Our principal accountant billed us aggregate annual amounts of approximately $3,000 for each of the years 2018 and 2017, for services relating to tax compliance, tax advice and tax planning.

All Other Fees. For 2018 and 2017, our principal accountant did not bill us for other services.

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

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	financial statements

Our financial statements and related auditor’s report for the year ended December 31, 2018 are enclosed as part of this annual report.

ITEM 19.	exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended and restated as of February 22, 2010 (translated from Hebrew) (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2010).

1.2	Articles of Association, as amended and restated as of January 16, 2012 (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).

4.1	2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Report on Form 20-F, filed with the SEC on June 26, 2003).

4.2	2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Report on Form S-8, filed with the SEC on April 1, 2004).

4.3	Consulting Services Agreement, dated January 1, 2012, between the Registrant and Mr. Tzvi Shukhman (incorporated herein by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).

4.4	Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8*	List of Subsidiaries.

11	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).

12*	Certification by CEO and CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13**	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15*	Consent of Barzily & Co., independent auditors.

101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

*	Filed herewith.

**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of Metalink Ltd.

We have audited the accompanying balance sheets of Metalink Ltd (the “Company”) as of December 31, 2018 and 2017 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations, changes in shareholders’ equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our conclusion, we draw attention to Note 1 in the financial statements which indicated the lack of business activity as of the reporting date and the date of approval of the financial statements.

/s/ Barzily & Co.

Barzily & Co.

Jerusalem, Israel

April 30, 2019

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	24	1,966
Deposits	1,902	-
Total current assets	1,926	1,966

Total assets	1,926	1,966

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses (Note 6)	141	146
Total current liabilities	141	146

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized, 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2018 and December 31, 2017)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(145,078)	(145,043)
	13,823	13,858

Treasury stock, at cost: 1,525,067 shares as of December 31, 2018 and December 31, 2017	(12,038)	(12,038)
Total shareholders' equity	1,785	1,820

Total liabilities and shareholders' equity	1,926	1,966

/s/ Joseph Winston	/s/ Daniel Magen
Joseph Winston Chairman of the Board	Daniel Magen CFO & Acting CEO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share data)

	Year ended December 31,
	2018	2017	2016

Revenues	-	-	-
Cost of revenues	-	-	-

Gross profit	-	-	-

Sales and marketing	-	-	-
General and administrative	58	194	291

Operating loss	58	194	291

Financial income, net	(23)	(4)	(39)
Net loss	35	190	252

Per share data-

Basic and Diluted loss	0.028	0.136	0.094
Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	1,255,640	1,401,128	2,690,857

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	deficit	Total
Balance at January 1, 2016	2,780,707	89,850	790	158,111	(9,885)	(144,601)	4,415
Changes during 2016:
Net loss for the year	-	-	-	-	-	(252)	(252)
Balance at December 31, 2016	2,780,707	89,850	790	158,111	(9,885)	(144,853)	4,163
Purchase of treasury stock	-	1,435,217	-	-	(2,153)	-	(2,153)
Net loss for the year	-	-	-	-	-	(190)	(190)
Balance at December 31, 2017	2,780,707	1,525,067	790	158,111	(12,038)	(145,043)	1,820
Changes during 2018:
Net loss for the year	-	-	-	-	-	(35)	(35)
Balance at December 31, 2018	2,780,707	1,525,067	790	158,111	(12,038)	(145,078)	1,785

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Cash flows for operating activities:
Net loss	(35)	(190)	(252)
Adjustments required to reconcile net profit to net cash provided by (used in) operating activities (Appendix A)	(5)	(38)	26
Net cash used in continuing operating activities	(40)	(228)	(226)

Cash flows for financing activities:
Purchase of treasury stock	-	(2,153)	-
Net cash used in financing activities	-	(2,153)	-

Cash flows for investing activities:
Deposits	(1,902)	-	-
Net cash used in investing activities	(1,902)	-	-

Decrease in cash and cash equivalents	(1,942)	(2,381)	(226)
Cash and cash equivalents at beginning of year	1,966	4,347	4,573
Cash and cash equivalents at end of year	24	1,966	4,347

Appendix A
Adjustments to reconcile net loss to net cash used in operating activities:

Changes in operating assets and liabilities:

Decrease (increase) in assets:
Other receivables and prepaid expenses	-	10	1
Increase (decrease) in liabilities:
Trade accounts payable	-	-	(2)
Other payables and accrued expenses	(5)	(48)	27

	(5)	(38)	26

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

The Company applies ASC No. 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profits (loss) for the years ended December 31, 2018, 2017 and 2016 includes $0 of compensation expenses related to the Company’s share-based compensation awards, respectively.

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

F.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling goods or services

The Company applies ASC No. 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2018, 2017 and 2016 were $0.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)	As of December 31, 2018, the Company had cash and cash equivalents that totaled to $1,926 all of which are deposited in a major Israeli financial institution. As of December 31, 2017, the Company had cash and cash equivalents that totaled to $1,966 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company’s cash and cash equivalents and its deposits are financially sound.

H.	Fair Value of Financial Instruments

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

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 4 - SHARE CAPITAL (Cont.)

Stock Options (Cont.)

A summary of the status of the Company’s stock option plans to employees and directors of the Company as of December 31, 2018, 2017 and 2016 and changes during the years then ended are as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at beginning of year	112,500	-	112,500	-	112,500	-
Granted during year	-	-	-	-	-	-
Forfeited during year	-	-	-	-	-	-
Exercised during year	-	-	-	-	-	-

Outstanding at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Options exercisable at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Weighted average fair value of options & RSU granted during year	-		-		-

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5 - TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	Income derived from sources other than the “Approved Enterprise” is taxable at the ordinary corporate tax rate of 23% in 2018 (regular “Company Tax”) and 24% in 2017.

B.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
Net profit (loss) as reported in the statements of operations	(35)	(190)	(252)
Statutory tax rate	23.0%	24.0%	25%
Income Tax under statutory tax rate	(8)	(46)	(63)

Less full valuation allowance	8	46	63

Actual income tax	-	-	-

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

Tax losses carried forward of the Company are $188 million (NIS 723 million) for December 2016, $209 million (NIS 724 million) for December 2017 and expected to be $193 million (NIS 724 million) for December 2018. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at yearend, and therefore fluctuates significantly through the periods).

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2013.

NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2 0 1 8	2 0 1 7

Payroll and related amounts	0	0
Accrued expenses	141	146
	141	146

NOTE 7 - RELATED PARTIES

There were no payroll nor related amounts paid to related parties in 2018, 2017 and 2016.

During 2018, the company paid its board of directors a total remuneration of $1.9 thousands, compering to $0 in 2017 and $36 thousands in 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metalink Ltd.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date:  April 30, 2019