Form 20-F
period 2019-12-31
METALINK LTD
filed 2020-04-29
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2019):

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

Unless indicated otherwise by the context, all references in this annual report to “we”, “us”, “our”, “Metalink”, or the “Company” are to Metalink Ltd.

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

●	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

●	“dollars” or “$” are to United States dollars;

●	“Lantiq” are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.;

●	“Lantiq Transaction” are to the sale of our WLAN business to Lantiq on February 15, 2010 pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among us and Lantiq;

●	“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

●	“NIS” or “shekel” are to New Israeli Shekels;

●	“ordinary shares” are to our ordinary shares, NIS 1.0 par value per share; and

●	“SEC” are to the United States Securities and Exchange Commission.

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

Exchange Rate

On December 31, 2019, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.456 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

●	statement of income data for the years ended December 31, 2017, 2018 and 2019; and

●	balance sheet data as of December 31, 2018 and 2019.

The following selected data is derived from our audited financial statements that are not included in this annual report:

●	statement of income data for the years ended December 31, 2015 and 2016; and

●	balance sheet data as of December 31, 2015, 2016 and 2017.

You should read the following selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

	Year Ended December 31,*
	2015	2016	2017	2018	2019
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$506	$0	$0	$0	$0
Cost of revenues:
Costs and expenses	202	-	-	-	-
Royalties to the Government of Israel	15	-	-	-	-
Total cost of revenues	217	0	0	0	0
Gross profit (loss)	289	0	0	0	0
Operating expenses:
Sales and marketing	84	-	-	-	-
General and administrative	175	291	194	58	45
Total operating expenses	259	291	194	58	45
Operating profit (loss)	30	(291)	(194)	(58)	(45)
Financial income (expenses), net:	12	39	4	23	49
Net profit (loss) from continuing operation	$42	$(252)	$(190)	$(35)	4
Per share data:
Basic and diluted earnings (loss)	$0.02	$(0.09)	$(0.136)	$(0.028)	0.003
Shares used in computing loss per ordinary share:
Basic and diluted	2,690,857	2,690,857	1,401,128	1,255,640	1,255,640

	As of December 31,
	2015	2016	2017	2018	2019
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,573	$4,347	$1,966	$24	$12
Deposits	-	-	-	1,902	1,919
Working capital	4,415	4,163	1,820	1,785	1,789
Total assets	4,584	4,357	1,966	1,926	1,931
Shareholders’ equity	4,415	4,163	1,820	1,785	1,789

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $4,000 and $40,000 for the years ended December 31, 2019 and December 31, 2015, respectively, we incurred a loss from continuing operations for each of the years ended December 31, 2018, 2017, 2016, 2014 and 2013. Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2018, was approximately $145.1 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2019, we held approximately $1.9 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposits do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

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

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2020, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

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

As of April 1, 2020, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2019. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2019. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region. Since late 2000, there has also been an increase in violence and unrest between Israel and the Palestinians, including during the summer of 2014, when Israel was engaged in an armed conflict with Hamas, a militia and political group operating in the Gaza Strip. This conflict has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, since the end of 2010, several countries in the region have been experiencing increased political instability, which has led to changes in government in some of these countries and increases in violence and turbulence, including the ongoing civil war in Syria which shares a common border with Israel, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future. In addition, this instability in the region may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We are incorporated under the laws of the State of Israel. Service of process upon us, and our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States and may not be enforced by an Israeli court.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws because Israel reasoning that the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;

●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in the state in which it was given;

●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

●	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

●	the judgment is enforceable under the laws of State of Israel and its enforcement is not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

Also, as more fully described in Item 8-A-“Legal Proceedings,” in August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (equal to approximately $268,000), excluding interest and linkeage to CPI. While we believe the claim has no merits, there is no assurance that we will necessarily prevail in our efforts to oppose this demand, which may harm our results of operations.

ITEM 4.	information on the company

A.	History and Development of the Company

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. Our principal executive offices are located at Kinneret 5, Bnei Brak, Israel. Our telephone number is 972-72-2117400.

From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers. We shipped our first chipset in the fourth quarter of 1994. From that time until February 2010, we focused on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In February 2010, we sold our wireless local area network (WLAN) business to Lantiq. In February 2017, we completed our self-tender offer and purchased approximately 53.3% of the shares issued and outstanding as of immediately prior to the consummation of the tender offer, for $1.50 per share, or approximately $2.15 million in the aggregate. Consequently, to our knowledge, (1) Mr. Daniel Magen became our largest beneficial owner, owning, in the aggregate, 670,000 ordinary shares, representing approximately 53.4% of the issued and outstanding shares of Metalink, and (2) each of Uzi Rozenberg, the former Chairman of our Board of Directors, and Tzvi Shukhman, a former member of the Board of Directors, who were also principal shareholders of Metalink prior to completion of the tender offer, no longer hold any shares of Metalink (but see Item 7 – Major Shareholders for details about the stock options held by Mr. Shukhman).

Recent Major Developments

There were no major developments in Metalink since January 1, 2019.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2019, 2018 and 2017.

During 2017, 2018 and 2019, we did not make any significant divestitures.

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

Research and Development

Since the sale of the WLAN business to Lantiq in February 2010, we are not engaged in any research and development activities.

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

Revenues in 2019 and 2018 were $0.

Operating loss for 2019 was $45,000, compared to an operating loss of $58,000 in 2018. This decrease was mainly due to the decrease of our operating expenses.

As of December 31, 2019 we had approximately $12,000 in cash and cash equivalents and short-term deposits of approximately $1.9 million. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2020 Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2020.

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

General

The following discussion of our results of operations for the years ended December 31, 2019, 2018 and 2017, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2017		2018		2019

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	194	-	58	-	45	-
Other expenses	-	-	-	-	-	-
Total operating expenses	194	-	58	-	45	-
Operating loss	(194)	-	(58)	-	(45)	-
Financial income, net	4	-	23	-	49	-
Net income (loss)	(190)	0%	(35)	0%	4	0%

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

Financial Income, Net. In 2019, 2018 and 2017, financial income, net was primarily attributable to interest income, exchange rates differences and balance annulments.

Taxes. Israeli companies were subject to corporate tax at the rate of 24% for the year 2017. For 2018 and 2019, the corporate tax rate was decreased to 23%. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues. There were no revenues in 2019 and in 2018. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2019 and in 2018.

Operating Expenses. Operating expenses were $45,000 in 2019, compared with $58,000 in 2018. This decrease was primarily due to cost reduction efforts we implemented during 2019.

Financial Income, net. Financial income, net was $49,000 in 2019, compared with $23,000 in 2018.

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

	Year Ended December 31,
	2015	2016	2017	2018	2019
NIS	0.3%	(1.5)%	(9.8)%	8.1%	(7.8)%
Israeli Consumer Price Index	(1.0)%	(0.2)%	0.4%	0.8%	0.6%

A revaluation of the NIS in relation to the dollar, as was the case in 2016 and 2017 and 2019, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, as was the case in 2015 and 2018, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2015-2019, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 23% for the years 2018 and 2019 and for future years.

As a result of our accumulated tax loss carry-forwards (which totaled more than $200 million at December 31, 2019), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2019 tax year.

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

We paid or accrued to the IIA $0 for 2019, 2018 and 2017. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents of approximately $12,000, $24,000 and $2.0 million as of December 31, 2019, 2018 and 2017, respectively. In addition, we had short-term deposits of approximately $1.9 million as of December 31, 2019 and 2018 and $0 as of December 31, 2017. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposit) or long-term investments or outstanding borrowings.

Our total proceeds from grants received from the IIA (DSL and WLAN), net of royalties paid, was approximately $28 million as of each of December 31, 2019, 2018 and 2017. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2019, 2018 and 2017.

Net cash provided by operating activities was $5,000 for the year ended December 31, 2019. Net cash used in operating activities was $40,000 and $228,000 for the years ended December 31, 2018 and 2017, respectively.

Net cash used in financing activities was $0 for the years ended December 31, 2019 and 2018, compared to $2,153,000 for the year ended December 31, 2017, primarily related to the self-tender offer we completed in February 2017. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash used in investing activities was $17,000 and $1.9 million for the years ended December 31, 2019 and 2018, respectively, compared to $0 for the year ended December 31, 2017, primarily related to a short-term deposit renewed automatically on a half year basis.

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

See Item 5A – “Operating Results – Overview – 2020 Outlook.”

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

There were no contractual obligations or commercial commitments as of December 31, 2019, as such terms are defined under Item 5F of the instructions to Form 20-F.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	41	Chairman of the Board of Directors
Daniel Magen	49	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	37	Director
Ron Mekler*	46	Director
Avi Mann*	57	External Director
Mor Kaniel*	30	External Director

*	Member of the Audit Committee and Compensation Committee.

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

General

The aggregate remuneration we paid for the year ended December 31, 2019 to our directors and executive officers (six persons during 2019), was approximately NIS 19,300 (equivalent to $5,590) in salaries, fees, commissions and bonuses. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

 As approved by our shareholders, commencing June 2018, our external directors, including Messrs. Mann and Kaniel, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 21,210 (equivalent to approximately $5,800) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 615 per meeting attended (equivalent to approximately $170), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI.

As approved by our shareholders, commencing June 2018, our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston) are entitled to a meeting attendance fee of NIS 620 (equivalent to approximately $170), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent, all linked to the Israeli CPI.

For the sake of clarity, Mr. Magen is not entitled to any fees in consideration for his service as a member of the Board of Directors or as an executive officer.

No directors have arrangements to receive benefits upon termination of employment.

Compensation of Executive Officers

In 2019, we did not pay any compensation to our executive officer.

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

Our compensation committee consists of the same members as the Audit Committee and meets as required.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the circumstances. The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given action brought for his/her approval or performed by him/her by virtue of his/her position; and

●	all other important information pertaining to the previous actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

●	refrain from any activity that constitutes competition with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

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

Management and Director Service Contracts

We receive chief executive officer and chief financial officer services from Mr. Magen, for no remuneration.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2020. The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2020 (excluding 1,435,217 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen	670,000	53.4%
Joseph Winston	-	-
Roi Kol	-	-
Ron Mekler	-	-
Avi Mann	-	-
Mor Kaniel	-	-
Directors and Officers as a group (consisting of 6 persons)	670,000	53.4%

*	Less than 1%.

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2020.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2020, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

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

In 2017, 2018 and 2019, we did not grant any options to purchase ordinary shares. As of April 1, 2020, options to purchase 112,500 ordinary shares, at an exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021. These options were granted to Mr. Shukhman, our former CEO, and to Mr. Zack, our former Director.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2020 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen(3)	670,000	53.4%
Tzvi Shukhman(4)	100,000	7.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by pursuant to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2020 (excluding 1,435,217 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

(4)	Consists of options exercisable into 100,000 ordinary shares, at exercise price per share of $1.50, all of which are fully vested and expires on December 31, 2021.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2020, there were 22 holders of record of our ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

Not applicable.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	financial information

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (approximately $268,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the IIA to withdraw it. In February 2012, the IIA rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the IIA has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

Except as stated above, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Policy

On January 28, 2013, our Board of Directors authorized a special one-time dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate, payable to shareholders of record as of March 15, 2013. On February 6, 2017, we announced that we have successfully completed our self tender offer and, as contemplated in the offer to purchase, we have accepted for purchase all of the 1,435,217 shares tendered for $1.50 per share, or approximately $2.15 million in the aggregate. The distribution of the dividend to shareholders and the self tender offer were subject to deduction of applicable withholding taxes.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are currently quoted on the over-the-counter market in the Pink Open Market (also known as the Pink Sheets), or OTC Pink, which is operated by OTC Markets Group, Inc. This means there may be limited liquidity for trading in our shares. See Item 3.D “Risk Factors” under “The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.”

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

Copies of our memorandum of association and our articles of association are filed as Exhibits 1.1 and 1.2 to this annual report. The information called for by this Item 10.B. is included in Exhibit 2.1 to this annual report and is incorporated herein by reference.

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

Israeli Tax

General Corporate Tax

For a discussion of the current corporate tax applicable to companies in Israel - see Item 5A “Operating Results – Corporate Tax Rate” above.

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

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Shareholders that are individuals who have taxable income that exceeds NIS 640,000 in a tax year (linked to the Israeli CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel; or (iii) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. If any of these exceptions apply, then the sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents on Receipt of Dividends

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless the dividends are paid from income derived under certain tax incentive programs provided by Israeli tax law, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to tax incentive programs, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2019. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, 2016, 2017, 2018 and 2019, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2019. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2019 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Avi Mann, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

In April 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s employees and directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of $15,625 for the year 2019 for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2019, our principal accountant did not bill us for tax services.

 All Other Fees. For 2019, our principal accountant did not bill us for other services.

Pre-approval Policies and Procedures. Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	financial statements

Our financial statements and related auditor’s report for the year ended December 31, 2018 are enclosed as part of this annual report.

ITEM 19.	exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*	Memorandum of Association, as amended (translated from Hebrew).

1.2*	Articles of Association, as amended and restated.

2.1*	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934.

4.1	2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Report on Form 20-F, filed with the SEC on June 26, 2003).

4.2	2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Report on Form S-8, filed with the SEC on April 1, 2004).

4.3	Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8*	List of Subsidiaries.

11	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).

12*	Certification by CEO and CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13**	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15*	Consent of Barzily & Co., independent auditors.

101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

*	Filed herewith.

**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalnik Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Metalnik Ltd. (the “Company”) as of December 31, 2019 and 2018 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes, collectively referred to as the “financial statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our conclusion, we draw attention to Note 1 in the financial statements which indicated the lack of business activity as of the reporting date and the date of approval of the financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ Barzily & Co.

We have served as the Company’s auditor since 2017.

Jerusalem, Israel

April 29, 2020

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	12	24
Deposits	1,919	1,902
Total assets	1,931	1,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accrued expenses (Note 6)	142	141
Total current liabilities	142	141

Shareholders’ equity
Ordinary shares of NIS 1.0 par value (5,000,000 and 100,000,000 shares authorized as of December 31, 2018 and December 31, 2019; 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2019 and December 31, 2018)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(145,074)	(145,078)
	13,827	13,823

Treasury stock, at cost: 1,525,067 shares as of December 31, 2019 and December 31, 2018	(12,038)	(12,038)
Total shareholders’ equity	1,789	1,785
Total liabilities and shareholders’ equity	1,931	1,926

/s/ Joseph Winston	/s/ Daniel Magen
Joseph Winston Chairman of the Board	Daniel Magen CEO & CFO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share data)

	Year ended December 31,
	2019	2018	2017

Revenues	-	-	-
Cost of revenues	-	-	-

Gross profit	-	-	-

Sales and marketing	-	-	-
General and administrative	45	58	194

Operating loss	(45)	(58)	(194)

Financial income, net	49	23	4

Net profit (loss)	4	(35)	(190)

Per share data-

Basic and diluted earnings (loss)	0.003	(0.028)	(0.136)

Shares used in computing earnings (loss) per ordinary share:

Basic and diluted	1,255,640	1,255,640	1,401,128

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	Deficit	Total

Balance at January 1, 2017	2,780,707	89,850	790	158,111	(9,885)	(144,853)	4,163
Purchase of treasury stock		1,435,217	-	-	(2,153)	-	(2,153)
Net loss for the year	-	-	-	-	-	(190)	(190)
Balance at December 31, 2017	2,780,707	1,525,067	790	158,111	(12,038)	(145,043)	1,820
Changes during 2018:
Net loss for the year						(35)	(35)
Balance at December 31, 2018	2,780,707	1,525,067	790	158,111	(12,038)	(145,078)	1,785
Changes during 2019:
Net profit for the year						4	4
Balance at December 31, 2019	2,780,707	1,525,067	790	158,111	(12,038)	(145,074)	1,789

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2018	2017

Cash flows from operating activities:
Net profit (loss)	4	(35)	(190)
Adjustments required to reconcile net profit to net cash provided by (used in) operating activities (Appendix A)	1	(5)	(38)
Net cash provided by (used in) continuing operating activities	5	(40)	(228)

Cash flows for financing activities:
Purchase of treasury stock	-	-	(2,153)
Net cash used in financing activities	-	-	(2,153)

Cash flows for investing activities:
Deposits	(17)	(1,902)	-
Net cash used in investing activities	(17)	(1,902)	-

Decrease in cash and cash equivalents	(12)	(1,942)	(2,381)
Cash and cash equivalents at beginning of year	24	1,966	4,347
Cash and cash equivalents at end of year	12	24	1,966

Appendix A
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:

Changes in operating assets and liabilities:

Decrease (increase) in assets:
Other receivables and prepaid expenses	-	-	10
Increase (decrease) in liabilities:
Other payables and accrued expenses	1	(5)	(48)

	1	(5)	(38)

The accompanying notes are an integral part of the financial statements

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

Metalink Ltd. (the “Company”) is an Israeli company, which until the sale of its WLAN operations in February 2010 was engaged in the WLAN business and since then, conducted only limited business activities related to its DSL business, which, since March 2016, it no longer conducts. In February 2017, the Company completed its self-tender offer and purchased approximately 53.3% of the shares outstanding as of immediately prior to the consummation of the tender offer, for $1.50 per share, or approximately $2.15 million in aggregate. The Company’s current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of its affiliates, and, to a limited extent, voluntary liquidation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

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

The Company applies ASC No. 718-10 (formerly SFAS No. 123(R), “Share Based Payment”). The Company’s net profit (loss) for the years ended December 31, 2019, 2018 and 2017 includes $0 of compensation expenses related to the Company’s share-based compensation awards, respectively.

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

F.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling goods or services

The Company applies ASC No. 505-50 (formerly EITF 96-18), (“accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services”). The Company’s compensation expenses related to the Company’s equity-based compensation awards for the year ended December 2019, 2018 and 2017 were $0.

G.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)	As of December 31, 2019, the Company had cash and cash equivalents that totaled to $12 and short-term deposits totaling to $1,919 all of which are deposited in a major Israeli financial institution. As of December 31, 2018, the Company had cash and cash equivalents that totaled to $24 and short-term deposits totaling to $1,902 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company’s cash and cash equivalents and its deposits are financially sound.

H.	Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, deposits, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or substantially similar to their carrying amounts.

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

Until this day, the disagreement has not been resolved. The Company is of the opinion that the demand has no merits and intends to vigorously defend its case. The Company recorded a provision, included in other payables and accrued expenses, intended for legal claims against the Company, including the above mentioned demand dated August 30, 2011, which the Company’s management believes is sufficient under the circumstances.

NOTE 4 - SHARE CAPITAL -

Stock Options

(i)	In January 2012, the Company granted its former CEO, Tzvika Shukhman, options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options vested fully on December 31, 2013; (iii) the options expiration date is set 10 years from date of grant, i.e. December 31, 2021; and (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company’s stock option plan. Those options are treated as equity instruments issued to other than employees.

(ii)	During 2012, the Board of Directors decided to grant its former director, Hudi Zak, options to purchase up to 12,500 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options are all fully vested upon the grant; (iii) the options expiration date is set 10 years from date of grant; and (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company’s stock option plan.

A summary of the status of the Company’s stock option plans to employees and directors of the Company as of December 31, 2019, 2018 and 2017 and changes during the years then ended are as follows:

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 4 - SHARE CAPITAL (Cont.)

Stock Options (Cont.)

	December 31, 2019		December 31, 2018		December 31, 2017
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at beginning of year	112,500	-	112,500	-	112,500	-
Granted during year	-	-	-	-	-	-
Forfeited during year	-	-	-	-	-	-
Exercised during year	-	-	-	-	-	-

Outstanding at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Options exercisable at end of year	112,500	1.5	112,500	1.5	112,500	1.5

Weighted average fair
value of options & RSU granted during year	-		-		-

Forfeited average intrinsic value during year	-		-		-
Exercised average intrinsic value during year	-		-		-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5 - TAXES ON INCOME

A.	Taxation under Various Laws

(i)	The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)	Income derived from sources other than the “Approved Enterprise” is taxable at the ordinary corporate tax rate of 23% in 2019 and 2018 (regular “Company Tax”).

B.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2019	2018	2017
Net profit (loss) as reported in the statements of operations	4	(35)	(190)
Statutory tax rate	23.0%	23.0%	24.0%
Income Tax under statutory tax rate	1	(8)	(46)

Less full valuation allowance	(1)	8	46

Actual income tax	-	-	-

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

Tax losses carried forward of the Company are $209 million (NIS 724 million) for December 2017, $193 million (NIS 724 million) for December 2018 and expected to be $210 million (NIS 724 million) for December 2019. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at yearend, and therefore fluctuates significantly through the periods).

D.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2014.

NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2019	2018

Payroll and related amounts	0	0
Accrued expenses	142	141
	142	141

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metalink Ltd.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date:  April 29, 2020