Form 20-F
period 2020-12-31
METALINK LTD
filed 2021-04-29
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2020):

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

Large accelerated filer ☐       Accelerated filer ☐

Non-accelerated filer ☒         Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•“dollars” or “$” are to United States dollars;

•“Lantiq” are to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG.;

•“Lantiq Transaction” are to the sale of our WLAN business to Lantiq on February 15, 2010 pursuant to that Asset Purchase Agreement, dated January 5, 2010, by and among us and Lantiq;

•“NASDAQ” are to the NASDAQ Capital Market (formerly, the Nasdaq SmallCap Market);

•“NIS” or “shekel” are to New Israeli Shekels;

•“ordinary shares” are to our ordinary shares, NIS 1.0 par value per share; and

•“SEC” are to the United States Securities and Exchange Commission.

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

Exchange Rate

On December 31, 2020, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.215 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

The following selected data is derived from our audited financial statements included elsewhere in this annual report:

●	statement of income data for the years ended December 31, 2018, 2019 and 2020; and

●	balance sheet data as of December 31, 2019 and 2020.

The following selected data is derived from our audited financial statements that are not included in this annual report:

●	statement of income data for the years ended December 31, 2016 and 2017; and

●	balance sheet data as of December 31, 2016, 2017 and 2018.

You should read the following selected financial data together with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

	Year Ended December 31,*
	2016	2017	2018	2019	2020
	(U.S. dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$0	$0	$0	$0	$0
Cost of revenues:
Costs and expenses	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-
Total cost of revenues	0	0	0	0	0
Gross profit (loss)	0	0	0	0	0
Operating expenses:
Sales and marketing	-	-	-	-	-
General and administrative	291	194	58	45	48
Total operating expenses	291	194	58	45	48
Operating (loss)	(291	(194)	(58)	(45)	(48)
Financial income (expenses), net:	39	4	23	49	25
Net profit (loss)	$(252)	$(190)	$(35)	$4	(23)
Per share data:
Basic and diluted earnings (loss)	$(0.09)	$(0.136)	$(0.028)	$0.003	(0.018)
Shares used in computing loss per ordinary share:
Basic and diluted	2,690,857	1,401,128	1,255,640	1,255,640	1,255,640

	As of December 31,
	2016	2017	2018	2019	2020
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,347	$1,966	$24	$ 12	$301
Deposits	-	-	1,902	1,919	1,624
Working capital	4,163	1,820	1,785	1,789	1,771
Total assets	4,357	1,966	1,926	1,931	1,925
Shareholders’ equity	4,163	1,820	1,785	1,789	1,766

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $4,000 for the year ended December 31, 2019, we incurred a loss from continuing operations for each of the years ended December 31, 2020, 2018, 2017, 2016. Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2020, was approximately $145.1 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2020, we held approximately $1.9 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposits do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

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

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2021, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

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

As of April 1, 2021, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2019. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2020. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

From our inception through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers. We shipped our first chipset in the fourth quarter of 1994. From that time until February 2010, we focused on developing additional products and applications, shaping new industry standards and building our worldwide indirect sales and distribution channels. In February 2010, we sold our wireless local area network (WLAN) business to Lantiq. In February 2017, we completed our self-tender offer and purchased approximately 53.3% of the shares issued and outstanding as of immediately prior to the consummation of the tender offer, for $1.50 per share, or approximately $2.15 million in the aggregate. Consequently, Mr. Daniel Magen became our largest beneficial owner, owning, in the aggregate, 670,000 ordinary shares, representing approximately 53.4% of the issued and outstanding shares of Metalink.

Recent Major Developments

There were no major developments in Metalink since January 1, 2020.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2020, 2019 and 2018.

During 2018, 2019 and 2020, we did not make any significant divestitures.

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

The Government of Israel, through the Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy, or the IIA, encourages research and development projects pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984, and the regulations promulgated thereunder, or the R&D Law. Since 1995, we received grants from the IIA for the development of our products, including DSL products. In addition, we were engaged in a research project, under the sixth framework program of the European Commission, under which we were entitled to grants based on certain approved expenditures of a research and development plan. See Item 5.A under “Government Grants” and Item 5.C under “Grants from the IIA”.

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

Revenues in 2020 and 2019 were $0.

Operating loss for 2020 was $48,000, compared to an operating loss of $45,000 in 2019. This increase was mainly due to the increase of our operating expenses.

As of December 31, 2020 and 2019, we had approximately $1.9 million in cash, cash equivalents and short-term deposits. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

2021 Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2021.

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

General

The following discussion of our results of operations for the years ended December 31, 2020, 2019 and 2018, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2018		2019		2020

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	58	-	45	-	48	-
Other expenses	-	-	-	-	-	-
Total operating expenses	58	-	45	-	48	-
Operating loss	(58)	-	(45)	-	(48)	-
Financial income, net	23	-	49	-	25	-
Net income (loss)	(35)	0%	4	0%	(23)	0%

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

Financial Income, Net. In 2020, 2019 and 2018, financial income, net was primarily attributable to interest income, exchange rates differences and balance annulments.

Taxes. Israeli companies are subject to corporate tax at the rate of 23% for the years 2018, 2019 and 2020. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues. There were no revenues in 2020 and in 2019. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2020 and in 2019.

Operating Expenses. Operating expenses were $48,000 in 2020, compared with $45,000 in 2019.

Financial Income, net. Financial income, net was $25,000 in 2020, compared with $49,000 in 2019.

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

	Year Ended December 31,
	2016	2017	2018	2019	2020
NIS	(1.5)%	(9.8)%	8.1%	(7.8)%	(6.97)%
Israeli Consumer Price Index	(0.2)%	0.4%	0.8%	0.6%	(0.6)%

A revaluation of the NIS in relation to the dollar has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2016-2020, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 23% for the years 2018 and 2019 and for future years.

As a result of our accumulated tax loss carry-forwards (which totaled more than $200 million at December 31, 2020), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2020 tax year.

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

We paid or accrued to the IIA $0 for 2020, 2019 and 2018. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents and restricted deposits of approximately $1.9 million as of December 31, 2020, 2019 and 2018, respectively. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposit) or long-term investments or outstanding borrowings.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2020, 2019 and 2018.

Net cash used in operating activities was $11,000 for the year ended December 31, 2020. Net cash used in operating activities was $10,000 for the year ended December 31, 2019. Net cash used in operating activities was $44,000 for the year ended December 31, 2018.

Net cash used in financing activities was $0 for the years ended December 31, 2020, 2019 and 2018. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash provided by (used in) investing activities was $300,000, ($2,000) and ($1,898) thousand for the years ended December 31, 2020, 2019 and 2018, respectively, primarily related to a short-term deposit renewed automatically on a half year basis.

Outlook

In light of several factors, primarily our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next twelve months.

C.	Research and Development, Patents and Licenses, etc.

Grants from the IIA

The Government of Israel encourages research and development projects through the IIA pursuant to the R&D Law. Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and the R&D Law.

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

There were no contractual obligations or commercial commitments as of December 31, 2020, as such terms are defined under Item 5F of the instructions to Form 20-F.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	42	Chairman of the Board of Directors
Daniel Magen	50	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	38	Director
Ron Mekler*	47	Director
Avi Mann*	58	External Director
Mor Kaniel*	31	External Director

*	Member of the Audit Committee and Compensation Committee.

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

General

The aggregate remuneration we paid for the year ended December 31, 2020 to our directors and executive officers (six persons during 2020), was approximately NIS 26,000 (equivalent to $8,090) in salaries, fees, commissions and bonuses. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

 As approved by our shareholders, commencing June 2018, our external directors, including Messrs. Mann and Kaniel, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 21,210 (equivalent to approximately $6,600) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 615 per meeting attended (equivalent to approximately $190), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI.

As approved by our shareholders, commencing June 2018, our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston) are entitled to a meeting attendance fee of NIS 620 (equivalent to approximately $190), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent, all linked to the Israeli CPI.

For the sake of clarity, Mr. Magen is not entitled to any fees in consideration for his service as a member of the Board of Directors or as an executive officer.

No directors have arrangements to receive benefits upon termination of employment.

Compensation of Executive Officers

In 2020, we did not pay any compensation to our executive officer.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2021. The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2021 (excluding 1,525,067 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen	670,000	53.4%
Joseph Winston	-	-
Roi Kol	-	-
Ron Mekler	-	-
Avi Mann	-	-
Mor Kaniel	-	-
Directors and Officers as a group (consisting of 6 persons)	670,000	53.4%

*	Less than 1%.

(1)

Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2021.

(2)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of April 1, 2021, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

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

In 2018, 2019 and 2020, we did not grant any options to purchase ordinary shares. As of April 1, 2021, options to purchase 112,500 ordinary shares, at an exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021. These options were granted to Mr. Shukhman, our former CEO, and to Mr. Zack, our former Director.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2021 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

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

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2021 (excluding 1,525,067 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

(4)	Consists of options exercisable into 100,000 ordinary shares, at exercise price per share of $1.50, all of which are fully vested and expires on December 31, 2021.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2021, there were 22 holders of record of our ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

Not applicable.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (approximately $292,000), excluding interest and linkeage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the IIA to withdraw it. In February 2012, the IIA rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the IIA has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2020.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2020. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, 2016, 2017, 2018, 2019 and 2020, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2020. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2020 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Avi Mann, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

In April 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s employees and directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of $16,796 for the year 2020 for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2020, our principal accountant did not bill us for tax services.

All Other Fees. For 2020, our principal accountant did not bill us for other services.

Pre-approval Policies and Procedures. Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Our financial statements and related auditor’s report for the year ended December 31,2020 are enclosed as part of this annual report.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (translated from Hebrew) (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on April 29, 2020).

1.2	Articles of Association, as amended and restated (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on April 29, 2020).

2.1

Description of the Rights of Each Class of Securities Registered
under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on April 29, 2020).

4.1	2003 Share Option Plan (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on June 26, 2003).

4.2	2003 International Employee stock option Plan (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form S-8, filed with the SEC on April 1, 2004).

4.3

Form of Indemnity Letter to Office Holders (incorporated herein by reference to Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011).

8	List of Subsidiaries (incorporated herein by reference to Exhibit 8 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on April 29, 2020).

11	Code of Business Conduct and Ethics, adopted in April 2004 (incorporated herein by reference to Exhibit 11 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012).

12*	Certification by CEO and CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13**	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15*	Consent of Barzily & Co., independent auditors.

101*

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

*	Filed herewith.

**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalink Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Metalink Ltd. (the “Company”) as of December 31, 2020 and 2019 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020   and the related notes, collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our conclusion, we draw attention to Note 1 in the financial statements which indicated the lack of business activity as of the reporting date and the date of the filing of this report.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Barzily & Co.

Certified Public Accountants.

We have served as the Company's auditor since 2017.

Jerusalem, Israel

April 26, 2021

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	301	12
Bank deposits	1,624	1,919

Total assets	1,925	1,931

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses	159	142
Total current liabilities	159	142

CONTINGENT LIABILTIIES

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized as of December 31, 2020 and December 31, 2019; 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2020 and December 31, 2019)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(145,097)	(145,074)
	13,804	13,827

Treasury stock, at cost: 1,525,067 shares as of December 31, 2020 and December 31, 2019	(12,038)	(12,038)
Total shareholders' equity	1,766	1,789

Total liabilities and shareholders' equity	1,925	1,931

/s/ Joseph Winston	/s/ Daniel Magen
Mr. Joseph Winston Chairman of the Board	Mr. Daniel Magen CEO & CFO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share data)

	Year ended December 31,
	2020	2019	2018

General and administrative (includes director fees in the amount of $8, $7 and $2 in 2020, 2019 and 2018, respectively)	48	45	58

Operating loss	(48)	(45)	(58)

Financial income, net	25	49	23

Net profit (loss)	(23)	4	(35)

Per share data-

Basic and diluted earnings (loss)	(0.018)	0.003	(0.028)

Shares used in computing earnings (loss) per ordinary share:
Basic and diluted	1,255,640	1,255,640	1,255,640

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	Deficit	Total
Balance at
January 1, 2018	2,780,707	1,525,067	790	158,111	(12,038)	(145,043)	1,820

Changes during 2018:
Net loss for the year	-	-	-	-	-	(35)	(35)
Balance at
December 31, 2018	2,780,707	1,525,067	790	158,111	(12,038)	(145,078)	1,785
Changes during 2019:
Net profit for the year						4	4
Balance at
December 31, 2019	2,780,707	1,525,067	790	158,111	(12,038)	(145,074)	1,789

Changes during 2020:
Net loss for the year						(23)	(23)
Balance at
December 31, 2020	2,780,707	1,525,067	790	158,111	(12,038)	(145,097)	1,766

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Cash flows from operating activities:
Net profit (loss)	(23)	4	(35)
Adjustments required to reconcile net profit (loss) to net cash provided by (used in) operating activities (Appendix A)
Deposit revaluation*	(5)	(15)	(4)
Increase (decrease) in operating liabilities:
Other payables and accrued expenses	17	1	(5)
Net cash (used in) continuing operating activities	(11)	(10)	(44)

Cash flows from investing activities:
Deposits*	300	(2)	(1,898)
Net cash provided by (used in( investing activities	300	(2)	(1,898)

Increase (decrease) in cash and cash equivalents	289	(12)	(1,942)
Cash and cash equivalents at beginning of year	12	24	1,966
Cash and cash equivalents at end of year	301	12	24

*Reclassified

The accompanying notes are an integral part of the financial statements

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 1-GENERAL

Metalink Ltd. (hereinafter: the "Company") is an Israeli company incorporated in September 1992, which until the sale of its WLAN operations in February 2010 was engaged in the WLAN business (see Note 4) and since then, conducted only limited business activities related to its DSL business, which, since March 2016, it no longer conducts. The Company's current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of its affiliates, and, to a limited extent, voluntary liquidation.

NOTE 2-    SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

A.Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

B.Financial Statements in U.S. Dollars

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

C.Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments like bank deposits, which are readily convertible into cash with original maturities when purchased of three months or less.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.Net Profit (Loss) Per Ordinary Share

Basic net profit (loss) per ordinary share was computed in accordance with ASC No. 260-10 by dividing the net profit (loss) allocated to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. For purposes of calculating diluted earnings per ordinary share, the denominator includes both the weighted-average number of ordinary shares outstanding during the period and the number of ordinary share equivalents if the inclusion of such ordinary share equivalents is dilutive. Dilutive ordinary share equivalents potentially include stock options using the treasury stock method.

In 2020 and 2018, the Company incurred net losses which cannot be diluted; therefore, basic and diluted loss per ordinary share was the same.  In 2019, the stock options were "out of the money" and therefore, basic and diluted loss per ordinary share was the same.

E.Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits.

As of December 31, 2020, the Company had cash and cash equivalents that totaled to $301 and short-term deposits totaling to $1,624 all of which are deposited in a major Israeli financial institution. As of December 31, 2019, the Company had cash and cash equivalents that totaled to $12 and short-term deposits totaling to $1,919 all of which were deposited in a major Israeli financial institution. The Company has not incurred any losses on these accounts. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits is financially sound.

F.Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, and other payables and accrued expenses approximated their fair values as of December 31, 2020 and 2019 due to their short-term nature.

G.Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements. Most of the newer standards issued represent technical corrections to the accounting literature or application to specific industries which have no effect on the Company’s financial statements.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 3-BANK DEPOSITS

The Company’s bank deposits are denominated in U.S. dollars and bare different interest rates ranging from 0.37% to 0.53% depending on their maturity, which ranges from 6 to 12 months.

NOTE 4-CONTINGENT LIABILITIES

In August 30, 2011, the Company received a letter from Tmura Fund, operating within the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy) (the "IAA") according to which - the Company is required to pay the IAA a sum of NIS 943 thousand ($293 thousand) for royalties on the basis of income derived from the sale of the WLAN business to Lantiq.

On September 15, 2011 the Company replied that it disagrees with the IAA position.

As of the filing of this report, the disagreement has not been resolved. The Company is of the opinion that the demand has no merits and intends to vigorously defend its case. Despite this opinion, the Company recorded a provision in the amount of USD $128 thousand, included in other payables and accrued expenses, intended for potential legal claims against the Company for the above mentioned demand dated August 30, 2011. See Note 7.

NOTE 5    - SHARE CAPITAL

Stock Options

(i)In January 2012, the Company granted its former CEO, Tzvika Shukhman, options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options vested fully on December 31, 2013; (iii) the options expiration date is set 10 years from date of grant, i.e. December 31, 2021; Those options are treated as equity instruments issued to other than employees.

(ii)During 2012, the Board of Directors decided to grant its former director, Hudi Zak, options to purchase up to 12,500 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options are all fully vested upon the grant; (iii) the options expiration date is set 10 years from date of grant.

A summary of the status of the Company's stock option activities to employees and directors of the Company as of and the year ended December 31, 2020, 2019 and 2018 are as follows:

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5-SHARE CAPITAL (Cont.)

Stock Options (Cont.)

	December 31, 2020		December 31, 2019		December 31, 2018
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Options outstanding at
beginning of year	112,500	1.50	112,500	1.50	112,500	1.50

Outstanding and exercisable at end of year	112,500	1.50	112,500	1.50	112,500	1.50

The aggregate intrinsic value is $0 for all years presented in the table above represents the total intrinsic value, based on the Company’s closing stock price of $0.43 as of December 31, 2020, $0.40 as of December 31, 2019, and $0.39 as of December 31, 2018, which would have been received by the option holders had all option holders exercised their options as of that date.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 6-TAXES ON INCOME

A.Taxation under Various Laws

(i)The Company is assessed under the provisions of the Israeli Income Tax Ordinance.

(ii)Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 23% (regular "Company Tax").

B.Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
Net profit (loss) as reported in the
statements of operations	(23)	4	(35)
Statutory tax rate	23.0%	23.0%	23.0%
Income Tax under statutory tax rate	(5.3)	1	(8)

Less full valuation allowance	5.3	(1)	8

Provision for income tax	-	-	-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 6-TAXES ON INCOME (Cont.)

C.Deferred Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of December 31, 2020, 2019 and 2018. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2020, 2019 and 2018.

Tax losses carried forward of the Company as of 31 December 2018 are $193 million (NIS 726 million), as of December 2019 $210 million (NIS 726 million) and expected to be $226 million (NIS 726 million) as of December 2020. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at year end, and therefore fluctuates significantly through the periods).

D.Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2015.

NOTE 7-SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2 0 2 0	2 0 1 9

Provision for legal claims	128	128
Accrued expenses (in 2020 includes $8 to directors)	31	14
	159	142

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 8-SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

Financial Income

	December 31,
	2 0 2 0	2 0 1 9

Interest income	49	25
Income (expense) from revaluation of deposits	(24)	24
	25	49

NOTE 9- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (COVID-19)

Since January 2020 and until the filing of this report, the world is experiencing a pandemic that is having a macro-economic impact relating to the spread of the Covid-19 (Corona) virus (hereinafter “the Virus”). Corona has been declared a pandemic by the World Health Organization. Many countries, including Israel, have taken significant steps in an effort to minimize the spread of the Virus, such as restrictions on citizens, transportation of passengers and goods, reducing the number of employees who are allowed to get to work, etc.

This event has significant effects on the economies and world markets, and many countries were economically harmed by the spread of the Virus.

The Company's management is of the opinion that, as of the issuance of this report, there is no effect on the scope of the Company’s operations.

In case the Company will have an investment and/or new activity in the near future, at this stage the Company does not know in which sector or industry it will be, hence it does not know how to assess the possible impact of the Virus on the investment/new activity.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date:  April 29, 2021