Form 20-F
period 2021-12-31
METALINK LTD
filed 2022-04-27
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2021):

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

Exchange Rate

On December 31, 2021, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.11 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Since February 2010, we conducted only limited business activities related to our DSL business, which, since March 2015, we no longer conduct. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates. In particular, our Board of Directors has determined to focus on exploring a possible business combination with an operating company. See also below under “We may not be successful in executing our plan of operations”.

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated a profit from continuing operations of approximately $4,000 for the year ended December 31, 2019, we incurred a loss from continuing operations for each of the years ended December 31, 2021, 2020, 2018, and 2017. Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2021, was approximately $145.1 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2021, we held approximately $1.9 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposits do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

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

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2022, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

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

As of April 1, 2022, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2021. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2021. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region. Since late 2000, there has also been an increase in violence and unrest between Israel and the Palestinians, including during the summer of 2014, when Israel was engaged in an armed conflict with Hamas, a militia and political group operating in the Gaza Strip. This conflict has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, since the end of 2010, several countries in the region have been experiencing increased political instability, which has led to changes in government in some of these countries and increases in violence and turbulence, including the ongoing civil war in Syria which shares a common border with Israel, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have presence in Syria as well as influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future. In addition, this instability in the region may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. For example, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Recent Major Developments

There were no major developments in Metalink since January 1, 2021.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2021, 2020 and 2019.

During 2019, 2020 and 2021, we did not make any significant divestitures.

B.	Business Overview

Overview

Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates. In particular, our Board of Directors has determined to focus on exploring a possible business combination with an operating company.

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

Overview

General

Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates.

Revenues in 2021 and 2020 were $0.

Operating loss for 2021 was $43,000, compared to an operating loss of $48,000 in 2020. This decrease was mainly due to the decrease in our operating expenses.

As of December 31, 2021 and 2020, we had approximately $1.9 million in cash, cash equivalents and short-term deposits. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2022.

Plan of Operations. Our plan of operation is to consider strategic alternatives, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of our affiliates. There is no assurance that any of these alternatives will be pursued or, if one is pursued, what the timing thereof would be or the terms on which it would occur.

Global Conditions. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, caused disruptions in global supply chains, and decreased consumer mobility and activity. The pandemic, coupled with the ongoing conflict in Ukraine, contributed to additional uncertainty in global economic conditions and we also witnessed inflation trends around the world. Since most of our cash and cash equivalents are invested in short-term dollar deposits, their value may be impaired in an inflationary environment.

A.	Operating Results

General

The following discussion of our results of operations for the years ended December 31, 2021, 2020 and 2019, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2019		2020		2021

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	45	-	48	-	43	-
Other expenses	-	-	-	-	-	-
Total operating expenses	45	-	48	-	43	-
Operating loss	(45)	-	(48)	-	(43)	-
Financial income, net	49	-	25	-	3	-
Net income (loss)	(4)	0%	(23)	0%	(40)	0%

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues. There were no revenues in 2021 and in 2020. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2021 and in 2020.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $43,000 in 2020, compared with $48,000 in 2021.

Financial Income, net. Financial income, net, which is primarily attributable to interest income, exchange rates differences and balance annulments, was $3,000 in 2021, compared with $25,000 in 2020.

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

	Year Ended December 31,
	2017	2018	2019	2020	2021
NIS	(9.8)%	8.1%	(7.8)%	(7.0)%	(3.3)%
Israeli Consumer Price Index	0.4%	0.8%	0.6%	(0.7)%	2.8%

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

In 2017-2021, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 23% for the years 2020 and 2021 and for future years.

As a result of our accumulated tax loss carry-forwards (which we estimate totaled more than $230 million at December 31, 2021), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2021 tax year.

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

We paid or accrued to the IIA $0 in the past three fiscal years. See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through funds generated by our public offerings in 1999 and 2000 as well as research and development and marketing grants, primarily from the Government of Israel. From 2008 until 2010, we also financed our operations through private equity investments and, on a limited basis, through short-term loans.

Working Capital and Cash Flows

We had cash and cash equivalents and restricted deposits of approximately $1.9 million as of December 31, 2021, 2020 and 2019, respectively. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposits) or long-term investments or outstanding borrowings.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2021, 2020 and 2019.

Net cash used in operating activities was $40,000 for the year ended December 31, 2021, compared with $11,000 for the year ended December 31, 2020 and $10,000 for the year ended December 31, 2019.

Net cash used in financing activities was $0 for the years ended December 31, 2021, 2020 and 2019. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash provided by (used in) investing activities was ($248,000), $300,000 and ($2,000) for the years ended December 31, 2021, 2020 and 2019, respectively, primarily related to short-term deposits.

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

See also Item 8A – “Legal Proceedings” regarding a pending claim of the IIA.

D.	Trend Information

See Item 5A – “Operating Results – Overview – Outlook.”

E.	Critical Accounting Estimates

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

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	43	Chairman of the Board of Directors
Daniel Magen	51	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	39	Director
Ron Mekler*	48	Director
Avi Mann*	59	External Director
Mor Salomon*	32	External Director

*	Member of the Audit Committee and Compensation Committee.

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

Avi Mann has served as our external director since June 2018. He is the Chief Executive Officer of PargaMann Eng. Ltd., a privately held company that provides marketing, engineering and technological solutions for construction projects to a number of local and international companies. He is also a shareholder and director of Bettear Accessible Technologies Development Ltd., a privately held company. Mr. Mann has a BSc in mechanical engineering from the Technion, Israel Institute of Technology with a specialty in energy systems and an M.B.A. in business administration with a specialty in strategic management, marketing, human resources, systems management and organizational structure from the Technion, Israel Institute of Technology.

Mor Salomon (formerly, Mor Kaniel), has served as our external director since June 2018. Since May 2019, Ms. Salomon is an economist in the finance department of Soglowek Ltd., an Israeli food manufacturer and supplier. Prior thereto, from February 2017 to April 2019, she was the Head of Finance of the Retail Division of Alpha Cosmetics Ltd. Ms. Salomon has a B.A. in economics and business administration from Bar Ilan University.

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

General

The aggregate remuneration we paid for the year ended December 31, 2021 to our directors and executive officers (six persons during 2021), was approximately NIS 23,000 (equivalent to $7,400) in salaries, fees, commissions and bonuses. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

 As approved by our shareholders, commencing June 2018, our external directors, including Mr. Mann and Ms. Salomon, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 21,210 (equivalent to approximately $6,810) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 615 per meeting attended (equivalent to approximately $200), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI.

As approved by our shareholders, commencing June 2018, our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston) are entitled to a meeting attendance fee of NIS 620 (equivalent to approximately $200), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent, all linked to the Israeli CPI.

For the sake of clarity, Mr. Magen is not entitled to any fees in consideration for his service as a member of the Board of Directors or as an executive officer.

No directors have arrangements to receive benefits upon termination of employment.

Compensation of Executive Officers

In 2021, we did not pay any compensation to our executive officer.

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

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise”. Our current external directors are Mr. Mann and Ms. Salomon. We have determined that Mr. Mann has the requisite “accounting and financial expertise”.

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

Our Audit Committee consists of Mr. Mann, Ms. Salomon and Mr. Mekler.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2022 (the “Measurement Date”). The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of the Measurement Date (excluding 1,525,067 treasury shares).

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Daniel Magen	670,000	53.4%
Joseph Winston	-	-
Roi Kol	-	-
Ron Mekler	-	-
Avi Mann	-	-
Mor Salomon	-	-
Directors and Officers as a group (consisting of 6 persons)	670,000	53.4%

*	Less than 1%.

(1)

Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of the Measurement Date.

(2)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the Measurement Date, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

Share Option Plans

We have two option plans, our Share Option Plan (2003), or the 2003 Plan, for our advisors and independent contractors, which is currently in use and one other plan. The expiration dates of the options granted under the plans range from 4 to 25 years from the date of grant. Our plans are administered currently by our Board of Directors. All of our employees and directors are eligible to participate in our plans. Members of advisory board, if any and our independent contractors are eligible to receive options under our 2003 Plan.

In the past three fiscal years, we did not grant any options to purchase ordinary shares. As of the Measurement Date, we do not have any options outstanding under our 2003 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2022 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

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

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2022 (excluding 1,525,067 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 19, 2022, there were 21 holders of record of our ordinary shares, of which 13 record holders had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

B.	Related Party Transactions

Not applicable.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (approximately $292,000), excluding interest and linkage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the IIA to withdraw it. In February 2012, the IIA rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the IIA has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

Shareholders that are individuals who have taxable income that exceeds NIS 663,240 in a tax year (for 2022, linked to the Israeli CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2021. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, 2016, 2017, 2018, 2019, 2020 and 2021, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2021. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2021 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Avi Mann, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

In April 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s employees and directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of approximately $18,300 for the year 2021 for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2021, our principal accountant did not bill us for tax services.

All Other Fees. For 2021, our principal accountant did not bill us for other services.

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

Our financial statements and related auditor’s report for the year ended December 31, 2021 are enclosed as part of this annual report.

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

101*

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

*	Filed herewith.

**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalink Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Metalink Ltd. (the “Company”) as of December 31, 2021 and 2020 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes, collectively referred to as the "financial statements."  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ Barzily & Co.

Certified Public Accountants.

We have served as the Company's auditor since 2017.

Jerusalem, Israel

April 25, 2022

The accompanying notes are an integral part of the financial statements

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	13	301
Bank deposits	1,875	1,624
Total assets	1,888	1,925

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses	162	159
Total current liabilities	162	159

CONTINGENT LIABILTIIES

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized as of December 31, 2021 and December 31, 2020; 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2021 and December 31, 2020)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(145,137)	(145,097)
	12,974	13,804

Treasury stock, at cost: 1,525,067 shares as of December 31, 2021 and December 31, 2020	(12,038)	(12,038)
Total shareholders' equity	1,726	1,766
Total liabilities and shareholders' equity	1,888	1,925

/s/ Joseph Winston	/s/ Daniel Magen
Mr. Joseph Winston	Mr. Daniel Magen
Chairman of the Board	CEO & CFO

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share data)

	Year ended December 31,
	2021	2020	2019

General and administrative (includes director fees in the amount of $7, $8 and $7, in 2021, 2020 and 2019, respectively)	43	48	45

Operating loss	(43)	(48)	(45)

Financial income, net	3	25	49
Net profit (loss)	(40)	(23)	4

Per share data-

Basic and diluted earnings (loss)	(0.032)	(0.018)	0.003

Shares used in computing earnings (loss) per ordinary share:

Basic and diluted	1,255,640	1,255,640	1,255,640

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	Issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	Deficit	Total
Balance at
January 1, 2019	2,780,707	1,525,067	790	158,111	(12,038)	(145,078)	1,785

Changes during 2019:
Net income for the year	-	-	-	-	-	4	4
Balance at
December 31, 2019	2,780,707	1,525,067	790	158,111	(12,038)	(145,074)	1,789

Changes during 2020:
Net loss for the year						(23)	(23)
Balance at
December 31, 2020	2,780,707	1,525,067	790	158,111	(12,038)	(145,097)	1,766

Changes during 2021:
Net loss for the year						(40)	(40)
Balance at
December 31, 2021	2,780,707	1,525,067	790	158,111	(12,038)	(145,137)	1,726

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Cash flows from operating activities:
Net profit (loss)	(40)	(23)	4
Adjustments required to reconcile net profit (loss) to net cash used in operating activities (Appendix A)
Deposit revaluation	(3)	(5)	(15)
Increase in operating liabilities:
Other payables and accrued expenses	3	17	1
Net cash used in operating activities	(40)	(11)	(10)

Cash flows from investing activities:
Deposits	(248)	300	(2)
Net cash provided by (used in) investing activities	(248)	300	(2)

Increase (decrease) in cash and cash equivalents	(288)	289	(12)
Cash and cash equivalents at beginning of year	301	12	24
Cash and cash equivalents at end of year	13	301	12

The accompanying notes are an integral part of the financial statements

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 1-GENERAL

Metalink Ltd. (hereinafter: the "Company") is an Israeli company incorporated in September 1992, which until the sale of its WLAN operations in February 2010, was engaged in the WLAN business (see Note 4) and since then, the Company conducted only limited business activities related to its DSL business, which, since March 2016, it no longer conducts. The Company's current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of its affiliates,

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

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

At December 31, 2021 the Company had no outstanding stock options as they have expired.

At December 31, 2020 and 2019 the Company had 112,500 outstanding options which did not influence the calculation of the net profit (loss) per ordinary share.

E.Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits.

As of December 31, 2021, the Company had cash and cash equivalents that totaled to $13 and short-term deposits totaling to $1,875 all of which are deposited in a major Israeli financial institution. As of December 31, 2020, the Company had cash and cash equivalents that totaled to $301 and short-term deposits totaling to $1,624 all of which were deposited in a major Israeli financial institution. The Company has not incurred any losses on these accounts. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

F.Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, and other payables and accrued expenses approximated their fair values as of December 31, 2021 and 2020 due to their short-term nature.

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

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 3-BANK DEPOSITS

The Company’s bank deposits are denominated in U.S. dollars and bare different interest rates ranging from 0.45% to 0.60% depending on their maturity, which ranges from 6 to 12 months.

NOTE 4-CONTINGENT LIABILITIES

In August 30, 2011, the Company received a letter from Tmura Fund, operating within the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy) (the "IAA") according to which - the Company is required to pay the IAA a sum of NIS 943 thousand ($303 thousand) for royalties on the basis of income derived from the sale of the WLAN business to Lantiq.

On September 15, 2011, the Company replied that it disagrees with the IAA position.

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

NOTE 5    - SHARE CAPITAL -

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

(ii)During 2012, the Board of Directors decided to grant its former director, Hudi Zak, options to purchase up to 12,500 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options are all fully vested upon the grant; (iii) the options expiration date is set 10 years from date of grant, i.e. December 31, 2021.

A summary of the status of the Company's stock option activities to employees and directors of the Company as of and the year ended December 31, 2021, 2020 and 2019 are as follows:

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5-SHARE CAPITAL (Cont.)

Stock Options (Cont.)

	December 31, 2021		December 31, 2020		December 31, 2019
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Options outstanding at beginning of year	112,500	1.5	112,500	1.5	112,500	1.5

Expiration of options	(112,500)	1.5	-	-	-	-

Outstanding and exercisable at end of year	-	-	112,500	1.5	112,500	1.5

The aggregate intrinsic value is $0 for 2020 and 2019 presented in the table above represents the total intrinsic value, based on the Company’s closing stock price of $0.43 as of December 31, 2020, and $0.40 as of December 31, 2019, which would have been received by the option holders had all option holders exercised their options as of that date.

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

B.Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Net profit (loss) as reported in the statements of operations	(41)	(23)	4
Statutory tax rate	23.00%	23.00%	23.00%
Income Tax under statutory tax rate	(9.4)	(5.3)	1

Less full valuation allowance	9.4	5.3	(1)

Provision for income tax	-	-	-

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

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of December 31, 2021, 2020 and 2019. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2021, 2020 and 2019.

Tax losses carried forward of the Company, as of December 31, 2019 was $210 million (NIS 726 million), as of December 31, 2020 was $226 million (NIS 726 million) and expected to be $233 million (NIS 726 million) as of December 31, 2021. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at year end, and therefore fluctuates significantly through the periods).

D.Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2016.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 7-SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2021	2020

Provision for legal claims	128	128
Accrued expenses administrative (includes director fees in the amount of $7 and $8, in 2021 and 2020, respectively)	34	31
	162	159

NOTE 8-SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

Financial Income

	December 31,
	2021	2020

Interest income	6	49
Expense from revaluation of deposits	(3)	(24)
	3	25

NOTE 9- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (COVID-19)

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, caused disruptions in global supply chains, and decreased consumer mobility and activity. The Company's management is of the opinion that, as of the issuance of this report, the COVID-19 has no effect on the scope of the Company’s operations. In case the Company will have an investment in and/or acquire a new activity in the near future, COVID-19 may have an effect on the Company’s operations but, at this stage, since the Company does not know in which sector or industry it will be, it does not know how to assess the possible impact of the COVID-19 on the investment/new activity.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date:  April 27, 2022