Form 20-F
period 2022-12-31
METALINK LTD
filed 2023-04-27
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022):

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

Large accelerated filer ☐       Accelerated filer ☐

Non-accelerated filer ☒         Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ¨

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive—based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ¨

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

Exchange Rate

On December 31, 2022, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.519 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions, including future or conditional verbs such as “will,” “should,” “would,” “may,” and “could” are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

[PRINTER TO CONFORM]

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated an immaterial profit from continuing operations for each of the years ended December 31, 2019 and 2022, we incurred a loss from continuing operations for each of the years ended December 31, 2021, 2020, 2018, and 2017. Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2022, was approximately $145.1 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2022, we held approximately $1.9 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposits do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

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

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2023, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

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

As of April 1, 2023, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2022. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2022. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region could directly affect our business and our business and financial results could be adversely affected in the event of any political, instability, terrorism, armed conflicts, or other hostilities involving Israel should occur in the Middle East.

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

In addition, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, certain leading international financial institutions, including investment banks, investors and key economists, have indicated several causes for concern, including that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating and Israel’s international standing, which would adversely affect the macroeconomic condition in which we operate, and also potentially deter foreign investment into Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, only if the following key conditions are met:

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

ITEM 4.INFORMATION ON THE COMPANY

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

Recent Major Developments

There were no major developments in Metalink since January 1, 2022.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2022, 2021 and 2020.

During 2020, 2021 and 2022, we did not make any significant divestitures.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Revenues in 2022 and 2021 were $0.

Operating loss for 2022 was $41,000, compared to an operating loss of $43,000 in 2021. This decrease was mainly due to the decrease in our operating expenses.

As of December 31, 2022 and 2021, we had approximately $1.9 million in cash, cash equivalents and short-term deposits. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2023.

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

Global Conditions. The COVID-19 pandemic, coupled with the ongoing conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries, the tensions between China and Taiwan and record levels of inflation that have resulted in significant volatility and disruptions in the global economy, including central banks that have tightened their monetary policies and raised interest rates, contributed to additional uncertainty in global economic conditions. Since most of our cash and cash equivalents are invested in short-term dollar deposits, their value may be impaired in an inflationary environment.

A.	Operating Results

General

The following discussion of our results of operations for the years ended December 31, 2022, 2021 and 2020, including the following table, which presents selected financial information data  in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2020		2021		2022

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	48	-	43	-	41	-
Other expenses	-	-	-	-	-	-
Total operating expenses	48	-	43	-	41	-
Operating loss	(48)	-	(43)	-	(41)	-
Financial income, net	25	-	3	-	56	-
Net income (loss)	(23)	0%	(40)	0%	15	0%

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenues. There were no revenues in 2022 and in 2021. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2022 and in 2021.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $41,000 in 2022, compared with $43,000 in 2021.

Financial Income, net. Financial income, net, which is primarily attributable to interest income, exchange rates differences and balance annulments, was $56,000 in 2022, compared with $3,000 in 2021.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues. There were no revenues in 2021 and in 2020. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2021 and in 2020.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $43,000 in 2021, compared with $48,000 in 2020.

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

The following table sets forth, for the periods indicated, (1) appreciation (devaluation) of the U.S. dollar against the most significant currency for our business, i.e., the NIS; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2020	2021	2022
NIS	(7.0)%	(3.3)%	13.2%
Israeli Consumer Price Index	(0.7)%	2.8%	5.3%

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

In 2020-2022, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 23% for the years 2021 and 2022 and for future years.

As a result of our accumulated tax loss carry-forwards (which we estimate totaled approximately $206 million at December 31, 2022), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2022 tax year.

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

Working Capital and Cash Flows

We had cash and cash equivalents and restricted deposits of approximately $1.9 million as of December 31, 2022, 2021 and 2020, respectively. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposits) or long-term investments or outstanding borrowings.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2022, 2021 and 2020.

Net cash used in operating activities was $15,000 for the year ended December 31, 2021, compared with $40,000 for the year ended December 31, 2021 and $11,000 for the year ended December 31, 2020.

Net cash used in financing activities was $0 for the years ended December 31, 2022, 2021 and 2020. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash provided by (used in) investing activities was $20,000, ($248,000) and $300,000 for the years ended December 31, 2022, 2021 and 2020, respectively, primarily related to short-term deposits.

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

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

               Mor Salomon (formerly, Mor Kaniel) has served as our external director since June 2018. Since May 2019, Ms. Salomon is an economist in the finance department of Soglowek Ltd., an Israeli food manufacturer and supplier. Prior thereto, from February 2017 to April 2019, she was the Head of Finance of the Retail Division of Alpha Cosmetics Ltd. Ms. Salomon has a B.A. in economics and business administration from Bar Ilan University.

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

General

The aggregate remuneration we paid or accrued for the year ended December 31, 2022 to our directors and executive officers (six persons during 2022), was approximately $10,000 in fees. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits. See also Note 7 to our financial statements included elsewhere in this annual report.

 As approved by our shareholders, commencing June 2018, our external directors, including Mr. Mann and Ms. Salomon, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 21,210 (equivalent to approximately $6,030) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 615 per meeting attended (equivalent to approximately $175), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI.

As approved by our shareholders, commencing June 2018, our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston) are entitled to a meeting attendance fee of NIS 620 (equivalent to approximately $175), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent, all linked to the Israeli CPI.

For the sake of clarity, Mr. Magen is not entitled to any fees in consideration for his service as a member of the Board of Directors or as an executive officer.

No directors have arrangements to receive benefits upon termination of employment.

Compensation of Executive Officers

In 2022, we did not pay any compensation to our executive officer.

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

Since January 2012, we do not have any employees. Rather, all of our personnel are composed of the Chief Executive Officer and the Chief Financial Officer, whom we engaged (through Top Alpha) for no remuneration commencing in December 2017.

E.	Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2023 (the “Measurement Date”). The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of the Measurement Date (excluding 1,525,067 treasury shares).

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2023 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

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

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2023 (excluding 1,525,067 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 26, 2023, there were 21 holders of record of our ordinary shares, of which 13 record holders had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

B.	Related Party Transactions

Not applicable.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2021.

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

Shareholders that are individuals who have taxable income that exceeds NIS 698,280 in a tax year (for 2023, linked to the Israeli CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Non-Residents on Receipt of Dividends

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source. Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). The withholding rates may be reduced if the dividends are paid from income derived under certain tax incentive programs provided by Israeli tax law, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, dividends paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to tax incentive  programs, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing at least 10% of the issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

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

J.    Annual Report to Securities Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12.A, 12.B AND 12.C

Not applicable.

ITEM 12.D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2022. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2022 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Avi Mann, an independent member of our audit committee, serves as, and qualifies as, a financial expert under the applicable SEC rules.

ITEM 16B.CODE OF ETHICS

In April 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s employees and directors. The Code is included in Exhibit 11 to this annual report.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of approximately $17,050 for the year 2022 for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2022, our principal accountant did not bill us for tax services.

All Other Fees. For 2022, our principal accountant did not bill us for other services.

Pre-approval Policies and Procedures. Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL STATEMENTS

Our financial statements and related auditor’s report for the year ended December 31, 2022 are enclosed as part of this annual report.

ITEM 19.EXHIBITS

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

101*

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

*	Filed herewith.

**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalink Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Metalink Ltd. (the “Company”) as of December 31, 2022 and 2021 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes, collectively referred to as the "financial statements."  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

A Limited Business Activity

We draw attention to Note 1 in the financial statements which indicated of a limited business activity, as of the reporting date and the date of the filing of this report. Our opinion is not modified in respect of this matter.

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

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/ Barzily & Co.

Certified Public Accountants (Isr.)

We have served as the Company's auditor since 2017.

Jerusalem, Israel

April 27, 2023

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands except share data)

	December 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	18	13
Bank deposits	1,891	1,875
Total assets	1,909	1,888

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses	168	162
Total current liabilities	168	162

CONTINGENT LIABILITY

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2022 and December 31, 2021)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(145,122)	(145,137)
	13,779	13,764

Treasury stock, at cost: 1,525,067 shares as of December 31, 2022 and December 31, 2021	(12,038)	(12,038)
Total shareholders' equity	1,741	1,726

Total liabilities and shareholders' equity	1,909	1,888

The accompanying notes are an integral part of the financial statements

/s/ Joseph Winston	/s/ Daniel Magen
Mr. Joseph Winston Chairman of the Board	Mr. Daniel Magen CEO & CFO

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share and per share data)

	Year ended December 31,
	2022	2021	2020

General and administrative expenses (includes directors’ fees in the amount of $10, $7 and $8, for the years 2022, 2021 and 2020, respectively)	41	43	48

Operating loss	(41)	(43)	(48)

Financial income, net	56	3	25

Net profit (loss)	15	(40)	(23)

Per share data-

Basic and diluted profit (loss)	0.012	(0.032)	(0.018)

Number of outstanding shares used in computing profit (loss) per ordinary share:

Basic and diluted	1,255,640	1,255,640	1,255,640

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except of number of shares)

	Number of	Number of		Additional	Treasury
	Issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	Deficit	Total
Balance at
January 1, 2020	2,780,707	1,525,067	790	158,111	(12,038)	(145,074)	1,789
Changes during 2020:
Net loss for the year	-	-	-	-	-	(23)	(23)
Balance at
December 31, 2020	2,780,707	1,525,067	790	158,111	(12,038)	(145,097)	1,766
Changes during 2021:
Net loss for the year	-	-	-	-	-	(40)	(40)
Balance at
December 31, 2021	2,780,707	1,525,067	790	158,111	(12,038)	(145,137)	1,726
Changes during 2022:
Net profit for the year	-	-	-	-	-	15	15
Balance at
December 31, 2022	2,780,707	1,525,067	790	158,111	(12,038)	(145,122)	1,741

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2022	2021	2020

Cash flows from operating activities:
Net profit (loss)	15	(40)	(23)
Adjustments required to reconcile net profit (loss) to net cash used in operating activities
Deposits	(36)	(3)	(5)
Increase in operating liabilities:
Other payables and accrued expenses	6	3	17
Net cash used in operating activities	(15)	(40)	(11)

Cash flows from investing activities:
Deposits	20	(248)	300
Net cash provided by (used in) investing activities	20	(248)	300

Increase (decrease) in cash and cash equivalents	5	(288)	289
Cash and cash equivalents at beginning of year	13	301	12
Cash and cash equivalents at end of year	18	13	301

Appendix A - Supplemental cash flow information
Interest obtained during the year	8	6	49

The accompanying notes are an integral part of the financial statements

NOTE 1GENERAL

Metalink Ltd. (the "Company") is an Israeli company incorporated in September 1992, which until the sale of its WLAN operations in February 2010, was engaged in the WLAN business (see Note 4) and since then, the Company conducted only limited business activities related to its DSL business, which, since March 2016, it no longer conducts. The Company's current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of its affiliates.

The Company’s ordinary shares are quoted on the OTC Pink Market, under the symbol “MTLK”.

NOTE 2SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

A.Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

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

NOTE 2SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.Net Loss Per Ordinary Share

Basic net profit/ loss per ordinary share was computed in accordance with ASC No. 260-10 by dividing the net profit/ loss allocated to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. For purposes of calculating diluted profit/ loss per ordinary share, the denominator includes both the weighted-average number of ordinary shares outstanding during the period and the number of ordinary share equivalents if the inclusion of such ordinary share equivalents is dilutive. Dilutive ordinary share equivalents potentially include stock options using the treasury stock method.

E.Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits.

As of December 31, 2022, the Company had cash and cash equivalents that totaled to $18 and short-term deposits totaling to $1,891, all of which were deposited in a major Israeli financial institution. As of December 31, 2021, the Company had cash and cash equivalents that totaled to $13 and short-term deposits totaling to $1,875, all of which were deposited in a major Israeli financial institution. The risk to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on these accounts. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

F.Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, and other payables and accrued expenses approximated their fair values as of December 31, 2022 and 2021 due to their short-term nature.

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

NOTE 3BANK DEPOSITS

The Company’s bank deposits are denominated in U.S. dollars and bear different interest rates ranging from 0.45% to 4.19% depending on their maturity, which ranges from 6 to 12 months. The deposits include accrued interest, conditioned that the Company will hold it until the expected maturity date.

NOTE 4CONTINGENT LIABILITY

On August 30, 2011, the Company received a letter from Tmura Fund, operating within the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy) (the "IAA") according to which the Company is required to pay the IAA a sum of NIS 943 ($268) for royalties on the basis of income derived from the sale of the WLAN business to Lantiq.

On September 15, 2011, the Company replied that it disagrees with the IAA position.

As of the filing of this report, the disagreement has not been resolved. The Company is of the opinion that the demand has no merits and intends to vigorously defend its case. Despite this opinion, the Company recorded a provision in the amount of USD $128, included in other payables and accrued expenses, intended for potential legal claims against the Company for the above mentioned demand dated August 30, 2011. See Note 7.

NOTE 5SHARE CAPITAL

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

The options have expired in 2021.

A summary of the status of the Company's stock option activities to employees and directors of the Company for the years ended December 31, 2022, 2021 and 2020 are as follows:

NOTE 5SHARE CAPITAL (Cont.)

Stock Options (Cont.)

	December 31, 2022		December 31, 2021		December 31, 2020
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Options outstanding at beginning of year	-	-	112,500	1.50	112,500	1.50
Expiration of options	-	-	(112,500)	1.50	-	-
Outstanding and exercisable at end of year	-	-	-	-	112,500	1.50

The aggregate intrinsic value is $0 for 2021 and 2020 presented in the table above represents the total intrinsic value, based on the Company’s closing stock price of $1.05 as of December 2021 and $0.43 as of December 31, 2020, which would have been received by the option holders had all option holders exercised their options as of that date.

NOTE 6TAXES ON INCOME

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

B.Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2022	2021	2020
Net profit (loss) as reported in the statements of operations	15	(40)	(23)
Statutory tax rate	23.0%	23.0%	23.0%
Income Tax under statutory tax rate	3.4	(9.2)	(5.3)

Added to tax carried forward (less full valuation allowance)	(3.4)	9.2	5.3

Provision for income tax	-	-	-

NOTE 6- TAXES ON INCOME (Cont.)

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

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of December 31, 2022, 2021 and 2020. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2022, 2021 and 2020.

Tax losses carried forward of the Company, as of December 31, 2020 was approx. $226,000 (NIS 726 000), as of December 31, 2021 was approx. $233,000 (NIS 726,000) and expected to be approx. $206,000 (NIS 726,000) as of December 31, 2022. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at year end, and therefore fluctuates significantly through the periods).

D.Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2016.

NOTE 7SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2022	2021

Provision for legal claims	128	128
Accrued administrative expenses (includes directors’ fees in the amount of $10 and $7, for the years 2022 and 2021, respectively)	40	34
	168	162

NOTE 8SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

Financial Income, Net

	Year ended December 31,
	2022	2021	2020

Interest income (in 2022 including $9 in respect of prior years)	56	6	49
Others	-	(3)	(24)
	56	3	25

NOTE 9EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are computed by dividing net profit (loss) by the weighted average number of ordinary shares outstanding, net of treasury shares.

At December 31, 2022 the Company had no outstanding stock options. For the years ended December 31, 2021 and 2020, 112,500 stock options were not included as their effect would be anti-dilutive.  See Note 5.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date:  April 27, 2023