Form 20-F
period 2023-12-31
METALINK LTD
filed 2024-04-19
CIK 1098462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023):

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

Large accelerated filer ☐       Accelerated filer ☐

Non-accelerated filer ☒         Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive—based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.            ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

Exchange Rate

On December 31, 2023, the exchange rate between the NIS and the dollar, as last quoted by the Bank of Israel, was NIS 3.627 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated an immaterial profit from continuing operations for each of the years ended December 31, 2022 and 2023, we incurred a loss from continuing operations for other years, including for the year ended December 31, 2021. Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2023, was approximately $145.1 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2023, we held approximately $1.95 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposits do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2024, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

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

As of April 1, 2024, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2022. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2023. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Risks Relating to Our Location in Israel

Conditions in the Middle East or Israel, including the state of war declared in Israel in October 2023, may adversely affect our business and limit our ability to pursue our strategic alternatives.

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region could directly affect our business and our business and financial results could be adversely affected in the event of any political, instability, terrorism, armed conflicts, or other hostilities involving Israel.

In October 2023, Hamas terrorists and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attacks, the Israeli government declared war against Hamas and commenced a military campaign against these terrorist. In parallel, clashes between Israel and Hezbollah, a militia and political group operating in Lebanon, intensified on Israel’s northern border with Lebanon. Additionally, the Houthis, an extremist Shia-Islamist movement operating in Yemen, launched missile and drone attacks targeted at Israel and ships in the Red Sea, posing a threat to international shipping in the Suez Canal. Most recently, in early April 2024, Iran has launched extensive rocket and drone attack on Israeli military sites and it is reported that Israel is planning a retaliatory attack against Iran. While, as of the date of this annual report, we do not estimate these events to have a material effect on our business and financial results, these armed conflicts may further escalate into a greater regional conflict and could adversely affect our business and financial results.

These conflicts have also strained Israel’s relationship with some of its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Israel faces threats, including cyber threats, from more distant neighbors, such as Iran, which has previously attacked Israel and is believed to have a presence in Syria, as well as influence over Hamas, Hezbollah and the Houthis. This situation may further escalate in the future, and this instability in the region may affect the global economy and marketplace. There can be no assurance that the political situation and these armed conflicts will not have a material adverse impact on our business in the future.

We could be adversely affected by any major hostilities, including acts of terrorism as well as any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation. For example, in February 2024, in connection with the war declared in Israel in October 2023, Moody’s Investors Service (Moody’s) has downgraded the Government of Israel’s foreign-currency and local-currency issuer ratings to A2 from A1, and other global rating agencies may take similar actions. Such downgrades might adversely affect the macroeconomic conditions in which we operate and also potentially deter foreign investment in Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and Board of Directors. Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, and with greater intensity after the state of war declared in Israel in October 2023, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business and financial results.

Finally, political conditions within Israel may affect our business and financial results. Israel has held five general elections between 2019 and 2022, and, prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to the proposed changes to Israel’s judicial system, certain leading international financial institutions, including investment banks, investors and key economists, have indicated several causes for concern, including that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating and Israel’s international standing. To date, these initiatives have been substantially put on hold. While, as of the date of this annual report, we do not estimate these events to have a material effect on our business and financial results, if such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, financial results and our ability to raise additional funds, if deemed necessary by our management and Board of Directors.

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

Recent Major Developments

There were no major developments in Metalink since January 1, 2023.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2023, 2022 and 2021.

During 2021, 2022 and 2023, we did not make any significant divestitures.

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

Revenues in 2023 and 2022 were $0.

Operating loss for 2023 was $38,000, compared to an operating loss of $41,000 in 2022. This decrease was mainly due to the decrease in our operating expenses.

As of December 31, 2023 and 2022, we had approximately $1.95 million in cash, cash equivalents and short-term deposits. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2024.

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

Global Conditions. The state of war declared in Israel in October 2023, coupled with the ongoing conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries, the tensions between China and Taiwan and record levels of inflation that have resulted in significant volatility and disruptions in the global economy, including central banks that have tightened their monetary policies and raised interest rates, contributed to additional uncertainty in global economic conditions. Since most of our cash and cash equivalents are invested in short-term dollar deposits, their value may be impaired in an inflationary environment.

A.	Operating Results

General

The following discussion of our results of operations for the years ended December 31, 2023, 2022 and 2021, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2021		2022		2023

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	43	-	41	-	38	-
Other expenses	-	-	-	-	-	-
Total operating expenses	43	-	41	-	38	-
Operating loss	(43)	-	(41)	-	(38)	-
Financial income, net	3	-	56	-	100	-
Net income (loss)	(40)	0%	15	0%	62	0%

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenues. There were no revenues in 2023 and in 2022. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2023 and in 2022.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $38,000 in 2023, compared with $41,000 in 2022.

Financial Income, net. Financial income, net, which is primarily attributable to interest income, exchange rates differences and balance annulments, was $100,000 in 2023, compared with $56,000 in 2022.

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

	Year Ended December 31,
	2021	2022	2023
NIS	(3.3)%	13.2%	3.1%
Israeli Consumer Price Index	2.8%	5.3%	3.0%

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

In 2021-2023, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 23% for the years 2022 and 2023 and for future years.

As a result of our accumulated tax loss carry-forwards (which we estimate totaled approximately $200 million at December 31, 2023), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2023 tax year.

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

Working Capital and Cash Flows

We had cash and cash equivalents and deposits of approximately $1.95 million as of December 31, 2023 and $1.9 million as of December 31, 2022 and 2021, respectively. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposits) or long-term investments or outstanding borrowings.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2023, 2022 and 2021.

Net cash used in operating activities was $18,000 for the year ended December 31, 2023, compared with $15,000 for the year ended December 31, 2022 and $40,000 for the year ended December 31, 2021.

Net cash used in financing activities was $0 for the years ended December 31, 2023, 2022 and 2021. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash provided by (used in) investing activities was $17,000, $20,000 and ($248,000) for the years ended December 31, 2023, 2022 and 2021, respectively, primarily related to short-term deposits.

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

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	45	Chairman of the Board of Directors
Daniel Magen	53	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	41	Director
Ron Mekler*	50	Director
Avi Mann*	61	External Director
Mor Salomon*	34	External Director

*	Member of the Audit Committee and Compensation Committee.

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

General

The aggregate remuneration we paid or accrued for the year ended December 31, 2023 to our directors and executive officers (six persons during 2023), was approximately $6,000 in fees. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits. See also Note 6 to our financial statements included elsewhere in this annual report.

As approved by our shareholders, commencing June 2018, our external directors, including Mr. Mann and Ms. Salomon, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 23,115 (equivalent to approximately $6,370) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 670 per meeting attended (equivalent to approximately $185), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI. However, these directors agreed that the annual (fixed compensation) payable to them since 2018 will be lowered to NIS 6,000 (equivalent to approximately $1,650).

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

In 2023, we did not pay any compensation to our executive officer.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2024 (the “Measurement Date”). The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of the Measurement Date (excluding 1,525,067 treasury shares).

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2024 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

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

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2024 (excluding 1,525,067 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 17, 2024, there were 21 holders of record of our ordinary shares, of which 13 record holders had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

B.	Related Party Transactions

Not applicable.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18– “Financial Statements” below.

Legal Proceedings

In August 2011, we received a demand from the IIA to pay it royalties in the amount of approximately NIS 940,000 (approximately $260,000), excluding interest and linkage to CPI, due to the consideration we received from the Lantiq Transaction. We objected to the demand and asked the IIA to withdraw it. In February 2012, the IIA rejected our request and informed us that it intends to pursue full payment of such royalties. Since that time, to our knowledge, the IIA has not instituted legal proceedings against us in regards to such amount. While we believe the claim has no merits, there is no assurance that we will necessarily prevail.

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

See also Exhibit 2.1 to this annual report under the heading “Rights Attached to our Shares - Dividend Rights.”

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2023.

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

Shareholders that are individuals who have taxable income that exceeds NIS 721,560in a tax year (for 2024, linked to the Israeli CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or to obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2023. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, and 2016 through 2023, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S.

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2023. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2023 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of approximately $11,770 for the year 2023 (compared with $17,050 for the year 2022) for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2022 and 2023, our principal accountant did not bill us for tax services.

All Other Fees. For 2022 and 2023, our principal accountant did not bill us for other services.

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

ITEM 16IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

We are a shell company (as defined in Rule 12b-2 of the Exchange Act) with no business operations. Since 2015, our sole business activity and plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction. Therefore, we do not believe that we face significant cybersecurity risks and have not adopted any cybersecurity risk management programs or formal processes for assessing cybersecurity risk. Our board of directors is generally responsible for the oversight of risks from cybersecurity threats, if any.

In fiscal year 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL STATEMENTS

Our financial statements and related auditor’s report for the year ended December 31, 2023 are enclosed as part of this annual report.

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

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalink Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Metalink Ltd. (the “Company”) as of December 31, 2023 and 2022 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

A Limited Business Activity

We draw attention to Note 1 in the financial statements which indicated a limited business activity and accumulated losses as of the reporting date and the date of the filing of this report. Our opinion is not qualified in respect of this matter.

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

Jerusalem, Israel

April 18, 2024

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands except share data)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	17	18
Bank deposits	1,932	1,891
Other receivables	20	-

Total assets	1,969	1,909

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses	166	168
Total liabilities	166	168

CONTINGENT LIABILITY

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized as of December 31, 2023 and December 31, 2022; 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2023 and December 31, 2022)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(145,060)	(145,122)
	13,841	13,779

Treasury stock, at cost: 1,525,067 shares as of December 31, 2023 and December 31, 2022	(12,038)	(12,038)
Total shareholders' equity	1,803	1,741

Total liabilities and shareholders' equity	1,969	1,909

The accompanying notes are an integral part of the financial statements

/s/ Joseph Winston	/s/ Daniel Magen
Mr. Joseph Winston Chairman of the Board	Mr. Daniel Magen CEO & CFO

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except per share data)

	Year ended December 31,
	2023	2022	2021

General and administrative expenses (includes director fees in the amount of $6, $10 and $7, for the years 2023, 2022 and 2021, respectively)	38	41	43

Operating loss	(38)	(41)	(43)

Financial income, net	100	56	3
Net profit (loss)	62	15	(40)

Per share data-

Basic and diluted profit (loss)	0.049	0.012	(0.032)

Number of outstanding shares used in computing profit (loss) per ordinary share:

Basic and diluted	1,255,640	1,255,640	1,255,640

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except of number of shares)

	Number of	Number of		Additional	Treasury
	Issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	Deficit	Total
Balance at
January 1, 2021	2,780,707	1,525,067	790	158,111	(12,038)	(145,097)	1,766
Changes during 2021:
Net loss for the year	-	-	-	-	-	(40)	(40)
Balance at
December 31, 2021	2,780,707	1,525,067	790	158,111	(12,038)	(145,137)	1,726
Changes during 2022:
Net profit for the year	-	-	-	-	-	15	15
Balance at
December 31, 2022	2,780,707	1,525,067	790	158,111	(12,038)	(145,122)	1,741
Changes during 2023:
Net profit for the year	-	-	-	-	-	62	62
Balance at
December 31, 2023	2,780,707	1,525,067	790	158,111	(12,038)	(145,060)	1,803

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net profit (loss)	62	15	(40)
Adjustments required to reconcile net profit (loss) to net cash used in operating activities
Interest from deposits	(58)	(36)	(3)
Changes in operating assets and liabilities:
Increase in other receivables	(20)	-	-
Increase (Decrease) in accounts payable	(2)	6	3
Net cash used in operating activities	(18)	(15)	(40)

Cash flows from investing activities:
Deposits	17	20	(248)
Net cash provided by (used in) investing activities	17	20	(248)

Increase (decrease) in cash and cash equivalents	(1)	5	(288)
Cash and cash equivalents at beginning of year	18	13	301
Cash and cash equivalents at end of year	17	18	13

Appendix A - Supplemental cash flow information
Interest obtained during the year	78	8	6

The accompanying notes are an integral part of the financial statements

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 1-GENERAL

Metalink Ltd. (the "Company") was incorporated in the State of Israel in September 1992. Until the sale of its WLAN operations in February 2010, the Company was engaged in the WLAN business and since then, the Company conducted only limited business activities related to its DSL business, which, since March 2016, it no longer conducts. The Company's current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of its affiliates.

The Company does not have any income, other than interest on bank deposit, hence there is an accumulated deficit in its equity.

The Company’s ordinary shares are quoted on the OTC Pink Market, under the symbol “MTLK”.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES

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

C.Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments like bank deposits, which are readily convertible into cash with original maturities when purchased of three months or less.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.Basic and Diluted Profit (Loss) Per Ordinary Share

Basic net profit (loss) per ordinary share was computed in accordance with ASC No. 260-10 by dividing the net profit or loss, as applicable, allocated to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. For purposes of calculating diluted earnings per ordinary share, the denominator includes both the weighted-average number of ordinary shares outstanding during the period and the number of ordinary share equivalents if the inclusion of such ordinary share equivalents is dilutive. Dilutive ordinary share equivalents potentially include stock options using the treasury stock method. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

E.Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits.

As of December 31, 2023, the Company had cash and cash equivalents that totaled to $17 and short-term deposits totaling to $1,932, all of which are deposited in a major Israeli financial institution and which are uninsured. As of December 31, 2022, the Company had cash and cash equivalents that totaled to $18 and short-term deposits totaling to $1,891, all of which were deposited in a major Israeli financial institution and which are uninsured. The Company has not incurred any losses on these accounts. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

F.Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, and other payables and accrued expenses approximated their fair values as of December 31, 2023 and 2022 due to their short-term nature.

G.Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3-BANK DEPOSITS

The Company’s bank deposits are denominated in U.S. dollars and bear different interest rates ranging in 2023 from 3.68% to 6.6% and in 2022 from 0.45% to 4.19% depending on their maturity, which ranges from 6 to 12 months. The deposits include accrued interest, conditioned that the Company will hold it until the expected maturity date.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 4-CONTINGENT LIABILITY

On August 30, 2011, the Company received a letter from Tmura Fund, operating within the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy) (the "IAA") according to which the Company is required to pay the IAA a sum of NIS 943 thousand ($260 thousand) for royalties on the basis of income derived from the sale of the WLAN business to Lantiq.

On September 15, 2011, the Company replied that it disagrees with the IAA position.

As of the filing of this report, the disagreement has not been resolved. The Company is of the opinion that the demand has no merits and intends to vigorously defend its case. Despite this opinion, the Company recorded a provision in the amount of $128 thousand, included in other payables and accrued expenses, intended for potential legal claims against the Company for the above mentioned demand dated August 30, 2011. See Note 6.

NOTE 5-TAXES ON INCOME

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

B.Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2023	2022	2021
Net profit (loss) as reported in the
statements of operations	62	15	(40)
Statutory tax rate	23.0%	23.0%	23.0%
Income Tax under statutory tax rate	14.3	3.4	(9.2)

Added to tax carried forward losses (less full valuation allowance)	(14.3)	(3.4)	9.2

Provision for income tax	-	-	-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 5-TAXES ON INCOME (Cont.)

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

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of December 31, 2023, 2022 and 2021. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2023, 2022 and 2021.

Tax losses carried forward of the Company, as of December 31, 2021 was approx. $233,000 (NIS 726,000), as of December 31, 2022 was approx. $206,000 (NIS 726,000) and expected to be approx. $200,000 (NIS 726,000) as of December 31, 2023. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at year end, and therefore fluctuates significantly through the periods).

D.Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2018.

NOTE 6-SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2023	2022

Provision for legal claims	128	128
Accrued administrative expenses (includes director fees in the amount of $8, for the years 2023 and 2022)	38	40
	166	168

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands, except share and per share data)

NOTE 7-SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

Financial Income, Net

	Year ended December 31,
	2023	2022	2021

Interest income	100	56	6
Expenses from revaluation of deposits	-	-	(3)
	100	56	3

NOTE 8-WAR IN ISRAEL

In October 2023, Hamas terrorists and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, together with an extensive rocket attacks on Israeli population along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attacks, the Israeli government declared war against Hamas and commenced a military campaign against these terrorists (hereinafter: "Swords of Iron War"). In parallel, clashes between Israel and Hezbollah, a terrorist organization operating in Lebanon, intensified on Israel’s northern border with Lebanon. Most recently, in early April 2024, Iran has launched extensive rocket and drone attack on Israeli military sites and it is reported that Israel is planning a retaliatory attack against Iran. These armed conflicts may further escalate into a greater regional conflict and could adversely affect our business and financial results.

As of the date of approval of the financial statements, in the Company's estimation, the Swords of Iron War events are not expected to have a material effect on the results of the Company's operations.

.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date:  April 19, 2024