Form 20-F
period 2024-12-31
METALINK LTD
filed 2025-04-25
CIK 1098462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024):

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

Exchange Rate

On December 31, 2024, the exchange rate between the NIS and the dollar, as last quoted by the Bank of Israel, was NIS 3.647 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated an immaterial profit from continuing operations for each of the years ended December 31, 2023 and 2024, we incurred a loss from continuing operations for other years, including for the year ended December 31, 2021. Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2024, was approximately $145 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2024, we held approximately $1.996 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposit, it will expose us to decrease in value of such funds, especially if these short-term deposits do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

Risks Relating to Our Ordinary Shares

We have a controlling shareholder.

As of April 1, 2025, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding ordinary shares. As a result, Mr. Magen may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to elect all of our directors (subject to the provisions of the Companies Law with regard to external directors); control our management; approve or reject any merger, consolidation or full tender offer; and otherwise exert significant influence on decisions by our shareholders on matters submitted to shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

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

As of April 1, 2025, Mr. Daniel Magen, our Chief Executive Officer and Chief Financial Officer and a member of our Board of Directors, beneficially owned 670,000 ordinary shares representing approximately 53.4% of our outstanding shares. If Mr. Magen sells substantial amounts of our ordinary shares, or if the perception exists that he may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2024. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2024. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2024 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Central Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization, with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

In addition, commencing in 2023, the Israeli government pursued extensive changes to Israel’s judicial system. This sparked extensive political debate and protests. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in the Israeli macroeconomic conditions. To the extent that the Israeli government would further pursue such extensive changes to Israel’s judicial system and any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to hire and preserve our employees and to raise additional funds, if deemed necessary by our management and board of directors.

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

Corporate History and Details

Metalink was incorporated in September 1992 as a corporation under the laws of the State of Israel. Our principal executive offices are located at Haaliya 24, Beit-Yitzhak 4292000, Israel. Our telephone number is 972-72-2117400.

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

Recent Major Developments

There were no major developments in Metalink since January 1, 2024.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2024, 2023 and 2022.

During 2022, 2023 and 2024, we did not make any significant divestitures.

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

In November 2017, our offices relocated to Haaliya 24, Beit-Yitzhak 4292000, Israel, as part of our engagement with Daniel Magen to provide CFO and CEO services to the Company, without remuneration.

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

Revenues in 2023 and 2024 were $0.

Operating loss for 2023 was $39,000, compared to an operating loss of $38,000 in 2023. This decrease was mainly due to the decrease in our operating expenses.

As of December 31, 2024 we had approximately $1.99 million, and as of December 31 2023, we had approximately $1.96 million in cash, cash equivalents and short-term deposits. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

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

	Year Ended December 31,
	2022		2023		2024

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	41	-	38	-	39	-
Other expenses	-	-	-	-	-	-
Total operating expenses	41	-	38	-	39	-
Operating loss	(41)	-	(38)	-	(39)	-
Financial income, net	56	-	100	-	117	-
Net income (loss)	15	0%	62	0%	78	0%

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenues. There were no revenues in 2024 and in 2023. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2023 and in 2024.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $39,000 in 2023, compared with $38,000 in 2023.

Financial Income, net. Financial income, net, which is primarily attributable to interest income, exchange rates differences and balance annulments, was $117,000 in 2024, compared with $100,000 in 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenues. There were no revenues in 2022 and in 2021. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2022 and in 2021.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $41,000 in 2022, compared with $38,000 in 2023.

Financial Income, net. Financial income, net, which is primarily attributable to interest income, exchange rates differences and balance annulments, was $56,000 in 2022, compared with $100,000 in 2023.

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

	Year Ended December 31,
	2022	2023	2024
NIS	13.2%	3.1%	0.6%
Israeli Consumer Price Index	5.3%	3.0%	3.2%

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

In 2022-2024, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 23% for the years 2023 and 2024 and for future years.

As a result of our accumulated tax loss carry-forwards (which we estimate totaled approximately $200 million at December 31, 2024), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2024 tax year.

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

Working Capital and Cash Flows

We had cash and cash equivalents and deposits of approximately $1.99 million as of December 31, 2024 and $1.96 million as of December 31, 2023, respectively. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposits) or long-term investments or outstanding borrowings.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2024, 2023 and 2022.

Net cash used in operating activities was $22,000 for the year ended December 31, 2024, compared with $18,000 for the year ended December 31, 2023 and $15,000 for the year ended December 31, 2022.

Net cash used in financing activities was $0 for the years ended December 31, 2024, 2023 and 2022. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash provided by (used in) investing activities was $62,000, $17,000 and $20,000 for the years ended December 31, 2024, 2023 and 2022, respectively, primarily related to short-term deposits.

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

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	46	Chairman of the Board of Directors
Daniel Magen	54	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	42	Director
Ron Mekler*	51	Director
Avi Mann*	62	External Director
Mor Salomon*	35	External Director

*	Member of the Audit Committee and Compensation Committee.

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

               Mor Salomon (formerly, Mor Kaniel) has served as our external director since June 2018. Since May 2019, Ms. Salomon is senior economist in the finance department of Soglowek Ltd., an Israeli food manufacturer and supplier. Prior thereto, from February 2017 to April 2019, she was the Head of Finance of the Retail Division of Alpha Cosmetics Ltd. Ms. Salomon has a B.A. in economics and business administration from Bar Ilan University, and an M.B.A from the Technion - Israel Institute of Technology.

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

General

The aggregate remuneration we paid or accrued for the year ended December 31, 2024 to our directors and executive officers (six persons during 2024), was approximately $6,000 in fees. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits. See also Note 6 to our financial statements included elsewhere in this annual report.

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

In 2024, we did not pay any compensation to our executive officer.

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

Share Option Plans

We don’t have any option plans. In the past three fiscal years, we did not grant any options to purchase ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 17, 2025, there were 21 holders of record of our ordinary shares, of which 13 record holders had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company200, CEDE & Co.).

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2024.

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

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are subject to (i) an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding a certain threshold (NIS 721,560 for 2024 through 2027 (the “Threshold amount”), which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index); and (ii) as of January 1, 2025, an additional tax at a rate of 2% (5% in total) on annual capital-sourced income (defined as income from any source other than employment income, business income, or income from “personal effort,” and which includes, among other things, income from capital gains, dividends, interest, rental income, or from the sale of real property) exceeding the Threshold Amount.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2024. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, and 2016 through 2024, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2024. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2023 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, billed us aggregate annual amount of approximately $16,130 for the year 2024, (compared with $11,770 for the year 2023) for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2024 and 2023, our principal accountant did not bill us for tax services.

All Other Fees. For 2024 and 2023, our principal accountant did not bill us for other services.

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our periodic report on Form 6-K furnished to the SEC on November 12, 2024. There have been no disagreements of the type required to be disclosed by Item 16F(b).

ITEM 16G.CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

The Company has not adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and other persons.  The reason for not adopting such policies is that the Company does not believe that at this point there is any meaningful trade in its securities, nor any material non-public information relating to the Company because the Company has no business operations.

ITEM 16K.CYBERSECURITY

We are a shell company (as defined in Rule 12b-2 of the Exchange Act) with no business operations. Since 2015, our sole business activity and plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction. Therefore, we do not believe that we face significant cybersecurity risks and have not adopted any cybersecurity risk management programs or formal processes for assessing cybersecurity risk. Our board of directors is generally responsible for the oversight of risks from cybersecurity threats, if any. In fiscal year 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

2.1

Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934. (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on April 19, 2024).

4.1

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

101*

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

*	Filed herewith.

**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalink Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Metalink Ltd. (the “Company”) as of December 31, 2024, the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.  We determined that there are no critical audit matters

/s/ Elkana Amitai CPA

We have served as the Company’s auditor since 2025

Mitzpe Netofa, Israel

April 25, 2025

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

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Jerusalem, Israel

April 18, 2024

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands except share data)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	57	17
Bank deposits	1,940	1,932
Other receivables	49	20

Total assets	2,046	1,969

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses	165	166
Total liabilities	165	166

CONTINGENT LIABILITY

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2024 and December 31, 2023)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,982)	(145,060)
	13,919	13,841

Treasury stock, at cost: 1,525,067 shares as of December 31, 2024 and December 31, 2023	(12,038)	(12,038)
Total shareholders' equity	1,881	1,803

Total liabilities and shareholders' equity	2,046	1,969

The accompanying notes are an integral part of the financial statements

/s/ Joseph Winston	/s/ Daniel Magen
Mr. Joseph Winston Chairman of the Board	Mr. Daniel Magen CEO & CFO

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except per share data)

	Year ended December 31,
	2024	2023	2022

General and administrative expenses (includes director fees in the amount of $5, $6 and $10, for the years 2024, 2023 and 2022, respectively)	39	38	41

Operating loss	(39)	(38)	(41)

Financial income, net	117	100	56
Net profit (loss)	78	62	15

Per share data-

Basic and diluted profit (loss)	0.062	0.049	0.012

Number of outstanding shares used in computing profit (loss) per ordinary share:

Basic and diluted	1,255,640	1,255,640	1,255,640

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except of number of shares)

	Number of	Number of		Additional	Treasury
	Issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	Deficit	Total
Balance at
January 1, 2022	2,780,707	1,525,067	790	158,111	(12,038)	(145,137)	1,726
Changes during 2022:
Net loss for the year	-	-	-	-	-	15	15
Balance at
December 31, 2022	2,780,707	1,525,067	790	158,111	(12,038)	(145,122)	1,741
Changes during 2023:
Net profit for the year	-	-	-	-	-	62	62
Balance at
December 31, 2023	2,780,707	1,525,067	790	158,111	(12,038)	(145,060)	1,803
Changes during 2024:
Net profit for the year	-	-	-	-	-	78	78
Balance at
December 31, 2024	2,780,707	1,525,067	790	158,111	(12,038)	(144,982)	1,881

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net profit (loss)	78	62	15
Adjustments required to reconcile net profit (loss) to net cash used in operating activities
Deposits' revaluation	(50)	(58)	(36)
Changes in operating assets and liabilities:
(Increase) in other receivables	(29)	(20)	-
Increase / (Decrease) in accounts payable	(1)	(2)	6
Net cash used in operating activities	(2)	(18)	(15)

Cash flows from investing activities:
Interest from banks' deposits, net of deposits during the year	42	17	20
Net cash provided by (used in( investing activities	42	17	20

Increase (decrease) in cash and cash equivalents	40	(1)	5
Cash and cash equivalents at the beginning of the year	17	18	13
Cash and cash equivalents at the end of the year	57	17	18

Appendix A - Supplemental cash flow information
Interest obtained during the year	125	78	8

The accompanying notes are an integral part of the financial statements

NOTE 1-GENERAL

Metalink Ltd. (the "Company") was incorporated in the State of Israel in September 1992. Until the sale of its WLAN operations in February 2010, the Company was engaged in the WLAN business and since then, the Company conducted only limited business activities related to its DSL business, which, since March 2016, it no longer conducts. The Company's current plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transactions with a domestic or foreign, private or public operating entity, or a "going private" transaction, including with any of its affiliates.

The Company does not have any income other than interest on bank deposits, hence there is an accumulated deficit in its equity.

The Company’s ordinary shares are quoted on the OTC Pink Market, under the symbol “MTLK”.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

A.Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

On a regular basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience, and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

B.Financial Statements in U.S. Dollars

The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured into dollars in accordance with the principles set forth in Accounting Standards Codification ("ASC") No. 830 (“Foreign Currency Matters”). All exchange gains and losses from the re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments like bank deposits, which are readily convertible into cash with original maturities when purchased in three months or less.

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

As of December 31, 2024, the Company had cash and cash equivalents that totaled to $57 and short-term deposits totaling to $1,940, all of which are deposited in a major Israeli financial institution and which are uninsured. As of December 31, 2023, the Company had cash and cash equivalents that totaled to $17 and short-term deposits totaling to $1,932, all of which were deposited in a major Israeli financial institution and which are uninsured. The Company has not incurred any losses on these accounts. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

F.Fair Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

-Level 1: Quoted prices in active markets for identical instruments.

-Level 2: Other significant observable inputs (including quoted prices in active markets for similar instruments).

-Level 3: Significant unobservable inputs (including assumptions in determining the fair value of certain investments).

The carrying value of cash and cash equivalents, and other payables and accrued expenses approximated their fair values as of December 31, 2024 and 2023 due to their short-term nature.

G.Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3-BANK DEPOSITS

The Company’s bank deposits are denominated in U.S. dollars and bear different interest rates ranging in 2024 from 3.93% to 5.65% and in 2023 from 3.68% to 6.6% depending on their maturity, which ranges from 6 to 12 months. The deposits include accrued interest, conditioned that the Company will hold it until the expected maturity date.

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

B.Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2024	2023	2022
Net profit (loss) as reported in the
statements of operations	78	62	15
Statutory tax rate	23.0%	23.0%	23.0%
Income Tax under statutory tax rate	17.9	14.3	3.4

Added to tax carried forward losses (less full valuation allowance)	(17.9)	(14.3)	(3.4)

Provision for income tax	-	-	-

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

Tax benefits of uncertain tax positions are recognized only if it is probable and can be reliably measured that the Company will be able to sustain a position taken on an income tax return. The Company has no tax assets or tax liability due to uncertain tax positions as of December 31, 2024, 2023, and 2022. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expenses. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2024, 2023, and 2022.

Tax losses carried forward of the Company, as of December 31, 2022, was $198,978 (NIS 725,671), as of December 31, 2023, was $198,883 (NIS 725,325) and expected to be $198,794 (NIS 725,001) as of December 31, 2024. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at year end, and therefore fluctuates significantly through the periods).

D.Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments are considered final until and including the year ended in 2019.

NOTE 6-SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2024	2023

Provision for legal claims	128	128
Accrued administrative expenses (includes director fees in the amount of $5, for the years 2024 and 2023)	39	38
	167	166

NOTE 7-SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

Financial Income, Net

	Year ended December 31,
	2024	2023	2022

Interest income	117	100	56
Expenses from revaluation of deposits	-	-	-
	117	100	56

NOTE 8-WAR IN ISRAEL

In October 2023, Hamas terrorists and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, together with extensive rocket attacks on the Israeli population along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attacks, the Israeli government declared war against Hamas and commenced a military campaign against these terrorists (hereinafter: "Swords of Iron War"). In parallel, clashes between Israel and Hezbollah, a terrorist organization operating in Lebanon, intensified on Israel’s northern border with Lebanon. Most recently, in early April 2024, Iran launched extensive rocket and drone attacks on Israeli military sites and it is reported that Israel is planning a retaliatory attack against Iran. These armed conflicts may further escalate into a greater regional conflict and could adversely affect our business and financial results.

As of the date of approval of the financial statements, in the Company's estimation, the "Swords of Iron War" events are not expected to have a material effect on the results of the Company's operations.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date: April 25, 2025