Form 20-F/A
period 2024-12-31
METALINK LTD
filed 2025-04-28
CIK 1098462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow: ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☒ Yes    ☐ No

Explaining Note

This Amendment No. 1 on Form 20-F/A (the “Amendment”) of Metalink LTD (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, originally filed with the Securities and Exchange Commission on April 25, 2025 (the “Original Report”). This Amendment is being filed solely for the purpose of amending the auditor's signature date, which was inadvertently written April 25, 2025, on the Original Report, and is amended to April 28, 2028.

Except as described above, no changes have been made to the Original Filing and this Amendment does not modify, amend or update in any way any of the financial or other information contained in the Original Filing.

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

April 28, 2025

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date: April 28, 2025