Form 20-F
period 2025-12-31
METALINK LTD
filed 2026-04-29
CIK 1098462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025):

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

Exchange Rate

On December 31, 2025, the exchange rate between the NIS and the dollar, as last quoted by the Bank of Israel, was NIS 3.19 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

We have a history of operating losses.

We incurred significant operating losses since our inception. Although we generated an immaterial profit from continuing operations for each of the years ended December 31, 2024 and 2025, we incurred a loss from continuing operations for other years, including for the year ended December 31, 2021. Even if we are able to sustain profitability, we cannot assure that future net income will offset our accumulated deficit, which, as of December 31, 2025, was approximately $144.89 million. This is likely to have an adverse impact on the value of our stock.

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

As of December 31, 2025, we held approximately $2.063 million in cash (including short-term bank deposits), which represent substantially all of our assets. If we continue to hold such funds in cash or short-term bank deposits, it will expose us to decrease in value of such funds, especially if these short-term deposits do not yield interest rates at levels similar to the rate of inflation. On the other hand, if we determine to invest some or all of these funds in financial instruments or securities, we will be subject to loss to the extent that the market value of these instruments decline, which will adversely affect our financial condition. In addition, in order to invest such funds in any securities, we will first need to ensure that the investment of the cash proceeds will not cause us to be an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act. This is because if we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

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

As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Passive Foreign Investment Company Considerations,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2025. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a PFIC for that year and possibly also for later years. We satisfied the corporate level test to be a PFIC during some of the years 2002 – 2023. Our ordinary shares will be considered shares of a PFIC in the case of any United States person that owned those shares in 2002 or 2003 and that person has not made any of certain elections that could permit the PFIC classification of our shares to terminate in a taxable year in which we did not satisfy the test to be a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, and having the highest possible tax rates in prior years, together with significant interest charges, apply to substantial portions of those gains and to certain distributions, if any, that we make, whether or not we have any earnings and profits. U.S. shareholders should consult their own U.S. tax advisers with respect to the U.S. tax consequences of investing in our ordinary shares.

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

In October 2023, Hamas terrorists and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attacks, the Israeli government declared war against Hamas and commenced a military campaign against these terrorists. In parallel, clashes between Israel and Hezbollah, a militia and political group operating in Lebanon, intensified on Israel’s northern border with Lebanon. Additionally, the Houthis, an extremist Shia-Islamist movement operating in Yemen, launched missile and drone attacks targeted at Israel and ships in the Red Sea, posing a threat to international shipping in the Suez Canal. Most recently, on February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, including the assassination of the Iran's Supreme Leader and other key officials and military commanders. While, as of the date of this annual report, we do not estimate these events to have a material effect on our business and financial results, these armed conflicts may further escalate into a greater regional conflict and could adversely affect our business and financial results.

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

We could be adversely affected by any major hostilities, including acts of terrorism as well as any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation. For example, in January 2026, in connection with the war declared in Israel in October 2023, Moody’s Investors Service (Moody’s) has downgraded the Government of Israel’s foreign-currency and local-currency issuer ratings to Baa1 from A2, and other global rating agencies may take similar actions. Such downgrades might adversely affect the macroeconomic conditions in which we operate and also potentially deter foreign investment in Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and Board of Directors. Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, and with greater intensity after the state of war declared in Israel in October 2023, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business and financial results.

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

Recent Major Developments

There were no major developments in Metalink since January 1, 2025.

Principal Capital Expenditure and Divestitures

Capital expenditures were $0 for each of the years ended December 31, 2025, 2024 and 2023.

During 2023, 2024 and 2025, we did not make any significant divestitures.

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

Revenues in 2024 and 2025 were $0.

Operating loss for 2024 was $39,000, compared to an operating loss of $23,000 in 2025. This decrease was mainly due to the decrease in our professional expenses.

As of December 31, 2025 and 2024, we had approximately $2.1 and $2 million in cash, cash equivalents and short-term deposits. As of the date of this annual report, we anticipate that we will be able to meet our cash requirements in the next 12 months without obtaining additional capital from external sources.

Outlook

Revenues. In March 2015, we completed the delivery of certain of our DSL products to a customer. In exchange therefor we received approximately $450,000, which we recognized in the first quarter of 2015. This order marked the last order that we will receive for DSL products, which were the subject of an “end of life” notice that we issued in early 2008. As a result, we do not expect to generate any revenues in 2026.

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

General

The following discussion of our results of operations for the years ended December 31, 2025, 2023 and 2024, including the following table, which presents selected financial information data in dollars (dollars in thousands) and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2025		2024		2023

Revenues	0	0%	0	0%	0	0%
Cost of revenues:
Costs and expenses	-	-	-	-	-	-
Royalties to the Government of Israel	-	-	-	-	-	-
Total Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:
Sales and marketing	-	-	-	-	-	-
General and administrative	23	-	39	-	38	-
Other expenses	-	-	-	-	-	-
Total operating expenses	23	-	39	-	38	-
Operating loss	(23)	-	(39)	-	(38)	-
Financial income, net	109	-	117	-	100	-
Net income (loss)	86	0%	78	0%	62	0%

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenues. There were no revenues in 2025 and in 2024. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2024 and in 2025.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $39,000 in 2024, compared with $23,000 in 2025.

Financial Income, net. Financial income, net, which is primarily attributable to interest income, exchange rates differences and balance annulments, was $117,000 in 2024, compared with $109,000 in 2025.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2024

Revenues. There were no revenues in 2023 and in 2024. This occurred due to completion of delivery of our last DSL products order in 2015, which was the subject of an “end of life” notice we issued already in early 2008.

Cost of Revenues. Cost of revenues was $0 in 2023 and in 2024.

Operating Expenses. Operating expenses, all of which are related to general and administrative expenses, were $39,000 in 2024, compared with $38,000 in 2023.

Financial Income, net. Financial income, net, which is primarily attributable to interest income, exchange rates differences and balance annulments, was $100,000 in 2023, compared with $117,000 in 2024.

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

	Year Ended December 31,
	2023	2024	2025
NIS	3.1%	0.6%	-12.5%
Israeli Consumer Price Index	3.0%	3.2%	2.6%

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

In 2023-2025, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results. However, we cannot predict any future trends in the rate of inflation/deflation in Israel or the rate of devaluation/revaluation of the NIS against the dollar. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if the NIS will be appreciated against the dollar.

The effects of foreign currency re-measurements are reported in our financial statements in current operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 23% for the years 2024 and 2025 and for future years.

As a result of our accumulated tax loss carry-forwards (which we estimate totaled approximately $200 million at December 31, 2025), and based on the current tax system in Israel, we do not anticipate being subject to income tax in Israel for the 2025 tax year.

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

Working Capital and Cash Flows

We had cash and cash equivalents and deposits of approximately $2.1 million as of December 31, 2025 and $2 million as of December 31, 2024. It should be noted that as of each of those dates we did not have any short-term (other than the above mentioned short-term deposits) or long-term investments or outstanding borrowings.

No capital expenditures were made in our continuing operation for each of the years ended December 31, 2025, 2023 and 2024.

Net cash earned in operating activities was $59,000 for the year ended December 31, 2025, compared with net cash used in operation of $2,000 for the year ended December 31, 2024 and $18,000 for the year ended December 31, 2023.

Net cash used in financing activities was $0 for the years ended December 31, 2025, 2023 and 2024. Since 2010, we no longer hold government treasury securities and we do not conduct interest rate or currency hedging activities.

Net cash provided by (used in) investing activities was ($79,000), $42,000 and $17,000 for the years ended December 31, 2025, 2024 and 2023, respectively, primarily related to short-term deposits.

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

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Joseph Winston	47	Chairman of the Board of Directors
Daniel Magen	55	Director, Chief Executive Officer and Chief Financial Officer
Roi Kol	43	Director
Ron Mekler*	52	Director
Avi Mann*	63	External Director
Mor Salomon*	36	External Director

*	Member of the Audit Committee and Compensation Committee.

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

General

The aggregate remuneration we paid or accrued for the year ended December 31, 2025 to our directors and executive officers (six persons during 2025), was approximately $6,000 in fees. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits. See also Note 6 to our financial statements included elsewhere in this annual report.

As approved by our shareholders, commencing June 2018, our external directors, including Mr. Mann and Ms. Salomon, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 23,115 (equivalent to approximately $7,246) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 670 per meeting attended (equivalent to approximately $210), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI.

However, these directors agreed that the annual (fixed compensation) payable to them since 2018 will be lowered to NIS 6,000 (equivalent to approximately $1,880).

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

In 2025, we did not pay any compensation to our executive officer.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2025 (the “Measurement Date”). The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of the Measurement Date (excluding 1,525,067 treasury shares).

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

In the past three fiscal years, we did not grant any options to purchase ordinary shares. As of the date hereof, we do not have any options outstanding under our 2003 Plan.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2025 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.

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

(2)	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of April 1, 2025 (excluding 1,525,067 treasury shares).

(3)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April, 2025, there were 21 holders of record of our ordinary shares, of which 13 record holders had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2025.

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

Shareholders that are individuals who have taxable income that exceeds NIS 721,560 in a tax year (for 2025, linked to the Israeli CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year that is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2025. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

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

We believe that we satisfied the test to be a PFIC in 2001, 2002, 2003, and 2016 through 2025, but not in 2004-2015. In that event, based on the rules described above, in the hands of any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 and that has made, or is treated as having made, a QEF election for the First PFIC Year or that has made a mark-to-market election, our ordinary shares will not be shares in a PFIC in any year after 2003 in which we do not satisfy the test to be a PFIC. In addition, any U.S. Holder that acquired our ordinary shares in 2004, (or in a later year, if any, in which we were or are not a PFIC) will not be subject to the PFIC rules, unless in a subsequent year we again satisfy the test to be a PFIC. However, any U.S. Holder that owned our ordinary shares in 2001, 2002 or 2003 (or any later year we are a PFIC) and did not and does not make a QEF election effective for the First PFIC Year and has not made and does not make a mark-to-market election will remain subject to the PFIC rules that apply when no special election is in effect.

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, which currently includes Daniel Magen, who serves as our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our then-current CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2025. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our CEO and CFO has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2025 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Elkana Amitai., Certified Public Accountants (Israel), , billed us aggregate annual amount of approximately $13,000 for the year 2025, (compared with $11,000 for the year 2024) for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits.

Tax Fees. For 2025 and 2024, our principal accountant did not bill us for tax services.

All Other Fees. For 2025 and 2024, our principal accountant did not bill us for other services.

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

ITEM 16IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

We are a shell company (as defined in Rule 12b-2 of the Exchange Act) with no business operations. Since 2015, our sole business activity and plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction. Therefore, we do not believe that we face significant cybersecurity risks and have not adopted any cybersecurity risk management programs or formal processes for assessing cybersecurity risk. Our board of directors is generally responsible for the oversight of risks from cybersecurity threats, if any. In fiscal year 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL STATEMENTS

Our financial statements and related auditor’s report for the year ended December 31, 2025 are enclosed as part of this annual report.

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

101*

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements, tagged as blocks of text and in detail*

104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

*	Filed herewith.

**	Furnished herewith.

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

METALINK LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalink Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Metalink Ltd. (the “Company”) as of December 31, 2025 and 2024, the related statements of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the two years ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company’s auditor since 2025

Mitzpe Netofa, Israel

April 29, 2026

METALINK LTD.

BALANCE SHEETS

(U.S. dollars in thousands except share data)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	37	57
Bank deposits	2,063	1,940
Other receivables	25	49

Total assets	2,125	2,046

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses	158	165
Total liabilities	158	165

CONTINGENT LIABILITY

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 2,780,707 shares issued and 1,255,640 shares outstanding as of December 31, 2025 and December 31, 2024)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,896)	(144,982)
	14,005	13,919

Treasury stock, at cost: 1,525,067 shares as of December 31, 2025 and December 31, 2024	(12,038)	(12,038)
Total shareholders' equity	1,967	1,881

Total liabilities and shareholders' equity	2,125	2,046

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except per share data)

	Year ended December 31,
	2025	2024	2023

General and administrative expenses (includes director fees in the amount of $8, $5 and $6, for the years 2025, 2024 and 2023, respectively)	23	39	38

Operating loss	(23)	(39)	(38)

Financial income, net	109	117	100
Net profit (loss)	86	78	62

Per share data-

Basic and diluted profit (loss)	0.068	0.062	0.049
Number of outstanding shares used in computing profit (loss) per ordinary share:

Basic and diluted	1,255,640	1,255,640	1,255,640

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except of number of shares)

	Number of	Number of		Additional	Treasury
	Issued	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	Deficit	Total
Balance at
January 1, 2023	2,780,707	1,525,067	790	158,111	(12,038)	(145,122)	1,741
Changes during 2023:
Net loss for the year	-	-	-	-	-	62	62
Balance at
December 31, 2023	2,780,707	1,525,067	790	158,111	(12,038)	(145,060)	1,803
Changes during 2024:
Net profit for the year						78	78
Balance at
December 31, 2024	2,780,707	1,525,067	790	158,111	(12,038)	(144,982)	1,881
Changes during 2025:
Net profit for the year						86	86
Balance at
December 31, 2025	2,780,707	1,525,067	790	158,111	(12,038)	(144,896)	1,967

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Cash flows from operating activities:
Net profit (loss)	86	78	62
Adjustments required to reconcile net profit (loss) to net cash used in operating activities
Deposits' revaluation	(44)	(50)	(58)
Changes in operating assets and liabilities:
(Increase) in other receivables	24	(29)	(20)
Increase / (Decrease) in accounts payable	(7)	(1)	(2)
Net cash used in operating activities	59	(2)	(18)

Cash flows from investing activities:
Interest from banks deposits, net of deposits during the year	(79)	42	17
Net cash provided by (used in( investing activities	(79)	42	17

Increase (decrease) in cash and cash equivalents	(20)	40	(1)
Cash and cash equivalents at the beginning of the year	57	17	18
Cash and cash equivalents at the end of the year	37	57	17

Appendix A - Supplemental cash flow information
Interest obtained during the year	109	125	78

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

As of December 31, 2025, the Company had cash and cash equivalents that totaled to $37 and long-term deposits totaling to $2,063, all of which are deposited in a major Israeli financial institution and which are uninsured. As of December 31, 2024, the Company had cash and cash equivalents that totaled to $57 and long-term deposits totaling to $1,940, all of which were deposited in a major Israeli financial institution and which are uninsured. The Company has not incurred any losses on these accounts. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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

The carrying value of cash and cash equivalents, and other payables and accrued expenses approximated their fair values as of December 31, 2025 and 2024 due to their short-term nature.

G.Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3-BANK DEPOSITS

The Company’s bank deposits are denominated in U.S. dollars and bear different interest rates ranging in 2025 from 4.37% to 4.78% and in 2024 from 3.93% to 5.65% depending on their maturity, which ranges from 6 to 12 months. The deposits include accrued interest, conditioned that the Company will hold it until the expected maturity date.

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

NOTE 5-TAXES ON INCOME (Cont.)

B.Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	Year ended December 31,
	2025	2024	2023
Net profit (loss) as reported in the
statements of operations	86	78	62
Statutory tax rate	23.0%	23.0%	23.0%
Income Tax under statutory tax rate	19.8	17.9	14.3

Added to tax carried forward losses (less full valuation allowance)	(19.8)	(17.9)	(14.3)

Provision for income tax	-	-	-

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

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of December 31, 2025, 2024 and 2023. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2024, 2023 and 2022.

Tax losses carried forward of the Company, as of December 31, 2023 was $198,883 (NIS 725,325), as of December 31, 2024 was $198,794 (NIS 725,001) and expected to be $227,131 (NIS 724,547) as of December 31, 2025. This loss is unlimited in duration and denominated in nominal NIS (the dollar balance translated according to the exchange rate at year end, and therefore fluctuates significantly through the periods).

D.Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation. However, according to Israeli tax laws assessments considered final until and including the year ended in 2019.

NOTE 6-SUPPLEMENTARY BALANCE SHEET INFORMATION

Other Payables and Accrued Expenses

	December 31,
	2025	2024

Provision for legal claims	128	128
Accrued administrative expenses (includes director fees in the amount of $8, for the years 2025 and 2024)	29	39
	157	167

NOTE 7-SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

Financial Income, Net

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Interest income	109	117	100
Expenses from revaluation of deposits	-	-	-
	109	117	100

NOTE 8-WAR IN ISRAEL

In October 2023, Hamas terrorists and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, together with extensive rocket attacks on Israeli population along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attacks, the Israeli government declared war against Hamas and commenced a military campaign against these terrorists (hereinafter: "Swords of Iron War"). In parallel, clashes between Israel and Hezbollah, a terrorist organization operating in Lebanon, intensified on Israel’s northern border with Lebanon. Most recently, on February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, including the assassination of the Iran's Supreme Leader and other key officials and military commanders. These armed conflicts may further escalate into a greater regional conflict and could adversely affect our business and financial results.

As of the date of approval of the financial statements, in the Company's estimation, the "Swords of Iron War" events are not expected to have a material effect on the results of the Company's operations.

NOTE 9-SEGMENT REPORTING

We operate in a single operating segment and a single reporting segment. Operating segments are defined as components of an enterprise about which separate financial information is regularly evaluated by the chief operating decision maker function (which is fulfilled by our chief executive officer) in deciding how to allocate resources and in assessing performance. Our chief executive officer allocates resources and assesses performance based upon financial information at the level. Since we operate in one operating segment, all required financial segment information is presented in the financial statements.

NOTE 10-SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the SEC and has determined that there are no such events that warrant disclosure or recognition in the financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALINK LTD.

By:	/s/ Daniel Magen
Name: Daniel Magen
Title: Chief Executive Officer and Chief Financial Officer

Date:  April 29, 2026